Form 10-K405, Exhibit 13
period 2000-12-31
AETNA INC /PA/
filed 2001-02-26
CIK 1122304

                                                                      Exhibit 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries as of December 31, 2000 and 1999, and its results of operations for 2000, 1999 and 1998. This Management's Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understand Aetna Inc. and its subsidiaries' results and financial condition.

OVERVIEW

General

The consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) and its wholly owned subsidiaries (collectively, the "Company"). Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc.) was a subsidiary of a Connecticut corporation named Aetna Inc. ("former Aetna"). On December 13, 2000, former Aetna spun the Company off to its shareholders and, as part of the same transaction, the remaining entity, which contained former Aetna's financial services and international businesses, was merged into a subsidiary of ING Groep N.V. ("ING") (collectively, the "Transaction"). (Refer to Note 19 of Notes to Consolidated Financial Statements.) The financial services and international businesses are reflected as discontinued operations, since the Company is the successor of former Aetna for accounting purposes. Refer to "Results of Discontinued Operations" for additional details.

The Company's core business is now its Health Care operations. Health Care consists of the following products: health and dental plans offered on a full risk basis and The Prudential Insurance Company of America's ("Prudential") administrative services only ("ASO") business (which includes certain supplemental fees) (included in the product grouping Health Risk, which also includes the acquired Prudential health care business ("PHC")). Health plans include health maintenance organization ("HMO"), point-of-service ("POS"), preferred provider organization ("PPO") and indemnity benefit products. Other products included in Health Care are group life and disability insurance and long-term care insurance, offered on both a full risk and employer-funded basis, and all health plans offered on an employer-funded basis, excluding the Prudential ASO business (included in the product grouping Group Insurance and Other Health). Refer to "Acquisitions and Dispositions" for more information on the acquisition of PHC.

The Company also has a Large Case Pensions business that manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services.

Strategic Repositioning

On February 25, 2000, William H. Donaldson became Chairman, President and Chief Executive Officer of former Aetna. At that time, former Aetna began a comprehensive review of its health care business model and began to implement a number of strategic and operational initiatives and other actions focused on, among other things, strengthening management of the business, improving relations with health care providers, exiting certain product markets, addressing rising medical costs and improving the efficiency of operations. Also, as described above, former Aetna spun the Company off to its shareholders and as part of the same transaction, the remaining entity, which contained former Aetna's financial services and international businesses, was merged into a subsidiary of ING. On September 15, 2000, John W. Rowe, M.D. became the new President and Chief Executive Officer of the Company's Health Care business and a member of its board of directors. Upon consummation of the Transaction on December 13, 2000, Mr. Donaldson became Chairman of the Company and Dr. Rowe became its President and Chief Executive Officer.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

As a result of this business review, during 2000 the Company announced, among other things:

- Changes in certain states to provide physicians with additional choices in product participation and financial compensation and to clarify how medical necessity and coverage decisions are made, and that the Company was continuing a state-by-state review of all of its provider arrangements.

- The exit, effective January 1, 2001, of a number of Medicare service areas affecting approximately half of its Medicare membership, and plans to improve or selectively discontinue offerings in certain commercial markets.

Also, on December 18, 2000, the Company announced:

- Expense-reduction initiatives associated with targeted membership reductions;

- The reorganization of its sales force to place greater emphasis on higher-potential middle-market business and to more efficiently serve smaller cases, while enhancing the Company's customer relationships and important national accounts franchise, and to result in a sales organization that is designed to be smaller but more effective at both selling and retaining business;

- Initiatives to improve the efficiency of the claims payment and other member services processes;

-     The continued integration of the acquired PHC business;

-     The integration and elimination of duplicate staff functions;

- Significant price increases on health plan business renewing on January 1, 2001; and

- An initiative to reform medical cost management practices designed to eliminate unnecessary administrative practices and ineffective requirements, while strengthening responsible and effective practices.

As a result of certain of these actions, the Company recorded a severance and facilities charge of $93 million after tax in the fourth quarter of 2000. (Refer to "Severance and Facilities Charge" for more information.) In addition, the Company recorded a charge of $238 million after tax in the fourth quarter of 2000 related to the write-off of goodwill, primarily associated with the Medicare service area exits. Refer to "Health Care - Medicare HMO" for more details on the Medicare exit and related write-off of goodwill and "Health Care
- Outlook" and "Forward-Looking Information/ Risk Factors" for information regarding other important factors relating to the strategic repositioning that may materially affect the Company.

Consolidated Results

The Company reported net income of $127 million in 2000, $717 million in 1999 and $847 million in 1998. The Company reported a loss from continuing operations of $127 million in 2000 and income from continuing operations of $399 million in 1999 and $450 million in 1998. Loss from continuing operations per common share was $.90 in 2000, and income from continuing operations per diluted common share was $2.54 in 1999 and $2.72 in 1998. Net income includes income from discontinued operations of $255 million in 2000, $317 million in 1999 and $396 million in 1998. (Refer to "Results of Discontinued Operations" for more information.)

Loss from continuing operations in 2000 includes the charge of $238 million related to the write-off of goodwill, the severance and facilities charge of $93 million and costs of $38 million resulting from change in control-related payments and other costs required to effect the spin-off of the Company from former Aetna. Income or loss from continuing operations also includes a reduction of the reserve for anticipated future losses on discontinued products for Large Case Pensions of $95 million in 2000, $50 million in 1999 and $44 million in 1998. Excluding these items and net realized capital gains or losses in all three years, results from continuing operations would have been income of $161 million in 2000, $328 million in 1999 and $217 million in 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

The consolidated financial statements have been prepared using the historical basis of the assets and liabilities and historical results of operations of the Health Care and Large Case Pensions businesses. Additionally, the consolidated financial statements include allocations of certain assets and liabilities (including prepaid pension assets, debt and benefit obligations, pension and post-retirement benefits) and expenses (including interest), previously recorded by former Aetna, to the Health Care and Large Case Pensions businesses of the Company, as well as those businesses presented as discontinued operations. Management believes these allocations are reasonable. Accordingly, the financial information included herein may not necessarily be indicative of the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company had it been a separate, independent company during the periods presented.

Certain reclassifications have been made to the 1999 and 1998 financial information to conform to the 2000 presentation.

Acquisitions and Dispositions

Sale of NYLCare Texas

In connection with the PHC acquisition discussed below, the Company agreed with the U.S. Department of Justice and the State of Texas to divest NYLCare Texas, which was acquired by the Company as part of the 1998 acquisition of NYLCare also discussed below. Pursuant to this agreement, on March 31, 2000, the Company completed the sale of NYLCare Texas to Blue Cross and Blue Shield of Texas, a division of Health Care Service Corporation, for approximately $420 million in cash. The sale included approximately 463,000 Commercial HMO risk members; 52,000 Commercial HMO nonrisk members; and 5,000 PPO members in the Houston, Austin, San Antonio, Corpus Christi, Beaumont, Dallas-Fort Worth, San Angelo, Texarkana and Amarillo areas. The Company retained approximately 127,000 NYLCare Medicare members in Texas through a reinsurance and administrative services agreement. The sale resulted in a capital loss of approximately $35 million after tax, which was recognized in the fourth quarter of 1999. The results of operations of NYLCare Texas were not material to the Company's consolidated results of operations.

Acquisition of Prudential Health Care Business

On August 6, 1999, the Company acquired PHC from Prudential for approximately $1 billion. Included in the acquisition were PHC's risk HMO, POS, PPO and Indemnity health lines, as well as its dental risk business. The transaction was financed by issuing $500 million of three-year senior notes to Prudential and by using funds made available from the issuance of commercial paper. Refer to "Liquidity and Capital Resources" for further information. The Company also agreed to service Prudential's ASO business following the PHC closing. Since the closing, the Company's results have been affected by, among other things, the operating results of PHC, the costs of financing the transaction and the amortization of goodwill and other acquired intangible assets created as a result of the transaction. The operations and related amortization of intangible assets of PHC are reflected in the Health Care segment, while the financing costs of the acquisition are reflected in Corporate. Refer to "Health Care", "Corporate" and
Note 4 of Notes to Consolidated Financial Statements for further discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (CONTINUED)

Acquisition of NYLCare Health Business

In July 1998, the Company acquired NYLCare. The total purchase price was approximately $1.1 billion. Since the closing, the Company's results have been affected by, among other things, the operating results of NYLCare, the costs of financing the transaction and the amortization of intangible assets (primarily goodwill) created as a result of the transaction. The operations and related amortization of intangible assets of NYLCare are reflected in the Health Care segment, while the financing costs of the acquisition are reflected in Corporate. Refer to "Health Care" and "Corporate" for further discussion.

Other

As a result of the previously discussed initiatives and actions being implemented by the Company relating to its strategic repositioning, the Company is reorganizing its internal organization for making operating decisions and assessing performance. Accordingly, Group Insurance, which currently is included in the Health Care segment under the product grouping "Group Insurance and Other Health", will be reported as a separate segment beginning in the first quarter of 2001. At that time, the Company will report results in three business segments: Health Care, Group Insurance and Large Case Pensions, consistent with the Company's internal organization.

HEALTH CARE

Operating Summary

(Millions)                                                                               2000            1999(1)           1998(2)
------------------------------------------------------------------------------------------------------------------------------------
Health care premiums                                                                  $ 21,746.6       $ 17,145.7        $ 11,691.1
Other premiums                                                                           1,328.6          1,376.9           1,315.1
Administrative services only fees                                                        1,925.9          1,674.5           1,270.7
Net investment income                                                                      712.2            612.8             537.2
Other income                                                                                60.8             82.8             170.4
Net realized capital gains (losses)                                                        (41.8)            (4.7)            134.9
------------------------------------------------------------------------------------------------------------------------------------
         Total revenue                                                                  25,732.3         20,888.0          15,119.4
------------------------------------------------------------------------------------------------------------------------------------
Health care costs                                                                       18,884.1         14,641.0          10,012.9
Current and future benefits                                                              1,216.2          1,249.7           1,173.6
Salaries and related benefits                                                            2,232.0          1,796.8           1,251.5
Other operating expenses                                                                 2,442.8          1,977.7           1,501.1
Amortization of goodwill and other acquired intangible assets                              435.6            420.4             381.3
Goodwill write-off                                                                         310.2                -                 -
Severance and facilities charge                                                            127.3                -                 -
------------------------------------------------------------------------------------------------------------------------------------
         Total benefits and expenses                                                    25,648.2         20,085.6          14,320.4
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                  84.1            802.4             799.0
Income taxes                                                                               126.7            365.1             368.0
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                     $    (42.6)      $    437.3        $    431.0
====================================================================================================================================
Net realized capital gains (losses), net of tax (included above)                      $    (15.6)      $    (22.4)       $     88.2
====================================================================================================================================

(1) Results include PHC since August 6, 1999, including results from servicing Prudential's ASO contracts following the acquisition.

(2) Results include NYLCare since July 15, 1998, including NYLCare Texas, which the Company sold on March 31, 2000.

Results

Health Care's net loss for 2000 decreased $480 million from 1999 net income, which increased $6 million from 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

The table presented below identifies certain items excluded from net income or loss to arrive at operating earnings, which management believes provides a comparison more reflective of Health Care's performance.

(Millions)                                                                      2000                   1999(1)               1998(2)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $  (42.6)              $  437.3              $  431.0

Other items included in net income (loss):
  Amortization of goodwill and other acquired intangible assets                  350.4                  339.5                 311.9
  Goodwill write-off                                                             238.3                     --                    --
  Severance and facilities charge                                                 82.7                     --                    --
  Change in control-related costs                                                 27.3                     --                    --
  Realized capital (gains) losses                                                 15.6                   22.4                 (88.2)
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                            $  671.7               $  799.2              $  654.7
====================================================================================================================================

Health Risk and PHC                                                           $  355.3               $  505.1              $  334.2
Group Insurance and Other Health                                                 316.4                  294.1                 320.5
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                            $  671.7               $  799.2              $  654.7
====================================================================================================================================

Commercial HMO Premium PMPM                                                   $ 150.14               $ 138.58              $ 134.68
------------------------------------------------------------------------------------------------------------------------------------
Commercial HMO Medical Cost PMPM                                              $ 129.58(3)            $ 115.77(3)           $ 111.08
------------------------------------------------------------------------------------------------------------------------------------
Commercial HMO Medical Cost Ratio                                                 86.3%(3)               83.5%(3)              82.5%
------------------------------------------------------------------------------------------------------------------------------------

Medicare HMO Premium PMPM                                                     $ 535.44               $ 491.21              $ 474.67
------------------------------------------------------------------------------------------------------------------------------------
Medicare HMO Medical Cost PMPM                                                $ 519.25(3)            $ 453.30(3)           $ 441.63
------------------------------------------------------------------------------------------------------------------------------------
Medicare HMO Medical Cost Ratio                                                   97.0%(3)               92.3%(3)              93.0%
------------------------------------------------------------------------------------------------------------------------------------

(1) Results include PHC since August 6, 1999, including results from servicing Prudential's ASO contracts following the acquisition.

(2) Results include NYLCare since July 15, 1998, including NYLCare Texas, which the Company sold on March 31, 2000.

(3) Does not include recoveries under a reinsurance agreement with Prudential or the net amortization of certain fair value amounts established as part of the PHC purchase accounting. The reinsurance agreement does not cover periods following December 31, 2000. Refer to "PHC Agreement" below.

Health Risk and PHC

Health Risk and PHC operating earnings decreased $150 million in 2000 and increased $171 million in 1999. The decrease in 2000 reflects significantly higher medical costs in both Commercial and Medicare HMO products, severance costs of $46 million relating to actions completed prior to the severance and facilities charge announced on December 18, 2000 (primarily related to PHC) and the New Jersey assessment discussed below. The decrease in 2000 also reflects unfavorable development in the Medicare HMO business related to the resolution or termination of certain provider contracts, which was more than offset by a favorable development related to a government plan arrangement. Partially offsetting the decrease in 2000 results was an increase in net investment income, primarily due to a larger portfolio resulting from the inclusion of PHC for a full year, as well as a higher average yield on the investment portfolio.

The increase in 1999 earnings primarily reflects HMO membership growth, improved Medicare HMO results due to the exiting of several Medicare markets as of January 1, 1999, and the addition of PHC since August 6, 1999, including the benefit of supplemental fees for servicing Prudential's ASO customers and net recoveries under a reinsurance agreement with Prudential discussed below, partially offset by increased medical costs. The 1999 results also include a full year of NYLCare results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

Health Care Costs Payable

For Health Risk and PHC, health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. An extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2000 would cause these estimates to change in the near term, and such change could be material.

Commercial HMO

Commercial HMO premium per member per month ("PMPM") increased 8.3% in 2000, when compared to 1999, and 2.9% in 1999, when compared to 1998. These increases were due to premium rate increases on renewing business, offset in part by a shift in the geographic mix of membership and customers selecting lower premium plans.

Commercial HMO medical costs PMPM increased 11.9% in 2000, when compared to 1999, and 4.2% in 1999, when compared to 1998. The increase in 2000 reflects higher medical costs primarily due to higher utilization. While the specific factors vary in importance by local market, the major drivers of the increase in utilization include an increase in inpatient utilization and more emergency room visits and outpatient diagnostic procedures as well as increased costs for physician-administered injectables. The increase in 1999 reflects higher medical costs, primarily pharmacy, due to medical cost inflation and increased utilization, partially offset by medical cost initiatives.

The Commercial HMO medical cost ratio was 86.3% for 2000, compared to 83.5% for 1999 and 82.5% for 1998. The increases in 2000 and 1999 were the result of the increased medical costs outpacing premium increases, as discussed above.

Medicare HMO

Medicare HMO premiums PMPM increased by 9.0% in 2000, when compared to 1999, and 3.5% in 1999, when compared to 1998. These increases were due to increases in supplemental premiums and Health Care Financing Administration ("HCFA") rate increases partially offset, in 1999, by a shift in the geographic mix of membership.

Medicare HMO medical costs PMPM increased by 14.5% in 2000, when compared to 1999, and 2.6% in 1999, when compared to 1998. The increase in 2000 reflects higher medical costs resulting primarily from increased inpatient utilization. The increase in 1999 reflects higher medical costs partially offset by the favorable impact of exiting several markets as of January 1, 1999. The higher medical costs in 1999 primarily were due to higher pharmacy, physician and outpatient utilization and medical cost inflation.

The Medicare HMO medical cost ratio was 97.0% in 2000, compared to 92.3% for 1999 and 93.0% for 1998. The increase in 2000 reflects the increased medical costs discussed above outpacing supplemental premiums and HCFA rate increases, primarily in the markets the Company exited, effective January 1, 2001. The medical cost ratio for the exited service areas was approximately 102.5% in 2000 and 97.1% in 1999. The medical cost ratio for the remaining Medicare service areas, which the Company did not exit, was approximately 91.4% in 2000 and 88.7% in 1999. The decrease in 1999, when compared to 1998, reflects the favorable impact of exiting several markets, effective January 1, 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

The Company's Medicare+Choice contracts with the federal government are renewed for a one-year period each January 1. In June 2000, the Company notified HCFA of its intent to exit a number of Medicare service areas. The Company subsequently monitored legislative or regulatory changes that might have increased payments under applicable Medicare+Choice contracts sufficient to encourage the Company to remain in these services areas within six months following its notification, as allowed under HCFA regulations. As a result of insufficient increases in payments, the Company made a final determination within the six-month period (specifically the fourth quarter of 2000), as permitted under HCFA regulations, to exit a number of Medicare service areas. The Medicare+Choice contracts in such service areas were terminated on December 31, 2000. Accordingly, as of January 1, 2001, the Company exited a number of Medicare service areas, affecting approximately 260,000 members, or approximately 47 percent of the Company's total Medicare membership at December 31, 2000. In the fourth quarter of 2000, the Company recorded a charge of approximately $194 million after tax ($266 million pretax) for the write-off of goodwill that was still separately identifiable with such service areas. Refer to "Severance and Facilities Charge" for discussion of other charges associated with, among other matters, the exit of these Medicare service areas.

PHC Agreement

Effective August 6, 1999, the Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Under the agreement, Prudential agreed to indemnify the Company from certain health insurance risks that arise following the closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical costs ratio levels through 2000 for substantially all the acquired medical and dental risk business. The medical costs ratio threshold was 83.5% for August 6, 1999 through December 31, 1999 and 84% for January 1, 2000 through December 31, 2000. For the year ended December 31, 2000 and the period August 6, 1999 through December 31, 1999, reinsurance recoveries under this agreement were $135 million pretax and $74 million pretax, respectively. Results were negatively impacted by $15 million pretax for the year ended December 31, 2000 and $16 million pretax for the period August 6, 1999 through December 31, 1999 related to the net amortization of: the reinsurance premium paid as part of the acquisition, the fair value adjustment of the reinsurance agreement and the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business recorded as part of the acquisition. Such reinsurance recoveries and net amortization were reflected in health care costs. This reinsurance agreement ended on December 31, 2000, except that the agreement provides for a period of time during which such medical cost reimbursements (as calculated per the agreement) will be finalized, which is expected to be completed by the end of 2001. Refer to Note 4 of Notes to Consolidated Financial Statements for further discussion.

The Company also agreed to service Prudential's ASO contracts following the closing. Prudential is terminating its ASO business and retained the Company to service these contracts during the run off period, generally no later than June 30, 2001. Prudential ASO customers will remain Prudential members as long as the contracts remain in force. The Company is maintaining personnel, systems and other resources necessary to service the ASO business during the run off period, as it was not feasible to segregate these operating assets from those purchased in the PHC transaction. In exchange for servicing the ASO business, Prudential is remitting fees received from its ASO members to the Company, as well as paying certain supplemental fees. The supplemental fees are fixed in amount and decline over a period ending 18 months following the closing. For the year ended December 31, 2000, the Company recorded total fees for servicing the Prudential ASO business of approximately $370 million pretax, including supplemental fees of approximately $134 million pretax. Included in these supplemental fees is amortization, related to the above-market compensation component of the ASO supplemental fee arrangement, of $15 million pretax for the year ended December 31, 2000. During the period August 6, 1999 through December 31, 1999, the Company recorded total fees for servicing the Prudential ASO business of approximately $230 million pretax, including supplemental fees of approximately $106 million pretax. Refer to Note 4 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

Group Insurance and Other Health

Results for 2000, compared to 1999, reflect improved margins and higher membership levels in the ASO business, partially offset by lower life results. Results for 1999, compared to 1998, reflect higher operating expenses and unfavorable life experience, partially offset by a full year of NYLCare results and higher net investment income.

Membership

Health Care's membership was as follows:

                                                           December 31, 2000(1)                        December 31, 1999 (1)
                                                     -----------------------------               -----------------------------------
(Thousands)                                           Risk      Nonrisk      Total                 Risk      Nonrisk        Total
------------------------------------------------------------------------------------------------------------------------------------
HMO
    Commercial (2)(3)                                7,759          869      8,628                8,716          727        9,443
    Medicare (4)                                       549            -        549                  703            -          703
    Medicaid                                           150           94        244                  172           75          247
------------------------------------------------------------------------------------------------------------------------------------
        Total HMO                                    8,458          963      9,421                9,591          802       10,393
POS                                                    341        3,397      3,738                  397        3,528        3,925
PPO (3)                                                854        3,100      3,954                  870        3,112        3,982
Indemnity                                              230        1,930      2,160                  259        2,496        2,755
------------------------------------------------------------------------------------------------------------------------------------
    Total Health Membership                          9,883        9,390     19,273               11,117        9,938       21,055
====================================================================================================================================

Dental                                                                      14,251                                         15,253
------------------------------------------------------------------------------------------------------------------------------------
Group Insurance
    Group Life                                                               9,421                                          9,415
    Disability                                                               2,149                                          2,258
    Long-Term Care                                                             114                                            108
------------------------------------------------------------------------------------------------------------------------------------

(1) Health membership at December 31, 1999 in thousands includes 5,093 PHC members, including 1,688 (878 at December 31, 2000) Prudential ASO members which Health Care agreed to service, and 8,000 PHC Dental members. There were no Group Insurance PHC members.

(2) Commercial HMO in thousands includes POS members who access primary care physicians and referred care through an HMO network of 1,892 at December 31, 2000 and 2,323 at December 31, 1999.

(3) Membership in thousands at December 31, 1999 includes 553 Commercial HMO members and 12 PPO members of the NYLCare Texas operations sold on March 31, 2000.

(4) Membership in thousands at December 31, 2000 includes 260 Medicare members affected by the Company's exit of a number of Medicare service areas, effective January 1, 2001.

Total Health membership as of December 31, 2000 decreased by approximately 1.8 million members when compared to December 31, 1999, due to attrition in PHC membership and the sale of NYLCare Texas.

Total Revenue and Expense

Revenue, excluding net realized capital gains or losses, increased $4.9 billion, or 23% in 2000, and $5.9 billion, or 39%, in 1999. The 2000 revenue growth was primarily due to the acquisition of PHC on August 6, 1999 and an increase in rates, partially offset by PHC membership reductions. The 1999 revenue growth was primarily due to the acquisition of PHC on August 6, 1999 and the acquisition of NYLCare on July 15, 1998. Revenues in 1999 also grew as a result of Commercial HMO membership growth and premium rate increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

Net realized capital gains or losses for all periods presented includes capital gains of approximately $39 million after tax resulting from contingent consideration following the Company's 1997 sale of its behavioral health subsidiary, Human Affairs International, Incorporated ("HAI"). The Company records these amounts as they become realizable. Also during 2000, the Company incurred capital losses resulting from the rebalancing of its investment portfolio in a rising interest rate environment and the write down of certain bonds, which together, more than offset the HAI capital gain. In 1999, the HAI capital gain was more than offset by the recording of the estimated loss on the sale of NYLCare Texas of $35 million and net realized capital losses from the Company's rebalancing of its investment portfolio in a rising interest rate environment. Net realized capital gains in 1998 reflects the HAI capital gain as well as capital gains from the sale of bonds and equity securities. Refer to "Overview" for further discussion of NYLCare Texas.

Operating expenses, including salaries and related benefits, increased $900 million, or 24%, in 2000 and $1.0 billion, or 37%, in 1999. The 2000 increase reflects a full year of PHC operating expenses, severance costs of $82 million relating to actions completed prior to the severance and facilities charge announced on December 18, 2000 (primarily related to PHC) and change in control-related amounts of $42 million. The 1999 increase reflects the acquisition of PHC and NYLCare and increased costs to support the Commercial HMO membership growth. Operating expenses, including salaries and related benefits, as a percentage of revenue, excluding net realized capital gains or losses, was 18% for each of 2000, 1999 and 1998.

On April 6, 2000, the State of New Jersey enacted the New Jersey Insolvent Health Maintenance Organization Assistance Fund Act of 2000 (the "Act"). The Act is designed to reimburse individuals who were covered by and providers that had contracts with two New Jersey HMOs prior to their insolvency. The total amount to be assessed to all HMOs in New Jersey is $50 million. The Act requires that HMOs in the New Jersey market be assessed a charge based on each HMO's proportionate share of premiums written in New Jersey relative to all HMO premiums written in New Jersey. The Company recorded an estimate of its share of this assessment, based on its HMO market share in New Jersey, of $23 million pretax ($15 million after tax) in the second quarter of 2000, included in operating expenses.

Outlook

As discussed above, the Company has been undertaking a strategic repositioning of its business and is taking significant actions designed to, among other things, improve relations with providers, address medical costs (which rose significantly in 2000) and improve the efficiency of its operations. As a result, certain key actions and the Company's success in implementing them, and other matters discussed below, are expected to be significant drivers of the Company's 2001 financial performance.

Medical Costs/Pricing Actions. The Company is taking certain actions designed to improve its medical cost ratios, while also undertaking initiatives to improve relations with providers. The Company attempts to improve profitability through price increases and, where appropriate, through utilization management techniques. Premiums for full risk health plans are generally fixed for one-year periods and, accordingly, cost levels in excess of future medical cost projections reflected in pricing cannot be recovered in the contractual year through higher premiums. The Company is seeking significant price increases for 2001 renewals to improve profitability. Slightly more than half of the Company's Health Risk business renews on January 1, 2001 and a significant portion renews on July 1, 2001. As a result, the Company cannot increase prices for a significant portion of its 2001 business until later in the year. Medical cost trend (the rate of increase in medical costs) rose significantly in 2000, particularly in the later half of the year. For purposes of setting these price increases, the Company projected that medical costs would continue to increase, but at a rate of increase less than the rate of increase experienced recently. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs recently experienced were to continue in 2001, the Company's results would be materially adversely affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (CONTINUED)

Membership/Market Withdrawals. As a result of several actions the Company is taking, it expects that total Health membership levels by year end 2001 will decline approximately 10% from the December 31, 2000 level. Primarily as a result of premium and fee increases, the Company expects attrition of approximately 1.5 million Prudential health care members during 2001, including administrative services only customers that it has agreed to service for Prudential. Also, the Company is expecting reduced membership levels during 2001, as a result of its exit of certain Medicare service areas affecting approximately 260,000 members and the anticipated exit of underperforming HMO commercial products in certain markets, which is expected to affect approximately 300,000 to 350,000 members. The membership reductions will affect revenue, but also are expected to help reduce medical cost ratios as membership expected to be lost generally have relatively high medical cost ratios.

Expense Initiatives. The Company is taking actions to reduce its work force by approximately 5,000 positions, while at the same time attempting to improve customer service and comply with important new privacy and other regulations. Approximately half of this reduction is expected to be achieved through attrition and approximately 2,400 employee positions (primarily regional sales personnel, customer service, information technology and other staff-area personnel) will be eliminated. (Refer to "Severance and Facilities Charge" for additional details relating to employee positions to be eliminated.) The Company also began to implement other cost-savings initiatives in 2000. As a result, the Company projects that its overall selling, general and administrative expenses for the health business (which include technology-related expenses discussed below) will decline in 2001 as compared to 2000 levels. Due to anticipated declines in membership and associated revenue, these expenses are projected to increase as a percentage of revenue.

The United States Department of Health and Human Services has issued a series of proposed regulations under the Health Insurance Portability and Accountability Act ("HIPAA") relating to, among other things, standardized transaction formats and the privacy of member health information. These regulations, only some of which have been finalized, and any corresponding state legislation, will affect the Company's administration of health and related benefit plans. The Company is currently reviewing the potential impact of the proposed regulations on its operations, including its information technology systems. The Company projects that it will incur incremental technology related expenses of approximately $30 million pretax in connection with these regulations during 2001. The Company expects that it will incur additional expenses and that its business could also be adversely affected by these regulations in future periods. These additional expenses and the impact on the Company's business could be material.

Group Insurance. The Company projects earnings in 2001 from Group Insurance products to be approximately 10% to 15% lower than 2000 due to lower net investment income and slightly lower disability results.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS

Operating Summary

(Millions)                                                                              2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Other premiums                                                                       $    139.7        $    118.9       $     122.7
Net investment income                                                                     902.2             982.5           1,152.5
Other income                                                                               25.8              46.2              31.2
Net realized capital gains                                                                  6.3              24.2              57.5
------------------------------------------------------------------------------------------------------------------------------------
    Total revenue                                                                       1,074.0           1,171.8           1,363.9
------------------------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                               937.3             981.3           1,122.4
Salaries and related benefits                                                              16.8              19.8              19.6
Other operating expenses                                                                    8.2              11.5              17.5
Reductions of reserve for anticipated future losses on
    discontinued products                                                                (146.0)            (77.2)            (68.0)
------------------------------------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                                           816.3             935.4           1,091.5
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                257.7             236.4             272.4
Income taxes                                                                               92.3              85.4             102.5
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                           $    165.4        $    151.0       $     169.9
====================================================================================================================================
Net realized capital gains, net of tax (included above)                              $      4.5        $     15.8       $      37.4
====================================================================================================================================
Deposits (not included in premiums above):
    Fully guaranteed discontinued products                                           $      7.8        $     12.5       $      17.7
    Experience-rated                                                                       55.0             191.9             251.3
    Nonguaranteed                                                                         509.8             579.2             950.2
------------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                                                   $    572.6        $    783.6       $   1,219.2
====================================================================================================================================
Assets under management: (1)
    Fully guaranteed discontinued products                                           $  5,490.0        $  5,990.8       $   6,737.9
    Experience-rated                                                                    7,008.5           7,932.1           9,546.9
    Nonguaranteed                                                                      11,294.1          12,028.7          12,120.0
------------------------------------------------------------------------------------------------------------------------------------
    Total assets under management                                                    $ 23,792.6        $ 25,951.6       $  28,404.8
====================================================================================================================================

(1) Excludes net unrealized capital gains of $108.1 million at December 31, 2000, net unrealized capital losses of $254.4 million at December 31, 1999 and net unrealized capital gains of $621.0 million at December 31, 1998.

Results

Large Case Pensions' net income increased $14 million in 2000 and decreased $19 million in 1999. As further discussed under "Discontinued Products", net income includes discontinued products reserve releases of $95 million in 2000, $50 million in 1999 and $44 million in 1998 primarily due to favorable investment performance. Excluding the discontinued products reserve releases and net realized capital gains, results decreased $19 million in 2000 and $3 million in 1999. The 2000 and 1999 decreases continue to reflect the redeployment of capital supporting this business. Assets under management decreased during 2000 and 1999. These decreases reflect the continuing run off of liabilities underlying the business.

General account assets supporting experience-rated products (where the contractholder, not the Company, assumes investment and other risks) may be subject to participant or contractholder withdrawal. Experience-rated contractholder and participant withdrawals were as follows:

(Millions)                                                                                      2000          1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Scheduled contract maturities and benefit payments (1)                                         $ 870.7       $ 961.7         $935.5

Contractholder withdrawals other than scheduled contract maturities
   and benefit payments (2)                                                                      220.4         489.2          431.8

Participant-directed withdrawals (2)                                                              44.1          78.1           98.3
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2) At December 31, 2000, approximately $741.0 million of experience-rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $1.7 billion of experience-rated contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

Outlook

Large Case Pensions earnings are projected to decline in 2001 as a result of the continuing run off of underlying liabilities.

Refer to "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect Large Case Pensions.

Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. The Company established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the product obligations.

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve for anticipated losses. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated.

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss, realized capital gains or losses and mortality gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain will occur on some contracts if an annuitant retires later than expected (a loss if an annuitant retires earlier than expected).

The results of discontinued products were as follows:

(Millions)                                                                                     2000            1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Interest deficit (1)                                                                         $ (10.2)        $ (18.3)     $  (22.7)
Net realized capital gains (losses)                                                            (18.3)           (7.8)         75.8
Interest earned on receivable from continuing products                                          19.6            21.3          22.4
Other, net                                                                                       9.7            12.4           3.6
------------------------------------------------------------------------------------------------------------------------------------
Results of discontinued products, after tax                                                  $   0.8         $   7.6      $   79.1
====================================================================================================================================
Results of discontinued products, pretax                                                     $  (2.2)        $  10.7      $  130.4
====================================================================================================================================
Net realized capital gains (losses) from sales of bonds, after tax (included above)          $ (58.3)        $ (21.5)     $   52.5
====================================================================================================================================

(1) The interest deficit is the difference between earnings on invested assets and interest credited to contractholders.

The interest deficit for 2000 improved compared to 1999 primarily as a result of higher investment income on equity securities. The interest deficit for 1999 remained relatively level compared to 1998. The 2000 and 1999 net realized capital losses primarily are due to losses on bonds resulting from the higher interest rate environment, partially offset by gains on the sale of equities. The 1998 net realized capital gains reflect gains of $28 million related to continued favorable developments in real estate markets, as well as gains of $53 million from the sale of bonds.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $389 million at December 31, 2000 and $464 million at December 31, 1999, net of related deferred taxes payable.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates, as well as the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management's best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

The previous years' actual participant withdrawal experience is used for the current-year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the "Society"). In 1995, the Society published the 1994 Uninsured Pensioner's Mortality table, which has been used since then.

The Company's assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liability has run off.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
--------------------------------------------------------------------------------
Reserve at December 31, 1997                                          $ 1,151.7
Operating loss                                                             (6.6)
Net realized capital gains                                                116.6
Mortality and other                                                        20.4
Reserve reduction                                                         (68.0)
--------------------------------------------------------------------------------
Reserve at December 31, 1998                                            1,214.1
Operating income                                                           10.1
Net realized capital losses                                               (11.9)
Mortality and other                                                        12.5
Reserve reduction                                                         (77.2)
--------------------------------------------------------------------------------
Reserve at December 31, 1999                                            1,147.6
Operating income                                                           16.1
Net realized capital losses                                               (31.1)
Mortality and other                                                        12.8
Reserve reduction                                                        (146.0)
--------------------------------------------------------------------------------
Reserve at December 31, 2000                                          $   999.4
================================================================================

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $95 million ($146 million pretax) of the reserve was released in 2000 primarily due to favorable performance related to certain equity investments, favorable mortality and retirement experience and the decrease in size of the overall bond portfolio, which decreased default risk. Primarily due to favorable investment performance, $50 million ($77 million pretax) of the reserve was released in 1999, and $44 million ($68 million pretax) of the reserve was released in 1998. The current reserve reflects management's best estimate of anticipated future losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The anticipated run off of the December 31, 2000 reserve balance is as follows:

(Millions)
--------------------------------------------------------------------------------
2001                                                                  $ 28.1
2002                                                                    28.5
2003                                                                    29.1
2004                                                                    29.7
2005                                                                    30.3
2006 - 2010                                                            161.7
2011 - 2015                                                            167.0
2016 - 2020                                                            152.1
2021 - 2025                                                            124.8
Thereafter                                                             248.1
--------------------------------------------------------------------------------

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

The expected liability (as of December 31, 1993) and actual balances for the GIC and SPA liabilities at December 31 are as follows:

                                Expected                          Actual
                          ---------------------          -----------------------
(Millions)                    GIC          SPA              GIC         SPA
--------------------------------------------------------------------------------
1998                      $ 2,029.6    $4,581.3          $1,546.0     $4,653.5
1999                        1,214.5     4,472.1             902.1      4,566.0
2000                          690.7     4,357.9             548.8      4,462.5
--------------------------------------------------------------------------------

The GIC balances were lower than expected in each period, as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The discontinued products investment portfolio is as follows:

(Millions)                               December 31, 2000    December 31, 1999
--------------------------------------------------------------------------------
Class                                      Amount  Percent     Amount  Percent
--------------------------------------------------------------------------------
Debt securities available for sale (1)   $3,953.9     70.8%  $4,533.0     77.2%
Loaned securities (2)                       121.1      2.2          -        -
Mortgage loans                              784.1     14.0      768.8     13.1
Investment real estate                      129.2      2.3      112.7      1.9
Equity securities                           205.5      3.7      239.7      4.1
Other                                       389.6      7.0      214.2      3.7
--------------------------------------------------------------------------------
Total                                    $5,583.4    100.0%  $5,868.4    100.0%
================================================================================

(1) Amount includes restricted debt securities of $55.9 million at December 31, 2000 and $42.7 million at December 31, 1999 included in long-term investments on the Consolidated Balance Sheets.

(2) Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company's securities lending program.

The investment portfolio has declined from 1999, as assets were used to pay off contractual liabilities. As mentioned above, the investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were reinvested in debt and equity securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (CONTINUED)

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company's exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2000, 33% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2000 when compared to December 31, 1993 due to the reduction of the portfolio's exposure to mortgage loan and real estate investments.

Distributions on discontinued products were as follows:

(Millions)                                                                              2000               1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Scheduled contract maturities, settlements and benefit payments                      $ 917.8          $ 1,246.9          $ 1,433.5
Participant-directed withdrawals                                                         9.6               14.9               21.4
------------------------------------------------------------------------------------------------------------------------------------

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 2000, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)
--------------------------------------------------------------------------------
2001                                                               $    842.1
2002                                                                    698.9
2003                                                                    554.8
2004                                                                    498.5
2005                                                                    484.2
2006 -- 2010                                                          2,280.4
2011 -- 2015                                                          1,958.4
2016 -- 2020                                                          1,568.3
2021 -- 2025                                                          1,169.4
Thereafter                                                            1,938.9
--------------------------------------------------------------------------------

Refer to Note 10 of Notes to Consolidated Financial Statements and "Total Investments" for additional information.

CORPORATE

Operating Summary

(Millions, after tax)                             2000         1999        1998
--------------------------------------------------------------------------------
Interest expense                               $ 161.3      $ 151.3     $ 134.1
--------------------------------------------------------------------------------
Salaries and related benefits                     51.9         28.2        31.8
Other operating expenses, net                     24.0         37.4        48.0
Severance and facilities charge                    9.9            -           -
Net realized capital losses (gains)                3.1        (28.0)      (63.4)
--------------------------------------------------------------------------------
Total other expense                            $  88.9      $  37.6     $  16.4
================================================================================

Corporate represents an allocation of former Aetna's corporate overhead costs for all periods presented. Corporate overhead costs include interest expense and other expenses that are not currently recorded in the Company's business segments. "Other operating expenses, net" includes net corporate expenses such as staff expenses and advertising and contributions, partially offset by net investment income.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CORPORATE (CONTINUED)

Results

The 2000 increase in interest expense primarily results from additional debt incurred in connection with the PHC acquisition in August 1999 and an increase in interest rates. Salaries and related benefits increased due primarily to expenses associated with the implementation of the previously discussed strategic and operational initiatives, as well as change in control-related costs. Other operating expenses, net decreased approximately $13 million resulting from continued cost-reduction initiatives and an increase in net investment income. Refer to "Severance and Facilities Charge" for more details relating to this charge.

The 1999 increase in interest expense primarily reflects a full year of interest on the debt incurred in connection with the NYLCare acquisition in July 1998, as well as the additional debt incurred in connection with the PHC acquisition. Salaries and related benefits and other operating expenses decreased during 1999 due to continued cost-reduction initiatives.

Net realized capital losses in 2000 primarily consist of losses on the sale of certain corporate real estate. Net realized capital gains in 1999 include various gains on common stock sales and $14 million from the recognition of a deferred hedge gain. Net realized capital gains in 1998 include gains of $74 million related to the sale of the Company's remaining investment in Travelers Property Casualty Corporation.

Outlook

As of January 1, 2001, overhead costs previously included in Corporate will be integrated into the business segments and reported as such in the first quarter Form 10-Q. However, interest expense will continue to be recorded in Corporate, as such amounts will not be allocated to business segments. Refer to "Overview" for a discussion on business segments in 2001.

Interest expense is expected to decrease in 2001, due to lower levels of debt expected to be outstanding in 2001 compared to 2000. Salaries and related benefits and other operating expenses are also expected to decrease in 2001 due to decreased staffing levels resulting from the actions announced in the fourth quarter of 2000 relating to the integration and elimination of duplicate staff functions.

Refer to "Overview - General" for additional details relating to the Transaction and "Forward-Looking Information/Risk Factors" for information regarding other important factors that may materially affect the Company.

SEVERANCE AND FACILITIES CHARGE

In December 2000, the Company recorded a severance and facilities charge of $93 million after tax in connection with the implementation of the following strategic initiatives intended to strengthen the Company's competitiveness, improve its profitability and concentrate its resources on its core mission as a health care and related benefits company (the "Plan"):

- The elimination of targeted unprofitable membership and a reduction in associated expenses;

- The reorganization of the sales force to place greater emphasis on higher-potential middle-market business and to more efficiently serve smaller cases while enhancing the Company's customer relationships and important national accounts franchise, and to result in a sales organization that is designed to be smaller but more effective at both selling and retaining business;

- Reductions in personnel due to re-engineering of processes and systems used in the claim payment and member services area;

-     The continued integration of PHC; and

-     The integration and elimination of duplicate staff functions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGE (CONTINUED)

This charge included $80 million after tax for severance activities relating to the elimination of approximately 2,400 employee positions (primarily regional sales personnel, customer service, information technology and other staff-area personnel) and $13 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, which will be vacated, primarily related to the continued integration of the PHC business. Implementation of the Plan began in December 2000 and will be completed by December 31, 2001. Refer to "Overview - Strategic Repositioning" for identification of all the strategic initiatives being implemented by the Company, including initiatives not related to the severance and facilities charge discussed herein, and details relating to the events and decisions giving rise to their implementation.

The Company eliminated 75 positions from December 18, 2000 through December 31, 2000, resulting in a reduction of the severance and facilities reserve of approximately $3 million. Refer to Note 9 of Notes to Consolidated Financial Statements for more details on the severance and facilities reserve.

The Company expects to make severance payments for employee positions eliminated prior to December 31, 2001 of approximately $71 million after tax in 2001 and approximately $9 million after tax in 2002. Rental payments on facilities to be partially or fully vacated prior to December 31, 2001, net of anticipated sublease rentals, is expected to be approximately $4 million after tax in 2001 and approximately $12 million after tax in 2002 through 2008.

The Plan is expected to result in a reduction in salaries and related benefits of approximately $154 million after tax in 2001 and approximately $206 million after tax in 2002 and annually thereafter, as well as a reduction in other operating expenses due to reduced rent expense of approximately $3 million after tax in 2001 and approximately $9 million after tax in 2002 through 2008.

The expected impact on future cash flows as a result of employee positions to be eliminated and facilities to be vacated under the Plan is an increase in cash flows from operating activities of approximately $83 million in 2001, approximately $197 million in 2002 and approximately $206 million annually thereafter, reflecting expected cost savings, net of the termination payments.

RESULTS OF DISCONTINUED OPERATIONS

The Company is the successor of former Aetna for accounting purposes and, accordingly, the account balances and activities of the financial services and international businesses have been segregated and reported as discontinued operations. The Company reported income from discontinued operations of $255 million in 2000, $317 million in 1999 and $396 million in 1998. The Company incurred net costs associated with the Transaction of approximately $174 million after tax. These costs, which are directly associated with the sale of the financial services and international businesses, have been included in the results of discontinued operations for 2000 and relate to certain compensation-related arrangements, costs for outside financial and legal advisors, income taxes related to legal entity realignment, payments for the settlement of certain former Aetna employee stock options held by employees of the sold businesses and various other expenses related to the change in control of former Aetna. Included in these costs is the release of approximately $53 million of previously established reserves in connection with prior dispositions of businesses reflected as discontinued operations. Refer to Note 19 of Notes to Consolidated Financial Statements for more details on the results of discontinued operations and "Forward-Looking Information/Risk Factors" for information regarding the Company's agreement to indemnify ING for certain former Aetna liabilities, including liabilities not related to the Health Care business.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS

Investments disclosed in this section relate to the Company's total portfolio (including assets supporting discontinued products and experience-rated products).

The Company's investment objective is to fund policyholder and other liabilities in a manner that enhances shareholder and contractholder value, subject to appropriate risk constraints. The Company seeks to meet this investment objective through a mix of investments that reflect the characteristics of the liabilities they support; diversify the types of investment risks by interest rate, liquidity, credit and equity price risk; and achieve asset diversification by investment type and industry. The Company regularly projects duration and cash flow characteristics of its liabilities and makes appropriate adjustments in its investment portfolios.

Total investments at December 31 were as follows:

(Millions)                                             2000               1999
--------------------------------------------------------------------------------
Debt securities available for sale (1)           $ 14,537.1         $ 15,811.5
Loaned securities (2)                                 584.1                  -
--------------------------------------------------------------------------------
Total debt securities                              15,121.2           15,811.5
Mortgage loans                                      2,201.2            2,377.0
Equity securities                                     240.1              286.4
Other investment securities                            31.1              216.4
Investment real estate                                319.2              269.5
Other                                                 553.5              383.1
--------------------------------------------------------------------------------
Total investments                                $ 18,466.3         $ 19,343.9
================================================================================

(1) Amount includes debt securities on deposit as required by regulatory authorities of $667.2 million at December 31, 2000 and $629.5 million at December 31, 1999 included in long-term investments on the Consolidated Balance Sheets.

(2) Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company's securities lending program.

Debt Securities

Debt securities represented 82% of the Company's total general account invested assets at December 31, 2000 and 1999 and supported the following types of products:

(Millions)                                          2000                    1999
--------------------------------------------------------------------------------
Supporting discontinued products             $   4,075.0              $  4,533.0
Supporting experience-rated products             2,346.8                 3,001.3
Supporting remaining products                    8,699.4                 8,277.2
--------------------------------------------------------------------------------
Total debt securities                        $  15,121.2              $ 15,811.5
================================================================================


Debt securities reflect net unrealized capital gains of $97 million at December 31, 2000 compared with net unrealized capital losses of $516 million at December 31, 1999. Of the net unrealized capital gains at December 31, 2000, $93 million relate to assets supporting discontinued products and $17 million relate to experience-rated products.

The debt securities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company's investments in debt securities had an average quality rating of A+ at December 31, 2000 and 1999 (35% were AAA at December 31, 2000 and 33% were AAA at December 31, 1999). "Below investment grade" debt securities carry a rating of below BBB-/Baa3 and represented 7% of the portfolio at December 31, 2000 and 9% of the portfolio at December 31, 1999, of which 20% at December 31, 2000 and 27% at December 31, 1999 support discontinued and experience-rated products. Refer to Note 5 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (CONTINUED)

Mortgage Loans

The Company's mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)                                               2000              1999
--------------------------------------------------------------------------------
Supporting discontinued products                    $   784.1         $   768.8
Supporting experience-rated products                    660.4             923.4
Supporting remaining products                           756.7             684.8
--------------------------------------------------------------------------------
Total mortgage loans                                $ 2,201.2         $ 2,377.0
================================================================================

During 2000 and 1999, the Company managed its mortgage loan portfolio to maintain the balance, relative to invested assets, by selectively pursuing refinance and new loan opportunities. The mortgage loan portfolio balance represented 12% of the Company's total invested assets at December 31, 2000 and 1999.

Problem, restructured and potential problem loans included in mortgage loans were $194 million at December 31, 2000 and $274 million at December 31, 1999, of which 84% at December 31, 2000 and 82% at December 31, 1999 support discontinued and experience-rated products. Specific impairment reserves on these loans were $30 million at December 31, 2000 and $32 million at December 31, 1999. Refer to
Note 5 of Notes to Consolidated Financial Statements for additional information.

At December 31, 2000 scheduled mortgage loan principal repayments were as follows:

(Millions)
--------------------------------------------------------------------------------
2001                                                                  $   145.0
2002                                                                      123.2
2003                                                                      630.9
2004                                                                      158.4
2005                                                                       66.7
Thereafter                                                              1,121.0
--------------------------------------------------------------------------------

Risk Management and Market-Sensitive Instruments

The Company manages interest rate risk by seeking to maintain a tight duration band where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company's use of derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements and futures contracts. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to Note 6 of Notes to Consolidated Financial Statements for additional information.

The Company regularly evaluates the risk of market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company also regularly evaluates the appropriateness of investments relative to its management-approved investment guidelines (and operates within those guidelines) and the business objective of the portfolios.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (CONTINUED)

The risks associated with investments supporting experience-rated pension, annuity and life products in the Large Case Pensions business are assumed by those contractholders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to "Large Case Pensions -- Discontinued Products").

Management also reviews, on a quarterly basis, the impact of hypothetical net losses in the Company's consolidated near-term financial position, results of operations and cash flows assuming certain changes in market rates and prices were to occur. The potential effect of interest rate risk on near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which the Company believes represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for the Company's intermediate-term available-for-sale debt securities) and an immediate decrease of 10% in prices for domestic equity securities.

Based on the Company's overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company as of December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and using overall cash flows from premiums, deposits and income received on investments. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.

The Company monitors the duration of its debt securities portfolio (which is highly marketable) and mortgage loans, and executes its purchases and sales of these investments with the objective of having adequate funds available to satisfy the Company's maturing liabilities.

Dividends

Upon completion of the Transaction, the Company announced a new dividend policy under which it intends to pay an annual dividend of $.04, payable in the fourth quarter beginning in 2001. The Board of Directors (the "Board") will review the Company's common stock dividend annually. Among the factors to be considered by the Board in determining the amount of each dividend are the Company's results of operations and the capital requirements, growth and other characteristics of its businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Financings, Financing Capacity and Capitalization

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. Also, in 1999 and 1998, the Company used these borrowings to finance an increased amount of disbursements since an increased amount of its other funds were used in connection with acquisitions. The maximum amount of domestic short-term borrowings outstanding after December 13, 2000 was $1.6 billion. Prior to the spin-off, former Aetna had revolving credit facilities in an aggregate amount of $2.0 billion. These facilities did not continue following the spin-off and the Company entered into new revolving credit facilities that provide for an aggregate borrowing capacity of approximately $2.5 billion. (Refer to Note 13 of Notes to Consolidated Financial Statements for additional information.) The Company's total debt to capital ratio (total debt divided by total debt and shareholders' equity, adjusted for unrealized gains or losses on available-for-sale investment securities) was 13.6% at the end of 2000, although the Company has incurred additional borrowings since year end. The Company expects to manage its debt to capital ratio to 20% or less. Refer to "Goodwill and Other Acquired Intangible Assets" for additional information relating to an exposure draft issued by the Financial Accounting Standards Board, which could have a future impact on the Company's debt to capital ratio.

The acquisition of PHC was financed by issuing $500 million of three-year senior notes to Prudential and by using funds made available from issuing commercial paper. The acquisition of NYLCare was financed with funds made available from issuing commercial paper. The Company issued $300 million of debt in the fourth quarter of 1998. At the time of the acquisition, the Company hedged a portion of the anticipated issuance of fixed-income securities against interest rate risk using futures contracts, with unrealized gains or losses on these contracts deferred under hedge accounting. While the Company expected to issue fixed-income securities, continued unfavorable market conditions delayed this issuance from the original probable expected time frame. Accordingly, the Company ceased hedge accounting under its policies and recognized the deferred hedge gain of $14 million in the third quarter of 1999 as a realized capital gain, included in Corporate.

The Company continually monitors existing and alternative financing sources to support its capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.

On February 14, 2001, the Company filed a shelf registration statement to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. Proceeds from such a sale would be used for general corporate purposes, including debt repayment.

Common Stock Transactions

The Company's Board has authorized the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $200 million), subject to periodic reauthorization by the Board. The Company did not repurchase any shares of common stock subsequent to the Transaction and prior to December 31, 2000, pursuant to this authorization. The Company plans to repurchase shares in the open market primarily to seek to mitigate any dilution resulting from employee option exercises and expects to fund share repurchases by using net proceeds available from these option exercises.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Restrictions on Certain Payments by the Company

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.'s HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to service its debt or pay dividends, or the ability of any of Aetna Inc.'s subsidiaries to service its debt, if any, or to pay dividends to Aetna Inc.

Solvency Regulation

State insurance regulators have adopted changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital ("RBC") standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company's adjusted surplus to its required surplus ("RBC ratio"). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2000, the RBC ratio of each of the Company's primary life insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for life insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2000, at February 20, 2001, each of the Company's active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. Refer to Note 15 of Notes to Consolidated Financial Statements for information relating to the recently issued rules on codification of statutory accounting principles. External rating agencies use their own RBC standards as part of determining a company's rating.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill and other acquired intangible assets were $7.7 billion at December 31, 2000, or approximately 76% of consolidated shareholders' equity. The amortization of goodwill and other acquired intangible assets was $436 million in 2000. The amortization of other acquired intangible assets reflects management's estimate of the useful life of acquired intangible assets (primarily customer lists, health provider networks, work force and computer systems), generally over various periods not exceeding 25 years. Management's estimate of the useful life of goodwill, which represents the excess of cost over the fair value of net assets acquired, is over periods not exceeding 40 years. The risk associated with the carrying value of goodwill and other acquired intangible assets is whether undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) will be sufficient to recover the carrying value. The Company regularly evaluates the recoverability of goodwill and other acquired intangible assets and believes such amounts are currently recoverable. However, any significant change in the useful lives of goodwill or other acquired intangible assets, as estimated by management, could have a material adverse effect on the Company's results of operations and financial condition.

The Company wrote off goodwill of approximately $310 million ($238 million after tax) in the fourth quarter of 2000 under its accounting policy for goodwill recoverability, primarily related to the previously discussed Medicare exit, as well as to an investment in a medical information services business, given a re-evaluation of its strategy for this business. Refer to Note 2 of Notes to Consolidated Financial Statements for more information on the Company's accounting policy for goodwill recoverability.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS (CONTINUED)

In December 2000, the Financial Accounting Standards Board ("FASB") issued a tentative decision to eliminate the amortization of goodwill from a company's income statement, however, such goodwill would remain on the balance sheet and would be subjected to a periodic impairment test. Goodwill impairment, if any, would be calculated based on an implied fair value approach, which utilizes a discounted cash flow analysis. The FASB has also indicated that intangible assets that meet certain criteria would qualify for recording on the balance sheet and would continue to be amortized in the income statement. On February 14, 2001, the FASB issued an exposure draft related to this tentative decision, with comments due on March 16, 2001. The final standard is currently expected to be issued in June 2001. The Company is currently evaluating this exposure draft.

The Company cannot currently predict whether the FASB will ultimately change the current accounting standards, what form any final standard may take or the ultimate impact to its recorded amount of goodwill and intangible assets or related amortization. After-tax goodwill and intangible asset amortization included in results from continuing operations for 2000 were $200 million and $150 million, respectively. The Company cannot currently predict whether any of these changes, if adopted, would materially affect the Company's results of operations or financial condition, or have any corresponding effect upon its debt ratings or other matters. While a change in these accounting standards could increase the Company's net income in the future, and any impairment would result in a charge against income and affect the Company's recorded assets and ratio of debt to total capitalization, the Company's cash flow from operating activities would not be affected directly.

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive regulation throughout the United States. Supervisory agencies, including (depending on the state) state health, insurance, corporation and securities departments, have broad authority to grant licenses to transact business and regulate many aspects of the products and services we offer, as well as solvency and reserve adequacy. Many agencies also regulate our investment activities on the basis of quality, diversification, and other quantitative criteria. Our operations and accounts are subject to examination at regular intervals by certain of these regulators.

In addition, the federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or would materially impact various aspects of the health care system. Many of these changes are described below. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Health Care

The federal government and the states in which we conduct our HMO and other health operations have adopted laws and regulations that govern our business activities to varying degrees. These laws and regulations may restrict how we conduct our businesses and may result in additional burdens and costs to us. Areas of governmental regulation include licensure, premium rates, benefits, service areas, quality assurance procedures, plan design and disclosures, eligibility requirements, privacy, provider rates of payment, surcharges on provider payments, provider contract forms, underwriting, financial arrangements, financial condition (including reserves) and corporate governance. These laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (CONTINUED)

States generally require HMOs to obtain a certificate of authority prior to commencing operations. To establish an HMO in any state where we do not presently operate an HMO, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each HMO must file periodic financial and operating reports with the states in which it does business. In addition, our HMOs are subject to state examination and periodic license renewal.

Medicare Premiums

In 1997, the federal government passed legislation related to Medicare that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method has reduced the premiums payable to us compared to the old method, although the level and extent of the reductions varies by geographic market and depends on other factors. The legislation also requires us to pay a "user fee." The changes began to be phased in on January 1, 1998 and will continue to be phased in through 2002. The federal government also began to phase in risk adjustments to its premium payments over a five-year period commencing January 1, 2000. We anticipate that the net impact of the risk adjustments will be to reduce the premiums payable to us. While the phase-in provisions provide us with an opportunity to offset some of the premium reductions, the risk adjustments and the user fee by adjusting the supplemental premiums that members pay to us and by adjusting the benefits included in our products, because of competition and other factors, the adjustments we can make may not fully offset the reductions in premiums from the government. Because of these reduced premiums and the user fee, as well as other factors including new Medicare+Choice regulations issued by HCFA, we decided not to renew our Medicare HMO contracts (or to reduce contract service areas) in certain areas effective January 1, 1999, January 1, 2000 and January 1, 2001. Refer to "Health Care - Health Risk and PHC - Medicare HMO."

HIPAA

The federal government enacted HIPAA in 1997. The legislation has three main effects:

      - it limits pre-existing condition exclusions that apply to individuals changing jobs or moving to individual coverage;

      - it guarantees that employees in the small group market have available health coverage; and

      - it prevents exclusion of individuals from coverage under group plans based on health status.

In addition, regulations were recently proposed, and certain of them finalized, under HIPAA relating to the privacy of health information and certain other matters affecting the administration of health and related plan benefits.

Refer to "Health Care - Outlook - Expense Initiatives" for more information.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (CONTINUED)

Other Recent Matters

The federal government or many states, or both, including states in which we have substantial health care membership, have enacted or are considering legislation or regulation related to health care plans, including, among other things, the following:

- Eliminating or reducing the scope of pre-emption by the Employee Retirement Income Security Act of 1974 ("ERISA") of medical and bad faith claims under state law, which would expose health plans to expanded liability to punitive and other extra-contractual damages

- Extending malpractice and other liability for medical and other decisions from providers to health plans

-     Imposing liability for negligent denials or delays in coverage

-     Mandating coverage of experimental procedures and drugs

- Mandating direct access to specialists for patients with chronic conditions

- Mandating direct access to specialists (including OB/GYNs) and chiropractors

-     Mandating expanded consumer disclosures and notices

-     Mandating expanded coverage for emergency services

-     Mandating liberalized definitions of medical necessity

- Mandating liberalized internal and external grievance and appeal procedures (including expedited decision making)

-     Mandating maternity and other lengths of hospital inpatient stay

-     Mandating point-of-service benefits for HMO plans

-     Prohibiting so-called "gag" and similar clauses in physician agreements

-     Prohibiting incentives based on utilization

- Prohibiting or limiting arrangements designed to manage medical costs and improve quality of care, such as capitated arrangements with providers or provider financial incentives

-     Regulating and restricting utilization management and review

- Regulating the composition of provider networks, such as any willing provider and pharmacy laws

-     Requiring payment levels for out-of-network care

- Requiring the application of lifetime limits to mental health benefits with parity

- Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition

-     Restricting health plan claim and related procedures

- Regulating procedures designed to protect the confidentiality of medical records

- Mandating third-party review of denials of benefits (including denials based on a lack of medical necessity)

-     Restricting or eliminating the use of formularies for prescription drugs

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs caused by potential legislation or regulation.

The Health Care business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (CONTINUED)

Texas Agreement

On April 11, 2000, our Texas HMOs entered into an assurance of voluntary compliance with the Office of the Attorney General of Texas to settle, with prejudice and without admission, litigation commenced by the Office of the Attorney General of Texas in December 1998 regarding certain alleged business practices and to make additional commitments. The agreement provides for, among other things, allowing directly contracted Texas physicians in small group or individual practice to choose whether to participate in either or both of our HMO/HMO-based and PPO/PPO-based product lines; paying directly contracted capitated primary care physicians with fewer than 100 HMO members on a fee-for-service basis rather than a capitated basis; expanding independent external review of coverage denials to include disputes regarding experimental and investigational coverage, emergency coverage, prescription drug coverage and standing referrals to specialists; and the creation of an Office of the Ombudsman that will act as an advocate for members and assist them with appeals or complaints. The agreement does not include any finding of fault and does not include any fines or penalties. We do not expect the agreement to have a material adverse effect on our financial condition or results of operations, and the agreement provides for potential relief should such unexpected impact occur.

ERISA

The provision of services to certain employee benefit plans, including both certain health and large case pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor ("DOL"). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, some states require licensure or registration of companies providing third-party claims administration services for benefit plans.

Large Case Pensions' products and services are also subject to potential issues raised by certain judicial interpretations. In December 1993, in a case involving an employee benefit plan and an insurance company, the United States Supreme Court ruled that assets in the insurance company's general account that were attributable to a portion of a group pension contract issued to the plan that was not a "guaranteed benefit policy" were "plan assets" for purposes of ERISA and that the insurance company had fiduciary responsibility with respect to those assets. In reaching its decision, the Supreme Court declined to follow a 1975 DOL interpretive bulletin that had suggested that insurance company general account assets were not plan assets.

The Small Business Job Protection Act (the "Act") was signed into law in 1996. The Act created a framework for resolving potential issues raised by the Supreme Court decision. The Act provides that, absent criminal conduct, insurers generally will not have liability with respect to general account assets held under contracts that are not guaranteed benefit policies based on claims that those assets are plan assets. The relief afforded extends to conduct that occurs before the date that is 18 months after the DOL issues final regulations required by the Act, except as provided in the anti-avoidance portion of the regulations. The regulations, which were issued on January 5, 2000, address ERISA's application to the general account assets of insurers attributable to contracts issued on or before December 31, 1998 that are not guaranteed benefit policies. The conference report relating to the Act states that policies issued after December 31, 1998 that are not guaranteed benefit policies will be subject to ERISA's fiduciary obligations. We are not currently able to predict how these matters may ultimately affect our businesses.

Health and Insurance Laws of Particular States

In particular the insurance or health departments of Connecticut, Pennsylvania, Florida and New York may regulate, among other matters, our premium rates, trade practices, agent licensing, policy forms, underwriting and claims practices.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (CONTINUED)

A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as us under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to "Liquidity and Capital Resources." Some of these laws also regulate changes in control (as do Pennsylvania and Connecticut corporate laws), and other matters such as transactions with affiliates. Refer to Note 15 of Notes to Consolidated Financial Statements.

Guaranty Fund Assessments

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future efforts to recover these assessments. Some states have similar laws relating to HMOs. On April 6, 2000, the State of New Jersey enacted the New Jersey Insolvent Health Maintenance Organization Assistance Fund Act of 2000. The act is designed to reimburse individuals who were covered by and providers that had contracts with two New Jersey HMOs prior to their insolvency. The total amount to be assessed to all HMOs in New Jersey is $50 million. The act requires that HMOs in the New Jersey market be assessed a charge calculated based on each HMO's proportionate share of premiums written in New Jersey relative to all HMO premiums written in New Jersey. We recorded an estimate of our share of this assessment, based on our HMO market share in New Jersey, of $23 million pretax ($15 million after tax) in the second quarter of 2000. There were no material charges to earnings for guaranty fund obligations during 1999 or 1998.

FORWARD-LOOKING INFORMATION/RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We want to take advantage of these safe harbor provisions.

Certain information contained in this Management's Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the headings "Outlook" in the discussion of results of operations of each of our businesses and (2) "Total Investments - Risk Management and Market-Sensitive Instruments". In writing this Management's Discussion and Analysis, we also used the following words, or variations of these words and similar expressions, where we intended to identify forward-looking statements:

      -     Expects

      -     Projects

      -     Anticipates

      -     Intends

      -     Plans

      -     Believes

      -     Seeks

      -     Estimates

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of significant uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from these statements. You should not put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Management's Discussion and Analysis or elsewhere in this Report. These risks and other factors may affect the forward-looking statements in this Management's Discussion and Analysis or elsewhere in this Report and/or our business generally. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.

Risk factors relating to our business

WE ARE SEEKING TO IMPROVE THE PERFORMANCE OF OUR HEALTH CARE BUSINESS BY IMPLEMENTING A NUMBER OF INITIATIVES; IF THESE INITIATIVES DO NOT ACHIEVE THEIR OBJECTIVES, OUR RESULTS COULD CONTINUE TO BE MATERIALLY ADVERSELY AFFECTED.

Substantially increasing medical costs have caused our financial results in 2000 to decline significantly, and we cannot assure you that these cost increases will not continue or worsen. In 2000 we began to implement a number of strategic and operational initiatives with the goal of improving the performance of our business. These initiatives include, among other things, strengthening the management of the business, improving relations with health care providers, exiting certain product markets, addressing rising medical costs and improving the efficiency of operations. The future performance of our business will depend in large part on our ability to design and implement these strategic initiatives. If these initiatives do not achieve their objectives or result in increased medical costs, our results could continue to be adversely affected. Refer to "Overview - Strategic Repositioning" for more information.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

OUR PREMIUMS ARE GENERALLY SET IN ONE-YEAR CONTRACTS AND LARGER-THAN-EXPECTED INCREASES IN MEDICAL COSTS DURING THE CONTRACT TERM (SUCH AS THOSE EXPERIENCED IN 2000) MAY MATERIALLY IMPACT OUR PROFITABILITY UNDER THESE CONTRACTS; WE HAVE TARGETED PREMIUM INCREASES AND COST SAVINGS IN OUR HEALTH RISK BUSINESS TO IMPROVE PROFITABILITY; HOWEVER, WE CANNOT ASSURE YOU THAT THESE INCREASES AND SAVINGS WILL BE SUFFICIENT TO OFFSET INCREASES IN MEDICAL AND OTHER OPERATING COSTS; THEY ARE ALSO EXPECTED TO AFFECT OUR MEMBERSHIP LEVELS.

We experienced significantly higher Medicare and commercial HMO medical costs in 2000. We have taken and are taking several actions to address this situation. We exited a significant number of our Medicare service areas, effective January 1, 2001. We also plan to exit underperforming commercial HMO products in certain markets. With respect to our commercial HMO business, we are increasing premiums for business renewing in 2001. However, premiums in the Health Risk business are generally fixed for one-year periods and, accordingly, cost levels in excess of future medical cost projections reflected in pricing, cannot be recovered in the contract year through higher premiums. Slightly more than half of the Company's Health Risk business renew on January 1, 2001, and a significant portion renews on July 1, 2001. As a result, the Company cannot increase prices for a significant portion of its 2001 business until later in the year. Medical cost trend (the rate of increase in medical costs) rose significantly in 2000, particularly in the later half of the year. For purposes of setting these price increases we projected that medical costs would continue to increase, but at a rate of increase less than the rate of increase experienced recently. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs recently experienced were to continue in 2001, our results would be materially adversely affected. Anticipated premium increases are expected to reduce membership. If membership declines more than expected or we lose accounts with favorable medical cost experience while retaining accounts with unfavorable medical cost experience, our business and results of operations may be materially adversely affected. Refer to "Health Care - Outlook" for more information.

WE ARE WORKING TO CONTINUE INTEGRATING AND IMPROVING THE PRUDENTIAL HEALTH CARE, OR PHC BUSINESS, BUT IF WE ARE UNSUCCESSFUL, OUR RESULTS MAY BE MATERIALLY ADVERSELY AFFECTED.

In connection with our acquisition of the PHC business from Prudential on August 6, 1999, Prudential agreed to indemnify us from certain health insurance risks. This agreement does not cover periods following December 31, 2000, except that the agreement provides for a period of time during which such medical cost reimbursements (as calculated per the agreement) will be finalized which is expected to be completed by the end of 2001. Medical cost ratios for the PHC business in 2000 were higher than for the rest of our health risk business, and the effect of these higher ratios is no longer offset, in part, by the indemnification agreement with Prudential. We are seeking to improve the medical cost ratios of the PHC business through underwriting and pricing discipline and medical cost management initiatives. Also, we converted a significant number of PHC members to Aetna products as of January 1, 2001. If we are unable to make sufficient improvements to the medical cost ratios for this business, our results of operations for 2001 and beyond may be materially adversely affected.

We continue working on integrating the PHC business into our health care business. Factors that can affect the success of our continuing integration include, but are not limited to:

      - integrating management, products, legal entities, networks and information systems on a timely basis,

      - applying managed care expertise and techniques throughout a broader membership base, and

      - eliminating duplicative administrative and customer service functions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

WE ARE PARTY TO A SUBSTANTIAL AMOUNT OF LITIGATION; THESE CASES AND FUTURE CASES MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

We are party to a number of purported class action lawsuits and other litigation. The majority of these cases relate to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and far-ranging changes in our practices. We may also be subject to additional litigation in the future. This litigation could materially adversely affect us, because of the costs of defending these cases, costs of settlement or judgments against us, or because of changes in our operations that could result from this litigation. Refer to
Note 18 of Notes to Consolidated Financial Statements.

WE HOLD RESERVES FOR EXPECTED CLAIMS, AND THESE ESTIMATES ARE HIGHLY JUDGMENTAL; IF ACTUAL CLAIMS EXCEED RESERVE ESTIMATES (AS THEY HAVE IN PRIOR PERIODS), OUR RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

For Health Risk and PHC, health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. An extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable as of a particular date would cause these estimates to change in the near term, and such change could be material.

OUR BUSINESS ACTIVITIES ARE HIGHLY REGULATED AND THERE ARE A NUMBER OF CURRENT AND PLANNED INITIATIVES BEING CONSIDERED BY FEDERAL AND STATE GOVERNMENTS; GOVERNMENT REGULATION LIMITS US IN THE CONDUCT OF OUR BUSINESS AND ALSO SUBJECTS US TO ADDITIONAL COSTS IN COMPLYING WITH THE REQUIREMENTS OF GOVERNMENTAL AUTHORITIES; FURTHER REGULATION COULD ALSO MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

Our business is subject to extensive regulation by state and federal governmental authorities. For example, there are a number of federal and state requirements restricting operations of health care plans (particularly HMOs). The federal and many state governments have enacted or are actively considering legislative and regulatory changes related to health products. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect health operations through:

      -     affecting premium rates,

      -     reducing our ability to manage medical costs,

      -     increasing medical costs and operating expenses,

      -     increasing our exposure to lawsuits,

      -     regulating levels and permitted lines of business,

      -     imposing financial assessments, and

      -     regulating business practices.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Recently, there has been heightened review by these regulators of the managed health care industry's business practices, including utilization management and claim payment practices. As one of the largest national managed care organizations, we are regularly the subject of such reviews and several such reviews currently are pending, some of which may be resolved during 2001. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or the other increased costs that may be caused by this legislation or regulation, or by court and regulatory decisions.

In addition, the United States Department of Health and Human Services has issued a series of proposed regulations under the Health Insurance Portability and Accountability Act relating to, among other things, standardized transaction formats and the privacy of member health information. These regulations, only some of which have been finalized, and any corresponding state legislation, will affect our administration of health and related benefit plans. We are currently reviewing the potential impact of the proposed regulations on our operations, including our information technology systems. We expect that we will incur additional expenses in connection with, and that our business could otherwise be adversely affected by, these regulations. These expenses and the impact on our business could be material.

For more information, refer to "Regulatory Environment" and "Health Care - Outlook."

IN CONNECTION WITH THE SPIN-OFF OF OUR COMPANY FROM FORMER AETNA, WE HAVE AGREED TO BE LIABLE FOR, AND TO INDEMNIFY ING FOR, CERTAIN FORMER AETNA LIABILITIES, INCLUDING LIABILITIES NOT RELATED TO OUR HEALTH CARE BUSINESS.

In connection with the spin-off, we generally assumed all liabilities related to former Aetna's health care and large case pensions businesses. In addition, we generally are responsible for former Aetna's liabilities other than those arising out of former Aetna's financial services or international businesses. These liabilities generally include the post-retirement pension and other benefits payable to all previous employees of former Aetna, liabilities arising out of significant litigation to which former Aetna is a party, all liabilities arising out of certain divestiture transactions consummated by former Aetna before the spin-off and tax liabilities relating to, or resulting from the treatment of, the spin-off. We have agreed to indemnify ING for all of these liabilities. Although management believes that it has established reserves and/or obtained insurance sufficient to cover such liabilities as we consider appropriate, we cannot assure you that these liabilities will not be materially in excess of these reserves and insurance. In that case, these liabilities may be materially adverse to our business and results of operations.

OUR BUSINESS IS SUBJECT TO A VARIETY OF OTHER RISKS.

In addition to the risks described above, our business is subject to a number of other risks, including, but not limited to, those described below:

Adverse publicity regarding managed care can hurt our sales. Adverse publicity of the kind currently occurring regarding managed care may negatively influence members' or employers' decisions to select managed care plans generally or our health plans specifically. This may cause membership to decline, which could materially adversely affect our business or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (CONTINUED)

Government payors can determine premiums. Although we have withdrawn from certain Medicare markets, we will still have operations in a number of Medicare markets. In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our costs increase and we cannot offset these with supplemental premiums and changes in benefit plans, then we could be materially adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive adjustments by the federal government. These adjustments could materially adversely affect us.

Changes in accreditation of our health plans could affect our competitiveness. Accreditation by independent quality accrediting agencies, such as the National Committee for Quality Assurance, is an important competitive factor for certain of our HMO plans. If our plans were to lose or be denied accreditation, it could adversely affect customer selection of our health products, and, in some jurisdictions, could affect our licensure status.

Success of our Internet initiatives depends on developing and implementing new and enhanced systems and processes. Development and implementation of our Internet initiatives will require significant investments over the next several years. In addition, we may not achieve the new product development, increases in sales and reductions in expenses that we expect from these initiatives unless we are able to efficiently and cost effectively develop and implement new and enhanced information systems and redesigned business processes.

Decreases in ratings could adversely impact our business. Certain of our businesses would experience some run off of existing business or have the level of new business negatively impacted if the major rating agencies do not give a financial strength rating to the relevant subsidiary in the "A" rating category.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

The financial information included in this Report may not be representative of our results of operations, financial position and cash flows had we operated as a separate, stand-alone entity during the periods presented or of our results of operations, financial position and cash flows in the future. We cannot assure you that the adjustments, allocations and estimates we have made in preparing our historical consolidated financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, although management believes such adjustments, allocations and estimates to be reasonable.

SELECTED FINANCIAL DATA

                                                                                   For the Years Ended December 31,
                                                                   ----------------------------------------------------------------
(Millions, except per common share data)                                2000         1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                      $26,818.9    $22,109.7     $16,589.0     $14,674.4     $11,820.8
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations:
   Health Care                                                     $   (42.6)   $   437.3     $   431.0     $   453.8     $    58.7
   Large Case Pensions                                                 165.4        151.0         169.9         234.2         258.4
   Corporate: Interest                                                (161.3)      (151.3)       (134.1)       (138.7)        (92.0)
              Other                                                    (88.9)       (37.6)        (16.4)        (23.6)       (269.8)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                           $  (127.4)   $   399.4     $   450.4     $   525.7     $   (44.7)
===================================================================================================================================
Net income                                                         $   127.1    $   716.5     $   846.8     $   899.5     $   650.1
-----------------------------------------------------------------------------------------------------------------------------------
Net realized capital gains (losses), net of tax (included above)       (14.2)        21.4         189.0         160.5          63.7
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                        47,445.7     52,667.6      53,355.2      53,354.5      54,795.4
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                      --      2,093.9       1,593.3       1,892.1       1,991.1
-----------------------------------------------------------------------------------------------------------------------------------
Aetna-obligated mandatorily redeemable preferred
  securities of subsidiary limited liability company
  holding primarily debentures guaranteed by former Aetna                 --           --         275.0         275.0         275.0
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                10,127.1     10,703.2      11,429.5      11,082.0      10,901.6
-----------------------------------------------------------------------------------------------------------------------------------
Per common share data: (1)
Earnings (loss) per common share: (2)
   Income (loss) from continuing operations:
      Basic                                                        $    (.90)   $    2.56     $    2.74     $    3.15     $    (.53)
      Diluted (3)                                                         --         2.54          2.72          3.12            --
   Net income:
      Basic                                                              .90         4.76          5.49          5.66          4.76
      Diluted (3)                                                         --         4.72          5.40          5.59            --
-----------------------------------------------------------------------------------------------------------------------------------

(1) Per common share data is based on former Aetna common shares and share equivalents through December 13, 2000 and Aetna Inc., thereafter. (Refer to Notes 1, 3 and 19.)

(2) For 1999 (through the redemption date of July 19, 1999), 1998, 1997 and 1996, preferred stock dividends of former Aetna are deducted from income from continuing operations and net income as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare in 1996.

(3) Since the Company reported a loss from continuing operations in 2000 and 1996, the effect of dilutive securities has been excluded from earnings per common share computations in those years because including such securities would result in an anti-dilutive per common share amount.

See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of current year results with 1999 and 1998 results.

CONSOLIDATED STATEMENTS OF INCOME

                                                                                           For the Years Ended December 31,
                                                                                    --------------------------------------------
(Millions, except per common share data)                                                  2000             1999             1998
--------------------------------------------------------------------------------------------------------------------------------
Revenue:
  Health care premiums                                                               $21,746.6        $17,145.7        $11,691.1
  Other premiums                                                                       1,468.3          1,495.8          1,437.8
  Administrative services only fees                                                    1,925.9          1,674.5          1,270.7
  Net investment income                                                                1,631.6          1,601.8          1,696.6
  Other income                                                                            86.6            129.4            202.9
  Net realized capital gains (losses)                                                    (40.1)            62.5            289.9
--------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                         26,818.9         22,109.7         16,589.0
--------------------------------------------------------------------------------------------------------------------------------
Benefits and expenses:
  Health care costs                                                                   18,884.1         14,641.0         10,012.9
  Current and future benefits                                                          2,153.5          2,231.0          2,296.0
  Operating expenses:
    Salaries and related benefits                                                      2,328.7          1,866.2          1,320.0
    Other                                                                              2,501.1          2,050.8          1,598.6
  Interest expense                                                                       248.2            232.7            206.2
  Amortization of goodwill and other acquired intangible assets                          435.6            420.4            381.3
  Goodwill write-off                                                                     310.2               --               --
  Severance and facilities charge                                                        142.5               --               --
  Reductions of reserve for anticipated future losses on discontinued products          (146.0)           (77.2)           (68.0)
--------------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                           26,857.9         21,364.9         15,747.0
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes (benefits)                  (39.0)           744.8            842.0
Income taxes (benefits):
  Current                                                                                242.1            268.5            379.2
  Deferred                                                                              (153.7)            76.9             12.4
--------------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                                        88.4            345.4            391.6
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                                (127.4)           399.4            450.4
Discontinued operations, net of tax:
  Income from operations                                                                 428.5            317.1            396.4
  Sale and spin-off related costs                                                       (174.0)              --               --
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                           $   127.1        $   716.5        $   846.8
================================================================================================================================
Results per common share:
Income (loss) from continuing operations:
  Basic                                                                              $    (.90)       $    2.56        $    2.74
  Diluted (1)                                                                               --             2.54             2.72
Income from discontinued operations:
  Basic                                                                                   1.80             2.20             2.75
  Diluted (1)                                                                               --             2.18             2.73
Net income:
  Basic                                                                                    .90             4.76             5.49
  Diluted (1)                                                                               --             4.72             5.40
--------------------------------------------------------------------------------------------------------------------------------

(1) Since the Company reported a loss from continuing operations in 2000, the effect of dilutive securities has been excluded from earnings per common share computations for that year because including such securities would result in an anti-dilutive per common share amount.


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                              As of December 31,
                                                                                                           ------------------------
(Millions, except share data)                                                                                   2000           1999
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                                                $ 1,943.8      $ 1,628.7
  Investment securities                                                                                     14,017.5       15,549.6
  Other investments                                                                                            374.6          509.0
  Premiums receivable, net                                                                                     838.6          916.3
  Other receivables, net                                                                                       735.8          746.4
  Accrued investment income                                                                                    260.3          267.4
  Collateral received under securities loan agreements                                                         596.8          805.0
  Loaned securities                                                                                            584.1             --
  Deferred income taxes                                                                                        112.3          157.8
  Other assets                                                                                                 303.7          318.1
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                        19,767.5       20,898.3
-----------------------------------------------------------------------------------------------------------------------------------
Long-term investments                                                                                        1,344.3        1,143.4
Mortgage loans                                                                                               1,826.6        1,877.2
Investment real estate                                                                                         319.2          264.7
Reinsurance recoverables                                                                                     1,318.5        1,349.4
Goodwill and other acquired intangible assets, net                                                           7,703.4        8,655.0
Property and equipment, net                                                                                    390.0          473.0
Deferred income taxes                                                                                          295.0          353.4
Other assets                                                                                                   128.7          224.2
Separate Accounts assets                                                                                    14,352.5       14,639.5
Net assets of discontinued operations                                                                             --        2,789.5
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                               $47,445.7      $52,667.6
===================================================================================================================================
Liabilities and shareholders' equity
Current liabilities:
  Health care costs payable                                                                                $ 3,171.1      $ 3,238.7
  Future policy benefits                                                                                       832.0        1,106.0
  Unpaid claims                                                                                                528.2          442.0
  Unearned premiums                                                                                            269.3          473.6
  Policyholders' funds                                                                                       1,094.4          901.4
  Collateral payable under securities loan agreements                                                          596.8          805.0
  Short-term debt                                                                                            1,592.2        1,725.0
  Income taxes payable                                                                                         297.8          285.6
  Accrued expenses and other liabilities                                                                     1,621.6        1,529.1
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                   10,003.4       10,506.4
-----------------------------------------------------------------------------------------------------------------------------------
Future policy benefits                                                                                       8,684.8        9,008.3
Unpaid claims                                                                                                1,211.6        1,268.6
Policyholders' funds                                                                                         2,649.6        3,529.7
Long-term debt                                                                                                    --        2,093.9
Other liabilities                                                                                              416.7          918.0
Separate Accounts liabilities                                                                               14,352.5       14,639.5
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                           37,318.6       41,964.4
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Notes 4, 6 and 18)
   Shareholders' equity:
   Common stock and additional paid-in capital ($.01 par value, 762,500,000 shares authorized,
   142,618,551 issued and outstanding in 2000; $.01 par value, 250,000,000 shares authorized,
   1,000 shares issued and outstanding in 1999 and $.005 par value, 275,000,000 shares authorized,
   100 shares issued and outstanding in 1999)                                                                3,898.7        3,719.3
  Accumulated other comprehensive income (loss)                                                                 35.1         (655.6)
  Retained earnings                                                                                          6,193.3        7,639.5
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                                  10,127.1       10,703.2
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                                 $47,445.7      $52,667.6
===================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                              Common              Income (Loss)
                                                                           Stock and        ------------------------
                                                                          Additional         Unrealized
                                                                             Paid-in      Gains (Losses)     Foreign      Retained
(Millions, except share data)                              Total             Capital      on Securities     Currency      Earnings
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                          $11,082.0            $3,674.0           $  483.9     $(176.8)      $7,100.9
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                              846.8                                                             846.8
   Other comprehensive loss, net of tax:
      Unrealized losses on securities
        ($(156.0) pretax)(1)                              (101.4)                                (101.4)
      Foreign currency ($(43.3) pretax)                    (27.9)                                             (27.9)
                                                       ---------
   Other comprehensive loss                               (129.3)
                                                       ---------
Total comprehensive income                                 717.5
                                                       =========
Dividends to former Aetna                                 (370.0)                                                           (370.0)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                           11,429.5             3,674.0              382.5      (204.7)       7,577.7
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
   Net income                                              716.5                                                             716.5
   Other comprehensive loss, net of tax:
     Unrealized losses on securities
       ($(905.6) pretax)(1)                               (588.6)                                (588.6)
     Foreign currency ($(132.5) pretax)                   (244.8)                                            (244.8)
                                                       ---------
   Other comprehensive loss                               (833.4)
                                                       ---------
Total comprehensive loss                                  (116.9)
                                                       =========
Capital contributions from former Aetna                     45.3                45.3
Dividends to former Aetna                                 (654.7)                                                           (654.7)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999                           10,703.2             3,719.3             (206.1)     (449.5)       7,639.5
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                              127.1                                                             127.1
   Other comprehensive income, net of tax:
      Unrealized gains on securities
        ($486.5 pretax)(1)                                 316.2                                  316.2
      Foreign currency ($(50.9) pretax)                    (39.9)                                             (39.9)
                                                       ---------
   Other comprehensive income                              276.3
                                                       ---------
Total comprehensive income                                 403.4
                                                       =========
Capital contributions from former Aetna                    118.9               118.9
Dividends to former Aetna                                 (216.0)                                                           (216.0)
Outstanding shares cancelled (1,100 shares)                   --                  --
Sale and spin-off related transaction
  (141,670,551 shares issued)                             (904.2)               38.7              (80.7)      495.1       (1,357.3)
Stock options exercised (948,000 shares issued)             21.8                21.8
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                          $10,127.1            $3,898.7           $   29.4     $   5.7       $6,193.3
==================================================================================================================================

(1)   Net of reclassification adjustments.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              For the Years Ended December 31,
                                                                                             -------------------------------------
(Millions)                                                                                    2000           1999             1998
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $     127.1    $     716.5      $     846.8
   Adjustments to reconcile net income to net cash provided by operating activities:
      Income from discontinued operations                                                   (254.5)        (317.1)          (396.4)
      Severance and facilities charge                                                        142.5             --               --
      Goodwill write--off                                                                    310.2             --               --
      Depreciation and amortization (including investment discounts and premiums)            587.9          488.4            466.9
      Net realized capital (gains) losses                                                     40.1          (62.5)          (289.9)
      Changes in assets and liabilities:
        Decrease in accrued investment income                                                  9.2           79.7              8.3
        (Increase) decrease in premiums due and other receivables                            115.2          (46.6)            35.4
        Increase (decrease) in income taxes                                                  (13.9)         124.9           (160.1)
        Net (increase) decrease in other assets and other liabilities                       (230.4)         495.4           (417.8)
        Increase (decrease) in health care and insurance liabilities                        (762.3)         (83.4)           211.6
        Other, net                                                                            (1.5)          16.2            (27.3)
Discontinued operations, net                                                               1,457.0          254.5            529.9
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  1,526.6        1,666.0            807.4
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sales of:
      Debt securities available for sale                                                  12,430.9       13,007.4         13,721.4
      Equity securities                                                                      358.8          177.2            445.6
      Mortgage loans                                                                          20.1           20.9             60.9
      Investment real estate                                                                  29.5           33.7            123.9
      Other investments                                                                   14,846.8       16,601.4         17,330.1
      NYLCare Texas                                                                          420.0             --               --
   Investment maturities and repayments of:
      Debt securities available for sale                                                     663.0        1,128.6          1,450.0
      Mortgage loans                                                                         514.5          459.9            883.1
   Cost of investments in:
      Debt securities available for sale                                                 (12,081.3)     (13,526.7)       (14,113.2)
      Equity securities                                                                     (235.7)        (145.5)           (90.2)
      Mortgage loans                                                                        (364.8)        (157.1)            (2.6)
      Investment real estate                                                                 (15.7)         (33.5)           (25.5)
      Other investments                                                                  (15,103.8)     (15,884.5)       (17,995.3)
   Acquisitions:
      NYLCare health care business                                                              --          (48.8)        (1,080.6)
      Prudential health care business                                                           --         (512.5)              --
   Increase in property and equipment                                                        (36.9)         (58.1)           (85.9)
   Other, net                                                                                  7.3         (186.2)          (377.8)
Discontinued operations, net                                                                (445.1)      (1,031.3)          (374.1)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities                                       1,007.6         (155.1)          (130.2)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Deposits and interest credited for investment contracts                                   237.2          332.4            474.8
   Withdrawals of investment contracts                                                      (931.9)      (1,607.2)        (1,720.2)
   Repayment of long--term debt                                                                 --          (26.7)          (128.7)
   Net increase (decrease) in short--term debt                                              (132.8)         528.4          1,119.5
   Redemption of mandatorily redeemable preferred securities                                    --         (275.0)              --
   Stock options exercised                                                                    21.8             --               --
   Capital contributions from former Aetna                                                   118.9           45.3               --
   Dividends paid to former Aetna                                                           (216.0)        (634.7)          (520.0)
   Other, net                                                                               (304.4)        (384.1)           225.6
Discontinued operations, net                                                                (296.4)         811.7            (83.8)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                      (1,503.6)      (1,209.9)          (632.8)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents of discontinued operations                        (715.5)         (34.9)           (72.0)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         315.1          266.1            (27.6)
Cash acquired from the NYLCare health care business                                             --             --            108.8
Cash acquired from the Prudential health care business                                          --          261.6               --
Cash and cash equivalents, beginning of year                                               1,628.7        1,101.0          1,019.8
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                 $   1,943.8    $   1,628.7      $   1,101.0
==================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) and its wholly-owned subsidiaries (collectively, the "Company"). The Company, through its subsidiaries, provides health care benefits and related services, group life and disability insurance and retirement benefits. As of December 31, 2000, the Company had two reportable segments:
Health Care and Large Case Pensions. Health Care provides a full spectrum of health plans which include health maintenance organizations ("HMOs"), point-of-service ("POS") plans, preferred provider organizations ("PPOs") and traditional indemnity plans. Such plans are generally offered on both a full risk and an employer-funded basis. Under full risk plans, the Company assumes all or a majority of health care cost, utilization, mortality, morbidity or other risk depending on the product. Under employer-funded plans, the plan sponsor, and not the Company, assumes all or a majority of these risks. Health Care also provides group life and disability insurance, long-term care insurance and dental products, as well as various specialty products and services including pharmacy, vision and behavioral health. Large Case Pensions manages a variety of retirement products for defined benefit and defined contribution plans. The Large Case Pensions business includes certain discontinued products. (Refer to Note 10.)

The two segments are distinct businesses that offer different products and services. During the reporting period, they were managed separately as each business required different market strategies, technology and capital allocation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of these business segments based on operating earnings (net income excluding net realized capital gains and losses and any other items, such as severance and facilities charges and reductions of the reserve for anticipated future losses on discontinued products).

Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc. and its wholly-owned subsidiaries) was a subsidiary of a Connecticut corporation named Aetna Inc. ("former Aetna"). On December 13, 2000, former Aetna spun off shares of the Company to shareholders (of former Aetna) as part of the same transaction (more fully described in Note 19) which also resulted in the sale of former Aetna's financial services and international businesses to ING Groep N.V. ("ING"), accomplished by the merger of former Aetna into a subsidiary of ING. The businesses sold to ING are reflected as discontinued operations, since the Company is the successor of former Aetna for accounting purposes.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances have been eliminated. Certain reclassifications have been made to the 1999 and 1998 financial information to conform to the 2000 presentation.

The consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Health Care and Large Case Pensions businesses as if the Company were a separate entity for all periods presented. Changes in shareholders' equity prior to December 13, 2000 represented the net income of the Company plus (less) net cash transfers from (to) former Aetna. Additionally, the consolidated financial statements include allocations of certain assets and liabilities (including prepaid pension assets, debt and benefit obligations and pension and post-retirement benefits) and expenses (including interest), previously recorded by former Aetna, to the Health Care and Large Case Pensions businesses of the Company, as well as to those businesses presented as discontinued operations. Management believes these allocations are reasonable.

PRINCIPLES OF CONSOLIDATION (CONTINUED)

The costs of services allocated to the Company by former Aetna are not necessarily indicative of the costs that would have been incurred if the Company had previously performed these functions as an independent entity. Since the spin-off, the Company performs these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. Further, the Company has a capital structure different from the capital structure in the consolidated financial statements of prior periods presented and, accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred during the periods presented had it been a separate, independent company.

Income tax expense was calculated as if the Company filed separate income tax returns. As former Aetna managed its tax position on a consolidated basis, which took into account the results of all its businesses, the Company's effective tax rate in the future could vary from its historical effective tax rate. The Company's future effective tax rate will depend largely on its structure and strategies as a separate, independent company.

Accordingly, the financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company had it been a separate, independent entity during all periods presented.

NEW ACCOUNTING STANDARD

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This standard revises the accounting for securitizations, other financial asset transfers and collateral associated with securities lending transactions and requires certain additional disclosures. FAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and disclosure of collateral and for additional disclosures related to securitization transactions, FAS No. 140 was effective for the Company's December 31, 2000 financial statements. With respect to loaned securities disclosures, previous financial statements need not be reclassified. The adoption of those provisions effective in 2000 did not have a material effect on the Company's financial position or results of operations. The Company does not expect the adoption of those provisions effective after March 31, 2001 to have a material effect on its financial position or results of operations.

Accounting by Insurance and Other Enterprises for Insurance-Related Assessments

As of January 1, 1999, the Company adopted Statement of Position ("SOP") 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, issued by the American Institute of Certified Public Accountants ("AICPA"). SOP 97-3 provides guidance for determining when an insurance or other enterprise should recognize a liability for guaranty-fund and other insurance-related assessments and guidance for measuring the liability. The adoption of this standard did not have a material effect on the Company's financial position or results of operations, as the Company had previously accounted for guaranty-fund and other insurance-related assessments in a manner consistent with this standard.

Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk

As of January 1, 2000, the Company adopted SOP 98-7, Deposit Accounting:
Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk, issued by the AICPA. SOP 98-7 provides guidance on how to account for all insurance and reinsurance contracts that do not transfer insurance risk, except for long-duration life and health insurance contracts. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

FUTURE APPLICATION OF ACCOUNTING STANDARD

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB provided further guidance related to accounting for derivative instruments and hedging activities when it issued FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and to measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. As amended by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, this standard is effective for the Company's financial statements beginning January 1, 2001. The Company has evaluated its derivative and hedging instruments and has determined that, due to its limited use of derivatives, the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, money market instruments and other debt securities with a maturity of 90 days or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

INVESTMENTS

Investment Securities

Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, and other debt and equity securities. The Company has determined that its investment securities are available for use in current operations and, accordingly, has classified such securities as current without regard to contractual maturity dates. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company does not accrue interest on problem debt securities when management believes the collection of interest is unlikely.

Long-Term Investments

Long-term investments consist primarily of equity securities subject to restrictions on disposition, limited partnerships and restricted assets. Limited partnerships are carried on an equity basis. Restricted assets consist of debt securities on deposit as required by various regulatory authorities.

Fair Value of Investments

The Company has classified its investment securities as available for sale and carries them at fair value. Fair values for such securities are based on quoted market prices or dealer quotes. Where quoted market prices or dealer quotes are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods.

INVESTMENTS (CONTINUED)

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Such securities are classified as loaned securities on the December 31, 2000 Consolidated Balance Sheet. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with an independent lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income.

Mortgage Loans

Mortgage loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement (delays of up to 60 days may not result in a loan being considered impaired). The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such policy. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure (actual or in-substance) or upon a loan modification giving rise to forgiveness of debt. A general reserve is established for losses that management believes are likely to arise from loans in the portfolio, other than for those losses that have been specifically reserved. The Company does not accrue interest on impaired loans when management believes the collection of interest is unlikely. Mortgage loans with a maturity date of less than one year from the balance sheet date are reported in other investments on the Consolidated Balance Sheets.

Mortgage Securitizations

The Company may, from time to time, securitize and sell certain mortgage loans and retain an interest in the securitized mortgage loans. Gains or losses on the sale of these loans would depend on the previous carrying amount of the transferred loans, allocated between the portion of the loans sold and the retained interests based on their relative fair value at the date of transfer. Fair values are based on quoted market prices or dealer quotations.

Investment Real Estate

Investment real estate, which the Company intends to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful life of each asset. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of cost or fair value less estimated selling costs. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below cost. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed by the Company's investment management group. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

INVESTMENTS (CONTINUED)

Net Investment Income and Realized Capital Gains and Losses

Net investment income and realized capital gains and losses on investments supporting Health Care's liabilities and Large Case Pensions' non-experience-rated products are reflected in the Company's results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses are computed on a specific identification basis and are reflected in shareholders' equity, net of related income taxes. Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and investment real estate are recorded on the closing date.

Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Company's Large Case Pensions business are reflected in policyholders' funds and are determined on a specific identification basis. Experience-rated products are products in the Company's Large Case Pensions business where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company in some instances. The effect of investment performance (as long as minimum guarantees are not triggered) is allocated to participants' accounts daily, based on the underlying investment's experience and, therefore, does not impact the Company's results of operations.

When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are credited/charged to the reserve and, therefore, do not impact the Company's results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other assets or other liabilities on the Consolidated Balance Sheets. (Refer to Note 10.)

DERIVATIVE INSTRUMENTS

The Company utilizes futures contracts, interest rate swap agreements and warrants for other than trading purposes in order to manage interest rate and price risk (collectively, market risk). (Refer to Note 6.)

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Deferred gains or losses on such futures contracts are amortized over the life of the acquired asset or liability as a yield adjustment or through net realized capital gains or losses upon disposal of an asset. Changes in the fair value of futures contracts that do not qualify as hedges are recorded in net realized capital gains or losses.

Interest rate swap agreements, which are designated as risk management instruments at inception, are accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements is reported in net investment income. There is no recognition in the Consolidated Balance Sheets of changes in the fair value of these agreements.

Warrants represent the right, but not the obligation, to purchase specific securities and are accounted for as hedges. Upon exercise, the cost of the warrants is added to the basis of the securities purchased.

Hedge designation requires specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that such high correlation be maintained throughout the hedge period. If a hedging instrument ceases to be highly correlated with the position underlying the hedge, hedge accounting ceases at that date and excess gains and losses on the hedging instrument are reflected in net realized capital gains or losses. The Company may enter into contracts to hedge anticipated transactions. If it is subsequently determined that an anticipated transaction will not occur, any gain or loss related to the hedge instrument will be recognized as a net realized capital gain or loss.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill (which represents the excess of cost over the fair value of net assets acquired) and other acquired intangibles are amortized using the straight-line method over the estimated useful life of the related asset. The Company regularly evaluates the recoverability of goodwill and other acquired intangible assets and the related amortization periods. If it is probable that undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) will not be sufficient to recover the carrying value of the asset, the carrying value is written down through results of operations and, if necessary, the amortization period is adjusted. Operating income considered in such an analysis is either that of the entity acquired, if separately identifiable, or the business segment that acquired the entity.

Goodwill and other acquired intangible assets at December 31, 2000 and 1999 were as follows:

                                                                                  Accumulated                        Amortization
  2000 (Millions) (1)                                                  Cost      Amortization    Net Balance        Period (Years)
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill                                                         $7,705.5         $  923.6        $6,781.9             40
  Other acquired intangible assets:
     Customer lists                                                   919.0            628.4           290.6            5-7
     Provider networks                                                677.2            113.6           563.6           20-25
     Work force                                                        88.0             50.2            37.8            3-6
     Computer systems                                                  60.0             53.4             6.6            3-5
     Other                                                             69.2             46.3            22.9            4-5
-------------------------------------------------------------------------------------------------------------
  Total goodwill and other acquired intangible assets              $9,518.9         $1,815.5        $7,703.4
=============================================================================================================
  1999
------------------------------------------------------------------------------------------------------------------------------------
  Goodwill                                                        $ 8,231.7         $  751.5        $7,480.2             40
  Other acquired intangible assets:
     Customer lists                                                   933.0            474.7           458.3            5-7
     Provider networks                                                683.0             86.2           596.8           20-25
     Work force                                                        92.0             34.7            57.3            3-6
     Computer systems                                                  79.1             43.8            35.3            3-5
     Other                                                             57.3             30.2            27.1            4-5
-------------------------------------------------------------------------------------------------------------
  Total goodwill and other acquired intangible assets             $10,076.1         $1,421.1        $8,655.0
=============================================================================================================

(1) In the fourth quarter of 2000, in accordance with its accounting policy relative to goodwill recoverability, the Company wrote off $310.2 million of goodwill, primarily related to its exit from a number of Medicare service areas (refer to Note 4), as well as its investment in a medical information services business, upon re-evaluation of its strategy for such business.

REINSURANCE

The Company utilizes reinsurance agreements primarily to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company's primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products. (Refer to Notes 4 and 16.)

PROPERTY AND EQUIPMENT

Property and equipment are reported at historical cost net of accumulated depreciation. At December 31, 2000 and 1999, historical cost was approximately $1.0 billion and $1.3 billion, respectively, and the related accumulated depreciation was approximately $.6 billion and $.8 billion, respectively. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to 40 years.

PROPERTY AND EQUIPMENT (CONTINUED)

The Company regularly evaluates whether events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. If it is determined that an asset may not be recovered, the Company estimates the future undiscounted cash flows (grouped at the company-wide level) expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the amount by which the carrying amount of the asset exceeds its fair value thereby reducing carrying amount to fair value.

SEPARATE ACCOUNTS

Separate Accounts assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on Separate Accounts assets are not reflected on the Consolidated Statements of Income. Management fees charged to contractholders are included in other income.

HEALTH CARE AND INSURANCE LIABILITIES

Health care costs payable consist principally of unpaid health care claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care's HMO, POS, PPO and indemnity plans. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical utilization trends and payment patterns, medical inflation, product mix, seasonality, membership and other relevant factors. Changes in estimates are recorded in health care costs on the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of the balance sheet date. Such reserves are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs. Reserves for claims incurred but not reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical payment patterns, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 2.5% to 7.0% in 2000 (except for experience-rated contracts where the discount rates are set at contractually specified levels). The estimates of unpaid claims are subject to change due to changes in the underlying experience of the contracts, changes in investment yields or other factors and these changes are recorded in current and future benefits on the Consolidated Statements of Income in the period they are determined.

HEALTH CARE AND INSURANCE LIABILITIES (CONTINUED)

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up and supplemental life and long-term care insurance contracts in the Health Care business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 10.5% in 2000. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up and supplemental life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 7.0% in 2000. The present value of future benefits is based upon mortality, morbidity and interest assumptions.

Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care business. Reserves on such contracts are equal to cumulative deposits less charges plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. In 2000, interest rates for pension and annuity investment contracts ranged from 5.83% to 17.69% and rates for group life and health contracts ranged from 4.81% to 9.89%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.

Health care and insurance liabilities are reviewed periodically, with any necessary adjustments reflected during the current period in results of operations. While the ultimate amount of claims and related expenses are dependent on future developments, it is management's opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities on the Consolidated Balance Sheets.

PREMIUM DEFICIENCY

The Company evaluates its health care and insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs, will exceed anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts.

REVENUE RECOGNITION

Health care premiums associated with the Company's prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Other premium revenue for group life and disability products is recognized as income, net of allowances for uncollectible accounts, over the term of the coverage. Premiums related to unexpired contractual coverage periods are reported as unearned premiums on the Consolidated Balance Sheets.

REVENUE RECOGNITION (CONTINUED)

The balance of the allowance for estimated terminations and uncollectible accounts on premiums receivable was $220 million, $216 million and $71 million at December 31, 2000, 1999 and 1998, respectively, and is included in premiums receivable on the Consolidated Balance Sheets. The balance of the allowance for uncollected accounts on other receivables was $99 million, $137 million and $82 million at December 31, 2000, 1999 and 1998, respectively, and is included in other receivables on the Consolidated Balance Sheets.

Some group contracts allow for premiums to be adjusted to reflect actual experience. Such premium adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Administrative services only ("ASO") fees in the Health Care business are received in exchange for performing certain claims processing and member services for self-insured health and disability members and are recognized as revenue over the period the service is provided.

Other income includes charges assessed against policyholders' funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits on the Consolidated Statements of Income.

ALLOCATIONS OF EXPENSES

Former Aetna allocated centrally incurred costs associated with specific internal goods or services provided to the Company, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate. (Refer to Note 17.)

INCOME TAXES

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. The Company will be included in the consolidated federal income tax return of former Aetna through December 13, 2000. The consolidated group is segregated into subgroups of (1) life insurance companies and (2) nonlife insurance and other companies. Consolidation of these subgroups for tax purposes is subject to statutory restrictions on the percentage of eligible nonlife insurance and other companies' tax losses that can be applied to offset life insurance company taxable income.

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Deferred income tax expense or benefit reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible.

3.    EARNINGS PER COMMON SHARE

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share ("EPS") is as follows:

                                                                                                                       Per Common
                                                                                  Income                Shares              Share
(Millions, except per common share data)                                      (Numerator)         (Denominator)            Amount
---------------------------------------------------------------------------------------------------------------------------------
2000 (1)
Basic EPS:
Loss from continuing operations (2)                                              $(127.4)                141.3              $(.90)
=================================================================================================================================
1999 (1)
Income from continuing operations                                                $ 399.4
Less:  Preferred stock dividends (3)                                                30.5
                                                                                 -------
Basic EPS:
   Income from continuing operations applicable to common ownership              $ 368.9                 144.1              $2.56
                                                                                 =======                                    =====
Effect of dilutive securities:
   Stock options and other                                                                                 1.2
                                                                                                         -----
Diluted EPS
   Income from continuing operations applicable to common ownership
     and assumed conversions                                                     $ 368.9                 145.3              $2.54
=================================================================================================================================
1998 (1)

Income from continuing operations                                                $ 450.4
Less:  Preferred stock dividends (3)                                                55.3
                                                                                 -------
Basic EPS:
   Income from continuing operations applicable to common ownership              $ 395.1                 144.1              $2.74
                                                                                 =======                                    =====
Effect of dilutive securities:
   Stock options and other                                                                                 1.1
                                                                                                         -----
Diluted EPS
  Income from continuing operations applicable to common ownership
    and assumed conversions                                                      $ 395.1                 145.2              $2.72
=================================================================================================================================

(1) Basic earnings per common share related to discontinued operations were $1.80, $2.20 and $2.75 for 2000, 1999 and 1998, respectively. Diluted earnings per common share related to discontinued operations were $2.18 and $2.73 for 1999 and 1998, respectively.

(2) Since the Company reported a loss from continuing operations in 2000, the effect of diluted securities has been excluded from earnings per common share computations, since including such securities would result in an anti-dilutive per share amount.

(3) For 1999 (through the redemption date of July 19, 1999) and 1998, preferred stock dividends of former Aetna are deducted from income from continuing operations as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare in 1996.

On December 13, 2000, former Aetna sold its financial services and international businesses to ING and spun off to its shareholders the shares of the Company. (Refer to Note 19.) The former Aetna stock options held by employees of the Company and existing retirees of former Aetna were converted into options to purchase shares of the Company with adjustments made to both the number of options and the exercise prices to maintain the intrinsic in- or out-of-the-money value immediately before the spin-off. The in-the-money former Aetna stock options held by employees of the sold businesses were settled for cash while the out-of-the-money former Aetna stock options for such employees were cancelled. (Refer to Note 12.)

For all periods presented through December 13, 2000, the common stock outstanding and the dilutive effect of all outstanding stock options, where appropriate, of former Aetna are reflected in the weighted average share calculation. For the period from December 14, 2000 through December 31, 2000, only the common stock outstanding of the Company is reflected in the weighted average share calculation.

Options to purchase shares of former Aetna common stock and stock appreciation rights ("SARs") in 1999 and 1998 of 6.4 million shares (with exercise prices ranging from $74.31 to $112.63) and 3.0 million shares (with exercise prices ranging from $76.24 to $112.63), respectively, were not included in the calculation of diluted earnings per common share because the options' and SARs' exercise price was greater than the average market price of former Aetna common shares.

4.    ACQUISITIONS AND DISPOSITIONS

On August 6, 1999, the Company acquired from The Prudential Insurance Company of America ("Prudential") the Prudential health care business ("PHC") for approximately $1 billion. The acquisition was accounted for as a purchase. In addition to recording the assets and liabilities acquired at fair value, the purchase price allocation at the acquisition date included: (1) an asset of $130 million, representing the fair value adjustment of a reinsurance agreement (discussed below), primarily reflecting the net benefits to be received from Prudential over the life of the agreement; (2) a liability of $129 million, representing a fair value adjustment for the unfavorable component of the contracts underlying the acquired medical risk business; and (3) an asset of $21 million, representing the above-market compensation component related to supplemental fees to be received under the Company's agreement to service Prudential's administrative services only ("ASO") contracts (discussed below).

During the first quarter 2000, a liability of $15 million was recorded as part of the purchase price allocation related to the Company's plan to exit certain leased facilities of the acquired PHC businesses, expected to be completed by March 31, 2001. The purchase price does not reflect any employee termination benefits for positions that may be eliminated.

For the year ended December 31, 2000, the Company recorded asset amortization of $26 million pretax related to the fair value adjustment of the reinsurance agreement ($104 million pretax in 1999 (from August 6, 1999 through December 31,
1999)); liability amortization of $25 million pretax related to the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business ($94 million pretax in 1999 (from August 6, 1999 through December 31, 1999)); and asset amortization of $15 million pretax related to the above-market compensation component related to the supplemental fees under the ASO contracts.

The Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Premium expense recognized for the year ended December 31, 2000 was $14 million pretax ($6 million pretax in 1999 (from August 6, 1999 through December 31, 1999)). Under the agreement, Prudential has agreed to indemnify the Company from certain health insurance risks that arise following the PHC closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical cost ratio levels through 2000 for substantially all the acquired medical and dental risk business. The medical cost ratio threshold was 83.5% for August 6, 1999 through December 31, 1999 and 84% for January 1, 2000 through December 31, 2000. During the year ended December 31, 2000, reinsurance recoveries under this agreement (reflected as a reduction of current and future benefits) were $135 million pretax ($74 million pretax in 1999 (from August 6, 1999 through December 31, 1999)). The premium would have been subject to adjustment if medical costs of PHC were below these threshold medical cost ratio levels. This reinsurance agreement ended on December 31, 2000, except that the agreement provides for a period of time during which such medical cost reimbursements (as calculated per the agreement) will be finalized, which is expected to be completed by the end of 2001.

The Company also agreed to service Prudential's ASO contracts following the PHC closing. Prudential is terminating its ASO business and has retained the Company to service these contracts during the run off period, but generally no later than June 30, 2001. In exchange for servicing the ASO business, Prudential is remitting fees received from its ASO members to the Company, as well as paying certain supplemental fees. The supplemental fees are fixed in amount and decline over a period ending 18 months following the PHC closing. During the year ended December 31, 2000, the Company recorded total fees for servicing the Prudential ASO business of approximately $370 million pretax ($230 million pretax in 1999 (from August 6, 1999 through December 31, 1999)) including supplemental fees of approximately $134 million pretax ($106 million pretax in 1999 (from August 6, 1999 through December 31, 1999)) which were net of the asset amortization related to the above-market compensation component related to the supplemental fees under the ASO contracts described above (reflected as fees and other income).

In connection with the PHC acquisition, the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses ("NYLCare Texas") acquired by the Company as part of the 1998 acquisition of New York Life Insurance Company's health care business. Pursuant to this agreement, on March 31, 2000, the Company completed the sale of NYLCare Texas to Blue Cross and Blue Shield of Texas, a division of Health Care Service Corporation, for approximately $420 million in cash. The sale resulted in an after-tax capital loss of $35 million, which was recognized in the fourth quarter of 1999. The after-tax loss included operating losses from October 1, 1999 through closing. The results of operations of NYLCare Texas were not material to the Health Care segment or to the Company's consolidated results of operations.

The Company's Medicare+Choice contracts with the federal government are renewed for a one-year period each January 1. In June 2000, the Company notified the Health Care Financing Administration ("HCFA") of its intent to exit a number of Medicare service areas. The Company subsequently monitored legislative or regulatory changes that might have increased payments under applicable Medicare+Choice contracts sufficient to encourage the Company to remain in these service areas within six months following its notification, as allowed under HCFA regulations. As a result of insufficient increases in payments, the Company made a final determination within the six-month period (specifically, the fourth quarter of 2000), as permitted under HCFA regulations, to exit a number of Medicare service areas. Effective January 1, 2001, the Company exited a number of Medicare service areas affecting approximately 260,000 members, or approximately 47 percent of the Company's total Medicare membership prior to this exit. In the fourth quarter of 2000, the Company recorded an after-tax charge of approximately $194 million ($266 million pretax) for the write-off of goodwill that was still separately identifiable with such service areas.

During 2000, the Company acquired the remaining minority ownership interest in InteliHealth Inc., which distributes health care information principally through its internet web site and sells health products to consumers. The aggregate purchase price was not material.

5.    INVESTMENTS

Investment securities at December 31 were as follows:

(Millions)                                          2000                    1999
--------------------------------------------------------------------------------
Debt securities available for sale             $13,869.9               $15,182.0
Equity securities                                  116.5                   151.2
Other investment securities                         31.1                   216.4
--------------------------------------------------------------------------------
Total investment securities                    $14,017.5               $15,549.6
================================================================================

Debt securities available for sale at December 31 were as follows:

                                                                                                Gross          Gross
                                                                             Amortized     Unrealized     Unrealized           Fair
2000 (Millions)                                                                   Cost          Gains         Losses          Value
-----------------------------------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and authorities                    $   831.5         $ 36.8         $   .9      $   867.4
  States, municipalities and political subdivisions                              806.1           28.4            1.3          833.2
  U.S. corporate securities:
    Utilities                                                                  1,178.5           30.7           24.8        1,184.4
    Financial                                                                  1,764.6           34.3           55.6        1,743.3
    Transportation/Capital goods                                               1,083.4           65.4           28.6        1,120.2
    Health care/Consumer products                                                587.8           26.4           29.9          584.3
    Natural resources                                                          1,041.6           33.6           18.2        1,057.0
    Other corporate securities                                                 1,297.9           24.5           91.2        1,231.2
-----------------------------------------------------------------------------------------------------------------------------------
       Total U.S. corporate securities                                         6,953.8          214.9          248.3        6,920.4
-----------------------------------------------------------------------------------------------------------------------------------
  Foreign:
    Government, including political subdivisions                                 653.7           11.9           11.7          653.9
    Utilities                                                                    102.8            1.3            4.2           99.9
    Other                                                                      1,431.8           53.1           32.9        1,452.0
-----------------------------------------------------------------------------------------------------------------------------------
       Total foreign securities                                                2,188.3           66.3           48.8        2,205.8
-----------------------------------------------------------------------------------------------------------------------------------
  Residential mortgage-backed securities:
    Pass-throughs                                                              1,409.8           19.8            8.3        1,421.3
    Collateralized mortgage obligations                                           67.5            2.5             .1           69.9
-----------------------------------------------------------------------------------------------------------------------------------
       Total residential mortgage-backed securities                            1,477.3           22.3            8.4        1,491.2
-----------------------------------------------------------------------------------------------------------------------------------
  Commercial/Multifamily mortgage-backed securities (1)(2)                     1,596.0           38.8           26.3        1,608.5
  Other asset-backed securities                                                  350.5            6.5             .8          356.2
-----------------------------------------------------------------------------------------------------------------------------------
Total bonds                                                                   14,203.5          414.0          334.8       14,282.7
Redeemable preferred stocks                                                      170.9            4.8            4.4          171.3
-----------------------------------------------------------------------------------------------------------------------------------
Total available-for-sale debt securities (3)                                 $14,374.4         $418.8         $339.2      $14,454.0
===================================================================================================================================
1999
-----------------------------------------------------------------------------------------------------------------------------------
Bonds:
  U.S. government and government agencies and authorities                    $   794.0         $  7.2         $ 18.0      $   783.2
  States, municipalities and political subdivisions                              628.6            3.5            9.5          622.6
  U.S. corporate securities:
    Utilities                                                                  1,788.8           19.5           68.9        1,739.4
    Financial                                                                  2,292.8            8.5          114.3        2,187.0
    Transportation/Capital goods                                               1,456.6           42.8           51.3        1,448.1
    Health care/Consumer products                                              1,860.5           14.8           95.6        1,779.7
    Other corporate securities                                                   680.5            5.0           43.1          642.4
-----------------------------------------------------------------------------------------------------------------------------------
       Total U.S. corporate securities                                         8,079.2           90.6          373.2        7,796.6
-----------------------------------------------------------------------------------------------------------------------------------
  Foreign:
    Government, including political subdivisions                                 941.2           26.4           29.2          938.4
    Utilities                                                                    189.1            3.4           10.0          182.5
    Other                                                                      1,120.3           24.6           42.6        1,102.3
-----------------------------------------------------------------------------------------------------------------------------------
       Total foreign securities                                                2,250.6           54.4           81.8        2,223.2
-----------------------------------------------------------------------------------------------------------------------------------
  Residential mortgage-backed securities:
    Pass-throughs                                                              1,891.1            1.0           66.8        1,825.3
    Collateralized mortgage obligations                                           54.0             .5             .6           53.9
-----------------------------------------------------------------------------------------------------------------------------------
       Total residential mortgage-backed securities                            1,945.1            1.5           67.4        1,879.2
-----------------------------------------------------------------------------------------------------------------------------------
    Commercial/Multifamily mortgage-backed securities (1)(2)                   1,589.6            1.3           94.9        1,496.0
    Other asset-backed securities                                                253.7             .8            3.6          250.9
-----------------------------------------------------------------------------------------------------------------------------------
Total bonds                                                                   15,540.8          159.3          648.4       15,051.7
Redeemable preferred stocks                                                      139.3             --            9.0          130.3
-----------------------------------------------------------------------------------------------------------------------------------
Total available-for-sale debt securities                                     $15,680.1         $159.3         $657.4      $15,182.0
===================================================================================================================================

(1) Includes approximately $162.9 million and $158.7 million of subordinate and residual certificates at December 31, 2000 and 1999, respectively, from a 1997 commercial mortgage loan securitization which were retained by the Company.

(2) Includes approximately $83.1 million and $81.1 million of subordinate and residual certificates at December 31, 2000 and 1999, respectively, from a 1995 commercial mortgage loan securitization which were retained by the Company.

(3) Includes approximately $584.1 million of loaned securities at December 31, 2000.

At December 31, 2000 and 1999, net unrealized appreciation (depreciation) on debt securities included $93 million and $(122) million, respectively, related to discontinued products (refer to Note 10) and $17 million and $(104) million, respectively, related to experience-rated contracts, which were not reflected in shareholders' equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                  Amortized                Fair
2000 (Millions)                                        Cost               Value
-------------------------------------------------------------------------------
Due to mature:
  One year or less                                $ 1,131.0           $ 1,176.0
  After one year through five years                 2,514.7             2,515.9
  After five years through ten years                3,007.5             3,033.1
  After ten years                                   4,297.4             4,273.1
  Mortgage-backed securities                        3,073.3             3,099.7
  Other asset-backed securities                       350.5               356.2
-------------------------------------------------------------------------------
Total                                             $14,374.4           $14,454.0
===============================================================================

At December 31, 2000 and 1999, debt securities carried at $667 million and $630 million, respectively, were on deposit as required by regulatory authorities. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

Investments in equity securities at December 31 were as follows:

(Millions)                                                        2000     1999
-------------------------------------------------------------------------------
Cost                                                            $199.9   $216.4
Gross unrealized capital gains                                    49.7     83.9
Gross unrealized capital losses                                   (9.5)   (13.9)
-------------------------------------------------------------------------------
Fair value                                                       240.1    286.4
Less:  amount included in long-term investments                  123.6    135.2
-------------------------------------------------------------------------------
Equity securities (included in investment securities)           $116.5   $151.2
===============================================================================

Investment real estate holdings at December 31 were as follows:

(Millions)                                                        2000     1999
-------------------------------------------------------------------------------
Properties held for sale                                        $204.8   $200.7
Investment real estate                                           197.9    161.9
-------------------------------------------------------------------------------
                                                                 402.7    362.6
Valuation reserve                                                (83.5)   (93.1)
-------------------------------------------------------------------------------
Net carrying value of real estate                                319.2    269.5
Less:  amounts included in other investments                        --      4.8
-------------------------------------------------------------------------------
Investment real estate                                          $319.2   $264.7
===============================================================================

Accumulated depreciation for investment real estate was $56 million and $58 million at December 31, 2000 and 1999, respectively.

Total real estate write-downs included in the net carrying value of the Company's real estate holdings at December 31, 2000 and 1999 were $120 million and $127 million, respectively (including $102 million and $106 million, respectively, attributable to assets supporting discontinued products).

At December 31, 2000 and 1999, the Company's mortgage loan balances net of specific impairment reserves by geographic region and property type were as follows:

(Millions)                                  2000             1999      (Millions)                           2000             1999
-----------------------------------------------------------------      ----------------------------------------------------------
South Atlantic                          $  324.6         $  468.2      Office                           $1,230.4         $1,301.6
Middle Atlantic                            786.5            786.7      Retail                              464.7            492.7
New England                                254.5            280.0      Apartment                            70.4             91.6
South Central                               66.2             32.0      Hotel/Motel                         150.4            137.7
North Central                              210.7            253.6      Industrial                          232.2            202.8
Pacific and Mountain                       572.1            569.6      Mixed Use                            36.8            158.8
Non-U.S.                                      .6               .7      Other                                30.3              5.6
-----------------------------------------------------------------      ----------------------------------------------------------
Total                                    2,215.2          2,390.8      Total                             2,215.2          2,390.8
Less: general impairment reserve            14.0             13.8      Less:  general impairment reserve    14.0             13.8
-----------------------------------------------------------------      ----------------------------------------------------------
Net mortgage loan balance                2,201.2          2,377.0      Net mortgage loan balance         2,201.2          2,377.0
Less:  amount included in other                                        Less:  amount included in other
investments                                374.6            499.8      investments                         374.6            499.8
-----------------------------------------------------------------      ----------------------------------------------------------
Mortgage loans                          $1,826.6         $1,877.2      Mortgage loans                   $1,826.6         $1,877.2
=================================================================      ==========================================================

At December 31, 2000 and 1999, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves were as follows:

                                                                                         2000                         1999
                                                                              -----------------------        -----------------------
                                                                                   Total                          Total
                                                                                Recorded     Specific          Recorded     Specific
(Millions)                                                                    Investment     Reserves        Investment     Reserves
------------------------------------------------------------------------------------------------------------------------------------
Supporting discontinued products                                                  $124.6        $22.2            $158.9        $22.2
Supporting experience-rated products                                                39.1          6.0              66.9          8.8
Supporting remaining products                                                       30.3          1.8              48.4          1.1
------------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                              $194.0(1)     $30.0            $274.2(1)     $32.1
====================================================================================================================================

(1) Includes impaired loans at December 31, 2000 and 1999 of $28.8 million and $109.0 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

                                                                        Supporting
                                                 Supporting            Experience-                Supporting
                                               Discontinued                  Rated                 Remaining
(Millions)                                         Products               Products                  Products                Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          $29.5                 $ 27.6                     $ 6.5               $ 63.6
Principal write-offs                                    (.6)                 (14.0)                     (3.1)               (17.7)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 (1)                       28.9                   13.6                       3.4                 45.9
Principal write-offs                                    (.5)                   (.8)                      (.6)                (1.9)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000 (1)                      $28.4                 $ 12.8                     $ 2.8               $ 44.0
=================================================================================================================================

(1) Total reserves at December 31, 2000 and 1999 include $30.0 million and $32.1 million, respectively, of specific reserves and $14.0 million and $13.8 million, respectively, of general reserves.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the years ended December 31 were as follows:

                                                                 2000                                          1999
                                                  ------------------------------------          ------------------------------------
                                                   Average                                       Average
                                                  Impaired        Income          Cash          Impaired        Income          Cash
(Millions)                                           Loans        Earned      Received             Loans        Earned      Received
------------------------------------------------------------------------------------------------------------------------------------
Supporting discontinued products                    $149.9         $ 9.4         $ 8.7            $159.3         $12.0         $11.8
Supporting experience-rated products                  65.3           6.0           6.0              87.2           8.1           8.1
Supporting remaining products                         42.1           9.6           9.8              34.5           7.6           7.5
------------------------------------------------------------------------------------------------------------------------------------
Total                                               $257.3         $25.0         $24.5            $281.0         $27.7         $27.4
====================================================================================================================================

Significant noncash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $15 million and $24 million for 2000 and 1999, respectively. There were also certain significant noncash activities related to the sale and spin-off transaction. (Refer to Note 19.)

6.    FINANCIAL INSTRUMENTS

ESTIMATED FAIR VALUE

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2000 and 1999 were as follows:

                                                                        2000                                      1999
                                                            ----------------------------             ------------------------------
                                                             Carrying     Estimated Fair              Carrying       Estimated Fair
(Millions)                                                      Value              Value                 Value                Value
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
  Debt securities                                           $15,024.4          $15,121.2             $16,327.2            $15,811.5
  Equity securities                                             199.9              240.1                 216.4                286.4
  Mortgage loans                                              2,201.2            2,250.9               2,377.0              2,391.0
Liabilities:
  Investment contract liabilities:
    With a fixed maturity                                     1,999.1            2,009.8               2,579.0              2,596.8
    Without a fixed maturity                                    856.6              698.9                 986.2                853.0
           Long-term debt                                          --                 --               2,093.9              2,012.7
-----------------------------------------------------------------------------------------------------------------------------------

Fair value estimates are made at a specific point in time, based on available market information and judgments about a given financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, and do not consider the tax impact of the realization of unrealized capital gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, and the disclosed value cannot be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all financial instruments should be taken into consideration.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the financial instruments included in the table above:

Debt and equity securities: Fair values are based on quoted market prices or dealer quotes. Where quoted market prices or dealer quotes are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Investment contract liabilities:

- With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

- Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: The Company had no long-term debt outstanding as of December 31, 2000. As of December 31, 1999, fair value was based on quoted market prices for the same or similar issued debt or, if no quoted market prices were available, on the current rates estimated to be available to former Aetna for debt of similar terms and remaining maturities.

6.    FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET AND OTHER FINANCIAL INSTRUMENTS

The notional amounts, carrying values and estimated fair values of the Company's off-balance-sheet and other financial instruments at December 31 were as follows:

                                                              2000                                           1999
                                           ---------------------------------------      -----------------------------------------
                                                         Carrying                                       Carrying
                                                            Value        Estimated                         Value        Estimated
                                           Notional         Asset             Fair      Notional           Asset             Fair
  (Millions)                                 Amount    (Liability)           Value        Amount      (Liability)           Value
---------------------------------------------------------------------------------------------------------------------------------
Futures contracts to purchase securities      $40.0          $(.1)           $ (.1)       $ 95.3           $(3.1)           $(3.1)
Futures contracts to sell securities           16.0            --               --         220.2             3.6              3.6
Interest rate swaps                            43.0            --              4.9          43.0              --              3.7
Warrants to purchase securities                  --            --               --          30.0              .1               .1
---------------------------------------------------------------------------------------------------------------------------------

The notional amounts of these instruments do not represent the Company's risk of loss. The fair value of these instruments was estimated based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the contracts were terminated.

The Company engages in hedging activities to manage interest rate and price risks. Such hedging activities have principally consisted of using off-balance-sheet instruments that involve, to varying degrees, elements of market risk and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company evaluates the risks associated with these instruments in a manner similar to that used to evaluate the risks associated with on-balance-sheet financial instruments. Unlike on-balance-sheet financial instruments, where credit risk is generally represented by the notional or principal amount, the off-balance-sheet financial instruments' risk of credit loss generally is significantly less than the notional value of the instrument and is represented by the positive fair value of the instrument. The Company generally does not require collateral or other security to support the financial instruments discussed below. However, the Company controls its credit risk exposure through credit approvals, credit limits and regular monitoring procedures. There were no material concentrations of off-balance-sheet financial instruments at December 31, 2000 or 1999.

Futures Contracts:

Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Interest Rate Swaps:

The Company utilizes interest rate swaps to manage certain exposures related to changes in interest rates primarily by exchanging variable-rate returns for fixed-rate returns.

Warrants:

Warrants are instruments giving the Company the right, but not the obligation, to buy a security at a given price during a specified period.

7.    NET INVESTMENT INCOME

Sources of net investment income were as follows:

(Millions)                                       2000          1999        1998
-------------------------------------------------------------------------------
Debt securities                              $1,161.6      $1,253.1    $1,253.0
Equity securities                                 6.8           4.0         5.2
Other investment securities                     104.7          33.1        50.6
Mortgage loans                                  208.2         242.9       292.4
Investment real estate (1)                       63.8          63.2        69.5
Other                                           189.9         121.7       194.4
Cash equivalents                                 26.7          13.7        18.3
-------------------------------------------------------------------------------
Gross investment income                       1,761.7       1,731.7     1,883.4
Less: investment expenses                       130.1         129.9       186.8
-------------------------------------------------------------------------------
Net investment income (2)                    $1,631.6      $1,601.8    $1,696.6
===============================================================================

(1) Includes $14.0 million, $11.8 million and $10.1 million from real estate held for sale during 2000, 1999 and 1998, respectively.

(2) Includes amounts related to experience-rated contractholders of $293.6 million, $350.4 million and $418.5 million during 2000, 1999 and 1998, respectively. Interest credited to contractholders is included in current and future benefits.

8.    CAPITAL GAINS AND LOSSES ON INVESTMENTS AND OTHER

Net realized capital gains (losses), excluding amounts related to experience-rated contractholders and discontinued products, on investments were as follows:

(Millions)                                          2000       1999        1998
-------------------------------------------------------------------------------
Debt securities                                  $(108.8)    $(43.7)     $ 46.8
Equity securities (1)                               14.2       49.5       191.4
Mortgage loans                                        .7         .4        19.8
Investment real estate                               (.2)       3.0         1.5
Sales of subsidiaries (2)                           78.8       36.0        60.0
Other (3)                                          (24.8)      17.3       (29.6)
-------------------------------------------------------------------------------
Pretax realized capital gains (losses)           $ (40.1)    $ 62.5      $289.9
===============================================================================
After-tax realized capital gains (losses)        $ (14.2)    $ 21.4      $189.0
===============================================================================

(1) Includes pretax realized capital gains of $114.6 million in 1998, related to the sale of the Company's investment in Travelers Property Casualty Corporation.

(2) Includes a pretax realized capital gain of $60.0 million in 2000, 1999 and 1998 related to contingent payments following the sale of the Company's behavioral health management subsidiary, Human Affairs International, in 1997 and a pretax realized capital loss of $35.0 million in 1999 related to the sale of NYLCare Texas. (Refer to Note 4.)

(3) Includes in 1999, $21.1 million of previously deferred hedge gains related to an anticipated debt issuance.

Net realized capital gains (losses) of $(44) million, $(11) million and $122 million for 2000, 1999 and 1998, respectively, related to experience-rated contractholders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders' funds.

Proceeds from the sale of debt securities and the related gross gains and losses were as follows:

(Millions)                                2000            1999              1998
--------------------------------------------------------------------------------
Proceeds on sales                    $12,430.9       $13,007.4         $13,721.4
Gross gains                               70.2            97.6             120.4
Gross losses                             179.0           141.3              73.6
--------------------------------------------------------------------------------

8.    CAPITAL GAINS AND LOSSES ON INVESTMENTS AND OTHER (CONTINUED)

Changes in shareholders' equity related to changes in accumulated other comprehensive income (loss) (unrealized capital gains and losses on securities and foreign currency) (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                                  2000                     1999                      1998
-----------------------------------------------------------------------------------------------------------------------------------
Debt securities                                                          $ 543.4                $  (845.4)                  $  27.6
Equity securities and other                                               (152.8)                   (60.2)                   (183.6)
Foreign exchange                                                           (39.9)                  (132.5)                    (43.3)
-----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                   350.7                 (1,038.1)                   (199.3)
Less:  increase (decrease) in deferred income taxes                         74.4                   (204.7)                    (70.0)
-----------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                   276.3                   (833.4)                   (129.3)
Sale and spin-off transaction                                              414.4                       --                        --
-----------------------------------------------------------------------------------------------------------------------------------
Net changes in accumulated other comprehensive income (loss)             $ 690.7                $  (833.4)                  $(129.3)
===================================================================================================================================

Shareholders' equity included the following accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contractholders and discontinued products) at December 31:

(Millions)                                                       2000      1999
-------------------------------------------------------------------------------
Debt securities:
  Gross unrealized capital gains                              $ 166.5   $ 205.6
  Gross unrealized capital losses                              (180.3)   (537.4)
-------------------------------------------------------------------------------
Net unrealized capital losses on debt securities                (13.8)   (331.8)
-------------------------------------------------------------------------------
Equity securities and other:
  Gross unrealized capital gains                                 77.5      71.8
  Gross unrealized capital losses                               (18.4)    (56.5)
-------------------------------------------------------------------------------
Net unrealized capital gains on equity securities and other      59.1      15.3
-------------------------------------------------------------------------------
Foreign exchange                                                  5.7    (449.5)
Deferred income taxes                                           (15.9)    110.4
-------------------------------------------------------------------------------
Net accumulated other comprehensive income (loss)             $  35.1   $(655.6)
===============================================================================

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains on securities (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)                                                                                   2000            1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the period (1)                            $293.0         $(560.8)          $ 123.1
Less:  reclassification adjustment for gains (losses) and other items
  included in net income (2)                                                                (23.2)           27.8             224.5
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities                                                $316.2         $(588.6)          $(101.4)
===================================================================================================================================

(1) Pretax unrealized holding gains (losses) arising during the period were $450.8 million, $(862.8) million and $189.4 million for 2000, 1999 and 1998, respectively.

(2) Pretax reclassification adjustments for gains and other items included in net income were $(35.7) million, $42.8 million and $345.4 million for 2000, 1999 and 1998, respectively.

9.    SEVERANCE AND FACILITIES CHARGE

In December 2000, the Company recorded an after-tax severance and facilities charge of $93 million ($143 million pretax) related to actions taken or expected to be taken with respect to initiatives that are intended to strengthen the Company's competitiveness, improve its profitability and concentrate its resources on its core mission as a health care and related benefits company. These initiatives include the elimination of targeted unprofitable membership and a reduction in associated expenses; reorganization of the sales force to place greater emphasis on higher-potential middle-market business and to more efficiently serve smaller cases, while enhancing the Company's customer relationships and important national accounts franchise, resulting in a sales organization that is designed to be smaller but more effective at both selling and retaining business; reductions in personnel due to re-engineering of processes and systems used in the claim payment and member services areas; continued integration of the PHC business; and the integration and elimination of duplicate staff functions.

The charge consists of two types of costs: those that relate to actions under a plan for the involuntary termination of employees and those that relate to an exit plan with respect to certain leased facilities. The severance portion of the charge is based on a plan to eliminate 2,394 positions (primarily regional sales personnel, customer service, information technology and other staff area personnel). The facilities portion of the charge represents the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that will be vacated.

The components of the severance and facilities charge taken by the Company in 2000 were as follows (pretax):

(Millions)
-----------------------------------------------------------------------------
Severance                                                              $122.6
Facilities                                                               19.9
-----------------------------------------------------------------------------
Total                                                                  $142.5
=============================================================================

The activity during 2000 within the severance and facilities reserve and the related number of positions eliminated were as follows:

(Millions)                                            Reserve       Positions
-----------------------------------------------------------------------------
Balance at December 31, 1999                           $   --              --
Severance and facilities charge                         142.5           2,394
Severance actions taken                                  (2.5)            (75)
-----------------------------------------------------------------------------
Balance at December 31, 2000                           $140.0           2,319
=============================================================================

Severance actions and the vacating of leased facilities, as described above, are expected to be completed by December 31, 2001. The remaining lease payments (net of expected subrentals) on these vacated facilities are payable over approximately the next eight years.

10.   DISCONTINUED PRODUCTS

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs")) in 1993. Under the Company's accounting for these discontinued products, a reserve for anticipated future losses from these products was established and is reviewed by management quarterly. As long as the reserve continues to represent management's then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect the Company's results of operations. The Company's results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated. The current reserve reflects management's best estimate of anticipated future losses.

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss, realized capital gains or losses and mortality gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.

At the time of discontinuance, a receivable from Large Case Pensions' continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2000, the receivable from continuing products, net of related deferred taxes payable of $77 million on the accrued interest income, was $389 million. At December 31, 1999, the receivable from continuing products, net of the related deferred taxes payable of $67 million on the accrued interest income, was $464 million. These amounts were eliminated in consolidation.

Results of discontinued products were as follows (pretax):

                                                                                                Charged (Credited)
                                                                                                   to Reserve for
(Millions)                                                                     Results              Future Losses            Net (1)
-----------------------------------------------------------------------------------------------------------------------------------
2000
Net investment income                                                           $438.0                    $    --            $438.0
Net realized capital losses                                                      (31.1)                      31.1                --
Interest earned on receivable from continuing products                            30.2                         --              30.2
Other income                                                                      27.2                         --              27.2
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                  464.3                       31.1             495.4
-----------------------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                      453.7                       28.9             482.6
Operating expenses                                                                12.8                         --              12.8
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                    466.5                       28.9             495.4
-----------------------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                                $ (2.2)                   $   2.2            $   --
===================================================================================================================================

1999
Net investment income                                                           $471.5                    $    --            $471.5
Net realized capital losses                                                      (11.9)                      11.9                --
Interest earned on receivable from continuing products                            32.8                         --              32.8
Other income                                                                      32.9                         --              32.9
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                  525.3                       11.9             537.2
-----------------------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                      499.6                       22.6             522.2
Operating expenses                                                                15.0                         --              15.0
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                    514.6                       22.6             537.2
-----------------------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                                $ 10.7                    $ (10.7)           $   --
===================================================================================================================================

1998
Net investment income                                                           $530.9                    $    --            $530.9
Net realized capital gains                                                       116.6                     (116.6)               --
Interest earned on receivable from continuing products                            34.4                         --              34.4
Other income                                                                      28.5                         --              28.5
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                  710.4                     (116.6)            593.8
-----------------------------------------------------------------------------------------------------------------------------------
Current and future benefits                                                      565.8                       13.8             579.6
Operating expenses                                                                14.2                         --              14.2
-----------------------------------------------------------------------------------------------------------------------------------
  Total benefits and expenses                                                    580.0                       13.8             593.8
-----------------------------------------------------------------------------------------------------------------------------------
Results of discontinued products                                                $130.4                    $(130.4)           $   --
===================================================================================================================================

(1) Amounts are reflected in the 2000, 1999 and 1998 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $(90) million, $(33) million and $81 million (pretax) for 2000, 1999 and 1998, respectively.

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)                                                                                              2000                    1999
------------------------------------------------------------------------------------------------------------------------------------
Assets:
   Debt securities available for sale                                                               $3,898.0                $4,490.3
   Equity securities                                                                                   205.5                   239.7
   Mortgage loans                                                                                      784.1                   768.8
   Investment real estate                                                                              129.2                   112.7
   Loaned securities                                                                                   121.1                      --
   Other investments (2)                                                                               445.5                   256.9
------------------------------------------------------------------------------------------------------------------------------------
Total investments                                                                                    5,583.4                 5,868.4
   Collateral received under securities loan agreements                                                123.8                   243.8
   Current and deferred income taxes                                                                    84.8                   134.1
   Receivable from continuing products (3)                                                             465.9                   530.6
   Other                                                                                                  --                    82.6
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $6,257.9                $6,859.5
====================================================================================================================================
Liabilities:
   Future policy benefits                                                                           $4,462.5                $4,566.0
   Policyholders' funds                                                                                548.8                   902.1
   Reserve for anticipated future losses on discontinued products                                      999.4                 1,147.6
   Collateral payable under securities loan agreements                                                 123.8                   243.8
   Other                                                                                               123.4                      --
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   $6,257.9                $6,859.5
====================================================================================================================================

(1) Assets supporting the discontinued products are distinguished from continuing products assets.

(2) Includes debt securities on deposit as required by regulatory authorities, carried at $55.9 million and $42.7 million at December 31, 2000 and 1999, respectively.

(3)   The receivable from continuing products is eliminated in consolidation.

At December 31, 2000, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities. At December 31, 1999, net unrealized capital losses on available-for-sale debt securities are included above in other assets. These net unrealized capital gains and losses are not reflected in consolidated shareholders' equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates and the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management's best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

The previous years' actual participant withdrawal experience is used for the current year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the "Society"). In 1995, the Society published the 1994 Uninsured Pensioner's Mortality table which the Company has used since then.

The Company's assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liabilities have run off.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)
-------------------------------------------------------------------------------
Reserve at December 31, 1997                                           $1,151.7
Operating loss                                                             (6.6)
Net realized capital gains                                                116.6
Mortality and other                                                        20.4
Reserve reduction                                                         (68.0)
-------------------------------------------------------------------------------
Reserve at December 31, 1998                                            1,214.1
Operating income                                                           10.1
Net realized capital losses                                               (11.9)
Mortality and other                                                        12.5
Reserve reduction                                                         (77.2)
-------------------------------------------------------------------------------
Reserve at December 31, 1999                                            1,147.6
Operating income                                                           16.1
Net realized capital losses                                               (31.1)
Mortality and other                                                        12.8
Reserve reduction                                                        (146.0)
-------------------------------------------------------------------------------
Reserve at December 31, 2000                                           $  999.4
===============================================================================

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $146 million ($95 million after tax) of the reserve was released in 2000 primarily due to favorable performance related to certain equity investments, favorable mortality and retirement experience and the decrease in the size of the overall bond portfolio which decreased default risk. The reviews done in 1999 and 1998 resulted in the release of the discontinued products reserve of $77 million ($50 million after tax) and $68 million ($44 million after tax), respectively, primarily due to favorable investment performance. The current reserve reflects management's best estimate of anticipated future losses.

The anticipated run off of the December 31, 2000 reserve balance (assuming that assets are held until maturity and that the reserve run off is proportional to the liability run off) is as follows:

(Millions)
-------------------------------------------------------------------------------
2001                                                                     $ 28.1
2002                                                                       28.5
2003                                                                       29.1
2004                                                                       29.7
2005                                                                       30.3
2006 - 2010                                                               161.7
2011 - 2015                                                               167.0
2016 - 2020                                                               152.1
2021 - 2025                                                               124.8
Thereafter                                                                248.1
-------------------------------------------------------------------------------

The expected (as of December 31, 1993) and actual liability balances for the GIC and SPA liabilities at December 31 are as follows:

                                      Expected                     Actual
                                 -------------------        -------------------
(Millions)                          GIC         SPA            GIC        SPA
-------------------------------------------------------------------------------
1998                             $2,029.6   $4,581.3        $1,546.0   $4,653.5
1999                              1,214.5    4,472.1           902.1    4,566.0
2000                                690.7    4,357.9           548.8    4,462.5
-------------------------------------------------------------------------------

The GIC balances were lower than expected in each period as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

11.   INCOME TAXES

Income taxes (benefits) consist of the following:

(Millions)                                        2000        1999        1998
------------------------------------------------------------------------------
Current taxes:
  Federal                                      $ 194.9      $238.9      $340.6
  State                                           47.2        29.6        38.6
------------------------------------------------------------------------------
Total current taxes                              242.1       268.5       379.2
------------------------------------------------------------------------------
Deferred taxes (benefits):
  Federal                                       (152.8)       79.6        12.6
  State                                            (.9)       (2.7)        (.2)
------------------------------------------------------------------------------
Total deferred taxes (benefits)                 (153.7)       76.9        12.4
------------------------------------------------------------------------------
Total income taxes                             $  88.4      $345.4      $391.6
==============================================================================

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)                                                                              2000               1999              1998
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                          $(39.0)            $744.8            $842.0
Tax rate                                                                                  35%                35%               35%
---------------------------------------------------------------------------------------------------------------------------------
Application of the tax rate                                                            (13.7)             260.7             294.7
Tax effect of:
  Tax-exempt interest                                                                  (10.1)              (6.7)             (4.0)
  Goodwill amortization and write-off                                                  103.6               66.3              64.1
  State income taxes                                                                    30.1               17.4              25.0
  Sale of subsidiaries                                                                 (10.8)              19.5                --
  Tax credits                                                                          (14.4)              (8.2)             (4.2)
  Other, net                                                                             3.7               (3.6)             16.0
---------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                          $ 88.4             $345.4            $391.6
=================================================================================================================================

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are as follows:

(Millions)                                                                                                   2000            1999
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Reserve for anticipated future losses on discontinued products                                          $279.7          $404.4
   Employee and retirement benefits                                                                         142.1           142.6
   Severance and facilities reserve                                                                          59.9           102.2
   Deferred income                                                                                           27.1            21.4
   Expenses not currently deductible                                                                         41.9            50.4
   Allowance for doubtful accounts                                                                           36.3            72.9
   Deferred policy costs                                                                                     29.3            42.4
   Investments, net                                                                                          23.0             5.3
   Depreciation and amortization                                                                             20.3             5.1
   Net operating loss carryforwards                                                                          18.5            16.3
   Accumulated other comprehensive loss                                                                        --            21.3
   Other                                                                                                     21.6            24.1
---------------------------------------------------------------------------------------------------------------------------------
Total gross assets                                                                                          699.7           908.4
Less:  valuation allowance                                                                                   17.7            15.6
---------------------------------------------------------------------------------------------------------------------------------
Assets, net of valuation allowance                                                                          682.0           892.8
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Amortization of goodwill and other acquired intangible assets                                            173.5           318.6
   Insurance reserves                                                                                        41.6            11.2
   Accumulated other comprehensive income                                                                    18.0              --
   Other                                                                                                     41.6            51.8
---------------------------------------------------------------------------------------------------------------------------------
Total gross liabilities                                                                                     274.7           381.6
---------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                                     $407.3(1)       $511.2(2)
=================================================================================================================================

      (1) Includes $112.3 million classified as a current asset and $295.0 million classified as a noncurrent asset.

      (2) Includes $157.8 million classified as a current asset and $353.4 million classified as a noncurrent asset.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance relates to future tax benefits on certain purchased net operating losses.

Management believes that it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $407 million. The Company expects sufficient taxable income in the future to realize the net deferred tax asset.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $918 million at December 31, 2000, adjusted for Internal Revenue Service (the "Service") audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Service has completed its examination of the consolidated federal income tax returns of former Aetna and affiliated companies, as well as U.S. Healthcare Inc. (now Aetna Inc. and affiliated companies) through 1994. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service is continuing its examination for the years 1995 through 1997 for former Aetna.

The Company paid net income taxes of $196 million, $218 million and $482 million in 2000, 1999 and 1998, respectively.

12.   BENEFIT PLANS

The Company is responsible for pension and post-retirement benefits for actively employed individuals, as well as retired or inactive United States employees of the Company or former Aetna at the time of the sale and spin-off. (Refer to Note 19.) Accrued pension cost has been allocated to continuing and discontinued operations (for those businesses sold by former Aetna) under an allocation method based on eligible salaries. Data on a separate company basis regarding the proportionate share of the projected benefit obligation and plan assets for pension and post-retirement plans is not available.

The Company's noncontributory defined benefit pension plans cover substantially all of its employees. Effective January 1, 1999, the Company, in conjunction with former Aetna, changed the formula from the previous final average pay formula to a cash balance formula, which will credit employees annually with an amount equal to a percentage of eligible pay based on age and years of service, as well as an interest credit based on individual account balances. The formula also provides for a transition period until December 31, 2006, which allows certain employees to receive vested benefits at the higher of the previous final average pay or cash balance formula. The changing of this formula did not have a material effect on the Company's results of operations, liquidity or financial condition.

Components of the net periodic benefit income (cost) of the former Aetna noncontributory defined benefit pension plan were as follows:

(Millions)                                     2000          1999          1998
-------------------------------------------------------------------------------
Actual return on plan assets                $ 565.6       $ 582.4       $  70.2
Service cost                                  (93.1)        (83.2)        (76.0)
Interest cost                                (258.0)       (251.6)       (239.0)
Net amortization and deferral                (213.2)       (273.4)        255.6
-------------------------------------------------------------------------------
Net periodic benefit income (cost)          $   1.3       $ (25.8)      $  10.8
===============================================================================

Allocated pretax benefits (charges) to operations for the pension plan (based on the Company's total salary cost as a percentage of former Aetna's total salary cost) were approximately $6 million, $(14) million and $15 million for 2000, 1999 and 1998, respectively.

As of the measurement date (September 30), the status of the former Aetna defined benefit pension plans was as follows:

(Millions)                                                                                                 2000               1999
----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, beginning of year                                                        $3,506.4           $3,672.2
Service cost                                                                                               93.1               83.2
Interest cost                                                                                             258.0              251.6
Actuarial loss (gain)                                                                                     122.4             (249.5)
Sale and spin-off                                                                                        (238.1)             (40.7)
Benefits paid                                                                                            (222.4)            (210.4)
----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                                                              $3,519.4           $3,506.4
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, beginning of year                                                           $3,953.8           $3,566.3
Actual return on plan assets                                                                              565.6              582.4
Employer contribution                                                                                      69.3               62.2
Sale and spin-off                                                                                        (202.4)             (46.7)
Benefits paid                                                                                            (222.4)            (210.4)
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                                                 $4,163.9           $3,953.8
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets in excess of projected benefit obligation                                    $  644.5           $  447.4
Unrecognized net gain                                                                                    (541.7)            (470.9)
Unrecognized prior service cost/other                                                                      42.7               53.1
Unrecognized net asset at date of adoption of FAS No. 87                                                     .3                3.1
----------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                                                   $  145.8           $   32.7
==================================================================================================================================
Weighted average discount rate                                                                             7.75%              7.75%
Expected return on plan assets                                                                             9.25%              9.25%
Rate of compensation increase                                                                              4.75%              4.75%
----------------------------------------------------------------------------------------------------------------------------------

The defined benefit plans included above with benefit obligations in excess of assets (unfunded plans) had projected benefit obligations of approximately $183 million and $224 million for 2000 and 1999, respectively. The 2000 and 1999 accumulated benefit obligations for these plans were approximately $177 million and $203 million, respectively. As a result of the sale and spin-off (refer to Note 19), former Aetna retained approximately $238 million of accumulated benefit obligation for the qualified defined benefit plan, as well as certain obligations related to a nonqualified defined benefit plan. Plan assets transferred to former Aetna related to this accumulated benefit obligation were approximately $202 million. Also, accrued pension cost related to the nonqualified defined benefit plan was reduced by approximately $28 million.

The Company previously had a defined contribution pension plan which covered substantially all of its former U.S. Healthcare employees, subject to certain age and service requirements. Effective January 1, 1999, this plan was terminated, as former U.S. Healthcare employees were eligible to participate in former Aetna's plan. Pretax charges for this defined contribution pension plan were $16 million in 1998.

In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for retired employees, including those of former Aetna. A comprehensive medical and dental plan is offered to all full-time employees retiring at age 45 with 10 years of service. The Company provides subsidized benefits to employees whose sum of age and service is at least equal to 65. There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and administered by Aetna Life Insurance Company.

Components of the net periodic benefit cost of the former Aetna postretirement plans were as follows:

(Millions)                                        2000        1999        1998
------------------------------------------------------------------------------
Actual return on plan assets                    $  6.2      $  3.8      $  2.6
Service cost                                      (7.4)       (7.1)       (5.7)
Interest cost                                    (32.0)      (30.9)      (30.7)
Net amortization                                  22.0        22.9        24.1
------------------------------------------------------------------------------
Net periodic benefit cost                       $(11.2)     $(11.3)     $ (9.7)
==============================================================================

Allocated pre-tax charges to the Company associated with the postretirement plans of former Aetna were $(10) million, $(8) million and $(7) million in 2000, 1999 and 1998, respectively.

As of the measurement date (September 30), the status of the former Aetna postretirement benefit plans (other than pensions) was as follows:

(Millions)                                                                                              2000                  1999
----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation, beginning of year                                                     $446.7                $464.1
Service cost                                                                                             7.4                   7.1
Interest cost                                                                                           32.0                  30.9
Actuarial gain                                                                                          (4.8)                (15.1)
Sale and spin-off                                                                                      (16.0)                 (5.7)
Benefits paid                                                                                          (39.4)                (34.6)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation, end of year                                                           $425.9                $446.7
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, beginning of year                                                          $ 72.7                $ 57.0
Actual return on plan assets                                                                             6.2                   3.8
Employer contribution                                                                                   38.9                  46.5
Benefits paid                                                                                          (39.4)                (34.6)
----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                                                                $ 78.4                $ 72.7
----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation in excess of fair value of plan assets                                 $347.5                $374.0
Unrecognized net gain                                                                                   52.1                  59.9
Prior service cost                                                                                      34.8                  42.9
----------------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit costs                                                                  $434.4                $476.8
----------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                                                          7.75%                 7.75%
Expected return on plan assets                                                                          7.00%                 7.00%
----------------------------------------------------------------------------------------------------------------------------------

The health care cost trend rate for the 2000 valuation decreased gradually from 7.5% for 2001 to 5.5% by the year 2006. For the 1999 valuation, the rates decreased gradually from 8.0% for 2000 to 5.5% by the year 2006. As a result of the sale and spin-off (refer to Note 19), the Company retained the postretirement benefit obligation for all Company employees and existing retirees of former Aetna, except for a specific plan that was retained by former Aetna.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)                                                 Increase    Decrease
-------------------------------------------------------------------------------
Effect on total of service and interest cost components       $ 1.4      $ (1.3)
Effect on postretirement benefit obligation                    16.5       (14.9)
-------------------------------------------------------------------------------

Former Aetna's practice was to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7% for each of 2000, 1999 and 1998.

Incentive Savings Plans - Substantially all of the Company's employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of the Company (former Aetna prior to December 13, 2000) or certain other investments, are matched, up to 5% of compensation, by the Company. The U.S. Healthcare savings plan provided for a match of up to 2% of compensation in common stock of Aetna Inc. Effective January 1, 1999, contributions to the U.S. Healthcare plan ceased and former U.S. Healthcare employees became eligible to participate in former Aetna's Incentive Savings Plan, and during 2000, the U.S. Healthcare plan was merged into former Aetna's Incentive Savings Plan. The allocated costs to the Company associated with these plans were $67 million, $53 million and $34 million for 2000, 1999 and 1998, respectively. Plan trustees held 4,889,945 shares of the Company's common stock for plan participants at the end of 2000. Plan trustees held 5,050,933 and 3,795,808 shares of former Aetna's common stock for plan participants at the end of 1999 and 1998, respectively.

Stock Incentive Plans - The Company's Stock Incentive Plans (the "Plans") provide for stock option awards (see "Stock Options" below), deferred contingent common stock or equivalent cash awards (see "Incentive Units" below) or restricted stock awards to employees. At December 31, 2000, 6,821,074 shares were available for grant under the Plans.

The Company (or former Aetna, prior to December 13, 2000) does not recognize compensation expense for stock options granted at or above the market price on the date of grant under the Plans. FAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of pro forma net income as if the fair value method of valuing stock option grants were applied to such grants (disclosure alternative). The Company's net income and earnings per common share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:

(Millions, except per common share data)         2000          1999         1998
--------------------------------------------------------------------------------
Net income:
   As reported                                 $127.1        $716.5       $846.8
   Pro forma (1)                                  4.6         678.7        821.9
Basic earnings per common share:
   As reported                                    .90          4.76         5.49
   Pro forma                                      .03          4.50         5.32
Diluted earnings per common share:
   As reported                                     -- (2)      4.72         5.40
   Pro forma                                       -- (2)      4.46         5.24
--------------------------------------------------------------------------------

(1) As a result of the change in control of former Aetna (refer to Note 19), substantially all prior stock option grants, valued for this pro forma disclosure, became fully vested during 2000.

(2)   Refer to Note 3.

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                              2000          1999           1998
-------------------------------------------------------------------------------
Dividend yield                                   1%            1%             1%
Expected volatility                             39%           34%            30%
Risk-free interest rate                          7%            6%             6%
Expected life                              4 years       4 years        3 years
-------------------------------------------------------------------------------

The weighted-average grant date fair values for former Aetna options granted in 2000, 1999 and 1998 were $16.43, $21.51 and $22.17, respectively.

Stock Options - Executive, middle management and nonmanagement employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.   BENEFIT PLANS (CONTINUED)

Prior to December 13, 2000, the Company's employees participated in former Aetna's stock option plan. Since the Company is the successor of former Aetna for accounting purposes, the following table reflects stock option transactions of former Aetna for periods prior to December 13, 2000 and for the Company subsequent to that date.

                                                             2000                        1999                         1998
                                                  -----------------------     ------------------------      -----------------------
                                                    Weighted      Average       Weighted       Average       Weighted       Average
                                                      Number     Exercise         Number      Exercise         Number      Exercise
                                                   of Shares        Price      of Shares         Price      of Shares         Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                    15,581,995       $68.30      7,910,768        $73.20      5,267,294        $63.12
Granted                                            5,425,592       $44.32      8,528,602        $63.68      3,684,854        $86.18
Exercised                                           (619,027)      $44.04       (524,654)       $59.61       (572,715)       $58.07
Expired or forfeited                              (1,526,884)      $59.48       (332,721)       $80.23       (468,665)       $80.50
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 13, 2000                  18,861,676       $63.20
Settlement of stock options held by
  employees of sold businesses                    (3,207,604)          --
Conversion to Company stock options               16,824,872           --
Granted                                              207,744       $35.01
Exercised                                           (948,000)      $23.15
Expired or forfeited                                 (28,818)      $24.32
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                          31,709,870       $30.42     15,581,995        $68.30      7,910,768        $73.20
===================================================================================================================================
Options exercisable at year end                   30,352,471       $30.42      5,880,600        $71.08      4,020,928        $63.53
===================================================================================================================================

On December 13, 2000, former Aetna sold its financial services and international businesses to ING and spun off to its shareholders the shares of the Company. (Refer to Note 19.) The former Aetna stock options held by employees of the Company and existing retirees of former Aetna were converted into options to purchase shares of the Company with adjustments made to both the number of options and the exercise prices to maintain the intrinsic in- or out-of-the-money value immediately before the spin-off. As a result of the change in control of former Aetna, substantially all prior stock option grants became fully vested during 2000. The in-the-money former Aetna stock options held by employees of the sold businesses were settled for cash while the out-of-the-money former Aetna stock options for such employees were cancelled.

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2000:

                                                       Options Outstanding                                 Options Exercisable
                                      ------------------------------------------------------          ----------------------------
                                                              Weighted
                                                               Average              Weighted                              Weighted
                                                             Remaining               Average                               Average
                                           Number          Contractual              Exercise               Number         Exercise
Range of Exercise Prices              Outstanding          Life (Years)                Price          Exercisable            Price
----------------------------------------------------------------------------------------------------------------------------------
$ 5.42     -    $10.84                      6,961                   .5                $ 7.35                6,961           $ 7.35
$10.84     -    $16.26                     80,800                  2.5                $15.17               80,800           $15.17
$16.26     -    $21.69                  5,553,957                  8.6                $19.70            5,553,957           $19.70
$21.69     -    $27.11                 11,474,810                  6.7                $24.33           10,747,706           $24.09
$27.11     -    $32.53                    927,443                  6.0                $29.55              920,380           $29.56
$32.53     -    $37.95                  4,163,178                  6.0                $34.41            3,539,946           $34.30
$37.95     -    $43.37                  6,344,512                  5.2                $41.61            6,344,512           $41.61
$43.37     -    $48.79                  2,868,618                  7.5                $43.43            2,868,618           $43.43
$48.79     -    $54.21                    289,591                  5.3                $53.13              289,591           $53.13
----------------------------------------------------------------------------------------------------------------------------------
                                       31,709,870                                                      30,352,471
==================================================================================================================================

Incentive Units - Prior to December 13, 2000, the Company's executives participated in former Aetna's incentive unit plan. Incentive units are rights to receive common stock or an equivalent value in cash. Of the two cycles of former Aetna incentive unit grants outstanding during 2000, each cycle was due to vest at the end of a four-year vesting period (2000 and 2002), conditioned upon the employee's continued employment during that period and achievement of specified performance goals related to the total return to shareholders over the four-year measurement period. Incentive units may vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. Interim measurements of compensation expense are made at each reporting period based on the estimated periodic stock price and estimated forfeitures, over the four-year vesting period. Compensation expense is recognized over the four-year vesting period; no compensation expense is recognized at the date of grant. The incentive unit holders are not entitled to dividends during the vesting period.

The costs to the Company associated with the former Aetna incentive unit plan for 2000, 1999 and 1998 were $9 million, $5 million and $13 million, respectively. On December 13, 2000, as a result of the change in control of former Aetna (refer to Note 19), the cycle which ended on December 31, 2000 became fully vested while the cycle which would have ended on December 31, 2002 became vested on a pro-rated basis. These awards were paid in cash. As a result, there were no incentive units outstanding as of December 31, 2000.

Former Aetna incentive unit transactions under which holders may be entitled to receive common stock, are as follows:

                                                Number of Incentive Units
                                         -------------------------------------
                                             2000          1999           1998
------------------------------------------------------------------------------
Outstanding, beginning of year            708,275       591,820        575,145
Granted                                    16,800       324,600         28,625
Vested                                   (382,834)     (183,367)            --
Expired or forfeited                     (342,241)      (24,778)       (11,950)
------------------------------------------------------------------------------
Outstanding, end of year                       --       708,275        591,820
==============================================================================

The weighted-average grant date fair values for incentive units granted in 2000, 1999 and 1998 were $56.01, $89.68 and $80.64, respectively.

13.   DEBT

                                                                   1999
                                                           --------------------
                                                           Carrying        Fair
(Millions)                                                    Value       Value
-------------------------------------------------------------------------------
Long-term debt:
   Notes, 6.75% due 2001                                   $  299.8    $  297.5
   Note, 7.0% due 2002                                        500.0       493.4
   Notes, 6.375% due 2003                                     199.5       191.1
   Notes, 7.125% due 2006                                     348.3       335.8
   Debentures, 7.625% due 2026                                446.3       402.6
   Debentures, 6.97% due 2036 (puttable at par in 2004)       300.0       292.3
-------------------------------------------------------------------------------
Total                                                      $2,093.9    $2,012.7
===============================================================================

When ING acquired former Aetna (refer to Note 19), that entity had approximately $2.7 billion in long-term debt (approximately $2.1 billion reported in continuing operations and $.6 billion reported in discontinued operations), which was the entire amount outstanding at that time. The Company had no long-term debt outstanding at the time ING acquired former Aetna or at December 31, 2000.

At December 31, 2000, the Company had approximately $1.6 billion of short-term borrowings outstanding. The weighted average interest rate on short-term borrowings was 7.38% and 6.13% at December 31, 2000 and 1999, respectively. In addition, the Company has a revolving credit facility in an aggregate amount of $1.5 billion with a worldwide group of banks. This credit facility terminates in December 2001. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. The Company pays facility fees ranging from .08% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2000 is at an annual rate of .09%. The Company will be required to pay an additional fee of .1% of any commitments under this facility that remain outstanding on June 13, 2001. There are no borrowings under this facility as of December 31, 2000. This facility supports the Company's commercial paper borrowing program.

The Company also has a revolving credit facility in an aggregate amount of $500 million with a worldwide group of banks. This credit facility terminates in December 2003. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. The Company pays facility fees ranging from .1% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2000 is at an annual rate of .11%. There are no borrowings under this facility as of December 31, 2000. This facility supports the Company's commercial paper borrowing program.

The Company has an additional revolving credit facility in an aggregate amount of $500 million with a worldwide group of banks. This credit facility terminates in December 2001. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. The Company pays facility fees ranging from .08% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2000 is at an annual rate of .09%. There are no borrowings under this facility as of December 31, 2000. This facility supports the Company's commercial paper borrowing program.

Under the terms of its credit facilities, the Company is required to maintain a minimum level of shareholders' equity, excluding net unrealized capital gains and losses (accumulated other comprehensive income (loss)), as of each fiscal quarter end. At December 31, 2000, the minimum level was $7.5 billion. The Company met this requirement at December 31, 2000. For fiscal quarters ending on or after March 31, 2001, the minimum level will be $7.5 billion increased by 50% of the Company's consolidated net income for fiscal quarters ending on or after March 31, 2001, and decreased by up to $200 million of certain non-recurring after-tax charges the Company takes between December 13, 2000 and December 31, 2001.

For fiscal quarters ending on or after March 31, 2001, the Company is also required to maintain its ratio of total debt to consolidated annualized earnings excluding interest expense, income tax expense, depreciation expense, amortization expense, and extraordinary gains or losses at or below 3.0.

On February 14, 2001, the Company filed a shelf registration statement to sell debt securities, from time to time, up to a total of $2.0 billion, with the amount, price and terms to be determined at the time of sale.

Total interest paid by the Company was $333 million, $178 million and $167 million in 2000, 1999 and 1998, respectively.

14.   CAPITAL STOCK

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna Inc. has authorized 7,625,000 shares of Class A voting preferred stock, $.01 par value per share. There are also 55,000,000 undesignated shares that the Company's board of directors has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the board determines. At December 31, 2000, 38,625,542 common shares of the Company were reserved for issuance under its stock option plans.

The Board of Directors has authorized the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $200 million), subject to periodic reauthorization. The Company did not repurchase any common shares between December 13, 2000 and December 31, 2000, pursuant to this authorization.

On December 12, 2000, the Board of Directors approved a shareholder rights plan and related rights agreement (collectively, the "2000 Plan"). Under the 2000 Plan, a dividend of one right ("Right") was paid on each outstanding Aetna Inc. common share to shareholders of record immediately after the Company was spun off from former Aetna, and one Right will be issued with each Aetna Inc.
common share issued beginning December 14, 2000.

Since December 14, 2000, the Rights have traded with the Aetna Inc. common shares and will continue to do so until the Rights become exercisable. The Rights generally will become exercisable (1) 10 days after a public announcement that a person or group of affiliated or associated persons
(an "Acquiring Person") has acquired beneficial ownership of 15% or more of the then outstanding Aetna Inc. common shares (a "Triggering Acquisition");
(2) 10 business days after the commencement of, or an announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in an Acquiring Person owning 15% or more of the then outstanding Aetna Inc. common shares; or (3) under certain circumstances, such later date as the Board of Directors may determine.

Upon becoming exercisable, each Right will entitle the holder thereof
(the "Holder") to purchase one one-hundredth of a share of Aetna Inc.'s
Class A Voting Preferred Stock (a "Fractional Preferred Share") at a price of $139, subject to adjustment (the "Exercise Price"). Each Fractional Preferred Share has dividend, liquidation and voting rights designed to make it approximately equal in value to one Aetna Inc. common share. Under certain circumstances, including a Triggering Acquisition, each Right (other than Rights that were or are owned by the Acquiring Person, which become void) thereafter will entitle the Holder to purchase Aetna Inc. common shares
(or economically equivalent securities, under certain circumstances) with a market value of two times the Exercise Price. Under certain circumstances, including certain acquisitions of Aetna Inc. in a merger or other business combination transaction or sale of 50% or more of its consolidated assets or earning power, each Right thereafter will entitle the Holder to purchase equity securities of the acquirer with a market value of two times the Exercise Price.

Under certain circumstances, Aetna Inc. may redeem all of the Rights at a price of $.01 per Right. The Rights will expire at the close of business on December 13, 2010, unless the expiration date is extended or the Rights are redeemed or exchanged earlier by the Company. However, the 2000 Plan provides that at least once every three years, a committee of the Board of Directors composed of non-management Directors will consider whether a continuation of the Rights remains in the best interests of Aetna Inc., its shareholders and other relevant constituencies and, thereafter, report its conclusions to the full Board of Directors of the Company. The Rights have no dilutive effect on earnings per share until exercised.


                                    age 69

15.   DIVIDEND RESTRICTIONS AND SHAREHOLDERS' EQUITY

The Company's business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.'s HMO and insurance company subsidiaries are not expected to affect Aetna Inc.'s ability to service its debt or to pay dividends or the ability of any of Aetna Inc.'s subsidiaries to service its debt, if any, or to pay dividends to Aetna Inc. (Refer to Note 13.)

The amount of dividends that may be paid to Aetna Inc. by its domestic insurance and HMO subsidiaries at December 31, 2000 without prior approval by state regulatory authorities is limited to approximately $651 million in the aggregate. There are no such restrictions on distributions from Aetna Inc. to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)                                           2000                  1999
-------------------------------------------------------------------------------
Statutory net income                             $  519.6              $  492.4
Statutory surplus                                 2,878.8               2,658.6
-------------------------------------------------------------------------------

As of December 31, 2000, the Company does not utilize any statutory accounting practices that are not prescribed or permitted by state regulatory authorities which, individually or in the aggregate, materially affect statutory surplus.

Effective January 1, 2001, the Company's insurance and HMO subsidiaries will be required to prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners' ("NAIC") Statements of Statutory Accounting Principles ("Codification"), subject to the adoption of Codification by their respective domicilary states. The NAIC is currently in the process of finalizing formal guidance related to, among other things, certain types of premiums and healthcare receivables, which is expected to be issued during 2001. The Company cannot currently predict what form the final Codification requirements may take. Given the significance of these items to the statutory surplus of the Company's insurance and HMO subsidiaries, the Company is unable to determine the impact that Codification will have on the statutory surplus or related capital requirements of those subsidiaries at this time.

16.   REINSURANCE

The Company utilizes reinsurance agreements primarily to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company's primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company's results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2000, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies who are considered to have a strong ability to meet their obligations.

Earned premiums for the years ended December 31 were as follows:

                                                                                                                    Percentage
                                                                         Ceded to         Assumed                    of Amount
                                                           Direct           Other      from Other             Net      Assumed
(Millions)                                                 Amount       Companies       Companies          Amount       to Net
------------------------------------------------------------------------------------------------------------------------------
2000(1)
Life insurance                                          $ 1,195.5          $ 61.4        $   52.9       $ 1,187.0          4.5%
Accident and health insurance                            20,224.9            38.7         1,841.7        22,027.9          8.4%
------------------------------------------------------------------------------------------------------------------------------
           Total premiums                               $21,420.4          $100.1        $1,894.6       $23,214.9          8.2%
==============================================================================================================================
1999(1)
Life insurance                                          $ 1,128.6          $  8.5        $   74.4       $ 1,194.5          6.2%
Accident and health insurance                            16,260.7            39.1         1,225.4        17,447.0          7.0%
------------------------------------------------------------------------------------------------------------------------------
           Total premiums                               $17,389.3          $ 47.6        $1,299.8       $18,641.5          7.0%
==============================================================================================================================
1998(1)
Life insurance                                          $ 1,082.6          $ 13.5        $   64.1       $ 1,133.2          5.7%
Accident and health insurance                            11,746.1            25.2           274.8        11,995.7          2.3%
------------------------------------------------------------------------------------------------------------------------------
           Total premiums                               $12,828.7          $ 38.7        $  338.9       $13,128.9          2.6%
==============================================================================================================================

(1)   Excludes intercompany transactions.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $68 million, $52 million and $48 million in 2000, 1999 and 1998, respectively, excluding recoveries related to the reinsurance agreement with Prudential (refer to Note 4).

Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with former Aetna's sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. Assets related to and supporting these policies were transferred to the assuming companies and the Company recorded a reinsurance recoverable.

17.   SEGMENT INFORMATION

Summarized financial information for the Company's principal operations was as follows:

                                                                           Large Case    Corporate       Discontinued       Total
2000 (Millions)                                              Health Care     Pensions    and Other (1)     Operations     Company
---------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (2)                           $25,061.9    $   165.5      $    --            $    --   $25,227.4
Net investment income                                              712.2        902.2         17.2                 --     1,631.6
---------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized capital gains (losses)        $25,774.1    $ 1,067.7      $  17.2            $    --   $26,859.0
=================================================================================================================================
Interest expense                                               $      --    $      --      $ 248.2            $    --   $   248.2
---------------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill and other intangible assets           $   435.6    $      --      $    --            $    --   $   435.6
---------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                                        $   126.7    $    92.3      $(130.6)           $    --   $    88.4
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings (losses) from continuing operations (3)     $   349.0    $    66.0      $(221.4)           $    --   $   193.6
Other items (4)                                                   (376.0)        94.9        (25.7)                --      (306.8)
Realized capital gains (losses), net of tax                        (15.6)         4.5         (3.1)                --       (14.2)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                           (42.6)       165.4       (250.2)                --      (127.4)
Discontinued operations, net of tax:
   Income from operations                                             --           --           --              428.5       428.5
   Sale and spin-off related costs                                    --           --           --             (174.0)     (174.0)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $   (42.6)   $   165.4      $(250.2)           $ 254.5   $   127.1
=================================================================================================================================
Segment assets (5)                                             $21,068.2    $25,740.4      $ 637.1            $    --   $47,445.7
---------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets                             $    14.2    $      --      $    --            $    --   $    14.2
---------------------------------------------------------------------------------------------------------------------------------

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments.

(2) Revenues from external customers include revenues earned from one major customer (the federal government, primarily HCFA) amounting to 20.3% of total revenue from external customers.

(3) Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(4) The following other items were excluded from operating earnings (losses) from continuing operations: an after-tax charge of $238.3 million from the write-off of goodwill, an $82.7 million after-tax severance and facilities charge, a $14.6 million after-tax charge related to the New Jersey insolvency assessment and an after-tax charge of $40.4 million, primarily change-in-control related costs, in the Health Care segment; a $94.9 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment; and a $9.9 million after-tax severance and facilities charge, a $5.2 million after-tax charge related to a shareholder litigation settlement agreement and change-in-control related costs of $10.6 million after-tax in Corporate.

(5) Large Case Pensions assets include $5.8 billion attributable to discontinued products.

                                                                             Large Case    Corporate     Discontinued         Total
1999 (Millions)                                             Health Care        Pensions    and Other(1)    Operations       Company
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers (2)                          $20,279.9       $   165.1      $    .4         $     --     $20,445.4
Net investment income                                             612.8           982.5          6.5               --       1,601.8
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized capital gains (losses)       $20,892.7       $ 1,147.6      $   6.9         $     --     $22,047.2
===================================================================================================================================
Interest expense                                              $      --       $      --      $ 232.7         $     --     $   232.7
-----------------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill and other intangible assets          $   420.4       $      --      $    --         $     --     $   420.4
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                                       $   365.1       $    85.4      $(105.1)        $     --     $   345.4
-----------------------------------------------------------------------------------------------------------------------------------
Operating earnings (losses) from continuing operations (3)    $   459.7       $    85.0      $(216.9)        $     --     $   327.8
Other item (4)                                                       --            50.2           --               --          50.2
Realized capital gains (losses), net of tax                       (22.4)           15.8         28.0               --          21.4
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                          437.3           151.0       (188.9)              --         399.4
Income from discontinued operations, net of tax                      --              --           --            317.1         317.1
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $   437.3       $   151.0      $(188.9)        $  317.1     $   716.5
===================================================================================================================================
Segment assets (5)                                            $21,798.6       $27,374.2      $ 705.3         $2,789.5     $52,667.6
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures for long-lived assets                            $    16.0       $      --      $    --         $     --     $    16.0
-----------------------------------------------------------------------------------------------------------------------------------

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments. Realized capital gains (losses) reflect $13.7 million of previously deferred hedge gains related to an anticipated debt issuance.

(2) Revenues from external customers include revenues earned from one major customer (the federal government, primarily HCFA) amounting to 21.8% of total revenue from external customers.

(3) Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(4) The other item excluded from operating earnings (losses) from continuing operations is a $50.2 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(5) Large Case Pensions assets include $6.3 billion attributable to discontinued products.

                                                                             Large Case      Corporate     Discontinued        Total
1998 (Millions)                                             Health Care        Pensions      and Other (1)   Operations      Company
------------------------------------------------------------------------------------------------------------------------------------

Revenues from external customers (2)                          $14,447.3        $  153.9        $   1.3           $   --    $14,602.5
Net investment income                                             537.2         1,152.5            6.9               --      1,696.6
------------------------------------------------------------------------------------------------------------------------------------
Total revenue excluding realized capital gains (losses)       $14,984.5        $1,306.4        $   8.2           $   --    $16,299.1
====================================================================================================================================
Interest expense                                              $      --        $     --        $ 206.2           $   --    $   206.2
------------------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill and other intangible assets          $   381.3        $     --        $    --           $   --    $   381.3
------------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                                       $   368.0        $  102.5        $ (78.9)          $   --    $   391.6
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings (losses) from continuing operations (3)    $   342.8        $   88.3        $(213.9)          $   --    $   217.2
Other item (4)                                                       --            44.2             --               --         44.2
Realized capital gains (losses), net of tax                        88.2            37.4           63.4               --        189.0
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                          431.0           169.9         (150.5)              --        450.4
Income from discontinued operations, net of tax                      --              --             --            396.4        396.4
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $   431.0        $  169.9        $(150.5)          $396.4    $   846.8
====================================================================================================================================

(1) Corporate and Other includes interest, staff area expenses, advertising, contributions, net investment income and other general expenses, as well as consolidating adjustments.

(2) Revenues from external customers include revenues earned from one major customer (the federal government, primarily HCFA) amounting to 21.3% of total revenue from external customers.

(3) Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company's management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(4) The other item excluded from operating earnings (losses) from continuing operations is a $44.2 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

Revenues from external customers (all within the United States) by product were as follows:

(Millions)                                                                  2000            1999            1998
----------------------------------------------------------------------------------------------------------------
Health risk                                                            $22,146.3       $17,467.2       $11,780.8
Group insurance and other health                                         2,915.6         2,812.7         2,666.5
Large case pensions                                                        165.5           165.1           153.9
Other                                                                         --              .4             1.3
----------------------------------------------------------------------------------------------------------------
Total revenue from external customers                                  $25,227.4       $20,445.4       $14,602.5
================================================================================================================

Long-lived assets, all within the United States, were $390 million and $473 million at December 31, 2000 and 1999, respectively.

As a result of the strategic initiatives and actions being implemented by the Company (refer to Note 9), the Company is reorganizing its internal organization for making operating decisions and assessing performance. Accordingly, Group Insurance, which currently is included in the Health Care segment, will be reported as a separate segment beginning the first quarter of 2001. At that time, the Company will be reporting results in three business segments: Health Care, Group Insurance and Large Case Pensions, consistent with the Company's internal organization.

18. COMMITMENTS AND CONTINGENT LIABILITIES

LEASES

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $273 million, $203 million and $191 million for 2000, 1999 and 1998, respectively. The future net minimum payments under noncancelable leases for 2001 through 2005 are estimated to be $202 million, $162 million, $123 million, $107 million and $88 million, respectively, and $250 million, thereafter. When ING acquired former Aetna (refer to Note 19), that entity had approximately $250 million of previously established reserves related to the CityPlace facility in Hartford, Connecticut.

LITIGATION

Shareholder Litigation

Class Action Complaints were filed in the United States District Court for the Eastern District of Pennsylvania on November 5, 1997 by Eileen Herskowitz and Michael Wolin, and on December 4, 1997 by Pamela Goodman and Michael J. Oring. Other Class Action Complaints were filed in the United States District Court for the District of Connecticut on November 25, 1997 by Evelyn Silvert; on November 26, 1997 by the Rainbow Fund, Inc.; and on December 24, 1997 by Terry B. Cohen. The Connecticut actions were transferred to the United States District Court for the Eastern District of Pennsylvania (the "Court") for consolidated pretrial proceedings with the cases pending there. The plaintiffs filed a Consolidated and Amended Complaint (the "Complaint") seeking, among other remedies, unspecified damages resulting from defendants' alleged violations of federal securities laws. The Complaint alleged that former Aetna and three of its former officers or directors, Ronald E. Compton, Richard L. Huber and Leonard Abramson, were liable for certain misrepresentations and omissions regarding, among other matters, the integration of the merger with U.S. Healthcare and former Aetna's medical claim reserves. On January 4, 2001, the Court entered an order granting final approval to a settlement of the action. Under the terms of the settlement, which does not involve any admission of wrongdoing, former Aetna and its insurance carriers paid a total of approximately $83 million into a settlement fund, which will be used to pay claims submitted by members of the class certified by the Court and to pay fees of the plaintiffs' attorneys. A substantial portion of the settlement was covered by insurance, but former Aetna's and the Company's earnings for the year ended December 31, 2000, reflected an after-tax charge of approximately $5 million to cover its share of the settlement.

LITIGATION (CONTINUED)

Shareholder Litigation (Continued)

Four purported shareholder class action complaints were filed in the Superior Court of Connecticut, Hartford County, alleging in substance that former Aetna and its directors breached fiduciary duties to shareholders in responding to a February 24, 2000 letter from Wellpoint Health Networks, Inc. and ING America Insurance Holdings, Inc. which had invited discussions concerning a possible transaction. These actions were filed on behalf of George Schore, Michael Demetrio and Gersh Korsinsky on March 3, 2000, The Rainbow Fund on March 7, 2000, Eleanor Werbowsky on March 7, 2000, and Catherine M. Friend on March 23, 2000. On July 26, 2000, the Connecticut court ordered consolidation of the four Connecticut actions. On October 12, 2000, the plaintiffs in the four Connecticut actions withdrew their complaints. A fifth, substantially similar complaint was filed by Barnett Stepak on behalf of a purported class of former Aetna shareholders on March 28, 2000 in the Supreme Court of New York, New York County. The complaint in the New York action seeks various forms of relief, including unspecified damages and equitable remedies. On February 9, 2001, defendants moved to dismiss that complaint. The New York litigation is in the preliminary stages. Defendants intend to defend the action vigorously.

Managed Care Class Action Litigation

The Company is involved in several purported class action lawsuits that are part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies.

On October 23, 2000, the Judicial Panel on Multidistrict Litigation transferred a number of these actions to the United States District Court for the Southern District of Florida (the "Florida Federal Court") for consolidated pretrial proceedings. The actions so consolidated by this and subsequent orders, including actions originally filed in the Florida District Court, include the following actions brought by the named individuals on the indicated dates:

      -     Anthony Conte (October 4, 1999)

      - Jo Ann O'Neill (October 7, 1999; by amendment dated November 9, 1999, Lydia K. Rouse and Danny E. Waldrop joined as additional plaintiffs)

      -     Jeanne E. Curtright (October 28, 1999)

      - Raymond D. Williamson, III (November 22, 1999, and a second case was filed in the Florida Federal Court on June 23, 2000)

      -     Michael V. Amorosi (December 3, 1999)

      -     Eugene Mangieri, M.D. (January 19, 2000)

      - H. Robert Harrison, M.D., Martin Moran, M.D., Lance R. Goodman, M.D., Sandy Springs Pediatrics & Adolescent Medicine, P.C., Pediatric Infectious Disease Associates, LLC, American Medical Association, and Medical Association of Georgia (February 16, 2000 naming Company defendants, and April 18, 2000 naming Prudential defendants)

      -     Jennifer McCarron and Ira S. Schwartz (April 11, 2000)

      -     John Romero and Catherine Romero (May 22, 2000)

      -     Jo Ann O'Neill, Lydia K. Rouse and Danny E. Waldrop (June 23, 2000)

      -     Glenn O'Brien and Christopher Gallagher (August 7, 2000)

      - Charles B. Shane, M.D., Edward L. Davis, D.O., Jeffrey Book, D.O., Manual Porth, M.D., Dennis Breen, M.D., Glenn L. Kelly, M.D. and Michael Burgess, M.D. (August 11, 2000)

LITIGATION (CONTINUED)

Managed Care Class Action Litigation (Continued)

The plaintiffs in the Conte, O'Neill, Williamson, Amorosi, McCarron, Romero and O'Brien cases (together with Curtright, the "Subscriber Cases") seek to represent purported nationwide classes of current and former members of the Company's health plans. The Subscriber Cases collectively seek various forms of relief, including unspecified damages, treble damages, injunctive relief and restitutionary relief for unjust enrichment, for alleged violations of the Racketeering Influenced and Corrupt Organizations Act ("RICO") and the Employee Retirement Income Security Act of 1974 ("ERISA"), and seek similar relief under common law theories. In addition, the action by Jeanne E. Curtright seeks similar relief on behalf of a class of California health plan members and members of the California public for alleged violations of California Business and Professions Code Sections 17200 and 17500 and under common law theories. Each of former Aetna, Aetna Inc., Richard L. Huber and certain health maintenance organizations that Aetna Inc. acquired from The Prudential Insurance Company of America are named as defendants in one or more of these actions. The complaints allege generally that defendants failed to adequately inform members about defendants' managed care practices, including capitated payments to providers and utilization management practices.

The plaintiffs in the Mangieri and Shane cases (together with Harrison, the "Provider Cases") seek to represent purported nationwide classes of physicians and other providers who currently or formerly provided services to members of the Company and/or Prudential. The Harrison actions seek to represent a purported class of Georgia physicians. The Mangieri action is brought against Aetna Inc. The Shane action is brought against Aetna Inc. and a number of other managed care companies. The Harrison actions are brought against Aetna Inc. and Prudential. The Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief, for alleged violations of RICO, ERISA and laws and regulations regarding the timely payment of claims, and seek similar relief under common law theories. The Provider Cases collectively allege that each managed care organization did not adequately disclose utilization management and other reimbursement practices, did not timely pay claims, and employed coercive economic power to force physicians to enter into economically unfavorable contracts. Shane further charges that Aetna Inc. and the other defendant managed care organizations conspired and aided and abetted one another in the alleged wrongdoing.

On August 11, 2000, Aetna Inc. and former Aetna moved to dismiss the June 22, 2000 O'Neill Complaint. The motion to dismiss has been fully briefed, and the Florida Federal Court heard oral argument on October 26, 2000. On September 29, 2000, plaintiffs moved for class certification. The motion has been fully briefed, and the Florida Federal Court has scheduled oral argument for March 14, 2001.

The Curtright Subscriber Case was originally filed in the Superior Court of California, County of Contra Costa. Defendants removed the action to the United States District Court for the Northern District of California. Plaintiff moved to remand the action to state court. Aetna Inc. moved to dismiss the action for failure to state a claim upon which relief can be granted. The motions to remand and dismiss were pending when the Curtright Subscriber Case was transferred to the Florida Federal Court, which has not ruled on these motions.

On September 22, 2000, Aetna Inc. and the other defendants separately moved to dismiss the Shane Provider Case. The motion to dismiss has been fully briefed, and the Florida Federal Court heard oral argument on October 26, 2000. On October 20, 2000, plaintiffs moved for class certification. The motion has been fully briefed, and the Florida Federal Court has scheduled oral argument for February 28, 2001.

Various motions to stay and dismiss have been filed and remain pending in the other Subscriber Cases. They, along with the Harrison and Mangieri Provider Cases, remain in the preliminary stages. The Company intends to continue to vigorously defend the Subscriber Cases and the Provider Cases.

LITIGATION (CONTINUED)

Managed Care Class Action Litigation (Continued)

A purported class action complaint was filed by Douglas Chapman against Aetna Inc. on September 7, 2000 in the United States District Court for the District of Connecticut. This action is brought on behalf of participants in the Company's PPO, indemnity and third-party payor plans and relates to the disclosure and determination of usual, customary and reasonable charges for claims and alleges an undisclosed policy of discounting procedures in order to reduce reimbursements to ERISA plan members. The plaintiff seeks various forms of relief, including unspecified damages, from Aetna Inc. for alleged violations of ERISA. While the case currently is pending in the court in which it was originally filed, on December 13, 2000 the Judicial Panel on Multidistrict Litigation issued a conditional transfer order that would transfer this action to the Florida Federal Court for consolidated pretrial proceedings with the Subscriber Cases. The plaintiff has filed an objection to that order. The Company intends to continue to vigorously defend this action, which is in the preliminary stages.

In addition, a complaint was filed in the Superior Court of the State of California, County of San Diego (the "California Superior Court") on November 5, 1999 by Linda Ross and The Stephen Andrew Olsen Coalition for Patients Rights, purportedly on behalf of the general public of the State of California (the "Ross Complaint"). The Ross Complaint, as amended, seeks various forms of relief, including injunctive relief, restitution and disgorgement of amounts allegedly wrongfully acquired, from former Aetna, Aetna Inc., Aetna U.S. Healthcare of California Inc. and additional unnamed "John Doe" defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500. The Ross Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to the Company's HMO members and the general public and for alleged unfair practices relating to contracting of doctors. On May 5, 2000, the California Superior Court denied defendants' demurrer but granted in part their motion to strike portions of the Ross Complaint and ordered plaintiffs to file an amended complaint. The amended complaint was filed on May 15, 2000, and a second amended complaint was filed on June 28, 2000. On August 15, 2000, the California Superior Court denied defendants' demurrer but granted, in part, their motion to strike portions of the second amended complaint and ordered the plaintiffs to file a third amended complaint. The third amended complaint was filed on August 25, 2000. Defendants have filed several motions to strike and demurrers which have been granted in part. The court granted defendants' motion to strike the request for restitution, and on November 17, 2000, the plaintiffs filed a fourth amended complaint. On December 22, 2000, defendants filed a motion to strike the request for restitution. Hearing on that motion is scheduled for March 2, 2001. Defendants intend to continue to defend this action vigorously.

On February 15, 2001, two complaints were filed in the Superior Court for New Haven County, Connecticut against Aetna Health Plans of Southern New England, Inc., an indirect subsidiary of Aetna Inc. One complaint was filed by the Connecticut State Medical Society on behalf of its members. The other complaint was filed by Sue McIntosh, M.D., J. Kevin Lynch, M.D., Karen Laugel, M.D. and Stephen R. Levinson, M.D. on behalf of a purported class of Connecticut State Medical Society members who provided services to the Company's members on or after July 19, 1996. Each complaint alleges in substance that the Company engages in unfair and deceptive acts and practices intended to delay and reduce reimbursement to physicians, and that the Company has been able to force physicians to enter into one-sided contracts that infringe upon the doctor-patient relationship. The Connecticut State Medical Society complaint seeks injunctive relief and attorneys' fees under the Connecticut Unfair Trade Practices Act ("CUTPA"). The McIntosh complaint asserts claims under CUTPA and various common law doctrines and seeks similar injunctive relief, along with unspecified monetary damages, punitive damages and attorneys' fees. Each of these actions is in the preliminary stages, and the Company intends to defend each action vigorously.

LITIGATION (CONTINUED)

Other Litigation and Regulatory Proceedings

The Company is involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including claims of bad faith, medical malpractice, non-compliance with state regulatory regimes, marketing misconduct, failure to timely pay medical claims and other litigation in its health care business. Some of these other lawsuits are purported to be class actions. Aetna U.S. Healthcare of California Inc., an indirect subsidiary of Aetna Inc., is currently a party to a bad faith and medical malpractice action brought by Teresa Goodrich, individually and as successor in interest of David Goodrich. The action was originally filed in March 1996 in Superior Court for the State of California, County of San Bernardino. The action alleges damages for unpaid medical bills, punitive damages and compensatory damages for wrongful death based upon, among other things, alleged denial of claims for services provided to David Goodrich by out-of-network providers without prior authorization. On January 20, 1999, a jury rendered a verdict in favor of the plaintiff for $750,000 for unpaid medical bills, $3.7 million for wrongful death and $116 million for punitive damages. On April 12, 1999, the trial court amended the judgment to include Aetna Services, Inc., a direct subsidiary of former Aetna, as a defendant. On April 27, 1999, Aetna Services, Inc. and Aetna U.S. Healthcare of California Inc. filed appeals with the California Court of Appeal and will continue to defend this matter vigorously.

In addition, the Company's business practices are subject to review by various state insurance and health care regulatory authorities and federal regulatory authorities. Recently, there has been heightened review by these regulators of the managed health care industry's business practices, including utilization management and claim payment practices. As the largest national managed care organization, the Company regularly is the subject of such reviews and several such reviews currently are pending, some of which may be resolved during 2001. These reviews may result in changes to or clarifications of the Company's business practices, and may result in fines, penalties or other sanctions.

While the ultimate outcome of this other litigation and these regulatory proceedings cannot be determined at this time, after consideration of the defenses available to the Company, applicable insurance coverage and any related reserves established, they are not expected to result in liability for amounts material to the financial condition of the Company, although they may adversely affect results of operations in future periods.

19. SALE AND SPIN-OFF RELATED TRANSACTION

On December 13, 2000, former Aetna sold its financial services and international businesses to ING in a transaction valued at approximately $7.7 billion. Under the terms of the agreement and in an integrated transaction, former Aetna spun off to its shareholders the shares of the Company, which is comprised primarily of the Health Care and Large Case Pensions businesses. Simultaneously, former Aetna, which then was comprised of Aetna Financial Services and Aetna International, was merged with a newly formed subsidiary of ING. In exchange for each a share of former Aetna, shareholders received one share of the Company and $35.33 per share in cash. When ING acquired former Aetna, that entity included approximately $3.0 billion of net liabilities, primarily comprised of $2.7 billion of long-term debt. As part of the sale consideration and the spin-off transaction, these net liabilities were acquired by ING.

The Company has incurred net costs associated with the transaction of approximately $174 million after tax. Such costs relate to certain compensation-related arrangements, costs for outside financial and legal advisors, income taxes related to legal entity realignment, payments for the settlement of certain former Aetna employee stock options held by employees of the sold businesses and various other expenses related to the change in control of former Aetna. Included in these costs is the release of approximately $53 million of previously established reserves in connection with prior dispositions of businesses reflected as discontinued operations.

In connection with its spin-off from former Aetna, the Company assumed all liabilities related to the Health Care and Large Case Pensions businesses. In addition, the Company generally is responsible for the liabilities of former Aetna other than those arising out of the financial services and international businesses being sold to ING. Those liabilities include the post-retirement pension and other benefits payable to all former employees of former Aetna, liabilities arising out of health litigation and certain corporate-level litigation to which former Aetna is a party, and all liabilities arising out of certain divestiture transactions which have been consummated by former Aetna prior to the closing of the Company's spin-off. The Company is also providing certain administrative services to ING for a specified period of time, but no later than June 2002.

The Company is the successor of former Aetna for accounting purposes and, accordingly, the account balances and activities of the financial services and international businesses have been segregated and reported as discontinued operations. Operating results of the discontinued operations were as follows:

                                                                                             For the Years Ended December 31,
                                                                                      ---------------------------------------------
(Millions)                                                                                2000               1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Revenue:
   Premiums                                                                           $3,105.2           $2,259.8          $1,710.4
   Total net investment income                                                         1,370.4            1,362.2           1,522.0
   Fees and other income                                                                 727.2              709.7             836.6
   Net realized capital gains (losses)                                                   280.5                9.4             (18.1)
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                          5,483.3            4,341.1           4,050.9
-----------------------------------------------------------------------------------------------------------------------------------
Benefits and expenses:
   Current and future benefits                                                         3,255.4            2,596.7           2,254.8
   Operating expenses:
      Salaries and related benefits                                                      481.8              395.8             387.3
      Other                                                                              665.2              603.7             564.7
   Interest expense                                                                       49.7               46.6              44.7
   Amortization of goodwill and other acquired intangible assets                          28.6               17.0              18.8
   Amortization of deferred policy acquisition costs                                     224.3              204.0             214.7
   Severance and facilities charge                                                          --                 --               1.5
-----------------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                            4,705.0            3,863.8           3,486.5
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes (benefits)                                                           778.3              477.3             564.4
Income taxes (benefits):
 Current                                                                                 210.6               46.8             282.3
 Deferred                                                                                139.2              113.4            (114.3)
-----------------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                                       349.8              160.2             168.0
-----------------------------------------------------------------------------------------------------------------------------------
Income from discontinued operations before sale and spin-off related costs               428.5              317.1             396.4
Sale and spin-off related costs, net of $16.0 million of income taxes                   (174.0)                --                --
-----------------------------------------------------------------------------------------------------------------------------------
Income from discontinued operations                                                   $  254.5           $  317.1          $  396.4
===================================================================================================================================

The assets and liabilities of the discontinued operations as of December 31, 1999 were as follows:

(Millions)
-----------------------------------------------------------------------------------------------
Assets
Investments:
  Debt securities available for sale, at fair value                                   $12,854.0
  Equity securities, at fair value                                                        504.7
  Short-term investments                                                                  565.1
  Mortgage loans                                                                          861.2
  Real estate                                                                              92.3
  Policy loans                                                                            533.0
  Other                                                                                 1,020.2
-----------------------------------------------------------------------------------------------
Total investments                                                                      16,430.5
-----------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                               870.9
  Collateral receivable under securities loan agreements                                  232.5
  Accrued investment income                                                               199.1
  Premiums due and other receivables                                                      739.7
  Reinsurance recoverables                                                              3,012.3
  Deferred policy acquisition costs                                                     2,056.2
  Goodwill and other acquired intangible assets                                           680.4
  Other assets                                                                            388.2
  Separate Accounts assets                                                             38,692.7
-----------------------------------------------------------------------------------------------
Total assets                                                                          $63,302.5
===============================================================================================
Liabilities and shareholder's equity
Insurance liabilities:
  Future policy benefits                                                              $ 7,828.1
  Unpaid claims                                                                           129.2
  Unearned premiums                                                                        49.6
  Policyholders' funds                                                                 11,123.0
-----------------------------------------------------------------------------------------------
Total insurance liabilities                                                            19,129.9
-----------------------------------------------------------------------------------------------
  Short-term debt                                                                         162.7
  Long-term debt                                                                          613.0
  Collateral payable under securities loan agreements                                     232.5
  Current income taxes                                                                     84.0
  Deferred income taxes                                                                    77.3
  Other liabilities                                                                     1,411.9
  Minority and participating policyholders' interest                                      109.0
  Separate Accounts liabilities                                                        38,692.7
-----------------------------------------------------------------------------------------------
Total liabilities                                                                     $60,513.0
===============================================================================================

Net assets of discontinued operations                                                 $ 2,789.5
===============================================================================================

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the financial statements of Aetna Inc., which have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements are the products of a number of processes that include the gathering of financial data developed from the records of the Company's day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Company's internal controls are designed to reasonably assure that Company assets are safeguarded from unauthorized use or disposition and that Company transactions are authorized, executed and recorded properly. Company personnel maintain and monitor these internal controls on an ongoing basis. In addition, the Company's internal auditors review and report upon the functioning of these controls with the right of full access to all Company personnel.

The Company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears below.

The Company's Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Aetna Inc. and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

Hartford, Connecticut
January 29, 2001

QUARTERLY DATA (UNAUDITED)

2000 (Millions, except per common share data)                  First              Second (1)           Third (2)          Fourth (3)
--------------------------------------------------------------------------------------------------------------------------------

Total revenue                                               $6,757.0            $6,719.4            $6,744.1            $6,598.4
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  income taxes (benefits)                                   $  135.5            $  197.5            $  116.6            $ (488.6)
Income taxes (benefits)                                         60.1                87.9                57.0              (116.6)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                    $   75.4            $  109.6            $   59.6            $ (372.0)
Income (loss) from discontinued operations                      94.6                77.0               117.2               (34.3)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $  170.0            $  186.6            $  176.8            $ (406.3)
================================================================================================================================
Per common share results: (4) (5)
Income (loss) from continuing operations
  Basic                                                     $    .53            $    .78            $    .42            $  (2.63)
  Diluted                                                        .53                 .77                 .42                  --
Income from discontinued operations
  Basic                                                          .67                 .55                 .83                (.24)
  Diluted                                                        .67                 .54                 .82                  --
Net income (loss)
  Basic                                                         1.20                1.32                1.25               (2.87)
  Diluted                                                       1.20                1.30                1.24                  --
--------------------------------------------------------------------------------------------------------------------------------

(1) Second quarter includes a $94.9 million after-tax benefit ($146.0 million pretax) from a reduction of the reserve for loss on discontinued products and a $14.6 million after-tax charge ($22.5 million pretax) related to the New Jersey insolvency assessment.

(2) Third quarter includes a $5.2 million after-tax charge ($8.0 million pretax) related to a shareholder litigation settlement agreement.

(3) Fourth quarter includes an after-tax severance and facilities charge of $92.6 million ($142.5 million pretax) (refer to Note 9), a $238.3 million after-tax charge ($310.2 million pretax) related to the write-off of goodwill (refer to Note 4) and another after-tax charge, primarily change-in-control related costs, of $51 million ($78.0 million pretax).

(4) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

(5) Since the Company reported a loss from continuing operations in the fourth quarter, the effect of dilutive securities has been excluded from earnings per common share computations for that quarter, since including such securities would result in an anti-dilutive per share amount.

1999 (Millions, except per common share data)                                    First         Second (1)      Third         Fourth
-----------------------------------------------------------------------------------------------------------------------------------

Total revenue                                                                 $4,747.9       $4,774.6       $5,920.8       $6,666.4
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                         $  167.4       $  226.5       $  242.0       $  108.9
Income taxes                                                                      83.0           99.5          104.8           58.1
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                             $   84.4       $  127.0       $  137.2       $   50.8
===================================================================================================================================
Income from continuing operations applicable to common shareholders (2)       $   70.6       $  113.2       $  134.3       $   50.8
Income from discontinued operations applicable to common shareholders             85.0           90.2           58.3           83.6
-----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common shareholders (2)                              $  155.6       $  203.4       $  192.6       $  134.4
===================================================================================================================================
Per common share results: (3)
Income from continuing operations
  Basic                                                                       $    .50       $    .80       $    .91       $    .35
  Diluted                                                                          .50            .80            .90            .35
Income from discontinued operations
  Basic                                                                            .60            .64            .39            .57
  Diluted                                                                          .60            .63            .39            .57
Net income
  Basic                                                                           1.10           1.44           1.30            .92
  Diluted                                                                         1.09           1.43           1.29            .92
-----------------------------------------------------------------------------------------------------------------------------------

(1) Second quarter includes a $50.2 million after-tax benefit ($77.2 million pretax) from a reduction of the reserve for loss on discontinued products.

(2) Through the redemption date of July 19, 1999, preferred stock dividends of former Aetna are deducted from income from continuing operations and net income as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare in 1996.

(3) Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.