Form 10-K405, Exhibit 13
period 2001-12-31
AETNA INC /PA/
filed 2002-02-25
CIK 1122304

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of Aetna Inc. and its subsidiaries as of December 31, 2001 and 2000, and its results of operations for 2001, 2000 and 1999. This Management’s Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understand Aetna Inc. and its subsidiaries’ results and financial condition. The information herein is as of February 20, 2002.

OVERVIEW

General

The consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) and its wholly owned subsidiaries (collectively, the “Company”). The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a full risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) (“Risk Products”) and an employer-funded basis (where the plan sponsor under an administrative services contract, and not the Company, assumes all or a majority of this risk) (“ASC Products”). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit products. The Group Insurance segment includes group life insurance products offered on a full risk basis, as well as group disability and long-term care insurance products offered on both a full risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. These business segments reflect the Company’s changes to its internal structure for making operating decisions and assessing performance, that became effective January 1, 2001. Corresponding information for prior periods has been restated to reflect these changes.

Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc. and its wholly owned subsidiaries) was a subsidiary of a Connecticut corporation named Aetna Inc. (“former Aetna”). On December 13, 2000, former Aetna spun the Company off to its shareholders and, as part of the same transaction, the remaining entity, which contained former Aetna’s financial services and international businesses, was merged into a subsidiary of ING Groep N.V. (“ING”) (collectively, the “Transaction”). (Refer to Note 19 of Notes to Consolidated Financial Statements.) The financial services and international businesses are reflected as discontinued operations, since the Company is the successor of former Aetna for accounting purposes. Refer to “Results of Discontinued Operations” for additional details.

Turnaround Initiatives

The Company has been implementing strategic and operational initiatives with the goal of improving the performance of its business. These initiatives include, among other things, addressing rising medical costs, implementing a new customer market approach, improving the efficiency of operations, improving relations with health care providers and exiting certain products within markets. Specific actions being taken include the following:

•	Significant price increases;

•	Withdrawal from certain unprofitable Commercial HMO and Medicare products within markets;

•	Changes to underwriting practices;

•	Initiatives to improve the efficiency of claims payment and other member services processes; and

•	Initiatives to reduce expenses, including significant staff reductions.

The Company intends to build upon its strengths, including geographic breadth and capacity to serve multi-state accounts; its large provider network; a powerful brand name; workforce and technological capabilities; ability to provide members with customized, personalized information; and broad product mix.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (Continued)

The Company’s strategy also involves providing distinctive, consumer-oriented products and services to members in targeted markets. As a result, the Company changed its customer market approach during 2001, which is designed to:

•	Refocus the Company’s strategy for customers in the small business market (generally, cases with 50 or less employees) to be much more selective in the products the Company offers and the business it underwrites. The Company does not intend to exit the health small business market, but will target markets that meet its competitive and financial criteria.

•	Increase the Company’s focus on customers and growth opportunities in the middle market (generally, cases with greater than 50 but less than 3,000 employees), including many multi-state cases with needs compatible with the Company’s competitive capabilities.

•	Increase the percentage of national accounts (generally, cases with greater than 3,000 employees) and middle market customers with employer-funded plans. This would increase the relative proportion of employer-funded customers as compared to risk accounts.

The Company believes that this customer market approach will better enable it to provide consumers with a wider range of product choices (including more open access products), respond to market changes and can make it easier for members to access health care benefits by making service simpler and more efficient. The Company also intends to add value by providing members and their physicians with information that helps them improve the quality of health care.

As a result of premium rate increases, market withdrawals and attrition in membership related to the acquired Prudential health care business (“PHC”), the Company’s membership has decreased significantly. The Company estimates January 2002 total health membership levels to be approximately 15.6 million members, compared to 17.2 million members at December 31, 2001 and 19.3 million members at December 31, 2000.

The Company has also taken initiatives to reduce its cost structure as its membership has decreased. As a result of implementing the Company’s expense and other initiatives, the Company recorded severance and facilities charges of $125 million after tax in the fourth quarter of 2001 and $93 million after tax in the fourth quarter of 2000. (Refer to “Severance and Facilities Charges” and Note 9 of Notes to Consolidated Financial Statements for more information.) In addition, the Company recorded a charge of $238 million after tax in the fourth quarter of 2000 related to the write-off of goodwill, primarily associated with Medicare service area exits effective January 1, 2001. Refer to “Health Care — Medicare HMO” for more details on these Medicare service area exits and related write-off of goodwill and “Health Care — Outlook” and “Forward-Looking Information/ Risk Factors” for information regarding other important factors relating to the strategic repositioning that may materially affect the Company.

Management Changes

In April 2001, William H. Donaldson retired as Chairman, and the Company’s President and Chief Executive Officer, John W. Rowe, M.D., assumed the additional role of Chairman.

Ronald A. Williams became Executive Vice President and Chief of Health Operations in March 2001. Mr. Williams was formerly Group President, Large Group Division of WellPoint Health Networks Inc. (“WellPoint”) and President of WellPoint’s Blue Cross of California subsidiary. William C. Popik, M.D., Senior Vice President and Chief Medical Officer, joined the Company in March 2001. Dr. Popik was most recently Senior Vice President and National Medical Director for CIGNA Healthcare. Wei-Tih Cheng, Ph.D., Aetna’s Senior Vice President and Chief Information Officer, joined the Company in April 2001 from Memorial Sloan-Kettering Cancer Center, where he served as Vice President for Information Systems.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (Continued)

In September 2001, the Company further strengthened its management team through the addition of David B. Kelso, Executive Vice President, Strategy and Finance. Previously, Mr. Kelso was Executive Vice President, Managing Director and Chief Financial Officer of the Chubb Corporation. The Company also appointed Alan M. Bennett as Senior Vice President and Chief Financial Officer in September 2001. Mr. Bennett had been serving as interim Chief Financial Officer since April 2001 and as Controller.

Consolidated Results

The Company reported a net loss of $280 million in 2001 and net income of $127 million in 2000 and $717 million in 1999. The Company reported a loss from continuing operations of $291 million in 2001 and $127 million in 2000 and income from continuing operations of $399 million in 1999. The loss from continuing operations per common share was $2.03 in 2001 and $.90 in 2000 and income from continuing operations per diluted common share was $2.54 in 1999. Net loss in 2001 includes a benefit from the reduction of the reserve for costs related to the Transaction of $11 million included in discontinued operations. Net income in 2000 and 1999 includes income from discontinued operations of $255 million and $317 million, respectively. (Refer to “Results of Discontinued Operations” for more information.)

The loss from continuing operations in 2001 includes the severance and facilities charge of $125 million, a benefit from the reduction of the reserve for anticipated future losses on discontinued products in Large Case Pensions of $61 million, net realized capital gains of $74 million and a cumulative effect adjustment of $.5 million relating to the Company’s adoption of the amended Financial Accounting Standard (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The loss from continuing operations in 2000 includes the charge of $238 million related to the write-off of goodwill, the severance and facilities charge of $93 million, costs of $38 million resulting from change in control-related payments and other costs required to effect the spin-off of the Company from former Aetna, a benefit from the reduction of the reserve for anticipated future losses on discontinued products in Large Case Pensions of $95 million and net realized capital losses of $14 million. The income from continuing operations in 1999 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products in Large Case Pensions of $50 million and net realized capital gains of $21 million. Excluding these items, results would have been a loss from continuing operations of $302 million in 2001, compared to income from continuing operations of $161 million in 2000 and $328 million in 1999.

Acquisitions and Dispositions

Sale of NYLCare Texas

In connection with the PHC acquisition discussed below, the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses (“NYLCare Texas”), which was acquired by the Company as part of its 1998 acquisition of the NYLCare health business. Pursuant to this agreement, on March 31, 2000, the Company completed the sale of NYLCare Texas to Blue Cross and Blue Shield of Texas, a division of Health Care Service Corporation, for approximately $420 million in cash. The sale included approximately 463,000 Commercial HMO risk members; 52,000 Commercial HMO nonrisk members; and 5,000 PPO members in the Houston, Austin, San Antonio, Corpus Christi, Beaumont, Dallas-Fort Worth, San Angelo, Texarkana and Amarillo areas. The Company retained approximately 127,000 NYLCare Medicare members in Texas through a reinsurance and administrative service agreement. The sale resulted in a capital loss of approximately $35 million after tax, which was recognized in the fourth quarter of 1999. The results of operations of NYLCare Texas were not material to the Company’s 1999 consolidated results of operations. Refer to Note 18 of Notes to Consolidated Financial Statements for additional information related to the sale of NYLCare Texas.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (Continued)

Acquisition of Prudential Health Care Business

On August 6, 1999, the Company acquired PHC from The Prudential Insurance Company of America (“Prudential”) for approximately $1 billion. Included in the acquisition were PHC’s risk HMO, POS, PPO and Indemnity health lines, as well as its dental risk business. The transaction was financed by issuing $500 million of three-year senior notes to Prudential and by using funds made available from the issuance of commercial paper. The Company also agreed to service Prudential’s administrative services contracts (“ASC”) following the PHC closing. Since the closing, the Company’s results have been affected by, among other things, the operating results of PHC, the costs of financing the transaction and the amortization of goodwill and other acquired intangible assets created as a result of the transaction. Refer to “Health Care” and Note 4 of Notes to Consolidated Financial Statements for further discussion.

New Accounting Standard on Goodwill and Other Acquired Intangible Assets

On January 1, 2002, FAS No. 142, Goodwill and Other Intangible Assets, became effective for the Company. This Standard eliminates goodwill amortization from the income statement and requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, or more frequently if circumstances indicate a possible impairment. During 2001, goodwill amortization was $195 million after tax and the amortization of other acquired intangible assets was $142 million after tax. The Company anticipates recording an impairment of goodwill in the first quarter of 2002 as a result of adopting this Standard of approximately $3 billion. The Company expects that its amortization of intangibles in 2002 will be approximately $85 million after tax and there will be no amortization of goodwill. Refer to “Goodwill and Other Acquired Intangible Assets” for further discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE

Operating Summary

(Millions)	2001	2000	1999(3)

Premiums:

Commercial HMO (1)	$14,345.8	$14,164.4	$10,707.4

Medicare HMO	1,995.7	4,051.3	3,609.0

Other (2)	3,598.9	3,530.9	2,829.3

Total premiums	19,940.4	21,746.6	17,145.7

Administrative services contract fees	1,802.9	1,903.2	1,630.2

Net investment income	373.9	428.5	324.8

Other income	50.6	45.1	82.4

Net realized capital gains	102.2	2.6	46.3

Total revenue	22,270.0	24,126.0	19,229.4

Health care costs	17,938.8	18,884.1	14,641.0

Salaries and related benefits	2,188.4	2,384.6	1,766.7

Other operating expenses	2,130.0	2,261.4	1,963.7

Amortization of goodwill	198.1	204.9	206.0

Amortization of other acquired intangible assets	218.5	230.7	214.4

Goodwill write-off	—	310.2	—

Severance and facilities charge	192.5	142.5	—

Total benefits and expenses	22,866.3	24,418.4	18,791.8

Income (loss) before income taxes (benefit) and cumulative effect adjustment	(596.3)	(292.4)	437.6

Income taxes (benefit)	(157.3)	.4	236.1

Cumulative effect adjustment, net of tax	.5	—	—

Net income (loss)	$(438.5)	$(292.8)	$201.5

Net realized capital gains, net of tax (included above)	$77.4	$13.1	$10.8

(1)	Commercial HMO includes premiums related to POS members who access primary care physicians and referred care through an HMO network.

(2)	Includes POS, PPO, Indemnity, Medicaid HMO and Dental products.

(3)	Results include PHC since August 6, 1999, including results from servicing Prudential’s ASC business following the acquisition.

Results

Health Care’s net loss for 2001 increased $146 million from the net loss in 2000, and the net loss in 2000 reflected a decrease of $494 million from the net income in 1999. Excluding net realized capital gains, results would have been a net loss of $516 million for 2001 compared to a net loss of $306 million in 2000 and net income of $191 million in 1999.

Net realized capital gains for 2001 primarily reflect a capital gain of $38 million after tax resulting from contingent consideration following the Company’s 1997 sale of its behavioral health subsidiary, Human Affairs International (“HAI”), bond gains resulting from the Company’s rebalancing of its investment portfolio in a declining interest rate environment and capital gains resulting from collections of previously charged-off mortgage loans. These gains in 2001 were partially offset by capital losses resulting primarily from the write-down of certain bonds. The Company may earn contingent consideration related to the HAI sale through 2002 and will continue to record any capital gains resulting from such consideration as they become realizable. Net realized capital gains for 2000 primarily reflect a capital gain of $38 million after tax related to HAI. During 2000, the Company incurred capital losses when rebalancing its investment portfolio as a result of the then rising interest rate environment and on the sale of certain corporate real estate, which almost entirely offset the HAI capital gain. Net realized capital gains for 1999 reflect a capital gain of $38 million after tax related to HAI, various gains on common stock sales and $14 million from the recognition of a deferred hedge gain. These gains were partially offset by capital losses from the Company’s rebalancing of its investment portfolio in a rising interest rate environment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

The United States Department of Health and Human Services has issued regulations under the Health Insurance Portability and Accountability Act (“HIPAA”) relating to standardized electronic transaction formats, code sets and the privacy of member health information. These regulations and any corresponding state legislation, will affect the Company’s administration of health and related benefit plans. The Company is currently reviewing the potential impact of the regulations on its operations, including its information technology systems. During 2001, the Company incurred incremental technology and business-related expenses of approximately $13 million pretax in connection with its efforts to comply with these regulations. The Company projects that it will incur incremental technology and business-related expenses of approximately $20 million pretax in 2002 in connection with its efforts to comply with these regulations. The Company expects that it will also incur other additional expenses, and that its business could also be adversely affected by these regulations, in future periods. These additional expenses and the impact on the Company’s business could be material.

The table presented below identifies certain items excluded from net income or loss to arrive at operating earnings, which management believes provides a comparison more reflective of Health Care’s underlying business performance, and reconciles operating earnings or loss to net income or loss reported in accordance with generally accepted accounting principles.

(Millions)	2001	2000	1999

Net income (loss)	$(438.5)	$(292.8)	$201.5

Other items included in net income (loss):

Amortization of goodwill and other acquired intangible assets	337.7	350.4	339.5

Goodwill write-off	—	238.3	—

Severance and facilities charge	125.1	92.6	—

Change in control-related costs	—	37.7	—

Cumulative effect adjustment	(.5)	—	—

Net realized capital gains	(77.4)	(13.1)	(10.8)

Operating earnings (loss)	$(53.6)	$413.1	$530.2

Operating earnings (losses):

Risk Products	$(195.7)	$230.1	$404.8

ASC Products	142.1	183.0	125.4

Total Health Care	$(53.6)	$413.1	$530.2

Risk Products

(Millions)	2001	2000	1999

Premiums:

Commercial HMO (1)	$14,345.8	$14,164.4	$10,707.4

Medicare HMO	1,995.7	4,051.3	3,609.0

Other (2)	3,598.9	3,530.9	2,829.3

Total premiums	19,940.4	21,746.6	17,145.7

Net investment income	352.5	398.0	290.9

Other income	32.1	9.6	53.6

Total revenue	20,325.0	22,154.2	17,490.2

Health care costs	17,938.8	18,884.1	14,641.1

Operating expenses (including salaries and related benefits)	2,683.3	2,896.3	2,228.1

Total benefits and expenses	20,622.1	21,780.4	16,869.2

Operating earnings (loss) before income taxes (benefit)	(297.1)	373.8	621.0

Income taxes (benefit)	(101.4)	143.7	216.2

Operating earnings (loss)	$(195.7)	$230.1	$404.8

(1)	Commercial HMO includes premiums related to POS members who access primary care physicians and referred care through an HMO network.

(2)	Includes POS, PPO, Indemnity, Medicaid HMO and Dental products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

For Risk Products, the operating loss for 2001 reflects a decrease of $426 million from the operating earnings in 2000, which decreased $175 million from the operating earnings in 1999. The decrease in results for 2001 reflects lower results for Commercial HMO products and, to a lesser extent, lower results for Indemnity, PPO and POS medical products, partially offset by higher results for Medicare HMO products. The decline in results for Commercial HMO products resulted from significantly higher per member medical costs outpacing per member premium rate increases, partially offset by decreases in allocated operating expenses, including salaries and related benefits, resulting from expense reduction initiatives. The decline in results for Indemnity, PPO and POS products was due primarily to higher per member medical costs outpacing per member premium rate increases. The lower results for Risk Products were partially offset by higher results for Medicare HMO products due to the Company’s exit of a number of Medicare service areas on January 1, 2001 and per member premium rate increases on renewing business, partially offset by significantly higher per member medical costs.

Results for Risk Products in 2001 reflect a decrease in net investment income, when compared to 2000, primarily due to lower income for limited partnerships and lower yields on bonds and the short-term portfolio, partially offset by higher asset balances. Results in 2001 also include a charge of $15 million after tax for prior period claim surcharges, and a benefit of $13 million after tax related to the net settlement of a reinsurance agreement with Prudential (discussed in more detail below), as well as a benefit of approximately $13 million after tax relating to the sale of the New Jersey Medicaid and New Jersey Family Care membership (discussed in more detail below). Results for Risk Products in 2000 also reflect a favorable development related to a government plan arrangement included in Indemnity, PPO and POS products, almost entirely offset by unfavorable development related to the resolution or termination of certain provider contracts included in Medicare HMO products.

The decrease in results for 2000, compared to 1999, reflects significantly higher medical costs in both Commercial and Medicare HMO products, severance costs of $46 million relating to actions completed prior to the severance and facilities charge announced on December 18, 2000 (primarily related to PHC) and the New Jersey assessment discussed below. The decrease in 2000 also reflects unfavorable development in the Medicare HMO business related to the resolution or termination of certain provider contracts, which was more than offset by a favorable development in Indemnity, PPO and POS medical products related to a government plan arrangement. Partially offsetting the decrease in 2000 results was an increase in net investment income, primarily due to a larger portfolio resulting from the inclusion of PHC for a full year, as well as a higher average yield on the investment portfolio.

On April 6, 2000, the State of New Jersey enacted the New Jersey Insolvent Health Maintenance Organization Assistance Fund Act of 2000 (the “Act”). The Act was designed to reimburse individuals who were covered by and providers that had contracts with two New Jersey HMOs prior to their insolvency. The total amount assessed to all HMOs in New Jersey was $50 million. The Act required that HMOs in the New Jersey market be assessed a charge based on each HMO’s proportionate share of premiums written in New Jersey relative to all HMO premiums written in New Jersey. The Company recorded an estimate of its share of this assessment, based on its HMO market share in New Jersey, of $23 million pretax ($15 million after tax) in the second quarter of 2000, which was included in operating expenses.

The effective tax rate for Risk Products, based on operating earnings or loss presented above, was 34.1% for 2001, 38.4% for 2000 and 34.8% for 1999. The decline in the effective tax rate for 2001, compared to 2000, primarily reflects a change in the mix of state income taxes that apply to the results of Risk Products relative to the pretax operating loss in 2001 and the pretax operating earnings in 2000. This mix of state income taxes depends on which states the Company’s earnings or losses are incurred in and the level of such earnings or losses, due to differing tax rates and/or limitations of allowed losses in various states.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Health Care Costs Payable

For Risk Products, health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were used in estimating health care costs payable at December 31, 2001 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after tax results for 2001 by approximately $75 million. This estimation process is a critical accounting policy for the Company. Refer to “Critical Accounting Policies” for more information.

Commercial HMO

Commercial HMO premiums increased $181 million in 2001, when compared to 2000, and $3.5 billion in 2000, when compared to 1999. These increases were due to premium rate increases on renewing business (partially offset by a shift in the geographic mix of membership and customers selecting lower premium plans). The increase in 2000 was primarily due to the acquisition of PHC on August 6, 1999. These increases, particularly for 2001, were partially offset by membership reductions.

The Commercial HMO medical cost ratio (health care costs divided by premiums) was 90.3% for 2001, 86.3% for 2000 and 83.5% for 1999. The increase in 2001, compared to 2000, was the result of significantly increased per member medical costs outpacing per member premium increases. Higher per member medical costs were primarily due to higher utilization. While the specific factors vary in importance by local market, the major drivers of the increase in utilization include an increase in physician costs (including primary and specialist), inpatient services, pharmacy, outpatient services (primarily surgical and diagnostic services) and radiology. The Company believes that demographic changes in the mix of age and gender of membership also contributed to the increase in per member medical costs. The increase in 2000, compared to 1999, was also the result of higher per member medical costs outpacing per member premium increases. Higher per member medical costs in 2000 were primarily due to higher utilization.

Medicare HMO

The Company’s Medicare + Choice contracts with the federal government are renewed for a one-year period each January 1. In September 2001, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent to exit a number of Medicare service areas, affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership at December 31, 2001. The termination of these Medicare + Choice contracts became effective on January 1, 2002. The medical cost ratio for the exited Medicare service areas, effective January 1, 2002, was approximately 100% for 2001. In June 2000, the Company notified CMS of its intent to exit a number of Medicare service areas affecting approximately 260,000 members, or approximately 47% of the Company’s total Medicare membership at December 31, 2000. The termination of these Medicare + Choice contracts became effective on January 1, 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Medicare HMO premiums decreased $2.1 billion in 2001, when compared to 2000, and increased $442 million in 2000, when compared to 1999. The decrease in 2001, compared to 2000, was due to the exit of a number of Medicare service areas on January 1, 2001, partially offset by increases in supplemental premiums and rate increases by CMS. The increase in 2000, compared to 1999, is due primarily to the acquisition of PHC on August 6, 1999 and an increase in supplemental premiums and rate increases by CMS, partially offset by membership reductions.

The Medicare HMO medical cost ratio for 2001 markets (excluding premiums and medical costs relating to Medicare service areas that the Company exited, effective January 1, 2001) was 93.7% for 2001 and 91.6% for 2000. These increases reflect increased per member medical costs which outpaced the increases in supplemental premiums and CMS rate increases. The increases in per member medical costs were primarily a result of higher utilization and, to a lesser extent, unit cost increases mostly due to a shift from capitation to fee-for-service arrangements in certain markets. Excluding premiums and medical costs relating to Medicare service areas that the Company exited, effective January 1, 2002, the Medicare HMO medical cost ratio would have been approximately 91.0% for 2001. The Medicare HMO medical cost ratio, for all markets combined, was 95.7% for 2001, 97.0% for 2000 and 92.3% for 1999.

PHC Agreement

Effective August 6, 1999, the Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Under the agreement, Prudential agreed to indemnify the Company from certain health insurance risks that arose following the closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical costs ratio levels through 2000 for substantially all the acquired medical and dental risk business. The reinsurance agreement ended on December 31, 2000, except that the agreement provided for a period of time during which medical cost reimbursements (as calculated in accordance with the agreement) would be finalized, which occurred in December 2001. As a result, the Company recorded a benefit primarily related to the settlement of approximately $20 million pretax, reflected in health care costs, during the fourth quarter of 2001. For the years ended December 31, 2001 and 2000 as well as for the period August 6, 1999 through December 31, 1999, reinsurance recoveries under this agreement were $2 million pretax, $135 million pretax and $74 million pretax, respectively. For 2001, results were positively impacted by $10 million pretax relating to the amortization of the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business (approximately $3 million pretax relates to amortization in the fourth quarter of 2001 which is included in the settlement amount discussed above). For the year ended December 31, 2000 and for the period August 6, 1999 through December 31, 1999, results were negatively impacted by $15 million pretax and $16 million pretax, respectively, related to the net amortization of the following: the reinsurance premium paid as part of the acquisition, the fair value adjustment of the reinsurance agreement and the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business recorded as part of the acquisition. Such reinsurance recoveries and net amortization were reflected in health care costs. Refer to Note 4 of Notes to Consolidated Financial Statements for further discussion.

Medicaid Sale

On August 1, 2001, the Company completed the sale of its New Jersey Medicaid and New Jersey Family Care membership to AmeriChoice. The agreement covered approximately 118,000 New Jersey Medicaid beneficiaries and members of the New Jersey Family Care program for uninsured children and adults. Proceeds from this sale of approximately $20 million pretax are included in other income for 2001. The operating results of the Medicaid business sold, which include the proceeds from the sale, were not material to the Company’s results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

ASC Products

(Millions)	2001	2000	1999

Administrative services contract fees	$1,802.9	$1,903.2	$1,630.2

Net investment income	21.4	30.5	33.9

Other income	18.5	35.5	28.8

Total revenue	1,842.8	1,969.2	1,692.9

Operating expenses (including salaries and related benefits)	1,635.1	1,692.1	1,502.3

Operating earnings before income taxes	207.7	277.1	190.6

Income taxes	65.6	94.1	65.2

Operating earnings	$142.1	$183.0	$125.4

For ASC Products, the operating earnings for 2001 reflect a decrease of $41 million from 2000, which increased $58 million from 1999. The decrease in 2001, when compared to 2000, primarily reflects a decrease in ASC fees, resulting primarily from lower membership levels (including the Prudential ASC business serviced through February 2001 under the supplemental fee arrangement discussed below), partially offset by higher Commercial HMO fees due to higher membership and rate increases. Results in 2001 also reflect a decrease in allocated operating expenses, including salaries and related benefits, resulting from expense-reduction initiatives related, in part, to the lower membership levels and a decrease in other income resulting primarily from lower revenue from the Company’s medical information services business. The increase in 2000, when compared to 1999, primarily reflects improved margins and higher membership levels.

The effective tax rate for ASC Products, based on operating earnings presented above, was 31.6% for 2001, 33.9% for 2000 and 34.2% for 1999. The decline in the effective tax rate for 2001, when compared to 2000, primarily reflects higher levels of tax favored investments.

PHC Administrative Services Agreement

Effective August 6, 1999, the Company also agreed to service Prudential’s ASC business following the closing of the Company’s acquisition of PHC. In exchange for servicing the ASC business, Prudential remitted fees received from its ASC members to the Company, as well as paid certain supplemental fees. The supplemental fees were fixed in amount and declined over a period, which ended in February 2001. For the years ended December 31, 2001 and 2000 as well as for the period August 6, 1999 through December 31, 1999, the Company recorded total fees for servicing the Prudential ASC business of approximately $79 million pretax, $370 million pretax and $230 million pretax, respectively, including supplemental fees of approximately $1 million pretax, $134 million pretax and $106 million pretax, respectively. Included in these supplemental fees is amortization related to the above-market compensation component of the ASC supplemental fee arrangement of $7 million pretax and $15 million pretax for 2001 and 2000, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Membership

Health Care’s membership was as follows:

	December 31, 2001			December 31, 2000 (1)

(Thousands)	Risk	ASC	Total	Risk	ASC (2)	Total

Commercial

HMO (3)	6,712	1,086	7,798	7,778	869	8,647

POS	183	2,820	3,003	341	3,397	3,738

PPO	907	3,168	4,075	905	3,100	4,005

Indemnity	204	1,691	1,895	243	1,930	2,173

Total Commercial Membership	8,006	8,765	16,771	9,267	9,296	18,563

Medicare HMO (4)	255	—	255	549	—	549

Medicaid HMO	15	129	144	131	94	225

Total Health Membership	8,276	8,894	17,170	9,947	9,390	19,337

Dental	5,704	7,755	13,459	6,137	8,114	14,251

(1)	Membership at December 31, 2000 has been restated to include Aetna Global Benefits (which was previously part of former Aetna’s international business) and certain reclassifications have been made to conform to the 2001 presentation.

(2)	Health membership in thousands includes Prudential ASC members that Health Care agreed to service of 878 at December 31, 2000.

(3)	Commercial HMO membership in thousands includes POS members who access primary care physicians and referred care through an HMO network of 1,475 at December 31, 2001 and 1,892 at December 31, 2000.

(4)	Membership in thousands at December 31, 2001 includes approximately 95 Medicare members affected by the Company’s exit of a number of Medicare service areas, effective January 1, 2002, and at December 31, 2000 membership includes approximately 260 Medicare members affected by the Company’s exit of a number of Medicare service areas, effective January 1, 2001.

Total health membership as of December 31, 2001 decreased by approximately 2.2 million members when compared to December 31, 2000, primarily due to attrition in PHC membership, including Prudential ASC members that the Company agreed to service, and the exit of a number of Medicare service areas on January 1, 2001. The Company estimates its January 2002 health membership to be approximately 15.6 million members, including 42% Risk and 58% ASC.

Outlook

The Company continues to implement the strategic repositioning of its business and is taking significant actions designed to improve profitability and competitiveness. As a result, certain key actions and the Company’s success in implementing them, and other matters discussed below, are expected to be significant drivers of the Company’s 2002 financial performance.

Medical Costs/Pricing Actions. The Company is taking certain actions designed to improve its medical cost ratios while also undertaking initiatives to improve relations with providers. The Company attempts to improve profitability through price increases and, where appropriate, through better underwriting and utilization management techniques. Premiums for full risk health plans are generally fixed for one-year periods and, accordingly, cost levels in excess of future medical cost projections reflected in pricing cannot be recovered in the contractual year through higher premiums. The Company has sought significant price increases for 2002 renewals to improve profitability. A significant portion of the Company’s Health Risk business renewed on January 1, 2002 and a majority will renew by July 1, 2002. As a result, the Company’s results for 2002 are particularly sensitive to the price increases it achieves for business renewing in the early part of the year. Medical cost trend (the rate of increase in medical costs) rose significantly in 2001. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2002 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Membership. Premium increases for 2002 renewals and other actions have reduced membership significantly for 2002. Actions affecting membership also include the exit of certain Medicare service areas and the exit of under-performing HMO commercial products in certain markets. The Company estimates its January 2002 health membership to be approximately 15.6 million members. Further premium increases in 2002 could result in additional membership reductions. The membership reductions resulting from pricing and other actions will affect revenue, but these actions are designed to help reduce medical cost ratios. However, if membership declines more than we expected or if we lose accounts with favorable medical cost experience while retaining accounts with unfavorable medical cost experience, our business and results of operations may be materially adversely affected.

Expense Initiatives. As membership declines and the Company continues to implement initiatives designed to improve the efficiency of its operations, the Company will need to continue to reduce selling, general and administrative expenses. As a result, the Company is taking actions to reduce its workforce by approximately 6,000 positions by the end of 2002, while at the same time attempting to improve customer service and comply with important new privacy and other regulations. The reduction of approximately 1,600 of these positions is expected to be achieved through attrition and approximately 4,400 positions (primarily customer service and regional field management) will be eliminated. (Refer to “Severance and Facilities Charge” for additional details.) The Company is also continuing to implement other cost-savings initiatives in 2002. As a result, the Company projects that its overall selling, general and administrative expenses for the health business will decline in 2002 as compared to 2001 levels. However, the Company also expects that due to the reduction in membership discussed above, its per member per month operating costs will increase in 2002.

The future performance of the Company in 2002 and beyond will depend in large part on its ability to design and implement its strategic and operational initiatives. If these initiatives do not achieve their objectives, or result in continued increases in medical cost trends or other adverse affects, the Company’s results in future periods would be materially adversely affected.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GROUP INSURANCE

Operating Summary

(Millions)	2001	2000	1999

Premiums:

Life	$1,052.1	$1,045.5	$1,118.9

Disability	267.4	238.7	216.7

Long-term care	59.1	44.4	41.3

Total premiums	1,378.6	1,328.6	1,376.9

Administrative services contract fees	32.3	34.3	44.3

Net investment income	286.0	300.9	294.5

Other income	4.0	4.1	.8

Net realized capital gains (losses)	.4	(49.0)	(8.0)

Total revenue	1,701.3	1,618.9	1,708.5

Current and future benefits	1,303.6	1,216.2	1,249.7

Salaries and related benefits	85.0	79.3	79.7

Other operating expenses	90.1	79.5	75.6

Total benefits and expenses	1,478.7	1,375.0	1,405.0

Income before income taxes	222.6	243.9	303.5

Income taxes	71.2	82.6	105.3

Net income	$151.4	$161.3	$198.2

Net realized capital gains (losses), net of tax (included above)	$.3	$(31.8)	$(5.2)

Results

Group Insurance net income for 2001 reflects a decrease of $10 million, when compared to 2000, which decreased $37 million when compared to 1999. Net income for 2001 includes $9 million for life insurance claims resulting from the events of September 11, 2001. Group Insurance expects to pay out approximately $35 million pretax ($14 million, net of reinsurance) in life insurance benefits to the beneficiaries of the victims relating to the events of September 11, 2001. Excluding the events of September 11, 2001 and net realized capital gains or losses, results for 2001 decreased $33 million, when compared to 2000, which decreased $10 million when compared to 1999. The decrease in results for 2001 is due primarily to increases in the benefit cost ratio (current and future benefits divided by premiums) and operating expenses as well as a decrease in net investment income. The decrease in results for 2000 is due primarily to increases in the benefit cost ratio and operating expenses, partially offset by higher net investment income. The benefit cost ratios, excluding the events of September 11, 2001, were 93.6% for 2001, 91.5% for 2000 and 90.8% for 1999.

Net realized capital gains for 2001 primarily reflect collections of previously charged-off mortgage loans, partially offset by bond losses resulting primarily from the write-down of certain bonds and capital losses on Treasury futures contracts used for duration management. Net realized capital losses for 2000 and 1999 primarily reflect the Company’s rebalancing of its investment portfolio in a rising interest rate environment.

To provide a comparison that management believes is more reflective of Group Insurance’s performance, the operating earnings discussion, including the information presented in the table that follows, excludes the impact of the events of September 11, 2001 ($9 million after tax) and net realized capital gains or losses.

(Millions)	2001	2000	1999

Operating earnings:

Life products	$116.5	$136.0	$164.6

Disability and Long-term care products	43.6	57.1	38.8

Total Group Insurance	$160.1	$193.1	$203.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GROUP INSURANCE (Continued)

Life Products

Life products include Basic Term Group Life Insurance, Group Universal Life, Supplemental or Voluntary programs and Accidental Death and Dismemberment coverage. Operating earnings for Life products decreased for 2001, when compared to 2000, primarily due to a decrease in net investment income as a result of lower limited partnership income, partially offset by mortgage loan prepayment fees in the first quarter of 2001. The decrease in operating earnings also reflects increases in operating expenses and the benefit cost ratio. Operating earnings for Life products decreased for 2000, when compared to 1999, primarily due to an increase in the benefit cost ratio resulting from less favorable mortality experience.

Disability and Long-term care Products

Disability and Long-term care products consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the costs of care in private home settings, adult day care, assisted living or nursing facilities. Operating earnings for 2001 decreased, when compared to 2000, primarily due to an increase in the benefit cost ratio for Disability products and, to a lesser extent, increases in operating expenses. The decrease in operating earnings was partially offset by an increase in net investment income primarily resulting from an increase in mortgage loan prepayment fees. The increase in the Disability benefit cost ratio reflects an increase in current and future benefits resulting from less favorable reserve developments than those in 2000, partially offset by selective premium rate increases on renewing business. Premiums also increased for Disability products in 2001, when compared to 2000, resulting from increased reinsurance activity. Operating earnings for Long-term care products increased for 2001, when compared to 2000, primarily resulting from a decrease in the benefit cost ratio due to an increase in premiums and more favorable claim experience. The increase in premiums for Long-term care products reflects increased enrollment for several large customers. Operating earnings for 2000 increased, when compared to 1999, primarily due to a decrease in the benefit cost ratio for Disability products resulting from favorable disability experience (including favorable reserve development) and higher net investment income levels offset in part by higher operating expenses and lower fees resulting from ASC membership losses.

Membership

Group Insurance’s membership was as follows:

(Thousands)	2001	2000

Life products	9,211	9,421

Disability products	2,140	2,149

Long-term care products	129	114

Total	11,480	11,684

Total Group Insurance membership as of December 31, 2001 decreased when compared to December 31, 2000. Group Insurance sales increased 260,000 members for 2001, compared to sales in 2000. This increase in sales was more than offset by membership lapses during 2001.

Outlook

The Company projects earnings in 2002 from Group Insurance products to be between $140 and $145 million due primarily to lower net investment income and to some degree, a weaker economy. The Company also expects membership for Group Insurance to remain flat to slightly higher in 2002 compared to December 31, 2001.

Refer to “Forward-Looking Information/Risk Factors” for information regarding important factors that may materially affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS

Operating Summary

(Millions)	2001	2000	1999

Premiums	$453.0	$139.7	$118.9

Net investment income	751.7	902.2	982.5

Other income	21.3	25.8	46.2

Net realized capital gains (losses)	(6.5)	6.3	24.2

Total revenue	1,219.5	1,074.0	1,171.8

Current and future benefits	1,154.7	937.3	981.3

Salaries and related benefits	17.0	16.8	19.8

Other operating expenses	4.5	8.2	11.5

Reductions of reserve for anticipated future losses on discontinued products	(94.5)	(146.0)	(77.2)

Total benefits and expenses	1,081.7	816.3	935.4

Income before income taxes	137.8	257.7	236.4

Income taxes	48.9	92.3	85.4

Net income	$88.9	$165.4	$151.0

Net realized capital gains (losses), net of tax (included above)	$(4.1)	$4.5	$15.8

Assets under management: (1)

Fully guaranteed discontinued products	$5,246.2	$5,490.0	$5,990.8

Experience-rated	6,476.3	7,008.5	7,932.1

Non-guaranteed	8,364.7	11,294.1	12,028.7

Total assets under management	$20,087.2	$23,792.6	$25,951.6

(1)	Excludes net unrealized capital gains of $176.0 million at December 31, 2001, $108.1 million at December 31, 2000 and net unrealized capital losses of $254.4 million at December 31, 1999.

Results

Large Case Pensions’ net income decreased $77 million in 2001 and increased $14 million in 2000. As further discussed under “Discontinued Products”, results for 2001 include a reduction of the reserve for anticipated future losses on discontinued products of $61 million primarily as a result of favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. Results in 2000 and 1999 also include reductions of the reserve for anticipated future losses on discontinued products of $95 million and $50 million, respectively, primarily resulting from favorable investment performance as well as favorable mortality and retirement experience. Excluding the discontinued products reserve releases and net realized capital gains and losses, results decreased $34 million in 2001 and $19 million in 2000.

The decreases in results for 2001 and 2000 continue to reflect the run off of underlying liabilities and related assets. Premiums, along with current and future benefits, increased during 2001 due to the funding of an early retirement program by an existing customer and a transfer of cash from separate accounts to the general account to purchase annuities for another large customer.

Assets under management at December 31, 2001 decreased, when compared to December 31, 2000, reflecting the continuing run off of liabilities underlying the business. With respect to non-guaranteed assets under management, certain separate account contractholders transferred assets to other funding vehicles during 2001 as a result of the sale of former Aetna’s financial services business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

General account assets supporting experience-rated products (where the contractholder, not the Company, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to participant or contractholder withdrawal. Experience-rated contractholder and participant withdrawals were as follows:

(Millions)	2001	2000	1999

Scheduled contract maturities and benefit payments (1)	$929.3	$870.7	$961.7

Contractholder withdrawals other than scheduled contract maturities and benefit payments (2)	218.1	220.4	489.2

Participant-directed withdrawals (2)	20.7	44.1	78.1

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)	At December 31, 2001, approximately $679 million of experience-rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $1.4 billion of experienced-rated contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Outlook

Large Case Pensions earnings are projected to be between $15 million and $20 million for 2002 as a result of the continuing run off of underlying liabilities and related assets.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect Large Case Pensions.

Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993. The Company established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the product obligations.

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve for anticipated losses. The Company’s results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

The results of discontinued products were as follows:

(Millions)	2001	2000	1999

Interest deficit (1)	$(17.0)	$(10.2)	$(18.3)

Net realized capital gains (losses)	13.8	(18.3)	(7.8)

Interest earned on receivable from continuing products	17.7	19.6	21.3

Other, net	13.4	9.7	12.4

Results of discontinued products, after tax	$27.9	$.8	$7.6

Results of discontinued products, pretax	$40.0	$(2.2)	$10.7

Net realized capital gains (losses) from sales of bonds, after tax (included above)	$29.9	$(58.3)	$(21.5)

(1)	The interest deficit is the difference between earnings on invested assets and interest credited to contractholders.

The interest deficit increased in 2001 primarily as a result of lower investment income on equity securities. The interest deficit for 2000 decreased compared to 1999 primarily as a result of higher investment income on equity securities. Net realized capital gains in 2001 were primarily due to gains on the sale of bonds in a declining interest rate environment, partially offset by capital losses on Treasury futures contracts used for duration management and the sale of equity securities. Net realized capital losses in 2000 and 1999 are due primarily to losses on bond sales in a then rising interest rate environment, partially offset by gains on the sale of equities.

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $345 million at December 31, 2001, $389 million at December 31, 2000 and $464 million at December 31, 1999, net of related deferred taxes payable.

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

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management’s best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with a decline in the commercial mortgage loan and real estate portfolios.

The previous years’ actual participant withdrawal experience is used for the current-year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the “Society”). In 1995, the Society published the 1994 Uninsured Pensioner’s Mortality table, which has been used since then.

The Company’s assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liability has run off.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31, 1998	$1,214.1

Operating income	10.1

Net realized capital losses	(11.9)

Mortality and other	12.5

Reserve reduction	(77.2)

Reserve at December 31, 1999	1,147.6

Operating income	16.1

Net realized capital losses	(31.1)

Mortality and other	12.8

Reserve reduction	(146.0)

Reserve at December 31, 2000	999.4

Operating income	3.2

Net realized capital gains	18.9

Mortality and other	17.9

Reserve reduction	(94.5)

Reserve at December 31, 2001	$944.9

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $61 million ($95 million pretax) of the reserve was released in 2001 primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. For 2000, $95 million ($146 million pretax) of the reserve was released primarily due to favorable investment performance related to certain equity investments, favorable mortality and retirement experience and the decrease in size of the overall bond portfolio, which decreased default risk. For 1999, $50 million ($77 million pretax) of the reserve was released primarily due to favorable investment performance. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2001 reserve balance is as follows:

(Millions)

2002	$29.1

2003	29.5

2004	30.0

2005	30.5

2006	30.9

2007 – 2011	162.3

2012 – 2016	161.4

2017 – 2021	142.4

2022 – 2026	113.6

Thereafter	215.2

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

The expected liability (as of December 31, 1993) and actual balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

1999	$1,214.5	$4,472.1	$902.1	$4,566.0

2000	690.7	4,357.9	548.8	4,462.5

2001	352.9	4,238.9	261.5	4,512.6

The GIC balances were lower than expected in each period, as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts. The increase in the 2001 actual SPA balance, when compared to 2000, is due to the transfer of funds from separate accounts to purchase guaranteed annuities in the Company’s general account, under an existing contract.

The discontinued products investment portfolio is as follows:

(Millions)	December 31, 2001		December 31, 2000

Class	Amount	Percent	Amount	Percent

Debt securities available for sale	$3,573.8	66.8%	$3,898.0	69.8%

Loaned securities (1)	131.9	2.5	121.1	2.2

Total debt securities	3,705.7	69.3	4,019.1	72.0

Mortgage loans	822.1	15.4	784.1	14.0

Investment real estate	130.4	2.4	129.2	2.3

Equity securities	211.0	3.9	205.5	3.7

Other (2)	481.4	9.0	445.5	8.0

Total	$5,350.6	100.0%	$5,583.4	100.0%

(1)	Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company’s securities lending program.

(2)	Amount includes restricted debt securities of $55.7 million at December 31, 2001 and $55.9 million at December 31, 2000 included in long-term investments on the Consolidated Balance Sheets.

The investment portfolio has declined from 2000, as assets were used to pay off contractual liabilities. As mentioned above, the investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were reinvested in debt and equity securities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company’s exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2001, 31% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2001 when compared to December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

Distributions on discontinued products were as follows:

(Millions)	2001	2000	1999

Scheduled contract maturities, settlements and benefit payments	$835.7	$917.8	$1,246.9

Participant-directed withdrawals	5.6	9.6	14.9

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 2001, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2002	$701.6

2003	547.5

2004	513.3

2005	486.7

2006	476.3

2007 – 2011	2,227.4

2012 – 2016	1,881.7

2017 – 2021	1,485.7

2022 – 2026	1,093.4

Thereafter	1,758.4

Refer to Note 10 of Notes to Consolidated Financial Statements and “Total Investments” for additional information.

CORPORATE INTEREST

Effective for 2001, overhead costs previously included in Corporate have been integrated into the business segments and reported in operating expenses, including salaries and related benefits. Corresponding information for 2000 and 1999 has been restated to reflect this change. Corporate interest expense represents interest incurred on the Company’s long- and short-term debt and is not recorded in the Company’s business segments.

After-tax interest expense was $93 million for 2001, $161 million for 2000 and $151 million for 1999. The decrease in interest expense for 2001, when compared to 2000, is primarily a result of lower levels of debt as a result of the Transaction as well as lower short-term rates during 2001. The increase in interest expense for 2000, when compared to 1999, primarily resulted from additional debt incurred in connection with the PHC acquisition in August 1999 and an increase in interest rates.

Outlook

Interest expense is expected to be between $90 and $95 million after tax for 2002. Refer to “Liquidity and Capital Resources” for more information on the Company’s issuance of debt securities during 2001 and an interest rate swap agreement entered into in December 2001.

Refer to “Forward-Looking Information/Risk Factors” for information regarding important factors that may materially affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGES

2001 Severance and Facilities Charge

In fourth quarter 2001, the Company recorded a severance and facilities charge of $125 million after tax relating to the implementation of initiatives that are intended to improve the Company’s overall future performance. The initiatives include seeking to reduce 2002 expenses, reorganization and realignment of Health Care operations to better align our business resources with our new customer market-focused approach, business process improvements, product market withdrawals, continued migration off the PHC systems and vacating certain facilities (primarily customer service-related locations) (the “2001 Plan”).

The 2001 charge included $85 million after tax for severance activities relating to the elimination of approximately 4,400 employee positions (primarily customer service and regional field management functions) and $40 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities that will be vacated. The 2001 Plan will be completed by December 31, 2002.

The Company eliminated 757 positions and used approximately $50 million pretax of reserves through December 31, 2001. Refer to Note 9 of Notes to Consolidated Financial Statements for more details.

The Company expects to make severance payments for employee positions eliminated prior to December 31, 2002 of approximately $75 million after tax in 2002 and approximately $7 million after tax in 2003. Rental payments on facilities to be partially or fully vacated prior to December 31, 2002, net of anticipated sublease rentals and related costs, is expected to be approximately $17 million after tax in 2002 and approximately $28 million after tax in 2003 through 2008.

The 2001 Plan is expected to result in a reduction in salaries and related benefits of approximately $113 million after tax in 2002 and approximately $141 million after tax in 2003 and annually thereafter, as well as a reduction in other operating expenses due to reduced rent expense of approximately $16 million after tax in 2002 and approximately $24 million after tax in 2003 through 2008.

The expected impact on after-tax future cash flows as a result of employee positions to be eliminated and facilities to be vacated under the 2001 Plan is an increase in cash flows from operating activities of approximately $38 million in 2002, approximately $135 million in 2003 and approximately $141 million annually thereafter, reflecting expected cost savings, net of termination payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGES (Continued)

2000 Severance and Facilities Charge

In December 2000, the Company recorded a severance and facilities charge of $93 million after tax in connection with the implementation of the following strategic initiatives intended to strengthen the Company’s competitiveness, improve its profitability and concentrate its resources on its core mission as a health care and related benefits company (the “2000 Plan”):

•	The elimination of targeted unprofitable membership and a reduction in associated expenses;

•	The reorganization of the sales force to place greater emphasis on higher-potential middle-market business and to more efficiently serve smaller cases, while enhancing the Company’s customer relationships and important national accounts franchise, and to result in a sales organization that is designed to be smaller but more effective at both selling and retaining business;

•	Reductions in personnel due to re-engineering of processes and systems used in the claim payment and member services area;

•	The continued integration of PHC; and

•	The integration and elimination of duplicate staff functions.

This charge included $80 million after tax for severance activities relating to the elimination of approximately 2,400 employee positions (primarily regional sales personnel, customer service, information technology and other staff-area personnel) and $13 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, which were vacated, primarily related to the integration of the PHC business. Implementation of the 2000 Plan began in December 2000 and was completed by December 31, 2001. Refer to Note 9 of Notes to Consolidated Financial Statements for more details.

RESULTS OF DISCONTINUED OPERATIONS

The Company is the successor of former Aetna for accounting purposes and, accordingly, the account balances and activities of the financial services and international businesses for periods prior to December 13, 2000 have been segregated and reported as discontinued operations. The Company reported income from discontinued operations of $255 million in 2000 and $317 million in 1999. Income from discontinued operations in 2000 includes a charge for the reserve for net costs associated with the Transaction of approximately $174 million after tax. These costs, which were directly associated with the sale of the financial services and international businesses, were included in the results of discontinued operations for 2000 and related to certain compensation-related arrangements, costs for outside financial and legal advisors, income taxes related to legal entity realignment, payments for the settlement of certain former Aetna employee stock options held by employees of the sold businesses and various other expenses related to the change in control of former Aetna. During the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million after tax, which management determined were no longer necessary. Included in the cost associated with the Transaction was the release of approximately $53 million of previously established reserves in connection with prior dispositions of businesses reflected as discontinued operations. Refer to Note 19 of Notes to Consolidated Financial Statements for more details on the results of discontinued operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS

Investments disclosed in this section relate to the Company’s total portfolio (including assets supporting discontinued products and experience-rated products).

The Company’s investment objective is to fund policyholder and other liabilities in a manner that enhances shareholder and contractholder value, subject to appropriate risk constraints. The Company seeks to meet this investment objective through a mix of investments that reflect the characteristics of the liabilities they support; diversify the types of investment risks by interest rate, liquidity, credit and equity price risk; and achieve asset diversification by investment type and industry. The Company regularly projects duration and cash flow characteristics of its liabilities and seeks to make appropriate adjustments in its investment portfolios.

Total investments at December 31 were as follows:

(Millions)	2001	2000

Debt securities available for sale	$13,446.0	$13,869.9

Loaned securities	608.1	584.1

Total debt securities	14,054.1	14,454.0

Mortgage loans	2,045.0	2,201.2

Equity securities	242.1	240.1

Other investment securities	689.2	322.4

Investment real estate	359.7	319.2

Other (1)	1,468.9	1,448.0

Total investments	$18,859.0	$18,984.9

(1)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $691.6 million at December 31, 2001 and $667.2 million at December 31, 2000 included in long-term investments on the Consolidated Balance Sheets.

Debt Securities

Debt securities represented 75% and 76% of the Company’s total general account invested assets at December 31, 2001 and 2000, respectively, and supported the following types of products:

(Millions)	2001	2000

Supporting discontinued products	$3,705.7	$4,019.1

Supporting experience-rated products	2,167.4	2,344.4

Supporting remaining products	8,181.0	8,090.5

Total debt securities	$14,054.1	$14,454.0

Debt securities reflect net unrealized capital gains of $266 million at December 31, 2001 compared with net unrealized capital gains of $80 million at December 31, 2000. Of the net unrealized capital gains at December 31, 2001, $107 million relate to assets supporting discontinued products and $64 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2000, $93 million relate to assets supporting discontinued products and $17 million relate to experience-related products.

The debt securities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company’s investments in debt securities had an average quality rating of A+ at December 31, 2001 and 2000 (32% were AAA at December 31, 2001 and 2000). “Below investment grade” debt securities carry a rating of below BBB-/Baa3 and represented 7% of the portfolio at December 31, 2001 and December 31, 2000, of which 23% at December 31, 2001 and 20% at December 31, 2000 support discontinued and experience-rated products. Refer to Note 5 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

Mortgage Loans

The Company’s mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)	2001	2000

Supporting discontinued products	$822.1	$784.1

Supporting experience-rated products	563.1	660.4

Supporting remaining products	659.8	756.7

Total mortgage loans	$2,045.0	$2,201.2

During 2001 and 2000, the Company managed its mortgage loan portfolio to maintain the balance, relative to invested assets, by selectively pursuing refinance and new loan opportunities. The mortgage loan portfolio balance represented 11% and 12% of the Company’s total invested assets at December 31, 2001 and 2000, respectively.

Problem, restructured and potential problem loans included in mortgage loans were $174 million at December 31, 2001 and $194 million at December 31, 2000, of which 92% at December 31, 2001 and 84% at December 31, 2000 support discontinued and experience-rated products. Specific impairment reserves on these loans were $26 million at December 31, 2001 and $30 million at December 31, 2000. Refer to Notes 2 and 5 of Notes to Consolidated Financial Statements for additional information.

At December 31, 2001 scheduled mortgage loan principal repayments were as follows:

(Millions)

2002	$161.3

2003	588.2

2004	157.3

2005	76.0

2006	141.3

Thereafter	953.4

Risk Management and Market-Sensitive Instruments

The Company manages interest rate risk by seeking to maintain a tight duration band where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company’s use of derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, forward contracts and futures contracts. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to “Liquidity and Capital Resources — Long-term Debt” and Note 6 of Notes to Consolidated Financial Statements for additional information.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

The risks associated with investments supporting experience-rated pension, annuity and life products in the Large Case Pensions business are assumed by those contractholders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to “Large Case Pensions — Discontinued Products”).

Management also reviews, on a quarterly basis, the impact of hypothetical net losses in the Company’s consolidated near-term financial position, results of operations and cash flows assuming certain changes in market rates and prices were to occur. The potential effect of interest rate risk on near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which the Company believes represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for the Company’s intermediate-term available-for-sale debt securities) and an immediate decrease of 15% in prices for domestic equity securities.

Based on the Company’s overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company as of December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and using overall cash flows from premiums, deposits and income received on investments. The Company monitors the duration of its debt securities portfolio (which is highly marketable) and mortgage loans, and executes its purchases and sales of these investments with the objective of having adequate funds available to satisfy the Company’s maturing liabilities. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.

Cash flows used by operating activities were approximately $34 million for 2001. Excluding the impact of changes in insurance reserves related to the Large Case Pensions business segment, cash flows provided from operating activities were approximately $168 million. Uses of cash of $34 million reflects approximately $130 million for the funding of expenses accrued at December 31, 2000 related to discontinued operations and change-in-control related amounts as a result of the sale of the financial services business in late 2000, as well as income tax payments made, offset in part by net reductions in receivables for premiums and pharmacy-related amounts. Refer to the “Consolidated Statements of Cash Flows” for additional information.

Dividends

On September 28, 2001, the Company’s Board of Directors (the “Board”) declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 14, 2001, which was paid on November 30, 2001. The Board reviews the Company’s common stock dividend annually. Among the factors to be considered by the Board in determining the amount of the dividend are the Company’s results of operations and the capital requirements, growth and other characteristics of its businesses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Financings, Financing Capacity and Capitalization

At December 31, 2001, the Company’s borrowings were $1.7 billion, consisting of $1.6 billion of senior notes referred to below and approximately $110 million of commercial paper. The Company’s total debt to capital ratio (total debt divided by total debt and shareholders’ equity, adjusted for unrealized gains or losses on available-for-sale investment securities) was 14.8% at December 31, 2001. Refer to “Goodwill and Other Acquired Intangible Assets” for additional information relating to a new accounting standard issued by the Financial Accounting Standards Board, which will increase the Company’s debt to capital ratio, as well as Note 13 of Notes to Consolidated Financial Statements, for additional information.

The Company continually monitors existing and alternative financing sources to support its capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.

Long-term Debt

On February 14, 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. On March 2, 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. On June 18, 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041. Net proceeds from these issuances totaled approximately $1.6 billion and were used to reduce outstanding commercial paper borrowings.

In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.5% at swap inception). In accordance with the Company’s accounting policy for fair value hedges, the change in the fair value of the interest rate swap and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings (no material change in value occurred during the period ended December 31, 2001). Because the terms of the interest rate swap agreement match the terms of the senior notes, the gain or loss on the swap and the senior notes will generally be offsetting. The swap agreement contains bilateral credit protection covenants which, depending on credit ratings, obligates each party to post collateral equal to the fair value of the swap. The Company was not required to post collateral as of February 20, 2002.

Short-term Debt

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities, which together provide for an aggregate borrowing capacity of $800 million. These facilities consist of a $300 million credit facility which terminates in November 2002 and a $500 million credit facility which terminates in December 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (Continued)

These facilities contain financial covenants. Under the terms of its credit facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter and is decreased by up to $300 million for certain non-recurring after-tax charges (“excluded charges”). In addition, the minimum level of shareholders’ equity will be decreased, upon the initial application of FAS No. 142, for an amount equal to the Company’s goodwill impairment, which is discussed in more detail in Note 2 of Notes to Consolidated Financial Statements. At December 31, 2001, the required minimum level was $7.3 billion. The Company met this requirement at December 31, 2001. The Company is also required to maintain its ratio of total debt to consolidated annualized earnings at or below 3.0 (for quarters ending March 31, 2002 or later the required ratio is debt to consolidated earnings for the prior four quarters). For this purpose, consolidated earnings equals net income plus interest expense, income tax expense, depreciation expense, amortization expense, excluded charges, any goodwill impairment resulting from the adoption of FAS No. 142 and any extraordinary gains or losses. The Company met this requirement at December 31, 2001. Failure to meet the financial covenants would affect both the Company’s ability to borrow under the facilities and the commercial paper program. The maximum amount of domestic short-term borrowings outstanding during 2001 was $1.9 billion (the Company had an aggregate borrowing capacity under its credit facilities of up to $2.5 billion during 2001 which it reduced in connection with its bond offerings and reduction of short-term borrowings).

On February 13, 2002, Moody’s Investors Service downgraded the Company’s senior debt rating from Baa2 to Baa3, the Company’s commercial paper rating from P2 to P3 and Aetna Life Insurance Company’s claims paying/financial strength rating from A2 to A3. This downgrade is not expected to materially affect either the Company’s ability to borrow or the cost of borrowing. The Company’s ability to borrow under its commercial paper program, as well as the cost of such borrowings, could be adversely affected if its ratings were downgraded further, however a ratings downgrade would not affect the Company’s ability to borrow under its revolving credit facilities as an alternative.

Financing Obligations

The Company’s financing obligations generally include debt, lease payment obligations and commitments to fund certain of its investments in equity limited partnership investments and commercial mortgage loans. At December 31, 2001, annual payments required by the Company, through 2006, relating to these financing obligations are as follows:

(Millions)	2002	2003	2004	2005	2006

Long-term debt (1)	$128.1	$128.1	$128.1	$128.1	$550.4

Noncancelable leases (2)	207.6	163.4	132.5	106.9	87.7

Funding requirements for equity limited partnership investments	134.0	54.9	52.7	23.5	20.0

Funding requirements for commercial mortgage loans	79.0	—	—	—	—

Total	$548.7	$346.4	$313.3	$258.5	$658.1

(1)	The interest payments for each of the periods presented does not consider the interest rate swap discussed above.

(2)	Noncancelable lease payments including approximately $14 million in 2002 declining to approximately $10 million in 2006 relating to operating lease payments between the Company and an independent third party grantor trust primarily for furniture and aircraft.

The Company also uses derivative instruments, generally limited to hedging purposes, principally consisting of interest rate swap agreements, forward contracts and futures contracts. These derivative instruments are not expected to materially affect the near-term financial position or cash flows of the Company. Refer to “Total Investments — Risk Management and Market-Sensitive Investments” for more information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Other than as noted above, the Company does not have any material off-balance sheet arrangements, trading activities involving non-exchange traded contracts accounted for at fair value or relationships with persons or entities that derive benefits from a non-independent relationship with the Company or the Company’s related parties.

Common Stock Transactions

The Company’s Board has authorized the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $200 million), subject to periodic reauthorization by the Board. The Company repurchased 2,600,000 shares of common stock at a cost of approximately $96 million during the first quarter of 2001 pursuant to this authorization. The Company repurchased these shares in the open market, primarily to seek to mitigate any dilution resulting from employee option exercises and funded these repurchases by using net proceeds available from the option exercises. The Company ceased share repurchases at the end of the first quarter of 2001. Refer to Note 14 of Notes to Consolidated Financial Statements for further discussion related to the Company’s common stock.

Restrictions on Certain Payments by the Company

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.’s HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to service its debt, meet its other financing obligations or pay dividends, or the ability of any of Aetna Inc.’s subsidiaries to service debt or other financing obligations, if any. Under regulatory requirements, the amount of dividends that may be paid to Aetna Inc. by its domestic insurance and HMO subsidiaries at December 31, 2001 without prior approval by state regulatory authorities is limited to approximately $340 million in the aggregate.

Solvency Regulation

The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2001, the RBC ratio of each of the Company’s primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2001, at February 15, 2002, each of the Company’s active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. Refer to Note 15 of Notes to Consolidated Financial Statements for information relating to the rules on codification of statutory accounting principles. External rating agencies use their own RBC standards as part of determining a company’s rating.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CRITICAL ACCOUNTING POLICIES

The accounting policies described below are those the Company considers critical in preparing its Consolidated Financial Statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used by the Company in preparing its financial statements is included in Note 2 of Notes to the Consolidated Financial Statements.

Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts)

The Company’s revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in Company records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectable accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.

Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations, etc. These adjustments are known as retroactivity adjustments. The Company estimates the amount of future retroactivity each period and adjusts the billed revenue accordingly. The estimates are based on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity becomes known, the Company refines its estimates and records any required adjustments at that time. A significant change in the level of retroactivity would have a significant effect on Health Care’s results of operations.

The Company also estimates the amount of uncollectable receivables each period and establishes an allowance for uncollectable amounts. The amount of the allowance is based on the age of unpaid amounts, information about the creditworthiness of customers, and other relevant information. Estimates of uncollectable amounts are revised each period, and changes are recorded in the period they become known. A significant change in the level of uncollectable amounts would have a significant effect on the Company’s results of operations.

Health Care and Insurance Liabilities

The Company establishes health care and insurance liabilities for benefit claims that have been reported but not paid, claims that have been incurred but not reported and future policy benefits earned under insurance contracts. These reserves and the related benefit expenses are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and seasonality, which are described in the Notes to the Consolidated Financial Statements. For Health Care, the factor that has the greatest impact on the Company’s financial results is the medical cost trend, which is the rate of increase in health care costs. For Group Insurance, the important factors considered are the level of interest rates, expected investment returns, mortality rates, the rate that covered individuals suffer disability, and the recovery rate of those with disabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CRITICAL ACCOUNTING POLICIES (Continued)

Each period, the Company estimates the relevant factors, based primarily on historical data and uses this information to determine the assumptions underlying its reserve calculations. An extensive degree of judgement is used in this estimation process. For health care costs payable, the reserve balances and the related benefit expenses are highly sensitive to changes in the assumptions used in the reserve calculations. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after-tax results by approximately $75 million for 2001. Any adjustments to prior period reserves are included in the benefit expense of the period in which the need for the adjustment becomes known. Due to the considerable variability of health care costs, adjustments to health reserves occur each quarter and are sometimes significant. For Group Insurance, and specifically disability reserves, a 100 basis points change in interest rates would result in approximately a 10 basis point change in the portfolio rate, due to the long-term nature of disability liabilities and related assets supporting these liabilities. A 10 basis point change in the portfolio rate would have changed after-tax results by approximately $2 million for 2001.

The Company discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the runoff period. Since 1993, there have been several adjustments to reduce this reserve that have increased net income. These adjustments occurred primarily because investment experience has been better than was projected at the time the products were discontinued. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income.

In cases where estimated health care and group insurance costs are so high that future losses on a given product are expected, the Company establishes premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.

Investments

Investments are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

Testing for impairment of investments also requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other than temporary are the key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The current economic environment and recent volatility of securities markets increase the difficulty of determining fair value and assessing investment impairment. The same influences tend to increase the risk of potentially impaired assets.

The Company seeks to match the maturities of invested assets with the payment of expected liabilities. By doing this, the Company attempts to make cash available as payments become due. If a significant mismatch of the maturities of assets and liabilities were to occur, the impact on the Company’s results of operations could be significant.

Goodwill and Other Acquired Intangible Assets

The Company has made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under generally accepted accounting principles in effect through December 31, 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CRITICAL ACCOUNTING POLICIES (Continued)

Effective in 2002, goodwill will no longer be amortized but will be subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. Estimated fair value is typically less than values based on undiscounted operating earnings because fair value estimates include a discount factor in valuing future cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, additional impairment losses could be recorded in the future. See “Goodwill and Other Acquired Intangible Assets” below for additional information.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

At December 31, 2001, goodwill, which represents the excess of cost over the fair value of net assets acquired, was $6.6 billion and other acquired intangible assets (primarily customer lists, health provider networks, work force and computer systems) were $703 million or approximately 67% and 7%, respectively, of consolidated shareholder’s equity. During 2001, goodwill amortization was $195 million after tax and the amortization of other acquired intangible assets was $142 million after tax. The amortization of other acquired intangible assets reflects management’s estimate of the useful life of acquired intangible assets, generally over various periods not exceeding 25 years. In compliance with the Company’s accounting policy for goodwill recoverability prior to January 1, 2002, management’s estimate of the useful life of goodwill was over periods not exceeding 40 years. The risk associated with the carrying value of goodwill and other acquired intangible assets was whether undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) would have been sufficient to recover the carrying value. The Company regularly evaluated the recoverability of goodwill and other acquired intangible assets and such amounts were determined to be recoverable.

The Company wrote off goodwill of approximately $310 million ($238 million after tax) in the fourth quarter of 2000 under its accounting policy for goodwill recoverability, primarily related to its Medicare market exits, as well as to an investment in a medical information services business, given a re-evaluation of its strategy for this business. Refer to “Critical Accounting Policies” and Note 2 of Notes to Consolidated Financial Statements for more information on the Company’s accounting policy for goodwill recoverability.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 142, Goodwill and Other Intangible Assets. This standard, which became effective for the Company on January 1, 2002, eliminates goodwill amortization from the income statement and requires an evaluation of goodwill for impairment upon adoption of the standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. For these evaluations, the Company is using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations utilize many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings to be derived from the Company’s turnaround initiatives. (Refer to “Overview — Turnaround Initiatives” for more information). If these turnaround initiatives do not achieve their earnings objectives, the assumptions and estimates underlying this goodwill impairment evaluation as well as the ultimate amount of the goodwill impairment could be adversely affected. Impairment resulting from the initial application of this standard will be classified as a cumulative effect of a change in accounting principle. Subsequent impairments, if any, would be classified as an operating expense. Also, intangible assets that meet certain criteria will qualify for recording on the balance sheet and will continue to be amortized in the income statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS (Continued)

The Company anticipates recording an impairment of goodwill in the first quarter of 2002, as a result of adopting this standard, of approximately $3 billion. This impairment will increase the Company’s ratio of debt to total capitalization (refer to Note 13 of Notes to Consolidated Financial Statements for information on the Company’s credit facilities.) Although this standard will increase the Company’s results of operations in future periods due to the elimination of goodwill amortization from the Company’s income statement, any subsequent impairments, after initial application, would result in a charge to earnings, as discussed above. The Company expects that its amortization of intangibles in 2002 will be approximately $85 million after tax and there will be no amortization of goodwill.

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive and detailed state and federal regulation throughout the United States in the jurisdictions in which we do business. Supervisory agencies, including (depending on the state) state health, insurance, corporation and securities departments, have broad authority to:

•	grant, suspend and revoke licenses to transact business;

•	regulate many aspects of the products and services we offer;

•	assess fines, penalties and/or sanctions;

•	monitor our solvency and reserve adequacy; and

•	regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts are subject to examination at regular intervals by these agencies.

In addition, the federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or would materially impact various aspects of the health care system. Many of these changes are described below. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

HEALTH CARE REGULATION

General

The federal government and the governments of the states in which we conduct our health operations have adopted laws and regulations that govern our business activities in various ways. These laws and regulations may restrict how we conduct our businesses and may result in additional burdens and costs to us. Areas of governmental regulation include:

•	licensure

•	policy forms, including plan design and disclosures

•	premium rates and rating methodologies

•	underwriting rules and procedures

•	benefit mandates

•	eligibility requirements

•	service areas

•	market conduct

•	utilization review activities

•	payment of claims, including timeliness and accuracy of payment

•	member rights and responsibilities

•	sales and marketing activities

•	quality assurance procedures

•	disclosure of medical and other information

•	provider rates of payment

•	surcharges on provider payments

•	provider contract forms

•	delegation of risk and other financial arrangements

•	agent licensing

•	financial condition (including reserves) and

•	corporate governance

These laws and regulations are subject to amendments and changing interpretations in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. To establish a health insurance company or an HMO in any state where we do not presently operate, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal.

Group Pricing and Underwriting Restrictions

Pricing and underwriting regulation by states includes various statutes that limit the flexibility of Aetna and other health insurers relative to their underwriting and rating practices, particularly for small employer groups. These laws vary by state. In general they apply to certain business segments and limit the ability of the Company to set prices or renew business, or both, based on specific characteristics of the group or the group’s prior claim experience.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Many of these laws limit the differentials in rates carriers may charge between new and renewal business, and with respect to small groups with similar demographic characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.

The federal Health Insurance Portability and Accountability Act of 1996, known as HIPAA, generally requires carriers that write small business in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits. HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals. The law further limits exclusions based on preexisting conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame. HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions. For example, certain states have modified HIPAA’s small group definition (2-50 employees) to include groups of one.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general Aetna has elected not to participate in voluntary pools, but even in these states the Company may be subject to certain supplemental assessments related to the state’s small group experience.

HIPAA Administrative and Privacy Regulation; Gramm-Leach-Bliley Act

HIPAA and its regulations also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the United States Department of Health and Human Services, known as HHS, to issue standards for administrative simplification, as well as privacy and security of medical records and other individually identifiable patient data. HIPAA requirements apply to plan sponsors, health plans, health care providers and health care clearinghouses that transmit health information electronically. Regulations adopted to implement HIPAA also require that business associates acting for or on behalf of these HIPAA-covered entities be contractually obligated to meet HIPAA standards. HIPAA regulations establish significant criminal penalties and civil sanctions for noncompliance, and could expose us to additional liability for, among other things, violations by our business associates.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, we believe the law will initially bring about significant and, in some cases, costly changes. We expect that we will incur additional expenses to comply with, and that our business could be adversely affected by these regulations in future periods. Refer to “Health Care” for more information regarding these expenses.

HHS has released two rules to date mandating the use of new standards with respect to certain health care transactions, including health information. The first rule requires the use of uniform standards for common health care transactions, including health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits, and it establishes standards for the use of electronic signatures. The new transaction standards became effective in October 2000, and we will be required to comply with them by October 16, 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Second, HHS has developed new standards relating to the privacy of individually identifiable health information. In general, these regulations restrict the use and disclosure of medical records and other individually identifiable health information held by health plans and other affected entities in any form, whether communicated electronically, on paper or orally, subject only to limited exceptions. In addition, the regulations provide patients with new rights to understand and control how their health information is used. These regulations do not preempt more stringent state laws and regulations that may apply to us. The privacy standards became effective on April 14, 2001, and we must comply with them by April 14, 2003. One set of regulations integral to administration and privacy under HIPAA has yet to be published. It will address security requirements to be met regarding accessibility of personal health information. In addition, as a result of concerns raised by employers, providers, health plans and others, HHS is expected to initiate a new rulemaking process in 2002 to address some of the issues not adequately addressed in the existing regulations and guidelines issued in 2001.

In addition, provisions of the Gramm-Leach-Bliley Act generally require insurers to provide customers with notice regarding how their personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares non-public personal information with a non-affiliated third party. Like HIPAA, this law sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection. The Gramm-Leach-Bliley Act also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits fields.

LEGISLATIVE AND REGULATORY INITIATIVES

There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government or many states, or both, including states in which we have substantial health care membership, have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:

•	Eliminating or reducing the scope of pre-emption by the Employee Retirement Income Security Act of 1974 (“ERISA”), which would among other things expose health plans to expanded liability for punitive and other extra-contractual damages	• •	Prohibiting financial incentives based on utilization of services Imposing substantial penalties for failure to pay claims within specified time periods

•	Extending malpractice and other liability exposure for decisions made by health plans	•	Prohibiting or limiting arrangements designed to manage medical costs and improve quality of care, such as capitated arrangements with providers or provider financial incentives

• •	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (e.g. infertility treatment, experimental pharmaceuticals)

	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs or chiropractors	•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan.)

•	Mandating expanded consumer disclosures and notices	•	Imposing payment levels for out-of-network care

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

•	Mandating expanded coverage for emergency services	•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition

•	Mandating liberalized definitions of medical necessity	•	Restricting health plan claim and related procedures

•	Mandating liberalized internal and external grievance and appeal procedures (including expedited decision making)	•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan

•	Mandating maternity and other lengths of hospital inpatient stay	•	Extending benefits available to workers who lose their jobs and other uninsureds

		•	Restricting or eliminating the use of formularies for prescription drugs

		•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs caused by potential legislation or regulation.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. The United States Supreme Court has a number of cases before it addressing the preemptive effect of ERISA on state laws, and may issue important decisions on these cases during 2002. Legislative initiatives discussed above include state legislative activity in several states that, should it result in enacted legislation that is not preempted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

Patients’ Bill of Rights Legislation

Different versions of Patients’ Bill of Rights legislation (“PBOR”) passed the United States Senate and House of Representatives in 2001. Either version could expand the Company’s potential exposure to lawsuits. Final legislation could expose the Company to unlimited economic damages, and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of so-called “medical necessity” and other coverage determinations. Congress has convened a conference committee to attempt to resolve differences between the Senate and House Bills, including such matters as the amount of allowable lawsuit damages, whether cases would be governed by federal or state law, and whether such actions would be brought in federal or state courts. The Company cannot predict whether a PBOR will be enacted into law or what form any such law might take.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

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

ERISA

The provision of services to certain employee benefit plans, including certain health, group insurance and large case pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (the “DOL”). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, some states require licensure or registration of companies providing third-party claims administration services for benefit plans.

In 2001 the DOL promulgated extensive new regulations under ERISA setting out standards for claim payment and member appeals along with associated notice and disclosure requirements. These rules took affect for employers with plan years beginning on or after January 1, 2002 for disability plans, and on or after July 1, 2002 for health plans. The company has invested significant time and attention to compliance with these new standards, which represent an additional regulatory burden for the Company.

Large Case Pensions’ products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. In December 1993, in a case involving an employee benefit plan and an insurance company, the United States Supreme Court ruled that assets in the insurance company’s general account that were attributable to a portion of a group pension contract issued to the plan that was not a “guaranteed benefit policy” were “plan assets” for purposes of ERISA and that the insurance company had fiduciary responsibility with respect to those assets. In reaching its decision, the Supreme Court declined to follow a 1975 DOL interpretive bulletin that had suggested that insurance company general account assets were not plan assets.

The Small Business Job Protection Act (the “Act”) was signed into law in 1996. The Act created a framework for resolving potential issues raised by the Supreme Court decision. The DOL issued final regulations as required by the Act on January 5, 2000. The regulations provide that insurers generally will not have ERISA fiduciary duties with respect to general account assets held under contracts that are not guaranteed benefit policies based on claims that those assets are plan assets provided certain disclosures are made to policyholders annually. The relief afforded extends to conduct that occurred before July 5, 2001. The conference report relating to the Act states that policies issued after December 31, 1998 that are not guaranteed benefit policies will be subject to ERISA’s fiduciary obligations. We are not currently able to predict how these matters may ultimately affect our businesses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Medicare

In 1997, the federal government passed legislation related to Medicare that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method has reduced the premiums payable to us compared to the old method, although the level and extent of the reductions varies by geographic market and depends on other factors. The legislation also requires us to pay a “user fee.” The changes began to be phased in on January 1, 1998 and will continue to be phased in through 2002. The federal government also began to phase in risk adjustments to its premium payments which will occur over several years. While the phase-in provisions provide us with an opportunity to offset some of the premium reductions, the risk adjustments and the user fee (by adjusting the supplemental premiums that members pay to us and by adjusting the benefits included in our products), the adjustments we can make may not fully off-set the reductions in premiums from the government. Because of these reduced premiums and the user fee, as well as other factors including certain Medicare+Choice regulations issued by CMS, we decided not to renew our Medicare HMO contracts (or to reduce contract service areas) in certain areas effective January 1, 2002. We also had not renewed our Medicare HMO contracts or reduced service areas in certain other areas effective January 1, 2001 and January 1, 2000. Refer to “Health Care” for more information.

HMO and Insurance Holding Company Laws

A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as us under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states’ insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to “Liquidity and Capital Resources.”

The holding company laws for the states of domicile of Aetna and its subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as our parent company, Aetna Inc.) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Guaranty Fund Assessments

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. Refer to “Health Care” for information regarding assessments recorded in 2000 related to New Jersey business. There were no material charges to earnings for guaranty fund obligations during 2001, or 1999.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the “1995 Act”) provides a “safe harbor” for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We want to take advantage of these safe harbor provisions.

Certain information contained in this Management’s Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the headings “Outlook” in the discussion of results of operations of each of our businesses and (2) “Total Investments - Risk Management and Market-Sensitive Instruments”. In writing this Management’s Discussion and Analysis, we also used the following words, or variations of these words and similar expressions, where we intended to identify forward-looking statements:

•	Expects	•	Anticipates	•	Plans	•	Seeks

•	Projects	•	Intends	•	Believes	•	Estimates

Forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of significant uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from those statements. You should not put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Management’s Discussion and Analysis or elsewhere in this Report. These risks and other factors may affect forward-looking statements, including those in this Management’s Discussion and Analysis or made elsewhere, and/or our business generally. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

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

Substantially increasing medical costs caused our financial results in both 2000 and 2001 to decline significantly, and we cannot assure you that these cost increases will not continue or worsen. We continue to implement a number of strategic and operational initiatives with the goal of improving the performance of our business. These initiatives include, among other things, addressing rising medical costs, implementing a new customer market approach, improving the efficiency of operations, improving relations with health care providers, and exiting certain products within markets. The future performance of our business will depend in large part on our ability to design and implement these strategic initiatives. If these initiatives do not achieve their objectives or result in increased medical costs, our results could continue to be adversely affected. Refer to “Overview” for more information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

We experienced larger-than-expected increases in medical costs in both 2000 and 2001, which we believe were also larger than those experienced by many of our competitors; our ability to address health care costs, implement increases in premium rates and the resulting effects on our membership affect our profitability.

Our profitability depends in large part on accurately predicting health care costs and on our ability to manage future health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs and direct to consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care are beyond any health plan’s control and may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

We have taken and are taking several actions to address this situation. We are increasing premiums for business renewing in 2002. However, premiums in the health business are generally fixed for one-year periods. Accordingly, cost levels in excess of future medical cost projections reflected in pricing cannot be recovered in the contract year through higher premiums. A significant portion of the Company’s Health Risk business renews on January 1 of each year and a majority renews by July 1 of each year. As a result, the Company’s results for a given year are particularly sensitive to the price increases it achieves for business renewing in the early part of the year. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2002 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

In addition to the challenge of managing health care costs, we face pressure to contain premium prices. Our customer contracts are subject to negotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums.

Premium increases for 2002 renewals and other actions have reduced membership significantly for 2002, compared to membership at December 31, 2001. Further premium increases in 2002 could result in additional membership reductions. If membership declines more than expected or we lose accounts with favorable medical cost experience while retaining accounts with unfavorable medical cost experience, our business and results of operations may be materially adversely affected. We also exited a significant number of our Medicare service areas, effective January 1, 2002. These membership reductions will materially affect our revenue for 2002, and underscore our need to seek to reduce our level of administrative expenses. In addition to premium increases and Medicare market withdrawals, other factors that could contribute to a reduction in enrollment include: failure to obtain new customers; benefit changes; other market exits; reductions in workforce by existing customers; negative publicity and news coverage (of the kind currently occurring regarding managed care) general economic downturn that results in business failures; and failure to attain or maintain nationally-recognized accreditations for health plans (such as accreditation by the National Committee for Quality Assurance). Refer to “Health Care — Outlook” for more information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

We hold reserves for expected claims, which are estimated, and these estimates are highly judgmental; if actual claims exceed reserve estimates (as they have in prior periods), our results could be materially adversely affected.

Health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. Most health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were used in estimating health care costs payable at December 31, 2001 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after tax results for 2001 by approximately $75 million. This estimation process is a critical accounting policy for the Company. Refer to “Health Care” and “Critical Accounting Policies” for more information.

Our profitability may be adversely affected if we are unable to contract with providers on favorable terms.

Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health benefits providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

The health benefits industry is subject to negative publicity, which can adversely affect our profitability.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

•	Adversely affecting our ability to market our products and services;

•	Requiring us to change our products and services; or

•	Increasing the regulatory burdens under which we operate.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

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

Our business is subject to extensive regulation by state and federal governmental authorities. For example, there are a number of federal and state requirements restricting operations of health care plans (particularly HMOs). The federal and many state governments have enacted or are actively considering legislative and regulatory changes related to health products. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect health operations through:

•	Affecting premium rates,

•	Reducing our ability to manage medical costs,

•	Increasing medical costs and operating expenses,

•	Increasing our exposure to lawsuits,

•	Regulating levels and permitted lines of business,

•	Imposing financial assessments, and

•	Regulating business practices.

Recently, there has been heightened review by these regulators of the managed health care industry’s business practices, including utilization management and claim payment practices. As one of the largest national managed care organizations, we are regularly the subject of such reviews and several such reviews currently are pending, some of which may be resolved during 2002. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or the other increased costs that may be caused by this legislation or regulation, or by court and regulatory decisions. For more information regarding the Patients’ Bill of Rights, other important regulatory initiatives and related judicial developments, see “Regulatory Environment”.

Compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, is expected to be costly.

In December 2000, the Department of Health and Human Services, known as HHS, promulgated certain regulations under HIPAA related to the privacy of individually identifiable health information, or protected health information. The new regulations require health plans, clearinghouses and providers to:

•	Comply with various requirements and restrictions related to the use, storage and disclosure of protected health information;

•	Adopt rigorous internal procedures to protect protected health information; and

•	Enter into specific written agreements with business associates to whom protected health information is disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

The regulations establish significant criminal penalties and civil sanctions for noncompliance. In addition, the regulations could expose us to additional liability for, among other things, violations by our business associates.

For more information regarding these regulations and the costs of compliance, refer to “Regulatory Environment” and “Health Care.”

Downgrades in our ratings may adversely affect our business, financial condition and results of operations.

Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies. Rating organizations continue to review the financial performance and condition of insurers, including Aetna Life Insurance Company and our other regulated subsidiaries. We believe our ratings are an important factor in marketing our products to certain of our customers, since ratings information is broadly disseminated and generally used throughout the industry. Certain of our businesses, particularly our Group Insurance business, would experience some run off of existing business or have the level of new business negatively impacted if the major rating agencies do not give a financial strength rating to the relevant subsidiary in the “A” rating category. In addition to claims paying and financial strength ratings of Aetna’s subsidiaries, rating organizations also provide ratings of Aetna Inc.’s senior debt and commercial paper. These ratings are broadly disseminated and used throughout the market place for debt instruments, and any decrease in these ratings could affect both the cost and availability of future borrowings. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock and should not be relied upon as such.

The events of September 11, 2001 and their aftermath, including the continued threat of terrorism, potentially could increase Health Care utilization and pharmacy costs and Group Insurance life and disability claims, although the Company cannot predict whether any such increases will occur.

Through December 31, 2001, these events have not had a material financial impact on the Company’s operations, though the Company’s Group Insurance business includes $9 million after tax in the 2001 third quarter related to life insurance claims, net of reinsurance, associated with the events of September 11, 2001. These events also could make the Company’s insurance or reinsurance more costly or insurers or reinsurers may seek to exclude these types of events from coverage.

Generally lower levels of interest rates on investments, such as those currently being experienced in United States financial markets, have negatively impacted the level of investment income earned by the Company in recent periods, and such lower levels of investment income would continue if these lower interest rates continue.

In recent years, certain large physician practice management companies have experienced financial difficulties, including bankruptcy, which may subject us to increased credit risk related to provider groups and in some cases cause us to incur duplicative claims expense.

We are working to complete the integration of the Prudential health care, or PHC business, but if we are unsuccessful, our results may be materially adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

We continue working on integrating the PHC business into our health care business. Factors that can affect the success of our continuing integration include, but are not limited to:

•	integrating management, products, legal entities, networks and information systems on a timely basis,

•	applying managed care expertise and techniques throughout a broader membership base, and

•	eliminating duplicative administrative and customer service functions.

In connection with the December 2000 spin-off of our company from former Aetna and merger of former Aetna’s international and financial services businesses with a subsidiary of ING Groep N.V., we have agreed to be liable for, and to indemnify ING for, certain former Aetna liabilities, including liabilities not related to our health care business.

In connection with the spin-off, we generally assumed all liabilities related to former Aetna’s health care and large case pensions businesses. In addition, we generally are responsible for former Aetna’s liabilities other than those arising out of former Aetna’s financial services or international businesses. These liabilities generally include the post-retirement pension and other benefits payable to all previous employees of former Aetna, liabilities arising out of significant litigation to which former Aetna is a party, all liabilities arising out of certain divestiture transactions consummated by former Aetna before the spin-off and tax liabilities relating to, or resulting from the treatment of, the spin-off. We have agreed to indemnify ING for all of these liabilities. Although management believes that it has established reserves and/or obtained insurance sufficient to cover such liabilities as we consider appropriate, we cannot assure you that these liabilities will not be materially in excess of these reserves and insurance. In that case, these liabilities may be materially adverse to our business and results of operations.

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

Our historical financial information for 2000 and 1999 may not be representative of our results as a separate company.

The financial information included in this Report for 2000 and 1999 may not be representative of our results of operations, financial position and cash flows had we operated as a separate, stand-alone entity during those periods or of our results of operations, financial position and cash flows in the future. We cannot assure you that the adjustments, allocations and estimates we have made in preparing our historical consolidated financial statements for those periods appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, although management believes such adjustments, allocations and estimates to be reasonable.

Selected Financial Data

	For the Years Ended December 31,

(Millions, except per common share data)	2001	2000	1999	1998	1997

Total revenue	$25,190.8	$26,818.9	$22,109.7	$16,589.0	$14,674.4

Income (loss) from continuing operations	(291.0)	(127.4)	399.4	450.4	525.7

Net income (loss)	(279.6)	127.1	716.5	846.8	899.5

Net realized capital gains (losses), net of tax (included above)	73.6	(14.2)	21.4	189.0	160.5

Total assets	43,255.1	47,673.0	52,667.6	53,355.2	53,354.5

Total short-term debt	109.7	1,592.2	1,725.0	1,370.1	163.3

Total long-term debt	1,591.3	—	2,093.9	1,593.3	1,892.1

Aetna-obligated mandatorily redeemable preferred securities of subsidiary limited liability company holding primarily debentures guaranteed by former Aetna	—	—	—	275.0	275.0

Shareholders’ equity	9,890.3	10,127.1	10,703.2	11,429.5	11,082.0

Per common share data: (1)

Dividends declared (2)	$.04	$—	$—	$—	$—

Earnings (loss) per common share: (3)

Income (loss) from continuing operations:

Basic	(2.03)	(.90)	2.56	2.74	3.15

Diluted (4)	—	—	2.54	2.72	3.12

Net income (loss):

Basic	(1.95)	.90	4.76	5.49	5.66

Diluted (4)	—	—	4.72	5.40	5.59

(1)	Per common share data is based on former Aetna common shares and share equivalents through December 13, 2000 and Aetna Inc. thereafter. (Refer to Notes 1, 3 and 19.)

(2)	Prior to December 13, 2000, dividends were declared and paid by former Aetna to its shareholders and therefore, such dividends are not included herein.

(3)	For 1999 (through the redemption date of July 19, 1999), 1998 and 1997, preferred stock dividends of former Aetna are deducted from income from continuing operations and net income as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare in 1996.

(4)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of dilutive securities has been excluded from earnings per common share computations for those years because including such securities would be anti-dilutive.

See Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,

(Millions, except per common share data)	2001	2000	1999

Revenue:

Health care premiums	$19,940.4	$21,746.6	$17,145.7

Other premiums	1,831.6	1,468.3	1,495.8

Administrative services contract fees	1,835.2	1,925.9	1,674.5

Net investment income	1,411.6	1,631.6	1,601.8

Other income	75.9	86.6	129.4

Net realized capital gains (losses)	96.1	(40.1)	62.5

Total revenue	25,190.8	26,818.9	22,109.7

Benefits and expenses:

Health care costs	17,938.8	18,884.1	14,641.0

Current and future benefits	2,458.3	2,153.5	2,231.0

Operating expenses:

Salaries and related benefits	2,290.4	2,328.7	1,866.2

Other	2,224.6	2,501.1	2,050.8

Interest expense	142.8	248.2	232.7

Amortization of goodwill	198.1	204.9	206.0

Amortization of other acquired intangible assets	218.5	230.7	214.4

Goodwill write-off	—	310.2	—

Severance and facilities charges	192.5	142.5	—

Reductions of reserve for anticipated future losses on discontinued products	(94.5)	(146.0)	(77.2)

Total benefits and expenses	25,569.5	26,857.9	21,364.9

Income (loss) from continuing operations before income taxes (benefits) and cumulative effect adjustment	(378.7)	(39.0)	744.8

Income taxes (benefits):

Current	(13.6)	242.1	268.5

Deferred	(73.6)	(153.7)	76.9

Total income taxes (benefits)	(87.2)	88.4	345.4

Income (loss) from continuing operations before cumulative effect adjustment	(291.5)	(127.4)	399.4

Cumulative effect adjustment, net of tax (refer to Note 2)	.5	—	—

Income (loss) from continuing operations	(291.0)	(127.4)	399.4

Discontinued operations, net of tax:

Income from operations	—	428.5	317.1

Sale and spin-off related costs	11.4	(174.0)	—

Net Income (loss)	$(279.6)	$127.1	$716.5

Results per common share:

Income (loss) from continuing operations:

Basic	$(2.03)	$(.90)	$2.56

Diluted (1)	—	—	2.54

Income from discontinued operations:

Basic	.08	1.80	2.20

Diluted (1)	—	—	2.18

Net income (loss):

Basic	(1.95)	.90	4.76

Diluted (1)	—	—	4.72

(1)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of dilutive securities has been excluded from earnings per common share computations for those years because including such securities would be anti-dilutive.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,

(Millions, except share data)	2001	2000

Assets

Current assets:

Cash and cash equivalents	$1,398.2	$1,652.5

Investment securities	14,260.1	14,308.8

Other investments	167.7	374.6

Premiums receivable, net	604.9	838.6

Other receivables, net	528.0	735.8

Accrued investment income	232.3	260.3

Collateral received under securities loan agreements	621.7	596.8

Loaned securities	608.1	584.1

Deferred income taxes	114.1	112.3

Other current assets	216.1	303.7

Total current assets	18,751.2	19,767.5

Long-term investments	1,575.6	1,571.6

Mortgage loans	1,887.8	1,826.6

Investment real estate	359.7	319.2

Reinsurance recoverables	1,269.7	1,318.5

Goodwill, net	6,583.8	6,781.9

Other acquired intangible assets, net	703.0	921.5

Property and equipment, net	327.0	390.0

Deferred income taxes	360.5	295.0

Other long-term assets	146.8	128.7

Separate Accounts assets	11,290.0	14,352.5

Total assets	$43,255.1	$47,673.0

Liabilities and shareholders’ equity

Current liabilities:

Health care costs payable	$2,986.7	$3,171.1

Future policy benefits	800.5	832.0

Unpaid claims	574.6	528.2

Unearned premiums	208.0	274.7

Policyholders’ funds	1,052.8	1,089.0

Collateral payable under securities loan agreements	621.7	596.8

Short-term debt	109.7	1,592.2

Income taxes payable	147.4	297.8

Accrued expenses and other current liabilities	1,637.2	1,621.6

Total current liabilities	8,138.6	10,003.4

Future policy benefits	8,621.5	8,912.1

Unpaid claims	1,203.6	1,211.6

Policyholders’ funds	2,245.1	2,649.6

Long-term debt	1,591.3	—

Other long-term liabilities	274.7	416.7

Separate Accounts liabilities	11,290.0	14,352.5

Total liabilities	33,364.8	37,545.9

Commitments and contingent liabilities (Refer to Notes 4, 6 and 18)

Shareholders’ equity:

Common stock and additional paid-in capital ($.01 par value, 759,900,000 shares authorized, 144,265,912 issued and outstanding in 2001 and $.01 par value, 762,500,000 shares authorized, 142,618,551 issued and outstanding in 2000)	3,913.8	3,898.7

Accumulated other comprehensive income	68.5	35.1

Retained earnings	5,908.0	6,193.3

Total shareholders’ equity	9,890.3	10,127.1

Total liabilities and shareholders’ equity	$43,255.1	$47,673.0

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

			Accumulated Other
			Comprehensive
		Common	Income (Loss)
		Stock and
		Additional	Unrealized
		Paid-in	Gains (Losses)	Foreign		Retained
(Millions, except share data)	Total	Capital	on Securities	Currency	Derivatives	Earnings

Balances at December 31, 1998	$11,429.5	$3,674.0	$382.5	$(204.7)	$—	$7,577.7

Comprehensive loss:

Net income	716.5					716.5

Other comprehensive loss, net of tax:

Unrealized losses on securities ($(905.6) pretax)(1)	(588.6)		(588.6)

Foreign currency ($(132.5) pretax)	(244.8)			(244.8)

Other comprehensive loss	(833.4)

Total comprehensive loss	(116.9)

Capital contributions from former Aetna	45.3	45.3

Dividends to former Aetna	(654.7)					(654.7)

Balances at December 31, 1999	10,703.2	3,719.3	(206.1)	(449.5)	—	7,639.5

Comprehensive income:

Net income	127.1					127.1

Other comprehensive income, net of tax:

Unrealized gains on securities ($486.5 pretax)(1)	316.2		316.2

Foreign currency ($(50.9) pretax)	(39.9)			(39.9)

Other comprehensive income	276.3

Total comprehensive income	403.4

Capital contributions from former Aetna	118.9	118.9

Dividends to former Aetna	(216.0)					(216.0)

Outstanding shares cancelled (1,100 shares)	—	—

Sale and spin-off related transaction (141,670,551 shares issued) (Refer to Note 19)	(904.2)	38.7	(80.7)	495.1		(1,357.3)

Stock options exercised (948,000 shares issued)	21.8	21.8

Balances at December 31, 2000	10,127.1	3,898.7	29.4	5.7	—	6,193.3

Comprehensive income:

Net loss	(279.6)					(279.6)

Other comprehensive income, net of tax:

Unrealized gains on securities ($57.2 pretax) (1)	37.2		37.2

Foreign currency ($(1.1) pretax)	(.7)			(.7)

Derivative losses ($(4.8) pretax) (1)	(3.1)				(3.1)

Other comprehensive income	33.4

Total comprehensive loss	(246.2)

Common shares issued for benefit plans (4,247,361 shares)	110.7	110.7

Repurchase of common shares (2,600,000 shares)	(95.6)	(95.6)

Common stock dividends	(5.7)					(5.7)

Balances at December 31, 2001	$9,890.3	$3,913.8	$66.6	$5.0	$(3.1)	$5,908.0

(1)	Net of reclassification adjustments.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,

(Millions)	2001	2000	1999

Cash flows from operating activities:

Net income (loss)	$(279.6)	$127.1	$716.5

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:

Cumulative effect adjustment	(.7)	—	—

Income from discontinued operations	(11.4)	(254.5)	(317.1)

Severance and facilities charge	192.5	142.5	—

Goodwill write-off	—	310.2	—

Amortization of goodwill and other acquired intangible assets	416.6	435.6	420.4

Depreciation and other amortization	181.0	190.1	96.6

Accretion of net investment discount	(26.3)	(37.8)	(28.6)

Net realized capital (gains) losses	(96.1)	40.1	(62.5)

Changes in assets and liabilities:

Decrease in accrued investment income	28.0	9.2	79.7

Decrease (increase) in premiums due and other receivables	495.8	115.2	(46.6)

Increase (decrease) in income taxes	(230.8)	(13.9)	124.9

Net change in other assets and other liabilities	(271.0)	(231.9)	511.6

Net decrease in health care and insurance liabilities	(432.0)	(762.3)	(83.4)

Discontinued operations, net	—	1,457.0	254.5

Net cash provided by (used for) operating activities	(34.0)	1,526.6	1,666.0

Cash flows from investing activities:

Proceeds from sales and investment maturities of:

Debt securities available for sale	17,561.8	13,093.9	14,136.0

Equity securities	239.5	358.8	177.2

Mortgage loans	400.8	534.6	480.8

Investment real estate	6.3	29.5	33.7

Other investments	4,866.5	5,166.8	5,564.4

NYLCare Texas	—	420.0	—

Cost of investments in:

Debt securities available for sale	(16,930.7)	(12,081.3)	(13,526.7)

Equity securities	(288.1)	(235.7)	(145.5)

Mortgage loans	(226.4)	(364.8)	(157.1)

Investment real estate	(17.9)	(15.7)	(33.5)

Other investments	(5,145.3)	(5,395.6)	(4,847.5)

Acquisitions:

NYLCare health care business	—	—	(48.8)

Prudential health care business	—	—	(512.5)

Increase in property and equipment	(142.6)	(36.9)	(58.1)

Other, net	—	7.3	(186.2)

Discontinued operations, net	—	(445.1)	(1,031.3)

Net cash provided by (used for) investing activities	323.9	1,035.8	(155.1)

Cash flows from financing activities:

Deposits and interest credited for investment contracts	170.4	237.2	332.4

Withdrawals of investment contracts	(795.0)	(931.9)	(1,607.2)

Issuance (repayment) of long-term debt	1,566.1	—	(26.7)

Net increase (decrease) in short-term debt	(1,482.5)	(132.8)	528.4

Redemption of mandatorily redeemable preferred securities	—	—	(275.0)

Stock options exercised	—	21.8	—

Capital contributions from former Aetna	—	118.9	45.3

Dividends paid to former Aetna	—	(216.0)	(634.7)

Common shares issued under benefit plans	98.1	—	—

Common shares repurchased	(95.6)	—	—

Dividends paid to shareholders	(5.7)	—	—

Other, net	—	(304.4)	(384.1)

Discontinued operations, net	—	(296.4)	811.7

Net cash used for financing activities	(544.2)	(1,503.6)	(1,209.9)

Net increase in cash and cash equivalents of discontinued operations	—	(715.5)	(34.9)

Net increase (decrease) in cash and cash equivalents of continuing operations	(254.3)	343.3	266.1

Cash acquired from the Prudential health care business	—	—	261.6

Cash and cash equivalents, beginning of year	1,652.5	1,309.2	781.5

Cash and cash equivalents, end of year	$1,398.2	$1,652.5	$1,309.2

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization

The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) and its wholly owned subsidiaries (collectively, the “Company”). As of December 31, 2001, the Company’s operations included three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a full risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract, and not the Company, assumes all or a majority of this risk). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit products. The Group Insurance segment includes group life insurance products offered on a full risk basis, as well as group disability and long-term care insurance products offered on both a full risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions business includes certain discontinued products. (Refer to Note 10 for additional information.) These business segments reflect the Company’s changes to its internal structure for making operating decisions and assessing performance, which became effective January 1, 2001.

The three segments are distinct businesses that offer different products and services. During the reporting period, they were managed separately as each business required different market strategies, technology and capital allocation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and any other items, such as severance and facilities charges and reductions of the reserve for anticipated future losses on discontinued products).

Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc. and its wholly owned subsidiaries) was a subsidiary of a Connecticut corporation named Aetna Inc. (“former Aetna”). On December 13, 2000, former Aetna spun off shares of the Company to shareholders and, as part of the same transaction, sold former Aetna’s financial services and international businesses to ING Groep N.V. (“ING”) (collectively, the “Transaction”). The sale was accomplished by the merger of former Aetna into a subsidiary of ING. The businesses sold to ING are reflected as discontinued operations, since the Company is the successor of former Aetna for accounting purposes. (Refer to Note 19 for additional information.)

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances have been eliminated. Certain reclassifications have been made to the 2000 and 1999 financial information to conform to the 2001 presentation.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

As a result of the Transaction, the consolidated financial statements for 2000 and 1999 have been prepared using the historical basis of the assets and liabilities and historical results of operations of the Health Care, Group Insurance and Large Case Pensions businesses as if the Company were a separate entity for these periods. Changes in shareholders’ equity prior to December 13, 2000 represented the net income of the Company plus (less) net cash transfers from (to) former Aetna. Additionally, the consolidated financial statements for 2000 and 1999 include allocations of certain assets and liabilities (including prepaid pension assets, debt and benefit obligations and pension and post-retirement benefits) and expenses (including interest), previously recorded by former Aetna, to the Health Care, Group Insurance and Large Case Pensions businesses of the Company, as well as to those businesses presented as discontinued operations. Management believes these allocations are reasonable. Accordingly, the financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders’ equity and cash flows of the Company had it been a separate, independent company during 2000 and 1999.

New Accounting Standards

Business Combinations

In June 2001, the Financial Accounting Standard Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 141, Business Combinations. This standard supersedes previous accounting standards for business combinations. FAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, and prospectively prohibits the use of the pooling-of-interest method. All of the Company’s previous acquisitions have been recorded under the purchase method.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This standard revises the accounting for securitizations, other financial asset transfers and collateral associated with securities lending transactions and requires certain additional disclosures. FAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and disclosure of collateral and for additional disclosures related to securitization transactions, FAS No. 140 was effective for the Company’s December 31, 2000 financial statements. With respect to loaned securities disclosures, previous financial statements need not be reclassified. The adoption of those provisions effective in 2000 as well as those effective after March 31, 2001 did not have a material effect on the Company’s financial position or results of operations.

Accounting for Derivative Instruments and Hedging Activities

As of January 1, 2001, the Company adopted FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FAS Statement No. 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FAS Statement No. 133, and certain FAS No. 133 implementation issues, issued by the FASB. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and to measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The adoption of this standard resulted in a cumulative effect adjustment of $.5 million after tax, recorded on the Company’s Consolidated Statement of Income for 2001, and did not have a material effect on the Company’s financial position. (Refer to Note 6.)

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This standard supersedes previous related accounting standards. It addresses the accounting and reporting for impairment of long-lived assets to be held and used, as well as long-lived assets to be disposed of. It also broadens the presentation of discontinued operations on the income statement to include a component of an entity (rather than a segment of a business). This standard requires that long-lived assets to be held and used be written down to fair value when they are considered impaired. Long-lived assets to be disposed of are to be carried at the lower of carrying amount or fair value less estimated cost to sell. This standard is effective for the Company’s financial statements beginning January 1, 2002. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued FAS No. 142, Goodwill and Other Intangible Assets. This standard, which became effective for the Company on January 1, 2002, eliminates goodwill amortization from the income statement and requires an evaluation of goodwill for impairment upon adoption of this standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. For these evaluations, the Company is using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations utilize many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings to be derived from the Company’s turnaround initiatives. (For more information, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview - Turnaround Initiatives). If these turnaround initiatives do not achieve their earnings objectives, the assumptions and estimates underlying this goodwill impairment evaluation as well as the ultimate amount of the goodwill impairment could be adversely affected. Impairment resulting from the initial application of this standard will be classified as a cumulative effect of a change in accounting principle. Subsequent impairments, if any, would be classified as an operating expense. Also, intangible assets that meet certain criteria will qualify for recording on the balance sheet and will continue to be amortized in the income statement.

The Company anticipates recording an impairment of goodwill during the first quarter of 2002, as a result of adopting this standard, of approximately $3 billion. (Refer to Note 13 for information relating to the impact on the Company’s credit facilities.) Although this standard will increase the Company’s results of operations in the future due to the elimination of goodwill amortization from the Company’s income statement, any subsequent impairments, after initial application, would result in a charge, as discussed above.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates. The Company considers the following accounting policies requiring significant estimates with regard to the consolidated financial statements: Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts), Health Care and Insurance Liabilities, Investments and Goodwill and Other Acquired Intangible Assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and other debt securities with a maturity of 90 days or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Investments

Investment Securities

Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, money market instruments and other debt and equity securities. The Company has determined that its investment securities are available for use in current operations and, accordingly, has classified such securities as current without regard to contractual maturity dates. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company periodically reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in market value is considered other than temporary, the cost basis/carrying amount of the security is written down to fair value and the amount of the write-down is included in earnings. The Company does not accrue interest on debt securities when management believes the collection of interest is unlikely.

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

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Such securities are classified as loaned securities on the Consolidated Balance Sheets. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with an independent lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.

Mortgage Loans

Mortgage loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such policy. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. Mortgage loans with a maturity date of less than one year from the balance sheet date are reported in other investments on the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

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

Investment Real Estate

Investment real estate, which the Company intends to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful life of each asset. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of cost or fair value less estimated selling costs. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below cost. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed by the Company’s investment management group. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

Net Investment Income and Realized Capital Gains and Losses

Net investment income and realized capital gains and losses on investments supporting Group Insurance and Health Care’s liabilities and Large Case Pensions’ non-experience-rated products are reflected in the Company’s results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses are computed on a specific identification basis and are reflected in shareholders’ equity, net of related income taxes, as a component of accumulated other comprehensive income. Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and investment real estate are recorded on the closing date. Net investment income supporting Large Case Pensions experience-rated products is included in net investment income, which is credited to contractholders in current and future benefits.

Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Company’s Large Case Pensions business are reflected in policyholders’ funds and are determined on a specific identification basis. Experience-rated products are products in the Company’s Large Case Pensions business where the contractholder, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company in some instances. The effect of investment performance (as long as minimum guarantees are not triggered) is allocated to contractholders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact the Company’s results of operations.

When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact the Company’s results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current assets or other current liabilities on the Consolidated Balance Sheets. (Refer to Note 10.)

Derivative Instruments

The Company’s Use of Derivatives

The Company uses derivative instruments (“derivatives”) in order to manage interest rate and price risk (collectively, market risk). By using derivatives to manage market risk, the Company exposes itself to credit risk and additional market risk.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Credit risk is the exposure to loss if a counterparty fails to perform under the terms of the derivative contract. The Company generally does not require collateral or other security for its derivatives, but may be required to post collateral under certain circumstances. However, the Company minimizes its credit risk by entering into transactions with counterparties that maintain high credit ratings, as well as by limiting single counterparty exposure and monitoring the financial condition of counterparties. Market risk is the exposure to changes in the market price of the underlying instrument and the related derivative. Such price changes result from movements in interest rates and equity markets, and as a result, assets and liabilities will appreciate or depreciate in market value.

The Company uses primarily futures contracts, forward contracts and interest rate swap agreements to manage market risk.

Futures contracts represent commitments either to purchase or to sell securities at a specified future date and specified price. Futures contracts trade on organized exchanges and therefore, have minimal credit risk. Forward contracts are agreements to exchange fixed amounts of two different financial instruments or currencies at a specified future date and specified price. Interest rate swap agreements are contracts to exchange interest payments on a specified principal (notional) amount for a specified period.

From time to time, the Company uses option contracts for the purpose of increasing net investment income. Option contracts grant the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument at a given price during a specified period.

Effective January 1, 2001, with the implementation of FAS No. 133, derivatives are recognized on the Company’s Consolidated Balance Sheets in other investments at fair value. The fair value of derivatives is estimated based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the contracts were terminated.

When the Company enters into a derivative contract, if certain criteria are met, it may designate the derivative as one of the following: (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”); or (iii) a foreign currency fair value or cash flow hedge (“foreign currency hedge”).

At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for the hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the Company’s Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

For a derivative designated as a fair value hedge, changes in the fair value, along with the gain or loss on the related hedged asset or liability, are recorded in current period earnings. For a derivative designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the Consolidated Statements of Income when the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

The Company’s financial instruments and insurance products are reviewed to determine whether a derivative may be “embedded” in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (that is, the host contract). If it is determined that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and carried at fair value.

The Company discontinues hedge accounting prospectively when it is determined that one of the following has occurred: (i) the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the derivative is undesignated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) management determines that the designation of the derivative as a hedge instrument is no longer appropriate.

If hedge accounting is discontinued, the derivative will continue to be carried on the Company’s Consolidated Balance Sheets at its fair value. When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, the related hedged asset or liability will no longer be adjusted for fair value changes. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the accumulated gains and losses included in accumulated other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recorded pursuant to the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current period earnings. In all other situations in which hedge accounting is discontinued, changes in the fair value of the derivative are recognized in current period earnings.

Prior to the Company’s adoption of FAS No. 133, changes in the fair value of futures contracts that qualified as hedges were deferred and recognized as an adjustment to the hedged asset or liability. Deferred gains or losses on such futures contracts were amortized over the life of the acquired asset or liability as a yield adjustment or through net realized capital gains or losses upon disposal of an asset. Changes in the fair value of futures contracts that did not qualify as hedges were recorded in net realized capital gains or losses. Hedge designation required specific asset or liability identification, a probability at inception of high correlation with the position underlying the hedge, and that such high correlation be maintained throughout the hedge period.

Interest rate swap agreements, which were designated as risk management instruments at inception, were accounted for using the accrual method. Accordingly, the difference between amounts paid and received on such agreements were reported in net investment income. There was no recognition in the Consolidated Balance Sheets of changes in the fair value of these agreements.

Goodwill and Other Acquired Intangible Assets

Goodwill (which represents the excess of cost over the fair value of net assets acquired) and other acquired intangibles are amortized using the straight-line method over the estimated useful life of the related asset. The Company regularly evaluates the recoverability of goodwill and other acquired intangible assets and the related amortization periods. If it is probable that undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) will not be sufficient to recover the carrying value of the asset, the carrying value is written down through results of operations and, if necessary, the amortization period is adjusted. Operating income considered in such an analysis is either that of the entity acquired, if separately identifiable, or the business segment that acquired the entity. Refer to “Future Application of Accounting Standards” for a discussion on FAS No. 142, Goodwill and Other Intangible Assets.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Goodwill and other acquired intangible assets at December 31, 2001 and 2000 were as follows:

		Accumulated		Amortization
2001 (Millions)	Cost	Amortization	Net Balance	Period (Years)

Goodwill	$7,705.5	$1,121.7	$6,583.8	40

Other acquired intangible assets:

Customer lists	$919.0	$784.4	$134.6	5-7

Provider networks	677.2	141.5	535.7	20-25

Work force	88.0	62.7	25.3	3-6

Computer systems	60.0	60.0	—	5

Other	69.2	61.8	7.4	3-5

Total other acquired intangible assets	$1,813.4	$1,110.4	$703.0

2000

Goodwill (1)	$7,705.5	$923.6	$6,781.9	40

Other acquired intangible assets:

Customer lists	$919.0	$628.4	$290.6	5-7

Provider networks	677.2	113.6	563.6	20-25

Work force	88.0	50.2	37.8	3-6

Computer systems	60.0	53.4	6.6	5

Other	69.2	46.3	22.9	3-5

Total other acquired intangible assets	$1,813.4	$891.9	$921.5

(1)	In the fourth quarter of 2000, in accordance with its accounting policy relative to goodwill recoverability, the Company wrote off $310.2 million of goodwill, primarily related to its exit from a number of Medicare service areas (refer to Note 4), as well as its investment in a medical information services business, upon re-evaluation of its strategy for such business.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in certain aspects of its insurance business as well as the acquisition or disposition of certain insurance contracts. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products. (Refer to Notes 4 and 16.)

Property and Equipment

Property and equipment are reported at historical cost net of accumulated depreciation. At December 31, 2001 and 2000, historical cost was approximately $1.0 billion, and the related accumulated depreciation was approximately $.7 billion and $.6 billion, respectively. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

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

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Separate Accounts

Separate Accounts assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on Separate Accounts assets are not reflected on the Consolidated Statements of Income. Management fees charged to contractholders are included in other income and recognized over the period earned.

Health Care and Insurance Liabilities

Health care costs payable consist principally of unpaid fee-for-service health care and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s HMO, POS, PPO and traditional indemnity plans. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical utilization trends and payment patterns, medical inflation, product mix, seasonality, membership and other relevant factors. Changes in estimates are recorded in health care costs on the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs. Reserves for claims incurred but not reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical payment patterns, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 6.5% to 7.1% in 2001 (except for experience-rated contracts where the discount rates are set at contractually specified levels). The estimates of unpaid claims are subject to change due to changes in the underlying experience of the contracts, changes in investment yields or other factors and these changes are recorded in current and future benefits on the Consolidated Statements of Income in the period they are determined.

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 10.5% in 2001. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 9.5% in 2001. The present value of future benefits is based upon mortality, morbidity and interest assumptions.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Group Insurance business. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. In 2001, interest rates for pension and annuity investment contracts ranged from 5.8% to 17.4% and rates for group life and health contracts ranged from 2.0% to 8.5%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.

Health care and insurance liabilities are reviewed periodically, with any necessary adjustments reflected during the current period in results of operations. While the ultimate amount of claims and related expenses are dependent on future developments, it is management’s opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities on the Consolidated Balance Sheets.

Premium Deficiency

The Company evaluates its health care and insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs, will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with the Company’s method of acquiring, servicing and measuring the profitability of such contracts.

Revenue Recognition

Health care premiums associated with the Company’s prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations (retroactivity adjustments) and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums on the Consolidated Balance Sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $172 million, $220 million and $216 million at December 31, 2001, 2000 and 1999, respectively, and is included in premiums receivable on the Consolidated Balance Sheets. The balance of the allowance for uncollected accounts on other receivables was $104 million, $99 million and $137 million at December 31, 2001, 2000 and 1999, respectively, and is included in other receivables on the Consolidated Balance Sheets.

Some group contracts allow for premiums to be adjusted to reflect actual experience. Such premium adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Administrative services contract (“ASC”) fees are received in exchange for performing certain claims processing and member services for self-insured health and disability members and are recognized as revenue over the period the service is provided. Some of the Company’s contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range. With any of these guarantees, the Company is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically 10% to 30% of fees for the customer involved.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Other income includes charges assessed against contractholders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits on the Consolidated Statements of Income.

Allocation of Expenses

The Company allocates to the business segments centrally incurred costs associated with specific internal goods or services provided to the Company, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Interest. (Refer to Note 17.)

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. The Company was included in the consolidated federal income tax returns of former Aetna through December 13, 2000. As a result of the Transaction, for the period December 14 through December 31, 2000 and the year ended December 31, 2001, the Company is responsible for filing two separate consolidated and various standalone federal income tax returns. The result of these separate tax filings are combined for financial reporting purposes.

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

Stock-Based Compensation

The Company uses the intrinsic value method of accounting for stock-based awards granted to employees. Accordingly, compensation expense is not recognized when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. (Refer to Note 12 for pro forma information on the impact of the fair value method of accounting for stock options.)

Notes to Consolidated Financial Statements (Continued)

3. Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share (“EPS”) is as follows:

			Per Common
	Income	Shares	Share
(Millions, except per common share data)	(Numerator)	(Denominator)	Amount

2001 (1)

Basic EPS:

Loss from continuing operations (2)	$(291.0)	143.2	$(2.03)

2000 (1)

Basic EPS:

Loss from continuing operations (2)	$(127.4)	141.3	$(.90)

1999 (1)

Income from continuing operations	$399.4

Less: Preferred stock dividends (3)	30.5

Basic EPS:

Income from continuing operations applicable to common ownership	$368.9	144.1	$2.56

Effect of dilutive securities:

Stock options and other		1.2

Diluted EPS:

Income from continuing operations applicable to common ownership and assumed conversions	$368.9	145.3	$2.54

(1)	Basic earnings per common share related to discontinued operations were $.08, $1.80 and $2.20 for 2001, 2000 and 1999, respectively. Diluted earnings per common share related to discontinued operations were $2.18 for 1999.

(2)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of diluted securities has been excluded from earnings per common share computations for these years, since including such securities would be anti-dilutive.

(3)	For 1999 (through the redemption date of July 19, 1999), preferred stock dividends of former Aetna are deducted from income from continuing operations as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare in 1996.

As a result of the Transaction, the former Aetna stock options held by employees of the Company and existing retirees of former Aetna were converted into options to purchase shares of the Company with adjustments made to both the number of options and the exercise prices to maintain the intrinsic in- or out-of-the-money value immediately before the spin-off. The in-the-money former Aetna stock options held by employees of the sold businesses were settled for cash while the out-of-the-money former Aetna stock options for such employees were cancelled. (Refer to Note 12.)

For all periods presented through December 13, 2000, the common stock outstanding and the dilutive effect of all outstanding stock options, where appropriate, of former Aetna are reflected in the weighted average share calculation. For the period from December 14, 2000 through December 31, 2000 and the year ended December 31, 2001, only the common stock outstanding of the Company is reflected in the weighted average share calculation.

Options to purchase shares of former Aetna common stock and stock appreciation rights (“SARs”) in 1999 of 6.4 million shares (with exercise prices ranging from $74.31 to $112.63) were not included in the calculation of diluted earnings per common share because the options’ and SARs’ exercise price was greater than the average market price of former Aetna common shares.

Notes to Consolidated Financial Statements (Continued)

4. Acquisitions and Dispositions

Exit of Certain Medicare Service Areas

The Company’s Medicare + Choice contracts with the federal government are renewed for a one-year period each January 1. In September 2001, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent to exit a number of Medicare service areas affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare + Choice contracts became effective on January 1, 2002. In June 2000, the Company notified CMS of its intent to exit a number of Medicare service areas. As a result of insufficient increases in applicable Medicare + Choice contract payments, the Company made a final determination within the six-month period (specifically, the fourth quarter of 2000), as permitted under CMS regulations, to exit a number of Medicare service areas. Effective January 1, 2001, the Company exited a number of Medicare service areas affecting approximately 260,000 members, or approximately 47% of the Company’s total Medicare membership prior to this exit. In the fourth quarter of 2000, the Company recorded an after-tax charge of approximately $194 million ($266 million pretax) for the write-off of goodwill that was still separately identifiable with such service areas.

Sale of Certain Medicaid Membership

On August 1, 2001, the Company completed the sale of its New Jersey Medicaid and New Jersey Family Care membership to AmeriChoice. The agreement covers approximately 118,000 New Jersey Medicaid beneficiaries and members of the New Jersey Family Care program for uninsured children and adults. Proceeds from this sale of approximately $20 million pretax are included in other income for 2001. The operating results of these Medicaid markets sold, which include the proceeds from the sale, were not material to the Company’s results of operations for the year ended December 31, 2001.

Acquisition of Prudential Health Care Business

On August 6, 1999, the Company acquired from The Prudential Insurance Company of America (“Prudential”) the Prudential health care business (“PHC”) for approximately $1 billion. The acquisition was accounted for as a purchase. In addition to recording the assets and liabilities acquired at fair value, the purchase price allocation at the acquisition date included: (1) an asset of $130 million, representing the fair value adjustment of a reinsurance agreement (discussed below), primarily reflecting the net benefits to be received from Prudential over the life of the agreement; (2) a liability of $129 million, representing a fair value adjustment for the unfavorable component of the contracts underlying the acquired medical risk business; and (3) an asset of $21 million, representing the above-market compensation component related to supplemental fees to be received under the Company’s agreement to service Prudential’s ASC business (discussed below).

The Company recorded asset amortization related to the fair value adjustment of the reinsurance agreement of $26 million pretax for the year ended December 31, 2000 and $104 million pretax for the period from August 6, 1999 through December 31, 1999 (there was no such asset amortization during 2001). The Company recorded liability amortization related to the fair value adjustment of the unfavorable component of the contracts underlying the acquired medical risk business of $10 million pretax for the year ended December 31, 2001, $25 million pretax for the year ended December 31, 2000 and $94 million pretax for the period August 6, 1999 through December 31, 1999. The Company also recorded asset amortization related to the above-market compensation component for the supplemental fees under the ASC contracts of $7 million pretax and $15 million pretax for the years ended December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements (Continued)

4. Acquisitions and Dispositions (Continued)

The Company and Prudential entered into a reinsurance agreement for which the Company paid a premium. Under the agreement, Prudential agreed to indemnify the Company from certain health insurance risks that arose following the PHC closing by reimbursing the Company for 75% of medical costs (as calculated under the agreement) of PHC in excess of certain threshold medical cost ratio levels through 2000 for substantially all the acquired medical and dental risk business. Reinsurance recoveries under this agreement (reflected as a reduction of current and future benefits) were $2 million pretax and $135 million pretax for the years ended December 31, 2001 and 2000, respectively and $74 million pretax for the period August 6, 1999 through December 31, 1999. Premium expense recognized for the year ended December 31, 2000 was $14 million pretax and was $6 million pretax for the period August 6, 1999 through December 31, 1999. The premium would have been subject to adjustment if medical costs of PHC were below these threshold medical cost ratio levels. This reinsurance agreement ended on December 31, 2000, except that the agreement provided for a period of time during which medical cost reimbursements (as calculated in accordance with the agreement) would be finalized, which occurred in December 2001. As a result, the Company recorded a benefit related primarily to the settlement of approximately $20 million pretax, reflected in health care costs, during the fourth quarter of 2001.

The Company also agreed to service Prudential’s ASC business following the PHC closing. In exchange for servicing the ASC business, Prudential remitted fees received from its ASC customers to the Company and paid certain supplemental fees. The supplemental fees are fixed in amount and declined over a period, which ended in February 2001. The Company recorded total fees for servicing the Prudential ASC business of approximately $79 million pretax and $370 million pretax for the years ended December 31, 2001 and 2000, respectively, and $230 million pretax for the period August 6, 1999 through December 31, 1999. These fees include supplemental fees of approximately $1 million pretax and $134 million pretax for the years ended December 31, 2001 and 2000, respectively, and $106 million pretax for the period August 6, 1999 through December 31, 1999, which were net of the asset amortization related to the above-market compensation component related to the supplemental fees under the ASC contracts described above (reflected as fees and other income).

In connection with the PHC acquisition, the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses (“NYLCare Texas”) that had been acquired by the Company as part of the 1998 acquisition of New York Life Insurance Company’s health care business. Pursuant to this agreement, on March 31, 2000, the Company completed the sale of NYLCare Texas to Blue Cross and Blue Shield of Texas, a division of Health Care Service Corporation, for approximately $420 million in cash. The sale resulted in an after-tax capital loss of $35 million, which was recognized in the fourth quarter of 1999. The after-tax loss included operating losses from October 1, 1999 through closing. The results of operations of NYLCare Texas were not material to the Health Care segment or to the Company’s consolidated results of operations. (Refer to Note 18.)

Sale of Human Affairs International

During 1997, the Company’s health business sold its behavioral health management business, Human Affairs International Incorporated (“HAI”). At the time of the sale, the Company entered into a long-term strategic provider relationship that will provide its health members continued access to HAI’s, as well as the purchaser’s, participating behavioral health professionals at a fixed rate over the life of the agreement. Also, the Company could earn contingent consideration of up to $300 million ($60 million maximum per year) during the period from the closing date through 2002 for any increases in targeted Aetna members (on an equivalent member basis) served by HAI subsequent to the sale. The calculation of the contingent consideration is based on an increase in equivalent membership served by HAI for any contract year (member months, or each member served for a given month, divided by 12), subject to certain adjustments, and a maximum of $60 million per year. The contingent consideration is recognized as realized capital gains when realizable. The Company recognized contingent consideration under this agreement of approximately $60 million pretax in each of the years 2001, 2000 and 1999.

Notes to Consolidated Financial Statements (Continued)

5. Investments

Investment securities at December 31 were as follows:

(Millions)	2001	2000

Debt securities available for sale	$13,446.0	$13,869.9

Equity securities	124.9	116.5

Other investment securities	689.2	322.4

Total investment securities	$14,260.1	$14,308.8

Notes to Consolidated Financial Statements (Continued)

5. Investments (Continued)

Debt securities available for sale at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2001 (Millions)	Cost	Gains	Losses	Value

Bonds:

U.S. government and government agencies and authorities	$782.7	$.3	$9.5	$773.5

States, municipalities and political subdivisions	882.1	12.6	5.5	889.2

U.S. corporate securities:

Utilities	743.8	24.1	13.6	754.3

Financial	1,777.9	62.1	15.3	1,824.7

Transportation/Capital goods	1,156.3	66.8	39.6	1,183.5

Health care/Consumer products	798.0	34.3	8.5	823.8

Natural resources	794.8	32.8	10.2	817.4

Other corporate securities	1,494.3	57.6	32.4	1,519.5

Total U.S. corporate securities	6,765.1	277.7	119.6	6,923.2

Foreign:

Government, including political subdivisions	458.9	19.3	4.2	474.0

Utilities	61.2	1.3	3.5	59.0

Other	1,245.8	57.5	25.6	1,277.7

Total foreign securities	1,765.9	78.1	33.3	1,810.7

Residential mortgage-backed securities:

Pass-throughs	1,781.5	32.6	4.4	1,809.7

Collateralized mortgage obligations	72.5	3.7	.1	76.1

Total residential mortgage-backed securities	1,854.0	36.3	4.5	1,885.8

Commercial/Multifamily mortgage-backed securities (1)(2)	1,270.0	45.2	28.8	1,286.4

Other asset-backed securities	256.2	9.4	.6	265.0

Total bonds	13,576.0	459.6	201.8	13,833.8

Redeemable preferred stocks	212.5	10.0	2.2	220.3

Total available-for-sale debt securities (3)	$13,788.5	$469.6	$204.0	$14,054.1

2000

Bonds:

U.S. government and government agencies and authorities	$831.5	$36.8	$.9	$867.4

States, municipalities and political subdivisions	806.1	28.4	1.3	833.2

U.S. corporate securities:

Utilities	1,178.5	30.7	24.8	1,184.4

Financial	1,764.6	34.3	55.6	1,743.3

Transportation/Capital goods	1,083.4	65.4	28.6	1,120.2

Health care/Consumer products	587.8	26.4	29.9	584.3

Natural resources	1,041.6	33.6	18.2	1,057.0

Other corporate securities	1,297.9	24.5	91.2	1,231.2

Total U.S. corporate securities	6,953.8	214.9	248.3	6,920.4

Foreign:

Government, including political subdivisions	653.7	11.9	11.7	653.9

Utilities	102.8	1.3	4.2	99.9

Other	1,431.8	53.1	32.9	1,452.0

Total foreign securities	2,188.3	66.3	48.8	2,205.8

Residential mortgage-backed securities:

Pass-throughs	1,409.8	19.8	8.3	1,421.3

Collateralized mortgage obligations	67.5	2.5	.1	69.9

Total residential mortgage-backed securities	1,477.3	22.3	8.4	1,491.2

Commercial/Multifamily mortgage-backed securities (1)(2)	1,596.0	38.8	26.3	1,608.5

Other asset-backed securities	350.5	6.5	.8	356.2

Total bonds	14,203.5	414.0	334.8	14,282.7

Redeemable preferred stocks	170.9	4.8	4.4	171.3

Total available-for-sale debt securities (3)	$14,374.4	$418.8	$339.2	$14,454.0

(1)	Includes approximately $151.2 million and $162.9 million of subordinate and residual certificates at December 31, 2001 and 2000, respectively, from a 1997 commercial mortgage loan securitization which were retained by the Company.

(2)	Includes approximately $85.2 million and $83.1 million of subordinate and residual certificates at December 31, 2001 and 2000, respectively, from a 1995 commercial mortgage loan securitization which were retained by the Company.

(3)	Includes approximately $608.1 million and $584.1 million of loaned securities at December 31, 2001 and 2000.

Notes to Consolidated Financial Statements (Continued)

5. Investments (Continued)

At December 31, 2001 and 2000, net unrealized appreciation on debt securities included $107 million and $93 million, respectively, related to discontinued products (refer to Note 10) and $64 million and $17 million, respectively, related to experience-rated contracts, which were not reflected in shareholders’ equity.

The carrying and fair value of debt securities are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

	Amortized	Fair
2001 (Millions)	Cost	Value

Due to mature:

One year or less	$909.0	$960.2

After one year through five years	2,196.8	2,248.3

After five years through ten years	3,001.9	3,025.5

After ten years	4,300.5	4,383.0

Mortgage-backed securities	3,124.0	3,172.1

Other asset-backed securities	256.3	265.0

Total	$13,788.5	$14,054.1

At December 31, 2001 and 2000, debt securities carried at $692 million and $667 million, respectively, were on deposit as required by regulatory authorities. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

Investments in equity securities at December 31 were as follows:

(Millions)	2001	2000

Cost	$234.3	$199.9

Gross unrealized capital gains	52.5	49.7

Gross unrealized capital losses	(44.7)	(9.5)

Fair value	242.1	240.1

Less: amount included in long-term investments	117.2	123.6

Equity securities (included in investment securities)	$124.9	$116.5

Investment real estate holdings at December 31 were as follows:

(Millions)	2001	2000

Properties held for sale	$232.7	$204.8

Investment real estate	192.3	197.9

Gross carrying value of real estate	425.0	402.7

Valuation reserve	(65.3)	(83.5)

Investment real estate	$359.7	$319.2

Accumulated depreciation for investment real estate was $18 million and $56 million at December 31, 2001 and 2000, respectively.

Total real estate write-downs included in the net carrying value of the Company’s real estate holdings at December 31, 2001 and 2000 were $122 million and $120 million, respectively (including $102 million attributable to assets supporting discontinued products for 2001 and 2000).

Notes to Consolidated Financial Statements (Continued)

5. Investments (Continued)

At December 31, 2001 and 2000, the Company’s mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2001	2000	(Millions)	2001	2000

South Atlantic	$395.6	$324.6	Office	$960.8	$1,230.4

Middle Atlantic	599.8	786.5	Retail	453.1	464.7

New England	158.1	254.5	Apartment	118.4	70.4

South Central	45.5	66.2	Hotel/Motel	143.7	150.4

North Central	237.4	210.7	Industrial	339.7	232.2

Pacific and Mountain	615.2	572.1	Mixed Use	32.8	36.8

Non-U.S.	.5	.6	Other	3.6	30.3

Total	2,052.1	2,215.2	Total	2,052.1	2,215.2

Less: general impairment reserve	7.1	14.0	Less: general impairment reserve	7.1	14.0

Net mortgage loan balance	2,045.0	2,201.2	Net mortgage loan balance	2,045.0	2,201.2

Less: amount included in other investments	157.2	374.6	Less: amount included in other investments	157.2	374.6

Mortgage loans	$1,887.8	$1,826.6	Mortgage loans	$1,887.8	$1,826.6

At December 31, 2001 and 2000, the total recorded investment in mortgage loans that are considered to be impaired (including problem loans, restructured loans and potential problem loans) and related specific reserves were as follows:

	2001		2000
	Total		Total
	Recorded	Specific	Recorded	Specific
(Millions)	Investment	Reserves	Investment	Reserves

Supporting discontinued products	$104.2	$14.9	$124.6	$22.2

Supporting experience-rated products	55.4	5.9	39.1	6.0

Supporting remaining products	14.7	4.7	30.3	1.8

Total impaired loans (1)	$174.3	$25.5	$194.0	$30.0

(1)	Includes impaired loans at December 31, 2001 and 2000 of $60.2 million and $28.8 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

		Supporting
	Supporting	Experience-	Supporting
	Discontinued	Rated	Remaining
(Millions)	Products	Products	Products	Total

Balance at December 31, 1998	$29.5	$27.6	$6.5	$63.6

Principal write-offs	(.6)	(14.0)	(3.1)	(17.7)

Balance at December 31, 1999	$28.9	$13.6	$3.4	$45.9

Principal write-offs	(.5)	(.8)	(.6)	(1.9)

Balance at December 31, 2000 (1)	$28.4	$12.8	$2.8	$44.0

Charged to realized loss	.2	—	5.4	5.6

Principal write-offs	(13.7)	(.4)	(2.9)	(17.0)

Balance at December 31, 2001 (1)	$14.9	$12.4	$5.3	$32.6

(1)	Total reserves at December 31, 2001 and 2000 include $25.5 million and $30.0 million, respectively, of specific reserves and $7.1 million and $14.0 million, respectively, of general reserves.

Notes to Consolidated Financial Statements (Continued)

5. Investments (Continued)

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the years ended December 31 were as follows:

	2001			2000			1999

	Average			Average			Average
	Impaired	Income	Cash	Impaired	Income	Cash	Impaired	Income	Cash
(Millions)	Loans	Earned	Received	Loans	Earned	Received	Loans	Earned	Received

Supporting discontinued products	$118.1	$10.6	$12.2	$149.9	$9.4	$8.7	$159.3	$12.0	$11.8

Supporting experience-rated products	44.7	3.9	4.3	65.3	6.0	6.0	87.2	8.1	8.1

Supporting remaining products	29.6	1.6	3.0	42.1	9.6	9.8	34.5	7.6	7.5

Total	$192.4	$16.1	$19.5	$257.3	$25.0	$24.5	$281.0	$27.7	$27.4

Significant noncash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $20 million and $15 million for 2001 and 2000, respectively. There were also certain significant noncash activities related to the Transaction. (Refer to Note 19.)

6. Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company’s financial instruments at December 31, 2001 and 2000 were as follows:

	2001		2000

	Carrying	Estimated Fair	Carrying	Estimated Fair
(Millions)	Value	Value	Value	Value

Assets:

Debt securities	$14,476.6	$14,745.7	$15,024.4	$15,121.2

Equity securities	234.3	242.1	199.9	240.1

Mortgage loans	2,045.0	2,071.7	2,201.2	2,250.9

Derivatives (1)	10.4	10.4	—	4.9

Liabilities:

Investment contract liabilities:

With a fixed maturity	1,365.3	1,386.7	1,999.1	2,009.8

Without a fixed maturity	793.0	678.0	856.6	698.9

Long-term debt	1,591.3	1,571.1	—	—

(1)	At December 31, 2000, derivatives included futures contracts to purchase securities with a notional amount of $40 million, futures contracts to sell securities with a notional amount of $16 million and interest rate swaps with a notional amount of $43 million.

Fair value estimates are made at a specific point in time, based on available market information and judgments about a given financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, and do not consider the tax impact of the realization of unrealized capital gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, and the disclosed value cannot be realized in immediate settlement of the instrument. In evaluating the Company’s management of interest rate, price and liquidity risks, the fair values of all financial instruments should be taken into consideration.

Notes to Consolidated Financial Statements (Continued)

6. Financial Instruments (Continued)

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

Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect management’s assessment of the credit quality and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Derivatives: Fair values are estimated based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations.

Investment contract liabilities:
•	With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

•	Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: As of December 31, 2001, fair value was based on quoted market prices for the same or similar issued debt or, if no quoted market prices were available, on the current rates estimated to be available to the Company for debt of similar terms and remaining maturities. The Company had no long-term debt outstanding as of December 31, 2000.

Derivative Financial Instruments

The Company is using interest rate swap agreements to manage certain exposures related to changes in interest rates on investments supporting experience-rated and discontinued products in the Company’s Large Case Pensions business. The use of these derivatives does not impact the Company’s results of operations.

In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.5% at swap inception). In accordance with the Company’s accounting policy for fair value hedges, the change in the fair value of the interest rate swap and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings (no material change in value occurred during the period ended December 31, 2001). Because the terms of the interest rate swap agreement match the terms of the senior notes, the gain or loss on the swap and the senior notes will generally be offsetting. The swap agreement contains bilateral credit protection covenants which, depending on credit ratings, obligates each party to post collateral equal to the fair value of the swap. The Company was not required to post collateral as of February 20, 2002.

Notes to Consolidated Financial Statements (Continued)

6. Financial Instruments (Continued)

During the first quarter of 2001, the Company expected to issue approximately $1 billion of five- and ten-year fixed-rate debt securities to replace a portion of its outstanding commercial paper. Prior to the transaction, the Company’s risk management objective was to secure financing at the then five- and ten-year U.S. Treasury rates. Accordingly, the Company entered into certain forward contracts on U.S. Treasury securities prior to the actual issuance of long-term debt of approximately $900 million, which were designated as cash flow hedges in anticipation of the debt offering and determined to be highly effective under the Company’s accounting policy.

Upon issuance of the long-term debt (refer to Note 13) and termination of these forward contracts, the Company recognized a loss of approximately $5 million pretax related to these derivatives, which is included in accumulated other comprehensive income. During 2001, the amount of the loss that was reclassified from accumulated other comprehensive income and recognized as part of interest expense was not material.

7. Net Investment Income

Sources of net investment income were as follows:

(Millions)	2001	2000	1999

Debt securities	$1,104.8	$1,161.6	$1,253.1

Equity securities	2.3	6.8	4.0

Other investment securities	69.9	104.7	33.1

Mortgage loans	184.9	208.2	242.9

Investment real estate (1)	62.8	63.8	63.2

Other	147.8	189.9	121.7

Cash equivalents	26.2	26.7	13.7

Gross investment income	1,598.7	1,761.7	1,731.7

Less: investment expenses	187.1	130.1	129.9

Net investment income (2)	$1,411.6	$1,631.6	$1,601.8

(1)	Includes $16.4 million, $14.0 million and $11.8 million from real estate held for sale during 2001, 2000 and 1999, respectively.

(2)	Includes amounts related to experience-rated contractholders of $237.5 million, $293.6 million and $350.4 million during 2001, 2000 and 1999, respectively. Interest credited to contractholders is included in current and future benefits.

8. Capital Gains and Losses on Investments and Other

Net realized capital gains (losses), excluding amounts related to experience-rated contractholders and discontinued products, on investments were as follows:

(Millions)	2001	2000	1999

Debt securities	$42.9	$(108.8)	$(43.7)

Equity securities	(7.0)	14.2	49.5

Mortgage loans	29.8	.7	.4

Investment real estate	(10.6)	(.2)	3.0

Sales of subsidiaries (1)	59.0	78.8	36.0

Other (2)	(18.0)	(24.8)	17.3

Pretax realized capital gains (losses)	$96.1	$(40.1)	$62.5

After-tax realized capital gains (losses)	$73.6	$(14.2)	$21.4

(1)	Includes a pretax realized capital gain of approximately $60.0 million in 2001, 2000 and 1999 related to contingent payments following the sale of HAI in 1997 and a pretax realized capital loss of $35.0 million in 1999 related to the sale of NYLCare Texas. (Refer to Note 4.)

(2)	Includes $21.1 million pretax in 1999 of previously deferred hedge gains related to an anticipated debt issuance.

Net realized capital gains (losses) of $11 million, $(44) million and $(11) million for 2001, 2000 and 1999, respectively, related to experience-rated contractholders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders’ funds.

Notes to Consolidated Financial Statements (Continued)

8.     Capital Gains and Losses on Investments and Other (Continued)

Proceeds from the sale of debt securities and the related gross gains and losses were as follows:

(Millions)	2001	2000	1999

Proceeds on sales	$16,717.2	$12,430.9	$13,007.4

Gross gains	225.6	70.2	97.6

Gross losses	182.7	179.0	141.3

Changes in shareholders’ equity related to changes in accumulated other comprehensive income (loss) (unrealized capital gains and losses on securities, foreign currency translation adjustments and derivative gains (losses), excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)	2001	2000	1999

Debt securities	$109.3	$543.4	$(845.4)

Equity securities and other	(52.1)	(152.8)	(60.2)

Foreign currency	(1.1)	(39.9)	(132.5)

Derivatives	(4.8)	—	—

Subtotal	51.3	350.7	(1,038.1)

Less: increase (decrease) in deferred income taxes	(17.9)	74.4	(204.7)

Subtotal	33.4	276.3	(833.4)

Sale and spin-off transaction	—	414.4	—

Net changes in accumulated other comprehensive income (loss)	$33.4	$690.7	$(833.4)

Shareholders’ equity included the following accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contractholders and discontinued products) at December 31:

(Millions)	2001	2000

Debt securities:

Gross unrealized capital gains	$211.2	$173.5

Gross unrealized capital losses	(108.7)	(180.3)

Net unrealized capital gains (losses) on debt securities	102.5	(6.8)

Equity securities and other:

Gross unrealized capital gains	27.8	70.4

Gross unrealized capital losses	(27.9)	(18.4)

Net unrealized capital gains (losses) on equity securities and other	(.1)	52.0

Foreign currency	7.8	8.9

Derivatives	(4.8)	—

Deferred income taxes	(36.9)	(19.0)

Net accumulated other comprehensive income	$68.5	$35.1

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains on securities (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)	2001	2000	1999

Unrealized holding gains (losses) arising during the period (1)	$(2.3)	$293.0	$(560.8)

Less: reclassification adjustment for gains (losses) and other items included in net income (2)	39.5	(23.2)	27.8

Net unrealized gains (losses) on securities	$37.2	$316.2	$(588.6)

(1)	Pretax unrealized holding gains (losses) arising during the period were $(3.5) million, $450.8 million and $(862.8) million for 2001, 2000 and 1999, respectively.

(2)	Pretax reclassification adjustments for gains (losses) and other items included in net income were $60.8 million, $(35.7) million and $42.8 million for 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements (Continued)

9. Severance and Facilities Charges

In the fourth quarter 2001, the Company recorded an after-tax severance and facilities charge of $125 million ($193 million pretax) relating to the implementation of initiatives that are intended to improve the Company’s overall future performance (the “2001 Charge”). The initiatives include seeking to reduce 2002 expenses, reorganization and realignment of Health Care operations to better align our business resources with our new customer market-focused approach, business process improvements, product market withdrawals, continued migration off the PHC systems and vacating certain facilities (primarily customer service related locations).

The 2001 Charge consists of two types of costs: those that relate to actions under a plan for the involuntary termination of employees and those that relate to an exit plan with respect to certain leased facilities. The severance portion of $130 million pretax is based on a plan to eliminate 4,395 positions (primarily customer service and regional field management functions). The facilities portion of $63 million pretax represents the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that will be vacated.

The activity within the severance and facilities reserve established in December 2001 and the related number of positions eliminated were as follows:

(Millions)	Reserve	Positions

Balance at December 31, 2000	$—	—

Severance and facilities charge	192.5	4,395

Reserves utilized (1)	(49.9)	(757)

Balance at December 31, 2001	$142.6	3,638

(1)	$26.7 million related to severance and $23.2 million related to facilities at December 31, 2001.

Severance actions and the vacating of leased facilities relating to the reserve established in December 2001 are expected to be completed by December 31, 2002. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next seven years.

In December 2000, the Company recorded an after-tax severance and facilities charge of $93 million ($143 million pretax) related to actions taken in December of 2000 or during 2001 with respect to initiatives intended to strengthen the Company’s competitiveness, improve its profitability and concentrate its resources on its core mission as a health care and related benefits company (the “2000 Charge”). These initiatives included the elimination of targeted unprofitable membership and a reduction in associated expenses; reorganization of the sales force to place greater emphasis on higher-potential middle-market business and to more efficiently serve smaller cases, while enhancing the Company’s customer relationships and important national accounts franchise resulting in a sales organization that is designed to be smaller but more effective at both selling and retaining business; reductions in personnel due to re-engineering of processes and systems used in the claim payment and member services areas; continued integration of the PHC business; and the integration and elimination of duplicate staff functions.

The 2000 Charge consisted of two types of costs: those that related to actions under a plan for the involuntary termination of employees and those that related to an exit plan with respect to certain leased facilities. The severance portion of $123 million pretax was based on a plan to eliminate 2,394 positions (primarily regional sales personnel, customer service, information technology and other staff area personnel). The facilities portion of $20 million pretax represented the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that were vacated.

Notes to Consolidated Financial Statements (Continued)

9. Severance and Facilities Charges (Continued)

The activity within the severance and facilities reserve established in December 2000 and the related number of positions eliminated were as follows:

(Millions)	Reserve	Positions

Balance at December 31, 1999	$—	—

Severance and facilities charge	142.5	2,394

Reserves utilized	(2.5)	(75)

Balance at December 31, 2000	140.0	2,319

Reserves utilized	(140.0)	(2,138)

Balance at December 31, 2001	$—	181 (1)

(1)	The Company eliminated substantially all of the positions expected under the Company’s plan for involuntary termination of 2,394 employee positions and considers this plan is now complete.

Severance actions and the vacating of leased facilities relating to the reserve established in December 2000 were substantially completed by December 31, 2001. The remaining lease payments (net of expected subrentals) on these vacated facilities are payable over approximately the next seven years.

10. Discontinued Products

The Company discontinued the sale of its fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993. Under the Company’s accounting for these discontinued products, a reserve for anticipated future losses from these products was established and is reviewed by management quarterly. As long as the reserve continues to represent management’s then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect the Company’s results of operations. The Company’s results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated. The current reserve reflects management’s best estimate of anticipated future losses.

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

Notes to Consolidated Financial Statements (Continued)

10. Discontinued Products (Continued)

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2001, the receivable from continuing products, net of related deferred taxes payable of $87 million on the accrued interest income, was $345 million. At December 31, 2000, the receivable from continuing products, net of the related deferred taxes payable of $77 million on the accrued interest income, was $389 million. These amounts were eliminated in consolidation.

Results of discontinued products were as follows (pretax):

	Charged (Credited) to Reserve
(Millions)	Results	Future Losses	Net (1)

2001

Net investment income	$397.6	$—	$397.6

Net realized capital gains	18.9	(18.9)	—

Interest earned on receivable from continuing products	27.2	—	27.2

Other income	32.2	—	32.2

Total revenue	475.9	(18.9)	457.0

Current and future benefits	423.7	21.1	444.8

Operating expenses	12.2	—	12.2

Total benefits and expenses	435.9	21.1	457.0

Results of discontinued products	$40.0	$(40.0)	$—

2000

Net investment income	$438.0	$—	$438.0

Net realized capital losses	(31.1)	31.1	—

Interest earned on receivable from continuing products	30.2	—	30.2

Other income	27.2	—	27.2

Total revenue	464.3	31.1	495.4

Current and future benefits	453.7	28.9	482.6

Operating expenses	12.8	—	12.8

Total benefits and expenses	466.5	28.9	495.4

Results of discontinued products	$(2.2)	$2.2	$—

1999

Net investment income	$471.5	$—	$471.5

Net realized capital losses	(11.9)	11.9	—

Interest earned on receivable from continuing products	32.8	—	32.8

Other income	32.9	—	32.9

Total revenue	525.3	11.9	537.2

Current and future benefits	499.6	22.6	522.2

Operating expenses	15.0	—	15.0

Total benefits and expenses	514.6	22.6	537.2

Results of discontinued products	$10.7	$(10.7)	$—

(1)	Amounts are reflected in the 2001, 2000 and 1999 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $46 million, $(90) million and $(33) million (pretax) for 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements (Continued)

10. Discontinued Products (Continued)

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)	2001	2000

Assets:

Debt securities available for sale	$3,573.8	$3,898.0

Equity securities	211.0	205.5

Mortgage loans	822.1	784.1

Investment real estate	130.4	129.2

Loaned securities	131.9	121.1

Other investments (2)	481.4	445.5

Total investments	5,350.6	5,583.4

Collateral received under securities loan agreements	135.2	123.8

Current and deferred income taxes	93.0	84.8

Receivable from continuing products (3)	431.7	465.9

Total assets	$6,010.5	$6,257.9

Liabilities:

Future policy benefits	$4,512.6	$4,462.5

Policyholders’ funds	261.5	548.8

Reserve for anticipated future losses on discontinued products	944.9	999.4

Collateral payable under securities loan agreements	135.2	123.8

Other liabilities	156.3	123.4

Total liabilities	$6,010.5	$6,257.9

(1)	Assets supporting the discontinued products are distinguished from continuing products assets.

(2)	Includes debt securities on deposit as required by regulatory authorities, carried at $55.7 million and $55.9 million at December 31, 2001 and 2000, respectively.

(3)	The receivable from continuing products is eliminated in consolidation.

At December 31, 2001 and 2000, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management’s best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

Notes to Consolidated Financial Statements (Continued)

10. Discontinued Products (Continued)

The previous years’ actual participant withdrawal experience is used for the current year assumption. Prior to 1995, the Company used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the “Society”). In 1995, the Society published the 1994 Uninsured Pensioner’s Mortality table which the Company has used since then.

The Company’s assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets. Since inception, the expense assumption has increased as the level of fixed expenses has not declined as rapidly as the liabilities have run off.

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31, 1998	$1,214.1

Operating income	10.1

Net realized capital losses	(11.9)

Mortality and other	12.5

Reserve reduction	(77.2)

Reserve at December 31, 1999	1,147.6

Operating income	16.1

Net realized capital losses	(31.1)

Mortality and other	12.8

Reserve reduction	(146.0)

Reserve at December 31, 2000	999.4

Operating income	3.2

Net realized capital gains	18.9

Mortality and other	17.9

Reserve reduction	(94.5)

Reserve at December 31, 2001	$944.9

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $95 million ($61 million after tax) of the reserve was released in 2001 primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. For 2000, $146 million pretax ($95 million after tax) of the reserve was released primarily due to favorable investment performance related to certain equity investments, favorable mortality and retirement experience and the decrease in size of the overall bond portfolio. For 1999, $77 million ($50 million after tax) of the reserve was released primarily due to favorable investment performance. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2001 reserve balance (assuming that assets are held until maturity and that the reserve run off is proportional to the liability run off) is as follows:

(Millions)

2002	$29.1

2003	29.5

2004	30.0

2005	30.5

2006	30.9

2007 - 2011	162.3

2012 - 2016	161.4

2017 - 2021	142.4

2022 - 2026	113.6

Thereafter	215.2

Notes to Consolidated Financial Statements (Continued)

10. Discontinued Products (Continued)

The expected (as of December 31, 1993) and actual liability balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

1999	$1,214.5	$4,472.1	$902.1	$4,566.0

2000	690.7	4,357.9	548.8	4,462.5

2001	352.9	4,238.9	261.5	4,512.6

The GIC balances were lower than expected in each period as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

11. Income Taxes

Income taxes (benefits) consist of the following:

(Millions)	2001	2000	1999

Current taxes (benefits):

Federal	$(43.9)	$194.9	$238.9

State	30.3	47.2	29.6

Total current taxes (benefits)	(13.6)	242.1	268.5

Deferred taxes (benefits):

Federal	(74.7)	(152.8)	79.6

State	1.1	(.9)	(2.7)

Total deferred taxes (benefits)	(73.6)	(153.7)	76.9

Total income taxes (benefits)	$(87.2)	$88.4	$345.4

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2001	2000	1999

Income (loss) from continuing operations before income taxes	$(378.7)	$(39.0)	$744.8

Tax rate	35%	35%	35%

Application of the tax rate	(132.5)	(13.7)	260.7

Tax effect of:

Tax-exempt interest	(10.3)	(10.1)	(6.7)

Goodwill amortization and write-off	66.9	103.6	66.3

State income taxes	20.4	30.1	17.4

Sale of subsidiaries	(11.6)	(10.8)	19.5

Tax credits	(17.1)	(14.4)	(8.2)

Other, net	(3.0)	3.7	(3.6)

Income taxes (benefits)	$(87.2)	$88.4	$345.4

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are as follows:

(Millions)	2001		2000

Deferred tax assets:

Reserve for anticipated future losses on discontinued products	$263.6		$279.7

Employee and retirement benefits	123.5		142.1

Severance and facilities reserve	90.2		59.9

Deferred income	20.5		27.1

Expenses not currently deductible	33.9		41.9

Allowance for doubtful accounts	28.0		36.3

Deferred policy costs	33.1		29.3

Investments, net	37.4		23.0

Depreciation and amortization	1.5		20.3

Net operating loss carry forwards	17.4		18.5

Insurance reserves	6.8		—

Other	20.4		21.6

Total gross assets	676.3		699.7

Less: valuation allowance	16.2		17.7

Assets, net of valuation allowance	660.1		682.0

Deferred tax liabilities:

Amortization of goodwill and other acquired intangible assets	117.6		173.5

Insurance reserves	—		41.6

Accumulated other comprehensive income	28.9		18.0

Other	39.0		41.6

Total gross liabilities	185.5		274.7

Net deferred tax asset	$474.6	(1)	$407.3	(2)

(1)	Includes $114.1 million classified as a current asset and $360.5 million classified as a noncurrent asset.

(2)	Includes $112.3 million classified as a current asset and $295.0 million classified as a noncurrent asset.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. The valuation allowance relates to future tax benefits on certain purchased net operating losses.

Management believes that it is more likely than not that the Company will realize its deferred tax asset of $475 million, net of a valuation allowance of $16 million. The valuation allowance is principally on acquired net operating losses, which are subject to limitations. The Company has recognized $434 million of net deferred tax assets on Aetna Life Insurance Company (which is not consolidated for tax purposes) and $41 million on the remaining consolidated group. Management’s beliefs are based on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The “Policyholders’ Surplus Account”, which arose under prior tax law, is generally that portion of a life insurance company’s statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders’ Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $918 million at December 31, 2001, adjusted for Internal Revenue Service (the “Service”) audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

Notes to Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

The Service has completed its examination of the consolidated federal income tax returns of former Aetna and affiliated companies, as well as U.S. Healthcare Inc. (now Aetna Inc. and affiliated companies) through 1997. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service is continuing its examination for the years 1998 through 2000 for former Aetna.

The Company paid net income taxes of $106 million, $196 million and $218 million in 2001, 2000 and 1999, respectively.

12. Benefit Plans

The Company is responsible for pension and post-retirement benefits for actively employed individuals, as well as retired or inactive United States employees of the Company (former Aetna at the time of the Transaction). (Refer to Note 19.) For periods prior to December 13, 2000, accrued pension cost has been allocated to continuing and discontinued operations (for those businesses sold by former Aetna) under an allocation method based on eligible salaries. As of the Transaction date, data on a separate company basis regarding the proportionate share of the projected benefit obligation and plan assets for pension and post-retirement plans is not available.

The Company’s noncontributory defined benefit pension plans cover substantially all of its employees. Effective January 1, 1999, the Company, in conjunction with former Aetna, changed the formula from the previous final average pay formula to a cash balance formula, which will credit employees annually with an amount equal to a percentage of eligible pay based on age and years of service, as well as an interest credit based on individual account balances. The formula also provides for a transition period until December 31, 2006, which allows certain employees to receive vested benefits at the higher of the previous final average pay or cash balance formula. For employees hired after January 1, 2002, the Company changed the cash balance formula to provide greater initial credits and make the benefit less dependent on length of service. Existing employees will receive the larger of the pension credit under the previous formula or this new formula. These changes did not have a material effect on the Company’s results of operations, liquidity or financial condition.

Components of the net periodic benefit income (cost) of the Company’s (former Aetna, prior to December 13, 2000) noncontributory defined benefit pension plan were as follows:

(Millions)	2001	2000	1999

Actual return on plan assets	$(662.1)	$565.6	$582.4

Service cost	(82.0)	(93.1)	(83.2)

Interest cost	(263.8)	(258.0)	(251.6)

Net amortization and deferral	1,044.9	(213.2)	(273.4)

Net periodic benefit income (cost)	$37.0	$1.3	$(25.8)

Allocated pretax benefits (charges) to operations for the pension plan (based on the Company’s total salary cost as a percentage of former Aetna’s total salary cost) were approximately $6 million and $(14) million for 2000 and 1999, respectively.

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

As of the measurement date (September 30), the status of the Company’s defined benefit pension plans was as follows:

(Millions)	2001	2000

Projected benefit obligation, beginning of year	$3,519.4	$3,506.4

Service cost	82.0	93.1

Interest cost	263.8	258.0

Actuarial loss (gain)	(66.7)	122.4

Sale and spin-off	—	(238.1)

Benefits paid	(217.9)	(222.4)

Projected benefit obligation, end of year	$3,580.6	$3,519.4

Fair value of plan assets, beginning of year	$4,163.9	$3,953.8

Actual return on plan assets	(662.1)	565.6

Employer contribution	17.6	69.3

Sale and spin-off	—	(202.4)

Benefits paid	(217.9)	(222.4)

Fair value of plan assets, end of year	$3,301.5	$4,163.9

Fair value of plan assets in excess of (less than) projected benefit obligation	$(279.1)	$644.5

Unrecognized net gain	441.3	(541.7)

Unrecognized prior service cost/other	38.7	42.7

Unrecognized net asset at date of adoption of FAS No. 87	—	.3

Prepaid pension cost	$200.9	$145.8

Weighted average discount rate	7.50%	7.75%

Expected return on plan assets	9.25%	9.25%

Rate of compensation increase	4.50%	4.75%

For 2001, defined benefit plans included above with benefit obligations in excess of assets had accumulated benefit obligations of approximately $3.5 billion. For 2000, the defined benefit plans included above with benefit obligations in excess of assets (unfunded plans) had projected benefit obligations of approximately $183 million. The 2000 accumulated benefit obligations for these plans were approximately $177 million. The above projected benefit and accumulated benefit obligations as of the 2001 measurement date reflect revised assumptions related to cost of living adjustments, average retirement age and the form of payment elections, including deferral options. These revised assumptions reflect the Company's experience and plan design, and reduced the projected benefit obligation by $212 million and the accumulated benefit obligation by $208 million. As a result of the Transaction (refer to Note 19), former Aetna retained approximately $238 million of accumulated benefit obligation for the qualified defined benefit plan, as well as certain obligations related to a nonqualified defined benefit plan. Plan assets transferred to former Aetna related to this accumulated benefit obligation were approximately $202 million. Also, accrued pension cost related to the nonqualified defined benefit plan was reduced by approximately $28 million.

In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for retired employees, including those of former Aetna. A comprehensive medical and dental plan is offered to all full-time employees, retiring at age 45 with 10 years of service. The Company provides subsidized benefits to employees as of December 31, 2001 whose sum of age and service is at least equal to 65. There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and administered by Aetna Life Insurance Company.

Effective January 1, 2002, the Company amended this plan to no longer provide subsidized benefits for employees who have not reached age 35 by January 1, 2002 and for new hires subsequent to that date. However, such employees, retiring at age 45 with 10 years of service are eligible to participate in the Company’s group health plans at their own cost.

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

Components of the net periodic benefit cost of the Company’s (former Aetna, prior to December 13, 2000) postretirement plans were as follows:

(Millions)	2001	2000	1999

Actual return on plan assets	$1.8	$6.2	$3.8

Service cost	(6.7)	(7.4)	(7.1)

Interest cost	(31.7)	(32.0)	(30.9)

Net amortization	19.0	22.0	22.9

Net periodic benefit cost	$(17.6)	$(11.2)	$(11.3)

Allocated pre-tax charges to the Company associated with the postretirement plans of former Aetna were $(10) million and $(8) million in 2000 and 1999, respectively.

As of the measurement date (September 30), the status of the Company’s postretirement benefit plans (other than pensions) was as follows:

(Millions)	2001	2000

Accumulated benefit obligation, beginning of year	$425.9	$446.7

Service cost	6.7	7.4

Interest cost	31.7	32.0

Actuarial (gain) loss	43.7	(4.8)

Sale and spin-off	—	(16.0)

Benefits paid	(38.1)	(39.4)

Accumulated benefit obligation, end of year	$469.9	$425.9

Fair value of plan assets, beginning of year	$78.4	$72.7

Actual return on plan assets	1.8	6.2

Employer contribution	36.1	38.9

Benefits paid	(38.1)	(39.4)

Fair value of plan assets, end of year	$78.2	$78.4

Accumulated benefit obligation in excess of fair value of plan assets	$391.6	$347.5

Unrecognized net gain	4.8	52.1

Prior service cost	19.0	34.8

Accrued postretirement benefit costs	$415.4	$434.4

Weighted average discount rate	7.50%	7.75%

Expected return on plan assets	7.00%	7.00%

The health care cost trend rate for the 2001 valuation decreased gradually from 7.0% for 2002 to 5.5% by the year 2005. For the 2000 valuation, the rates decreased gradually from 7.5% for 2001 to 5.5% by the year 2005. This assumption reflects the Company’s historical as well as expected future trend rates. In addition, trend assumption reflects factors specific to the Company’s retiree medical plan, such as plan design, cost-sharing provisions, benefits covered, and the presence of subsidy caps. As a result of the Transaction (refer to Note 19), the Company retained the postretirement benefit obligation for all Company employees and existing retirees of former Aetna, except for a specific plan that was retained by former Aetna.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)	Increase	Decrease

Effect on total of service and interest cost components	$1.0	$(.9)

Effect on postretirement benefit obligation	13.4	(12.2)

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

The Company’s (former Aetna prior to December 13, 2000) practice was to fund amounts for postretirement life insurance benefits to the extent the contribution is deductible for federal income taxes. The plan assets are held in trust and administered by Aetna Life Insurance Company. The assets are in the general account of Aetna Life Insurance Company, and the expected rate of return on the plan assets was 7.0% for 2001, 2000 and 1999.

Incentive Savings Plans – Substantially all of the Company’s employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of the Company (former Aetna prior to December 13, 2000) or certain other investments, are matched by the Company. Prior to January 1, 2002, the Company provided for a match of up to 100% on the first 5% of eligible pay contributed (effective August 2001, matching contributions by the Company were invested directly into the Aetna Common Stock Fund instead of being contributed in cash). Effective January 1, 1999, contributions to the U.S. Healthcare plan, that provided for a match of up to 2% of compensation in common stock of Aetna Inc., ceased and former U.S. Healthcare employees became eligible to participate in former Aetna’s Incentive Savings Plan. During 2000, the U.S. Healthcare plan was merged into former Aetna’s Incentive Savings Plan. The costs to the Company (allocated costs for 2000 and 1999) associated with these plans were $65 million, $67 million and $53 million for 2001, 2000 and 1999, respectively. Plan trustees held 5,206,210 shares of the Company’s common stock for plan participants at the end of 2001. Plan trustees held 4,889,945 of the Company’s common stock and 5,050,933 shares of former Aetna’s common stock for plan participants at the end of 2000 and 1999, respectively.

On January 1, 2002, the Company changed its match to 50% of the first 6% of eligible pay contributed to the plan. In addition, the plan provides for an annual performance-based contribution by the Company of up to 3% of eligible pay, provided the Company exceeds specified performance targets for the year. The performance-based contribution may be made in cash, stock, or a combination of both at the election of the Company.

Stock Incentive Plans — The Company’s Stock Incentive Plans (the “Plans”) provide for stock option awards (see “Stock Options” below), deferred contingent common stock (see “Performance Units” below) or restricted stock awards to employees. At December 31, 2001, 4,366,421 shares were available for grant under the Plans.

The Company (former Aetna, prior to December 13, 2000) does not recognize compensation expense for stock options granted at or above the market price on the date of grant under the Plans. FAS No. 123, Accounting for Stock-Based Compensation, requires disclosure of pro forma net income as if the fair value method of valuing stock option grants were applied to such grants (disclosure alternative). The Company’s net income and earnings per common share, on a pro forma basis, which may not be indicative of pro forma effects in future years, would have been as follows:

(Millions, except per common share data)	2001	2000	1999

Net income (loss):

As reported	$(279.6)	$127.1	$716.5

Pro forma (1)	(290.5)	4.6	678.7

Basic earnings (loss) per common share:

As reported	(1.95)	.90	4.76

Pro forma	(2.03)	.03	4.50

Diluted earnings per common share: (2)

As reported	—	—	4.72

Pro forma	—	—	4.46

(1)	As a result of the change in control of former Aetna (refer to Note 19), substantially all prior stock option grants, valued for this pro forma disclosure, became fully vested during 2000.

(2)	Refer to Note 3.

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999

Dividend yield	.01%	1%	1%

Expected volatility	40%	39%	34%

Risk-free interest rate	5%	7%	6%

Expected life	5 years	4 years	4 years

The weighted-average grant date fair values for the Company’s options granted in 2001 and former Aetna options granted in 2000 and 1999 were $11.68, $16.43 and $21.51, respectively.

Stock Options — Executive, middle management and nonmanagement employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

Prior to December 13, 2000, the Company’s employees participated in former Aetna’s stock option plan. Since the Company is the successor of former Aetna for accounting purposes, the following table reflects stock option transactions of former Aetna for periods prior to December 13, 2000 and for the Company subsequent to that date.

	2001		2000		1999

	Weighted	Average	Weighted	Average	Weighted	Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	31,709,870	$30.42	15,581,995	$68.30	7,910,768	$73.20

Granted	5,299,825	$28.21	5,425,592	$44.32	8,528,602	$63.68

Exercised	(2,078,013)	$22.91	(619,027)	$44.04	(524,654)	$59.61

Expired or forfeited	(2,675,007)	$26.93	(1,526,884)	$59.48	(332,721)	$80.23

Outstanding at December 13, 2000			18,861,676	$63.20

Settlement of stock options held by employees of sold businesses			(3,207,604)	—

Conversion to Company stock options			16,824,872	—

Granted			207,744	$35.01

Exercised			(948,000)	$23.15

Expired or forfeited			(28,818)	$24.32

Outstanding, end of year	32,256,675	$30.72	31,709,870	$30.42	15,581,995	$68.30

Options exercisable, end of year	26,126,828	$31.23	30,352,471	$30.42	5,880,600	$71.08

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

As a result of the Transaction, the former Aetna stock options held by employees of the Company and existing retirees of former Aetna were converted into options to purchase shares of the Company with adjustments made to both the number of options and the exercise prices to maintain the intrinsic in- or out-of-the-money value immediately before the spin-off. As a result of the change in control of former Aetna, substantially all prior stock option grants became fully vested during 2000. The in-the-money former Aetna stock options held by employees of the sold businesses were settled for cash while the out-of-the-money former Aetna stock options for such employees were cancelled.

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2001:

			Options Outstanding			Options Exercisable

				Weighted
				Average	Weighted		Weighted
				Remaining	Average		Average
			Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices			Outstanding	Life (Years)	Price	Exercisable	Price

$10.84	—	$16.26	53,581	1.6	$15.51	53,581	$15.51

$16.26	—	$21.69	4,113,457	7.7	$19.69	4,113,457	$19.69

$21.69	—	$27.11	13,215,079	7.2	$25.07	8,770,628	$24.16

$27.11	—	$32.53	1,458,895	7.1	$29.33	864,687	$29.60

$32.53	—	$37.95	4,382,852	5.5	$34.74	3,494,664	$34.35

$37.95	—	$43.37	6,013,035	4.1	$41.69	5,910,035	$41.66

$43.37	—	$48.79	2,734,962	6.4	$43.62	2,634,962	$43.43

$48.79	—	$54.21	284,814	4.3	$53.15	284,814	$53.15

			32,256,675			26,126,828

Performance Units – On June 18, 2001, the Company granted performance stock units to certain executives as part of a long-term incentive program. The value of the performance stock units is equal to the Company’s stock price, although the units are not actual shares of stock and do not pay dividends. The performance stock units granted in June 2001 will vest as early as December 31, 2002 (“accelerated vesting”) if the Company meets or exceeds performance goals for 2002 set by the Board of Directors. If performance does not meet the accelerated vesting goal, the performance measurement period for the June 2001 grant may be as long as four and one-half years. The Board of Director’s Compensation and Organization Committee will determine if the performance goals have been achieved and the performance goal is reset each year, if not achieved in the prior year. The number of performance stock units that will vest at the end of the performance measurement period is dependent upon the degree to which the Company achieves the performance goals. The vesting may go as high as 200% of target if cash operating earnings are 25% above the goal. If performance accelerated vesting is not obtained, 50% of the grant will vest, regardless of performance, at the end of the four and one-half year measurement period if the participant is actively employed by the Company on such date. Performance stock units which vest pursuant to time vesting will be payable solely in shares. The compensation expense related to time vested performance stock awards will be amortized over the vesting period. For the 50% of the stock units subject solely to performance goals, compensation expense is recognized over the vesting period based on the Company’s stock price.

Notes to Consolidated Financial Statements (Continued)

12. Benefit Plans (Continued)

Prior to December 13, 2000, the Company’s executives participated in former Aetna’s incentive unit plan. These incentive units were rights to receive common stock or an equivalent value in cash. Of the two cycles of former Aetna incentive unit grants outstanding during 2000, each cycle was due to vest at the end of a four-year vesting period (2000 and 2002), conditioned upon the employee’s continued employment during that period and achievement of specified performance goals related to the total return to shareholders over the four-year measurement period. Incentive units could vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. Interim measurements of compensation expense were made at each reporting period based on the estimated periodic stock price and estimated forfeitures, over the four-year vesting period. Compensation expense was recognized over the four-year vesting period and no compensation expense was recognized at the date of grant. The incentive unit holders were not entitled to dividends during the vesting period. On December 13, 2000, as a result of the change in control of former Aetna (refer to Note 19), the cycle which ended on December 31, 2000 became fully vested while the cycle which would have ended on December 31, 2002 became vested on a pro-rated basis. These awards were paid in cash. As a result, there were no incentive units outstanding as of December 31, 2000.

The costs to the Company associated with the Company’s (former Aetna, prior to December 13, 2001) incentive units for 2001, 2000 and 1999 were $2 million, $9 million and $5 million, respectively.

The Company’s (former Aetna prior to December 13, 2000) incentive unit transactions are as follows:

	Number of Incentive Units

	2001	2000	1999

Outstanding, beginning of year	—	708,275	591,820

Granted	444,250	16,800	324,600

Vested	—	(382,834)	(183,367)

Expired or forfeited	(1,925)	(342,241)	(24,778)

Outstanding, end of year	442,325	—	708,275

The weighted-average grant date fair values for incentive units granted in 2001, 2000 and 1999 were $26.55, $56.01 and $89.68, respectively.

13. Debt

	2001

	Carrying	Fair
(Millions)	Value	Value

Long-term debt:

Senior notes, 7.375% due 2006	$448.8	$448.4

Senior notes, 7.875% due 2011	446.6	426.9

Senior notes, 8.50% due 2041	695.9	695.8

Total	$1,591.3	$1,571.1

On February 14, 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. On March 2, 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. On June 18, 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041. Net proceeds from these issuances totaled approximately $1.6 billion and were used to reduce outstanding commercial paper borrowings.

Notes to Consolidated Financial Statements (Continued)

13. Debt (Continued)

At the time of the Transaction (refer to Note 19), former Aetna had approximately $2.7 billion in long-term debt (approximately $2.1 billion reported in continuing operations and $.6 billion reported in discontinued operations), which was the entire amount outstanding at that time. The Company had no long-term debt outstanding at the time ING acquired former Aetna or at December 31, 2000.

At December 31, 2001, the Company had approximately $110 million of short-term borrowings outstanding. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities. The Company’s commercial paper program and revolving credit facilities provide for an aggregate borrowing capacity of $800 million. The Company has a revolving credit facility in an aggregate amount of $500 million with a worldwide group of banks. This credit facility terminates in December 2003. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. The Company pays facility fees ranging from .1% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2001 is at an annual rate of .18%. There are no borrowings under this facility as of December 31, 2001. The Company has an additional revolving credit facility in an aggregate amount of $300 million with a worldwide group of banks. This credit facility terminates in November 2002. Various interest rate options are available under this facility and any borrowings mature on the expiration date of the applicable credit commitment. The Company pays facility fees ranging from .08% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2001 is at an annual rate of .15%. There are no borrowings under this facility as of December 31, 2001. Both of these facilities support the Company’s commercial paper borrowing program. The weighted average interest rate on short-term borrowings was 3.26% and 7.38% at December 31, 2001 and 2000, respectively.

Under the terms of its credit facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter and is decreased by up to $300 million for certain non-recurring after-tax charges (“excluded charges”). In addition, the minimum level of shareholders’ equity will be decreased, upon the initial application of FAS No. 142, for an amount equal to the Company’s goodwill impairment, which is discussed in more detail in Note 2. At December 31, 2001, the required minimum level was $7.3 billion. The Company met this requirement at December 31, 2001.

Under the terms of its credit facilities, the Company is also required to maintain its ratio of total debt to consolidated annualized earnings at or below 3.0 (for quarters ending March 31, 2002 or later the required ratio is debt to consolidated earnings for the prior four quarters). For this purpose, consolidated earnings equals net income plus interest expense, income tax expense, depreciation expense, amortization expense, any goodwill impairment resulting from the adoption of FAS No. 142, excluded charges and any extraordinary gains or losses. The Company met this requirement at December 31, 2001.

Total interest paid by the Company was $118 million, $333 million and $178 million in 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements (Continued)

14. Capital Stock

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna Inc. has authorized 7,625,000 shares of Class A voting preferred stock, $.01 par value per share. There are also 57,600,000 undesignated shares that the Company’s board of directors has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the board determines. At December 31, 2001, 37,065,421 common shares of the Company were reserved for issuance under its stock option plans and 9,333,834 common shares were reserved for issuance under its incentive savings plan.

In December 2000, the Board of Directors authorized the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $200 million), subject to periodic reauthorization. The Company repurchased 2,600,000 shares of common stock at a cost of approximately $96 million during the first quarter of 2001 pursuant to this authorization. In November 2001, the Board reauthorized the above repurchase authorization to occur anytime on or before February 3, 2002. This reauthorization includes the limitations regarding the number of shares and aggregate purchase price of the share repurchases, or remaining balances thereof, from the initial authorization in December 2000.

On December 12, 2000, the Board of Directors approved a shareholder rights plan and related rights agreement (collectively, the “2000 Plan”). Under the 2000 Plan, a dividend of one right (“Right”) was paid on each outstanding Aetna Inc. common share to shareholders of record immediately after the Company was spun off from former Aetna, and one Right will be issued with each Aetna Inc. common share issued beginning December 14, 2000.

Since December 14, 2000, the Rights have traded with the Aetna Inc. common shares and will continue to do so until the Rights become exercisable. The Rights generally will become exercisable (1) 10 days after a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the then outstanding Aetna Inc. common shares (a “Triggering Acquisition”); (2) 10 business days after the commencement of, or an announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in an Acquiring Person owning 15% or more of the then outstanding Aetna Inc. common shares; or (3) under certain circumstances, such later date as the Board of Directors may determine.

Upon becoming exercisable, each Right will entitle the holder thereof (the “Holder”) to purchase one one-hundredth of a share of Aetna Inc.’s Class A Voting Preferred Stock (a “Fractional Preferred Share”) at a price of $139, subject to adjustment (the “Exercise Price”). Each Fractional Preferred Share has dividend, liquidation and voting rights designed to make it approximately equal in value to one Aetna Inc. common share. Under certain circumstances, including a Triggering Acquisition, each Right (other than Rights that were or are owned by the Acquiring Person, which become void) thereafter will entitle the Holder to purchase Aetna Inc. common shares (or economically equivalent securities, under certain circumstances) with a market value of two times the Exercise Price. Under certain circumstances, including certain acquisitions of Aetna Inc. in a merger or other business combination transaction or sale of 50% or more of its consolidated assets or earning power, each Right thereafter will entitle the Holder to purchase equity securities of the acquirer with a market value of two times the Exercise Price.

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

Notes to Consolidated Financial Statements (Continued)

15. Dividend Restrictions and Shareholders’ Equity

The Company’s business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.’s HMO and insurance company subsidiaries are not expected to affect Aetna Inc.’s ability to service its debt or to pay dividends or the ability of any of Aetna Inc.’s subsidiaries to service its debt or other financing obligations, if any.

Under regulatory requirements, the amount of dividends that may be paid during 2002 to Aetna Inc. by its domestic insurance and HMO subsidiaries as calculated at December 31, 2001 without prior approval by state regulatory authorities is limited to approximately $340 million in the aggregate. There are no such restrictions on distributions from Aetna Inc. to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)	2001	2000

Statutory net income	$20.9	$382.3

Statutory surplus	3,598.6	3,371.3

Effective January 1, 2001, the Company’s insurance and HMO subsidiaries were required to prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners’ (the “NAIC”) Statements of Statutory Accounting Principles (“Codification”), subject to the adoption of Codification by their respective domicilary states.

As of December 31, 2001, the Company does not have state prescribed or permitted statutory accounting practices which would result in reported statutory surplus being materially different from the statutory surplus that would have been reported had Codification been followed. As of December 31, 2000, the Company did not utilize any statutory accounting practices that are prescribed or permitted by state regulatory authorities which, individually or in the aggregate, would materially affect statutory surplus.

Notes to Consolidated Financial Statements (Continued)

16. Reinsurance

The Company utilizes reinsurance agreements primarily to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company’s results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2001, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.

Earned premiums for the years ended December 31 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2001 (1)
Life insurance	$1,547.6	$98.9	$56.4	$1,505.1	3.7%

Accident and health insurance (2)	19,331.9	43.7	978.7	20,266.9	4.8%

Total premiums	$20,879.5	$142.6	$1,035.1	$21,772.0	4.8%

2000 (1)
Life insurance	$1,195.5	$61.4	$52.9	$1,187.0	4.5%

Accident and health insurance (2)	20,224.9	38.7	1,841.7	22,027.9	8.4%

Total premiums	$21,420.4	$100.1	$1,894.6	$23,214.9	8.2%

1999 (1)
Life insurance	$1,128.6	$8.5	$74.4	$1,194.5	6.2%

Accident and health insurance (2)	16,260.7	39.1	1,225.4	17,447.0	7.0%

Total premiums	$17,389.3	$47.6	$1,299.8	$18,641.5	7.0%

(1)	Excludes intercompany transactions.

(2)	Earned premiums assumed from other companies relates primarily to health insurance contracts acquired as part of the acquisition of PHC on August 6, 1999.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $93 million, $68 million and $52 million in 2001, 2000 and 1999, respectively, excluding recoveries related to the reinsurance agreement with Prudential (refer to Note 4). At December 31, 2001, reinsurance recoverables with a carrying value of approximately $1.2 billion were associated with three reinsurers.

Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with former Aetna’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. Assets related to and supporting these policies were transferred to the assuming companies and the Company recorded a reinsurance recoverable.

Notes to Consolidated Financial Statements (Continued)

17. Segment Information

During the first quarter of 2001, the Company reorganized its internal organization for making operating decisions and assessing performance. Accordingly, Group Insurance, which previously was included in the Health Care segment under the product grouping “Group Insurance and Other Health”, began being reported as a separate segment. Segment financial information for 2000 and 1999 has been restated to reflect the Company’s current business segments.

Summarized financial information for the Company’s principal operations was as follows:

		Group	Large Case	Corporate	Discontinued	Total
2001 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$21,793.9	$1,414.9	$474.3	$—	$—	$23,683.1

Net investment income	373.9	286.0	751.7	—	—	1,411.6

Total revenue excluding realized
capital gains (losses)	$22,167.8	$1,700.9	$1,226.0	$—	$—	$25,094.7

Interest expense	$—	$—	$—	$142.8	$—	$142.8

Amortization of goodwill and
other intangible assets	$416.6	$—	$—	$—	$—	$416.6

Income taxes (benefits)	$(157.3)	$71.2	$48.9	$(50.0)	$—	$(87.2)

Operating earnings (losses) from
continuing operations (2)	$(365.3)	$160.1	$31.6	$(92.8)	$—	$(266.4)

Other items (3)	(151.1)	(9.0)	61.4	—	—	(98.7)

Realized capital gains (losses), net of tax	77.4	.3	(4.1)	—	—	73.6

Income (loss) from continuing operations
before cumulative affect adjustment	(439.0)	151.4	88.9	(92.8)	—	(291.5)

Cumulative effect adjustment, net of tax	.5	—	—	—	—	.5

Discontinued operations, net of tax:

Reduction of the reserve for sale and
spin-off related costs (4)	—	—	—	—	11.4	11.4

Net income (loss)	$(438.5)	$151.4	$88.9	$(92.8)	$11.4	$(279.6)

Segment assets (5)	$16,651.8	$4,683.5	$21,919.8	$—	$—	$43,255.1

Expenditures for long-lived assets	$29.1	$—	$33.7	$—	$—	$62.8

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 12.6% of total revenue from external customers.

(2)	Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses, any other items and cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $125.1 million after-tax severance and facilities charge, $26.0 million after-tax charge for unfavorable reserve developments related to exited Medicare markets in the Health Care segment, an after-tax charge of $9.0 million for events of September 11, 2001 in the Group Insurance segment; and a $61.4 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	In connection with the Transaction, as more fully described in Note 19, the Company recorded a reserve of approximately $174 million for net costs associated with this transaction. In the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million.

(5)	Large Case Pensions assets include $5.6 billion attributable to discontinued products.

Notes to Consolidated Financial Statements (Continued)

17. Segment Information (Continued)

		Group	Large Case	Corporate	Discontinued	Total
2000 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers(1)	$23,694.9	$1,367.0	$165.5	$—	$—	$25,227.4

Net investment income	428.5	300.9	902.2	—	—	1,631.6

Total revenue excluding realized capital gains (losses)	$24,123.4	$1,667.9	$1,067.7	$—	$—	$26,859.0

Interest expense	$—	$—	$—	$248.2	$—	$248.2

Amortization of goodwill and other intangible assets	$435.6	$—	$—	$—	$—	$435.6

Income taxes (benefits)	$.4	$82.6	$92.3	$(86.9)	$—	$88.4

Operating earnings (losses) from continuing operations (2)	$95.5	$193.4	$66.0	$(161.3)	$—	$193.6

Other items (3)	(401.4)	(.3)	94.9	—	—	(306.8)

Realized capital gains (losses), net of tax	13.1	(31.8)	4.5	—	—	(14.2)

Income (loss) from continuing operations	(292.8)	161.3	165.4	(161.3)	—	(127.4)

Discontinued operations, net of tax:

Income from operations	—	—	—	—	428.5	428.5

Sale and spin-off related costs	—	—	—	—	(174.0)	(174.0)

Net income (loss)	$(292.8)	$161.3	$165.4	$(161.3)	$254.5	$127.1

Segment assets (4)	$17,114.9	$4,788.5	$25,769.6	$—	$—	$47,673.0

Expenditures for long-lived assets	$34.8	$—	$82.8	$—	$—	$117.6

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 20.3% of total revenue from external customers.

(2)	Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: an after-tax charge of $238.3 million from the write-off of goodwill, a $92.6 million after-tax severance and facilities charge, a $14.6 million after-tax charge related to the New Jersey insolvency assessment, a $5.2 million after-tax charge related to a shareholder litigation settlement agreement and an after-tax charge of $50.7 million, primarily change-in-control related costs, in the Health Care segment; an after-tax charge of $.3 million for change-in-control related costs in the Group Insurance segment; and a $94.9 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	Large Case Pensions assets include $5.8 billion attributable to discontinued products.

Notes to Consolidated Financial Statements (Continued)

17. Segment Information (Continued)

			Group	Large Case	Corporate	Discontinued	Total
1999 (Millions)	Health Care		Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$18,858.3		$1,422.0	$165.1	$—	$—	$20,445.4

Net investment income	324.8		294.5	982.5	—	—	1,601.8

Total revenue excluding realized capital gains (losses)	$19,183.1		$1,716.5	$1,147.6	$—	$—	$22,047.2

Interest expense	$—		$—	$—	$232.7	$—	$232.7

Amortization of goodwill and other intangible assets	$420.4		$—	$—	$—	$—	$420.4

Income taxes (benefits)	$236.1		$105.3	$85.4	$(81.4)	$—	$345.4

Operating earnings (losses) from continuing operations (2)	$190.7		$203.4	$85.0	$(151.3)	$—	$327.8

Other items (3)	—		—	50.2	—	—	50.2

Realized capital gains (losses), net of tax	10.8	(4)	(5.2)	15.8	—	—	21.4

Income (loss) from continuing operations	201.5		198.2	151.0	(151.3)	—	399.4

Income from discontinued operations, net of tax	—		—	—	—	317.1	317.1

Net income (loss)	$201.5		$198.2	$151.0	$(151.3)	$317.1	$716.5

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 21.8% of total revenue from external customers.

(2)	Operating earnings (losses) from continuing operations is comprised of net income (loss) from continuing operations excluding net realized capital gains and losses and any other items. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace operating income or net income as a measure of profitability.

(3)	The other item excluded from operating earnings (losses) from continuing operations is a $50.2 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	Realized capital gains include $13.7 million which relates to previously deferred hedge gains resulting from an anticipated debt issuance.

Revenues from external customers (all within the United States) by product were as follows:

(Millions)	2001	2000	1999

Health risk	$19,972.5	$21,756.2	$17,199.3

Health ASC	1,821.4	1,938.7	1,659.0

Group insurance	1,414.9	1,367.0	1,422.0

Large case pensions	474.3	165.5	165.1

Total revenue from external customers	$23,683.1	$25,227.4	$20,445.4

Long-lived assets, all within the United States, were $327 million and $390 million at December 31, 2001 and 2000, respectively.

18. Commitments and Contingent Liabilities

Leases

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $217 million, $273 million and $203 million for 2001, 2000 and 1999, respectively. The future net minimum payments under noncancelable leases for 2002 through 2006 are estimated to be $208 million, $163 million, $132 million, $107 million and $88 million, respectively, and $210 million, thereafter.

Notes to Consolidated Financial Statements (Continued)

18. Commitments and Contingent Liabilities (Continued)

The Company also has funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments for 2002 through 2006 are estimated to be $134 million, $55 million, $53 million, $24 million and $20 million, respectively. The funding requirements for commercial mortgage loans for 2002 are estimated to be $79 million. At December 31, 2001, the Company was not obligated to fund any commercial loans beyond 2002.

Litigation

Managed Care Class Action Litigation
The Company is involved in purported class action lawsuits that are part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies.

On October 23, 2000, the Judicial Panel on Multi-district Litigation transferred a number of these actions to the United States District Court for the Southern District of Florida (the “Florida Federal Court”) for consolidated pretrial proceedings. The actions so consolidated by this and subsequent orders, including actions originally filed in the Florida District Court, include the following actions brought by the named individuals on the indicated dates:

•	Anthony Conte (October 4, 1999)

•	Jo Ann O’Neill (October 7, 1999; by amendment dated November 9, 1999, Lydia K. Rouse and Danny E. Waldrop joined as additional plaintiffs)

•	Jeanne E. Curtright (October 28, 1999)

•	Raymond D. Williamson, III (November 22, 1999, and a second case was filed in the Florida Federal Court on June 23, 2000)

•	Michael V. Amorosi (December 3, 1999)

•	Eugene Mangieri, M.D. (January 19, 2000)

•	H. Robert Harrison, M.D., Martin Moran, M.D., Lance R. Goodman, M.D., Sandy Springs Pediatrics & Adolescent Medicine, P.C., Pediatric Infectious Disease Associates, LLC, American Medical Association, and Medical Association of Georgia (February 16, 2000 naming Company defendants, and April 18, 2000 naming Prudential defendants)

•	H. Robert Harrison, M.D., Martin Moran, M.D., Lance R. Goodman, M.D., Sandy Springs Pediatrics & Adolescent Medicine, P.C., Pediatric Infectious Disease Associates, LLC, American Medical Association, and Medical Association of Georgia (February 16, 2000 naming Company defendants, and April 18, 2000 naming Prudential defendants)

•	Jennifer McCarron and Ira S. Schwartz (April 11, 2000)

•	John Romero and Catherine Romero (May 22, 2000)

•	Jo Ann O’Neill, Lydia K. Rouse and Danny E. Waldrop (June 23, 2000)

•	Glenn O’Brien and Christopher Gallagher (August 7, 2000)

•	Charles B. Shane, M.D., Edward L. Davis, D.O., Jeffrey Book, D.O., Manual Porth, M.D., Dennis Breen, M.D., Glenn L. Kelly, M.D. and Michael Burgess, M.D. (August 11, 2000); Charles B. Shane, M.D., H. Robert Harrison, M.D., Eugene Mangieri, M.D., Jeffrey Book, D.O., Dennis Breen, M.D., Edward L. Davis, D.O., Lance R. Goodman, M.D., Glenn L. Kelly, M.D., Leonard J. Klay, M.D., Kevin Molk, M.D., Martin Moran, M.D., Manuel Porth, M.D., Thomas Backer, M.D., David Boxstein, M.D., Navid Ghalambor, M.D., Susan Hansen, M.D., Andres Taleisnik, M.D., Julio Taleisnik, M.D., Roger Wilson, M.D., California Medical Association, Denton County Medical Association, Denton County (March 26, 2001) (Shane Amended Complaint)

Notes to Consolidated Financial Statements (Continued)

18. Commitments and Contingent Liabilities (Continued)

•	Douglas Chapman (September 7, 2000)

•	Sue McIntosh, M.D., J. Kevin Lynch, M.D., Karen Laugel, M.D. and Stephen R. Levinson, M.D. (February 15, 2001)

•	Connecticut State Medical Society (February 15, 2001)

•	Medical Society of the State of New York (August 15, 2001)

•	Edgar Borrero, M.D., Albert M. Ellman, M.D. and Robert Scher, M.D. (August 15, 2001)

•	American Dental Association, James B. Swanson, D.D.S. and Michael B. Dayoub, D.D.S. (August 15, 2001)

The plaintiffs in the Conte, O’Neill, Williamson, Amorosi, McCarron, Romero, O’Brien and Chapman cases (together with Curtright, the “Subscriber Cases”) seek to represent purported nationwide classes of current and former members of the Company’s health plans. The Subscriber Cases collectively seek various forms of relief, including unspecified damages, treble damages, injunctive relief and restitutionary relief for unjust enrichment, for alleged violations of the Racketeering Influenced and Corrupt Organizations Act (“RICO”) and the Employee Retirement Income Security Act of 1974 (“ERISA”), and seek similar relief under common law theories. In addition, the action by Jeanne E. Curtright seeks similar relief on behalf of a class of California health plan members and members of the California public for alleged violations of California Business and Professions Code Sections 17200 and 17500 and under common law theories. Each of former Aetna, Aetna Inc., Richard L. Huber (the former chairman of Aetna) and certain health maintenance organizations that Aetna Inc. acquired from The Prudential Insurance Company of America are named as defendants in one or more of these actions. The complaints allege generally that defendants failed to adequately inform members about defendants’ managed care practices, including capitated payments to providers and utilization management practices. In addition, the Chapman complaint relates to the disclosure and determination of usual, customary and reasonable charges for claims and alleges an undisclosed policy of discounting procedures in order to reduce reimbursements to ERISA plan members.

On August 11, 2000, Aetna Inc. and former Aetna moved to dismiss the June 22, 2000 O’Neill Complaint. On June 12, 2001, the Florida Federal Court granted that motion in part and denied it in part. It permitted plaintiffs to file an amended complaint, which they did on June 29, 2001. The Company moved to dismiss the amended complaint on August 13, 2001. On February 20, 2002, the Florida Federal Court granted the Company’s motion in part and denied it in part. The Florida Federal Court dismissed Amorosi’s RICO claims based upon the McCarran Ferguson Act and kept intact the other two putative class members’ RICO claims. The Florida Federal Court also narrowed all plaintiffs’ ERISA claims to (1) allegations of interference with physician-patient communications and (2) allegations of misrepresentations of medical necessity for those plaintiffs who are no longer subscribers to Aetna Inc.’s health plans. The Florida Federal Court permitted the plaintiffs to file an amended complaint by March 20, 2002. On September 29, 2000, plaintiffs moved for class certification. The class certification motion has been fully briefed, and the Florida Federal Court heard argument on that motion on July 24, 2001.

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

The Shane, Mangieri, Harrison, McIntosh, Connecticut State Medical Society, Borrero, New York State Medical Society and American Dental Association cases together comprise the “Provider Cases.” The amended Shane action is brought against Aetna Inc. and a number of other managed care companies. The Mangieri action is brought against Aetna Inc. and two other managed care companies. The Harrison actions are brought against Aetna Inc., Prudential and a number of other managed care companies. The McIntosh and Connecticut State Medical Society actions are brought against an indirect subsidiary of Aetna Inc.

Notes to Consolidated Financial Statements (Continued)

18. Commitments and Contingent Liabilities (Continued)

The Provider Cases collectively allege that Aetna Inc. and each other defendant managed care organization improperly denied claims in whole or in part, did not pay claims timely or did not pay at proper rates, and employed coercive economic power to force physicians to enter into economically unfavorable contracts. The Shane Provider Case further charges that Aetna Inc. and the other defendant managed care organizations conspired and aided and abetted one another in the alleged wrongdoing. The Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief, for alleged violations of RICO, ERISA, state unfair trade statutes and state laws regarding the timely payment of claims, and seek similar relief under common law theories.

The Provider Cases seek to represent purported nationwide classes of physicians and other providers who currently or formerly provided services to members of the Company and/or Prudential. In addition, the Harrison actions seek to represent a class of Georgia physicians. The Shane plaintiffs seek to represent a purported national subclass of physicians to the extent that each such physician has a claim against each respective defendant which claim that physician is not bound to arbitrate as to various state law claims. The Shane plaintiffs also seek to represent a similar subclass of California physicians with respect to claims asserted under California’s unfair trade practices statute.

On September 22, 2000, Aetna Inc. and the other defendants moved to dismiss the August 11, 2000 Shane complaint. On March 2, 2001, the Florida Federal Court granted that motion in part and permitted plaintiffs to file an amended complaint. An amended complaint was filed on March 26, 2001 by the individuals listed above, including the Harrison and Mangieri plaintiffs and others.

On April 30, 2001, Aetna Inc. and the other defendants moved to dismiss the March 26, 2001 Shane complaint. On May 1, 2001, Aetna Inc. moved to compel arbitration of all claims asserted against it by several of the named plaintiffs, moved to compel arbitration and/or stay claims against Aetna Inc. for its alleged participation in purported RICO violations by other defendants and moved to compel arbitration and/or stay claims against other defendants for their alleged participation in purported RICO violations by Aetna Inc.

On October 20, 2000, the Shane plaintiffs moved for class certification. The parties fully briefed that motion based on the allegations of the August 11, 2000 Shane complaint. On May 7, 2001, the Florida Federal Court heard oral argument.

On June 25, 2001, the United States Court of Appeals for the Eleventh Circuit (the “Appeals Court”) issued an order staying the Provider Cases pending before the Florida Federal Court while the Appeals Court considers an appeal taken by other defendants of an order of the Florida Federal Court concerning the effect of arbitration clauses contained in contracts between certain individual plaintiffs and the appellants. The Appeals Court heard oral argument on that appeal on January 9, 2002.

Various motions to stay and dismiss have been filed and remain pending in the other Subscriber Cases. They remain in the preliminary stages. The Company intends to continue to defend the Subscriber Cases and the Provider Cases vigorously.

Notes to Consolidated Financial Statements (Continued)

18. Commitments and Contingent Liabilities (Continued)

In addition, a complaint was filed in the Superior Court of the State of California, County of San Diego (the “California Superior Court”) on November 5, 1999 by Linda Ross and The Stephen Andrew Olsen Coalition for Patients Rights, purportedly on behalf of the general public of the State of California (the “Ross Complaint”). The Ross Complaint, as amended, seeks injunctive relief against former Aetna, Aetna Inc., Aetna U.S. Healthcare of California Inc. and additional unnamed “John Doe” defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500. The Ross Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to the Company’s HMO members and the general public and for alleged unfair practices relating to contracting of doctors. Trial is scheduled for June 7, 2002. Defendants intend to continue to defend this action vigorously.

NYLCare Texas Sale Litigation
On March 30, 2001, Health Care Service Corporation (“HCSC”) provided the Company with a letter demanding arbitration of claims arising out of its purchase from Aetna Inc. of the NYLCare Texas HMOs. HCSC seeks damages in excess of $100 million, and punitive damages, for alleged contract breaches and fraud by Aetna Inc. HCSC claims in substance that Aetna Inc. failed to calculate premium deficiency and medical claim reserves for the sold companies in accordance with applicable statutory accounting principles and practices and commonly accepted actuarial standards and failed to disclose certain litigation claims. Aetna Inc. believes it established these reserves appropriately and complied with the terms and conditions of the Stock Purchase Agreement, and on April 19, 2001, transmitted an answer denying the material allegations. The parties have selected arbitrators, and discovery has begun. Arbitration hearings in this matter currently are scheduled to begin on May 13, 2002. Aetna Inc. intends to continue to defend this matter vigorously.

Securities Class Action Litigation
Several purported class action complaints (the “Complaints”) have been filed against the Company and two of its officers or directors, William H. Donaldson and John W. Rowe, M.D., alleging violations of federal securities laws. The Complaints allege misrepresentations and omissions regarding, among other things, the Company’s ability to manage and control medical costs and the appropriate reserve for medical costs as of December 31, 2000. The Complaints seek unspecified damages, among other remedies. Four Complaints were filed in the United States District Court for the Southern District of New York by individuals on the dates indicated: Hanford Quock (November 6, 2001), Eugene Lefkowitz (November 9, 2001), Fran Lerner (November 27, 2001) and Brian Barry (December 6, 2001). Two other Complaints were filed in the United States District Court for the Eastern District of Pennsylvania by individuals on the dates indicated: Laborers Tri-County Pension Fund (November 30, 2001) and Market Street Securities, Inc. (December 17, 2001). Defendants intend to vigorously defend this litigation, which is in its preliminary stages.

The Company is unable to predict at this time the ultimate outcome of the Managed Care Class Action Litigation, NYLCare Texas Sale Litigation and Securities Class Action Litigation. It is reasonably possible that their outcome could be material to the Company.

Other Litigation and Regulatory Proceedings
The Company is involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state regulatory regimes, marketing misconduct, failure to timely pay medical claims and other litigation in its health care business. Some of these other lawsuits are purported to be class actions.

Notes to Consolidated Financial Statements (Continued)

18. Commitments and Contingent Liabilities (Continued)

In addition, the Company’s business practices are subject to review by various state insurance and health care regulatory authorities and federal regulatory authorities. Recently, there has been heightened review by these regulators of the managed health care industry’s business practices, including utilization management, delegated arrangements and claim payment practices. As a leading national managed care organization, the Company regularly is the subject of such reviews and several such reviews currently are pending, some of which may be resolved during 2002. These reviews may result in changes to or clarifications of the Company’s business practices, and may result in fines, penalties or other sanctions.

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

19. Sale and Spin-Off Related Transaction

On December 13, 2000, former Aetna sold its financial services and international businesses to ING in a transaction valued at approximately $7.7 billion. Under the terms of the agreement and in an integrated transaction, former Aetna spun off to its shareholders the shares of the Company, which is comprised primarily of the Health Care, Group Insurance and Large Case Pensions businesses. Simultaneously, former Aetna, which then was comprised of Aetna Financial Services and Aetna International, was merged with a newly formed subsidiary of ING. In exchange for each a share of former Aetna, shareholders received one share of the Company and $35.33 per share in cash. When ING acquired former Aetna, that entity included approximately $3.0 billion of net liabilities, primarily comprised of $2.7 billion of long-term debt. As part of the sale consideration and the spin-off transaction, these net liabilities were acquired by ING.

In December 2000, the Company established a reserve for the net costs associated with the Transaction of approximately $174 million after tax. These costs, which were directly associated with the sale of the financial services and international businesses, were included in the results of discontinued operations for 2000 and related to certain compensation-related arrangements, costs for outside financial and legal advisors, income taxes related to legal entity realignment, payments for the settlement of certain former Aetna employee stock options held by employees of the sold businesses and various other expenses related to the change in control of former Aetna. During the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million after tax, which management determined were no longer necessary. Included in the cost associated with the Transaction was the release of approximately $53 million of previously established reserves in connection with prior dispositions of businesses reflected as discontinued operations.

In connection with its spin-off from former Aetna, the Company assumed all liabilities related to the Health Care, Group Insurance and Large Case Pensions businesses. In addition, the Company generally is responsible for the liabilities of former Aetna other than those arising out of the financial services and international businesses sold to ING. Those liabilities include the post-retirement pension and other benefits payable to all former employees of former Aetna, liabilities arising out of health litigation and certain corporate-level litigation to which former Aetna is a party, and all liabilities arising out of certain divestiture transactions consummated by former Aetna prior to the closing of the Company’s spin-off. The Company is also providing certain administrative services on behalf of ING for a specified period of time, but no later than June 2002.

Notes to Consolidated Financial Statements (Continued)

19. Sale and Spin-Off Related Transaction (Continued)

The Company is the successor of former Aetna for accounting purposes and, accordingly, the account balances and activities of the financial services and international businesses have been segregated and reported as discontinued operations. Operating results of the discontinued operations were as follows:

	For the Years Ended December 31,

(Millions)	2000	1999

Revenue:

Premiums	$3,105.2	$2,259.8

Total net investment income	1,370.4	1,362.2

Fees and other income	727.2	709.7

Net realized capital gains (losses)	280.5	9.4

Total revenue	5,483.3	4,341.1

Benefits and expenses:

Current and future benefits	3,255.4	2,596.7

Operating expenses:

Salaries and related benefits	481.8	395.8

Other	665.2	603.7

Interest expense	49.7	46.6

Amortization of goodwill and other acquired intangible assets	28.6	17.0

Amortization of deferred policy acquisition costs	224.3	204.0

Total benefits and expenses	4,705.0	3,863.8

Income before taxes (benefits)	778.3	477.3

Income taxes (benefits):

Current	210.6	46.8

Deferred	139.2	113.4

Total income taxes	349.8	160.2

Income from discontinued operations before sale and spin-off related costs	428.5	317.1

Sale and spin-off related costs, net of $16.0 million of income taxes	(174.0)	—

Income from discontinued operations	$254.5	$317.1

Notes to Consolidated Financial Statements (Continued)

Management’s Responsibility for Financial Statements

Management is responsible for the financial statements of Aetna Inc., which have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements are the products of a number of processes that include the gathering of financial data developed from the records of the Company’s day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Company’s internal controls are designed to reasonably assure that Company assets are safeguarded from unauthorized use or disposition and that Company transactions are authorized, executed and recorded properly. Company personnel maintain and monitor these internal controls on an ongoing basis. In addition, the Company’s internal auditors review and report upon the functioning of these controls with the right of full access to all Company personnel.

The Company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the Company’s internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears below.

The Company’s Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company’s financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

Independent Auditors’ Report

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Hartford, Connecticut
February 20, 2002

Quarterly Data (Unaudited)

2001 (Millions, except per common share data)	First	Second (1)	Third	Fourth (2)

Total revenue	$6,428.7	$6,536.4	$6,183.2	$6,042.5

Income (loss) from continuing operations before
income taxes (benefits) and cumulative effect adjustment	$(48.5)	$43.6	$(62.0)	$(311.8)

Income taxes (benefits)	.2	33.0	(7.6)	(112.8)

Cumulative effect adjustment, net of tax	.5	—	—	—

Income (loss) from continuing operations	(48.2)	10.6	(54.4)	(199.0)

Income from discontinued operations	—	—	—	11.4

Net income (loss)	$(48.2)	$10.6	$(54.4)	$(187.6)

Per common share results: (3) (4)

Net income (loss)

Basic	$(.34)	$.07	$(.38)	$(1.30)

Diluted	—	.07	—	—

Common stock data:

Dividends declared	$—	$—	$.04	$—

Common stock prices, high	41.50	36.55	30.05	33.71

Common stock prices, low	33.81	23.23	24.68	27.64

(1)	Second quarter includes a $61.4 million after-tax benefit ($94.5 million pretax) from a reduction of the reserve for loss on discontinued products.

(2)	Fourth quarter includes an after-tax severance and facilities charge of $125.1 million ($192.5 million pretax) (refer to Note 9).

(3)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

(4)	Since the Company reported a loss from continuing operations in the first, third and fourth quarters, the effect of dilutive securities has been excluded from earnings per common share computations for these quarters, since including such securities would be anti-dilutive.

2000 (Millions, except per common share data)	First	Second (1)	Third (2)	Fourth (3)

Total revenue	$6,757.0	$6,719.4	$6,744.1	$6,598.4

Income (loss) from continuing operations before income taxes (benefits)	$135.5	$197.5	$116.6	$(488.6)

Income taxes (benefits)	60.1	87.9	57.0	(116.6)

Income (loss) from continuing operations	75.4	109.6	59.6	(372.0)

Income (loss) from discontinued operations	94.6	77.0	117.2	(34.3)

Net income (loss)	$170.0	$186.6	$176.8	$(406.3)

Per common share results: (4) (5)

Income (loss) from continuing operations

Basic	$.53	$.78	$.42	$(2.63)

Diluted	.53	.77	.42	—

Income (loss) from discontinued operations

Basic	.67	.55	.83	(.24)

Diluted	.67	.54	.82	—

Net income (loss)

Basic	1.20	1.32	1.25	(2.87)

Diluted	1.20	1.30	1.24	—

(1)	Second quarter includes a $94.9 million after-tax benefit ($146.0 million pretax) from a reduction of the reserve for loss on discontinued products and a $14.6 million after-tax charge ($22.5 million pretax) related to the New Jersey insolvency assessment.

(2)	Third quarter includes a $5.2 million after-tax charge ($8.0 million pretax) related to a shareholder litigation settlement agreement.

(3)	Fourth quarter includes an after-tax severance and facilities charge of $92.6 million ($142.5 million pretax) (refer to Note 9), a $238.3 million after-tax charge ($310.2 million pretax) related to the write-off of goodwill (refer to Note 4) and an other after-tax charge, primarily change-in-control related costs, of $51 million ($78.0 million pretax).

(4)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

(5)	Since the Company reported a loss from continuing operations in the fourth quarter, the effect of dilutive securities has been excluded from earnings per common share computations for that quarter, since including such securities would be anti-dilutive.