Form 10-K, Exhibit 13
period 2002-12-31
AETNA INC /PA/
filed 2003-02-28
CIK 1122304

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents a review of Aetna Inc. and its subsidiaries as of December 31, 2002 and 2001, and its results of operations for 2002, 2001 and 2000. This Management’s Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understanding Aetna Inc. and its subsidiaries’ results and financial condition. The information herein is as of February 26, 2003.

OVERVIEW

General

The consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”). The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) (“Risk”) and an employer-funded basis (where the plan sponsor under an administrative service contract, and not the Company, assumes all or a majority of this risk) (“ASC”). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit products (“Indemnity”). The Group Insurance segment includes group life insurance products offered on a risk basis, as well as group disability and long-term care insurance products offered on both a risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Turnaround Initiatives

During 2002, the Company continued to implement strategic and operational initiatives aimed at improving the performance of its business. These initiatives included, among other things, implementing a new customer market approach, improving the efficiency of operations, addressing rising medical costs, improving relations with health care providers and withdrawing certain products within markets. Specific actions taken included significant price increases, withdrawal from certain unprofitable Commercial HMO and Medicare products within markets, changes to underwriting practices, initiatives to improve the efficiency of claims payment and other member services processes, and initiatives to reduce expenses, including significant staff reductions.

For various reasons, including premium rate increases and withdrawal from certain unprofitable Commercial HMO and Medicare products within markets, the Company’s membership has decreased significantly. Total medical membership at December 31, 2002 was 13.7 million members, compared to 17.2 million members at December 31, 2001.

The Company has also continued to reduce its cost structure as its membership has decreased. The Company recorded severance and facilities charges of $105 million after tax during 2002 and a severance and facilities charge of $125 million after tax in the fourth quarter of 2001. Refer to “Severance and Facilities Charges” and Note 11 of Notes to Consolidated Financial Statements for more information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

OVERVIEW (Continued)

Consolidated Results

The Company reported a net loss of $2.5 billion in 2002, a net loss of $280 million in 2001 and net income of $127 million in 2000. The Company reported income from continuing operations of $393 million in 2002 and losses from continuing operations of $292 million in 2001 and $127 million in 2000. Income from continuing operations per diluted common share was $2.57 in 2002 compared to losses from continuing operations per basic common share of $2.03 in 2001 and $.90 in 2000. The net loss in 2002 includes income from discontinued operations of $50 million and a cumulative effect charge of approximately $3.0 billion related to the Company’s adoption of Financial Accounting Standard (“FAS”) No. 142, Goodwill and Other Intangible Assets, as discussed below. The loss in 2001 includes an $11 million benefit from the reduction of the reserve for costs relating to the sale of certain discontinued operations and a cumulative effect benefit of $.5 million related to the Company’s adoption of the amended FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The net income in 2000 includes income from discontinued operations of $255 million. (Refer to “Results of Discontinued Operations” for more information.)

For 2002, income from continuing operations includes severance and facilities charges of $105 million, a benefit from the reduction of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment of $5 million and net realized capital gains of $22 million. The loss from continuing operations in 2001 includes a severance and facilities charge of $125 million, a benefit from the reduction of the reserve for anticipated future losses on discontinued products in Large Case Pensions of $61 million and net realized capital gains of $74 million. The loss from continuing operations in 2000 includes a charge of $238 million related to the write-off of goodwill primarily associated with Medicare service area exits effective January 1, 2001, a severance and facilities charge of $93 million, costs of $38 million resulting from change in control-related payments and other costs required to effect the spin-off of the Company from its predecessor, a benefit from the reduction of the reserve for anticipated future losses on discontinued products in Large Case Pensions of $95 million and net realized capital losses of $14 million. Excluding these items, income from continuing operations would have been $470 million in 2002 compared to a loss from continuing operations of $302 million in 2001, and income from continuing operations of $161 million in 2000.

Pharmacy Strategy

In October 2002, the Company announced that, following a review of strategic options related to its pharmacy benefits management operations, the Company decided to retain and expand upon its existing capabilities. In February 2003, the Company completed the purchase of a mail order pharmacy facility from Eckerd Health Services. The Company also expects to expand its existing clinical and sales capabilities relating to its pharmacy benefits management operations.

New Accounting Standard on Goodwill and Other Acquired Intangible Assets

On January 1, 2002, the Company adopted FAS No. 142. As a result, the Company recorded an impairment of goodwill of approximately $3.0 billion in the first quarter of 2002 which is recorded as a cumulative effect adjustment in the Consolidated Statement of Income. Refer to “Critical Accounting Policies” and “Goodwill and Other Acquired Intangible Assets” within this MD&A and Notes 2 and 6 of Notes to Consolidated Financial Statements for further discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE

Operating Summary

(Millions)	2002	2001	2000

Premiums:
Commercial HMO (1)	$10,858.5	$14,345.8	$14,164.4
Medicare HMO	1,013.1	1,995.7	4,051.3
Other (2)	3,164.5	3,598.9	3,530.9

Total premiums	15,036.1	19,940.4	21,746.6

Administrative services contract fees	1,806.6	1,802.9	1,903.2
Net investment income	295.7	373.9	428.5
Other income	15.6	50.6	45.1
Net realized capital gains	56.0	102.2	2.6

Total revenue	17,210.0	22,270.0	24,126.0

Health care costs (3)	12,452.8	17,938.8	18,884.1
Salaries and related benefits	2,150.1	2,188.4	2,384.6
Other operating expenses	1,884.4	2,130.0	2,261.4
Amortization of goodwill	—	198.1	204.9
Amortization of other acquired intangible assets	130.8	218.5	230.7
Goodwill write-off	—	—	310.2
Severance and facilities charges	156.0	192.5	142.5

Total benefits and expenses	16,774.1	22,866.3	24,418.4

Income (loss) before income taxes (benefit) and cumulative effect adjustments	435.9	(596.3)	(292.4)
Income taxes (benefit)	119.5	(157.3)	.4
Cumulative effect adjustments, net of tax	(2,965.7)	.5	—

Net loss	$(2,649.3)	$(438.5)	$(292.8)

Net realized capital gains, net of tax (included above)	$36.4	$77.4	$13.1

(1)	Commercial HMO includes premiums related to POS members who access primary care physicians and referred care through an HMO network.

(2)	Includes POS, PPO, Indemnity, Medicaid HMO and Dental products.

(3)	The percentage of health care costs related to capitated arrangements (a fee arrangement where the Company pays providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 11.3% for 2002, compared to 11.7% for 2001 and 14.1% for 2000.

The table presented below identifies certain items which, although they may recur, are excluded from net loss to arrive at operating earnings or loss. Management believes this provides a comparison more reflective of Health Care’s underlying business performance. The table reconciles operating earnings or loss to net loss reported in accordance with accounting principles generally accepted in the United States of America.

(Millions)	2002	2001	2000

Net loss	$(2,649.3)	$(438.5)	$(292.8)
Other items included in net loss:
Net realized capital gains	(36.4)	(77.4)	(13.1)
Amortization of goodwill	—	195.3	200.4
Amortization of other acquired intangible assets	85.0	142.4	150.0
Goodwill write-off	—	—	238.3
Severance and facilities charges	101.4	125.1	92.6
Release of state income tax reserves (1)	(19.8)	—	—
Change in control-related costs	—	—	37.7
Cumulative effect adjustments	2,965.7	(.5)	—

Operating earnings (loss)	$446.6	$(53.6)	$413.1

(1)	During the first quarter of 2002, the Company released $19.8 million of state income tax related reserves as a result of the favorable conclusion of several state tax audits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

2002 Compared to 2001

Operating earnings for 2002 reflect an increase of $500 million from the operating loss in 2001, which decreased $467 million from the operating earnings in 2000. For 2002 and 2001, membership levels were lower than in the prior year periods, resulting in both lower overall premiums and medical costs. For 2002, the increase in operating earnings was due primarily to significant premium rate increases and reductions of membership with historically higher medical cost ratios (including withdrawal of products within certain markets), partially offset by higher per member medical costs for Commercial HMO products and, to a lesser extent, for PPO, POS and Indemnity products. Premiums for 2002 also reflect a benefit of approximately $21 million after tax ($32 million pretax) from the favorable resolution of prior period contract matters for a large customer. Medical costs for 2002 reflect the favorable development of prior period medical cost estimates of approximately $26 million after tax ($40 million pretax) for Commercial HMO products and approximately $23 million after tax ($35 million pretax) for Medicare HMO. Medical costs for 2001 reflect the unfavorable development of prior period medical cost estimates of approximately $42 million after tax ($65 million pretax), primarily related to Medicare service areas that the Company exited, effective January 1, 2001. The increase in 2002 operating earnings was also attributable to a decrease in total operating expenses, including salaries and related benefits, resulting from expense reduction initiatives related to lower membership levels, including workforce reductions, lower broker commissions and sales compensation expense, offset partially by higher performance-based compensation, due to the Company’s improved results, and higher pension costs. Operating earnings for 2002 were adversely affected by a decrease in net investment income due primarily to lower average yields on debt securities, mortgage loans and short-term investments as well as lower average assets, partially offset by higher limited partnership income, and a decrease in other income primarily due to proceeds in the third quarter of 2001, not present in 2002, of approximately $13 million after tax ($20 million pretax) from the sale of the Company’s New Jersey Medicaid membership (discussed in more detail below).

2001 Compared to 2000

The decrease in operating earnings for 2001 reflects lower results for Commercial HMO products and, to a lesser extent, lower results for Indemnity, PPO and POS medical products, partially offset by higher results for Medicare HMO products. The decline in results for Commercial HMO products resulted from significantly higher per member medical costs outpacing per member premium rate increases, partially offset by a decrease in operating expenses, including salaries and related benefits, resulting from expense reduction initiatives. The decline in results for Indemnity, PPO and POS products was due primarily to higher per member medical costs outpacing per member premium rate increases. The operating loss for 2001 was partially offset by higher results for Medicare HMO products due to the Company’s exit of a number of Medicare service areas on January 1, 2001 and per member premium rate increases on renewing business, partially offset by significantly higher per member medical costs. 2001 results also reflect a decrease in net investment income primarily due to lower income from limited partnerships and lower yields on debt securities and short-term investments, partially offset by higher asset balances. Results in 2001 also include a charge of $15 million after tax ($23 million pretax) for prior period claim surcharges, and a benefit of $13 million after tax ($20 million pretax) related to the net settlement of a reinsurance agreement with The Prudential Insurance Company of America, as well as a benefit of approximately $13 million after tax ($20 million pretax) relating to the sale of the Company’s New Jersey Medicaid membership. Results for Risk Products in 2000 also reflect a favorable development related to a government plan arrangement included in Indemnity, PPO and POS products, almost entirely offset by unfavorable development related to the resolution or termination of certain provider contracts included in Medicare HMO products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Commercial HMO

Commercial HMO premiums decreased approximately $3.5 billion in 2002, when compared to 2001, and increased $181 million in 2001, when compared to 2000. This decrease for 2002 primarily reflects significant membership reductions, offset in part by significant premium rate increases on renewing business. The increase in 2001 was due to premium rate increases on renewing business, partially offset by a shift in the geographic mix of membership, customers selecting lower premium plans and by membership reductions.

The Commercial HMO medical cost ratio was 83.2% for 2002, 90.3% for 2001 and 86.3% for 2000. The decrease in 2002, compared to 2001, was the result of significant per member premium rate increases outpacing per member medical cost increases and reductions of membership with historically higher medical cost ratios (including withdrawal of products within certain markets). Premiums for 2002 also include a benefit of approximately $32 million pretax from the favorable resolution of prior period contract matters for a large customer. Per member medical cost increases in 2002 were partially offset by favorable development of prior period medical cost estimates of approximately $40 million pretax. Excluding the favorable resolution of prior period contract matters for a large customer and the favorable development of prior period medical cost estimates, the Commercial HMO medical cost ratio was 83.8% for 2002. Higher per member medical costs were primarily due to higher utilization related to 2002 services and also reflect the impact of certain unit cost increases. While the specific factors vary in importance by local market, the major drivers of the increase in utilization include an increase in physician services (including specialists), inpatient services, pharmacy and outpatient services (particularly ambulatory surgeries and radiology). The increase in 2001, compared to 2000, was the result of significantly increased per member medical costs outpacing per member premium increases. Higher per member medical costs were primarily due to higher utilization.

Medicare HMO

The Company’s Medicare+Choice contracts with the federal government are renewed for a one-year period each January 1. In September 2002, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent not to renew its Medicare+Choice contracts for 2003 for individuals in a number of Medicare service areas affecting approximately 9,000 members, or approximately 8% of the Company’s total Medicare membership at December 31, 2002. Employer groups offering Aetna’s Medicare+Choice coverage in these service areas will continue to be able to do so. As part of a new CMS Medicare+Choice Demonstration Project, the Company is offering an open access Medicare+Choice plan (the Aetna Golden Choice plan) for 2003 in certain service areas, including certain service areas where the Company decided not to renew its Medicare+Choice contracts for individuals. This new Aetna Golden Choice plan will not require referrals or the selection of a primary care physician.

In September 2001, the Company notified CMS of its intent to exit a number of Medicare service areas, affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership at December 31, 2001. The termination of these Medicare+Choice contracts became effective on January 1, 2002. The medical cost ratio for the exited Medicare service areas, effective January 1, 2002, was approximately 100% for 2001. In June 2000, the Company notified CMS of its intent to exit a number of Medicare service areas affecting approximately 260,000 members, or approximately 47% of the Company’s total Medicare membership at December 31, 2000. The termination of these Medicare+Choice contracts became effective on January 1, 2001.

Medicare HMO premiums decreased $983 million in 2002, when compared to 2001, and decreased $2.1 billion in 2001, when compared to 2000. The decrease in 2002 was substantially due to the Company exiting a number of Medicare service areas on January 1, 2002, discussed above. The decrease in 2001, compared to 2000, was due to the exit of a number of Medicare service areas on January 1, 2001, partially offset by increases in supplemental premiums and rate increases by CMS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

The Medicare HMO medical cost ratio for 2002 was 82.2%, compared to 93.7% (excluding premiums and medical costs relating to Medicare service areas that the Company exited, effective January 1, 2001 (“2001 exited markets”)) for 2001 and 91.6% for 2000 excluding 2001 exited markets. The decrease for 2002, compared to 2001, primarily reflects the Company’s exit from certain Medicare service areas on January 1, 2002 that had high medical cost ratios, premium rate increases outpacing medical cost increases and the favorable development of prior period medical cost estimates discussed previously. Excluding the favorable development of prior period medical cost estimates for 2002 of approximately $35 million pretax, the Medicare HMO medical cost ratio was 85.6%. The increase for 2001, compared to 2000, reflects increased per member medical costs which outpaced the increases in supplemental premiums and CMS rate increases. The increases in per member medical costs were primarily a result of higher utilization and, to a lesser extent, unit cost increases mostly due to a shift from capitation to fee-for-service arrangements in certain markets. Excluding premiums and medical costs relating to Medicare service areas that the Company exited, effective January 1, 2002, the Medicare HMO medical cost ratio would have been approximately 91.0% for 2001. Medical costs for 2001 reflect the unfavorable development of prior period medical cost estimates of approximately $56 million pretax, primarily related to those Medicare service areas that the Company exited, effective January 1, 2001. For 2001 and 2000, the Medicare HMO medical cost ratio (including 2001 exited markets) was 95.7% and 97.0%, respectively.

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

Health Care Costs Payable

Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable is estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable is based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimates is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2002 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after tax results for 2002 by approximately $50 million. This estimation process is a critical accounting policy for the Company. Refer to “Critical Accounting Policies” for more information.

Other Revenue

ASC fees for 2002 remained relatively consistent with 2001. This reflects overall lower ASC membership levels, offset by an increase in rates. The decrease in ASC fees for 2001 of approximately $100 million, when compared to 2000, is primarily due to lower overall membership levels, partially offset by higher Commercial HMO fees due to higher Commercial HMO membership and rate increases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Net realized capital gains for 2002 include a capital gain of $39 million after tax related to the Company’s 1997 sale of its behavioral health subsidiary, Human Affairs International (“HAI”) and net gains from the sale of debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. The Company records capital gains relating to the HAI sale as they become realizable. Refer to “Total Investments - Capital Gains and Losses” for further discussion of the $60 million pretax that was scheduled to be paid to the Company by the purchaser of HAI, Magellan Health Services, Inc. (“Magellan”), and Magellan’s current financial condition. These gains were partially offset by capital losses primarily due to the write-down of certain debt and equity securities, the final resolution of matters related to the prior year sale of NYLCare Texas, the sale of the Company’s investment in an internet technology-based connectivity company and losses from futures contracts. Net realized capital gains for 2001 primarily reflect a capital gain of $38 million after tax related to the HAI sale, net gains from the sale of debt securities resulting from the Company’s rebalancing of its investment portfolio and capital gains resulting from collections of previously charged-off mortgage loans. These gains in 2001 were partially offset by capital losses resulting primarily from the write-down of certain debt securities. Net realized capital gains for 2000 primarily reflect a capital gain of $38 million after tax related to the HAI sale. During 2000, the Company incurred capital losses due to the rebalancing of its investment portfolio in a then rising interest rate environment, the write-down of certain debt securities and on the sale of certain corporate real estate, which almost entirely offset the HAI capital gain.

Income Taxes

Results for 2002 included approximately $20 million of state income tax related reserves released in the first quarter of 2002 as a result of the favorable conclusion of several state tax audits. Results for 2000 included a charge of $238 million after tax related to the write-off of goodwill, primarily associated with Medicare service area exits effective January 1, 2001. Excluding the state income tax reserve release in 2002, the goodwill write-off in 2000, amortization of goodwill for 2001 and 2000, and net realized capital gains and amortization of other acquired intangible assets for all periods, the effective tax rates were 32.4%, 36.6% and 37.3% for 2002, 2001 and 2000, respectively. Fluctuations in the effective tax rates primarily reflect a change in the mix of state income taxes that apply to pretax income or loss. This mix of state income taxes depends on the states in which the Company’s earnings or losses are incurred and the level of such earnings or losses, due to differing tax rates and/or limitations of allowed losses in various states.

Membership

Health Care’s membership was as follows:

	December 31, 2002			December 31, 2001

(Thousands)	Risk	ASC	Total	Risk	ASC	Total

Commercial
HMO (1)	3,948	1,349	5,297	6,712	1,086	7,798
PPO	753	3,171	3,924	907	3,168	4,075
POS	101	2,514	2,615	183	2,820	3,003
Indemnity	106	1,517	1,623	204	1,691	1,895

Total Commercial Membership	4,908	8,551	13,459	8,006	8,765	16,771
Medicare HMO	117	—	117	255	—	255
Medicaid HMO	—	102	102	15	129	144

Total Medical Membership	5,025	8,653	13,678	8,276	8,894	17,170

Dental	4,740	7,027	11,767	5,704	7,755	13,459

(1)	Commercial HMO in thousands includes POS members who access primary care physicians and referred care through an HMO network of 1,067 at December 31, 2002 and 1,475 at December 31, 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Total medical and dental membership as of December 31, 2002 decreased by approximately 3.5 million members and 1.7 million members, respectively, compared to December 31, 2001, resulting from the Company’s strategic and operational initiatives, including significant price increases, the withdrawal of under-performing Commercial HMO products in certain markets and the exit from certain Medicare service areas. Substantially all of the medical membership decrease relates to Risk membership and as a result, ASC membership at December 31, 2002 represents approximately 63% of Health Care’s total medical membership, compared to approximately 52% at December 31, 2001.

Outlook

The Company continues to implement its strategic and operational initiatives which are designed to improve profitability and competitiveness. As a result, certain key actions and the Company’s success in implementing them are expected to be significant drivers of the Company’s 2003 financial performance. A key goal for the Company in 2003 is to begin to grow membership levels, as discussed below.

Medical Costs/Pricing Actions. The Company continues to take certain actions designed to improve its medical cost ratios. The Company attempts to improve profitability through price increases and, where appropriate, through improved underwriting and more effective contracting, benefit plan designs and medical management programs. Premiums for Risk health plans are generally fixed for one-year periods and, accordingly, cost levels in excess of medical cost projections reflected in pricing cannot be recovered in the contractual year through higher premiums. The Company has sought significant price increases for 2003 renewals to further improve profitability. A majority of the Company’s Health Risk business will renew during the first quarter of 2003. As a result, the Company’s results for 2003 are particularly sensitive to the price increases it achieves for business renewing in the early part of the year. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2003 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

Membership/Revenue. Premium increases for 2002 renewals and other actions resulted in significantly reduced membership for 2002. Actions affecting membership also included the exit of certain Medicare service areas and the withdrawal of under-performing Commercial HMO products in certain markets. Further premium increases for 2003 renewals have resulted in additional membership reductions during the first quarter of 2003. If membership declines more than we expect or if we lose accounts with favorable medical cost experience while retaining accounts with unfavorable medical cost experience, our business and results of operations may be adversely affected in 2003. First quarter 2003 medical membership is expected to be approximately 13.0 million members. However, the Company is taking steps to begin to increase membership and expects growth beginning in the second quarter of 2003 and that medical membership at December 31, 2003 will be approximately 13.2 million members. Lower levels of membership are projected to result in lower revenue in 2003, compared to 2002.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

HEALTH CARE (Continued)

Expenses. To improve operating margins, the Company will need to continue to reduce operating expenses, particularly if membership continues to decrease. The Company continues to implement initiatives designed to improve the efficiency of its operations, while at the same time attempting to improve customer service and comply with important new privacy and other regulations. The Company recorded severance and facilities charges for Health Care of $28 million after tax in the fourth quarter of 2002, $56 million after tax in the third quarter of 2002 and $18 million after tax in the second quarter of 2002 relating to actions to reduce its workforce and vacate certain leased facilities. The charge in the fourth quarter of 2002 includes the elimination of approximately 607 positions and is expected to be completed by December 31, 2003. The charge in the third quarter of 2002 includes the elimination of approximately 2,600 positions and is expected to be completed by September 30, 2003. The charge in the second quarter of 2002 was substantially completed by December 31, 2002. (Refer to “Severance and Facilities Charges” later for additional details.) The Company expects that its 2003 pension costs will increase by approximately $110 million pretax due to continued or sustained declines in equity markets and the resulting impact on the fair value of pension plan assets (refer to “Critical Accounting Policies — Defined Benefit Pension and Other Post-Retirement Benefit Plans”).

Internal Revenue Service Audits. The Internal Revenue Service is currently auditing certain issues related to the Company and the Company’s predecessor, former Aetna, and the Company has established reserves to cover adverse outcomes of such audits. The Company is currently negotiating the settlement of certain of these audits and as a result, the Company expects to conclude certain of these audits in 2003. Refer to Note 13 of Notes to Consolidated Financial Statements for more information.

The future performance of the Company will depend in large part on its ability to continue to implement its strategic and operational initiatives. If these initiatives do not achieve their objectives, or result in unanticipated increases in medical cost trends or other adverse affects, the Company’s results in future periods would be materially adversely affected.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect the Company.

GROUP INSURANCE

Operating Summary

(Millions)	2002	2001	2000

Premiums:
Life	$1,093.0	$1,052.1	$1,045.5
Disability	300.0	267.4	238.7
Long-term care	64.4	59.1	44.4

Total premiums	1,457.4	1,378.6	1,328.6
Administrative services contract fees	36.0	32.3	34.3
Net investment income	269.5	286.0	300.9
Other income	4.0	4.0	4.1
Net realized capital gains (losses)	(21.6)	.4	(49.0)

Total revenue	1,745.3	1,701.3	1,618.9

Current and future benefits	1,380.5	1,303.6	1,216.2
Salaries and related benefits	79.4	85.0	79.3
Other operating expenses	97.8	90.1	79.5
Severance and facilities charge	5.0	—	—

Total benefits and expenses	1,562.7	1,478.7	1,375.0

Income before income taxes	182.6	222.6	243.9
Income taxes	57.6	71.2	82.6

Net income	$125.0	$151.4	$161.3

Net realized capital gains (losses), net of tax (included above)	$(14.0)	$.3	$(31.8)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GROUP INSURANCE (Continued)

Results

Net income for 2002 reflects a decrease of $26 million, when compared to 2001, which decreased $10 million when compared to 2000. Net income for 2001 includes $9 million for life insurance claims resulting from the events of September 11, 2001. Excluding the severance and facilities charges in 2002 of $3 million after tax, the impact from the events of September 11, 2001 and net realized capital gains or losses, operating earnings for 2002 decreased $18 million, compared to 2001, and operating earnings for 2001 decreased $33 million, when compared to 2000. The decrease in operating earnings for 2002 is due primarily to an increase in the benefit cost ratio (current and future benefits divided by premiums) and lower net investment income. Lower net investment income is primarily due to lower average yields on mortgage loans, bonds and short-term investments as well as lower mortgage loan equity participation and prepayment income, partially offset by higher average assets and higher limited partnership and real estate income. The decrease in operating earnings for 2002 also reflects an increase in other operating expenses due primarily to higher broker commission expenses, partially offset by a decrease in salaries and related benefits due primarily to lower sales compensation expense. The decrease in operating earnings for 2001 is due primarily to increases in the benefit cost ratio and operating expenses as well as a decrease in net investment income. The benefit cost ratios, excluding the events of September 11, 2001, were 94.7% for 2002, 93.6% for 2001 and 91.5% for 2000.

Net realized capital losses for 2002 primarily reflect losses due to the write-down of certain investments in debt and equity securities and losses on futures contracts. These losses were partially offset by capital gains from debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. Net realized capital gains for 2001 primarily reflect collections of previously charged-off mortgage loans, partially offset by capital losses resulting primarily from the write-down of certain bonds and capital losses on Treasury futures contracts used for managing the maturities of invested assets with the payment of expected liabilities. Net realized capital losses for 2000 primarily reflect the Company’s rebalancing of its investment portfolio in a then rising interest rate environment and the write-down of certain debt securities.

The table presented below identifies certain items which, although they may recur, are excluded from net income to arrive at operating earnings. Management believes this provides a comparison more reflective of Group Insurance’s underlying business performance. The table reconciles operating earnings to net income reported in accordance with accounting principles generally accepted in the United States of America.

(Millions)	2002	2001	2000

Net income	$125.0	$151.4	$161.3
Other items included in net income:
Net realized capital (gains) losses	14.0	(.3)	31.8
Severance and facilities charges	3.2	—	—
Impact from events of September 11, 2001	—	9.0	—

Operating earnings	$142.2	$160.1	$193.1

Operating earnings:
Life products	$112.2	$116.5	$136.0
Disability and Long-term care products	30.0	43.6	57.1

Total Group Insurance	$142.2	$160.1	$193.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

GROUP INSURANCE (Continued)

Life Products

Life products include Basic Term Group Life Insurance, Group Universal Life, Supplemental or Voluntary programs and Accidental Death and Dismemberment coverage. Operating earnings for Life products decreased for 2002, when compared to 2001, primarily due to lower net investment income discussed previously. Operating earnings for Life products decreased for 2001, when compared to 2000, primarily due to a decrease in net investment income as a result of lower limited partnership income, partially offset by mortgage loan prepayment fees in the first quarter of 2001. The decrease in operating earnings for 2001 also reflects increases in operating expenses and the benefit cost ratio.

Disability and Long-term care Products

Disability and Long-term care products consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities. Operating earnings for 2002 decreased, when compared to 2001, primarily due to an increase in the combined benefit cost ratio for Disability and Long-term care products and, to a lesser extent, lower net investment income discussed previously. Operating earnings for 2001 decreased, when compared to 2000, primarily due to an increase in the combined benefit cost ratio for Disability and Long-term care products and, to a lesser extent, increases in operating expenses. The decrease in 2001 operating earnings was partially offset by an increase in net investment income primarily resulting from an increase in mortgage loan prepayment fees. The 2001 increase in the Disability benefit cost ratio reflects an increase in current and future benefits resulting from less favorable reserve developments than those in 2000, partially offset by selective premium rate increases on renewing business.

Membership

Group Insurance’s membership was as follows:

(Thousands)	2002	2001

Life products	9,274	9,211
Disability products	2,210	2,140
Long-term care products	180	129

Total	11,664	11,480

Total Group Insurance membership as of December 31, 2002 increased by 184,000 members, when compared to December 31, 2001. This increase reflects the addition of approximately 1,768,000 members, offset by lapses of approximately 1,584,000 members during 2002. Total Group Insurance membership as of December 31, 2001 decreased 204,000 members, when compared to December 31, 2000. This decrease reflects the addition of approximately 2,196,000 members, offset by lapses of approximately 2,400,000 members during 2001.

Outlook

The Company projects operating earnings in 2003 from Group Insurance products to be slightly lower than 2002 operating earnings. The Company also expects membership for Group Insurance to increase for 2003, compared to 2002.

Refer to “Forward-Looking Information/Risk Factors” for information regarding important factors that may materially affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS

Operating Summary

(Millions)	2002	2001	2000

Premiums	$219.2	$453.0	$139.7
Net investment income	685.5	751.7	902.2
Other income	18.8	21.3	25.8
Net realized capital gains (losses)	(.1)	(6.5)	6.3

Total revenue	923.4	1,219.5	1,074.0

Current and future benefits	865.0	1,154.7	937.3
Salaries and related benefits	15.7	17.0	16.8
Other operating expenses	5.2	4.5	8.2
Reductions of reserve for anticipated future losses on discontinued products	(8.3)	(94.5)	(146.0)

Total benefits and expenses	877.6	1,081.7	816.3

Income before income taxes	45.8	137.8	257.7
Income taxes	16.3	48.9	92.3

Net income	$29.5	$88.9	$165.4

Net realized capital gains (losses), net of tax (included above)	$(.1)	$(4.1)	$4.5

Assets under management: (1)
Fully guaranteed discontinued products	$4,784.2	$5,246.2	$5,490.0
Experience-rated	5,764.2	6,476.3	7,008.5
Non-guaranteed	7,916.5	8,364.7	11,294.1

Total assets under management	$18,464.9	$20,087.2	$23,792.6

(1)	Excludes net unrealized capital gains of $511.0 million at December 31, 2002, $176.0 million at December 31, 2001 and $108.1 million at December 31, 2000.

Results

Large Case Pensions’ net income decreased $59 million in 2002, compared to 2001, which decreased $77 million from 2000. Net income for 2002 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products for Large Case Pensions of $5 million due primarily to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower investment portfolio returns. Net income for 2001 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products of $61 million primarily as a result of favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. Net income for 2000 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products of $95 million primarily resulting from favorable investment performance as well as favorable mortality and retirement experience. Excluding the discontinued products reserve releases and net realized capital gains and losses, operating earnings were $24 million in 2002, $32 million in 2001 and $66 million in 2000.

The decreases in results for 2002 and 2001 continue to reflect the run off of underlying liabilities and related assets. Premiums, along with current and future benefits, decreased for 2002, compared to 2001, primarily due to less activity relating to the funding of retirement incentive programs by an existing customer and also the 2001 transfer of cash from separate accounts to the general account to purchase annuities for another large customer. Premiums, along with current and future benefits, increased for 2001, compared to 2000, due to the funding of a retirement incentive program by an existing customer and a transfer of cash from separate accounts to the general account to purchase annuities for another large customer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

General account assets supporting experience-rated products (where the contractholder, not the Company, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to participant or contractholder withdrawal. Experience-rated contractholder and participant withdrawals were as follows:

(Millions)	2002	2001	2000

Scheduled contract maturities and benefit payments (1)	$793.6	$929.3	$870.7
Contractholder withdrawals other than scheduled contract maturities and benefit payments (2)	104.6	218.1	220.4
Participant-directed withdrawals (2)	22.9	20.7	44.1

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)	Approximately $674 million and $679 million at December 31, 2002 and 2001, respectively, of experience-rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $1.1 billion and $1.4 billion at December 31, 2002 and 2001, respectively, of experience-rated contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Outlook

Large Case Pensions operating earnings are projected to be lower for 2003, compared to operating earnings in 2002, as the business continues to run off.

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

Results of operations of discontinued products, including net realized capital gains or losses, are credited or charged to the reserve for anticipated future losses. The Company’s results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

The results of discontinued products were as follows:

(Millions)	2002	2001	2000

Interest deficit (1)	$(12.2)	$(17.0)	$(10.2)
Net realized capital gains (losses)	(37.2)	13.8	(18.3)
Interest earned on receivable from continuing products	17.4	17.7	19.6
Other, net	10.8	13.4	9.7

Results of discontinued products, after tax	$(21.2)	$27.9	$0.8

Results of discontinued products, pretax	$(33.7)	$40.0	$(2.2)

Net realized capital gains (losses) from bonds, after tax (included above)	$(53.3)	$29.9	$(58.3)

(1)	The interest deficit is the difference between earnings on invested assets and interest credited to contractholders.

Net realized capital losses in 2002 are due primarily to debt securities sales and the write-down of certain debt and equity securities, partially offset by the sale of an equity investment and the collection of previously charged-off mortgage loans. Net realized capital gains in 2001 were due primarily to gains on the sale of bonds in a declining interest rate environment, partially offset by capital losses on Treasury futures contracts used for duration management and the sale of equity securities. Net realized capital losses in 2000 are due primarily to losses on the sale of bonds in a then rising interest rate environment, partially offset by gains on the sale of equities.

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $357 million at December 31, 2002, $345 million at December 31, 2001 and $389 million at December 31, 2000.

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

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan assumptions represent management’s best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with declines in the commercial mortgage loan and real estate portfolios.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31, 1999	$1,147.6
Operating income	16.1
Net realized capital losses	(31.1)
Mortality and other	12.8
Reserve reduction	(146.0)

Reserve at December 31, 2000	999.4
Operating income	3.2
Net realized capital gains	18.9
Mortality and other	17.9
Reserve reduction	(94.5)

Reserve at December 31, 2001	944.9
Operating income	8.2
Net realized capital losses	(57.5)
Mortality and other	15.6
Reserve reduction	(8.3)

Reserve at December 31, 2002	$902.9

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $5 million ($8 million pretax) of the reserve was released in 2002 primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. For 2001, $61 million ($95 million pretax) of the reserve was released primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. For 2000, $95 million ($146 million pretax) of the reserve was released primarily due to favorable investment performance related to certain equity investments, favorable mortality and retirement experience and the decrease in size of the overall bond portfolio, which decreased default risk. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2002 reserve balance is as follows:

(Millions)

2003	$30.8
2004	31.2
2005	31.5
2006	31.7
2007	31.8
2008 – 2012	163.2
2013 – 2017	155.2
2018 – 2022	133.1
2023 – 2027	104.2
Thereafter	190.2

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

The expected liability (as of December 31, 1993) and actual balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

2000	$690.7	$4,357.9	$548.8	$4,462.5
2001	352.9	4,238.9	261.5	4,512.6
2002	169.5	4,114.6	82.9	4,361.1

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

The discontinued products investment portfolio is as follows:

(Millions)	December 31, 2002		December 31, 2001

Class	Amount	Percent	Amount	Percent

Debt securities available for sale	$3,481.0	68.4%	$3,573.8	66.8%
Loaned securities (1)	167.1	3.3	131.9	2.5

Total debt securities	3,648.1	71.7	3,705.7	69.3
Mortgage loans	763.2	15.0	822.1	15.4
Investment real estate	95.0	1.9	130.4	2.4
Equity securities	73.4	1.4	211.0	3.9
Other (2)	505.7	10.0	481.4	9.0

Total	$5,085.4	100.0%	$5,350.6	100.0%

(1)	Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company’s securities lending program.

(2)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $68.3 million at December 31, 2002 and $55.7 million at December 31, 2001 included in long-term investments on the Consolidated Balance Sheets.

The investment portfolio has declined from 2001, as assets were used to pay off contractual liabilities. As mentioned above, the investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were reinvested in debt and equity securities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company’s exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2002, 29% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2002 when compared to December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.

Distributions on discontinued products were as follows:

(Millions)	2002	2001	2000

Scheduled contract maturities, settlements and benefit payments	$704.0	$835.7	$917.8
Participant-directed withdrawals	3.6	5.6	9.6

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LARGE CASE PENSIONS (Continued)

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 2002, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2003	$575.9
2004	529.6
2005	505.2
2006	493.4
2007	482.0
2008 – 2012	2,232.3
2013 – 2017	1,846.9
2018 – 2022	1,431.1
2023 – 2027	1,034.3
Thereafter	1,605.5

Refer to Note 12 of Notes to Consolidated Financial Statements and “Total Investments” for additional information.

CORPORATE INTEREST

Beginning in 2001, overhead costs previously included in Corporate were integrated into the business segments and are reported in operating expenses, including salaries and related benefits. Corresponding information for 2000 has been restated to reflect this change. Corporate interest expense represents interest incurred on the Company’s short-term and long-term debt and is not recorded in the Company’s business segments.

After-tax interest expense was $78 million for 2002, $93 million for 2001 and $161 million for 2000. The decrease in interest expense for 2002, when compared to 2001, is primarily a result of lower interest rates and a benefit from the Company’s interest rate swap agreement entered into in December 2001. The decrease in interest expense for 2001, when compared to 2000, is primarily a result of lower levels of debt as a result of the spin-off of the Company from its predecessor, as well as lower short-term rates.

Outlook

Interest expense is expected to be approximately level in 2003, compared to 2002. Refer to “Liquidity and Capital Resources” for more information on the Company’s interest rate swap agreements entered into in December 2002 and December 2001.

Refer to “Forward-Looking Information/Risk Factors” for information regarding important factors that may materially affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGES

The Company has taken a number of actions during the last three years to reduce operating costs including, among other actions, significant staff reductions and vacating certain leased facilities. During 2002 and 2001, the Company recorded severance and facilities charges of $105 million after tax and $125 million after tax, respectively. As a result of actions related to these charges, the Company eliminated approximately 7,000 positions and expects to make 2003 severance payments for employee positions eliminated prior to December 31, 2003 and rental payments on facilities to be partially or fully vacated prior to December 31, 2003, net of anticipated sublease rentals and related costs, of approximately $89 million after tax. During 2003, as a result of these actions, the Company also expects a reduction in salary and related benefits and other operating expenses totaling approximately $283 million after tax and an increase in after tax cash flows from operating activities of approximately $196 million. See information below for more details on each charge taken during 2002 and 2001.

Fourth Quarter 2002 Severance and Facilities Charge

In the fourth quarter of 2002, the Company recorded a severance and facilities charge of $45 million pretax ($29 million after tax) relating to the implementation of ongoing initiatives that are intended to improve the Company’s overall future performance. The initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge included $20 million after tax for severance activities relating to the planned elimination of approximately 680 employee positions (primarily customer service, information technology and Group Insurance related positions) and $9 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the fourth quarter of 2002 charge are expected to be completed by December 31, 2003.

As a result of these actions, the Company eliminated 321 positions and used approximately $22 million pretax of reserves through December 31, 2002. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

The Company expects to make severance payments for employee positions eliminated prior to December 31, 2003 of approximately $17 million after tax in 2003 and approximately $3 million after tax in 2004. Rental payments on facilities to be partially or fully vacated prior to December 31, 2003, net of anticipated sublease rentals and related costs, is expected to be approximately $2 million after tax in 2003 and approximately $9 million after tax in 2004 through 2009.

As a result of these actions, the Company expects a reduction in salary and related benefit costs of approximately $21 million after tax in 2003 and approximately $30 million after tax in 2004 and annually thereafter, as well as a reduction in other operating expenses due to reduced rent expense of approximately $2 million after tax in 2003 and approximately $9 million after tax in 2004 through 2009.

The Company expects an after tax increase in future cash flows from operating activities as a result of the actions being taken in connection with the fourth quarter charge of approximately $3 million in 2003, approximately $27 million in 2004 and approximately $30 million annually thereafter, reflecting expected cost savings, net of termination payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGES (Continued)

Third Quarter 2002 Severance and Facilities Charge

In the third quarter of 2002, the Company recorded a severance and facilities charge of $89 million pretax ($58 million after tax) relating to the implementation of ongoing initiatives intended to improve the Company’s overall future performance. These initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge included $53 million after tax for severance activities relating to the planned elimination of approximately 2,750 employee positions (primarily customer service, plan sponsor services, patient management, sales, network management and Group Insurance) and $5 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the third quarter of 2002 charge are expected to be completed by September 30, 2003.

As a result of these actions, the Company eliminated 1,805 positions from July 1, 2002 through December 31, 2002 and used approximately $73 million pretax of reserves through December 31, 2002. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

The Company expects to make severance payments for employee positions eliminated prior to September 30, 2003 relating to the third quarter charge of approximately $42 million after tax in 2003 and $2 million after tax in 2004. Rental payments on facilities to be partially or fully vacated prior to September 30, 2003, net of anticipated sublease rentals and related costs, are expected to be approximately $2 million after tax in 2003 and approximately $3 million after tax in 2004 through completion in 2009.

As a result of these actions, the Company expects to reduce salary and related benefit costs by approximately $79 million after tax in 2003 and approximately $93 million after tax annually thereafter, as well as a reduction in other operating expenses due to reduced rent expense of approximately $1 million after tax in 2003 and approximately $3 million after tax in 2004 through 2009.

The Company expects an after tax increase in future cash flows from operating activities as a result of the actions being taken in connection with the third quarter charge of approximately $37 million in 2003, approximately $91 million in 2004 and approximately $93 million annually thereafter, reflecting expected cost savings, net of termination payments.

Second Quarter 2002 Severance Charge

In the second quarter of 2002, the Company recorded a severance charge of $27 million pretax ($18 million after tax) relating to the implementation of ongoing initiatives that are intended to improve the Company’s overall future performance. These initiatives include further reductions to operating expenses and the continued reorganization and realignment of Health Care operations. As a result of these initiatives, the Company eliminated 527 positions (primarily regional field management, information technology and medical service functions) from April 1, 2002 through December 31, 2002 resulting in a reduction of the severance reserve of approximately $27 million pretax. Severance actions relating to the second quarter of 2002 severance charge were substantially completed by December 31, 2002. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

As a result of these actions, the Company expects to make severance payments for employee positions eliminated of approximately $5 million after tax in 2003.

The Company expects to reduce salary and related benefit costs by approximately $26 million after tax in 2003 and annually thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SEVERANCE AND FACILITIES CHARGES (Continued)

As a result of these actions, the Company expects an after tax increase in future cash flows from operating activities of approximately $21 million in 2003 and approximately $26 million annually thereafter, reflecting expected cost savings, net of termination payments.

2001 Severance and Facilities Charge

In the fourth quarter of 2001, the Company recorded a severance and facilities charge of $193 million pretax ($125 million after tax) relating to the implementation of initiatives that are intended to improve the Company’s overall future performance. These initiatives included seeking to reduce 2002 expenses, reorganization and realignment of Health Care operations to better align our business resources with our customer market-focused approach, business process improvements, product market withdrawals, continued migration off the Prudential Health Care systems and vacating certain facilities (primarily customer service-related locations). This charge included $85 million after tax for severance activities relating to the planned elimination of approximately 4,400 employee positions (primarily customer service and regional field management functions) and $40 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, that were vacated. As a result of these actions, the Company eliminated 3,487 positions and used approximately $143 million pretax of reserves in 2002 and eliminated 757 positions and used approximately $50 million pretax of reserves in 2001. Severance actions and the vacating of leased facilities relating to the fourth quarter of 2001 severance and facilities charge, as aligned to better reflect service operations consistent with its customer market approach, were completed by December 31, 2002. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

RESULTS OF DISCONTINUED OPERATIONS

In December 2000, the Company was spun off from its predecessor, former Aetna, and is considered the successor for accounting purposes. Accordingly, the account balances and activities of former Aetna’s financial services and international businesses for periods prior to December 13, 2000 have been segregated and reported as discontinued operations. The Company reported income from discontinued operations of $255 million in 2000. Income from discontinued operations in 2000 includes a charge for the reserve for net costs associated with the transaction of approximately $174 million after tax. These costs, which were directly associated with the sale of former Aetna’s financial services and international businesses, were included in the results of discontinued operations for 2000 and related to certain compensation-related arrangements, costs for outside financial and legal advisors, income taxes related to legal entity realignment, payments for the settlement of certain former Aetna employee stock options held by employees of the sold businesses and various other expenses related to the change in control of former Aetna. During the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million after tax, which management determined were no longer necessary. Included in the cost associated with the transaction was the release of approximately $53 million of previously established reserves in connection with prior dispositions of businesses reflected as discontinued operations. Refer to Note 21 of Notes to Consolidated Financial Statements for more details on the results of discontinued operations.

The Company released $50 million of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues during the first quarter of 2002 that related to the property and casualty insurance business of former Aetna, which was sold in 1996.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS

Investments disclosed in this section relate to the Company’s total portfolio (including assets supporting discontinued products and experience-rated products).

Total investments at December 31 were as follows:

(Millions)	2002	2001

Debt securities available for sale	$13,379.1	$13,446.0
Loaned securities	948.2	608.1

Total debt securities	14,327.3	14,054.1
Mortgage loans	1,773.2	2,045.0
Equity securities	93.2	242.1
Other investment securities	605.3	689.2
Investment real estate	308.8	359.7
Other (1)	1,790.5	1,472.9

Total investments	$18,898.3	$18,863.0

(1)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $747.5 million at December 31, 2002 and $691.6 million at December 31, 2001 included in long-term investments on the Consolidated Balance Sheets.

Debt and Equity Securities

Debt securities represented 76% at December 31, 2002 and 75% at December 31, 2001 of the Company’s total general account invested assets and supported the following types of products:

(Millions)	2002	2001

Supporting discontinued products	$3,648.1	$3,705.7
Supporting experience-rated products	2,303.2	2,167.4
Supporting remaining products	8,376.0	8,181.0

Total debt securities	$14,327.3	$14,054.1

The debt securities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company’s investments in debt securities had an average quality rating of A+ at December 31, 2002 and 2001 (34% and 32% were AAA at December 31, 2002 and 2001, respectively). “Below investment grade” debt securities carry a rating of below BBB-/Baa3 and represented 5% and 7% of the portfolio at December 31, 2002 and December 31, 2001, respectively, of which 22% at December 31, 2002 and 23% at December 31, 2001, support discontinued and experience-rated products. Refer to Note 7 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

The Company has classified its debt and equity securities as available for sale and carries them at fair value. Fair values for such securities are based on quoted market prices. Non-traded debt securities are priced independently by a third-party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. The carrying value of non-traded debt and equity securities as of December 31, 2002 and 2001 were as follows.

	December 31, 2002			December 31, 2001

	Debt	Equity		Debt	Equity
(Millions)	Securities	Securities	Total	Securities	Securities	Total

Supporting discontinued and experience-rated products	$531.8	$11.2	$543.0	$759.6	$15.8	$775.4
Supporting remaining products	19.9	7.3	27.2	31.3	10.1	41.4

Total non-traded securities	$551.7	$18.5	$570.2	$790.9	$25.9	$816.8

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

Debt securities reflect net unrealized capital gains of $859 million (comprised of gross unrealized capital gains of $949 million and gross unrealized losses of $90 million) at December 31, 2002 compared with net unrealized capital gains of $266 million (comprised of gross unrealized capital gains of $470 million and gross unrealized losses of $204 million) at December 31, 2001. Of the net unrealized capital gains at December 31, 2002, $295 million relate to assets supporting discontinued products and $159 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2001, $107 million relate to assets supporting discontinued products and $64 million relate to experience-rated products.

Equity securities reflect net unrealized capital gains of $2 million (comprised of gross unrealized capital gains of $7 million and gross unrealized losses of $5 million) at December 31, 2002 compared with net unrealized capital gains of $8 million (comprised of gross unrealized capital gains of $24 million and gross unrealized losses of $16 million) at December 31, 2001.

If management believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in Shareholders’ Equity, consistent with the guidance of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. If the decline is “other-than-temporary”, the carrying value of the investment is written down and a realized loss is recorded in the Consolidated Statement of Income. The Company’s impairment analysis is discussed in more detail in Capital Gains and Losses below. As of December 31, 2002 and 2001, the amount of gross unrealized losses and related fair value, by investment type included in our Shareholders’ Equity were as follows:

	December 31, 2002		December 31, 2001

(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Debt securities:
Supporting discontinued and experienced-rated products	$495.4	$54.3	$1,697.0	$97.6
Supporting remaining products	804.9	35.8	2,347.3	106.4

Total	$1,300.3	$90.1	$4,044.3	$204.0

Equity securities:
Supporting discontinued and experienced-rated products	$7.5	$4.2	$38.5	$3.8
Supporting remaining products	1.2	.4	16.2	11.9

Total	$8.7	$4.6	$54.7	$15.7

At December 31, 2002 and 2001, debt and equity securities which were non-investment grade and non-rated represented approximately 2.3% and 3.5%, respectively, of the total debt and equity security portfolio (.7% related to non-investment grade and non-rated debt and equity securities supporting experience-rated and discontinued products at December 31, 2002 and 2001) and approximately 54.0% and 54.2%, respectively, of total unrealized losses related to securities which were non-investment grade and non-rated (30.8% and 20.5%, respectively, related to securities supporting experience-rated and discontinued products).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

As of December 31, 2002 and 2001, the amount of unrealized losses and related fair value for debt and equity securities in an unrealized loss position for greater than nine months were as follows:

	December 31, 2002		December 31, 2001

(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Debt and equity securities:
Supporting discontinued and experienced-rated products	$321.4	$41.8	$685.4	$63.3
Supporting remaining products	218.3	26.2	405.0	72.9

Total (1)	$539.7	$68.0	$1,090.4	$136.2

(1)	At December 31, 2002, securities with a fair value of less than 80% of amortized costs had a fair value of $24.0 million and unrealized losses of $9.2 million (includes securities supporting discontinued and experience-rated products with a fair value of $7.1 million and unrealized losses of $2.0 million). At December 31, 2001, securities with a fair value of less than 80% of amortized cost had a fair value of $85.5 million and unrealized losses of $79.3 million (includes securities supporting discontinued and experience-rated products with a fair value of $40.9 million and unrealized losses of $29.5 million).

The Company had no material unrealized losses on individual debt or equity securities at December 31, 2002 or 2001.

The maturity dates for debt securities in an unrealized loss position as of December 31, 2002 and 2001 were as follows:

	December 31, 2002

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$25.5	$4.6	$27.9	$1.7	$53.4	$6.3
One year through five years	30.5	3.6	216.9	5.3	247.4	8.9
After five years through ten years	47.7	5.4	198.9	9.5	246.6	14.9
Greater than ten years	391.7	40.7	350.7	19.3	742.4	60.0
Mortgage-backed securities	—	—	10.5	—	10.5	—

Total	$495.4	$54.3	$804.9	$35.8	$1,300.3	$90.1

	December 31, 2001

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$3.0	$—	$5.9	$0.1	$8.9	$0.1
One year through five years	119.4	6.5	344.0	27.0	463.4	33.5
After five years through ten years	322.7	33.0	886.1	34.7	1,208.8	67.7
Greater than ten years	1,146.8	57.0	751.3	41.3	1,898.1	98.3
Mortgage-backed securities	105.1	1.1	360.0	3.3	465.1	4.4

Total	$1,697.0	$97.6	$2,347.3	$106.4	$4,044.3	$204.0

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

Capital Gains and Losses

The Company periodically reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in market value is considered other than temporary, the cost basis/carrying amount of the security is written down and the amount of the write-down is included in earnings. The Company analyzes all relevant facts and circumstances for each investment when performing this analysis, in accordance with the guidance of FAS No. 115 and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The available guidance on the determination of whether a decline in the value of an investment is other-than-temporary requires management to exercise significant diligence and judgment in the consideration of whether an unrealized loss is other-than-temporary.

Among the factors considered in evaluating whether a decline is other-than-temporary, management considers whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole, the prospects for realizing the carrying value of the security based on the investee’s current and short-term prospects for recovery and other factors. For unrealized losses deemed to be the result of market conditions (e.g., increasing interest rates, volatility due to conditions in the overall market, etc.) or industry-related events, the Company determines if there exists an expectation for a reasonable market recovery and whether management has the intent and ability to hold the investment until maturity or market recovery is realized. In such a case, an other-than-temporary impairment is generally not recognized.

The Company measures other-than-temporary losses based on the valuation of an investment, including in-house credit analyst expectations of future performance, the current market environment and current market values. Based on the Company’s evaluation, if any factors reviewed, individually or in combination, indicate that a decline in fair value below its carrying value is other-than-temporary, the Company records an impairment charge in earnings.

The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from the Company’s expectations; facts and circumstances factored into our assessment may change with the passage of time; or the Company may decide to subsequently sell the investment.

For 2002, net realized capital gains were $34 million ($22 million after tax) and included net investment write-downs of $83 million ($54 million after tax). The majority of these impairments were taken in the telecommunications and transportation sectors. Throughout 2002, the market values of telecommunication companies and assets declined precipitously, resulting in the bankruptcy of numerous companies, resulting in the Company’s decision to impair these investments. Also, during 2002, impairments were taken in the transportation sector as the market values of companies in the airline industry declined significantly as a result of widespread financial difficulties. For 2001, net realized capital gains were $96 million ($74 million after tax) and included net investment write-downs of $49 million ($32 million after tax). In 2001, the majority of the impairment losses recognized were taken in the telecommunications sector as the market values of high-yield telecommunication companies declined primarily as a result of their inability to raise capital. For the year ended December 31, 2000, net realized capital losses were $40 million ($14 million after tax) and include net investment write-downs of $58 million ($38 million after tax). In 2000, the majority of the impairments were taken in the banking/finance and telecommunications sectors. The factors contributing to the impairment losses recognized in 2002, 2001 and 2000 did not impact other material investments held at the time. The Company had no material realized losses on individual debt or equity securities during 2002 or 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

TOTAL INVESTMENTS (Continued)

The Company has been able to earn contingent consideration under a long-term strategic provider relationship with Magellan, the purchaser of HAI. The Company recognized the final installment of this contingent consideration under this agreement of approximately $60 million pretax during the second quarter of 2002. This amount was due in February 2003, but was not paid and Magellan has announced that it is experiencing financial difficulties. Based on the Company’s discussions with Magellan regarding their plans to address these issues, the Company currently believes it will ultimately recover the full amount due.

Mortgage Loans

The Company’s mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)	2002	2001

Supporting discontinued products	$763.2	$822.1
Supporting experience-rated products	387.6	563.1
Supporting remaining products	622.4	659.8

Total mortgage loans	$1,773.2	$2,045.0

The mortgage loan portfolio balance represented 9% and 11% of the Company’s total invested assets at December 31, 2002 and 2001, respectively. Problem, restructured and potential problem loans included in mortgage loans were $51 million at December 31, 2002 and $174 million at December 31, 2001, of which 82% at December 31, 2002 and 92% at December 31, 2001 support discontinued and experience-rated products. Specific impairment reserves on these loans were $11 million at December 31, 2002 and $26 million at December 31, 2001. Refer to Notes 2 and 7 of Notes to Consolidated Financial Statements for additional information.

At December 31, 2002 scheduled mortgage loan principal repayments were as follows:

(Millions)

2003	$261.0
2004	156.6
2005	81.5
2006	136.8
2007	251.1
Thereafter	897.5

Outlook

Net investment income is projected to be lower for 2003, compared to 2002, due primarily to lower yields.

Risk Management and Market-Sensitive Instruments

The Company manages interest rate risk by seeking to maintain a tight duration band where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company’s use of derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, forward contracts and futures contracts. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to “Liquidity and Capital Resources – Long-term Debt” and Note 8 of Notes to Consolidated Financial Statements for additional information.

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

The risks associated with investments supporting experience-rated pension and annuity products in the Large Case Pensions business are assumed by those contractholders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to “Large Case Pensions - Discontinued Products”).

Management also reviews, on a quarterly basis, the impact of hypothetical net losses in the Company’s consolidated near-term financial position, results of operations and cash flows assuming certain reasonably possible changes in market rates and prices were to occur. The potential effect of interest rate risk on near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which the Company believes represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for the Company’s intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.

Based on the Company’s overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company as of December 31, 2002.

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

Cash flows provided by (inflow) operating activities were approximately $306 million for 2002. Excluding the impact of changes in insurance reserves related to the Large Case Pensions business segment which are included in operating activities but are funded from sales of investments, cash flows provided by operating activities were approximately $579 million. Uses of operating cash reflect the payment of approximately $974 million from estimated reserves the Company held for members that lapsed during 2002. This was partially offset by the collection of an estimated $170 million of premiums receivable for these lapsed members. Cash flows provided by operating activities also reflect approximately $176 million for payments related to actions covered by severance and facilities reserves. Refer to the “Consolidated Statements of Cash Flows” for additional information.

In 2003, the Company expects cash flows from operations to be significantly less than income levels due primarily to continued medical claim payments for lapsed members and payments on severance and facilities reserves.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Dividends

On September 27, 2002, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2002. The dividend was paid on November 29, 2002. The Board reviews the Company’s common stock dividend annually. Among the factors considered by the Board in determining the amount of the dividend are the Company’s results of operations and the capital requirements, growth and other characteristics of its businesses.

Financings, Financing Capacity and Capitalization

At December 31, 2002, the Company’s borrowings were $1.6 billion of long-term senior notes and there was no short-term debt outstanding. The Company’s total debt to capital ratio (total debt divided by total debt and shareholders’ equity, adjusted for unrealized gains or losses on available-for-sale investment securities) was 19.6% at December 31, 2002. Refer to Note 15 of Notes to Consolidated Financial Statements for additional information.

The ratings of Aetna Inc. and its subsidiaries follow:

Rating Agencies

Moody's
			Investors	Standard
	A.M. Best	Fitch**	Service	& Poor's

Aetna Inc. (senior debt)
October 30, 2002	*	BBB+	Baa3	BBB
February 27, 2003 (1)	*	BBB+	Baa3	BBB

Aetna Inc. (commercial paper)
October 30, 2002	*	F2	P3	A2
February 27, 2003(1)	*	F2	P3	A2

Aetna Life Insurance Company (“ALIC”) (financial strength)
October 30, 2002	A-	A+	A3	A-
February 27, 2003 (1)	A-	A+	A3	A-

*	Nonrated by the agency.

**	Formerly known as Duff & Phelps.

(1)	A.M. Best has the ALIC rating on outlook-positive. Fitch has the Aetna Inc. senior debt and ALIC ratings on outlook-stable. Moody’s has the Aetna Inc. senior debt and commercial paper and ALIC ratings on outlook-stable. Standard & Poor’s has the Aetna Inc. senior debt and ALIC ratings on outlook-stable.

On February 13, 2002, Moody’s Investors Service downgraded the Company’s senior debt rating from Baa2 to Baa3, the Company’s commercial paper rating from P2 to P3 and ALIC’s financial strength rating from A2 to A3. This downgrade has not materially affected either the Company’s ability to borrow or the cost of borrowing. The Company’s ability to borrow under its commercial paper program, as well as the cost of such borrowings, could be adversely affected if its ratings were downgraded further, however a ratings downgrade would not affect the Company’s ability to borrow under its revolving credit facilities as an alternative. On January 14, 2003, Fitch improved its ratings outlook from negative to stable for the Company’s senior debt rating and ALIC’s financial strength rating. On January 30, 2003, A.M. Best improved its ratings outlook from stable to positive for ALIC’s financial strength rating.

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

In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.02% at December 31, 2002). In December 2002, the Company also entered into an interest rate swap agreement to convert the fixed rate of 8.5% on an additional $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 3.95% at December 31, 2002). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.99% during 2002. In accordance with the Company’s accounting policy for fair value hedges, the change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. No material changes in value occurred during the period ended December 31, 2002. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting. The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligates each party to post collateral equal to the fair value of the swaps. As of February 26, 2003, the Company was not required to post collateral for the $350 million interest rate swap, but did post $2 million for the $200 million interest rate swap.

Short-term Debt

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. The maximum amount of domestic short-term borrowings outstanding during 2002 was $145 million. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities, which together provide for an aggregate borrowing capacity of $800 million. The Company’s credit facilities consist of a $300 million credit facility which terminates in November 2003 and a $500 million credit facility which terminates in November 2005.

These facilities contain financial covenants. Under the terms of its credit facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending March 31, 2003, and is decreased by up to $150 million for certain non-recurring after-tax charges (“excluded charges”). At December 31, 2002, the Company met its required minimum level of approximately $5 billion. The Company is also required to maintain its ratio of total debt to consolidated earnings as of each fiscal quarter end at or below 3.0. For this purpose, consolidated earnings equals, for the period of four consecutive quarters, net income plus interest expense, income tax expense, depreciation expense, amortization expense, certain excluded charges, the goodwill impairment resulting from the adoption of FAS No. 142 and any extraordinary gains or losses. The Company met this requirement at December 31, 2002. Failure to meet the financial covenants would affect both the Company’s ability to borrow under the facilities and the commercial paper program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES (Continued)

Common Stock Transactions

During the second quarter of 2002, the Company repurchased approximately 2.1 million shares of common stock at a cost of approximately $104 million, completing a previous share repurchase program. On June 28, 2002, the Board authorized a new share repurchase program for the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $250 million). During the remainder of 2002, the Company repurchased approximately 1.5 million shares of common stock at a cost of approximately $61 million. Also, during 2002, the Company issued approximately 9.3 million shares of common stock for benefit plans, including approximately 8.4 million shares related to stock option exercises. Refer to Note 16 of Notes to Consolidated Financial Statements for further discussion related to the Company’s stock option grant to eligible employees and Note 14 of Notes to Consolidated Financial Statements for information on the shareholder approved Employee Stock Purchase Plan.

For the full year 2002, the Company had weighted average common shares, including common share equivalents, of approximately 153 million (refer to Note 5 of Condensed Notes to Consolidated Financial Statements).

Financing Obligations

The Company’s financing obligations generally include debt, lease payment obligations and commitments to fund certain of its investments in equity limited partnership investments and commercial mortgage loans. At December 31, 2002, annual payments required by the Company, through 2007, relating to these financing obligations were as follows:

(Millions)	2003	2004	2005	2006	2007

Long-term debt (1)	$128.1	$128.1	$128.1	$550.4	$94.9
Noncancelable leases	181.8	147.5	112.1	81.8	67.6
Funding requirements for equity limited partnership investments	151.7	51.1	32.0	30.0	14.4
Funding requirements for commercial mortgage loans	44.0	—	—	—	—

Total	$505.6	$326.7	$272.2	$662.2	$176.9

(1)	The interest payments for each of the periods presented do not consider the Company’s interest rate swap agreements.

Noncancelable lease payments in the table above include approximately $11 million in 2003 declining to approximately $7 million in 2007 relating to a leasing program with an independent third party grantor trust primarily for the lease of a corporate aircraft and certain office furniture. The total value of the assets under this leasing program at December 31, 2002 was approximately $54 million. For 2002, this arrangement was classified as an operating lease and therefore the related assets and liabilities are not included in the Company’s Consolidated Balance Sheet. Beginning with the third quarter of 2003, the Company will consolidate this entity in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (refer to Note 2 of Notes to Consolidated Financial Statements for more information). The Company may terminate the lease program at any time by purchasing the assets at cost or dissolving the grantor trust through liquidation. If the assets were sold to a third party at less than cost to the grantor trust, the Company’s maximum exposure under a residual value guarantee was approximately $48 million as of December 31, 2002.

The Company also uses derivative instruments, generally limited to hedging purposes, principally consisting of interest rate swap agreements, forward contracts and futures contracts. These derivative instruments are not expected to materially adversely affect the near-term financial position or cash flows of the Company. Refer to “Total Investments - Risk Management and Market-Sensitive Investments” for more information.

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

Restrictions on Certain Payments by the Company

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.’s HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to service its debt, meet its other financing obligations or pay dividends, or the ability of any of Aetna Inc.’s subsidiaries to service debt or other financing obligations, if any. Under regulatory requirements, the amount of dividends that may be paid to Aetna Inc. by its domestic insurance and HMO subsidiaries at December 31, 2002 without prior approval by state regulatory authorities is approximately $505 million in the aggregate.

Solvency Regulation

The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2002, the RBC ratio of each of the Company’s primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2002, at that date, each of the Company’s active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. Refer to Note 17 of Notes to Consolidated Financial Statements for information relating to the rules on codification of statutory accounting principles. External rating agencies use their own RBC standards as part of determining a company’s rating.

CRITICAL ACCOUNTING POLICIES

The accounting policies described below are those the Company considers critical in preparing its Consolidated Financial Statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. Also, these estimates may not ultimately reflect the actual amounts of the final transactions that occur. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used by the Company in preparing its financial statements is included in Note 2 of Notes to the Consolidated Financial Statements.

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

Each period, the Company estimates the relevant factors, based primarily on historical data and uses this information to determine the assumptions underlying its reserve calculations. An extensive degree of judgment is used in this estimation process. For health care costs payable, the reserve balances and the related benefit expenses are highly sensitive to changes in the assumptions used in the reserve calculations. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after-tax results by approximately $50 million for 2002. Any adjustments to prior period reserves are included in the benefit expense of the period in which the need for the adjustment becomes known. Due to the considerable variability of health care costs, adjustments to health reserves occur each quarter and are sometimes significant. For Group Insurance, and specifically disability reserves, a 100 basis point change in interest rates would result in approximately a 10 basis point change in the portfolio return rate for assets supporting these liabilities, due to the long-term nature of disability liabilities and related assets supporting these liabilities. A 10 basis point change in the portfolio rate would have changed after-tax results by approximately $2 million for 2002.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CRITICAL ACCOUNTING POLICIES (Continued)

The Company discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the runoff period. Since 1993, there have been several adjustments to reduce this reserve that have increased net income. These adjustments occurred primarily because investment experience as well as mortality and retirement experience have been better than was projected at the time the products were discontinued. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income.

In cases where estimated health care and group insurance costs are so high that future losses on a given product are expected, the Company establishes premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.

Investment Securities

Investment securities are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned, and capital gains and losses are recognized when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, a capital loss is recognized at the date of determination.

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

Defined Benefit Pension and Other Post-Retirement Benefit (“OPEB”) Plans

The Company sponsors defined benefit pension and other postretirement plans. Refer to Note 14 of Notes to Consolidated Financial Statements. Major assumptions used in the accounting for these plans include the expected return on pension plan assets and the discount rate. Assumptions are determined based on Company information and market indicators, and are evaluated at each annual measurement date. A change in any of these assumptions would have an effect on the Company’s pension and postretirement plan costs.

The expected return on pension plan assets considers expected capital market returns over a long term horizon (i.e., 20 years), inflation rate assumptions and actual returns on an asset allocation of approximately 65% equity securities, 28% fixed income securities and 7% private real estate investments. Lower market interest rates and plan asset returns have resulted in declines in pension plan asset performance and funded status. As a result, the expected return on plan assets was reduced to 9.00% (from 9.25% for 2002 expense recognition) and the discount rate was reduced to 6.75% (from 7.50% at the previous measurement date). Pension and postretirement expense in 2003 is expected to increase by approximately $110 million as a result of these changes, as well as the continued decline in equity markets and the resulting impact on the fair value of pension plan assets. These changes will not impact required cash contributions to the pension plan, as the Company has met all minimum funding requirements as set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”) and further, will not have a minimum funding requirement in 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

CRITICAL ACCOUNTING POLICIES (Continued)

As part of expected 2003 operating cost savings initiatives, the Company expects to reduce the approximate $110 million increase in pension and postretirement expense discussed above through actions intended to bring overall benefit costs more in line with industry peers, both in terms of costs and benefit levels. In January 2003, the Company amended its postretirement plans, eliminating the medical subsidy provided to active employees who terminate employment subsequent to January 1, 2007 and eliminating the dental subsidy for active employees who terminate employment on or after January 1, 2003. As a result of these plan amendments, the Company expects to record a curtailment benefit of approximately $35 million pretax in the first quarter of 2003.

Goodwill and Other Acquired Intangible Assets

The Company has made previous acquisitions that included a significant amount of goodwill and other intangible assets. Effective January 1, 2002, goodwill is no longer amortized but was subject to a transitional impairment test upon adoption of FAS No. 142 as well as an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test, based on estimated fair value. For these evaluations, the Company is using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings to be derived from the Company’s ongoing turnaround initiatives previously discussed. If these turnaround initiatives do not achieve their earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected.

GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

An impairment of approximately $3.0 billion resulting from the initial application of FAS No. 142 has been classified as a cumulative effect adjustment for 2002. Subsequent impairments, if any, would be classified as an operating expense. During the fourth quarter of 2002, the Company performed an annual impairment test, in conjunction with its annual planning process, and determined there were no additional impairment losses.

Upon adoption of FAS No. 142, the transition provisions of FAS No. 141, Business Combinations, also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the Consolidated Balance Sheet and will continue to be amortized over their useful lives in the Consolidated Statement of Income. Such intangible assets are subject to a periodic impairment test based on estimated fair value. As a result, the Company reclassified its work force acquired intangible asset of $25.3 million at December 31, 2001 to goodwill. Refer to Notes 2 and 6 of Condensed Notes to Consolidated Financial Statements for more information on the Company’s goodwill and other acquired intangible assets.

Under accounting principles generally accepted in the United States of America in effect through December 31, 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives and to evaluate the related amortization periods. The Company wrote off goodwill of approximately $310 million ($238 million after tax) in the fourth quarter of 2000 under its accounting policy for goodwill recoverability in effect at that time, primarily related to its Medicare market exits, as well as to an investment in a medical information services business, given a re-evaluation of its strategy for this business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive and detailed state and federal regulation throughout the United States in the jurisdictions in which we do business. Supervisory agencies, including (depending on the state) state health, insurance, managed care and securities departments, have broad authority to:

•	Grant, suspend and revoke licenses to transact business;

•	Regulate many aspects of the products and services we offer;

•	Assess fines, penalties and/or sanctions;

•	Monitor our solvency and reserve adequacy; and

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts are subject to examination at regular intervals by these agencies. In addition, our current and past business practices are subject to review by other state and federal authorities. These reviews may result in changes to or clarifications of our business practices, and may result in fines, penalties or other sanctions.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Many of these laws limit the differentials in rates carriers may charge between new and renewal business, and/or between groups based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.

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

HIPAA Administrative and Privacy Regulation; Gramm-Leach-Bliley Act

HIPAA and its regulations also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the United States Department of Health and Human Services, known as HHS, to issue standards for administrative simplification, as well as privacy and security of medical records and other individually identifiable patient data. HIPAA requirements apply to self-funded group health plans, health insurers and HMOs and health care clearinghouses and health care providers that transmit member health information electronically. Regulations adopted to implement HIPAA also require that business associates acting for or on behalf of these HIPAA-covered entities be contractually obligated to meet HIPAA standards. HIPAA regulations establish significant criminal penalties and civil sanctions for noncompliance.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, we believe the law will initially bring about significant and, in some cases, costly changes. We expect that we will incur additional expenses to comply with, and that our business could be adversely affected by, these regulations in future periods.

HHS has released rules mandating the use of new standard formats with respect to certain health care transactions (e.g., health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique employer identifiers. We are required to comply with the transaction and code set requirements by October 16, 2003. We are required to comply with the employer identifier rules by July 30, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

HHS also has developed new standards relating to the privacy of individually identifiable health information. In general, these regulations restrict the use and disclosure of medical records and other individually identifiable health information held by health plans and other affected entities in any form, whether communicated electronically, on paper or orally, subject only to limited exceptions. In addition, the regulations provide patients with new rights to understand and control how their health information is used. These regulations do not preempt more stringent state laws and regulations that may apply to us. We have to comply with the new privacy standards by April 14, 2003. HHS recently published final security regulations designed to protect member health information from unauthorized use or disclosure. We are required to comply with these security regulations by April 21, 2005.

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

LEGISLATIVE AND REGULATORY INITIATIVES

There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government or many states, or both, including states in which we have substantial health care membership, have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:

•	Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose health plans to expanded liability for punitive and other extra-contractual damages

•	Imposing assessments on health plans or health carriers, such as assessments for insolvency or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs

•	Extending malpractice and other liability exposure for decisions made by health plans

•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (e.g. infertility treatment, experimental pharmaceuticals)

•	Prohibiting or limiting certain types of financial arrangements with providers, including among other things incentives based on utilization of services

•	Imposing substantial penalties for failure to pay claims within specified time periods

•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan)

•	Imposing payment levels for out-of-network care

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

•	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs, chiropractors or other practitioners

•	Mandating expanded consumer disclosures and notices

•	Mandating expanded coverage for emergency services

•	Mandating liberalized definitions of medical necessity

•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review)

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations

•	Restricting health plan claim and related procedures

•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan

•	Extending benefits available to workers who lose their jobs and other uninsureds

•	Restricting or eliminating the use of formularies for prescription drugs

•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary

•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate

•	Creating a single payer system where the government oversees or manages the provision of health care coverage

•	Imposing employer or individual health coverage mandates

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs caused by potential legislation or regulation.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, the courts, including the United States Supreme Court and Federal and state courts, continue to consider cases addressing the preemptive effect of ERISA on state laws. In general, limitations to this pre-emption have the effect of increasing our costs or our liability exposures, or both. Legislative initiatives discussed above include state legislative activity in several states that, should it result in enacted legislation that is not preempted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

Patients’ Bill of Rights Legislation

The U.S. Congress and various state legislatures continue to debate legislation containing various patient protection initiatives, including provisions that could expose the Company to unlimited economic damages, and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of “medical necessity” and other coverage determinations. The Company cannot predict whether these measures will be enacted into law in 2003 or what form any such legislation might take.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Medicare

In 1997, the federal government passed legislation establishing the Medicare+Choice program that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method has reduced the premiums payable to us compared to the old method, although the level and extent of the reductions varies by geographic market and depends on other factors. The legislation also requires us to pay a “user fee.” Since 1997 the government has made a number of modifications to the payment levels, risk adjustment methodology and user fees under the Medicare+Choice program. The changes began to be phased in on January 1, 1998. As a result of these changes, as well as other factors including certain Medicare+Choice regulations issued by CMS, we decided to reduce contract service areas in certain markets effective January 1, 2003. We also had not renewed our Medicare+Choice contracts or reduced service areas in certain other areas effective January 1, 2002, January 1, 2001 and January 1, 2000. Refer to “Health Care” for more information. Uncertainty regarding future reimbursement levels and other requirements under the Medicare+Choice program make it difficult to predict whether the Company can continue to participate profitably in the program at its current level after 2003.

In 2003, Congress may add out-patient pharmaceutical products as a benefit under Medicare. We cannot predict whether Congress will add such a benefit in 2003, what form any such benefit might take or how any such benefit may ultimately affect our businesses.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

REGULATORY ENVIRONMENT (Continued)

Guaranty Fund Assessments

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. In 2000, the Company incurred a $15 million after tax ($23 million pretax assessment) related to its New Jersey business. There were no material charges to earnings for guaranty fund obligations during 2002 or 2001.

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

Certain information contained in this Management’s Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the headings “Outlook” in the discussion of results of operations of each of our businesses and (2) “Total Investments - Risk Management and Market-Sensitive Instruments”. In writing this Management’s Discussion and Analysis, where we use the following words, or variations of these words and similar expressions, we intend to identify forward-looking statements:

• •	Expects Projects	• •	Anticipates Intends	• •	Plans Believes	• •	Seeks Estimates

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

If any of the following risks and uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

We are seeking to continue to improve the performance of our health care business by implementing a number of initiatives; if these initiatives do not achieve their objectives, our results could be materially adversely affected.

Our operating earnings improved significantly in 2002, following significant declines in 2001 and 2000, and we continue to implement a number of strategic and operational initiatives with the goal of further improving the performance of our business. These initiatives include, among other things, addressing rising medical costs, the new customer market approach we implemented in 2002, further improving the efficiency of operations, and improving relations with health care providers. The future performance of our business will depend in large part on our ability to design and implement these initiatives. If these initiatives do not achieve their objectives or result in increased medical costs, our results could be adversely affected. Refer to “Overview” for more information.

Our ability to address health care costs, implement increases in premium rates and the resulting effects on our membership affect our profitability.

Our profitability depends in large part on accurately predicting health care costs and on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs and direct to consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care are beyond any health plan’s control and may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

We have taken and are taking several actions to address this situation. We are increasing premiums for business renewing in 2003. Premiums in the health business are generally fixed for one-year periods. Accordingly, future cost increases in excess of medical cost projections reflected in pricing cannot be recovered in the contract year through higher premiums. As a result, the Company’s results are particularly sensitive to the price increases it projects are necessary in advance of renewal of the business. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2003 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

Premium increases for 2003 renewals and other actions have reduced membership for 2003, compared to membership at December 31, 2002. The Company is taking steps to begin to increase its membership in 2003, although it expects that during the year its membership will be lower than membership at December 31, 2002. If membership declines more than expected or we lose accounts with favorable medical cost experience while retaining accounts with unfavorable medical cost experience, our business and results of operations may be adversely affected. The expected membership reductions will materially affect our revenue for 2003, and underscore our need to continue to seek to reduce our level of administrative expenses. In addition to premium increases, other factors that could contribute to a reduction in enrollment include: failure to obtain new customers; benefit changes; other market withdrawals; general economic downturn that results in reductions in workforce by existing customers or business failures; negative publicity and news coverage; and failure to attain or maintain nationally-recognized accreditations for health plans (such as accreditation by the National Committee for Quality Assurance). Refer to “Health Care - Outlook” for more information.

We hold reserves for expected claims, which are estimated, and these estimates are highly judgmental; if actual claims exceed reserve estimates (as they have in certain prior periods), our results could be materially adversely affected.

Health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. Most health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were used in estimating health care costs payable at December 31, 2002 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial HMO Risk products would have changed annual after tax results for 2002 by approximately $50 million. This estimation process is a critical accounting policy for the Company. Refer to “Health Care” and “Critical Accounting Policies” for more information.

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

We are party to a number of class action lawsuits and other litigation. The majority of these cases relate to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and far-ranging changes in our practices. We may also be subject to additional litigation in the future. This litigation could materially adversely affect us, because of the costs of defending these cases, costs of settlement or judgments against us, or because of changes in our operations that could result from this litigation. Refer to Note 20 of Notes to Consolidated Financial Statements.

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

Recently, there has been heightened review by these regulators of the managed health care industry’s business practices, including utilization management and claim payment practices. As one of the largest national managed care organizations, we are regularly the subject of such reviews and several such reviews currently are pending, some of which may be resolved during 2003. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims. For example, a federal appeals court recently held that in some circumstances ERISA does not preempt state law medical malpractice claims against health plans arising out of coverage denials on grounds of medical necessity.

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

We must comply with the requirements of the Health Insurance Portability and Accountability Act of 1996, also known as HIPAA, or face potential additional liability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

The Department of Health and Human Services, known as HHS, has promulgated certain regulations under HIPAA related to the privacy of individually identifiable health information, or protected health information. The new regulations require self-funded group health plans, health insurers and HMO’s, health care clearinghouses and certain providers to:

•	Comply with various requirements and restrictions related to the use, storage and disclosure of protected health information;

•	Adopt rigorous internal procedures to protect protected health information; and

•	Enter into specific written agreements with business associates to whom protected health information is disclosed.

HHS also has recently published final security regulations designed to protect member health information from unauthorized use or disclosure. HIPAA establishes significant criminal penalties and civil sanctions for noncompliance.

For more information regarding these regulations, refer to “Regulatory Environment”.

Downgrades in our ratings may adversely affect our business, financial condition and results of operations.

Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies. Rating organizations continue to review the financial performance and condition of insurers, including Aetna Life Insurance Company and our other regulated subsidiaries. We believe our ratings are an important factor in marketing our products to certain of our customers, since ratings information is broadly disseminated and generally used throughout the industry. Certain of our businesses, particularly our Group Insurance business, would experience some run off of existing business or have the level of new business negatively impacted if the major rating agencies do not give a financial strength rating to the relevant subsidiary in the “A” rating category. In addition to claims paying and financial strength ratings of Aetna’s subsidiaries, rating organizations also provide ratings of Aetna Inc.’s senior debt and commercial paper. These ratings are broadly disseminated and used throughout the market place for debt instruments, and any decrease in these ratings could affect both the cost and availability of future borrowings. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock and should not be relied upon as such. For information regarding recent rating actions and the availability of borrowing, refer to “Liquidity and Capital Resources—Financings, Financing Capacity and Capitalization”.

Terrorism or the continued threat of terrorism could increase Health Care utilization and pharmacy costs and Group Insurance life and disability claims, although the Company cannot predict whether any such increases will occur.

Beyond obtaining coverage for the Company’s facilities, and some limited coverage for Group Insurance claims, there are few, if any, commercial options through which to transfer the exposure from terrorism away from the Company. For Group Insurance claims, the Company has certain reinsurance in place for certain types of catastrophic claims (and only if the losses are in excess of certain amounts, and subject to limits). However, following the events of September 11, 2001, reinsurers have generally sought to exclude many types of potential terrorism from coverage, and the Company’s reinsurance coverage excludes most types of terrorism while the Company’s Group Insurance policies generally do not contain similar exclusions. In addition, the Company’s Group Insurance members are concentrated in certain large, metropolitan areas.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

FORWARD-LOOKING INFORMATION/RISK FACTORS (Continued)

General market conditions affect our investments in debt and equity securities, mortgage loans and other investments, our income on those investments and our pension expenses.

Generally lower levels of interest rates on investments, such as those currently being experienced in United States financial markets, have negatively impacted the level of investment income earned by the Company in recent periods, and such lower levels of investment income would continue if these lower interest rates continue. We also expect our pension costs to increase in 2003 due to recent financial market conditions. For information regarding our expected pension costs for 2003, please refer to “Health Care – Outlook.”

In recent years, certain third parties to which we delegate selected functions, such as large physician practice management companies, have experienced financial difficulties, including bankruptcy, which may subject us to increased credit risk related to provider groups and in some cases cause us to incur duplicative claims expense.

In connection with the December 2000 spin-off of our Company from its predecessor, former Aetna, and merger of former Aetna’s international and financial services businesses with a subsidiary of ING Groep N.V., we have agreed to be liable for, and to indemnify ING for, certain former Aetna liabilities, including liabilities not related to our health care business.

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

Success of our business initiatives depends in part on continuing to develop and implement improvements in technology.

Our businesses depend in large part on our systems for processing claims and interacting with providers, employer plan sponsors and members, and our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Our success is dependent in large part on implementing improvements and continuing to develop and enhance information systems that support our business processes in a cost efficient manner.

Selected Financial Data

	For the Years Ended December 31,

(Millions, except per common share data)	2002	2001	2000	1999	1998

Total revenue	$19,878.7	$25,190.8	$26,818.9	$22,109.7	$16,589.0

Income (loss) from continuing operations	393.2	(291.5)	(127.4)	399.4	450.4

Net income (loss)	(2,522.5)	(279.6)	127.1	716.5	846.8

Net realized capital gains (losses), net of tax (included above)	22.3	73.6	(14.2)	21.4	189.0

Total assets	40,047.5	43,196.7	47,673.0	52,667.6	53,355.2

Total short-term debt	—	109.7	1,592.2	1,725.0	1,370.1

Total long-term debt	1,633.2	1,591.3	—	2,093.9	1,593.3

Aetna-obligated mandatorily redeemable preferred securities of subsidiary limited liability company holding primarily debentures guaranteed by former Aetna	—	—	—	—	275.0

Shareholders’ equity	6,980.0	9,890.3	10,127.1	10,703.2	11,429.5

Per common share data: (1)
Dividends declared (2)	$.04	$.04	$—	$—	$—
Earnings (loss) per common share: (3)
Income (loss) from continuing operations:
Basic	2.64	(2.03)	(.90)	2.56	2.74
Diluted (4)	2.57	(2.03)	(.90)	2.54	2.72
Net income (loss):
Basic	(16.94)	(1.95)	.90	4.76	5.49
Diluted (4)	(16.49)	(1.95)	.90	4.72	5.40

(1)	Per common share data is based on former Aetna common shares and share equivalents through December 13, 2000 and Aetna Inc. thereafter. (Refer to Notes 1, 5 and 21.)

(2)	Prior to December 13, 2000, dividends were declared and paid by former Aetna to its shareholders and therefore such dividends are not included herein.

(3)	For 1999 (through the redemption date of July 19, 1999) and 1998, preferred stock dividends of former Aetna are deducted from income from continuing operations and net income as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare, Inc. in 1996.

(4)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from earnings per common share computations for those years since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.

See Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,

(Millions, except per common share data)	2002	2001	2000

Revenue:
Health care premiums	$15,036.1	$19,940.4	$21,746.6
Other premiums	1,676.6	1,831.6	1,468.3
Administrative services contract fees	1,842.6	1,835.2	1,925.9
Net investment income	1,250.7	1,411.6	1,631.6
Other income	38.4	75.9	86.6
Net realized capital gains (losses)	34.3	96.1	(40.1)

Total revenue	19,878.7	25,190.8	26,818.9

Benefits and expenses:
Health care costs	12,452.8	17,938.8	18,884.1
Current and future benefits	2,245.5	2,458.3	2,153.5
Operating expenses:
Salaries and related benefits	2,245.2	2,290.4	2,328.7
Other	1,987.4	2,224.6	2,501.1
Interest expense	119.5	142.8	248.2
Amortization of goodwill	—	198.1	204.9
Amortization of other acquired intangible assets	130.8	218.5	230.7
Goodwill write-off	—	—	310.2
Severance and facilities charges	161.0	192.5	142.5
Reductions of reserve for anticipated future losses on discontinued products	(8.3)	(94.5)	(146.0)

Total benefits and expenses	19,333.9	25,569.5	26,857.9

Income (loss) from continuing operations before income taxes (benefits)	544.8	(378.7)	(39.0)
Income taxes (benefits):
Current	193.8	(13.6)	242.1
Deferred	(42.2)	(73.6)	(153.7)

Total income taxes (benefits)	151.6	(87.2)	88.4

Income (loss) from continuing operations	393.2	(291.5)	(127.4)
Discontinued operations, net of tax (Note 21):
Income from operations	50.0	—	428.5
Sale and spin-off related benefits (costs)	—	11.4	(174.0)

Income (loss) before cumulative effect adjustments	443.2	(280.1)	127.1
Cumulative effect adjustments, net of tax (Note 2)	(2,965.7)	.5	—

Net income (loss)	$(2,522.5)	$(279.6)	$127.1

Earnings (loss) per common share (Note 5):
Basic:
Income (loss) from continuing operations	$2.64	$(2.03)	$(.90)
Income from discontinued operations, net of tax	.34	.08	1.80

Income (loss) before cumulative effect adjustments	2.98	(1.95)	.90
Cumulative effect adjustments, net of tax	(19.92)	—	—

Net income (loss)	$(16.94)	$(1.95)	$.90

Diluted (1):
Income (loss) from continuing operations	$2.57	$(2.03)	$(.90)
Income from discontinued operations, net of tax	.33	.08	1.80

Income (loss) before cumulative effect adjustments	2.90	(1.95)	.90
Cumulative effect adjustments, net of tax	(19.39)	—	—

Net income (loss)	$(16.49)	$(1.95)	$.90

(1)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from per common share computations for those years since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.

     See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,

(Millions, except share data)	2002	2001

Assets
Current assets:
Cash and cash equivalents	$1,802.9	$1,398.2
Investment securities	14,013.5	14,260.1
Other investments	358.0	171.7
Premiums receivable, net	392.0	572.7
Other receivables, net	286.2	528.0
Accrued investment income	214.3	232.3
Collateral received under securities loan agreements	969.0	621.7
Loaned securities	948.2	608.1
Deferred income taxes	201.3	114.1
Other current assets	163.9	185.9

Total current assets	19,349.3	18,692.8

Long-term investments	1,754.9	1,575.6
Mortgage loans	1,514.9	1,887.8
Investment real estate	308.8	359.7
Reinsurance recoverables	1,251.8	1,269.7
Goodwill, net	3,618.4	6,583.8
Other acquired intangible assets, net	546.9	703.0
Property and equipment, net	244.8	327.0
Deferred income taxes	582.5	360.5
Other long-term assets	211.0	146.8
Separate Accounts assets	10,664.2	11,290.0

Total assets	$40,047.5	$43,196.7

Liabilities and shareholders’ equity
Current liabilities:
Health care costs payable	$2,194.1	$2,986.7
Future policy benefits	778.1	800.5
Unpaid claims	590.0	544.4
Unearned premiums	184.1	208.0
Policyholders’ funds	1,072.2	1,052.8
Collateral payable under securities loan agreements	969.0	621.7
Short-term debt	—	109.7
Income taxes payable	322.5	147.4
Accrued expenses and other current liabilities	1,608.8	1,316.1

Total current liabilities	7,718.8	7,787.3

Future policy benefits	8,333.3	8,621.5
Unpaid claims	1,177.8	1,203.6
Policyholders’ funds	1,867.3	2,245.1
Long-term debt	1,633.2	1,591.3
Other long-term liabilities	1,672.9	567.6
Separate Accounts liabilities	10,664.2	11,290.0

Total liabilities	33,067.5	33,306.4

Commitments and contingent liabilities (Notes 8 and 20)
Shareholders’ equity:
Common stock and additional paid-in capital ($.01 par value, 756,277,772 shares authorized, 149,966,082 issued and outstanding in 2002 and $.01 par value, 759,900,000 shares authorized, 144,265,912 issued and outstanding in 2001)	4,070.9	3,913.8
Accumulated other comprehensive income (loss)	(470.4)	68.5
Retained earnings	3,379.5	5,908.0

Total shareholders’ equity	6,980.0	9,890.3

Total liabilities and shareholders’ equity	$40,047.5	$43,196.7

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

			Accumulated Other
			Comprehensive Income (Loss)
		Common Stock and
		Additional	Unrealized			Minimum
		Paid-in	Gains (Losses)	Foreign		Pension	Retained
(Millions, except share data)	Total	Capital	on Securities	Currency	Derivatives	Liability	Earnings

Balances at December 31, 1999	$10,703.2	$3,719.3	$(206.1)	$(449.5)	$—	$—	$7,639.5

Comprehensive income:
Net income	127.1						127.1
Other comprehensive income, net of tax:
Net unrealized gains on securities ($486.5 pretax)(1)	316.2		316.2
Foreign currency ($(50.9) pretax)	(39.9)			(39.9)

Other comprehensive income	276.3

Total comprehensive income	403.4

Capital contributions from former Aetna	118.9	118.9
Dividends to former Aetna	(216.0)						(216.0)
Outstanding shares cancelled (1,100 shares)	—	—
Sale and spin-off related transaction (141,670,551 shares issued) (Note 21)	(904.2)	38.7	(80.7)	495.1			(1,357.3)
Common shares issued for benefit plans (948,000 share issued)	21.8	21.8

Balances at December 31, 2000	10,127.1	3,898.7	29.4	5.7	—	—	6,193.3

Comprehensive income:
Net loss	(279.6)						(279.6)
Other comprehensive income, net of tax:
Net unrealized gains on securities ($57.2 pretax) (1)	37.2		37.2
Foreign currency ($(1.1) pretax)	(.7)			(.7)
Derivative losses ($(4.8) pretax) (1)	(3.1)				(3.1)

Other comprehensive income	33.4

Total comprehensive loss	(246.2)

Common shares issued for benefit plans (4,247,361 shares)	110.7	110.7
Repurchase of common shares (2,600,000 shares)	(95.6)	(95.6)
Common stock dividends	(5.7)						(5.7)

Balances at December 31, 2001	9,890.3	3,913.8	66.6	5.0	(3.1)	—	5,908.0

Comprehensive income:
Net loss	(2,522.5)						(2,522.5)
Other comprehensive loss, net of tax:
Net unrealized gains on securities ($331.4 pretax) (1)	215.4		215.4
Foreign currency ($.7 pretax)	.5			.5
Derivative gains ($.6 pretax) (1)	.4				.4
Minimum pension liability adjustment ($(1,161.8) pretax)	(755.2)					(755.2)

Other comprehensive loss	(538.9)

Total comprehensive loss	(3,061.4)

Common shares issued for benefit plans (9,320,601 shares)	322.3	322.3
Repurchase of common shares (3,620,431 shares)	(165.2)	(165.2)
Common stock dividends	(6.0)						(6.0)

Balances at December 31, 2002	$6,980.0	$4,070.9	$282.0	$5.5	$(2.7)	$(755.2)	$3,379.5

(1)	Net of reclassification adjustments (Refer to Note 10).
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,

(Millions)	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$(2,522.5)	$(279.6)	$127.1
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Cumulative effect adjustments	2,965.7	(.7)	—
Income from discontinued operations	(50.0)	(11.4)	(254.5)
Severance and facilities charges	161.0	192.5	142.5
Goodwill write-off	—	—	310.2
Amortization of goodwill	—	198.1	204.9
Amortization of other acquired intangible assets	130.8	218.5	230.7
Depreciation and other amortization	170.7	181.0	190.1
Amortization (accretion) of net investment premium (discount)	11.3	(26.3)	(37.8)
Net realized capital (gains) losses	(34.3)	(96.1)	40.1
Changes in assets and liabilities:
Decrease in accrued investment income	18.0	28.0	9.2
Decrease in premiums due and other receivables	352.9	495.8	115.2
Net change in income taxes	218.4	(230.8)	(13.9)
Net change in other assets and other liabilities	(64.8)	(271.0)	(231.9)
Net decrease in health care and insurance liabilities	(1,046.7)	(432.0)	(762.3)
Other, net	(4.1)	—	—
Discontinued operations, net	—	—	1,457.0

Net cash provided by (used for) operating activities	306.4	(34.0)	1,526.6

Cash flows from investing activities:
Proceeds from sales and investment maturities of:
Debt securities available for sale	15,679.9	17,561.8	13,093.9
Equity securities	251.2	239.5	358.8
Mortgage loans	602.3	400.8	534.6
Investment real estate	74.3	6.3	29.5
Other investments	3,321.0	4,866.5	5,166.8
NYLCare Texas	—	—	420.0
Cost of investments in:
Debt securities available for sale	(15,452.3)	(16,930.7)	(12,081.3)
Equity securities	(114.9)	(288.1)	(235.7)
Mortgage loans	(296.3)	(226.4)	(364.8)
Investment real estate	(47.6)	(17.9)	(15.7)
Other investments	(3,251.4)	(5,145.3)	(5,395.6)
Increase in property and equipment	(155.5)	(142.6)	(36.9)
Other, net	—	—	7.3
Discontinued operations, net	—	—	(445.1)

Net cash provided by investing activities	610.7	323.9	1,035.8

Cash flows from financing activities:
Deposits and interest credited for investment contracts	127.1	170.4	237.2
Withdrawals of investment contracts	(592.1)	(795.0)	(931.9)
Issuance of long-term debt	—	1,566.1	—
Repayment of short-term debt	(109.7)	(1,482.5)	(132.8)
Capital contributions from former Aetna	—	—	118.9
Dividends paid to former Aetna	—	—	(216.0)
Common shares issued under benefit plans	233.5	98.1	21.8
Common shares repurchased	(165.2)	(95.6)	—
Dividends paid to shareholders	(6.0)	(5.7)	—
Other, net	—	—	(304.4)
Discontinued operations, net	—	—	(296.4)

Net cash used for financing activities	(512.4)	(544.2)	(1,503.6)

Net increase in cash and cash equivalents of discontinued operations	—	—	(715.5)

Net increase (decrease) in cash and cash equivalents of continuing operations	404.7	(254.3)	343.3
Cash and cash equivalents, beginning of year	1,398.2	1,652.5	1,309.2

Cash and cash equivalents, end of year	$1,802.9	$1,398.2	$1,652.5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization

The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”). As of December 31, 2002, the Company’s operations included three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”), and not the Company, assumes all or a majority of this risk). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit products. The Group Insurance segment includes group life insurance products offered on a risk basis, as well as group disability and long-term care insurance products offered on both a risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products. (Refer to Note 12 for additional information.)

The three segments are distinct businesses that offer different products and services. The Company’s chief operating decision maker evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and any other items, such as severance and facilities charges and reductions of the reserve for anticipated future losses on discontinued products).

Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc. and its subsidiaries) was a subsidiary of a Connecticut corporation named Aetna Inc. (“former Aetna”). On December 13, 2000, former Aetna spun off shares of the Company to shareholders and, as part of the same transaction, sold former Aetna’s financial services and international businesses to ING Groep N.V. (“ING”) (collectively, the “Transaction”). The sale was accomplished by the merger of former Aetna with a subsidiary of ING. The businesses sold to ING are reflected as discontinued operations, since the Company is the successor of former Aetna for accounting purposes. (Refer to Note 21 for additional information.)

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances have been eliminated. Certain reclassifications have been made to the 2001 and 2000 financial information to conform to the 2002 presentation.

As a result of the Transaction, the consolidated financial statements for 2000 have been prepared using the historical basis of the assets and liabilities and historical results of operations of the Health Care, Group Insurance and Large Case Pensions businesses as if the Company were a separate entity for this period. Changes in shareholders’ equity prior to December 13, 2000 represented the net income of the Company plus (less) net cash transfers from (to) former Aetna. Additionally, the consolidated financial statements for 2000 include allocations of certain assets and liabilities (including prepaid pension assets, debt and benefit obligations and pension and post-retirement benefits) and expenses (including interest), previously recorded by former Aetna, to the Health Care, Group Insurance and Large Case Pensions businesses of the Company, as well as to those businesses presented as discontinued operations. Management believes these allocations are reasonable. Accordingly, the 2000 financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders’ equity and cash flows of the Company had it been a separate, independent company.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

New Accounting Standards

Goodwill and Other Intangible Assets
As of January 1, 2002, the Company adopted Financial Accounting Standard (“FAS”) No. 142, Goodwill and Other Intangible Assets. This standard eliminated goodwill amortization from the Consolidated Statement of Income and required an evaluation of goodwill for impairment (at the reporting unit level) upon adoption of this standard, as well as an annual test, or more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The Company’s only reporting unit with goodwill and acquired intangible assets is its Health Care business, which is also a reportable segment. Upon adoption, the Company performed a transitional impairment test on its Health Care reporting unit. As a result of this impairment test, the Company recorded an impairment of approximately $3 billion during the first quarter of 2002, which is classified as a cumulative effect adjustment for the year ended December 31, 2002. Subsequent impairments, if any, would be classified as an operating expense. During the fourth quarter of 2002, the Company performed an annual impairment test, in conjunction with its annual planning process, and determined there were no impairment losses related to goodwill and other acquired intangible assets.

The Company’s measurement of fair value, utilized in its transitional impairment test, was based on an evaluation of future discounted cash flows, public company trading multiples and merger and acquisition transaction multiples. The Company’s fourth quarter 2002 annual impairment test was based on an evaluation of future discounted cash flows. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered several earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management’s best estimates of projected future cash flows. The Company’s discounted cash flow evaluations used a range of discount rates that corresponds to the Company’s weighted-average cost of capital. These discount rate ranges are consistent with that used for investment decisions and take into account the specific and detailed operating plans and strategies of the Health Care reporting unit. Certain other key assumptions utilized, including changes in membership, revenue, medical costs, operating expenses and effective tax rates, are based on reasonable estimates related to the Company’s turnaround initiatives. Such assumptions also are consistent with those utilized in the Company’s annual planning process. If the Company’s turnaround initiatives do not achieve their earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected.

Upon adoption of FAS No. 142, the transition provisions of FAS No. 141, Business Combinations, also became effective. FAS No. 141 specified criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria qualify for recording on the balance sheet and continue to be amortized over their useful lives in the Consolidated Statement of Income. Such intangible assets are subject to a periodic impairment test based on estimated fair value. As a result of adopting FAS No. 141, the Company reclassified the carrying value of its work force acquired intangible asset of $25.3 million at December 31, 2001 to goodwill. Refer to Note 6 for more detail on the Company’s goodwill and other acquired intangible assets.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Prior to the Company’s adoption of FAS No. 142, goodwill and other intangible assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives and to evaluate the related amortization periods. If it was probable that undiscounted projected operating income (before amortization of goodwill and other acquired intangible assets) was not sufficient to recover the carrying value of the asset, the carrying value was written down through results of operations and, if necessary, the amortization period was adjusted. Operating income considered in such an analysis was either that of the entity acquired, if separately identifiable, or the business segment that acquired the entity.

Accounting for the Impairment or Disposal of Long-Lived Assets
Effective January 1, 2002, the Company adopted FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This standard supercedes previous related accounting standards. It addresses the accounting and reporting for impairment of long-lived assets to be held and used, as well as long-lived assets to be disposed of. It also broadens the presentation of discontinued operations on the income statement to include a component of an entity (rather than a segment of a business). This standard requires that long-lived assets to be held and used be written down to fair value when they are considered impaired. Long-lived assets to be disposed of are to be carried at the lower of carrying value or fair value less estimated cost to sell. The adoption of this standard did not have a material effect on the Company’s financial position or results of operations.

Accounting and Disclosure of Guarantees
In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), modifying the recognition and disclosure requirements of a company’s guarantee arrangements. Effective January 1, 2003, FIN 45 requires a company that enters into or modifies existing guarantee arrangements to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also requires disclosure of all guarantees, regardless of when the guarantee originated, effective December 31, 2002 (Refer to Note 20). The adoption of the accounting provisions of FIN 45 is not expected to have a material effect on the Company’s financial position or results of operations.

Accounting for Stock-Based Compensation
In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, which amends FAS No. 123, Accounting for Stock Based Compensation. FAS No. 148 provides transition alternatives to companies that have elected to account for stock options under the fair value expense recognition model prescribed by FAS No. 123. FAS No. 148 also amends the required disclosure of a company’s accounting policy regarding stock compensation to employees as well as requiring additional annual and quarterly footnote disclosure regarding unvested stock options. The Company does not account for stock-based compensation under the fair value expense recognition model, but rather under the intrinsic value method as permitted by FAS No. 123.

Future Application of Accounting Standards

Accounting for Costs Associated with Exit or Disposal Activities
In July 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard supercedes the accounting guidance provided by Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS No. 146 requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of FAS No. 146 will impact the timing of recognition for severance and facilities charges for actions initiated after December 31, 2002.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Accounting for Variable Interest Entities (“VIE”)
In January 2002, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation will require a company to consolidate its VIE (formerly referred to as special purpose entities) if the entities meet certain criteria and is considered the primary beneficiary of the VIE (such as a direct or indirect ability to make significant decisions of that entity or the obligation to absorb a majority of the entity’s expected losses). FIN 46 also requires additional disclosure of an entity’s relationship with a VIE. The consolidation provisions of this interpretation are required for all VIE’s created after January 31, 2003. For VIE’s in existence prior to January 31, 2003, the consolidation provisions of FIN 46 are effective July 1, 2003.

As of December 31, 2002, the Company had a leasing program with an independent third party grantor trust primarily for the lease of a corporate aircraft and certain office furniture. The total value of the assets owned by the trust under this leasing program at December 31, 2002 was approximately $54 million. For 2002, this arrangement was classified as an operating lease under existing accounting requirements and therefore the related assets and liabilities are not included in the Company’s Consolidated Balance Sheet. The Company may terminate the lease program at any time by purchasing the assets at cost or dissolving the grantor trust through liquidation. If the assets were sold to a third party at less than cost, the Company’s maximum exposure under a residual value guarantee was approximately $48 million at December 31, 2002 (Refer to Note 20 for further information). Upon adoption of FIN 46, on July 1, 2003, the Company expects it will consolidate this VIE as it is the primary beneficiary of these assets. The adoption of this Interpretation is expected to increase reported assets and liabilities on the Company’s Consolidated Balance Sheets, but is not expected to have any effect on the Company’s results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates. The Company considers the following accounting policies, requiring significant estimates, critical when preparing its consolidated financial statements: Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts), Health Care and Insurance Liabilities, Investments, Goodwill and Other Acquired Intangible Assets, and Defined Benefit Pension and Other Post-Retirement Benefit Plans.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and other debt securities with a maturity of 90 days or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Investments

Investment Securities
Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, money market instruments and other debt and equity securities. The Company has determined that its investment securities are available for use in current operations and, accordingly, has classified such securities as current without regard to contractual maturity dates. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company regularly reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis/carrying amount of the security is written down and the amount of the write-down is included in earnings. The Company does not accrue interest on debt securities when management believes the collection of interest is unlikely.

Long-Term Investments
Long-term investments consist primarily of equity securities subject to restrictions on disposition, limited partnerships and restricted assets. Limited partnerships are generally carried on an equity basis. Restricted assets consist of debt securities on deposit as required by regulatory authorities.

Fair Value of Investments
The Company has classified its investment securities as available for sale and carries them at fair value. Fair values for such securities are based on quoted market prices or dealer quotes. Non traded debt securities are priced independently by a third party vendor and non traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections.

Securities Lending
The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Such securities are classified as loaned securities on the Consolidated Balance Sheets. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with an independent lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.

Mortgage Loans
Mortgage loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such policy. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. The Company accrues interest income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. Mortgage loans with a maturity date of less than one year from the balance sheet date are reported in other investments on the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Mortgage Loan Securitizations
The Company may, from time to time, securitize and sell certain commercial mortgage loans and retain an interest in the securitized mortgage loans. Gains or losses on the sale of these loans would depend on the previous carrying amount of the transferred loans, allocated between the portion of the loans sold and the retained interests based on their relative fair value at the date of transfer. Fair values are based on quoted market prices or dealer quotes.

Investment Real Estate
Investment real estate, which the Company intends to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful life of each asset. Properties held for sale (primarily acquired through foreclosure) are carried at the lower of carrying value or fair value less estimated selling costs. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below carrying value. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed by the Company’s investment management group. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

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

Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds and are determined on a specific identification basis. Experience-rated products are products in the Large Case Pensions business where the contract holder, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company in some instances. The effect of investment performance is allocated to contractholders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact the Company’s results of operations (as long as minimum guarantees are not triggered).

When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact the Company’s results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current assets or other current liabilities on the Consolidated Balance Sheets. (Refer to Note 12)

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Derivative Instruments

The Company’s Use of Derivatives
The Company uses derivative instruments (“derivatives”) in order to manage interest rate and price risk (collectively, “market risk”). By using derivatives to manage market risk, the Company exposes itself to credit risk and additional market risk.

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

The Company uses primarily futures contracts, forward contracts, interest rate swap agreements and warrants to manage market risk.

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

Effective January 1, 2001, with the implementation of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, derivatives are recognized on the Company’s Consolidated Balance Sheets in other investments at fair value. The fair value of derivatives is estimated based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the contracts were terminated.

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

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

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

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in certain aspects of its insurance business as well as the acquisition or disposition of certain insurance contracts. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products (Refer to Note 18). The Company does not transfer any portion of the financial risk associated with our HMO business to third parties.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment and Other Acquired Intangible Assets

Property and equipment and other acquired intangible assets are reported at historical cost net of accumulated depreciation/amortization. At December 31, 2002 and 2001, historical cost of property and equipment was approximately $.9 billion, and the related accumulated depreciation was approximately $.7 billion. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

The Company regularly evaluates whether events or changes in circumstances indicate that the carrying amount of property and equipment and other acquired intangible assets may not be recoverable. If it is determined that an asset may not be recovered, the Company estimates the future undiscounted cash flows (grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities) expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Separate Accounts

Separate Accounts assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on Separate Accounts assets are not reflected on the Consolidated Statements of Income. Management fees charged to contractholders are included in other income and recognized over the period earned.

Health Care and Insurance Liabilities

Health care costs payable consist principally of unpaid fee-for-service health care and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s HMO, POS, PPO and traditional indemnity plans. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical utilization trends, persistency of membership and payment patterns, medical inflation, product mix, seasonality, membership and other relevant factors. Changes in estimates are recorded in health care costs on the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs. Reserves for claims incurred but not reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, historical payment patterns, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.3 billion as of December 31, 2002 and $1.4 billion as of December 31, 2001. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 6.3% to 6.9% in 2002 (except for experience-rated contracts where the discount rates are set at contractually specified levels). The estimates of unpaid claims are subject to change due to changes in the underlying experience of the contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits on the Consolidated Statements of Income in the period they are determined.

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 15.9% in 2002. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 9.5% in 2002. The present value of future benefits is based upon mortality, morbidity and interest rate assumptions.

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. In 2002, interest rates for pension and annuity investment contracts ranged from 1.6% to 15.9% and rates for group life and health contracts ranged from 1.3% to 6.8%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.

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

Deferred Acquisition Costs

Acquisition costs related to the Company’s prepaid health care and health indemnity contracts are expensed as incurred. The Company defers certain acquisition costs related to its long-term care products. Such deferred costs were not material to the Company’s financial position or results of operations as of December 31, 2002 or 2001 and are included in Other long-term assets in the Company’s Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Premium Deficiency

The Company evaluates its health care and insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs (e.g. claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with the Company’s method of acquiring, servicing and measuring the profitability of such contracts. For all periods presented, no deficiency losses were recorded.

Revenue Recognition

Health care premiums associated with the Company’s prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations (retroactivity adjustments) and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums on the Consolidated Balance Sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $127 million and $172 million at December 31, 2002 and 2001, respectively, and is included in premiums receivable on the Consolidated Balance Sheets. The balance of the allowance for uncollectable accounts on other receivables was $91 million and $104 million at December 31, 2002 and 2001, respectively, and is included in other receivables on the Consolidated Balance Sheets.

Some group contracts allow for premiums to be adjusted to reflect actual experience. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

ASC fees are received in exchange for performing certain claims processing and member services for self-insured health and disability members and are recognized as revenue over the period the service is provided. Some of the Company’s contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range. With any of these guarantees, the Company is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of fees for the customer involved.

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

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Allocation of Expenses

The Company allocates to the business segments centrally incurred costs associated with specific internal goods or services provided to the Company, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Interest. (Refer to Note 19).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. The Company was included in the consolidated federal income tax returns of former Aetna through December 13, 2000. As a result of the Transaction, for the period December 14 through December 31, 2000 and the years ended December 31, 2001 and 2002, the Company is responsible for filing two separate consolidated and various standalone federal income tax returns. The results of these separate tax filings are combined for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible.

Stock-Based Compensation

At December 31, 2002, the Company had various stock-based employee incentive plans, which are described more fully in Note 14. The Company uses the intrinsic value method of accounting for stock-based awards granted to employees. Accordingly, compensation cost is not recognized when the exercise price of an employee stock option equals or exceeds the fair market value of the stock on the date the option is granted. The following table illustrates the pro forma net income (loss) and pro forma earnings per share as if the Company had applied the fair value based method of accounting to all awards of stock-based employee compensation.

(Millions, except per common share data)	2002	2001	2000

Net income (loss), as reported	$(2,522.5)	$(279.6)	$127.1
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	27.4	2.1	13.9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(59.4)	(13.0)	(136.4)

Pro forma net income (loss)	$(2,554.5)	$(290.5)	$4.6

Earnings (loss) per common share (1):
Basic - as reported	$(16.94)	$(1.95)	$.90
Basic - pro forma	(17.15)	(2.03)	.03

Diluted - as reported	(16.49)	(1.95)	.90
Diluted - pro forma	(16.88)	(2.03)	.03

(1)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from per common share computations for those years since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The fair value of the stock options included in the pro forma amounts was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000

Dividend yield	.1%	.1%	1%
Expected volatility	40%	40%	39%
Risk-free interest rate	4%	5%	7%
Expected life	5 years	5 years	4 years

The weighted-average grant date fair values for the Company’s options granted in 2002 and 2001 and former Aetna options granted in 2000 were $15.06, $11.68, and $16.43, respectively.

3. Dispositions

Exit of Certain Medicare Service Areas

The Company’s Medicare+Choice contracts with the federal government are renewed for a one-year period each January 1. In September 2002, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent not to renew its Medicare+Choice contracts for 2003 for individuals in a number of Medicare service areas affecting approximately 9,000 members, or approximately 8% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare+Choice contracts became effective on January 1, 2003. In September 2001, the Company notified CMS of its intent to exit a number of Medicare service areas affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare+Choice contracts became effective on January 1, 2002. Effective January 1, 2001, the Company exited a number of Medicare service areas affecting approximately 260,000 members, or approximately 47% of the Company’s total Medicare membership prior to this exit. In the fourth quarter of 2000, the Company recorded an after-tax charge of approximately $194 million ($266 million pretax) for the write-off of goodwill that was still separately identifiable with such service areas.

Sale of Certain Medicaid Membership

On August 1, 2001, the Company completed the sale of its New Jersey Medicaid and New Jersey Family Care membership to AmeriChoice. The agreement covered approximately 118,000 New Jersey Medicaid beneficiaries and members of the New Jersey Family Care program for uninsured children and adults. Proceeds from this sale of approximately $20 million pretax were included in other income for 2001. The operating results of these Medicaid markets sold, which include the proceeds from the sale, were not material to the Company’s results of operations.

Sale of NYLCare Texas

In connection with the acquisition of the Prudential health care business (“PHC”) from The Prudential Insurance Company of America (“Prudential”), the Company agreed with the U.S. Department of Justice and the State of Texas to divest certain Texas HMO/POS and other related businesses (“NYLCare Texas”) that had been acquired by the Company as part of the 1998 acquisition of New York Life Insurance Company’s health care business. Pursuant to this agreement, on March 31, 2000, the Company completed the sale of NYLCare Texas to Blue Cross and Blue Shield of Texas, a division of Health Care Service Corporation (“HCSC”), for approximately $420 million in cash. The sale resulted in an after-tax capital loss of $35 million, which was recognized in the fourth quarter of 1999. The after-tax loss included operating losses from October 1, 1999 through closing. In March 2001, HCSC provided the Company with a letter demanding arbitration of claims arising from its acquisition of NYLCare Texas. In May 2002, the Company and HCSC settled this action. The settlement amount was not material to the financial condition of the Company. The results of operations of NYLCare Texas were not material to the Health Care segment or to the Company’s consolidated results of operations.

Notes to Consolidated Financial Statements

4. Health Care Costs Payable

The following table shows the components of the change in health care costs payable.

(Millions)	2002		2001		2000

Health care costs payable, beginning of the period	$2,986.7		$3,171.1		$3,238.7
Less: Reinsurance recoverables	10.3		32.8		66.2

Health care costs payable, beginning of the period — net	2,976.4		3,138.3		3,172.5
Less: Disposition of NYLCare Texas	—		—		(71.9)
Add: components of incurred health care costs
Current period health care costs	12,523.7		17,894.9		18,861.5
Changes in prior periods’ estimates (1)	(70.9	) (2)	43.9	(3)	22.6

Total incurred health care costs	12,452.8		17,938.8		18,884.1

Less: claims paid
Current period	10,668.2		15,266.3		15,935.9
Prior periods	2,573.6		2,834.4		2,910.5

Total claims paid	13,241.8		18,100.7		18,846.4

Health care costs payable, end of period — net	2,187.4		2,976.4		3,138.3
Add: Reinsurance recoverables	6.7		10.3		32.8

Health care costs payable, end of period	$2,194.1		$2,986.7		$3,171.1

(1)	Changes in prior periods’ estimates represents the effect of unfavorable (favorable) development of prior period medical cost estimates on current year results of operations, at each financial statement date.

(2)	Reflects favorable development of prior period medical cost estimates of approximately $40 million ($26 million after tax) for Commercial HMO and approximately $35 million ($23 million after tax) for Medicare HMO.

(3)	Reflects primarily unfavorable development of prior period medical cost estimates related to certain Medicare markets the Company exited on January 1, 2001.

5. Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share (“EPS”) is as follows:

	Income (Loss)	Shares	Per Common
(Millions, except EPS data)	(Numerator)	(Denominator)	Share Amount

2002
Basic EPS:
Income from continuing operations	$393.2	148.9	$2.64

Effect of dilutive securities:
Stock options and other (1)		4.0

Diluted EPS:
Income from continuing operations and assumed conversions	$393.2	152.9	$2.57

2001
Basic and Diluted EPS:
Loss from continuing operations (2)	$(291.5)	143.2	$(2.03)

2000
Basic and Diluted EPS:
Loss from continuing operations (3)	$(127.4)	141.3	$(.90)

(1)	Options to purchase shares of common stock for 2002 of 7.2 million shares (with exercise prices ranging from $40.90 to $54.21) were not included in the calculation of diluted earnings per common share because the options’ exercise prices were greater than the average market price of common shares during such period.

(2)	Since the Company reported a loss from continuing operations for 2001, options to purchase 30.0 million shares (with exercise prices ranging from $12.89 to $54.21) were not included in per common share calculations, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

(3)	Since the Company reported a loss from continuing operations for 2000, options to purchase 31.7 million shares (with exercise prices ranging from $7.14 to $54.21) were not included in per common share calculations, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2000 are the same.

65

Notes to Consolidated Financial Statements

5. Earnings Per Common Share (Continued)

As a result of the Transaction, the former Aetna stock options held by employees of the Company and retirees of former Aetna were converted into options to purchase shares of the Company with adjustments made to both the number of options and the exercise prices to maintain the intrinsic in- or out-of-the-money value immediately before the spin-off. The in-the-money former Aetna stock options held by employees of the sold businesses were settled for cash while the out-of-the-money former Aetna stock options for such employees were cancelled. (Refer to Note 14)

For the period January 1, 2000 through December 13, 2000, the common stock outstanding and the dilutive effect of all outstanding stock options, where appropriate, of former Aetna are reflected in the weighted average share calculation. For the period from December 14, 2000 through December 31, 2000 and the years ended December 31, 2001 and 2002, only the common stock outstanding of the Company is reflected in the weighted average share calculation.

6. Goodwill and Other Acquired Intangible Assets

On January 1, 2002, the Company adopted FAS No. 142 and the transition provisions of FAS No. 141, as discussed in more detail in Note 2. As a result, the Company recorded an impairment loss, ceased amortizing goodwill and reclassified the December 31, 2001 carrying value of its work force acquired intangible asset to goodwill. The Company’s only reporting unit with goodwill and other acquired intangible assets is its Health Care business, which also is a reportable segment. Changes in the carrying amount of goodwill were as follows:

(Millions)

Balance at December 31, 2000	$6,781.9
Amortization	(198.1)

Balance at December 31, 2001	6,583.8
Impairment loss	(2,965.7)
Reclassification of work force	25.3
Goodwill adjustment (1)	(25.0)

Balance at December 31, 2002	$3,618.4

(1)	Represents the post-acquisition adjustment of deferred tax liabilities established in purchase accounting relating to former Aetna’s 1996 acquisition of U.S. Healthcare, Inc. This post-acquisition adjustment was the result of the conclusion of several Internal Revenue Service audit issues during the first quarter of 2002.

Notes to Consolidated Financial Statements

6. Goodwill and Other Acquired Intangible Assets (Continued)

For comparative purposes, the following table adjusts net loss and basic and diluted EPS for the year ended December 31, 2001, as if the work force asset were reclassified and amortization of goodwill had ceased at the beginning of 2001.

(Millions, except EPS data)	2002	2001

Reported net loss	$(2,522.5)	$(279.6)
Add back: Goodwill amortization	—	195.3
Add back: Work force amortization	—	8.1

Adjusted net loss	$(2,522.5)	$(76.2)

Basic EPS:
Reported net loss	$(16.94)	$(1.95)
Add back: Goodwill amortization	—	1.36
Add back: Work force amortization	—	.06

Adjusted net loss	$(16.94)	$(.53)

Diluted EPS: (1)
Reported net loss	$(16.49)	$(1.95)
Add back: Goodwill amortization	—	1.36
Add back: Work force amortization	—	.06

Adjusted net loss	$(16.49)	$(.53)

(1)	Since the Company reported a loss from continuing operations for 2001, the effect of common stock equivalents has been excluded from per common share computations, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

Other acquired intangible assets at December 31, 2002 and December 31, 2001 were as follows:

December 31, 2002 (Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)

Other acquired intangible assets:
Provider networks	$677.2	$169.3	$507.9	20-25
Customer lists	919.0	880.2	38.8	5-7
Other	69.2	69.0	.2	3-5

Total other acquired intangible assets	$1,665.4	$1,118.5	$546.9

December 31, 2001
Other acquired intangible assets:
Provider networks	$677.2	$141.5	$535.7	20-25
Customer lists	919.0	784.4	134.6	5-7
Work force	88.0	62.7	25.3	3-6
Other	69.2	61.8	7.4	3-5

Total other acquired intangible assets	$1,753.4	$1,050.4	$703.0

Annual pretax amortization for other acquired intangible assets over the next five calendar years is estimated to be as follows:

(Millions)

2003	$50.8
2004	42.5
2005	29.4
2006	27.8
2007	27.8

Notes to Consolidated Financial Statements

7. Investments

Investment securities at December 31 were as follows:

(Millions)	2002	2001

Debt securities available for sale	$13,379.1	$13,446.0
Equity securities	29.1	124.9
Other investment securities	605.3	689.2

Total investment securities	$14,013.5	$14,260.1

Notes to Consolidated Financial Statements

7. Investments (Continued)

Debt securities available for sale (including loaned securities) at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2002 (Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$991.7	$13.9	$—	$1,005.6
States, municipalities and political subdivisions	1,033.5	44.7	.4	1,077.8
U.S. corporate securities:
Utilities	610.0	35.8	18.8	627.0
Financial	1,697.5	118.6	6.7	1,809.4
Transportation/Capital goods	835.6	82.7	15.5	902.8
Health care/Consumer products	808.1	63.3	10.8	860.6
Natural resources	851.6	87.5	1.2	937.9
Other corporate securities	1,463.3	130.4	8.9	1,584.8

Total U.S. corporate securities	6,266.1	518.3	61.9	6,722.5

Foreign:
Government, including political subdivisions	609.4	30.3	4.8	634.9
Utilities	28.2	.7	.6	28.3
Other	1,281.5	122.2	5.7	1,398.0

Total foreign securities	1,919.1	153.2	11.1	2,061.2

Residential mortgage-backed securities:
Pass-throughs	1,572.5	64.0	—	1,636.5
Collateralized mortgage obligations	20.8	.2	—	21.0

Total residential mortgage-backed securities	1,593.3	64.2	—	1,657.5

Commercial/Multifamily mortgage-backed securities (1)(2)	1,199.5	127.8	11.1	1,316.2
Other asset-backed securities	309.8	10.9	3.3	317.4

Total bonds	13,313.0	933.0	87.8	14,158.2
Redeemable preferred stocks	154.9	16.5	2.3	169.1

Total available-for-sale debt securities (3)	$13,467.9	$949.5	$90.1	$14,327.3

2001

Bonds:
U.S. government and government agencies and authorities	$782.7	$.3	$9.5	$773.5
States, municipalities and political subdivisions	882.1	12.6	5.5	889.2
U.S. corporate securities:
Utilities	743.8	24.1	13.6	754.3
Financial	1,777.9	62.1	15.3	1,824.7
Transportation/Capital goods	1,156.3	66.8	39.6	1,183.5
Health care/Consumer products	798.0	34.3	8.5	823.8
Natural resources	794.8	32.8	10.2	817.4
Other corporate securities	1,494.3	57.6	32.4	1,519.5

Total U.S. securities	6,765.1	277.7	119.6	6,923.2

Foreign:
Government, including political subdivisions	458.9	19.3	4.2	474.0
Utilities	61.2	1.3	3.5	59.0
Other	1,245.8	57.5	25.6	1,277.7

Total foreign securities	1,765.9	78.1	33.3	1,810.7

Residential mortgage-backed securities:
Pass-throughs	1,781.5	32.6	4.4	1,809.7
Collateralized mortgage obligations	72.5	3.7	.1	76.1

Total residential mortgage-backed securities	1,854.0	36.3	4.5	1,885.8

Commercial/Multifamily mortgage-backed securities (1)(2)	1,270.0	45.2	28.8	1,286.4
Other asset-backed securities	256.2	9.4	.6	265.0

Total bonds	13,576.0	459.6	201.8	13,833.8
Redeemable preferred stocks	212.5	10.0	2.2	220.3

Total available-for-sale debt securities (3)	$13,788.5	$469.6	$204.0	$14,054.1

(1)	Includes approximately $154.2 million and $151.2 million of subordinate and residual certificates at December 31, 2002 and 2001, respectively, from a 1997 commercial mortgage loan securitization which were retained by the Company.

(2)	Includes approximately $89.8 million and $85.2 million of subordinate and residual certificates at December 31, 2002 and 2001, respectively, from a 1995 commercial mortgage loan securitization which were retained by the Company.

(3)	Includes approximately $948.2 million and $608.1 million of loaned securities at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

7. Investments (Continued)

Debt securities available for sale (including loaned securities) supporting discontinued, experience-rated and remaining products at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2002 (Millions)	Cost	Gains	Losses	Value

Supporting discontinued products	$3,353.5	$333.3	$38.7	$3,648.1
Supporting experience-rated products	2,144.7	174.1	15.6	2,303.2
Supporting remaining products	7,969.7	442.1	35.8	8,376.0

Total available-for-sale debt securities	$13,467.9	$949.5	$90.1	$14,327.3

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2001 (Millions)	Cost	Gains	Losses	Value

Supporting discontinued products	$3,598.7	$179.6	$72.6	$3,705.7
Supporting experience-rated products	2,103.2	89.2	25.0	2,167.4
Supporting remaining products	8,086.6	200.8	106.4	8,181.0

Total available-for-sale debt securities	$13,788.5	$469.6	$204.0	$14,054.1

At December 31, 2002 and 2001, net unrealized appreciation on debt securities included $295 million and $107 million, respectively, related to discontinued products (refer to Note 12) and $159 million and $64 million, respectively, related to experience-rated contracts, which were not reflected in shareholders’ equity.

The carrying and fair value of debt securities is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

	Amortized	Fair
2002 (Millions)	Cost	Value

Due to mature:
One year or less	$760.1	$782.5
After one year through five years	2,356.9	2,461.5
After five years through ten years	2,982.2	3,150.0
After ten years	4,266.1	4,642.2
Mortgage-backed securities	2,792.8	2,973.7
Other asset-backed securities	309.8	317.4

Total	$13,467.9	$14,327.3

At December 31, 2002 and 2001, debt securities carried at $748 million and $692 million, respectively, were on deposit as required by regulatory authorities. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

Investments in equity securities at December 31 were as follows:

(Millions)	2002	2001

Cost	$91.3	$234.3
Gross unrealized capital gains	6.5	23.5
Gross unrealized capital losses	(4.6)	(15.7)

Fair value	93.2	242.1
Less: amount included in long-term investments	64.1	117.2

Equity securities (included in investment securities)	$29.1	$124.9

Notes to Consolidated Financial Statements

7. Investments (Continued)

Investment real estate holdings at December 31 were as follows:

(Millions)	2002	2001

Properties held for sale	$25.9	$232.7
Investment real estate	356.2	192.3

Gross carrying value of real estate	382.1	425.0
Valuation reserve	(73.3)	(65.3)

Investment real estate	$308.8	$359.7

Accumulated depreciation for investment real estate was $67 million and $18 million at December 31, 2002 and 2001, respectively.

Total real estate write-downs included in the net carrying value of the Company’s real estate holdings at December 31, 2002 and 2001 were $117 million and $122 million, respectively (including $100 million and $102 million attributable to assets supporting discontinued products for 2002 and 2001, respectively).

At December 31, 2002 and 2001, the Company’s mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2002	2001

South Atlantic	$456.0	$395.6
Middle Atlantic	601.6	599.8
New England	91.1	158.1
South Central	64.8	45.5
North Central	247.4	237.4
Pacific and Mountain	311.9	615.2
Non-U.S	.4	.5

Total	1,773.2	2,052.1
Less: general impairment reserve	—	7.1

Net mortgage loan balance	1,773.2	2,045.0
Less: amount included in other investments	258.3	157.2

Mortgage loans	$1,514.9	$1,887.8

(Millions)	2002	2001

Office	$673.6	$960.8
Retail	382.9	453.1
Apartment	205.3	118.4
Hotel/Motel	151.3	143.7
Industrial	315.7	339.7
Mixed Use	32.3	32.8
Other	12.1	3.6

Total	1,773.2	2,052.1
Less: general impairment reserve	—	7.1

Net mortgage loan balance	1,773.2	2,045.0
Less: amount included in other investments	258.3	157.2

Mortgage loans	$1,514.9	$1,887.8

At December 31, 2002 and 2001, the total recorded investment in mortgage loans that are considered to be impaired (including problem, restructured and potential problem loans) and related specific reserves were as follows:

	2002		2001

	Total		Total
	Recorded	Specific	Recorded	Specific
(Millions)	Investment	Reserves	Investment	Reserves

Supporting discontinued products	$18.3	$—	$104.2	$14.9
Supporting experience-rated products	23.4	6.9	55.4	5.9
Supporting remaining products	9.2	4.5	14.7	4.7

Total impaired loans (1)	$50.9	$11.4	$174.3	$25.5

(1)	Includes impaired loans at December 31, 2002 and 2001 of $31.3 million and $60.2 million, respectively, for which no specific reserves are considered necessary.

Notes to Consolidated Financial Statements

7. Investments (Continued)

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

		Supporting
	Supporting	Experience-	Supporting
	Discontinued	Rated	Remaining
(Millions)	Products	Products	Products	Total

Balance at December 31, 1999	$28.9	$13.6	$3.4	$45.9
Principal write-offs	(.5)	(.8)	(.6)	(1.9)

Balance at December 31, 2000	$28.4	$12.8	$2.8	$44.0
Provision (charged to realized capital loss)	.2	—	5.4	5.6
Principal write-offs	(13.7)	(.4)	(2.9)	(17.0)

Balance at December 31, 2001 (1)	$14.9	$12.4	$5.3	$32.6
Provision (charged to realized capital loss)	—	.3	.3	.6
Recoveries of previously charged off amounts	(6.2)	(4.5)	(.7)	(11.4)
Principal write-offs	(8.7)	(1.3)	(.4)	(10.4)

Balance at December 31, 2002 (1)	$—	$6.9	$4.5	$11.4

(1)	Total reserves at December 31, 2001 include $25.5 million of specific reserves and $7.1 million of general reserves. There was no general reserve at December 31, 2002.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the years ended December 31 were as follows:

	2002			2001			2000

	Average			Average			Average
	Impaired	Income	Cash	Impaired	Income	Cash	Impaired	Income	Cash
(Millions)	Loans	Earned	Received	Loans	Earned	Received	Loans	Earned	Received

Supporting discontinued products	$20.4	$1.6	$1.6	$118.1	$10.6	$12.2	$149.9	$9.4	$8.7
Supporting experience-rated products	41.1	2.9	2.6	44.7	3.9	4.3	65.3	6.0	6.0
Supporting remaining products	13.4	.8	.6	29.6	1.6	3.0	42.1	9.6	9.8

Total	$74.9	$5.3	$4.8	$192.4	$16.1	$19.5	$257.3	$25.0	$24.5

Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $7 million and $20 million for 2002 and 2001, respectively. There were also certain significant noncash activities related to the Transaction. (Refer to Note 21.)

Notes to Consolidated Financial Statements

8. Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company’s financial instruments at December 31, 2002 and 2001 were as follows:

	2002		2001

	Cost Basis/		Cost Basis/
	Carrying	Estimated Fair	Carrying	Estimated Fair
(Millions)	Value	Value	Value	Value

Assets:
Debt securities	$14,170.9	$15,074.8	$14,476.6	$14,745.7
Equity securities	91.3	93.2	234.3	242.1
Mortgage loans	1,773.2	1,806.2	2,045.0	2,071.7
Derivatives	82.9	82.9	14.4	14.4
Liabilities:
Investment contract liabilities:
With a fixed maturity	887.4	904.5	1,365.3	1,386.7
Without a fixed maturity	765.5	675.0	793.0	678.0
Derivatives	—	—	4.0	4.0
Long-term debt	1,633.2	1,769.0	1,591.3	1,571.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about a given financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, and do not consider the tax impact of the realization of unrealized capital gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, and the disclosed value cannot be realized upon immediate settlement of the instrument. In evaluating the Company’s management of interest rate, price and liquidity risks, the fair values of all financial instruments are taken into consideration.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the financial instruments included in the table above:

Debt and equity securities: Fair values are based on quoted market prices or dealer quotes. Non-traded debt securities are priced independently by a third party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments and any collateral shortfall issues.

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

Derivatives: Fair values are estimated based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes.

Notes to Consolidated Financial Statements

8. Financial Instruments (Continued)

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

Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices were available, on the current rates estimated to be available to the Company for debt of similar terms and remaining maturities.

Derivative Financial Instruments

The Company is using interest rate swap agreements to manage certain exposures related to changes in interest rates on investments supporting experience-rated and discontinued products in the Large Case Pensions business. The use of these derivatives does not impact the Company’s results of operations.

In December 2002, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 3.95% at December 31, 2002). In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.02% at December 31, 2002). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.99% during 2002. The change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting (no material change in value occurred during the periods ended December 31, 2002 or 2001). The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligate each party to post collateral equal to the fair value of the swap. As of February 26, 2003, the Company was not required to post collateral for the $350 million interest rate swap, but did post $2 million for the $200 million interest rate swap.

During the first quarter of 2001, the Company expected to issue approximately $1 billion of five- and ten-year fixed-rate debt securities to replace a portion of its outstanding commercial paper. Prior to the transaction, the Company’s risk management objective was to secure financing based on the then five- and ten-year U.S. Treasury rates. Accordingly, the Company entered into certain forward contracts on U.S. Treasury securities prior to the actual issuance of long-term debt of approximately $900 million, which were designated as cash flow hedges in anticipation of the debt offering and determined to be highly effective under the Company’s accounting policy.

Upon issuance of the long-term debt (refer to Note 15) and termination of these forward contracts, the Company recognized a loss of approximately $5 million pretax related to these derivatives, which is included in accumulated other comprehensive income. During 2002 and 2001, the amount of the loss that was reclassified from accumulated other comprehensive income and recognized as part of interest expense was not material.

Notes to Consolidated Financial Statements

9. Net Investment Income

Sources of net investment income were as follows:

(Millions)	2002	2001	2000

Debt securities	$954.4	$1,104.8	$1,161.6
Mortgage loans	224.0	184.9	208.2
Other	115.4	147.8	189.9
Investment real estate (1)	66.6	62.8	63.8
Cash equivalents	28.3	26.2	26.7
Equity securities	14.6	2.3	6.8
Other investment securities	14.6	69.9	104.7

Gross investment income	1,417.9	1,598.7	1,761.7
Less: investment expenses	167.2	187.1	130.1

Net investment income (2)	$1,250.7	$1,411.6	$1,631.6

(1)	Includes $16.4 million and $14.0 million from real estate held for sale during 2001 and 2000, respectively.

(2)	Includes amounts related to experience-rated contractholders of $221.5 million, $237.5 million and $293.6 million during 2002, 2001 and 2000, respectively. Interest credited to contractholders is included in current and future benefits.

10. Capital Gains and Losses on Investments and Other

Net realized capital gains (losses), excluding amounts related to experience-rated contractholders and discontinued products, on investments were as follows:

(Millions)	2002	2001	2000

Debt securities	$25.6	$30.6	$(110.3)
Equity securities	(15.1)	(.6)	15.7
Mortgage loans	4.8	29.8	.7
Investment real estate	(10.5)	(4.7)	(.2)
Sales of subsidiaries (1)	46.0	59.0	78.8
Other	(16.5)	(18.0)	(24.8)

Pretax realized capital gains (losses)	$34.3	$96.1	$(40.1)

After-tax realized capital gains (losses)	$22.3	$73.6	$(14.2)

(1)	Includes a pretax realized capital gain of approximately $60.0 million in 2002, 2001 and 2000 related to contingent consideration earned by the Company following the sale of its behavioral health subsidiary, Human Affairs International, in 1997.

Net realized capital gains (losses) of $8 million, $11 million and $(44) million for 2002, 2001 and 2000, respectively, related to experience-rated contractholders were deducted from net realized capital gains (losses) and an offsetting amount was reflected in policyholders’ funds. Net realized capital gains (losses) of $(58) million, $19 million and $(31) million for 2002, 2001 and 2000, respectively, related to discontinued products were deducted from net realized capital gains (losses) and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products.

Proceeds from the sale of debt securities and the related gross gains and losses were as follows:

(Millions)	2002	2001	2000

Proceeds on sales	$15,679.9	$17,561.8	$13,093.9
Gross gains	225.2	225.6	70.2
Gross losses	129.0	133.5	120.8

Notes to Consolidated Financial Statements

10. Capital Gains and Losses on Investments and Other (Continued)

Changes in shareholders’ equity related to changes in accumulated other comprehensive income (loss) (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)	2002	2001	2000

Net unrealized gains on debt securities	$339.0	$109.3	$543.4
Net unrealized losses on equity securities and other	(7.6)	(52.1)	(152.8)
Foreign currency	.7	(1.1)	(39.9)
Derivatives	.6	(4.8)	—
Minimum pension liability adjustment	(1,161.8)	—	—

Subtotal	(829.1)	51.3	350.7
Less: changes in deferred income taxes	290.2	(17.9)	74.4

Subtotal	(538.9)	33.4	276.3
Sale and spin-off transaction	—	—	414.4

Net changes in accumulated other comprehensive income (loss)	$(538.9)	$33.4	$690.7

Shareholders’ equity included the following accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contractholders and discontinued products) at December 31:

(Millions)	2002	2001

Debt securities:
Gross unrealized capital gains	$477.3	$211.2
Gross unrealized capital losses	(35.8)	(108.7)

Net unrealized capital gains on debt securities	441.5	102.5

Equity securities and other:
Gross unrealized capital gains	12.3	27.8
Gross unrealized capital losses	(20.0)	(27.9)

Net unrealized capital losses on equity securities and other	(7.7)	(.1)

Foreign currency	8.5	7.8
Derivatives	(4.2)	(4.8)
Minimum pension liability adjustment	(1,161.8)	—
Deferred income taxes	253.3	(36.9)

Net accumulated other comprehensive income (loss)	$(470.4)	$68.5

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains (losses) on securities (excluding those related to experience-rated contractholders and discontinued products) were as follows:

(Millions)	2002	2001	2000

Net unrealized holding gains arising during the period (1)	$214.9	$76.7	$293.0
Less: reclassification adjustment for gains (losses) and other items included in net income (loss) (2)	(.5)	39.5	(23.2)

Net unrealized gains on securities	$215.4	$37.2	$316.2

(1)	Pretax net unrealized holding gains arising during the period were $330.6 million, $118.0 million and $450.8 million for 2002, 2001 and 2000, respectively.

(2)	Pretax reclassification adjustments for gains (losses) and other items included in net income were $(.8) million, $60.8 million and $(35.7) million for 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

11.     Severance and Facilities Charges

In the fourth quarter of 2001, the Company recorded an after-tax severance and facilities charge of $125 million ($193 million pretax) related to the implementation of initiatives intended to improve the Company’s overall future performance (the “2001 Charge”). These initiatives included reductions to operating expenses, reorganization and realignment of Health Care operations to better align our business resources with our customer market-focused approach, business process improvements, product market withdrawals, continued migration off the Prudential health care systems and vacating certain facilities (primarily customer service related locations). The 2001 Charge consisted of two types of costs: those related to actions under a plan for the involuntary termination of employees and those related to an exit plan with respect to certain leased facilities. The severance portion of $130 million pretax was based on a plan to eliminate 4,395 positions (primarily customer service and regional field management functions). The facilities portion of $63 million pretax represented the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that were vacated. Severance actions and the vacating of leased facilities relating to the 2001 Charge, as aligned to better reflect service operations consistent with the Company’s customer market approach, were completed as of December 31, 2002. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next six years.

In the second quarter of 2002, the Company recorded an after-tax severance charge of $18 million ($27 million pretax) related to the implementation of ongoing initiatives intended to improve the Company’s overall future performance (the “Second Quarter 2002 Charge”). The initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care operations. This charge consisted of costs that related to actions under a plan of involuntary termination of employees and included the elimination of approximately 600 employee positions (primarily regional field management, information technology and medical service functions). Severance actions related to the Second Quarter 2002 Charge were substantially completed by December 31, 2002.

In the third quarter of 2002, the Company recorded an after-tax severance and facilities charge of $58 million ($89 million pretax) related to the implementation of ongoing initiatives intended to improve the Company’s overall future performance (the “Third Quarter 2002 Charge”). These initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge consisted of two types of costs: those that relate to actions under a plan for the involuntary termination of approximately 2,750 employee positions (primarily customer service, plan sponsor services, patient management, sales, network management and certain Group Insurance related positions) representing approximately $81 million pretax of this charge and those actions that relate to an exit plan with respect to certain leased facilities representing approximately $8 million pretax of this charge. The facilities portion represents the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the Third Quarter Charge 2002 are expected to be completed by September 30, 2003. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next seven years.

Notes to Consolidated Financial Statements

11. Severance and Facilities Charges (Continued)

In the fourth quarter of 2002, the Company recorded an after-tax severance and facilities charge of $29 million ($45 million pretax) related to the implementation of ongoing initiatives intended to improve the Company’s overall future performance (the “Fourth Quarter 2002 Charge”). These initiatives include further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge consists of two types of costs: those that relate to actions under a plan for the involuntary termination of approximately 680 employee positions (primarily customer service, information technology and certain Group Insurance related positions) representing approximately $31 million pretax of this charge and those actions that relate to an exit plan with respect to certain leased facilities representing approximately $14 million pretax of this charge. The facilities portion represents the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the Fourth Quarter Charge 2002 are expected to be completed by December 31, 2003. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next seven years.

The activity within the severance and facilities reserves and the related number of positions eliminated were as follows:

				Second Quarter			Third Quarter		Fourth Quarter
	2001 Charge			2002 Charge			2002 Charge		2002 Charge

(Millions, pretax)	Reserve	Positions		Reserve	Positions		Reserve	Positions	Reserve	Positions

Balance at December 31, 2001	$142.6	3,638		$—	—		$—	—	$—	—
Reserve additions	—	—		27.0	598		89.0	2,744	45.0	678
Actions taken (1)	(142.6)	(3,487)		(27.0)	(527)		(72.8)	(1,805)	(21.6)	(321)

Balance at December 31, 2002	$—	151	(2)	$—	71	(2)	$16.2	939	$23.4	357

(1)	Actions taken relating to the 2001 Charge include $103.3 million of severance-related actions and $39.3 million related to vacating certain leased facilities. Actions taken relating to the Second Quarter 2002 Charge were all severance related. Actions taken relating to the Third Quarter 2002 Charge include $70.6 million of severance-related actions and $2.2 million related to vacating certain leased facilities. Actions taken relating to the Fourth Quarter 2002 Charge were all severance related.

(2)	The Company eliminated substantially all of the positions expected under the Company’s plans for involuntary termination related to the 2001 Charge and the Second Quarter 2002 Charge and considers these plans now complete.

12. Discontinued Products

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

Notes to Consolidated Financial Statements

12. Discontinued Products (Continued)

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2002, the receivable from continuing products, net of related deferred taxes payable of $96 million on the accrued interest income, was $357 million. At December 31, 2001, the receivable from continuing products, net of the related deferred taxes payable of $87 million on the accrued interest income, was $345 million. These amounts were eliminated in consolidation.

Results of discontinued products were as follows (pretax):

		Charged (Credited)
		to Reserve
(Millions)	Results	Future Losses	Net(1)

2002
Net investment income	$375.2	$—	$375.2
Net realized capital losses	(57.5)	57.5	—
Interest earned on receivable from continuing products	26.8	—	26.8
Other income	28.4	—	28.4

Total revenue	372.9	57.5	430.4

Current and future benefits	393.9	23.8	417.7
Operating expenses	12.7	—	12.7

Total benefits and expenses	406.6	23.8	430.4

Results of discontinued products	$(33.7)	$33.7	$—

2001
Net investment income	$397.6	$—	$397.6
Net realized capital gains	18.9	(18.9)	—
Interest earned on receivable from continuing products	27.2	—	27.2
Other income	32.2	—	32.2

Total revenue	475.9	(18.9)	457.0

Current and future benefits	423.7	21.1	444.8
Operating expenses	12.2	—	12.2

Total benefits and expenses	435.9	21.1	457.0

Results of discontinued products	$40.0	$(40.0)	$—

2000
Net investment income	$438.0	$—	$438.0
Net realized capital losses	(31.1)	31.1	—
Interest earned on receivable from continuing products	30.2	—	30.2
Other income	27.2	—	27.2

Total revenue	464.3	31.1	495.4

Current and future benefits	453.7	28.9	482.6
Operating expenses	12.8	—	12.8

Total benefits and expenses	466.5	28.9	495.4

Results of discontinued products	$(2.2)	$2.2	$—

(1)	Amounts are reflected in the 2002, 2001 and 2000 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $(82) million, $46 million and $(90) million (pretax) for 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

12. Discontinued Products (Continued)

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)	2002	2001

Assets:
Debt securities available for sale	$3,481.0	$3,573.8
Equity securities	73.4	211.0
Mortgage loans	763.2	822.1
Investment real estate	95.0	130.4
Loaned securities	167.1	131.9
Other investments (2)	505.7	481.4

Total investments	5,085.4	5,350.6
Collateral received under securities loan agreements	170.8	135.2
Current and deferred income taxes	94.4	93.0
Receivable from continuing products (3)	453.1	431.7

Total assets	$5,803.7	$6,010.5

Liabilities:
Future policy benefits	$4,361.1	$4,512.6
Policyholders’ funds	82.9	261.5
Reserve for anticipated future losses on discontinued products	902.9	944.9
Collateral payable under securities loan agreements	170.8	135.2
Other liabilities	286.0	156.3

Total liabilities	$5,803.7	$6,010.5

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)	Includes debt securities on deposit as required by regulatory authorities of $68.3 million and $55.7 million at December 31, 2002 and 2001, respectively. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

(3)	The receivable from continuing products is eliminated in consolidation.

At December 31, 2002 and 2001, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

12. Discontinued Products (Continued)

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

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31,1999	$1,147.6
Operating income	16.1
Net realized capital losses	(31.1)
Mortality and other	12.8
Reserve reduction	(146.0)

Reserve at December 31, 2000	999.4
Operating income	3.2
Net realized capital gains	18.9
Mortality and other	17.9
Reserve reduction	(94.5)

Reserve at December 31, 2001	944.9
Operating income	8.2
Net realized capital losses	(57.5)
Mortality and other	15.6
Reserve reduction	(8.3)

Reserve at December 31, 2002	$902.9

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $8 million ($5 million after tax) of the reserve was released in the second quarter of 2002, primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. For 2001, $95 million ($61 million after tax) of the reserve was released primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. For 2000, $146 million pretax ($95 million after tax) of the reserve was released primarily due to favorable investment performance related to certain equity investments, favorable mortality and retirement experience and the decrease in size of the overall bond portfolio, which decreased default risk. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2002 reserve balance (assuming that assets are held until maturity and that the reserve run off is proportional to the liability run off) is as follows:

(Millions)

2003	$30.8
2004	31.2
2005	31.5
2006	31.7
2007	31.8
2008 – 2012	163.2
2013 – 2017	155.2
2018 – 2022	133.1
2023 – 2027	104.2
Thereafter	190.2

Notes to Consolidated Financial Statements

12.     Discontinued Products (Continued)

The expected (as of December 31, 1993) and actual liability balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

2000	$690.7	$4,357.9	$548.8	$4,462.5
2001	352.9	4,238.9	261.5	4,512.6
2002	169.5	4,114.6	82.9	4,361.1

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

13. Income Taxes

Income taxes (benefits) consist of the following:

(Millions)	2002	2001	2000

Current taxes (benefits):
Federal	$216.6	$(43.9)	$194.9
State	(22.8)	30.3	47.2

Total current taxes (benefits)	193.8	(13.6)	242.1

Deferred taxes (benefits):
Federal	(43.1)	(74.7)	(152.8)
State	.9	1.1	(.9)

Total deferred tax benefits	(42.2)	(73.6)	(153.7)

Total income taxes (benefits)	$151.6	$(87.2)	$88.4

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2002	2001	2000

Income (loss) from continuing operations before income taxes	$544.8	$(378.7)	$(39.0)
Tax rate	35%	35%	35%

Application of the tax rate	190.7	(132.5)	(13.7)
Tax effect of:
Tax-exempt interest	(10.5)	(10.3)	(10.1)
Goodwill amortization and write-off	—	66.9	103.6
State income taxes	(14.2)	20.4	30.1
Sale of subsidiaries	—	(11.6)	(10.8)
Tax credits	(18.5)	(17.1)	(14.4)
Other, net	4.1	(3.0)	3.7

Income taxes (benefits)	$151.6	$(87.2)	$88.4

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are as follows:

(Millions)	2002		2001

Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$176.2		$263.6
Employee and retirement benefits (including minimum pension liability)	552.4		123.5
Severance and facilities reserve	54.4		90.2
Deferred income	20.5		20.5
Expenses not currently deductible	21.0		33.9
Allowance for doubtful accounts	6.4		28.0
Deferred policy costs	37.4		33.1
Investments, net	85.0		37.4
Depreciation and amortization	9.5		1.5
Net operating loss carry forwards	33.9		17.4
Insurance reserves	86.7		6.8
Other	18.8		20.4

Total gross assets	1,102.2		676.3
Less: valuation allowance	33.9		16.2

Assets, net of valuation allowance	1,068.3		660.1

Deferred tax liabilities:
Amortization of goodwill and other acquired intangible assets	103.0		117.6
Accumulated other comprehensive income	153.4		36.9
Other	28.1		31.0

Total gross liabilities	284.5		185.5

Net deferred tax asset	$783.8	(1)	$474.6	(1)

(1)	Includes $201.3 million and $114.1 million classified as current assets in 2002 and 2001, respectively, and $582.5 million and $360.5 million classified as noncurrent assets in 2002 and 2001, respectively.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. Management believes that it is more likely than not that the Company will realize its net deferred tax asset of $784 million, net of a valuation allowance of $34 million. The valuation allowance is principally on acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization. The Company has recognized $384 million of net deferred tax assets on Aetna Life Insurance Company (which is not consolidated for tax purposes) and $400 million on the remaining consolidated group. Management’s beliefs are based on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The “Policyholders’ Surplus Account”, which arose under prior tax law, is generally that portion of a life insurance company’s statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders’ Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $918 million at December 31, 2002, adjusted for Internal Revenue Service (the “Service”) audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

Notes to Consolidated Financial Statements

13. Income Taxes (Continued)

In 2002, the Service completed its audit of the consolidated federal income tax returns of former Aetna and its affiliates for the years 1979 through 1983. The Service is presently completing its audit of former Aetna’s 1984 through 1997 returns. As a result of these audits, the Service proposed certain adjustments. The majority of these adjustments have been agreed to by the Company, and as a result, in 2002 the Company reduced liabilities held for potential tax exposure by $50 million for federal taxes associated with the discontinued Property and Casualty insurance operations and by $25 million related to its acquisition of U.S. Healthcare, Inc. in 1996, which was credited to goodwill. However, several key issues have not yet been resolved, although the Company expects to resolve these issues during 2003. In addition, several state audits were also completed during 2001, resulting in the reduction of related liabilities by $20 million.

The Service recently began its audit of former Aetna’s 1998 through 2000 (prior to December 13, 2000) and the Company’s 2000 (subsequent to December 13, 2000) through 2001 returns. The Company expects to receive any proposed adjustments for these years in late 2003 (as the audits progress to completion).

The Company believes that it has established adequate reserves for additional taxes and interest that may result from the ultimate resolution of the audits noted above. These reserves will be adjusted as necessary upon the resolution of the related issues with the Service.

The Company paid (received refunds of) net income taxes of $(65) million, $106 million and $196 million in 2002, 2001 and 2000, respectively.

14. Benefit Plans

The Company is responsible for pension and post-retirement benefits for actively employed individuals, as well as retired or inactive United States employees of the Company and former Aetna. (Refer to Note 21). For periods prior to December 13, 2000, accrued pension cost has been allocated to continuing and discontinued operations (for those businesses sold by former Aetna) under an allocation method based on eligible salaries. As of the Transaction date, data on a separate company basis regarding the proportionate share of the projected benefit obligation and plan assets for pension and post-retirement plans was not available.

Defined Benefit Pension Plans

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

Notes to Consolidated Financial Statements

14. Benefit Plans (Continued)

Components of the net periodic benefit income (cost) of the Company’s (former Aetna, prior to December 13, 2000) noncontributory defined benefit pension plan were as follows:

(Millions)	2002	2001	2000

Service cost	$(74.3)	$(82.0)	$(93.1)
Interest cost	(259.9)	(263.8)	(258.0)
Expected return on plan assets	295.6	375.4	350.7
Amortization of prior service cost	(4.0)	(4.5)	(5.8)
Recognized net actuarial gain (loss)	(6.9)	11.9	7.5

Net periodic benefit income (cost)	$(49.5)	$37.0	$1.3

The allocated pretax benefit to operations for the pension plan (based on the Company’s total salary cost as a percentage of former Aetna’s total salary cost) was approximately $6 million for 2000.

As of the measurement date (September 30), the status of the Company’s defined benefit pension plans was as follows:

(Millions)	2002	2001

Projected benefit obligation, beginning of year	$3,580.6	$3,519.4
Service cost	74.3	82.0
Interest cost	259.9	263.8
Actuarial loss (gain)	261.2	(66.7)
Benefits paid	(230.3)	(217.9)

Projected benefit obligation, end of year	$3,945.7	$3,580.6

Fair value of plan assets, beginning of year	$3,301.5	$4,163.9
Actual return on plan assets	(246.3)	(662.1)
Employer contributions	118.3	17.6
Benefits paid	(230.3)	(217.9)

Fair value of plan assets, end of year	$2,943.2	$3,301.5

Fair value of plan assets less than projected benefit obligation	$(1,002.5)	$(279.1)
Unrecognized net loss	1,230.7	441.3
Unrecognized prior service cost	41.5	38.7

Net amount recognized	$269.7	$200.9

Amounts recognized in the statement of financial position consist of:
Prepaid pension asset	$—	$200.9
Accrued pension liability	(934.5)	—
Intangible asset	42.4	—
Accumulated other comprehensive income	1,161.8	—

Net amount recognized	$269.7	$200.9

Weighted average discount rate	6.75%	7.50%
Expected return on plan assets	9.00%	9.25%
Rate of compensation increase	3.75%	4.50%

For 2002 and 2001, defined benefit plans included above with benefit obligations in excess of assets had accumulated benefit obligations of approximately $3.9 billion and $3.5 billion, respectively. The above projected benefit and accumulated benefit obligations reflect revised assumptions made as of the 2001 measurement date related to cost of living adjustments, average retirement age and the form of payment elections, including deferral options. These revised assumptions reflect the Company’s experience and plan design, and reduced the 2001 projected benefit obligation by $212 million and the accumulated benefit obligation by $208 million.

Notes to Consolidated Financial Statements

14. Benefit Plans (Continued)

Other Post-Retirement Benefit Plans

In addition to providing pension benefits, the Company currently provides certain health care, dental and life insurance benefits for retired employees, including those of former Aetna. A comprehensive medical and dental plan is offered to all full-time employees, who terminate employment at age 45 or later with 10 or more years of service. The Company provides subsidized benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits). There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and administered by Aetna Life Insurance Company (“ALIC”).

In January 2003, the Company amended this plan, reducing the subsidy provided to individuals retiring subsequent to January 1, 2004. Beginning January 1, 2004, the Company will begin to phase-out the retiree medical subsidy for active employees (and eligible dependents) who terminate employment after December 31, 2003. The subsidy will decrease 25% each year until it is eliminated for employees terminating employment on or after January 1, 2007. Beginning January 1, 2004, the Company will eliminate the retiree dental subsidy for active employees who terminate employment on or after January 1, 2003. However, Company employees who terminate employment at age 45 or later with at least 10 years of service will be eligible to participate in the Company’s group health plans at their own cost. As a result of these plan amendments announced in January of 2003, the Company expects to record a curtailment benefit of approximately $35 million pretax in the first quarter of 2003.

Components of the net periodic benefit cost of the Company’s (former Aetna, prior to December 13, 2000) postretirement plans were as follows:

(Millions)	2002	2001	2000

Service cost	$(7.8)	$(6.7)	$(7.4)
Interest cost	(31.8)	(31.7)	(32.0)
Expected return on plan assets	4.8	4.8	4.4
Curtailment benefit	11.8 (1)	—	—
Amortization of prior service cost	4.4	15.7	23.0
Recognized net actuarial gain	—	.3	.8

Net periodic benefit cost	$(18.6)	$(17.6)	$(11.2)

(1)	Reflects a plan amendment, effective January 1, 2002, whereby the Company no longer provides subsidized benefits to employees who had not reached age 35 by this date.

Allocated pre-tax charges to the Company associated with the postretirement plans of former Aetna were $(10) million in 2000.

Notes to Consolidated Financial Statements

14. Benefit Plans (Continued)

As of the measurement date (September 30), the status of the Company’s postretirement benefit plans (other than pensions) was as follows:

(Millions)	2002	2001

Accumulated benefit obligation, beginning of year	$469.9	$425.9
Service cost	7.8	6.7
Interest cost	31.8	31.7
Actuarial (gain) loss	71.8	43.7
Curtailment benefit	(1.4)	—
Benefits paid	(38.7)	(38.1)

Accumulated benefit obligation, end of year	$541.2	$469.9

Fair value of plan assets, beginning of year	$78.2	$78.4
Actual return on plan assets	—	1.8
Employer contribution	37.3	36.1
Benefits paid	(38.7)	(38.1)

Fair value of plan assets, end of year	$76.8	$78.2

Accumulated benefit obligation in excess of fair value of plan assets	$464.4	$391.6
Unrecognized net gain (loss)	(96.6)	4.8
Prior service cost	29.0	19.0

Accrued postretirement benefit costs	$396.8	$415.4

Weighted average discount rate	6.75%	7.50%
Expected return on plan assets	7.00%	7.00%

The health care cost trend rate for the 2002 valuation decreased gradually from 9.0% for pre-65 and 11% for post-65 for 2003 to 5.0% by the year 2007 for pre-65 and 5.0% by the year 2009 for post-65. For the 2001 valuation, the rates decreased gradually from 7.0% for 2002 to 5.5% by the year 2005. This assumption reflects the Company’s historical as well as expected future trend rates. In addition, trend assumption reflects factors specific to the Company’s retiree medical plan, such as plan design, cost-sharing provisions, benefits covered, and the presence of subsidy caps. As a result of the Transaction (refer to Note 21), the Company retained the postretirement benefit obligation for all Company employees and existing retirees of former Aetna, except for a specific plan that was retained by former Aetna.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)	Increase	Decrease

Effect on total of service and interest cost components	$1.0	$(.7)
Effect on postretirement benefit obligation	11.3	(10.0)

Notes to Consolidated Financial Statements

14. Benefit Plans (Continued)

Incentive Savings Plans – Substantially all of the Company’s employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of the Company or certain other investments, are matched by the Company. On January 1, 2002, the Company changed its match to 50% of the first 6% of eligible pay contributed to the plan. Effective January 2003, matching contributions by the Company are made in cash and invested according to each participant’s investment elections. For the period August 2001 through December 2002, matching contributions by the Company were made in Aetna Common Stock instead of being contributed in cash. In addition, the plan provides for an annual performance-based contribution by the Company of up to 3% of eligible pay (up to a maximum of $6,000), provided the Company exceeds specified performance targets for the year. The performance-based contribution may be made in cash, stock, or a combination of both at the election of the Company. Based on the Company’s results for 2002, a performance-based contribution of 3% of eligible pay (up to a maximum of $6,000) was contributed by the Company in February of 2003. Prior to January 1, 2002, the Company provided for a match of up to 100% on the first 5% of eligible pay contributed. The costs to the Company (allocated costs for 2000) associated with these plans, including the performance-based contribution for 2002, were $79 million, $65 million and $67 million for 2002, 2001 and 2000, respectively. The plan trustee held 5,383,324, 5,206,210 and 4,889,945 shares of the Company’s common stock for plan participants at December 31, 2002, 2001 and 2000, respectively.

Stock-Based Employee Incentive Plans

Stock-based Employee Incentive Plans - The Company’s Stock-based Employee Incentive Plans (the “Plans”) provide for stock option awards (see “Stock Options” below), deferred contingent common stock (see “Performance Units” below), restricted stock awards to employees and the ability for employees to purchase common stock at a discount. At December 31, 2002, 17,404,769 shares were available for grant under the Plans.

Stock Options - Executive, middle management and nonmanagement employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions. Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

Notes to Consolidated Financial Statements

14.	Benefit Plans (Continued)

Prior to December 13, 2000, the Company’s employees participated in former Aetna’s stock option plan. Since the Company is the successor of former Aetna for accounting purposes, the following table reflects stock option transactions of former Aetna for periods prior to December 13, 2000 and for the Company subsequent to that date.

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	32,256,675	$30.72	31,709,870	$30.42	15,581,995	$68.30
Granted	5,280,044	$36.28	5,299,825	$28.21	5,425,592	$44.32
Exercised	(8,393,059)	$27.82	(3,558,748)	$22.90	(619,027)	$44.04
Expired or forfeited	(865,709)	$31.77	(1,194,272)	$34.91	(1,526,884)	$59.48

Outstanding at December 13, 2000					18,861,676	$63.20
Settlement of stock options held by employees of sold businesses					(3,207,604)	—
Conversion to Company stock options					16,824,872	—
Granted					207,744	$35.01
Exercised					(948,000)	$23.15
Expired or forfeited					(28,818)	$24.32

Outstanding, end of year	28,277,951	$32.55	32,256,675	$30.72	31,709,870	$30.42

Options exercisable, end of year	20,535,382	$32.21	26,126,828	$31.23	30,352,471	$30.42

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

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$12.89 - $16.26	25,694	.7	$15.66	25,694	$15.66
$16.26 - $21.69	2,409,442	6.7	$19.70	2,409,442	$19.70
$21.69 - $27.11	9,083,021	6.8	$25.37	7,039,310	$25.05
$27.11 - $32.53	1,188,042	6.7	$29.46	801,629	$29.72
$32.53 - $37.95	7,818,072	6.9	$35.34	2,872,159	$34.65
$37.95 - $43.37	4,981,766	3.4	$41.68	4,843,000	$41.66
$43.37 - $48.79	2,487,100	5.5	$43.93	2,259,334	$43.51
$48.79 - $54.21	284,814	3.3	$53.16	284,814	$53.16

	28,277,951			20,535,382

Notes to Consolidated Financial Statements

14.	Benefit Plans (Continued)

Performance Units – During 2002 and 2001, the Company granted performance stock units to certain executives as part of a long-term incentive program. The value of the performance stock units is equal to the Company’s stock price, although the units are not actual shares of stock and do not pay dividends (but may be paid in shares of stock or cash, except as discussed below). The performance stock units granted in 2002 and 2001 were established with the ability to vest as early as December 31, 2003 and December 31, 2002, respectively, (“accelerated vesting”) if the Company meets or exceeds performance goals set by the Board of Directors. If performance does not meet the accelerated vesting goal, the performance measurement period for these grants may be as long as four and one-half years from the grant date. The Board of Director’s Committee on Compensation and Organization determines if the performance goals have been achieved and resets the performance goal each year, if it is not achieved in the prior year. The number of performance stock units that may vest at the end of the performance measurement period is dependent upon the degree to which the Company achieves the performance goals. The vesting may go as high as 200% of target for 2002 and 2001 grants, if operating earnings, as defined, are 25% above performance goals. If performance accelerated vesting is not obtained, 50% of the grant will vest, regardless of performance, at the end of the four and one-half year measurement period if the participant is actively employed by the Company on such date. Performance stock units which vest pursuant to time vesting (rather than solely performance vesting) will be payable solely in shares. The compensation expense related to time vested performance stock awards will be amortized over the vesting period. For the 50% of the performance stock units subject solely to performance goals, compensation expense is recognized over the vesting period based on the Company’s stock price.

In 2002, the Company determined that accelerated vesting at 200% of target applied to grants made in 2001 as the Company exceeded performance goals set by the Board of Directors. Accordingly, the Company recognized all remaining compensation expense associated with these grants in 2002. Distributions to participants occurred after approval by the Board of Director’s Committee on Compensation and Organization in the first quarter of 2003.

Incentive Units - Prior to December 13, 2000, the Company’s executives participated in former Aetna’s incentive unit plan. These incentive units were rights to receive common stock or an equivalent value in cash. Of the two cycles of former Aetna incentive unit grants outstanding during 2000, each cycle was due to vest at the end of a four-year vesting period (2000 and 2002), conditioned upon the employee’s continued employment during that period and achievement of specified performance goals related to the total return to shareholders over the four-year measurement period. Incentive units could vest within a range from 0% to 175% at the end of the four-year period based on the attainment of these performance goals. Interim measurements of compensation expense were made at each reporting period based on the estimated periodic stock price and estimated forfeitures, over the four-year vesting period. Compensation expense was recognized over the four-year vesting period and no compensation expense was recognized at the date of grant. The incentive unit holders were not entitled to dividends during the vesting period. On December 13, 2000, as a result of the change in control of former Aetna (refer to Note 21), the cycle which ended on December 31, 2000 became fully vested while the cycle which would have ended on December 31, 2002 became vested on a pro-rated basis. These awards were paid in cash. As a result, there were no incentive units outstanding as of December 31, 2000.

Notes to Consolidated Financial Statements

14.	Benefit Plans (Continued)

The Company’s (former Aetna prior to December 13, 2000) performance and incentive unit transactions are as follows:

	Number of Incentive Units

	2002	2001	2000

Outstanding, beginning of year	442,325	—	708,275
Granted	531,140	444,250	16,800
Vested	(482,665)	—	(382,834)
Expired or forfeited	(24,400)	(1,925)	(342,241)

Outstanding, end of year	466,400	442,325	—

The weighted-average grant date fair values for incentive units granted in 2002, 2001 and 2000 were $46.48, $26.55 and $56.01, respectively.

The costs to the Company associated with the Company’s (former Aetna, prior to December 13, 2000) performance and incentive units for 2002, 2001 and 2000 were $39 million, $2 million and $9 million, respectively.

Employee Stock Purchase Plan - The Company’s shareholders approved the Aetna Inc. Employee Stock Purchase Plan (the “ESPP”) at the Company’s Annual Meeting on April 26, 2002. Under the ESPP, 6.5 million of the Company’s common shares are authorized for purchase by eligible employees in accordance with the ESPP’s provisions. All employees of the Company are eligible to participate in the ESPP if employed immediately prior to the first day of the offering period. Employees may contribute a percentage of their base salary through payroll deductions. Contributions are accumulated for a six-month period and used to purchase stock at the end of the offering period (the “Purchase Date”). On the Purchase Date, stock is purchased for all participating employees based on the contributions accumulated (subject to a $25,000 annual limit per employee). The purchase price of the stock is based on a discounted percentage (such discount may not exceed 15%) of the lesser of the stock price at the beginning or the end of the offering period. The first six-month accumulation period commenced July 5, 2002 and ended December 20, 2002. The purchase price for this offering was at a 10% discount from the lesser of the stock’s fair market value on July 5, 2002 or December 20, 2002. For the period ended December 31, 2002, approximately 136,000 shares of common stock were purchased under the ESPP at the purchase price of $36.85 per share. On January 3, 2003, the second six-month accumulation period commenced. This accumulation period ends on June 20, 2003 and the purchase price for this offering is at a 10% discount from the lesser of the stock’s fair market value on January 3, 2003 or June 20, 2003.

Notes to Consolidated Financial Statements

15.	Debt

The carrying value of long-term debt at December 31, was as follows:

(Millions)	2002	2001

Long-term debt:
Senior notes, 7.375% due 2006	$449.1	$448.8
Senior notes, 7.875% due 2011	446.9	446.6
Senior notes, 8.50% due 2041	737.2	695.9

Total	$1,633.2	$1,591.3

On February 14, 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. On March 2, 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. On June 18, 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041 (Refer to Note 8 for information on the Company’s interest rate swap agreements and effective interest rate for 2002 relating to these senior notes). Net proceeds from these issuances totaled approximately $1.6 billion and were used to reduce outstanding commercial paper borrowings.

During 2002, the maximum amount of domestic short-term borrowings outstanding was $145 million. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities, which together provide for an aggregate borrowing capacity of $800 million. The Company’s credit facilities consist of a $300 million credit facility which terminates in November 2003 and a $500 million credit facility which terminates in November 2005. Various interest rate options are available under these facilities. Any revolving borrowings mature on the termination date of the applicable credit facility, however the Company may convert any amounts outstanding under the $300 million facility when it terminates into a term loan that matures in November 2004 upon the satisfaction of certain conditions. The Company pays facility fees on each facility ranging from .1% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2002 is at an annual rate of .18% for the credit facility terminating in 2003 and .23% for the credit facility terminating in 2005. There were no borrowings under these facilities as of December 31, 2002.

Under the terms of its revolving credit facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending March 31, 2003, and is decreased by up to $150 million for certain non-recurring after-tax charges (“excluded charges”). At December 31, 2002, the Company met its required minimum level of approximately $5 billion. The Company is also required to maintain its ratio of total debt to consolidated earnings as of each fiscal quarter end at or below 3.0. For this purpose, consolidated earnings equals, for the period of four consecutive quarters, net income plus interest expense, income tax expense, depreciation expense, amortization expense, certain excluded charges, the goodwill impairment resulting from the adoption of FAS No. 142 and any extraordinary gains or losses. The Company met this requirement at December 31, 2002.

Total interest paid by the Company was $119 million, $118 million and $333 million in 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

16.	Capital Stock

On October 25, 2002, the Company’s Board of Directors (“the Board”) voted to terminate the Company’s shareholder rights plan. The plan was terminated by changing its 2010 expiration date to October 31, 2002, although the Board retained the right to adopt a new plan at a future date in the event of changed circumstances.

On September 27, 2002, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2002. The dividend was paid on November 29, 2002.

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna has authorized 7,625,000 shares of Class A voting preferred stock, $.01 par value per share. There are also 61,222,228 undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines. At December 31, 2002, 39,799,877 common shares of Aetna were reserved for issuance under its stock option plans and 8,542,369 common shares were reserved for issuance under its incentive savings plan.

In December 2000, the Board had authorized the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $200 million). The Company repurchased 2.6 million shares of common stock at a cost of approximately $96 million during the first quarter of 2001 pursuant to this authorization, and then suspended repurchases until April 2002. In April 2002, the Company re-initiated share repurchases pursuant to this authorization, and during the second quarter of 2002, the Company repurchased approximately 2.1 million shares of common stock at a cost of approximately $104 million, completing this share repurchase program. On June 28, 2002, the Board authorized a new share repurchase program for the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $250 million). During the remainder of 2002, the Company repurchased approximately 1.5 million shares of common stock at a cost of approximately $61 million under this new share repurchase program.

On January 25, 2002, the Board authorized the issuance of approximately 7.5 million of the Company’s common shares to eligible employees in accordance with the 2002 Stock Incentive Plan. On January 25, 2002, the Board of Directors’ Committee on Compensation and Organization approved a grant of approximately 5 million stock options to purchase common shares of the Company at $35.78 per share. During 2002, the Company issued approximately 9.3 million shares of common stock for benefit plans (approximately 8.4 million shares related to stock option exercises).

17.	Dividend Restrictions and Shareholders’ Equity

The Company’s business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna, as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna’s HMO and insurance company subsidiaries are not expected to affect Aetna’s ability to service its debt or to pay dividends or the ability of any of Aetna’s subsidiaries to service its debt or other financing obligations, if any.

Under regulatory requirements, the amount of dividends that may be paid during 2003 to Aetna by its domestic insurance and HMO subsidiaries without prior approval by state regulatory authorities as calculated at December 31, 2002 is approximately $505 million in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

Notes to Consolidated Financial Statements

17.	Dividend Restrictions and Shareholders’ Equity (Continued)

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)	2002	2001	2000

Statutory net income	$689.2	$20.9	$382.3
Statutory surplus	3,606.7	3,598.6	3,371.3

Effective January 1, 2001, the Company’s insurance and HMO subsidiaries were required to prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners’ (the “NAIC”) Statements of Statutory Accounting Principles (“Codification”), subject to the adoption of Codification by their respective domicilary states.

As of December 31, 2002, the Company does not have state prescribed or permitted statutory accounting practices which would result in reported statutory surplus being materially different from the statutory surplus that would have been reported had Codification been followed.

18.	Reinsurance

The Company utilizes reinsurance agreements primarily to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company’s results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2002, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.

Notes to Consolidated Financial Statements

18.	Reinsurance (Continued)

Earned premiums for the years ended December 31 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2002 (1)
Accident and Health Insurance — HMO (2)	$11,876.5	$—	$3.6	$11,880.1	—
Accident and Health Insurance — Other (3)	3,482.3	28.8	67.0	3,520.5	1.9%
Life Insurance	1,318.7	68.7	62.1	1,312.1	4.7%

Total premiums	$16,677.5	$97.5	$132.7	$16,712.7	.8%

2001 (1)
Accident and Health Insurance — HMO (2)	$16,210.6	$—	$276.1	$16,486.7	1.7%
Accident and Health Insurance — Other (3)	3,121.3	43.7	702.6	3,780.2	18.6%
Life Insurance	1,547.6	98.9	56.4	1,505.1	3.7%

Total premiums	$20,879.5	$142.6	$1,035.1	$21,772.0	4.8%

2000 (1)
Accident and Health Insurance — HMO (2)	$17,041.0	$—	$1,373.3	$18,414.3	7.5%
Accident and Health Insurance — Other (3)	2,657.9	38.7	994.4	3,613.6	27.5%
Life Insurance	1,195.5	61.4	52.9	1,187.0	4.5%

Total premiums	$20,894.4	$100.1	$2,420.6	$23,214.9	10.4%

(1)	Excludes intercompany transactions.

(2)	Includes Commercial HMO (includes premiums related to POS members who access primary care physicians and referred care through an HMO network), Medicare HMO and Medicaid HMO Business. Earned premiums assumed from other companies includes Commercial HMO premiums of $3.6 million, $276.1 million and $847.3 million in 2002, 2001 and 2000, respectively assumed from PHC pursuant to the Coinsurance Agreement discussed below and $526 million in 2000 of Medicare premium assumed from Health Care Services Corporation related to the NYLCare Texas transaction.

(3)	Includes all other Medical, Dental and Group Insurance products offered by the Company. Earned premiums assumed from other companies includes $33.8 million, $676.8 million and $975.1 million of premium assumed from PHC pursuant to the Coinsurance Agreement discussed below in 2002, 2001 and 2000, respectively.

Prior to the Company’s acquisition of PHC, certain of PHC’s medical and dental contracts were underwritten directly by Prudential and HMO contracts were underwritten by Prudential’s HMO legal entities. The Company acquired Prudential’s HMO legal entities, but did not acquire Prudential, the legal entity that wrote certain of PHC’s medical and dental business. Concurrent with the acquisition, ALIC entered into a reinsurance agreement (in the form of a coinsurance agreement) in order to assume the business underwritten by Prudential (the “Coinsured Business”). In order to provide for an orderly transition of the Coinsured Business to products underwritten by legal entities of the Company, the terms of the coinsurance agreement permitted the Company to renew such business in Prudential’s name until August 2001.

Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with former Aetna’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. The liability related to the Company’s obligation is recorded in future policy benefits. Assets related to and supporting these policies were transferred to the assuming companies and the Company recorded a reinsurance recoverable. Reinsurance recoverables related to these obligations were approximately $1.1 billion and approximately $1.2 billion at December 31, 2002 and 2001, respectively.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $120 million, $154 million and $134 million in 2002, 2001 and 2000, respectively. At December 31, 2002, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.

Notes to Consolidated Financial Statements

19.	Segment Information

Summarized financial information for the Company’s principal operations was as follows:

		Group	Large Case	Corporate	Discontinued	Total
2002 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$16,858.3	$1,497.4	$238.0	$—	$—	$18,593.7
Net investment income	295.7	269.5	685.5	—	—	1,250.7

Total revenue excluding realized capital gains (losses)	$17,154.0	$1,766.9	$923.5	$—	$—	$19,844.4

Interest expense	$—	$—	$—	$119.5	$—	$119.5

Amortization of other intangible assets	$130.8	$—	$—	$—	$—	$130.8

Income taxes (benefits)	$119.5	$57.6	$16.3	$(41.8)	$—	$151.6

Operating earnings (losses) from continuing operations (2)	$361.6	$142.2	$24.2	$(77.7)	$—	$450.3
Other items (3)	(81.6)	(3.2)	5.4	—	—	(79.4)
Realized capital gains (losses), net of tax	36.4	(14.0)	(.1)	—	—	22.3

Income (loss) from continuing operations	316.4	125.0	29.5	(77.7)	—	393.2
Discontinued operations, net of tax (4)	—	—	—	—	50.0	50.0
Cumulative effect adjustment, net of tax	(2,965.7)	—	—	—	—	(2,965.7)

Net income (loss)	$(2,649.3)	$125.0	$29.5	$(77.7)	$50.0	$(2,522.5)

Segment assets (5)	$13,805.6	$5,409.0	$20,832.9	$—	$—	$40,047.5

Expenditures for long-lived assets	$39.6	$—	$2.9	$—	$—	$42.5

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 9.4% of total revenue from external customers.

(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses, any other items and the cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $19.8 million income tax benefit resulting from the release of state income tax related reserves in connection with the favorable conclusion of several state tax audits in the Health Care segment, severance and facilities charges of $104.6 million after tax consisting of $101.4 million after tax in the Health Care segment and $3.2 million after tax in the Group Insurance segment and $5.4 million after tax from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	As discussed in more detail in Note 21, the Company released $50.0 million of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues during the first quarter of 2002 that related to the property and casualty insurance business of one of Aetna’s predecessors, which was sold in 1996.

(5)	Large Case Pensions assets include $5.4 billion attributable to discontinued products.

Notes to Consolidated Financial Statements

19.	Segment Information (Continued)

		Group	Large Case	Corporate	Discontinued	Total
2001 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$21,793.9	$1,414.9	$474.3	$—	$—	$23,683.1
Net investment income	373.9	286.0	751.7	—	—	1,411.6

Total revenue excluding realized capital gains (losses)	$22,167.8	$1,700.9	$1,226.0	$—	$—	$25,094.7

Interest expense	$—	$—	$—	$142.8	$—	$142.8

Amortization of goodwill and other intangible assets	$416.6	$—	$—	$—	$—	$416.6

Income taxes (benefits)	$(157.3)	$71.2	$48.9	$(50.0)	$—	$(87.2)

Operating earnings (losses) from continuing operations (2)	$(365.3)	$160.1	$31.6	$(92.8)	$—	$(266.4)
Other items (3)	(151.1)	(9.0)	61.4	—	—	(98.7)
Realized capital gains (losses), net of tax	77.4	.3	(4.1)	—	—	73.6

Income (loss) from continuing operations	(439.0)	151.4	88.9	(92.8)	—	(291.5)
Discontinued operations, net of tax:
Reduction of the reserve for sale and spin-off related costs (4)	—	—	—	—	11.4	11.4
Cumulative effect adjustment, net of tax	.5	—	—	—	—	.5

Net income (loss)	$(438.5)	$151.4	$88.9	$(92.8)	$11.4	$(279.6)

Segment assets (5)	$16,593.4	$4,683.5	$21,919.8	$—	$—	$43,196.7

Expenditures for long-lived assets	$29.1	$—	$33.7	$—	$—	$62.8

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 12.6% of total revenue from external customers.

(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses, any other items and the cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $125.1 million after-tax severance and facilities charge, $26.0 million after-tax charge for unfavorable reserve developments related to exited Medicare markets in the Health Care segment, an after-tax charge of $9.0 million for events of September 11, 2001 in the Group Insurance segment; and a $61.4 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	In connection with the Transaction, as more fully described in Note 21, the Company recorded a reserve of approximately $174 million for net costs associated with this transaction. In the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million.

(5)	Large Case Pensions assets include $5.6 billion attributable to discontinued products.

Notes to Consolidated Financial Statements

19.	Segment Information (Continued)

		Group	Large Case	Corporate	Discontinued	Total
2000 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$23,694.9	$1,367.0	$165.5	$—	$—	$25,227.4
Net investment income	428.5	300.9	902.2	—	—	1,631.6

Total revenue excluding realized capital gains (losses)	$24,123.4	$1,667.9	$1,067.7	$—	$—	26,859.0

Interest expense	$—	$—	$—	$248.2	$—	$248.2

Amortization of goodwill and other intangible assets	$435.6	$—	$—	$—	$—	$435.6

Income taxes (benefits)	$.4	$82.6	$92.3	$(86.9)	$—	$88.4

Operating earnings (losses) from continuing operations (2)	$95.5	$193.4	$66.0	$(161.3)	$—	$193.6
Other items (3)	(401.4)	(.3)	94.9	—	—	(306.8)
Realized capital gains (losses), net of tax	13.1	(31.8)	4.5	—	—	(14.2)

Income (loss) from continuing operations	(292.8)	161.3	165.4	(161.3)	—	(127.4)
Discontinued operations, net of tax:
Income from operations	—	—	—	—	428.5	428.5
Sale and spin-off related costs	—	—	—	—	(174.0)	(174.0)

Net income (loss)	$(292.8)	$161.3	$165.4	$(161.3)	$254.5	$127.1

Segment assets (4)	$17,114.9	$4,788.5	$25,769.6	$—	$—	$47,673.0

Expenditures for long-lived assets	$34.8	$—	$82.8	$—	$—	$117.6

(1)	Revenues from external customers include revenues earned from one major customer (the federal government, primarily CMS) amounting to 20.3% of total revenue from external customers.

(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses and any other items. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: an after-tax charge of $238.3 million from the write-off of goodwill, a $92.6 million after-tax severance and facilities charge, a $14.6 million after-tax charge related to the New Jersey insolvency assessment, a $5.2 million after-tax charge related to a shareholder litigation settlement agreement and an after-tax charge of $50.7 million, primarily change-in-control related costs, in the Health Care segment; an after-tax charge of $.3 million for change-in-control related costs in the Group Insurance segment; and a $94.9 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	Large Case Pensions assets include $5.8 billion attributable to discontinued products.

Revenues from external customers (all within the United States) by product were as follows:

(Millions)	2002	2001	2000

Health risk	$15,039.4	$19,972.5	$21,756.2
Health ASC	1,818.9	1,821.4	1,938.7
Group life	1,097.0	1,056.1	1,050.4
Group disability	336.0	299.7	272.1
Group long-term care	64.4	59.1	44.5
Large case pensions	238.0	474.3	165.5

Total revenue from external customers	$18,593.7	$23,683.1	$25,227.4

Long-lived assets, all within the United States, were $245 million and $327 million at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

20.	Commitments and Contingent Liabilities

The Company has entered into operating leases for office space and certain computer and other equipment. Rental expenses for these items were $168 million, $217 million and $273 million for 2002, 2001 and 2000, respectively. The future net minimum payments under noncancelable leases for 2003 through 2007 are estimated to be $182 million, $148 million, $112 million, $82 million and $68 million, respectively.

The Company also has funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments for 2003 through 2007 are estimated to be $152 million, $51 million, $32 million, $30 million and $14 million, respectively. The funding requirements for commercial mortgage loans for 2003 are estimated to be $44 million. At December 31, 2002, the Company was not obligated to fund any commercial loans beyond 2003.

As discussed in Aetna Inc.’s 2002 Annual Report on Form 10-K, the Company has been able to earn contingent consideration under a long-term strategic provider relationship with Magellan Health Services Inc. (“Magellan”), the purchaser of HAI. The Company recognized the final installment of this contingent consideration under this agreement of approximately $60 million pretax during the second quarter of 2002. This amount was due in February 2003 but was not paid, and Magellan announced that it is experiencing financial difficulties. Based on the Company’s discussions with Magellan regarding their plans to address these issues, the Company currently believes it will ultimately recover the full amount due.

Guarantees

The Company has the following guarantee arrangements as of December 31, 2002.

Mortgage-Backed Securities Obligation - In June of 1992, the Company securitized 98 apartment mortgage loans totaling $325 million into 21 FNMA (“Fannie Mae”) mortgage-backed securities (“MBS”). The Company subsequently sold those MBSs for cash. Fannie Mae required that the Company continue to retain a portion of the risk of default of the underlying loans, and therefore the Company guaranteed the first $59 million of such losses. As of December 31, 2002, $50 million of the original mortgage loans were outstanding. Therefore, the maximum exposure the Company had on its guarantee to Fannie Mae for loans default, as of December 31, 2002 was $50 million. The Company has no recourse for this guarantee.

Operating Lease Residual Value Guarantee - The Company has a leasing program with an independent third party grantor trust primarily for the lease of a corporate aircraft and certain office furniture. The total value of the assets under lease as of December 31, 2002 was $54 million. Under current accounting guidance, this arrangement is an operating lease, and therefore the related assets and liabilities are not recorded on the Company’s Consolidated Balance Sheet. However, under the guidance of FIN 46 (see Note 2 for a discussion of new accounting standards) the Company will consolidate this VIE beginning with its third quarter 2003 interim financial statements. The Company may terminate the lease program at any time by purchasing the assets at cost or dissolving the grantor trust through liquidation. If the assets were sold to a third party at less than the cost to the grantor trust, the Company’s maximum exposure under a residual value guarantee was approximately $48 million as of December 31, 2002.

ASC Claim Funding Accounts - The Company has arrangements with certain banks for the processing of claim payments for its ASC customers. The banks maintain accounts to fund ASC customer’s claims. The customer is responsible to fund the amount paid by the bank each day. In these arrangements, the Company guarantees that the banks will not sustain losses if the responsible ASC customer does not properly fund their account. The aggregate maximum exposure under these arrangements is $258 million. The Company could limit its exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

Notes to Consolidated Financial Statements

20.	Commitments and Contingent Liabilities (Continued)

Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses (e.g., the Transaction), the Company has incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, the Company has agreed to indemnify the other party for certain losses relating to the assets or business that the Company purchased or sold. Certain portions of the Company’s indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. As of December 31, 2002, the Company believes it has established reserves and/or obtained insurance sufficient to cover such potential losses. Refer to Notes 13 and 21 for more information and the Company’s indemnification obligations related to the Transaction.

Intercompany Obligations – The Company has guaranteed certain of the obligations of certain of its HMO and dental maintenance organizations (“DMO”) subsidiaries. For certain HMOs and DMOs, Aetna guarantees the payment of substantially all the legal entities’ expenses and claims in the event of that legal entity’s insolvency. The Company’s maximum exposure under these arrangements is the payment of such expense and claim obligations of the applicable legal entities, which totaled approximately $800 million as of December 31, 2002. These obligations are reflected on the applicable legal entity’s balance sheets and are included in the Consolidated Balance Sheet. Aetna also has agreed to maintain the capital of certain HMOs at or above the minimum level required by law. The aggregate of all such minimum capital requirements at December 31, 2002 was $11 million; however, the capital of each of these HMOs exceeded the required level at December 31, 2002. There are no recourse provisions to offset payments made under either of these types of arrangements.

Guaranty Fund Assessments, Market Stabilization and Other Non-voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk sharing pools for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments to be paid by the Company are dependent upon the Company’s experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company has adequate reserves to cover such assessments. There were no material charges to earnings for guaranty fund and other assessments during 2002 or 2001.

Litigation

Managed Care Class Action Litigation
Since 1999, the Company has been involved in purported class action lawsuits that are part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies (the “Managed Care Class Action Litigation”).

Notes to Consolidated Financial Statements

20.	Commitments and Contingent Liabilities (Continued)

The Judicial Panel on Multi-district Litigation has transferred all of the federal actions, including several actions originally filed in state courts, to the United States District Court for the Southern District of Florida (the “Florida Federal Court”) for consolidated pretrial proceedings. The Florida Federal Court has divided these cases into two tracks – one for cases brought on behalf of subscribers (collectively, the “Subscriber Cases”) and the other for cases brought on behalf of health care providers (collectively, the “Provider Cases”).

Twelve Subscriber Cases currently are pending in the Florida Federal Court. The Subscriber Cases seek various forms of relief, including unspecified damages, treble damages, injunctive relief and restitutionary relief for unjust enrichment, for alleged violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and the Employee Retirement Income Security Act of 1974 (“ERISA”), and seek similar relief under common law theories and/or state unfair trade statutes. Each of former Aetna, the Company (including certain health maintenance organizations that Aetna acquired from Prudential) and Richard L. Huber (the former chairman of former Aetna) are named as defendants in one or more of the Subscriber Cases. The Subscriber Case complaints allege generally that defendants failed to adequately inform members about defendants’ managed care practices, including capitated payments to providers and utilization management practices. Certain Subscriber Cases also contain charges relating to the disclosure and determination of usual, customary and reasonable charges for claims and related claims payment practices.

On September 26, 2002, the Florida Federal Court denied the plaintiffs’ motion to certify a class for the Subscriber Cases. Merits discovery on the Subscriber Cases commenced in September 2002, and the Florida Federal Court has scheduled trial for the Subscriber Cases commencing September 22, 2003. The Company intends to continue to defend the Subscriber Cases vigorously.

Eleven Provider Cases currently are pending in the Florida Federal Court, and a similar action is pending in Louisiana state court. The Provider Cases allege generally that the Company and each of the other defendant managed care organizations employ coercive economic power to force physicians to enter into economically unfavorable contracts, impose unnecessary administrative burdens on providers and improperly deny claims in whole or in part, and that the defendants do not pay claims timely or do not pay claims at proper rates. The Provider Cases further charge that the Company and the other defendant managed care organizations conspired and aided and abetted one another in the alleged wrongdoing. In addition, a Provider Case brought on behalf of the American Dental Association alleges improper disclosure and determination of usual, customary and reasonable charges for dental claims and related claims payment practices. The Provider Cases allege violations of RICO, ERISA, state unfair trade statutes, state consumer fraud statutes, state laws regarding the timely payment of claims, and various common law doctrines. The Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief.

The plaintiffs in the Provider Cases generally seek to represent purported nationwide classes and subclasses of physicians and other providers who currently or formerly provided services to members of the Company and/or Prudential. Certain Provider Cases also purport to bring class actions on behalf of physicians and/or other providers in a particular state, and plaintiffs in cases originally filed in state courts seek to have those cases remanded to state courts for separate trial. On September 26, 2002, the Florida Federal Court issued an order certifying a global RICO class and certain sub-classes in the matter it has designated as the lead Provider Case. That order is the subject of a pending appeal before the United States Court of Appeals for the Eleventh Circuit. Merits discovery on the Provider Cases commenced in September 2002, and the Florida Federal Court has scheduled the Provider Cases for trial commencing December 8, 2003. The Company intends to continue to defend vigorously the Provider Cases and similar state court actions.

Notes to Consolidated Financial Statements

20.	Commitments and Contingent Liabilities (Continued)

In addition to the Subscriber and Provider Cases consolidated before the Florida Federal Court, a complaint was filed in the Superior Court of the State of California, County of San Diego (the “California Superior Court”) on November 5, 1999 by Linda Ross and The Stephen Andrew Olsen Coalition for Patients Rights, purportedly on behalf of the general public of the State of California (the “Ross Complaint”). The Ross Complaint, as amended, seeks injunctive relief against former Aetna, Aetna, Aetna Health of California Inc. and additional unnamed “John Doe” defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500. The Ross Complaint alleges that defendants are liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to the Company’s HMO members and the general public and for alleged unfair practices relating to contracting of doctors. This action is in the discovery phase, and trial currently is scheduled to begin on December 5, 2003. Defendants intend to continue to defend this action vigorously.

Securities Class Action Litigation
Laborers Tri-County Pension Fund, Goldplate Investment Partners Ltd. and Sheila Shafran filed a consolidated and amended purported class action complaint (“Securities Complaint”) on June 7, 2002 in the United States District Court for the Southern District of New York. The Securities Complaint supplanted several complaints, filed beginning November 6, 2001, which have been voluntarily dismissed or consolidated. Plaintiffs contend that the Company and two of its current or former officers and directors, William H. Donaldson and John W. Rowe, M.D., violated federal securities laws. Plaintiffs allege misrepresentations and omissions regarding, among other things, the Company’s ability to manage and control medical costs and the appropriate reserve for medical costs as of December 31, 2000, for which they seek unspecified damages, among other remedies. On October 15, 2002, the Court heard argument on defendants’ motion to dismiss the Securities Complaint. Defendants intend to continue vigorously defending this action, which is in its preliminary stages.

The Company is unable to predict at this time the ultimate outcome of the Managed Care Class Action Litigation or Securities Class Action Litigation. It is reasonably possible that their outcome could be material to the Company.

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

In addition, the Company’s current and past business practices are subject to review by various state insurance and health care regulatory authorities and other state and federal authorities. There continues to be heightened review by these authorities of the managed health care industry’s business practices, including utilization management, delegated arrangements and claim payment practices. As a leading national managed care organization, the Company regularly is the subject of such reviews. These reviews may result in changes to or clarifications of the Company’s business practices, and may result in fines, penalties or other sanctions.

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

Notes to Consolidated Financial Statements

21.	Discontinued Operations

As discussed in Note 13, in the first quarter of 2002 the Company released $50 million of federal income tax reserves resulting from the resolution of Service audit issues that related to the property and casualty insurance business of former Aetna, which was sold in 1996.

On December 13, 2000, former Aetna sold its financial services and international businesses to ING in a transaction valued at approximately $7.7 billion. Under the terms of the agreement and in an integrated transaction, former Aetna spun off to its shareholders the shares of the Company, which is comprised primarily of the Health Care, Group Insurance and Large Case Pensions businesses. Simultaneously, former Aetna, which then was comprised of Aetna Financial Services and Aetna International, was merged with a newly formed subsidiary of ING. In exchange for each share of former Aetna, shareholders received one share of the Company and $35.33 per share in cash. When ING acquired former Aetna, that entity included approximately $3.0 billion of net liabilities, primarily comprised of $2.7 billion of long-term debt. As part of the sale consideration and the spin-off transaction, these net liabilities were acquired by ING.

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

In connection with its spin-off from former Aetna, the Company assumed all liabilities related to the Health Care, Group Insurance and Large Case Pensions businesses. In addition, the Company generally is responsible for the liabilities of former Aetna other than those arising out of the financial services and international businesses sold to ING. Those liabilities include the post-retirement pension and other benefits payable to all former employees of former Aetna, liabilities arising out of health litigation and certain corporate-level litigation to which former Aetna is a party, and all liabilities arising out of certain divestiture transactions consummated by former Aetna prior to the closing of the Company’s spin-off. The Company also provided certain administrative services on behalf of ING through June 2002.

Notes to Consolidated Financial Statements

21.	Discontinued Operations (Continued)

The Company is the successor of former Aetna for accounting purposes and, accordingly, the account balances and activities of the financial services and international businesses have been segregated and reported as discontinued operations. Operating results of these discontinued operations for the year ended December 31, 2000 were as follows:

(Millions)	2000

Revenue:
Premiums	$3,105.2
Total net investment income	1,370.4
Fees and other income	727.2
Net realized capital gains	280.5

Total revenue	5,483.3

Benefits and expenses:
Current and future benefits	3,255.4
Operating expenses:
Salaries and related benefits	481.8
Other	665.2
Interest expense	49.7
Amortization of goodwill and other acquired intangible assets	28.6
Amortization of deferred policy acquisition costs	224.3

Total benefits and expenses	4,705.0

Income before taxes	778.3
Income taxes:
Current	210.6
Deferred	139.2

Total income taxes	349.8

Income from discontinued operations before sale and spin-off related costs	428.5
Sale and spin-off related costs, net of $16.0 million of income taxes	(174.0)

Income from discontinued operations	$254.5

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

The Company’s Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets regularly with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company’s financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

Independent Auditors’ Report

The Shareholders and Board of Directors
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Hartford, Connecticut
February 10, 2003

Quarterly Data (Unaudited)

2002 (Millions, except per common share data)	First (1)	Second (2)	Third (3)	Fourth (4)

Total revenue	$5,264.7	$5,064.2	$4,832.1	$4,717.7

Income from continuing operations before income taxes	$97.7	$159.6	$143.5	$144.0
Income taxes	9.7	51.4	44.7	45.8

Income from continuing operations	88.0	108.2	98.8	98.2
Income from discontinued operations	50.0	—	—	—
Cumulative effect adjustment, net of tax	(2,965.7)	—	—	—

Net income (loss)	$(2,827.7)	$108.2	$98.8	$98.2

Per common share results: (5)
Net income (loss)
Basic	$(19.50)	$.73	$.66	$.65
Diluted	(19.00)	.70	.64	.63

Common stock data:
Dividends declared	$—	$—	$.04	$—
Common stock prices, high	38.82	51.76	47.04	43.97
Common stock prices, low	30.76	38.66	35.81	31.69

(1)	First quarter includes a release of $19.8 million of state income taxes related reserves.

(2)	Second quarter includes an after-tax severance and facilities charge of $17.5 million ($27.0 million pretax) (refer to Note 11) and a $5.4 million after tax benefit ($8.3 million pretax) from a reduction of the reserve for loss on discontinued products.

(3)	Third quarter includes an after-tax severance and facilities charge of $57.9 million ($89.0 million pretax) (refer to Note 11).

(4)	Fourth quarter includes an after-tax severance and facilities charge of $29.2 million ($45.0 million pretax) (refer to Note 11).

(5)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

2001 (Millions, except per common share data)	First	Second (1)	Third	Fourth (2)

Total revenue	$6,428.7	$6,536.4	$6,183.2	$6,042.5

Income (loss) from continuing operations before income taxes (benefits)	$(48.5)	$43.6	$(62.0)	$(311.8)
Income taxes (benefits)	.2	33.0	(7.6)	(112.8)

Income (loss) from continuing operations	(48.7)	10.6	(54.4)	(199.0)
Income from discontinued operations	—	—	—	11.4
Cumulative effect adjustment, net of tax	.5	—	—	—

Net income (loss)	$(48.2)	$10.6	$(54.4)	$(187.6)

Per common share results: (3)(4)
Net income (loss)
Basic	$(.34)	$.07	$(.38)	$(1.30)
Diluted	(.34)	.07	(.38)	(1.30)

Common stock data:
Dividends declared	$—	$—	$.04	$—
Common stock prices, high	41.50	36.55	30.05	33.71
Common stock prices, low	33.81	23.23	24.68	27.64

(1)	Second quarter includes a $61.4 million after-tax benefit ($94.5 million pretax) from a reduction of the reserve for loss on discontinued products.

(2)	Fourth quarter includes an after-tax severance and facilities charge of $125.1 million ($192.5 million pretax) (refer to Note 11).

(3)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

(4)	Since the Company reported a loss from continuing operations in the first, third and fourth quarters, the effect of common stock equivalents has been excluded from per common share computations for these quarters, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for these quarters are the same.

107