Form 10-K, Exhibit 13
period 2003-12-31
AETNA INC /PA/
filed 2004-02-27
CIK 1122304

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents a review of Aetna Inc. and its subsidiaries as of December 31, 2003 and 2002, and its results of operations for 2003, 2002 and 2001. This Management’s Discussion and Analysis should be read in its entirety, since it contains detailed information that is important to understanding Aetna Inc. and its subsidiaries’ results and financial condition. The Executive Summary below is qualified in its entirety by the full Management’s Discussion and Analysis. The information herein is as of February 25, 2004.

EXECUTIVE SUMMARY

Aetna Inc. (the “Company”) is one of the nation’s leading providers of health care, dental, pharmacy, group life, disability and long-term care benefits, serving approximately 13.0 million medical members, 10.9 million dental members, 7.4 million pharmacy members and 12.3 million group insurance customers, as of December 31, 2003. The Company has expansive nationwide provider networks of more than 600,000 health care services providers, including over 362,000 primary care and specialist physicians and 3,626 hospitals. The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions.

The period of 2001 to 2003 was one of financial turnaround for the Company (refer to “Summary of Consolidated Results” below). The operating loss in 2001 was driven primarily by poor results from the Company’s Commercial Risk products as significantly higher per member health care costs outpaced per member premium rate increases. The Company returned to operating profitability in 2002 primarily due to significant premium increases, addressing rising health care costs and reductions in membership with historically higher medical cost ratios. The Company’s operating profit in 2003 primarily reflects continuing improvement in margins in the Company’s Health Care business, as premium rate increases outpaced increases in per member health care costs in Commercial Risk products. In summary, during the period of 2001 to 2003, the Company’s financial performance improved as per member premiums increased faster than per member health care costs and as the Company experienced reductions in certain membership with historically higher medical cost ratios.

During the period of 2001 to 2003, the Company has also taken actions to improve relationships with physicians. During 2003, the Company and representatives of over 900,000 physicians, state and other medical societies entered into a settlement agreement resolving a national class action pending in the United States District Court for the Southern District of Florida, as well as multiple state court actions filed against the Company (the “Physician Class Action Settlement”). The settlement was approved by the Florida Federal Court on October 24, 2003, although some physicians have filed appeals.

The Company is now in a new stage of its evolution with the goal of profitable growth in 2004 and beyond. To be successful in this stage, the Company will need to begin to increase its membership levels, while continuing to obtain sufficient premium rate increases, appropriately control the rise in health care costs and reduce its general and administrative expenses to more competitive levels. The Company has, and expects to continue to generate, significant cash flows from its operations. The Company’s success in 2004 and beyond will also partially depend upon how prudently the Company invests this cash in its business. The Company intends to invest in its business by funding internal growth and making targeted acquisitions that are relevant to its strategy, manageable in size and enhance existing capabilities or growth opportunities in the future. In addition to funding these acquisitions, the Company also expects to allocate cash to share repurchase programs.

Summary of Consolidated Results

(Millions, except per share amounts)	2003	2002		2001

Total Revenues	$17,976.4	$19,878.7		$25,190.8
Income (loss) from continuing operations	933.8	393.2		(291.5)
Net income (loss)	933.8	(2,522.5	)(1)	(279.6	)(2)
Income (loss) from continuing operations per common share	$5.91	$2.57		$(2.03)

(1)	The net loss in 2002 includes income from discontinued operations of $50 million related to the release of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues and a cumulative effect charge of approximately $3 billion related to the adoption of Financial Accounting Standard (“FAS”) No. 142, Goodwill and Other Intangible Assets.

(2)	The net loss in 2001 includes income from discontinued operations of $11 million related to the reduction of the reserve for costs relating to the sale of certain discontinued operations and a cumulative effect benefit of $.5 million related to the adoption of the amended FAS No. 133, Accounting for Derivative Investments and Hedging Activities.

Certain other items included within income (loss) from continuing operations are as follows:

(Millions, after tax)	2003	2002	2001

Net realized capital gains	$42.0	$22.3	$73.6
Physician Class Action Settlement (1)	(75.0)	—	—
Severance and facilities charges	—	(104.6)	(125.1)
Release of state income tax reserves (2)	—	19.8	—
Reductions of reserve for anticipated future losses on discontinued products	—	5.4	61.4
Reserve development related to Medicare markets exited January 1, 2001 (3)	—	—	(26.0)
Impact from events of September 11, 2001	—	—	(9.0)

(1)	During the second quarter of 2003, the Company recorded an after-tax charge of $75 million ($115 million pretax) in connection with the Physician Class Action Settlement, net of an estimated insurance recoverable of $72 million pretax.

(2)	During the first quarter of 2002, the Company released $19.8 million of state income tax related reserves as a result of the favorable conclusion of several state tax audits.

(3)	Represents unfavorable development of prior period medical cost estimates related to Medicare service areas that the Company exited, effective January 1, 2001. These exited Medicare service areas represented approximately 47% of the Company’s total Medicare membership at December 31, 2000.

2004 Outlook

Company actions are designed to increase Health Care operating margins. The Company is seeking to increase its Health Care operating margins, disregarding changes in health care cost estimates, in 2004 through pricing actions, underwriting discipline, membership growth and reductions in general and administrative expenses. During 2003, the Company experienced substantial declines in Commercial Risk medical cost ratios (health care costs divided by premiums) as a result of premium rate increases, reductions in unprofitable membership and a moderation in health care cost utilization. While the Company expects its Commercial Risk medical cost ratio to increase in 2004, compared to 2003, its goal is for Commercial Risk medical cost ratios to remain at levels that, together with expense initiatives, support operating margin expansion. The Company’s plans to support this goal include price increases and the effective continuation of its initiatives relating to provider contracting, disease management and case management, enhancements to pharmacy benefits management and overall underwriting discipline. Premiums for Risk health plans are generally fixed for a one-year period and when the Company determines premium rate quotes, the Company relies, in part, on its projections of future health care cost levels. Cost levels in excess of health care cost projections reflected in pricing cannot be recovered in the contractual year through higher premiums. A majority of the Company’s Risk health plans business will renew during the first quarter of 2004. As a result, the Company’s results for 2004 are particularly sensitive to the price increases it achieves for business renewing in the early part of the year. There can be no assurances regarding the accuracy of health care cost projections assumed for pricing purposes and if the rate of increase in health care costs in 2004 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

Membership growth is targeted for 2004. The Company has taken actions designed to increase membership beginning in the first quarter of 2004 and to achieve membership at December 31, 2004 approximately 500,000 to 700,000 higher than at December 31, 2003. These membership increases, combined with price increases, would contribute to higher revenues.

Group Insurance operating margins. The Company is seeking to increase its Group Insurance operating earnings in 2004 through growth in key product lines and management of expenses through the implementation of enhanced technology and business process redesign initiatives.

Large Case Pensions earnings expected to reflect continued runoff of business. The Company expects earnings in its Large Case Pensions business will be lower than in 2003, consistent with the continued runoff of underlying liabilities and assets. However, operating earnings for Large Case Pensions can vary from current expectations depending on, among other matters, future investment performance of the assets supporting existing liabilities.

Operating Expenses are targeted for further reduction. The Company continues to take actions aimed at reducing general and administrative expenses and improving the efficiency of its operations. The Company reduced operating expenses by approximately $79 million in 2003 ($194 million, excluding the Physician Class Action Settlement of $115 million), compared to 2002, and the Company is seeking to lower operating expenses by approximately $50 million in 2004, compared to 2003. This net reduction includes approximately $150 million reduction in general and administrative costs partially offset by approximately $100 million increase in selling costs. Reduction of these expenses is a key component to achieving expected operating margin expansion.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect the Company.

Discussion of Segment Results

The discussion of the Company’s results of operations that follows is presented based on the Company’s reportable segments in accordance with FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and is consistent with the disclosure of segment information in Note 19 of Notes to Consolidated Financial Statements. The measure of profit or loss presented within each segment’s discussion of results of operations is the measure reported to the Chief Executive Officer for purposes of making decisions about allocating resources to the segment and assessing its performance.

HEALTH CARE

Health Care consists of health and dental plans offered on both a Risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative service contract (“ASC”), and not the Company, assumes all or a majority of the risk). Health plans include HMO, point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Health plans also include consumer-directed health plans that combine traditional HMO, POS or PPO coverage, subject to a deductible, with an accumulating benefit account.

Operating Summary

(Millions)	2003	2002	2001

Premiums:
Commercial Risk (1)	$12,329.3	$14,014.6	$17,799.5
Medicare HMO	906.2	1,013.1	1,995.7
Medicaid	—	8.4	145.2

Total premiums	13,235.5	15,036.1	19,940.4

Administrative services contract fees	1,853.9	1,806.6	1,802.9
Net investment income	244.6	295.7	373.9
Other income	8.7	15.6	50.6
Net realized capital gains	34.4	56.0	102.2

Total revenue	15,377.1	17,210.0	22,270.0

Health care costs (2)	10,135.8	12,452.8	17,938.8
Salaries and related benefits	2,064.8	2,150.1	2,188.4
Other operating expenses	1,854.6	1,884.4	2,130.0
Amortization of goodwill	—	—	198.1
Amortization of other acquired intangible assets	50.8	130.8	218.5
Severance and facilities charges	—	156.0	192.5

Total benefits and expenses	14,106.0	16,774.1	22,866.3

Income (loss) before income taxes (benefits) and cumulative effect adjustments	1,271.1	435.9	(596.3)
Income taxes (benefits)	461.5	119.5	(157.3)
Cumulative effect adjustments, net of tax	—	(2,965.7)	.5

Net income (loss)	$809.6	$(2,649.3)	$(438.5)

Net realized capital gains, net of tax (included above)	$22.2	$36.4	$77.4

(1)	Commercial Risk includes all medical and dental risk products, except Medicare HMO and Medicaid.

(2)	The percentage of health care costs related to capitated arrangements (a fee arrangement where the Company pays providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 10.9% for 2003, compared to 11.3% for 2002 and 11.7% for 2001.

Results

The table presented below identifies certain items which, although they may recur, are excluded from net income (loss), to arrive at operating earnings (loss), and reconciles operating earnings (loss) to net income (loss) reported in accordance with accounting principles generally accepted in the United States of America. Management believes excluding these items to arrive at operating earnings provides useful information as to the Company’s underlying business performance. In addition, management uses operating earnings to assess performance and make operating decisions.

Realized capital gains and losses arise from various types of transactions primarily in the course of managing a portfolio of assets that support the payment of liabilities, but these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of the Company’s business operations. The Physician Class Action Settlement relates to the settlement of significant litigation not in the ordinary course of business and the cumulative effect adjustments relate to the Company’s adoption of new accounting standards, which do not reflect the underlying performance of the Company’s business. The severance and facilities charges represent an estimate of costs related to reductions of staff or exiting of facilities and the unfavorable reserve development of prior period Medicare HMO medical costs represents medical costs related to Medicare markets exited by the Company on January 1, 2001, neither of which are direct expenses supporting ongoing business operations. The release of state income tax reserves was the result of the favorable conclusion of several state tax audits relating to prior periods, accordingly, this reserve release does not reflect the underlying performance of the Company’s business. The Company also displays medical cost ratios excluding changes to prior-period health care cost estimates to better reflect the underlying current period health care costs and the favorable resolution of a prior period contract matter to better reflect the premiums generated from underlying current period performance.

(Millions)	2003	2002	2001

Net income (loss)	$809.6	$(2,649.3)	$(438.5)
Other items included in net income (loss):
Net realized capital gains	(22.2)	(36.4)	(77.4)
Physician Class Action Settlement	75.0	—	—
Severance and facilities charges	—	101.4	125.1
Release of state income tax reserves	—	(19.8)	—
Unfavorable reserve development related to Medicare markets exited January 1, 2001	—	—	26.0
Cumulative effect adjustments	—	2,965.7	(.5)

Operating earnings (loss)	$862.4	$361.6	$(365.3)

2003 results reflect a substantial improvement from 2002

Operating earnings for 2003 reflect an increase of $501 million from 2002. The increase in operating earnings is due primarily to improved margins as premium rate increases outpaced increases in per member health care costs for Commercial Risk, primarily HMO products, as well as the favorable development of prior period health care cost estimates of approximately $148 million after tax ($228 million pretax) for 2003, compared to approximately $46 million after tax ($71 million pretax) for 2002. The increase in operating earnings was partially offset by lower Medicare HMO results due to lower membership levels, increases in per member medical costs outpacing premium rate increases and a decrease in net investment income primarily due to the lower interest rate environment. In addition, membership levels for 2003 were lower than those in 2002, resulting in both lower premiums and health care costs.

Operating earnings for 2003 also reflect a decrease in total operating expenses, including salaries and related benefits, due to lower membership levels and expense reduction initiatives, including workforce reductions, lower expenses for outside consultant services, lower claim processing costs and broker commissions consistent with lower membership levels and a curtailment benefit of $22 million after tax ($34 million pretax) in the first quarter of 2003 related to the phase out of the retiree medical subsidy for active employees (refer to Note 14 of Notes to Consolidated Financial Statements for additional information). The decrease in operating expenses was partially offset by higher pension costs and an $18 million pretax expense associated with the exit of a real estate facility no longer being used in the Company’s operations.

2002 operations reflect a turnaround from 2001

Operating earnings for 2002 reflect an increase of $727 million from the operating loss in 2001. For 2002, membership levels were lower than in 2001, resulting in both lower overall premiums and health care costs. The increase in operating earnings was due primarily to significant premium rate increases and reductions of certain membership with historically higher medical cost ratios (including withdrawal of products within certain markets), partially offset by higher per member health care costs for Commercial Risk products, primarily HMO and, to a lesser extent, for PPO, POS and Indemnity products. Premiums for 2002 also reflect a benefit of approximately $21 million after tax ($32 million pretax) from the favorable resolution of prior period contract matters for a large customer. Health care costs for 2002 reflect the favorable development of prior period health care cost estimates of approximately $46 million after tax ($71 million pretax). Health care costs for 2001 reflect the unfavorable development of prior period health care cost estimates of approximately $29 million after tax ($44 million pretax), primarily related to Medicare service areas that the Company exited, effective January 1, 2001.

The increase in 2002 operating earnings was also attributable to a decrease in total operating expenses, including salaries and related benefits, resulting from expense reduction initiatives and lower membership levels, including workforce reductions, lower broker commissions and sales compensation expense, offset partially by higher performance-based compensation due to the Company’s improved results, and higher pension costs. Operating earnings for 2002 were adversely affected by a decrease in net investment income due primarily to lower average yields on debt securities, mortgage loans and short-term investments as well as lower average assets, partially offset by higher limited partnership income, and a decrease in other income primarily due to proceeds in the third quarter of 2001, not present in 2002, of approximately $13 million after tax ($20 million pretax) from the sale of the Company’s New Jersey Medicaid membership.

The performance of our Commercial Risk business improved in 2003 and 2002

Commercial Risk premiums decreased approximately $1.7 billion in 2003, when compared to 2002, and decreased approximately $3.8 billion in 2002, when compared to 2001. These decreases reflect membership reductions, partially offset by premium rate increases on renewing business.

The Commercial Risk medical cost ratio (health care costs divided by premiums) was 76.0% for 2003, 82.9% for 2002 and 89.3% for 2001. Health care costs for 2003 and 2002 reflect favorable development of prior period health care cost estimates of approximately $215 million pretax and $36 million pretax, respectively.

The favorable development of prior period health care cost estimates recognized in 2003 primarily relates to health care costs incurred in 2002 and considers the actual claims experience that emerged in 2003. The actual claim submission time (i.e., the period of time from date medical services were provided to our members to the date the Company received the medical claim from the provider) for 2002 medical claims was shorter than the Company had anticipated in determining its health care costs payable at December 31, 2002. Such acceleration was not evident until the first quarter of 2003, when the majority of the remaining claims for 2002 services included in health care costs payable as of December 31, 2002 were paid. As a result, the volume of claims incurred but not reported was estimated higher than the Company actually experienced, resulting in the favorable development of prior period health care estimates recognized in 2003 (refer to discussion of Health Care Costs Payable below for more information).

Premiums for 2002 also include a benefit of approximately $32 million pretax from the favorable resolution of prior period contract matters for a large customer. Excluding the favorable development of prior period health care cost estimates in 2003 and 2002 and the favorable resolution of prior period contract matters for a large customer in 2002, the adjusted Commercial Risk medical cost ratio was 77.7% for 2003 and 83.3% for 2002 (refer to the reconciliations of Commercial Risk premiums and health care costs to adjusted Commercial Risk premiums and health care costs below). The decrease in the medical cost ratio in 2003, compared to 2002, was the result of per member premium rate increases outpacing per member health care cost increases reflecting a moderation in utilization trends, primarily pharmacy, physician, inpatient and outpatient services. The moderation in utilization trends has been impacted by a number of external factors, including the effect of benefit design changes on medical expenditures, along with the Company’s initiatives relating to disease management and case management, enhancements to pharmacy benefits management and underwriting discipline. The decrease in 2002, compared to 2001, was the result of significant per member premium rate increases outpacing per member health care cost increases and reductions of certain membership with historically higher medical cost ratios (including withdrawal of products within certain markets). Higher per member health care costs in 2002 were primarily due to higher utilization related to 2002 services and also reflect the impact of certain unit cost increases.

(Millions)	2003	2002

Commercial Risk health care costs (included in total health care costs above)	$9,365.4	$11,615.3
Adjustments: approximate favorable development of prior period health care cost estimates	215.0	36.0

Adjusted Commercial Risk health care costs	$9,580.4	$11,651.3

(Millions)	2003	2002

Commercial Risk premiums (included in premiums above)	$12,329.3	$14,014.6
Adjustments: favorable resolution of prior period contract matters for a large customer	—	(32.0)

Adjusted Commercial Risk premiums	$12,329.3	$13,982.6

Medicare HMO experienced an increase in medical cost ratios in 2003; in 2002 medical costs ratios declined reflecting the withdrawal from certain high medical cost ratio service areas

The Company’s Medicare Advantage (formerly Medicare+Choice) contracts with the federal government are renewable for a one-year period each January 1. During the period 2001 through 2003, the Company exited a significant number of Medicare service areas affecting approximately 364,000 members. In September 2003, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent to offer a Medicare Advantage option in 2004 in all of the markets it served in 2003. In addition, as part of the CMS Medicare Advantage Demonstration Project, the Company expects to expand its open access Medicare Advantage plan (the Aetna Golden Choice™ Plan) by offering it for 2004 in two additional counties in New York and Pennsylvania.

Medicare HMO premiums decreased approximately $107 million in 2003, when compared to 2002, and decreased approximately $983 million in 2002, when compared to 2001. These decreases reflect the membership reductions discussed above, partially offset by increases in supplemental premiums and rate increases by the CMS.

The Medicare HMO medical cost ratio for 2003 was 85.2%, compared to 82.2% for 2002 and 95.7% for 2001. Health care costs for 2003 and 2002 reflect favorable development of prior period health care cost estimates of approximately $13 million pretax and $35 million pretax, respectively. Excluding this development of prior period health care cost estimates, the adjusted Medicare HMO medical cost ratio was 86.6% for 2003 and 85.6% for 2002 (refer to the reconciliations of Medicare HMO health care costs to adjusted Medicare HMO health care costs below). The increase in the medical cost ratio for 2003, compared to 2002, reflects per member premium rate increases that were outpaced by increases in per member health care costs due primarily to higher utilization. Health care costs for 2001 reflect the unfavorable development of prior period health care cost estimates of approximately $56 million pretax, primarily related to those Medicare service areas that the Company exited, effective January 1, 2001. Excluding this development of prior period health care cost estimates, the adjusted Medicare HMO medical cost ratio was 92.9% for 2001 (refer to the reconciliations of Medicare HMO health care costs to adjusted Medicare HMO health care costs below). The decrease in the medical cost ratio for 2002, compared to 2001, primarily reflects the Company’s exit from certain Medicare service areas on January 1, 2002 that had high medical cost ratios as well as premium rate increases outpacing health care cost increases.

(Millions)	2003	2002	2001

Medicare HMO health care costs (included in total health care costs above)	$771.8	$832.6	$1,909.4
Adjustments: approximate favorable (unfavorable) development of prior period health care cost estimates	13.0	35.0	(56.0)

Adjusted Medicare HMO health care costs	$784.8	$867.6	$1,853.4

Health Care Costs Payable

Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported and those which have been reported but not yet paid. The Company develops such estimates using actuarial principles and assumptions that consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. In developing its estimate of health care costs payable, the Company consistently applies the actuarial principles and assumptions each period, with consideration to the variability of these factors.

Because the average life of most health care claims is less than three-months and a large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members, historical and projected claim submission, processing time and medical cost trends are key assumptions in the Company’s estimate of health care costs payable. Given these assumptions, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimates is highly sensitive to changes in medical claims submission and payment patterns and changes in medical cost trends.

The Company believes its estimate of health care costs payable is reasonable and adequate to cover the Company’s obligations as of December 31, 2003; however, actual claim payments may differ from established estimates. A worsening (or improvement) of medical cost trend (the rate of increase in per member health care costs) or changes in claim submission and payment patterns from those that were assumed in estimating health care costs payable at December 31, 2003 would cause these estimates to change in the near term, and such a change could be material. For example, if changes in claim submission and/or processing patterns resulted in a 100-basis point change in the estimated medical cost trend for Commercial Risk products, annual after tax results for 2003 would have changed by approximately $55 million. This estimation process is a critical accounting policy for the Company. Refer to “Critical Accounting Policies” for more information.

Each quarter, the Company re-examines previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that estimates of health care costs payable could develop either favorably or unfavorably. The Company includes the impacts of changes in estimates in earnings when they are identified. The changes in the estimate of health care costs payable may relate to the prior fiscal quarter, prior fiscal year, or even to earlier periods.

Health care costs payable as of December 31, consisted of the following:

(Millions)	2003	2002

Commercial Risk	$1,785.7	$2,058.6
Medicare HMO	103.0	135.5

Total health care costs payable	$1,888.7	$2,194.1

Other Revenue

ASC fees for 2003 increased compared to 2002. This increase reflects an increase in rates, partially offset by lower ASC membership levels. ASC fees for 2002 remained relatively consistent with 2001. This reflects overall lower ASC membership levels, offset by an increase in rates.

Net realized capital gains for 2003 primarily reflect net gains on debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. Net realized capital gains for 2002 include a capital gain of $39 million after tax related to the Company’s 1997 sale of its behavioral health subsidiary, Human Affairs International (“HAI”) and net gains from the sale of debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. The Company recorded capital gains relating to the HAI sale as they became realizable. Refer to “Behavioral Health Arrangements with Magellan” below for further information on the $60 million pretax that was scheduled to be paid to the Company in February 2003 by the purchaser of HAI, Magellan Health Services, Inc. (“Magellan”), and Magellan’s recent bankruptcy proceedings. These 2002 gains were partially offset by capital losses primarily due to the write-down of certain debt and equity securities, the final resolution of matters related to the prior year sale of certain subsidaries, the sale of the Company’s investment in an internet technology-based connectivity company and losses from futures contracts used for managing the maturities of invested assets with the payment of expected liabilities. Net realized capital gains for 2001 primarily reflect a capital gain of $38 million after tax related to the HAI sale, net gains from the sale of debt securities resulting from the Company’s rebalancing of its investment portfolio and capital gains resulting from collections of previously charged-off mortgage loans. These gains in 2001 were partially offset by capital losses resulting primarily from the write-down of certain debt securities.

Acquisition

Consistent with the philosophy of targeting acquisitions relevant to its strategy which enhance existing capabilities or growth opportunities, in December 2003, the Company purchased The Chickering Group (“Chickering”). Chickering sells and services health benefits underwritten by Aetna Life Insurance Company, a subsidiary of the Company, to students enrolled in colleges and universities. In addition, the Company may be required to pay a nominal amount of contingent consideration if certain future premium targets are met. The Company recorded goodwill of approximately $61 million which represents the purchase price in excess of the fair value of the net assets acquired.

Income Taxes

Health Care’s effective tax rate was 36.3% in 2003, 27.4% in 2002 and 26.4% in 2001. During the first quarter of 2002, the Company released approximately $20 million of state income tax related reserves as a result of the favorable conclusion of several state tax audits. Excluding this income tax benefit in 2002, amortization of goodwill in 2001 and amortization of other acquired intangible assets and net realized capital gains for all periods, the adjusted effective tax rates were 36.3% in 2003, 32.4% in 2002 and 36.6% in 2001 (refer to the reconciliations of the numerator and the denominator below). Management believes this presents a useful view of the effective tax rate relating to Health Care’s underlying business performance. The fluctuations in the effective tax rate primarily reflect fluctuation in pretax income and a change in the mix of state income taxes that apply to pretax income. The increase in the effective tax rate for 2003, compared to 2002, also reflects a dilution of the benefit from tax advantaged investment income due to substantially higher pretax operating earnings. This mix of state income taxes depends on the states in which the Company’s earnings or losses are incurred and the level of such earnings or losses, due to differing tax rates and/or limitations of allowed losses in various states.

(Millions)	2003	2002	2001

Numerator:
Income taxes (benefits)	$461.5	$119.5	$(157.3)
Adjustments:
Benefit from state income tax reserve release	—	19.8	—
Amortization of goodwill	—	—	2.8
Amortization of other acquired intangible assets	17.8	45.8	76.1
Net realized capital gains	(12.2)	(19.6)	(24.8)

Adjusted income taxes (benefits)	$467.1	$165.5	$(103.2)

Denominator:
Income (loss) before income taxes (benefits) and cumulative effect adjustments	$1,271.1	$435.9	$(596.3)
Adjustments:
Amortization of goodwill	—	—	198.1
Amortization of other acquired intangible assets	50.8	130.8	218.5
Net realized capital gains	(34.4)	(56.0)	(102.2)

Adjusted income (loss) before income taxes (benefits) and cumulative effect adjustments	$1,287.5	$510.7	$(281.9)

Membership

Health Care’s membership was as follows:

	December 31, 2003			December 31, 2002

(Thousands)	Risk	ASC	Total	Risk	ASC	Total

Commercial
HMO (1)	3,327	1,385	4,712	3,948	1,349	5,297
PPO	824	3,554	4,378	753	3,171	3,924
POS	127	2,160	2,287	101	2,514	2,615
Indemnity	75	1,331	1,406	106	1,517	1,623

Total Commercial Membership	4,353	8,430	12,783	4,908	8,551	13,459
Medicare HMO	105	—	105	117	—	117
Medicaid HMO	—	114	114	—	102	102

Total Medical Membership	4,458	8,544	13,002	5,025	8,653	13,678

Dental	4,435	6,507	10,942	4,740	7,027	11,767

(1)	Commercial HMO in thousands includes POS members who access primary care physicians and referred care through an HMO network of 1,080 at December 31, 2003 and 1,067 at December 31, 2002.

Total medical and dental membership as of December 31, 2003 decreased by approximately .7 million and .8 million members, respectively, compared to December 31, 2002, resulting from the Company’s strategic and operational initiatives, including significant price increases and the withdrawal of under-performing Commercial HMO products in certain markets.

Behavioral Health Arrangements with Magellan

The Company recognized the final installment of contingent consideration under a long-term strategic provider relationship with Magellan of $60 million pretax as a capital gain during the second quarter of 2002. This amount was due in February 2003 but was not paid. Magellan filed for protection under Chapter 11 of the Federal Bankruptcy Code on March 11, 2003, and announced plans to reorganize and restructure its financial obligations. In January of 2004, Magellan completed its financial restructuring and exited from Chapter 11, and paid the Company $15 million and provided the Company with a $45 million interest bearing note. The Company has extended its agreement with Magellan to continue providing behavioral health services to its members through December 31, 2005 in connection with a new strategic focus for its behavioral health programs designed to optimize service and improve access to care for members through a closer integration of behavioral and medical health care. As part of the agreement, Magellan is establishing three dedicated business sites designed solely to serve the Company’s members and focus on clinical and network management. In addition, under the terms of the agreement, the Company may choose to either further extend the contract with Magellan through December 31, 2006 or purchase the dedicated business units on or after December 31, 2005, subject to acceleration in certain circumstances.

GROUP INSURANCE

Group Insurance includes group life insurance products offered on a risk basis, including Basic Term Group Life Insurance, Group Universal Life, Supplemental or Voluntary programs and Accidental Death and Dismemberment coverage. Disability and Long Term Care products are offered on both a risk and an employer-funded basis and consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities.

Operating Summary

(Millions)	2003	2002	2001

Premiums:
Life	$1,146.7	$1,093.0	$1,052.1
Disability	287.3	300.0	267.4
Long Term Care	73.2	64.4	59.1

Total premiums	1,507.2	1,457.4	1,378.6

Administrative services contract fees	30.8	36.0	32.3
Net investment income	268.7	269.5	286.0
Other income	3.6	4.0	4.0
Net realized capital gains (losses)	22.6	(21.6)	.4

Total revenue	1,832.9	1,745.3	1,701.3

Current and future benefits	1,406.2	1,380.5	1,303.6
Salaries and related benefits	99.9	79.4	85.0
Other operating expenses	116.3	97.8	90.1
Severance and facilities charge	—	5.0	—

Total benefits and expenses	1,622.4	1,562.7	1,478.7

Income before income taxes	210.5	182.6	222.6
Income taxes	61.2	57.6	71.2

Net income	$149.3	$125.0	$151.4

Net realized capital gains (losses), net of tax (included above)	$14.5	$(14.0)	$.3

Results

The table presented below identifies certain items which, although they may recur, are excluded from net income to arrive at operating earnings, and reconciles operating earnings to net income reported in accordance with accounting principles generally accepted in the United States of America. Realized capital gains and losses arise from various types of transactions primarily in the course of managing a portfolio of assets that support the payment of liabilities, but these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of the Company’s business operations. The severance and facilities charge represents an estimate of costs related to reductions of staff or exiting of facilities that are not direct expenses supporting ongoing business operations. The financial impact to the Company as a result of the events of September 11, 2001 are considered unusual in the normal course of the Company’s Group Insurance business operations. Management believes excluding these items to arrive at operating earnings provides useful information as to the Company’s underlying business performance. In addition, management uses operating earnings to assess performance and make operating decisions.

(Millions)	2003	2002	2001

Operating earnings:
Life products	$104.2	$112.2	$116.5
Disability and Long Term Care products	30.6	30.0	43.6

Total Group Insurance operating earnings	134.8	142.2	160.1
Adjustments:
Net realized capital gains (losses)	14.5	(14.0)	.3
Severance and facilities charge	—	(3.2)	—
Impact from events of September 11, 2001	—	—	(9.0)

Net income	$149.3	$125.0	$151.4

Operating earnings for 2003 decreased $7 million, compared to 2002, and operating earnings for 2002 decreased $18 million, compared to 2001. The decrease in operating earnings for 2003, compared to 2002, reflects an increase in operating expenses (including salaries and related benefits) primarily resulting from an increase in sales compensation, consistent with the Company’s growth strategy, partially offset by a lower benefit cost ratio (current and future benefits divided by premiums) primarily due to favorable claim experience in Disability products and a lower effective tax rate reflecting the impact of higher levels of tax advantaged investments on lower pretax operating earnings. The decrease in operating earnings for 2002 is due primarily to lower net investment income and an increase in the benefit cost ratio. Lower net investment income is primarily due to lower average yields on mortgage loans, bonds and short-term investments as well as lower mortgage loan equity participation and prepayment income, partially offset by higher average assets and higher limited partnership and real estate income. The decrease in operating earnings for 2002 also reflects an increase in other operating expenses due primarily to higher broker commission expenses, partially offset by a decrease in salaries and related benefits due primarily to lower sales compensation expense. The Group Insurance benefit cost ratios were 93.3% for 2003, 94.7% for 2002 and 94.6% for 2001 (includes the impact from events of September 11, 2001). For 2003, the lower benefit cost ratio was primarily due to favorable claim experience in Disability products.

Net realized capital gains for 2003 primarily reflect net gains on debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. Net realized capital losses for 2002 primarily reflect losses due to the write-down of certain investments in debt and equity securities and losses on futures contracts. These losses were partially offset by capital gains from debt securities resulting from the Company’s rebalancing of its investment portfolio in a low interest rate environment. Net realized capital gains for 2001 primarily reflect collections of previously charged-off mortgage loans, partially offset by capital losses resulting primarily from the write-down of certain bonds and capital losses on futures contracts used for managing the maturities of invested assets with the payment of expected liabilities.

Life Products

The decrease in operating earnings for Life products for 2003, compared to 2002, reflects an increase in operating expenses (including salaries and related benefits) primarily due to the Company’s growth strategy discussed previously, partially offset by an increase in underwriting margin due to increased premium levels. Operating earnings for Life products decreased for 2002, compared to 2001, primarily due to lower net investment income.

Disability and Long Term Care Products

For 2003, operating earnings for Disability and Long Term Care products remained relatively level with 2002 reflecting a decrease in the combined benefit cost ratio, almost entirely offset by an increase in operating expenses (including salaries and related benefits). Results for 2003 include an increase of approximately $4 million after tax in net favorable effects from changes in Long Term Disability and Long Term Care reserve assumptions, when compared to 2002. The Company periodically reviews its reserve assumptions and updates its reserve estimates as appropriate. Key assumptions for these reserves include claim incidence rates, disability claim recovery rates, governmental program offsets (e.g., social security) and interest rates. Operating earnings for Disability and Long Term Care products for 2002 decreased, compared to 2001, primarily due to an increase in the combined benefit cost ratio for Disability and Long Term Care products and, to a lesser extent, lower net investment income.

Membership

Group Insurance’s membership was as follows:

(Thousands)	2003	2002

Life products	10,000	9,274
Disability products	2,085	2,210
Long Term Care products	203	180

Total	12,288	11,664

Total Group Insurance membership as of December 31, 2003 increased by 624,000 members, compared to December 31, 2002. Group Insurance sales were 2.3 million for 2003, compared to sales of 1.8 million for 2002. Lapses and in-force membership reductions were 1.6 million for both 2003 and 2002.

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2003	2002	2001

Premiums	$161.3	$219.2	$453.0
Net investment income	581.7	685.5	751.7
Other income	15.2	18.8	21.3
Net realized capital gains (losses)	8.2	(.1)	(6.5)

Total revenue	766.4	923.4	1,219.5

Current and future benefits	684.6	865.0	1,154.7
Salaries and related benefits	14.4	15.7	17.0
Other operating expenses	4.5	5.2	4.5
Reductions of reserve for anticipated future losses on discontinued products	—	(8.3)	(94.5)

Total benefits and expenses	703.5	877.6	1,081.7

Income before income taxes	62.9	45.8	137.8
Income taxes	21.1	16.3	48.9

Net income	$41.8	$29.5	$88.9

Net realized capital gains (losses), net of tax (included above)	$5.3	$(.1)	$(4.1)

Assets under management: (1)
Fully guaranteed discontinued products	$4,578.3	$4,784.2	$5,246.2
Experience-rated	5,146.1	5,764.2	6,476.3
Non-guaranteed (2)	9,234.1	7,916.5	8,364.7

Total assets under management	$18,958.5	$18,464.9	$20,087.2

(1)	Excludes net unrealized capital gains of $537.6 million at December 31, 2003, $511.0 million at December 31, 2002 and $176.0 million at December 31, 2001.
(2)	The increase in assets under management in 2003 reflect additional deposits accepted from existing customers.

Results

Large Case Pensions’ net income increased $12 million in 2003, compared to 2002, and decreased $59 million in 2002, compared to 2001. Net income for 2002 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products for Large Case Pensions of $5 million due primarily to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. Net income for 2001 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products of $61 million primarily as a result of favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. Excluding the discontinued products reserve releases and net realized capital gains (losses), operating earnings were $37 million in 2003, $24 million in 2002 and $32 million in 2001. Management believes excluding net realized capital gains and losses to arrive at operating earnings provides useful information for the same reason noted above in Health Care. Management believes excluding any changes to the reserve for anticipated future losses on discontinued products provides useful information as to the Company’s continuing products and is consistent with the treatment of the results of operations of the discontinued products, which are credited/charged to the reserve and do not affect the Company’s results of operations.

The increase in operating earnings for 2003, compared to 2002, is primarily due to higher interest margins resulting from increased investment income from limited partnership investments in the continuing operations line of business. The decrease in operating earnings for 2002, compared to 2001, reflects the continued run off of underlying liabilities and related assets. Premiums, along with current and future benefits, decreased in 2003 and 2002 primarily due to less activity relating to the funding of retirement incentive programs by an existing customer. The decrease in 2002, compared to 2001, was also impacted by the 2001 transfer of cash from separate accounts to the general account to purchase annuities for another large customer.

General account assets supporting experience-rated products (where the contractholder, not the Company, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to participant or contractholder withdrawal. Experience-rated contractholder and participant withdrawals were as follows:

(Millions)	2003	2002	2001

Scheduled contract maturities and benefit payments (1)	$768.0	$793.6	$929.3
Contractholder withdrawals other than scheduled contract maturities and benefit payments (2)	78.9	104.6	218.1
Participant-directed withdrawals (2)	27.6	22.9	20.7

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)	Approximately $644.1 million and $733.7 million at December 31, 2003 and 2002, respectively, of experience-rated pension contracts allowed for unscheduled contractholder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $700.7 million and $1.1 billion at December 31, 2003 and 2002, respectively, of experience-rated contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

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

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss, realized capital gains or losses and mortality gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold and any other-than-temporary impairments. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.

The results of discontinued products were as follows:

(Millions)	2003	2002	2001

Interest deficit (1)	$(25.0)	$(12.2)	$(17.0)
Net realized capital gains (losses)	72.3	(37.2)	13.8
Interest earned on receivable from continuing products	18.4	17.4	17.7
Other, net	21.8	10.8	13.4

Results of discontinued products, after tax	$87.5	$(21.2)	$27.9

Results of discontinued products, pretax	$132.9	$(33.7)	$40.0

Net realized capital gains (losses) from bonds, after tax (included above)	$53.8	$(53.3)	$29.9

(1)	The interest deficit is the difference between earnings on invested assets and interest credited to contractholders.

Net realized capital gains in 2003 reflect gains on the sale of debt securities in a declining interest rate environment, as well as a gain on the sale of a real estate investment and the sale of an equity investment which accounted for the significant increase in net realized capital gains in 2003, partially offset by the write-down of certain debt and equity securities. Net realized capital losses in 2002 are due primarily to debt securities sales and the write-down of certain debt and equity securities, partially offset by the sale of an equity investment and the collection of previously charged-off mortgage loans. Net realized capital gains in 2001 were due primarily to gains on the sale of bonds in a declining interest rate environment, partially offset by capital losses on futures contracts, used for portfolio duration management, and the sale of equity securities.

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $375 million at December 31, 2003, $357 million at December 31, 2002 and $345 million at December 31, 2001, net of related deferred taxes payable.

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

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31, 2000	$999.4
Operating income	3.2
Net realized capital gains	18.9
Mortality and other	17.9
Reserve reduction	(94.5)

Reserve at December 31, 2001	944.9
Operating income	8.2
Net realized capital losses	(57.5)
Mortality and other	15.6
Reserve reduction	(8.3)

Reserve at December 31, 2002	902.9
Operating loss	(3.3)
Net realized capital gains	111.3
Mortality and other	24.9

Reserve at December 31, 2003	$1,035.8

Management reviews the adequacy of the reserve for anticipated future losses on discontinued products quarterly. The reserve was found to be adequate, and no release or charge was required during 2003. The review in the second quarter of 2002 resulted in the release of $5 million ($8 million pretax) of the reserve primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. In 2001, $61 million ($95 million pretax) of the reserve was released primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2003 reserve balance is as follows:

(Millions)

2004	$36.7
2005	37.3
2006	37.3
2007	37.4
2008	37.9
2009 – 2013	192.0
2014 – 2018	179.2
2019 – 2023	151.3
2024 – 2028	117.3
Thereafter	209.4

The above table assumes that assets are held until maturity and that the reserve run off is proportional to the liability run off.

The expected liability (as of December 31, 1993) and actual balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

2001	$352.9	$4,238.9	$261.5	$4,512.6
2002	169.5	4,114.6	82.9	4,361.1
2003	51.7	3,984.7	35.2	4,217.9

The GIC balances were lower than expected in each period, as several contractholders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The discontinued products investment portfolio is as follows:

(Millions)	December 31, 2003		December 31, 2002

Class	Amount	Percent	Amount	Percent

Debt securities available for sale	$3,427.1	69.7%	$3,481.0	68.4%
Loaned securities (1)	180.2	3.7	167.1	3.3

Total debt securities	3,607.3	73.4	3,648.1	71.7
Mortgage loans	626.7	12.8	763.2	15.0
Investment real estate	75.2	1.5	95.0	1.9
Equity securities	49.9	1.0	73.4	1.4
Other (2)	553.7	11.3	505.7	10.0

Total	$4,912.8	100.0%	$5,085.4	100.0%

(1)	Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company’s securities lending program.

(2)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $121.8 million at December 31, 2003 and $68.3 million at December 31, 2002 included in long-term investments on the Consolidated Balance Sheets.

The investment portfolio has declined from 2002, as assets were used to pay off contractual liabilities. As mentioned above, the investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were reinvested in debt and equity securities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company’s exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2003, 21% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2003 when compared to December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.

Distributions on discontinued products were as follows:

(Millions)	2003	2002	2001

Scheduled contract maturities, settlements and benefit payments	$566.9	$704.0	$835.7
Participant-directed withdrawals	.2	3.6	5.6

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 2003, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2004	$532.4
2005	507.1
2006	494.2
2007	482.5
2008	474.6
2009 – 2013	2,164.2
2014 – 2018	1,762.3
2019 – 2023	1,346.7
2024 – 2028	962.7
Thereafter	1,447.8

Refer to Note 12 of Notes to Consolidated Financial Statements and “Total Investments” for additional information.

CORPORATE INTEREST

Corporate interest expense represents interest incurred on the Company’s long-term and short-term debt and is not recorded in the Company’s business segments. After-tax interest expense was $67 million for 2003, $78 million for 2002 and $93 million for 2001. The decrease in interest expense for 2003, compared to 2002, is primarily a result of interest rate swap agreements entered into in December 2001 and 2002 which provide a benefit in a lower interest rate environment. The decrease in interest expense for 2002, when compared to 2001, is primarily a result of lower interest rates and a benefit from the Company’s interest rate swap agreement entered into in December 2001.

SEVERANCE AND FACILITIES CHARGES

Fourth Quarter 2002 Severance and Facilities Charge

In the fourth quarter of 2002, the Company recorded a severance and facilities charge of $45 million pretax ($29 million after tax) relating to the implementation of ongoing initiatives that are intended to improve the Company’s overall future performance. The initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge included $20 million after tax for severance activities relating to the planned elimination of approximately 680 employee positions (primarily customer service, information technology and Group Insurance related positions) and $9 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, to be vacated. Severance actions and the vacating of leased facilities relating to the fourth quarter 2002 charge were completed by December 31, 2003.

As a result of these actions, the Company eliminated 321 positions and used approximately $22 million pretax of reserves during the fourth quarter of 2002 and eliminated 355 positions and used approximately $23 million pretax of reserves during 2003. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

Third Quarter 2002 Severance and Facilities Charge

In the third quarter of 2002, the Company recorded a severance and facilities charge of $89 million pretax ($58 million after tax) relating to the implementation of ongoing initiatives intended to improve the Company’s overall future performance. These initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge included $53 million after tax for severance activities relating to the planned elimination of approximately 2,750 employee positions (primarily customer service, plan sponsor services, patient management, sales, network management and Group Insurance related positions) and $5 million after tax representing the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company relating to certain leased facilities, or portions of such facilities, to be vacated. Severance actions and the vacating of leased facilities relating to the third quarter 2002 charge were completed by September 30, 2003.

As a result of these actions, the Company eliminated 1,805 positions, vacated certain leased facilities, and used approximately $73 million pretax of reserves during 2002 and eliminated 718 positions, vacated certain leased facilities and used approximately $16 million pretax of reserves during 2003. Refer to Note 11 of Notes to Consolidated Financial Statements for more details.

TOTAL INVESTMENTS

Investments disclosed in this section relate to the Company’s total portfolio (including assets supporting discontinued products and experience-rated products).

Total investments at December 31 were as follows:

(Millions)	2003	2002

Debt securities available for sale	$14,446.6	$13,379.1
Loaned securities	810.6	948.2

Total debt securities	15,257.2	14,327.3
Mortgage loans	1,451.2	1,773.2
Equity securities	84.8	93.2
Other investment securities	486.1	605.3
Investment real estate	270.4	308.8
Other (1)	1,499.5	1,790.5

Total investments	$19,049.2	$18,898.3

(1)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $636.7 million at December 31, 2003 and $747.5 million at December 31, 2002 included in long-term investments on the Consolidated Balance Sheets.

Debt and Equity Securities

Debt securities represented 80% at December 31, 2003 and 76% at December 31, 2002 of the Company’s total general account invested assets and supported the following types of products:

(Millions)	2003	2002

Supporting discontinued products	$3,607.3	$3,648.1
Supporting experience-rated products	2,236.4	2,303.2
Supporting remaining products	9,413.5	8,376.0

Total debt securities (1)	$15,257.2	$14,327.3

(1)	Total debt securities include “Below Investment Grade” Securities of $963 million at December 31,2003 and $736 million at December 31, 2002, of which 25% at December 31, 2003 and 22% at December 31, 2002 supported discontinued and experience-related products.

The debt securities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company’s investments in debt securities had an average quality rating of A+ at December 31, 2003 and 2002 (34% were AAA at December 31, 2003 and 2002). “Below investment grade” debt securities carry a rating of below BBB-/Baa3 and represented 6% and 5% of the portfolio at December 31, 2003 and December 31, 2002, respectively, of which 25% at December 31, 2003 and 22% at December 31, 2002, support discontinued and experience-rated products. Refer to Note 7 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Debt securities reflect net unrealized capital gains of $919 million (comprised of gross unrealized capital gains of $958 million and gross unrealized losses of $39 million) at December 31, 2003 compared with net unrealized capital gains of $859 million (comprised of gross unrealized capital gains of $949 million and gross unrealized losses of $90 million) at December 31, 2002. Of the net unrealized capital gains at December 31, 2003, $326 million relate to assets supporting discontinued products and $176 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2002, $295 million relate to assets supporting discontinued products and $159 million relate to experience-rated products.

Equity securities reflect net unrealized capital gains of $20 million (comprised of gross unrealized capital gains of $20 million and gross unrealized losses of $.2 million) at December 31, 2003 compared with net unrealized capital gains of $2 million (comprised of gross unrealized capital gains of $7 million and gross unrealized losses of $5 million) at December 31, 2002.

If management believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in Shareholders’ Equity. If the decline is determined to be “other-than-temporary”, the carrying value of the investment is written down and a realized capital loss is recorded in the Consolidated Statement of Income consistent with the guidance of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company’s impairment analysis is discussed in more detail in “Capital Gains and Losses” below. As of December 31, the amount of gross unrealized losses and related fair value, by investment type included in our Shareholders’ Equity were as follows:

	2003		2002

(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Debt securities:
Supporting discontinued and experienced-rated products	$563.3	$15.2	$495.4	$54.3
Supporting remaining products	1,497.2	24.2	804.9	35.8

Total	$2,060.5	$39.4	$1,300.3	$90.1

Equity securities:
Supporting discontinued and experienced-rated products	$4.3	$.1	$7.5	$4.2
Supporting remaining products	.1	.1	1.2	.4

Total	$4.4	$.2	$8.7	$4.6

At December 31, 2003 and 2002, debt and equity securities which were non-investment grade and non-rated represented approximately 8.6% and 5.9%, respectively, of the total debt and equity security portfolio (2.3% and 1.5%, respectively, related to non-investment grade and non-rated debt and equity securities supporting experience-rated and discontinued products at December 31, 2003 and 2002) and approximately 23.5% and 55.9%, respectively, of total unrealized losses related to securities which were non-investment grade and non-rated (3.8% and 33.6%, respectively, related to securities supporting experience-rated and discontinued products).

At December 31, 2003, the amount of unrealized losses and related fair value for debt and equity securities in an unrealized loss position for greater than twelve months were $11 million and $139 million, respectively, and such amounts were $59 million and $416 million, respectively, at December 31, 2002. Based on the Company’s evaluation of these investments during 2003 and 2002, no other-than-temporary impairments were deemed to have occurred. The Company had no material unrealized losses on individual debt or equity securities at December 31, 2003 or 2002. Refer to Note 7 of Notes to Consolidated Financial Statements for further information.

The maturity dates for debt securities in an unrealized loss position as of December 31, were as follows:

	2003

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$4.3	$.1	$40.1	$—	$44.4	$.1
One year through five years	41.1	2.8	452.6	1.7	493.7	4.5
After five years through ten years	131.7	1.7	316.5	3.4	448.2	5.1
Greater than ten years	363.8	10.4	325.6	13.4	689.4	23.8
Mortgage-backed securities	22.4	.2	362.4	5.7	384.8	5.9

Total	$563.3	$15.2	$1,497.2	$24.2	$2,060.5	$39.4

	2002

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$25.5	$4.6	$27.9	$1.7	$53.4	$6.3
One year through five years	30.5	3.6	216.9	5.3	247.4	8.9
After five years through ten years	47.7	5.4	198.9	9.5	246.6	14.9
Greater than ten years	391.7	40.7	350.7	19.3	742.4	60.0
Mortgage-backed securities	—	—	10.5	—	10.5	—

Total	$495.4	$54.3	$804.9	$35.8	$1,300.3	$90.1

The Company has classified its debt and equity securities as available for sale and carries them at fair value. Fair values for such securities are based on quoted market prices. Non-traded debt securities are priced independently by a third-party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. The carrying value of non-traded debt and equity securities as of December 31, were as follows:

	2003			2002

	Debt	Equity		Debt	Equity
(Millions)	Securities	Securities	Total	Securities	Securities	Total

Supporting discontinued and experience-rated products	$389.1	$31.2	$420.3	$531.8	$11.2	$543.0
Supporting remaining products	15.1	18.4	33.5	19.9	7.3	27.2

Total non-traded securities	$404.2	$49.6	$453.8	$551.7	$18.5	$570.2

Capital Gains and Losses

The Company periodically reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in market value is considered other than temporary, the cost basis/carrying amount of the security is written down and the amount of the write-down is included in earnings. The Company analyzes all relevant facts and circumstances for each investment when performing this analysis, in accordance with the guidance of FAS No. 115 and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The available guidance on the determination of whether a decline in the value of an investment is other-than-temporary requires management to exercise significant diligence and judgment.

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

The Company identifies other-than-temporary losses based on the valuation of an investment, including in-house credit analyst expectations of future performance, the current market environment and current market values. Based on the Company’s evaluation, if any factors reviewed, individually or in combination, indicate that a decline in fair value below an investment’s carrying value is other-than-temporary, the Company records an impairment charge in earnings.

The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from the Company’s expectations; facts and circumstances factored into our assessment may change with the passage of time; or the Company may decide to subsequently sell the investment.

For 2003, net realized capital gains were $65 million ($42 million after tax) and included net investment write-downs of $4 million ($3 million after tax). The majority of these impairments related to the energy sector and asset backed securities. For 2002, net realized capital gains were $34 million ($22 million after tax) and included net investment write-downs of $83 million ($54 million after tax). The majority of these impairments were taken in the telecommunications and transportation sectors. Throughout 2002, the market values of telecommunication companies and assets declined precipitously, resulting in the bankruptcy of numerous companies and the Company’s decision to impair these investments. Also, during 2002, impairments were taken in the transportation sector as the market values of companies in the airline industry declined significantly as a result of widespread financial difficulties. For 2001, net realized capital gains were $96 million ($74 million after tax) and included net investment write-downs of $49 million ($32 million after tax). In 2001, the majority of the impairment losses recognized were taken in the telecommunications sector as the market values of high-yield telecommunication companies declined primarily as a result of their inability to raise capital.

Mortgage Loans

The Company’s mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)	2003	2002

Supporting discontinued products	$626.7	$763.2
Supporting experience-rated products	321.3	387.6
Supporting remaining products	503.2	622.4

Total mortgage loans	$1,451.2	$1,773.2

The mortgage loan portfolio balance represented 8% and 9% of the Company’s total invested assets at December 31, 2003 and 2002, respectively. Problem, restructured and potential problem loans included in mortgage loans were $85 million at December 31, 2003 and $51 million at December 31, 2002, of which 89% at December 31, 2003 and 82% at December 31, 2002 support discontinued and experience-rated products. Specific impairment reserves on these loans were $19 million at December 31, 2003 and $11 million at December 31, 2002. Refer to Notes 2 and 7 of Notes to Consolidated Financial Statements for additional information.

At December 31, 2003 scheduled mortgage loan principal repayments were as follows:

(Millions)

2004	$99.1
2005	71.4
2006	133.0
2007	228.6
2008	43.6
Thereafter	894.4

Risk Management and Market-Sensitive Instruments

The Company manages interest rate risk by seeking to maintain a tight match between the durations of the Company’s assets and liabilities where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company’s use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, forward contracts and futures contracts. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to “Liquidity and Capital Resources — Long-term Debt” and Note 8 of Notes to Consolidated Financial Statements for additional information.

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

Based on the Company’s overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company as of December 31, 2003.

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

Cash flows provided by operating activities were approximately $371 million for 2003 and reflect the impact of changes in insurance reserves related to the Large Case Pensions business segment of $289 million, which are included in operating activities but are funded from sales of investments which impact cash flows from investing activities. Uses of operating cash also reflect the payment of approximately $262 million from estimated reserves the Company held for health members that lapsed during 2003. This was partially offset by the collection of an estimated $30 million of premiums receivable for these lapsed members. Cash flows used for operating activities also reflect approximately $174 million for payments related to severance and facilities reserves and $245 million for voluntary pension contributions. Refer to the “Consolidated Statements of Cash Flows” for additional information.

The Company is expecting continued improvement in 2004 operating cash flow. The Company expects operating cash flows to be more in line with net income levels, excluding the impact of changes in insurance reserves related to the Large Case Pensions business. Payments in 2004 for members that lapsed during 2003 and payments related to severance and facilities reserves will be significantly less than such payments in 2003. On October 24, 2003, the U.S. District Court for the Southern District of Florida approved the Physician Class Action Settlement and the Company anticipates making cash payments required in connection with this settlement in the second half of 2004, based on the resolution of appeals filed (refer to “Executive Summary” for more information). The Company also intends to make voluntary pension contributions of $245 million in 2004 to reduce the difference between the fair value of plan assets and the pension benefit obligation, allocate funds to share repurchase programs and invest in its business by funding internal growth. The Company may also make certain acquisitions (refer to “Executive Summary”).

Dividends

On September 26, 2003, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 14, 2003. The dividend was paid on December 1, 2003. The Board reviews the Company’s common stock dividend annually. Among the factors considered by the Board in determining the amount of the dividend are the Company’s results of operations and the capital requirements, growth and other characteristics of its businesses.

Financings, Financing Capacity and Capitalization

At December 31, 2003, the Company’s borrowings consisted of $1.6 billion of long-term senior notes and there was no short-term debt outstanding. The Company’s total debt to capital ratio (total debt divided by total debt and shareholders’ equity, adjusted for unrealized gains or losses on available-for-sale investment securities) was 17.4% at December 31, 2003 (refer to reconciliation of shareholders’ equity below). Refer to Note 15 of Notes to Consolidated Financial Statements for additional information.

(Millions)	2003

Total Shareholders’ Equity	$7,924.0
Adjustments: net unrealized gains on available-for-sale investment securities	(287.6)

Adjusted Shareholders’ Equity	$7,636.4

The ratings of Aetna Inc. and its subsidiaries follow:

Rating Agencies

Moody’s
			Investors	Standard
	A.M. Best	Fitch	Service	& Poor's

Aetna Inc. (senior debt)
October 29, 2003	*	BBB+	Baa3	BBB
February 26, 2004 (1)	bbb	BBB+	Baa2	BBB
Aetna Inc. (commercial paper)
October 29, 2003	*	F2	P3	A2
February 26, 2004 (1)	AMB -2	F2	P2	A2
Aetna Life Insurance Company (“ALIC”)
(financial strength) October 29, 2003	A-	A+	A3	A-
February 26, 2004 (1)	A	A+	A2	A-

*	Nonrated by the agency.

(1)	A.M. Best has the ratings on outlook-stable. Fitch has the Aetna Inc. senior debt and ALIC ratings on outlook-stable. Moody’s has the ratings on outlook-stable. Standard & Poor’s has the Aetna Inc. senior debt and ALIC ratings on outlook-positive.

The Company continually monitors existing and alternative financing sources to support its capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.

Long-term Debt

In 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. In 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. Also in 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041. Net proceeds from these issuances totaled approximately $1.6 billion and were used to reduce outstanding commercial paper borrowings.

In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 2.77% at December 31, 2003). In December 2002, the Company also entered into an interest rate swap agreement to convert the fixed rate of 8.5% on an additional $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 3.71% at December 31, 2003). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.28% during 2003. In accordance with the Company’s accounting policy for fair value hedges, the change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. No material changes in value occurred during the year ended December 31, 2003. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting. The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligate each party to post collateral equal to the fair value of the swaps. As of February 25, 2004, the Company was not required to post collateral.

Short-term Debt

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. There were no short-term borrowings outstanding during 2003. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities, which together provide for an aggregate borrowing capacity of $800 million. The Company’s credit facilities consist of a $300 million credit facility that terminates in November 2004 and a $500 million credit facility that terminates in November 2005.

These facilities contain financial covenants. Under the terms of its credit facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending March 31, 2003, and is decreased by up to $150 million for certain non-recurring after-tax charges (“excluded charges”) taken after September 30, 2002 and on or before December 31, 2003. At December 31, 2003, the Company met its required minimum level of approximately $5.4 billion. The Company is also required to maintain its ratio of total debt to consolidated earnings as of each fiscal quarter end at or below 3.0. For this purpose, consolidated earnings equals, for the period of four consecutive quarters, net income plus interest expense, income tax expense, depreciation expense, amortization expense, certain excluded charges taken on or before December 31, 2003 and any extraordinary gains or losses. The Company met this requirement at December 31, 2003. Failure to meet the financial covenants would affect both the Company’s ability to borrow under the facilities and the commercial paper program.

Common Stock Transactions

On January 30, 2004, the Board of Directors’ Committee on Compensation and Organization approved a grant to employees of approximately 3.6 million stock options to purchase common shares of the Company at $77.50. The January 30, 2004 grants will be 100% vested by December 31, 2004. On February 27, 2003, the Board of Directors’ Committee on Compensation and Organization approved a grant to employees of approximately 5 million stock options to purchase common shares of the Company at $41.88 per share. The February 27, 2003 grants will become 100% vested three years from the grant date, with one-third of the options vesting each year. During 2003, the Company issued approximately 10.2 million shares of common stock for benefit plans, including approximately 9.6 million shares related to stock option exercises.

On June 28, 2002, the Board authorized a share repurchase program for the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $250 million). Under this authorization, the Company repurchased 4.8 million shares of common stock at a cost of $250 million (3.3 million shares of common stock at a cost of $189 million were repurchased during the first six months of 2003), completing this share repurchase program. On June 27, 2003, the Board authorized a new share repurchase program for the repurchase of up to 7.5 million shares of common stock (not to exceed an aggregate purchase price of $500 million). During the third and fourth quarters of 2003, the Company repurchased 4.2 million shares of common stock at a cost of $249 million under this authorization. On December 5, 2003, the Board authorized a new share repurchase program for the repurchase of up to 10 million shares of common stock (not to exceed an aggregate purchase price of $750 million), replacing the June 27, 2003 authorization. During the fourth quarter of 2003, the Company repurchased .1 million shares of common stock at a cost of $7 million under this authorization. The Company intends to continue buying shares utilizing available cash, including proceeds from employee stock option exercises.

For the full year 2003, the Company had weighted average common shares, including common share equivalents, of approximately 158 million (refer to Note 5 of Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements

The Company does not have any guarantees or other off-balance sheet arrangements that the Company believes, based on historical experience and current business plans, are reasonably likely to have a material impact on results of operations, financial condition or cash flows. Refer to Note 20 of Notes to Consolidated Financial Statements for more detail on the Company’s guarantee arrangements as of December 31, 2003.

Contractual Obligations

At December 31, 2003, payments required by the Company relating to contractual obligations were as follows:

		Payments due by period

		Less than	1–3	3–5	More than
(Millions)	Total	1 year	years	years	5 years

Long-term debt obligations (1)	$4,167.0	$128.1	$678.6	$189.9	$3,170.4
Operating lease obligations (2)	464.5	133.7	176.2	95.9	58.7
Purchase obligations (3)	505.4	278.8	193.8	27.8	5.0
Other long-term liabilities (4)	340.5	245.0	57.1	24.8	13.6

Total	$5,477.4	$785.6	$1,105.7	$338.4	$3,247.7

(1)	The payments for each of the periods presented do not consider the Company’s interest rate swap agreements.

(2)	The Company did not have any capital lease obligations as of December 31, 2003.

(3)	Purchase obligations represent payments required by the Company under material agreements to purchase goods or services where all significant terms are specified, including: quantities to be purchased, price provisions and the timing of the transaction. Future claim payments to health care providers or pharmacies are not included since certain of the above terms are unable to be determined (e.g., the timing and volume of future services provided under fee-for-service arrangements or what future membership levels will be for capitated arrangements are not known at December 31, 2003). The Company included commitments to fund certain of its investments in equity limited partnerships and commercial mortgage loans totaling approximately $279 million at December 31, 2003.

(4)	Payments for other long-term liabilities excludes Separate Account liabilities of approximately $11.9 billion. Separate Account liabilities represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk in the Large Case Pensions business. These liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of any other business of the Company. Such assets are identified separately in the Consolidated Balance Sheet. Payments for other long-term liabilities also excludes future cash flows related to certain insurance liabilities due to the uncertainty with respect to the timing of related cash flows. Also, payments for other long-term liabilities excludes approximately $1.3 billion of liabilities which do not necessarily represent future cash payments required by the Company, including liabilities for the Company’s pension and other post-retirement plans which are funded from assets maintained by the plans and deferred gains associated with the lease payment structure for one of the Company’s facilities. Payment for other long-term liabilities includes anticipated voluntary pension contributions to the Company’s defined benefit pension plan of $245 million within the less than 1 year category.

Effective September 15, 2003, the Company’s leasing program with an independent third party grantor trust (primarily for the lease of a corporate aircraft and certain office furniture) was terminated. The third party grantor trust was dissolved and the Company purchased the assets for approximately $49 million cash. Prior to September 15, 2003, this arrangement was classified as an operating lease under existing accounting requirements, and therefore the related assets and liabilities were not included in the Company’s Consolidated Balance Sheet. Accordingly, the table above no longer includes lease payments related to this leasing program.

Restrictions on Certain Payments by the Company

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna Inc.’s HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to service its debt, meet its other financing obligations or pay dividends, or the ability of any of Aetna Inc.’s subsidiaries to service debt or other financing obligations, if any. Under regulatory requirements, the amount of dividends that may be paid to Aetna Inc. by its domestic insurance and HMO subsidiaries at December 31, 2003 without prior approval by state regulatory authorities is approximately $480 million in the aggregate.

Aetna Inc. derives dividends from its subsidiaries for liquidity to meet its requirements, which include the payment of interest on debt, shareholder dividends, share repurchase programs, investments in new business, maintaining appropriate levels of capitalization in its legal entity operating subsidiaries and other purposes as considered necessary. Excess capital at operating subsidiaries above targeted and/or regulatory capital levels are periodically remitted to the Aetna Inc. as allowed by regulatory requirements.

During 2003, Aetna Inc. received approximately $1.2 billion in net dividends from its operating subsidiaries. Uses of cash of approximately $468 million included acquisitions, interest payments on debt, shareholder dividends, pension plan contributions and share repurchases (net of stock option proceeds). At December 31, 2003, Aetna Inc. has approximately $1.1 billion in cash and short term investments for these purposes.

Solvency Regulation

The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2003, the RBC ratio of each of the Company’s primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2003, at that date, each of the Company’s active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own RBC standards as part of determining a company’s rating.

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

Health Care and Insurance Liabilities

The Company establishes health care and insurance liabilities for benefit claims that have been reported but not paid, claims that have been incurred but not reported and future policy benefits earned under insurance contracts. These reserves and the related benefit expenses are developed using actuarial principles and assumptions that consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. For Health Care, because the average life of most health care claims is less than three-months and a large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members, historical and projected claim submission, processing time and medical cost trends are key assumptions in the Company’s estimate of health care costs payable. For Group Insurance, the important factors considered are the level of interest rates, expected investment returns, mortality rates, the rate that covered individuals suffer disability, and the recovery rate of those with disabilities.

Each period, the Company estimates the relevant factors, based primarily on historical data and uses this information to determine the assumptions underlying its reserve calculations. Given the extensive degree of judgment in these estimates, it is possible that estimates could develop either favorably or unfavorably. For health care costs payable, the reserve balances and the related benefit expenses are highly sensitive to changes in the assumptions used in the reserve calculations. For example, a 100 basis point change in the estimated medical cost trend for Commercial Risk products would have changed annual after-tax results by approximately $55 million for 2003. Any adjustments to prior period reserves are included in the benefit expense of the period in which the need for the adjustment becomes known. Due to the considerable variability of health care costs, adjustments to health reserves occur each quarter and are sometimes significant. For Group Insurance, and specifically disability reserves, a 100 basis point change in interest rates would result in approximately a 10 basis point change in the portfolio return rate for assets supporting these liabilities, due to the long-term nature of disability liabilities and related assets supporting these liabilities. A 10 basis point change in the portfolio rate assumption would have changed after-tax results by approximately $2 million for 2003.

The Company discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the runoff period. Since 1993, there have been several adjustments to reduce this reserve that have increased net income. These adjustments occurred primarily because investment experience as well as mortality and retirement experience have been better than was projected at the time the products were discontinued. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could negatively impact operating earnings.

In cases where estimated health care and group insurance costs are so high that future losses on a given product are expected, the Company establishes premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.

Investment Securities

Investment securities are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned, and capital gains and losses are recognized in results of operations when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other than temporary. If investments are determined to be impaired, an impairment charge is recognized in results of operations at the date of determination.

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

Defined Benefit Pension and Other Post-Retirement Benefit Plans

The Company sponsors defined benefit pension (“pension”) and other post-retirement benefit (“OPEB”) plans. Refer to Note 14 of Notes to Consolidated Financial Statements. Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate. Assumptions are determined based on Company information and market indicators, and are evaluated at each annual measurement date (September 30). A change in any of these assumptions would have an effect on the Company’s pension and OPEB plan costs.

The expected return on plan assets assumption considers expected capital market returns over a long term horizon (i.e., 20 years), inflation rate assumptions and the geometric average (i.e., compounding) of historical returns on invested assets. Lower market interest rates and plan asset returns experienced over the past several years have resulted in declines in plan asset performance and funded status. As a result, the expected return on pension plan assets assumption was reduced to 8.75% (from 9.00% used for 2003 expense recognition) and the expected return on OPEB plan assets assumption was reduced to 6.50% (from 7.00% used for 2003 expense recognition). The 8.75% expected return on plan assets is based on an asset allocation assumption of 60% – 70% U.S. and international equity securities, 20% – 30% fixed income securities and 6% – 15% real estate and other assets. The Company’s asset managers regularly review the actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. At December 31, 2003, our actual asset allocation was consistent with our asset allocation assumption. A one-percentage point change (increase or decrease) in the expected return on plan assets assumption would decrease/increase annual pension costs by approximately $23 million after tax and would decrease/increase annual OPEB costs by approximately $1 million after tax.

The discount rates used for the Company’s pension and OPEB plans are set by benchmarking against investment-grade corporate bonds. A lower discount rate increases the present value of benefit obligations and increases costs. The Company reduced its assumed discount rate to 6.25% (from 6.75% used at the previous measurement date), reflecting a reduction in corporate long-term bond yields. A one-percentage point decrease in the assumed discount rate would increase annual pension costs by approximately $32 million after tax and would increase annual OPEB costs by approximately $1 million after tax.

The declining interest rate environment and varying asset returns compared to expectations in 2001, 2002 and 2003 resulted in an accumulated actuarial loss of $1.1 billion at December 31, 2003. In accordance with pension accounting rules, $430 million is excluded when determining 2004 pension expense. The remaining actuarial loss of $706 million at December 31, 2003 is amortized over the remaining service life of our pension plan participants. Our expense related to actuarial losses in 2004 will be approximately $64 million.

The changes to the Company’s expected return on plan assets and discount rate discussed above will not impact required cash contributions to the pension and OPEB plans, as the Company has met all minimum funding requirements as set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”) and further, will not have a minimum funding requirement in 2004. However, the Company intends to make voluntary pension contributions of $245 million in 2004.

Goodwill and Other Acquired Intangible Assets

The Company has made previous acquisitions that included a significant amount of goodwill and other intangible assets. Effective January 1, 2002, goodwill is no longer amortized but was subject to a transitional impairment test upon adoption of FAS No. 142 as well as an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test, based on estimated fair value. For these evaluations, the Company is using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely effected.

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards. The Company’s adoption of these new accounting standards did not have a material effect on the Company’s financial position or results of operations.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive state and federal regulation throughout the United States in the jurisdictions in which we do business. Supervisory agencies, including state health, insurance, managed care and securities departments, have broad authority to:

•	Grant, suspend and revoke licenses to transact business;

•	Regulate many aspects of the products and services we offer;

•	Assess fines, penalties and/or sanctions;

•	Monitor our solvency and reserve adequacy; and

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts are subject to examination at regular intervals by these agencies. In addition, our current and past business practices are subject to review by other state and federal authorities. These reviews may result, and have resulted, in changes to or clarifications of our business practices, fines, penalties or other sanctions.

In addition, the federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or would materially impact various aspects of the health care system. Many of these changes are described below. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

HEALTH CARE REGULATION

General

The federal and state governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations restrict how we conduct our businesses and result in additional burdens and costs to us. Areas of governmental regulation include:

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

These laws and regulations are subject to different interpretations in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal.

Group Pricing and Underwriting Restrictions

Pricing and underwriting regulation by states limit the flexibility of Aetna and other health insurers relative to their underwriting and rating practices, particularly for small employer groups. These laws vary by state. In general they apply to certain business segments and limit the ability of the Company to set prices or renew business, or both, based on specific characteristics of the group or the group’s prior claim experience.

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

HIPAA Administrative Simplification; Gramm-Leach-Bliley Act

The regulations under the Administrative Simplification section of HIPAA also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the United States Department of Health and Human Services, known as HHS, to issue standards for administrative simplification, as well as privacy and security of medical records and other individually identifiable health information. HIPAA Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“covered entities”). Regulations adopted to implement HIPAA Administrative Simplification also require that business associates acting for or on behalf of these HIPAA-covered entities be contractually obligated to meet HIPAA standards. The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Although HIPAA Administrative Simplification was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the law has required significant and, in some cases, costly changes in business practices and operations. We expect that we will incur additional expenses to comply with these regulations in future periods.

HHS has released rules mandating the use of new standard formats with respect to certain health care transactions (e.g., health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. We were required to comply with the transaction and code set standards by October 16, 2003; we have met all relevant requirements. We are required to comply with the employer identifier rules by July 30, 2004 and provider identifier rules by May 2007.

HHS also sets standards relating to the privacy of individually identifiable health information. In general, these regulations restrict the use and disclosure of medical records and other individually identifiable health information held by health plans and other affected entities in any form, whether communicated electronically, on paper or orally, subject only to limited exceptions. In addition, the regulations provide patients new rights to understand and control how their health information is used. These regulations do not preempt more stringent state laws and regulations that may apply to us. HHS has also published security regulations designed to protect member health information from unauthorized use or disclosure. We are required to comply with these security regulations by April 21, 2005.

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

LEGISLATIVE AND REGULATORY INITIATIVES

There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government and many states have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:

•	Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose health plans to expanded liability for punitive and other extra-contractual damages

•	Imposing assessments on (or to be collected by) health plans or health carriers, such as assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs

•	Extending malpractice and other liability exposure for decisions made by health plans

•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (e.g. infertility treatment, experimental pharmaceuticals)

•	Prohibiting or limiting certain types of financial arrangements with providers, including among other things incentives based on utilization of services

•	Imposing substantial penalties for failure to pay claims within specified time periods

•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan)

•	Imposing payment levels for out-of-network care

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition

•	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs, chiropractors or other practitioners

•	Mandating expanded consumer disclosures and notices

•	Mandating expanded coverage for emergency services

•	Mandating liberalized definitions of medical necessity

•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review)

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations

•	Restricting health plan claim and related procedures

•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan

•	Extending benefits available to workers who lose their jobs and other uninsureds

•	Restricting or eliminating the use of formularies for prescription drugs

•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary

•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate

•	Creating a single payer system where the government oversees or manages the provision of health care coverage

•	Imposing employer or individual health coverage mandates

It is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, the courts, including the United States Supreme Court and Federal and state courts, continue to consider cases addressing the preemptive effect of ERISA on state laws. The United States Supreme Court is scheduled to hear and decide some cases related to ERISA pre-emption during 2004. In general, limitations to this pre-emption have the effect of increasing our costs or our liability exposures, or both. Legislative initiatives discussed above include state legislative activity in several states that, should it result in enacted legislation that is not preempted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

Patients’ Rights Legislation

Various state legislatures and the U.S. Congress continue to debate legislation containing various patient protection initiatives, including provisions that could expose the Company to unlimited economic damages, and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of “medical necessity” and other coverage determinations. The Company cannot predict whether these measures will be enacted into law in 2004 or what form any such legislation might take.

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

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements. The company has invested significant time and attention to compliance with these new standards, which represent an additional regulatory burden for the Company.

Large Case Pensions’ products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, the Company may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and the Company must provide certain disclosures to policyholders annually. The Company must comply with these restrictions or face substantial penalties.

Medicare

In 1997, the federal government passed legislation establishing the Medicare+Choice program (now renamed “Medicare Advantage”) that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method reduced the premiums payable to us compared to the old method, although the level and extent of the reductions varied by geographic market and depended on other factors. The legislation also requires us to pay a “user fee.” Since 1997 the government made a number of modifications to the payment levels, risk adjustment methodology and user fees under the Medicare program. As a result of these changes, as well as other factors including certain Medicare regulations issued by CMS, we either did not renew our Medicare contracts or reduced service areas in certain areas in each of 2000 through 2003. However, because of expected legislative and regulatory changes, for calendar year 2004 Aetna did not make further service area reductions and added an additional “point of service” plan offering in two existing service areas. Uncertainty regarding future reimbursement levels and other requirements under the Medicare Advantage program make it difficult to predict whether the Company can continue to participate profitably in the program at its current level after 2004. However, the Company is encouraged by funding reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Modernization Act”).

The Medicare Modernization Act added out-patient pharmaceutical products as a benefit under Medicare starting in 2006 and incorporates a number of other reforms to the Medicare program. Among other changes, this new law increases Medicare Advantage reimbursement starting in 2004, adds disease management programs and preventive medicine coverage to Medicare, authorizes Health Savings Accounts (HSAs) for non-Medicare beneficiaries, establishes a drug discount card (for 2004-2005) for Medicare beneficiaries and permits insurers to provide Medicare benefits through regional PPOs. The Company believes the new law has the potential to expand the role in Medicare for private health plans, although it is too early to predict the extent of the new law’s effect on our business. The Company recently announced that it will begin to offer the newly authorized HSAs as an option to its consumer-directed health plans beginning January 1, 2004.

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

Certain information contained in this Management’s Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information that appears under the heading “2004 Outlook” in the executive summary discussion of results of operations and (2) “Total Investments - Risk Management and Market-Sensitive Instruments”. Throughout this Management’s Discussion and Analysis, where we use the following words, or variations of these words and similar expressions, we intend to identify forward-looking statements:

•	Expects

•	Projects

•	Anticipates

•	Intends

•	Plans

•	Believes

•	Seeks

•	Estimates

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

Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Management’s Discussion and Analysis or elsewhere in this report. These risks and other factors may affect forward-looking statements, including those in this Management’s Discussion and Analysis or made by the Company elsewhere, such as in investor calls or conference presentations. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develops into actual events, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.

We are seeking to continue to improve the performance of our health care business by implementing a number of initiatives; if we do not successfully implement these initiatives, or if these initiatives do not achieve their objectives, our results could be materially adversely affected.

Our operating earnings improved significantly in 2002 and 2003, and we continue to implement a number of strategic and operational initiatives with the goal of further improving the performance of our business. These initiatives include, among other things, the profitable growth of our health care membership, introduction of new products and services, new customer market approaches, further improving customer satisfaction, further improving the efficiency of operations (including the continuation of business process and system improvements), the effective continuation of our efforts to address rising medical costs, continuing to improve relations with health care providers, and the effective deployment of our capital in support of our strategic and operational goals. The future performance of our business will depend in large part on our ability to design and implement these initiatives, including our ability to successfully implement numerous initiatives at the same time. If we do not successfully implement these initiatives, or if these initiatives do not achieve their objectives, our results could be adversely affected. Refer to “Executive Summary” for more information.

Our ability to predict and address health care costs and implement appropriate increases in premium rates affects our profitability.

Our profitability depends in large part on accurately predicting health care costs and on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care fraud and numerous other factors affecting the cost of health care are beyond any health plan’s control and may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

We have taken and are taking several actions to address this situation. We continue to be vigilant in our pricing and have increased premiums for new and renewal business in 2004. Premiums in the health business are generally fixed for one-year periods. Accordingly, future cost increases in excess of medical cost projections reflected in pricing typically cannot be recovered in the contract year through higher premiums. As a result, the Company’s results are particularly sensitive to the price increases it projects in advance of renewal of the business. There can be no assurances regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2004 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

We face significant competition from other health benefit and other types of companies which can affect, among other matters, our premium rates and our membership; our membership can also be affected by industry and economic conditions

We operate in a highly competitive environment and in an industry that is subject to significant changes from business consolidations, strategic alliances, legislative reform, marketing practices and market pressures. These factors create pressure to contain premium price increases, despite being faced with increasing medical costs. Our customer contracts are subject to negotiation as customers seek to contain their costs, and customers may elect to reduce benefits in order to constrain increases in their benefit costs; such an election may result in lower premiums for our products, although it may also reduce our health care costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums.

After experiencing significant membership declines during 2002 and 2003, the Company is taking steps to begin to increase its membership in 2004. In addition to competitive pressures affecting the ability to obtain new customers or retain existing customers, premium increases or changes in benefit levels, our ability to increase membership can be affected by reductions in workforce by existing customers (as it was in 2003) due to softening general economic conditions. Also, the membership declines we have experienced in recent prior periods underscore our need to continue to seek to reduce our level of administrative expenses. Refer to “Executive Summary—2004 Outlook” for more information.

We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries. For example, the Gramm-Leach-Bliley Act gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits fields.

We hold reserves for expected claims, which are estimated, and these estimates are highly judgmental; if actual claims exceed reserve estimates, our results could be materially adversely affected.

Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in the current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends (the rate of increase in medical costs). A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2003 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial Risk products would have changed annual after-tax results for 2003 by approximately $55 million. This estimation process is a critical accounting policy for the Company. Refer to “Health Care” and “Critical Accounting Policies” for more information.

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

Generally low levels of interest rates on investments, such as those experienced in United States financial markets during recent years, have negatively impacted the level of investment income earned by the Company in recent periods, and such lower levels of investment income would continue if these lower interest rates were to continue. Financial market conditions also affect our capital gains or losses from investments, as well as our pension costs.

We are party to a substantial amount of litigation; this litigation and any additional future litigation may have a material adverse effect on us.

We are party to a number of lawsuits, certain of which may be purported to be class actions. The majority of these cases relates to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and may also seek changes in our practices. We may also be subject to additional litigation in the future. This litigation could materially adversely affect us, because of the costs of defending these cases, costs of settlement or judgments against us, or because of changes in our operations that could result from litigation. Refer to Note 20 of Notes to Consolidated Financial Statements for more information.

Our business activities are highly regulated and there are a number of current and planned initiatives being considered by state and federal governments; government regulation limits us in the conduct of our business and also subjects us to additional costs in complying with the requirements of governmental authorities; further regulation could also materially adversely affect our business.

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

Recently, there has been heightened review by these regulators of the managed health care industry’s business practices, including utilization management and claim payment practices. As one of the largest national health insurers, we are regularly the subject of regulatory market conduct reviews and several such reviews currently are pending, some of which may be resolved during 2004. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

It is uncertain whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or the other increased costs that may be caused by this legislation or regulation, or by court and regulatory decisions. For more information regarding these matters, please refer to “Regulatory Environment”.

Success of our business depends, in part, on effective information technology systems and on continuing to develop and implement improvements in technology.

Our businesses depend in large part on our systems for processing claims and interacting with providers, employer plan sponsors and members, and our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Our information technology systems require an ongoing commitment of significant resources to maintain and enhance existing systems (including adequate back up and recovery processes and procedures), develop new systems, and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and customer demands. Our success is dependent in large part on maintaining the effectiveness of existing systems and on implementing improvements and continuing to develop and enhance information systems that support our business processes in a cost efficient manner.

We obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.

Although we take steps to monitor and control the performance of these independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of changes in their own financial condition or other matters outside our control. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential network disruptions, and in some cases cause us to incur duplicative claims expense.

Government payors can determine premiums.

In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our costs increase and we cannot offset these with supplemental premiums and changes in benefit plans, then we could be materially adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive adjustments by the federal government. 9.5% of our revenues were derived from the federal government in 2003. These adjustments could materially adversely affect us.

Terrorism or the continued threat of terrorism, epidemics or other extreme events could materially increase Health Care utilization and pharmacy costs and Group Insurance life and disability claims, although the Company cannot predict whether any such increases will occur.

Terrorism can affect the U.S. economy in general, but also our industry specifically. Beyond obtaining coverage for the Company’s facilities, and limited catastrophic coverage for Group Insurance claims, there are few, if any, commercial options through which to transfer the exposure from terrorism away from the Company. In particular, in the event of bioterrorism, epidemics or other extreme events we could face significant health care costs depending on the government’s actions and the responsiveness of public heath agencies and insurers. For Group Insurance claims, the Company has limited reinsurance in place for catastrophic claims (and only if the losses are in excess of certain amounts, and subject to limits). In addition, the Company’s Group Insurance members are concentrated in certain large, metropolitan areas.

In connection with the December 2000 spin-off of our Company from its predecessor, former Aetna, and merger of former Aetna’s international and financial services businesses with a subsidiary of ING Groep N.V., we have agreed to be liable for, and to indemnify ING for, certain former Aetna liabilities, including liabilities not related to our health care business.

In connection with the spin-off, we generally assumed all liabilities related to former Aetna’s health care, group insurance and large case pensions businesses. In addition, we generally are responsible for former Aetna’s liabilities other than those arising out of former Aetna’s financial services or international businesses. These liabilities generally include the post-retirement pension and other benefits payable to all previous employees of former Aetna, any liabilities arising out of certain litigation, all liabilities arising out of certain divestiture transactions consummated by former Aetna before the spin-off and tax liabilities relating to, or resulting from the treatment of, the spin-off. We have agreed to indemnify ING for all of these liabilities. Although management believes that it has established reserves and/or obtained insurance sufficient to cover such liabilities as we consider appropriate, we cannot assure you that these liabilities will not be materially in excess of these reserves and insurance. In that case, these liabilities may be materially adverse to our business and results of operations.

The health benefits industry is subject to negative publicity, which can adversely affect our profitability.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

•	Adversely affecting our ability to market our products and services;

•	Requiring us to change our products and services; or

•	Increasing the regulatory requirements with which we must comply

Downgrades in our ratings, should they occur, may adversely affect our business, financial condition and results of operations.

Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies. Rating organizations continue to review the financial performance and condition of insurers, including Aetna Life Insurance Company and our other regulated subsidiaries. We believe our ratings are an important factor in marketing our products to certain of our customers, since ratings information is broadly disseminated and generally used throughout the industry. Certain of our businesses, particularly our Group Insurance business, would experience some run off of existing business or have the level of new business negatively impacted if the major rating agencies do not give a financial strength rating to the relevant subsidiary in the “A” rating category. In addition to claims paying and financial strength ratings of Aetna’s subsidiaries, rating organizations also provide ratings of Aetna Inc.’s senior debt and commercial paper. These ratings are broadly disseminated and used throughout the market place for debt instruments, and any decrease in these ratings could affect both the cost and availability of future borrowings. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock and should not be relied upon as such. For information regarding recent rating actions and the availability of borrowing, please refer to “Liquidity and Capital Resources—Financings, Financing Capacity and Capitalization”.

Selected Financial Data

	For the Years Ended December 31,

(Millions, except per common share data)	2003	2002	2001	2000	1999

Total revenue	$17,976.4	$19,878.7	$25,190.8	$26,818.9	$22,109.7

Income (loss) from continuing operations	933.8	393.2	(291.5)	(127.4)	399.4

Net income (loss)	933.8	(2,522.5)	(279.6)	127.1	716.5

Net realized capital gains (losses), net of tax (included above)	42.0	22.3	73.6	(14.2)	21.4

Total assets	40,950.2	40,047.5	43,196.7	47,673.0	52,667.6

Total short-term debt	—	—	109.7	1,592.2	1,725.0

Total long-term debt	1,613.7	1,633.2	1,591.3	—	2,093.9

Shareholders’ equity	7,924.0	6,980.0	9,890.3	10,127.1	10,703.2

Per common share data: (1)
Dividends declared (2)	$.04	$.04	$.04	$—	$—
Earnings (loss) per common share: (3)
Income (loss) from continuing operations:
Basic	6.12	2.64	(2.03)	(.90)	2.56
Diluted (4)	5.91	2.57	(2.03)	(.90)	2.54
Net income (loss):
Basic	6.12	(16.94)	(1.95)	.90	4.76
Diluted (4)	5.91	(16.49)	(1.95)	.90	4.72

(1)	Per common share data is based on the Company’s predecessor’s (former Aetna) common shares and share equivalents through December 13, 2000 and Aetna Inc. thereafter.

(2)	Prior to December 13, 2000, dividends were declared and paid by former Aetna to its shareholders and therefore such dividends are not included herein.

(3)	For 1999 (through the redemption date of July 19, 1999), preferred stock dividends of former Aetna are deducted from income from continuing operations and net income as the preferred stock issued by former Aetna was for the acquisition of U.S. Healthcare, Inc. in 1996.

(4)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from earnings per common share computations for those years since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.

See Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,

(Millions, except per common share data)	2003	2002	2001

Revenue:
Health care premiums	$13,235.5	$15,036.1	$19,940.4
Other premiums	1,668.5	1,676.6	1,831.6
Administrative services contract fees	1,884.7	1,842.6	1,835.2
Net investment income	1,095.0	1,250.7	1,411.6
Other income	27.5	38.4	75.9
Net realized capital gains	65.2	34.3	96.1

Total revenue	17,976.4	19,878.7	25,190.8

Benefits and expenses:
Health care costs	10,135.8	12,452.8	17,938.8
Current and future benefits	2,090.8	2,245.5	2,458.3
Operating expenses:
Salaries and related benefits	2,179.1	2,245.2	2,290.4
Other	1,975.4	1,987.4	2,224.6
Interest expense	102.9	119.5	142.8
Amortization of goodwill	—	—	198.1
Amortization of other acquired intangible assets	50.8	130.8	218.5
Severance and facilities charges	—	161.0	192.5
Reductions of reserve for anticipated future losses on discontinued products	—	(8.3)	(94.5)

Total benefits and expenses	16,534.8	19,333.9	25,569.5

Income (loss) from continuing operations before income taxes (benefits)	1,441.6	544.8	(378.7)
Income taxes (benefits):
Current	397.0	193.8	(13.6)
Deferred	110.8	(42.2)	(73.6)

Total income taxes (benefits)	507.8	151.6	(87.2)

Income (loss) from continuing operations	933.8	393.2	(291.5)
Discontinued operations, net of tax (Note 21)	—	50.0	11.4

Income (loss) before cumulative effect adjustments	933.8	443.2	(280.1)
Cumulative effect adjustments, net of tax (Notes 2 and 6)	—	(2,965.7)	.5

Net income (loss)	$933.8	$(2,522.5)	$(279.6)

Earnings (loss) per common share (Note 5):
Basic:
Income (loss) from continuing operations	$6.12	$2.64	$(2.03)
Income from discontinued operations, net of tax	—	.34	.08

Income (loss) before cumulative effect adjustments	6.12	2.98	(1.95)
Cumulative effect adjustments, net of tax	—	(19.92)	—

Net income (loss)	$6.12	$(16.94)	$(1.95)

Diluted (1):
Income (loss) from continuing operations	$5.91	$2.57	$(2.03)
Income from discontinued operations, net of tax	—	.33	.08

Income (loss) before cumulative effect adjustments	5.91	2.90	(1.95)
Cumulative effect adjustments, net of tax	—	(19.39)	—

Net income (loss)	$5.91	$(16.49)	$(1.95)

(1)	Since the Company reported a loss from continuing operations in 2001, the effect of common stock equivalents has been excluded from per common share computations for 2001 since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,

(Millions, except share data)	2003	2002

Assets
Current assets:
Cash and cash equivalents	$1,433.4	$1,802.9
Investment securities	14,990.5	14,013.5
Other investments	103.1	358.0
Premiums receivable, net	318.4	392.0
Other receivables, net	396.0	286.2
Accrued investment income	221.5	214.3
Collateral received under securities loan agreements	827.4	969.0
Loaned securities	810.6	948.2
Deferred income taxes	217.6	311.3
Other current assets	238.3	163.9

Total current assets	19,556.8	19,459.3

Long-term investments	1,521.5	1,754.9
Mortgage loans	1,353.1	1,514.9
Investment real estate	270.4	308.8
Reinsurance recoverables	1,196.3	1,251.8
Goodwill, net	3,679.5	3,618.4
Other acquired intangible assets, net	496.1	546.9
Property and equipment, net	267.5	244.8
Deferred income taxes	396.0	472.5
Other long-term assets	356.2	211.0
Separate Accounts assets	11,856.8	10,664.2

Total assets	$40,950.2	$40,047.5

Liabilities and shareholders’ equity
Current liabilities:
Health care costs payable	$1,888.7	$2,194.1
Future policy benefits	811.1	778.1
Unpaid claims	624.3	590.0
Unearned premiums	203.7	184.1
Policyholders’ funds	1,044.5	1,072.2
Collateral payable under securities loan agreements	827.4	969.0
Income taxes payable	154.7	322.5
Accrued expenses and other current liabilities	1,813.1	1,608.8

Total current liabilities	7,367.5	7,718.8

Future policy benefits	8,085.7	8,333.3
Unpaid claims	1,159.4	1,177.8
Policyholders’ funds	1,529.7	1,867.3
Long-term debt	1,613.7	1,633.2
Other long-term liabilities	1,413.4	1,672.9
Separate Accounts liabilities	11,856.8	10,664.2

Total liabilities	33,026.2	33,067.5

Commitments and contingent liabilities (Notes 8 and 20)
Shareholders’ equity:
Common stock and additional paid-in capital ($.01 par value, 748,624,161 shares authorized, 152,523,670 issued and outstanding in 2003 and $.01 par value, 756,277,772 shares authorized, 149,966,082 issued and outstanding in 2002)	4,024.8	4,070.9
Accumulated other comprehensive loss	(408.0)	(470.4)
Retained earnings	4,307.2	3,379.5

Total shareholders’ equity	7,924.0	6,980.0

Total liabilities and shareholders’ equity	$40,950.2	$40,047.5

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

			Accumulated Other
		Common	Comprehensive Income (Loss)
		Stock and
		Additional	Unrealized			Minimum
		Paid-in	Gains on	Foreign		Pension	Retained
(Millions, except share data)	Total	Capital	Securities	Currency	Derivatives	Liability	Earnings

Balances at December 31, 2000	$10,127.1	$3,898.7	$29.4	$5.7	$—	$—	$6,193.3

Comprehensive income:
Net loss	(279.6)						(279.6)
Other comprehensive income, net of tax:
Net unrealized gains on securities ($57.2 pretax) (1)	37.2		37.2
Net foreign currency losses ($(1.1) pretax)	(.7)			(.7)
Net derivative losses ($(4.8) pretax) (1)	(3.1)				(3.1)

Other comprehensive income	33.4

Total comprehensive loss	(246.2)

Common shares issued for benefit plans (4,247,361 shares)	110.7	110.7
Repurchase of common shares (2,600,000 shares)	(95.6)	(95.6)
Common stock dividends	(5.7)						(5.7)

Balances at December 31, 2001	9,890.3	3,913.8	66.6	5.0	(3.1)	—	5,908.0

Comprehensive income:
Net loss	(2,522.5)						(2,522.5)
Other comprehensive loss, net of tax:
Net unrealized gains on securities ($331.4 pretax) (1)	215.4		215.4
Net foreign currency gains ($.7 pretax)	.5			.5
Net derivative gains ($.6 pretax) (1)	.4				.4
Minimum pension liability adjustment ($(1,161.8) pretax)	(755.2)					(755.2)

Other comprehensive loss	(538.9)

Total comprehensive loss	(3,061.4)

Common shares issued for benefit plans (9,320,601 shares)	322.3	322.3
Repurchase of common shares (3,620,431 shares)	(165.2)	(165.2)
Common stock dividends	(6.0)						(6.0)

Balances at December 31, 2002	6,980.0	4,070.9	282.0	5.5	(2.7)	(755.2)	3,379.5

Comprehensive income:
Net Income	933.8						933.8
Other comprehensive income, net of tax:
Net unrealized gains on securities ($8.7 pretax) (1)	5.6		5.6
Net foreign currency gains ($6.7 pretax)	4.3			4.3
Net derivative gains ($1.1 pretax) (1)	0.7				0.7
Minimum pension liability adjustment ($79.6 pretax)	51.8					51.8

Other comprehensive income	62.4

Total comprehensive income	996.2

Common shares issued for benefit plans (10,211,199 shares)	399.1	399.1
Repurchase of common shares (7,653,611 shares)	(445.2)	(445.2)
Common stock dividends	(6.1)						(6.1)

Balances at December 31, 2003	$7,924.0	$4,024.8	$287.6	$9.8	$(2.0)	$(703.4)	$4,307.2

(1) Net of reclassification adjustments (Refer to Note 10).

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,

(Millions)	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$933.8	$(2,522.5)	$(279.6)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Cumulative effect adjustments	—	2,965.7	(.7)
Income from discontinued operations	—	(50.0)	(11.4)
Severance and facilities charges	—	161.0	192.5
Physician class action settlement charge	115.4	—	—
Amortization of goodwill	—	—	198.1
Amortization of other acquired intangible assets	50.8	130.8	218.5
Depreciation and other amortization	148.8	170.7	181.0
Amortization (accretion) of net investment premium (discount)	54.2	11.3	(26.3)
Net realized capital gains	(65.2)	(34.3)	(96.1)
Changes in assets and liabilities:
(Increase) decrease in accrued investment income	(7.2)	18.0	28.0
Decrease in premiums due and other receivables	150.1	352.9	495.8
Net change in income taxes	16.3	218.4	(230.8)
Net change in other assets and other liabilities	(369.4)	(64.8)	(271.0)
Net decrease in health care and insurance liabilities	(597.2)	(1,046.7)	(432.0)
Other, net	(59.8)	(4.1)	—

Net cash provided by (used for) operating activities	370.6	306.4	(34.0)

Cash flows from investing activities:
Proceeds from sales and investment maturities of:
Debt securities available for sale	12,623.6	15,679.9	17,561.8
Equity securities	53.5	251.2	239.5
Mortgage loans	565.7	602.3	400.8
Investment real estate	90.4	74.3	6.3
Other investments	2,403.6	3,321.0	4,866.5
Cost of investments in:
Debt securities available for sale	(13,250.3)	(15,452.3)	(16,930.7)
Equity securities	(20.7)	(114.9)	(288.1)
Mortgage loans	(239.9)	(296.3)	(226.4)
Investment real estate	(66.8)	(47.6)	(17.9)
Other investments	(2,059.2)	(3,251.4)	(5,145.3)
Increase in property and equipment	(210.8)	(155.5)	(142.6)
Cash used for acquisition, net of cash acquired	(53.5)	—	—

Net cash (used for) provided by investing activities	(164.4)	610.7	323.9

Cash flows from financing activities:
Deposits and interest credited for investment contracts	94.4	127.1	170.4
Withdrawals of investment contracts	(502.4)	(592.1)	(795.0)
Issuance of long-term debt	—	—	1,566.1
Repayment of short-term debt	—	(109.7)	(1,482.5)
Common shares issued under benefit plans	293.6	233.5	98.1
Common shares repurchased	(445.2)	(165.2)	(95.6)
Dividends paid to shareholders	(6.1)	(6.0)	(5.7)
Other, net	(10.0)	—	—

Net cash used for financing activities	(575.7)	(512.4)	(544.2)

Net (decrease) increase in cash and cash equivalents	(369.5)	404.7	(254.3)
Cash and cash equivalents, beginning of year	1,802.9	1,398.2	1,652.5

Cash and cash equivalents, end of year	$1,433.4	$1,802.9	$1,398.2

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.     Organization

The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”). The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”), and not the Company, assumes all or a majority of this risk). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit products. Health plans also include a consumer-directed plan that combines traditional HMO, POS or PPO coverage, subject to a deductible , with a benefit account, allowing members greater flexibility. The Group Insurance segment includes group life insurance products offered on a risk basis, as well as group disability and long-term care insurance products offered on both a risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products. (Refer to Note 12 for additional information.)

The three segments are distinct businesses that offer different products and services. The Company’s Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and any other items, such as severance and facilities charges and reductions of the reserve for anticipated future losses on discontinued products) (Refer to Note 19 for segment financial information).

2.     Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Aetna and subsidiaries that the Company controls. All significant intercompany balances have been eliminated in consolidation. Certain reclassifications have been made to the 2002 and 2001 financial information to conform to the 2003 presentation.

New Accounting Standards

Accounting and Disclosure of Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), modifying the recognition and disclosure requirements of a company’s guarantee arrangements. Effective January 1, 2003, FIN 45 requires a company that modifies existing or enters into guarantee arrangements to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also requires disclosure of all guarantees, regardless of when the guarantee originated, effective December 31, 2002. The adoption of the accounting provisions of FIN 45 did not have a material effect on the Company’s financial position or results of operations. (Refer to Note 20 for additional information.)

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Financial Accounting Standard (“FAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard, effective for actions initiated after December 31, 2002, superceded previous accounting guidance and requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of FAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

Accounting for Variable Interest Entities (“VIE”)

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation requires the Company to consolidate a VIE if the entity meets certain criteria and the Company is considered the primary beneficiary of the VIE (such as where the Company has a direct or indirect ability to make significant decisions of the entity or the obligation to absorb a majority of the entity’s expected losses or gains). FIN 46 also requires additional disclosure of the Company’s relationship with a VIE regardless of whether the Company is the primary beneficiary.

In December 2003, the FASB issued a revision to Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46-R”). FIN 46-R amended certain provisions of FIN 46 and delayed implementation for entities that are not considered special purpose entities until the first quarter of 2004. As of December 31, 2003, the Company has no investments that are considered special purpose entities.

The Company does not have any material relationships with VIEs which would require consolidation. The Company does have relationships with certain real estate partnerships that are considered VIEs. However, the Company would not be considered the primary beneficiary. The Company records the amount of its investment in these partnerships as an asset on its Consolidated Balance Sheet and recognizes its share of partnership income or losses in earnings. The Company’s maximum exposure to loss as a result of its investment in these partnerships is its investment balance at December 31, 2003 of approximately $125 million and the risk of recapture of tax credits previously recognized, which the Company does not believe is significant. The partnerships construct, own and manage low-income housing developments and had total assets of approximately $1.3 billion as of December 31, 2003.

Effective September 15, 2003, the Company’s leasing program with an independent third party grantor trust (primarily for the lease of a corporate aircraft and certain office furniture), accounted for as an operating lease under previous accounting standards, was terminated, and the Company purchased those assets for cash. The Company would have been required to consolidate this grantor trust in accordance with the requirements of FIN 46.

Disclosures of Other-than-Temporary Impairments

During 2003, the FASB’s Emerging Issues Task Force (“EITF”) discussed Issue No. 03-01, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments. The EITF raised this issue to determine the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity, and investments accounted for under the cost method or the equity method. In November 2003, the EITF reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The consensus on disclosure requirements is effective for fiscal years ending on or after December 31, 2003. (Refer to Note 7 for additional information.) The EITF is expected to discuss the development of other-than-temporary impairment models at future meetings.

Accounting for Derivatives

In April 2003, the FASB issued FAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities (“FAS 149”), which amends FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 amends and clarifies the definition of a derivative, expands the nature of exemptions from FAS No. 133, clarifies the application of hedge accounting when using certain instruments, clarifies the application of FAS No. 133 to embedded derivatives and modifies the cash flow presentation of derivative instruments containing financing elements. FAS No. 149 is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. The implementation of FAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

Disclosures of Pension Plans and Other Post Employment Benefit Plans

In December 2003, the FASB issued a revision to FAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“FAS 132-R”). FAS 132-R retains the original disclosure provisions of FAS No. 132, and adds new disclosures about plan assets, investment strategy, plan obligations and cash flows. FAS 132-R is effective December 31, 2003. (Refer to Note 14 for additional information.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates. The Company considers the following accounting policies, requiring significant estimates, critical when preparing its consolidated financial statements: Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts), Health Care and Insurance Liabilities, Investment Securities, Goodwill and Other Acquired Intangible Assets, and Defined Benefit Pension and Other Post-Retirement Benefit Plans.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and other debt securities with a maturity of 90 days or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

Investments

Investment Securities

Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, money market instruments and other debt and equity securities. The Company has determined that its investment securities are available for use in current operations and, accordingly, has classified such securities as current without regard to contractual maturity dates. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company regularly reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in fair value is considered other-than-temporary, the cost basis/carrying amount of the security is written down and the amount of the write-down is included in results of operations. The Company does not accrue interest on debt securities when management believes the collection of interest is unlikely.

Long-Term Investments

Long-term investments consist primarily of equity securities subject to restrictions on disposition, limited partnerships and restricted assets. Limited partnerships are accounted for under the equity method when the Company exercises significant influence. Restricted assets consist of debt securities on deposit as required by regulatory authorities.

Fair Value of Investments

The Company has classified its investment securities as available-for-sale and carries them at fair value. Fair values for such securities are based on quoted market prices or dealer quotes. Non-traded debt securities are priced independently by a third party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Such securities are classified as loaned securities on the Consolidated Balance Sheets. Initial collateral, primarily cash, is required at a rate of 102% of the fair value of a loaned domestic security and 105% of the fair value of a loaned foreign security. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates. The collateral is deposited by the borrower with an independent lending agent, and retained and invested by the lending agent according to the Company’s guidelines to generate additional income.

Mortgage Loans

Mortgage loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying such policy. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. The Company accrues interest income on impaired loans to the extent it is deemed collectable and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. Mortgage loans with a maturity date of less than one year from the balance sheet date are reported in other investments in the Consolidated Balance Sheets.

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

Investment Real Estate

Investment real estate, which the Company intends to hold for the production of income, is carried at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is generally calculated using the straight-line method based on the estimated useful life of each asset. Properties held-for-sale are carried at the lower of carrying value or fair value less estimated selling costs. Adjustments to the carrying value of properties held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below carrying value. Fair value is generally estimated using a discounted future cash flow analysis in conjunction with comparable sales information. Property valuations are reviewed by the Company’s investment management group. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

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

Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds in the Consolidated Balance Sheets and are determined on a specific identification basis. Experience-rated products are products in the Large Case Pensions business where the contract holder, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company. The effect of investment performance is allocated to contract holders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact the Company’s results of operations (as long as minimum guarantees are not triggered). Net investment income supporting Large Case Pensions experience-rated products is included in net investment income in the Consolidated Statements of Income, which is credited to contract holders in current and future benefits.

When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact the Company’s results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in the Consolidated Balance Sheets. (Refer to Note 12 for additional information.)

Derivative Instruments

The Company’s Use of Derivatives

The Company uses derivative instruments (“derivatives”) in order to manage interest rate, foreign exchange and price risk (collectively, “market risk”). By using derivatives to manage market risk, the Company exposes itself to credit risk and additional market risk.

Credit risk is the exposure to loss if a counterparty fails to perform under the terms of the derivative contract. The Company generally does not require collateral or other security for its derivatives, but may be required to post collateral under certain circumstances. However, the Company minimizes its credit risk by entering into transactions with counterparties that maintain high credit ratings, as well as by limiting single counterparty exposure and monitoring the financial condition of counterparties. Market risk is the exposure to changes in the market price of the underlying instrument and the related derivative. Such price changes result from movements in interest rates, foreign exchange and equity markets, and as a result, assets and liabilities will appreciate or depreciate in market value.

The Company uses primarily futures contracts, forward contracts, interest rate swap agreements and warrants to manage market risk.

Futures contracts represent commitments either to purchase or to sell securities at a specified future date and specified price. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk. Forward contracts are agreements to exchange fixed amounts of two different financial instruments or currencies at a specified future date and specified price. Interest rate swap agreements are contracts to exchange interest payments on a specified principal (notional) amount for a specified period.

From time to time, the Company uses option contracts for the purpose of increasing net investment income. Option contracts grant the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument at a given price during a specified period.

Derivatives are recognized in the Company’s Consolidated Balance Sheets in Other Investments at fair value. The fair value of derivatives is estimated based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the contracts were terminated.

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

At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for the hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities in the Company’s Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

For a derivative designated as a fair value hedge, changes in the fair value, along with the gain or loss on the related hedged asset or liability, are recorded in current period results of operations. For a derivative designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the Consolidated Statements of Income when the hedged item affects results of operations. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in results of operations immediately. If the derivative is not designated as a hedge, the gain or loss is recognized in results of operations in the period of change.

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

If hedge accounting is discontinued, the derivative will continue to be carried in the Company’s Consolidated Balance Sheets at its fair value. When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, the related hedged asset or liability will no longer be adjusted for fair value changes. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the accumulated gains and losses included in accumulated other comprehensive income will be recognized immediately in results of operations. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recorded pursuant to the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current period results of operations. In all other situations in which hedge accounting is discontinued, changes in the fair value of the derivative are recognized in current period results of operations.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in certain aspects of its insurance business as well as the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products (Refer to Note 18 for additional information). The Company does not transfer any portion of the financial risk associated with our HMO business to third parties.

Goodwill

As of January 1, 2002, the Company adopted FAS No. 142, Goodwill and Other Intangible Assets. This standard eliminated goodwill amortization from the Consolidated Statements of Income and required an evaluation of goodwill for impairment (at the reporting unit level) upon adoption of this standard, as well as an annual test, or more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The Company’s only reporting unit with goodwill and acquired intangible assets is its Health Care business, which is also a reportable segment. Upon adoption, the Company performed a transitional impairment test on its Health Care reporting unit. As a result of this impairment test, the Company recorded an impairment of approximately $3 billion during the first quarter of 2002, which is classified as a cumulative effect adjustment for the year ended December 31, 2002. Subsequent impairments, if any, would be classified as an operating expense. During the fourth quarter of 2003 and 2002, the Company performed an annual impairment test, in conjunction with its annual planning process, and determined there were no impairment losses related to goodwill and other acquired intangible assets.

The Company’s measurement of fair value, utilized in its transitional impairment test, was based on an evaluation of future discounted cash flows, public company trading multiples and merger and acquisition transaction multiples. The Company’s fourth quarter 2003 and 2002 annual impairment test was based on an evaluation of future discounted cash flows. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered several earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management’s best estimates of projected future cash flows. The Company’s discounted cash flow evaluations used a range of discount rates that corresponds to the Company’s weighted-average cost of capital. These discount rate ranges are consistent with that used for investment decisions and take into account the specific and detailed operating plans and strategies of the Health Care reporting unit. Certain other key assumptions utilized, including changes in membership, revenue, medical costs, operating expenses and effective tax rates, are based on reasonable estimates consistent with those utilized in the Company’s annual planning process. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected.

Upon adoption of FAS No. 142, the transition provisions of FAS No. 141, Business Combinations, also became effective. FAS No. 141 specified criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria qualify for recording in the balance sheet and continue to be amortized over their useful lives in the Consolidated Statement of Income. Such intangible assets are subject to a periodic impairment test based on estimated fair value. As a result of adopting FAS No. 141, the Company reclassified the carrying value of its work force acquired intangible asset of $25.3 million at December 31, 2001 to goodwill. Refer to Note 6 for more detail on the Company’s goodwill and other acquired intangible assets.

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

Property and Equipment and Other Acquired Intangible Assets

Property and equipment and other acquired intangible assets are reported at historical cost net of accumulated depreciation or amortization. At December 31, 2003 and 2002, the historical cost of property and equipment was approximately $.9 billion, and the related accumulated depreciation was approximately $.6 billion. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

The Company regularly evaluates whether events or changes in circumstances indicate that the carrying amount of property and equipment and other acquired intangible assets may not be recoverable. If it is determined that an asset may not be recoverable, the Company estimates the future undiscounted cash flows (grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities) expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Separate Accounts

Separate Accounts assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in the Consolidated Statements of Income. Management fees charged to contract holders are included in other income and recognized over the period earned.

Health Care and Insurance Liabilities

Health care costs payable consist principally of unpaid fee-for-service health care, dental care and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s HMO, POS, PPO and indemnity products. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. Changes in estimates are recorded in health care costs in the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs (e.g., social security). Reserves for claims incurred but not reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.3 billion as of December 31, 2003 and 2002. The undiscounted value of these unpaid claim liabilities were $2.0 billion and $1.9 billion at December 31, 2003 and 2002, respectively. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 6.0% to 6.6% in 2003 and 6.3% to 6.9% in 2002 (except for experience-rated contracts where the discount rates are set at contractually specified levels). The estimates of unpaid claims are subject to change due to changes in the underlying experience of the contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the Consolidated Statements of Income in the period they are determined.

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 15.9% in 2003 and 2002. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 9.5% in 2003 and 2002. The present value of future benefits is based upon mortality, morbidity and interest rate assumptions.

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. In 2003, interest rates for pension and annuity investment contracts ranged from 1.0% to 13.4% and rates for group life and health contracts ranged from .7% to 5.4%. In 2002, interest rates for pension and annuity investment contracts ranged from 1.6% to 15.9% and rates for group life and health contracts ranged from 1.3% to 6.8%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.

Health care and insurance liabilities are reviewed periodically, with any necessary adjustments reflected during the current period in results of operations. While the ultimate amount of claims and related expenses are dependent on future developments, it is management’s opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities in the Consolidated Balance Sheets.

Deferred Acquisition Costs

Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to the Company’s prepaid health care and health indemnity contracts are expensed as incurred. The Company defers certain acquisition costs related to its long-term care products. Such deferred costs were not material to the Company’s financial position or results of operations as of December 31, 2003 or 2002 and are included in other long-term assets in the Company’s Consolidated Balance Sheets.

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

Revenue Recognition

Health care premiums associated with the Company’s prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations (retroactivity adjustments) and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in the Consolidated Balance Sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $80 million and $127 million at December 31, 2003 and 2002, respectively, and is included in premiums receivable in the Consolidated Balance Sheets. The balance of the allowance for uncollectable accounts on other receivables was $71 million and $91 million at December 31, 2003 and 2002, respectively, and is included in other receivables in the Consolidated Balance Sheets.

Some of the Company’s contracts allow for premiums to be adjusted to reflect actual experience. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

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

Other income includes charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits in the Consolidated Statements of Income.

Revenues from the Company’s recently purchased mail order pharmacy facility are shown net of pharmaceutical and processing costs. Gross pharmaceutical revenue related to services provided to the Company’s ASC customers for the year ended December 31, 2003 was $139 million, which is reported net of pharmaceutical and processing costs of $138 million, and is reported as other income. Gross pharmaceutical revenue relating to services provided to the Company’s Risk members of $39 million are reported as health care costs, net of pharmaceutical and processing costs of $163 million.

Allocation of Operating Expenses

The Company allocates to the business segments centrally incurred costs associated with specific internal goods or services provided to the Company, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Interest in segment financial information. (Refer to Note 19 for additional information.)

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

Stock-Based Compensation

At December 31, 2003, the Company had various stock-based employee incentive plans. (Refer to Note 14 for additional information.) The Company uses the intrinsic value method of accounting for stock-based awards granted to employees. Accordingly, compensation cost is not recognized when the exercise price of an employee stock option equals or exceeds the fair value of the stock on the date the option is granted. The following table illustrates the pro forma net income (loss) and pro forma earnings per share as if the Company had applied the fair value based method of accounting to all awards of stock-based employee compensation.

(Millions, except per common share data)	2003	2002	2001

Net income (loss), as reported	$933.8	$(2,522.5)	$(279.6)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	40.1	27.4	2.1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(81.0)	(59.4)	(13.0)

Pro forma net income (loss)	$892.9	$(2,554.5)	$(290.5)

Earnings (loss) per common share (1):
Basic - as reported	$6.12	$(16.94)	$(1.95)
Basic - pro forma	5.85	(17.15)	(2.03)
Diluted - as reported	5.91	(16.49)	(1.95)
Diluted - pro forma	5.64	(16.69)	(2.03)

(1)	Since the Company reported a loss from continuing operations in 2001, the effect of common stock equivalents has been excluded from per common share computations for 2001 since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

The fair value of the employee stock options included in the pro forma amounts was estimated as of the grant date using the Modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001

Dividend yield	.1%	.1%	.1%
Expected volatility	40%	40%	40%
Risk-free interest rate	3%	4%	5%
Expected life	5 years	5 years	5 years

The weighted-average grant date fair values for the Company’s options granted in 2003, 2002 and 2001 were $16.40, $15.06 and $11.68, respectively.

3.     Acquisitions and Dispositions

Acquisition of The Chickering Group

In December 2003, the Company purchased The Chickering Group (“Chickering”). Chickering sells and services health benefits underwritten by Aetna Life Insurance Company (“ALIC”), a wholly-owned subsidiary of the Company, to students enrolled in colleges and universities. In addition, the Company may be required to pay a nominal amount of contingent consideration if certain future premium targets are met. The Company recorded goodwill of approximately $61 million which represents the purchase price in excess of the fair value of the net assets acquired.

Exit of Certain Medicare Service Areas

The Company’s Medicare Advantage (formerly Medicare+Choice) contracts with the federal government are renewable for a one-year period each January 1. In September 2003, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent to offer a Medicare Advantage option in 2004 in all of the markets it served in 2003. In September 2002, the Company notified the CMS of its intent not to renew its Medicare Advantage contracts for 2003 for individuals in a number of Medicare service areas affecting approximately 9,000 members, or approximately 8% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare Advantage contracts became effective on January 1, 2003. In September 2001, the Company notified CMS of its intent to exit a number of Medicare service areas affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare Advantage contracts became effective on January 1, 2002. Effective January 1, 2001, the Company exited a number of Medicare service areas affecting approximately 260,000 members, or approximately 47% of the Company’s total Medicare membership prior to this exit.

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

4.     Health Care Costs Payable

The following table shows the components of the change in health care costs payable.

(Millions)	2003		2002		2001

Health care costs payable, beginning of the period	$2,194.1		$2,986.7		$3,171.1
Less: Reinsurance recoverables	6.7		10.3		32.8

Health care costs payable, beginning of the period - net	2,187.4		2,976.4		3,138.3
Add: components of incurred health care costs
Current period health care costs	10,363.5		12,523.7		17,894.9
Changes in prior periods’ estimates (1)	(227.7	)(2)	(70.9	)(3)	43.9	(4)

Total incurred health care costs	10,135.8		12,452.8		17,938.8

Less: claims paid
Current period	8,806.5		10,668.2		15,266.3
Prior periods	1,634.5		2,573.6		2,834.4

Total claims paid	10,441.0		13,241.8		18,100.7

Health care costs payable, end of period - net	1,882.2		2,187.4		2,976.4
Add: Reinsurance recoverables	6.5		6.7		10.3

Health care costs payable, end of period	$1,888.7		$2,194.1		$2,986.7

(1)	Changes in prior periods’ estimates represents the effect of (favorable) unfavorable development of prior period health care cost estimates on current year results of operations, at each financial statement date.

(2)	Reflects favorable development of prior period health care cost estimates of approximately $215 million ($140 million after tax) for Commercial Risk and approximately $13 million ($8 million after tax) for Medicare HMO. Commercial Risk includes all medical and dental risk products, except Medicare HMO and Medicaid. The favorable development for Commercial Risk is primarily a result of the actual claim submission time for 2002 health care claims being shorter than the Company had anticipated in determining its health care costs payable at December 31, 2002.

(3)	Reflects favorable development of prior period health care cost estimates of approximately $36 million ($23 million after tax) for Commercial Risk and approximately $35 million ($23 million after tax) for Medicare HMO.

(4)	Reflects primarily unfavorable development of prior period health care cost estimates related to certain Medicare HMO markets the Company exited on January 1, 2001.

5.     Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share (“EPS”) is as follows:

	Income (Loss)	Shares	Per Common
(Millions, except EPS data)	(Numerator)	(Denominator)	Share Amount

2003
Basic EPS:
Income from continuing operations	$933.8	152.7	$6.12

Effect of dilutive securities:
Stock options and other (1)		5.4

Diluted EPS:
Income from continuing operations and assumed conversions	$933.8	158.1	$5.91

2002
Basic EPS:
Income from continuing operations	$393.2	148.9	$2.64

Effect of dilutive securities:
Stock options and other (2)		4.0

Diluted EPS:
Income from continuing operations and assumed conversions	$393.2	152.9	$2.57

2001
Basic and Diluted EPS:
Loss from continuing operations (3)	$(291.5)	143.2	$(2.03)

(1)	Options to purchase shares of common stock for 2003 of .1 million shares (with exercise prices ranging from $55.27 to $67.46) were not included in the calculation of diluted earnings per common share because the options’ exercise prices were greater than the average market price of common shares during such period.

(2)	Options to purchase shares of common stock for 2002 of 7.2 million shares (with exercise prices ranging from $40.90 to $54.21) were not included in the calculation of diluted earnings per common share because the options’ exercise prices were greater than the average market price of common shares during such period.

(3)	Since the Company reported a loss from continuing operations for 2001, options to purchase 30.0 million shares (with exercise prices ranging from $12.89 to $54.21) were not included in per common share calculations, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

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

(Millions)

Balance at December 31, 2001	$6,583.8
Impairment loss	(2,965.7)
Reclassification of work force	25.3
Goodwill adjustment (1)	(25.0)

Balance at December 31, 2002	3,618.4

Goodwill acquired (2)	61.1

Balance at December 31, 2003	$3,679.5

(1)	Represents the post-acquisition adjustment of deferred tax liabilities established in purchase accounting relating to former Aetna’s 1996 acquisition of U.S. Healthcare, Inc. This post-acquisition adjustment was the result of the conclusion of several Internal Revenue Service audit issues during the first quarter of 2002.

(2)	In December 2003, the Company purchased The Chickering Group. The Company recorded goodwill of approximately $61 million representing the purchase price in excess of the fair value of the net assets acquired. Refer to Note 3 for additional information.

For comparative purposes, the following table adjusts net income (loss) and basic and diluted EPS for the year ended December 31, 2001, as if the work force asset were reclassified and amortization of goodwill had ceased at the beginning of 2001.

(Millions, except EPS data)	2003	2002	2001

Reported net income (loss)	$933.8	$(2,522.5)	$(279.6)
Add back: Goodwill amortization	—	—	195.3
Add back: Work force amortization	—	—	8.1

Adjusted net income (loss)	$933.8	$(2,522.5)	$(76.2)

Basic EPS:
Reported net income (loss)	$6.12	$(16.94)	$(1.95)
Add back: Goodwill amortization	—	—	1.36
Add back: Work force amortization	—	—	.06

Adjusted net income (loss)	$6.12	$(16.94)	$(.53)

Diluted EPS: (1)
Reported net income (loss)	$5.91	$(16.49)	$(1.95)
Add back: Goodwill amortization	—	—	1.36
Add back: Work force amortization	—	—	.06

Adjusted net income (loss)	$5.91	$(16.49)	$(.53)

(1)	Since the Company reported a loss from continuing operations for 2001, the effect of common stock equivalents has been excluded from per common share computations for 2001, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.

Other acquired intangible assets at December 31, 2003 and 2002 were as follows:

		Accumulated		Amortization
December 31, 2003 (Millions)	Cost	Amortization	Net Balance	Period (Years)

Other acquired intangible assets:
Provider networks	$677.2	$197.2	$480.0	20-25
Customer lists	919.0	903.0	16.0	5-7
Other	69.2	69.1	.1	3-5

Total other acquired intangible assets	$1,665.4	$1,169.3	$496.1

December 31, 2002
Other acquired intangible assets:
Provider networks	$677.2	$169.3	$507.9	20-25
Customer lists	919.0	880.2	38.8	5-7
Other	69.2	69.0	.2	3-5

Total other acquired intangible assets	$1,665.4	$1,118.5	$546.9

Annual pretax amortization for other acquired intangible assets over the next five calendar years is estimated to be as follows:

(Millions)

2004	$42.5
2005	29.4
2006	27.8
2007	27.8
2008	27.8

7.     Investments

Investment securities at December 31 were as follows:

(Millions)	2003	2002

Debt securities available for sale	$14,446.6	$13,379.1
Equity securities	57.8	29.1
Other investment securities (primarily short-term debt instruments)	486.1	605.3

Total investment securities	$14,990.5	$14,013.5

Debt securities available for sale (including loaned securities) at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2003 (Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$938.7	$5.9	$1.7	$942.9
States, municipalities and political subdivisions	1,205.2	44.5	.4	1,249.3
U.S. corporate securities:
Utilities	673.4	54.7	2.1	726.0
Financial	1,553.0	96.0	4.7	1,644.3
Transportation/Capital goods	1,011.1	83.0	.4	1,093.7
Health care/Consumer products	1,308.1	105.5	1.3	1,412.3
Natural resources	741.5	68.0	2.7	806.8
Other corporate securities	1,297.7	138.2	2.2	1,433.7

Total U.S. corporate securities	6,584.8	545.4	13.4	7,116.8

Foreign:
Government, including political subdivisions	602.4	38.3	1.7	639.0
Utilities	35.7	1.7	—	37.4
Other	1,362.1	132.8	4.6	1,490.3

Total foreign securities	2,000.2	172.8	6.3	2,166.7

Residential mortgage-backed securities:
Pass-throughs	1,684.6	34.9	5.8	1,713.7
Collateralized mortgage obligations	3.2	—	—	3.2

Total residential mortgage-backed securities	1,687.8	34.9	5.8	1,716.9

Commercial/Multifamily mortgage-backed securities (1)(2)	1,220.2	107.5	10.9	1,316.8
Other asset-backed securities	450.7	6.5	.9	456.3

Total bonds	14,087.6	917.5	39.4	14,965.7
Redeemable preferred stocks	251.0	40.5	—	291.5

Total available-for-sale debt securities (3)	$14,338.6	$958.0	$39.4	$15,257.2

(1)	Includes approximately $145.5 million of subordinate and residual certificates at December 31, 2003 from a 1997 commercial mortgage loan securitization which were retained by the Company.

(2)	Includes approximately $88.8 million of subordinate and residual certificates at December 31, 2003 from a 1995 commercial mortgage loan securitization which were retained by the Company.

(3)	Includes approximately $810.6 million of loaned securities at December 31, 2003.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2002 (Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$991.7	$13.9	$—	$1,005.6
States, municipalities and political subdivisions	1,033.5	44.7	.4	1,077.8
U.S. corporate securities:
Utilities	610.0	35.8	18.8	627.0
Financial	1,697.5	118.6	6.7	1,809.4
Transportation/Capital goods	835.6	82.7	15.5	902.8
Health care/Consumer products	808.1	63.3	10.8	860.6
Natural resources	851.6	87.5	1.2	937.9
Other corporate securities	1,463.3	130.4	8.9	1,584.8

Total U.S. corporate securities	6,266.1	518.3	61.9	6,722.5

Foreign:
Government, including political subdivisions	609.4	30.3	4.8	634.9
Utilities	28.2	.7	.6	28.3
Other	1,281.5	122.2	5.7	1,398.0

Total foreign securities	1,919.1	153.2	11.1	2,061.2

Residential mortgage-backed securities:
Pass-throughs	1,572.5	64.0	—	1,636.5
Collateralized mortgage obligations	20.8	.2	—	21.0

Total residential mortgage-backed securities	1,593.3	64.2	—	1,657.5

Commercial/Multifamily mortgage-backed securities (1)(2)	1,199.5	127.8	11.1	1,316.2
Other asset-backed securities	309.8	10.9	3.3	317.4

Total bonds	13,313.0	933.0	87.8	14,158.2
Redeemable preferred stocks	154.9	16.5	2.3	169.1

Total available-for-sale debt securities (3)	$13,467.9	$949.5	$90.1	$14,327.3

(1)	Includes approximately $154.2 million of subordinate and residual certificates at December 31, 2002 from a 1997 commercial mortgage loan securitization which were retained by the Company.

(2)	Includes approximately $89.8 million of subordinate and residual certificates at December 31, 2002 from a 1995 commercial mortgage loan securitization which were retained by the Company.

(3)	Includes approximately $948.2 million of loaned securities at December 31, 2002.

Debt securities available for sale (including loaned securities) supporting discontinued, experience-rated and remaining products at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2003 (Millions)	Cost	Gains	Losses	Value

Supporting discontinued products	$3,281.8	$334.8	$9.3	$3,607.3
Supporting experience-rated products	2,060.0	182.3	5.9	2,236.4
Supporting remaining products	8,996.8	440.9	24.2	9,413.5

Total available-for-sale debt securities	$14,338.6	$958.0	$39.4	$15,257.2

2002
Supporting discontinued products	$3,353.5	$333.3	$38.7	$3,648.1
Supporting experience-rated products	2,144.7	174.1	15.6	2,303.2
Supporting remaining products	7,969.7	442.1	35.8	8,376.0

Total available-for-sale debt securities	$13,467.9	$949.5	$90.1	$14,327.3

The carrying and fair value of debt securities is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

	Amortized	Fair
2003 (Millions)	Cost	Value

Due to mature:
One year or less	$730.3	$764.0
After one year through five years	2,668.9	2,776.1
After five years through ten years	3,485.0	3,695.1
After ten years	4,095.6	4,532.0
Mortgage-backed securities	2,908.1	3,033.7
Other asset-backed securities	450.7	456.3

Total	$14,338.6	$15,257.2

At December 31, 2003 and 2002, debt securities carried at $637 million and $748 million, respectively, were on deposit as required by regulatory authorities. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

At December 31, 2003 and 2002, net unrealized gains on debt securities included $326 million and $295 million, respectively, related to discontinued products (refer to Note 12 for additional information) and $176 million and $159 million, respectively, related to experience-rated contracts, which were not reflected in accumulated other comprehensive loss in shareholders’ equity.

Investments in equity securities at December 31 were as follows:

(Millions)	2003	2002

Cost	$64.9	$91.3
Gross unrealized capital gains	20.1	6.5
Gross unrealized capital losses	(.2)	(4.6)

Fair value	84.8	93.2
Less: amount included in long-term investments	27.0	64.1

Equity securities (included in investment securities)	$57.8	$29.1

As of December 31, 2003, the amount of gross unrealized losses and related fair value for debt and equity securities were as follows:

	Less than 12 months		Greater than 12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Supporting discontinued and experienced-rated products:
Debt securities:
U.S. treasury obligations	$25.4	$(.1)	$44.7	$(.6)	$70.1	$(.7)
States and political subdivisions	—	—	—	—	—	—
Foreign governments	37.2	(.5)	—	—	37.2	(.5)
Corporate	359.2	(11.5)	49.5	(1.9)	408.7	(13.4)
Federal agency MBS	22.4	(.2)	—	—	22.4	(.2)
Other	24.9	(.4)	—	—	24.9	(.4)

Total debt securities	469.1	(12.7)	94.2	(2.5)	563.3	(15.2)
Equity securities	4.3	(.1)	—	—	4.3	(.1)

Total supporting discontinued and experience-rated products	473.4	(12.8)	94.2	(2.5)	567.6	(15.3)

Supporting remaining products:
Debt securities:
U.S. treasury obligations	473.1	(1.2)	—	—	473.1	(1.2)
States and political subdivisions	37.9	(.2)	—	—	37.9	(.2)
Foreign governments	91.3	(1.2)	.4	(.1)	91.7	(1.3)
Corporate	326.9	(4.3)	.5	(.1)	327.4	(4.4)
Federal agency MBS	362.4	(5.6)	—	—	362.4	(5.6)
Other	161.1	(3.5)	43.6	(8.0)	204.7	(11.5)

Total debt securities	1,452.7	(16.0)	44.5	(8.2)	1,497.2	(24.2)
Equity securities	.1	(.1)	—	—	.1	(.1)

Total supporting remaining products	1,452.8	(16.1)	44.5	(8.2)	1,497.3	(24.3)

Total debt and equity securities	$1,926.2	$(28.9)	$138.7	$(10.7)	$2,064.9	$(39.6)

Unrealized losses greater than twelve months relate primarily to investments in commercial mortgage-backed securities. Based on the Company’s evaluation, there has not been an adverse change in the expected cash flows for these investments and therefore, no other-than-temporary impairment was determined to have occurred during 2003.

Investment real estate holdings at December 31 were as follows:

(Millions)	2003	2002

Properties held for sale	$27.9	$25.9
Investment real estate	257.9	356.2

Gross carrying value of real estate	285.8	382.1
Valuation reserve	(15.4)	(73.3)

Investment real estate	$270.4	$308.8

Accumulated depreciation for investment real estate was $47 million and $67 million at December 31, 2003 and 2002, respectively.

Total real estate write-downs included in the net carrying value of the Company’s real estate holdings at December 31, 2003 and 2002 were $8 million and $117 million, respectively (including $100 million attributable to assets supporting discontinued products for 2002. There were no real estate write-downs attributable to assets supporting discontinued products for 2003.)

At December 31, 2003 and 2002, the Company’s mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2003	2002

South Atlantic	$365.0	$456.0
Middle Atlantic	356.4	601.6
New England	51.0	91.1
South Central	53.0	64.8
North Central	276.1	247.4
Pacific and Mountain	349.5	311.9
Non-U.S.	.2	.4

Total	1,451.2	1,773.2
Less: amount included in Other investments	98.1	258.3

Mortgage loans	$1,353.1	$1,514.9

(Millions)	2003	2002

Office	$549.8	$673.6
Retail	204.7	382.9
Apartment	268.8	205.3
Hotel/Motel	35.0	151.3
Industrial	339.0	315.7
Mixed Use	42.0	32.3
Other	11.9	12.1

Total	1,451.2	1,773.2
Less: amount included in Other investments	98.1	258.3

Mortgage loans	$1,353.1	$1,514.9

At December 31, 2003 and 2002, the total recorded investment in mortgage loans that are considered to be impaired (including problem, restructured and potential problem loans) and related specific reserves were as follows:

	2003		2002

	Total		Total
	Recorded	Specific	Recorded	Specific
(Millions)	Investment	Reserves	Investment	Reserves

Supporting discontinued products	$38.3	$4.5	$18.3	$—
Supporting experience-rated products	36.8	5.5	23.4	6.9
Supporting remaining products	9.6	8.9	9.2	4.5

Total impaired loans (1)	$84.7	$18.9	$50.9	$11.4

(1)	Includes impaired loans at December 31, 2003 and 2002 of $30.1 million and $31.3 million, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

		Supporting
	Supporting	Experience-	Supporting
	Discontinued	Rated	Remaining
(Millions)	Products	Products	Products	Total

Balance at December 31, 2000	$28.4	$12.8	$2.8	$44.0
Provision (charged to realized capital loss)	.2	—	5.4	5.6
Principal write-offs	(13.7)	(.4)	(2.9)	(17.0)

Balance at December 31, 2001 (1)	$14.9	$12.4	$5.3	$32.6
Provision (charged to realized capital loss)	—	.3	.3	.6
Recoveries of previously charged off amounts	(6.2)	(4.5)	(.7)	(11.4)
Principal write-offs	(8.7)	(1.3)	(.4)	(10.4)

Balance at December 31, 2002 (1)	$—	$6.9	$4.5	$11.4
Provision (charged to realized capital loss)	4.5	1.3	4.4	10.2
Recoveries of previously charged off amounts	—	(1.6)	—	(1.6)
Principal write-offs	—	(1.1)	—	(1.1)

Balance at December 31, 2003 (1)	$4.5	$5.5	$8.9	$18.9

(1)	Total reserves at December 31, 2001 include $25.5 million of specific reserves and $7.1 million of general reserves. There were no general reserves at December 31, 2003 or 2002.

Income earned (pretax) and cash received on the average recorded investment in impaired loans for the years ended December 31 were as follows:

	2003			2002			2001

	Average			Average			Average
	Impaired	Income	Cash	Impaired	Income	Cash	Impaired	Income	Cash
(Millions)	Loans	Earned	Received	Loans	Earned	Received	Loans	Earned	Received

Supporting discontinued products	$23.1	$1.6	$1.6	$20.4	$1.6	$1.6	$118.1	$10.6	$12.2
Supporting experience-rated products	25.9	1.6	1.8	41.1	2.9	2.6	44.7	3.9	4.3
Supporting remaining products	9.1	.8	.5	13.4	.8	.6	29.6	1.6	3.0

Total	$58.1	$4.0	$3.9	$74.9	$5.3	$4.8	$192.4	$16.1	$19.5

Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $7 million and $20 million for 2002 and 2001, respectively. There were no such acquisitions in 2003.

8.	Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company’s financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002

	Cost Basis/		Cost Basis/
	Carrying	Estimated Fair	Carrying	Estimated Fair
(Millions)	Value	Value	Value	Value

Assets:
Debt securities	$14,945.5	$15,893.9	$14,170.9	$15,074.8
Equity securities	64.9	84.8	91.3	93.2
Mortgage loans	1,451.2	1,505.6	1,773.2	1,806.2
Derivatives	26.2	26.2	82.9	82.9
Liabilities:
Investment contract liabilities:
With a fixed maturity	519.3	520.3	887.4	904.5
Without a fixed maturity	678.8	618.9	765.5	675.0
Derivatives	3.6	3.6	—	—
Long-term debt	1,613.7	1,791.0	1,633.2	1,769.0

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

In December 2002, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 3.71% at December 31, 2003). In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 2.77% at December 31, 2003). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.28% during 2003. The change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting (no material change in value occurred during the periods ended December 31, 2003 or 2002). The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligate each party to post collateral equal to the fair value of the swap. As of February 25, 2004, the Company was not required to post collateral for either interest rate swap.

9.	Net Investment Income

Sources of net investment income were as follows:

(Millions)	2003	2002	2001

Debt securities	$856.3	$954.4	$1,104.8
Mortgage loans	129.5	224.0	184.9
Other	176.8	115.4	147.8
Investment real estate	36.0	66.6	62.8
Cash equivalents	17.9	28.3	26.2
Equity securities	.2	14.6	2.3
Other investment securities	10.7	14.6	69.9

Gross investment income	1,227.4	1,417.9	1,598.7
Less: investment expenses	132.4	167.2	187.1

Net investment income (1)	$1,095.0	$1,250.7	$1,411.6

(1)	Includes amounts related to experience-rated contract holders of $167.5 million, $221.5 million and $237.5 million during 2003, 2002 and 2001, respectively. Interest credited to contract holders is included in current and future benefits.

10.	Capital Gains and Losses on Investments and Other

Net realized capital gains (losses), excluding amounts related to experience-rated contract holders and discontinued products, on investments were as follows:

(Millions)	2003	2002	2001

Debt securities	$81.7	$25.6	$30.6
Equity securities	(.5)	(15.1)	(.6)
Mortgage loans	(4.4)	4.8	29.8
Investment real estate	(5.8)	(10.5)	(4.7)
Sales of subsidiaries (1)	—	46.0	59.0
Other	(5.8)	(16.5)	(18.0)

Pretax realized capital gains	$65.2	$34.3	$96.1

After-tax realized capital gains	$42.0	$22.3	$73.6

(1)	Includes a pretax realized capital gain of approximately $60.0 million in 2002 and 2001 related to contingent consideration earned by the Company following the sale of its behavioral health subsidiary, Human Affairs International, in 1997.

Net realized capital gains of $45 million, $8 million and $11 million for 2003, 2002 and 2001, respectively, related to experience-rated contract holders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders’ funds. Net realized capital gains (losses) of $111 million, $(58) million and $19 million for 2003, 2002 and 2001, respectively, related to discontinued products were deducted from net realized capital gains and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products.

Proceeds from the sale of debt securities and the related gross gains and losses were as follows (excludes experience-rated contract holders and discontinued products):

(Millions)	2003	2002	2001

Proceeds on sales	$12,623.6	$15,679.9	$17,561.8
Gross gains	139.2	225.2	225.6
Gross losses	53.5	133.0	145.8

Changes in shareholders’ equity related to changes in accumulated other comprehensive income (loss) (excluding those related to experience-rated contract holders and discontinued products) were as follows:

(Millions)	2003	2002	2001

Net unrealized (losses) gains on debt securities	$(10.4)	$339.0	$109.3
Net unrealized gains (losses) on equity securities and other	19.1	(7.6)	(52.1)
Foreign currency	6.7	.7	(1.1)
Derivatives	1.1	.6	(4.8)
Minimum pension liability	79.6	(1,161.8)	—

Subtotal	96.1	(829.1)	51.3
Less: changes in deferred income taxes	(33.7)	290.2	(17.9)

Net changes in accumulated other comprehensive income (loss)	$62.4	$(538.9)	$33.4

Shareholders’ equity included the following accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contract holders and discontinued products) at December 31:

(Millions)	2003	2002

Debt securities:
Gross unrealized capital gains	$455.2	$477.3
Gross unrealized capital losses	(24.1)	(35.8)

Net unrealized capital gains on debt securities	431.1	441.5

Equity securities and other:
Gross unrealized capital gains	31.8	12.3
Gross unrealized capital losses	(20.4)	(20.0)

Net unrealized capital gains (losses) on equity securities and other	11.4	(7.7)

Foreign currency	15.2	8.5
Derivatives	(3.1)	(4.2)
Minimum pension liability	(1,082.2)	(1,161.8)
Deferred income taxes	219.6	253.3

Net accumulated other comprehensive loss	$(408.0)	$(470.4)

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains (losses) on securities (excluding those related to experience-rated contract holders and discontinued products) were as follows:

(Millions)	2003	2002	2001

Net unrealized holding gains arising during the period (1)	$23.2	$214.9	$76.7
Less: reclassification adjustment for gains (losses) and other items included in net income (loss) (2)	17.6	(.5)	39.5

Net unrealized gains on securities	$5.6	$215.4	$37.2

(1)	Pretax net unrealized holding gains arising during the period were $35.7 million, $330.6 million and $118.0 million for 2003, 2002 and 2001, respectively.

(2)	Pretax reclassification adjustments for gains (losses) and other items included in net income were $27.0 million, $(.8) million and $60.8 million for 2003, 2002 and 2001, respectively.

11.	Severance and Facilities Charges

In the third quarter of 2002, the Company recorded an after-tax severance and facilities charge of $58 million ($89 million pretax) related to the implementation of ongoing initiatives intended to improve the Company’s overall future performance (the “Third Quarter 2002 Charge”). These initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge consisted of two types of costs: those that related to actions under a plan for the involuntary termination of approximately 2,750 employee positions (primarily customer service, plan sponsor services, patient management, sales, network management and certain Group Insurance related positions) representing approximately $81 million pretax of this charge and those actions that related to an exit plan with respect to certain leased facilities representing approximately $8 million pretax of this charge. The facilities portion represented the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities, or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the Third Quarter 2002 Charge were completed by September 30, 2003. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next seven years.

In the fourth quarter of 2002, the Company recorded an after-tax severance and facilities charge of $29 million ($45 million pretax) related to the implementation of ongoing initiatives intended to improve the Company’s overall future performance (the “Fourth Quarter 2002 Charge”). These initiatives included further reductions to operating expenses and the continued reorganization and realignment of Health Care and Group Insurance operations. This charge consisted of two types of costs: those that related to actions under a plan for the involuntary termination of approximately 680 employee positions (primarily customer service, information technology and certain Group Insurance related positions) representing approximately $31 million pretax of this charge and those actions that related to an exit plan with respect to certain leased facilities representing approximately $14 million pretax of this charge. The facilities portion represents the present value of the difference between rent required to be paid by the Company and future sublease rentals expected to be received by the Company related to certain leased facilities or portions of such facilities, that will be vacated. Severance actions and the vacating of leased facilities relating to the Fourth Quarter 2002 Charge were completed by December 31, 2003. The remaining lease payments (net of expected sublease rentals) on these vacated facilities are payable over approximately the next seven years.

The activity within the severance and facilities reserves and the related number of positions eliminated were as follows:

	Third Quarter		Fourth Quarter
	2002 Charge		2002 Charge

(Millions, pretax)	Reserve (1)	Positions	Reserve (2)	Positions

Balance at December 31, 2001	$—	—	$—	—
Reserve additions	89.0	2,744	45.0	678
Actions taken (1)	(72.8)	(1,805)	(21.6)	(321)

Balance at December 31, 2002	$16.2	939	$23.4	357
Actions taken (2)	(16.2)	(718)	(23.4)	(355)

Balance at December 31, 2003	$—	221 (3)	$—	2 (3)

(1)	Actions taken relating to the Third Quarter 2002 Charge include $70.6 million of severance-related actions and $2.2 million related to vacating certain leased facilities. Actions related to the Fourth Quarter 2002 Charge were all severance related.

(2)	Actions taken relating to the Third Quarter 2002 Charge include $10.4 million of severance-related actions and $5.8 million related to vacating certain leased facilities. Actions taken relating to the Fourth Quarter 2002 Charge include $8.9 million of severance-related actions and $14.5 million related to vacating certain leased facilities.

(3)	The Company has eliminated substantially all of the positions expected under the Company’s plans for involuntary termination related to the Third Quarter 2002 Charge and the Fourth Quarter 2002 Charge and considers these plans complete.

12.	Discontinued Products

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

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2003, the receivable from continuing products, net of related deferred taxes payable of $106 million on the accrued interest income, was $375 million. At December 31, 2002, the receivable from continuing products, net of the related deferred taxes payable of $96 million on the accrued interest income, was $357 million. These amounts were eliminated in consolidation.

Results of discontinued products were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net(1)

2003
Net investment income	$334.6	$—	$334.6
Net realized capital gains	111.3	(111.3)	—
Interest earned on receivable from continuing products	28.3	—	28.3
Other income	36.9	—	36.9

Total revenue	511.1	(111.3)	399.8

Current and future benefits	373.1	21.6	394.7
Operating expenses	5.1	—	5.1

Total benefits and expenses	378.2	21.6	399.8

Results of discontinued products	$132.9	$(132.9)	$—

2002
Net investment income	$375.2	$—	$375.2
Net realized capital losses	(57.5)	57.5	—
Interest earned on receivable from continuing products	26.8	—	26.8
Other income	28.4	—	28.4

Total revenue	372.9	57.5	430.4

Current and future benefits	393.9	23.8	417.7
Operating expenses	12.7	—	12.7

Total benefits and expenses	406.6	23.8	430.4

Results of discontinued products	$(33.7)	$33.7	$—

2001
Net investment income	$397.6	$—	$397.6
Net realized capital gains	18.9	(18.9)	—
Interest earned on receivable from continuing products	27.2	—	27.2
Other income	32.2	—	32.2

Total revenue	475.9	(18.9)	457.0

Current and future benefits	423.7	21.1	444.8
Operating expenses	12.2	—	12.2

Total benefits and expenses	435.9	21.1	457.0

Results of discontinued products	$40.0	$(40.0)	$—

(1)	Amounts are reflected in the 2003, 2002 and 2001 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $83 million, $(82) million and $46 million (pretax) for 2003, 2002 and 2001, respectively.

Assets and liabilities supporting discontinued products at December 31 were as follows: (1)

(Millions)	2003	2002

Assets:
Debt securities available for sale	$3,427.1	$3,481.0
Equity securities	49.9	73.4
Mortgage loans	626.7	763.2
Investment real estate	75.2	95.0
Loaned securities	180.2	167.1
Other investments (2)	553.7	505.7

Total investments	4,912.8	5,085.4
Collateral received under securities loan agreements	184.0	170.8
Current and deferred income taxes	150.6	94.4
Receivable from continuing products (3)	481.4	453.1

Total assets	$5,728.8	$5,803.7

Liabilities:
Future policy benefits	$4,217.9	$4,361.1
Policyholders’ funds	35.2	82.9
Reserve for anticipated future losses on discontinued products	1,035.8	902.9
Collateral payable under securities loan agreements	184.0	170.8
Other liabilities	255.9	286.0

Total liabilities	$5,728.8	$5,803.7

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)	Includes debt securities on deposit as required by regulatory authorities of $121.8 million and $68.3 million at December 31, 2003 and 2002, respectively. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

(3)	The receivable from continuing products is eliminated in consolidation.

At December 31, 2003 and 2002, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)

Reserve at December 31, 2000	$999.4
Operating income	3.2
Net realized capital gains	18.9
Mortality and other	17.9
Reserve reduction	(94.5)

Reserve at December 31, 2001	944.9
Operating income	8.2
Net realized capital losses	(57.5)
Mortality and other	15.6
Reserve reduction	(8.3)

Reserve at December 31, 2002	902.9
Operating loss	(3.3)
Net realized capital gains	111.3
Mortality and other	24.9
Reserve reduction	—

Reserve at December 31, 2003	$1,035.8

Management reviews the adequacy of the reserve for anticipated future losses on discontinued products quarterly. The reserve was found to be adequate, and no release or charge was required during 2003. A review in the second quarter of 2002 resulted in the release of $8 million ($5 million after tax) of the reserve primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. For 2001, $95 million ($61 million after tax) of the reserve was released primarily due to favorable investment performance that included equity gains and mortgage loan prepayment penalty income, as well as favorable mortality and retirement experience. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run off of the December 31, 2003 reserve balance (assuming that assets are held until maturity and that the reserve run off is proportional to the liability run off) is as follows:

(Millions)

2004	$36.7
2005	37.3
2006	37.3
2007	37.4
2008	37.9
2009 - 2013	192.0
2014 - 2018	179.2
2019 - 2023	151.3
2024 - 2028	117.3
Thereafter	209.4

     The expected (as of December 31, 1993) and actual liability balances for the GIC and SPA liabilities at December 31 are as follows:

	Expected		Actual

(Millions)	GIC	SPA	GIC	SPA

2001	$352.9	$4,238.9	$261.5	$4,512.6
2002	169.5	4,114.6	82.9	4,361.1
2003	51.7	3,984.7	35.2	4,217.9

The GIC balances were lower than expected in each period as several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

13.	Income Taxes

Income taxes (benefits) consist of the following:

(Millions)	2003	2002	2001

Current taxes (benefits):
Federal	$352.4	$216.6	$(43.9)
State	44.6	(22.8)	30.3

Total current taxes (benefits)	397.0	193.8	(13.6)

Deferred taxes (benefits):
Federal	94.6	(43.1)	(74.7)
State	16.2	.9	1.1

Total deferred income taxes (benefits)	110.8	(42.2)	(73.6)

Total income taxes (benefits)	$507.8	$151.6	$(87.2)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2003	2002	2001

Income (loss) from continuing operations before income taxes	$1,441.6	$544.8	$(378.7)
Tax rate	35%	35%	35%

Application of the tax rate	504.6	190.7	(132.5)
Tax effect of:
Tax-exempt interest	(10.1)	(10.5)	(10.3)
Goodwill amortization and write-off	—	—	66.9
State income taxes	39.5	(14.2)	20.4
Sale of subsidiaries	—	—	(11.6)
Tax credits	(22.5)	(18.5)	(17.1)
Other, net	(3.7)	4.1	(3.0)

Income taxes (benefits)	$507.8	$151.6	$(87.2)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are as follows:

(Millions)	2003		2002

Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$190.7		$176.2
Employee and post- retirement benefits (including minimum pension liability)	381.0		552.4
Severance and facilities reserve	9.8		54.4
Deferred income	36.8		20.5
Expenses not currently deductible	1.7		21.0
Allowance for doubtful accounts	9.5		6.4
Deferred policy costs	39.6		37.4
Investments, net	107.6		97.1
Net operating loss carry forwards	34.2		33.9
Insurance reserves	80.0		86.7
Physician Class Action Settlement	40.4		—
Other	.2		18.8

Total gross assets	931.5		1,104.8
Less: valuation allowance	34.2		33.9

Assets, net of valuation allowance	897.3		1,070.9

Deferred tax liabilities:
Amortization of goodwill and other acquired intangible assets	74.0		103.0
Accumulated other comprehensive income	159.1		153.4
Depreciation and amortization	49.8		2.6
Other	.8		28.1

Total gross liabilities	283.7		287.1

Net deferred tax asset	$613.6	(1)	$783.8	(1)

(1)	Includes $217.6 million and $311.3 million classified as current assets in 2003 and 2002, respectively, and $396.0 million and $472.5 million classified as noncurrent assets in 2003 and 2002, respectively.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. Management believes that it is more likely than not that the Company will realize its net deferred tax asset of $614 million, net of a valuation allowance of $34 million. The valuation allowance is principally on acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization. The Company has recognized $454 million of net deferred tax assets on Aetna Life Insurance Company (which is not consolidated for tax purposes) and $160 million on the remaining consolidated group. Management’s beliefs are based on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The “Policyholders’ Surplus Account”, which arose under prior tax law, is generally that portion of a life insurance company’s statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders’ Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $918 million at December 31, 2003, adjusted for Internal Revenue Service (the “Service”) audits finalized to date. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount, since management believes under current tax law the conditions under which such taxes would become payable are remote.

In 2003, the Service completed its fieldwork for the audit of the Company’s predecessor’s (“former Aetna”) 1998 through 2000 (prior to December 13, 2000) and the Company’s 2000 (subsequent to December 13, 2000) through 2001 returns. The Company has received proposed adjustments for these years and has reached tentative agreement on various issues. The Company continues to work with the Service to resolve remaining issues related to such proposed adjustments.

In 2002, the Service completed its audit of the consolidated federal income tax returns of former Aetna and its affiliates for the years 1979 through 1983. The Service is presently completing its audit of former Aetna’s 1984 through 1997 returns. As a result of these audits, the Service proposed certain adjustments. The majority of these adjustments were agreed to by the Company, and as a result, in 2002 the Company reduced liabilities held for potential tax exposure by $50 million for federal taxes associated with the discontinued Property and Casualty insurance operations and by $25 million related to its acquisition of U.S. Healthcare, Inc. in 1996, which was credited to goodwill. In addition, several state audits were also completed during 2001, resulting in the reduction of related liabilities by $20 million.

The Company believes that it has established adequate reserves for additional taxes and interest that may result from the ultimate resolution of the audits noted above. These reserves will be reduced as necessary upon final resolution of agreements tentatively reached with the Service.

The Company paid (received refunds of) net income taxes of $488 million, $(65) million and $106 million in 2003, 2002 and 2001, respectively.

14.	Benefit Plans

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

Components of the net periodic benefit income (cost) of the Company’s noncontributory defined benefit pension plan for the years ended December 31, were as follows:

(Millions)	2003	2002	2001

Service cost	$(74.8)	$(74.3)	$(82.0)
Interest cost	(258.5)	(259.9)	(263.8)
Expected return on plan assets	255.4	295.6	375.4
Amortization of prior service cost	(4.6)	(4.0)	(4.5)
Recognized net actuarial gain (loss)	(76.0)	(6.9)	11.9

Net periodic benefit income (cost)	$(158.5)	$(49.5)	$37.0

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, were as follows:

	2003	2002	2001

Weighted average discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	9.00%	9.25%	9.25%
Rate of compensation increase	3.75%	4.50%	4.75%

As of the measurement date (September 30), the status of the Company’s defined benefit pension plans was as follows:

(Millions)	2003	2002

Projected benefit obligation, beginning of year	$3,945.7	$3,580.6
Service cost	74.8	74.3
Interest cost	258.6	259.9
Actuarial loss	268.0	261.2
Benefits paid	(244.2)	(230.3)

Projected benefit obligation, end of year	$4,302.9	$3,945.7

Fair value of plan assets, beginning of year	$2,943.2	$3,301.5
Actual return on plan assets	534.5	(246.3)
Employer contributions	261.0	118.3
Benefits paid	(244.2)	(230.3)

Fair value of plan assets, end of year	$3,494.5	$2,943.2

Fair value of plan assets less than projected benefit obligation	$(808.4)	$(1,002.5)
Unrecognized net loss	1,136.5	1,230.7
Unrecognized prior service cost	40.8	41.5

Net amount recognized	$368.9	$269.7

Amounts recognized in the statement of financial position consist of:
Accrued pension liability	$(751.2)	$(934.5)
Intangible asset	37.9	42.4
Accumulated other comprehensive income	1,082.2	1,161.8

Net amount recognized	$368.9	$269.7

Weighted average assumptions used to determine projected benefit obligations at September 30, were as follows:

	2003	2002

Weighted average discount rate	6.25%	6.75%
Rate of compensation increase	3.25%	3.75%

For 2003 and 2002, the Company’s defined benefit plans had accumulated benefit obligations of approximately $4.3 billion and $3.9 billion, respectively.

The defined benefit pension plan asset allocation as of the measurement date (September 30) and the target asset allocation, presented as a percentage of total plan assets, were as follows:

			Target
	2003	2002	Allocation

Debt securities	26%	34%	20%-30%
Equity securities	66	56	60%-70%
Real estate/other	8	10	6%-15%

Total	100%	100%

The Company’s defined benefit plan invests in a diversified mix of traditional asset classes. Investments in U.S. and foreign equity securities, fixed income securities, real estate and cash are made to maximize long-term returns while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Risk tolerance of unexpected investment and actuarial outcomes is continually evaluated by understanding the pension plan’s liability characteristics. This is performed through forecasting and assessing ranges of investment outcomes over short and long-term horizons, and by assessing the Company’s financial condition and its future potential obligations from both the pension and general corporate requirements. Complementary investment styles, such as growth and value equity investing techniques, are utilized by multiple investment advisors to further improve portfolio and operational risk characteristics. Equity investments, both active and passively managed, are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

Asset allocations and investment performance is formally reviewed quarterly by the plan’s Investment Oversight Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analysis of assets and liabilities are also performed periodically.

The expected long-term rate of return is estimated based on many factors including the expected forecast for inflation, risk premiums for each asset class, expected asset allocation, current and future financial market conditions, and diversification and rebalancing strategies. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

The Company does not have any regulatory contribution requirements for 2004, however the Company currently intends to make voluntary contributions to the defined benefit pension plan of $245 million in 2004.

Other Post-Retirement Benefit Plans

In addition to providing pension benefits, the Company currently provides certain health care, dental and life insurance benefits for retired employees, including those of former Aetna. A comprehensive medical plan is offered to all full-time employees, who terminate employment at age 45 or later with 10 or more years of service. The Company provides subsidized benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits). There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and the plan is administered by ALIC.

In January 2003, the Company amended the post-retirement medical and dental plans. Beginning January 1, 2004, the Company has begun to phase-out the retiree medical subsidy for active employees (and eligible dependents) who terminate employment after December 31, 2003. The subsidy will decrease 25% each year until it is eliminated for employees terminating employment on or after January 1, 2007. The 2003 amendment also included the elimination of the retiree dental subsidy for active employees who terminate employment on or after January 1, 2003. As a result of these plan amendments announced in January of 2003, the Company recorded a curtailment benefit of approximately $34 million pretax in 2003. In January 2004, the Company made an additional plan amendment to eliminate the dental subsidy for all retirees. As a result of this 2004 amendment, the Company expects to record a curtailment benefit of approximately $32 million pretax in the first quarter of 2004. Current retirees and employees who terminate employment at age 45 or later with at least 10 years of service are eligible to participate in the Company’s group health plans at their own cost.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expands Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare eligible individuals with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payer basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program.

As the Act was signed into law after the Company’s measurement date (September 30, 2003), any potential financial impact of the Act is not reflected in 2003 results of operations. FASB Staff Position 106-1 allows the Company to begin recognizing any potential impact of the Act in the first quarter 2004 financial statements or to defer recognizing the potential impact until more definitive accounting guidance is provided. The Company is currently reviewing this matter and has not yet decided whether or not it will defer recognition.

Components of the net periodic benefit cost of the Company’s other post-retirement plans for the years ended December 31, were as follows:

(Millions)	2003	2002	2001

Service cost	$(.3)	$(7.8)	$(6.7)
Interest cost	(28.2)	(31.8)	(31.7)
Expected return on plan assets	3.6	4.8	4.8
Curtailment benefit	34.0 (1)	11.8 (2)	—
Amortization of prior service cost	1.5	4.4	15.7
Recognized net actuarial gain	—	—	.3

Net periodic benefit income (cost)	$10.6	$(18.6)	$(17.6)

(1)	Reflects plan amendments related to the phase-out of the retiree medical subsidy for certain employees and elimination of the retiree dental subsidy for certain employees as discussed in more detail above.

(2)	Reflects a plan amendment, effective January 1, 2002, whereby the Company no longer provides subsidized benefits to employees who had not reached age 35 by this date.

Weighted average assumptions used to determine net periodic benefit cost of the Company’s other post-retirement plans for the years ended December 31, are as follows:

	2003	2002	2001

Weighted average discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	7.00%	7.00%	7.00%

As of the measurement date (September 30), the status of the Company’s post-retirement benefit plans (other than pensions) was as follows:

(Millions)	2003	2002

Accumulated benefit obligation, beginning of year	$541.2	$469.9
Service cost	.3	7.8
Interest cost	28.1	31.8
Actuarial loss	50.8	71.8
Curtailment benefit	(98.4)	(1.4)
Benefits paid	(44.2)	(38.7)

Accumulated benefit obligation, end of year	$477.8	$541.2

Fair value of plan assets, beginning of year	$76.8	$78.2
Actual return on plan assets	3.6	—
Employer contribution	43.7	37.3
Benefits paid	(44.2)	(38.7)

Fair value of plan assets, end of year	$79.9	$76.8

Accumulated benefit obligation in excess of fair value of plan assets	$397.9	$464.4
Unrecognized net gain (loss)	(65.7)	(96.6)
Prior service cost	10.2	29.0

Accrued post-retirement benefit costs	$342.4	$396.8

Weighted average discount rate assumptions used to determine accumulated benefit obligations at September 30, 2003 and 2002 were 6.25% and 6.75%, respectively.

The health care cost trend rate for the 2003 valuation decreased gradually from 8.0% for pre-65 and 10.0% for post-65 for 2004 to 5.0% by the year 2007 for pre-65 and 5.0% by the year 2009 for post-65. For the 2002 valuation, the rates decreased gradually from 9.0% for pre-65 and 11.0% for post-65 for 2003 to 5.0% by the year 2007 for pre-65 and 2009 for post-65. This assumption reflects the Company’s historical as well as expected future trend rates. In addition, trend assumption reflects factors specific to the Company’s retiree medical plan, such as plan design, cost-sharing provisions, benefits covered, and the presence of subsidy caps.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)	Increase	Decrease

Effect on total of service and interest cost components	$.9	$(.8)
Effect on post-retirement benefit obligation	14.7	(13.0)

The asset allocation of the other post-retirement benefit plan as of the measurement date (September 30) and the target asset allocation, presented as a percentage of total plan assets, were as follows:

			Target
	2003	2002	Allocation

Debt securities	88%	89%	85%-95%
Equity securities	9	7	5%-15%
Real estate/other	3	4	2%-10%

Total	100%	100%

The Company has several benefit plans for retired employees currently supported by these plan assets. Investments are directly and indirectly invested in a diversified mix of traditional assets classes, primarily high-quality fixed income securities.

The expected long-term rate of return for post-retirement plan assets is estimated based on many factors including the expected forecast for inflation, risk premiums for each asset class, expected asset allocation, current and future financial market conditions, and diversification and rebalancing strategies. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

Incentive Savings Plans – Substantially all of the Company’s employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of the Company or certain other investments, are matched by the Company. On January 1, 2002, the Company changed its match to 50% of the first 6% of eligible pay contributed to the plan. Prior to January 1, 2002, the Company provided for a match of up to 100% on the first 5% of eligible pay contributed. Effective January 2003, matching contributions by the Company are made in cash and invested according to each participant’s investment elections. For the period August 2001 through December 2002, matching contributions by the Company were made in Aetna Common Stock instead of being contributed in cash. In addition, the plan provides for an annual performance-based contribution by the Company of up to 3% of eligible pay (up to a maximum of $6,000), provided the Company exceeds specified performance targets for the year. The performance-based contribution may be made in cash, stock, or a combination of both at the election of the Company. Based on the Company’s results for 2003 and 2002, performance-based contributions of 3% of eligible pay (up to a maximum of $6,000) were contributed by the Company for 2003 and 2002. The costs to the Company associated with these plans, including the performance-based contributions for 2003 and 2002, were $75 million, $79 million and $65 million for 2003, 2002 and 2001, respectively. The plan trustee held 5.0 million, 5.4 million and 5.2 million shares of the Company’s common stock for plan participants at December 31, 2003, 2002 and 2001, respectively.

Stock-Based Employee Incentive Plans

Stock-based Employee Incentive Plans – The Company’s Stock-based Employee Incentive Plans (the “Plans”) provide for stock option awards (see “Stock Options” below), deferred contingent common stock (see “Performance Units” below), restricted stock awards to employees and the ability for employees to purchase common stock at a discount. At December 31, 2003, 17.3 million shares were available for grant under the Plans.

Stock Options – Executive, middle management and non-management employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions (Refer to Note 16). Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

The Company’s stock option transactions are as follows:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	28,277,951	$32.55	32,256,675	$30.72	31,709,870	$30.42
Granted	5,310,121	$42.42	5,280,044	$36.28	5,299,825	$28.21
Exercised	(9,595,970)	$31.58	(8,393,059)	$27.82	(3,558,748)	$22.90
Expired or forfeited	(1,162,245)	$38.21	(865,709)	$31.77	(1,194,272)	$34.91

Outstanding, end of year	22,829,857	$34.96	28,277,951	$32.55	32,256,675	$30.72

Options exercisable, end of year	14,994,262	$32.40	20,535,382	$32.21	26,126,828	$31.23

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$13.70 - $20.55	1,163,707	5.5	$19.73	1,163,707	$19.73
$20.55 - $27.40	5,705,461	5.9	$25.17	5,688,794	$25.17
$27.40 - $34.25	1,345,438	4.5	$32.00	1,148,601	$32.40
$34.25 - $41.10	5,681,250	7.0	$35.94	2,861,110	$35.99
$41.10 - $47.94	8,302,512	6.8	$42.24	3,765,492	$42.60
$47.94 - $54.79	495,439	4.8	$51.18	366,558	$52.07
$54.79 - $61.64	100,000	9.5	$59.24	—	$—
$61.64 - $68.49	36,050	9.6	$63.55	—	$—

	22,829,857	6.4	$34.96	14,994,262	32.40

Performance Units - During 2002 and 2001, the Company granted performance stock units to certain executives as part of a long-term incentive program. The value of the performance stock units is equal to the Company’s stock price, although the units are not actual shares of stock and do not pay dividends (but may be paid in shares of stock or cash, except as discussed below). The performance stock units granted in 2002 and 2001 were established with the ability to vest as early as December 31, 2003 and December 31, 2002, respectively, (“accelerated vesting”) if the Company met or exceeded performance goals set by the Board of Directors. The determination of whether or not performance goals were achieved was made by the Board of Director’s Committee on Compensation and Organization. The number of vested performance stock units at the end of each performance measurement period was dependent upon the degree to which the Company achieved the performance goals. The vesting could go as high as 200% of target for 2002 and 2001 grants, if operating earnings, as defined, were 25% above performance goals. In 2003 and 2002, the Board of Director’s Committee on Compensation and Organization determined that accelerated vesting at 200% of target applied to grants made in 2002 and 2001 respectively, as the Company exceeded performance goals set by the Board of Directors. Accordingly, the Company recognized all remaining compensation expense associated with these grants in 2003 and 2002, respectively. Distributions to participants occurred after approval by the Board of Director’s Committee on Compensation and Organization in the first quarter of 2004, for 2002 grants, and in the first quarter of 2003, for 2001 grants.

The Company’s performance and incentive unit transactions are as follows:

	Number of Incentive Units

	2003	2002	2001

Outstanding, beginning of year	466,400	442,325	—
Granted	—	531,140	444,250
Vested	(463,400)	(482,665)	—
Expired or forfeited	(3,000)	(24,400)	(1,925)

Outstanding, end of year	—	466,400	442,325

The weighted-average grant date fair values for incentive units granted in 2002 and 2001 were $46.48 and $26.55, respectively.

The costs to the Company associated with the Company’s performance and incentive units for 2003, 2002 and 2001 were $60 million, $39 million and $2 million, respectively.

Employee Stock Purchase Plan – The Company’s shareholders approved the Aetna Inc. Employee Stock Purchase Plan (the “ESPP”) at the Company’s Annual Meeting on April 26, 2002. At December 31, 2003, 6.2 million of the Company’s common shares were reserved for issuance in accordance with the ESPP’s provisions. All employees of the Company are eligible to participate in the ESPP if employed immediately prior to the first day of the offering period. Employees may contribute a percentage of their base salary through payroll deductions. Contributions are accumulated for a six-month period and used to purchase stock at the end of the offering period (the “Purchase Date”). On the Purchase Date, stock is purchased for all participating employees based on the contributions accumulated (subject to a $25,000 annual limit per employee). The purchase price of the stock is based on a discounted percentage (such discount may not exceed 15%) of the lesser of the stock price at the beginning or the end of the offering period. A six-month accumulation period commenced on January 3, 2003 and ended on June 20, 2003. The purchase price for this offering was at a 10% discount from the lesser of the stock’s fair market value on January 3, 2003 or June 20, 2003. In June 2003, approximately 97,000 shares of common stock were purchased under the ESPP at the purchase price of $38.10 per share. On July 3, 2003, another six-month accumulation period commenced. This accumulation period ended on December 19, 2003 and the purchase price for this offering was at a 10% discount from the lesser of the stock’s fair market value on July 3, 2003 or December 19, 2003. In December 2003, approximately 112,000 shares of common stock were purchased under the ESPP at the purchase price of $55.77 per share.

15.	Debt

The carrying value of long-term debt at December 31, was as follows:

(Millions)	2003	2002

Long-term debt:
Senior notes, 7.375% due 2006	$449.4	$449.1
Senior notes, 7.875% due 2011	447.3	446.9
Senior notes, 8.50% due 2041	717.0	737.2

Total	$1,613.7	$1,633.2

In February 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. In March 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. In June 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041 (Refer to Note 8 for information on the Company’s interest rate swap agreements and effective interest rate for 2003 relating to these senior notes).

During 2003, there were no short-term borrowings outstanding. The Company’s short-term borrowings consist of a commercial paper program that relies on backup revolving credit facilities, which together provide for an aggregate borrowing capacity of $800 million. The Company’s credit facilities consist of a $300 million credit facility which terminates in November 2004 and a $500 million credit facility which terminates in November 2005. Various interest rate options are available under these facilities. Any revolving borrowings mature on the termination date of the applicable credit facility, however the Company may convert any amounts outstanding under the $300 million facility when it terminates into a term loan that matures in November 2005 upon the satisfaction of certain conditions. The Company pays facility fees on each facility ranging from .08% to .5% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2003 is at an annual rate of .15% for the credit facility terminating in 2004 and .23% for the credit facility terminating in 2005.

The Company’s revolving credit facilities contain financial covenants. Under the terms of these facilities, the Company is required to maintain a minimum level of shareholders’ equity, excluding net unrealized capital gains and losses, as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending March 31, 2003, and is decreased by up to $150 million for certain non-recurring after-tax charges (“excluded charges” ) taken after September 30, 2002 and on or before December 31, 2003. At December 31, 2003 and 2002, the Company met its required minimum level of approximately $5.4 billion and $5.0 billion, respectively. The Company is also required to maintain its ratio of total debt to consolidated earnings as of each fiscal quarter end at or below 3.0. For this purpose, consolidated earnings equals, for the period of four consecutive quarters, net income plus interest expense, income tax expense, depreciation expense, amortization expense, certain excluded charges taken on or before December 31, 2003 and any extraordinary gains or losses. The Company met this requirement at December 31, 2003.

Total interest paid by the Company was $104 million, $119 million and $118 million in 2003, 2002 and 2001, respectively.

16.	Capital Stock

On January 30, 2004, the Board of Directors’ Committee on Compensation and Organization approved a grant to employees of approximately 3.6 million stock options to purchase common shares of the Company at $77.50. The January 30, 2004 grants will be 100% vested by December 31, 2004. On February 27, 2003, the Board of Directors’ Committee on Compensation and Organization approved a grant to employees of approximately 5 million stock options to purchase common shares of the Company at $41.88 per share. The February 27, 2003 grants will become 100% vested three years from the grant date, with one-third of the options vesting each year. During 2003, the Company issued approximately 10.2 million shares of common stock for benefit plans, including approximately 9.6 million shares related to stock option exercises.

On September 26, 2003, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 14, 2003. The dividend was paid on December 1, 2003.

On June 28, 2002, the Board authorized a share repurchase program for the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $250 million). Under this authorization, the Company repurchased 4.8 million shares of common stock at a cost of $250 million (3.3 million shares of common stock at a cost of $189 million were repurchased during the first six months of 2003), completing this share repurchase program. On June 27, 2003, the Board authorized a new share repurchase program for the repurchase of up to 7.5 million shares of common stock (not to exceed an aggregate purchase price of $500 million). During the third and fourth quarters of 2003, the Company repurchased 4.2 million shares of common stock at a cost of $249 million under this authorization. On December 5, 2003, the Board authorized a new share repurchase program for the repurchase of up to 10 million shares of common stock (not to exceed an aggregate purchase price of $750 million), replacing the June 27, 2003 authorization. During the fourth quarter of 2003, the Company repurchased .1 million shares of common stock at a cost of $7 million under this authorization.

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna has authorized 7,625,000 shares of Class A voting preferred stock, $.01 par value per share. There are also 68,875,839 undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines. At December 31, 2003, 34,519,478 common shares of Aetna were reserved for issuance under its stock option plans and 8,542,369 common shares were reserved for issuance under its incentive savings plan.

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

Under regulatory requirements, the amount of dividends that may be paid during 2004 to Aetna by its domestic insurance and HMO subsidiaries without prior approval by state regulatory authorities as calculated at December 31, 2003 is approximately $480 million in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31 for the domestic insurance and HMO subsidiaries of the Company, reflecting intercompany eliminations, were as follows:

(Millions)	2003	2002	2001

Statutory net income	$1,047.3	$689.2	$20.9
Statutory surplus	3,806.0	3,606.7	3,598.6

18.	Reinsurance

The Company utilizes reinsurance agreements primarily to reduce its exposure to large losses in certain aspects of its insurance business. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company’s results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2003, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.

Earned premiums for the years ended December 31 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2003 (1)
Accident and Health Insurance - HMO (2)	$10,053.2	$—	$.1	$10,053.3	—%
Accident and Health Insurance - Other (3)	3,519.3	14.1	37.4	3,542.6	1.1%
Life Insurance	1,315.4	70.2	62.9	1,308.1	4.8%

Total premiums	$14,887.9	$84.3	$100.4	$14,904.0	.6%

2002 (1)
Accident and Health Insurance - HMO (2)	$11,876.5	$—	$3.6	$11,880.1	—%
Accident and Health Insurance - Other (3)	3,482.3	28.8	67.0	3,520.5	1.9%
Life Insurance	1,318.7	68.7	62.1	1,312.1	4.7%

Total premiums	$16,677.5	$97.5	$132.7	$16,712.7	.8%

2001 (1)
Accident and Health Insurance - HMO (2)	$16,210.6	$—	$276.1	$16,486.7	1.7%
Accident and Health Insurance - Other (3)	3,121.3	43.7	702.6	3,780.2	18.6%
Life Insurance	1,547.6	98.9	56.4	1,505.1	3.7%

Total premiums	$20,879.5	$142.6	$1,035.1	$21,772.0	4.8%

(1)	Excludes intercompany transactions.

(2)	Includes Commercial HMO (includes premiums related to POS members who access primary care physicians and referred care through an HMO Network), Medicare HMO and Medicaid HMO business.

(3)	Includes all other Medical, Dental and Group Insurance products offered by the Company.

Prior to the Company’s 1999 acquisition of the Prudential health care business (“PHC”) from The Prudential Insurance Company of America (“Prudential”), certain of PHC’s medical and dental contracts were underwritten directly by Prudential and HMO contracts were underwritten by Prudential’s HMO legal entities. The Company acquired Prudential’s HMO legal entities, but did not acquire Prudential, the legal entity that wrote certain of PHC’s medical and dental business. Concurrent with the acquisition, Aetna Life Insurance Company entered into a reinsurance agreement (in the form of a coinsurance agreement) in order to assume the business underwritten by Prudential (the “Coinsured Business”). In order to provide for an orderly transition of the Coinsured Business to products underwritten by legal entities of the Company, the terms of the coinsurance agreement permitted the Company to renew such business in Prudential’s name until August 2001.

Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with former Aetna’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. The liability related to the Company’s obligation is recorded in future policy benefits. Assets related to and supporting these policies were transferred to the assuming companies, and the Company recorded a reinsurance recoverable. Reinsurance recoverables related to these obligations were approximately $1.1 billion at December 31, 2003 and 2002 and approximately $1.2 billion at December 31, 2001.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $96 million, $120 million and $154 million in 2003, 2002 and 2001, respectively. At December 31, 2003, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.

19.	Segment Information

Summarized financial information for the Company’s principal operations was as follows:

		Group	Large Case	Corporate	Total
2003 (Millions)	Health Care	Insurance	Pensions	Interest	Company

Revenues from external customers (1)	$15,098.1	$1,541.6	$176.5	$—	$16,816.2
Net investment income	244.6	268.7	581.7	—	1,095.0

Total revenue excluding realized capital gains	$15,342.7	$1,810.3	$758.2	$—	$17,911.2

Interest expense	$—	$—	$—	$102.9	$102.9

Amortization of other intangible assets	$50.8	$—	$—	$—	$50.8

Income taxes (benefits)	$461.5	$61.2	$21.1	$(36.0)	$507.8

Operating earnings (losses) (2)	$862.4	$134.8	$36.5	$(66.9)	$966.8
Other item (3)	(75.0)	—	—	—	(75.0)
Realized capital gains, net of tax	22.2	14.5	5.3	—	42.0

Net income (loss)	$809.6	$149.3	$41.8	$(66.9)	$933.8

Segment assets (4)	$14,302.9	$5,251.5	$21,395.8	$—	$40,950.2

Expenditures for long-lived assets	$145.0	$—	$—	$—	$145.0

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 9.5% of total revenue from external customers.

(2)	Operating earnings (loss) excludes net realized capital gains or losses and any other items as described below. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The other item excluded from operating earnings is the $75 million after-tax charge in the Health Care segment related to the Physician Class Action Settlement (refer to Note 20 for additional information).

(4)	Large Case Pensions assets include $5.2 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

		Group	Large Case	Corporate	Discontinued	Total
2002 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$16,858.3	$1,497.4	$238.0	$—	$—	$18,593.7
Net investment income	295.7	269.5	685.5	—	—	1,250.7

Total revenue excluding realized capital gains (losses)	$17,154.0	$1,766.9	$923.5	$—	$—	$19,844.4

Interest expense	$—	$—	$—	$119.5	$—	$119.5

Amortization of other intangible assets	$130.8	$—	$—	$—	$—	$130.8

Income taxes (benefits)	$119.5	$57.6	$16.3	$(41.8)	$—	$151.6

Operating earnings (losses) from continuing operations (2)	$361.6	$142.2	$24.2	$(77.7)	$—	$450.3
Other items (3)	(81.6)	(3.2)	5.4	—	—	(79.4)
Realized capital gains (losses), net of tax	36.4	(14.0)	(.1)	—	—	22.3

Income (loss) from continuing operations	316.4	125.0	29.5	(77.7)	—	393.2
Discontinued operations, net of tax (4)	—	—	—	—	50.0	50.0
Cumulative effect adjustment, net of tax	(2,965.7)	—	—	—	—	(2,965.7)

Net income (loss)	$(2,649.3)	$125.0	$29.5	$(77.7)	$50.0	$(2,522.5)

Segment assets (5)	$13,805.6	$5,409.0	$20,832.9	$—	$—	$40,047.5

Expenditures for long-lived assets	$39.6	$—	$2.9	$—	$—	$42.5

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 9.4% of total revenue from external customers.

(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses, any other items described below and the cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $19.8 million income tax benefit resulting from the release of state income tax related reserves in connection with the favorable conclusion of several state tax audits in the Health Care segment, severance and facilities charges of $104.6 million after tax consisting of $101.4 million after tax in the Health Care segment and $3.2 million after tax in the Group Insurance segment and $5.4 million after tax from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	As discussed in more detail in Note 21, the Company released $50.0 million of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues during the first quarter of 2002 that related to the property and casualty insurance business of one of Aetna’s predecessors, which was sold in 1996.

(5)	Large Case Pensions assets include $5.4 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

		Group	Large Case	Corporate	Discontinued	Total
2001 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$21,793.9	$1,414.9	$474.3	$—	$—	$23,683.1
Net investment income	373.9	286.0	751.7	—	—	1,411.6

Total revenue excluding realized capital gains (losses)	$22,167.8	$1,700.9	$1,226.0	$—	$—	$25,094.7

Interest expense	$—	$—	$—	$142.8	$—	$142.8

Amortization of goodwill and other intangible assets	$416.6	$—	$—	$—	$—	$416.6

Income taxes (benefits)	$(157.3)	$71.2	$48.9	$(50.0)	$—	$(87.2)

Operating earnings (losses) from continuing operations (2)	$(365.3)	$160.1	$31.6	$(92.8)	$—	$(266.4)
Other items (3)	(151.1)	(9.0)	61.4	—	—	(98.7)
Realized capital gains (losses), net of tax	77.4	.3	(4.1)	—	—	73.6

Income (loss) from continuing operations	(439.0)	151.4	88.9	(92.8)	—	(291.5)
Discontinued operations, net of tax:
Reduction of the reserve for sale and spin-off related costs (4)	—	—	—	—	11.4	11.4
Cumulative effect adjustment, net of tax	.5	—	—	—	—	.5

Net income (loss)	$(438.5)	$151.4	$88.9	$(92.8)	$11.4	$(279.6)

Segment assets (5)	$16,593.4	$4,683.5	$21,919.8	$—	$—	$43,196.7

Expenditures for long-lived assets	$29.1	$—	$33.7	$—	$—	$62.8

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 12.6% of total revenue from external customers.

(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses, any other items described below and the cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.

(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $125.1 million after-tax severance and facilities charge, $26.0 million after-tax charge for unfavorable reserve developments related to exited Medicare markets in the Health Care segment, an after-tax charge of $9.0 million for events of September 11, 2001 in the Group Insurance segment; and a $61.4 million after-tax benefit from reductions of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.

(4)	As more fully described in Note 21, the Company recorded a reserve of approximately $174 million in 2000 for net costs associated with the Company’s predecessor’s sale of certain businesses. In the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million.

(5)	Large Case Pensions assets include $5.6 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

Revenues from external customers (all within the United States) by product were as follows:

(Millions)	2003	2002	2001

Health risk	$13,236.8	$15,039.4	$19,972.5
Health ASC	1,861.3	1,818.9	1,821.4
Group life	1,150.3	1,097.0	1,056.1
Group disability	318.1	336.0	299.7
Group long-term care	73.2	64.4	59.1
Large case pensions	176.5	238.0	474.3

Total revenue from external customers	$16,816.2	$18,593.7	$23,683.1

Long-lived assets, all within the United States, were $268 million and $245 million at December 31, 2003 and 2002, respectively.

20.	Commitments and Contingent Liabilities

Guarantees

The Company has the following guarantee arrangements as of December 31, 2003.

Mortgage-Backed Securities Obligation – In June of 1992, the Company securitized 98 apartment mortgage loans totaling $325 million into 21 FNMA (“Fannie Mae”) mortgage-backed securities (“MBS”). The Company subsequently sold those MBSs for cash. Fannie Mae required that the Company continue to retain a portion of the risk of default of the underlying loans, and therefore the Company guaranteed the first $59 million of such losses. As of December 2003, $48 million of the original mortgage loans were outstanding. Therefore, the maximum exposure the Company had on its guarantee to Fannie Mae for loans default, as of December 31, 2003 was $48 million. The Company has no recourse for this guarantee.

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

Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, the Company has incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, the Company has agreed to indemnify the other party for certain losses relating to the assets or business that the Company purchased or sold. Certain portions of the Company’s indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. As of December 31, 2003, the Company believes it has established reserves and/or obtained insurance sufficient to cover such potential losses.

Guaranty Fund Assessments, Market Stabilization and Other Non-voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk sharing pools for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments to be paid by the Company are dependent upon the Company’s experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company believes it has adequate reserves to cover such assessments. There were no material charges to earnings for guaranty fund and other assessments during 2003 or 2002.

Litigation

Managed Care Class Action Litigation

Since 1999, the Company has been involved in purported class action lawsuits that are part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies (the “Managed Care Class Action Litigation”).

The Judicial Panel on Multi-district Litigation transferred all of the federal actions, including several actions originally filed in state courts, to the United States District Court for the Southern District of Florida (the “Florida Federal Court”) for consolidated pretrial proceedings. The Florida Federal Court created a separate track for all cases brought on behalf of health care providers (the “Provider Cases”).

Thirteen Provider Cases were presided over by the Florida Federal Court, and a similar action is pending in Louisiana state court, on behalf of purported classes of physicians. These Provider Cases alleged generally that the Company and each of the other defendant managed care organizations employed coercive economic power to force physicians to enter into economically unfavorable contracts, imposed unnecessary administrative burdens on providers and improperly denied claims in whole or in part, and that the defendants did not pay claims timely or did not pay claims at proper rates. These Provider Cases further charged that the Company and the other defendant managed care organizations conspired and aided and abetted one another in the alleged wrongdoing. These actions alleged violations of RICO, ERISA, state unfair trade statutes, state consumer fraud statutes, state laws regarding the timely payment of claims, and various common law doctrines and sought various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief.

Effective May 21, 2003, the Company and representatives of over 900,000 physicians, state and other medical societies entered into an agreement (the “Physician Settlement Agreement”) settling the lead physician Provider Case pending in the Florida Federal Court. The Physician Settlement Agreement was approved by the Florida Federal Court on November 6, 2003. The order of approval has been appealed to the United States Court of Appeals for the Eleventh Circuit. The Company anticipates that, if the approval order is not overturned on appeal, the Physician Settlement Agreement will resolve all pending Provider Cases filed on behalf of physicians that did not opt out of the settlement, including the Louisiana state court action. During the second quarter of 2003, the Company recorded an after-tax charge of $75 million ($115 million pretax) (included in other operating expenses) in connection with the Physician Settlement Agreement, net of an estimated insurance recoverable of $72 million pretax.

A Provider Case brought on behalf of the American Dental Association makes similar allegations on behalf of a purported class of dentists. Effective August 22, 2003 the Company and representatives of approximately 15,000 dentists entered into an agreement (the “Dentist Settlement Agreement”) settling the dentist action. The Dentist Settlement Agreement is subject to approval by the Florida Federal Court.

Three Provider Cases filed in May and June, 2003 on behalf of purported classes of chiropractors and/or all non-physician health care providers also make factual and legal allegations similar to those contained in the other Provider Cases. These Provider Cases have been transferred to the Florida Federal Court for consolidated pretrial proceedings. The Company intends to defend each of these new Provider Cases vigorously.

In addition, a complaint was filed in the Superior Court of the State of California, County of San Diego (the “California Superior Court”) on November 5, 1999 by Linda Ross and The Stephen Andrew Olsen Coalition for Patients Rights, purportedly on behalf of the general public of the State of California (the “Ross Complaint”). The Ross Complaint, as amended, sought injunctive relief against Aetna’s predecessor (former Aetna), Aetna, Aetna Health of California Inc. and additional unnamed “John Doe” defendants for alleged violations of California Business and Professions Code Sections 17200 and 17500. The Ross Complaint alleged that defendants were liable for alleged misrepresentations and omissions relating to advertising, marketing and member materials directed to the Company’s HMO members and the general public and for alleged unfair practices relating to contracting of doctors. The Company settled this action on October 30, 2003, and the case has been dismissed. Payments made in connection with the Ross settlement were not material, and the Ross settlement did not result in material changes to the Company’s business practices.

Securities Class Action Litigation

Laborers Tri-County Pension Fund, Goldplate Investment Partners Ltd. and Sheila Shafran filed a consolidated and amended purported class action complaint (“Securities Complaint”) on June 7, 2002 in the United States District Court for the Southern District of New York (the “New York Federal Court”). The Securities Complaint supplanted several complaints, filed beginning November 6, 2001, which have been voluntarily dismissed or consolidated. Plaintiffs contend that the Company and two of its current or former officers and directors, William H. Donaldson and John W. Rowe, M.D., violated federal securities laws. Plaintiffs allege misrepresentations and omissions regarding, among other things, the Company’s ability to manage and control medical costs and the appropriate reserve for medical costs as of December 31, 2000, for which they seek unspecified damages, among other remedies. On October 15, 2002, the New York Federal Court heard argument on defendants’ motion to dismiss the Securities Complaint. Defendants intend to continue vigorously defending this action, which is in its preliminary stages.

The Company is unable to predict at this time the ultimate outcome of the Managed Care Class Action Litigation or Securities Class Action Litigation. It is reasonably possible that their outcome, including any negotiated resolution, could be material to the Company. However, as noted above, if the Florida Federal Court’s approval of the Physician Settlement is ultimately affirmed, the Company anticipates that the Physician Settlement Agreement would result in the conclusion of substantially all pending Provider Cases filed on behalf of physicians.

Other Litigation and Regulatory Proceedings

The Company is involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state regulatory regimes, marketing misconduct, failure to timely pay medical claims, investing activities, intellectual property and other litigation in its health care and group businesses. Some of these other lawsuits are purported to be class actions.

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

21.	Discontinued Operations

As discussed in Note 13, in 2002 the Company released $50 million of federal income tax reserves resulting from the resolution of the Service audit issues that related to the property and casualty insurance business, which was sold in 1996, of former Aetna.

On December 13, 2000, former Aetna sold its financial services and international businesses. In December 2000, the Company established a reserve for costs directly associated with that sale and included such costs in the results of discontinued operations for 2000. During the fourth quarter of 2001, the Company reduced the reserve for such costs by approximately $11 million after tax, which management determined were no longer necessary.

Management’s Responsibility for Financial Statements

Management is responsible for the financial statements of Aetna Inc., which have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of the Company’s day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. The Company emphasizes the selection and training of personnel who are qualified to perform these functions. In addition, Company personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

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

Independent Auditors’ Report

The Shareholders and Board of Directors

Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Hartford, Connecticut
February 11, 2004

Quarterly Data (Unaudited)

2003 (Millions, except per common share data)	First	Second (1)	Third	Fourth

Total revenue	$4,466.5	$4,466.0	$4,469.1	$4,574.8

Income from continuing operations before income taxes	$512.0	$223.4	$334.8	$371.4
Income taxes	182.0	85.0	118.9	121.9

Net income	$330.0	$138.4	$215.9	$249.5

Per common share results: (2)
Net income
Basic	$2.19	$.90	$1.41	$1.63
Diluted	2.12	.87	1.35	1.56

Common stock data:
Dividends declared	$—	$—	$.04	$—
Common stock prices, high	49.64	64.42	68.49	67.94
Common stock prices, low	40.82	47.03	52.70	55.99

(1)	Second quarter includes a $75 million after-tax charge related to the Physician Class Action Settlement (refer to Note 20).

(2)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

2002 (Millions, except per common share data)	First (1)	Second (2)	Third (3)	Fourth (4)

Total revenue	$5,264.7	$5,064.2	$4,832.1	$4,717.7

Income from continuing operations before income taxes	$97.7	$159.6	$143.5	$144.0
Income taxes	9.7	51.4	44.7	45.8

Income from continuing operations	88.0	108.2	98.8	98.2
Income from discontinued operations	50.0	—	—	—
Cumulative effect adjustment, net of tax	(2,965.7)	—	—	—

Net income (loss)	$(2,827.7)	$108.2	$98.8	$98.2

Per common share results: (5)
Net income (loss)
Basic	$(19.50)	$.73	$.66	$.65
Diluted	(19.00)	.70	.64	.63

Common stock data:
Dividends declared	$—	$—	$.04	$—
Common stock prices, high	38.82	51.76	47.04	43.97
Common stock prices, low	30.76	38.66	35.81	31.69

(1)	First quarter includes a release of $19.8 million of state income taxes related reserves.

(2)	Second quarter includes an after-tax severance and facilities charge of $17.5 million ($27.0 million pretax) and a $5.4 million after tax benefit ($8.3 million pretax) from a reduction of the reserve for loss on discontinued products.

(3)	Third quarter includes an after-tax severance and facilities charge of $57.9 million ($89.0 million pretax) (refer to Note 11).

(4)	Fourth quarter includes an after-tax severance and facilities charge of $29.2 million ($45.0 million pretax) (refer to Note 11).

(5)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.