Form 10-K, Exhibit 13
period 2004-12-31
AETNA INC /PA/
filed 2005-03-01
CIK 1122304

Exhibit 13.1

Table of Contents to portions of the Annual Report Included in Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

Aetna Inc. (with its subsidiaries, the “Company”) is one of the nation’s largest providers of health insurance and related benefits, based on membership as of December 31, 2004. The Company’s products include health care, dental, pharmacy and group insurance (including life, disability and long-term care) benefit products. As of December 31, 2004, the Company served approximately 13.7 million medical members, 11.9 million dental members, 8.4 million pharmacy members and 13.5 million group insurance members. The Company’s operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.

The following MD&A provides a review of the financial condition of the Company as of December 31, 2004 and 2003 and its results of operations for the years ended December 31, 2004, 2003 and 2002. This Overview should be read in conjunction with the entire MD&A, which contains detailed information that is important to understanding the Company’s results of operations and financial condition. Therefore, this Overview is qualified in its entirety by the full MD&A.

During 2004, the Company completed its turnaround phase.

The period of 2002 to 2004 was one of financial turnaround for the Company. After recording operating losses in 2001, the Company returned to operating profitability in 2002 due primarily to significant premium increases, addressing rising health care costs and reduction of membership with historically higher medical cost ratios. The Company’s operating profit in 2003 primarily reflected continuing improvement in operating margins in the Company’s Health Care segment, as premium increases outpaced increases in per member health care costs in Commercial Risk products. In summary, during 2002 and 2003, the Company’s financial performance improved although its membership and total revenue declined. During 2004, the Company met its objective of achieving profitable growth and increasing membership. Operating profit in 2004 reflects higher premium and fees in the Company’s Health Care segment driven by rate increases for renewing membership as well as membership growth for both administrative services contract (“ASC”) business (employer-funded plans where the plan sponsor assumes all or a majority of the risk for medical and dental care costs) and Risk business (where the Company assumes all or a majority of the risk for medical and dental care costs), as well as reductions in general and administrative expenses.

The Company also generated strong cash flows from operations during 2003 and 2004 (refer to “Liquidity and Capital Resources”). In addition, the Company’s cash position was further benefited from a tax refund of approximately $740 million, which was approved by the Congressional Joint Committee on Taxation in 2004 (of which approximately $666 million was received in 2004). In addition, in 2004, the Company entered into a new unsecured five-year revolving credit agreement, which provides for the granting of revolving loans and the issuance of letters of credit, up to a maximum aggregate amount outstanding of $800 million (with an option to expand the commitments to $1 billion, subject to certain conditions).

The Company has also taken measures to improve its relationship with physicians and its market position. The Company has continued to focus on improving its operating processes for claim payments and other matters affecting physicians and members. During 2003, the Company and representatives of over 900,000 physicians, state and other medical societies entered into a settlement agreement resolving a national class action lawsuit as well as multiple state court actions filed against the Company.

In 2003 and 2004, the Company also continued to introduce or further develop new products and services including further refinements to consumer-directed health care plan initiatives such as the Aetna HealthFund® and changes to its other health products and medical cost management programs.

Summary of Consolidated Results

(Millions, except per share amounts)	2004		2003	2002

Total revenues	$19,904.1		$17,976.4	$19,878.7

Income from continuing operations	1,215.1		933.8	393.2

Net income (loss)	2,245.1	(1)	933.8	(2,522.5	)(2)

Income from continuing operations per common share	7.74		5.91	2.57

(1)	Net income in 2004 includes income from discontinued operations of $1.03 billion related to the Congressional Joint Committee on Taxation’s approval of a tax refund and the release of federal income tax reserves resulting from the resolution of certain Internal Revenue Service audits associated with businesses sold by the Company’s predecessor (former Aetna) (refer to Note 22 of Notes to Consolidated Financial Statements for additional information).
(2)	Net loss in 2002 includes income from discontinued operations of $50 million related to the release of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues and a cumulative effect charge of approximately $3 billion related to the adoption of Financial Accounting Standard (“FAS”) No. 142, Goodwill and Other Intangible Assets.

Certain other items included in income from continuing operations are as follows:

(Millions, after tax)	2004	2003	2002

Net realized capital gains	$45.9	$42.0	$22.3
Contribution to Aetna Foundation (1)	(29.3)	—	—
Physician Class Action Settlement (2)	—	(75.0)	—
Severance and facilities charges	—	—	(104.6)
Release of state income tax reserves (3)	—	—	19.8
Reduction of reserve for anticipated future losses on discontinued products	—	—	5.4

(1)	In 2004, the Company made a $29 million ($45 million pretax) voluntary contribution to the Aetna Foundation Inc., a separate and distinct charitable organization, an amount that is over and above the Company’s normal level of contributions.
(2)	In 2003, the Company recorded an after tax charge of $75 million ($115 million pretax) in connection with the Physician Class Action Settlement, net of an estimated insurance recoverable of $72 million pretax.
(3)	In 2002, the Company released $19.8 million of state income tax related reserves as a result of the favorable conclusion of several state tax audits.

Given the Company’s progress on earnings, profitable growth of membership and its financial condition, the Company believes its financial turnaround is complete.

During 2004, the Company managed its capital in support of both new and ongoing initiatives.

In 2003 and 2004, the Company deployed its capital in support of strategic initiatives including: repurchases of the Company’s common stock; annual cash dividends; voluntary contributions to the Company’s pension plan; and funding of targeted acquisitions or joint ventures relevant to its strategy. Transactions announced in 2004 included:

Aetna Behavioral Health — The Company announced it will launch a full-service behavioral health business and end its contract with Magellan Health Services (“Magellan”) for behavioral health services as of December 31, 2005. Pursuant to an existing agreement with Magellan, the Company has decided to exercise its option to purchase the assets of Magellan that currently service the Company’s behavioral health business effective December 31, 2005. The cost to exercise this option is expected to be approximately $50 million, including the settlement of an existing $49 million note from Magellan to the Company and a modest incremental cash payment to Magellan by the Company.

Aetna Specialty Pharmacy, LLC — The Company and Priority Healthcare Corporation formed a new joint venture, Aetna Specialty Pharmacy, LLC, which will be an Aetna-branded specialty pharmacy. The Company funded a 40% ownership interest in this joint venture in 2004 and expects operations to commence in 2005. This joint venture will complement the Company’s mail-order pharmacy facility, which began operations in 2003. Neither the amount of Aetna’s funding nor the option purchase price is material to the Company’s financial position.

Strategic Resource Company (“SRC”) – In August 2004, the Company announced that it had agreed to acquire SRC, a privately-held administrator of group limited benefit products for part-time and hourly workers. The transaction closed on January 6, 2005. For approximately $252 million, financed through available cash, Aetna acquired 100% of the stock of SRC and reinsured the insurance contracts administered by SRC. Approximately $72 million of the purchase price is held in escrow pending resolution of certain future events.

The Company believes these acquisitions will enhance existing product capabilities and future growth opportunities.

During 2004, the Company repurchased approximately 16.1 million shares of common stock at a cost of approximately $1.5 billion under share repurchase programs authorized by the Company’s Board of Directors. Additionally, during 2004, the Company declared and paid a $6 million cash dividend to shareholders.

Given its results, the Company believes it has established a foundation for profitable growth.

The Company is now striving to attain industry leadership. To reach this goal, the Company will focus its attention on profitably growing market share and operating earnings; demonstrating superior medical cost, quality and clinical integration; achieving competitive administrative expenses; using technology to enhance its competitive position; and delivering best-in-class service for all constituents. The Company’s 2005 outlook is as follows:

Health Care membership growth is targeted for 2005. The Company continues to take actions to increase membership, including efforts to reach customers via an integrated product approach in generating sales to new customers, as well as increased cross-sell penetration within the existing membership base and targeted geographic marketing, to achieve substantial membership growth in 2005. These membership increases combined with price increases, would contribute to higher revenue and operating earnings.

Group Insurance operating earnings are expected to remain level with 2004. The Company expects its Group Insurance operating earnings in 2005 to be generally level with that of 2004 as a result of maintaining key products and continued expense management initiatives.

Large Case Pensions earnings are expected to reflect continued run-off of business. The Company expects earnings in its Large Case Pensions segment will be lower than in 2004, consistent with the continued run-off of underlying liabilities and assets. However, operating earnings for Large Case Pensions can vary from current expectations depending on, among other matters, future investment performance of the assets supporting existing liabilities.

Operating expense ratio (operating expenses divided by revenue) targeted to improve. The Company continues to take actions to improve the efficiency of its operations, including efforts to leverage existing infrastructure to support additional growth as well as improvements in systems and processes. The Company will continue to target 2005 spending on operational improvements including self-service and administrative technologies that will yield future benefits. The Company expects that 2005 should continue to reflect these efforts and projects its operating expense ratio will continue to decline for the full year before the effect of expensing stock options beginning in the third quarter of 2005.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect the Company.

Discussion of Segment Results

The discussion of the Company’s results of operations that follows is presented based on the Company’s reportable segments in accordance with FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and is consistent with the disclosure of segment information in Note 20 of Notes to Consolidated Financial Statements. The measure of profit or loss presented within each segment’s discussion of results of operations is the measure reported to the Chief Executive Officer for purposes of making decisions about allocating resources to the segment and assessing its performance.

HEALTH CARE

Health Care consists of health and dental plans offered on both a Risk basis and an employer-funded basis. Health plans include health management organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Health plans also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS, PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account.

Operating Summary

(Millions)	2004	2003	2002

Premiums:
Commercial Risk (1)	$13,924.1	$12,329.3	$14,014.6
Medicare	938.7	906.2	1,013.1
Medicaid	—	—	8.4

Total premiums	14,862.8	13,235.5	15,036.1

Administrative services contract fees	2,027.7	1,853.9	1,806.6
Net investment income	262.1	244.6	295.7
Other income	23.9	8.7	15.6
Net realized capital gains	24.1	34.4	56.0

Total revenue	17,200.6	15,377.1	17,210.0

Health care costs (2)	11,637.7	10,135.8	12,452.8
Operating expenses:
Selling expenses	630.9	510.7	573.0
General and administrative expenses (3)	3,155.0	3,408.7	3,461.5
Amortization of other acquired intangible assets	42.5	50.8	130.8
Severance and facilities charges	—	—	156.0

Total benefits and expenses	15,466.1	14,106.0	16,774.1

Income before income taxes and cumulative effect adjustments	1,734.5	1,271.1	435.9
Income taxes	639.5	461.5	119.5

Income before cumulative effect adjustments	1,095.0	809.6	316.4
Cumulative effect adjustments, net of tax	—	—	(2,965.7)

Net income (loss)	$1,095.0	$809.6	$(2,649.3)

Net realized capital gains, net of tax (included above)	$15.6	$22.2	$36.4

(1)	Commercial Risk includes all medical and dental risk products, except Medicare and Medicaid.
(2)	The percentage of health care costs related to capitated arrangements (a fee arrangement where the Company pays providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 9.1% for 2004 compared to 10.9% for 2003 and 11.3% for 2002.
(3)	Includes salaries and related benefit expenses of $1.9 billion in 2004, $2.0 billion in 2003 and $2.1 billion in 2002.

Health Care Results

The table presented below identifies certain items which, although they may recur, are excluded from net income (loss), to arrive at operating earnings, and reconciles operating earnings to net income (loss) reported in accordance with U.S. generally accepted accounting principles (“GAAP”). Management believes excluding these items to arrive at operating earnings provides useful information as to the Company’s underlying business performance. In addition, management uses operating earnings to assess performance and make operating decisions.

Realized capital gains and losses arise from various types of transactions primarily in the course of managing a portfolio of assets that support the payment of liabilities, but these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of the Company’s business operations. The Physician Class Action Settlement relates to the settlement of significant litigation not in the ordinary course of business and the cumulative effect adjustments relate to the Company’s adoption of new accounting standards, which do not reflect the underlying performance of the Company’s business. The severance and facilities charges represent an estimate of costs related to reductions of staff or exiting of facilities and are not direct expenses supporting ongoing business operations. The release of state income tax reserves was the result of the favorable conclusion of several state tax audits relating to prior periods, accordingly, this reserve release does not reflect the underlying performance of the Company’s business. The Company also displays medical cost ratios excluding changes to prior-period health care cost estimates to better reflect the underlying current period health care costs and the favorable resolution of a prior period contract matter to better reflect the premiums generated from underlying current period performance.

(Millions, after tax)	2004	2003	2002

Net income (loss)	$1,095.0	$809.6	$(2,649.3)
Other items included in net income (loss):
Net realized capital gains	(15.6)	(22.2)	(36.4)
Physician Class Action Settlement	—	75.0	—
Severance and facilities charges	—	—	101.4
Release of state income tax reserves	—	—	(19.8)
Cumulative effect adjustments, net	—	—	2,965.7

Operating earnings	$1,079.4	$862.4	$361.6

Expanding underwriting margins and lower general and administrative expenses contributed to continued improvement in results for 2004

Operating earnings for 2004 reflect an increase of $217 million from 2003. The increase in operating earnings reflects higher total underwriting margins (premiums less health care costs), higher ASC fees and lower general and administrative expenses. The total underwriting margin reflects growth in premiums, a higher Commercial Risk medical cost ratio, as further discussed below, and less favorable development of prior period health care costs in 2004 ($57 million after tax ($90 million pretax)) when compared to 2003 ($148 million after tax ($228 million pretax)). The growth in premiums and ASC fees resulted from rate increases for renewing membership and increases in membership levels (refer to “Membership”). General and administrative expenses were lower primarily due to lower employee-related performance-based compensation, lower pension costs and lower rent expense due to an $18 million pretax expense in 2003 that was not present in 2004, associated with the exit of a real estate facility no longer being used in the Company’s operations. Lower expenses were offset in part by a voluntary contribution of $29 million ($45 million pretax) to the Aetna Foundation Inc., a separate and distinct charitable organization, in 2004. The increase in operating earnings for 2004 was partially offset by increased selling expenses consistent with higher overall premiums and a higher proportion of premiums in certain customer markets which have higher selling costs. Operating expenses also include a curtailment benefit of $21 million after tax ($32 million pretax) recorded in the first quarter of 2004 related to the elimination of the dental subsidy for all retirees.

2003 results reflect a substantial improvement from 2002

Operating earnings for 2003 reflect an increase of $501 million from 2002. The increase in operating earnings is due primarily to improved underwriting margins as premium rate increases outpaced increases in per member health care costs for Commercial Risk, as well as the favorable development of prior period health care cost estimates of approximately $148 million after tax ($228 million pretax) for 2003, compared to approximately $46 million after tax ($71 million pretax) for 2002. The increase in operating earnings was partially offset by lower Medicare results due to lower membership levels, increases in per member health care costs outpacing premium rate increases and a decrease in net investment income primarily due to the lower interest rate environment. In addition, membership levels for 2003 were lower than those in 2002, resulting in both lower premiums and health care costs.

Operating earnings for 2003 also reflect a decrease in total general and administrative expenses, including salaries and related benefits, due to lower membership levels and expense reduction initiatives, including workforce reductions, lower expenses for outside consultant services and lower claim processing costs and broker commissions consistent with lower membership levels. Operating earnings for 2003 also include a curtailment benefit of $22 million after tax ($34 million pretax) in the first quarter of 2003 related to the phase out of the retiree medical subsidy for active employees (refer to Note 13 of Notes to Consolidated Financial Statements for additional information). The decrease in operating expenses was partially offset by higher pension costs and an $18 million pretax expense associated with the exit of a real estate facility no longer being used in the Company’s operations.

The performance of our Commercial Risk business improved in 2004 and 2003

Commercial Risk premiums increased approximately $1.6 billion in 2004, when compared to 2003, but decreased approximately $1.7 billion in 2003, when compared to 2002. The increase in 2004 reflects premium rate increases on renewing business and increases in membership levels (refer to “Membership”). The decrease in 2003 reflects membership reductions, partially offset by premium rate increases on renewing business.

The Commercial Risk medical cost ratio (health care costs divided by premiums) was 77.8% for 2004, 76.0% for 2003 and 82.9% for 2002. Commercial Risk health care costs for 2004, 2003 and 2002 reflect favorable development of prior period health care cost estimates, on a pretax basis, of approximately $78 million, $215 million, and $36 million, respectively. The favorable development of prior period health care cost estimates recognized primarily relates to health care costs incurred in the preceding year and considers the actual claims experience that emerged in the year, as well as lower than expected health care cost trends. The actual claim submission time (i.e., the period of time from the date medical services were provided to members to the date the Company received the medical claim from the provider) was shorter than the Company had anticipated in determining its health care costs payable at December of the preceding year. Such acceleration was not evident until subsequent to year end, when the majority of the remaining claims for services included in health care costs payable as of December of the preceding year were paid. As a result, the volume of claims incurred but not reported was estimated higher than the Company actually experienced, resulting in the favorable development of prior period health care estimates recognized in 2004, 2003 and 2002 (refer to discussion of Health Care Costs Payable below for more information). Premiums for 2002 also include a benefit of approximately $32 million pretax from the favorable resolution of prior period contract matters for a large customer.

Excluding the favorable development of prior period health care cost estimates in 2004, 2003 and 2002 and the favorable resolution of prior period contract matters for a large customer in 2002, the adjusted Commercial Risk medical cost ratio was 78.3% for 2004, 77.7% for 2003 and 83.3% for 2002 (refer to the reconciliations of Commercial Risk premiums and health care costs to adjusted Commercial Risk premiums and health care costs below). The increase in the medical cost ratio in 2004, when compared to 2003, reflects a percentage increase in health care costs that slightly outpaced the percentage increase in per member premiums. The increase in per member health care costs was due primarily to increases in costs related to inpatient, pharmacy, outpatient and physician services. The decrease in the medical cost ratio in 2003, when compared to 2002, was the result of per member premium rate increases outpacing per member health care cost increases reflecting a moderation in utilization trends, primarily pharmacy, physician, inpatient and outpatient services. The moderation in utilization trends was impacted by a number of external factors, including the effect of benefit design changes on medical expenditures, along with the Company’s initiatives relating to disease management and case management, enhancements to pharmacy benefits management and underwriting discipline.

(Millions)	2004	2003	2002

Commercial Risk health care costs	$10,828.8	$9,365.4	$11,615.3
Adjustments: approximate favorable development of prior period health care cost estimates	78.0	215.0	36.0

Adjusted Commercial Risk health care costs	$10,906.8	$9,580.4	$11,651.3

(Millions)	2004	2003	2002

Commercial Risk premiums	$13,924.1	$12,329.3	$14,014.6
Adjustments: favorable resolution of prior period contract matters for a large customer	—	—	(32.0)

Adjusted Commercial Risk premiums	$13,924.1	$12,329.3	$13,982.6

Medicare experienced an increase in medical cost ratios in 2004 and 2003

The Company’s Medicare Advantage (formerly Medicare+Choice) contracts with the federal government are renewable for a one-year period each January 1. The Company offered a Medicare Advantage option in 2004 in all of the markets it served in 2003 and intends to continue to offer such option in 2005. In addition, as part of the Centers for Medicare and Medicaid Services (“CMS”) Medicare Advantage Demonstration Project, the Company expanded its open access Medicare Advantage plan (the Aetna Golden Choice™ Plan) by offering it for 2004 in two additional counties in New York and Pennsylvania. In February 2005, the Company filed a letter of intent with CMS to become a national provider of the new Medicare prescription drug plan, effective January 1, 2006. The Company expects CMS to award contracts by September 2005.

Medicare premiums increased approximately $33 million in 2004, when compared to 2003, and decreased approximately $107 million in 2003, when compared to 2002. The increase in 2004 reflect increases in premiums due to rate increases by CMS, partially offset by reductions in supplemental premiums and decreases in membership. The decrease in 2003 reflects membership reductions, partially offset by increases in supplemental premiums and rate increases by CMS.

The Medicare medical cost ratio for 2004 was 86.2%, compared to 85.2% for 2003 and 82.2% for 2002. Health care costs for 2004, 2003 and 2002 reflect favorable development of prior period health care cost estimates on a pretax basis of approximately $12 million, $13 million and $35 million, respectively. Excluding this favorable development of prior period health care cost estimates, the adjusted Medicare medical cost ratio was 87.5% for 2004 and 86.6% for 2003 and 85.6% for 2002 (refer to the reconciliations of Medicare health care costs to adjusted Medicare health care costs below). The increase in the medical cost ratio for 2004, when compared to 2003, reflects a percentage increase in health care costs that slightly outpaced the percentage increase in per member premiums. The increase in per member health care costs was primarily due to increases in costs related to inpatient, pharmacy, outpatient and physician services. The increase in the medical cost ratio for 2003, when compared to 2002, reflects per member premium rate increases that were outpaced by increases in per member health care costs due primarily to higher utilization.

(Millions)	2004	2003	2002

Medicare health care costs (included in total health care costs above)	$809.0	$771.8	$832.6
Adjustments: approximate favorable development of prior period health care cost estimates	12.0	13.0	35.0

Adjusted Medicare health care costs	$821.0	$784.8	$867.6

Health Care Costs Payable

Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported and those which have been reported but not yet paid. The Company develops such estimates using actuarial principles and assumptions that consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, health care cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. In developing its estimate of health care costs payable, the Company consistently applies the actuarial principles and assumptions each period, with consideration to the variability of these factors.

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

The Company believes its estimate of health care costs payable is reasonable and adequate to cover the Company’s obligations as of December 31, 2004; however, actual claim payments may differ from established estimates. A worsening (or improvement) of medical cost trend (the rate of increase in per member health care costs) or changes in claim submission and payment patterns from those that were assumed in estimating health care costs payable at December 31, 2004 would cause these estimates to change in the near term, and such a change could be material. For example, if changes in claim submission and/or processing patterns resulted in a 100-basis point change in the estimated medical cost trend for Commercial Risk products, annual after tax results for 2004 would have changed by approximately $65 million. This estimation process is a critical accounting policy for the Company. Refer to “Critical Accounting Policies” for more information.

Each quarter, the Company re-examines previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that estimates of health care costs payable could develop either favorably or unfavorably. The Company includes the impacts of changes in estimates in earnings when they are identified. The changes in the estimate of health care costs payable may relate to the prior fiscal quarter, prior fiscal year or earlier periods.

Health care costs payable as of December 31, 2004 and 2003 consisted of the following:

(Millions)	2004	2003

Commercial Risk	$1,834.7	$1,785.7
Medicare	92.4	103.0

Total health care costs payable	$1,927.1	$1,888.7

Other Revenue

ASC fees for 2004 increased $174 million compared to 2003, reflecting increases in rates and ASC membership levels (refer to “Membership”). ASC fees for 2003 increased $47 million compared to 2002, reflecting an increase in rates, partially offset by lower ASC membership levels.

Net realized capital gains of $16 million for 2004 primarily reflect gains on debt securities resulting from sales in a low interest rate environment partially offset by losses from the write-down of other invested assets. Net realized capital gains of $22 million for 2003 primarily reflect net gains on debt securities resulting from sales in a low interest rate environment. Net realized capital gains of $36 million for 2002 include a capital gain of $39 million after tax related to the Company’s 1997 sale of its behavioral health subsidiary, Human Affairs International (“HAI”) and net gains from the sale of debt securities in a low interest rate environment. The Company recorded capital gains relating to the HAI sale as they became realizable. Refer to “Behavioral Health Arrangements with Magellan” below for further information on the $60 million pretax that was scheduled to be paid to the Company in February 2003 by the purchaser of HAI, Magellan Health Services, Inc. (“Magellan”). These 2002 gains were partially offset by capital losses primarily due to the write-down of certain debt and equity securities, the final resolution of matters related to the prior year sale of certain subsidiaries, the sale of the Company’s investment in an internet technology-based connectivity company and losses from futures contracts used for managing the maturities of invested assets with the payment of expected liabilities.

Income Taxes

Health Care’s effective tax rate was 36.9% in 2004, 36.3% in 2003 and 27.4% in 2002. In 2002, the Company released approximately $20 million of state income tax related reserves as a result of the favorable conclusion of several state tax audits. Excluding this income tax benefit in 2002, and amortization of other acquired intangible assets and net realized capital gains for all periods, the adjusted effective tax rates were 36.8% in 2004, 36.3% in 2003 and 32.4% in 2002 (refer to the reconciliations of the numerator and the denominator below). Management believes this presents a useful view of the effective tax rate relating to Health Care’s underlying business performance. The fluctuations in the effective tax rate primarily reflect fluctuation in pretax income and a change in the mix of state income taxes that apply to pretax income. The increase in the effective tax rate for 2003, compared to 2002, also reflects a dilution of benefit from tax advantaged investment income due to substantially higher pretax operating earnings. The mix of state income taxes depends on the states in which the Company’s earnings or losses are incurred and the level of such earnings or losses, due to differing tax rates and/or limitations of allowed losses in various states.

(Millions)	2004	2003	2002

Numerator:
Income taxes	$639.5	$461.5	$119.5
Adjustments:
Benefit from state income tax reserve release	—	—	19.8
Amortization of other acquired intangible assets	14.9	17.8	45.8
Net realized capital gains	(8.5)	(12.2)	(19.6)

Adjusted income taxes	$645.9	$467.1	$165.5

Denominator:
Income before income taxes and cumulative effect adjustments	$1,734.5	$1,271.1	$435.9
Adjustments:
Amortization of other acquired intangible assets	42.5	50.8	130.8
Net realized capital gains	(24.1)	(34.4)	(56.0)

Adjusted income before income taxes and cumulative effect adjustments	$1,752.9	$1,287.5	$510.7

Membership

Health Care’s membership as of December 31, 2004 and 2003 was as follows:

	December 31, 2004			December 31, 2003
(Thousands)	Risk	ASC	Total	Risk	ASC	Total

Medical
Commercial	4,684	8,762	13,446	4,353	8,430	12,783
Medicare	97	—	97	105	—	105
Medicaid	—	113	113	—	114	114

Total medical membership	4,781	8,875	13,656	4,458	8,544	13,002

Dental	4,676	7,256	11,932	4,435	6,507	10,942
Pharmacy (1)			8,447			7,521
Aetna HealthFund® (2)			222			44

(1)	At December 31, 2004 and 2003, pharmacy members in thousands include 7,989 and 7,244 members, respectively, receiving pharmacy benefit management services and 458 and 277 members, respectively, who purchased medications through the Company’s mail order pharmacy.
(2)	Represents the Company’s consumer-directed membership included in Commercial medical membership.

Total medical and dental membership as of December 31, 2004 increased by approximately 654,000 and 990,000 members, respectively, compared to December 31, 2003. The percentage of Risk and ASC medical membership at December 31, 2004 was approximately 35% and 65%, respectively, compared to 34% and 66%, respectively at December 31, 2003.

Behavioral Health Arrangements with Magellan

The Company recognized the final installment of contingent consideration under a long-term strategic provider relationship with Magellan of $60 million pretax as a realized capital gain in 2002. This amount was due in February 2003 but was not paid. Magellan filed for protection under Chapter 11 of the Federal Bankruptcy Code (“Chapter 11”) on March 11, 2003, and announced plans to reorganize and restructure its financial obligations. In January 2004, Magellan completed its financial restructuring, exited from Chapter 11, paid the Company $15 million and provided the Company with a $45 million interest bearing note. The Company extended its agreement with Magellan to continue providing behavioral health services to its members through December 31, 2005 in connection with a new strategic focus for its behavioral health programs designed to optimize service and improve access to care for members through a closer integration of behavioral and medical health care. As part of the agreement, Magellan has established certain dedicated business sites designed solely to serve the Company’s members and focus on clinical and network management. In addition, under the terms of the agreement, the Company may choose to either further extend the contract with Magellan through December 31, 2006 or purchase certain of the dedicated business units on or after December 31, 2005. In December 2004, the Company announced its intention to exercise the purchase option and end its contract with Magellan for behavioral health services effective December 31, 2005.

GROUP INSURANCE

Group Insurance includes group life insurance products offered on a risk basis, including basic term group life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes disability products offered on both a risk and an employer-funded basis which consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities.

Operating Summary

(Millions)	2004	2003	2002

Premiums:
Life	$1,226.4	$1,146.7	$1,093.0
Disability	315.1	287.3	300.0
Long-term care	83.4	73.2	64.4

Total premiums	1,624.9	1,507.2	1,457.4

Administrative services contract fees	27.2	30.8	36.0
Net investment income	274.1	268.7	269.5
Other income	3.4	3.6	4.0
Net realized capital gains (losses)	30.5	22.6	(21.6)

Total revenue	1,960.1	1,832.9	1,745.3

Current and future benefits	1,531.1	1,406.2	1,380.5
Operating expenses:
Selling expenses	69.1	56.7	42.3
General and administrative expenses (1)	153.9	159.5	134.9
Severance and facilities charge	—	—	5.0

Total benefits and expenses	1,754.1	1,622.4	1,562.7

Income before income taxes	206.0	210.5	182.6
Income taxes	59.7	61.2	57.6

Net income	$146.3	$149.3	$125.0

Net realized capital gains (losses), net of tax (included above)	$19.8	$14.5	$(14.0)

(1)	Includes salaries and related benefit expenses of $88.5 million in 2004, $90.5 million in 2003 and $73.3 million in 2002.

Group Insurance Results

The table presented below identifies certain items which, although they may recur, are excluded from net income to arrive at operating earnings, and reconciles operating earnings to net income reported in accordance with GAAP. Realized capital gains and losses arise from various types of transactions primarily in the course of managing a portfolio of assets that support the payment of liabilities, but these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of the Company’s business operations. Severance and facilities charges represent an estimate of costs related to reductions of staff or exiting of facilities that are not direct expenses supporting ongoing business operations. Management believes excluding these items to arrive at operating earnings provides useful information as to the Company’s underlying business performance. In addition, management uses operating earnings to assess performance and make operating decisions.

(Millions, after tax)	2004	2003	2002

Net income	$146.3	$149.3	$125.0
Other items included in net income:
Net realized capital (gains) losses	(19.8)	(14.5)	14.0
Severance and facilities charges	—	—	3.2

Operating earnings	$126.5	$134.8	$142.2

Operating earnings for 2004 decreased $8 million, when compared to 2003, and operating earnings for 2003 decreased $7 million, when compared to 2002. The decrease in operating earnings for 2004 reflects an increase in the benefit cost ratio (current and future benefits divided by premiums), higher selling expenses and lower ASC fees, partially offset by lower general and administrative expenses and higher net investment income levels. The Group Insurance benefit cost ratios were 94.2% for 2004, 93.3% for 2003 and 94.7% for 2002. The increase in the benefit cost ratio in 2004 reflects unfavorable prior year disability reserve experience of approximately $4.5 million after tax related to a reinsurance agreement in which the Company no longer participates as well as lower net favorable effects from changes in long-term disability and long-term care reserve assumptions when compared to 2003.

The decrease in operating earnings for 2003 reflects an increase in operating expenses (including salaries and related benefits) primarily resulting from an increase in sales compensation, consistent with the Company’s growth strategy, partially offset by a lower benefit cost ratio and a lower effective tax rate reflecting the impact of higher levels of tax advantaged investments on lower pretax operating earnings. The lower benefit cost ratio in 2003 reflects approximately $4 million after tax in net favorable effects from changes in long-term disability and long-term care reserve assumptions, when compared to 2002. The Company periodically reviews its reserve assumptions and updates its reserve estimates as appropriate. Key assumptions for these reserves include claim incidence rates, disability claim recovery rates, governmental program offsets (e.g., social security) and interest rates.

Net realized capital gains for 2004 reflect gains on debt securities resulting from sales in a low interest rate environment and gains on the sale of certain real estate investments partially offset by losses from the write-down of other invested assets. Net realized capital gains for 2003 primarily reflect net gains on debt securities resulting from sales in a low interest rate environment. Net realized capital losses for 2002 primarily reflect losses due to the write-down of certain investments in debt and equity securities and losses on futures contracts. These losses were partially offset by capital gains from debt securities resulting from sales in a low interest rate environment.

Membership

Group Insurance’s membership as of December 31, 2004 and 2003 was as follows:

(Thousands)	2004	2003

Life	10,930	10,000
Disability	2,341	2,085
Long-Term Care	223	203

Total	13,494	12,288

Total Group Insurance membership as of December 31, 2004 increased by 1.2 million members, compared to December 31, 2003. New membership in Group Insurance was 2.3 million for both 2004 and 2003. Lapses and in-force membership reductions were 1.2 million for 2004, compared to 1.6 million for 2003.

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2004	2003	2002

Premiums	$189.0	$161.3	$219.2
Net investment income	526.3	581.7	685.5
Other income	11.9	15.2	18.8
Net realized capital gains (losses)	16.2	8.2	(.1)

Total revenue	743.4	766.4	923.4

Current and future benefits	660.4	684.6	865.0
Salaries and related benefits	14.3	14.4	15.7
General and administrative expenses	5.6	4.5	5.2
Reduction of reserve for anticipated future losses on discontinued products	—	—	(8.3)

Total benefits and expenses	680.3	703.5	877.6

Income before income taxes	63.1	62.9	45.8
Income taxes	21.3	21.1	16.3

Net income	$41.8	$41.8	$29.5

Net realized capital gains (losses), net of tax (included above)	$10.5	$5.3	$(.1)

Assets under management: (1)
Fully guaranteed discontinued products	$4,584.2	$4,578.3	$4,784.2
Experience-rated	4,509.4	5,146.1	5,764.2
Non-guaranteed (2)	10,632.9	9,234.1	7,916.5

Total assets under management	$19,726.5	$18,958.5	$18,464.9

(1)	Excludes net unrealized capital gains of $558.8 million at December 31, 2004, $537.6 million at December 31, 2003 and $511.0 million at December 31, 2002.
(2)	The increase in non-guaranteed assets under management in 2004 and 2003 reflect additional deposits accepted from customers and investment appreciation.

Large Case Pensions Results

Large Case Pensions’ net income was $42 million in both 2004 and 2003, and increased $12 million in 2003, when compared to 2002. Net income for 2002 includes a benefit from the reduction of the reserve for anticipated future losses on discontinued products for Large Case Pensions of $5 million after tax due primarily to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. Excluding the discontinued products reserve release and net realized capital gains (losses), operating earnings were $31 million in 2004, $37 million in 2003 and $24 million in 2002. Management believes excluding net realized capital gains and losses to arrive at operating earnings provides useful information for the same reason noted above in Health Care. Management believes excluding any changes to the reserve for anticipated future losses on discontinued products provides useful information as to the Company’s continuing products and is consistent with the treatment of the results of operations of the discontinued products, which are credited/charged to the reserve and do not affect the Company’s results of operations.

Operating earnings decreased in 2004, when compared to 2003, reflecting the continued run-off of underlying assets and liabilities. Large Case Pensions’ operating earnings are expected to continue to decline in the future in keeping with the run-off nature of the business. The increase in operating earnings in 2003, when compared to 2002, is primarily due to higher interest margins resulting from increased investment income from limited partnership investments in the continuing operations line of business. Premiums, along with current and future benefits, decreased in 2003, when compared to 2002, primarily due to less activity relating to the funding of retirement incentive programs by an existing customer.

General account assets supporting experience-rated products (where the contract holder, not the Company, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to participant or contract holder withdrawal. For the years ended December 31, 2004, 2003 and 2002, experience-rated contract holder and participant withdrawals were as follows:

(Millions)	2004	2003	2002

Scheduled contract maturities and benefit payments (1)	$731.5	$768.0	$793.6
Contract holder withdrawals other than scheduled contract maturities and benefit payments (2)	81.9	78.9	104.6
Participant-directed withdrawals (2)	25.7	27.6	22.9

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2)	Approximately $638.7 million, $644.1 million and $733.7 million at December 31, 2004, 2003 and 2002, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $339.0 million $700.7 million and $1.1 billion at December 31, 2004, 2003 and 2002, respectively, of experience-rated contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

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

Results of operations of discontinued products, including net realized capital gains (losses), are credited (charged) to the reserve for anticipated future losses. The Company’s results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and favorably affected to the extent future losses are less than anticipated.

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

The results of discontinued products for the years ended December 31, 2004, 2003 and 2002 were as follows:

(Millions)	2004	2003	2002

Interest deficit (1)	$(23.1)	$(25.0)	$(12.2)
Net realized capital gains (losses)	24.4	72.3	(37.2)
Interest earned on receivable from continuing products	19.6	18.4	17.4
Other, net	9.2	21.8	10.8

Results of discontinued products, after tax	$30.1	$87.5	$(21.2)

Results of discontinued products, pretax	$44.0	$132.9	$(33.7)

Net realized capital gains (losses) from bonds, after tax (included above)	$12.8	$53.8	$(53.3)

(1)	The interest deficit is the difference between earnings on invested assets and interest credited to contract holders.

Net realized capital gains in 2004 reflect gains on the sale of debt securities in a low interest rate environment, receipt of mortgage loan equity participations, gain on the sale of a real estate investment and gains from future contracts. Net realized capital gains in 2003 reflect gains on the sale of debt securities in a declining interest rate environment, as well as a gain on the sale of a real estate investment and the sale of an equity investment which accounted for the significant increase in net realized capital gains in 2003, partially offset by the write-down of certain debt and equity securities. Net realized capital losses in 2002 are due primarily to debt securities sales and the write-down of certain debt and equity securities, partially offset by the sale of an equity investment and the collection of previously charged-off mortgage loans.

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $395 million at December 31, 2004 and $375 million at December 31, 2003, net of related deferred taxes payable. These amounts were eliminated in consolidation.

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

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan cash flow assumptions represent management’s best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with declines in the commercial mortgage loan and real estate portfolios.

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

The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)	2004	2003	2002

Reserve for anticipated future losses on discontinued products, beginning of the period	$1,035.8	$902.9	$944.9
Operating income (loss)	(6.6)	(3.3)	8.2
Net realized capital gains (losses)	37.5	111.3	(57.5)
Mortality and other	13.1	24.9	15.6
Reserve reduction	—	—	(8.3)

Reserve for anticipated future losses on discontinued products, end of the period	$1,079.8	$1,035.8	$902.9

Management reviews the adequacy of the reserve for anticipated future losses on discontinued products quarterly. The reserve was found to be adequate, and no release or charge was required during 2004 and 2003. The review in 2002 resulted in the release of $5 million ($8 million pretax) of the reserve primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run-off of the December 31, 2004 reserve balance (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)

2005	$40.3
2006	40.6
2007	40.7
2008	41.0
2009	41.3
2010 - 2014	206.2
2015 - 2019	188.7
2020 - 2024	155.6
2025 - 2029	119.5
Thereafter	205.9

The expected liability as of December 31, 1993 and actual liability balances at December 31, 2004, 2003 and 2002 for the GIC and SPA liabilities are as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA

2002	$169.5	$4,114.6	$82.9	$4,361.1
2003	51.7	3,984.7	35.2	4,217.9
2004	31.8	3,849.1	24.0	4,065.6

The GIC balances were lower than expected in each period, as several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The discontinued products investment portfolio at December 31, 2004 and 2003 was as follows:

	2004		2003
(Millions)	Amount	Percent	Amount	Percent

Debt securities available for sale	$3,383.6	68.3%	$3,427.1	69.7%
Loaned securities (1)	322.8	6.5	180.2	3.7

Total debt securities	3,706.4	74.8	3,607.3	73.4
Mortgage loans	560.3	11.3	626.7	12.8
Investment real estate	114.8	2.3	75.2	1.5
Equity securities	57.2	1.2	49.9	1.0
Other (2)	514.4	10.4	553.7	11.3

Total	$4,953.1	100.0%	$4,912.8	100.0%

(1)	Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of the Company’s securities lending program.
(2)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $20.9 million at December 31, 2004 and $121.8 million at December 31, 2003 included in long-term investments on the Consolidated Balance Sheets.

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to their current level. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to its current level, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company’s exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2004, 22.5% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2004 when compared to December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.

Distributions on discontinued products for the years ended December 31, 2004, 2003 and 2002 were as follows:

(Millions)	2004	2003	2002

Scheduled contract maturities, settlements and benefit payments	$515.6	$566.9	$704.0
Participant-directed withdrawals	.3	.2	3.6

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

At December 31, 2004, scheduled maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2005	$508.5
2006	495.0
2007	482.6
2008	474.1
2009	460.0
2010 – 2014	2,076.6
2015 – 2019	1,667.5
2020 – 2024	1,256.0
2025 – 2029	889.0
Thereafter	1,293.9

Refer to Note 21 of Notes to Consolidated Financial Statements and “Investments” for additional information.

CORPORATE INTEREST

Corporate interest expense represents interest incurred on the Company’s long-term and short-term debt and is not recorded in the Company’s business segments. After-tax interest expense was $68 million for 2004, $67 million for 2003 and $78 million for 2002. The decrease in interest expense for 2003, compared to 2002, is primarily a result of interest rate swap agreements entered into in December 2001 and 2002 which provide a benefit in a lower interest rate environment.

INVESTMENTS

Investments disclosed in this section relate to the Company’s total portfolio (including assets supporting discontinued products and experience-rated products).

Total investments at December 31, 2004 and 2003 were as follows:

	2004			2003
(Millions)	Current	Long-term	Total	Current	Long-term	Total

Debt securities available for sale:
Available for use in current operations	$14,013.6	$—	$14,013.6	$14,446.6	$—	$14,446.6
Loaned securities	1,150.1	—	1,150.1	810.6	—	810.6
On deposit, as required by regulatory authorities	—	553.4	553.4	—	636.7	636.7

Debt securities available for sale	15,163.7	553.4	15,717.1	15,257.2	636.7	15,893.9
Equity securities available for sale	34.5	40.2	74.7	57.8	27.0	84.8
Short-term investments	194.5	—	194.5	486.1	—	486.1
Mortgage loans	52.7	1,348.2	1,400.9	98.1	1,353.1	1,451.2
Investment real estate	—	274.8	274.8	—	270.4	270.4
Other investments	5.0	1,124.5	1,129.5	5.0	857.8	862.8

Total investments	$15,450.4	$3,341.1	$18,791.5	$15,904.2	$3,145.0	$19,049.2

Debt and Equity Securities

Debt securities represented 84% at December 31, 2004 and 83% at December 31, 2003 of the Company’s total general account invested assets and supported the following types of products:

(Millions)	2004	2003

Supporting discontinued products	$3,727.3	$3,729.1
Supporting experience-rated products	2,083.9	2,238.2
Supporting remaining products	9,905.9	9,926.6

Total debt securities	$15,717.1	$15,893.9

The debt securities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The Company’s investments in debt securities had an average quality rating of A+ at December 31, 2004 and 2003 (36% were AAA at December 31, 2004 and 2003). “Below investment grade” debt securities carry a rating of below BBB-/Baa3. Total debt securities include below investment grade securities of $927 million at December 31, 2004 and $963 million at December 31, 2003, of which 28% at December 31, 2004 and 25% at December 31, 2003, support discontinued and experience-rated products. Refer to Note 8 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Debt securities reflect net unrealized capital gains of $910 million (comprised of gross unrealized capital gains of $949 million and gross unrealized losses of $39 million) at December 31, 2004 compared with net unrealized capital gains of $948 million (comprised of gross unrealized capital gains of $988 million and gross unrealized losses of $40 million) at December 31, 2003. Of the net unrealized capital gains at December 31, 2004, $369 million relate to assets supporting discontinued products and $177 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2003, $335 million relate to assets supporting discontinued products and $177 million relate to experience-rated products.

Equity securities reflect net unrealized capital gains of $13 million (comprised entirely of gross unrealized capital gains) at December 31, 2004 compared with net unrealized capital gains of $20 million (comprised of gross unrealized capital gains of $20 million and gross unrealized losses of $.2 million) at December 31, 2003.

If management believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in Shareholders’ Equity. If the decline is determined to be “other-than-temporary”, the carrying value of the investment is written down and a realized capital loss is recorded in the Consolidated Statement of Income consistent with the guidance of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company ‘s impairment analysis is discussed in more detail in “Capital Gains and Losses” below. As of December 31, 2004 and 2003 the amount of gross unrealized losses and related fair value, by investment type included in Shareholders’ Equity were as follows:

	2004		2003
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Debt securities:
Supporting discontinued and experienced-rated products	$473.4	$9.5	$563.3	$15.2
Supporting remaining products	2,682.2	29.9	1,502.6	24.4

Total	$3,155.6	$39.4	$2,065.9	$39.6

Equity securities:
Supporting discontinued and experienced-rated products	$4.3	$—	$4.3	$.1
Supporting remaining products	—	—	.1	.1

Total	$4.3	$—	$4.4	$.2

At December 31, 2004 and 2003, debt and equity securities which were non-investment grade and non-rated represented approximately 6.2% and 6.4%, respectively, of the total debt and equity security portfolio (5.3% and 4.6%, respectively, related to securities supporting experience-rated and discontinued products). At December 31, 2004 and 2003 approximately 18.5% and 23.5%, respectively, of total unrealized losses related to securities which were non-investment grade and non-rated (2.4% and 3.8%, respectively, related to securities supporting experience-rated and discontinued products).

At December 31, 2004, the amount of unrealized losses and related fair value for debt and equity securities in an unrealized loss position for greater than twelve months were $10 million and $252 million, respectively, and such amounts were $11 million and $139 million, respectively, at December 31, 2003. Based on the Company’s evaluation of these investments during 2004 and 2003, no other-than-temporary impairments were deemed to have occurred. The Company had no material unrealized losses on individual debt or equity securities at December 31, 2004 or 2003. Refer to Note 8 of Notes to Consolidated Financial Statements for additional information.

The maturity dates for debt securities in an unrealized loss position at December 31, 2004 and 2003 were as follows:

	2004
	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$—	$—	$203.6	$.6	$203.6	$.6
One year through five years	80.5	2.8	1,101.8	8.1	1,182.3	10.9
After five years through ten years	119.1	1.5	404.6	4.2	523.7	5.7
Greater than ten years	240.5	5.0	495.6	12.8	736.1	17.8
Mortgage-backed securities	33.3	.2	476.6	4.2	509.9	4.4

Total	$473.4	$9.5	$2,682.2	$29.9	$3,155.6	$39.4

	2003
	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$4.3	$.1	$40.1	$—	$44.4	$.1
One year through five years	41.1	2.8	455.8	1.8	496.9	4.6
After five years through ten years	131.7	1.7	318.7	3.5	450.4	5.2
Greater than ten years	363.8	10.4	325.6	13.4	689.4	23.8
Mortgage-backed securities	22.4	.2	362.4	5.7	384.8	5.9

Total	$563.3	$15.2	$1,502.6	$24.4	$2,065.9	$39.6

The Company has classified its debt and equity securities as available for sale and carries them at fair value. Fair values for such securities are based on quoted market prices. Non-traded debt securities are priced independently by a third-party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. The carrying value of non-traded debt and equity securities at December 31, 2004 and 2003 were as follows:

	2004			2003
	Debt	Equity		Debt	Equity
(Millions)	Securities	Securities	Total	Securities	Securities	Total

Supporting discontinued and experience-rated products	$289.8	$39.9	$329.7	$389.1	$31.2	$420.3
Supporting remaining products	10.3	.3	10.6	15.1	18.4	33.5

Total non-traded securities	$300.1	$40.2	$340.3	$404.2	$49.6	$453.8

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

Net realized capital gains were $71 million ($46 million after tax) in 2004 and included net investment write-downs of $4 million ($3 million after tax). The majority of these impairments related to other invested assets. For 2003, net realized capital gains were $65 million ($42 million after tax) and included net investment write-downs of $4 million ($3 million after tax). The majority of these impairments related to the energy sector and asset backed securities. For 2002, net realized capital gains were $34 million ($22 million after tax) and included net investment write-downs of $83 million ($54 million after tax). The majority of these impairments were taken in the telecommunications and transportation sectors. Throughout 2002, the market values of telecommunication companies and assets declined precipitously, resulting in the bankruptcy of numerous companies and the Company’s decision to impair these investments. Also, during 2002, impairments were taken in the transportation sector as the market values of companies in the airline industry declined significantly as a result of widespread financial difficulties.

Mortgage Loans

The Company’s mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)	2004	2003

Supporting discontinued products	$560.3	$626.7
Supporting experience-rated products	305.3	321.3
Supporting remaining products	535.3	503.2

Total mortgage loans	$1,400.9	$1,451.2

The mortgage loan portfolio balance represented 7% and 8% of the Company’s total invested assets at December 31, 2004 and 2003, respectively. Problem, restructured and potential problem loans included in mortgage loans were $20 million at December 31, 2004 and $85 million at December 31, 2003, of which 6% at December 31, 2004 and 89% at December 31, 2003 support discontinued and experience-rated products. Specific impairment reserves on these loans were $4 million at December 31, 2004 and $19 million at December 31, 2003. Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements for additional information.

At December 31, 2004 scheduled mortgage loan principal repayments were as follows:

(Millions)

2005	$56.2
2006	97.7
2007	204.7
2008	25.5
2009	105.3
Thereafter	915.0

Risk Management and Market-Sensitive Instruments

The Company manages interest rate risk by seeking to maintain a tight match between the durations of the Company’s assets and liabilities where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company’s use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, warrants, forward contracts and futures contracts. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments would reduce overall risk. Refer to “Liquidity and Capital Resources - Long-term Debt” and Note 16 of Notes to Consolidated Financial Statements for additional information.

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

The risks associated with investments supporting experience-rated pension and annuity products in the Large Case Pensions business are assumed by those contract holders and not by the Company (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to “Large Case Pensions - Discontinued Products”).

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

Based on the Company’s overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect the consolidated near-term financial position, results of operations or cash flows of the Company as of December 31, 2004.

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

The following table for 2004, breaks out the operating cash flows of Health Care and Group Insurance and Large Case Pensions separately, as changes in Large Case Pensions’ insurance reserves are funded from the sale of investments, which impacts cash flows from investing activities (and not operating cash flows):

	Health Care
	and Group	Large Case
(Millions)	Insurance (1)	Pensions	Total

Cash flows from operating activities:
Net income	$2,203.3	$41.8	$2,245.1
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Income from discontinued operations	(1,030.0)	—	(1,030.0)
Amortization of other acquired intangible assets	42.5	—	42.5
Depreciation and other amortization	139.7	—	139.7
Amortization of net investment premium	44.8	.7	45.5
Net realized capital gains	(54.6)	(16.2)	(70.8)

Cash flow from operating activities before balance sheet changes	1,345.7	26.3	1,372.0
Changes in assets and liabilities:
Decrease in accrued investment income	.1	22.8	22.9
Decrease (increase) in premiums due and other receivables	34.3	(.3)	34.0
Net change in income taxes	329.4	21.5	350.9
Net change in other assets and other liabilities	(601.9)	(19.8)	(621.7)
Net decrease in health care and insurance liabilities	(67.5)	(298.8)	(366.3)
Other, net	(2.7)	(18.5)	(21.2)

Net cash provided by (used for) operating activities of continuing operations	1,037.4	(266.8)	770.6
Discontinued operations	666.2	—	666.2

Net cash provided by (used for) operating activities	$1,703.6	$(266.8)	$1,436.8

(1)	Includes corporate interest and income from discontinued operations.

Cash flows provided by operating activities of continuing operations were approximately $771 million for 2004. Cash flows provided by operating activities of continuing operations for Health Care and Group Insurance were approximately $1.04 billion. Included in this amount were approximately $555 million pretax for voluntary pension contributions, $41 million pretax of payments on prior year severance and facilities reserve actions and approximately $52 million pretax of employee related performance-based compensation payments net of current year accruals, reflected in net change in other assets and liabilities. Cash flows for 2004 also reflects the cash portion ($37 million) of a $45 million pretax voluntary contribution to the Aetna Foundation, a separate and distinct charitable organization. Refer to the “Consolidated Statements of Cash Flows” for additional information.

On July 8, 2004, the Company was notified that the Congressional Joint Committee on Taxation approved a tax refund of approximately $740 million after tax, including interest, relating to businesses that were sold in the 1990s by the Company’s predecessor. The tax refund was recorded as income from discontinued operations in the Consolidated Statement of Income in 2004. The Company received approximately $666 million of the cash refund in 2004, and expects to receive the remaining refund in 2005. The Company anticipates that it will use these monies to fund capital deployment initiatives, particularly share repurchases. Refer to Note 22 of Notes to Consolidated Financial Statements for additional information.

In January 2005, the Company made a voluntary pension contribution of $180 million and currently intends to make an additional $65 million voluntary contribution in 2005 to reduce the difference between the fair value of plan assets and the pension benefit obligation. The Company also made a payment of $150 million pretax in January 2005 related to the Physician Class Action Settlement. In 2005, the Company intends to allocate funds to share repurchase programs, invest in its business by funding internal growth and may also make certain acquisitions (refer to “Overview”).

Dividends

On September 24, 2004, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 16, 2004. The dividend was paid on November 30, 2004. In connection with the stock split announced in February 2005 (refer to “Common Stock Transaction”), the Company currently intends to maintain its dividend of $.04 per common share. The Board reviews the Company’s common stock dividend annually. Among the factors considered by the Board in determining the amount of the dividend are the Company’s results of operations and the capital requirements, growth and other characteristics of its businesses.

Financings, Financing Capacity and Capitalization

At December 31, 2004, the Company’s borrowings consisted of $1.6 billion consisting entirely of senior notes due in 2006, 2011 and 2041. The Company’s total debt to capital ratio (total debt divided by total debt and shareholders’ equity, adjusted to exclude minimum pension liability adjustments and net unrealized gains or losses on investment securities (“Adjusted Shareholders’ Equity)), was 14.2% at December 31, 2004 (refer to reconciliation of total shareholders’ equity to Adjusted Shareholders’ Equity below). Refer to Note 14 of Notes to Consolidated Financial Statements for additional information.

(Millions)	2004

Total Shareholders’ Equity	$9,081.4
Minimum pension liability	797.7
Net unrealized gains on available-for-sale investment securities	(245.7)

Adjusted Shareholders’ Equity	$9,633.4

The Company continually monitors existing and alternative financing sources to support its capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.

Long-Term Debt

The Company’s long-term debt consists of $450 million of 7.375% senior notes due in 2006, $450 million of 7.875% senior notes due in 2011 and $700 million of 8.5% senior notes due in 2041.

In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.99% at December 31, 2004). In December 2002, the Company also entered into an interest rate swap agreement to convert the fixed rate of 8.5% on an additional $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 4.94% at December 31, 2004). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.27% during 2004. In accordance with the Company’s accounting policy for fair value hedges, the change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. No material changes in value occurred during the year ended December 31, 2004. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting. The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligate each party to post collateral equal to the fair value of the swaps. As of February 28, 2005, the Company was not required to post collateral.

Short-Term Debt

The Company has significant short-term liquidity supporting its businesses. The Company uses short-term borrowings from time to time to address timing differences between cash receipts and disbursements. During 2004, there were no short-term borrowings outstanding. The Company’s short-term borrowings consist of an $800 million credit facility which terminates in November 2009. The credit facility also provides for the issuance of letters of credit at the Company’s request, up to $150 million, which count as usage of the available commitments under the facility. The credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1 billion upon the agreement of the Company and one or more financial institutions. Various interest rate options are available under the facility. Any revolving borrowings mature on the termination date of the credit facility. The Company pays facility fees on the facility ranging from .08% to .225% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2004 was at an annual rate of .11%.

The Company’s revolving credit facility contains financial covenants. Under the terms of the facility, the Company is required to maintain a minimum level of shareholders’ equity, excluding any minimum pension liability adjustment and any net unrealized capital gains and losses (“Adjusted Consolidated Net Worth”), as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending December 31, 2004. At December 31, 2004, the Company met its required minimum level of Adjusted Consolidated Net Worth of approximately $6.9 billion. The Company is also required to maintain its ratio of total debt to consolidated capitalization as of each fiscal quarter end at or below .4 to 1.0. For this purpose, consolidated capitalization is the sum of Adjusted Consolidated Net Worth and total debt (as defined in the facility). The Company met this requirement at December 31, 2004.

Common Stock Transactions

During the period 2002 through 2004, the Company repurchased common stock under various repurchase programs authorized by the Board. In 2004, the Company repurchased 16.1 million shares of common stock at a cost of $1.5 billion. In 2003, the Company repurchased 7.6 million shares of common stock at a cost of $445 million. As of December 31, 2004, the Company has authorization to repurchase up to $750 million of common stock under remaining Board authorizations. On February 25, 2005, the Company announced that its Board of Directors authorized the Company to repurchase up to $750 million of common stock. This authorization is in addition to the amount remaining under the September 24, 2004 authorization.

For the full year 2004, the Company had weighted average common shares, including common share equivalents, of approximately 157 million (refer to Note 4 of Notes to Consolidated Financial Statements for more information).

On February 9, 2005, the Board declared a two-for-one stock split of the Company’s common stock to be effected in the form of a 100% common stock dividend. All shareholders of record on February 25, 2005 will receive one additional share of common stock for each share held on that date. The additional share of common stock will be distributed to shareholders of record in the form of a stock dividend on March 11, 2005. Refer to Note 23 of Notes to Consolidated Financial Statements for additional information.

Contractual Obligations

The following table summarizes future obligations (estimated) by period as of December 31, 2004, under the Company’s various contractual obligations. The Company believes that funds from future operating cash flows, together with cash, investments and funds available under its credit agreements or from public or private financing sources, will be sufficient for existing commitments, future operations and other strategic transactions.

(Millions)	2005	2006 - 2007	2008 - 2009	Thereafter	Total

Long-term debt obligations (1)	$—	$450.0	$—	$1,150.0	$1,600.0
Operating lease obligations (2)	161.8	223.2	117.6	45.7	548.3
Purchase obligations (3)	264.6	141.2	45.1	—	450.9
Other long-term liabilities reflected on the Consolidated Balance Sheet: (4)
Future policy benefits (5)	827.6	1,332.7	1,074.2	4,333.6	7,568.1
Unpaid claims (5)	692.3	301.9	213.3	502.9	1,710.4
Policyholders’ funds (6)	493.8	88.1	78.6	695.0	1,355.5
Other long-term liabilities (7)	1,533.4	34.6	11.0	21.5	1,600.5

Total	$3,973.5	$2,571.7	$1,539.8	$6,748.7	$14,833.7

(1)	Debt payments exclude interest payments and amounts associated with the Company’s interest rate swap agreements. Debt payments could be accelerated upon violation of debt covenants, the likelihood of which the Company believes is remote. Refer to Note 14 of Notes to Consolidated Financial Statements for additional information.
(2)	The Company did not have any capital lease obligations as of December 31, 2004. The Company has operating leases for office space and certain computer and other equipment.
(3)	Purchase obligations include investment commitments and purchase obligations with a total minimum remaining commitment in excess of $1 million at December 31, 2004 which meet the following criteria:
•	Commitments to purchase goods or services of either fixed or minimum quantities that are noncancellable.
•	Commitments to purchase goods or services where the Company could incur a penalty if the agreement was cancelled. If the agreement is cancelable with a penalty, the amount of the penalty is included.
•	Commitments to purchase goods or services whereby the Company must make specified minimum payments even if it does not take delivery of the products or services. In these cases, the minimum amount specified in the contract is included.
Ordinary course of business contracts that do not specify fixed or minimum quantities to be purchased are not considered purchase obligations. Future claim payments to health care providers or pharmacies are not included in the table since certain terms are not determinable at December 31, 2004 (e.g., the timing and volume of future services provided under fee-for-service arrangements or the level of future membership levels for capitated arrangements).

(4)	Payments of other long-term liabilities exclude Separate Account liabilities of approximately $13.0 billion. Separate Account liabilities represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk. These liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of the business of the Company. The timing of the related cash flows is unpredictable due to contract holder discretion.
(5)	Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of December 31, 2004. Refer to Note 2 in Notes to Consolidated Financial Statements for additional information. Estimated payments for reserves for future policy benefits and unpaid claims are computed in accordance with actuarial standards and certain reserves are based on the present value of future net payments. Future policy benefits and unpaid claims also include certain reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not the Company, is responsible for cash flows associated with the reinsured contract. The Company’s reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, the Company would be primarily responsible for cash flows. The Company monitors the solvency of its reinsurance carriers and does not believe the risk of insolvency is significant. Approximately $1.2 billion (of which, approximately $25 million is included in current liabilities) of ceded insurance liabilities have been excluded from the table.
(6)	Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses (refer to Note 2 of the Notes to Consolidated Financial Statements for additional information). Policyholders’ funds include approximately $183 million related to reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not the Company, is responsible for cash flows associated with the reinsured contract. The Company’s reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, the Company would be primarily responsible for cash flows. The Company monitors the solvency of its reinsurance carriers and does not believe the risk of insolvency is significant. Customer funds associated with group life and health contracts of approximately $408 million have been excluded from the table, as such funds may be used primarily at the customer’s discretion to offset future premiums and/or refunds and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $179 million have been excluded from the table.
(7)	Other long-term liabilities include the following liabilities excluded from the table above:
•	Employee-related benefit obligations of approximately $833 million including the Company’s pension, other post retirement and post employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments required by the Company, or such payment patterns cannot be determined. However, the payments for other long-term liabilities includes anticipated voluntary pension contributions to the Company’s defined pension plan of approximately $245 million in 2005.
•	Deferred gains of approximately $128 million related to prior cash payments which will be recognized in earnings in accordance with GAAP.
•	Net unrealized capital gains on debt and equity securities of $276 million supporting discontinued products.

Off-Balance Sheet Arrangements
The Company does not have guarantees or other off-balance sheet arrangements that it believes, based on historical experience and current business plans, are reasonably likely to have a material impact on results of operations, financial condition or cash flows. Refer to Note 19 of Notes to Consolidated Financial Statements for additional detail of the Company’s guarantee arrangements at December 31, 2004.

Restrictions on Certain Payments by the Company

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna Inc., as a holding company, since it is not an HMO or an insurance company. The additional regulations applicable to Aetna Inc.’s HMO and insurance company subsidiaries are not expected to affect the ability of Aetna Inc. to service its debt, meet its other financing obligations or pay dividends, or the ability of any of Aetna Inc.’s subsidiaries to service other financing obligations, if any. Under regulatory requirements, the amount of dividends that may be paid to Aetna Inc. by its domestic insurance and HMO subsidiaries at December 31, 2004 without prior approval by state regulatory authorities is approximately $810 million in the aggregate.

Aetna Inc. derives dividends from its subsidiaries for liquidity to meet its requirements, which include the payment of interest on debt, shareholder dividends, share repurchase programs, investments in new businesses, maintaining appropriate levels of capitalization in its legal entity operating subsidiaries and other purposes as considered necessary. Excess capital at operating subsidiaries above targeted and/or regulatory capital levels are periodically remitted to Aetna Inc. as permitted by regulatory requirements.

Ratings

As of February 28, 2005, the ratings of Aetna Inc. and Aetna Life Insurance Company (“ALIC”) were as follows:

Moody’s
			Investors	Standard
	A.M. Best	Fitch	Service	& Poor’s

Aetna Inc. (senior debt) (1)	bbb	BBB+	Baa2	BBB+
Aetna Inc. (commercial paper) (1)	AMB-2	F2	P-2	A-2
ALIC (financial strength) (1)	A	A+	A2	A
(1)	A.M. Best has the ratings on outlook-stable. Fitch has the Aetna Inc. senior debt and ALIC ratings on outlook-positive. Moody’s has the ratings on outlook-positive. Standard & Poor’s has the Aetna Inc. senior debt and ALIC ratings on outlook-stable.

Solvency Regulation

The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2004, the RBC ratio of each of the Company’s primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2004, at that date, each of the Company’s active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own RBC standards as part of determining a company’s rating.

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

Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. The Company estimates the amount of future retroactivity each period and adjusts the recorded revenue accordingly. Such estimates are based on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity becomes known, the Company refines its estimates and records any required adjustments at that time. A significant difference in the actual level of retroactivity when compared to the estimated retroactivity would have a significant effect on Health Care’s results of operations.

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

Each period, the Company estimates the relevant factors, based primarily on historical data and uses this information to determine the assumptions underlying its reserve calculations. Given the extensive degree of judgment in these estimates, it is possible that estimates could develop either favorably or unfavorably. For health care costs payable, the reserve balances and the related benefit expenses are highly sensitive to changes in the assumptions used in the reserve calculations. For example, a 100 basis point change in the estimated medical cost trend for Commercial Risk products would have changed annual after-tax results by approximately $65 million for 2004. Any adjustments to prior period reserves are included in the benefit expense of the period in which the need for the adjustment becomes known. Due to the considerable variability of health care costs, adjustments to health reserves may occur each quarter and may sometimes be significant. For Group Insurance, and specifically disability reserves, a 100 basis point change in interest rates would result in approximately a 10 basis point change in the portfolio return rate for assets supporting these liabilities, due to the long-term nature of disability liabilities and related assets supporting these liabilities. A 10 basis point change in the portfolio rate assumption would have changed after-tax results by approximately $3 million for 2004.

The Company discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, there have been several adjustments to reduce this reserve that have increased net income. These adjustments occurred primarily because investment experience as well as mortality and retirement experience have been better than was projected at the time the products were discontinued. There were no reserve adjustments in 2003 and 2004. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could negatively impact operating earnings.

In cases where estimated health care and group insurance costs are so high that future losses are expected, the Company establishes premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.

Investment Securities

Investment securities are classified as available for sale and recorded at fair value, and unrealized investment gains and losses are reflected in shareholders’ equity. Investment income is recorded when earned, and capital gains and losses are recognized in results of operations when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other-than-temporary. If investments are determined to be impaired, an impairment charge is recognized in results of operations at the date of determination.

Testing for impairment of investments requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other-than-temporary are key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time.

Defined Benefit Pension and Other Post-Retirement Benefit Plans

The Company sponsors defined benefit pension (“pension”) and other post-retirement benefit (“OPEB”) plans. Refer to Note 13 of Notes to Consolidated Financial Statements. Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate. Assumptions are determined based on Company information and market indicators, and are evaluated at each annual measurement date (September 30). A change in any of these assumptions would have an effect on the Company’s pension and OPEB plan costs.

The expected return on plan assets assumption considers expected capital market returns over a long-term horizon (i.e., 20 years), inflation rate assumptions and the geometric average (i.e., compounding) of historical returns on invested assets. Declining interest rates and lower equity market returns from 2000 to 2002 resulted in declines in plan asset levels and a reduced funded status. Future expectations for lower sustained interest rates, inflation and nominal capital market returns led to a reduction in the expected return on pension plan assets assumption to 8.75% (from 9.00% used for 2003 expense recognition) and the expected return on OPEB plan assets assumption was reduced to 6.50% (from 7.00% used for 2003 expense recognition). The 8.75% expected return on plan assets is based on an asset allocation assumption of 60% – 70% U.S. and international public and private equity securities, 20% – 30% fixed income securities and 5% – 15% real estate and other assets. The Company’s asset managers regularly review the actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. At December 31, 2004, the Company’s actual asset allocation was consistent with our asset allocation assumption. A one-percentage point increase/decrease in the expected return on plan assets assumption would decrease/increase annual pension costs by approximately $27 million after tax and would decrease/increase annual OPEB costs by approximately $.5 million after tax.

The discount rates used for the Company’s pension and OPEB plans are set by benchmarking against investment-grade corporate bonds. A lower discount rate increases the present value of benefit obligations and increases costs. In 2004, the Company reduced its assumed discount rate to 6.00% (from 6.25% used at the previous measurement date), reflecting a reduction in corporate long-term bond yields. A one-percentage point decrease in the assumed discount rate would increase annual pension costs by approximately $36 million after tax and would increase annual OPEB costs by approximately $.4 million after tax.

The declining interest rate environment and varying asset returns compared to expectations in 2002, 2003 and 2004 resulted in an accumulated actuarial loss of $1.3 billion at December 31, 2004. The actuarial loss is amortized over the remaining service life of pension plan participants to the extent the loss is outside of a corridor established in accordance with GAAP (i.e., the corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation). As of December 31, 2004, $820 million of the actuarial loss was outside of the corridor and will impact 2005 pension expense. The Company’s expense related to actuarial losses in 2005 will be approximately $49 million after tax.

The changes to the Company’s expected return on plan assets and discount rate discussed above will not impact required cash contributions to the pension and OPEB plans, as the Company has met all minimum funding requirements as set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”) and further, will not have a minimum funding requirement in 2005. However, the Company currently intends to make voluntary pension contributions of $245 million in 2005.

Goodwill and Other Acquired Intangible Assets

The Company has made previous acquisitions that included a significant amount of goodwill and other intangible assets. Effective January 1, 2002, goodwill is no longer amortized but was subject to a transitional impairment test upon adoption of FAS No. 142, Goodwill and Other Intangible Assets, as well as an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test, based on estimated fair value. For these evaluations, the Company is using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely effected.

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

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive state and federal regulation throughout the United States in the jurisdictions in which we do business. Supervisory agencies, including state health, insurance, managed care and securities departments, have broad authority to:

•	Grant, suspend and revoke licenses to transact business;

•	Regulate many aspects of the products and services offered;

•	Assess fines, penalties and/or sanctions;

•	Monitor our solvency and reserve adequacy; and

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts are subject to examination at regular intervals by these agencies. In addition, our current and past business practices are subject to review by other state and federal authorities. These reviews may result, and have resulted, in changes to or clarifications of our business practices, fines, penalties or other sanctions.

In addition, the federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or could materially impact various aspects of the health care system. Many of these changes are described below. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Health Care Regulation

General

The federal and state governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us. Areas of governmental regulation include:

•	Licensure

•	Policy forms, including plan design and disclosures

•	Premium rates and rating methodologies

•	Underwriting rules and procedures

•	Benefit mandates

•	Eligibility requirements

•	Service areas

•	Market conduct

•	Utilization review activities

•	Payment of claims, including timeliness and accuracy of payment

•	Member rights and responsibilities

•	Sales and marketing activities

•	Quality assurance procedures

•	Disclosure of medical and other information

•	Provider rates of payment

•	Surcharges on provider payments

•	Provider contract forms

•	Delegation of risk and other financial arrangements

•	Producer licensing and compensation

•	Financial condition (including reserves) and

•	Corporate governance

These laws and regulations are different in each jurisdiction.

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

The federal Health Insurance Portability and Accountability Act of 1996, (“ HIPAA”), generally requires carriers that write small business in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits. HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals. The law further limits exclusions based on preexisting conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame. HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions. For example, certain states have modified HIPAA’s small group definition (2-50 employees) to include groups of one.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, Aetna has elected not to participate in voluntary pools, but even in these states the Company may be subject to certain supplemental assessments related to the state’s small group experience.

HIPAA Administrative Simplification; Gramm-Leach-Bliley Act
The regulations under the administrative simplification section of HIPAA also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the United States Department of Health and Human Services (“HHS”) to issue standards for administrative simplification, as well as privacy and security of medical records and other individually identifiable health information (“Administrative Simplification”). Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“Covered Entities”). Regulations adopted to implement Administrative Simplification also require that business associates acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards. The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Although Administrative Simplification was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the law has required significant and, in some cases, costly changes in business practices and operations. We expect that we will incur additional expenses to comply with these regulations in future periods.

HHS has released rules mandating the use of new standard formats with respect to certain health care transactions (e.g., health care claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. We have met all applicable requirements to date. We are required to comply with the provider identifier rules by May 2007.

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

Legislative and Regulatory Initiatives
There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government and many states have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:

•	Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose health plans to expanded liability for punitive and other extra-contractual damages.

•	Imposing assessments on (or to be collected by) health plans or health carriers, such as assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.

•	Extending malpractice and other liability exposure for decisions made by health plans.

•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (e.g. infertility treatment, experimental pharmaceuticals).

•	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs, chiropractors or other practitioners.

•	Mandating expanded employer and consumer disclosures and notices.

•	Mandating expanded coverage for emergency services.

•	Prohibiting or limiting certain types of financial arrangements with providers, including among other things incentives based on utilization of services.

•	Imposing substantial penalties for failure to pay claims within specified time periods.

•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan).

•	Imposing payment levels for out-of-network care.

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.

•	Restricting health plan claim and related procedures.

•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan.

•	Extending benefits available to workers who lose their jobs and other uninsured.

•	Mandating liberalized definitions of medical necessity.

•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.

•	Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs.

•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary.

•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.

•	Creating a single payer system where the government oversees or manages the provision of health care coverage.

•	Imposing employer or individual health coverage mandates.

It is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits or other increased costs.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, the courts, including the U.S. Supreme Court and federal and state courts, continue to consider cases addressing the pre-emptive effect of ERISA on state laws. In general, limitations to this pre-emption have the effect of increasing our costs, liability exposures, or both. Legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not preempted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

Patients’ Rights Legislation
Various state legislatures and the U.S. Congress continue to debate legislation containing various patient protection initiatives, including provisions that could expose the Company to unlimited economic damages and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of “medical necessity” and other coverage determinations. The Company cannot predict whether these measures will be enacted into law in 2005 or what form any such legislation might take.

ERISA
The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (the “DOL”). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. In addition, some states require licensure or registration of companies providing third-party claims administration services for benefit plans.

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements. We have invested significant time and attention to compliance with these new standards, which represent an additional regulatory burden for us.

Certain Large Case Pensions’ and Group Insurance products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, the Company may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and the Company must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.

Medicare
In 1997, the federal government passed legislation establishing the Medicare+Choice program (renamed “Medicare Advantage”) that changed the method for determining premiums that the government pays to HMOs for Medicare members. In general, the new method reduced the premiums payable to us compared to the old method, although the level and extent of the reductions varied by geographic market and depended on other factors. As a result of these and subsequent changes, as well as other factors including certain Medicare regulations issued by CMS, we either did not renew our Medicare contracts or reduced service areas in certain areas in each of 2000 through 2003. However, as a result of funding reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”), we elected to expand our participation in the Medicare Advantage program in selected markets in 2005. We are encouraged that these funding reforms will allow further expansion within the Medicare Advantage program, although it is not possible to predict the longer term adequacy of reimbursement under this program.

The Medicare Act added out-patient pharmaceutical products as a benefit under Medicare starting in 2006 and incorporates a number of other reforms to the Medicare program. Among other changes, this new law increases Medicare Advantage reimbursement starting in 2004, adds disease management programs and preventive medicine coverage to Medicare, authorizes Health Savings Accounts (HSAs) for non-Medicare beneficiaries, establishes a drug discount card (for 2004-2005) for Medicare beneficiaries and permits insurers to provide Medicare benefits through regional PPOs. The Company believes the new law has the potential to expand the role in Medicare for private health plans, although it is too early to predict the extent of the new law’s effect on our business. The Company began to offer HSAs in connection with its consumer-directed health plans beginning January 1, 2004.

HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as Aetna under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states’ insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to “Liquidity and Capital Resources.”

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

Guaranty Fund Assessments
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs.

Regulation of Pharmacy Operations
We own a mail-order pharmacy facility in Kansas City, MO that dispenses pharmaceuticals throughout the U.S. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. Our mail-order pharmacy is licensed in the state of Missouri, as well as in the states that require registration or licensure with the state’s board of pharmacy or similar regulatory body.

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

Certain information contained in this Management’s Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information in the “Overview” discussion of results of operations and (2) “Investments - Risk Management and Market-Sensitive Instruments.” Throughout this Management’s Discussion and Analysis, where we use the following words, or variations of these words and similar expressions, we intend to identify forward-looking statements:

· Expects · Projects	· Anticipates · Intends	· Plans · Believes	· Seeks · Estimates

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

Risk Factors
You  should  carefully  consider each of the following risks and all of the other information set forth in this MD&A or elsewhere in the Form 10-K. These risks and other factors may affect forward-looking statements, including those in this MD&A or made by the Company elsewhere, such as in investor calls or conference presentations. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.

We operate in an industry that is subject to ongoing changes and requires us to anticipate market trends and make changes to differentiate our products and services.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative reform and marketing practices. These factors require us to anticipate market trends and make changes to differentiate our products and services versus those of our competitors. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries. For example, the Gramm-Leach-Bliley Act gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors with significant financial resources in the insurance and health benefits fields. Failure to anticipate market trends and/or to differentiate our products and services can affect our ability to retain or grow profitable membership in our product offerings.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, operational or external risks identified in this Risk Factor discussion. In recent periods, we have devoted additional resources to developing enterprise-wide risk management processes, in addition to the processes we have for risk management within our businesses. Failure to appropriately identify and manage or mitigate these risks can affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or viability.

Our ability to forecast and manage health care costs and implement increases in premium rates affects our profitability.
Our profitability depends in large part on accurately forecasting health care costs and on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs and direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care are beyond any health plan’s control and may adversely affect our ability to predict and manage health care costs, as well as our business, financial condition and results of operations.

We have taken and are taking several actions to address these issues. We continue to be vigilant in our pricing and have increased our premiums for new and renewal business in 2005. Premiums in the health business are generally fixed for one-year periods. Accordingly, future cost increases in excess of medical cost projections reflected in pricing cannot be recovered in the contract year through higher premiums. As a result, the Company’s results are particularly sensitive to the price increases it projects in advance of renewal of the business. There can be no assurance regarding the accuracy of medical cost projections assumed for pricing purposes and if the rate of increase in medical costs in 2005 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

We face risks related to litigation.
We are party to a number of lawsuits, certain of which may be purported to be class actions. The majority of these cases relate to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and may also seek changes in our business practices. We may also be subject to additional litigation in the future. Litigation could materially adversely affect us, because of the costs of defending these cases, costs of settlement or judgments against us, or because of changes in our operations that could result from litigation. For example, we made certain changes to our business practices in connection with settlement in 2003 of a large provider class action that we must continue to effectively implement. Refer to Note 19 of Notes to Consolidated Financial Statements for more information.

Public perception of the health benefits industry and of industry or our Company’s practices, if negative, can adversely affect our profitability.
The health benefits industry is subject to negative publicity, which can arise either from perceptions regarding the industry or our Company’s business practices and/or products. This risk may be increased as we offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, beyond those in which we traditionally have operated. Negative publicity may further increase our costs of doing business and adversely affect our profitability by:

•	Adversely affecting the Aetna brand particularly,

•	Adversely affecting our ability to market our products and/or services,

•	Requiring us to change our products and/or services, or

•	Increasing the regulatory and legislative requirements with which we must comply.

We expect that management will need to focus simultaneously on multiple strategic and operational initiatives as we seek to further improve our financial performance, profitably grow our business and differentiate our products and services; if we do not successfully implement these initiatives, or if these initiatives do not achieve their objectives, our results could be materially adversely affected.
Our operating earnings have significantly improved over the last three years, and we have begun to profitably grow our business. However, in our next phase of development management will need to continue to focus on executing multiple strategic and operational projects and initiatives at the same time, including, among other things, addressing rising medical costs, the new customer market approach we implemented in 2002, further improving the efficiency of operations, certain significant technology projects, further improving relations with health care providers, customer or provider contracting changes, or other business process improvements. The future performance of our business will depend in large part on our ability to design and implement these initiatives. If these initiatives do not achieve their objectives or result in increased medical costs, our results could be adversely affected. Refer to “Overview” for more information.

We would be adversely affected if there were a significant loss or significant shift in the type of our core insurance membership, or if we fail to achieve profitable growth in that membership.
Competitive factors and ongoing changes in the industry create pressure to contain premium price increases despite being faced with increasing medical costs. Our customer contracts are subject to negotiation as customers seek to contain their costs, and customers may elect to reduce benefits in order to constrain increases in their benefit costs; such an election may result in lower premiums for our products, although it may also reduce our health care costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable premiums. Among other matters, we compete on the basis of overall cost, coverage, customer services, quality and sufficiency of provider networks and the quality of our medical management programs. In addition to competitive pressures affecting the ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers (as it was in 2003 and 2004) due to soft general economic conditions.

Loss of membership or failure to achieve profitable membership growth in core insurance membership could materially adversely affect our results of operations.

We are subject to potential changes in public policy that can adversely affect the markets for our products and our profitability.
While it is not possible to predict whether fundamental policy changes would occur, these could include policy changes that fundamentally change the dynamics of our industry, such as a much larger role of the government in the health care arena.

Terrorism or the continued threat of terrorism, epidemics or other extreme events could materially increase Health Care utilization and pharmacy costs and Group Insurance life and disability claims, although we cannot predict whether any such increases will occur.
Terrorism can affect the U.S. economy in general, but also our industry and us specifically. Beyond obtaining coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from the Company. In particular, in the event of bioterrorism epidemics or other extreme events, we could face significant health care costs depending on the government’s actions and the responsiveness of public health agencies and insurers. In addition, our Group Insurance members are concentrated in certain large, metropolitan areas which may be likely targets of these events.

Sales of our products and services are dependent on our ability to have and provide support to a network of internal sales personnel and third party brokers and consultants.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers and consultants who assist in the production and servicing of business. Our sales would be adversely affected if these sales networks deteriorate or if we do not adequately provide support, training and education to this sales network.

Success of our business depends in part on effective information technology systems and on continuing to develop and implement improvements in technology; certain significant multiyear strategic information technology projects are currently in process.
Our businesses depend in large part on our technology systems for processing claims and interacting with providers, employer plan sponsors and members, and our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Certain of our information technology systems and software are older, legacy systems that are less efficient and require an ongoing commitment of significant resources to upgrade to industry standards, maintain and enhance (including adequate back up and recovery processes and business continuity procedures). We need to develop new systems to meet current standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and customer demands. Our success is dependent in large part on maintaining the effectiveness of existing systems and on implementing improvements and continuing to develop and enhance information systems that support our business processes in a cost efficient manner.

We face risks from the re-deployment of significant capital generated by our operations to be used in acquisitions and other activities.
We have generated a significant amount of cash from operations in recent years, and our strategy includes effectively investing our capital in appropriate acquisitions, share repurchases or current operations to seek to generate returns. These investments are made based upon management’s projections of anticipated revenues, earnings and cash flows of our company or an acquired company, and may not be achieved. In addition, with respect to any acquisitions, some additional risks we face include:

•	We may assume liabilities, including those that were not disclosed to us;

•	We may be unable to successfully integrate businesses to realize anticipated economic and other benefits on a timely basis, which could result in substantial costs or delays or other operational or financial problems;

•	Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	We may also incur additional debt related to future acquisitions; and

•	We could be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

General market conditions affect our investments in debt and equity securities, mortgage loans and other investments and our income on those investments.
As an insurer, we have substantial investment portfolios of assets that support our policy liabilities. Generally low levels of interest rates on investments, such as those experienced in United States financial markets during recent years, have negatively impacted the level of investment income earned by the Company in recent periods, and such lower levels of investment income would continue if these lower interest rates were to continue. We seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, although a failure to do so could materially adversely affect our results and our financial condition. See “Investments” for more information. Financial market conditions also affect our capital gains or losses from investments.

Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have a pension plan that covers a large number of current employees and retirees. Unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our results of operations or financial condition by significantly increasing our pension plan expenses.

We hold reserves for expected claims, which are estimated, and these estimates are highly judgmental; if actual claims exceed reserve estimates, our results could be materially adversely affected.
Health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends (the rate of increase in medical costs). A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2004 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial Risk products would have changed annual after-tax results for 2004 by approximately $65 million. This estimation process is a critical accounting policy for the Company. Refer to “Health Care” and “Critical Accounting Policies” for more information.

We are dependent on our ability to manage and engage a very large workforce.
Our products and services and our operations require a large number of employees, and we would be adversely affected if our retention, development, succession and other human resource management techniques are not aligned with our strategic objectives.

Managing key executive succession is critical to our success.
We would be adversely affected if we fail to adequately plan for succession of our senior management and other key executives. While we have succession plans and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will be available to us.

Our profitability may be adversely affected if we are unable to contract with providers on favorable terms and otherwise maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health benefits providers, which is affected both by the rates for provider services and our provider payment and other provider relations practices. The sufficiency and quality of our networks of available providers is also an important factor when customers consider our products and services. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership and/or higher medical costs.

We must demonstrate that our products and processes lead to access by members to quality care by their providers.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by members to quality care by providers would adversely affect our ability to differentiate our product and/or service offerings from those of competitors.

We outsource and obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
Although we take steps to monitor and regulate the performance of independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential network disruptions, and in some cases cause us to incur duplicative claims expense. Certain legislative authorities have in recent periods also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs.

Government payors can determine premiums.
In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our costs increase and we cannot offset these with supplemental premiums and changes in benefit plans, then we could be materially adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive adjustments by the federal government. Ten percent of our revenues were derived from the federal government in 2004. Any such adjustments could materially adversely affect us.

Our business activities are highly regulated; further regulation could also materially adversely affect our business.
Our business is subject to extensive regulation and oversight by state and federal governmental authorities. The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect health operations through:

•	Affecting premium rates,

•	Reducing our ability to manage medical costs,

•	Increasing medical costs and operating expenses,

•	Increasing our exposure to lawsuits,

•	Regulating levels and permitted lines of business,

•	Imposing financial assessments, and

•	Regulating business practices.

Recently, there has been heightened review by regulators of the health care insurance industry’s business practices, including utilization management and claim payment practices, as well as review of the general insurance industry’s brokerage practices. As one of the largest national health insurers, we are regularly the subject of regulatory market conduct reviews and several such reviews currently are pending, some of which may be resolved during 2005. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by judicial and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims. We also have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General and inquiries from other regulatory authorities with respect to an industry wide investigation into certain insurance brokerage practices.

For more information regarding these matters, please refer to “Regulatory Environment” and “Litigation”.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:
•	Any requirement to restate financial results in the event of inappropriate application of accounting principles;

•	Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of coverage for credit or other reasons;

•	Failure of our processes to prevent and detect unethical conduct of employees;

•	A significant failure of internal controls over financial reporting;

•	Failure of our prevention and control systems related to employee compliance with internal policies;

•	Provider fraud that is not prevented or detected and impacts our medical costs or those of self-insured customers; and

•	Failure of Corporate Governance policies and procedures.

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2004	2003	2002	2001	2000

Total revenue	$19,904.1	$17,976.4	$19,878.7	$25,190.8	$26,818.9

Income (loss) from continuing operations	1,215.1	933.8	393.2	(291.5)	(127.4)

Net income (loss)	2,245.1	933.8	(2,522.5)	(279.6)	127.1

Net realized capital gains (losses), net of tax (included above)	45.9	42.0	22.3	73.6	(14.2)

Total assets	42,133.7	40,950.2	40,047.5	43,196.7	47,673.0

Short-term debt	—	—	—	109.7	1,592.2

Long-term debt	1,609.7	1,613.7	1,633.2	1,591.3	—

Shareholders’ equity	9,081.4	7,924.0	6,980.0	9,890.3	10,127.1

Per common share data: (1)

Dividends declared (2)	$.04	$.04	$.04	$.04	$—
Earnings (loss) per common share:
Income (loss) from continuing operations:
Basic	8.03	6.12	2.64	(2.03)	(.90)
Diluted (3)	7.74	5.91	2.57	(2.03)	(.90)
Net income (loss):
Basic	14.83	6.12	(16.94)	(1.95)	.90
Diluted (3)	14.30	5.91	(16.49)	(1.95)	.90

(1)	Per common share data is based on the Company’s predecessor’s (former Aetna) common shares and share equivalents through December 13, 2000 and Aetna Inc. thereafter.
(2)	Prior to December 13, 2000, dividends were declared and paid by former Aetna to its shareholders and therefore such dividends are not included herein.
(3)	Since the Company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from earnings per common share computations for those years since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2004	2003	2002

Revenue:
Health care premiums	$14,862.8	$13,235.5	$15,036.1
Other premiums	1,813.9	1,668.5	1,676.6
Administrative services contract fees	2,054.9	1,884.7	1,842.6
Net investment income	1,062.5	1,095.0	1,250.7
Other income*	39.2	27.5	38.4
Net realized capital gains	70.8	65.2	34.3

Total revenue	19,904.1	17,976.4	19,878.7

Benefits and expenses:
Health care costs**	11,637.7	10,135.8	12,452.8
Current and future benefits	2,191.5	2,090.8	2,245.5
Operating expenses:
Selling expenses	700.0	567.4	615.3
General and administrative expenses	3,328.8	3,587.1	3,617.3
Interest expense	104.7	102.9	119.5
Amortization of other acquired intangible assets	42.5	50.8	130.8
Severance and facilities charges	—	—	161.0
Reduction of reserve for anticipated future losses on discontinued products	—	—	(8.3)

Total benefits and expenses	18,005.2	16,534.8	19,333.9

Income from continuing operations before income taxes (benefits)	1,898.9	1,441.6	544.8
Income taxes (benefits):
Current	490.2	397.0	193.8
Deferred	193.6	110.8	(42.2)

Total income taxes	683.8	507.8	151.6

Income from continuing operations	1,215.1	933.8	393.2
Discontinued operations, net of tax (Note 22)	1,030.0	—	50.0

Income before cumulative effect adjustments	2,245.1	933.8	443.2
Cumulative effect adjustments, net of tax (Note 2)	—	—	(2,965.7)

Net income (loss)	$2,245.1	$933.8	$(2,522.5)

Earnings (loss) per common share:
Basic:
Income from continuing operations	$8.03	$6.12	$2.64
Income from discontinued operations, net of tax	6.80	—	.34

Income before cumulative effect adjustments	14.83	6.12	2.98
Cumulative effect adjustments, net of tax	—	—	(19.92)

Net income (loss)	$14.83	$6.12	$(16.94)

Diluted:
Income from continuing operations	$7.74	$5.91	$2.57
Income from discontinued operations, net of tax	6.56	—	.33

Income before cumulative effect adjustments	14.30	5.91	2.90
Cumulative effect adjustments, net of tax	—	—	(19.39)

Net income (loss)	$14.30	$5.91	$(16.49)

*Other income includes co-payment revenue and plan sponsor reimbursements related to the Company’s mail order pharmacy of $14.7 million and $1.3 million (net of pharmaceutical and processing costs of $632.7 million and $137.5 million) for the years ended December 31, 2004 and 2003. The Company’s mail order pharmacy began operations in February 2003.
**Health care costs have been reduced by fully insured member co-payment revenue related to the Company’s mail order pharmacy of $59.5 million and $38.8 million for the years ended December 31, 2004 and 2003. The Company’s mail order pharmacy began operations in February 2003.

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,
(Millions, except share data)	2004	2003

Assets
Current assets:
Cash and cash equivalents	$1,396.0	$1,433.4
Investment securities	14,242.6	14,990.5
Other investments	57.7	103.1
Premiums receivable, net	256.1	318.4
Other receivables, net	314.0	396.0
Accrued investment income	198.6	221.5
Collateral received under securities loan agreements	1,173.8	827.4
Loaned securities	1,150.1	810.6
Income taxes receivable	226.8	—
Deferred income taxes	196.0	217.6
Other current assets	304.5	238.3

Total current assets	19,516.2	19,556.8

Long-term investments	1,718.1	1,521.5
Mortgage loans	1,348.2	1,353.1
Investment real estate	274.8	270.4
Reinsurance recoverables	1,173.0	1,196.3
Goodwill	3,687.8	3,679.5
Other acquired intangible assets, net	460.3	496.1
Property and equipment, net	233.6	267.5
Deferred income taxes	300.0	396.0
Other long-term assets	405.9	356.2
Separate Accounts assets	13,015.8	11,856.8

Total assets	$42,133.7	$40,950.2

Liabilities and shareholders’ equity
Current liabilities:
Health care costs payable	$1,927.1	$1,888.7
Future policy benefits	837.6	811.1
Unpaid claims	707.7	624.3
Unearned premiums	121.8	203.7
Policyholders’ funds	672.5	1,044.5
Collateral payable under securities loan agreements	1,173.8	827.4
Income taxes payable	—	154.7
Accrued expenses and other current liabilities	1,570.8	1,813.1

Total current liabilities	7,011.3	7,367.5

Future policy benefits	7,859.5	8,085.7
Unpaid claims	1,081.5	1,159.4
Policyholders’ funds	1,453.1	1,529.7
Long-term debt	1,609.7	1,613.7
Other long-term liabilities	1,021.4	1,413.4
Separate Accounts liabilities	13,015.8	11,856.8

Total liabilities	33,052.3	33,026.2

Commitments and contingent liabilities (Note 19)
Shareholders’ equity:
Common stock and additional paid-in capital ($.01 par value, 732,492,499 shares authorized, 146,502,836 shares issued and outstanding in 2004 and $.01 par value, 748,624,161 shares authorized, 152,578,251 shares issued and outstanding in 2003)	3,076.5	4,024.8
Retained earnings	6,546.4	4,307.2
Accumulated other comprehensive loss	(541.5)	(408.0)

Total shareholders’ equity	9,081.4	7,924.0

Total liabilities and shareholders’ equity	$42,133.7	$40,950.2

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

	Number of	Common		Accumulated
	Common	Stock and		Other	Total	Comprehensive
	Stock Shares	Additional	Retained	Comprehensive	Shareholders’	Income
(Millions, except per share data)	Outstanding	Paid-in Capital	Earnings	Income (Loss)	Equity	(Loss)

Balance at December 31, 2001	144,265,912	$3,913.8	$5,908.0	$68.5	$9,890.3
Common shares issued for benefit plans	9,320,601	322.3	—	—	322.3
Repurchases of common shares	(3,620,431)	(165.2)	—	—	(165.2)
Comprehensive income:
Net loss	—	—	(2,522.5)	—	(2,522.5)	$(2,522.5)
Other comprehensive loss:
Net unrealized gains on securities (1)	—	—	—	215.4	215.4
Net foreign currency gains	—	—	—	.5	.5
Net derivative gains (1)	—	—	—	.4	.4
Pension liability adjustment	—	—	—	(755.2)	(755.2)

Other comprehensive loss	—	—	—	(538.9)	(538.9)	(538.9)

Total comprehensive loss						$(3,061.4)

Dividends ($.04 per share)	—	—	(6.0)	—	(6.0)

Balance at December 31, 2002	149,966,082	4,070.9	3,379.5	(470.4)	6,980.0
Common shares issued for benefit plans	10,265,780	399.1	—	—	399.1
Repurchases of common shares	(7,653,611)	(445.2)	—	—	(445.2)
Comprehensive income:
Net income	—	—	933.8	—	933.8	$933.8
Other comprehensive income:
Net unrealized gains on securities (1)	—	—	—	5.6	5.6
Net foreign currency gains	—	—	—	4.3	4.3
Net derivative gains (1)	—	—	—	.7	.7
Pension liability adjustment	—	—	—	51.8	51.8

Other comprehensive income	—	—	—	62.4	62.4	62.4

Total comprehensive income						$996.2

Dividends ($.04 per share)	—	—	(6.1)	—	(6.1)

Balance at December 31, 2003	152,578,251	4,024.8	4,307.2	(408.0)	7,924.0
Common shares issued for benefit plans	10,056,247	546.5	—	—	546.5
Repurchases of common shares	(16,131,662)	(1,494.8)	—	—	(1,494.8)
Comprehensive income:
Net income	—	—	2,245.1	—	2,245.1	$2,245.1
Other comprehensive loss:
Net unrealized losses on securities (1)	—	—	—	(41.9)	(41.9)
Net foreign currency gains	—	—	—	1.5	1.5
Net derivative gains (1)	—	—	—	1.2	1.2
Pension liability adjustment	—	—	—	(94.3)	(94.3)

Other comprehensive loss	—	—	—	(133.5)	(133.5)	(133.5)

Total comprehensive income						$2,111.6

Dividends ($.04 per share)	—	—	(5.9)	—	(5.9)

Balance at December 31, 2004	146,502,836	$3,076.5	$6,546.4	$(541.5)	$9,081.4

(1)	Net of reclassification adjustments (Refer to Note 11).

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$2,245.1	$933.8	$(2,522.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from discontinued operations	(1,030.0)	—	(50.0)
Cumulative effect adjustments, net	—	—	2,965.7
Severance and facilities charges	—	—	161.0
Physician class action settlement charge	—	115.4	—
Amortization of other acquired intangible assets	42.5	50.8	130.8
Depreciation and other amortization	139.7	148.8	170.7
Amortization of net investment premium	45.5	54.2	11.3
Net realized capital gains	(70.8)	(65.2)	(34.3)
Changes in assets and liabilities:
Decrease (increase) in accrued investment income	22.9	(7.2)	18.0
Decrease in premiums due and other receivables	34.0	150.1	352.9
Net change in income taxes	350.9	16.3	218.4
Net change in other assets and other liabilities	(621.7)	(369.4)	(64.8)
Net decrease in health care and insurance liabilities	(366.3)	(597.2)	(1,046.7)
Other, net	(21.2)	(59.8)	(4.1)

Net cash provided by operating activities of continuing operations	770.6	370.6	306.4
Discontinued operations (Note 22)	666.2	—	—

Net cash provided by operating activities	1,436.8	370.6	306.4

Cash flows from investing activities:
Proceeds from sales and investment maturities of:
Debt securities available for sale	9,471.7	12,623.6	15,679.9
Equity securities	41.6	53.5	251.2
Mortgage loans	271.3	565.7	602.3
Investment real estate	50.9	90.4	74.3
Other investments	2,132.1	2,403.6	3,321.0
Cost of investments in:
Debt securities available for sale	(9,469.3)	(13,250.3)	(15,452.3)
Equity securities	(25.6)	(20.7)	(114.9)
Mortgage loans	(212.4)	(239.9)	(296.3)
Investment real estate	(83.5)	(66.8)	(47.6)
Other investments	(1,909.6)	(2,059.2)	(3,251.4)
Increase in property, equipment and software	(190.3)	(210.8)	(155.5)
Cash used for acquisition, net of cash acquired	(9.5)	(53.5)	—

Net cash provided by (used for) investing activities	67.4	(164.4)	610.7

Cash flows from financing activities:
Deposits and interest credited for investment contracts	54.5	94.4	127.1
Withdrawals of investment contracts	(423.2)	(502.4)	(592.1)
Repayment of short-term debt	—	—	(109.7)
Common shares issued under benefit plans	316.0	293.6	233.5
Common shares repurchased	(1,493.0)	(445.2)	(165.2)
Dividends paid to shareholders	(5.9)	(6.1)	(6.0)
Other, net	10.0	(10.0)	—

Net cash used for financing activities	(1,541.6)	(575.7)	(512.4)

Net (decrease) increase in cash and cash equivalents	(37.4)	(369.5)	404.7
Cash and cash equivalents, beginning of year	1,433.4	1,802.9	1,398.2

Cash and cash equivalents, end of year	$1,396.0	$1,433.4	$1,802.9

Refer to accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization

The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”). The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of health and dental plans offered on both a risk basis (where the Company assumes all or a majority of the risk for health and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk). Health plans include health maintenance organization (“HMO”), point-of-service (“POS”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Health plans also include Health Savings Accounts (“HSA”) and Aetna HealthFund®, consumer-directed plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor or member in the case of HSAs), allowing members greater flexibility in utilizing a portion of their benefit dollars. The Group Insurance segment includes group life insurance products offered on a risk basis, as well as group disability and long-term care insurance products offered on both a risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for defined benefit and defined contribution plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products. (Refer to Note 21 for additional information.)

The three segments are distinct businesses that offer different products and services. The Company’s Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. The Company evaluates performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and any other items, such as severance and facilities charges and reductions of the reserve for anticipated future losses on discontinued products) (Refer to Note 20 for segment financial information).

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and subsidiaries that the Company controls. All significant intercompany balances have been eliminated in consolidation. Certain reclassifications have been made to the 2003 and 2002 financial information to conform to the 2004 presentation.

New Accounting Standards
Accounting for Variable Interest Entities (“VIE”)
In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation requires the Company to consolidate a VIE if the entity meets certain criteria and the Company is considered the primary beneficiary of the VIE. In December 2003, the FASB issued a revision to FIN 46, Consolidation of Variable Interest Entities (“FIN 46-R”). FIN 46-R amended certain provisions of FIN 46 and delayed implementation for entities that are not considered special purpose entities until the first quarter of 2004 with early adoption permitted. The Company adopted the provisions of FIN 46-R as of December 31, 2003. The adoption of FIN 46-R did not have a material impact on the Company’s financial position or results of operations.

The Company does not have any material relationships with VIEs which would require consolidation. The Company does have relationships with certain real estate and hedge fund partnerships that are considered VIEs. However, the Company would not be considered the primary beneficiary of these investments. The Company records the amount of its investment in these partnerships as an asset on its Consolidated Balance Sheet and recognizes its share of partnership income or losses in earnings. The Company’s maximum exposure to loss as a result of its investment in these partnerships is its investment balance at December 31, 2004 of approximately $153 million and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which the Company does not believe is significant. The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $1.8 billion as of December 31, 2004. The hedge fund partnership had total assets of approximately $93 million at December 31, 2004.

Disclosures of and Accounting for Other-Than-Temporary Impairments of Certain Investments
In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments (“EITF 03-01”). EITF 03-01 provides accounting guidance regarding the determination of when an impairment (i.e., fair value is less than amortized cost) of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in earnings. The recognition and measurement guidance of EITF 03-01 was effective July 1, 2004. EITF 03-01 also requires annual disclosures of certain quantitative and qualitative factors of debt and marketable equity securities classified as available-for-sale or held-to-maturity that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The disclosure requirements of EITF 03-01 were effective December 31, 2003.

In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF 03-01-1, delaying the original effective date of the recognition and measurement guidance of EITF 03-01 until the FASB deliberates certain issues related to the implementation of EITF 03-01.

Accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expands Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare eligible individuals with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payer basis or accepting a direct subsidy from the Federal government to support a portion of the cost of the employer’s program.

As the Act was signed into law after the Company’s 2003 measurement date (September 30, 2003), any potential financial impact of the Act was not reflected in 2003 results of operations. The FASB’s FSP 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, allowed the Company to begin recognizing any potential impact of the Act in the first quarter 2004 financial statements or to defer recognizing the potential impact until more definitive accounting guidance is provided. The Company elected to defer recognition of such impacts.

In April 2004, the FASB issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, relating to the Act, which provided the FASB’s guidance on the accounting for the effects of the Act. Post-retirement medical plans that are deemed to qualify for the federal subsidy may account for such a benefit in 2004 (affected plans may recognize such a benefit prospectively from the date of implementation or retroactive to the beginning of 2004). Such benefit must be recognized as a change in actuarial assumptions, which is typically recognized over several years. The effects of this FSP were effective in the third quarter of 2004. Adoption of this FSP resulted in a reduction in the Company’s accumulated benefit obligation of approximately $23 million that will be amortized into earnings over future periods. This amortization resulted in an approximately $2 million pretax reduction in the Company’s net periodic benefit cost for the year ended December 31, 2004 (refer to Note 13 for additional information).

Future Application of Accounting Standards
Accounting for Share-Based Payment
In December 2004, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 123 Revised, “Share-Based Payment” (“FAS 123-R”). FAS 123-R requires companies to charge the fair value of all share-based payment awards (including stock options), issued to employees and non-employees, to expense. The provisions of this standard require the fair value to be calculated using a valuation model (such as the Black-Scholes or binomial-lattice models). The provisions of this standard are effective for all new share-based arrangements entered into in the third quarter 2005, as well as the fair value of the unvested portion of existing arrangements. The unvested portion of existing arrangements as of July 1, 2005 is expected to be approximately $66 million pretax, of which approximately $22 million pretax will be expensed in 2005.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from reported results using those estimates. The Company considers the following accounting policies, requiring significant estimates, critical when preparing its consolidated financial statements: Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts), Health Care and Insurance Liabilities, Investment Securities, Goodwill and Other Acquired Intangible Assets, and Defined Benefit Pension and Other Post-Retirement Benefit Plans.

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

Fair Value of Investments
The Company has classified its investment securities as available-for-sale and carries them at fair value. Fair values for such securities are based on quoted market prices or dealer quotes. Non-traded debt securities are priced independently by a third party vendor, and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections.

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

Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Group Insurance and Health Care’s liabilities and Large Case Pensions’ non-experience-rated products are reflected in the Company’s results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses are reflected in shareholders’ equity, net of related income taxes, as a component of accumulated other comprehensive income. Purchases and sales of debt and equity securities are recorded on the trade date. Sales of mortgage loans and investment real estate are recorded on the closing date.

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

When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact the Company’s results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in the Consolidated Balance Sheets. (Refer to Note 21 for additional information.)

Derivative Instruments
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

The Company discontinues hedge accounting prospectively when it is determined that one of the following has occurred: (i) the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated or exercised; (iii) the derivative is undesignated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) management determines that the designation of the derivative as a hedge instrument is no longer appropriate.

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

Reinsurance
The Company primarily utilizes reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products (Refer to Note 18 for additional information). The Company does not transfer any portion of the financial risk associated with our HMO business to third parties.

Goodwill
As of January 1, 2002, the Company adopted FAS No. 142, Goodwill and Other Intangible Assets. This standard eliminated goodwill amortization from the Consolidated Statements of Income and required an evaluation of goodwill for impairment (at the reporting unit level) upon adoption of this standard, as well as an annual test, or more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The Company’s only reporting unit with goodwill and acquired intangible assets is its Health Care business, which is also a reportable segment. Upon adoption, the Company performed a transitional impairment test on its Health Care reporting unit. As a result of this impairment test, the Company recorded an impairment of approximately $3 billion during the first quarter of 2002, which is classified as a cumulative effect adjustment for the year ended December 31, 2002. Subsequent impairments, if any, would be classified as an operating expense. During the fourth quarter of 2004 and 2003, the Company performed an annual impairment test, in conjunction with its annual planning process, and determined there were no impairment losses related to goodwill and other acquired intangible assets.

The Company’s measurement of fair value, utilized in its transitional impairment test, was based on an evaluation of future discounted cash flows, public company trading multiples and merger and acquisition transaction multiples. The Company’s fourth quarter 2004 and 2003 annual impairment test was based on an evaluation of future discounted cash flows. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered several earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management’s best estimates of projected future cash flows. The Company’s discounted cash flow evaluations used a range of discount rates that corresponds to the Company’s weighted-average cost of capital. This discount rate range is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the Health Care reporting unit. Certain other key assumptions utilized, including changes in membership, revenue, medical costs, operating expenses and effective tax rates, are based on reasonable estimates consistent with those utilized in the Company’s annual planning process. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected.

Property and Equipment and Other Acquired Intangible Assets
Property and equipment and other acquired intangible assets are reported at historical cost net of accumulated depreciation or amortization. At December 31, 2004 and 2003, the historical cost of property and equipment was approximately $.8 billion and $.9 billion, respectively, and the related accumulated depreciation was approximately $.6 billion. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

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

Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific objectives of contract holders who bear the investment risk. Investment income and capital gains and losses generally accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at fair value. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in the Consolidated Statements of Income and Cash Flows. Management fees charged to contract holders are included in other income and recognized over the period earned.

Health Care and Insurance Liabilities
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s HMO, POS, PPO and Indemnity products. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. Changes in estimates are recorded in health care costs in the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs (e.g., social security). Reserves for claims incurred but not reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.3 billion at December 31, 2004 and 2003. The undiscounted value of these unpaid claim liabilities were $2.0 billion at December 31, 2004 and 2003. Generally, the discount rates reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 5.9% to 6.1% in 2004 and 6.0% to 6.6% in 2003 (except for experience-rated contracts where the discount rates are set at contractually specified levels). The estimates of unpaid claims are subject to change due to changes in the underlying experience of the contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the Consolidated Statements of Income in the period they are determined.

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in 2004 and 2.0% to 15.9% in 2003. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 9.5% in 2004 and 2003. The present value of future benefits is based upon mortality, morbidity and interest rate assumptions.

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience rated adjustments. In 2004, interest rates for pension and annuity investment contracts ranged from 1.7% to 11.5% and rates for group life and health contracts ranged from .7% to 5.0%. In 2003, interest rates for pension and annuity investment contracts ranged from 1.0% to 13.4% and rates for group life and health contracts ranged from .7% to 5.4%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.

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

Deferred Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to the Company’s prepaid health care and health indemnity contracts are expensed as incurred. The Company defers certain acquisition costs related to its long-term care products. Such deferred costs were not material to the Company’s financial position or results of operations as of December 31, 2004 or 2003 and are included in other long-term assets in the Company’s Consolidated Balance Sheets.

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

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $68 million and $80 million at December 31, 2004 and 2003, respectively, and is reflected as a reduction of premiums receivable in the Consolidated Balance Sheets. The balance of the allowance for uncollectable accounts on other receivables was $61 million and $71 million at December 31, 2004 and 2003, respectively, and is reflected as a reduction of other receivables in the Consolidated Balance Sheets.

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

Other income includes charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits in the Consolidated Statements of Income. Other income also includes co-payment revenue and ASC plan sponsor reimbursements related to the Company’s mail order pharmacy of $15 million and $1 million (net of pharmaceutical and processing costs of $633 million and $138 million) for the years ended December 31, 2004 and 2003, respectively. The Company’s mail order pharmacy began operations in February 2003.

Allocation of Operating Expenses
The Company allocates to the business segments centrally incurred costs associated with specific internal goods or services provided to the Company, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Interest in segment financial information. (Refer to Note 20 for additional information.)

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

Stock-Based Compensation
At December 31, 2004, the Company had various stock-based employee incentive plans. (Refer to Note 13 for additional information). The Company uses the intrinsic value method of accounting for stock-based awards granted to employees. Accordingly, compensation cost is not recognized when the exercise price of an employee stock option equals or exceeds the fair value of the stock on the date the option is granted. The following table illustrates the pro forma net income (loss) and pro forma earnings per common share for the years ended December 31, 2004, 2003 and 2002 as if the Company had applied the fair value based method of accounting to all awards of stock-based employee compensation.

(Millions, except per common share data)	2004	2003	2002

Net income (loss), as reported	$2,245.1	$933.8	$(2,522.5)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	11.9	40.1	27.4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(102.2)	(81.0)	(59.4)

Pro forma net income (loss)	$2,154.8	$892.9	$(2,554.5)

Net income (loss) per common share:
Basic - as reported	$14.83	$6.12	$(16.94)
Basic - pro forma	14.23	5.85	(17.15)

Diluted - as reported	14.30	5.91	(16.49)
Diluted - pro forma	13.71	5.64	(16.69)

The fair value of the employee stock options included in the pro forma amounts was estimated as of the grant date using a modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002

Dividend yield	.1%	.1%	.1%
Expected volatility	34%	40%	40%
Risk-free interest rate	3%	3%	4%
Expected life	4 years	5 years	5 years

The weighted-average grant date fair values for the Company’s options granted in 2004, 2003 and 2002 were $24.63, $16.40, and $15.06, respectively.

3. Acquisitions and Dispositions

Aetna Behavioral Health
In December 2004, the Company announced it will launch a full-service behavioral health business and end its contract with Magellan Health Services (“Magellan”) for behavioral health services as of December 31, 2005. Pursuant to an existing agreement with Magellan, the Company has decided to exercise its option to purchase the assets of Magellan that currently service the Company’s behavioral health business effective December 31, 2005. The assets include certain dedicated behavioral health care service centers and a provider network to service the Company. The cost to exercise the option is expected to be approximately $50 million, including the settlement of an existing $49 million note from Magellan to the Company and a modest incremental cash payment to Magellan by the Company. The purchase will be subject to customary conditions, such as the receipt of federal antitrust regulatory approval. Until the exercise date, Magellan will continue to provide behavioral health services for the Company.

Aetna Specialty Pharmacy, LLC
In August 2004, the Company and Priority Healthcare Corporation (“PHCC”) announced the formation of a new joint venture, Aetna Specialty Pharmacy, LLC, which will be an Aetna-branded specialty pharmacy operation. Aetna funded its share of the joint venture in September 2004 for a 40% ownership interest. PHCC owns the remaining 60% ownership interest. Aetna has an option to extend the joint venture or to purchase PHCC’s ownership interest beginning in 2008, subject to acceleration under certain circumstances. Neither the amount of Aetna’s funding nor the option purchase price is material.

Acquisition of Strategic Resource Company
In August 2004, the Company announced that it had agreed to acquire Strategic Resource Company (“SRC”), a privately held administrator of group limited benefit products for part-time and hourly workers. The Company closed this transaction in January 2005. For approximately $252 million, financed through available cash, Aetna acquired 100% of the stock of SRC and reinsured the insurance contracts administered by SRC. Approximately $72 million of the purchase price is held in escrow pending resolution of certain future events. The Company expects to record approximately $81 million of intangible assets (primarily customer lists) and goodwill of approximately $123 million, which represents the purchase price in excess of the fair value of the net assets acquired, associated with this acquisition in the first quarter of 2005.

Acquisition of The Chickering Group
In December 2003, the Company purchased The Chickering Group (“Chickering”). Chickering sells and services health benefits underwritten by Aetna Life Insurance Company (“ALIC”), a wholly-owned subsidiary of the Company, to students enrolled in colleges and universities. The Company will be required to pay a nominal amount of contingent consideration if certain future premium targets are met. The Company recorded goodwill of approximately $61 million which represents the purchase price in excess of the fair value of the net assets acquired.

Certain Medicare Service Areas
The Company’s Medicare Advantage (formerly Medicare+Choice) contracts with the federal government are renewable for a one-year period each January 1. The Company offered a Medicare Advantage option in 2004 in all of the Markets it served in 2003 and intends to continue to offer such option in 2005. In February 2005, the Company filed a letter of intent with CMS to become a national provider of the new Medicare prescription drug plan, effective January 1, 2006. The Company expects CMS to award contracts by September 2005. In September 2002, the Company notified the Centers for Medicare and Medicaid Services (“CMS”) of its intent not to renew its Medicare Advantage contracts for 2003 for individuals in a number of Medicare service areas affecting approximately 9,000 members, or approximately 8% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare Advantage contracts became effective on January 1, 2003. In September 2001, the Company notified CMS of its intent to exit a number of Medicare service areas affecting approximately 95,000 members, or approximately 37% of the Company’s total Medicare membership prior to this exit. The termination of these Medicare Advantage contracts became effective on January 1, 2002.

4. Earnings Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings per common share (“EPS”) is as follows:

	Income	Shares	Per Common
(Millions, except EPS data)	(Numerator)	(Denominator)	Share Amount

2004
Basic EPS:
Income from continuing operations	$1,215.1	151.4	$8.03

Effect of dilutive securities:
Stock options and other		5.6

Diluted EPS:
Income from continuing operations and assumed conversions	$1,215.1	157.0	$7.74

2003
Basic EPS:
Income from continuing operations	$933.8	152.7	$6.12

Effect of dilutive securities:
Stock options and other		5.4

Diluted EPS:
Income from continuing operations and assumed conversions	$933.8	158.1	$5.91

2002
Basic EPS:
Income from continuing operations	$393.2	148.9	$2.64

Effect of dilutive securities:
Stock options and other (1)		4.0

Diluted EPS:
Income from continuing operations and assumed conversions	$393.2	152.9	$2.57

(1)	For 2002, 7.2 million options to purchase common stock with exercise prices ranging from $40.90 to $54.21 were excluded from the calculation of diluted earnings per common share because the option’s exercise prices were greater than the average market price of common shares during the year.

5.  Operating Expenses

For the years ended December 31, 2004, 2003 and 2002, selling expenses (which include broker commissions, the variable component of the Company’s internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2004	2003		2002

Selling expenses	$700.0	$567.4		$615.3
General and administrative expenses:
Salaries and related benefits	2,016.5	2,111.0		2,163.9
Other general and administrative expenses	1,312.3	1,476.1	(1)	1,453.4

Total general and administrative expenses	3,328.8	3,587.1		3,617.3

Total operating expenses	$4,028.8	$4,154.5		$4,232.6

(1)
Other general and administrative expenses for the year ended December 31, 2003 include a charge of $115.4 million in connection with the settlement of a national class action lawsuit by physicians. Refer to Note 19 for further information.

6.  Health Care Costs Payable

The following table shows the components of the change in health care costs payable for the years ended December 31, 2004, 2003 and 2002.

(Millions)	2004		2003		2002

Health care costs payable, beginning of the period	$1,888.7		$2,194.1		$2,986.7
Less: Reinsurance recoverables	6.5		6.7		10.3

Health care costs payable, beginning of the period - net	1,882.2		2,187.4		2,976.4
Add: components of incurred health care costs
Current period health care costs	11,727.2		10,363.5		12,523.7
Changes in prior periods’ estimates (1)	(89.5	) (2)	(227.7	) (3)	(70.9	) (4)

Total incurred health care costs	11,637.7		10,135.8		12,452.8

Less: claims paid
Current period	10,097.2		8,806.5		10,668.2
Prior periods	1,501.2		1,634.5		2,573.6

Total claims paid	11,598.4		10,441.0		13,241.8

Health care costs payable, end of period - net	1,921.5		1,882.2		2,187.4
Add: Reinsurance recoverables	5.6		6.5		6.7

Health care costs payable, end of period	$1,927.1		$1,888.7		$2,194.1

(1)
Changes in prior periods’ estimates represents the effect of favorable development of prior period health care cost estimates on current year results of operations, at each financial statement date. The favorable development is primarily a result of the actual claim submission time being shorter than the Company had anticipated, as well as lower than expected health care cost trends, in determining health care costs payable at the prior financial statement date.

(2)
Reflects favorable development of prior period health care cost estimates of approximately $78 million ($50 million after tax) for Commercial Risk and approximately $12 million ($7 million after tax) for Medicare. Commercial Risk includes all medical and dental risk products, except Medicare and Medicaid.

(3)
Reflects favorable development of prior period health care cost estimates of approximately $215 million ($140 million after tax) for Commercial Risk and approximately $13 million ($8 million after tax) for Medicare.

(4)
Reflects favorable development of prior period health care cost estimates of approximately $36 million ($23 million after tax) for Commercial Risk and approximately $35 million ($23 million after tax) for Medicare.

7.  Goodwill and Other Acquired Intangible Assets

On January 1, 2002, the Company adopted FAS No. 142, as discussed in more detail in Note 2. As a result, the Company recorded an impairment loss and ceased amortizing goodwill. The Company’s only reporting unit with goodwill and other acquired intangible assets is its Health Care business, which also is a reportable segment. Changes in the carrying amount of goodwill were as follows:

(Millions)	2004		2003

Balance, beginning of the period	$3,679.5		$3,618.4
Goodwill acquired	8.3	(2)	61.1	(1)

Balance, end of the period	$3,687.8		$3,679.5

(1)
In December 2003, the Company purchased The Chickering Group. The Company recorded goodwill of approximately $61.1 million representing the purchase price in excess of the fair value of the net assets acquired. Refer to Note 3 for additional information.

(2)
In September 2004, the Company paid an additional $5.0 million to the sellers of the Chickering Group upon the performance of defined contingencies. Additionally, the Company recorded $3.3 million of goodwill related to a business acquired in 2004 that was not material to the Company’s financial condition.

Other acquired intangible assets at December 31, 2004 and 2003 were as follows:

		Accumulated		Amortization
(Millions)	Cost	Amortization	Net Balance	Period (Years)

2004
Other acquired intangible assets:
Provider networks	$679.9	$225.1	$454.8	20-25
Customer lists	919.0	917.5	1.5	5-7
Other	4.0	—	4.0	3-5

Total other acquired intangible assets	$1,602.9	$1,142.6	$460.3

2003
Other acquired intangible assets:
Provider networks	$677.2	$197.2	$480.0	20-25
Customer lists	919.0	903.0	16.0	5-7
Other	69.2	69.1	.1	3-5

Total other acquired intangible assets	$1,665.4	$1,169.3	$496.1

Annual pretax amortization for other acquired intangible assets over the next five calendar years is estimated to be as follows at December 31, 2004:

(Millions)

2005	$30.6
2006	29.0
2007	29.0
2008	29.0
2009	28.0

8.   Investments

Total investments at December 31, 2004 and 2003 were as follows:

	2004					2003
(Millions)	Current		Long-term		Total	Current		Long-term		Total

Debt securities available for sale:
Available for use in current operations	$14,013.6	(1)	$—		$14,013.6	$14,446.6	(1)	$—		$14,446.6
Loaned securities	1,150.1		—		1,150.1	810.6		—		810.6
On deposit, as required by regulatory authorities	—		553.4	(3)	553.4	—		636.7	(3)	636.7

Debt securities available for sale	15,163.7		553.4		15,717.1	15,257.2		636.7		15,893.9
Equity securities available for sale	34.5	(1)	40.2	(3)	74.7	57.8	(1)	27.0	(3)	84.8
Short-term investments	194.5	(1)	—		194.5	486.1	(1)	—		486.1
Mortgage loans	52.7	(2)	1,348.2		1,400.9	98.1	(2)	1,353.1		1,451.2
Investment real estate	—		274.8		274.8	—		270.4		270.4
Other investments	5.0	(2)	1,124.5	(3)	1,129.5	5.0	(2)	857.8	(3)	862.8

Total investments	$15,450.4		$3,341.1		$18,791.5	$15,904.2		$3,145.0		$19,049.2

(1)	Included in investment securities on the Consolidated Balance Sheets totaling $14.2 billion and $15.0 billion for 2004 and 2003, respectively.
(2)	Included in other investments on the Consolidated Balance Sheets totaling $57.7 million and $103.1 million for 2004 and 2003, respectively.
(3)	Included in long-term investments on the Consolidated Balance Sheets totaling $1.7 billion and $1.5 billion for 2004 and 2003, respectively.

Debt securities available for sale (including loaned securities) at December 31, 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$1,355.9	$32.6	$4.9	$1,383.6
States, municipalities and political subdivisions	1,403.1	39.8	2.7	1,440.2
U.S. corporate securities:
Utilities	690.6	55.3	1.1	744.8
Financial	1,745.1	78.4	5.3	1,818.2
Transportation/capital goods	830.7	86.0	.5	916.2
Health care/consumer products	1,161.2	88.3	3.4	1,246.1
Natural resources	688.5	77.8	.2	766.1
Other corporate securities	1,244.4	147.8	1.0	1,391.2

Total U.S. corporate securities	9,119.5	606.0	19.1	9,706.4

Foreign:
Government, including political subdivisions	682.4	40.5	.4	722.5
Utilities	29.6	1.5	—	31.1
Other	1,254.0	142.5	1.8	1,394.7

Total foreign securities	1,966.0	184.5	2.2	2,148.3

Residential mortgage-backed securities:
Pass-throughs	1,625.5	23.8	4.4	1,644.9
Collateralized mortgage obligations	2.8	—	—	2.8

Total residential mortgage-backed securities	1,628.3	23.8	4.4	1,647.7
Commercial/multifamily mortgage-backed securities (1)	1,254.8	95.2	9.2	1,340.8
Other asset-backed securities	587.8	5.2	4.5	588.5

Total bonds	14,556.4	914.7	39.4	15,431.7
Redeemable preferred stocks	250.9	34.5	—	285.4

Total available for sale debt securities	$14,807.3	$949.2	$39.4	$15,717.1

(1)
Includes approximately $143.8 million and $70.3 million of subordinate and residual certificates at December 31, 2004 from a 1997 and 1995, respectively, commercial mortgage loan securitization which were retained by the Company.

Debt securities available for sale (including loaned securities) at December 31, 2003 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$1,399.1	$29.7	$1.8	$1,427.0
States, municipalities and political subdivisions	1,346.7	50.5	.4	1,396.8
U.S. corporate securities:
Utilities	673.4	54.7	2.1	726.0
Financial	1,555.0	96.0	4.7	1,646.3
Transportation/capital goods	1,011.1	83.0	.5	1,093.6
Health care/consumer products	1,308.1	105.6	1.3	1,412.4
Natural resources	741.5	68.0	2.7	806.8
Other corporate securities	1,300.8	138.2	2.2	1,436.8

Total U.S. corporate securities	9,335.7	625.7	15.7	9,945.7

Foreign:
Government, including political subdivisions	602.4	38.3	1.7	639.0
Utilities	35.7	1.7	—	37.4
Other	1,362.1	132.8	4.6	1,490.3

Total foreign securities	2,000.2	172.8	6.3	2,166.7

Residential mortgage-backed securities:
Pass-throughs	1,684.6	34.9	5.8	1,713.7
Collateralized mortgage obligations	3.2	—	—	3.2

Total residential mortgage-backed securities	1,687.8	34.9	5.8	1,716.9
Commercial/multifamily mortgage-backed securities (1)	1,220.2	107.5	10.9	1,316.8
Other asset-backed securities	450.7	6.5	.9	456.3

Total bonds	14,694.6	947.4	39.6	15,602.4
Redeemable preferred stocks	251.0	40.5	—	291.5

Total available for sale debt securities	$14,945.6	$987.9	$39.6	$15,893.9

(1)
Includes approximately $145.5 million and $88.8 million of subordinate and residual certificates at December 31, 2003 from a 1997 and 1995, respectively, commercial mortgage loan securitization which were retained by the Company.

Debt securities available for sale (including loaned securities) supporting discontinued, experience-rated and remaining products at December 31, 2004 and 2003 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

2004
Supporting discontinued products	$3,358.3	$374.2	$5.2	$3,727.3
Supporting experience-rated products	1,907.1	181.1	4.3	2,083.9
Supporting remaining products	9,541.9	393.9	29.9	9,905.9

Total available for sale debt securities	$14,807.3	$949.2	$39.4	$15,717.1

2003
Supporting discontinued products	$3,394.6	$343.8	$9.3	$3,729.1
Supporting experience-rated products	2,061.4	182.7	5.9	2,238.2
Supporting remaining products	9,489.6	461.4	24.4	9,926.6

Total available for sale debt securities	$14,945.6	$987.9	$39.6	$15,893.9

The carrying and fair value of debt securities as of December 31, 2004 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

	Amortized	Fair
(Millions)	Cost	Value

Due to mature:
One year or less	$680.3	$699.8
After one year, through five years	2,802.6	2,873.3
After five years, through ten years	3,278.9	3,462.6
After ten years	4,574.5	5,104.4
Mortgage-backed securities	2,883.2	2,988.5
Other asset-backed securities	587.8	588.5

Total	$14,807.3	$15,717.1

At December 31, 2004 and 2003, net unrealized gains on debt securities included $369 million and $335 million, respectively, related to discontinued products (refer to Note 21 for additional information) and $177 million, related to experience-rated contracts, which were not reflected in accumulated other comprehensive loss in shareholders’ equity.

Investments in equity securities at December 31, 2004 and 2003 were as follows:

(Millions)	2004	2003

Cost	$61.5	$64.9
Gross unrealized capital gains	13.2	20.1
Gross unrealized capital losses	—	(.2)

Fair value	$74.7	$84.8

As of December 31, 2004, the amount of gross unrealized losses and related fair value for debt and equity securities were as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Supporting discontinued and experience-rated products:
Debt securities:
U.S. treasury obligations	$28.0	$.2	$—	$—	$28.0	$.2
States and political subdivisions	15.0	.2	—	—	15.0	.2
Foreign governments	33.1	.2	5.4	—	38.5	.2
Corporate	251.8	6.0	59.8	2.2	311.6	8.2
Federal agency mortgage-backed securities	29.2	.1	4.0	—	33.2	.1
Other	42.3	.3	4.8	.3	47.1	.6

Total debt securities	399.4	7.0	74.0	2.5	473.4	9.5
Equity securities	—	—	4.3	—	4.3	—

Total supporting discontinued and experience-rated products	399.4	7.0	78.3	2.5	477.7	9.5

Supporting remaining products:
Debt securities:
U.S. treasury obligations	684.1	4.9	7.0	.1	691.1	5.0
States and political subdivisions	149.2	1.9	8.0	.2	157.2	2.1
Foreign governments	84.5	.5	2.8	.1	87.3	.6
Corporate	624.7	4.3	17.5	.5	642.2	4.8
Federal agency mortgage-backed securities	395.5	2.4	81.1	1.8	476.6	4.2
Other	570.3	8.0	57.5	5.2	627.8	13.2

Total debt securities	2,508.3	22.0	173.9	7.9	2,682.2	29.9
Equity securities	—	—	—	—	—	—

Total supporting remaining products	2,508.3	22.0	173.9	7.9	2,682.2	29.9

Total debt and equity securities	$2,907.7	$29.0	$252.2	$10.4	$3,159.9	$39.4

Unrealized losses greater than twelve months relate primarily to investments in commercial mortgage-backed securities. Based on the Company’s evaluation, there has not been an adverse change in the expected cash flows for these investments and therefore, no other-than-temporary impairment was determined to have occurred during 2004.

At December 31, 2004 and 2003, the Company’s mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2004	2003

South Atlantic	$414.5	$365.0
Middle Atlantic	232.4	356.4
New England	60.7	51.0
South Central	31.8	53.0
North Central	280.6	276.1
Pacific and Mountain	380.8	349.5
Non-U.S.	.1	.2

Total	$1,400.9	$1,451.2

(Millions)	2004	2003

Office	$448.6	$549.8
Retail	249.9	204.7
Apartment	241.3	268.8
Hotel/Motel	28.9	35.0
Industrial	386.3	339.0
Mixed Use	45.8	42.0
Other	.1	11.9

Total	$1,400.9	$1,451.2

At December 31, 2004 and 2003, the total recorded investment in mortgage loans that are considered to be impaired (including problem, restructured and potential problem loans) and related specific reserves were as follows:

	2004		2003
	Total		Total
	Recorded	Specific	Recorded	Specific
(Millions)	Investment	Reserves	Investment	Reserves

Supporting discontinued products	$.5	$—	$38.3	$4.5
Supporting experience-rated products	.7	—	36.8	5.5
Supporting remaining products	18.6	3.5	9.6	8.9

Total impaired loans (1)	$19.8	$3.5	$84.7	$18.9

(1)	Includes impaired loans of $2.1 million and $30.1 million at December 31, 2004 and 2003, respectively, for which no specific reserves are considered necessary.

The activity in the specific and general mortgage loan impairment reserves for the periods indicated is summarized below:

		Supporting
	Supporting	Experience-	Supporting
	Discontinued	Rated	Remaining
(Millions)	Products	Products	Products	Total

Balance at December 31, 2001 (1)	$14.9	$12.4	$5.3	$32.6
Provision (charged to realized capital loss)	—	.3	.3	.6
Recoveries of previously charged off amounts	(6.2)	(4.5)	(.7)	(11.4)
Principal write-offs	(8.7)	(1.3)	(.4)	(10.4)

Balance at December 31, 2002	—	6.9	4.5	11.4
Provision (charged to realized capital loss)	4.5	1.3	4.4	10.2
Recoveries of previously charged off amounts	—	(1.6)	—	(1.6)
Principal write-offs	—	(1.1)	—	(1.1)

Balance at December 31, 2003	4.5	5.5	8.9	18.9
Provision (charged to realized capital loss)	—	—	—	—
Recoveries of previously charged off amounts	(.9)	(2.6)	(.8)	(4.3)
Principal write-offs	(3.6)	(2.9)	(4.6)	(11.1)

Balance at December 31, 2004	$—	$—	$3.5	$3.5

(1)	Total reserves at December 31, 2001 include $25.5 million of specific reserves and $7.1 million of general reserves. There were no general reserves at December 31, 2004, 2003 or 2002.

Income (loss) (pretax) and cash received on the average recorded investment in impaired loans for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004			2003			2002
	Average			Average			Average
	Impaired	Income	Cash	Impaired		Cash	Impaired		Cash
(Millions)	Loans	(Loss)	Received	Loans	Income	Received	Loans	Income	Received

Supporting discontinued products	$10.7	$(.1)	$.2	$23.1	$1.6	$1.6	$20.4	$1.6	$1.6
Supporting experience-rated products	2.2	.1	.1	25.9	1.6	1.8	41.1	2.9	2.6
Supporting remaining products	27.7	.8	1.0	9.1	.8	.5	13.4	.8	.6

Total	$40.6	$.8	$1.3	$58.1	$4.0	$3.9	$74.9	$5.3	$4.8

Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $3 million for 2004 and $7 million for 2002. There were no such acquisitions in 2003.

Investment real estate holdings at December 31, 2004 and 2003 were as follows:

(Millions)	2004	2003

Properties held for sale	$—	$27.9
Investment real estate	285.8	257.9

Gross carrying value of real estate	285.8	285.8
Valuation reserve	(11.0)	(15.4)

Investment real estate	$274.8	$270.4

Accumulated depreciation for investment real estate was $15 million and $47 million at December 31, 2004 and 2003, respectively.

Total real estate write-downs included in the net carrying value of the Company’s real estate holdings at December 31, 2004 and 2003 were $12 million and $8 million, respectively.

9. Net Investment Income

Sources of net investment income were as follows for the years ended December 31, 2004, 2003 and 2002:

(Millions)	2004	2003	2002

Debt securities	$872.4	$855.0	$967.1
Mortgage loans	133.2	129.5	224.0
Other	70.2	119.1	23.5
Investment real estate	(6.8)	11.3	69.0
Cash equivalents	16.9	17.9	28.3
Equity securities	1.7	1.5	1.9
Other investment securities	13.4	10.7	14.6

Gross investment income	1,101.0	1,145.0	1,328.4
Less: investment expenses	38.5	50.0	77.7

Net investment income (1)	$1,062.5	$1,095.0	$1,250.7

(1)
Includes amounts related to experience-rated contract holders of $156.4 million, $167.5 million and $221.5 million during the years ended December 31, 2004, 2003 and 2002, respectively. Interest credited to contract holders is included in current and future benefits.

10.   Capital Gains and Losses on Investments and Other

Net realized capital gains (losses) for the years ended December 31, 2004, 2003 and 2002, excluding amounts related to experience-rated contract holders and discontinued products, on investments were as follows:

(Millions)	2004	2003	2002

Debt securities	$57.0	$81.7	$25.6
Equity securities	13.0	(.5)	(15.1)
Mortgage loans	.8	(4.4)	4.8
Investment real estate	1.3	(5.8)	(10.5)
Sales of subsidiaries (1)	1.3	—	46.0
Other	(2.6)	(5.8)	(16.5)

Pretax realized capital gains	$70.8	$65.2	$34.3

After-tax realized capital gains	$45.9	$42.0	$22.3

(1)
Includes a pretax realized capital gain of approximately $60.0 million in 2002 related to contingent consideration earned by the Company following the sale of its behavioral health subsidiary, Human Affairs International, in 1997.

Net realized capital gains of $13 million, $45 million and $8 million for 2004, 2003 and 2002, respectively, related to experience-rated contract holders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders’ funds. Net realized capital gains (losses) of $38 million, $111 million and $(58) million for the years ended December 31, 2004, 2003 and 2002, respectively, related to discontinued products were deducted from net realized capital gains and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products.

Proceeds from the sale of debt securities and the related gross gains and losses were as follows (excludes experience-rated contract holders and discontinued products):

(Millions)	2004	2003	2002

Proceeds on sales	$9,471.7	$12,623.6	$15,679.9
Gross gains	101.5	139.2	225.2
Gross losses	44.0	53.5	133.0

11.   Other Comprehensive Income (Loss)

Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contract holders and discontinued products) for the years ended December 31, 2004, 2003 and 2002.

	Net Unrealized Gains (Losses)			Minimum	Total Other
	Foreign			Pension	Comprehensive
(Millions)	Securities	Currency	Derivatives	Liability	Income (Loss)

Balance at December 31, 2001	$66.6	$5.0	$(3.1)	$—	$68.5
Net unrealized gains on securities ($330.6 pretax)	214.9	—	—	—	214.9
Net foreign currency gains ($.7 pretax)	—	.5	—	—	.5
Pension liability adjustment ($(1,161.8) pretax)	—	—	—	(755.2)	(755.2)
Reclassification to earnings ($1.4 pretax)	.5	—	.4	—	.9

Balance at December 31, 2002	282.0	5.5	(2.7)	(755.2)	(470.4)
Net unrealized gains on securities ($35.7 pretax)	23.2	—	—	—	23.2
Net foreign currency gains ($6.7 pretax)	—	4.3	—	—	4.3
Net derivative gains ($.5 pretax)	—	—	.3	—	.3
Pension liability adjustment ($79.6 pretax)	—	—	—	51.8	51.8
Reclassification to earnings ($ (26.5)pretax)	(17.6)	—	.4	—	(17.2)

Balance at December 31, 2003	287.6	9.8	(2.0)	(703.4)	(408.0)
Net unrealized losses on securities ($(40.0) pretax)	(26.0)	—	—	—	(26.0)
Net foreign currency gains ($2.4 pretax)	—	1.5	—	—	1.5
Net derivative gains ($1.2 pretax)	—	—	.8	—	.8
Pension liability adjustment ($(145.0) pretax)	—	—	—	(94.3)	(94.3)
Reclassification to earnings ($(23.9) pretax)	(15.9)	—	.4	—	(15.5)

Balance at December 31, 2004	$245.7	$11.3	$(.8)	$(797.7)	$(541.5)

12.   Income Taxes

Income taxes for the years ended December 31, 2004, 2003 and 2002 consist of the following:

(Millions)	2004	2003	2002

Current taxes (benefits):
Federal	$450.7	$352.4	$216.6
State	39.5	44.6	(22.8)

Total current taxes (benefits)	490.2	397.0	193.8

Deferred taxes (benefits):
Federal	206.2	94.6	(43.1)
State	(12.6)	16.2	.9

Total deferred income taxes (benefits)	193.6	110.8	(42.2)

Total income taxes	$683.8	$507.8	$151.6

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2004	2003	2002

Income from continuing operations before income taxes	$1,898.9	$1,441.6	$544.8
Tax rate	35%	35%	35%

Application of the tax rate	664.6	504.6	190.7
Tax effect of:
State income taxes	26.4	33.1	(14.2)
Tax credits	(21.8)	(22.5)	(18.5)
Tax-exempt interest	(11.5)	(10.1)	(10.5)
Other, net	26.1	2.7	4.1

Income taxes	$683.8	$507.8	$151.6

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are as follows:

(Millions)	2004	2003

Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$199.6	$190.7
Employee and post-retirement benefits (including minimum pension liability)	278.8	381.0
Severance and facilities reserve	16.0	9.8
Deferred income	22.1	36.8
Expenses not currently deductible	2.7	1.7
Allowance for doubtful accounts	8.7	9.5
Deferred policy costs	44.3	39.6
Investments, net	98.8	107.6
Net operating loss carry forwards	35.1	34.2
Insurance reserves	60.4	80.0
Physician Class Action Settlement	30.2	40.4
State deferred income taxes	7.4	—
Other	17.1	3.1

Total gross assets	821.2	934.4
Less: valuation allowance	32.8	34.2

Assets, net of valuation allowance	788.4	900.2

Deferred tax liabilities:
Amortization of goodwill and other acquired intangible assets	81.5	74.0
Accumulated other comprehensive income	137.9	159.1
Depreciation and amortization	70.6	49.8
State deferred income taxes	—	2.9
Other	2.4	.8

Total gross liabilities	292.4	286.6

Net deferred tax asset (1)	$496.0	$613.6

(1)
Includes $196.0 million and $217.6 million classified as current assets at December 31, 2004 and 2003, respectively, and $300.0 million and $396.0 million classified as noncurrent assets at December 31, 2004 and 2003, respectively.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. Management believes that it is more likely than not that the Company will realize its net deferred tax asset of $496 million, net of a valuation allowance of $33 million. The valuation allowance is principally on acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization. The Company has recognized $184 million of net deferred tax assets on Aetna Life Insurance Company (which is not consolidated for tax purposes) and $312 million on the remaining consolidated group. Management’s beliefs are based on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The Policyholders’ Surplus Account, which arose under prior tax law, is generally that portion of a life insurance company’s statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders’ Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $918 million at December 31, 2004, adjusted for Internal Revenue Service (the “Service”) audits finalized to date. This amount would be taxed only under certain conditions. On October 11, 2004 the President signed into law the American Jobs Creation Act of 2004 (the “Job Act”) which suspends taxation of the Policyholders’ Surplus Account for a two year period. The Job Act will allow the Company to reduce the Policyholders’ Surplus Account in 2005 and 2006 at

no tax cost. Management believes that its current capital plans will result in elimination of the potential tax on Policyholders’ Surplus Account by the end of the suspension period.

In 2004, the Service completed the audit of the Company’s predecessor’s (“former Aetna’s”) 1984 through 2000 (prior to December 13, 2000) and the Company’s 2000 (subsequent to December 13, 2000) through 2001 tax returns. In conjunction with completion of the audit, the Company was notified that the Congressional Joint Committee on Taxation (the “Joint Committee”) approved a tax refund of approximately $740 million, including interest, relating to businesses that were sold in the 1990s by former Aetna. As a result of the resolution of these audits, the Company recorded favorable adjustments of approximately $290 million to existing tax liabilities for a total of $1.0 billion of income from discontinued operations in 2004 (refer to Note 22).

In 2004, the Service commenced an audit of the Company’s 2002 through 2003 returns and a limited examination of the Company’s 2001 life insurance subsidiary return. The Company has received proposed adjustments for each of these audits and is currently reviewing such adjustments. The proposed adjustments are not material to the Company.

In 2002, the Service completed its audit of the consolidated federal income tax returns of former Aetna and its affiliates for the years 1979 through 1983. The Service also completed its audit of former Aetna’s 1984 through 1997 tax returns in 2002. As a result of these audits, the Service proposed certain adjustments. The majority of these adjustments were agreed to by the Company, and as a result, in 2002 the Company reduced liabilities held for potential tax exposure by $50 million for federal taxes associated with the discontinued Property and Casualty insurance operations and by $25 million related to its acquisition of U.S. Healthcare, Inc. in 1996, which was credited to goodwill.

The Company believes that it has established adequate reserves for additional taxes and interest that may result from the ultimate resolution of the audits noted above. These reserves will be changed as necessary upon final resolution of agreements tentatively reached with the Service or identification of additional adjustments.

The Company paid (received refunds of) net income taxes of $(331) million, $488 million and $(65) million in the years ended December 31, 2004, 2003 and 2002, respectively.

13.   Benefit Plans

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

Components of the net periodic benefit cost of the Company’s noncontributory defined benefit pension plan for the years ended December 31, were as follows:

(Millions)	2004	2003	2002

Service cost	$75.9	$74.8	$74.3
Interest cost	261.4	258.5	259.9
Expected return on plan assets	(310.6)	(255.4)	(295.6)
Amortization of prior service cost	5.6	4.6	4.0
Recognized net actuarial loss	64.2	76.0	6.9

Net periodic benefit cost	$96.5	$158.5	$49.5

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, were as follows:

	2004	2003	2002

Weighted average discount rate	6.25%	6.75%	7.50%
Expected long-term return on plan assets	8.75%	9.00%	9.25%
Rate of increase in future compensation levels	3.25%	3.75%	4.50%

As of the measurement date (September 30), the status of the Company’s defined benefit pension plans was as follows:

(Millions)	2004	2003

Projected benefit obligation, beginning of year	$4,302.9	$3,945.7
Service cost	75.9	74.8
Interest cost	261.4	258.6
Actuarial loss	328.5	260.6
Plan amendments/other	—	7.4
Benefits paid	(269.0)	(244.2)

Projected benefit obligation, end of year	4,699.7	4,302.9

Fair value of plan assets, beginning of year	3,494.5	2,943.2
Actual return on plan assets	421.4	534.5
Employer contributions	574.3	261.0
Benefits paid	(269.0)	(244.2)

Fair value of plan assets, end of year	4,221.2	3,494.5

Fair value of plan assets less than projected benefit obligation	(478.5)	(808.4)
Unrecognized net loss	1,290.0	1,136.5
Unrecognized prior service cost	30.7	40.8

Net amount recognized	$842.2	$368.9

Amounts recognized in the statement of financial position consist of:
Accrued pension liability	$(418.2)	$(751.2)
Intangible asset	33.3	37.9
Accumulated other comprehensive income	1,227.1	1,082.2

Net amount recognized	$842.2	$368.9

Weighted average assumptions used to determine projected benefit obligations at September 30, 2004 and 2003 were as follows:

	2004	2003

Weighted average discount rate	6.00%	6.25%
Rate of increase in future compensation levels	3.00%	3.25%

For 2004 and 2003, the Company’s defined benefit plans had accumulated benefit obligations of approximately $4.6 billion and $4.3 billion, respectively.

The expected benefit payments, which reflect future employee service, as appropriate, of the defined benefit pension plan to be paid for each of the next five years in the aggregate for the next five years thereafter, as of December 31, 2004 is as follows:

(Millions)

2005	$260.6
2006	271.0
2007	275.8
2008	283.3
2009	359.2
2010-2014	1,678.1

The defined benefit pension plan asset allocation as of the measurement date (September 30) and the target asset allocation, presented as a percentage of total plan assets, were as follows:

			Target
	2004	2003	Allocation

Debt securities	26%	26%	20 – 30%
Equity securities	67	66	60 – 70%
Real estate/other	7	8	5 – 15%

Total	100%	100%

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

Asset allocations and investment performance is formally reviewed quarterly by the plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analysis of assets and liabilities are also performed periodically.

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

The Company does not have any regulatory contribution requirements for 2005, however the Company currently intends to make voluntary contributions to the defined benefit pension plan of $245 million in 2005.

Other Post-Retirement Benefit Plans

In addition to providing pension benefits, the Company currently provides certain health care, dental and life insurance benefits for retired employees, including those of former Aetna. A comprehensive medical plan is offered to all full-time employees who terminate employment at age 45 or later with 10 or more years of service. The Company provides subsidized benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits). There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust and the plan is administered by ALIC.

In January 2003, the Company amended the post-retirement medical and dental plans. Beginning January 1, 2004, the Company has begun to phase-out the retiree medical subsidy for active employees (and eligible dependents) who terminate employment after December 31, 2004. The subsidy will decrease 25% each year until it is eliminated for employees terminating employment on or after January 1, 2007. The 2003 amendment also included the elimination of the retiree dental subsidy for active employees who terminate employment on or after January 1, 2003. As a result of these plan amendments announced in January of 2003, the Company recorded a curtailment benefit of approximately $34 million pretax in 2003. In January 2004, the Company made an additional plan amendment to eliminate the dental subsidy for all retirees. As a result of this 2004 amendment, the Company recorded a curtailment benefit of approximately $32 million pretax in 2004. Current retirees and employees who terminate employment at age 45 or later with at least 10 years of service are eligible to participate in the Company’s group health plans at their own cost.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expands Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare eligible individuals with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payer basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program. As described in Note 2, the Company adopted FSP 106-2 in 2004, recognizing the impact of the Act. Adoption of this FSP resulted in a reduction in the Company’s accumulated post-retirement benefit obligation of approximately $23 million that will be amortized into earnings over future periods.

Components of the net periodic benefit cost of the Company’s other post-retirement plans for the years ended December 31, were as follows:

(Millions)	2004		2003		2002

Service cost	$.4		$.3		$7.8
Interest cost	24.7		28.2		31.8
Expected return on plan assets	(4.4)		(4.7)		(4.8)
Curtailment benefit	(31.8	)(1)	(34.0	)(2)	(11.8	)(3)
Amortization of prior service cost	(1.3)		(.6)		(4.4)
Recognized net actuarial loss/other	2.5		.2		—

Net periodic benefit (income) cost	$(9.9)		$(10.6)		$18.6

(1)	Reflects a plan amendment related to the elimination of the dental subsidy for all retirees, as discussed in more detail above.
(2)
Reflects plan amendments related to the phase-out of the retiree medical subsidy for certain employees and elimination of the retiree dental subsidy for certain employees as discussed in more detail above.

(3)	Reflects a plan amendment, effective January 1, 2002, whereby the Company no longer provides subsidized benefits to employees who had not reached age 35 by this date.

Weighted average assumptions used to determine net periodic benefit cost of the Company’s other post-retirement plans for the years ended December 31, are as follows:

	2004		2003	2002

Weighted average discount rate	6.25	%(1)	6.75%	7.50%
Expected long-term return on plan assets	6.50%		7.00%	7.00%

(1)
The Company adopted FSP 106-2 in the third quarter of 2004. The adoption of this FSP required the Company to re-measure its net periodic benefit cost for its post-retirement medical plan. Therefore, effective in the third quarter of 2004, the Company used a 6.00% discount rate to determine net periodic benefit cost for its post-retirement medical plan. Refer to Note 2 for additional information.

As of the measurement date (September 30), the status of the Company’s post-retirement benefit plans (other than pensions) was as follows:

(Millions)	2004	2003

Accumulated benefit obligation, beginning of year	$477.8	$541.2
Service cost	.4	.3
Interest cost	24.7	28.1
Actuarial loss/other	102.8	61.2
Plan amendments	(10.7)	(10.4)
Impact of Medicare Act (1)	(23.3)	—
Curtailment benefit	(30.7)	(98.4)
Benefits paid	(46.4)	(44.2)

Accumulated benefit obligation, end of year	494.6	477.8

Fair value of plan assets, beginning of year	69.0	67.5
Actual return on plan assets	3.4	3.6
Employer contribution	44.3	42.1
Benefits paid	(46.5)	(44.2)

Fair value of plan assets, end of year	70.2	69.0

Accumulated benefit obligation in excess of fair value of plan assets	424.4	408.8
Unrecognized net loss	(144.8)	(65.7)
Prior service cost	19.6	10.2

Accrued post-retirement benefit costs	$299.2	$353.3

(1)
The Company adopted FSP 106-2 in 2004, requiring the Company to re-measure its post-retirement medical plan. The adoption of this FSP resulted in a reduction in the accumulated benefit obligation of approximately $23.3 million (refer to Note 2 for additional information).

Weighted average discount rate assumptions used to determine accumulated benefit obligations at September 30, 2004 and 2003 were 6.00% and 6.25%, respectively.

The health care cost trend rates for the 2004 valuation were 9.0% for pre-65 and 11.5% for post-65 for 2005 decreased gradually to 5.0% by the year 2009 for pre-65 and 2012 for post-65. For the 2003 valuation, the rates decreased gradually from 8.0% for pre-65 and 10.0% for post-65 for 2004 to 5.0% by the year 2007 for pre-65 and 2009 for post-65. This assumption reflects the Company’s historical as well as expected future trend rates. In addition, trend assumption reflects factors specific to the Company’s retiree medical plan, such as plan design, cost-sharing provisions, benefits covered, and the presence of subsidy caps.

A one-percentage-point change (increase or decrease) in assumed health care cost trend rates would have the following effects:

(Millions)	Increase	Decrease

Effect on total of service and interest cost components	$1.0	$(.9)
Effect on post-retirement benefit obligation	16.6	(14.3)

The expected benefit payments of the defined post-retirement benefit plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, as of December 31, 2004 is as follows:

	Excluding the Impact of (1)	Projected Impact of (1)	Including the Impact of (1)
(Millions)	the Direct Subsidy	the Direct Subsidy	the Direct Subsidy

2005	$40.8	$—	$40.8
2006	42.8	(2.7)	40.1
2007	43.2	(2.9)	40.3
2008	42.6	(3.0)	39.6
2009	42.0	(3.1)	38.9
2010 – 2014	194.8	(15.3)	179.5

(1)	In accordance with FSP 106-2, the Company presents expected benefit payments inclusive and exclusive of the projected direct subsidy expected under the Act.

The asset allocation of the other post-retirement benefit plan as of the measurement date (September 30) and the target asset allocation, presented as a percentage of total plan asset, were as follows:

			Target
	2004	2003	Allocation

Debt securities	85%	88%	80 – 90%
Equity securities	12	9	5 – 15%
Real estate/other	3	3	2 – 10%

Total	100%	100%

The Company has several benefit plans for retired employees currently supported by these plan assets. Investments are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

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

401(k) Plans – Substantially all of the Company’s employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of the Company or certain other investments, are matched by the Company. Effective January 1, 2002, the Company provided for a match of up to 50% of the first 6% of eligible pay contributed to the plan. Effective January 2003, matching contributions by the Company are made in cash and invested according to each participant’s investment elections. Prior to January 2003, matching contributions by the Company were made in Aetna common stock instead of being contributed in cash. In addition, the plan provides for an annual performance-based contribution by the Company of up to 3% of eligible pay (up to a maximum of $6,000), provided the Company exceeds specified performance targets for the year. The performance-based contribution may be made in cash, stock, or a combination of both at the election of the Company. Based on the Company’s results for 2003 and 2002, performance-based contributions of 3% of eligible pay in 2003 and 2002 (up to a maximum of $6,000) were contributed by the Company. In 2004, there was no performance-based contribution as the Company did not exceed the specified performance targets. Effective January 1, 2005, the Company eliminated the performance-based contribution. The costs to the Company associated with these plans, including the performance-based contributions, for 2004, 2003 and 2002, were $33 million, $75 million and $79 million, respectively. The plan trustee held 3.9 million, 5.0 million and 5.4 million shares of the Company’s common stock for plan participants at December 31, 2004, 2003 and 2002, respectively.

Employee Incentive Plans

Stock-based Employee Incentive Plans - The Company’s Stock-based Employee Incentive Plans (the “Plans”) provide for stock option awards (see “Stock Options” below), deferred contingent common stock (see “Performance Units” below), restricted stock awards to employees and the ability for employees to purchase common stock at a discount. At December 31, 2004, 18 million shares were available for grant under the Plans.

Stock Options - Executive, middle management and non-management employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions (refer to Note 15). Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.

The Company’s stock option transactions for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	22,829,857	$34.96	28,277,951	$32.55	32,256,675	$30.72
Granted	3,793,525	77.88	5,310,121	42.42	5,280,044	36.28
Exercised	(9,408,032)	33.78	(9,595,970)	31.58	(8,393,059)	27.82
Expired or forfeited	(427,553)	54.42	(1,162,245)	38.21	(865,709)	31.77

Outstanding, end of year	16,787,797	$44.82	22,829,857	$34.96	28,277,951	$32.55

Options exercisable, end of year	12,649,330	$45.97	14,994,262	$32.40	20,535,382	$32.21

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years )	Price	Exercisable	Price

$11.01 — $22.03	535,768	4.3	$19.73	535,768	$19.73
22.03 — 33.04	2,866,342	5.3	25.86	2,866,342	25.86
33.04 — 44.06	9,473,274	6.4	39.38	5,558,230	38.94
44.06 — 55.07	304,926	4.4	50.67	240,962	51.27
55.07 — 66.08	109,496	8.6	61.09	16,336	61.30
66.08 — 77.10	10,866	8.9	67.66	267	67.46
77.10 — 88.11	3,433,025	8.9	77.75	3,396,425	77.70
88.11 — 99.13	53,100	9.3	90.00	35,000	89.26
99.13 — 110.14	1,000	9.9	110.14	—	—

$11.01 — $110.14	16,787,797	6.6	$44.82	12,649,330	$45.97

Performance Units – During 2004, the Company granted performance unit awards to certain executives as part of a long-term incentive program. The value of the performance units is equal to $100. The performance units granted in 2004 vest on December 31, 2005. The number of vested performance units at December 31, 2005 is dependent upon the degree to which the Company achieves performance goals as determined by the Board of Director’s Committee on Compensation and Organization. The vesting could go as high as 163% of target for the 2004 grants if certain defined performance metrics are achieved.

During 2002 and 2001, the Company granted performance stock units to certain executives. The value of the performance stock units were equal to the Company’s stock price, although the units were not actual shares of stock and did not pay dividends (but were payable in shares of stock or cash, except as discussed below). The performance stock units granted in 2002 and 2001 were established with the ability to vest as early as December 31, 2003 and December 31, 2002, respectively, (“accelerated vesting”) if the Company met or exceeded performance goals set by the Board of Directors. The determination of whether or not performance goals were achieved was made by the Board of Director’s Committee on Compensation and Organization. The number of vested performance stock units at the end of each performance measurement period was dependent upon the degree to which the Company achieved the performance goals. The vesting could go as high as 200% of target for 2002 and 2001 grants, if operating earnings, as defined, were 25% above performance goals. In 2003 and 2002, the Board of Director’s Committee on Compensation and Organization determined that accelerated vesting at 200% of target applied to grants made in 2002 and 2001 respectively, as the Company exceeded performance goals set by the Board of Directors. Accordingly, the Company recognized all remaining compensation expense associated with these grants in 2003 and 2002, respectively. Distributions to participants occurred after approval by the Board of Director’s Committee on Compensation and Organization in the first quarter of 2004, for 2002 grants, and in the first quarter of 2003, for 2001 grants.

The Company’s performance and incentive unit transactions for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Number of Incentive Units
	2004	2003	2002

Outstanding, beginning of year	—	466,400	442,325
Granted	218,430	—	531,140
Vested	—	(463,400)	(482,665)
Expired or forfeited	(3,650)	(3,000)	(24,400)

Outstanding, end of year	214,780	—	466,400

The weighted-average grant date fair values for incentive units granted in 2002 and 2001 were $46.48 and $26.55, respectively.

The costs to the Company associated with the Company’s performance and incentive units for 2004, 2003 and 2002 were $17 million, $60 million and $39 million, respectively.

Employee Stock Purchase Plan - The Company’s shareholders approved the Aetna Inc. Employee Stock Purchase Plan (the “ESPP”) at the Company’s Annual Meeting on April 26, 2002. At December 31, 2004, 6.0 million of the Company’s common shares were reserved for issuance in accordance with the ESPP’s provisions. All employees of the Company are eligible to participate in the ESPP if employed immediately prior to the first day of the offering period. Employees may contribute a percentage of their base salary through payroll deductions. Contributions are accumulated for a six-month period and used to purchase stock at the end of the offering period (the “Purchase Date”). On the Purchase Date, stock is purchased for all participating employees based on the contributions accumulated (subject to a $25,000 annual limit per employee). The purchase price of the stock is based on a discounted percentage (such discount may not exceed 15%) of the lesser of the stock price at the beginning or the end of the offering period. During 2004 and 2003, activity in the ESPP was as follows:

		Approximate	Per Share
	Discount	Number of	Purchase
Six-month Accumulation Period (Offering Period)	Offered	Shares Purchased	Price (1)

January 3, 2003 to June 20, 2003	10%	97,000	$38.10
July 3, 2003 to December 19, 2003	10%	112,000	55.77
January 2, 2004 to June 18, 2004	10%	96,000	60.90
June 21, 2004 to December 17, 2004	10%	85,000	75.54

(1)
The purchase price of the stock is based on the lesser of the fair market value of the stock price at the beginning or end of the offering period, reduced by the discount offered. The shares were purchased at the end of the offering period.

On December 20, 2004, another six-month accumulation period commenced. This accumulation period ends June 17, 2005 and the purchase price for this offering is at a 10% discount from the lesser of the stock’s fair market value on December 20, 2004 or June 17, 2005.

14.   Debt

The carrying value of long-term debt at December 31, 2004 and 2003 were as follows:

(Millions)	2004	2003

Senior notes, 7.375% due 2006	$449.6	$449.4
Senior notes, 7.875% due 2011	447.7	447.3
Senior notes, 8.50% due 2041	712.4	717.0

Total	$1,609.7	$1,613.7

In February 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to sell debt securities, from time to time, up to a total of $2 billion, with the amount, price and terms to be determined at the time of the sale. In March 2001, the Company issued $900 million of senior notes under this shelf registration statement consisting of $450 million of 7.375% senior notes due in 2006 and $450 million of 7.875% senior notes due in 2011. In June 2001, the Company issued, under this shelf registration statement, an additional $700 million of 8.5% senior notes due in 2041 (Refer to Note 16 for information on the Company’s interest rate swap agreements and effective interest rate for 2004 relating to these senior notes).

During 2004, there were no short-term borrowings outstanding. The Company’s short-term borrowings consist of an $800 million credit facility which terminates in November 2009. The credit facility also provides for the issuance of letters of credit at the Company’s request, up to $150 million, which count as usage of the available commitments under the facility. The credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1 billion upon the agreement of the Company and one or more financial institutions. Various interest rate options are available under the facility. Any revolving borrowings mature on the termination date of the credit facility. The Company pays facility fees on the facility ranging from .08% to .225% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2004 was at an annual rate of .11%.

The Company’s revolving credit facility contains financial covenants. Under the terms of the facility, the Company is required to maintain a minimum level of shareholders’ equity, excluding any minimum pension liability adjustment and any net unrealized capital gains and losses (“Adjusted Consolidated Net Worth”), as of each fiscal quarter end. The required minimum level is increased by 50% of the Company’s consolidated net income each quarter beginning with the quarter ending December 31, 2004. At December 31, 2004, the Company met its required minimum level of Adjusted Consolidated Net Worth of approximately $6.9 billion. The Company is also required to maintain its ratio of total debt to consolidated capitalization as of each fiscal quarter end at or below .4 to 1.0. For this purpose, consolidated capitalization equals the sum of Adjusted Consolidated Net Worth and total debt (as defined in the facility). The Company met this requirement at December 31, 2004.

Total interest paid by the Company was $104 million, $104 million and $119 million in 2004, 2003 and 2002, respectively.

15.  Capital Stock

On February 11, 2005, the Board of Directors’ Committee on Compensation and Organization (the “Compensation Committee”) granted approximately 2.0 million stock options to employees to purchase common shares of the Company at $133.50 per share. The February 11, 2005 grants will become 100% vested three years from the grant date, with one-third of the options vesting on June 30, 2005 and the remaining grants vesting on the second and third anniversaries of the grant date. On January 30, 2004, the Compensation Committee approved a grant to employees of approximately 3.6 million stock options to purchase common shares of the Company at $77.50 per share. The January 30, 2004 grants vested December 31, 2004. On February 27, 2003, the Compensation Committee approved a grant to employees of approximately 5 million stock options to purchase common shares of the Company at $41.88 per share. The February 27, 2003 grants will become 100% vested three years from the grant date, with one-third of the options vesting each year. During 2004, the Company issued approximately 10.1 million shares of common stock for benefit plans, including approximately 9.4 million shares related to stock option exercises.

On September 24, 2004, the Board of Directors declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 16, 2004. The $6 million dividend was paid on November 30, 2004.

On June 28, 2002, the Board of Directors authorized a share repurchase program for the repurchase of up to 5 million shares of common stock (not to exceed an aggregate purchase price of $250 million). Under this authorization, the Company repurchased 4.8 million shares of common stock at a cost of $250 million (1.5 million shares of common stock at a cost of $61 million were repurchased during 2002 and 3.3 million shares of common stock at a cost of $189 million were repurchased during 2003 under this program), completing the June 28, 2002 authorization.

On June 27, 2003, the Board of Directors authorized a share repurchase program for the repurchase of up to 7.5 million shares of common stock (not to exceed an aggregate purchase price of $500 million). During 2003, the Company repurchased 4.2 million shares of common stock at a cost of $249 million under this authorization. On December 5, 2003, the Board of Directors replaced the June 27, 2003 authorization with a new authorization to repurchase up to 10 million shares of common stock (not to exceed an aggregate purchase price of $750 million). During 2003, the Company repurchased .1 million shares of common stock at a cost of $7 million under this authorization.

In aggregate in 2003, the Company repurchased 7.6 million shares of common stock at a cost of $445 million. As of December 31, 2003, the Company had authorization to repurchase 9.9 million shares (not to exceed an aggregate purchase price of $743 million) remaining from the December 5, 2003 authorization.

On April 30, 2004 and September 24, 2004, the Board of Directors authorized two additional share repurchase programs for the repurchase of up to $750 million of common stock ($1.5 billion in aggregate) (these additional authorizations supplemented the December 5, 2003 authorization). During 2004, the Company repurchased 16.1 million shares of common stock at a cost of $1.5 billion, completing the December 5, 2003 and April 30, 2004 authorizations. As of December 31, 2004, the Company has authorization to repurchase up to $750 million of common stock remaining under the September 24, 2004 authorization.

On February 25, 2005, the Company announced that its Board of Directors authorized the Company to repurchase up to $750 million of common stock. This authorization is in addition to the amount remaining under the September 24, 2004 authorization.

In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna has authorized 7.6 million shares of Class A voting preferred stock, $.01 par value per share. There are also 85.0 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines. At December 31, 2004, 28.9 million common shares of Aetna were reserved for issuance under its stock option plans and 8.5 million common shares were reserved for issuance under its 401(k) plan.

16. Financial Instruments

Estimated Fair Value

The carrying values and estimated fair values of certain of the Company’s financial instruments at December 31, 2004 and 2003 were as follows:

	2004		2003
	Cost Basis/		Cost Basis/
	Carrying	Estimated Fair	Carrying	Estimated Fair
(Millions)	Value	Value	Value	Value

Assets:
Debt securities	$14,807.3	$15,717.1	$14,945.5	$15,893.9
Equity securities	61.5	74.7	64.9	84.8
Mortgage loans	1,400.9	1,464.4	1,451.2	1,505.6
Derivatives	23.2	24.1	26.2	26.2
Liabilities:
Investment contract liabilities:
With a fixed maturity	128.6	127.0	519.3	520.3
Without a fixed maturity	667.2	606.7	678.8	618.9
Derivatives	4.1	4.1	3.6	3.6
Long-term debt	1,609.7	1,743.9	1,613.7	1,791.0

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

Investment contract liabilities:
•	With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

•	Without a fixed maturity: Fair value is estimated as the amount payable to the contract holder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

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

In December 2002, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points (approximately 4.94% at December 31, 2004). In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points (approximately 3.99% at December 31, 2004). As a result of these swap agreements, the Company’s effective interest rate on its long-term debt was 6.27% during 2004. The change in the fair value of the interest rate swaps and the loss or gain on the hedged senior notes attributable to the hedged interest rate risk are recorded in current period earnings. Because the terms of the interest rate swap agreements match the terms of the senior notes, the gain or loss on the swaps and the senior notes will generally be offsetting (no material change in value occurred during the periods ended December 31, 2004 or 2003). The swap agreements contain bilateral credit protection covenants which, depending on credit ratings, obligate each party to post collateral equal to the fair value of the swap. As of December 31, 2004, the Company was not required to post collateral for either interest rate swap.

17. Dividend Restrictions and Statutory Surplus

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

Under regulatory requirements, the amount of dividends that may be paid during 2005 to Aetna by its domestic insurance and HMO subsidiaries without prior approval by state regulatory authorities as calculated at December 31, 2004 is approximately $810 million in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and statutory surplus as of December 31, 2004, 2003 and 2002 for the domestic insurance and HMO subsidiaries of the Company, were as follows:

(Millions)	2004	2003	2002

Statutory net income	$1,221.4	$1,047.3	$689.2
Statutory surplus	3,847.1	3,806.0	3,606.7

18. Reinsurance

The Company utilizes reinsurance agreements primarily to facilitate the acquisition of disposition of certain insurance contracts. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company’s results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2004, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.

Earned premiums for the years ended December 31, 2004, 2003 and 2002 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2004 (1)
Accident and Health Insurance - HMO (2)	$10,894.6	$—	$—	$10,894.6	—%
Accident and Health Insurance - Other (3)	4,361.9	8.8	13.6	4,366.7	.3%
Life Insurance	1,365.0	35.6	86.0	1,415.4	6.1%

Total premiums	$16,621.5	$44.4	$99.6	$16,676.7	.6%

2003 (1)
Accident and Health Insurance - HMO (2)	$10,053.2	$—	$.1	$10,053.3	—%
Accident and Health Insurance - Other (3)	3,519.3	14.1	37.4	3,542.6	1.1%
Life Insurance	1,315.4	70.2	62.9	1,308.1	4.8%

Total premiums	$14,887.9	$84.3	$100.4	$14,904.0	.6%

2002 (1)
Accident and Health Insurance - HMO (2)	$11,876.5	$—	$3.6	$11,880.1	—%
Accident and Health Insurance - Other (3)	3,482.3	28.8	67.0	3,520.5	1.9%
Life Insurance	1,318.7	68.7	62.1	1,312.1	4.7%

Total premiums	$16,677.5	$97.5	$132.7	$16,712.7	.8%

(1)	Excludes intercompany transactions.
(2)	Includes Commercial HMO (includes premiums related to POS members who access primary care physicians and referred care through an HMO Network), Medicare HMO and Medicaid HMO business.
(3)	Includes all other medical, dental and Group Insurance products offered by the Company.

Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with former Aetna’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. The liability related to the Company’s obligation is recorded in future policy benefits on the Consolidated Balance Sheets. Assets related to and supporting these policies were transferred to the assuming companies, and the Company recorded a reinsurance recoverable. Reinsurance recoverables related to these obligations was approximately $1.1 billion at December 31, 2004, 2003 and 2002.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $85 million, $96 million and $120 million in 2004, 2003 and 2002, respectively. At December 31, 2004, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.

19. Commitments and Contingent Liabilities

Guarantees
The Company has the following guarantee arrangements as of December 31, 2004.

Mortgage-Backed Securities Obligation – In June of 1992, the Company securitized 98 apartment mortgage loans totaling $325 million into 21 FNMA (“Fannie Mae”) mortgage-backed securities (“MBS”). The Company subsequently sold those MBSs for cash. Fannie Mae required that the Company continue to retain a portion of the risk of default of the underlying loans, and therefore the Company guaranteed the first $59 million of such losses. As of December 2004, $19 million of the original mortgage loans were outstanding, and the Company’s guarantee was reduced to the first $19 million of losses. Therefore, the maximum exposure the Company had on its guarantee to Fannie Mae for loans default, as of December 31, 2004 was $19 million. The Company has no recourse for this guarantee.

ASC Claim Funding Accounts - The Company has arrangements with certain banks for the processing of claim payments for its ASC customers. The banks maintain accounts to fund ASC customers claims. The customer is responsible to fund the amount paid by the bank each day. In these arrangements, the Company guarantees that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is $250 million. The Company could limit its exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, the Company has incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, the Company has agreed to indemnify the other party for certain losses relating to the assets or business that the Company purchased or sold. Certain portions of the Company’s indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. As of December 31, 2004, the Company believes it has established reserves and/or obtained insurance sufficient to cover such potential losses.

Guaranty Fund Assessments, Market Stabilization and Other Non-voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. While the Company has historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk sharing pools for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments to be paid by the Company are dependent upon the Company’s experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company believes it has adequate reserves to cover such assessments. There were no material charges to earnings for guaranty fund and other assessments during 2004 or 2003.

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

Thirteen Provider Cases were presided over by the Florida Federal Court, and a similar action is pending in Louisiana state court, on behalf of purported classes of physicians. These Provider Cases alleged generally that the Company and each of the other defendant managed care organizations employed coercive economic power to force physicians to enter into economically unfavorable contracts, imposed unnecessary administrative burdens on providers and improperly denied claims in whole or in part, and that the defendants did not pay claims timely or did not pay claims at proper rates. These Provider Cases further charged that the Company and the other defendant managed care organizations conspired and aided and abetted one another in the alleged wrongdoing. These actions alleged violations of the Racketeer Influenced and Corrupt Organizations Act, the Employee Retirement Income Security Act of 1974, state unfair trade statutes, state consumer fraud statutes, state laws regarding the timely payment of claims, and various common law doctrines and sought various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief.

independent markets, and the disclosed value cannot be realized upon immediate settlement of the instrument. In evaluating the Company’s management of interest rate, price and liquidity risks, the fair values of all financial instruments are taken into consideration. Effective May 21, 2003, the Company and representatives of over 900,000 physicians, state and other medical societies entered into an agreement (the “Physician Settlement Agreement”) settling the lead physician Provider Case pending in the Florida Federal Court. Judicial approval of the Physician Settlement Agreement became final on January 18, 2005. The Company believes that the Physician Settlement Agreement resolves all pending Provider Cases filed on behalf of physicians that did not opt out of the settlement, including the Louisiana state court action. During the second quarter of 2003, the Company recorded an after-tax charge of $75 million ($115 million pretax) (included in other operating expenses) in connection with the Physician Settlement Agreement, net of an estimated insurance recoverable of $72 million pretax. The Company has not received any insurance recoveries as of December 31, 2004.

A Provider Case brought on behalf of the American Dental Association made similar allegations on behalf of a purported class of dentists. Effective August 22, 2003, the Company and representatives of approximately 150,000 dentists entered into an agreement (the “Dentist Settlement Agreement”) settling the dentist action. The Dentist Settlement Agreement was approved by the Florida Federal Court on July 20, 2004. The approval of the Dentist Settlement Agreement concludes this Provider Case. The cost of this settlement was not material to the Company and was included in the second quarter 2003 Physician Settlement Agreement charge.

Several Provider Cases filed in 2003 on behalf of purported classes of chiropractors and/or all non-physician health care providers also make factual and legal allegations similar to those contained in the other Provider Cases. These Provider Cases have been transferred to the Florida Federal Court for consolidated pretrial proceedings. The Company intends to defend each of these new Provider Cases vigorously.

Securities Class Action Litigation
Laborers Tri-County Pension Fund, Goldplate Investment Partners Ltd. and Sheila Shafran filed a consolidated and amended purported class action complaint (the “Securities Complaint”) on June 7, 2002 in the United States District Court for the Southern District of New York (the “New York Federal Court”). The Securities Complaint supplanted several complaints, filed beginning November 6, 2001, which have been voluntarily dismissed or consolidated. Plaintiffs contend that the Company and two of its current or former officers and directors, William H. Donaldson and John W. Rowe, M.D., violated federal securities laws. Plaintiffs allege misrepresentations and omissions regarding, among other things, the Company’s ability to manage and control medical costs and the appropriate reserve for medical costs as of December 31, 2000, for which they seek unspecified damages, among other remedies. On October 15, 2002, the New York Federal Court heard argument on defendants’ motion to dismiss the Securities Complaint.

Effective February 9, 2005, the Company and class representatives entered into an agreement (the “Securities Settlement Agreement”) to settle the Securities Complaint. The Securities Settlement Agreement is subject to court approval. The settlement amount is not material to the Company.

Insurance Industry Brokerage Practices Matters
The Company has received subpoenas for information from the New York Attorney General and the Connecticut Attorney General and requests for information from various insurance regulators with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. The Company is cooperating with these inquiries.

On October 20, 2004, Ronald Scott Shirley filed an action (the “Shirley Action”) in the United States District Court for the Southern District of California against the Company, Universal Life Resources (“ULR”), a broker, and others, including other major insurance companies, alleging a conspiracy to fraudulently market, sell and administer a variety of insurance products through employee benefit plans. By virtue of an amended complaint filed in the Shirley Action, the Company was dismissed from that action in January 2005.

In connection with this industry wide review, the Company may receive additional subpoenas and requests for information from other attorneys general and other regulators and the Company could be named in other related litigation.

Other Litigation and Regulatory Proceedings
The Company is involved in numerous other lawsuits arising, for the most part, in the ordinary course of its business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state regulatory regimes, marketing misconduct, failure to timely pay medical claims, investment activities, intellectual property and other litigation in its Health Care and Group Insurance businesses. Some of these other lawsuits are or are purported to be class actions. The Company intends to defend these matters vigorously.

In addition, the Company’s current and past business practices are subject to review by, and the Company from time to time receives subpoenas and other requests for information from, various state insurance and health care regulatory authorities and other state and federal authorities. There also continues to be heightened review by regulatory authorities of the managed health care industry’s business practices, including utilization management, delegated arrangements and claim payment practices. As a leading national managed care organization, the Company regularly is the subject of such reviews. These reviews may result in changes to or clarifications of the Company’s business practices, and may result in fines, penalties or other sanctions.

The Company is unable to predict at this time the ultimate outcome of the remaining Provider Cases, the insurance industry brokerage practices investigations or other litigation and regulatory proceedings, and it is reasonably possible that their outcome could be material to the Company.

Leases
The Company has operating leases for office space and certain computer and other equipment. Rental expenses for these items were $174 million, $166 million and $168 million for 2004, 2003 and 2002, respectively. The future net minimum payments under noncancelable leases for 2005 through 2009 are estimated to be $162 million, $125 million, $98 million, $72 million and $46 million, respectively.

The Company also has funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2005 through 2009 are estimated to be $154 million, $46 million, $62 million, $20 million and $12 million, respectively.

20. Segment Information

Summarized financial information for the Company’s principal operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

		Group	Large Case	Corporate	Discontinued	Total
2004 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$16,914.4	$1,655.5	$200.9	$—	$—	$18,770.8
Net investment income	262.1	274.1	526.3	—	—	1,062.5

Total revenue excluding realized capital gains	$17,176.5	$1,929.6	$727.2	$—	$—	$19,833.3

Interest expense	$—	$—	$—	$104.7	$—	$104.7

Amortization of other intangible assets	$42.5	$—	$—	$—	$—	$42.5

Income taxes (benefits)	$639.5	$59.7	$21.3	$(36.7)	$—	$683.8

Operating earnings (losses) (2)	$1,079.4	$126.5	$31.3	$(68.0)	$—	$1,169.2
Realized capital gains, net of tax	15.6	19.8	10.5	—	—	45.9

Income (loss) from continuing operations	1,095.0	146.3	41.8	(68.0)	—	1,215.1
Discontinued operations, net of tax (3)	—	—	—	—	1,030.0	1,030.0

Net income (loss)	$1,095.0	$146.3	$41.8	$(68.0)	$1,030.0	$2,245.1

Segment assets (4)	$14,684.7	$5,322.6	$22,126.4	$—	$—	$42,133.7

Expenditures for long-lived assets	$25.2	$—	$—	$—	$—	$25.2

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 9.9% of total revenue from external customers.
(2)	Operating earnings (losses) excludes net realized capital gains or losses and any other items as described below. Operating earnings for Health Care includes $29.3 million after tax ($45.0 million pretax) for voluntary contributions to the Aetna Foundation Inc., a separate and distinct charitable organization. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.
(3)	Income from discontinued operations of $1.03 billion related to the Congressional Joint Committee on Taxation’s approval of a tax refund and the completion of certain Internal Revenue Service audits associated with businesses sold by the Company’s predecessor (former Aetna) (refer to Note 22 for additional information).
(4)	Large Case Pensions assets include $5.4 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

		Group	Large Case	Corporate	Total
2003 (Millions)	Health Care	Insurance	Pensions	Interest	Company

Revenues from external customers (1)	$15,098.1	$1,541.6	$176.5	$—	$16,816.2
Net investment income	244.6	268.7	581.7	—	1,095.0

Total revenue excluding realized capital gains	$15,342.7	$1,810.3	$758.2	$—	$17,911.2

Interest expense	$—	$—	$—	$102.9	$102.9

Amortization of other intangible assets	$50.8	$—	$—	$—	$50.8

Income taxes (benefits)	$461.5	$61.2	$21.1	$(36.0)	$507.8

Operating earnings (losses) (2)	$862.4	$134.8	$36.5	$(66.9)	$966.8
Other item (3)	(75.0)	—	—	—	(75.0)
Realized capital gains, net of tax	22.2	14.5	5.3	—	42.0

Net income (loss)	$809.6	$149.3	$41.8	$(66.9)	$933.8

Segment assets (4)	$14,302.9	$5,251.5	$21,395.8	$—	$40,950.2

Expenditures for long-lived assets	$87.6	$—	$—	$—	$87.6

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 10.1% of total revenue from external customers.
(2)	Operating earnings (loss) excludes net realized capital gains or losses and any other items as described below. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.
(3)	The other item excluded from operating earnings is the $75.0 million after tax charge in the Health Care segment related to the Physician Class Action Settlement (refer to Note 19 for additional information).
(4)	Large Case Pensions assets include $5.2 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

		Group	Large Case	Corporate	Discontinued	Total
2002 (Millions)	Health Care	Insurance	Pensions	Interest	Operations	Company

Revenues from external customers (1)	$16,858.3	$1,497.4	$238.0	$—	$—	$18,593.7
Net investment income	295.7	269.5	685.5	—	—	1,250.7

Total revenue excluding realized capital gains (losses)	$17,154.0	$1,766.9	$923.5	$—	$—	$19,844.4

Interest expense	$—	$—	$—	$119.5	$—	$119.5

Amortization of other intangible assets	$130.8	$—	$—	$—	$—	$130.8

Income taxes (benefits)	$119.5	$57.6	$16.3	$(41.8)	$—	$151.6

Operating earnings (losses) from continuing operations (2)	$361.6	$142.2	$24.2	$(77.7)	$—	$450.3
Other items (3)	(81.6)	(3.2)	5.4	—	—	(79.4)
Realized capital gains (losses), net of tax	36.4	(14.0)	(.1)	—	—	22.3

Income (loss) from continuing operations	316.4	125.0	29.5	(77.7)	—	393.2
Discontinued operations, net of tax (4)	—	—	—	—	50.0	50.0
Cumulative effect adjustments, net of tax	(2,965.7)	—	—	—	—	(2,965.7)

Net income (loss)	$(2,649.3)	$125.0	$29.5	$(77.7)	$50.0	$(2,522.5)

Segment assets (5)	$13,805.6	$5,409.0	$20,832.9	$—	$—	$40,047.5

Expenditures for long-lived assets	$40.4	$—	$—	$—	$—	$40.4

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 10.1% of total revenue from external customers.
(2)	Operating earnings (loss) from continuing operations is comprised of income (loss) from continuing operations excluding net realized capital gains or losses, any other items described below and the cumulative effect adjustment. While operating earnings is the measure of profit or loss used by the Company’s management when assessing performance or making operating decisions, it does not replace net income (loss) as a measure of profitability.
(3)	The following other items were excluded from operating earnings (losses) from continuing operations: a $19.8 million income tax benefit resulting from the release of state income tax related reserves in connection with the favorable conclusion of several state tax audits in the Health Care segment, severance and facilities charges of $104.6 million after tax consisting of $101.4 million after tax in the Health Care segment and $3.2 million after tax in the Group Insurance segment and $5.4 million after tax from a reduction of the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment.
(4)	As discussed in more detail in Note 22, the Company released $50.0 million of federal income tax reserves resulting from the resolution of several Internal Revenue Service audit issues during 2002 that related to the property and casualty insurance business of one of Aetna’s predecessors, which was sold in 1996.
(5)	Large Case Pensions assets include $5.4 billion attributable to discontinued products (excludes the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

Revenues from external customers (all within the United States) by product for the years ended December 31, 2004, 2003 and 2002 were as follows:

(Millions)	2004	2003	2002

Health risk	$14,863.5	$13,236.8	$15,039.4
Health ASC	2,050.9	1,861.3	1,818.9
Group life	1,229.8	1,150.3	1,097.0
Group disability	342.2	318.1	336.0
Group long-term care	83.5	73.2	64.4
Large case pensions	200.9	176.5	238.0

Total revenue from external customers	$18,770.8	$16,816.2	$18,593.7

Long-lived assets, all within the United States, were $234 million and $268 million at December 31, 2004 and 2003, respectively.

21. Discontinued Products

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

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2004, the receivable from continuing products, net of related deferred taxes payable of $116 million on the accrued interest income, was $395 million. At December 31, 2003, the receivable from continuing products, net of the related deferred taxes payable of $106 million on the accrued interest income, was $375 million. These amounts were eliminated in consolidation.

Results of discontinued products for the years ended December 31, 2004, 2003 and 2002 were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net(1)

2004
Net investment income	$320.6	$—	$320.6
Net realized capital gains	37.5	(37.5)	—
Interest earned on receivable from continuing products	30.2	—	30.2
Other income	24.8	—	24.8

Total revenue	413.1	(37.5)	375.6

Current and future benefits	356.1	6.5	362.6
Operating expenses	13.0	—	13.0

Total benefits and expenses	369.1	6.5	375.6

Results of discontinued products	$44.0	$(44.0)	$—

2003
Net investment income	$334.6	$—	$334.6
Net realized capital gains	111.3	(111.3)	—
Interest earned on receivable from continuing products	28.3	—	28.3
Other income	36.9	—	36.9

Total revenue	511.1	(111.3)	399.8

Current and future benefits	373.1	21.6	394.7
Operating expenses	5.1	—	5.1

Total benefits and expenses	378.2	21.6	399.8

Results of discontinued products	$132.9	$(132.9)	$—

2002
Net investment income	$375.2	$—	$375.2
Net realized capital losses	(57.5)	57.5	—
Interest earned on receivable from continuing products	26.8	—	26.8
Other income	28.4	—	28.4

Total revenue	372.9	57.5	430.4

Current and future benefits	393.9	23.8	417.7
Operating expenses	12.7	—	12.7

Total benefits and expenses	406.6	23.8	430.4

Results of discontinued products	$(33.7)	$33.7	$—

(1)	Amounts are reflected in the 2004, 2003 and 2002 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital gains (losses) from the sale of bonds supporting discontinued products were $20 million, $83 million and $(82) million (pretax) for 2004, 2003 and 2002, respectively.

Assets and liabilities supporting discontinued products at December 31, 2004 and 2003 were as follows: (1)

(Millions)	2004	2003

Assets:
Debt securities available for sale	$3,383.6	$3,427.1
Equity securities	57.2	49.9
Mortgage loans	560.3	626.7
Investment real estate	114.8	75.2
Loaned securities	322.8	180.2
Other investments (2)	514.4	553.7

Total investments	4,953.1	4,912.8
Collateral received under securities loan agreements	329.6	184.0
Current and deferred income taxes	120.8	150.6
Receivable from continuing products (3)	511.6	481.4

Total assets	$5,915.1	$5,728.8

Liabilities:
Future policy benefits	$4,065.6	$4,217.9
Policyholders’ funds	24.0	35.2
Reserve for anticipated future losses on discontinued products	1,079.8	1,035.8
Collateral payable under securities loan agreements	329.6	184.0
Other liabilities	416.1	255.9

Total liabilities	$5,915.1	$5,728.8

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2)	Includes debt securities on deposit as required by regulatory authorities of $20.9 million and $121.8 million at December 31, 2004 and 2003, respectively. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.
(3)	The receivable from continuing products is eliminated in consolidation.

At December 31, 2004 and 2003, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.

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

The projection of future investment results considers assumptions for interest rates, bond discount rates and performance of mortgage loans and real estate. Mortgage loan cash flow assumptions represent management’s best estimate of current and future levels of rent growth, vacancy and expenses based upon market conditions at each reporting date. The performance of real estate assets has been consistently estimated using the most recent forecasts available. Since 1997, a bond default assumption has been included to reflect historical default experience, since the bond portfolio increased as a percentage of the overall investment portfolio and reflected more bond credit risk, concurrent with the decline in the commercial mortgage loan and real estate portfolios.

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

The activity in the reserve for anticipated future losses on discontinued products for the years ended December 31, 2004, 2003 and 2002 was as follows (pretax):

(Millions)	2004	2003	2002

Reserve for anticipated future losses on discontinued products, beginning of the period	$1,035.8	$902.9	$944.9
Operating income (loss)	(6.6)	(3.3)	8.2
Net realized capital gains (losses)	37.5	111.3	(57.5)
Mortality and other	13.1	24.9	15.6
Reserve reduction	—	—	(8.3)

Reserve for anticipated future losses on discontinued products, end of the period	$1,079.8	$1,035.8	$902.9

Management reviews the adequacy of the reserve for anticipated future losses on discontinued products quarterly. The reserve was found to be adequate, and no release or charge was required during 2004 and 2003. A review in the second quarter of 2002 resulted in the release of $8 million ($5 million after tax) of the reserve primarily due to favorable mortality and retirement experience and certain reductions in administrative expenses, partially offset by lower portfolio returns. The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run-off of the December 31, 2004 reserve balance (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)

2005	$40.3
2006	40.6
2007	40.7
2008	41.0
2009	41.3
2010 – 2014	206.2
2015 – 2019	188.7
2020 – 2024	155.6
2025 – 2029	119.5
Thereafter	205.9

The liability expected as of December 31, 1993 and actual liability balances as of December 31, 2004, 2003 and 2002 for the GIC and SPA liabilities are as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA

2002	$169.5	$4,114.6	$82.9	$4,361.1
2003	51.7	3,984.7	35.2	4,217.9
2004	31.8	3,849.1	24.0	4,065.6

The GIC balances were lower than expected in each period as several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

22. Discontinued Operations

On July 8, 2004, the Company was notified that the Congressional Joint Committee on Taxation (the “Joint Committee”) approved a tax refund of approximately $740 million, including interest, relating to businesses that were sold in the 1990s by the Company’s predecessor (former Aetna). The tax refund was recorded as income from discontinued operations in 2004. The Joint Committee approval also finalizes the Internal Revenue Service’s (the “Service”) audits of the Company’s tax returns for the years 1991 through 2001. In 2004, the Company also finalized the Service’s audits of the Company’s tax returns for the years 1984 through 1990. As a result of the resolution of these audits, the Company recorded favorable adjustments of approximately $290 million to existing tax liabilities in 2004 as income from discontinued operations, for a total of $1,030 million of income. The Company received approximately $666 million of the tax refund during 2004 and expects to receive the remaining refund in 2005.

In 2002, the Company released $50 million of income tax reserves resulting from the resolution of the Service’s audit issues that related to the property and casualty insurance business, which was sold by the Company’s predecessor (former Aetna) in 1996.

23. Subsequent Event

On February 9, 2005, the Board declared a two-for-one stock split of the Company’s common stock to be effected in the form of a 100% common stock dividend. All shareholders of record on February 25, 2005 will receive one additional share of common stock for each share held on that date. The additional share of common stock will be distributed to shareholders of record in the form of a stock dividend on March 11, 2005.

Information pertaining to shares and earnings per share has not been restated in the accompanying financial statements and notes to the consolidated financial statements to reflect this split. This information will be presented effective after the stock dividend is distributed (i.e. with the Company’s March 31, 2005 interim condensed financial statements). Information on a pro forma basis, reflecting the impact of this split for the years ending December 31, 2004, 2003 and 2002 is as follows:

	Income (Loss)	Shares	Per Common
(Millions, except per common share data)	(Numerator)	(Denominator)	Share Amount

2004
Basic EPS:
Income from continuing operations	$1,215.1	302.8	$4.01
Income from discontinued operations, net of tax	1,030.0		3.40

Net Income	$2,245.1	302.8	$7.41

Diluted EPS:
Income from continuing operations and assumed conversions	$1,215.1	314.0	$3.87
Income from discontinuing operations, net of tax	1,030.0		3.28

Net income and assumed conversions	$2,245.1	314.0	$7.15

2003
Basic EPS:
Net Income	$933.8	305.4	$3.06

Diluted EPS:
Net income assumed conversions	$933.8	316.2	$2.95

2002
Basic EPS:
Income from continuing operations	$393.2	297.8	$1.32
Income from discontinued operations	50.0		0.17

Income before cumulative effect adjustments	443.2		1.49
Cumulative effect adjustments, net of tax	(2,965.7)		(9.96)

Net loss	$(2,522.5)	297.8	$(8.47)

Diluted EPS:
Income from continuing operations and assumed conversions	$393.2	305.8	$1.29
Income from discontinued operations	50.0		0.16

Income before cumulative effect adjustments	443.2		1.45
Cumulative effect adjustments, net	(2,965.7)		(9.70)

Net loss and assumed conversions	$(2,522.5)	305.8	$(8.25)

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting of Aetna Inc. and its subsidiaries (the “Company”). The internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Company’s internal control over financial reporting process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or dispositions of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Company’s Chief Executive and Chief Financial Officers, management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2004. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework.” Based on this assessment, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2004. Management’s assessment of the effectiveness of the Company’s system of internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein. KPMG LLP has also audited the Company’s consolidated financial statements, which report is also included herein.

Management’s Responsibility for Financial Statements
Management is responsible for the consolidated financial statements of the Company, which have been prepared in accordance with GAAP. Management believes the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial position, results of operations and cash flows of the Company as of and for the periods presented in this report.

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

The Company’s Audit Committee engages KPMG LLP, an independent registered public accounting firm, to audit the Company’s consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of the Company’s consolidateds financial statements appears below.

Audit Committee Oversight
The Company’s Audit Committee is comprised solely of independent directors. The Audit Committee meets regularly with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company’s consolidated financial statements and internal control over financial reporting. Both KPMG LLP and the Company’s internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
Aetna Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aetna Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Aetna Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 1, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Hartford, Connecticut
March 1, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aetna Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Hartford, Connecticut
March 1, 2005

Quarterly Data (Unaudited)

2004 (Millions, except per common share data)	First		Second	Third		Fourth

Total revenue	$4,821.3		$4,875.0	$5,039.5		$5,168.3

Income from continuing operations before income taxes	$510.6		$447.7	$471.7		$468.9
Income taxes	184.8		161.4	169.4		168.2
Income from discontinued operations, net of tax	40.0	(1)	—	990.0	(2)	—

Net income	$365.8		$286.3	$1,292.3		$300.7

Per common share results: (3)
Net income
Basic	$2.38		$1.87	$8.55		$2.04
Diluted	2.28		1.79	8.21		1.95

Common stock data:
Dividends declared	$—		$—	$.04		$—
Common stock prices, high	89.91		94.70	99.93		126.89
Common stock prices, low	66.00		77.75	78.98		83.26

(1)	Income from discontinued operations of $40 million for the first quarter of 2004 related to the completion of certain Internal Revenue Service audits associated with businesses sold by the Company’s predecessor (former Aetna) (refer to Note 22 for additional information).
(2)	Income from discontinued operations of $990 million for the third quarter of 2004 related to the Congressional Joint Committee on Taxation’s approval of a tax refund and the completion of certain Internal Revenue Service audits associated with businesses sold by the Company’s predecessor (former Aetna) (refer to Note 22 for additional information).
(3)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

2003 (Millions, except per common share data)	First	Second	(1)	Third	Fourth

Total revenue	$4,466.5	$4,466.0		$4,469.1	$4,574.8

Income from continuing operations before income taxes	$512.0	$223.4		$334.8	$371.4
Income taxes	182.0	85.0		118.9	121.9

Net income	$330.0	$138.4		$215.9	$249.5

Per common share results: (2)
Net income
Basic	$2.19	$.90		$1.41	$1.63
Diluted	2.12	.87		1.35	1.56

Common stock data:
Dividends declared	$—	$—		$.04	$—
Common stock prices, high	49.64	64.42		68.49	67.94
Common stock prices, low	40.82	47.03		52.70	55.99

(1)	Second quarter includes a $75 million after-tax charge related to the Physician Class Action Settlement (refer to Note 19 for additional information).
(2)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.