Form 10-K, Exhibit 13
period 2005-12-31
AETNA INC /PA/
filed 2006-03-01
CIK 1122304

Exhibit 13.1
Table of Contents to portions of the Annual Report Included in Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
Unless the context otherwise requires, references to the terms “we”, “our”, or “us” used throughout this MD&A, refer to Aetna Inc. (“Aetna”) and its subsidiaries (collectively, the “Company”).
OVERVIEW
We are one of the nation’s leading diversified health care benefits companies, serving approximately 27.9 million unique members with information and resources to help them make better informed decisions about their health care. We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life, long-term care and disability plans, and medical management capabilities. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans and government-sponsored plans. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.
The following MD&A provides a review of our financial condition as of December 31, 2005 and 2004 and results of operations for the years ended December 31, 2005, 2004 and 2003. This Overview should be read in conjunction with the entire MD&A, which contains detailed information that is important to understanding our results of operations and financial condition. This Overview is qualified in its entirety by the full MD&A below.
During 2005, we continued to improve our operating earnings, cash flows from operations and financial position
The period of 2002 to 2004 was one of financial turnaround for us as a company. After recording operating losses in 2001, we returned to profitability in 2002 due primarily to significant premium rate increases, targeted reductions of unprofitable membership and an increased focus on managing rising health care costs. During 2003, our financial performance improved, although our medical membership and revenue declined. During the last two years, significant accomplishments that have helped improve our operating earnings, cash flows from operations as well as overall financial position include:
➢	Growth in medical membership and our specialty products combined with premium and fee rate increases contributed to increases in total revenues.

➢	Disciplined pricing and our continued focus on managing medical costs led to improved health care underwriting results.

➢	Consistent focus on operating expenses led to greater efficiencies.

➢	Effective deployment of substantial capital for share repurchases, strategic acquisitions and pension plan funding.
During 2004 and 2005, we experienced membership increases in both our fully-insured and our administrative service contract (“ASC”) books of business. Our medical membership increased by 1.1 million members in 2005 and 654,000 members in 2004. In addition, during this period we had growth in our specialty products of dental, pharmacy and group insurance. As of December 31, 2005, we served approximately 14.8 million medical members, 13.1 million dental members, 9.4 million pharmacy members and 13.6 million group insurance members. Premium and fee rate increases, coupled with the growth in membership, helped expand our total revenues, which increased approximately $2.6 billion in 2005 and $1.9 billion in 2004.
The underwriting results in our health care business reflect our focus on medical cost management and our pricing policy of achieving premium yields that are in-line with medical cost trends. These factors contributed to comparatively stable medical cost ratios during the years 2003 through 2005.
The combination of total revenue growth, consistent underwriting approach and increased operating expense efficiency has contributed to an improvement in our operating earnings. These efforts have also contributed to improved cash flows from operations (refer to “Liquidity and Capital Resources”). In addition, our cash position was further benefited from certain tax refund claims approved in 2004. Approximately $735 million of the total refund claims were received in 2005 and 2004. An additional $40 million was received in February 2006.

Summary of Consolidated Results

(Millions, except per share amounts)	2005	2004	2003

Total revenues	$22,491.9	$19,904.1	$17,976.4
Income from continuing operations (1)	1,634.5	1,215.1	933.8
Net income (2)	1,634.5	2,245.1	933.8
Income from continuing operations per common share	2.70	1.94	1.48
Net income per common share	2.70	3.58	1.48

(1)	Income from continuing operations reflects favorable development of prior period health care cost estimates of approximately $159 million ($250 million pretax) (including approximately $65 million ($103 million pretax) related to the release of reserves related to the New York Market Stabilization Pool) for 2005, approximately $57 million ($90 million pretax) for 2004 and approximately $148 million ($228 million pretax) for 2003. This development was recorded in the Health Care segment and is discussed in further detail below in the discussion of Health Care’s results. Other items reflected in income from continuing operations include:

➢	In 2005, we reduced the reserve for anticipated future losses on discontinued products in the Large Case Pensions segment by $43 million ($67 million pretax).

➢	In 2003, we recorded a charge of $75 million ($115 million pretax) in connection with a physician class action settlement, net of an estimated insurance recoverable of $72 million pretax, reflected in the Health Care segment.

(2)	Net income for 2005, 2004 and 2003 includes net realized capital gains of $21 million, $46 million and $42 million, respectively. Additionally, net income for 2004 includes income from discontinued operations of $1.03 billion related to the completion of certain Internal Revenue Service audits associated with businesses previously sold (refer to Note 21 of Notes to Consolidated Financial Statements for additional information).
During 2004 and 2005, we managed our capital in support of both new and ongoing initiatives
In 2005 and 2004 we used substantial capital to: fund targeted acquisitions relevant to our strategy, repurchase our common stock and make voluntary contributions to our tax qualified pension plan.
During 2005, we spent approximately $1.2 billion on the following acquisitions, which we believe will enhance our existing product capabilities and future growth opportunities:
Aetna Behavioral Health — In December 2005, we purchased the assets and operations of Magellan Health Services, Inc. (“Magellan”) previously used to provide behavioral health care services to our members. The transaction is a result of an agreement we negotiated with Magellan in March 2003. The purchase price was not material to our financial condition. Effective January 1, 2006, we launched a full-service behavioral health business.
Aetna Specialty Pharmacy, LLC (“ASP”) — In December 2005, we purchased the remaining interest in ASP, a joint venture we launched with Priority Health Care Corporation (“PHCC”) in 2004 to better serve Aetna members with conditions that require specialty pharmaceuticals. We had owned 40% of the joint venture, with an option to purchase the remaining interest, which accelerated upon the change in control of PHCC in October 2005. The purchase price was not material to our financial condition. ASP compliments our mail-order pharmacy, Aetna Rx Home Delivery®, which was launched in 2003 and has operations in Missouri and Florida.
HMS Healthcare, Inc. (“HMS”) — In July 2005, we acquired HMS, a privately held regional health care network with operations in Michigan, Colorado and other states, for $394 million. This transaction was financed from available cash. We recorded approximately $291 million of goodwill associated with the acquisition of HMS, representing the purchase price in excess of the fair value of the net assets acquired (which included approximately $117 million of customer list, non-compete and trade name intangible assets).
Active Health Management, Inc. (“Active Health”) — In May 2005, we acquired Active Health, a privately held health management and health care data analytics company, for approximately $405 million. This transaction was financed from available cash. We recorded approximately $309 million of goodwill associated with the acquisition of Active Health, representing the purchase price in excess of the fair value of the net assets acquired (which included approximately $92 million of customer list, technology and trademark intangible assets).

Strategic Resource Company (“SRC”) — In January 2005, we acquired SRC, a privately held administrator of group limited benefit products for part-time and hourly workers. For approximately $256 million, financed through available cash, we acquired 100% of the stock of SRC and reinsured the insurance contracts administered by SRC. At December 31, 2005, approximately $67 million of the purchase price was held in escrow pending resolution of certain future events (of which $20 million was released in February 2006 upon resolution of one of the contingencies). We recorded approximately $140 million of goodwill, representing the purchase price in excess of the fair value of the net assets acquired (which included approximately $82 million of customer list, trademark and non-compete intangible assets).
In 2005, we repurchased approximately 42 million shares of common stock at a cost of approximately $1.7 billion under share repurchase programs authorized by our Board of Directors (the “Board”). In addition to funding ordinary course operating activities, approximately $150 million of cash was used to pay a prior year physician class action settlement and $245 million was used to make a voluntary contribution to our tax qualified pension plan.
In 2005, we continued to introduce or further develop new products and services including continued developments of our consumer-directed health care plan products such as the Aetna HealthFund®, changes to our other health products and medical cost management programs and changes to our Medicare product portfolio resulting from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”).
We intend to continue to pursue strategic acquisitions and other business development activities that support our strategy for growth and profitability. We also intend to continue to deploy our capital through share repurchases.
On February 27, 2006, we announced that we entered into an agreement with Broadspire Services, Inc. and Broadspire Management Services, Inc. (collectively, “Broadspire”) to acquire its disability and leave management businesses, which operate as a third party administrator offering absence management services, including short-term and long-term disability administration and leave management to employers. We will acquire Broadspire’s disability and leave management businesses for approximately $160 million and expect to finance the transaction from available cash. The transaction is subject to customary closing conditions and federal Hart-Scott-Rodino antitrust regulatory approval. We expect to close the transaction in the second quarter of 2006.
Outlook for 2006
Our goals for 2006 are to profitably grow market share and operating earnings; demonstrate superior medical cost, quality and clinical integration for our customers; achieve competitive operating expenses; use technology to enhance our competitive position; and deliver best-in-class service for all our constituents. Our 2006 outlook is as follows:
Health Care membership is targeted for growth in 2006. We continue to take actions to increase membership, including efforts to reach customers via an integrated product approach in generating sales to new customers, as well as increased cross-sell penetration within our existing membership base and targeted geographic marketing, to achieve membership growth in 2006. If we achieve these projected membership increases combined with price increases, it would contribute to higher revenue and operating earnings in our Health Care business.
Group Insurance operating earnings are expected to remain approximately level with 2005. We expect Group Insurance operating earnings in 2006 to be generally level with those of 2005.
Large Case Pensions earnings are expected to reflect continued run-off of business. We expect operating earnings in our Large Case Pensions segment to be lower than in 2005, consistent with the continued run-off of underlying liabilities and assets. However, operating earnings for Large Case Pensions can vary from current expectations depending on, among other matters, future investment performance of the assets supporting existing liabilities.
Operating expense ratio (operating expenses divided by revenue) is targeted to improve. We continue to take actions to improve the efficiency of our operations, including efforts to leverage existing infrastructure to support additional growth as well as improvements in systems and processes. We will continue to focus 2006 spending on operational improvements including self-service and administrative technologies that will yield future benefits.

Refer to “Forward-Looking Information/Risk Factors” for information regarding other important factors that may materially affect us.
Management Update
Effective February 14, 2006, Ronald A. Williams became Chief Executive Officer (“CEO”) succeeding John W. Rowe, M. D., who plans to retire no later than the end of 2006. Dr. Rowe will serve as executive Chairman until his retirement. As CEO, Mr. Williams will be responsible for the management of the Company. As executive Chairman, Dr. Rowe will continue to be an active, full-time executive. In addition to chairing the Board of Directors, he will manage corporate priorities related to employee engagement, internal audit and risk management, public policy, public health leadership initiatives and corporate public involvement.
Effective September 6, 2005, William J. Casazza became Senior Vice President and General Counsel. Mr. Casazza succeeded Louis J. Briskman, who resigned in the third quarter of 2005. Mr. Casazza reports to Mr. Williams and serves as a member of the Office of the Chairman, our most senior management group.
Effective February 1, 2006, Mark T. Bertolini became Executive Vice President, Regional Businesses. Also on February 1, 2006, James K. Foreman became Executive Vice President, National Businesses. Messrs. Bertolini and Foreman report to Mr. Williams.
Effective February 21, 2006, Troyen A. Brennan, M.D., became Chief Medical Officer. Dr. Brennan reports to Mr. Williams. William C. Popik, M.D., Chief Medical Officer and Head of National Medical Services, retired on September 30, 2005. Charles M. Cutler, M.D. served as interim Chief Medical Officer through February 20, 2006, reporting to Mr. Williams. Dr. Cutler is currently our National Medical Director for Quality.
Board of Directors Update
Effective October 1, 2005, Molly J. Coye, M.D., founder and CEO of the Health Technology Center, was appointed to our Board. With the addition of Dr. Coye, the Board expanded to 12 members. Dr. Coye also serves as a member of the Board’s Medical Affairs and Investment and Finance Committees.
Pursuant to our Corporate Governance Guidelines regarding retirement age, Jack D. Kuehler, age 72, retired from the Board effective at the 2005 Annual Meeting of Shareholders.
Judith Rodin did not stand for re-election to the Board at the 2005 Annual Meeting of Shareholders.
Discussion of segment results and operating earnings
The discussion of our results of operations that follows is presented based on our reportable segments in accordance with Financial Accounting Standards (“FAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, and is consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements. Each segment’s discussion of results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing the segment’s financial performance and making operating decisions, such as allocating resources to the segment. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.
Our discussion of the results of operations of each business segment is based on operating earnings, which exclude realized capital gains and losses as well as other items from net income reported in accordance with U.S. generally accepted accounting principles (“GAAP”). We believe excluding realized capital gains and losses from net income to arrive at operating earnings provides more useful information as to our underlying business performance. Realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. We also may exclude other items from net income to arrive at operating earnings should those other items similarly not relate to the ordinary course of our business. In each segment discussion below, we present a table that reconciles operating earnings to net income reported in accordance with GAAP. Each table details the realized capital gains and losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE
Health Care consists of medical, pharmacy benefits management, dental and vision plans offered on both a Risk basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor assumes all or a majority of the risk for medical and dental costs). Medical plans include point-of-service (“POS”), health maintenance organization (“HMO”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Health plans also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS, PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account. Health Care also offers network access products in select markets and other products, including medical management services, behavioral health, and stop loss insurance.
Operating Summary

(Millions)	2005	2004	2003

Premiums:
Commerical Risk (1)	$15,919.6	$13,924.1	$12,329.3
Medicare	1,005.1	938.7	906.2

Total premiums	16,924.7	14,862.8	13,235.5
Fees and other revenue	2,385.8	2,051.6	1,862.6
Net investment income	295.0	262.1	244.6
Net realized capital gains	10.6	24.1	34.4

Total revenue	19,616.1	17,200.6	15,377.1

Health care costs (2)	13,107.9	11,637.7	10,135.8
Operating expenses:
Selling expenses	763.3	630.9	510.7
General and administrative expenses (3)	3,334.0	3,155.0	3,408.7

Total operating expenses	4,097.3	3,785.9	3,919.4
Amortization of other acquired intangible assets	57.4	42.5	50.8

Total benefits and expenses	17,262.6	15,466.1	14,106.0

Income before income taxes	2,353.5	1,734.5	1,271.1
Income taxes	859.6	639.5	461.5

Net income	$1,493.9	$1,095.0	$809.6

(1)	Commercial Risk includes all medical and dental risk products, except Medicare and Medicaid.

(2)	The percentage of health care costs related to capitated arrangements with primary care physicians (a fee arrangement where we pay providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 7.9% for 2005 compared to 9.1% for 2004 and 10.9% for 2003.

(3)	Includes salaries and related benefit expenses of $2.0 billion in 2005, $1.9 billion in 2004 and $2.0 billion in 2003.
The table below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions, after tax)	2005	2004	2003

Net income	$1,493.9	$1,095.0	$809.6
Other items included in net income:
Net realized capital gains	(7.0)	(15.6)	(22.2)
Physician class action settlement (1)	—	—	75.0

Operating earnings	$1,486.9	$1,079.4	$862.4

(1)	In 2003, we entered into a settlement agreement with representatives of over 900,000 physicians, state and other medical societies resolving a national class action lawsuit as well as multiple state court actions filed against us. As a result of this physician class action settlement, we recorded a charge of $75 million ($115 million pretax), net of an estimated insurance recoverable of $72 million pretax (refer to Note 18 of Notes to Consolidated Financial Statements for additional information). We believe the settlement of this significant litigation does not relate to the ordinary course of our business and does not reflect the underlying performance of our business and have excluded it from net income to arrive at operating earnings.

Improved underwriting margins and operating expense efficiencies contributed to strong earnings growth in 2005
Operating earnings for 2005 increased $408 million from 2004. The increase in operating earnings reflects higher total underwriting margins (premiums less health care costs), fees and other revenue and net investment income as well as improved operating expense efficiencies. The total underwriting margin reflects growth in premiums and a lower Commercial Risk medical cost ratio, as further discussed below. The growth in premiums and fees and other revenue resulted from increases in membership levels (refer to “Membership”), including approximately 170,000 Risk members associated with the acquisition of SRC, as well as rate increases for renewing membership. Furthermore, growth in fees and other revenue reflects our recent acquisitions of Active Health and HMS. Net investment income increased due to higher yields from debt securities and higher mortgage prepayment fees.
We continued to gain operating expense efficiencies as a percentage of revenue. However, total operating expenses increased in 2005 due to expenses related to the growth in membership and acquisitions. Total selling expenses increased due to higher overall premiums and a higher proportion of premiums in certain customer markets which have higher selling costs. General and administrative expenses increased due to higher employee related costs, outside services and claim services costs, in each case associated with higher membership. Furthermore, enrollment and marketing costs increased due to the new Medicare Prescription Drug Plan (refer to our discussion of Medicare below).
Improved underwriting margins and lower general and administrative expenses contributed to continued improvement in results for 2004
Operating earnings for 2004 reflected an increase of $217 million from 2003. The increase in 2004 operating earnings reflected higher total underwriting margins, higher fees and other revenue and lower general and administrative expenses. The total underwriting margin reflected growth in premiums, a higher Commercial Risk medical cost ratio, as further discussed below, and less favorable development of prior period health care costs in 2004 ($57 million after tax ($90 million pretax)) when compared to 2003 ($148 million after tax ($228 million pretax)). The growth in premiums and fees and other revenue resulted from rate increases for renewing membership and increases in membership levels (refer to “Membership”). General and administrative expenses were lower primarily due to lower employee-related performance-based compensation, lower pension costs and lower rent expense due to an $18 million pretax expense in 2003 that was not present in 2004, associated with the exit of a real estate facility no longer being used in our operations. Lower expenses were offset in part by a voluntary contribution of $29 million ($45 million pretax) to the Aetna Foundation, Inc., a separate and distinct charitable organization, in 2004. The increase in operating earnings for 2004 was partially offset by increased selling expenses consistent with higher overall premiums and a higher proportion of premiums in certain customer markets which have higher selling costs. Operating expenses also include a curtailment benefit of $21 million after tax ($32 million pretax) recorded in the first quarter of 2004 related to the elimination of the dental subsidy for all retirees.
The performance of our Commercial Risk products improved in 2005 and 2004
Commercial Risk premiums increased approximately $2.0 billion in 2005, when compared to 2004, and increased approximately $1.6 billion in 2004, when compared to 2003. The increases in 2005 and 2004 reflect increases in membership levels (refer to “Membership”) and premium rate increases on renewing business.
The Commercial Risk medical cost ratio (health care costs divided by premiums) was 76.9% for 2005, 77.8% for 2004 and 76.0% for 2003. Commercial Risk health care costs for 2005, 2004 and 2003 reflect favorable development of prior period health care cost estimates, on a pretax basis, of approximately $233 million (including approximately $103 million related to the release of reserves related to the New York Market Stabilization Pool, discussed below), $78 million, and $215 million, respectively. The favorable development of prior period health care cost estimates recognized in each of these three years primarily relates to health care costs incurred in the preceding year and is primarily a result of the actual claim submission time being shorter than we anticipated, as well as lower than expected health care cost trends. As a result of the acceleration in claim submission time, the volume of claims incurred but not reported was estimated to be higher than we actually experienced. Additionally, our health care cost trend rate was lower than we anticipated in determining our health care costs payable at December 31 of each of the preceding years. These factors resulted in the favorable development of prior period health care estimates recognized in 2005, 2004 and 2003. The calculation of Health Care Costs Payable is a critical accounting estimate (refer to Critical Accounting Estimates — Health Care Costs Payable for more information).

In 2005, we entered into an agreement with certain other carriers and the New York State Insurance Department as to our participation in the New York State Market Stabilization Pool under New York Regulation 146 (“Regulation 146”) for the years 1999 through 2004. Regulation 146 requires all carriers with small group and/or individual business in New York State to participate in a market stabilization pooling mechanism under which carriers that experience higher than average cost factors in providing services to members with specified medical conditions receive payments from the pool, and carriers that experience lower than average cost factors make payments to the pool. From 1999 through 2004, in the absence of any pool data regarding relative average cost factors of the carriers doing business in New York State, we made provisions for our estimate of liabilities incurred in this pool based on discussions with the New York State Insurance Department and historical experience. As of December 31, 2004 we had recorded reserves (included in health care costs payable) of approximately $89 million based on these estimates.
In June 2005, we entered into an agreement with the New York State Insurance Department and other carriers participating in the pool that modified the mechanism by which the amounts due to (or receivable from) the pool were to be settled. Under this agreement, we were a net receiver of approximately $14 million in cash from the pool in satisfaction of all our remaining obligations relating to the pool for the years 1999 through 2004. Accordingly, in 2005 we released the $89 million liability recorded as of December 31, 2004, which combined with the $14 million cash received to result in a $103 million pretax favorable development of prior period health care costs. This agreement also eliminates any further payment obligation we have for 2005. The New York State Insurance Department intends to propose a new pooling mechanism for years subsequent to 2005.
Excluding the favorable development of prior period health care cost estimates, the adjusted Commercial Risk medical cost ratio was 78.4% for 2005, 78.3% for 2004 and 77.7% for 2003 (refer to the reconciliations of Commercial Risk health care costs to adjusted Commercial Risk health care costs below). The medical cost ratio in 2005 was comparable to the medical cost ratio in 2004 as increases in per member health care costs kept pace with increases in per member premiums. Increases in per member health care costs were primarily due to increases across all medical cost categories, with larger increases in outpatient and ancillary services than in physician, inpatient and pharmacy services. The increase in the medical cost ratio in 2004 when compared to 2003 reflects a percentage increase in per member health care costs that slightly outpaced the percentage increase in per member premiums. The increase in per member health care costs in 2004 was due primarily to increases in costs related to inpatient, pharmacy, outpatient and physician services.

(Millions)	2005	2004	2003

Commercial Risk health care costs (included in total health care costs above)	$12,244.1	$10,828.8	$9,365.4
Approximate favorable development of prior period health care cost estimates:
Favorable development of prior period health care cost estimates	130.0	78.0	215.0
Release of reserves related to participation in the New York Market Stabilization Pool	103.0	—	—

Subtotal approximate favorable development of prior period health care cost estimates	233.0	78.0	215.0

Adjusted Commercial Risk health care costs	$12,477.1	$10,906.8	$9,580.4

For Medicare products, our medical cost ratios remained constant in 2005 and increased in 2004
Our Medicare Advantage (formerly Medicare+Choice) contracts with the federal government are renewable for a one-year period each January 1. In 2005, we offered a Medicare Advantage option in all of the markets we served in 2004. In addition, we expanded into select markets and now offer Medicare Advantage in 165 counties in 13 states and Washington D.C. We intend to provide Medicare Advantage products to all these markets in 2006. Also in 2005, we were selected to be a national provider of the new Medicare Part D prescription drug plan, effective January 1, 2006.
Medicare premiums increased approximately $66 million in 2005, when compared to 2004, and increased approximately $33 million in 2004, when compared to 2003. The increase in 2005 reflects increases in supplemental premiums paid to us by Medicare members and rate increases by CMS. The increase in 2004 reflects increases in premiums due to rate increases by CMS, partially offset by reductions in supplemental premiums and decreases in membership.

The Medicare medical cost ratio for 2005 was 86.0%, compared to 86.2% for 2004 and 85.2% for 2003. Health care costs for 2005, 2004 and 2003 reflect favorable development of prior period health care cost estimates on a pretax basis of approximately $17 million, $12 million and $13 million, respectively. Excluding this favorable development of prior period health care cost estimates, the adjusted Medicare medical cost ratio was 87.6% for 2005, 87.5% for 2004 and 86.6% for 2003 (refer to the reconciliations of Medicare health care costs to adjusted Medicare health care costs below). The medical cost ratio in 2005 was comparable to the medical cost ratio in 2004 as increases in per member health care costs kept pace with increases in per member premiums. Increases in per member health care costs were primarily due to higher unit cost and utilization of health care services. The increase in the medical cost ratio for 2004 when compared to 2003 reflects a percentage increase in per member health care costs that slightly outpaced the percentage increase in per member premiums. The increase in per member health care costs in 2004 was due primarily to higher utilization of health care services.

(Millions)	2005	2004	2003

Medicare health care costs (included in total health care costs above)	$863.9	$809.0	$771.8
Approximate favorable development of prior period health care cost estimates	17.0	12.0	13.0

Adjusted Medicare health care costs	$880.9	$821.0	$784.8

Other Sources of Revenue
Fees and other revenue for 2005 increased $334 million compared to 2004, reflecting growth in ASC membership levels (refer to “Membership”), rate increases, sales of add-on services and other revenue resulting from our acquisitions of Active Health and HMS. Fees and other revenue for 2004 increased $189 million compared to 2003, reflecting an increase in rates and ASC membership levels.
Net investment income for 2005 increased $33 million compared to 2004, reflecting higher average yields and higher mortgage loan prepayment fees. Net investment income for 2004 increased $18 million compared to 2003, due primarily to higher average asset levels.
Net realized capital gains of $11 million ($7 million after tax) for 2005 are due primarily to real estate gains and gains on debt securities from rebalancing our investment portfolio in a low interest rate environment and recoveries from investments previously written-down. Net realized capital gains of $24 million ($16 million after tax) for 2004 primarily reflect gains on debt securities resulting from sales in a low interest rate environment partially offset by losses from the write-down of other invested assets. Net realized capital gains of $34 million ($22 million after tax) for 2003 primarily reflect net gains on debt securities resulting from sales in a low interest rate environment.
Membership
Health Care’s membership as of December 31, 2005 and 2004 was as follows:

	2005				2004
(Thousands)	Risk	ASC		Total	Risk	ASC	Total

Medical:
Commercial	5,115	9,406		14,521	4,684	8,762	13,446
Medicare	101	19	(1)	120	97	—	97
Medicaid	—	114		114	—	113	113

Total medical membership	5,216	9,539		14,755	4,781	8,875	13,656

Dental (2)	5,078	8,020		13,098	4,708	7,259	11,967

Pharmacy (3)				9,445			8,447

Consumer-directed health plans (4)				453			224

(1)	Medicare ASC members represent those served through our participation in the Medicare Health Support Program.

(2)	In 2005, we began including Aetna Global Benefits dental membership. Dental membership for 2004 has been revised accordingly.

(3)	At December 31, 2005 and 2004, pharmacy members (in thousands) include 8,885 and 7,989 members, respectively, receiving pharmacy benefit management services and 560 and 458 members, respectively, who purchased medications through our mail order pharmacy during the fourth quarter of 2005 and 2004, respectively.

(4)	Represents our consumer-directed membership included in Commercial medical membership above.

Total medical membership as of December 31, 2005 increased by approximately 1.1 million compared to December 31, 2004. For the same period, dental membership also increased by approximately 1.1 million members. The percentage of Risk and ASC medical membership was approximately 35% and 65%, respectively, at both December 31, 2005 and 2004.
GROUP INSURANCE
Group Insurance includes primarily group life insurance products offered on a Risk basis, including basic term group life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes disability products offered on both a Risk and an employer-funded basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities.
Operating Summary

(Millions)	2005	2004	2003

Premiums:
Life	$1,329.1	$1,226.4	$1,146.7
Disability	379.7	315.1	287.3
Long-term care	94.9	83.4	73.2

Total premiums	1,803.7	1,624.9	1,507.2
Fees and other revenue	31.6	30.6	34.4
Net investment income	293.1	274.1	268.7
Net realized capital gains	13.4	30.5	22.6

Total revenue	2,141.8	1,960.1	1,832.9

Current and future benefits	1,708.0	1,531.1	1,406.2
Operating expenses:
Selling expenses	80.2	69.1	56.7
General and administrative expenses (1)	163.0	153.9	159.5

Total operating expenses	243.2	223.0	216.2
Total benefits and expenses	1,951.2	1,754.1	1,622.4

Income before income taxes	190.6	206.0	210.5
Income taxes	52.2	59.7	61.2

Net income	$138.4	$146.3	$149.3

(1)	Includes salaries and related benefit expenses of $103.4 million in 2005, $88.5 million in 2004 and $90.5 million in 2003.
The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions, after tax)	2005	2004	2003

Net income	$138.4	$146.3	$149.3
Net realized capital gains	(8.7)	(19.8)	(14.5)

Operating earnings	$129.7	$126.5	$134.8

Operating earnings for 2005 increased $3 million, when compared to 2004, and operating earnings for 2004 decreased $8 million, when compared to 2003. The increase in operating earnings for 2005 reflects higher premiums from increased membership and higher net investment income (due to mortgage loan prepayment fees, higher average yields and asset levels, and limited partnership income), substantially offset by higher benefits and operating expenses. The Group Insurance benefit cost ratios were 94.7% for 2005, 94.2% for 2004 and 93.3% for 2003. Operating expenses increased in 2005 and 2004 primarily due to higher employee related costs and selling expenses associated with higher premium revenue.
The decrease in operating earnings for 2004 reflects an increase in the benefit cost ratio (current and future benefits divided by premiums), higher selling expenses and lower fees and other revenue, partially offset by lower general and administrative expenses and higher net investment income levels. The increase in the benefit cost ratio in 2004 reflects unfavorable prior year disability reserve experience of approximately $4.5 million after tax related to a reinsurance agreement in which we no longer participate as well as lower net favorable effects from changes in long-term disability and long-term care reserve assumptions when compared to 2003.
Net realized capital gains for 2005 are due primarily to real estate gains and gains on debt securities recoveries from investments previously written-down and from rebalancing our investment portfolio in a low interest rate environment, partially offset by losses from futures contracts used for correlating the maturities of invested assets with the payment of expected liabilities. Net realized capital gains for 2004 reflect gains on debt securities resulting from sales in a low interest rate environment and gains on the sale of certain real estate investments partially offset by losses from the write-down of other invested assets. Net realized capital gains for 2003 primarily reflect net gains on debt securities resulting from sales in a low interest rate environment.
Membership
Group Insurance’s membership as of December 31, 2005 and 2004 was as follows:

(Thousands)	2005	2004

Life	10,812	10,930
Disability	2,571	2,341
Long-term care	235	223

Total	13,618	13,494

Total Group Insurance membership as of December 31, 2005 increased by approximately 124,000 members, compared to December 31, 2004. New membership in Group Insurance was 1.5 million and 2.3 million for 2005 and 2004, respectively. Lapses and in-force membership reductions were 1.4 million for 2005, compared to 1.2 million for 2004.
LARGE CASE PENSIONS
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.
Operating Summary

(Millions)	2005	2004	2003

Premiums	$199.3	$189.0	$161.3
Net investment income	514.9	526.3	581.7
Other revenue	11.5	11.9	15.2
Net realized capital gains	8.3	16.2	8.2

Total revenue	734.0	743.4	766.4

Current and future benefits	656.5	660.4	684.6
General and administrative expenses (1)	18.1	19.9	18.9
Reduction of reserve for anticipated future losses on discontinued products	(66.7)	—	—

Total benefits and expenses	607.9	680.3	703.5

Income before income taxes	126.1	63.1	62.9
Income taxes	44.1	21.3	21.1

Net income	$82.0	$41.8	$41.8

Assets under management: (2)
Fully guaranteed discontinued products	$4,466.9	$4,584.2	$4,578.3
Experience-rated	4,268.1	4,509.4	5,146.1
Non-guaranteed (3)	12,229.6	10,632.9	9,234.1

Total assets under management	$20,964.6	$19,726.5	$18,958.5

(1)	Includes salaries and related benefit expenses of $14.6 million, $14.3 million and $14.4 million for 2005, 2004, and 2003, respectively.

(2)	Excludes net unrealized capital gains of $362.6 million, $558.8 million and $537.6 million at December 31, 2005, 2004 and 2003, respectively. Refer to Note 2 of Notes to Consolidated Financial Statements for information on expected future reductions in these assets.

(3)	The increases in non-guaranteed assets under management in 2005 and 2004 primarily reflect investment appreciation and additional deposits accepted from customers.

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2005	2004	2003

Net income	$82.0	$41.8	$41.8
Other items included in net income:
Net realized capital gains	(5.4)	(10.5)	(5.3)
Reduction of the reserve for anticipated future losses on discontinued products (1)	(43.4)	—	—

Operating earnings	$33.2	$31.3	$36.5

(1)	In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. Changes in this reserve are recognized when deemed appropriate. In 2005, we reduced the reserve for anticipated future losses on discontinued products by $43.4 million ($66.7 million pretax). We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more useful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited/charged to the reserve and do not affect our results of operations.
Operating earnings in 2005 increased $2 million when compared to 2004, and decreased $5 million in 2004 when compared to 2003. Operating earnings in 2005 benefited from favorable experience related to a run-off product, and decreased in 2004 when compared to 2003 reflecting the continued run-off of underlying assets and liabilities. Large Case Pensions’ operating earnings are expected to decline in the future in keeping with the run-off nature of the business.
The reduction of the reserve for anticipated future losses on discontinued products in 2005 is primarily due to favorable investment performance and favorable mortality and retirement experience compared to prior assumptions.
General account assets supporting experience-rated products (where the contract holder assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to participant or contract holder withdrawal. For the years ended December 31, 2005, 2004 and 2003, experience-rated contract holder and participant withdrawals were as follows:

(Millions)	2005	2004	2003

Scheduled contract maturities and benefit payments (1)	$379.6	$731.5	$768.0
Contractholder withdrawals other than scheduled contract maturities and benefit payments (2)	45.6	81.9	78.9
Participant-directed withdrawals (2)	18.4	25.7	27.6

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)	Approximately $674.4 million, $638.7 million and $644.1 million at December 31, 2005, 2004 and 2003, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $312.4 million, $339.0 million and $700.7 million at December 31, 2005, 2004 and 2003, respectively, of experience-rated pension contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.
Discontinued Products
We discontinued the sale of our fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993. We established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the product obligations.
Results of operations of discontinued products, including net realized capital gains (losses), are credited (charged) to the reserve for anticipated future losses. Our results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and favorably affected to the extent future losses are less than anticipated.

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
The results of discontinued products for the years ended December 31, 2005, 2004 and 2003 were as follows:

(Millions)	2005	2004	2003

Interest deficit (1)	$(12.1)	$(23.1)	$(25.0)
Net realized capital gains	14.3	24.4	72.3
Interest earned on receivable from continuing products	19.9	19.6	18.4
Other, net	9.2	9.2	21.8

Results of discontinued products, after tax	$31.3	$30.1	$87.5

Results of discontinued products, pretax	$39.1	$44.0	$132.9

Net realized capital gains from bonds, after tax (included above)	$6.4	$12.8	$53.8

(1)	The interest deficit is the difference between earnings on invested assets and interest credited to contract holders.
Net realized capital gains in 2005 reflect gains from the sale of debt and equity securities as well as gains on futures contracts. Net realized capital gains in 2004 reflect gains on the sale of debt securities in a low interest rate environment, receipt of mortgage loan equity participations, gain on the sale of a real estate investment and gains from futures contracts. Net realized capital gains in 2003 reflect gains on the sale of debt securities in a declining interest rate environment, as well as a gain on the sale of a real estate investment and the sale of an equity investment, partially offset by the write-down of certain debt and equity securities.
At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. Total assets supporting discontinued products and the reserve include a receivable from continuing products of $372 million at December 31, 2005 and $395 million at December 31, 2004, net of related deferred taxes payable. These amounts were eliminated in consolidation.
The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates, as well as the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.
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

The previous years’ actual participant withdrawal experience is used for the current-year assumption. Prior to 1995, we used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the “Society”). In 1995, the Society published the 1994 Uninsured Pensioner’s Mortality table, which we have used since then.
Our assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets.
The activity in the reserve for anticipated future losses on discontinued products was as follows (pretax):

(Millions)	2005	2004	2003

Reserve for anticipated future losses on discontinued products, beginning of period	$1,079.8	$1,035.8	$902.9
Operating income (loss)	12.4	(6.6)	(3.3)
Net realized capital gains	22.0	37.5	111.3
Mortality and other	4.7	13.1	24.9
Reserve reduction	(66.7)	—	—

Reserve for anticipated future losses on discontinued products, end of period	$1,052.2	$1,079.8	$1,035.8

Management reviews the adequacy of the reserve for anticipated future losses on discontinued products quarterly and, as a result, in 2005, $67 million ($43 million after tax) of the reserve was released, primarily due to favorable investment performance and favorable mortality and retirement experience compared to prior assumptions. The reserve was found to be adequate, and no release or charge was required during 2004 and 2003. The current reserve reflects management’s best estimate of anticipated future losses.
The anticipated run-off of the December 31, 2005 reserve balance (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)

2006	$41.4
2007	41.5
2008	41.8
2009	42.0
2010	42.0
2011-2015	206.0
2016-2020	184.4
2021-2025	149.7
2026-2030	113.9

Thereafter	189.5

The expected liability as of December 31, 1993 and actual liability balances at December 31, 2005, 2004 and 2003 for the GIC and SPA liabilities are as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA

2003	$51.7	$3,984.7	$35.2	$4,217.9
2004	31.8	3,849.1	24.0	4,065.6
2005	30.0	3,708.6	23.5	3,908.4

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances were higher than expected in each period because of additional amounts received under existing contracts.

The discontinued products investment portfolio at December 31, 2005 and 2004 was as follows:

	2005		2004
(Millions)	Amount	Percent	Amount	Percent

Debt securities available for sale	$3,032.3	64.3%	$3,383.6	68.3%
Loaned securities (1)	289.3	6.1	322.8	6.5

Total debt securities	3,321.6	70.4	3,706.4	74.8
Mortgage loans	644.9	13.7	560.3	11.3
Investment real estate	103.6	2.2	114.8	2.3
Equity securities available for sale	43.1	.9	57.2	1.2
Other (2)	603.3	12.8	514.4	10.4

Total	$4,716.5	100.0%	$4,953.1	100.0%

(1)	Refer to Note 2 of Notes to Consolidated Financial Statements for further discussion of our securities lending program.

(2)	Amount includes restricted debt securities on deposit as required by regulatory authorities of $21.3 million at December 31, 2005 and $20.9 million at December 31, 2004 included in long-term investments on the Consolidated Balance Sheets.
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
The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As the Company’s exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2005, 22% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2005 than at December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.
Distributions on discontinued products for the years ended December 31, 2005, 2004 and 2003 were as follows:

(Millions)	2005	2004	2003

Scheduled contract maturities, settlements and benefit payments	$492.2	$515.6	$566.9
Participant-directed withdrawals	.2	.3	.2

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.
At December 31, 2005, scheduled contract maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2006	$495.8
2007	483.3
2008	474.4
2009	459.7
2010	444.1
2011-2015	1,996.5
2016-2020	1,584.1
2021-2025	1,178.1
2026-2030	826.2
Thereafter	1,162.6

Refer to Note 20 of Notes to Consolidated Financial Statements and “Investments” below for additional information.

CORPORATE INTEREST
Corporate interest expense represents interest incurred on our debt and is not recorded in our business segments. After-tax interest expense was $80 million for 2005, $68 million for 2004 and $67 million for 2003. The increase in interest expense for 2005 compared to 2004 was related to higher interest rates and the sale of the interest rate swap agreements discussed below.
In December 2001 and 2002, we entered into two interest rate swap agreements to convert the fixed rate on $550 million of our senior notes to variable rates based on a three-month LIBOR rate. These two interest rate swap agreements were accounted for as fair value hedges. In May 2005, we sold both of these interest rate swap agreements. At the time of the sale of the interest rate swap agreements, the cumulative fair value adjustment of the debt on the balance sheet was a gain of $7.8 million. As a result of the sale, the cumulative fair value adjustment will be amortized as a reduction of interest expense over the remaining life of the applicable senior notes. Additionally, interest expense no longer benefits from these interest rate swap agreements.
INVESTMENTS
Investments disclosed in this section relate to our total portfolio (including assets supporting discontinued products and experience-rated products but excluding Separate Account assets).
Total investments at December 31, 2005 and 2004 were as follows:

	2005			2004
(Millions)	Current	Long-term	Total	Current	Long-term	Total

Debt securities available for sale:
Available for use in current operations	$13,216.9	$—	$13,216.9	$14,013.6	$—	$14,013.6
Loaned securities	1,115.7	—	1,115.7	1,150.1	—	1,150.1
On deposit, as required by regulatory authorities	—	522.4	522.4	—	553.4	553.4

Debt securities available for sale	14,332.6	522.4	14,855.0	15,163.7	553.4	15,717.1
Equity securities available for sale	34.5	26.7	61.2	34.5	40.2	74.7
Short-term investments	114.8	—	114.8	194.5	—	194.5
Mortgage loans	86.7	1,460.8	1,547.5	52.7	1,348.2	1,400.9
Investment real estate	7.4	207.2	214.6	—	274.8	274.8
Other investments	2.7	1,113.0	1,115.7	5.0	1,124.5	1,129.5

Total investments	$14,578.7	$3,330.1	$17,908.8	$15,450.4	$3,341.1	$18,791.5

Debt and Equity Securities
Debt securities represented 83% at December 31, 2005 and 84% at December 31, 2004 of our total invested assets and supported the following types of products:

(Millions)	2005	2004

Supporting discontinued products	$3,342.9	$3,727.3
Supporting experience-rated products	1,920.8	2,083.9
Supporting remaining products	9,591.3	9,905.9

Total debt securities	$14,855.0	$15,717.1

The debt securities in our portfolio are generally rated by external rating agencies and, if not externally rated, are rated by us on a basis believed to be similar to that used by the rating agencies. Our investments in debt securities had an average quality rating of A+ at December 31, 2005 and 2004 (34% and 36% were AAA at December 31, 2005 and 2004, respectively). “Below investment grade” debt securities carry a rating of below BBB-/Baa3. Total debt securities include below investment grade securities of $967 million at December 31, 2005 and $927 million at December 31, 2004, of which 25% at December 31, 2005 and 28% at December 31, 2004, support discontinued and experience-rated products. Refer to Note 8 of Notes to Consolidated Financial Statements for disclosures related to debt securities by market sector.

Debt securities reflect net unrealized capital gains of $494 million (comprised of gross unrealized capital gains of $623 million and gross unrealized losses of $129 million) at December 31, 2005 compared with net unrealized capital gains of $910 million (comprised of gross unrealized capital gains of $949 million and gross unrealized losses of $39 million) at December 31, 2004. Of the net unrealized capital gains at December 31, 2005, $250 million relate to assets supporting discontinued products and $103 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2004, $369 million relate to assets supporting discontinued products and $177 million relate to experience-rated products.
Equity securities reflect net unrealized capital gains of $10 million (comprised principally of gross unrealized capital gains) at December 31, 2005 compared with gross unrealized capital gains of $13 million at December 31, 2004.
If management believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss in Shareholders’ Equity. If the decline is determined to be “other-than-temporary,” the carrying value of the investment is written down and a realized capital loss is recorded in the Consolidated Statement of Income consistent with the guidance of FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”) and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable & Equities Securities (“SAB 59”). Our impairment analysis is discussed in more detail in “Investment Impairment Analysis and Realized Capital Gains and Losses” below. As of December 31, 2005 and 2004 the amount of gross unrealized losses and related fair value, by investment type, were as follows:

	2005		2004
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Debt securities:
Supporting discontinued and experience-rated products	$1,242.0	$36.9	$473.4	$9.5
Supporting remaining products	4,718.0	92.5	2,682.2	29.9

Total	$5,960.0	$129.4	$3,155.6	$39.4

Equity securities:
Supporting discontinued and experience-rated products	$4.1	$.2	$4.3	$—
Supporting remaining products	—	—	—	—

Total	$4.1	$.2	$4.3	$—

At December 31, 2005 and 2004, debt and equity securities which were non-investment grade and non-rated represented approximately 6.7% and 6.2%, respectively, of the total debt and equity security portfolio (5.0% and 5.3%, respectively, related to securities supporting experience-rated and discontinued products). At December 31, 2005 and 2004 approximately 11.5% and 18.5%, respectively, of total unrealized losses related to securities which were non-investment grade and non-rated (15.5% and 2.4%, respectively, related to securities supporting experience-rated and discontinued products).
At December 31, 2005, the amount of unrealized losses and related fair value of debt and equity securities in an unrealized loss position for greater than twelve months were $41 million and $1.3 billion, respectively, and such amounts were $10 million and $252 million, respectively, at December 31, 2004. Based on our evaluation of these investments during 2005 and 2004, no other-than-temporary impairments were deemed to have occurred. We had no material unrealized losses on individual debt or equity securities at December 31, 2005 or 2004. Refer to Note 8 of Notes to Consolidated Financial Statements for additional information.

The maturity dates for debt securities in an unrealized loss position at December 31, 2005 were as follows:

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$12.4	$.1	$210.0	$1.3	$222.4	$1.4
One year through five years	162.2	5.5	1,250.0	19.5	1,412.2	25.0
After five years through ten years	496.4	12.2	1,158.4	20.3	1,654.8	32.5
Greater than ten years	494.2	17.4	1,306.5	33.5	1,800.7	50.9
Mortgage-backed securities	76.8	1.7	793.1	17.9	869.9	19.6

Total	$1,242.0	$36.9	$4,718.0	$92.5	$5,960.0	$129.4

We have classified our debt and equity securities as available for sale and carry them at fair value. Fair values for such securities are based on quoted market prices. Non-traded debt securities are priced independently by a third-party vendor and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. The carrying value of non-traded debt and equity securities at December 31, 2005 and 2004 were as follows:

	2005			2004
	Debt	Equity		Debt	Equity
(Millions)	Securities	Securities	Total	Securities	Securities	Total

Debt securities:
Supporting discontinued and experience-rated products	$199.3	$26.6	$225.9	$289.8	$39.9	$329.7
Supporting remaining products	2.4	.2	2.6	10.3	.3	10.6

Total non-traded securities	$201.7	$26.8	$228.5	$300.1	$40.2	$340.3

Investment Impairment Analysis and Realized Capital Gains and Losses
We periodically review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in market value is considered other-than-temporary, the cost basis/carrying amount of the security is written down and the amount of the write-down is included in earnings. We analyze all relevant facts and circumstances for each investment when performing this analysis, in accordance with the guidance of FAS No. 115, FSP 115-1 and SAB 59. The available guidance on the determination of whether a decline in the value of an investment is other-than-temporary requires management to exercise significant diligence and judgment.
Among the factors considered in evaluating whether a decline is other-than-temporary, management considers whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole, the prospects for realizing the carrying value of the security based on the investee’s current and short-term prospects for recovery and other factors. For unrealized losses deemed to be the result of market conditions (e.g., increasing interest rates, volatility due to conditions in the overall market, etc.) or industry-related events, we determine if there exists an expectation for a sufficient market recovery within a reasonable period of time and whether management has the intent and ability to hold the investment until maturity or market recovery is realized. In such a case, an other-than-temporary impairment is generally not recognized.
We identify other-than-temporary losses based on the valuation of an investment, including in-house credit analyst expectations of future performance, the current market environment and current market values. Based on our evaluation, if any factors reviewed, individually or in combination, indicate that a decline in fair value below an investment’s carrying value is other-than-temporary, we record an impairment charge in earnings.
The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from our expectations; facts and circumstances factored into our assessment may change with the passage of time; or we may decide to subsequently sell the investment.

Net realized capital gains were $32 million ($21 million after tax) in 2005 and included recoveries from investments previously written-down of $3 million ($2 million after tax) primarily related to asset backed securities partially offset by investment write-downs related to investments in the automotive industry. For 2004, net realized capital gains were $71 million ($46 million after tax) and included net investment write-downs of $4 million ($3 million after tax). The majority of the 2004 impairments related to other invested assets. For 2003, net realized capital gains were $65 million ($42 million after tax) and included net investment write-downs of $4 million ($3 million after tax). The majority of the 2003 impairments were taken in the energy sector and asset backed securities. We had no individually material losses on debt or equity securities that impacted our results of operations in 2005, 2004, or 2003.
Mortgage Loans
Our mortgage loan investments, net of impairment reserves, supported the following types of products:

(Millions)	2005	2004

Supporting discontinued products	$644.9	$560.3
Supporting experience-rated products	320.8	305.3
Supporting remaining products	581.8	535.3

Total mortgage loans	$1,547.5	$1,400.9

The mortgage loan portfolio balance represented 9% and 7% of our total invested assets at December 31, 2005 and 2004, respectively. Problem, restructured and potential problem loans included in mortgage loans were $2 million at December 31, 2005 and $20 million at December 31, 2004. There were no specific impairment reserves on these loans at December 31, 2005. Specific impairment reserves on these loans were $4 million at December 31, 2004. Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements for additional information.
At December 31, 2005 scheduled mortgage loan principal repayments were as follows:

(Millions)

2006	$74.3
2007	192.0
2008	41.6
2009	105.5
2010	107.7
Thereafter	1,026.4

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate, while credit risk is managed by seeking to maintain high average quality ratings and diversified sector exposure within the debt securities portfolio. In connection with our investment and risk management objectives, we also use financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. Our use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, warrants, forward contracts and futures contracts. These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, the expectation is that these instruments will reduce overall risk. Refer to “Liquidity and Capital Resources – Financings, Financing Capacity and Capitalization” and Note 15 of Notes to Consolidated Financial Statements for additional information.
We regularly evaluate the risk of market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. We also regularly evaluate the appropriateness of investments relative to our management-approved investment guidelines (and operates within those guidelines) and the business objective of the portfolios.

The risks associated with investments supporting experience-rated pension and annuity products in the Large Case Pensions business are assumed by those contract holders and not by us (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pension products are provided for in the reserve for anticipated future losses (refer to “Large Case Pensions — Discontinued Products”).
Management also reviews, on a quarterly basis, the impact of hypothetical net losses in our consolidated near-term financial position, results of operations and cash flows assuming certain reasonably possible changes in market rates and prices were to occur. The potential effect of interest rate risk on near-term net income, cash flow and fair value was determined based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. Fair value was estimated based on the net present value of cash flows or duration estimates using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.
Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, results of operations or cash flows as of December 31, 2005.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Generally, we meet our operating requirements by maintaining appropriate levels of liquidity in our investment portfolio and using overall cash flows from premiums, deposits and income received on investments. We monitor the duration of our debt securities portfolio (which is highly marketable) and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.
The following table for 2005 breaks out the operating cash flows of Health Care and Group Insurance separately from Large Case Pensions, as changes in Large Case Pensions’ insurance reserves are funded from the sale of investments, which impacts cash flows from investing activities (and not operating cash flows). Refer to the Consolidated Statements of Cash Flows for additional information.

	Health Care	Large
	and Group	Case
(Millions)	Insurance (1)	Pensions	Total

Cash flows from operating activities:
Net income	$1,552.5	$82.0	$1,634.5
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	204.4	—	204.4
Amortization (accretion) of net investment premium (discount)	34.4	(11.8)	22.6
Net realized capital gains	(24.0)	(8.3)	(32.3)
Changes in assets and liabilities:
Decrease in accrued investment income	.9	12.8	13.7
(Increase) decrease in premiums due and other receivables	(97.6)	2.0	(95.6)
Net change in income taxes	567.1	29.4	596.5
Net change in other assets and other liabilities	(240.7)	(10.9)	(251.6)
Net increase (decrease) in health care and insurance liabilities	75.4	(299.1)	(223.7)
Other, net	(4.9)	(39.0)	(43.9)

Net cash provided by (used for) operating activities of continuing operations	2,067.5	(242.9)	1,824.6
Discontinued operations	68.8	—	68.8

Net cash provided by (used for) operating activities	$2,136.3	$(242.9)	$1,893.4

(1)	Includes corporate interest

Cash flows provided by operating activities of continuing operations were approximately $1.8 billion for 2005. Cash flows provided by operating activities of continuing operations for Health Care and Group Insurance were approximately $2.1 billion. Included in this amount were payments of approximately $150 million pretax related to a prior year physician class action settlement and $245 million pretax in voluntary pension contributions, reflected in net change in other assets and liabilities.
On July 8, 2004, we were notified that the Congressional Joint Committee on Taxation approved a tax refund of approximately $740 million after tax, including interest, related to businesses that were sold in the 1990s by Aetna’s former parent company. Also in 2004, we filed for, and were approved for a $35 million tax refund, related to businesses that were sold by Aetna’s former parent company. The tax refunds were recorded as income from discontinued operations in the Consolidated Statement of Income in 2004. We received approximately $666 million of the cash refunds in 2004, $69 million in 2005 and the remainder in February 2006. We used these monies to fund capital deployment initiatives, particularly share repurchases. Refer to Note 21 of Notes to Consolidated Financial Statements for additional information.
In January 2006, we made a voluntary contribution of $180 million to our pension plan and currently intend to make an additional $65 million voluntary contribution in 2006. In 2006, we intend to allocate funds to share repurchase programs, invest in our business by funding internal growth and may also make acquisitions (refer to “Overview” and “Common Stock Transactions” below).
Financings, Financing Capacity and Capitalization
In December 2005, we filed a universal shelf registration statement. Under this registration statement, we may issue debt securities, common stock, preferred stock, purchase contracts, warrants to purchase common stock or warrants to purchase debt securities, or units that may include any of these securities or securities of other entities. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements. This registration statement replaced our February 2001 shelf registration statement which was not fully utilized. We have not yet issued any securities under this shelf registration statement. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering.
In August 2005, we entered into two forward starting swaps in order to hedge the anticipated change in cash flows associated with interest payments generated by the forecasted future issuance of long-term debt (expected to be issued between March 1, 2006 and December 31, 2006). Refer to Note 15 of Notes to Consolidated Financial Statements for additional information.
We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.
Long-Term Debt
At December 31, 2005, our borrowing consists of $450 million of 7.375% senior notes due in 2006, which is reflected as the current portion of long-term debt in our Consolidated Balance Sheet, $448 million of 7.875% senior notes due in 2011 and $708 million of 8.5% senior notes due in 2041, which are callable beginning in June 2006.
Short-Term Debt
We have significant short-term liquidity supporting our businesses. We use short-term borrowings from time to time to address timing differences between cash receipts and disbursements. During 2005, there were no short-term borrowings outstanding. Our short-term borrowing capacity consists of a $1 billion credit facility which terminates in January 2011. The credit facility also provides for the issuance of letters of credit at our request, up to $150 million, which count as usage of the available commitments under the facility. The credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1.35 billion upon the agreement of us and one or more financial institutions. Various interest rate options are available under the facility. Any revolving borrowings mature on the termination date of the credit facility. We pay facility fees on the facility ranging from .05% to .175% per annum, depending upon our long-term senior unsecured debt rating. The facility fee at December 31, 2005 was at an annual rate of .11%. Our total debt to capital ratio (total debt divided by shareholders’ equity plus total debt) was 13.7% at December 31, 2005. Refer to Note 13 of Notes to Consolidated Financial Statements for additional information.

Common Stock Transactions
On January 27, 2006, the Board declared a two-for-one stock split of our common stock, which was effected in the form of a 100% common stock dividend (the “2006 stock split”). All shareholders of record at the close of business on February 7, 2006 (the “2006 Shareholders of Record”) received one additional share of common stock for each share held on that date. The additional shares of common stock were distributed to the 2006 Shareholders of Record in the form of a stock dividend on February 17, 2006. In connection with the 2006 stock split, the Board approved an amendment to our Articles of Incorporation. This amendment increased the number of our authorized common shares to 2.9  billion shares on February 17, 2006.
On February 9, 2005, the Board declared a two-for-one stock split of our common stock, which was effected in the form of a 100% common stock dividend (the “2005 stock split”). All shareholders of record at the close of business on February 25, 2005 (the “2005 Shareholders of Record”) received one additional share of common stock for each share held on that date. The additional shares of common stock were distributed to the 2005 Shareholders of Record in the form of a stock dividend on March 11, 2005. In connection with the 2005 stock split, the Board approved an amendment to our Articles of Incorporation. This amendment increased the number of our authorized common shares to 1.5 billion shares on March 11, 2005.
All share and per share amounts in this MD&A and the accompanying Consolidated Financial Statements and related notes have been adjusted to reflect the 2006 and 2005 stock splits for all periods.
During the period 2003 through 2005, we repurchased common stock under various repurchase programs authorized by the Board. In 2005, we repurchased approximately 42 million shares of common stock at a cost of $1.7 billion. In 2004, we repurchased approximately 64 million shares of common stock at a cost of $1.5 billion. In 2003, we repurchased approximately 30 million shares of common stock at a cost of $445 million. As of December 31, 2005, the Company has authorization to repurchase up to $581 million of common stock under the remaining Board authorization. On January 27, 2006, the Board authorized an additional $750 million share repurchase program.
For the full year 2005, the Company had weighted average common shares, including common share equivalents, of approximately 605 million (refer to Note 4 of Notes to Consolidated Financial Statements for more information).
On September 29, 2005, the Board declared an annual cash dividend of $.02 per common share to shareholders of record at the close of business on November 16, 2005. The dividend was paid on November 30, 2005. While the Board reviews our common stock dividend annually, we currently intend to maintain an annual dividend of $.04 per common share. Among the factors considered by the Board in determining the amount of the dividend are our results of operations and the capital requirements, growth and other characteristics of our businesses.
Contractual Obligations
The following table summarizes certain future obligations (estimated) by period as of December 31, 2005, under our various contractual obligations. The table below does not include future payment of claims to health care providers or pharmacies because certain terms are not determinable at December 31, 2005 (e.g., the timing and volume of future services provided under fee-for-service arrangements or the level of future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and funds available under our credit agreements or from public or private financing sources, will be sufficient for existing commitments, future operations and other strategic transactions.

(Millions)	2006	2007 - 2008	2009 - 2010	Thereafter	Total

Long-term debt obligations (1)	$550.5	$189.9	$189.9	$2,980.6	$3,910.9
Operating lease obligations (2)	159.6	244.0	147.0	68.8	619.4
Purchase obligations (3)	274.9	157.3	35.9	—	468.1
Other long-term liabilities reflected on the Consolidated Balance Sheet: (4)
Future policy benefits (5)	794.5	1,297.4	1,046.5	4,192.9	7,331.3
Unpaid claims (5)	737.7	336.8	233.8	523.2	1,831.5
Policyholders’ funds (6)	653.8	177.7	115.5	432.4	1,379.4
Other long-term liabilities (7)	1,734.7	80.1	81.0	164.7	2,060.5

Total	$4,905.7	$2,483.2	$1,849.6	$8,362.6	$17,601.1

(1)	Debt payments include interest payments and exclude the cumulative fair value adjustment amount associated with terminated interest rate swap agreements. Debt payments could be accelerated upon violation of debt covenants, the likelihood of which we believe is remote. Refer to Note 13 of Notes to Consolidated Financial Statements for additional information.

(2)	We did not have any material capital lease obligations as of December 31, 2005. We have operating leases for office space and certain computer and other equipment.

(3)	Purchase obligations include investment commitments and purchase obligations with a total minimum remaining commitment in excess of $1 million at December 31, 2005 which meet the following criteria:
•	Commitments to purchase goods or services of either fixed or minimum quantities that are noncancellable.

•	Commitments to purchase goods or services where we could incur a penalty if the agreement was cancelled. If the agreement is cancelable with a penalty, the amount of the penalty is included.

•	Commitments to purchase goods or services whereby we must make specified minimum payments even if we do not take delivery of the products or services. In these cases, the minimum amount specified in the contract is included. Ordinary course of business contracts that do not specify fixed or minimum quantities to be purchased are not considered purchase obligations.

(4)	Payments of other long-term liabilities exclude Separate Account liabilities of approximately $14.5 billion. Separate Account liabilities represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk. These liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of our business. The timing of the related cash flows is unpredictable due to contract holder discretion.

(5)	Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of December 31, 2005. Refer to Note 2 in Notes to Consolidated Financial Statements for additional information. Estimated payments for reserves for future policy benefits and unpaid claims are computed in accordance with actuarial standards and certain reserves are based on the present value of future net payments. Future policy benefits and unpaid claims also include certain reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not us, is responsible for cash flows associated with the reinsured contract. Our reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, we would be primarily responsible for cash flows. We monitor the solvency of our reinsurance carriers and do not believe the risk of insolvency is significant. Approximately $1.2 billion (of which, approximately $25 million is included in current liabilities) of ceded insurance liabilities have been excluded from the table.

(6)	Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses (refer to Note 2 of the Notes to Consolidated Financial Statements for additional information). Policyholders’ funds include approximately $187 million related to reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not us, is responsible for cash flows associated with the reinsured contract. Our reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, we would be primarily responsible for cash flows. We monitor the solvency of our reinsurance carriers and do not believe the risk of insolvency is significant. Customer funds associated with group life and health contracts of approximately $391 million have been excluded from the table, as such funds may be used primarily at the customer’s discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $104 million have been excluded from the table.

(7)	Other long-term liabilities include the following liabilities excluded from the table above:
•	Employee-related benefit obligations of approximately $665 million including our pension, other post retirement and post employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments required to be made by us, or such payment patterns cannot be determined. However, the payments for other long-term liabilities include anticipated voluntary pension contributions to our defined pension plan of approximately $245 million in 2006 and the expected benefit payments of approximately $286 million for the next ten years for our non qualified pension plan and our post-retirement benefit plans, which are primarily funded by us when paid by the plans.

•	Deferred gains of approximately $113 million related to prior cash payments which will be recognized in earnings in accordance with GAAP.

•	Net unrealized capital gains on debt and equity securities of $210 million supporting discontinued products.

•	Minority interest of approximately $23 million represents subsidiaries less than 100% owned by us and does not represent future cash payments required by us.

Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on current or future results of operations, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2005.
Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, the amount of dividends that may be paid to us by our insurance and HMO subsidiaries at December 31, 2005 without prior approval by regulatory authorities is approximately $1.2 billion in the aggregate.
We receive dividends from our subsidiaries for liquidity to meet our requirements, which include the payment of interest on debt, shareholder dividends, share repurchase programs, investments in new businesses, maintaining appropriate levels of capitalization in our operating subsidiaries and other purposes as considered necessary. Excess capital at operating subsidiaries above targeted and/or regulatory capital levels are periodically remitted to us as permitted by regulatory requirements.
Ratings
As of February 28, 2006, the ratings of Aetna Inc. and Aetna Life Insurance Company (“ALIC”) were as follows:

			Moody’s Investors	Standard
	A.M. Best	Fitch	Service	& Poor’s

Aetna Inc. (senior debt) (1)	bbb+	BBB+	A3	BBB+
Aetna Inc. (commercial paper) (1)	AMB-2	F2	P-2	A-2
ALIC (financial strength) (1)	A	A+	Aa3	A

(1)	A.M. Best’s outlook for the senior debt rating of Aetna Inc. and the financial strength rating of ALIC is stable. Fitch’s outlook for the senior debt rating of Aetna Inc. and the financial strength rating of ALIC is positive. Moody’s outlook for the senior debt rating of Aetna Inc. and the financial strength rating of ALIC is stable. Standard & Poor’s outlook for the senior debt rating of Aetna Inc. and the financial strength rating of ALIC is positive.
Solvency Regulation
The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for life insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of life insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2005, the RBC ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2005, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own RBC standards as part of determining a company’s rating.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP. The application of GAAP requires management to make estimates and assumptions that affect our consolidated financial statements and related notes. The accounting estimates described below are those we consider critical in preparing our consolidated financial statements. We use information available to us at the time the estimates are made; however, as described below, these estimates could change materially if different information or assumptions were used. Also, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.
Health Care Costs Payable
Health care costs payable reflects estimates of the ultimate cost of claims that have been incurred but not yet reported and those which have been reported but not yet paid. We develop such estimates using actuarial principles and assumptions that consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of these factors.
Historical claim payment patterns are analyzed by comparing the claim incurred dates (i.e., the date the service was provided) to the claim payment dates to determine “completion factors.” We calculate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month’s incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable.
Completion factors are used predominantly to estimate reserves for claim activity greater than three to four months prior to the financial statement date. However, the actual completion factors used reflect judgments and possible adjustments for such data as claim inventory levels, claim submission patterns and claim processing rates.
Because claims incurred within three to four months prior to the financial statement date have less activity (i.e., a large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to members), estimates of the ultimate claims incurred for these months are not based solely on the historically derived completion factors. Rather, the estimates for these months also reflect analysis of medical cost trends, historical and projected claim submission and processing times as well as seasonal patterns and changes in membership and product mix.
For each reporting period, an extensive degree of judgment is used in the estimation process, and as a result, considerable variability is inherent in such estimates, and the adequacy of such estimates is highly sensitive to changes in medical claims submission and payment patterns (including completion factors) and changes in medical cost trends.
We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations as of December 31, 2005; however, actual claim payments may differ from established estimates. A worsening (or improvement) of medical cost trend (the rate of increase in per member health care costs) or changes in claim submission and payment patterns from those that were assumed in estimating health care costs payable at December 31, 2005 would cause these estimates to change in the near term, and such a change could be material. For example, if changes in claim submission and/or processing patterns resulted in a 100-basis point change in the estimated medical cost trend for Commercial Risk products, annual after tax results for 2005 would have changed by approximately $77 million.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that estimates of health care costs payable could develop either favorably or unfavorably. We include the impacts of changes in estimates in earnings when they are identified. The changes in the estimate of health care costs payable may relate to a prior fiscal quarter, prior fiscal year or earlier periods.
Health care costs payable as of December 31, 2005 and 2004 consisted of the following:

(Millions)	2005	2004

Commercial Risk	$1,737.5	$1,834.7
Medicare	79.5	92.4

Total health care costs payable	$1,817.0	$1,927.1

In cases where estimated future health care costs will exceed existing reserves plus anticipated future premiums, we would establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.
Insurance Liabilities (Other Than Health Care Costs Payable)
We establish insurance (other than health care costs payable) liabilities for benefit claims that have been reported but not paid, claims that have been incurred but not reported and future policy benefits earned under insurance contracts. These reserves and the related benefit expenses are developed using actuarial principles and assumptions that consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, benefit cost trends, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. In establishing reserves for Group Insurance, the important factors we consider are the level of interest rates, expected investment returns, mortality rates, the rate that covered individuals suffer disability, and the recovery rate of those with disabilities.
Each period, we estimate the relevant factors, based primarily on historical data and use this information to determine the assumptions underlying our reserve calculations. Given the extensive degree of judgment in these estimates, it is possible that estimates could develop either favorably or unfavorably. For Group Insurance, and specifically disability reserves, a 100 basis point change in interest rates would result in approximately a 10 basis point change in the portfolio return rate for assets supporting these liabilities, due to the long-term nature of disability liabilities and related assets supporting these liabilities. A 10 basis point change in the portfolio rate assumption would have changed after-tax results by approximately $2 million for 2005.
In cases where estimated future group insurance costs will exceed existing reserves plus anticipated future premiums, we would establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, there have been several adjustments to reduce this reserve that have increased net income. These adjustments occurred primarily because investment experience as well as mortality and retirement experience have been better than the experience that was projected at the time the products were discontinued. In 2005, $67 million ($43 million after tax) of reserves were released for these reasons. There were no reserve adjustments in 2004 or 2003. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could negatively impact operating earnings.

Goodwill and Other Acquired Intangible Assets
We have made previous acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test, based on estimated fair value. For these impairment evaluations, we are using an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected.
Defined Benefit Pension and Other Post-Retirement Benefit Plans
We sponsor defined benefit pension (“pension”) and other post-retirement benefit (“OPEB”) plans. Refer to Note 12 of Notes to Consolidated Financial Statements. Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate. Assumptions are determined based on our information and market indicators, and are evaluated at each annual measurement date (September 30). A change in any of these assumptions would have an effect on our pension and OPEB plan costs.
The expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, inflation rate assumptions, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led to an expected return on pension plan assets assumption of 8.75% for both 2004 and 2005 and an expected return on OPEB plan assets assumption of 6.50% for both 2004 and 2005. The 8.75% expected return on pension plan assets is based on asset range allocations assumptions of 60% – 70% U.S. and international public and private equity securities, 20% – 30% fixed income securities and 5% – 15% real estate and other assets. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when it is considered appropriate. At December 31, 2005, our actual asset allocations were consistent with our asset allocation assumptions. A one-percentage point increase/decrease in the expected return on plan assets assumption would decrease/increase annual pension costs by approximately $31 million after tax and would decrease/increase annual OPEB costs by approximately $.5 million after tax.
The discount rates used for our pension and OPEB plans were calculated using a yield curve as of September 30, 2005. The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds (e.g., bonds with a rating of Aa or better from Moody’s Investors Service or a rating of AA or better from Standard and Poor’s). We project the benefits expected to be paid from each plan at each point in the future based on each participant’s current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases costs. In 2005, we reduced our assumed discount rate to 5.77% and 5.59% from our pension and OPEB plans, respectively, (from 6.00% for both plans used at the previous measurement date in 2004 which was set by benchmarking against investment grade corporate bonds). A one-percentage point decrease in the assumed discount rate would increase annual pension costs by approximately $46 million after tax and would increase annual OPEB costs by approximately $.2 million after tax.
The declining interest rate environment and varying asset returns compared to expectations in 2002 through 2004 resulted in an accumulated actuarial loss of $1.2 billion at September 30, 2005 (our measurement date). The accumulated actuarial loss is amortized over the remaining service life of pension plan participants (9.3 years as of September 30, 2005) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. As of September 30, 2005, $724 million of the actuarial loss was outside of the corridor and will impact 2006 pension expense. Our pension expense related to the amortization of actuarial losses in 2006 will be approximately $51 million after tax.

Our expected return on plan assets and discount rate discussed above will not impact required cash contributions to the pension and OPEB plans, as we have met all minimum funding requirements as set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”) and further, we will not have a minimum funding requirement in 2006. However, we currently intend to make voluntary pension contributions of $245 million in 2006.
Investment Securities
Investment securities are classified as available for sale and recorded at fair value. Investment income is recorded when earned, and capital gains and losses are recognized in results of operations when investments are sold. Investments are reviewed periodically to determine if they have suffered an impairment of value that is considered other-than-temporary. If investments are determined to be impaired, an impairment charge is recognized in results of operations at the date of determination.
Testing for impairment of investments requires significant management judgment. The identification of potentially impaired investments, the determination of their fair value and the assessment of whether any decline in value is other-than-temporary are key judgment elements. The discovery of new information and the passage of time can significantly change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment increases are made at that time.
Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts)
Our revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in our records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectable accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.
Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. We estimate the amount of future retroactivity each period and adjust the recorded revenue accordingly. We also estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. Such estimates are based on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectable amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectable amounts when compared to the estimates of such would have a significant effect on Health Care’s results of operations.
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
REGULATORY ENVIRONMENT
General
Our operations are subject to comprehensive state and federal regulation throughout the United States in the jurisdictions in which we do business. Supervisory agencies, including state health, insurance, managed care and securities departments, have broad authority to:
•	Grant, suspend and revoke our licenses to transact business;

•	Regulate many aspects of the products and services we offer;

•	Assess fines, penalties and/or sanctions;

•	Monitor our solvency and reserve adequacy; and

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts and other books and records are subject to examination at regular intervals by these agencies. In addition, our current and past business practices are subject to review by, and we from time to time receive subpoenas and other requests for information from, these agencies and other state and federal authorities. These reviews may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.
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
Health Care Regulation
General
The federal and state governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us. Areas of governmental regulation include:
•	Licensure

•	Policy forms, including plan design and disclosures

•	Premium rates and rating methodologies

•	Underwriting rules and procedures

•	Benefit mandates

•	Eligibility requirements

•	Service areas

•	Market conduct

•	Utilization review activities

•	Payment of claims, including timeliness and accuracy of payment

•	Member rights and responsibilities

•	Sales and marketing activities

•	Quality assurance procedures

•	Disclosure of medical and other information

•	Provider rates of payment

•	Surcharges on provider payments

•	Provider contract forms

•	Pharmacy operations

•	Delegation of risk and other financial arrangements

•	Producer licensing and compensation

•	Financial condition (including reserves) and

•	Corporate governance

•	Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk pooling mechanism.
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

Group Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits the underwriting and rating practices of Aetna and other health insurers, particularly for small employer groups. These laws and regulations vary by state. In general they apply to certain business segments and limit our ability to set prices or renew business, or both, based on specific characteristics of the group or the group’s prior claim experience.
Many of these laws and regulations limit the differentials in rates insurers and other carriers may charge between new and renewal business, and/or between groups based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.
The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) generally requires insurers and other carriers that write small business in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits. HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals. The law further limits exclusions based on preexisting conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame. HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions. For example, certain states have modified HIPAA’s definition of a small group (2-50 employees) to include groups of one employee.
In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, Aetna has elected not to participate in voluntary pools, but even in the voluntary pool states, the Company may be subject to certain supplemental assessments related to the state’s small group experience.
HIPAA Administrative Simplification; Gramm-Leach-Bliley Act
The regulations under the administrative simplification section of HIPAA also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the United States Department of Health and Human Services (“HHS”) to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information (“Administrative Simplification”).
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
Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (e.g., health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. We have met all applicable requirements to date. We are required to comply with the provider identifier rules by May 2007.

The HIPAA privacy regulations adopted by HHS established limits on the use and disclosure of medical records and other individually identifiable health information by Covered Entities. In addition, the HIPAA privacy regulations provide patients new rights to understand and control how their health information is used. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, and complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations. HHS has also adopted security regulations designed to protect member health information from unauthorized use or disclosure. We complied with HIPAA’s privacy and security regulations by their effective dates.
In addition, states have adopted regulations to implement provisions of the Gramm-Leach-Bliley Act (“GLBA”) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party. In addition to health insurance, the GLBA regulations apply to life and disability insurance. Like HIPAA, this law sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection. GLBA also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits businesses.
Legislative and Regulatory Initiatives
There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government and many states have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:
•	Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose health plans to expanded liability for punitive and other extra-contractual damages.
•	Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers. These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.
•	Extending malpractice and other liability exposure for decisions made by health plans.
•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (for example, infertility treatment and experimental pharmaceuticals).
•	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs, chiropractors or other practitioners.
•	Mandating expanded employer and consumer disclosures and notices.
•	Mandating expanded coverage for emergency services.
•	Prohibiting or limiting certain types of financial arrangements with providers, including among other things incentives based on utilization of services.
•	Imposing substantial penalties for failure to pay claims within specified time periods.
•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan).
•	Imposing payment levels for out-of-network care.

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.
•	Restricting health plan claim processing, review, payment and related procedures.
•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan.
•	Extending benefits available to workers who lose their jobs and other uninsured.
•	Mandating liberalized definitions of medical necessity.
•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).
•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.
•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.
•	Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs.
•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary.
•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.
•	Creating a single payer system where the government oversees or manages the provision of health care coverage.
•	Imposing employer or individual health coverage mandates.
It is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits, assessments or other increased costs.
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
Patients’ Rights Legislation
Various state legislatures and the U.S. Congress continue to debate legislation containing various patient protection initiatives, including provisions that could expose us to unlimited economic damages and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of “medical necessity” and other coverage determinations. We cannot predict whether these measures will be enacted into law in 2006 or what form any such legislation might take.

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
DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements. We have invested significant resources to comply with these standards, which represent an additional regulatory burden for us.
Certain Large Case Pensions and Group Insurance products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, we may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and we must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.
Medicare
As a result of funding reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”), we elected to expand our participation in the Medicare Advantage program in selected markets in 2005 and 2006. We are encouraged that these funding reforms will allow further expansion within the Medicare Advantage program, although it is not possible to predict the longer term adequacy of reimbursement under this program.
The Medicare Act also added out-patient pharmaceutical products as a benefit under Medicare starting in 2006 and incorporated a number of other reforms to the Medicare program. Among other changes, the Medicare Act added disease management and case management programs and preventive medicine coverage to Medicare, authorized Health Savings Accounts (HSAs) for non-Medicare beneficiaries and established a drug discount card (for 2004 -May 15, 2006) for Medicare beneficiaries. We began to offer HSAs in connection with our consumer-directed health plans beginning January 1, 2004. In September 2005, we began participating in a three year CMS-sponsored pilot program in the Chicago metropolitan area to provide disease management and case management services to members in the Medicare Fees-for-Service program. In January 2006, we began covering Medicare Part D prescription drug plans in all 34 CMS-designated regions. It is not possible to predict the long term adequacy of reimbursement under these new Medicare programs.
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
Regulation of Pharmacy Operations
We own two mail-order pharmacies facilities and one specialty pharmacy facility. One mail order pharmacy is located in Missouri and the specialty pharmacy and our second mail order pharmacy are located in Florida. These facilities dispense pharmaceuticals throughout the U.S. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. Each of our pharmacies is licensed in the state where it is located, as well as in the states that require registration or licensure with the state’s board of pharmacy or similar regulatory body.
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
Certain information contained in this Management’s Discussion and Analysis is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: (1) the information in the “Overview” discussion of results of operations and (2) “Investments — Risk Management and Market-Sensitive Instruments.” Throughout this Management’s Discussion and Analysis, where we use the following words, or variations or negatives of these words and similar expressions, we intend to identify forward-looking statements:
•	Expects	•	Intends	•	Seeks	•	Will	•	Potential

•	Projects	•	Plans	•	Estimates	•	Should	•	Continue

•	Anticipates	•	Believes	•	May
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
If any of the following risks or uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.
We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and deliver products and services that demonstrate value to our customers.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative reform and marketing practices. These factors require us to differentiate our products and services by anticipating changes in customer preferences and delivering products and services that demonstrate value to our customers. Failure to anticipate changes in customer preferences and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership which can adversely affect our results of operations.
Our ability to manage health care costs affects our profitability.
Our profitability depends in large part on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care are beyond any health plan’s control and may adversely affect our ability to manage health care costs, as well as our business, financial condition and results of operations.
Our ability to manage general and administrative expenses affects our profitability.
Our profitability depends in part on our ability to appropriately manage general and administrative expenses in line with competitive levels through controlling salaries and related benefits, selling costs, information technology and other general and administrative costs, while being able to attract and retain key employees and profitable membership and implement improvements in technology.
Our business success and the profitability of our membership depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; certain significant multiyear strategic information technology projects are currently in process.
Our businesses depend in large part on our information and other technology systems for processing claims and interacting with providers, employer plan sponsors and members, and our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Our success is dependent in large part on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes in a cost efficient manner. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to upgrade to industry standards and maintain. We also need to develop new systems to meet current standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and customer demands. System development projects are long-term in nature and may cost more than we expect to complete and may not deliver the benefits we project once they are complete.

In order to remain competitive, we must further integrate our businesses and processes; significant acquisitions could make this integration more challenging.
Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions, and our strategy includes effectively investing our capital in appropriate acquisitions in addition to share repurchases or current operations to seek to generate returns. In addition to integration risks, some additional risks we face with respect to acquisitions include:
•	The acquired business may not perform as projected;

•	We may assume liabilities, including those that were not disclosed to us;

•	We may be unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, which could result in substantial costs or delays or other operational or financial problems;

•	Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	We may also incur additional debt related to future acquisitions; and

•	We could be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.
We face risks from industry and economic forces that can impact the fundamentals of the health and related benefits industry.
Various factors particular to the health and related benefits industry including, among others, rapid evolution of the business model, consumerism, potential pricing actions by competitors, competitor consolidation, and a shrinking number of commercially insured people may impact our business model. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries. For example, the Gramm-Leach-Bliley Act gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors with significant financial resources in the insurance and health benefits fields. If we are unable to anticipate, detect and deploy meaningful responses to these external factors, our business and results of operations may be adversely affected.
We would be adversely affected if we failed to protect member health related and other sensitive information.
We maintain large amounts of personal health information and other sensitive data about our members in the ordinary course of our business. Our business therefore depends substantially on our members’ and customers’ willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep sensitive information secure, whether as a result of our action or inaction or that of one of our vendors, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, results of operations or financial condition.
Our ability to forecast health care and other benefit costs, detect changes in these costs, and achieve appropriate pricing affects our profitability.
We continue to be vigilant in our pricing and have increased our premiums for new and renewal business in 2006. Premiums in the health business are generally fixed for one-year periods. Accordingly, future cost increases in excess of medical cost projections reflected in pricing cannot be recovered in the contract year through higher premiums. As a result, the Company’s results are particularly sensitive to the price increases it projects in advance of renewal of the business. There can be no assurance regarding the accuracy of medical cost projections assumed for pricing purposes, and if the rate of increase in medical costs in 2006 were to exceed the levels projected for pricing purposes, our results would be materially adversely affected.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factor discussion. In recent periods, we have devoted additional resources to developing enterprise-wide risk management processes, in addition to the processes we have for risk management within our businesses. Failure to appropriately identify, prioritize and manage or mitigate these risks, including risk concentrations across different industries and geographies, can affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or viability.
We would be adversely affected if there were a significant loss of or significant shift in the type of our core insured membership, or if we fail to achieve profitable growth in that membership.
Competitive factors and ongoing changes in the health benefits industry create pressure to contain premium price increases despite being faced with increasing medical costs. Our customer contracts are subject to negotiation as customers seek to contain their costs, and customers may elect to reduce benefits in order to constrain increases in their benefit costs; such an election may result in lower premiums for our products, although it may also reduce our health care costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable premiums. Among other matters, we compete on the basis of overall cost, plan design, customer services, quality and sufficiency of provider networks and the quality of our medical management programs. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers (as it was in 2003 and 2004) due to soft general economic conditions.
Loss of membership or failure to achieve profitable membership growth in our core insured membership, including strategies to increase membership for targeted product types, such as commercial or public sector business, could materially adversely affect our results of operations.
Our profitability may be adversely affected if we are unable to contract with providers on favorable terms and otherwise maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while maintaining favorable relationships with hospitals, physicians and other health benefits providers, which is affected both by the rates for provider services and our business processes, provider payment and other provider relations practices, as well as factors not associated with us that impact these providers. The sufficiency and quality of our networks of available providers is also an important factor when customers consider our products and services. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership and/or higher medical costs, which could adversely affect our results of operations.
Negative public perception of the health benefits industry, or of the industry’s or our Company’s practices, can adversely affect our profitability.
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

Epidemics, pandemics, terrorists attacks, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs, life and disability claims and impact our business continuity, although we cannot predict whether any such increases will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could materially adversely affect our business and results of operations, and in the event of extreme circumstances, our financial condition or viability. Beyond obtaining coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from the Company. In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care costs depending on the government’s actions and the responsiveness of public health agencies and other insurers. In addition, our Group Insurance members are concentrated in certain large, metropolitan areas which may be likely targets of these events. In addition, we could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity for our facilities and operations in the event of such occurrences.
We face risks related to litigation.
We are party to a number of lawsuits, certain of which may be purported to be class actions. The majority of these cases relate to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and may also seek changes in our business practices. We may also be subject to additional litigation in the future. Litigation could materially adversely affect our business or results of operations because of the costs of defending these cases, the costs of settlement or judgments against us, or the changes in our operations that could result from litigation. For example, we made certain changes to our business practices in connection with the settlement in 2003 of a large provider class action that we must continue to effectively implement. Refer to Note 18 of Notes to Consolidated Financial Statements for more information.
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
Management will need to continue to focus on simultaneously executing multiple strategic and operational projects and initiatives, including, among other things, addressing rising medical costs, further improving the efficiency of operations, managing certain significant technology projects, further improving relations with health care providers, negotiating customer or provider contracting changes, and implementing other business process improvements. The future performance of our business will depend in large part on our ability to design and implement these initiatives. If these initiatives do not achieve their objectives or result in increased medical costs, our results of operations could be adversely affected. Refer to “Overview” for more information.
Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and third party brokers and consultants.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers and consultants who assist in the production and servicing of business. Our sales would be adversely affected if these sales networks deteriorate or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex.
Managing key executive succession is critical to our success.
We would be adversely affected if we fail to adequately plan for succession of our senior management and other key executives. While we have succession plans and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will continue to be available to us.
We would be adversely affected if we do not effectively deploy our capital.
Our operations have generated significant capital in recent periods, and we have significant ability to raise additional capital. In deploying our capital to fund our investments in operations, share repurchases, potential acquisitions or other capital uses, we would be adversely affected if we do not appropriately balance our risks and opportunities.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our results could be materially adversely affected.
Health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported or reported but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to the Company until after the end of the quarter in which services are rendered by providers to members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends (the rate of increase in medical costs). A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2005 would cause these estimates to change in the near term, and such a change could be material. For example, a 100 basis point change in the estimated medical cost trend for Commercial Risk products would have changed annual after-tax results for 2005 by approximately $77 million. This estimation process is a critical accounting estimate for the Company. Refer to “Health Care” and “Critical Accounting Estimates” for more information.
We are subject to potential changes in public policy that can adversely affect the markets for our products and our profitability.
It is not possible to predict whether fundamental public policy changes that adversely affect us will occur. Examples of these changes include policy changes that fundamentally change the dynamics of our industry, such as the federal or state government assuming a much larger role in the health care arena.
We outsource and obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
Although we take steps to monitor and regulate the performance of independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential network disruptions, and in some cases cause us to incur duplicative claims expense. Certain legislative authorities have in recent periods also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs. We also could become overly dependent on key vendors, which could cause us to lose core competencies if not properly monitored.
Our business activities are highly regulated; further regulation could also materially adversely affect our business.
Our business is subject to extensive regulation and oversight by state and federal governmental authorities. The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products. We must monitor these changes and timely implement any revisions to our business processes that these changes require. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect our health operations through:
•	Affecting premium rates,

•	Reducing our ability to manage medical costs,

•	Increasing medical costs and operating expenses,

•	Increasing our exposure to lawsuits and other adverse legal proceedings,

•	Regulating levels and permitted lines of business,

•	Imposing financial assessments, and

•	Regulating business practices.

Recently, there has been heightened review by regulators of the health care insurance industry’s business practices, including utilization management and claim payment practices, as well as review of the general insurance industry’s brokerage practices. As one of the largest national health insurers, we are regularly the subject of regulatory market conduct reviews and several such reviews currently are pending, some of which may be resolved during 2006. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by judicial and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims. We also have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General and inquiries from other regulatory authorities with respect to an industry wide investigation into certain insurance brokerage practices.
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
As an insurer, we have substantial investment portfolios of assets that support our policy liabilities. Generally low levels of interest rates on investments, such as those experienced in United States financial markets during recent years, have negatively impacted the level of investment income we earned in recent periods, and such lower levels of investment income would continue if these lower interest rates were to continue. Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, a failure to adequately do so could materially adversely affect our results of operations and our financial condition. See “Investments” for more information. Financial market conditions also affect our capital gains or losses from investments.
We must demonstrate that our products and processes lead to access by members to quality care by their providers.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by members to quality care by providers would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our results of operations.
Government payors can determine premiums.
We are increasing our focus on the non-Commercial part of our Health Care business as part of our business diversification efforts. In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our costs increase and we cannot offset these with supplemental premiums and changes in benefit plans, then our business and results of operations could be materially adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive adjustments by the federal government. Nine percent of our consolidated revenues, and over 10% of the revenues of the Health Care business, were derived from the federal government in 2005. Any such adjustments could materially adversely affect our business and results of operations.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:
•	Any requirement to restate financial results in the event of inappropriate application of accounting principles;

•	Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of coverage for credit or other reasons;

•	Failure of our processes to prevent and detect unethical conduct of employees;

•	A significant failure of internal controls over financial reporting;

•	Failure of our prevention and control systems related to employee compliance with internal policies, including data system security;

•	Provider fraud that is not prevented or detected and impacts our medical costs or those of self-insured customers; and

•	Failure of our corporate governance policies or procedures.

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2005	2004	2003	2002	2001

Total revenue	$22,491.9	$19,904.1	$17,976.4	$19,878.7	$25,190.8
Income (loss) from continuing operations	1,634.5	1,215.1	933.8	393.2	(291.5)
Net income (loss)	1,634.5	2,245.1	933.8	(2,522.5)	(279.6)
Net realized capital gains, net of tax (included above)	21.1	45.9	42.0	22.3	73.6
Total assets	44,364.6	42,133.7	40,950.2	40,047.5	43,196.7
Short-term debt	—	—	—	—	109.7
Long-term debt	1,605.7	1,609.7	1,613.7	1,633.2	1,591.3
Shareholders’ equity	10,104.9	9,081.4	7,924.0	6,980.0	9,890.3

Per common share data:

Dividends declared	$.02	$.01	$.01	$.01	$.01
Earnings (loss) per share:
Income (loss) from continuing operations:
Basic	2.82	2.01	1.53	.66	(.51)
Diluted (1)	2.70	1.94	1.48	.64	(.51)
Net income (loss):
Basic	2.82	3.71	1.53	(4.23)	(.49)
Diluted (1)	2.70	3.58	1.48	(4.12)	(.49)

(1)	Since the Company reported a loss from continuing operations in 2001, the effect of common stock equivalents has been excluded from earnings per common share computations for that year since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 are the same.
See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2005	2004	2003

Revenue:
Health care premiums	$16,924.7	$14,862.8	$13,235.5
Other premiums	2,003.0	1,813.9	1,668.5
Fees and other revenue *	2,428.9	2,094.1	1,912.2
Net investment income	1,103.0	1,062.5	1,095.0
Net realized capital gains	32.3	70.8	65.2

Total revenue	22,491.9	19,904.1	17,976.4

Benefits and expenses:
Health care costs **	13,107.9	11,637.7	10,135.8
Current and future benefits	2,364.5	2,191.5	2,090.8
Operating expenses:
Selling expenses	843.5	700.0	567.4
General and administrative expenses	3,515.1	3,328.8	3,587.1

Total operating expenses	4,358.6	4,028.8	4,154.5
Interest expense	122.8	104.7	102.9
Amortization of other acquired intangible assets	57.4	42.5	50.8
Reduction of reserve for anticipated future losses on discontinued products	(66.7)	—	—

Total benefits and expenses	19,944.5	18,005.2	16,534.8

Income from continuing operations before income taxes	2,547.4	1,898.9	1,441.6
Income taxes	912.9	683.8	507.8

Income from continuing operations	1,634.5	1,215.1	933.8
Discontinued operations, net of tax (Note 21)	—	1,030.0	—

Net income	$1,634.5	$2,245.1	$933.8

Earnings per common share:
Basic:
Income from continuing operations	$2.82	$2.01	$1.53
Discontinued operations, net of tax	—	1.70	—

Net income	$2.82	$3.71	$1.53

Diluted:
Income from continuing operations	$2.70	$1.94	$1.48
Discontinued operations, net of tax	—	1.64	—

Net income	$2.70	$3.58	$1.48

*	Fees and other revenue includes administrative services contract member co-payment revenue and plan sponsor reimbursements related to the Company’s mail order pharmacy of $21.3 million, $14.7 million and $1.3 million (net of pharmaceutical and processing costs of $884.5 million, $632.7 million and $137.5 million) for 2005, 2004 and 2003, respectively.

**	Health care costs have been reduced by fully insured member co-payment revenue related to the Company’s mail order pharmacy of $78.5 million, $59.5 million and $38.8 million for 2005, 2004 and 2003, respectively.
Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,
(Millions)	2005	2004

Assets
Current assets:
Cash and cash equivalents	$1,192.6	$1,396.0
Investment securities	13,366.2	14,242.6
Other investments	96.8	57.7
Premiums receivable, net	349.2	256.1
Other receivables, net	366.7	314.0
Accrued investment income	184.9	198.6
Collateral received under securities loan agreements	1,138.8	1,173.8
Loaned securities	1,115.7	1,150.1
Income taxes receivable	—	226.8
Deferred income taxes	—	196.0
Other current assets	423.8	304.5

Total current assets	18,234.7	19,516.2

Long-term investments	1,662.1	1,718.1
Mortgage loans	1,460.8	1,348.2
Investment real estate	207.2	274.8
Reinsurance recoverables	1,143.7	1,173.0
Goodwill	4,523.2	3,687.8
Other acquired intangible assets, net	724.9	460.3
Property and equipment, net	272.8	233.6
Deferred income taxes	—	300.0
Other long-term assets	1,602.8	405.9
Separate Accounts assets	14,532.4	13,015.8

Total assets	$44,364.6	$42,133.7

Liabilities and shareholders’ equity
Current liabilities:
Heath care costs payable	$1,817.0	$1,927.1
Future policy benefits	806.1	837.6
Unpaid claims	752.1	707.7
Unearned premiums	156.9	121.8
Policyholders’ funds	757.7	672.5
Collateral payable under securities loan agreements	1,138.8	1,173.8
Current portion of long-term debt	450.0	—
Income taxes payable	36.7	—
Deferred income taxes	10.4	—
Accrued expenses and other current liabilities	1,691.1	1,570.8

Total current liabilities	7,616.8	7,011.3

Future policy benefits	7,642.1	7,859.5
Unpaid claims	1,144.9	1,081.5
Policyholders’ funds	1,304.2	1,453.1
Long-term debt, less current portion	1,155.7	1,609.7
Deferred income taxes	15.1	—
Other long-term liabilities	848.5	1,021.4
Separate Accounts liabilities	14,532.4	13,015.8

Total liabilities	34,259.7	33,052.3

Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock and additional paid-in capital ($.01 par value, 1.4 billion shares authorized, 566.5 million shares issued and outstanding in 2005; 732.5 million shares authorized, 586.0 million shares issued and outstanding in 2004)	1,885.1	3,076.5
Retained earnings	8,169.5	6,546.4
Accumulated other comprehensive income (loss)	50.3	(541.5)

Total shareholders’ equity	10,104.9	9,081.4

Total liabilities and shareholders’ equity	$44,364.6	$42,133.7

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		Common
	Number of	Stock and		Accumulated
	Common	Additional		Other	Total
	Shares	Paid-in	Retained	Comprehensive	Shareholders’	Comprehensive
(Millions)	Outstanding	Capital	Earnings	Income (Loss)	Equity	Income

Balance at December 31, 2002	599.9	$4,070.9	$3,379.5	$(470.4)	$6,980.0
Comprehensive income:
Net income	—	—	933.8	—	933.8	$933.8
Other comprehensive income:
Net unrealized gains on securities (1)	—	—	—	5.6	5.6
Net foreign currency gains	—	—	—	4.3	4.3
Net derivative gains (1)	—	—	—	.7	.7
Pension liability adjustment	—	—	—	51.8	51.8

Other comprehensive income	—	—	—	62.4	62.4	62.4

Total comprehensive income						$996.2

Common shares issued for benefit plans	41.0	399.1	—	—	399.1
Repurchases of common shares	(30.6)	(445.2)	—	—	(445.2)
Dividends declared ($.01 per share)	—	—	(6.1)	—	(6.1)

Balance at December 31, 2003	610.3	4,024.8	4,307.2	(408.0)	7,924.0
Comprehensive income:
Net income	—	—	2,245.1	—	2,245.1	$2,245.1
Other comprehensive loss:
Net unrealized losses on securities (1)	—	—	—	(41.9)	(41.9)
Net foreign currency gains	—	—	—	1.5	1.5
Net derivative gains (1)	—	—	—	1.2	1.2
Pension liability adjustment	—	—	—	(94.3)	(94.3)

Other comprehensive loss	—	—	—	(133.5)	(133.5)	(133.5)

Total comprehensive income						$2,111.6

Common shares issued for benefit plans	40.2	546.5	—	—	546.5
Repurchases of common shares and other	(64.5)	(1,494.8)	—	—	(1,494.8)
Dividends declared ($.01 per share)	—	—	(5.9)	—	(5.9)

Balance at December 31, 2004	586.0	3,076.5	6,546.4	(541.5)	9,081.4
Comprehensive income:
Net income	—	—	1,634.5	—	1,634.5	$1,634.5
Other comprehensive income:
Net unrealized losses on securities (1)	—	—	—	(141.6)	(141.6)
Net foreign currency gains	—	—	—	.7	.7
Net derivative losses (1)	—	—	—	(.3)	(.3)
Pension liability adjustment	—	—	—	733.0	733.0

Other comprehensive income	—	—	—	591.8	591.8	591.8

Total comprehensive income						$2,226.3

Common shares issued for benefit plans	22.3	477.7	—	—	477.7
Repurchases of common shares	(41.8)	(1,669.1)	—	—	(1,669.1)
Dividends declared ($.02 per share)	—	—	(11.4)	—	(11.4)

Balance at December 31, 2005	566.5	$1,885.1	$8,169.5	$50.3	$10,104.9

(1)	Net of reclassification adjustments (refer to Note 10).
Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2005	2004	2003

Cash flows from operating activities:
Net income	$1,634.5	$2,245.1	$933.8
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations	—	(1,030.0)	—
Physician class action settlement charge	—	—	115.4
Depreciation and amortization	204.4	182.2	199.6
Amortization of net investment premium	22.6	45.5	54.2
Net realized capital gains	(32.3)	(70.8)	(65.2)
Changes in assets and liabilities:
Decrease (increase) in accrued investment income	13.7	22.9	(7.2)
(Increase) decrease in premiums due and other receivables	(95.6)	34.0	150.1
Net change in income taxes	596.5	350.9	16.3
Net change in other assets and other liabilities	(251.6)	(621.7)	(369.4)
Decrease in health care and insurance liabilities	(223.7)	(366.3)	(597.2)
Other, net	(43.9)	(21.2)	(59.8)

Net cash provided by operating activities of continuing operations	1,824.6	770.6	370.6
Discontinued operations (Note 21)	68.8	666.2	—

Net cash provided by operating activities	1,893.4	1,436.8	370.6

Cash flows from investing activities:
Proceeds from sales and investment maturities of:
Debt securities available for sale	10,604.7	9,471.7	12,623.6
Other investments	1,302.9	2,495.9	3,113.2
Cost of investments in:
Debt securities available for sale	(10,108.5)	(9,469.3)	(13,250.3)
Other investments	(1,130.0)	(2,231.1)	(2,386.6)
Increase in property, equipment and software	(271.6)	(190.3)	(210.8)
Cash used for acquisitions, net of cash acquired	(1,107.6)	(9.5)	(53.5)

Net cash (used for) provided by investing activities	(710.1)	67.4	(164.4)

Cash flows from financing activities:
Deposits and interest credited for investment contracts	41.6	54.5	94.4
Withdrawals of investment contracts	(54.5)	(423.2)	(502.4)
Common shares issued under benefit plans	271.3	316.0	293.6
Common shares repurchased	(1,650.0)	(1,493.0)	(445.2)
Dividends paid to shareholders	(11.4)	(5.9)	(6.1)
Other, net	16.3	10.0	(10.0)

Net cash used for financing activities	(1,386.7)	(1,541.6)	(575.7)

Net decrease in cash and cash equivalents	(203.4)	(37.4)	(369.5)
Cash and cash equivalents, beginning of period	1,396.0	1,433.4	1,802.9

Cash and cash equivalents, end of period	$1,192.6	$1,396.0	$1,433.4

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
1. Organization
The accompanying consolidated financial statements include Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”). The Company’s operations include three business segments: Health Care, Group Insurance and Large Case Pensions. Health Care consists of medical, dental and pharmacy benefits management plans offered on both a risk basis (where the Company assumes all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk). Medical plans include point-of-service (“POS”), health maintenance organization (“HMO”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Medical plans also include Health Savings Accounts (“HSAs”) and Aetna HealthFund®, consumer-directed plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor or member in the case of HSAs). The Company also provides specialty products, such as medical management and data analytics, as well as products that provide access to our provider network. The Group Insurance segment includes group life insurance products offered on a risk basis, as well as group disability and long-term care insurance products offered on both a risk and an employer-funded basis. Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products. (Refer to Note 20 for additional information.)
The three segments are distinct businesses that offer different products and services. The Company’s Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. The Company evaluates performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and any other items) (Refer to Note 19 for segment financial information).
On January 27, 2006, the Company’s Board of Directors (the “Board”) declared a two-for-one stock split of the Company’s common stock which was effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on February 7, 2006 received one additional share of common stock for each share held on that date distributed in the form of a stock dividend on February 17, 2006. On February 9, 2005, the Board declared a two-for-one stock split of the Company’s common stock which was effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on February 25, 2005 received one additional share of common stock for each share held on that date distributed in the form of a stock dividend on March 11, 2005. All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect these two stock splits for all periods presented.
2. Summary of Significant Accounting Policies
Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and subsidiaries that the Company controls. All significant intercompany balances have been eliminated in consolidation. Certain reclassifications have been made to the 2004 and 2003 financial information to conform to the 2005 presentation.

Future Application of Accounting Standards
Accounting for Stock-Based Compensation
In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123 Revised, “Share-Based Payment” (“FAS 123R”). FAS 123R, which is effective January 1, 2006, replaces FAS 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). FAS 123 permitted companies to account for stock-based compensation using either the fair value method or the intrinsic value method prescribed by APB 25. If a company applied the intrinsic value method of accounting for stock-based compensation, it was required to provide pro forma disclosures of net income and earnings per share as if it had applied the fair value method to such compensation. As described in “Stock-Based Compensation” below, the Company applied the intrinsic value method of accounting to its stock-based compensation awards and provided the required pro forma disclosures. FAS 123R also amended FAS No. 95, “Statement of Cash Flows” to require the benefits of tax deductions in excess of recognized compensation cost be reported as financing cash inflows rather than as a reduction in income taxes paid, which is included within operating cash flows.
FAS 123R requires companies to expense the fair value of all stock-based payment awards (including stock options) issued to employees and non-employees, eliminating the alternative of measuring such awards using the intrinsic value method. FAS 123R requires the fair value to be calculated using a valuation model (such as the Black-Scholes or binomial-lattice models). Consistent with the Company’s historical practice of measuring the fair value of stock-based compensation for its pro forma disclosures, the Company expects to utilize the Black-Scholes model to determine the fair value of its stock-based compensation awards in the future.
FAS 123R allows companies the option of adopting its provisions using a modified-prospective approach or a modified-retrospective approach. The Company will utilize the modified-retrospective approach. Under this approach, beginning in the first quarter of 2006, all prior period financial information will be adjusted to reflect the Company’s stock compensation activity since 1995. Prior period balances of shareholders’ equity and deferred taxes (as well as the beginning balances of these accounts for the earliest period presented) will be increased to reflect the results of the modified retrospective application of FAS 123R to those years. Additionally, the Company will reclassify certain amounts from cash flows from operations to cash flow from financing activities for all prior periods. Prior period net income and earnings per common share will be adjusted as illustrated in the presentation of pro forma net income and pro forma earnings per common share in “Stock-Based Compensation” below. The full effect of this retrospective application to the Company’s prior period financial position and cash flows has not yet been determined.
Other-Than-Temporary Impairments
In November 2005, the FASB released FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” An impairment of an investment occurs when the fair value of the investment is less than its amortized cost. This FSP, effective January 1, 2006, provides accounting guidance regarding the determination of when an impairment of debt and equity securities should be considered other-than-temporary, as well as the subsequent accounting for these investments. The adoption of this FSP is not expected to have a material impact on the Company’s financial position or results of operations.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. The Company considers the following accounting estimates critical in the preparation of its Consolidated Financial Statements: Health Care Costs Payable, Insurance Liabilities (other than Health Care Costs Payable), Goodwill and Other Intangible Assets, Defined Benefit Pension and Other Post-Retirement Benefit Plans, Investment Securities and Revenue Recognition. The Company uses information available to management at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and other debt securities with a maturity of 90 days or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.
Investments
Investment Securities
Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, money market instruments and other debt and equity securities. The Company has determined that its investment securities are available for use in current operations and, accordingly, has classified such securities as current without regard to contractual maturity dates. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. The Company regularly reviews its debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in fair value is considered other-than-temporary, the cost basis/carrying amount of the security is written down, and the amount of the write-down is included in results of operations for the period in which the write-down occurs. The Company does not accrue interest on debt securities when management believes the collection of interest is unlikely.
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
Mortgage Loans
Mortgage loans are carried at unpaid principal balances, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in the portfolio and does not aggregate loans for the purpose of applying this policy. The Company records full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. The Company accrues interest income on impaired loans to the extent it is deemed collectable and the loan continues to perform under its original or restructured terms. Interest income on problem loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal. Mortgage loans with a maturity date of less than one year from the balance sheet date are reported in other investments in the Consolidated Balance Sheets.

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
Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Group Insurance and Health Care’s liabilities and Large Case Pensions’ products (other than experience-rated and discontinued products) are reflected in the Company’s results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses are reflected in shareholders’ equity, net of related income taxes, as a component of accumulated other comprehensive income. Purchases and sales of debt and equity securities are recorded on the trade date. Purchases and sales of mortgage loans and investment real estate are recorded on the closing date.
Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds in the Consolidated Balance Sheets and are determined on a specific identification basis. Experience-rated products are products in the Large Case Pensions business where the contract holder, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by the Company. The effect of investment performance is allocated to contract holders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact the Company’s results of operations (as long as minimum guarantees are not triggered). Net investment income supporting Large Case Pensions’ experience-rated products is included in net investment income in the Consolidated Statements of Income, which is credited to contract holders in current and future benefits.
When the Company discontinued the sale of its fully guaranteed large case pensions products, it established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact the Company’s results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in the Consolidated Balance Sheets. (Refer to Note 20 for additional information.)
Derivative Instruments
The Company uses derivative instruments (“derivatives”) in order to manage interest rate, foreign exchange and price risk (collectively, “market risk”). By using derivatives to manage market risk, the Company exposes itself to credit risk and additional market risk.
Credit risk is the exposure to loss if a counterparty fails to perform under the terms of the derivative contract. The Company generally does not require collateral or other security for its derivatives, but may be required to post collateral under certain circumstances. However, the Company minimizes its credit risk by entering into transactions with counterparties that maintain high credit ratings, as well as by limiting single counterparty exposure and monitoring the financial condition of counterparties. Market risk is the exposure to changes in the market price of the underlying instrument and the related derivative. Such price changes result from movements in interest rates and foreign exchange and equity markets, and as a result, assets and liabilities will appreciate or depreciate in market value.
The Company uses primarily futures contracts, forward contracts, forward starting swap agreements and warrants to manage market risk.

Futures contracts represent commitments either to purchase or to sell securities at a specified future date and specified price. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk. Forward contracts are agreements to exchange fixed amounts of two different financial instruments or currencies at a specified future date and specified price. Forward starting swap agreements are contracts to exchange interest payments on a specified principal (notional) amount of indebtedness for a specified period.
From time to time, the Company uses option contracts for the purpose of increasing net investment income. Option contracts grant the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument at a given price during a specified period.
Derivatives are reflected at fair value in the Company’s Consolidated Balance Sheets in other investments. The fair value of derivatives is estimated based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes. These fair value amounts reflect the estimated amounts that the Company would have to pay or would receive if the derivative contracts were terminated.
The Company’s financial instruments and insurance products are reviewed to determine whether a derivative may be “embedded” in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (i.e., the host contract). If the Company determines that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and carried at fair value.
When the Company enters into a derivative contract, if certain criteria are met, it may designate the derivative as one of the following: (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a “fair value hedge”); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a “cash flow hedge”); or (iii) a foreign currency fair value or cash flow hedge (a “foreign currency hedge”).
At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for the hedge transaction. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities reflected in the Company’s Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If the Company determines that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.
For a derivative designated as a fair value hedge, changes in the fair value of the derivative, along with the gain or loss on the related hedged asset or liability, are recorded in current period results of operations. For a derivative designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the Consolidated Statements of Income when the hedged item affects results of operations. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in results of operations immediately. If a derivative is not designated as a hedge, any gain or loss in its fair value is recognized in the Company’s results of operations in the period of change.
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

If hedge accounting is discontinued, the derivative will continue to be carried in the Company’s Consolidated Balance Sheets at its fair value. When hedge accounting is discontinued because the derivative no longer qualifies as an effective fair value hedge, the related hedged asset or liability will no longer be adjusted for fair value changes. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the accumulated gains and losses included in accumulated other comprehensive income will be recognized immediately in the Company’s results of operations. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recorded pursuant to the firm commitment will be recognized in current period results of operations. In all other situations in which hedge accounting is discontinued, changes in the fair value of the derivative are recognized in the Company’s current period results of operations.
Reinsurance
The Company utilizes reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, the Company enters into agreements with other insurance companies to assume reinsurance, primarily related to its health and group life products (refer to Note 17 for additional information). The Company does not transfer any portion of the financial risk associated with its HMO products to third parties.
Goodwill
The Company evaluates goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, the Company compares the implied fair value of the applicable goodwill with the carrying amount of that goodwill to measure the amount of goodwill impairment, if any. The Company’s only reporting unit with goodwill is its Health Care segment. Impairments, if any, would be classified as an operating expense. During the fourth quarter of 2005, 2004 and 2003, the Company performed an annual impairment test, in conjunction with its annual planning process, and determined there were no impairment losses related to goodwill.
The Company’s annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to the Company at the time, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered several earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management’s best estimates of projected future cash flows. The Company’s discounted cash flow evaluations used a range of discount rates that corresponds to the Company’s weighted-average cost of capital. This discount rate range is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the Health Care reporting unit. Certain other key assumptions utilized, including changes in membership, revenue, medical costs, operating expenses and effective tax rates, are based on reasonable estimates consistent with those utilized in the Company’s annual planning process. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected.
Property and Equipment and Other Acquired Intangible Assets
Property and equipment and other acquired intangible assets are reported at historical cost net of accumulated depreciation or amortization. At December 31, 2005 and 2004, the historical cost of property and equipment was approximately $.9 billion and $.8 billion, respectively, and the related accumulated depreciation was approximately $.6 billion. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.
The Company regularly evaluates whether events or changes in circumstances indicate that the carrying amount of property and equipment and other acquired intangible assets may not be recoverable. If it is determined that an asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business generally represent funds maintained to meet specific objectives of contract holders who bear the investment risk. Investment income and capital gains and losses generally accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at fair value. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in the Consolidated Statements of Income or Cash Flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.
In 1996 the Company entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) whereby mortgage loan and real estate Separate Account assets would transition out of the Company. This transition is expected to occur over the next several years. The impact of this transition will be a reduction of Separate Account assets and corresponding liabilities as shown in the Consolidated Balance Sheets. While their value is approximately $9.2 billion at December 31, 2005, their value at the time of transition cannot be predicted. This transition is not expected to materially impact the Company’s results of operations or cash flows.
Health Care and Insurance Liabilities
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s POS, HMO, PPO and Indemnity products. Unpaid health care claims include estimates of payments to be made on claims reported but not yet paid and health care services rendered to members but not yet reported to the Company as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission patterns, historical and projected claim processing time, medical cost trends, utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. Changes in estimates are recorded in health care costs in the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider experience under the contracts through the balance sheet date.
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in 2005 and in 2004. Mortality assumptions are periodically reviewed against both industry standards and experience. Reserves for group paid-up life and long-term care contracts represent the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 9.5% in 2005 and 2004. The present value of future benefits is based upon mortality, morbidity and interest rate assumptions.
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for claims incurred but not yet reported to the Company as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs (e.g., social security). Reserves for claims incurred but not yet reported are developed using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.4 billion and $1.3 billion at December 31, 2005 and 2004, respectively. The undiscounted value of these unpaid claim liabilities were $2.1 billion and $2.0 billion at December 31, 2005 and 2004, respectively. The discount rates generally reflect the expected investment returns for the asset portfolios that support these liabilities and ranged from 6.1% to 6.2% in 2005 and 5.9% to 6.1% in 2004. The discount rates for retrospectively-rated contracts are set at contractually specified levels. The estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the Consolidated Statements of Income in the period they are determined.
Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience rated adjustments. In 2005, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and rates for group life and health contracts ranged from .8% to 4.6%. In 2004, interest rates for pension and annuity investment contracts ranged from 1.7% to 11.5% and rates for group life and health contracts ranged from .7% to 5.0%. Reserves on contracts subject to experience rating reflect the rights of policyholders, plan participants and the Company.
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
Deferred Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to the Company’s prepaid health care and health indemnity contracts are expensed as incurred. The Company defers certain acquisition costs related to its long-term care products. Such deferred costs were not material to the Company’s financial position or results of operations as of December 31, 2005 or 2004 and are included in other long-term assets in the Company’s Consolidated Balance Sheets.
Premium Deficiency
The Company evaluates its health care and insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss would be recognized when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with the Company’s method of acquiring, servicing and measuring the profitability of such contracts.
Revenue Recognition
Health care premiums associated with the Company’s prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in the Consolidated Balance Sheets.
The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $69 million and $68 million at December 31, 2005 and 2004, respectively, and is reflected as a reduction of premiums receivable in the Consolidated Balance Sheets. The balance of the allowance for uncollectable accounts on other receivables was $57 million and $61 million at December 31, 2005 and 2004, respectively, and is reflected as a reduction of other receivables in the Consolidated Balance Sheets.

Some of the Company’s contracts allow for premiums to be adjusted to reflect actual experience. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.
Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claims processing and member services for self-insured health and disability members and are recognized as revenue over the period the service is provided. Some of the Company’s contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range. With any of these guarantees, the Company is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of fees for the customer involved.
In addition, fees and other revenue includes charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits in the Consolidated Statements of Income. Fees and other revenue also includes co-payments and ASC plan sponsor reimbursements related to the Company’s mail order pharmacy, network access fees and other fees charged for health care data analytics.
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
Stock-Based Compensation
At December 31, 2005, the Company had various stock-based employee incentive plans. (Refer to Note 12 for additional information). The Company uses the intrinsic value method of accounting for stock-based awards granted to employees. Accordingly, compensation cost is not recognized when the exercise price of an employee stock option equals or exceeds the fair value of the stock on the date the option is granted. The following table illustrates the pro forma net income and pro forma earnings per common share for the years ended December 31, 2005, 2004 and 2003 as if the Company had applied the fair value based method of accounting to all awards of stock-based employee compensation.

(Millions, except per common share data)	2005	2004	2003

Net income, as reported	$1,634.5	$2,245.1	$933.8
Add: Stock-based employee compensation expense included in reported net income, net of related taxes	.4	11.9	40.1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(61.6)	(102.2)	(81.0)

Pro forma net income	$1,573.3	$2,154.8	$892.9

Earnings per common share:
Basic — as reported	$2.82	$3.71	$1.53
Basic — pro forma	2.72	3.56	1.46

Diluted — as reported	2.70	3.58	1.48
Diluted — pro forma	2.60	3.43	1.41

The fair value of the employee stock options included in the pro forma amounts was estimated as of the grant date using a modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003

Dividend yield	.1%	.1%	.1%
Expected volatility	31%	34%	40%
Risk-free interest rate	4%	3%	3%
Expected life	5 years	4 years	5 years

The weighted-average grant date fair values for the Company’s options granted in 2005, 2004 and 2003 were $10.83, $6.16 and $4.10, respectively.
3. Acquisitions
On February 27, 2006, the Company announced that it entered into an agreement with Broadspire Services, Inc. and Broadspire Management Services, Inc. (collectively, “Broadspire”) to acquire its disability and leave management businesses, which operate as a third party administrator offering absence management services, including short-term and long-term disability administration and leave management to employers. The Company will acquire Broadspire’s disability and leave management businesses for approximately $160 million and expects to finance the transaction from available cash. The transaction is subject to customary closing conditions and federal Hart-Scott-Rodino antitrust regulatory approval. The Company expects to close the transaction in the second quarter of 2006.
In December 2005, the Company purchased the assets and operations of Magellan Health Services (“Magellan”) previously used to provide behavioral health care services to our members. The transaction is a result of an agreement the Company negotiated with Magellan in March 2003. The purchase price was not material to the Company’s financial condition.
In December 2005, the Company purchased the remaining interest in Aetna Specialty Pharmacy, LLC (“ASP”), a joint venture the Company launched with Priority Health Care Corporation (“PHCC”) in 2004 to better serve Aetna members with conditions that required specialty pharmaceuticals. The Company had owned 40% of the joint venture, with an option to purchase the remaining interest, which accelerated upon the change in control of PHCC in October 2005. The purchase price was not material to the Company’s financial condition. ASP compliments the Company’s mail-order pharmacy, Aetna Rx Home Delivery®, which was launched in 2003 and has operations in Missouri and Florida.

In July 2005, the Company acquired HMS Healthcare, Inc. (“HMS”), a privately held regional health care network with operations in Michigan, Colorado and other states, for $394 million. This transaction was financed from available cash. The Company recorded approximately $291 million of goodwill associated with the acquisition of HMS, representing the purchase price in excess of the fair value of the net assets acquired (which includes approximately $117 million of customer list, non-compete and trade name intangible assets).
In May 2005, the Company acquired Active Health Management, Inc. (“Active Health”), a privately held health management and health care data analytics company, for approximately $405 million. This transaction was financed from available cash. The Company recorded approximately $309 million of goodwill associated with the acquisition of Active Health, representing the purchase price in excess of the fair value of the net assets acquired (which includes approximately $92 million of customer list, technology, and trademark intangible assets).
In January 2005, the Company acquired Strategic Resource Company (“SRC”), a privately-held administrator of group limited benefit products for part-time and hourly workers. For approximately $256 million, financed through available cash, Aetna acquired 100% of the stock of SRC and reinsured the insurance contracts administered by SRC. At December 31, 2005, approximately $67 million of the purchase price was held in escrow pending resolution of certain future events (of which $20 million was released in February 2006 upon resolution of one of the contingencies). The Company recorded approximately $140 million of goodwill associated with the acquisition of SRC representing the purchase price in excess of the fair value of the net assets acquired (which includes approximately $82 million of customer list, trademark and non-compete intangible assets).
4. Earnings Per Common Share
A reconciliation of the numerator and denominator of the basic and diluted earnings per common share (“EPS”) is as follows:

(Millions, except per common share data)	2005	2004	2003

Income from continuing operations	$1,634.5	$1,215.1	$933.8

Weighted average shares used to compute basic EPS	579.0	605.6	610.7
Dilutive effect of stock options and other	25.9	22.2	21.6

Weighted average shares used to compute diluted EPS	604.9	627.8	632.3

Basic EPS	$2.82	$2.01	$1.53

Diluted EPS	$2.70	$1.94	$1.48

5. Operating Expenses
For the years ended December 31, 2005, 2004 and 2003, selling expenses (which include broker commissions, the variable component of the Company’s internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2005	2004		2003

Selling expenses	$843.5	$700.0		$567.4

General and administrative expenses:
Salaries and related benefits	2,153.1	2,016.5	(1)	2,111.0
Other general and administrative expenses	1,362.0	1,312.3		1,476.1	(2)

Total general and administrative expenses	3,515.1	3,328.8		3,587.1

Total operating expenses	$4,358.6	$4,028.8		$4,154.5

(1)	Salaries and related benefits for the year ended December 31, 2004 include a curtailment benefit of $31.8 million related to the elimination of the dental subsidy for all retirees.

(2)	Other general and administrative expenses for the year ended December 31, 2003 include a charge of $115.4 million in connection with the settlement of a national class action lawsuit by physicians. Refer to Note 18 for further information.

6. Health Care Costs Payable
The following table shows the components of the change in health care costs payable for the years ended December 31, 2005, 2004 and 2003:

(Millions)	2005		2004	2003

Health care costs payable, beginning of the period	$1,927.1		$1,888.7	$2,194.1
Less: Reinsurance recoverables	5.6		6.5	6.7

Health care costs payable, beginning of the period — net	1,921.5		1,882.2	2,187.4

Acquisition of business	18.6		—	—
Add: Components of incurred health care costs
Current period health care costs	13,357.6		11,727.2	10,363.5
Changes in prior periods’ estimates (1)	(249.7	) (2)	(89.5)	(227.7)

Total incurred health care costs	13,107.9		11,637.7	10,135.8

Less: Claims paid
Current period	11,745.8		10,097.2	8,806.5
Prior periods	1,490.7		1,501.2	1,634.5

Total claims paid	13,236.5		11,598.4	10,441.0

Health care costs payable, end of period — net	1,811.5		1,921.5	1,882.2
Add: Reinsurance recoverables	5.5		5.6	6.5

Health care costs payable, end of the period	$1,817.0		$1,927.1	$1,888.7

(1)	Changes in prior periods’ estimates represents the effect of favorable development of prior period health care cost estimates on current year results of operations, at each financial statement date. The favorable development is primarily a result of the actual claim submission time being shorter than the Company had anticipated, and lower than expected health care cost trends, in determining health care costs payable at the prior financial statement date.

(2)	Included in the favorable development of prior period health care cost estimates reflected in 2005 is approximately $103 million related to the release of reserves related to the New York Market Stabilization Pool (refer to Note 18 for additional information).
7. Goodwill and Other Acquired Intangible Assets
Changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 were as follows:

(Millions)	2005		2004

Balance, beginning of the period	$3,687.8		$3,679.5
Goodwill acquired:
Active Health	309.1		—
HMS	290.8		—
SRC	139.8		—
Other	95.7	(1)	8.3

Balance, end of the period	$4,523.2		$3,687.8

(1)	Primarily includes goodwill recorded related to the 2005 acquisitions of certain assets from Magellan and the remaining interest in ASP. Refer to Note 3 for additional information.

Other acquired intangible assets at December 31, 2005 and 2004 were comprised of the following:

		Accumulated		Amortization
(Millions)	Cost	Amortization	Net Balance	Period (Years)

2005
Other acquired intangible assets:
Customer lists	$1,132.4	$937.5	$194.9	4-9
Provider networks	696.2	253.2	443.0	12-25
Technology	44.1	6.2	37.9	3-5
Other	29.9	3.1	26.8	3-12
Trademarks and tradenames	22.3	—	22.3	Indefinite

Total other acquired intangible assets	$1,924.9	$1,200.0	$724.9

2004
Other acquired intangible assets:
Customer lists	$919.0	$917.5	$1.5	5-7
Provider networks	679.9	225.1	454.8	20-25
Technology	4.0	—	4.0	3-5

Total other acquired intangible assets	$1,602.9	$1,142.6	$460.3

Annual pretax amortization for other acquired intangible assets over the next five calendar years is estimated to be as follows at December 31, 2005:

(Millions)

2006	$82.9
2007	79.7
2008	70.1
2009	61.5
2010	56.1

8. Investments
     Total investments at December 31, 2005 and 2004 were as follows:

	2005					2004
(Millions)	Current		Long-term		Total	Current		Long-term		Total

Debt securities:
Available for use in current operations	$13,216.9	(1)	$—		$13,216.9	$14,013.6	(1)	$—		$14,013.6
Loaned securities	1,115.7		—		1,115.7	1,150.1		—		1,150.1
On deposit, as required by regulatory authorities	—		522.4	(3)	522.4	—		553.4	(3)	553.4

Debt securities	14,332.6		522.4		14,855.0	15,163.7		553.4		15,717.1
Equity securities	34.5	(1)	26.7	(3)	61.2	34.5	(1)	40.2	(3)	74.7
Short-term investments	114.8	(1)	—		114.8	194.5	(1)	—		194.5
Mortgage loans	86.7	(2)	1,460.8		1,547.5	52.7	(2)	1,348.2		1,400.9
Investment real estate	7.4	(2)	207.2		214.6	—		274.8		274.8
Other investments	2.7	(2)	1,113.0	(3)	1,115.7	5.0	(2)	1,124.5	(3)	1,129.5

Total investments	$14,578.7		$3,330.1		$17,908.8	$15,450.4		$3,341.1		$18,791.5

(1)	Included in investment securities on the Consolidated Balance Sheets totaling $13.4 billion and $14.2 billion for 2005 and 2004, respectively.

(2)	Included in other investments on the Consolidated Balance Sheets totaling $96.8 million and $57.7 million for 2005 and 2004, respectively.

(3)	Included in long-term investments on the Consolidated Balance Sheets totaling $1.7 billion for each of 2005 and 2004.

Debt and equity securities available-for-sale (including loaned securities) at December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$1,222.6	$22.1	$11.2	$1,233.5
States, municipalities, and political subdivisions	1,584.1	23.1	9.4	1,597.8
U.S. corporate securities:
Utilities	761.5	40.5	7.6	794.4
Financial	2,064.8	50.8	14.1	2,101.5
Transportation and capital goods	774.0	62.4	4.8	831.6
Health care and consumer products	769.3	32.4	12.7	789.0
Natural resources	626.2	54.8	5.4	675.6
Other corporate securities	1,186.1	94.5	7.7	1,272.9

Total U.S. corporate securities	8,988.6	380.6	72.9	9,296.3

Foreign:
Government, including political subdivisions	653.6	39.8	2.8	690.6
Utilities and other	1,585.3	119.2	10.3	1,694.2

Total foreign securities	2,238.9	159.0	13.1	2,384.8

Residential mortgage-backed securities	1,170.4	7.3	19.1	1,158.6
Commercial and multifamily mortgage-backed securities(1)	1,170.2	48.9	15.2	1,203.9
Other asset-backed securities	542.7	1.8	9.1	535.4

Total bonds	14,110.8	597.6	129.4	14,579.0
Redeemable preferred stocks	250.7	25.3	—	276.0

Total debt securities	14,361.5	622.9	129.4	14,855.0
Equity securities	50.9	10.5	.2	61.2
Total debt and equity securities	$14,412.4	$633.4	$129.6	$14,916.2

(1)	Includes approximately $137.4 million of subordinate and residual certificates at December 31, 2005 from a 1997 commercial mortgage loan securitization which was retained by the Company.
Debt and equity securities available for sale (including loaned securities) at December 31, 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

Bonds:
U.S. government and government agencies and authorities	$1,355.9	$32.6	$4.9	$1,383.6
States, municipalities, and political subdivisions	1,403.1	39.8	2.7	1,440.2
U.S. corporate securities:
Utilities	690.6	55.3	1.1	744.8
Financial	1,745.1	78.4	5.3	1,818.2
Transportation and capital goods	830.7	86.0	.5	916.2
Health care and consumer products	1,161.2	88.3	3.4	1,246.1
Natural resources	688.5	77.8	.2	766.1
Other corporate securities	1,244.4	147.8	1.0	1,391.2

Total U.S. corporate securities	9,119.5	606.0	19.1	9,706.4

Foreign:
Government, including political subdivisions	682.4	40.5	.4	722.5
Utilities and other	1,283.6	144.0	1.8	1,425.8

Total foreign securities	1,966.0	184.5	2.2	2,148.3

Residential mortgage-backed securities	1,628.3	23.8	4.4	1,647.7
Commercial and multifamily mortgage-backed securities(1)	1,254.8	95.2	9.2	1,340.8
Other asset-backed securities	587.8	5.2	4.5	588.5

Total bonds	14,556.4	914.7	39.4	15,431.7
Redeemable preferred stocks	250.9	34.5	—	285.4

Total debt securities	14,807.3	949.2	39.4	15,717.1
Equity securities	61.5	13.2	—	74.7

Total debt and equity securities	$14,868.8	$962.4	$39.4	$15,791.8

(1)	Includes approximately $143.8 million and $70.3 million of subordinate and residual certificates at December 31, 2004 from a 1997 and 1995, respectively, commercial mortgage loan securitization which were retained by the Company.

Net realized capital gains and losses on debt securities supporting the Company’s discontinued products and experience-rated products do not impact the Company’s results of operations (refer to Note 2 for additional information). As a result, changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income (loss). Debt securities (including loaned securities) supporting discontinued, experience-rated and remaining products at December 31, 2005 and 2004 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

2005
Supporting discontinued products	$3,093.3	$269.7	$20.1	$3,342.9
Supporting experience-rated products	1,817.9	119.7	16.8	1,920.8
Supporting remaining products	9,450.3	233.5	92.5	9,591.3

Total available for sale debt securities	$14,361.5	$622.9	$129.4	$14,855.0

2004
Supporting discontinued products	$3,358.3	$374.2	$5.2	$3,727.3
Supporting experience-rated products	1,907.1	181.1	4.3	2,083.9
Supporting remaining products	9,541.9	393.9	29.9	9,905.9

Total available for sale debt securities	$14,807.3	$949.2	$39.4	$15,717.1

The fair value of debt securities as of December 31, 2005 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

Fair
(Millions)	Value

Due to mature:
One year or less	$666.7
After one year, through five years	2,456.2
After five years, through ten years	3,471.1
After ten years	5,363.1
Mortgage-backed securities	2,362.5
Other asset-backed securities	535.4

Total	$14,855.0

As of December 31, 2005 and 2004, the amount of gross unrealized losses and related fair value for debt and equity securities were as follows:

	Less than 12 months		Greater than 12 months (1)		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

2005
Debt securities:
U.S. treasury obligations	$350.9	$3.4	$213.1	$5.5	$564.0	$8.9
States and political subdivisions	623.1	5.8	76.5	1.9	699.6	7.7
Foreign governments	199.5	3.3	36.3	.8	235.8	4.1
Corporate	2,330.3	54.6	387.6	10.2	2,717.9	64.8
Federal agency mortgage-backed securities	578.5	10.4	291.3	9.1	869.8	19.5
Other	570.4	11.4	302.5	13.0	872.9	24.4

Total debt securities	4,652.7	88.9	1,307.3	40.5	5,960.0	129.4
Equity securities	4.1	.2	—	—	4.1	.2

Total debt and equity securities	$4,656.8	$89.1	$1,307.3	$40.5	$5,964.1	$129.6

2004
Debt securities:
U.S. treasury obligations	$712.1	$5.1	$7.0	$.1	$719.1	$5.2
States and political subdivisions	164.2	2.1	8.0	.2	172.2	2.3
Foreign governments	117.6	.7	8.2	.1	125.8	.8
Corporate	876.5	10.3	77.3	2.7	953.8	13.0
Federal agency mortgage-backed securities	424.7	2.5	85.1	1.8	509.8	4.3
Other	612.6	8.3	62.3	5.5	674.9	13.8

Total debt securities	2,907.7	29.0	247.9	10.4	3,155.6	39.4
Equity securities	—	—	4.3	—	4.3	—

Total debt and equity securities	$2,907.7	$29.0	$252.2	$10.4	$3,159.9	$39.4

(1)	At December 31, 2005 and 2004, debt and equity securities in an unrealized loss position for greater than twelve months of $7 million and $3 million, respectively, and related fair value of $186 million and $78 million, respectively, related to discontinued and experience-rated products.
Based on the Company’s evaluation, there has not been an adverse change in the expected cash flows for investments that have been in an unrealized loss position for greater than twelve months, and therefore no other-than-temporary impairment was determined to have occurred on these investments during 2005 or 2004.
At December 31, 2005 and 2004, the Company’s mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2005	2004

South Atlantic	$373.3	$414.5
Middle Atlantic	308.7	232.4
New England	100.7	60.7
South Central	69.1	31.8
North Central	259.0	280.6
Pacific and Mountain	436.7	380.8
Non-U.S.	—	.1

Total	$1,547.5	$1,400.9

(Millions)	2005	2004

Office	$578.3	$448.6
Retail	227.9	249.9
Apartment	239.7	241.3
Hotel/Motel	25.5	28.9
Industrial	421.6	386.3
Mixed Use	54.4	45.8
Other	.1	.1

Total	$1,547.5	$1,400.9

At December 31, 2005 and 2004, the total recorded investment in mortgage loans that are considered to be impaired (including problem, restructured and potential problem loans) were $1.9 million and $19.8 million, respectively, with a related specific reserve of $3.5 million at December 31, 2004. The Company had no specific reserves at December 31, 2005.

The Company does not have any material relationships with variable interest entities (“VIEs”) which would require consolidation. The Company does have relationships with certain real estate and hedge fund partnerships that are considered VIEs. However, the Company would not be considered the primary beneficiary of these investments. The Company records the amount of its investment in these partnerships as investment real estate and other long-term assets on its Consolidated Balance Sheet and recognizes its share of partnership income or losses in earnings. The Company’s maximum exposure to loss as a result of its investment in these partnerships is its investment balance at December 31, 2005 and 2004 of approximately $124 million and $153 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which the Company does not believe is significant. The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $1.9 billion and $1.8 billion as of December 31, 2005 and 2004, respectively. The hedge fund partnerships had total assets of approximately $123 million and $93 million at December 31, 2005 and 2004, respectively.
Investment real estate holdings at December 31, 2005 and 2004 were as follows:

(Millions)	2005	2004

Properties held for sale	$7.4	$—
Investment real estate	220.7	285.8

Gross carrying value of real estate	228.1	285.8
Valuation reserve	(13.5)	(11.0)

Investment real estate	$214.6	$274.8

Accumulated depreciation for investment real estate was $15 million at December 31, 2005 and 2004.
Total real estate write-downs included in the net carrying value of the Company’s real estate holdings at December 31, 2005 and 2004 were $9 million and $12 million, respectively.
Sources of net investment income for the years ended December 31, 2005, 2004 and 2003 were as follows:

(Millions)	2005	2004	2003

Debt securities	$838.2	$872.4	$855.0
Mortgage loans	136.8	133.2	129.5
Other	166.2	95.4	160.5

Gross investment income	1,141.2	1,101.0	1,145.0
Less: Investment expenses	(38.2)	(38.5)	(50.0)

Net investment income (1)	$1,103.0	$1,062.5	$1,095.0

(1)	Includes amounts related to experience-rated contract holders of $143.6 million, $156.4 million and $167.5 million during the years ended December 31, 2005, 2004 and 2003, respectively. Interest credited to contract holders is included in current and future benefits in the Consolidated Statements of Income.
9. Capital Gains and Losses on Investments and Other
Net realized capital gains (losses) for the years ended December 31, 2005, 2004 and 2003, excluding amounts related to experience-rated contract holders and discontinued products, on investments were as follows:

(Millions)	2005	2004	2003

Debt securities	$15.8	$57.0	$81.7
Equity securities	.8	13.0	(.5)
Other	15.7	.8	(16.0)

Pretax net realized capital gains	$32.3	$70.8	$65.2

After tax net realized capital gains	$21.1	$45.9	$42.0

Net realized capital gains of $5 million, $13 million and $45 million for 2005, 2004 and 2003, respectively, related to experience-rated contract holders were deducted from net realized capital gains and an offsetting amount was reflected in policyholders’ funds. Net realized capital gains of $22 million, $38 million and $111 million for the years ended December 31, 2005, 2004 and 2003, respectively, related to discontinued products were deducted from net realized capital gains and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products.
Proceeds from the sale of debt securities and the related gross realized capital gains and losses were as follows (excludes experience-rated contract holders and discontinued products):

(Millions)	2005	2004	2003

Proceeds on sales	$10,324.9	$9,269.4	$12,328.0
Gross realized capital gains	66.5	101.5	139.2
Gross realized capital losses	53.8	44.0	53.5

10. Other Comprehensive Income (Loss)
Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contract holders and discontinued products) for the years ended December 31, 2005, 2004 and 2003.

	Net Unrealized Gains (Losses)			Minimum	Total Other
	Foreign			Pension	Comprehensive
(Millions)	Securities	Currency	Derivatives	Liability	Income (Loss)

Balance at December 31, 2002	$282.0	$5.5	$(2.7)	$(755.2)	$(470.4)
Net unrealized gains on securities ($35.7 pretax)	23.2	-	-	-	23.2
Net foreign currency gains ($6.7 pretax)	-	4.3	-	-	4.3
Net derivative gains ($.5 pretax)	-	-	.3	-	.3
Pension liability adjustment ($79.6 pretax)	-	-	-	51.8	51.8
Reclassification to earnings ($(26.5) pretax)	(17.6)	-	.4	-	(17.2)

Balance at December 31, 2003	287.6	9.8	(2.0)	(703.4)	(408.0)
Net unrealized losses on securities ($(40.0) pretax)	(26.0)	-	-	-	(26.0)
Net foreign currency gains ($2.4 pretax)	-	1.5	-	-	1.5
Net derivative gains ($1.2 pretax)	-	-	.8	-	.8
Pension liability adjustment ($(145.0) pretax)	-	-	-	(94.3)	(94.3)
Reclassification to earnings ($(23.9) pretax)	(15.9)	-	.4	-	(15.5)

Balance at December 31, 2004	245.7	11.3	(.8)	(797.7)	(541.5)
Net unrealized losses on securities ($(223.9) pretax)	(145.5)	-	-	-	(145.5)
Net foreign currency gains ($1.1 pretax)	-	.7	-	-	.7
Net derivative losses ($(4.0) pretax)	-	-	(2.6)	-	(2.6)
Pension liability adjustment ($1,127.7 pretax)	-	-	-	733.0	733.0
Reclassification to earnings ($9.6 pretax)	3.9	-	2.3	-	6.2

Balance at December 31, 2005	$104.1	$12.0	$(1.1)	$(64.7)	$50.3

11. Income Taxes
Income taxes for the years ended December 31, 2005, 2004 and 2003 consist of the following:

(Millions)	2005	2004	2003

Current taxes:
Federal	$674.4	$450.7	$352.4
State	52.1	39.5	44.6

Total current taxes	726.5	490.2	397.0

Deferred taxes (benefits):
Federal	187.5	206.2	94.6
State	(1.1)	(12.6)	16.2

Total deferred income taxes	186.4	193.6	110.8

Total income taxes	$912.9	$683.8	$507.8

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2005	2004	2003

Income from continuing operations before income taxes	$2,547.4	$1,898.9	$1,441.6
Tax rate	35%	35%	35%

Application of the tax rate	891.6	664.6	504.6
Tax effect of:
State income taxes	38.0	26.4	33.1
Tax credits	(27.1)	(21.8)	(22.5)
Tax-exempt interest	(13.4)	(11.5)	(10.1)
Other, net	23.8	26.1	2.7

Income taxes	$912.9	$683.8	$507.8

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are as follows:

(Millions)	2005	2004

Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$219.1	$199.6
Employee and post-retirement benefits (including minimum pension liability)	—	278.8
Deferred income	23.3	22.1
Deferred policy costs	49.2	44.3
Investments, net	97.6	98.8
Net operating loss carry forwards	28.2	35.1
Insurance reserves	66.2	60.4
Physician class action settlement	—	30.2
Other	65.4	51.9

Total gross assets	549.0	821.2
Less: Valuation allowance	15.7	32.8

Assets, net of valuation allowance	533.3	788.4

Deferred tax liabilities:
Goodwill and other acquired intangible assets	166.8	81.5
Accumulated other comprehensive income	61.9	137.9
Depreciation and amortization	101.9	70.6
Employee and post-retirement benefits	205.3	—
Physician class action settlement	22.6	—
Other	.3	2.4

Total gross liabilities	558.8	292.4

Net deferred tax (liability) asset (1)	$(25.5)	$496.0

(1)	Includes ($10.4) million and $196.0 million classified as current (liabilities) assets at December 31, 2005 and 2004, respectively, and ($15.1) million and $300.0 million classified as noncurrent (liabilities) assets at December 31, 2005 and 2004, respectively.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. A valuation allowance has been established on certain acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization. The Company has recognized $92 million of net deferred tax assets on Aetna Life Insurance Company (which was not consolidated for tax purposes in 2005 or 2004) and $118 million of net deferred tax liabilities on the remaining consolidated group. Management’s views on the future realization of deferred tax assets are based on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.
The Policyholders’ Surplus Account, which arose under prior tax law, is generally that portion of a life insurance company’s statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders’ Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was $374 million at December 31, 2005, adjusted for Internal Revenue Service (the “IRS”) audits finalized to date. This amount would be taxed only under certain conditions. On October 11, 2004 the President signed into law the American Jobs Creation Act of 2004 (the “Job Act”) which suspends taxation of the Policyholders’ Surplus Account for a two year period. The Job Act allows the Company to reduce the Policyholders’ Surplus Account in 2005 and 2006 at no tax cost. Management believes that its current capital plans will result in elimination of the potential tax on Policyholders’ Surplus Account by the end of the suspension period.
In 2004, the IRS completed the audit of Aetna’s former parent company’s 1984 through 2000 (prior to December 13, 2000) tax returns and the Company’s 2000 (subsequent to December 13, 2000) through 2001 tax returns. In conjunction with the completion of these audits, the Company was notified that the Congressional Joint Committee on Taxation (the “Joint Committee”) approved a tax refund of approximately $740 million, including interest, relating to businesses that were sold in the 1990s by Aetna’s former parent company. Also in 2004, the Company filed for, and was approved for, a $35 million tax refund related to businesses that were sold by Aetna’s former parent company. As a result of the resolution of these audits, the Company recorded favorable adjustments of approximately $255 million to existing tax liabilities for a total of $1.03 billion of income from discontinued operations in 2004. The Company received approximately $666 million of the tax refunds during 2004, $69 million during 2005, and the remainder in February 2006 (refer to Note 21).
In 2004, the IRS commenced an audit of the Company’s 2002 through 2003 returns and a limited examination of the Company’s 2001 life insurance subsidiary return. In 2005 the IRS completed these audits and the Company agreed to the final audit results. The Company had established adequate reserves for the additional taxes and interest that resulted from these recently completed audits.
The Company paid (received refunds of) net income taxes of $247 million, $(331) million and $488 million in the years ended December 31, 2005, 2004 and 2003, respectively. Income taxes were reduced as a result of deductions of approximately $203 million, $190 million and $76 million in 2005, 2004 and 2003, respectively, due to employee exercises of stock options.
12. Employee Benefit Plans
Defined Benefit Retirement Plans — The Company sponsors various noncontributory defined benefit plans, including two pension plans that cover substantially all employees and other post-retirement plans (“OPEB”) that provide certain health care, dental and life insurance benefits for retired employees, including those of Aetna’s former parent company.

The Company provides for certain of its employees a noncontributory, defined benefit pension benefit under two plans, the Aetna Pension Plan, a tax-qualified pension plan, and the Supplemental Pension Plan, which provides benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans. The pension benefits accrued by employees are based on formulas which are dependant on the employee’s effective date of hire. Employees hired or rehired after December 31, 1998 accrue benefits based on a cash balance formula, which credits employees annually with an amount equal to eligible pay based on age and years of service, as well as an interest credit based on individual account balances. Employees hired before December 31, 1998 accrue benefits using the greater of a final average pay formula or the Company’s cash balance formula, until December 31, 2006.
Effective January 1, 2007, all pension plan participants will accrue future benefits under the same cash balance formula. In addition, as of January 1, 2007, no new benefits will accrue under the Supplemental Pension Plan. Participants will continue to participate in the Aetna Pension Plan, up to the applicable wage limits each year.
In addition, the Company currently provides certain medical care, dental and life insurance benefits for retired employees, including those of Aetna’s former parent company. A comprehensive medical plan is offered to all full-time employees who terminate employment at age 45 or later with at least five years of service. The Company provides subsidized health benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits). There is a cap on the portion of the cost paid by the Company relating to medical and dental benefits. The plan assets are held in trust, administered by an affiliated company, Aetna Life Insurance Company.
In January 2003, the Company amended its post-retirement medical and dental plans. Beginning January 1, 2004, the Company began phasing-out the retiree medical subsidy for active employees (and eligible dependents) who terminate employment after December 31, 2004. The subsidy will decrease 25% each year until it is eliminated for employees terminating employment on or after January 1, 2007. The 2003 amendment also included the elimination of the retiree dental subsidy for active employees who terminate employment on or after January 1, 2003. As a result of the 2003 amendment, the Company recorded a curtailment benefit of approximately $34 million pretax in 2003. In January 2004, the Company made an additional plan amendment to eliminate the dental subsidy for all retirees. As a result of the 2004 amendment, the Company recorded a curtailment benefit of approximately $32 million pretax in 2004. All current and future retirees and employees who terminate employment at age 45 or later with at least 5 years of service are eligible to participate in the Company’s group health plans at their own cost.
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act expands Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals beginning in 2006. The Medicare Act provides employers currently sponsoring prescription drug programs for Medicare-eligible individuals with a range of options for coordinating with the new Medicare prescription drug program that can potentially reduce employer program cost. These options include: (1) supplementing the Medicare program on a secondary payer basis; (2) accepting a direct subsidy from the federal government to support a portion of the cost of the employer’s program; and (3) direct contracting with a Medicare Prescription Drug Plan (“PDP”) to provide prescription drug benefits to the employer’s Medicare-eligible retirees.
In 2004, the Company adopted FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”), which required employers to recognize the potential savings from the direct federal subsidy if their plans were expected to qualify for the subsidy. At the time of adoption of this FSP, the Company’s post-retirement medical plan was expected to qualify for the direct federal subsidy. Adoption of FSP 106-2 in 2004 resulted in a reduction in the Company’s accumulated post-retirement benefit obligation of approximately $23 million.

In 2005, the Company elected to pursue a direct contracting strategy with a PDP beginning in 2006 rather than file for the direct federal subsidy, consistent with its strategy of offering a PDP as part of its overall product offerings to consumers. The loss of the previously recognized savings from the federal subsidy was offset by the prescription drug cost savings due to the direct contracting strategy and pursuant to FSP 106-2, the net impact was accounted for as a negative prior service cost in 2005.
The Company uses a September 30 measurement date for determining benefit obligations and the fair value of plan assets of its pension and OPEB plans.
The following table shows the changes in the benefit obligations during 2005 and 2004 for the pension and OPEB plans. For the pension plans, the benefit obligation is the projected benefit obligation. For the OPEB plans, the benefit obligation is the accumulated postretirement benefit obligation.

	Pension Plans		OPEB Plans
(Millions)	2005	2004	2005	2004

Benefit obligation, beginning of year	$4,699.7	$4,302.9	$494.6	$477.8
Service cost	92.7	75.9	.4	.4
Interest cost	273.9	261.4	28.2	24.7
Actuarial losses/other	240.1	328.5	16.9	79.6
Plan amendments/other	—	—	(13.8)	(10.7)
Curtailment benefit	—	—	—	(30.7)
Benefits paid	(262.0)	(269.0)	(49.9)	(46.5)

Benefit obligation, end of year	$5,044.4	$4,699.7	$476.4	$494.6

For 2005 and 2004, the Company’s pension plans had accumulated benefit obligations of approximately $5.0 billion and $4.6 billion, respectively.
The weighted average assumptions used to determine the benefit obligations of the pension and OPEB plans as of the Company’s measurement date (September 30) for 2005 and 2004 were as follows:

	Pension Plans		OPEB Plans
	2005	2004	2005	2004

Discount rate	5.77%	6.00%	5.59%	6.00%
Rate of increase in future compensation levels	4.51	3.00	—	—

The discount rates used to determine the benefit obligation of Company’s pension and OPEB plans at September 30, 2005 were calculated using a yield curve as of that date (the discount rate used at September 30, 2004 was set by benchmarking against investment grade corporate bonds). The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The discount rates for 2005 differ for the Company’s pension and OPEB plans due to the nature of projected benefit payments for each plan.
The following table reconciles the beginning and ending balances of the fair value of plan assets during 2005 and 2004 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2005	2004	2005	2004

Fair value of plan assets, beginning of year	$4,221.2	$3,494.5	$70.2	$69.0
Actual return of plan assets	597.6	421.4	2.7	3.4
Employer contributions	264.9	574.3	47.9	44.3
Benefits paid	(262.0)	(269.0)	(49.9)	(46.5)

Fair value of plan assets, end of year	$4,821.7	$4,221.2	$70.9	$70.2

The funded status of the plans is calculated as the difference between the benefit obligation and the fair value of plan assets. The funded status as of the Company’s measurement date (September 30), as well as the amounts not yet recognized on the Consolidated Balance Sheets as of December 31, 2005 and 2004 for the pension and OPEB plans were as follows:

	Pension Plans		OPEB Plans
(Millions)	2005	2004	2005	2004

Funded status at September 30	$(222.7)	$(478.5)	$(405.5)	$(424.4)
Unrecognized net losses	1,228.2	1,290.0	157.6	144.8
Unrecognized prior service cost	27.7	30.7	(32.0)	(19.6)

Net amount recognized at September 30	1,033.2	842.2	(279.9)	(299.2)
Contributions made in the fourth quarter	5.8	4.7	13.4	13.2

Net amount recognized at December 31	$1,039.0	$846.9	$(266.5)	$(286.0)

The net amount recognized on the Consolidated Balance Sheets as of December 31, 2005 and 2004 for the pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2005	2004	2005	2004

Prepaid pension asset (1)	$1,199.6	$—	$—	$—
Accrued benefit liabilities (2)	(260.1)	(413.5)	(266.5)	(286.0)
Intangible asset	—	33.3	—	—
Accumulated other comprehensive income	99.5	1,227.1	—	—

Net amount recognized	$1,039.0	$846.9	$(266.5)	$(286.0)

(1)	Included in other long-term assets on the Company’s Consolidated Balance Sheets.

(2)	Included in other long-term liabilities on the Company’s Consolidated Balance Sheets.
Components of the net periodic benefit cost (income) for the years ended December 31, 2005, 2004 and 2003 for the pension and OPEB plans were as follows:

	Pension Plans				OPEB Plans
(Millions)	2005		2004	2003	2005	2004		2003

Service cost	$92.7		$75.9	$74.8	$.4	$.4		$.3
Interest cost	273.9		261.4	258.5	28.2	24.7		28.2
Expected return on plan assets	(370.2)		(310.6)	(255.4)	(4.5)	(4.4)		(4.7)
Amortization of prior service cost	5.3		5.6	4.6	(1.3)	(1.3)		(.6)
Recognized net actuarial loss	74.5		64.2	76.0	5.8	2.5		.2

Net periodic benefit cost before curtailment benefit	76.2		96.5	158.5	28.6	21.9		23.4
Curtailment benefit	(2.3	)(1)	—	—	—	(31.8	)(2)	(34.0	)(3)

Net periodic benefit cost (income)	$73.9		$96.5	$158.5	$28.6	$(9.9)		$(10.6)

(1)	Reflects a plan amendment eliminating the accrual of new benefits under the Supplemental Pension Plan, as discussed above.

(2)	Reflects a plan amendment eliminating the dental subsidy for all retirees, as discussed above.

(3)	Reflects plan amendments related to the phase-out of the retiree medical subsidy for certain employees and elimination of the retiree dental subsidy for certain employees, as discussed above.
The weighted average assumptions used to determine net periodic benefit cost (income) for the years ended December 31, 2005, 2004 and 2003 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	8.75	8.75	9.00	6.50	6.50	7.00
Rate of increase in future compensation levels	3.00	3.25	3.75	—	—	—

The Company assumes different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of its OPEB plans. The assumed medical cost trend rate for 2006 is 9%, decreasing gradually to 5% by 2010. The assumed prescription drug cost trend rate for 2006 is 14%, decreasing gradually to 5% by 2015. These assumptions reflect the Company’s historical as well as expected future trends for its retirees. In addition, the trend assumptions reflect factors specific to the Company’s retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. An increase in the health care cost trend rate of one percentage point would increase the post-retirement benefit obligation as of December 31, 2005 by approximately $15 million and would increase service and interest costs by approximately $1 million. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the post-retirement benefit obligation as of December 31, 2005 by approximately $14 million and would decrease service and interest costs by approximately $1 million.
The asset allocation of the pension and OPEB plans as of the measurement date (September 30) and the target asset allocation, presented as a percentage of the total plan assets, were as follows :

	Pension Plans			OPEB Plans
			Target			Target
(Millions)	2005	2004	Allocation	2005	2004	Allocation

Equity securities	68%	67%	60-70%	10%	12%	5-15%
Debt securities	25	26	20-30	87	85	80-90
Real estate/other	7	7	5-15	3	3	2-10

Total	100%	100%		100%	100%

The Company’s pension plans invest in a diversified mix of traditional asset classes. Investments in U.S. and international equity securities, fixed income securities, real estate and cash are intended to maximize long-term returns while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Risk tolerance of unexpected investment and actuarial outcomes is continually evaluated by understanding the pension plan’s liability characteristics. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short and long-term horizons, and by assessing the Company’s financial condition and its future potential obligations from both the pension and general corporate requirements. Complementary investment styles, such as growth and value equity investing techniques, are utilized by multiple investment advisors to further improve portfolio and operational risk characteristics. Equity investments, both active and passively managed, are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.
Asset allocations and investment performance are formally reviewed quarterly by the plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analysis of assets and liabilities are also performed periodically.
The Company has several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.
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
The Company’s current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. The Company may elect to voluntarily contribute amounts to its tax-qualified pension plan. The Company does not have any regulatory contribution requirements for 2006; however, the Company made a voluntary contribution of $180 million to the Aetna Pension Plan in January 2006 and intends to make an additional $65 million contribution in 2006. Employer contributions related to the Supplemental Pension Plan and OPEB plans represent payments to retirees for current benefits.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, as of December 31, 2005 were as follows:

(Millions)	Pension Plans	OPEB Plans

2006	$274.6	$45.7
2007	285.3	43.6
2008	291.9	39.9
2009	298.2	39.1
2010	397.9	38.3
2011-2015	1,723.0	172.6

401(k) Plan – Substantially all of the Company’s employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions, which may be invested in common stock of the Company or certain other investments, are matched by the Company. The Company provides for a match of up to 50% of the first 6% of eligible pay contributed to the plan. The matching contributions are made in cash and invested according to each participant’s investment elections. The costs to the Company in 2005, 2004 and 2003 associated with this plan, including a performance-based contribution made in 2003, were $36 million, $33 million and $75 million, respectively. The plan trustee held 14.5 million shares of the Company’s common stock for plan participants at December 31, 2005.
Employee Incentive Plans
Stock-based Employee Incentive Plans — The Company’s Stock-based Employee Incentive Plans (the “Plans”) provide for stock option awards, deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2005, 68.0 million shares were available for grant under the Plans. In 2006, the Company granted stock appreciation rights as well as restricted stock units to certain employees (refer to Note 14 for additional information).
Stock Options — Executive, middle management and non-management employees may be granted options to purchase common stock of the Company at or above the market price on the date of grant. Options generally become 100% vested three years after the grant is made, with one-third of the options vesting each year. From time to time, the Company has issued options with different vesting provisions (refer to Note 14). Vested options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised options expire.
The Company’s stock option transactions for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
(Number of shares in millions)	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	67.2	$11.21	91.3	$8.74	113.1	$8.14
Granted	8.8	33.61	15.2	19.47	21.2	10.61
Exercised	(21.5)	11.34	(37.6)	8.45	(38.4)	7.90
Expired or forfeited	(1.1)	14.49	(1.7)	13.61	(4.6)	9.56

Outstanding, end of year	53.4	$14.80	67.2	$11.21	91.3	$8.74

Options exercisable, end of year	42.7	$12.76	50.6	$11.50	60.0	$8.10

The following is a summary of information regarding options outstanding and options exercisable at December 31, 2005 (Number of options in millions):

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$4.53 - $9.06	17.5	4.8	$7.68	17.5	$7.68
9.06 - 13.59	17.8	5.7	10.45	13.1	10.44
13.59 - 18.12	.3	7.6	15.39	.1	15.36
18.12 - 22.65	9.3	7.7	19.47	9.2	19.46
22.65 - 27.18	.1	8.4	23.43	—	23.68
27.18 - 31.71	.1	9.0	30.50	—	27.54
31.71 - 36.24	8.0	8.7	33.38	2.8	33.38
36.24 - 40.77	.2	9.4	38.60	—	36.84
40.77 - 45.30	.1	9.6	42.08	—	—

$4.53 - $45.30	53.4	6.2	$14.80	42.7	$12.76

Performance Units – During 2005 and 2004, the Company granted performance unit awards to certain executives as part of a long-term incentive program. The value of the performance units is equal to $100. The performance units granted in 2004 vested on December 31, 2005 and the performance units granted in 2005 will vest on December 31, 2006. The number of vested performance units at December 31, 2005 and 2006 is dependent upon the degree to which the Company achieves performance goals as determined by the Board’s Committee on Compensation and Organization (the “Compensation Committee”). If certain defined performance metrics are achieved, the vesting could go as high as 260% for the 2005 grants. In January 2006, the Compensation Committee determined that the 2004 grants vested at 158.7% of target.
During 2002, the Company granted performance stock units to certain executives. The value of the performance stock units were equal to the Company’s stock price, although the units were not actual shares of stock and did not pay dividends (but were payable in shares of stock or cash, except as discussed below). The performance stock units were granted with the ability to vest as early as December 31, 2003 (“accelerated vesting”) if the Company met or exceeded performance goals set by the Board. The determination of whether or not performance goals were achieved was made by the Compensation Committee. The number of vested performance stock units was dependent upon the degree to which the Company achieved the performance goals. The vesting could go as high as 200% if operating earnings, as defined, were 25% above performance goals. In 2003, the Compensation Committee determined that accelerated vesting at 200% of target applied to these grants as the Company exceeded performance goals set by the Board. Accordingly, the Company recognized all remaining compensation expense associated with these grants in 2003. Distributions to participants occurred after approval by the Compensation Committee in the first quarter of 2004.
The Company’s performance and incentive unit transactions for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Number of Incentive Units
(Millions)	2005	2004	2003

Outstanding, beginning of year	.2	—	1.9
Granted	.3	.2	—
Vested	(.2)	—	(1.9)
Expired or forfeited	(.1)	—	—

Outstanding, end of year	.2	.2	—

The costs to the Company associated with the Company’s performance and incentive units for 2005, 2004 and 2003 were $43 million, $17 million and $60 million, respectively.

Employee Stock Purchase Plan — The Company’s shareholders approved the Aetna Inc. Employee Stock Purchase Plan (the “ESPP”) at the Company’s Annual Meeting on April 26, 2002. At December 31, 2005, 23.3 million of the Company’s common shares were reserved for issuance in accordance with the ESPP’s provisions. All employees of the Company are eligible to participate in the ESPP if employed immediately prior to the first day of the offering period. Employees may contribute a percentage of their base salary through payroll deductions. Contributions are accumulated for a six-month period and used to purchase stock at the end of the offering period (the “Purchase Date”). On the Purchase Date, stock is purchased for all participating employees based on the contributions accumulated (subject to a $25,000 annual limit per employee). For all accumulation periods except the one commencing on December 19, 2005, the purchase price of the stock was based on a ten percent discount of the lesser of the stock price at the beginning or the end of the offering period. On December 19, 2005, another six-month accumulation period commenced. This accumulation period ends June 16, 2006, and the purchase price for this offering is at a 5% discount of the stock’s fair market value on June 16, 2006. During 2005, 2004 and 2003, activity in the ESPP was as follows (in millions, except per share purchase price):

	Approximate	Per Share
	Number of	Purchase
Six-month Accumulation Period (Offering Period)	Shares Purchased	Price (1)

January 3, 2003 to June 20, 2003	.4	$9.53
July 3, 2003 to December 19, 2003	.4	13.94
January 2, 2004 to June 18, 2004	.4	15.23
June 21, 2004 to December 17, 2004	.3	18.89
December 20, 2004 to June 17, 2005	.3	27.80
June 20, 2005 to December 16, 2005	.3	38.29

(1)	The purchase price of the stock is based on the lesser of the fair market value of the stock price at the beginning or end of the offering period, reduced by the discount offered. The shares were purchased at the end of the offering period.
13. Debt
The carrying value of long-term debt at December 31, 2005 and 2004 were as follows:

(Millions)	2005	2004

Senior notes, 7.375%, due 2006	$450.0	$449.6
Senior notes, 7.875%, due 2011	448.1	447.7
Senior notes, 8.50%, due 2041	707.6	712.4

Total long-term debt	1,605.7	1,609.7
Less current portion of long-term debt (1)	(450.0)	—

Long-term debt, less current portion	$1,155.7	$1,609.7

(1)	At December 31, 2005, there were no short-term borrowings outstanding. The 7.375% senior notes due March 2006 have been classified as current in the accompanying Consolidated Balance Sheet at December 31, 2005.
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
In December 2005, the Company filed a new shelf registration statement to sell debt securities, common stock, preferred stock, purchase contracts, warrants to purchase common stock or warrants to purchase debt securities, or units that may include any of these securities or securities of other entities. Specific terms of these securities will be provided in prospectus supplements. This registration statement replaced the February 2001 shelf registration statement which was not fully utilized. The Company has not yet issued any securities under this shelf registration statement. The Company may publicly offer securities from time to time at prices and terms to be determined at the time of offering.

During 2005, there were no short-term borrowings outstanding. The Company’s short-term borrowing capacity consisted of an $800 million credit facility which was scheduled to terminate in November 2009. The credit facility also provided for the issuance of letters of credit at the Company’s request, up to $150 million, which counted as usage of the available commitments under the facility. The credit facility permitted the aggregate commitments under the facility to be expanded to a maximum of $1 billion upon the agreement of the Company and one or more financial institutions. Various interest rate options were available under the facility. Any revolving borrowings matured on the termination date of the credit facility. The Company paid facility fees on the facility ranging from .08% to .225% per annum, depending upon its long-term senior unsecured debt rating. The facility fee at December 31, 2005 was at an annual rate of .11%.
On January 20, 2006, the Company entered into an amended and restated unsecured $1 billion, five-year revolving credit agreement (the “new credit facility”) superceding the above mentioned previously existing credit facility. The new credit facility also provides letters of credit at the Company’s request, up to $150 million, which count as usage of the available commitments under the facility. The new credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1.35 billion upon the Company’s agreement with one or more financial institutions. Various interest rate options are available under the new credit facility. Any revolving borrowings mature on the termination date of the new credit facility. The Company pays facility fees on the new credit facility ranging from .05% to .175% per annum, depending upon the Company’s long-term senior unsecured debt rating. The new credit facility contains a financial covenant that requires the Company to maintain its ratio of total debt to consolidated capitalization as of the end of each fiscal quarter ending on or after December 31, 2005 at or below .4 to 1.0. For this purpose, consolidated capitalization equals the sum of shareholders’ equity, excluding any minimum pension liability adjustment and any net unrealized capital gains and losses, and total debt (as defined in the facility). The Company met this requirement at December 31, 2005.
Total interest paid by the Company was $121 million in 2005 and $104 million in each of 2004 and 2003.
In January 2006, certain subsidiaries of the Company entered in a one-year $45 million variable funding credit program with a bank to provide short-term liquidity to those subsidiaries. Any borrowings under this program will be secured by certain assets of those subsidiaries.
14. Capital Stock
On February 10, 2006, the Compensation Committee approved a grant of approximately 5.0 million shares of stock appreciation rights (“SARs”) as well as approximately .6 million restricted stock units (“RSUs”) to certain employees. The SARs will be settled in stock, net of taxes, based on the appreciation in the Company’s stock price over $50.21 per share. The SARs will become 100% vested three years from the grant date, with one-third of the SARs vesting each year, although 1.0 million of the SARs will vest over a one-year period. For each RSU granted, employees receive one share of common stock at the end of the vesting period. The RSUs will become 100% vested three years from the grant date. On February 11, 2005, the Compensation Committee granted approximately 8.0 million stock options to employees to purchase common shares of the Company at $33.38 per share. The February 11, 2005 grants will become 100% vested three years from the grant date (one-third of the options vesting on June 30, 2005 and the remaining grants will vest on the second and third anniversaries of the grant date). On January 30, 2004, the Compensation Committee approved a grant to employees of approximately 14.4 million stock options to purchase common shares of the Company at $19.38 per share. The January 30, 2004 grants vested December 31, 2004. On February 27, 2003, the Compensation Committee approved a grant to employees of approximately 20.0 million stock options to purchase common shares of the Company at $10.47 per share. The February 27, 2003 grants will become 100% vested three years from the grant date, with one-third of the options vesting each year. During 2005, the Company issued approximately 22.3 million shares of common stock for benefit plans, predominately related to stock option exercises.
On September 29, 2005, the Board declared an annual cash dividend of $.02 per common share to shareholders of record at the close of business on November 16, 2005. The $11 million dividend was paid on November 30, 2005.

From time to time, the Board authorizes the Company to repurchase its common stock. The activity in Board authorized share repurchase programs for the years ended December 31, 2005, 2004 and 2003 were as follows:

				Shares Purchased
				2003		2004			2005
	Number of		Purchase
	Shares		Not to
(Millions)	Authorized		Exceed	Shares	Cost	Shares		Cost	Shares		Cost

Authorization date:
June 28, 2002	20.0		$250.0	13.2	$189.0	—		$—	—		$—
June 27, 2003	30.0		500.0	17.0	249.2	—		—	—		—
December 5, 2003(1)	40.0		750.0	.4	7.0	34.0		743.0	—		—
April 30, 2004	N/A	(2)	750.0	—	—	30.4		750.0	—		—
September 24, 2004	N/A	(2)	750.0	—	—	—		—	20.4		750.0
February 25, 2005	N/A	(2)	750.0	—	—	—		—	17.8		750.0
September 29, 2005	N/A	(2)	750.0	—	—	—		—	3.6		169.1

Total repurchases				30.6	$445.2	64.4		$1,493.0	41.8		$1,669.1	(3)

Repurchase authorization remaining as of December 31,				39.6	$743.0	N/A	(2)	$750.0	N/A	(2)	$580.9

(1)	The December 5, 2003 Board authorization replaced the June 27, 2003 authorization.

(2)	The 2004 and 2005 Board authorizations do not limit the number of shares of common stock that may be repurchased.

(3)	Approximately $19 million of the 2005 repurchases were settled in early January 2006.
On January 27, 2006, the Company’s Board authorized an additional $750 million share repurchase program which will commence upon completion of the September 29, 2005 authorization.
In connection with the stock splits described in Note 1, the Board approved two amendments to the Company’s Articles of Incorporation. The amendments increased the number of authorized common shares of the Company to 1.5 billion shares effective March 11, 2005 and again to 2.9 billion effective February 17, 2006. These increases are in the same proportion that the shares distributed in the stock dividend increased the number of issued common shares.
In addition to the capital stock disclosed on the Consolidated Balance Sheets, Aetna has authorized 7.6 million shares of Class A voting preferred stock, $.01 par value per share. At December 31, 2005, there were also 104.8 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines. At December 31, 2005, 98.6 million common shares of Aetna were reserved for issuance under its stock option plans and 34.2 million common shares were reserved for issuance under its 401(k) plan.

15. Financial Instruments
Estimated Fair Value
The carrying values and estimated fair values of certain of the Company’s financial instruments at December 31, 2005 and 2004 were as follows:

	2005		2004
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
(Millions)	Value	Value	Value	Value

Assets:
Debt securities	$14,885.0	$14,885.0	$15,717.1	$15,717.1
Equity securities	61.2	61.2	74.7	74.7
Mortgage loans	1,547.5	1,599.9	1,400.9	1,464.4
Derivatives	3.9	6.3	23.2	24.1
Liabilities:
Investment contract liabilities:
With a fixed maturity	93.2	95.1	128.6	127.0
Without a fixed maturity	696.4	579.0	667.2	606.7
Derivatives	.7	3.0	4.1	4.1
Long-term debt	1,605.7	1,674.4	1,609.7	1,743.9

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
During 2005, the Company entered into two forward starting swaps in order to hedge the change in cash flows associated with interest payments generated by the forecasted future issuance of long-term debt (expected to be issued between March 1, 2006 and December 31, 2006). These transactions qualify as cash flow hedges in accordance with the Company’s accounting policy for derivatives. The changes in the fair value of the forward starting swaps are expected to be highly effective in offsetting changes in the future cash flows (i.e., changes in interest payments) attributable to fluctuations in the benchmark LIBOR swap curve interest rates. The swaps have a combined notional value of $500 million.
At December 31, 2005, and during the year then ended, the cash flow hedges did not experience any ineffectiveness. Based on the Company’s assessment, the cash flow hedges remain effective. As a result, at December 31, 2005, the Company recorded a liability of $.5 million (representing the fair value of the forward starting swaps), a charge to accumulated other comprehensive income of $.3 million, and a deferred tax asset of $.2 million. Subsequent to the issuance of the forecasted future debt, any balance remaining in accumulated other comprehensive income will be amortized or accreted into earnings.
In December 2002, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of its senior notes to a variable rate of three-month LIBOR plus 254.0 basis points. In December 2001, the Company entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of its senior notes to a variable rate of three-month LIBOR plus 159.5 basis points. Based on the terms of the swap agreements, they qualified as fair value hedges. In May 2005, the Company sold both of these interest rate swap agreements. At the time of the sale of the interest rate swap agreements, the cumulative fair value adjustment of the debt on the balance sheet was a gain of $7.8 million. As a result of the sale, the cumulative fair value adjustment will be amortized as a reduction of interest expense over the remaining life of the applicable senior notes.
16. Dividend Restrictions and Statutory Surplus
The Company’s business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna, as a holding company, since it is not an HMO or insurance company. The additional regulations applicable to Aetna’s HMO and insurance company subsidiaries are not expected to affect Aetna’s ability to service its debt or to pay dividends or the ability of any Aetna subsidiary to service its debt or other financing obligations.
Under regulatory requirements, the amount of dividends that may be paid during 2006 to Aetna by its insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2005 is approximately $1.2 billion in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and combined statutory capital and surplus as of December 31, 2005, 2004 and 2003 for the insurance and HMO subsidiaries of the Company, were as follows:

(Millions)	2005	2004	2003

Statutory net income	$1,568.3	$1,276.6	$1,084.5
Statutory capital and surplus	4,547.3	4,001.6	3,902.2

17. Reinsurance
The Company utilizes reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. These reinsurance agreements permit recovery of a portion of losses from reinsurers, although they do not discharge the Company’s primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses, however, management does not expect charges for unrecoverable reinsurance to have a material effect on the Company’s results of operations or financial position. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. As of December 31, 2005, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.
Earned premiums for the years ended December 31, 2005, 2004 and 2003 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2005 (1)
Accident and Health Insurance-HMO (2)	$11,640.8	$—	$—	$11,640.8	—%
Accident and Health Insurance-Other (3)	5,609.8	8.8	157.5	5,758.5	2.7
Life Insurance	1,482.2	62.1	108.3	1,528.4	7.1

Total premiums	$18,732.8	$70.9	$265.8	$18,927.7	1.4%

2004 (1)
Accident and Health Insurance-HMO (2)	$10,894.6	$—	$—	$10,894.6	—%
Accident and Health Insurance-Other (3)	4,361.9	8.8	13.6	4,366.7	.3
Life Insurance	1,408.4	79.0	86.0	1,415.4	6.1

Total premiums	$16,664.9	$87.8	$99.6	$16,676.7	.6%

2003 (1)
Accident and Health Insurance-HMO (2)	$10,053.2	$—	$.1	$10,053.3	—%
Accident and Health Insurance-Other (3)	3,519.3	14.1	37.4	3,542.6	1.1
Life Insurance	1,360.3	115.1	62.9	1,308.1	4.8

Total premiums	$14,932.8	$129.2	$100.4	$14,904.0	.6%

(1)	Excludes intercompany transactions.

(2)	Includes Commercial HMO (includes premiums related to POS members who access primary care physicians and referred care through an HMO Network), Medicare HMO and Medicaid HMO business.

(3)	Includes all other medical, dental and Group Insurance products offered by the Company, except life insurance and HMO products.
Effective November 1, 1999, the Company reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, the Company reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with Aetna’s former parent company’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although the Company remains directly obligated to policyholders. The liability related to the Company’s obligation is recorded in future policy benefits and policyholders’ funds on the Consolidated Balance Sheets. Assets related to and supporting these policies were transferred to the assuming companies, and the Company recorded a reinsurance recoverable. Reinsurance recoverables related to these obligations were approximately $1.1 billion at December 31, 2005, 2004 and 2003.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $72 million, $85 million and $96 million in 2005, 2004 and 2003, respectively. At December 31, 2005, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.
18. Commitments and Contingent Liabilities
During the year ended December 31, 2005, the Company, certain other carriers and the New York State Insurance Department entered into an agreement as to the Company’s participation in the New York State Market Stabilization Pool under New York Regulation 146 (“Regulation 146”) for the years 1999 through 2004. Regulation 146 requires all carriers with small group and/or individual business in New York State to participate in a market stabilization pooling mechanism under which carriers that experience higher than average cost factors in providing services to members with specified medical conditions receive payments from the pool, and carriers that experience lower than average cost factors make payments to the pool. From 1999 through 2004, in the absence of any pool data regarding relative average cost factors of the carriers doing business in New York State, the Company made provisions for its estimate of liabilities incurred in this pool based on discussions with the New York State Insurance Department and historical experience. As of December 31, 2004, the Company had recorded reserves (included in health care costs payable) of approximately $89 million based on these estimates.
In June 2005, the Company and other carriers participating in the pool, along with the New York State Insurance Department, entered into an agreement that modified the mechanism by which the amounts due to (or receivable from) the pool were to be settled. Under this agreement, the Company was a net receiver of approximately $14 million in cash from the pool in satisfaction of all of the Company’s remaining obligations relating to the pool for the years 1999 through 2004. Accordingly, in 2005, the Company released the $89 million liability recorded as of December 31, 2004, resulting in a $103 million pretax reduction in health care costs in 2005. This agreement also eliminates any further payment obligation of the Company for 2005. The New York State Insurance Department intends to propose a new pooling mechanism for years subsequent to 2005.
Guarantees
The Company has the following guarantee arrangements as of December 31, 2005.
Mortgage-Backed Securities Obligation — In June of 1992, the Company securitized 98 apartment mortgage loans totaling $325 million into 21 FNMA (“Fannie Mae”) mortgage-backed securities (“MBS”). The Company subsequently sold those MBSs for cash. Fannie Mae required that the Company continue to retain a portion of the risk of default of the underlying loans, and therefore the Company guaranteed the first $59 million of such losses. As of December 2005, $18 million of the original mortgage loans were outstanding, and the Company’s guarantee was reduced to the first $19 million of losses. Therefore, the maximum exposure the Company had on its guarantee to Fannie Mae for loans default, as of December 31, 2005 was $18 million. The Company has no recourse for this guarantee.
ASC Claim Funding Accounts — The Company has arrangements with certain banks for the processing of claim payments for its ASC customers. The banks maintain accounts to fund claims of the Company’s ASC customers. The customer is responsible to fund the amount paid by the bank each day. In these arrangements, the Company guarantees that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is $250 million. The Company could limit its exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, the Company has incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, the Company has agreed to indemnify the other party for certain losses relating to the assets or business that the Company purchased or sold. Certain portions of the Company’s indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. As of December 31, 2005, the Company does not believe that its future obligations under any of these agreements will be material to the Company.

Separate Account assets – Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that are guaranteed by the Company. Contractual obligations in these Separate Accounts were $3.9 billion and $4.1 billion at December 31, 2005 and 2004, respectively. Refer to Note 2 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts’ investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, the Company would establish an additional liability. Contract holders’ balances in the Separate Accounts exceeded the value of the guaranteed benefit obligation; hence, the Company was not required to maintain an additional liability for its guarantees.
Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to the Company’s premiums in the state compared to the premiums of other insurers. Certain states allow recoverability of assessments as offsets to premium taxes. While the Company has historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk sharing pools for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments to be paid by the Company are dependent upon the Company’s experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company believes it has adequate reserves to cover such assessments.
Litigation
Managed Care Class Action Litigation
From 1999 through early 2003, the Company was involved in purported class action lawsuits as part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies. These cases, brought on behalf of health care providers (the “Provider Cases”), alleged generally that the Company and other defendant managed care organizations engaged in coercive behavior or a variety of improper business practices in dealing with health care providers and conspired with one another regarding this purported wrongful conduct.
Effective May 21, 2003, the Company and representatives of over 900,000 physicians, state and other medical societies entered into an agreement (the “Physician Settlement Agreement”) settling the lead physician Provider Case, which was pending in the United States District Court for the Southern District of Florida (the “Florida Federal Court”). The Company believes that the Physician Settlement Agreement, which has received final court approval, resolved all then pending Provider Cases filed on behalf of physicians that did not opt out of the settlement. During the second quarter of 2003, the Company recorded a charge of $75 million ($115 million pretax) (included in other operating expenses) in connection with the Physician Settlement Agreement, net of an estimated insurance recoverable of $72 million pretax. The Company believes its insurance policies with its third party insurance carriers apply to this matter and is vigorously pursuing recovery from those carriers. The Company has not received any insurance recoveries as of December 31, 2005. The Company continues to work with plaintiffs’ representatives in implementing the Physician Settlement Agreement and the issues that may arise thereunder.
Several Provider Cases filed in 2003 on behalf of purported classes of chiropractors and/or all non-physician health care providers also make factual and legal allegations similar to those contained in the other Provider Cases, including allegations of violations of the Racketeer Influenced and Corrupt Organizations Act. These Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief. These Provider Cases have been transferred to the Florida Federal Court for consolidated pretrial proceedings. The Company intends to defend each of these cases vigorously.

Insurance Industry Brokerage Practices Matters
The Company has received subpoenas and other requests for information from the New York Attorney General, the Connecticut Attorney General, other attorneys general and various insurance and other regulators with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. The Company may receive additional subpoenas and requests for information from these attorneys general and regulators. The Company is cooperating with these inquiries.
In connection with this industry wide review, the Company may receive additional subpoenas and requests for information from other attorneys general and other regulators, and the Company could be named in related litigation.
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
In addition, the Company’s current and past business practices are subject to review by, and the Company from time to time receives subpoenas and other requests for information from, various state insurance and health care regulatory authorities and other state and federal authorities. There also continues to be heightened review by regulatory authorities of the managed health care industry’s business practices, including utilization management, delegated arrangements and claim payment practices. As a leading national managed care organization, the Company regularly is the subject of such reviews. These reviews may result, and have resulted, in changes to or clarifications of the Company’s business practices, as well as fines, penalties or other sanctions.
The Company is unable to predict at this time the ultimate outcome of the remaining Provider Cases, the insurance industry brokerage practices investigations or other litigation and regulatory proceedings, and it is reasonably possible that their outcome could be material to the Company.
Other Obligations
The Company has operating leases for office space and certain computer and other equipment. Rental expenses for these items were $156 million, $174 million and $166 million for 2005, 2004 and 2003, respectively. The future net minimum payments under noncancelable leases for 2006 through 2010 are estimated to be $160 million, $134 million, $110 million, $87 million and $60 million, respectively.
The Company also has funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2006 through 2010 are estimated to be $120 million, $60 million, $40 million, $16 million and $16 million, respectively.

19. Segment Information
Summarized financial information for the Company’s principal operations for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Health	Group	Large Case	Corporate	Total
(Millions)	Care	Insurance	Pensions	Interest	Company
2005
Revenue from external customers (1)	$19,310.5	$1,835.3	$210.8	$—	$21,356.6
Net investment income	295.0	293.1	514.9	—	1,103.0
Interest expense	—	—	—	122.8	122.8
Depreciation and amortization expense	204.4	—	—	—	204.4
Income taxes (benefits)	859.6	52.2	44.1	(43.0)	912.9
Operating earnings (loss) (2)	1,486.9	129.7	33.2	(79.8)	1,570.0
Segment assets (3)	15,389.6	5,887.2	23,087.8	—	44,364.6

2004
Revenue from external customers (1)	$16,914.4	$1,655.5	$200.9	$—	$18,770.8
Net investment income	262.1	274.1	526.3	—	1,062.5
Interest expense	—	—	—	104.7	104.7
Depreciation and amortization expense	182.2	—	—	—	182.2
Income taxes (benefits)	639.5	59.7	21.3	(36.7)	683.8
Operating earnings (loss) (2)	1,079.4	126.5	31.3	(68.0)	1,169.2
Segment assets (3)	14,684.7	5,322.6	22,126.4	—	42,133.7

2003
Revenue from external customers (1)	$15,098.1	$1,541.6	$176.5	$—	$16,816.2
Net investment income	244.6	268.7	581.7	—	1,095.0
Interest expense	—	—	—	102.9	102.9
Depreciation and amortization expense	199.6	—	—	—	199.6
Income taxes (benefits)	461.5	61.2	21.1	(36.0)	507.8
Operating earnings (loss) (2)	862.4	134.8	36.5	(66.9)	966.8
Segment assets (3)	14,302.9	5,251.5	21,395.8	—	40,950.2

(1)	Revenues from external customers include revenues earned from one major customer (the federal government) amounting to 9.8%, 9.9% and 10.1% of total revenue from external customers for the years ended December 31, 2005, 2004 and 2003, respectively. These revenues were generated in the Health Care and Group Insurance segments.

(2)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation below.

(3)	Large Case Pensions assets include $5.1 billion, $5.4 billion and $5.2 billion attributable to discontinued products at December 31, 2005, 2004 and 2003, respectively (excluding the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).
A reconciliation of operating earnings to income from continuing operations in the Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003 was as follows:

(Millions)	2005	2004	2003

Operating earnings	$1,570.0	$1,169.2	$966.8
Net realized capital gains, net of tax	21.1	45.9	42.0
Reduction of reserve for anticipated future losses on discontinued products (1)	43.4	—	—
Other item (2)	—	—	(75.0)

Income from continuing operations	$1,634.5	$1,215.1	$933.8

(1)	Refer to Note 20 for additional information on the $43.4 million after tax ($66.7 million pretax) reduction of reserve for anticipated future losses in the Large Case Pensions segment.

(2)	The other item excluded from operating earnings in 2003 is the $75.0 million after tax charge in the Health Care segment related to the Physician Class Action Settlement (refer to Note 18 for additional information).

Revenues from external customers by product for the years ended December 31, 2005, 2004 and 2003 were as follows:

(Millions)	2005	2004	2003

Health risk	$16,924.7	$14,862.8	$13,235.5
Health fees and other revenue	2,385.8	2,051.6	1,862.6
Group life	1,332.2	1,229.8	1,150.3
Group disability	408.1	342.2	318.1
Group long-term care	95.0	83.5	73.2
Large case pensions	210.8	200.9	176.5

Total revenue from external customers (1)	$21,356.6	$18,770.8	$16,816.2

(1)	All within the United States, except approximately $6 million, $5 million and $6 million in 2005, 2004 and 2003, respectively, which were derived from customers in Canada.
A reconciliation of reportable segment revenues to total revenues included in the Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003 was as follows:

(Millions)	2005	2004	2003

Revenue from external customers	$21,356.6	$18,770.8	$16,816.2
Net investment income	1,103.0	1,062.5	1,095.0
Net realized capital gains	32.3	70.8	65.2

Total revenue	$22,491.9	$19,904.1	$17,976.4

Long-lived assets, all within the United States, were $273 million and $234 million at December 31, 2005 and 2004, respectively.
20. Discontinued Products
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
At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2005, the receivable from continuing products, net of related deferred taxes payable of $127 million on the accrued interest income, was $372 million. At December 31, 2004, the receivable from continuing products, net of the related deferred taxes payable of $116 million on the accrued interest income, was $395 million. These amounts were eliminated in consolidation.

Results of discontinued products for the years ended December 31, 2005, 2004 and 2003 were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net (1)

2005
Net investment income	$324.2	$—	$324.2
Net realized capital gains	22.0	(22.0)	—
Interest earned on receivable from continuing products	30.6	—	30.6
Other revenue	16.3	—	16.3

Total revenue	393.1	(22.0)	371.1

Current and future benefits	342.8	17.1	359.9
Operating expenses	11.2	—	11.2

Total benefits and expenses	354.0	17.1	371.1

Results of discontinued products	$39.1	$(39.1)	$—

2004
Net investment income	$320.6	$—	$320.6
Net realized capital gains	37.5	(37.5)	—
Interest earned on receivable from continuing products	30.2	—	30.2
Other revenue	24.8	—	24.8

Total revenue	413.1	(37.5)	375.6

Current and future benefits	356.1	6.5	362.6
Operating expenses	13.0	—	13.0

Total benefits and expenses	369.1	6.5	375.6

Results of discontinued products	$44.0	$(44.0)	$—

2003
Net investment income	$334.6	$—	$334.6
Net realized capital gains	111.3	(111.3)	—
Interest earned on receivable from continuing products	28.3	—	28.3
Other revenue	36.9	—	36.9

Total revenue	511.1	(111.3)	399.8

Current and future benefits	373.1	21.6	394.7
Operating expenses	5.1	—	5.1

Total benefits and expenses	378.2	21.6	399.8

Results of discontinued products	$132.9	$(132.9)	$—

(1)	Amounts are reflected in the 2005, 2004 and 2003 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.
Net realized capital gains from the sale of bonds supporting discontinued products were $10 million, $20 million and $83 million (pretax) for 2005, 2004 and 2003, respectively.

Assets and liabilities supporting discontinued products at December 31, 2005 and 2004 were as follows: (1)

(Millions)	2005	2004

Assets:
Debt securities available for sale	$3,032.3	$3,383.6
Equity securities available for sale	43.1	57.2
Mortgage loans	644.9	560.3
Investment real estate	103.6	114.8
Loaned securities	289.3	322.8
Other investments (2)	603.3	514.4

Total investments	4,716.5	4,953.1
Collateral received under securities loan agreements	295.4	329.6
Current and deferred income taxes	88.9	120.8
Receivable from continuing products (3)	498.8	511.6

Total assets	$5,599.6	$5,915.1

Liabilities:
Future policy benefits	$3,908.4	$4,065.6
Policyholders’ funds	23.5	24.0
Reserve for anticipated future losses on discontinued products	1,052.2	1,079.8
Collateral payable under securities loan agreements	295.4	329.6
Other liabilities	320.1	416.1

Total liabilities	$5,599.6	$5,915.1

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)	Includes debt securities on deposit as required by regulatory authorities of $21.3 million and $20.9 million at December 31, 2005 and 2004, respectively. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

(3)	The receivable from continuing products is eliminated in consolidation.
At December 31, 2005 and 2004, net unrealized capital gains on available-for-sale debt securities are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.
The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates and the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows.
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
The activity in the reserve for anticipated future losses on discontinued products for the years ended December 31, 2005, 2004 and 2003 was as follows (pretax):

(Millions)	2005	2004	2003

Reserve for anticipated future losses on discontinued products, beginning of period	$1,079.8	$1,035.8	$902.9
Operating income (loss)	12.4	(6.6)	(3.3)
Net realized capital gains	22.0	37.5	111.3
Mortality and other	4.7	13.1	24.9
Reserve reduction	(66.7)	—	—

Reserve for anticipated future losses on discontinued products, end of period	$1,052.2	$1,079.8	$1,035.8

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $67 million ($43 million after tax) of the reserve was released in 2005, primarily due to favorable investment performance and favorable mortality and retirement experience compared to prior assumptions. The reserve was found to be adequate and no release or charge was required during 2004 and 2003. The current reserve reflects management’s best estimate of anticipated future losses.
The anticipated run-off of the discontinued products reserve balance as of December 31, 2005 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)

2006	$41.4
2007	41.5
2008	41.8
2009	42.0
2010	42.0
2011-2015	206.0
2016-2020	184.4
2021-2025	149.7
2026-2030	113.9
Thereafter	189.5

The liability expected as of December 31, 1993 and actual liability balances as of December 31, 2005, 2004 and 2003 for the GIC and SPA liabilities are as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA

2003	$51.7	$3,984.7	$35.2	$4,217.9
2004	31.8	3,849.1	24.0	4,065.6
2005	30.0	3,708.6	23.5	3,908.4

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

21. Discontinued Operations
On July 8, 2004, the Company was notified that the Joint Committee approved a tax refund of approximately $740 million, including interest, relating to businesses that were sold in the 1990s by Aetna’s former parent company. Also in 2004, the Company filed for, and was approved for, an additional $35 million tax refund related to other businesses that were sold by Aetna’s former parent company. The tax refunds were recorded as income from discontinued operations in 2004. The Joint Committee approval also finalizes the IRS’s audits of the Company’s tax returns for the years 1991 through 2001. In 2004, the Company also finalized the IRS’s audits of the Company’s tax returns for the years 1984 through 1990. As a result of the resolution of these audits, the Company recorded favorable adjustments of approximately $255 million to existing tax liabilities in 2004 as income from discontinued operations, for a total of $1.03 billion of income. The Company received approximately $666 million of the tax refunds during 2004, $69 million in 2005 and the remainder in February 2006.

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
Under the supervision and with the participation of management, including the Company’s Chief Executive and Chief Financial Officers, management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2005. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework.” Based on this assessment, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of the Company’s system of internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein. KPMG LLP has also audited the Company’s consolidated financial statements, which report is also included herein.
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
The Company’s Audit Committee engages KPMG LLP, an independent registered public accounting firm, to audit the Company’s consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of the Company’s consolidated financial statements appears below.
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
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aetna Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Aetna Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 1, 2006 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Hartford, Connecticut
March 1, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aetna Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG LLP
Hartford, Connecticut
March 1, 2006

Quarterly Data (Unaudited)

(Millions, except per common share data)	First	Second	Third	Fourth

2005
Total revenue	$5,426.9	$5,496.9	$5,700.7	$5,867.4

Income from continuing operations before income taxes	$662.4	$637.2	$588.6	$659.2
Income taxes	(238.4)	(227.5)	(210.8)	(236.2)

Net income	$424.0	$409.7	$377.8	$423.0

Per common share results: (1)
Net income
Basic	$.72	$.70	$.65	$.74
Diluted	.69	.68	.63	.71

Common stock data:
Dividends declared	$—	$—	$.02	$—
Common stock prices, high	38.67	43.24	43.31	49.68
Common stock prices, low	29.93	33.70	37.14	40.00

2004
Total revenue	$4,821.3	$4,875.0	$5,039.5	$5,168.3

Income from continuing operations before income taxes	$510.6	$447.7	$471.7	$468.9
Income taxes	(184.8)	(161.4)	(169.4)	(168.2)
Income from discontinued operations, net of tax	40.0 (2)	—	990.0 (2)	—

Net income	$365.8	$286.3	$1,292.3	$300.7

Per common share results: (1)
Net income
Basic	$.59	$.47	$2.14	$.51
Diluted	.57	.45	2.05	.49

Common stock data:
Dividends declared	$—	$—	$.01	$—
Common stock prices, high	22.48	23.68	24.98	31.72
Common stock prices, low	16.50	19.44	19.75	20.82

(1)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

(2)	Income from discontinued operations of $40 million and $990 million for the first and third quarters of 2004, respectively, related to the completion of certain Internal Revenue Service audits associated with businesses previously sold. (Refer to Note 21 for additional information).