Form 10-K, Exhibit 13
period 2006-12-31
AETNA INC /PA/
filed 2007-02-27
CIK 1122304

Exhibit 13.1
2006 Aetna Annual Report,
Financial Report to Shareholders

Unless the context otherwise requires, references to the terms “we,” “our” or “us” used throughout this 2006 Annual Report, Financial Report to Shareholders refer to Aetna Inc. (“Aetna”) and its subsidiaries.
For your reference, we provide the following index to our 2006 Annual Report, Financial Report to Shareholders:

Page	Description

2 — 41	Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) — MD&A provides a review of our operating results for the years 2004 through 2006, as well as our financial condition at December 31, 2006 and 2005. This MD&A should be read in conjunction with our consolidated financial statements and notes thereto. MD&A is comprised of the following:
2	Overview – We begin our MD&A with an overview of earnings and cash flows for the years 2004 through 2006, as well as our outlook for 2007. In this section, we also discuss new accounting standards and significant changes to our management and Board of Directors.

5	Health Care – We provide a quantitative and qualitative discussion about the factors affecting Health Care revenues and operating earnings in this section.

10	Group Insurance - We provide a quantitative and qualitative discussion about the factors affecting Group Insurance revenues and operating earnings in this section.

11	Large Case Pensions – We provide a quantitative and qualitative discussion about the factors affecting Large Case Pensions operating earnings, including the results of discontinued products in this section.

14	Corporate Interest – We discuss changes in corporate interest expense in this section.

14	Investments – As an insurer, we have substantial investment portfolios that support our liabilities. In this section, we provide a quantitative and qualitative discussion of our investments, realized capital gains and losses and our evaluation of the risk of our market-sensitive instruments.

17	Liquidity and Capital Resources – In this section, we discuss our cash flows, financing resources, contractual obligations and other key matters that may affect our liquidity and cash flow activities.

21	Critical Accounting Estimates – In this section we discuss the accounting estimates we consider critical in preparing our financial statements, including why we consider them critical and the key assumptions used in making these estimates.

28	Regulatory Environment – In this section, we provide a discussion of the regulatory environment in which we operate.

34	Forward-Looking Information/Risk Factors – We conclude MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, financial condition or results of operations.

42	Selected Financial Data – We provide selected annual financial data for the most recent five years.

43	Consolidated Financial Statements – Includes our consolidated balance sheets at December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2006. These financial statements should be read in conjunction with the accompanying Notes to Consolidated Financial Statements.

47	Notes to Consolidated Financial Statements

89	Reports of Management and our Independent Registered Public Accounting Firm – We include a report from management on its responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP’s opinions on our consolidated financial statements and internal control over financial reporting.

92	Quarterly Data (unaudited) – We provide selected quarterly financial data for each of the quarters in 2006 and 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
OVERVIEW
We are one of the nation’s leading diversified health care benefits companies, serving approximately 35.9 million people with information and resources to help them make better informed decisions about their health care. We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life, long-term care and disability plans and medical management capabilities. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans and government-sponsored plans. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.
Summarized Results

(Millions)	2006	2005	2004

Revenue:
Health Care	$22,240.5	$19,616.1	$17,200.6
Group Insurance	2,152.1	2,141.8	1,960.1
Large Case Pensions	753.1	734.0	743.4

Total revenue	25,145.7	22,491.9	19,904.1
Net income	1,701.7	1,573.3	2,154.8
Operating earnings:
Health Care (1)	1,572.7	1,427.7	992.3
Group Insurance (1)	132.7	127.7	123.3
Large Case Pensions (1)	38.9	33.2	31.3
Cash flows from operations	1,688.3	1,720.3	1,283.9

(1)	Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term “GAAP” refers to U.S. generally accepted accounting principles). Refer to Use of Non-GAAP Measures in this MD&A on page 5 for a discussion of non-GAAP measures. Refer to pages 6, 11 and 12 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.
During 2006 and 2005, our Health Care medical membership grew, increasing by .7 million in 2006 and 1.1 million in 2005. This growth occurred primarily in our administrative services contract (“ASC”) products in 2006 and in both our ASC and our Risk (where we assume all or a majority of risk for medical and dental care costs) products in 2005. In addition, during 2005 and 2006 we had growth in our specialty products of dental and pharmacy. At December 31, 2006, we served approximately 15.4 million medical members, 13.5 million dental members, 10.2 million pharmacy members and 15.1 million group insurance members.
During 2005 and 2006, premium and fee rates increased as well. Together with the growth in membership, these rate increases contributed to the expansion of our total revenue, which increased approximately $2.7 billion in 2006 and $2.6 billion in 2005.
Underwriting margins in our Health Care segment, which represent the amount of premiums in excess of health care costs, improved in 2006 and 2005 on a total dollar basis, when compared to the prior periods, reflecting membership growth and premium rate increases as well as our focus on medical cost management.
The combination of total revenue growth, higher underwriting margins and increased operating expense efficiencies contributed to an improvement in our operating earnings. These efforts have also contributed to improved cash flows from operations in 2006 and 2005 compared to 2004 (refer to Liquidity and Capital Resources beginning on page 17). Our cash flows also benefited from tax refund claims approved by tax authorities in 2004. We received approximately $69 million and $666 million of these refund claims in 2005 and 2004, respectively, with the final refund payment of approximately $50 million received in 2006.

During 2005 and 2006, we managed our capital in support of both new and ongoing initiatives.
During 2006 and 2005, we used substantial capital to repurchase our common stock, make voluntary contributions to our tax qualified pension plan and fund targeted acquisitions in support of our strategy.
In 2006 and 2005, we repurchased approximately 60 million and 42 million shares of common stock at a cost of approximately $2.3 billion and $1.7 billion, respectively, under share repurchase programs authorized by our Board of Directors (the “Board”).
Over the past two years, we have continued to invest in the development of our business by acquiring companies that support our strategy as well as continuing the introduction or enhancement of new products and services. In 2006, we acquired a disability and leave management business for approximately $161 million. In 2005, we completed five acquisitions for approximately $1.2 billion, expanding our Health Care product offerings to include group limited benefit plans, as well as other specialty product offerings including specialty pharmacy services, medical management and data analytics services, behavioral health plans and products that provide access to our provider network in certain markets. The acquisitions in 2006 and 2005 were funded with available cash. Refer to Note 3 of Notes to Consolidated Financial Statements on page 57 for additional information on our recent acquisition activity.
Also during 2006 and 2005, we continued development of our consumer-directed health care plan products, such as the Aetna HealthFund® and HSA products, and our web based tools to support consumerism and transparency and made changes to our other health products and medical management programs, including the launch of our new Medicare Part D prescription drug program.
In addition during each of 2006 and 2005, we made a $245 million voluntary cash contribution to our tax qualified pension plan.
In June 2006, we issued $2.0 billion of senior notes, the proceeds of which were used to redeem our 8.5% senior notes, to repay approximately $400 million of commercial paper borrowings and for general corporate purposes, including share repurchases. Refer to Liquidity and Capital Resources beginning on page 17 and Note 13 of Notes to Consolidated Financial Statements on page 75 for additional information.
Outlook for 2007
Our goals for 2007 are to profitably grow market share in targeted geographic areas and customer bases; to profitably grow operating earnings; to demonstrate superior medical cost, quality and clinical integration for our customers; to achieve competitive operating expenses; to use technology to enhance our competitive position; and to deliver best-in-class service for all our constituents. Our 2007 outlook is as follows:
Health Care membership is targeted for growth in 2007. We continue to take actions to increase membership, including efforts to reach customers via an integrated product approach in generating sales to new customers, as well as increased cross-sell penetration within our existing membership base and targeted geographic marketing, to achieve membership growth in 2007. We expect this membership growth to be a combination of both ASC and Risk medical members. If we achieve these projected membership increases combined with price increases, it would contribute to higher revenue in our Health Care segment.
Group Insurance operating earnings are expected to remain generally level with 2006. We expect Group Insurance operating earnings in 2007 to be generally level with those of 2006.
Large Case Pensions earnings are expected to reflect continued run-off of the business. We expect operating earnings in our Large Case Pensions segment to be lower than in 2006, consistent with the continued run-off of underlying liabilities and assets. However, operating earnings for Large Case Pensions can vary from current expectations depending on, among other matters, future investment performance of the assets supporting existing liabilities.

Corporate interest is expected to increase in 2007. We expect corporate interest to increase due to the increase in average debt outstanding associated with our 2006 financing activities. Refer to Liquidity and Capital Resources beginning on page 17 and Note 13 of Notes to Consolidated Financial Statements on page 75 for additional information.
Operating expense ratio (operating expenses divided by revenue) is targeted to improve. We continue to take actions to improve the efficiency of our operations, including efforts to leverage existing infrastructure to support additional growth as well as improvements in systems and processes. We will continue to focus 2007 spending on operational improvements including self-service and administrative technologies that will yield future benefits.
Capital deployment. We intend to continue to pursue strategic acquisitions and other business development activities that support our strategy for growth and profitability. We also intend to continue to deploy our capital through share repurchases.
Refer to Forward-Looking Information/Risk Factors beginning on page 34 for information regarding other important factors that may materially affect us.
New Accounting Standards
Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“FAS”) No. 123 Revised, “Share-Based Payment” (“FAS 123R”). FAS 123R requires us to expense the fair value of all share-based compensation awards issued to employees and non-employees. Stock-based compensation expense is measured at the grant date, based on the fair value of the award. The expense is recognized over the requisite service period, which primarily is the vesting period, except for retirement eligible individuals for whom a majority of the expense is recognized in the year of grant. We applied the modified-retrospective approach of adopting FAS 123R and accordingly, all prior period financial information was adjusted to reflect our stock compensation activity since 1995. We recorded stock-based compensation expense, included in general and administrative expenses, of $61 million ($94 million pretax) and $90 million ($139 million pretax), representing $.10 per common share and $.15 per common share, for the years ended December 31, 2005 and 2004, respectively. Stock-based compensation expense is recorded in each of our segments (primarily Health Care and Group Insurance).
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 48, for a discussion of FAS 123R and other recently issued accounting standards.
Management Update
Effective October 1, 2006, Chief Executive Officer and President Ronald A. Williams was appointed Chairman succeeding John W. Rowe, M.D. who retired from Aetna and Aetna’s Board on that date. In connection with his retirement, Dr. Rowe and Aetna entered into a consulting agreement on terms previously disclosed.
On February 7, 2007, we announced that Joseph M. Zubretsky has been appointed Executive Vice President for Finance. Mr. Zubretsky will assume the role of Chief Financial Officer upon the retirement of Alan M. Bennett. Mr. Bennett, Senior Vice President and Chief Financial Officer, is scheduled to retire from Aetna on April 27, 2007. Mr. Zubretsky is expected to commence his employment with us on February 28, 2007.
Board of Directors Update
Effective June 29, 2006, Frank M. Clark, Chairman and CEO of Commonwealth Edison Company, was appointed to our Board. With the addition of Mr. Clark, the Board consists of 12 members. Mr. Clark also serves as a member of the Board’s Committee on Compensation and Organization and its Medical Affairs Committee.
Michael H. Jordan, Director of Aetna or one of its predecessors since 1992, will not stand for re-election at the 2007 Annual Meeting of Shareholders and will retire from the Board at that time.

Segment Results and Use of Non-GAAP Measures in this Document
The discussion of our results of operations that follows is presented based on our reportable segments in accordance with FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and is consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 82. Each segment’s discussion of results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing the segment’s financial performance and making operating decisions, such as allocating resources to the segment. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.
Our discussion of the results of operations of each business segment is based on operating earnings, which exclude realized capital gains and losses as well as other items from net income reported in accordance with GAAP. We believe excluding realized capital gains and losses from net income to arrive at operating earnings provides more useful information about our underlying business performance. Realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. We also may exclude other items that do not relate to the ordinary course of our business from net income to arrive at operating earnings. In each segment discussion below, we present a table that reconciles operating earnings to net income reported in accordance with GAAP. Each table details the realized capital gains and losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.
We also display certain medical cost ratios excluding development of prior period health costs estimates that impacted our operating results. As described in the discussion of Critical Accounting Estimates – Health Care Costs Payable beginning on page 21 each quarter, we reexamine our previously established estimates of health care costs payable based on actual claim submissions and other changes in facts and circumstances. Because of the uncertainty involved in establishing estimates of health care costs payable each period, changes in prior period health care costs estimates may be offset by current period health care costs when we establish our estimate of current period health care costs. When significant decreases (increases) in prior periods’ health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates. Development of prior period health care cost estimates is recognized immediately if we determine that a portion of the prior period health care costs payable is no longer needed or that additions to health care costs payable are needed. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. We believe excluding development of prior period health care cost estimates better reflects our underlying current period health care costs.
HEALTH CARE
Health Care consists of medical, pharmacy benefits management, dental and vision plans offered on both a Risk basis and an ASC basis (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs). Medical plans include point-of-service (“POS”), health maintenance organization (“HMO”), preferred provider organization (“PPO”) and indemnity benefit products. Medical plans also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account. Health Care also offers specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.

Operating Summary

(Millions)	2006	2005	2004

Premiums:
Commercial Risk (1)	$17,356.5	$15,919.6	$13,924.1
Medicare	1,787.7	1,005.1	938.7
Medicaid	9.3	—	—

Total premiums	19,153.5	16,924.7	14,862.8
Fees and other revenue	2,743.7	2,385.8	2,051.6
Net investment income	334.2	295.0	262.1
Net realized capital gains	9.1	10.6	24.1

Total revenue	22,240.5	19,616.1	17,200.6

Health care costs (2)	15,301.0	13,107.9	11,637.7
Operating expenses:
Selling expenses	867.4	763.3	630.9
General and administrative expenses (3)	3,618.6	3,424.9	3,289.0

Total operating expenses	4,486.0	4,188.2	3,919.9
Amortization of other acquired intangible assets	80.4	57.4	42.5

Total benefits and expenses	19,867.4	17,353.5	15,600.1

Income before income taxes	2,373.1	2,262.6	1,600.5
Income taxes	847.6	827.9	592.6

Net income	$1,525.5	$1,434.7	$1,007.9

(1)	Commercial Risk includes all health care risk products, except Medicare and Medicaid.

(2)	The percentage of health care costs related to capitated arrangements (a fee arrangement where we pay providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 5.9% for 2006 compared to 7.9% for 2005 and 9.1% for 2004.

(3)	Includes salaries and related benefit expenses of $2.2 billion in 2006, $2.1 billion in 2005 and $2.0 billion in 2004.
The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions, after tax)	2006	2005	2004

Net income	$1,525.5	$1,434.7	$1,007.9
Other items included in net income:
Net realized capital gains	(8.0)	(7.0)	(15.6)
Physician class action settlement insurance-related charge (1)	47.1	—	—
Debt refinancing charge (2)	8.1	—	—

Operating earnings	$1,572.7	$1,427.7	$992.3

(1)	As a result of a trial court’s ruling in 2006, we concluded that a $72.4 million pretax receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes. As a result, we wrote off this receivable in 2006. We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006.

(2)	In connection with the issuance of $2.0 billion of our senior notes in 2006, we redeemed all $700 million of our 8.5% senior notes due 2041. In connection with this redemption, we wrote off debt issuance costs associated with the 8.5% senior notes due 2041 and recognized the deferred gain from the interest rate swaps that had hedged the 8.5% senior notes due 2041 (in May 2005, we sold these interest rate swaps; the resulting gain from which was to be amortized over the remaining life of the 8.5% senior notes due 2041). As a result of these transactions, we recorded an $8.1 million ($12.4 million pretax) net charge in 2006. We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006.
Higher revenue and underwriting margins as well as operating expense efficiencies contributed to earnings growth in 2006 and 2005
Operating earnings for 2006 increased $145 million from 2005, which had increased $435 million from 2004. The increase in operating earnings reflects growth in premiums and fees and other revenue and improved operating expense efficiencies (total operating expenses divided by total revenue). The growth in premiums and fees and other revenue resulted from increases in membership levels (refer to “Membership”) and rate increases for renewing membership. Furthermore, growth in premiums and fees and other revenue reflects our recent acquisitions. Refer to Note 3 of Notes to Consolidated Financial Statements on page 57 for a discussion of our acquisitions. Our growth in premiums in 2006 also benefited from our new Medicare Part D Prescription Drug Plan (“PDP”) product, which we began offering effective January 1, 2006.

We became more efficient based on our operating expenses as a percentage of revenue. However, total operating expenses increased in 2006 and 2005 primarily due to expenses related to the growth in our membership. Total operating expenses increased due to higher selling expenses (reflecting an increase in commissionable premiums from membership growth) and increases in general and administrative expenses due to higher employee related costs, outside services and other expenses associated with higher membership. Total operating expenses in 2006 also reflect a $27 million pretax severance charge as well as the write off of an insurance recoverable and a net charge related to our 2006 debt issuance noted above. Furthermore, operating expenses in 2005 increased due to enrollment and marketing costs for the new PDP and operating expenses related to our 2005 acquisitions.
Underwriting margins (premiums less health care costs) increased in 2005 and to a lesser extent in 2006, reflecting growth in premiums (as discussed above) partially offset by higher health care costs. Our underwriting margin for 2005 also reflects the release of approximately $103 million pretax of reserves related to the New York Market Stabilization Pool (discussed below). Our medical cost ratios and reserve development are discussed in the Commercial Risk and Medicare results below.
Our Commercial Risk products continued to grow in 2006 and 2005
Commercial Risk premiums increased approximately $1.4 billion in 2006 compared to 2005, and increased approximately $2.0 billion in 2005 compared to 2004. The increase in 2006 reflects premium rate increases on renewing business, and the increase in 2005 reflects increases in membership levels (refer to Membership beginning on page 9) and increases in premium rates on renewing business.
Our Commercial Risk medical cost ratio (health care costs divided by premiums) was 79.3% for 2006, 76.9% for 2005 and 77.8% for 2004. Commercial Risk health care costs for 2006, 2005 and 2004 reflect favorable development of prior period health care cost estimates, on a pretax basis, of approximately $16 million, $233 million (including approximately $103 million related to the release of reserves related to the New York Market Stabilization Pool, discussed below), and $78 million, respectively. The favorable development of prior period health care cost estimates recognized in each of these three years primarily relates to health care costs incurred in the preceding year. In 2006, this was primarily the result of lower than expected health care cost trends (the rate of increase in per member health care costs). In 2005 and 2004, the favorable development of prior period health care cost estimates was primarily a result of the actual claim submission time being shorter than we anticipated and lower than expected health care cost trends. As a result of the acceleration in claim submission time in 2005 and 2004, the volume of claims incurred but not reported was estimated to be higher than we actually experienced. Also, our health care cost trend rate in 2005 and 2004 was lower than we anticipated in determining our health care costs payable at December 31 of each of the preceding years. These factors resulted in the favorable development of prior period health care estimates recognized in results of operations in 2006, 2005 and 2004. The calculation of Health Care Costs Payable is a critical accounting estimate (refer to Critical Accounting Estimates – Health Care Costs Payable beginning on page 21 for additional information).
In March 2005, we entered into an agreement with certain other carriers and the New York State Insurance Department as to our participation in the New York State Market Stabilization Pool under New York Regulation 146 (“Regulation 146”) for the years 1999 through 2004. Regulation 146 requires all carriers with small group and/or individual business in New York State to participate in a market stabilization pooling mechanism under which carriers that experience higher than average cost factors in providing services to members with specified medical conditions receive payments from the pool, and carriers that experience lower than average cost factors make payments to the pool. From 1999 through 2004, in the absence of any pool data regarding relative average cost factors of the carriers doing business in New York State, we made provisions for our estimate of liabilities incurred in this pool based on discussions with the New York State Insurance Department and historical experience. As of December 31, 2004 we had recorded reserves (included in health care costs payable) of approximately $89 million based on these estimates.

In June 2005, we entered into an agreement with the New York State Insurance Department and other carriers participating in the pool that modified the mechanism by which the amounts due to (or receivable from) the pool were to be settled. Under this agreement, we were a net receiver of approximately $14 million in cash from the pool in satisfaction of all our remaining obligations relating to the pool for the years 1999 through 2004. Accordingly, in 2005 we released the $89 million liability recorded as of December 31, 2004, which combined with the $14 million cash received to result in a $103 million pretax favorable development of prior period health care costs. This agreement also eliminates any further payment obligation we have for 2005. We were not subject to a pooling mechanism for 2006. The New York State Insurance Department has promulgated a new pooling mechanism for years subsequent to 2006, but this new mechanism will not involve potential payments or recoveries until 2008.
Excluding the favorable development of prior period health care cost estimates, our adjusted Commercial Risk medical cost ratio was 79.4% for 2006, 78.4% for 2005 and 78.3% for 2004 (refer to the reconciliations of Commercial Risk health care costs to adjusted Commercial Risk health care costs below). The medical cost ratio in 2006 increased when compared to 2005 reflecting a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums. Increases in per member health care costs in 2006 were due to increases across all medical cost categories, with larger increases in outpatient costs than other categories. The medical cost ratio in 2005 was comparable to 2004 as increases in per member health care costs kept pace with increases in per member premiums. Increases in per member health care costs in 2005 were primarily due to increases across all medical cost categories, with larger increases in outpatient and ancillary services than in physician, inpatient and pharmacy services.

(Millions)	2006	2005	2004

Commercial Risk health care costs (included in health care costs on page 6)	$13,769.1	$12,244.1	$10,828.8
Approximate favorable development of prior period health care cost estimates:
Favorable development of prior period health care cost estimates	16.0	130.0	78.0
Release of reserves related to participation in the New York Market Stabilization Pool	—	103.0	—

Subtotal approximate favorable development of prior period health care cost estimates	16.0	233.0	78.0

Adjusted Commercial Risk health care costs	$13,785.1	$12,477.1	$10,906.8

Medicare results in 2006 reflects growth from 2005; Medicare results in 2005 were comparable to 2004
Our Medicare Advantage contracts with the federal government are renewable for a one-year period on a calendar-year basis. In 2006, we offered a Medicare Advantage option in all of the markets we served in 2005. In addition, we expanded into select markets in 2006 and now offer Medicare Advantage in 161 counties in 13 states and Washington D.C. We intend to provide Medicare Advantage products to all these markets in 2007. Also in 2006, we were a national provider of PDP, and we have been selected to be a national provider of PDP in 2007. Beginning in 2007, we will offer private fee-for-service Medicare plans (“PFFS”) in select markets for individuals and nationally for employer groups. PFFS compliments our PDP product, forming an integrated national fully insured product.
Medicare premiums increased approximately $783 million in 2006, compared to 2005, and increased approximately $66 million in 2005 compared to 2004. The increase in 2006 reflects increases in payments from the Centers for Medicare and Medicaid Services (“CMS”) and Medicare members participating in the new PDP, which was effective January 1, 2006, as well as increased payments from both CMS and Medicare members for previously existing Medicare Advantage business due to higher membership levels. The slight increase in 2005 reflects increases in supplemental premiums paid to us by Medicare members and rate increases by CMS.
The Medicare medical cost ratio was 85.2% for 2006, 86.0% for 2005 and 86.2% for 2004. Medicare health care costs for 2006, 2005 and 2004 reflect favorable development of prior period health care cost estimates, on a pretax basis, of approximately $2 million, $17 million and $12 million, respectively. Excluding this favorable development of prior period health care cost estimates, our adjusted Medicare medical cost ratio was 85.3% for 2006, 87.6% for 2005 and 87.5% for 2004 (refer to the reconciliations of Medicare health care costs to adjusted Medicare health care costs on page 9). The decrease in our Medicare medical cost ratio in 2006 compared to 2005 reflects a change in our product mix as a result of the introduction of PDP. The medical cost ratio in 2005 was comparable to the medical cost ratio in 2004 as increases in per member health care costs kept pace with increases in per member premiums. Increases in per member health care costs in 2005 were primarily due to higher unit cost and utilization of health care services.

(Millions)	2006	2005	2004

Medicare health care costs (included in health care costs on page 6)	$1,523.5	$863.9	$809.0
Approximate favorable development of prior period health care cost estimates	2.0	17.0	12.0

Adjusted Medicare health care costs	$1,525.5	$880.9	$821.0

Other Sources of Revenue
Fees and other revenue for 2006 increased $358 million compared to 2005, reflecting ASC membership growth (refer to Membership below), ASC rate increases and other revenue from our recent acquisitions. Fees and other revenue for 2005 increased $334 million compared to 2004, reflecting ASC membership growth (refer to Membership below), ASC rate increases, sales of add-on services and other revenue from our recent acquisitions.
Net investment income for 2006 increased $39 million compared to 2005, primarily reflecting higher average yields in our portfolio of debt securities. Net investment income for 2005 increased $33 million compared to 2004, reflecting higher average yields in our investment portfolio and higher mortgage loan prepayment fees.
Net realized capital gains of $9 million for 2006 were due primarily to gains from derivatives (refer to Risk Management and Market-Sensitive Instruments on page 17 for a discussion of our use of derivatives). Net realized capital gains of $11 million for 2005 were due primarily to real estate gains and gains on sales of debt securities in a low interest rate environment and recoveries from investments previously written-down. Net realized capital gains of $24 million for 2004 were due primarily to gains on sales of debt securities in a low interest rate environment partially offset by losses from the write-down of other invested assets.
Membership
Health Care’s membership as of December 31, 2006 and 2005 was as follows:

	2006			2005
(Thousands)	Risk	ASC	Total	Risk	ASC	Total

Medical:
Commercial	5,088	10,053	15,141	5,115	9,406	14,521
Medicare Advantage	123	—	123	101	—	101
Medicare Health Support Program (1)	—	17	17	—	19	19
Medicaid	22	130	152	—	114	114

Total Medical Membership	5,233	10,200	15,433	5,216	9,539	14,755

Consumer-Directed Health Plans (2)			676			453

Dental	5,057	8,415	13,472	5,078	8,020	13,098

Pharmacy:
Commercial			9,161			8,885
Medicare PDP (stand-alone)			314			—
Medicare Advantage PDP			115			—

Total Pharmacy Benefit Management Services			9,590			8,885
Mail Order (3)			625			560

Total Pharmacy			10,215			9,445

(1)	Represents members who participate in a CMS pilot program under which we provide disease and case management services to selected Medicare fee-for-service beneficiaries in exchange for a fee.

(2)	Represents members in consumer-directed health plans included in Commercial medical membership above.

(3)	Represents members who purchased medications through our mail order pharmacy operations during the fourth quarter of 2006 and 2005, respectively, and are included in pharmacy membership above.

Total medical, dental and pharmacy membership as of December 31, 2006 increased when compared to 2005. The increase in medical membership was primarily due to growth in our Commercial and Medicare Advantage membership driven by membership growth from both new and current customers. ASC medical membership accounted for all of the membership increase within Commercial and was driven by membership growth within existing plan sponsors and new customers, net of lapses. We believe our product offerings and our competitive position contributed to our Commercial membership growth in 2006. Additionally, our Medicaid membership increased in 2006 predominantly due to the expansion of our Medicaid offering in Texas.
Total dental membership increased in 2006 primarily due to membership growth from both new and current ASC customers.
Pharmacy membership increased in 2006 primarily due to growth in our pharmacy benefit management services and mail order operations. Our pharmacy benefit management services growth was due to the new PDP program in 2006 (refer to the discussion of Medicare results on page 8) as well as an increase in Commercial pharmacy membership. Mail order operations reflected an increase in member utilization during 2006 also resulting from increased sales as well as an increase in the preference by our members to use this form of delivery.
GROUP INSURANCE
Group Insurance includes primarily group life insurance products offered on a Risk basis, including basic term group life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes group disability products offered on both a Risk and an ASC basis which consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities, primarily on a Risk basis. As a result of the Broadspire Disability acquisition on March 31, 2006, Group Insurance also includes absence management services, including short-term and long-term disability administration and leave management, to employers. In 2006, we announced our intention to exit the long-term care insurance market and no longer solicit or accept new long-term care customers. Over the next two to three years, we expect to work with our customers on an orderly transition of this product to other carriers. We do not expect that this decision will have a material impact on our financial condition or results of operations.
Operating Summary

(Millions)	2006	2005	2004

Premiums:
Life	$1,257.6	$1,329.1	$1,226.4
Disability	401.5	379.7	315.1
Long-term care	102.8	94.9	83.4

Total premiums	1,761.9	1,803.7	1,624.9
Fees and other revenue	84.6	31.6	30.6
Net investment income	294.1	293.1	274.1
Net realized capital gains	11.5	13.4	30.5

Total revenue	2,152.1	2,141.8	1,960.1

Current and future benefits	1,646.8	1,708.0	1,531.1
Operating expenses:
Selling expenses	85.3	80.2	69.1
General and administrative expenses (1)	232.3	166.2	158.8

Total operating expenses	317.6	246.4	227.9
Amortization of other acquired intangible assets	5.2	—	—

Total benefits and expenses	1,969.6	1,954.4	1,759.0

Income before income taxes	182.5	187.4	201.1
Income taxes	48.6	51.0	58.0

Net income	$133.9	$136.4	$143.1

(1)	Includes salaries and related benefit expenses of $132.8 million in 2006, $106.6 million in 2005 and $93.4 million in 2004.

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions, after tax)	2006	2005	2004

Net income	$133.9	$136.4	$143.1
Other items included in net income:
Net realized capital gains	(7.4)	(8.7)	(19.8)
Acquisition-related software charge (1)	6.2	—	—

Operating earnings	$132.7	$127.7	$123.3

(1)	As a result of the acquisition of Broadspire Disability in 2006 (refer to Note 3 of Notes to Consolidated Financial Statements on page 57), we acquired certain software which eliminated the need for similar software we had been developing internally. As a result, we ceased our own software development and impaired amounts previously capitalized, resulting in a $6.2 million ($8.3 million pretax) charge to net income, reflected in general and administrative expenses for 2006. This charge does not reflect the underlying business performance of Group Insurance, and therefore, we have excluded it from operating earnings in 2006.
Operating earnings for 2006 increased $5 million, compared to 2005, reflecting higher fees and other revenue and a lower benefit cost ratio partially offset by higher general and administrative expenses. The 2006 growth in fees and other revenue and general and administrative expenses primarily related to the March 2006 acquisition of Broadspire Disability (refer to Note 3 of Notes to Consolidated Financial Statements beginning on page 57). Our Group Insurance benefit cost ratios were 93.5% for 2006, 94.7% for 2005 and 94.2% for 2004. The decrease in our benefit cost ratio for 2006 was primarily due to a decrease in our disability benefit cost ratio due to favorable experience.
Operating earnings for 2005 increased $4 million, compared to 2004, reflecting higher premiums from increased membership and higher net investment income (primarily due to the receipt of mortgage loan prepayment fees), substantially offset by a higher benefit cost ratio and operating expenses. Operating expenses increased in 2005 primarily due to higher employee related costs and selling expenses associated with higher premium revenue.
Net realized capital gains for 2006 were due primarily to gains on sales of debt securities and real estate gains. Net realized capital gains for 2005 were due primarily to real estate gains, gains on sales of debt securities in a low interest rate environment and recoveries from investments previously written-down, partially offset by losses from futures contracts used for correlating the maturities of invested assets with the payment of expected liabilities. Net realized capital gains for 2004 were due primarily to gains on sales of debt securities in a low interest rate environment and gains on the sale of certain real estate investments partially offset by losses from the write-down of other invested assets.
Membership
Group Insurance’s membership as of December 31, 2006 and 2005 was as follows:

(Thousands)	2006	2005

Life	10,070	10,812
Disability (1)	4,801	2,571
Long-term care	216	235

Total	15,087	13,618

(1)	Includes approximately 2.1 million members acquired in the Broadspire Disability acquisition on March 31, 2006.
Total Group Insurance membership as of December 31, 2006 increased by approximately 1.5 million members, compared to December 31, 2005. New membership in Group Insurance was 4.2 million and 1.5 million for 2006 and 2005, respectively. Lapses and in-force membership reductions were 2.7 million for 2006, compared to 1.4 million for 2005. The increase in Group Insurance membership was primarily due to the Broadspire Disability acquisition partially offset by lapses in several large life cases.
LARGE CASE PENSIONS
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2006	2005	2004

Premiums	$194.1	$199.3	$189.0
Net investment income	536.4	514.9	526.3
Other revenue	11.0	11.5	11.9
Net realized capital gains	11.6	8.3	16.2

Total revenue	753.1	734.0	743.4

Current and future benefits	672.2	656.5	660.4
General and administrative expenses (1)	17.0	18.1	19.9
Reduction of reserve for anticipated future losses on discontinued products	(115.4)	(66.7)	—

Total benefits and expenses	573.8	607.9	680.3

Income before income taxes	179.3	126.1	63.1
Income taxes	56.7	44.1	21.3

Net income	$122.6	$82.0	$41.8

Assets under management: (2)
Fully guaranteed discontinued products	$4,352.3	$4,466.9	$4,584.2
Experience-rated (3)	4,752.7	4,268.1	4,509.4
Non-guaranteed (4)	14,857.0	12,229.6	10,632.9

Total assets under management	$23,962.0	$20,964.6	$19,726.5

(1)	Includes salaries and related benefit expenses of $13.7 million in 2006, $14.6 million in 2005 and $14.3 million in 2004.

(2)	Excludes net unrealized capital gains of $200.2 million, $362.6 million and $558.8 million at December 31, 2006, 2005 and 2004, respectively. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for information on expected future reductions in these assets.

(3)	The increase in experience-rated assets under management in 2006 primarily reflects additional deposits to fund guaranteed benefits.

(4)	The increases in non-guaranteed assets under management in 2006 and 2005 primarily reflect additional deposits and investment appreciation.
The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2006	2005	2004

Net income	$122.6	$82.0	$41.8
Other items included in net income:
Net realized capital gains	(8.7)	(5.4)	(10.5)
Reduction of reserve for anticipated future losses on discontinued products (1)	(75.0)	(43.4)	—

Operating earnings	$38.9	$33.2	$31.3

(1)	In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. Changes in this reserve are recognized when deemed appropriate. We reduced the reserve for anticipated future losses on discontinued products by $75.0 million ($115.4 million pretax) in 2006 and $43.4 million ($66.7 million pretax) in 2005. There was no reserve release or charge in 2004. We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more useful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited/charged to the reserve and do not affect our results of operations.
Operating earnings in 2006 increased $6 million compared to 2005, and increased $2 million in 2005 compared to 2004. The increase in operating earnings in 2006 reflects an increase in net investment income in continuing products primarily due to higher income from the receipt of mortgage loan equity participation income, higher yields and higher limited partnership income. The increase in operating earnings in 2005 reflects favorable experience related to a run-off product. Large Case Pensions’ operating earnings are expected to decline in the future in keeping with the run-off nature of the business.
The reductions of the reserve for anticipated future losses on discontinued products in 2006 and 2005 were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.

General account assets supporting experience-rated products (where the contract holder, not us, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to contract holder or participant withdrawals. For the years ended December 31, 2006, 2005 and 2004, experience-rated contract holder and participant-directed withdrawals were as follows:

(Millions)	2006	2005	2004

Scheduled contract maturities and benefit payments (1)	$361.3	$379.6	$731.5
Contract holder withdrawals other than scheduled contract maturities and benefit payments (2)	202.2	45.6	81.9
Participant-directed withdrawals (2)	16.9	18.4	25.7

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)	Approximately $515.5 million, $674.4 million and $638.7 million at December 31, 2006, 2005 and 2004, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $127.8 million, $312.4 million and $339.0 million at December 31, 2006, 2005 and 2004, respectively, of experience-rated pension contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.
Discontinued Products
We discontinued the sale of our fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993. We established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet our obligations under these products.
Results of operations of discontinued products, including net realized capital gains (losses), are credited (charged) to the reserve for anticipated future losses. Our results of operations would be adversely affected to the extent that future losses on discontinued products are greater than anticipated and favorably affected to the extent future losses are less than anticipated.
The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss (including mortality and retirement gains or losses) and realized capital gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold and any other-than-temporary impairments. Mortality and retirement gains or losses reflect our experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.
The results of discontinued products for the years ended December 31, 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Interest margin (deficit) (1)	$6.3	$(12.1)	$(23.1)
Net realized capital gains	25.1	14.3	24.4
Interest earned on receivable from continuing products	18.8	19.9	19.6
Other, net	9.7	9.2	9.2

Results of discontinued products, after tax	$59.9	$31.3	$30.1

Results of discontinued products, pretax	$80.6	$39.1	$44.0

Net realized capital gains from bonds, after tax (included above)	$14.7	$6.4	$12.8

(1)	The interest margin (deficit) is the difference between earnings on invested assets and interest credited to contract holders.
The interest margin for 2006 compared to the interest deficit for 2005 was primarily due to higher limited partnership income in 2006. The interest deficit for 2005 decreased compared to 2004, primarily due to lower interest credited to contract holders as liabilities declined.

Net realized capital gains for 2006 were due primarily to gains on sales of debt securities, real estate and equity securities partially offset by losses on the write-down of other investments and losses on futures contracts. Net realized capital gains for 2005 reflect gains on sales of debt and equity securities as well as gains on futures contracts. Net realized capital gains for 2004 reflect gains on sales of debt securities in a low interest rate environment, receipt of mortgage loan equity participations, gain on sales of a real estate investment and gains from futures contracts.
The activity in the reserve for anticipated future losses on discontinued products in 2006, 2005, and 2004 was as follows (pretax):

(Millions)	2006	2005	2004

Reserve for anticipated future losses on discontinued products, beginning of period	$1,052.2	$1,079.8	$1,035.8
Operating income (loss)	38.6	12.4	(6.6)
Net realized capital gains	38.6	22.0	37.5
Mortality and other	3.4	4.7	13.1
Tax benefits (1)	43.7	—	—
Reserve reduction	(115.4)	(66.7)	—

Reserve for anticipated future losses on discontinued products, end of period	$1,061.1	$1,052.2	$1,079.8

(1)	Amount represents tax credits primarily from tax advantaged investments which were reclassified from deferred tax liabilities within the liabilities supporting discontinued products.
Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $115 million ($75 million after tax) of the reserve was released in 2006 and $67 million ($43 million after tax) was released in 2005. The 2006 and 2005 reserve releases were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve. The reserve was found to be adequate, and no release or charge was required during 2004. The current reserve reflects management’s best estimate of anticipated future losses.
Refer to Note 20 of Notes to Consolidated Financial Statements beginning on page 84 for additional information on the assets and liabilities supporting discontinued products at December 31, 2006 and 2005 as well as a discussion of the reserve for anticipated future losses on discontinued products.
CORPORATE INTEREST
Corporate interest expense represents interest incurred on our debt and is not recorded in our business segments. After-tax interest expense was $96 million for 2006, $80 million for 2005 and $68 million for 2004. The increase in interest expense for 2006 compared to 2005 was related to higher overall average long-term debt levels as a result of our issuance of $2.0 billion in senior notes in 2006 and the sale of interest rate swap agreements in 2005. The increase in interest expense for 2005 compared to 2004 was related to higher interest rates and the sale of the interest rate swap agreements. Refer to Notes 13 and 15 of Notes to Consolidated Financial Statements beginning on pages 75 and 76, respectively, for additional information.
INVESTMENTS
Investments disclosed in this section relate to our total portfolio (including assets supporting discontinued products and experience-rated products). Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 60 for additional information on our investments.

Total investments at December 31, 2006 and 2005 were as follows:

	2006			2005
(Millions)	Current	Long-term	Total	Current	Long-term	Total

Debt securities available for sale:
Available for use in current operations	$13,293.8	$—	$13,293.8	$13,216.9	$—	$13,216.9
Loaned securities	1,018.1	—	1,018.1	1,115.7	—	1,115.7
On deposit, as required by regulatory authorities	—	555.0	555.0	—	522.4	522.4

Debt securities available for sale	14,311.9	555.0	14,866.9	14,332.6	522.4	14,855.0
Equity securities available for sale	32.8	38.3	71.1	34.5	26.7	61.2
Short-term investments	110.6	—	110.6	114.8	—	114.8
Mortgage loans	207.4	1,380.8	1,588.2	86.7	1,460.8	1,547.5
Other investments	3.0	1,247.3	1,250.3	10.1	1,320.2	1,330.3

Total investments	$14,665.7	$3,221.4	$17,887.1	$14,578.7	$3,330.1	$17,908.8

Debt and Equity Securities
Debt securities represented 83% at both December 31, 2006 and 2005 of our total invested assets and supported the following types of products:

(Millions)	2006	2005

Supporting discontinued products	$3,107.6	$3,342.9
Supporting experience-rated products	1,672.8	1,920.8
Supporting remaining products	10,086.5	9,591.3

Total debt securities	$14,866.9	$14,855.0

The debt securities in our portfolio are generally rated by external rating agencies and, if not externally rated, are rated by us on a basis we believe to be similar to that used by the rating agencies. Our investments in debt securities had an average quality rating of A+ at December 31, 2006 and 2005 (36% and 34% were AAA at December 31, 2006 and 2005, respectively). We consider debt securities that have a quality rating below BBB-/Baa3 to be below investment grade. Total debt securities include below investment grade securities of $925 million at December 31, 2006 and $967 million at December 31, 2005, of which 23% at December 31, 2006 and 25% at December 31, 2005 support discontinued and experience-rated products.
We have classified our debt and equity securities as available for sale and carry them at fair value. Fair values for such securities are based on quoted market prices. Non-traded debt securities are priced independently by a third-party vendor, and non-traded equity securities are priced based on an internal analysis of the investment’s financial statements and cash flow projections. The carrying value of non-traded debt and equity securities at December 31, 2006 and 2005 were as follows:

	2006			2005
	Debt	Equity		Debt	Equity
(Millions)	Securities	Securities	Total	Securities	Securities	Total

Supporting discontinued and experience-rated products	$149.8	$37.9	$187.7	$199.3	$26.6	$225.9
Supporting remaining products	4.2	.4	4.6	2.4	.2	2.6

Total non-traded securities	$154.0	$38.3	$192.3	$201.7	$26.8	$228.5

Debt securities reflect net unrealized capital gains of $276 million (comprised of gross unrealized capital gains of $415 million and gross unrealized losses of $139 million) at December 31, 2006 compared with net unrealized capital gains of $494 million (comprised of gross unrealized capital gains of $623 million and gross unrealized losses of $129 million) at December 31, 2005. Of the net unrealized capital gains at December 31, 2006, $142 million relate to assets supporting discontinued products and $52 million relate to experience-rated products. Of the net unrealized capital gains at December 31, 2005, $250 million relate to assets supporting discontinued products and $103 million relate to experience-rated products.

Equity securities reflect gross unrealized capital gains of $6 million (comprised principally of gross unrealized capital gains) at December 31, 2006 compared with gross unrealized capital gains of $10 million at December 31, 2005.
If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss which is reflected in accumulated other comprehensive (loss) income (a component of shareholders’ equity). If the decline is “other-than-temporary,” the carrying value of the investment is written down and a realized capital loss is recorded in earnings consistent with the guidance of FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“FSP 115-1”) and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable & Equities Securities,” (“SAB 59”). Evaluating declines in fair value below the carrying value for other-than-temporary impairments is one of our critical accounting estimates. Refer to Critical Accounting Estimates – Other-Than-Temporary Impairment of Investment Securities beginning on page 27 for additional information. At December 31, 2006 and 2005 the amount of gross unrealized losses and related fair value, of debt and equity securities were as follows:

	2006		2005
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Supporting discontinued and experience-rated products (1)	$1,414.1	$42.1	$1,246.1	$37.1
Supporting remaining products (2)	5,053.0	96.5	4,718.0	92.5

Total	$6,467.1	$138.6	$5,964.1	$129.6

(1)	At December 31, 2006 and 2005, below investment grade and non-rated debt and equity securities in an unrealized loss position of $1.0 million and $5.7 million, respectively, and related fair values of $36.8 million and $79.7 million, respectively, related to securities supporting experience-rated and discontinued products.

(2)	At December 31, 2006 and 2005, below investment grade and non-rated debt and equity securities in an unrealized loss position of $4.6 million and $9.2 million, respectively, and related fair values of $159.8 million and $224.2 million, respectively, related to securities supporting remaining products.
At December 31, 2006, the amount of unrealized losses and related fair value of debt and equity securities in an unrealized loss position for greater than twelve months were $107 million and $3.4 billion, respectively, and such amounts were $41 million and $1.3 billion, respectively, at December 31, 2005. Unrealized losses were generally caused by current interest rates that are higher than the interest rates stated on our debt securities. We have the ability and intent to hold these securities until their cost can be recovered. Therefore, at December 31, 2006 and 2005, no other-than-temporary impairments were deemed to have occurred. We had no material unrealized losses on individual debt or equity securities at December 31, 2006 or 2005.
Net realized capital gains were $32 million ($24 million after tax) in 2006, $32 million ($21 million after tax) in 2005 and $71 million ($46 million after tax) in 2004. There were no significant investment write-downs from other-than-temporary impairments in 2006, 2005 or 2004. We had no individually material losses on debt or equity securities that impacted our results of operations in 2006, 2005, or 2004.
Mortgage Loans
Our mortgage loan investments supported the following types of products:

(Millions)	2006	2005

Supporting discontinued products	$650.6	$644.9
Supporting experience-rated products	304.3	320.8
Supporting remaining products	633.3	581.8

Total mortgage loans	$1,588.2	$1,547.5

The mortgage loan portfolio balance represented 9% of our total invested assets at both December 31, 2006 and 2005. There were no material problem, restructured or potential problem loans included in mortgage loans at December 31, 2006 or 2005. There were no impairment reserves on mortgage loans at December 31, 2006 or 2005. Refer to Note 2 and 8 of Notes to Consolidated Financial Statements beginning on pages 48 and 60, respectively, for additional information.

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate. We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio. In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. Our use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, warrants, forward contracts and futures contracts. These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, we expect these instruments to reduce overall risk. Refer to Liquidity and Capital Resources below and Note 15 of Notes to Consolidated Financial Statements beginning on page 76 for additional information.
We regularly evaluate our risk from market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. We also regularly evaluate the appropriateness of investments relative to our management-approved investment guidelines (and operate within those guidelines) and the business objectives of our portfolios.
The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by those contract holders and not by us (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully guaranteed large case pensions products are provided for in the reserve for anticipated future losses on discontinued products (refer to Large Case Pensions - Discontinued Products beginning on page 13).
Management also reviews, on a quarterly basis, the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, results of operations and cash flows assuming the occurrence of certain reasonably possible changes in market rates and prices. We determine the potential effect of interest rate risk on near-term net income, cash flow and fair value based on commonly used models. The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options. We also estimate the impact on fair value based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.
Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, results of operations or cash flows as of December 31, 2006.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Generally, we meet our operating requirements by maintaining appropriate levels of liquidity in our investment portfolio and using overall cash flows from premiums, deposits and income received on investments. We monitor the duration of our portfolio of debt securities (which is highly marketable) and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals and operating expenses.
Presented below is a condensed statement of cash flows for the years ended December 31, 2006, 2005 and 2004. We present net cash flows used for operating activities of continuing operations and net cash flows provided by investing activities separately for our Large Case Pensions segment, because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 46 for additional information.

(Millions)	2006	2005	2004

Cash flows from operating activities
Health Care and Group Insurance (1)	$1,917.6	$1,894.4	$884.5
Large Case Pensions	(279.0)	(242.9)	(266.8)

Net cash provided by operating activities of continuing operations	1,638.6	1,651.5	617.7
Discontinued Operations	49.7	68.8	666.2

Net cash provided by operating activities	1,688.3	1,720.3	1,283.9

Cash flows from investing activities
Health Care and Group Insurance	(931.3)	(1,009.3)	(546.1)
Large Case Pensions	378.0	299.2	613.5

Net cash (used for) provided by investing activities	(553.3)	(710.1)	67.4

Net cash used for financing activities	(1,447.6)	(1,213.6)	(1,388.7)

Net decrease in cash and cash equivalents	$(312.6)	$(203.4)	$(37.4)

(1)	Includes corporate interest.
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $1.9 billion in 2006 and 2005, and $885 million in 2004. Included in these amounts were payments of approximately $245 million pretax in each of 2006 and 2005 and $555 million pretax in 2004 in voluntary contributions to our tax-qualified pension plan. The cash flows from operating activities also reflect the receipt of approximately $50 million in 2006, $69 million in 2005 and $666 million in 2004 resulting from the completion of certain Internal Revenue Service audits associated with businesses previously sold by our former parent company (refer to Note 21 of Notes to Consolidated Financial Statements on page 88 for additional information). The cash flows provided by operating activities for 2005 also include payments of approximately $150 million pretax related to a prior year class action lawsuit settlement.
As discussed in Note 3 of Notes to Consolidated Financial Statements beginning on page 57, during 2006 and 2005, we spent $161 million and $1.2 billion ($1.1 billion after considering cash acquired) on acquisitions we expect to enhance our existing product capabilities and future growth opportunities. This use of cash was reported as cash flows used in investing activities.
We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.
During the period 2004 through 2006, we repurchased common stock under various repurchase programs authorized by our Board. In 2006, we repurchased approximately 60 million shares of common stock at a cost of $2.3 billion. In 2005, we repurchased approximately 42 million shares of common stock at a cost of $1.7 billion. In 2004, we repurchased approximately 64 million shares of common stock at a cost of $1.5 billion. As of December 31, 2006, we had authorization to repurchase up to $571 million of common stock under the remaining Board authorization.
On September 29, 2006, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2006. The dividend was paid on November 30, 2006. While our Board reviews our common stock dividend annually, we currently intend to maintain an annual dividend of $.04 per common share. Among the factors considered by our Board in determining the amount of the dividend are our results of operations and the capital requirements, growth and other characteristics of our businesses.
In June 2006, we issued $2.0 billion of senior notes, comprised of $450 million of 5.75% senior notes due 2011, $750 million of 6.0% senior notes due 2016 and $800 million of 6.625% senior notes due 2036. The proceeds from these senior notes were used to redeem the entire $700 million aggregate principal amount of our 8.5% senior notes due 2041 and to repay approximately $400 million of commercial paper borrowings, outstanding since the March 1, 2006 maturity of the entire $450 million aggregate principal amount of our 7.375% senior notes. The remainder of the net proceeds raised were used for general corporate purposes, including share repurchases.

We have significant short-term liquidity supporting our businesses. Our committed short-term borrowing capacity consists of a $1 billion credit facility which terminates in January 2012 and a one-year bridge loan facility for certain of our subsidiaries with a borrowing capacity of up to $45 million. The $1 billion revolving credit facility also provides for the issuance of letters of credit at our request, up to $150 million, which count as usage of the available commitments under the facility. The credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1.35 billion upon our agreement with one or more financial institutions. The maximum amount of commercial paper that was outstanding during 2006 was approximately $746 million.
Our total debt to capital ratio (total debt divided by shareholders’ equity plus total debt) was 21% at December 31, 2006. Refer to Note 13 of Notes to Consolidated Financial Statements on page 75 for additional information on our short-term and long-term debt.
We use short-term borrowings from time to time to address timing differences between cash receipts and disbursements.
Other Common Stock Transactions
During each of 2006 and 2005, our common stock split two-for-one. All share and per share amounts in this MD&A and the accompanying Consolidated Financial Statements and related notes have been adjusted to reflect both stock splits. Refer to Note 1 of Notes to Consolidated Financial Statements beginning on page 47 for additional information about these two stock splits.
Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, at December 31, 2006, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.4 billion in the aggregate.
We use dividends from our subsidiaries to meet our liquidity requirements, which include the payment of interest on debt, shareholder dividends, share repurchase programs, investments in new businesses, maintaining appropriate levels of capitalization in our operating subsidiaries and other purposes we consider necessary. Excess capital at operating subsidiaries above targeted and/or required capital levels is periodically remitted to us as permitted by regulatory requirements.
Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future results of operations, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 60 and 79, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2006.
Contractual Obligations
The following table summarizes certain estimated future obligations by period at December 31, 2006, under our various contractual obligations. The table below does not include future payment of claims to health care providers or pharmacies because certain terms are not determinable at December 31, 2006 (for example, the timing and volume of future services provided under fee-for-service arrangements and the level of future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under our credit agreements or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.

(Millions)	2007	2008 - 2009	2010 - 2011	Thereafter	Total

Long-term debt obligations (1)	$159.3	$318.6	$1,175.1	$3,046.9	$4,699.9
Operating lease obligations (2)	164.1	244.3	107.2	96.7	612.3
Purchase obligations (3)	339.1	303.4	81.4	3.8	727.7
Other liabilities reflected on the
Consolidated Balance Sheet: (4)
Future policy benefits (5)	774.1	1,276.4	1,030.0	4,079.8	7,160.3
Unpaid claims (5)	583.2	352.5	244.4	532.6	1,712.7
Policyholders’ funds (6)	515.1	155.1	108.3	472.3	1,250.8
Other long-term liabilities (7)	1,760.6	139.2	123.9	280.9	2,304.6

Total	$4,295.5	$2,789.5	$2,870.3	$8,513.0	$18,468.3

(1)	Debt payments include interest payments and exclude the cumulative fair value adjustment amount associated with terminated interest rate swap agreements. Debt payments could be accelerated upon violation of debt covenants, the likelihood of which we believe is remote. Refer to Note 13 of Notes to Consolidated Financial Statements on page 75 for additional information.

(2)	We did not have any material capital lease obligations at December 31, 2006.

(3)	Purchase obligations include investment commitments and purchase obligations with a total minimum remaining commitment in excess of $1 million at December 31, 2006. We do not consider ordinary course of business contracts with no specified fixed or minimum quantities to be purchase obligations.

(4)	Payments of other long-term liabilities exclude Separate Account liabilities of approximately $18.2 billion. Separate Account liabilities represent funds maintained to meet specific investment objectives of contract holders who bear the investment risk. These liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of our business. The timing of the related cash flows is unpredictable due to contract holder discretion.

(5)	Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in our Large Case Pensions business and long-duration group paid-up life and long-term care insurance contracts in our Group Insurance business. Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for claims incurred but not reported as of December 31, 2006. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for additional information. Estimated payments for reserves for future policy benefits and unpaid claims are computed in accordance with actuarial standards and certain reserves are based on the present value of future net payments. Future policy benefits and unpaid claims also include certain reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not us, is responsible for cash flows associated with the reinsured contract. Our reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, we would be responsible for cash flows. We monitor the solvency of our reinsurance carriers and do not believe the risk of insolvency is significant. Approximately $1.1 billion (of which, approximately $27 million is included in current liabilities) of ceded insurance liabilities have been excluded from the table above.

(6)	Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in our Large Case Pensions business and customer funds associated with group life and health contracts in our Health Care and Group Insurance businesses (refer to Note 2 in the Notes to Consolidated Financial Statements beginning on page 48 for additional information). Policyholders’ funds include approximately $186 million related to reserves ceded to other independent insurance companies through reinsurance contracts. Reserves for contracts subject to reinsurance have been excluded from the table above. The reinsurance carrier, not us, is responsible for cash flows associated with the reinsured contract. Our reinsured reserves are supported by reinsurance recoverables included in total assets. In the event of insolvency of the reinsurance carrier, we would be responsible for cash flows. We monitor the solvency of our reinsurance carriers and do not believe the risk of insolvency is significant. Customer funds associated with group life and health contracts of approximately $374 million have been excluded from the table above because such funds may be used primarily at the customer’s discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $53 million have been excluded from the table above.

(7)	Other long-term liabilities include the following liabilities excluded from the table above:
•	Employee-related benefit obligations of approximately $711 million including our pension, other postretirement and post- employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, the payments for other long-term liabilities include anticipated voluntary pension contributions to our defined pension plan of approximately $45 million in 2007 and the expected benefit payments of approximately $551 million for the next ten years for our nonqualified pension plan and our post-retirement benefit plans, which we primarily fund when paid by the plans.

•	Deferred gains of approximately $100 million related to prior cash payments which will be recognized in our earnings in the future in accordance with GAAP.

•	Net unrealized capital gains on debt and equity securities of $130 million supporting discontinued products.

•	Minority interests of approximately $44 million consisting of subsidiaries less than 100% owned by us. This amount does not represent future cash payments we will be required to make.

Ratings
As of February 26, 2007, the credit ratings of Aetna Inc. and Aetna Life Insurance Company (“ALIC”) from the respective nationally recognized statistical rating organizations (“Rating Agencies”) were as follows:

			Moody's Investors	Standard
	A.M. Best	Fitch	Service	& Poor’s

Aetna Inc. (senior debt) (1)	bbb+	A-	A3	A-
Aetna Inc. (commercial paper) (1)	AMB-2	F2	P-2	A-2
ALIC (financial strength) (1)	A	AA-	Aa3	A+

(1)	The stated outlook from all Rating Agencies for the senior debt and financial strength ratings of Aetna Inc. and ALIC, respectively, is stable.
Solvency Regulation
The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2006, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2006, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own RBC standards as part of determining a company’s rating.
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
Health Care Costs Payable
Health care costs payable include estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”). At December 31, 2006 and 2005, our IBNR reserves represented approximately 78% and 79%, respectively, of total health care costs payable. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our IBNR estimates using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month’s incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable.
We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.
Because claims incurred within 3 months prior to the financial statement date have less activity (i.e., a large portion of health care claims are not submitted to us and/or processed until after the end of the quarter in which services are rendered by providers to our members), estimates of the ultimate cost of claims incurred for these months are not based primarily on the historically derived completion factors. Rather, the estimates for these months also reflect increased emphasis on the assumed health care cost trend rate, which may be influenced by seasonal patterns and changes in membership and product mix.
Our health care cost trend rate is affected by increases in per member utilization of medical services as well as increases in the per unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and per unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.
For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates, and the adequacy of such estimates is highly sensitive to changes in assumed completion factors, and the assumed health care cost trend rate. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2006; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2006 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (i.e., our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior fiscal quarter, prior fiscal year or earlier periods. We also consider the results of these re-examinations when we determine our current year liabilities. Because of the uncertainty involved in establishing estimates of health care costs payable each period, changes in prior period health care cost estimates may be offset by current period health care costs when we establish our estimate of current period health care costs. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. When significant decreases (increases) in prior periods’ health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates. In 2006 and 2005, we recorded favorable development of prior period health care cost estimates of approximately $18 million pretax and $250 million pretax (reflects the release of approximately $103 million of reserves related to the New York Market Stabilization Pool), respectively (refer to Health Care on page 5 and Note 6 of Notes to Consolidated Financial Statements on page 58 for additional information).
During 2006, our claim submission and processing times were consistent with 2005. During 2005, claim submission and processing times decreased due to increased electronic submissions of claims, accelerated processing of claims (as a result of increased automatic processing of claims and other factors) and other efficiencies in our processes as well as those of the medical service providers submitting claims. As a result, in 2005, older dates of service (i.e., those claims with dates of service three months or more before the financial statement date) were more complete than we originally estimated, which contributed to the 2005 favorable development of prior period health care cost estimates we reported in results of operations (refer to our discussion of Health Care results in this MD&A beginning on page 5 for more information on development). Specifically, after considering the claims paid in 2006 and 2005 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were approximately .2% lower and .6% higher, respectively, than previously estimated. When establishing our reserves at December 31, 2006, the weighted average assumed completion factors were reasonably consistent with those previously used in 2005. Based on our historical claim experience, it is reasonably possible that our assumed completion factors may vary by plus or minus .75% from actual.
Also during 2006 and 2005, we observed that our health care cost trend rates for claims with dates of service three months or less before the financial statement date were slightly lower than previously estimated which contributed to the favorable development of prior period health care cost estimates we reported in results of operations. Specifically, after considering the claims paid in 2006 and 2005 with dates of service for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately .5% and 2.6%, respectively, lower than previously estimated for claims associated with combined Commercial Risk and Medicare IBNR. The lower than anticipated health care cost trend rates we observed in 2006 for claims incurred in 2005 were due to moderating inpatient, outpatient and primary care physician service trends. The lower than anticipated health care cost trend rates we observed in 2005 for claims incurred in 2004 were due to moderating physician, outpatient and inpatient service trends. Historical health care cost trend rates are not necessarily representative of current trends. Therefore, we consider historical trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current trend rates. When establishing our reserves at December 31, 2006, we decreased our assumed health care cost trend rates to account for the lower than anticipated health care cost trend rates recently observed. Based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 4.0 percentage points from actual.
The following table illustrates the sensitivity of our results of operations to changes in our assumption for our estimate of our health care costs payable at December 31, 2006 (in millions) that would be caused by certain reasonably possible changes to our estimated weighted average completion factors and health care cost trend rates and the impact that such changes could have on current period operating results. However, it is possible that the actual completion factors and health care cost trend rates will develop differently from our historical patterns and therefore could be outside of the ranges illustrated in the following table.

Completion Factors (1)		Health Care Cost Trend Rates (2)
(Decrease) Increase	Decrease (Increase) in	(Decrease) Increase	Decrease (Increase) in
in Factor	Results of Operations	in Factor	Results of Operations

		(4%)	$(110.4)
(.75%)	$56.9	(3%)	(82.8)
(.5%)	37.9	(2%)	(55.2)
(.25%)	18.9	(1%)	(27.6)
.25%	(18.9)	1%	27.6
.5%	(37.7)	2%	55.2
.75%	(56.5)	3%	82.8
		4%	110.4

(1)	Reflects estimated impact of a (decrease) increase in weighted average completion factors prior to the most recent three months. An increase in the completion factor results in a decrease in the remaining estimated reserves for claims.

(2)	Reflects estimated impact of a (decrease) increase in health care cost trend rates for the most recent three months.
Health care costs payable as of December 31, 2006 and 2005 consisted of the following:

(Millions)	2006	2005

Commercial Risk	$1,793.1	$1,737.3
Medicare	128.7	79.5
Medicaid	5.7	.2

Total health care costs payable	$1,927.5	$1,817.0

Premium Deficiency Reserves
In cases where we project future health care costs will exceed our existing reserves plus anticipated future premiums, we establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves for our Health business at December 31, 2006.
Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities relate to our life, disability and long-term care products.
Life and Disability
The liabilities for our life and disability products reflect benefit claims that have been reported to us but not yet paid, estimates of claims that have been incurred but not yet reported to us and future policy benefits earned under insurance contracts. We develop these reserves and the related benefit expenses are developed using actuarial principles and assumptions that consider, among other things, discount, recovery and mortality rates (each discussed below). Completion factors are also evaluated when estimating our reserves for claims incurred but not yet reported for life products. We also consider the benefit payments from the U.S. Social Security Administration for which our disability members may be eligible and which may offset our liability for disability claims (this is known as the Social Security offset). Each period, we estimate these factors, to the extent relevant, based primarily on historical data, and use these estimates to determine the assumptions underlying our reserve calculations. Given the extensive degree of judgment and uncertainty used in developing these estimates, it is possible that our estimates could develop either favorably or unfavorably.

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, as higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rate for life and disability reserves at December 31, 2006 decreased by .22% and .01%, respectively, when compared to the rates used at December 31, 2005, and increased by .16% and .08%, respectively, when compared to the rates used at December 31, 2004. The discount rates we selected for disability and life reserves at December 31, 2006 were slightly lower than the rates we selected in the previous year as a result of declining investment yields on the portfolio of assets supporting these reserves. The discount rates we selected for disability and life reserves at December 31, 2005 were slightly higher than the rates we selected in the previous year as a result of improved investment yields on the portfolio of assets supporting these reserves. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus .25% from year to year. A .25% decrease in the discount rates selected for our life and disability reserves would have increased current and future life and disability benefit costs by approximately $12 million for 2006.
For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member’s disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life claims are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves may vary by less than one percent during the course of a year. A one percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $5 million for 2006. When establishing our reserves at December 31, 2006, we have adjusted our estimates of these rates based on recent experience.
We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2006, we held approximately $239 million in reserves for life claims incurred but not yet reported to us.
Long-term Care
We establish a reserve for future policy benefits for our long-term care products at the time each policy is issued based on the present value of future benefit payments less the present value of future premiums. In establishing this reserve, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us. We estimate the future policy benefits reserve for long-term care products using these assumptions and actuarial principles. For long-duration insurance contracts, we use our original assumptions throughout the life of the policy and do not subsequently modify them unless we deem the reserves to be inadequate. A portion of our reserves for long-term care products also reflect our estimates relating to future payments to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Premium Deficiency Reserves
In cases where we project future policy benefit costs will exceed our existing reserves plus anticipated future premiums, we establish premium deficiency reserves for the amount of the expected loss in excess of expected future premiums. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves for our Group Insurance business at December 31, 2006.
Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments to reduce this reserve that have increased our net income. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. In 2006, $115 million ($75 million after tax) and in 2005, $67 million ($43 million after tax) of reserves were released for these reasons. There were no reserve adjustments in 2004. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could negatively impact our operating results.
Recoverability of Goodwill and Other Acquired Intangible Assets
We have made previous acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results.
Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension (“pension”) and other postretirement benefit (“OPEB”) plans. Refer to Note 12 of Notes to Consolidated Financial Statements beginning on page 67 for additional information. Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (historically September 30). A change in any of our assumptions would have an effect on our pension and OPEB plan costs.
Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on pension plan assets assumption of 8.5% for 2006 and 8.75% for 2005 and an expected return on OPEB plan assets assumption of 5.7% for 2006 and 6.5% for 2005. Our expected return on pension plan assets is based on asset range allocations assumptions of 60% – 70% U.S. and international public and private equity securities, 20% – 30% fixed income securities and 5% – 15% real estate and other assets. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate. At December 31, 2006, our actual asset allocations were consistent with our asset allocation assumptions. A one-percentage point increase/decrease in our expected return on plan assets assumption would decrease/increase our annual pension costs by approximately $35 million after tax and would decrease/increase our annual OPEB costs by approximately $.5 million after tax.
The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds (that is, bonds with a rating of Aa or better from Moody’s Investors Service or a rating of AA or better from Standard and Poor’s). We project the benefits expected to be paid from each plan at each point in the future based on each participant’s current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases costs. In 2006, we increased our assumed discount rate to 5.98% and 5.85% for our pension and OPEB plans, respectively, up from 5.77% and 5.59%, respectively, at the previous measurement date in 2005. A one-percentage point decrease in the assumed discount rate would increase our annual pension costs by approximately $42 million after tax and would increase our annual OPEB costs by approximately $.2 million after tax.
As discussed in greater detail in Note 2 of Notes to Consolidated Financial Statements beginning on page 48, in accordance with a recently adopted accounting standard, we have elected to change our measurement date to December 31, effective December 31, 2007. In order to transition to this new measurement date, we will remeasure the plan assets and benefit obligations of our pension and OPEB plans as of January 1, 2007 to determine the effect of the measurement date change and to estimate our 2007 pension and OPEB expense, which we do not expect to be material.
The declining interest rate environment and varying asset returns compared to expectations in 2002 through 2005 have resulted in an aggregate accumulated actuarial loss for our pension and OPEB plans of $954 million at December 31, 2006. The accumulated actuarial loss is amortized over the remaining service life of pension plan participants (estimated at 9 years at December 31, 2006) and the expected life of OPEB plan participants (estimated at up to 17 years at December 31, 2006) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2006, $328 million of the actuarial loss was outside of the corridor, resulting in an increase of approximately $21 million after tax in our 2007 pension and OPEB expense.
Our expected return on plan assets and discount rate discussed above will not affect the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”). We will not have a minimum funding requirement for our pension and OPEB plans in 2007. However, we currently intend to make a voluntary pension contribution of approximately $45 million in 2007.
Other-Than-Temporary Impairment of Investment Securities
We periodically review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in market value is considered other-than-temporary, the cost basis/carrying amount of the security is written down, and the amount of the write-down is included in earnings. This analysis requires significant diligence and involves judgment. We analyze all facts and circumstances we believe are relevent for each investment when performing this analysis, in accordance with the guidance of FAS No. 115, FSP 115-1 and SAB 59.
Among the factors considered in evaluating whether a decline is other-than-temporary, we consider whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole, the prospects for realizing the carrying value of the security based on the investment’s current and short-term prospects for recovery and other factors. For unrealized losses deemed to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine if sufficient market recovery can occur within a reasonable period of time and whether we have the intent and ability to hold the investment until market recovery, which may be until maturity. In such a case, an other-than-temporary impairment is not recognized. Securities in an unrealized loss position for which we believe the decline is a result of the quality of the security or the credit worthiness of the issuer, or which we do not have the intent and ability to hold until recovery in value, are considered other-than-temporarily impaired, and we write down their carrying value to fair value.
In determining our ability to hold a security until full recovery of value, we consider the following factors, among others:
•	forecasted recovery period, based on our internal credit analysts’ expectations, as well as research performed by external rating agencies;

•	whether the expected investment return is sufficient relative to other funding sources;

•	our projected cash flow and capital requirements.

We have the ability and intent to hold the securities that were in an unrealized loss position at December 31, 2006 until such securities recover in value.
The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from our expectations and the risk that facts and circumstances factored into our assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods may result in a current period decision to sell securities that were not impaired in prior reporting periods.
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
Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. We estimate the amount of future retroactivity each period and adjust the recorded revenue accordingly. We also estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectable amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectable amounts when compared to our estimated levels would have a significant effect on Health Care’s results of operations.
REGULATORY ENVIRONMENT
General
The federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or could materially impact various aspects of the health care system. For example, proposals that would address the issues of affordability and availability of health insurance, including ways to reduce the number of uninsured, are currently pending in many states and have been advanced by a number of presidential candidates. The proposals vary, and include individual insurance requirements, the expansion of eligibility under existing Medicaid programs, minimum medical cost ratios for health plans, mandatory issuance of insurance coverage and requiring health plans and insurers to set premiums based only on age and home address. While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.
Our operations are subject to comprehensive state and federal regulation throughout the United States (“U.S.”) in the jurisdictions in which we do business. Supervisory agencies, including state health, insurance and managed care departments and state boards of pharmacy, have broad authority to:
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

Health Care Regulation
General
The federal and state governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us. Areas of governmental regulation include:
•	Licensure

•	Policy forms, including plan design and disclosures

•	Premium rates and rating methodologies

•	Medical cost ratios

•	Underwriting rules and procedures

•	Benefit mandates

•	Eligibility requirements

•	Service areas

•	Market conduct

•	Utilization review activities

•	Payment of claims, including timeliness and accuracy of payment

•	Member rights and responsibilities

•	Sales and marketing activities

•	Quality assurance procedures

•	Disclosure of medical and other information

•	Provider rates of payment

•	Surcharges on provider payments

•	General assessments

•	Provider contract forms

•	Pharmacy operations

•	Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk pooling mechanism

•	Delegation of risk and other financial arrangements

•	Producer licensing and compensation

•	Financial condition (including reserves) and

•	Corporate governance.
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
In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, we have elected not to participate in voluntary pools, but even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state’s small group experience.
HIPAA Administrative Simplification; Gramm-Leach-Bliley Act
The regulations under the administrative simplification provisions of HIPAA also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the U.S. Department of Health and Human Services (“HHS”) to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information (“Administrative Simplification”).
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
Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (e.g., health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. We have met all applicable Administrative Simplification requirements to date. We are required to comply with the provider identifier rules by May 2007.
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

Legislative and Regulatory Initiatives
There has been a continuing trend of increased health care regulation at both the federal and state levels. The federal government and many states have enacted or are considering additional legislation or regulation related to health care plans. Legislation, regulation and initiatives relating to this trend include among other things, the following:
•	Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages.
•	Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers. These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.
•	Mandating minimum medical cost ratios.
•	Extending malpractice and other liability exposure for decisions made by health plans.
•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (e.g., infertility treatment and experimental pharmaceuticals).
•	Mandating direct access to specialists for patients with chronic conditions, and direct access to OB/GYNs, chiropractors or other practitioners.
•	Mandating expanded employer and consumer disclosures and notices.
•	Mandating expanded coverage for emergency services.
•	Prohibiting or limiting certain types of financial arrangements with providers, including among other things incentives based on utilization of services.
•	Imposing substantial penalties for failure to pay claims within specified time periods.
•	Regulating the composition of provider networks, such as any willing provider and pharmacy laws (which generally provide that providers and pharmacies cannot be denied participation in a managed care plan where the providers and pharmacies are willing to abide by the terms and conditions of that plan).
•	Imposing payment level limits for out-of-network care.
•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.
•	Restricting health plan claim processing, review, payment and related procedures.
•	Requiring the application of treatment and financial parity between mental health benefits and medical benefits within the same health plan.
•	Extending benefits available to workers who lose their jobs and other uninsured individuals.
•	Mandating liberalized definitions of medical necessity.
•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.
•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.
•	Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs.
•	Making health plans responsible for provider payments in the event of financial failure by a capitated physician group or other intermediary.
•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.
•	Creating a single payer system where the government oversees or manages the provision of health care coverage.
•	Imposing employer or individual health coverage mandates.
It is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits, assessments or other increased costs.
We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, federal and state courts continue to consider cases addressing the pre-emptive effect of ERISA on state laws. In general, limitations to this pre-emption have the effect of increasing our costs, liability exposures, or both. Legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not preempted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.
Patients’ Rights Legislation
Various state legislatures and the U.S. Congress continue to debate legislation containing various patient protection initiatives, including provisions that could expose us to unlimited economic damages and certain punitive damages, for making a determination denying benefits or for delaying members’ receipt of benefits as a result of “medical necessity” and other coverage determinations. We cannot predict whether these measures will be enacted into law in 2007 or what form any such legislation might take.
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

Medicare
As a result of funding reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”), we elected to expand our participation in the Medicare Advantage program in selected markets in 2005, 2006 and 2007. We are encouraged that these funding reforms will allow further expansion within the Medicare Advantage program, although it is not possible to predict the longer term adequacy of reimbursement under this program.
The Medicare Act also added out-patient pharmaceutical products as a benefit under Medicare starting in 2006 and incorporated a number of other reforms to the Medicare program. Among other changes, the Medicare Act added disease management and case management programs and preventive medicine coverage to Medicare, and authorized HSAs for non-Medicare beneficiaries. We began to offer HSAs in connection with our consumer-directed health plans beginning January 1, 2004. In September 2005, we began participating in a three year CMS-sponsored pilot program in the Chicago, Illinois metropolitan area to provide disease management and case management services to members in the Medicare Fee-for-Service program. In January 2006, we began offering PDP products in all 34 CMS-designated regions. Beginning in 2007, we will offer PFFS Medicare plans in select markets for individuals and nationally for employer groups. It is not possible to predict the long term adequacy of reimbursement under these new Medicare programs.
Going forward, we expect Congress to closely scrutinize the Medicare program (including PDP) and possibly seek to limit the private insurers’ role. For example, the federal government may seek to negotiate drug prices for the PDP, a function we currently perform as a PDP participant. It is not possible to predict the outcome of this Congressional oversight or any legislative activity, either of which could adversely affect us.
HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as the Company under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states’ insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to Note 16 of Notes to Consolidated Financial Statements beginning on page 78.
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

Regulation of Pharmacy Operations
We own two mail-order pharmacy facilities and one specialty pharmacy facility. One mail order pharmacy is located in Missouri and the specialty pharmacy and our second mail order pharmacy are located in Florida. These facilities dispense pharmaceuticals throughout the U.S. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. Each of our pharmacies is licensed in the state where it is located, as well as in the states that require registration or licensure with the state’s board of pharmacy or similar regulatory body. Loss or suspension of any such licenses could have a material effect on our pharmacy business and/operating results.
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
Certain information contained in this MD&A is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules. This information includes, but is not limited to: the Outlook for 2007 beginning on page 3 and Risk Management and Market-Sensitive Instruments on page 17. In addition, throughout this MD&A, where we use the following words, or variations or negatives of these words and similar expressions, we intend to identify forward-looking statements:

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
Risk Factors
You should carefully consider each of the following risks and all of the other information set forth in this MD&A or elsewhere in our Annual Report or our Form 10-K. These risks and other factors may affect forward-looking statements, including those in this MD&A or made by us elsewhere, such as in investor calls or conference presentations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.
If any of the following risks or uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline materially.
Loss of membership or failure to achieve profitable membership growth and diversify geographic concentrations in our core insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our results of operations.
Competitive factors and ongoing changes in the health benefits industry create pressure to contain premium price increases despite being faced with increasing medical costs. Our customer contracts are subject to negotiation as customers seek to contain their costs, and customers may elect to reduce benefits in order to limit increases in their benefit costs or self-insure; such elections may result in reduced membership in our more profitable Risk products and lower premiums for our Risk products, although such elections also may reduce our health care costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable premiums. Our membership is also concentrated in certain geographic areas, and increased competition in those geographic areas could therefore have a disproportionate adverse effect on our operating results. Among other factors, we compete on the basis of overall cost, plan design, customer service, quality and sufficiency of medical provider networks and quality of medical management programs. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers due to soft general economic conditions, especially in the geographies where our membership is concentrated. Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our operating results.
Our ability to manage health care costs affects our profitability.
Our profitability depends in large part on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursements have also caused the private sector to assume a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan’s control and may adversely affect our ability to manage health care costs, as well as our business, financial condition and operating results.
Our ability to forecast health care and other benefit costs, detect changes in these costs and achieve appropriate pricing affects our profitability.
We continue to be vigilant in our pricing and have generally increased our premiums for new and renewal Risk business in 2007. Premiums in the health business are generally fixed for one-year periods. Accordingly, future cost increases in excess of medical cost projections reflected in our pricing cannot be recovered in the contract year through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of increases in health care and other benefit costs, which we make before we renew or place new business and are dependent on our ability to anticipate and detect medical cost trends. There can be no assurance regarding the accuracy of the health care or other benefit cost projections we assumed for pricing purposes, including the impact of external events over which we have no control. If the rate of increase in medical costs in 2007 were to exceed the levels we projected for pricing purposes, our operating results would be materially adversely affected.
We must continue to provide quality service to our customers that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery and customer case installation) that meet or exceed our customers’ expectations. Failure to provide service that meets our customers’ expectations can affect our ability to retain or grow profitable membership which can adversely affect our operating results.
We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and deliver products and services that demonstrate value to our customers.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative and regulatory changes and marketing practices. These factors require us to differentiate our products and services by anticipating changes in customer preferences and delivering products and services that demonstrate value to our customers. Failure to anticipate changes in customer preferences and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership which can adversely affect our operating results.
Our business success and profitability depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; certain significant multiyear strategic information technology projects are currently in process.
Our businesses depend in large part on our information and other technology systems for processing claims and interacting with providers, employer plan sponsors and members, and our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Our success is dependent in large part on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes in a cost and resource efficient manner, including through technology outsourcing, within the context of a limited budget of human resources and capital. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain. We also need to develop new systems to meet current standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and customer demands. System development projects are long-term in nature and may cost more than we expect to complete and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently manage and upgrade our technology portfolio, our operating results may be adversely affected.
We face risks from industry and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry including, among others, the rapid evolution of the business model, shifts in public policy, consumerism, pricing actions by competitors, competitor consolidation and a shrinking number of commercially insured people may impact our business model. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries. For example, the GLBA gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors with significant financial resources in the insurance and health benefits fields. If we are unable to anticipate, detect and deploy meaningful responses to these external factors, our business and operating results may be adversely affected.
Our ability to manage general and administrative expenses affects our profitability.
Our profitability depends in part on our ability to drive our general and administrative expenses to competitive levels through controlling salaries and related benefits and information technology and other general and administrative costs, while being able to attract and retain key employees, maintain robust management practices and controls and implement improvements in technology.
We would be adversely affected if we do not effectively deploy our capital.
Our operations have generated significant capital in recent periods, and we have the ability to raise additional capital. In deploying our capital to fund our investments in operations (including information technology projects), share repurchases, potential acquisitions or other capital uses, we would be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.
We are subject to potential changes in public policy that can adversely affect the markets for our products and our profitability.
It is not possible to predict with certainty or eliminate the impact of fundamental public policy changes that could adversely affect us. Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health care industry. Legislative proposals that would significantly reform the health care system are currently pending in many states and have been advanced by a number of candidates running for president in 2008. Our operating results could be adversely affected by such changes even if we correctly predict their occurrence.
Managing key executive succession is critical to our success.
We would be adversely affected if we fail to adequately plan for succession of our senior management and other key executives. While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will continue to be available to us.
We would be adversely affected if we fail to adequately protect member health related and other sensitive information.
We maintain large amounts of personal health and financial information and other sensitive data about our members in the ordinary course of our business. Our business therefore depends substantially on our members’ and customers’ willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to maintain appropriate safeguards to keep sensitive information secure, whether as a result of our action or inaction or that of one of our vendors, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factors discussion. In recent periods, we have devoted additional resources to developing and integrating enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or viability.
Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and third party brokers and consultants.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers and consultants who assist in the production and servicing of business. Our sales would be adversely affected if we are unable to attract or retain sales personnel or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex.
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
Our management will need to continue to focus on simultaneously executing multiple strategic and operational projects and initiatives, including, among other things, addressing rising medical costs, achieving profitable membership growth, further improving the efficiency of our operations, managing certain significant technology projects, further improving relations with health care providers, negotiating customer or provider contracting changes, and implementing other business process improvements. The future performance of our business will depend in large part on our ability to design and implement these initiatives, some of which will occur over several years. If these initiatives do not achieve their objectives or result in increased medical costs, our operating results could be adversely affected.
Our profitability may be adversely affected if we are unable to contract with providers on favorable terms and otherwise maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while maintaining favorable relationships with hospitals, physicians and other health benefits providers. That ability is affected by the rates we pay providers for services rendered to our members, our business practices and processes, provider payment and other provider relations practices, as well as factors not associated with us that impact these providers. The sufficiency and quality of our networks of available providers is also an important factor when customers consider our products and services. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership and/or higher medical costs, which could adversely affect our operating results.
Negative public perception of the health benefits industry, or of the industry’s or our practices, can adversely affect our profitability.
The health benefits industry is subject to negative publicity, which can arise either from actual or perceived shortfalls regarding the industry’s or our business practices and/or products. The risk of negative publicity is particularly high in an election year. This risk may be increased as we offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, beyond those in which we traditionally have operated. Negative publicity may further increase our costs of doing business and adversely affect our profitability by:
•	Adversely affecting the Aetna brand particularly,

•	Adversely affecting our ability to market our products and/or services,

•	Requiring us to change our products and/or services, or

•	Increasing the regulatory and legislative requirements with which we must comply.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our operating results could be materially adversely affected; moreover any requirement to restate financial results due to the inappropriate application of accounting principles or other matters could also have a material adverse effect on us.
Health care costs payable reflect estimates of the ultimate cost of claims that have been incurred but not yet reported to us and claims that have been reported to us but not yet paid. Health care costs payable are estimated periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2006 would cause these estimates to change in the near term, and such a change could be material. Refer to our discussion of Health Care results and Critical Accounting Estimates-Health Care Costs Payable on pages 5 and 21, respectively, for more information.
The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements. An inappropriate application of these principles may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results. If we experienced such a deterioration, users of our financial statements may lose confidence in our reported results, which could adversely affect our access to capital markets.
We are dependent on our ability to manage and engage a very large workforce.
Our products and services and our operations require a large number of employees. We would be adversely affected if our retention, development, succession and other human resource management techniques are not aligned with our strategic objectives.
Epidemics, pandemics, terrorists attacks, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs, life and disability claims and impact our business continuity, although we cannot predict with certainty whether any such increases will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could materially adversely affect our business and operating results, and in the event of extreme circumstances, our financial condition or viability. Other than obtaining insurance coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us. In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care (including behavioral health) and disability costs depending on the government’s actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events. We could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.
We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or by us would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our results of operations.

We face risks related to litigation.
We are growing by expanding into certain segments and subsegments of the healthcare marketplace. Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and labor customers who are not subject to ERISA’s limits on state law remedies. In addition, we are entering into businesses in which we previously did not participate, including mail order pharmacy, specialty pharmacy and ActiveHealth. These businesses may increase the risks we face from litigation and other adverse legal proceedings. For example, we are dispensing medications at our mail order and specialty pharmacies directly to members.
In addition, we are party to a number of lawsuits, certain of which are purported to be class actions. The majority of these cases relate to the conduct of our health care business and allege various violations of law. Many of these cases seek substantial damages (including punitive damages) and may also seek changes in our business practices. We may also be subject to additional litigation and other adverse legal proceedings in the future. Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. For example, we made certain changes to our business practices in connection with the settlement in 2003 of a large provider class action that we must continue to effectively implement. Refer to Note 18 of Notes to Consolidated Financial Statements beginning on page 79 for more information.
Our business activities are highly regulated; further regulation could also materially adversely affect our business.
Our business is subject to extensive regulation and oversight by state and federal governmental authorities. The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products. We must monitor these changes and timely implement any revisions to our business processes that these changes require. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect our health operations including:
•	Affecting premium rates,

•	Reducing our ability to manage medical costs,

•	Increasing medical costs and operating expenses,

•	Increasing our exposure to lawsuits and other adverse legal proceedings,

•	Regulating levels and permitted lines of business,

•	Imposing financial assessments, and/or

•	Regulating business practices.
There continues to be a heightened review by regulators of the health care insurance industry’s business and reporting practices, including utilization management and claim payment practices, as well as review of the general insurance industry’s brokerage practices. As one of the largest national health insurers, we are regularly the subject of regulatory market conduct reviews and several such reviews currently are pending, some of which may be resolved during 2007. These regulatory reviews could result in changes to or clarifications of our business practices, and also could result in material fines, penalties or other sanctions. Our business also may be adversely impacted by judicial and regulatory decisions that expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims. We also have received subpoenas for information from various state attorneys’ general and inquiries from other regulatory authorities with respect to an industry wide investigation into certain insurance brokerage practices.
For more information regarding these matters, refer to Regulatory Environment beginning on page 28 and Note 18 of Notes to Consolidated Financial Statements beginning on page 79.

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
Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions, and our strategy includes effectively investing our capital in appropriate acquisitions in addition to share repurchases or current operations to seek to generate returns. In addition to integration risks, some additional risks we face with respect to acquisitions include:
•	The acquired business may not perform as projected;

•	We may assume liabilities, including those that were not disclosed to us;

•	We may be unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, which could result in substantial costs or delays or other operational or financial problems;

•	Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	We may also incur additional debt related to future acquisitions; and

•	We could be competing with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies.
General market conditions affect our investments in debt and equity securities, mortgage loans and other investments and our income on those investments.
As an insurer, we have substantial investment portfolios of assets that support our policy liabilities. The investment income we earn from our investment portfolios is driven by the level of interest rates in the U.S., and to a lesser extent the overseas, financial markets. Generally speaking, lower interest rates, such as those experienced in the U.S. financial markets in the early part of this decade, will negatively affect our investment income. Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, a failure to adequately do so could materially adversely affect our results of operations and our financial condition. Financial market conditions also affect our capital gains or losses from investments.
We outsource and obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
Although we take steps to monitor and regulate the performance of independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential health benefits provider network disruptions, and in some cases cause us to incur duplicative claims expense. Certain legislative authorities have in recent periods also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs. We also could become overly dependent on key vendors, which could cause us to lose core competencies if not properly monitored.
Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have a pension plan that covers a large number of current employees and retirees. Unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations.

Government payors can determine premiums.
We are increasing our focus on the non-Commercial part of our Health Care business as part of our business diversification efforts. In government-funded health programs such as Medicare and Medicaid, the government payor determines the premium levels. If the government payor reduces the premium levels or increases premiums by less than our costs increase and we cannot offset the impact of these actions with supplemental premiums and changes in benefit plans, then our business and operating results could be materially adversely affected. In addition, premiums for certain federal government employee groups are subject to retroactive adjustments by the federal government. Twelve percent of our consolidated revenues, and 13% of the revenues of the Health Care business, were derived from the federal government in 2006. Any such adjustments could materially adversely affect our business and results of operations.
We also face other risks that could adversely affect our business, results of operations or financial condition, which include:
•	Failure of our prevention and control mechanisms related to employee compliance with internal policies, including data system security, and/or unethical conduct by managers and/or employees;

•	Health benefits provider fraud that is not prevented or detected and impacts our medical costs or those of our self-insured customers; and

•	Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons;

•	A significant failure of internal control over financial reporting;

•	Failure of our corporate governance policies or procedures.

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2006	2005	2004	2003	2002

Revenue	$25,145.7	$22,491.9	$19,904.1	$17,976.4	$19,878.7
Income from continuing operations	1,685.6	1,573.3	1,124.8	892.9	361.2
Net income (loss)	1,701.7	1,573.3	2,154.8	892.9	(2,554.5)
Net realized capital gains, net of tax	24.1	21.1	45.9	42.0	22.3
Assets	47,626.4	44,433.3	42,214.1	41,018.2	40,127.1
Short-term debt	45.0	—	—	—	—
Long-term debt	2,442.3	1,605.7	1,609.7	1,613.7	1,633.2
Shareholders’ equity	9,145.1	10,188.7	9,161.8	7,992.0	7,059.6

Per common share data:

Dividends declared	$.04	$.02	$.01	$.01	$.01
Earnings (loss) per share:
Income from continuing operations:
Basic	3.09	2.72	1.86	1.46	.61
Diluted	2.96	2.60	1.79	1.41	.59
Net income (loss):
Basic	3.12	2.72	3.56	1.46	(4.29)
Diluted	2.99	2.60	3.43	1.41	(4.17)

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2006	2005	2004

Revenue:
Health care premiums	$19,153.5	$16,924.7	$14,862.8
Other premiums	1,956.0	2,003.0	1,813.9
Fees and other revenue *	2,839.3	2,428.9	2,094.1
Net investment income	1,164.7	1,103.0	1,062.5
Net realized capital gains	32.2	32.3	70.8

Total revenue	25,145.7	22,491.9	19,904.1

Benefits and expenses:
Health care costs **	15,301.0	13,107.9	11,637.7
Current and future benefits	2,319.0	2,364.5	2,191.5
Operating expenses:
Selling expenses	952.7	843.5	700.0
General and administrative expenses	3,867.9	3,609.2	3,467.7

Total operating expenses	4,820.6	4,452.7	4,167.7
Interest expense	148.3	122.8	104.7
Amortization of other acquired intangible assets	85.6	57.4	42.5
Reduction of reserve for anticipated future losses on discontinued products	(115.4)	(66.7)	—

Total benefits and expenses	22,559.1	20,038.6	18,144.1

Income from continuing operations before income taxes	2,586.6	2,453.3	1,760.0
Income taxes	901.0	880.0	635.2

Income from continuing operations	1,685.6	1,573.3	1,124.8
Discontinued operations, net of tax (Note 21)	16.1	—	1,030.0

Net income	$1,701.7	$1,573.3	$2,154.8

Earnings per common share:
Basic:
Income from continuing operations	$3.09	$2.72	$1.86
Discontinued operations, net of tax	.03	—	1.70

Net income	$3.12	$2.72	$3.56

Diluted:
Income from continuing operations	$2.96	$2.60	$1.79
Discontinued operations, net of tax	.03	—	1.64

Net income	$2.99	$2.60	$3.43

*	Fees and other revenue includes administrative services contract member co-payment revenue and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $38.0 million, $21.3 million and $14.7 million (net of pharmaceutical and processing costs of $1.4 billion, $884.5 million and $632.7 million) for 2006, 2005 and 2004, respectively.

**	Health care costs have been reduced by fully insured member co-payment revenue related to our mail order and specialty pharmacy operations of $96.2 million, $78.5 million and $59.5 million for 2006, 2005 and 2004, respectively.
Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,
(Millions)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$880.0	$1,192.6
Investment securities	13,437.2	13,366.2
Other investments	210.4	96.8
Premiums receivable, net	363.1	349.2
Other receivables, net	530.1	366.7
Accrued investment income	183.1	184.9
Collateral received under securities loan agreements	1,054.3	1,138.8
Loaned securities	1,018.1	1,115.7
Deferred income taxes	120.8	—
Other current assets	506.7	423.8

Total current assets	18,303.8	18,234.7

Long-term investments	1,840.6	1,869.3
Mortgage loans	1,380.8	1,460.8
Reinsurance recoverables	1,107.4	1,143.7
Goodwill	4,603.6	4,523.2
Other acquired intangible assets, net	691.6	724.9
Property and equipment, net	283.6	272.8
Deferred income taxes	342.4	68.7
Other long-term assets	868.7	1,602.8
Separate Accounts assets	18,203.9	14,532.4

Total assets	$47,626.4	$44,433.3

Liabilities and shareholders’ equity
Current liabilities:
Health care costs payable	$1,927.5	$1,817.0
Future policy benefits	786.0	806.1
Unpaid claims	598.3	582.5
Unearned premiums	185.6	156.9
Policyholders’ funds	567.6	757.7
Collateral payable under securities loan agreements	1,054.3	1,138.8
Short-term debt	45.0	—
Current portion of long-term debt	—	450.0
Income taxes payable	42.6	36.7
Deferred income taxes	—	10.4
Accrued expenses and other current liabilities	1,896.1	1,860.7

Total current liabilities	7,103.0	7,616.8

Future policy benefits	7,463.7	7,642.1
Unpaid claims	1,174.6	1,144.9
Policyholders’ funds	1,296.4	1,304.2
Long-term debt, less current portion	2,442.3	1,155.7
Other long-term liabilities	797.4	848.5
Separate Accounts liabilities	18,203.9	14,532.4

Total liabilities	38,481.3	34,244.6

Commitments and contingencies (Note 18)
Shareholders’ equity:
Common stock and additional paid-in capital ($.01 par value, 2.8 billion shares authorized, 516.0 million shares issued and outstanding in 2006; 1.4 billion shares authorized, 566.5 million shares issued and outstanding in 2005)	366.2	2,414.7
Retained earnings	9,404.6	7,723.7
Accumulated other comprehensive (loss) income	(625.7)	50.3

Total shareholders’ equity	9,145.1	10,188.7

Total liabilities and shareholders’ equity	$47,626.4	$44,433.3

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		Common
	Number of	Stock and		Accumulated
	Common	Additional		Other	Total
	Shares	Paid-in	Retained	Comprehensive	Shareholders’	Comprehensive
(Millions)	Outstanding	Capital	Earnings	(Loss) Income	Equity	Income

Balance at December 31, 2003	610.3	$4,387.1	$4,012.9	$(408.0)	$7,992.0
Comprehensive income:
Net income	—	—	2,154.8	—	2,154.8	$2,154.8
Other comprehensive loss:
Net unrealized losses on securities *	—	—	—	(41.9)	(41.9)
Net foreign currency gains	—	—	—	1.5	1.5
Net derivative gains *	—	—	—	1.2	1.2
Pension liability adjustment	—	—	—	(94.3)	(94.3)

Other comprehensive loss	—	—	—	(133.5)	(133.5)	(133.5)

Total comprehensive income						$2,021.3

Common shares issued for benefit plans, including tax benefit	40.2	649.2	—	—	649.2
Repurchases of common shares	(64.5)	(1,494.8)	—	—	(1,494.8)
Dividends declared ($.01 per share)	—	—	(5.9)	—	(5.9)

Balance at December 31, 2004	586.0	3,541.5	6,161.8	(541.5)	9,161.8
Comprehensive income:
Net income	—	—	1,573.3	—	1,573.3	$1,573.3
Other comprehensive income:
Net unrealized losses on securities *	—	—	—	(141.6)	(141.6)
Net foreign currency gains	—	—	—	.7	.7
Net derivative losses *	—	—	—	(.3)	(.3)
Pension liability adjustment	—	—	—	733.0	733.0

Other comprehensive income	—	—	—	591.8	591.8	591.8

Total comprehensive income						$2,165.1

Common shares issued for benefit plans, including tax benefit	22.3	542.3	—	—	542.3
Repurchases of common shares	(41.8)	(1,669.1)	—	—	(1,669.1)
Dividends declared ($.02 per share)	—	—	(11.4)	—	(11.4)

Balance at December 31, 2005	566.5	2,414.7	7,723.7	50.3	10,188.7
Comprehensive income:
Net income	—	—	1,701.7	—	1,701.7	$1,701.7
Other comprehensive loss:
Net unrealized losses on securities *	—	—	—	(37.6)	(37.6)
Net foreign currency losses	—	—	—	(.4)	(.4)
Net derivative gains *	—	—	—	8.7	8.7
Pension liability adjustment	—	—	—	5.7	5.7

Other comprehensive loss:	—	—	—	(23.6)	(23.6)	(23.6)

Total comprehensive income						$1,678.1

Adjustment to initially recognize the funded status of pension and OPEB plans (Note 2)	—	—	—	(652.4)	(652.4)
Common shares issued for benefit plans, including tax benefit	9.8	281.5	—	—	281.5
Repurchases of common shares	(60.3)	(2,330.0)	—	—	(2,330.0)
Dividends declared ($.04 per share)	—	—	(20.8)	—	(20.8)

Balance at December 31, 2006	516.0	$366.2	$9,404.6	$(625.7)	$9,145.1

*	Net of reclassification adjustments (refer to Note 10 on page 65).
Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2006	2005	2004

Cash flows from operating activities:
Net income	$1,701.7	$1,573.3	$2,154.8
Adjustments to reconcile net income to net cash provided by operating activities:
Discontinued operations	(16.1)	—	(1,030.0)
Physician class action settlement insurance-related charge	72.4	—	—
Depreciation and amortization	270.4	204.4	182.2
Amortization of net investment premium	18.7	22.6	45.5
Equity in earnings of affiliates, net	(102.2)	(44.2)	(23.2)
Stock-based compensation expense	73.7	94.1	138.9
Net realized capital gains	(32.2)	(32.3)	(70.8)
Changes in assets and liabilities:
Accrued investment income	1.8	13.7	22.9
Premiums due and other receivables	(61.2)	(95.6)	34.0
Income taxes	29.9	390.5	149.4
Other assets and other liabilities	(205.7)	(251.6)	(621.7)
Health care and insurance liabilities	(106.1)	(223.7)	(366.3)
Other, net	(6.5)	.3	2.0

Net cash provided by operating activities of continuing operations	1,638.6	1,651.5	617.7
Discontinued operations (Note 21)	49.7	68.8	666.2

Net cash provided by operating activities	1,688.3	1,720.3	1,283.9

Cash flows from investing activities:
Proceeds from sales and investment maturities of:
Debt securities available for sale	10,380.1	10,604.7	9,471.7
Other investments	1,457.5	1,302.9	2,495.9
Cost of investments in:
Debt securities available for sale	(10,678.6)	(10,108.5)	(9,469.3)
Other investments	(1,260.9)	(1,130.0)	(2,231.1)
Increase in property, equipment and software	(290.5)	(271.6)	(190.3)
Cash used for acquisitions, net of cash acquired	(160.9)	(1,107.6)	(9.5)

Net cash (used for) provided by investing activities	(553.3)	(710.1)	67.4

Cash flows from financing activities:
Net issuance of short-term debt	45.0	—	—
Proceeds from issuance of long-term debt, net of issuance costs	1,978.9	—	—
Repayment of long-term debt	(1,150.0)	—	—
Deposits and interest credited for investment contracts	28.2	41.6	54.5
Withdrawals of investment contracts	(211.8)	(54.5)	(423.2)
Common shares issued under benefit plans	115.8	271.3	316.0
Stock-based compensation tax benefits	89.6	173.1	152.9
Common shares repurchased	(2,322.5)	(1,650.0)	(1,493.0)
Dividends paid to shareholders	(20.8)	(11.4)	(5.9)
Other, net	—	16.3	10.0

Net cash used for financing activities	(1,447.6)	(1,213.6)	(1,388.7)

Net decrease in cash and cash equivalents	(312.6)	(203.4)	(37.4)
Cash and cash equivalents, beginning of period	1,192.6	1,396.0	1,433.4

Cash and cash equivalents, end of period	$880.0	$1,192.6	$1,396.0

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Unless the context otherwise requires, references to the terms “we,” “our” or “us” used throughout these Notes refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries (collectively, the “Company”).
1. Organization
Our operations include three business segments:
•	Health Care consists of medical, pharmacy benefits management, dental and vision plans offered on both a Risk basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk). Medical plans include point-of-service (“POS”), health maintenance organization (“HMO”), preferred provider organization (“PPO”) and indemnity benefit (“Indemnity”) products. Medical plans also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.

•	Group Insurance primarily includes group life insurance products offered on a Risk basis, including basic group term life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes group disability products offered on both a Risk and an ASC basis which consist primarily of short-term and long-term disability insurance (and products which combine both), as well as long-term care products, which provide benefits offered to cover the cost of care in private home settings, adult day care, assisted living or nursing facilities, primarily on a Risk basis. As a result of the Broadspire Disability acquisition on March 31, 2006 (refer to Note 3 on page 57), Group Insurance also includes absence management services, including short-term and long-term disability administration and leave management, to employers.

In 2006, we announced our intention to exit the long-term care insurance market and no longer solicit or accept new long-term care customers. Over the next two to three years, we expect to work with our customers on an orderly transition of this product to other carriers. This decision did not have a material impact on our financial condition or results of operations.

•	Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products (refer to Note 20 beginning on page 84 for additional information).
The three segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 beginning on page 48. We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and certain other items) (refer to Note 19 beginning on page 82 for segment financial information).

On January 27, 2006, our Board of Directors (the “Board”) declared a two-for-one stock split of our common stock which was effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on February 7, 2006 received one additional share of common stock for each share held on that date distributed in the form of a stock dividend on February 17, 2006. On February 9, 2005, the Board declared a two-for-one stock split of our common stock which was effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on February 25, 2005 received one additional share of common stock for each share held on that date distributed in the form of a stock dividend on March 11, 2005. All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect these two stock splits for all periods presented. In connection with the stock splits, the Board approved two amendments to our Articles of Incorporation. The amendments increased the number of our authorized common shares to 1.5 billion shares effective March 11, 2005 and again to 2.9 billion effective February 17, 2006. These increases are in the same proportion that the shares distributed in the stock dividend increased the number of issued common shares.
2. Summary of Significant Accounting Policies
Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. Certain reclassifications have been made to the 2005 and 2004 financial information to conform to the 2006 presentation.
New Accounting Standards
Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“FAS”) No. 123 Revised, “Share-Based Payment” (“FAS 123R”), which is a revision of FAS 123, “Accounting for Stock-Based Compensation.” FAS 123R also supercedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and amends FAS 95, “Statement of Cash Flows.”
Prior to the adoption of FAS 123R, we applied the provisions of FAS 123 to our stock-based compensation arrangements. FAS 123 permitted us to account for our stock-based compensation using the intrinsic value method prescribed by APB 25, accompanied by pro forma disclosures of net income and earnings per share as if we had applied the fair value method to such compensation.
FAS 123R requires companies to expense the fair value of all stock-based compensation awards (including stock options, stock appreciation rights, restricted stock units and other stock-based awards) issued to employees and non-employees, eliminating the alternative of measuring such awards using the intrinsic value method. FAS 123R requires the fair value to be calculated using a quoted market price or a valuation model (such as the modified Black-Scholes or binomial-lattice models) if a quoted market price is not available. Consistent with our historical practice of measuring the fair value of stock-based compensation for our pro forma disclosures, we utilize a modified Black-Scholes model to determine the fair value of our stock-based compensation awards for stock options and stock appreciation rights. Stock-based compensation expense is measured at the grant date, based on the fair value of the award and is recognized as expense over the requisite service period, which primarily is the vesting period, except for retirement eligible individuals for whom a majority of the expense is recognized in the year of grant.
The amendment to FAS 95 requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash inflows rather than as a reduction in income taxes paid, which is included within operating cash flows.

We utilized the modified-retrospective approach of adopting FAS 123R. Under this approach, beginning January 1, 2006, all prior period financial information was adjusted to reflect our stock-based compensation activity since 1995. The following table details the impact of FAS 123R on our previously reported results:

	2005		2004
	Retrospectively	Previously	Retrospectively	Previously
(Millions, except per common share data)	Applied	Reported	Applied	Reported

Income from continuing operations before income taxes	$2,453.3	$2,547.4	$1,760.0	$1,898.9
Income from continuing operations	1,573.3	1,634.5	1,124.8	1,215.1
Net income	1,573.3	1,634.5	2,154.8	2,245.1
Net income per common share:
Basic	2.72	2.82	3.56	3.71
Diluted	2.60	2.70	3.43	3.58
Net cash provided by operating activities	1,720.3	1,893.4	1,283.9	1,436.8
Net cash used for financing activities	(1,213.6)	(1,386.7)	(1,388.7)	(1,541.6)

Additionally, the balances in shareholders’ equity and net deferred income tax asset (liability) at December 31, 2005, 2004 and 2003 in our Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity reflect the following changes:

	Net Deferred	Common Stock
	Income Tax	and Additional	Retained
(Millions)	Asset (Liability)	Paid In Capital	Earnings

At December 31, 2005
Retrospectively applied	$58.3	$2,414.7	$7,723.7
Previously reported	(25.5)	1,885.1	8,169.5

At December 31, 2004
Retrospectively applied	576.4	3,541.5	6,161.8
Previously reported	496.0	3,076.5	6,546.4

At December 31, 2003
Retrospectively applied	681.6	4,387.1	4,012.9
Previously reported	613.6	4,024.8	4,307.2

Refer to Note 12 for additional information on our stock-based compensation plans beginning on page 67.
Pensions and Other Postretirement Benefits
We adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on December 31, 2006. FAS 158 requires the recognition of an asset or liability for each of our pension and other postretirement benefit (“OPEB”) plans equal to the difference between the fair value of plan assets and the benefit obligation as of the latest measurement date, which we refer to as the plan’s funded status. The difference between each plan’s funded status and its existing balance sheet position prior to the adoption of FAS 158 is recognized, net of tax, as a component of accumulated other comprehensive income.
As described in greater detail in Note 12 beginning on page 67, we sponsor two pension plans (a tax-qualified plan which we fund and an unfunded supplemental plan) and a partially-funded OPEB plan. Prior to the adoption of FAS 158 at December 31, 2006, our balance sheet reflected a prepaid pension asset (included in other long-term assets on our Consolidated Balance Sheets) of approximately $1.4 billion for our tax-qualified pension plan and an accrued liability (included in other long-term liabilities on our Consolidated Balance Sheets) of approximately $526 million (excluding fourth quarter 2006 contributions) for our supplemental pension and OPEB plans. At September 30, 2006 (our measurement date), our tax-qualified pension plan was over funded by approximately $479 million, while our supplemental pension and OPEB plans were under funded by approximately $586 million. In order to reflect the funded status of our retirement plans on our balance sheet at December 31, 2006 in accordance with FAS 158, we reduced the prepaid pension asset by approximately $944 million and increased accrued liabilities by approximately $60 million. These adjustments resulted in an after tax charge to accumulated other comprehensive income of approximately $652 million and a deferred tax asset of approximately $351 million.

FAS 158 also requires the measurement of the funded status of pension and OPEB plans at the year end balance sheet date. This provision of FAS 158 is effective at December 31, 2008; however early adoption is encouraged. We have elected to adopt this provision at December 31, 2007. This will represent a change for us, as we previously used September 30 as our measurement date, as permitted under GAAP. FAS 158 provides two approaches to transition to a fiscal year end measurement date. In the first approach, we must remeasure plan assets and benefit obligations at January 1, 2007 to determine the effect of the measurement date change on 2007 expense. In the second approach, we would continue to use the measurement at September 30, 2006 to estimate the effects of this change. We will apply the first transition approach provided in FAS 158 and do not expect this change to have a material impact on our financial position or results of operations.
Other-Than-Temporary Impairments
Effective January 1, 2006, we adopted FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” An impairment of an investment occurs when the fair value of the investment is less than its amortized cost. This FSP provides accounting guidance regarding the determination of when an impairment of debt or equity securities should be considered other-than-temporary, as well as the subsequent accounting for these investments. The adoption of this FSP did not have a material impact on our financial position or results of operations.
Future Application of Accounting Standards
Certain Financial Instruments
In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS 155, “Accounting for Certain Hybrid Financial Instruments,” which clarifies when certain financial instruments and features of financial instruments must be treated as derivatives and reported on the balance sheet at fair value with changes in fair value reported in net income. We will implement FAS 155 beginning with financial instruments acquired on or after January 1, 2007, which is the effective date of FAS 155. Also, in January 2007, the FASB released Statement 133 Implementation Issue B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests In Prepayable Financial Assets” (“DIG B40”). DIG B40 provides a narrow exception to the provisions of FAS 155 specific to financial instruments that contain embedded derivatives related to underlying prepayable financial assets. As a result of this exception, we do not expect the adoption of FAS 155 to have a material effect on our financial position or results of operations.
Uncertain Tax Positions
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by defining criteria that a tax position on an individual matter must meet before that position is recognized in the financial statements. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, interest and penalties, interim period accounting, disclosures and transition. We will adopt FIN 48 beginning January 1, 2007, which is its effective date. We do not expect the adoption of FIN 48 to have a material impact on our financial position or results of operation.
Fair Value Measurements
In September 2006, the FASB issued FAS 157 “Fair Value Measurements.” FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 does not require new fair value measurements. We will adopt FAS 157 on its effective date, January 1, 2008. We do not expect the adoption of FAS 157 to have a material impact on our financial position or results of operations.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of our Consolidated Financial Statements: Health Care Costs Payable, Other Insurance Liabilities, Recoverability of Goodwill and Other Intangible Assets, Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans, Other-Than-Temporary Impairment of Investment Securities and Revenue Recognition. We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and other debt securities with a maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.
Investments
Investment Securities
Investment securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds, money market instruments and other debt and equity securities. We have determined that our investment securities are available for use in current operations and, accordingly, we classify such securities as current without regard to contractual maturity dates. We have classified our investment securities as available-for-sale and carry them at fair value. Refer to Note 15 beginning on page 76 for additional information on how we estimate the fair value of our investment securities. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in fair value is considered other-than-temporary, the cost basis/carrying amount of the security is written down, and the amount of the write-down is included in results of operations for the period in which the write-down occurs. We do not accrue interest on debt securities when management believes the collection of interest is unlikely.
Long-Term Investments
Long-term investments consist primarily of equity securities subject to restrictions on disposition, limited partnerships, restricted assets and investment real estate. Restricted assets consist of debt securities on deposit as required by regulatory authorities. Limited partnerships are accounted for under the equity method unless we control the entity, in which case we consolidate the entity. We invest in real estate for the production of income. We carry the value of our investment real estate at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our properties is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate the fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.
Securities Lending
We engage in securities lending by lending certain securities from our portfolio to other institutions for short periods of time. We require collateral from borrowers, primarily cash in the amount of 102% to 105% of the fair value of the loaned security. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates. The collateral is retained and invested by a lending agent according to our guidelines to generate additional income for us.

Mortgage Loans
We carry the value of our mortgage loan investments on the balance sheet at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio and do not aggregate loans for the purpose of applying this policy. We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on an impaired loan is accrued to the extent we deem it collectable and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date of less than one year from the balance sheet date are reported in other investments on the Consolidated Balance Sheets.
Derivative Instruments
We make limited use of derivatives in order to manage interest rate, foreign exchange and price risk. The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps and warrants. Derivatives are reflected at fair value in our Consolidated Balance Sheets in other investments. The fair value of derivatives is based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes.
When we enter into a derivative contract, if certain criteria are met, we may designate the derivative as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.
Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Health Care’s and Group Insurance’s liabilities and Large Case Pensions’ products (other than experience-rated and discontinued products) are reflected in our results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses are reflected in shareholders’ equity, net of related income taxes, as a component of accumulated other comprehensive income. We reflect purchases and sales of debt and equity securities on the trade date. We reflect purchases and sales of mortgage loans and investment real estate on the closing date.
Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds in the Consolidated Balance Sheets and are determined on a specific identification basis. Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance is allocated to contract holders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact our results of operations (as long as minimum guarantees are not triggered). Net investment income supporting Large Case Pensions’ experience-rated products is included in net investment income in the Consolidated Statements of Income, which is credited to contract holders in current and future benefits.
When we discontinued the sale of our fully guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact our results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in the Consolidated Balance Sheets. Refer to Note 20 beginning on page 84 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit the recovery of a portion of our losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured. Only those reinsurance recoverables deemed probable of recovery are reflected as assets. In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 beginning on page 78 for additional information). We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas that we participate in state-mandated health insurance pools.
Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill with the carrying amount of that goodwill to measure the amount of goodwill impairment, if any. Our reporting units with goodwill are our Health Care and Group Insurance segments. Impairments, if any, would be classified as an operating expense. During the fourth quarter of 2006, 2005 and 2004, we performed annual impairment tests, in conjunction with our annual planning process, and determined there were no impairment losses related to goodwill.
Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used a range of discount rates that corresponds to our weighted-average cost of capital. This discount rate range is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the Health Care and Group Insurance reporting units. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.
Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At both December 31, 2006 and 2005, the historical cost of property and equipment was approximately $.9 billion, and the related accumulated depreciation was approximately $.6 billion. Depreciation and amortization is calculated primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.
We regularly evaluate whether events or changes in circumstances indicate that the carrying amount of property and equipment and other acquired intangible assets may not be recoverable. If it is determined that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the amount by which the carrying amount of the asset exceeds its fair value.
Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in the Consolidated Statements of Income or Cash Flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

In 1996, we entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) whereby mortgage loan and real estate Separate Account assets would transition out of our business. This transition is expected to occur within the next two years. The impact of this transition will be a reduction of Separate Account assets and corresponding liabilities as shown in the Consolidated Balance Sheets. While the value of Separate Account assets was approximately $11.8 billion at December 31, 2006, their value at the time of transition cannot be predicted. This transition is not expected to materially impact our results of operations or cash flows.
Health Care and Other Insurance Liabilities
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s POS, HMO, PPO, Indemnity and Medicare products. Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date. Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, medical cost trends, historical utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in estimates in health care costs in the Consolidated Statements of Income in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed in accordance with actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in both 2006 and 2005. We periodically review mortality assumptions against both industry standards and our experience. Reserves for group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in 2006 and 2.5% to 9.5% in 2005. Our estimate of the present value of future benefits is based upon mortality, morbidity and interest rate assumptions.
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for claims incurred but not yet reported to us as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs (e.g., social security). We develop our reserves for claims incurred but not yet reported to us using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.4 billion at December 31, 2006 and 2005. The undiscounted value of these unpaid claim liabilities was $2.1 billion at December 31, 2006 and 2005. The discount rates generally reflect our expected investment returns for the investments supporting these liabilities and ranged from 6.0% to 6.1% in 2006 and 6.1% to 6.2% in 2005. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the Consolidated Statements of Income in the period they are determined.

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves on such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2006, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and interest rates for group life and health contracts ranged from 1.0% to 4.5%. In 2005, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and interest rates for group life and health contracts ranged from .8% to 4.6%. Reserves on contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.
We review health care and insurance liabilities periodically. We reflect any necessary adjustments during the current period in results of operations. While the ultimate amount of claims and related expenses are dependent on future developments, it is management’s opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities in the Consolidated Balance Sheets.
Health Care Contract Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are expensed as incurred.
Premium Deficiency
We evaluate our health care and group insurance contracts to determine if it is probable that a loss will be incurred. We would recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any material premium deficiency reserves at December 31, 2006 and 2005.
Revenue Recognition
Health care premiums associated with our prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums on the Consolidated Balance Sheets.
The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $90 million and $69 million at December 31, 2006 and 2005, respectively, and is reflected as a reduction of premiums receivable on the Consolidated Balance Sheets. The balance of the allowance for uncollectable accounts on other receivables was $66 million and $57 million at December 31, 2006 and 2005, respectively, and is reflected as a reduction of other receivables on the Consolidated Balance Sheets.
Some of our contracts allow for premiums to be adjusted to reflect actual experience. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claims processing and member services for self-insured health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. We accrue for any such exposure upon occurrence.
In addition, fees and other revenue includes charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits in the Consolidated Statements of Income. Fees and other revenue also includes co-payments and ASC plan sponsor reimbursements related to our mail order and specialty pharmacies, network access fees and other fees charged for health care data analytics.
Accounting for the Medicare Part D Prescription Drug Program (“PDP”)
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act expanded Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals beginning in 2006. We were selected by the Centers for Medicare and Medicaid Services (“CMS”) to be a national provider of PDP in all 50 states to both individuals and employer groups beginning in 2006 and again in 2007. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk sharing arrangement to limit our exposure to unexpected expenses.
We recognize premiums received from, or on behalf of, members or CMS and capitated fees as premium revenue ratably over the contract period. We expense the cost of covered prescription drugs as incurred. Costs associated with low-income Medicare beneficiaries (deductible, coinsurance, etc.) and the catastrophic drug costs paid in advance by CMS are recorded as a liability and offset health care costs when incurred. For individual PDP coverage, the risk sharing arrangement provides a risk corridor whereby the target amount (what we received in premiums from members and CMS based on our annual bid amount less administrative expenses) is compared to our actual drug costs incurred during the contract year. Based on the risk corridor provision and PDP activity to date, an estimated risk sharing receivable or payable is recorded on a quarterly basis as an adjustment to premium revenue. We perform a reconciliation of the final risk sharing, low-income subsidy and catastrophic amounts after the end of the contract year.
Allocation of Operating Expenses
We allocate to the business segments centrally incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings is not allocated to the reporting segments since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Interest in segment financial information. (Refer to Note 19 beginning on page 82 for additional information.)
Income Taxes
We are taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. We recognize deferred income tax assets and liabilities for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible.

3. Acquisitions
During 2006 and 2005, we spent approximately $161 million and $1.2 billion, respectively, on the following transactions, which we believe will enhance our existing product capabilities and future growth opportunities. All acquisitions were funded with available cash.
•	Broadspire Disability operates as a third party administrator, offering absence management services, including short and long-term disability administration and leave management, to employers. We acquired Broadspire Disability from Broadspire Services, Inc. and Broadspire Management Services, Inc. for approximately $161 million in March 2006. A portion of the purchase price was placed in escrow pending the outcome of certain future events, of which approximately $10 million has not been reflected in our purchase accounting at December 31, 2006 as we cannot currently determine the outcome of the contingency.

•	Aetna Behavioral Health – In December 2005, we purchased the assets and operations of Magellan Health Services, Inc. (“Magellan”) that had previously been used to provide behavioral health care services to our members. The transaction is a result of an agreement we negotiated with Magellan in March 2003. The purchase price was not material to our financial condition.

•	Aetna Specialty Pharmacy, LLC (“ASP”) was launched as a joint venture with Priority Health Care Corporation (“PHCC”) in 2004 to better serve our members with conditions that required specialty pharmaceuticals. As a result of a change in control in PHCC, in December 2005 we exercised our option to purchase the remaining interest in ASP from PHCC. The purchase price was not material to our financial condition.

•	HMS Healthcare, Inc. (“HMS”) is a regional health care network with operations in Michigan, Colorado and other states that we acquired in July 2005 for approximately $394 million.

•	Active Health Management, Inc. (“ActiveHealth”) is a health management and health care data analytics company that we acquired in May 2005 for approximately $405 million.

•	Strategic Resource Company (“SRC”) administers group limited benefit products for part-time and hourly workers. In January 2005, we acquired 100% of the stock of SRC and reinsured the contracts administered by SRC for approximately $248 million. A portion of the purchase price was placed in escrow pending the outcome of certain future events, of which approximately $22 million has not been reflected in our purchase accounting at December 31, 2006 as we cannot currently determine the outcome of the contingency.
Goodwill recognized in these transactions amounted to approximately $80 million and $835 million in 2006 and 2005, respectively, of which approximately $485 million is expected to be fully deductible for tax purposes. Approximately $99 million of goodwill related to our acquisition of Broadspire Disability in 2006 was assigned to our Group Insurance segment. All other goodwill recorded in 2006 and 2005 was assigned to our Health Care segment. Refer to Note 7 beginning on page 59 for additional information.
4. Earnings Per Common Share
Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders (i.e., the numerator) by the weighted average number of common shares outstanding (i.e., the denominator) during the period. Diluted EPS is computed in a manner similar to basic EPS, except that the weighted average number of common shares outstanding are adjusted for the dilutive effects of stock options, stock appreciation rights and other dilutive financial instruments, but only in the periods in which such effect is dilutive.

The computations for basic and diluted EPS from continuing operations for 2006, 2005 and 2004 were as follows:

(Millions, except per common share data)	2006	2005	2004

Income from continuing operations	$1,685.6	$1,573.3	$1,124.8

Weighted average shares used to compute basic EPS	546.2	579.0	605.6
Dilutive effect of stock options, stock appreciation rights and other (1)	22.9	27.0	23.1

Weighted average shares used to compute diluted EPS	569.1	606.0	628.7

Basic EPS	$3.09	$2.72	$1.86

Diluted EPS	$2.96	$2.60	$1.79

(1)	Approximately 5.3 million stock appreciation rights (with exercise prices ranging from $38.43 to $52.11) were not included in the calculation of diluted earnings per common share for 2006 as their exercise prices were greater than the average market price during 2006.
5. Operating Expenses
For 2006, 2005 and 2004, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2006		2005	2004

Selling expenses	$952.7		$843.5	$700.0

General and administrative expenses:
Salaries and related benefits	2,305.3	(1)	2,247.2	2,155.4	(2)
Other general and administrative expenses	1,562.6		1,362.0	1,312.3

Total general and administrative expenses	3,867.9		3,609.2	3,467.7

Total operating expenses	$4,820.6		$4,452.7	$4,167.7

(1)	Salaries and related benefits for 2006 include a severance charge of $27.1 million related to ongoing initiatives to streamline our organization, align our resources and reduce general and administrative expenses.

(2)	Salaries and related benefits for 2004 include a curtailment benefit of $31.8 million related to the elimination of the dental subsidy for all retirees.
6. Health Care Costs Payable
The following table shows the components of the change in health care costs payable in 2006, 2005 and 2004:

(Millions)	2006		2005		2004

Health care costs payable, beginning of the period	$1,817.0		$1,927.1		$1,888.7
Less: Reinsurance recoverables	5.5		5.6		6.5

Health care costs payable, beginning of the period — net	1,811.5		1,921.5		1,882.2

Acquisition of businesses	—		18.6		—
Add: Components of incurred health care costs
Current year	15,495.4		13,534.6		11,925.9
Prior years (1)	(194.4	) (2)	(426.7	) (2)	(288.2	) (2)

Total incurred health care costs	15,301.0		13,107.9		11,637.7

Less: Claims paid
Current year	13,761.9		11,745.8		10,097.2
Prior years	1,426.8		1,490.7		1,501.2

Total claims paid	15,188.7		13,236.5		11,598.4

Health care costs payable, end of period — net	1,923.8		1,811.5		1,921.5
Add: Reinsurance recoverables	3.7		5.5		5.6

Health care costs payable, end of the period	$1,927.5		$1,817.0		$1,927.1

(1)	In 2006, the components of incurred health care costs (current year and prior years) for the years 2005 and 2004 were conformed to the 2006 presentation. Total incurred health care costs in 2005 and 2004 did not change from amounts previously reported. Negative amounts reported for incurred health care costs related to prior years results from claims being settled for amounts less than originally estimated.

(2)	Includes $18 million for 2006, $250 million for 2005 (including $103 million related to the release of reserves related to the New York Market Stabilization Pool (refer to Note 18 on page 79 for additional information)) and $90 million for 2004 of favorable development of prior period health care cost estimates that affected results of operations. The favorable development of prior period health care cost estimates in 2006 was primarily a result of lower than expected health care cost trends (the rate of increase in per member health care costs). In 2005 and 2004, the favorable development of prior period health care cost estimates was primarily the result of the actual claim submission time being shorter than we anticipated as well as lower than expected health care cost trends.

7. Goodwill and Other Acquired Intangible Assets
As a result of the acquisitions described in Note 3 on page 57, we increased the carrying value of goodwill in 2006 and 2005 as follows:

(Millions)	2006		2005

Balance, beginning of the period	$4,523.2		$3,687.8
Goodwill acquired:
Broadspire Disability	99.0		—
ActiveHealth	(10.1	) (1)	309.1
HMS	(9.1	) (1)	290.8
SRC	—		139.8
Other	.6		95.7	(2)

Balance, end of the period	$4,603.6		$4,523.2

(1)	In 2006, we determined that additional net operating loss carry forwards are available to us from the ActiveHealth and HMS acquisitions. As a result, goodwill was reduced in 2006 as we recognized deferred tax assets for these net operating loss carry forwards.

(2)	Primarily includes goodwill recorded related to the 2005 acquisitions of certain assets from Magellan and the remaining interest in ASP. Refer to Note 3 on page 57 for additional information.
At December 31, 2006, goodwill was assigned to the Health Care and Group Insurance segments in the amounts of $4.5 billion and $99 million, respectively. At December 31, 2005, all goodwill was assigned to the Health Care segment.
Other acquired intangible assets at December 31, 2006 and 2005 were comprised of the following:

			Accumulated		Amortization
(Millions)	Cost		Amortization	Net Balance	Period (Years)

2006
Other acquired intangible assets:
Provider networks	$696.2		$282.0	$414.2	12-25
Customer lists	250.6	(1)	51.3	199.3	4-10
Technology	56.5	(1)	21.3	35.2	3-5
Other	31.4	(1)	10.8	20.6	3-12
Trademarks	22.3		—	22.3	Indefinite

Total other acquired intangible assets	$1,057.0		$365.4	$691.6

2005
Other acquired intangible assets:
Customer lists	$1,132.4	(2)	$937.5	$194.9	4-9
Provider networks	696.2	(2)	253.2	443.0	12-25
Technology	44.1	(2)	6.2	37.9	3-5
Other	29.9	(2)	3.1	26.8	3-12
Trademarks	22.3	(2)	—	22.3	Indefinite

Total other acquired intangible assets	$1,924.9		$1,200.0	$724.9

(1)	As a result of our acquisitions in 2006, we assigned $37.2 million to customer list assets, $12.4 million to technology assets and $2.7 million to other assets.

(2)	As a result of our acquisitions in 2005, we assigned $213.4 million to customer list assets, $16.0 million to provider network assets, $40.1 million to technology assets, $29.9 million to other assets and $22.3 million to trademark assets.

We estimate annual pretax amortization for other acquired intangible assets over the next five calendar years to be as follows:

(Millions)

2007	$87.2
2008	79.8
2009	68.8
2010	65.0
2011	60.3

8. Investments
Total investments at December 31, 2006 and 2005 were as follows:

	2006					2005
(Millions)	Current		Long-term		Total	Current		Long-term		Total

Debt securities available for sale:
Available for use in current operations	$13,293.8	(1)	$—		$13,293.8	$13,216.9	(1)	$—		$13,216.9
Loaned securities	1,018.1		—		1,018.1	1,115.7		—		1,115.7
On deposit, as required by regulatory authorities	—		555.0	(3)	555.0	—		522.4	(3)	522.4

Debt securities available for sale	14,311.9		555.0		14,866.9	14,332.6		522.4		14,855.0
Equity securities available for sale	32.8	(1)	38.3	(3)	71.1	34.5	(1)	26.7	(3)	61.2
Short-term investments	110.6	(1)	—		110.6	114.8	(1)	—		114.8
Mortgage loans	207.4	(2)	1,380.8		1,588.2	86.7	(2)	1,460.8		1,547.5
Other investments	3.0	(2)	1,247.3	(3)	1,250.3	10.1	(2)	1,320.2	(3)	1,330.3

Total investments	$14,665.7		$3,221.4		$17,887.1	$14,578.7		$3,330.1		$17,908.8

(1)	Included in investment securities on the Consolidated Balance Sheets totaling $13.4 billion for each of 2006 and 2005.

(2)	Included in other investments on the Consolidated Balance Sheets totaling $210.4 million and $96.8 million for 2006 and 2005, respectively.

(3)	Included in long-term investments on the Consolidated Balance Sheets totaling $1.8 billion and $1.9 billion for 2006 and 2005, respectively.
Debt and Equity Securities
Debt and equity securities available for sale (including loaned securities) at December 31, 2006 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

2006
Debt securities:
U.S. government securities	$1,506.7	$24.0	$10.4	$1,520.3
States, municipalities and political subdivisions	1,613.2	17.3	8.7	1,621.8
U.S. corporate securities	5,937.0	188.0	59.0	6,066.0
Foreign securities	2,054.0	107.7	20.1	2,141.6
Mortgage-backed and other asset-backed securities (1)	2,950.8	52.8	36.9	2,966.7
Redeemable preferred securities	528.8	25.1	3.4	550.5

Total debt securities	14,590.5	414.9	138.5	14,866.9
Equity securities	65.5	5.7	.1	71.1

Total debt and equity securities	$14,656.0	$420.6	$138.6	$14,938.0

(1)	Includes approximately $148.7 million of subordinate and residual certificates at December 31, 2006 from a 1997 commercial mortgage loan securitization that we retained.

Debt and equity securities available for sale (including loaned securities) at December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

2005
Debt securities:
U.S. government securities	$1,342.0	$22.2	$12.2	$1,352.0
States, municipalities and political subdivisions	1,464.6	23.1	7.7	1,480.0
U.S. corporate securities	6,182.0	335.3	50.5	6,466.8
Foreign securities	2,238.9	159.0	15.1	2,382.8
Mortgage-backed and other asset-backed securities (1)	2,883.3	58.0	43.9	2,897.4
Redeemable preferred securities	250.7	25.3	—	276.0

Total debt securities	14,361.5	622.9	129.4	14,855.0
Equity securities	50.9	10.5	.2	61.2

Total debt and equity securities	$14,412.4	$633.4	$129.6	$14,916.2

(1)	Includes approximately $137.4 million of subordinate and residual certificates at December 31, 2005 from a 1997 commercial mortgage loan securitization that we retained.
Net realized capital gains and losses on debt securities supporting our discontinued products and experience-rated products generally do not impact our results of operations (refer to Note 2 beginning on page 48 for additional information). As a result, changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income (loss). Debt securities (including loaned securities) supporting discontinued, experience-rated and remaining products at December 31, 2006 and 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value

2006
Supporting discontinued products	$2,965.7	$167.1	$25.2	$3,107.6
Supporting experience-rated products	1,620.9	68.8	16.9	1,672.8
Supporting remaining products	10,003.9	179.0	96.4	10,086.5

Total available for sale debt securities	$14,590.5	$414.9	$138.5	$14,866.9

2005
Supporting discontinued products	$3,093.3	$269.7	$20.1	$3,342.9
Supporting experience-rated products	1,817.9	119.7	16.8	1,920.8
Supporting remaining products	9,450.3	233.5	92.5	9,591.3

Total available for sale debt securities	$14,361.5	$622.9	$129.4	$14,855.0

The fair value of debt securities at December 31, 2006 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

Fair
(Millions)	Value

Due to mature:
One year or less	$654.2
After one year, through five years	2,930.7
After five years, through ten years	3,358.2
After ten years	4,957.0
Mortgage-backed securities	2,446.0
Other asset-backed securities	520.8

Total	$14,866.9

The maturity dates for debt securities in an unrealized loss position at December 31, 2006 were as follows:

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

Due to mature:
Less than one year	$16.2	$.2	$228.8	$.9	$245.0	$1.1
One year through five years	161.7	5.2	1,393.4	16.2	1,555.1	21.4
After five years through ten years	504.8	11.6	1,128.3	19.0	1,633.1	30.6
Greater than ten years	670.1	23.5	1,586.7	44.0	2,256.8	67.5
Mortgage-backed securities	59.7	1.6	713.8	16.3	773.5	17.9

Total	$1,412.5	$42.1	$5,051.0	$96.4	$6,463.5	$138.5

Summarized below are our debt and equity securities with unrealized losses at December 31, 2006 and 2005, along with the related fair value, aggregated by the length of time the investments have been in an unrealized loss position:

	Less than 12 months		Greater than 12 months (1)		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses

2006
Debt securities:
U.S. government securities	$721.5	$5.2	$269.8	$5.2	$991.3	$10.4
State, municipalities and political subdivisions	329.8	2.4	321.6	6.3	651.4	8.7
U.S. corporate securities	1,127.7	13.6	1,219.1	45.4	2,346.8	59.0
Foreign securities	278.0	4.5	376.0	15.6	654.0	20.1
Mortgage-backed and other asset-backed securities	406.5	2.6	1,246.9	34.3	1,653.4	36.9
Redeemable preferred securities	166.6	3.4	—	—	166.6	3.4

Total debt securities	3,030.1	31.7	3,433.4	106.8	6,463.5	138.5
Equity securities	2.6	.1	1.0	—	3.6	.1

Total debt and equity securities	$3,032.7	$31.8	$3,434.4	$106.8	$6,467.1	$138.6

2005
Debt securities:
U.S. government securities	$506.6	$5.2	$326.4	$7.0	$833.0	$12.2
State, municipalities and political subdivisions	623.1	5.8	76.8	1.9	699.9	7.7
U.S. corporate securities	1,805.0	43.1	226.0	7.4	2,031.0	50.5
Foreign securities	569.0	13.0	84.4	2.1	653.4	15.1
Mortgage-backed and other asset-backed securities	1,149.0	21.8	593.7	22.1	1,742.7	43.9

Total debt securities	4,652.7	88.9	1,307.3	40.5	5,960.0	129.4
Equity securities	4.1	.2	—	—	4.1	.2

Total debt and equity securities	$4,656.8	$89.1	$1,307.3	$40.5	$5,964.1	$129.6

(1)	At December 31, 2006 and 2005, debt and equity securities in an unrealized loss position for greater than twelve months of $33.6 million and $7.2 million, respectively, and related fair value of $814.1 million and $185.9 million, respectively, related to discontinued and experience-rated products.
Unrealized losses at December 31, 2006 and 2005 were generally caused by current interest rates that were higher than the stated interest rates. In accordance with our accounting policy, we record an other-than-temporary impairment unless we determine that sufficient market recovery can occur within a reasonable period of time and that we have the intent and ability to hold the investment until market recovery, which may be until maturity. In determining our ability to hold a security until full recovery of value, we consider the forecasted recovery period, expected investment returns relative to other funding sources, our projected cash flow and capital requirements and other factors. We have the ability and intent to hold the securities in the table above until their cost can be recovered, which we expect will occur at maturity, if not sooner. Therefore, no other-than-temporary impairment was determined to have occurred on these investments.

Mortgage Loans
At December 31, 2006 and 2005, our mortgage loan balances, net of specific impairment reserves, by geographic region and property type were as follows:

(Millions)	2006	2005

South Atlantic	$439.6	$373.3
Middle Atlantic	232.4	308.7
New England	92.4	100.7
South Central	105.9	69.1
North Central	278.4	259.0
Pacific and Mountain	439.5	436.7

Total	$1,588.2	$1,547.5

(Millions)	2006	2005

Office	$557.5	$578.3
Retail	271.1	227.9
Apartment	235.5	239.7
Hotel/motel	21.6	25.5
Industrial	442.6	421.6
Mixed use	59.8	54.4
Other	.1	.1

Total	$1,588.2	$1,547.5

There were no material problem, restructured or potential problem loans included in mortgage loans at December 31, 2006 or 2005. We had no reserves on our mortgage loans at December 31, 2006 or 2005.
At December 31, 2006 scheduled mortgage loan principal repayments were as follows:

(Millions)

2007	$168.4
2008	26.4
2009	67.6
2010	106.8
2011	113.5
Thereafter	1,105.5

Variable Interest Entities (“VIEs”)
We do not have any material relationships with VIEs which would require consolidation. We have relationships with certain real estate and hedge fund partnerships that are considered VIEs. However, we would not be considered the primary beneficiary of these investments. We record the amount of our investment in these partnerships as investment real estate and other long-term assets on our Consolidated Balance Sheets and recognize our share of partnership income or losses in earnings. Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2006 and 2005 of approximately $96 million and $124 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not believe is significant. The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $1.9 billion at December 31, 2006 and 2005. The hedge fund partnerships had total assets of approximately $70 billion and $123 million at December 31, 2006 and 2005, respectively.
Net Investment Income
Sources of net investment income in 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Debt securities	$811.0	$838.2	$872.4
Mortgage loans	136.9	136.8	133.2
Cash equivalents and other short-term investments	112.7	59.2	30.3
Other	139.1	107.0	65.1

Gross investment income	1,199.7	1,141.2	1,101.0
Less: Investment expenses	(35.0)	(38.2)	(38.5)

Net investment income (1)	$1,164.7	$1,103.0	$1,062.5

(1)	Includes amounts related to experience-rated contract holders of $135.1 million, $143.6 million and $156.4 million in 2006, 2005 and 2004, respectively. Interest credited to experience-related contract holders is included in current and future benefits in our Consolidated Statements of Income.

9. Capital Gains and Losses on Investments and Other Activities
As discussed in Note 2 beginning on page 48, only realized capital gains and losses on investments supporting Group Insurance and Health Care liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in our results of operations. The components of such net realized capital gains (losses) in 2006, 2005 and 2004, on investments were as follows:

(Millions)	2006	2005	2004

Debt securities	$17.3	$15.8	$57.0
Equity securities	3.8	.8	13.0
Derivatives	7.8	(2.9)	.2
Real estate	4.7	15.2	1.3
Other	(1.4)	3.4	(.7)

Pretax net realized capital gains	$32.2	$32.3	$70.8

Net realized capital gains related to experience-rated contract holders of $15 million, $5 million and $13 million in 2006, 2005 and 2004, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in policyholders’ funds. Net realized capital gains related to discontinued products of $39 million, $22 million and $38 million in 2006, 2005 and 2004, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in the reserve for anticipated future losses on discontinued products (refer to Note 20 beginning on page 84).
Excluding experience-rated contract holders and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses in 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Proceeds on sales	$10,057.6	$10,324.9	$9,269.4
Gross realized capital gains	88.0	66.5	101.5
Gross realized capital losses	70.9	53.8	44.0

10. Other Comprehensive Income (Loss)
Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contract holders and discontinued products) in 2006, 2005 and 2004.

	Net Unrealized Gains (Losses)			Minimum		Total Other
		Foreign		Pension and		Comprehensive
(Millions)	Securities	Currency	Derivatives	OPEB plans		Income (Loss)

Balance at December 31, 2003	$287.6	$9.8	$(2.0)	$(703.4)		$(408.0)
Net unrealized losses on securities ($ (40.0) pretax)	(26.0)	—	—	—		(26.0)
Net foreign currency gains ($2.4 pretax)	—	1.5	—	—		1.5
Net derivative gains ($1.2 pretax)	—	—	.8	—		.8
Pension liability adjustment ($(145.0) pretax)	—	—	—	(94.3)		(94.3)
Reclassification to earnings ($(23.9) pretax)	(15.9)	—	.4	—		(15.5)

Balance at December 31, 2004	245.7	11.3	(.8)	(797.7)		(541.5)
Net unrealized losses on securities ($ (223.9) pretax)	(145.5)	—	—	—		(145.5)
Net foreign currency gains ($1.1 pretax)	—	.7	—	—		.7
Net derivative losses ($(4.0) pretax)	—	—	(2.6)	—		(2.6)
Pension liability adjustment ($1,127.7 pretax)	—	—	—	733.0		733.0
Reclassification to earnings ($9.6 pretax)	3.9	—	2.3	—		6.2

Balance at December 31, 2005	104.1	12.0	(1.1)	(64.7)		50.3
Net unrealized losses on securities ($(53.7) pretax)	(34.9)	—	—	—		(34.9)
Net foreign currency losses ($(.6) pretax)	—	(.4)	—	—		(.4)
Net derivative gains ($24.9 pretax)	—	—	16.2	—		16.2
Pension liability adjustment ($8.8 pretax)	—	—	—	5.7	(1)	5.7
Reclassification to earnings ($(15.7) pretax)	(2.7)	—	(7.5)	—		(10.2)
Adjustment to initially recognize the funded status of pension and OPEB plans	—	—	—	(652.4	) (2)	(652.4)

Balance at December 31, 2006	$66.5	$11.6	$7.6	$(711.4)		$(625.7)

(1)	The amount recognized reflects the $8.8 million pretax charge to record the minimum pension liability adjustment of the pension plan in accordance with the provisions of FAS 87, “Employers’ Accounting for Pensions” (“FAS 87”), prior to the adoption of FAS 158.

(2)	The amount recognized reflects the $943.5 million pretax and $60.2 million pretax adjustment to reflect the funded status of the pension and OPEB plans, respectively, in accordance with FAS 158 (refer to Note 2 beginning on page 48 for additional information on FAS 158).
11. Income Taxes
The components of our income tax provision (benefit) in 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Current taxes:
Federal	$798.1	$645.0	$413.2
State	50.8	52.1	39.5

Total current taxes	848.9	697.1	452.7

Deferred taxes (benefits):
Federal	50.5	184.0	195.1
State	1.6	(1.1)	(12.6)

Total deferred income taxes	52.1	182.9	182.5

Total income taxes	$901.0	$880.0	$635.2

Income taxes were not materially different than the amount computed by applying the federal income tax rate to income from continuing operations before income taxes in 2006, 2005 and 2004.
Significant components of our deferred tax assets, net of deferred tax liabilities, at December 31, 2006 and 2005 were as follows:

(Millions)	2006	2005

Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$286.1	$219.1
Employee and postretirement benefits	191.8	—
Deferred policy acquisition costs	51.8	49.2
Investments, net	101.5	97.6
Net operating loss carry forwards	54.5	28.2
Insurance reserves	62.5	66.2
Other	73.1	88.7

Total gross assets	821.3	549.0
Less: Valuation allowance	20.1	15.7

Assets, net of valuation allowance	801.2	533.3

Deferred tax liabilities:
Goodwill and other acquired intangible assets	171.4	166.8
Accumulated other comprehensive income	46.1	61.9
Depreciation and amortization	120.5	101.9
Employee and postretirement benefits	—	121.5
Other	—	22.9

Total gross liabilities	338.0	475.0

Net deferred tax asset (1)	$463.2	$58.3

(1)	Includes $120.8 million and $(10.4) million classified as current assets (liabilities) at December 31, 2006 and 2005, respectively, and $342.4 million and $68.7 million classified as noncurrent assets at December 31, 2006 and 2005, respectively.
Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established on certain acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization. We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income for each group. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if we revise our estimates of taxable income.
In 2004, the IRS completed the audit of our former parent company’s 1984 through 2000 (prior to December 13, 2000) tax returns and our 2000 (subsequent to December 13, 2000) through 2001 tax returns. In conjunction with the completion of these audits, we were notified that the Congressional Joint Committee on Taxation (the “Joint Committee”) approved a tax refund of approximately $740 million, including interest, relating to businesses that our former parent company sold in the 1990s. Also in 2004, we filed for, and were approved for, a $35 million tax refund related to businesses that our former parent company sold. As a result of the resolution of these audits, we recorded favorable adjustments of approximately $255 million to existing tax liabilities for a total of $1.03 billion of income from discontinued operations in 2004 and $16 million of income from discontinued operations in 2006. We received approximately $666 million of the tax refunds in 2004, $69 million in 2005, and the remainder in 2006 (refer to Note 21 on page 88).
In 2006, the IRS commenced an audit of our 2004 and 2005 tax returns. We have received proposed adjustments related to the audits, and we are currently reviewing them. The proposed adjustments are not material to our financial position or results of operations.
In 2004, the IRS commenced an audit of our 2002 and 2003 tax returns and a limited examination of our 2001 life insurance subsidiary tax return. In 2005, the IRS completed these audits. We agreed to the final audit results and paid the related additional taxes and interest. We had established adequate reserves for the additional taxes and interest that resulted from these recently completed audits. We are also subject to audits by state taxing authorities. We believe we carry appropriate reserves for any exposure to state tax issues.

We paid (received refunds of) net income taxes of $732 million, $247 million and $(331) million in 2006, 2005 and 2004, respectively.
12. Employee Benefit Plans
Defined Benefit Retirement Plans
We sponsor various noncontributory defined benefit plans, including two pension plans that cover substantially all employees and other postretirement plans (“OPEB”) that provide certain health care, dental and life insurance benefits for retired employees, including those of our former parent company.
We provide for certain of our employees a noncontributory, defined benefit pension benefit under two plans, the Aetna Pension Plan, a tax-qualified pension plan, and the Supplemental Pension Plan, which provides benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans and benefits not paid under the qualified plan for special pension arrangements. The pension benefits accrued by employees are based on formulas which are dependant on the employee’s effective date of hire. Employees hired or rehired after December 31, 1998 accrue benefits based on a cash balance formula, which credits employees annually with an amount equal to eligible pay based on age and years of service, as well as an interest credit based on individual account balances. Employees hired before December 31, 1998 accrued benefits using the greater of a final average pay formula or our cash balance formula, until December 31, 2006.
Effective January 1, 2007, all pension plan participants will accrue future benefits under the same cash balance formula, and no new benefits will accrue under the Supplemental Pension Plan. Interest will continue to be credited on outstanding supplemental cash balance accounts, and the plan may continue to be used to credit special pension arrangements. Participants will continue to participate in the Aetna Pension Plan, up to the applicable wage limits each year.
In addition, we currently provide certain medical, dental and life insurance benefits for retired employees, including those of our former parent company. A comprehensive medical plan is offered to all full-time employees who terminate employment at age 45 or later with at least five years of service. We provide subsidized health benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits). There is a cap on our portion of the cost of providing medical and dental benefits to our retirees. Plan assets for our OPEB plan are held in trust and administered by an affiliated company, Aetna Life Insurance Company.
On January 1, 2004, we began phasing-out the retiree medical subsidy for active employees (and eligible dependents) who terminated employment after December 31, 2004. The subsidy decreased 25% each year until it was eliminated for employees terminating employment on or after January 1, 2007. In January 2004, we made a plan amendment to eliminate the dental subsidy for all retirees. As a result of this amendment, we recorded a curtailment benefit of approximately $32 million pretax in 2004. All current and future retirees and employees who terminate employment at age 45 or later with at least five years of service are eligible to participate in our group health plans at their own cost.
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act expanded Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals beginning in 2006. The Medicare Act provides employers currently sponsoring prescription drug programs for Medicare-eligible individuals with a range of options for coordinating with the new Medicare prescription drug program that can potentially reduce employer program cost. These options include: (1) supplementing the Medicare program on a secondary payer basis; (2) accepting a direct subsidy from the federal government to support a portion of the cost of the employer’s program; and (3) direct contracting with a PDP provider to provide prescription drug benefits to the employer’s Medicare-eligible retirees.
In 2004, we adopted FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which required employers to recognize the potential savings from the direct federal subsidy if their plans were expected to qualify for the subsidy. At the time of adoption of this FSP, our postretirement medical plan was expected to qualify for the direct federal subsidy. Adoption of FSP 106-2 in 2004 resulted in a reduction in our accumulated postretirement benefit obligation of approximately $23 million.

In 2005, we elected to pursue a direct contracting strategy with a PDP beginning in 2006 rather than file for the direct federal subsidy, consistent with our strategy of offering a PDP as part of our overall product offerings to consumers. The loss of the previously recognized savings from the federal subsidy was offset by the prescription drug cost savings due to the direct contracting strategy and pursuant to FSP 106-2, the net impact was accounted for as a negative prior service cost in 2005.
We used a September 30 measurement date for determining benefit obligations and the fair value of plan assets of our pension and OPEB plans in 2006 and 2005. Beginning December 31, 2007, we will utilize an annual measurement date of December 31 in accordance with FAS 158 (refer to Note 2 beginning on page 48 for additional information).
The following table shows the changes in the benefit obligations during 2006 and 2005 for our pension and OPEB plans. For the pension plans, the benefit obligation is the projected benefit obligation. For the OPEB plans, the benefit obligation is the accumulated postretirement benefit obligation.

	Pension Plans		OPEB Plans
(Millions)	2006	2005	2006	2005

Benefit obligation, beginning of year	$5,044.4	$4,699.7	$476.4	$494.6
Service cost	97.8	92.7	.3	.4
Interest cost	283.1	273.9	25.4	28.2
Actuarial (gain) loss	(26.1)	240.1	(34.6)	16.9
Plan amendments	—	—	(26.5) (1)	(13.8)
Benefits paid	(277.7)	(262.0)	(47.8)	(49.9)

Benefit obligation, end of year	$5,121.5	$5,044.4	$393.2	$476.4

(1)	Represents a change in benefit plan offerings to current retirees participating in the retiree health plan. The reduction in the benefit obligation will be recognized as a component of future net periodic benefit costs.
For 2006 and 2005, our pension plans had accumulated benefit obligations of approximately $5.1 billion and $5.0 billion, respectively.
We used the following weighted average assumptions to determine the benefit obligations of our pension and OPEB plans at our measurement date (September 30) for 2006 and 2005:

	Pension Plans		OPEB Plans
	2006	2005	2006	2005

Discount rate	5.98%	5.77%	5.85%	5.59%
Rate of increase in future compensation levels	4.51	4.51	—	—

The discount rates used to determine the benefit obligation of our pension and OPEB plans at September 30, 2006 and 2005 were calculated using a yield curve at that date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The discount rates differ for our pension and OPEB plans due to the nature of the projected benefit payments for each plan.
The following table reconciles the beginning and ending balances of the fair value of plan assets during 2006 and 2005 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2006	2005	2006	2005

Fair value of plan assets, beginning of year	$4,821.7	$4,221.2	$70.9	$70.2
Actual return of plan assets	523.4	597.6	3.3	2.7
Employer contributions	269.0	264.9	44.4	47.9
Benefits paid	(277.7)	(262.0)	(47.8)	(49.9)

Fair value of plan assets, end of year	$5,336.4	$4,821.7	$70.8	$70.9

The difference between the fair value of plan assets and the benefit obligation at the latest measurement date is referred to as the plan’s funded status. The funded statuses of our pension and OPEB plans at the measurement date for 2006 and 2005 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2006	2005	2006	2005

Benefit obligation	$(5,121.5)	$(5,044.4)	$(393.2)	$(476.4)
Fair value of plan assets	5,336.4	4,821.7	70.8	70.9

Funded status	$214.9	$(222.7)	$(322.4)	$(405.5)

Effective December 31, 2006, we adopted the provisions of FAS 158 (refer to Note 2 beginning on page 48 for additional information). FAS 158 requires the recognition of an asset or liability for each of our pension and OPEB plans equal to the plan’s funded status. The difference between each plan’s funded status and its existing balance sheet position is recognized net of tax as a component of accumulated other comprehensive income. Prior to the adoption of FAS 158, the Consolidated Balance Sheets reflected assets and liabilities for each of our plans calculated in accordance with the provisions of FAS 87 and FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“FAS 106”). In accordance with FAS 87 and 106, unrecognized net actuarial gains or losses and prior service costs were not reflected on the Consolidated Balance Sheets until they were recognized as a component of net periodic benefit cost in accordance with those standards. Included in the table below is a reconciliation of the funded status of our pension and OPEB plans to the net amounts recognized as assets or liabilities on the Consolidated Balance Sheets at December 31, 2006 and 2005.

	Pension Plans		OPEB Plans
(Millions)	2006	2005	2006	2005

Funded status at September 30	$214.9	$(222.7)	$(322.4)	$(405.5)
Unrecognized net actuarial losses	1,012.1	1,228.2	116.7	157.6
Unrecognized prior service cost	22.1	27.7	(56.5)	(32.0)
Contributions made in the fourth quarter	5.3	5.8	10.8	13.4
Amount recognized in accumulated other
comprehensive income (loss) (1)	(1,034.2)	(99.5)	(60.2)	—

Net amount of assets and liabilities recognized at December 31	$220.2	$939.5	$(311.6)	$(266.5)

(1)	The amount recognized in accumulated comprehensive income (loss) is a pretax amount that reflects the cumulative charge to record the minimum pension liability in accordance with FAS 87 prior to the adoption of FAS 158 of $90.7 million in 2006 and $99.5 million in 2005, as well as a $943.5 million and $60.2 million adjustment to reflect the funded status of the pension and OPEB plans, respectively, in accordance with FAS 158 in 2006.
The assets and liabilities recognized on the Consolidated Balance Sheets at December 31, 2006 and 2005 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2006	2005	2006	2005

Prepaid pension asset (1)	$478.5	$1,199.6	$—	$—
Accrued benefit liabilities (2)	(258.3)	(260.1)	(311.6)	(266.5)

Net amount of assets and liabilities recognized at
December 31	$220.2	$939.5	$(311.6)	$(266.5)

(1)	Included in other long-term assets on our Consolidated Balance Sheets.

(2)	Includes $21.5 million and $32.3 million for the pension and OPEB plans, respectively, that are reflected in other current liabilities and $236.8 million and $279.3 million for the pension and OPEB plans, respectively, that are reflected in long-term liabilities on our Consolidated Balance Sheet at December 31, 2006. All amounts in 2005 were reflected in other long-term liabilities on our Consolidated Balance Sheet.

At December 31, 2006, we had approximately $835 million and $119 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $21 million and $(56) million of prior service costs (credits) for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $28 million and $5 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $5 million and $(4) million in amortization (accretion) of prior service costs (credits) for our pension and OPEB plans, respectively, in 2007.
Components of the net periodic benefit cost (income) in 2006, 2005 and 2004 for the pension and OPEB plans were as follows:

	Pension Plans				OPEB Plans
(Millions)	2006	2005		2004	2006	2005	2004

Service cost	$97.8	$92.7		$75.9	$.3	$.4	$.4
Interest cost	283.1	273.9		261.4	25.4	28.2	24.7
Expected return on plan assets	(410.7)	(370.2)		(310.6)	(4.0)	(4.5)	(4.4)
Amortization (accretion) of prior service cost	5.7	5.3		5.6	(2.1)	(1.3)	(1.3)
Recognized net actuarial loss	77.3	74.5		64.2	7.1	5.8	2.5

Net periodic benefit cost before curtailment benefit	53.2	76.2		96.5	26.7	28.6	21.9
Curtailment benefit	—	(2.3	) (1)	—	—	—	(31.8	)(2)

Net periodic benefit cost (income)	$53.2	$73.9		$96.5	$26.7	$28.6	$(9.9)

(1)	Reflects a plan amendment eliminating the accrual of new benefits under the Supplemental Pension Plan, as discussed above.

(2)	Reflects a plan amendment eliminating the dental subsidy for all retirees, as discussed above.
The weighted average assumptions used to determine net periodic benefit cost (income) in 2006, 2005 and 2004 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2006	2005	2004	2006	2005	2004

Discount rate	5.77%	6.00%	6.25%	5.59%	6.00%	6.25%
Expected long-term return on plan assets	8.50	8.75	8.75	5.70	6.50	6.50
Rate of increase in future compensation levels	4.51	3.00	3.25	—	—	—

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2007 is 8%, decreasing gradually to 5% by 2010. The assumed prescription drug cost trend rate for 2007 is 13%, decreasing gradually to 5% by 2015. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. An increase in the health care cost trend rate of one percentage point would increase the post-retirement benefit obligation at December 31, 2006 by approximately $13 million and would increase service and interest costs by approximately $1 million. Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation at December 31, 2006 by approximately $11 million and would decrease service and interest costs by approximately $1 million.
The asset allocation of the pension and OPEB plans at the measurement date (September 30) and the target asset allocation, presented as a percentage of the total plan assets, were as follows:

	Pension Plans			OPEB Plans
			Target			Target
(Millions)	2006	2005	Allocation	2006	2005	Allocation

Equity securities	66%	68%	60-70%	11%	10%	5-15%
Debt securities	26	25	20-30	87	87	80-90
Real estate/other	8	7	5-15	2	3	2-10

Total	100%	100%		100%	100%

Our pension plans invest in a diversified mix of traditional asset classes. Investments in U.S. and international equity securities, fixed income securities, real estate and cash are intended to maximize long-term returns while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Risk tolerance of unexpected investment and actuarial outcomes is continually evaluated by understanding the pension plan’s liability characteristics. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short and long-term horizons, and by assessing our financial condition and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles, such as growth and value equity investing techniques, are utilized by multiple investment advisors to further improve portfolio and operational risk characteristics. Equity investments, both active and passively managed, are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.
Asset allocations and investment performance are formally reviewed quarterly by the plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analysis of assets and liabilities are also performed periodically.
We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.
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
Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We may elect to voluntarily contribute amounts to our tax-qualified pension plan. We do not have any regulatory contribution requirements for 2007; however, we intend to make a voluntary contribution of approximately $45 million to the Aetna Pension Plan in 2007. Employer contributions related to the Supplemental Pension Plan and OPEB plans represent payments to retirees for current benefits. We have no plans to return any plan assets to the Company in 2007.
Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, at December 31, 2006 were as follows:

(Millions)	Pension Plans	OPEB Plans

2007	$289.7	$36.6
2008	294.7	35.7
2009	301.1	34.9
2010	306.6	34.1
2011	413.9	33.1
2012-2016	1,798.2	145.6

401(k) Plan
Substantially all of our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions, which may be invested in our common stock or certain other investments, are matched by us. We provide for a match of up to 50% of the first 6% of eligible pay contributed to the plan. The matching contributions are made in cash and invested according to each participant’s investment elections. During 2006, 2005 and 2004, we made $40 million, $36 million and $33 million, respectively, in matching contributions. The plan trustee held approximately 13 million shares of our common stock for plan participants at December 31, 2006. At December 31, 2006, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.
Employee Incentive Plans
Stock-Based Compensation Plans — Our stock-based compensation plans (the “Plans”) provide for awards of stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2006, approximately 99 million common shares were available for issuance under the Plans.
Executive, middle management and non-management employees may be granted stock options, SARs and RSUs. Stock options are granted to purchase our common stock at or above the market price on the date of grant. SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant. SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year. From time to time, we have issued SARs and stock options with different vesting provisions. Vested SARs and stock options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised SARs and stock options expire. For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. The RSUs granted in 2006 will generally vest in a single installment on the third anniversary of the grant date.
We estimate the fair value of stock options and awards of SARs using a modified Black-Scholes option pricing model. The fair value of RSUs is based on the market price of our common stock on the date of grant. Stock options and SARs granted in 2006, 2005 and 2004 had a weighted average fair value of $16.41, $10.83 and $6.16, respectively, using the assumptions noted in the following table:

	2006	2005	2004

Dividend yield	.1%	.1%	.1%
Expected volatility	30.9%	31.3%	34.0%
Risk-free interest rate	4.6%	3.7%	3.3%
Expected term	4.5 years	4.5 years	4.0 years

We use historical data to estimate the period of time that stock options or SARs are expected to be outstanding. Expected volatilities are based on a weighted average of the historical volatility of our stock price and implied volatility from traded options on our stock. The risk-free interest rate for periods within the expected life of the stock option or SAR is based on the benchmark five-year U.S. Treasury rate in effect on the date of grant. The dividend yield assumption is based on our historical dividends declared.

The stock option and SAR transactions in 2006, 2005 and 2004 were as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of Stock	Exercise	Contractual	Intrinsic
(Millions, except exercise price)	Options and SARs (1)	Price	Life (Years)	Value

2004
Outstanding, beginning of year	91.7	$8.74	6.4	$747.8
Granted	15.3	19.47	—	—
Exercised	(37.7)	8.45	—	515.8
Expired or forfeited	(1.7)	13.61	—	—

Outstanding, end of year	67.6	$11.22	6.6	$1,350.9

Exercisable, end of year	50.9	$11.51	6.3	$1,001.2

2005
Outstanding, beginning of year	67.6	$11.22	6.6	$1,350.9
Granted	8.9	33.61	—	—
Exercised	(21.6)	11.34	—	573.5
Expired or forfeited	(1.1)	14.49	—	—

Outstanding, end of year	53.8	$14.78	6.2	$1,742.2

Exercisable, end of year	43.0	$12.77	5.8	$1,480.3

2006
Outstanding, beginning of year	53.8	$14.78	6.2	$1,742.2
Granted	5.5	49.84	—	—
Exercised	(9.5)	11.17	—	309.2
Expired or forfeited	(.7)	28.72	—	—

Outstanding, end of year	49.1	$19.22	5.5	$1,213.5

Exercisable, end of year	38.8	$13.27	4.9	$1,161.3

(1)	There were no SARs transactions prior to January 1, 2006.
During 2006, 2005 and 2004, the following activity occurred under the Plans:

(Millions)	2006	2005	2004

Cash received from stock option exercises	$105.8	$253.0	$316.0
Intrinsic value (the excess of stock price on the date of exercise over the exercise price)	309.2	573.5	515.8
Tax benefits realized for the tax deductions from stock options exercised (1)	108.2	202.5	190.4
Fair value of stock options and SARs vested	71.0	63.5	101.9

(1)	No SARs were exercised during these periods.
We settle employee stock options with newly issued common stock and generally utilize the proceeds to repurchase common stock in the open market in the same period.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2006 (number of stock options and SARs and aggregate intrinsic values in millions):

	Outstanding						Exercisable
			Weighted
			Average	Weighted					Weighted
			Remaining	Average	Aggregate				Average	Aggregate
	Number		Contractual	Exercise	Intrinsic		Number		Exercise	Intrinsic
Range of Exercise Prices	Outstanding		Life (Years)	Price	Value		Exercisable		Price	Value

Stock options
$0.00-$5.21	1.2		2.6	$4.95	$45.9		1.2		$4.95	$45.9
5.21-10.42	13.9		4.1	8.22	486.1		13.9		8.22	486.1
10.42-15.63	12.5		4.7	10.61	408.6		12.5		10.61	408.6
15.63-20.84	8.0		6.3	19.36	190.9		8.0		19.36	190.2
20.84-26.06	.3		7.3	21.92	6.3		.3		21.90	5.5
26.06-31.27	—	(1)	7.9	27.54	—	(1)	—	(1)	27.54	—	(1)
31.27-36.48	7.6		7.2	33.38	74.1		2.5		33.38	24.8
36.48-41.69	.4		8.9	39.43	1.6		.1		38.88	.2
41.69-46.90	—	(1)	8.6	42.16	—	(1)	—	(1)	42.16	—	(1)
46.90-52.11	5.2		8.0	50.20	—		.3		50.21	—

$0.00- $52.11	49.1		5.5	$19.22	$1,213.5		38.8		$13.27	$1,161.3

(1)	Amounts rounded to zero.
RSU transactions in 2006 were as follows (number of units in millions):

			Weighted
			Average
			Grant Date
	RSUs		Fair Value

RSUs at beginning of year	- (1)	(2)	$34.18
Granted	.8		50.05
Vested	—	(1)	40.29
Forfeited	—	(1)	50.21

RSUs at end of year	.8		$49.52

(1)	Amounts rounded to zero.
(2)	There were no material RSU transactions prior to January 1, 2006.
In 2006, 2005 and 2004 we recorded pretax share-based compensation expense of $74 million, $94 million and $139 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $26 million, $33 million and $49 million in 2006, 2005 and 2004, respectively. At December 31, 2006, $78 million of total unrecognized compensation costs related to stock options, SARs and RSUs are expected to be recognized over a weighted-average period of 1.8 years.
We also have an Employee Stock Purchase Plan (the “ESPP”). Activity related to the ESPP was not material to us in 2006, 2005 or 2004.
Performance Units — During 2005 and 2004, we granted performance unit awards to certain executives as part of a long-term incentive program. The value of the performance units was equal to $100. The performance units granted in 2004 vested on December 31, 2005, and the performance units granted in 2005 vested on December 31, 2006. The number of vested performance units at December 31, 2005 and 2006 was dependent upon the degree to which we achieved performance goals as determined by the Board’s Committee on Compensation and Organization (the “Compensation Committee”). In January 2007 and 2006, the Compensation Committee determined that the 2005 and 2004 grants vested at 180.0% and 158.7% of target, respectively, and approved the payment of the awards. The costs associated with our performance units for 2006, 2005 and 2004 were $14 million, $43 million and $17 million, respectively.

13. Debt
In 2005, we filed a universal shelf registration statement to sell debt securities, common stock, preferred stock, purchase contracts, warrants to purchase common stock or warrants to purchase debt securities, or units that may include any of these securities or securities of other entities. Specific terms of these securities will be provided in prospectus supplements. This registration statement replaced our February 2001 shelf registration statement which was not fully utilized. In June 2006, we issued $2.0 billion of senior notes under this universal shelf registration statement, comprised of $450 million of 5.75% senior notes due 2011, $750 million of 6.0% senior notes due 2016 and $800 million of 6.625% senior notes due 2036. The proceeds from these senior notes were used to redeem the entire $700 million aggregate principal amount of our 8.5% senior notes due 2041 and to repay approximately $400 million of commercial paper borrowings, outstanding since the March 1, 2006 maturity of the entire $450 million aggregate principal amount of our 7.375% senior notes. The remainder of the net proceeds were used for general corporate purposes, including share repurchases. In connection with the redemption of the $700 million, 8.5% senior notes, we wrote-off deferred debt issuance costs associated with those senior notes and recognized the deferred gain from the interest rate swaps that hedged those senior notes, resulting in a $8 million after tax ($12 million pretax) non-cash charge in operating expenses in 2006. Refer to Note 15 beginning on page 76 for additional information concerning our derivative financial instruments.
The carrying value of long-term debt at December 31, 2006 and 2005 was as follows:

(Millions)	2006	2005

Senior notes, 7.375%, due 2006(1)	$—	$450.0
Senior notes, 5.75%, due 2011	449.6	—
Senior notes, 7.875%, due 2011	448.4	448.1
Senior notes, 6.0%, due 2016	745.8	—
Senior notes, 6.625%, due 2036	798.5	—
Senior notes, 8.50%, due 2041(2)	—	707.6

Total long-term debt	2,442.3	1,605.7
Less current portion of long-term debt (1)	—	(450.0)

Long-term debt, less current portion	$2,442.3	$1,155.7

(1) The 7.375% senior notes were repaid in February 2006.
(2) The 8.50% senior notes were redeemed and repaid in June 2006.
At December 31, 2006, we have an unsecured $1 billion, five-year revolving credit agreement (the “Facility”) with several financial institutions which terminates in January 2012. The Facility provides for up to $150 million of letters of credit to be issued at our request, which count as usage of the available commitments under the Facility. The Facility permits the aggregate commitments under the Facility to be expanded to a maximum of $1.35 billion upon our agreement with one or more financial institutions. Various interest rate options are available under the Facility. Any revolving borrowings mature on the termination date of the Facility. We pay facility fees on the Facility ranging from .05% to .175% per annum, depending upon our long-term senior unsecured debt rating. The facility fee was .07% at December 31, 2006. The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter ending on or after December 31, 2005 at or below .4 to 1.0. For this purpose, consolidated capitalization equals the sum of shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans in accordance with FAS 158 and any net unrealized capital gains and losses, and total debt (as defined in the Facility). We met this requirement at December 31, 2006.
We paid $159 million, $121 million and $104 million in interest in 2006, 2005 and 2004, respectively.
In addition, at December 31, 2006, certain of our subsidiaries have a one-year $45 million variable funding credit program with a bank to provide short-term liquidity to those subsidiaries. Borrowings under this program are secured by certain assets of those subsidiaries. At December 31, 2006, there was $45 million outstanding under this program at an interest rate of 6.1%.

14.	Capital Stock
From time to time, the Board authorizes us to repurchase our common stock. The activity in Board authorized share repurchase programs in 2006, 2005 and 2004 was as follows:

				Shares Purchased
				2006				2005			2004
	Number of		Purchase
	Shares		Not to
(Millions)	Authorized		Exceed	Shares		Cost		Shares		Cost	Shares		Cost

Authorization date:
September 29, 2006	N/A	(1)	750.0	4.2		$179.1		—		$—	—		$—
April 28, 2006	N/A	(1)	820.0	21.7		820.0		—		—	—		—
January 27, 2006	N/A	(1)	750.0	20.4		750.0		—		—	—		—
September 29, 2005	N/A	(1)	750.0	14.0		580.9		3.6		169.1	—		—
February 25, 2005	N/A	(1)	750.0	—		—		17.8		750.0	—		—
September 24, 2004	N/A	(1)	750.0	—		—		20.4		750.0	—		—
April 30, 2004	N/A	(1)	750.0	—		—		—		—	30.4		750.0
December 5, 2003 (2)	40.0		750.0	—		—		—		—	34.0		743.0

Total repurchases				60.3		$2,330.0	(3)	41.8		$1,669.1	64.4		$1,493.0

Repurchase authorization remaining as of December 31,				N/A	(1)	$570.9		N/A	(1)	$580.9	N/A	(1)	$750.0

(1)	The 2006, 2005 and 2004 Board authorizations do not limit the number of shares of common stock that may be repurchased.

(2)	The December 5, 2003 Board authorization replaced the June 27, 2003 authorization.

(3)	Approximately $27 million of the 2006 repurchases were settled in early January 2007.
On September 29, 2006, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2006. The $21 million dividend was paid on November 30, 2006.
In addition to the capital stock disclosed on the Consolidated Balance Sheets, we have authorized 7.6 million shares of Class A voting preferred stock, $.01 par value per share. At December 31, 2006, there were also 165 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines.
15.	Financial Instruments
Estimated Fair Value
The carrying values and estimated fair values of certain of our financial instruments at December 31, 2006 and 2005 were as follows:

	2006		2005
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
(Millions)	Value	Value	Value	Value

Assets:
Debt securities	$14,866.9	$14,866.9	$14,885.0	$14,885.0
Equity securities	71.1	71.1	61.2	61.2
Mortgage loans	1,588.2	1,618.6	1,547.5	1,599.9
Derivatives	3.1	4.6	3.9	6.3
Liabilities:
Investment contract liabilities:
With a fixed maturity	81.7	82.2	93.2	95.1
Without a fixed maturity	549.8	481.9	696.4	579.0
Derivatives	—	3.8	.7	3.0
Long-term debt	2,442.3	2,575.2	1,605.7	1,674.4

Our fair value estimates are made at a specific point in time, based on available market information and judgments about a given financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, and do not consider the tax impact of the realization of unrealized capital gains or losses. In many cases, our fair value estimates cannot be substantiated by comparison to independent markets, and the disclosed value cannot be realized upon immediate settlement of the instrument. We take the fair values of all financial instruments into consideration when we evaluate our management of interest rate, price and liquidity risks.
We used the following valuation methods and assumptions in estimating the fair value of the financial instruments included in the table above:
Debt and equity securities: Fair values are based on quoted market prices or dealer quotes. Non-traded debt securities are priced independently by a third party vendor and non-traded equity securities are priced based on our internal analysis of the investment’s financial statements and cash flow projections.
Mortgage loans: Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect management’s assessment of the credit quality and the remaining duration of the loans. Our fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.
Derivatives: Fair values are estimated based on quoted market prices, dealer quotes or our internal price estimates that we believe are comparable to dealer quotes.
Investment contract liabilities:
•	With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, us for similar contracts.
•	Without a fixed maturity: Fair value is estimated as the amount payable to the contract holder upon demand. However, we have the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.
Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices were available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.
Derivative Financial Instruments
We are using interest rate swap agreements to manage certain exposures related to changes in interest rates on investments supporting experience-rated and discontinued products in the Large Case Pensions business. The use of these derivatives does not impact our results of operations.
During 2005 and 2006, we entered into five forward starting swaps (with an aggregate notional value of $1.0 billion) in order to hedge the change in cash flows associated with interest payments generated by the forecasted issuance of senior notes. These transactions qualified as cash flow hedges. In connection with our 2006 debt issuance (refer to Note 13 on page 75), we terminated the five forward starting swaps. As a result, we received approximately $15 million, which was recorded as other comprehensive income and is being amortized as a reduction of interest expense over the life of the applicable senior notes issued in 2006.

In December 2002, we entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of our senior notes to a variable rate of three-month LIBOR plus 254.0 basis points. In December 2001, we entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of our senior notes to a variable rate of three-month LIBOR plus 159.5 basis points. Based on the terms of the swap agreements, they qualified as fair value hedges. In May 2005, we sold both of these interest rate swap agreements. At the time of the sale of the interest rate swap agreements, the cumulative fair value adjustment of the debt on the Consolidated Balance Sheet was a gain of $7.8 million. As a result of the sale, we were amortizing the cumulative fair value adjustment over the life of the applicable senior notes as a reduction of interest expense until we recognized the remaining deferred gain in 2006 in connection with the redemption of the $700 million, 8.5% senior notes (refer to Note 13 on page 75).
16.	Dividend Restrictions and Statutory Surplus
Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. These regulations generally are not directly applicable to Aetna, as a holding company, since Aetna is not an HMO or insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt or to pay dividends or the ability of any of our subsidiaries to service its debt or other financing obligations.
Under regulatory requirements, the amount of dividends that may be paid to Aetna by our insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2006 is approximately $1.4 billion in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.
The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2006, 2005 and 2004 for our insurance and HMO subsidiaries, were as follows:

(Millions)	2006	2005	2004

Statutory net income	$1,500.9	$1,568.3	$1,276.6
Statutory capital and surplus	4,704.0	4,547.3	4,001.6

17.	Reinsurance
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. These reinsurance agreements permit us to recover a portion of losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses, however we do not expect charges for unrecoverable reinsurance to have a material effect on our results of operations or financial position. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2006, reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have a strong ability to meet their obligations.

Earned premiums in 2006, 2005 and 2004 were as follows:

					Percentage
		Ceded to	Assumed		of Amount
	Direct	Other	from Other	Net	Assumed
(Millions)	Amount	Companies	Companies	Amount	to Net

2006 (1)
Accident and Health Insurance-HMO (2)	$12,516.0	$—	$—	$12,516.0	—%
Accident and Health Insurance-Other (3)	7,118.3	3.0	27.6	7,142.9	.4
Life Insurance (4)	1,444.0	54.3	60.9	1,450.6	4.2

Total premiums	$21,078.3	$57.3	$88.5	$21,109.5	.4%

2005 (1)
Accident and Health Insurance-HMO (2)	$11,640.8	$—	$—	$11,640.8	—%
Accident and Health Insurance-Other (3)	5,609.8	8.8	157.5	5,758.5	2.7
Life Insurance (4)	1,482.2	62.1	108.3	1,528.4	7.1

Total premiums	$18,732.8	$70.9	$265.8	$18,927.7	1.4%

2004 (1)
Accident and Health Insurance-HMO (2)	$10,894.6	$—	$—	$10,894.6	—%
Accident and Health Insurance-Other (3)	4,361.9	8.8	13.6	4,366.7	.3
Life Insurance (4)	1,408.4	79.0	86.0	1,415.4	6.1

Total premiums	$16,664.9	$87.8	$99.6	$16,676.7	.6%

(1)	Excludes intercompany transactions.

(2)	Includes Commercial HMO (includes premiums related to POS members who access primary care physicians and referred care through an HMO Network), Medicare HMO and Medicaid HMO business.

(3)	Includes all other medical, dental and Group Insurance products offered by us, except life insurance and HMO products.

(4)	Includes premiums for the Large Case Pensions business.
Effective November 1, 1999, we reinsured certain policyholder liabilities and obligations related to paid-up group life insurance. Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company’s sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is recorded in future policy benefits and policyholders’ funds on the Consolidated Balance Sheets. Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable. Reinsurance recoverables related to these obligations were approximately $1.1 billion at December 31, 2006, 2005 and 2004.
There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $83 million, $72 million and $85 million in 2006, 2005 and 2004, respectively. At December 31, 2006, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.
18.	Commitments and Contingent Liabilities
In March 2005, we entered into an agreement with certain other carriers and the New York State Insurance Department as to our participation in the New York State Market Stabilization Pool under New York Regulation 146 (“Regulation 146”) for the years 1999 through 2004. Regulation 146 requires all carriers with small group and/or individual business in New York State to participate in a market stabilization pooling mechanism under which carriers that experience higher than average cost factors in providing services to members with specified medical conditions receive payments from the pool, and carriers that experience lower than average cost factors make payments to the pool. From 1999 through 2004, in the absence of any pool data regarding relative average cost factors of the carriers doing business in New York State, we made provisions for our estimate of liabilities incurred in this pool based on discussions with the New York State Insurance Department and historical experience. At December 31, 2004 we had recorded reserves (included in health care costs payable on the Consolidated Balance Sheet) of approximately $89 million based on these estimates.

In June 2005, we entered into an agreement with the New York State Insurance Department and other carriers participating in the pool that modified the mechanism by which the amounts due to (or receivable from) the pool were to be settled. Under this agreement, we were a net receiver of approximately $14 million in cash from the pool in satisfaction of all our remaining obligations relating to the pool for the years 1999 through 2004. Accordingly, in 2005 we released the $89 million liability recorded at December 31, 2004, which combined with the $14 million cash received to result in a $103 million pretax favorable development of prior period health care costs. This agreement also eliminates any further payment obligation we have for 2005. We were not subject to a pooling mechanism for 2006. The New York State Insurance Department has promulgated a new pooling mechanism for years subsequent to 2006, but this new mechanism will not involve potential payments or recoveries until 2008.
Guarantees
We have the following guarantee arrangements at December 31, 2006.
ASC Claim Funding Accounts — We have arrangements with certain banks for the processing of claim payments for our ASC customers. The banks maintain accounts to fund claims of our ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, we guarantee that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is $250 million. We could limit our exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.
Indemnification Agreements — In connection with certain acquisitions and dispositions of assets and/or businesses, we have incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold. Certain portions of our indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. At December 31, 2006, we do not believe that our future obligations under any of these agreements will be material to us.
Separate Account assets — Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Contractual obligations in these Separate Accounts were $4.6 billion and $3.9 billion at December 31, 2006 and 2005, respectively. Refer to Note 2 beginning on page 48 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts’ investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability. Contract holders’ balances in the Separate Accounts at December 31, 2006 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain an additional liability for our related guarantees at December 31, 2006.
Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow recoverability of assessments as offsets to premium taxes. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which we do business are subject to assessments, including market stabilization and other risk sharing pools for which we are assessed charges based on incurred claims, demographic membership mix and other factors. We establish liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments we pay are dependent upon our experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, we believe we have adequate reserves to cover such assessments.

Litigation
Managed Care Class Action Litigation
From 1999 through early 2003, we were involved in purported class action lawsuits as part of a wave of similar actions targeting the health care payor industry and, in particular, the conduct of business by managed care companies. These cases, brought on behalf of health care providers (the “Provider Cases”), alleged generally that we and other defendant managed care organizations engaged in coercive behavior or a variety of improper business practices in dealing with health care providers and conspired with one another regarding this purported wrongful conduct.
Effective May 21, 2003, we and representatives of over 900,000 physicians, state and other medical societies entered into an agreement (the “Physician Settlement Agreement”) settling the lead physician Provider Case, which was pending in the United States District Court for the Southern District of Florida (the “Florida Federal Court”). We believe that the Physician Settlement Agreement, which has received final court approval, resolved all then pending Provider Cases filed on behalf of physicians that did not opt out of the settlement. During the second quarter of 2003, we recorded a charge of $75 million ($115 million pretax) (included in other operating expenses) in connection with the Physician Settlement Agreement, net of an estimated insurance receivable of $72 million pretax. We believe our insurance policies with third party insurers apply to this matter and have been vigorously pursuing recovery from those insurers in Pennsylvania state court (the “Coverage Litigation”). During the second quarter of 2006, the Philadelphia, Pennsylvania state trial court issued a summary judgment ruling dismissing all of our claims in the Coverage Litigation. We have appealed that ruling and intend to continue to vigorously pursue recovery from our third party insurers. However, as a result of that ruling, we concluded that the estimated insurance receivable of $72 million pretax that was recorded in connection with the Physician Settlement Agreement is no longer probable of collection for accounting purposes, and therefore, during the second quarter of 2006, we wrote-off that recoverable. We continue to work with plaintiffs’ representatives in implementing the Physician Settlement Agreement and the issues that may arise under that agreement.
Several Provider Cases filed in 2003 on behalf of purported classes of chiropractors and/or all non-physician health care providers also make factual and legal allegations similar to those contained in the other Provider Cases, including allegations of violations of the Racketeer Influenced and Corrupt Organizations Act. These Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief. These Provider Cases have been transferred to the Florida Federal Court for consolidated pretrial proceedings. We intend to defend each of these cases vigorously.
Insurance Industry Brokerage Practices Matters
We have received subpoenas and other requests for information from the New York Attorney General, the Connecticut Attorney General, other attorneys general and various insurance and other regulators with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. We may receive additional subpoenas and requests for information from these attorneys general and regulators. We are cooperating with these inquiries.
In connection with this industry wide review, we have received, and may receive, additional subpoenas and requests for information from other attorneys general and other regulators.
Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state regulatory regimes, marketing misconduct, failure to timely pay medical claims, investment activities, patent infringement and other intellectual property litigation and other litigation in our Health Care and Group Insurance businesses. Some of these other lawsuits are or are purported to be class actions. We intend to defend these matters vigorously.
In addition, our current and past business practices are subject to review by, and from time to time we receive subpoenas and other requests for information from, various state insurance and health care regulatory authorities and other state and federal authorities. There also continues to be heightened review by regulatory authorities of the managed health care industry’s business practices, including utilization management, complaint and grievance processing, information privacy, delegated arrangements and claim payment practices. As a leading national managed care organization, we regularly are the subject of such reviews. These reviews may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.
We are unable to predict at this time the ultimate outcome of the remaining Provider Cases, the insurance industry brokerage practices matters or other litigation and regulatory proceedings, and it is reasonably possible that their outcome could be material to us.
Other Obligations
We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $146 million, $156 million and $174 million in 2006, 2005 and 2004, respectively. The future net minimum payments under noncancelable leases for 2007 through 2011 are estimated to be $164 million, $136 million, $108 million, $75 million and $32 million, respectively.
We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2007 through 2011 are estimated to be $149 million, $66 million, $53 million, $41 million and $29 million, respectively.
19. Segment Information
Summarized financial information for our principal operations in 2006, 2005 and 2004 were as follows:

	Health	Group	Large Case	Corporate	Total
(Millions)	Care	Insurance	Pensions	Interest	Company

2006
Revenue from external customers (1)	$21,897.2	$1,846.5	$205.1	$—	$23,948.8
Net investment income	334.2	294.1	536.4	—	1,164.7
Interest expense	—	—	—	148.3	148.3
Depreciation and amortization expense	256.9	13.5	—	—	270.4
Income taxes (benefits)	847.6	48.6	56.7	(51.9)	901.0
Operating earnings (loss) (2)	1,572.7	132.7	38.9	(96.4)	1,647.9
Segment assets (3)	15,904.5	5,327.4	26,394.5	—	47,626.4

2005
Revenue from external customers (1)	$19,310.5	$1,835.3	$210.8	$—	$21,356.6
Net investment income	295.0	293.1	514.9	—	1,103.0
Interest expense	—	—	—	122.8	122.8
Depreciation and amortization expense	204.4	—	—	—	204.4
Income taxes (benefits)	827.9	51.0	44.1	(43.0)	880.0
Operating earnings (loss) (2)	1,427.7	127.7	33.2	(79.8)	1,508.8
Segment assets (3)	15,476.7	5,720.8	23,235.8	—	44,433.3

2004
Revenue from external customers (1)	$16,914.4	$1,655.5	$200.9	$—	$18,770.8
Net investment income	262.1	274.1	526.3	—	1,062.5
Interest expense	—	—	—	104.7	104.7
Depreciation and amortization expense	182.2	—	—	—	182.2
Income taxes (benefits)	592.6	58.0	21.3	(36.7)	635.2
Operating earnings (loss) (2)	992.3	123.3	31.3	(68.0)	1,078.9
Segment assets (3)	14,762.3	5,325.4	22,126.4	—	42,214.1

(1)	Revenue from the federal government was ten percent or more of our total revenue from external customers in 2006, 2005 and 2004. We earned $3.0 billion, $2.1 billion and $1.9 billion of revenue from this customer in 2006, 2005 and 2004, respectively, in the Health Care and Group Insurance segments.

(2)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation below.

(3)	Large Case Pensions assets include $4.8 billion, $5.1 billion and $5.4 billion attributable to discontinued products at December 31, 2006, 2005 and 2004, respectively (excluding the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

A reconciliation of operating earnings to income from continuing operations in the Consolidated Statements of Income in 2006, 2005 and 2004 was as follows:

(Millions)	2006	2005	2004

Operating earnings	$1,647.9	$1,508.8	$1,078.9
Net realized capital gains, net of tax	24.1	21.1	45.9
Reduction of reserve for anticipated future losses on discontinued products (1)	75.0	43.4	—
Physician class action settlement insurance-related charge (2)	(47.1)	—	—
Debt refinancing charge (3)	(8.1)	—	—
Acquisition-related software charge (4)	(6.2)	—	—

Income from continuing operations	$1,685.6	$1,573.3	$1,124.8

(1)	We reduced the reserve for anticipated future losses on discontinued products by $75.0 million ($115.4 million pretax) and $43.4 million ($66.7 million pretax) in 2006 and 2005, respectively. We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more useful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited/charged to the reserve and do not affect our results of operations. Refer to Note 20 beginning on page 84 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

(2)	As a result of a trial court’s ruling in 2006, we concluded that a $72.4 million pretax receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes. As a result, we wrote-off this receivable in 2006. We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance and therefore, we have excluded it from operating earnings in 2006 (refer to Note 18 beginning on page 79).

(3)	In connection with the issuance of $2.0 billion of our senior notes in 2006, we redeemed all $700 million of our 8.5% senior notes due 2041. In connection with this redemption, we wrote-off debt issuance costs associated with the 8.5% senior notes due 2041 and recognized the deferred gain from the interest rate swaps that had hedged the 8.5% senior notes due 2041 (in May 2005, we sold these interest rate swaps; the resulting gain from which was to be amortized over the remaining life of the 8.5% senior notes due 2041). As a result of the foregoing, we recorded an $8.1 million ($12.4 million pretax) net charge in 2006. We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006 (refer to Notes 13 and 15 beginning on pages 75 and 76, respectively).

(4)	As a result of the acquisition of Broadspire Disability in 2006, we acquired certain software which eliminated the need for similar software that we had been developing internally. As a result, we ceased our own software development and impaired amounts previously capitalized, resulting in a $6.2 million ($8.3 million pretax) charge to net income, reflected in general and administrative expenses in 2006. This charge does not reflect the underlying business performance of Group Insurance.
Revenues from external customers by product in 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Health risk	$19,153.5	$16,924.7	$14,862.8
Health fees and other revenue	2,743.7	2,385.8	2,051.6
Group life	1,260.4	1,332.2	1,229.8
Group disability	483.3	408.1	342.2
Group long-term care	102.8	95.0	83.5
Large case pensions	205.1	210.8	200.9

Total revenue from external customers (1)	$23,948.8	$21,356.6	$18,770.8

(1)	All within the United States, except approximately $4 million, $6 million and $5 million in 2006, 2005 and 2004, respectively, which were derived from customers in Canada.
The following is a reconciliation of reportable segment revenues to total revenues included in the Consolidated Statements of Income in 2006, 2005 and 2004:

(Millions)	2006	2005	2004

Revenue from external customers	$23,948.8	$21,356.6	$18,770.8
Net investment income	1,164.7	1,103.0	1,062.5
Net realized capital gains	32.2	32.3	70.8

Total revenue	$25,145.7	$22,491.9	$19,904.1

Long-lived assets, all within the United States, were $284 million and $273 million at December 31, 2006 and 2005, respectively.

20. Discontinued Products
We discontinued the sale of our fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993. Under our accounting for these discontinued products, a reserve for anticipated future losses from these products was established and we review it quarterly. As long as the reserve continues to represent our then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect our results of operations. Our results of operations would be adversely affected to the extent that future losses on the products are greater than anticipated and positively affected to the extent future losses are less than anticipated. The current reserve reflects our best estimate of anticipated future losses.
The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss (including mortality and retirement gains or losses) and realized capital gains or losses. Operating income or loss is equal to revenue less expenses. Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold and any other-than-temporary impairments. Mortality gains or losses reflect the mortality and retirement experience related to SPAs. A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected. A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.
At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets the investment income on the assets available to fund the shortfall. At December 31, 2006, the receivable from continuing products, net of related deferred taxes payable of $138 million on the accrued interest income, was $315 million. At December 31, 2005, the receivable from continuing products, net of the related deferred taxes payable of $127 million on the accrued interest income, was $372 million. These amounts were eliminated in consolidation.

Results of discontinued products in 2006, 2005 and 2004 were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net (1)

2006
Net investment income	$340.4	$—	$340.4
Net realized capital gains	38.6	(38.6)	—
Interest earned on receivable from continuing products	28.9	—	28.9
Other revenue	15.0	—	15.0

Total revenue	422.9	(38.6)	384.3

Current and future benefits	330.7	42.0	372.7
Operating expenses	11.6	—	11.6

Total benefits and expenses	342.3	42.0	384.3

Results of discontinued products	$80.6	$(80.6)	$—

2005
Net investment income	$324.2	$—	$324.2
Net realized capital gains	22.0	(22.0)	—
Interest earned on receivable from continuing products	30.6	—	30.6
Other revenue	16.3	—	16.3

Total revenue	393.1	(22.0)	371.1

Current and future benefits	342.8	17.1	359.9
Operating expenses	11.2	—	11.2

Total benefits and expenses	354.0	17.1	371.1

Results of discontinued products	$39.1	$(39.1)	$—

2004
Net investment income	$320.6	$—	$320.6
Net realized capital gains	37.5	(37.5)	—
Interest earned on receivable from continuing products	30.2	—	30.2
Other revenue	24.8	—	24.8

Total revenue	413.1	(37.5)	375.6

Current and future benefits	356.1	6.5	362.6
Operating expenses	13.0	—	13.0

Total benefits and expenses	369.1	6.5	375.6

Results of discontinued products	$44.0	$(44.0)	$—

(1)	Amounts are reflected in the 2006, 2005 and 2004 Consolidated Statements of Income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.
Net realized capital gains from the sale of bonds supporting discontinued products were $23 million, $10 million and $20 million (pretax) for 2006, 2005 and 2004, respectively.

Assets and liabilities supporting discontinued products at December 31, 2006 and 2005 were as follows: (1)

(Millions)	2006	2005

Assets:
Debt securities available for sale	$2,857.4	$3,032.3
Equity securities available for sale	54.9	43.1
Mortgage loans	650.6	644.9
Investment real estate	77.8	103.6
Loaned securities	228.2	289.3
Other investments (2)	625.4	603.3

Total investments	4,494.3	4,716.5
Collateral received under securities loan agreements	236.4	295.4
Current and deferred income taxes	110.3	88.9
Receivable from continuing products (3)	452.7	498.8

Total assets	$5,293.7	$5,599.6

Liabilities:
Future policy benefits	$3,771.1	$3,908.4
Policyholders’ funds	23.4	23.5
Reserve for anticipated future losses on discontinued products	1,061.1	1,052.2
Collateral payable under securities loan agreements	236.4	295.4
Other liabilities	201.7	320.1

Total liabilities	$5,293.7	$5,599.6

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)	Includes debt securities on deposit as required by regulatory authorities of $22.0 million and $21.3 million at December 31, 2006 and 2005, respectively. These securities are considered restricted assets and were included in long-term investments on the Consolidated Balance Sheets.

(3)	The receivable from continuing products is eliminated in consolidation.
The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $651 million (14% of the investment portfolio at December 31, 2006). This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to $78 million (2% of the investment portfolio at December 31, 2006), primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities.
The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As our exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2006, 26% of the debt securities had a quality rating of AAA or AA. However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2006 than at December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.
At December 31, 2006 and 2005, net unrealized capital gains on debt securities available-for-sale are included above in other liabilities and are not reflected in consolidated shareholders’ equity. The reserve for anticipated future losses is included in future policy benefits on the Consolidated Balance Sheets.
The reserve for anticipated future losses on discontinued products represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting discontinued products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Calculation of the reserve for anticipated future losses requires projection of both the amount and the timing of cash flows over approximately the next 30 years, including consideration of, among other things, future investment results, participant withdrawal and mortality rates and the cost of asset management and customer service. Since 1993, there have been no significant changes to the assumptions underlying the calculation of the reserve related to the projection of the amount and timing of cash flows, except as noted below.

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
The previous years’ actual participant withdrawal experience is used for the current year assumption. Prior to 1995, we used the 1983 Group Annuitant Mortality table published by the Society of Actuaries (the “Society”). In 1995, the Society published the 1994 Uninsured Pensioner’s Mortality table which we have used since then.
Our assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets.
The activity in the reserve for anticipated future losses on discontinued products in 2006, 2005 and 2004 was as follows (pretax):

(Millions)	2006	2005	2004

Reserve for anticipated future losses on discontinued products, beginning of period	$1,052.2	$1,079.8	$1,035.8
Operating income (loss)	38.6	12.4	(6.6)
Net realized capital gains	38.6	22.0	37.5
Mortality and other	3.4	4.7	13.1
Tax benefits (1)	43.7	—	—
Reserve reduction	(115.4)	(66.7)	—

Reserve for anticipated future losses on discontinued products, end of period	$1,061.1	$1,052.2	$1,079.8

(1)	Amount represents tax credits primarily from tax advantaged investments which were reclassified from deferred tax liabilities within the liabilities supporting discontinued products.
Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $115 million ($75 million after tax) and $67 million ($43 million after tax) of the reserve was released in 2006 and 2005, respectively, primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve. The reserve was found to be adequate and no release or charge was required during 2004. The current reserve reflects management’s best estimate of anticipated future losses.
The anticipated run-off of the discontinued products reserve balance at December 31, 2006 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)

2007	$44.1
2008	44.4
2009	44.5
2010	44.4
2011	44.2
2012-2016	213.3
2017-2021	186.2
2022-2026	148.4
2027-2031	111.9
Thereafter	179.7

At December 31, 2006, scheduled contract maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)

2007	$484.5
2008	475.1
2009	461.2
2010	444.4
2011	430.0
2012-2016	1,918.4
2017-2021	1,498.7
2022-2026	1,100.8
2027-2031	765.6
Thereafter	1,043.6

The liability expected at December 31, 1993 and actual liability balances at December 31, 2006, 2005 and 2004 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA

2004	$31.8	$3,849.1	$24.0	$4,065.6
2005	30.0	3,708.6	23.5	3,908.4
2006	28.2	3,563.8	23.4	3,771.1

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.
Distributions on discontinued products in 2006, 2005 and 2004 were as follows:

(Millions)	2006	2005	2004

Scheduled contract maturities, settlements and benefit payments	$481.0	$492.2	$515.6
Participant-directed withdrawals	.4	.2	.3

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.
21. Discontinued Operations
On July 8, 2004, we were notified that the Congressional Joint Committee on Taxation approved a tax refund of approximately $740 million, including interest, relating to businesses that were sold in the 1990s by our former parent company. Also in 2004, we filed for, and were approved for, an additional $35 million tax refund related to other businesses that were sold by our former parent company. The tax refunds were recorded as income from discontinued operations in 2004. The Joint Committee approval also finalizes the IRS’s audits of our tax returns for the years 1991 through 2001. In 2004, we also finalized the IRS’s audits of our tax returns for the years 1984 through 1990. As a result of the resolution of these audits, we recorded favorable adjustments of approximately $255 million to existing tax liabilities in 2004 as income from discontinued operations, for a total of $1.03 billion of income. We received approximately $666 million of the tax refunds during 2004 and $69 million in 2005. We received the final approximately $50 million payment of these refunds in 2006, which resulted in an additional $16 million of income from discontinued operations in 2006.

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).
Our internal control over financial reporting process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or dispositions of our assets that could have a material effect on our consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our system of internal control over financial reporting at December 31, 2006. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control — Integrated Framework.” Based on this assessment, management concluded that our system of internal control over financial reporting was effective at December 31, 2006. Management’s assessment of the effectiveness of our system of internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein. KPMG LLP has also audited our consolidated financial statements, which report is also included herein.
Management’s Responsibility for Financial Statements
Management is responsible for our consolidated financial statements, which have been prepared in accordance with GAAP. Management believes the consolidated financial statements, and other financial information included in this report, fairly present in all material respects our financial position, results of operations and cash flows as of and for the periods presented in this report.
The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of our day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. We emphasize the selection and training of personnel who are qualified to perform these functions. In addition, our personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.
Our Audit Committee engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears below.
Audit Committee Oversight
Our Audit Committee is comprised solely of independent directors. The Audit Committee meets regularly with management, the internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and internal control over financial reporting. Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (FAS 123(R)). The Company elected to use the modified-retrospective approach of adopting FAS 123(R) and, therefore, financial information for 2005 and 2004 has been adjusted. Also, as discussed in Notes 2 and 12 to the consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aetna Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/ KPMG LLP
Hartford, Connecticut
February 26, 2007

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
The Board of Directors and Shareholders
Aetna Inc.:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aetna Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Aetna Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Aetna Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aetna Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Hartford, Connecticut
February 26, 2007

Quarterly Data (Unaudited)

(Millions, except per common share data)	First	Second	Third	Fourth

2006
Total revenue	$6,234.7	$6,252.0	$6,299.5	$6,359.5

Income from continuing operations before income taxes	$597.3	$597.5	$728.8	$663.0
Income taxes	(211.7)	(208.0)	(252.4)	(228.9)
Income from discontinued operations, net of tax	16.1	—	—	—

Net income	$401.7	$389.5	$476.4	$434.1

Per common share results:(1)
Net income
Basic	$.71	$.69	$.89	$.83
Diluted	.68	.67	.85	.80

Common stock data:
Dividends declared	$—	$—	$.04	$—
Common stock prices, high	52.32	49.33	41.26	43.71
Common stock prices, low	44.54	36.93	30.99	38.53

2005
Total revenue	$5,426.9	$5,496.9	$5,700.7	$5,867.4

Income from continuing operations before income taxes	$609.0	$614.5	$580.9	$648.9
Income taxes	(219.7)	(219.6)	(208.1)	(232.6)

Net income	$389.3	$394.9	$372.8	$416.3

Per common share results: (1)
Net income
Basic	$.66	$.68	$.65	$.73
Diluted	.64	.65	.62	.70

Common stock data:
Dividends declared	$—	$—	$.02	$—
Common stock prices, high	38.67	43.24	43.31	49.68
Common stock prices, low	29.93	33.70	37.14	40.00

(1)	Calculation of the earnings per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.