Form 10-K, Exhibit 13
period 2007-12-31
AETNA INC /PA/
filed 2008-02-29
CIK 1122304

Exhibit 13.1

2007 Aetna Annual Report,
Financial Report to Shareholders

Unless the context otherwise requires, references to the terms “we,” “our” or “us” used throughout this 2007 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to our 2007 Annual Report:

Page	Description
2 - 39
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – The MD&A provides a review of our operating results for the years 2005 through 2007, as well as our financial condition at December 31, 2007 and 2006.  The MD&A should be read in conjunction with our consolidated financial statements and notes thereto.  The MD&A is comprised of the following:

2
Overview – We begin our MD&A with an overview of earnings and cash flows for the years 2005 through 2007, as well as our outlook for 2008.  In this section, we also discuss significant changes to our management and Board of Directors.

5	Health Care – We provide a quantitative and qualitative discussion about the factors affecting Health Care revenues and operating earnings in this section.

9	Group Insurance – We provide a quantitative and qualitative discussion about the factors affecting Group Insurance revenues and operating earnings in this section.

10
Large Case Pensions – We provide a quantitative and qualitative discussion about the factors affecting Large Case Pensions operating earnings, including the results of discontinued products, in this section.

12
Investments – As an insurer, we have substantial investment portfolios that support our liabilities.  In this section, we provide a quantitative and qualitative discussion of our investments and realized capital gains and losses and describe our evaluation of the risk of our market-sensitive instruments.

14	Liquidity and Capital Resources – In this section, we discuss our cash flows, financing resources, contractual obligations and other key matters that may affect our liquidity and cash flows.

18
Critical Accounting Estimates – In this section, we discuss the accounting estimates we consider critical in preparing our financial statements, including why we consider them critical and the key assumptions used in making these estimates.

24	Regulatory Environment – In this section, we provide a discussion of the regulatory environment in which we operate.

30
Forward-Looking Information/Risk Factors – We conclude MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, financial condition or results of operations.

40	Selected Financial Data – We provide selected annual financial data for the most recent five years.

41
Consolidated Financial Statements – Includes our consolidated balance sheets at December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  These financial statements should be read in conjunction with the accompanying Notes to Consolidated Financial Statements.

45	Notes to Consolidated Financial Statements

83
Reports of Management and our Independent Registered Public Accounting Firm – We include a report from management on its responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP’s opinion on our consolidated financial statements and internal control over financial reporting.

86	Quarterly Data (unaudited) – We provide selected quarterly financial data for each of the quarters in 2007 and 2006.

86
Corporate Performance Graph – We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indexes from December 31, 2002 through December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving approximately 36.7 million people with information and resources to help them make better informed decisions about their health care.  We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities and health care management services for Medicaid plans.  Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2007	2006	2005
Revenue:
Health Care	$24,768.6	$22,240.5	$19,616.1
Group Insurance	2,139.5	2,152.1	2,141.8
Large Case Pensions	691.5	753.1	734.0
Total revenue	27,599.6	25,145.7	22,491.9
Net income	1,831.0	1,701.7	1,573.3
Operating earnings: (1)
Health Care	1,770.9	1,572.7	1,427.7
Group Insurance	145.5	132.7	127.7
Large Case Pensions	38.1	38.9	33.2
Cash flows from operations	2,065.5	1,688.3	1,720.3
(1)
Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term “GAAP” refers to U.S. generally accepted accounting principles).  Refer to Segment Results and Use of Non-GAAP Measures in this MD&A on page 4 for a discussion of non-GAAP measures.  Refer to pages 5, 9 and 10 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.

During 2007 and 2006, our Health Care medical membership grew, increasing by 1.4 million in 2007 (including members from our acquisitions (refer to Health Care – Membership on page 8)) and .7 million in 2006.  This growth occurred in both Insured (where we assume all or a majority of risk for medical and dental care costs) and our administrative services contract (“ASC”)  products in 2007 and primarily in our ASC products in 2006.  In addition, during 2006 and 2007 we had growth in our pharmacy products.  At December 31, 2007, we served approximately 16.9 million medical members, 13.4 million dental members and 10.7 million pharmacy members.

During 2006 and 2007, premium and fee rates increased as well.  Together with the growth in membership, these rate increases contributed to the expansion of our total revenue, which increased approximately $2.5 billion in 2007 and $2.7 billion in 2006.

Underwriting margins in our Health Care segment, which represent the amount of premiums in excess of health care costs, improved in 2007 and 2006 on a total dollar basis, when compared to the prior periods, reflecting membership growth and premium rate increases as well as our focus on medical cost management.

The combination of total revenue growth, higher underwriting margins and continued operating expense efficiencies (operating expenses divided by total revenue) contributed to an improvement in our operating earnings.  These efforts have also contributed to strong cash flows from operations in 2007 and 2006 (refer to Liquidity and Capital Resources beginning on page 14).

During 2007 and 2006, we managed our capital in support of both new and ongoing initiatives.
During 2007 and 2006, we used substantial capital to repurchase our common stock, fund targeted acquisitions in support of our strategy and make voluntary contributions to our tax qualified pension plan.

In 2007 and 2006, we repurchased approximately 33 million and 60 million shares of common stock at a cost of approximately $1.7 billion and $2.3 billion, respectively, under share repurchase programs authorized by Aetna’s Board of Directors (the “Board”).

Over the past two years, we have continued to invest in the development of our business by acquiring companies that support our strategy as well as continuing the introduction or enhancement of new products and services.  In 2007, we completed two acquisitions for an aggregate of approximately $613 million, expanding our Health Care product offerings by acquiring a leading provider of health care management services for Medicaid plans and a leading managing general underwriter (or underwriting agent) for international private medical insurance that offers expatriate benefits to individuals, small and medium enterprises, and large multinational clients around the world.  In 2006, we acquired a disability and leave management business for approximately $156 million.  Refer to Note 3 of Notes to Consolidated Financial Statements on page 54 for additional information on our recent acquisition activity.

Also during 2007 and 2006, we continued development of our consumer-directed health care plan products and our web based tools to support consumerism and transparency.  We also made changes to our other health products and medical management programs, including the launch of our new private-fee-for-service Medicare plans (“PFFS”) beginning in 2007 and our Medicare Part D Prescription Drug Program (“PDP”) beginning in 2006.

In addition, during 2007 and 2006 we made $45 million and $245 million, respectively, of voluntary cash contributions to our tax qualified pension plan.

In 2007 and 2006, we issued $700 million and $2.0 billion of senior notes, respectively.  Refer to Liquidity and Capital Resources beginning on page 14 and Note 13 of Notes to Consolidated Financial Statements on page 69 for additional information.

Outlook for 2008
Our goals for 2008 are to profitably grow membership in targeted geographic areas and customer bases; to profitably grow operating earnings; to demonstrate superior medical cost, quality and clinical integration for our customers; to achieve our targeted operating expenses; to use technology to enhance our competitive position; and to deliver best-in-class service for all our members and customers.  Our 2008 outlook is as follows:

Health Care membership is targeted for growth in 2008.  We continue to take actions to increase membership in 2008, including efforts to reach customers via an integrated product approach in order to generate sales to new customers, as well as increased cross-sell penetration within our existing membership base and via targeted geographic marketing.  We expect this membership growth to be a combination of both ASC and Insured medical members.  If we achieve these projected membership increases combined with price increases, it would contribute to higher revenue in our Health Care segment.

Group Insurance operating earnings are expected to remain generally level with 2007.  We expect Group Insurance operating earnings in 2008 to be generally level with those of 2007.

Large Case Pensions earnings are expected to reflect continued run-off of the business.  We expect operating earnings in our Large Case Pensions segment to be lower than in 2007, consistent with the continued run-off of the underlying liabilities and assets.  However, operating earnings for Large Case Pensions can vary from current expectations depending on, among other factors, future investment performance of the assets supporting existing liabilities.

Corporate interest expense is expected to increase in 2008. We expect corporate interest expense to increase due to the increase in average debt outstanding resulting from our 2007 financing activities.  Refer to Liquidity and Capital Resources beginning on page 14 and Note 13 of Notes to Consolidated Financial Statements on page 69 for additional information.

Operating expense ratio (operating expenses divided by revenue) is targeted to improve.  We continue to take actions to improve the efficiency of our operations, including efforts to leverage existing infrastructure to support additional growth as well as improvements in systems and processes.  We will continue to focus 2008 spending on operational improvements, including self-service and administrative technologies that will yield future benefits.

Capital deployment.  In 2008, we intend to continue to pursue strategic acquisitions and other business development activities that support our strategy for growth and profitability.  We also intend to continue to deploy our capital through share repurchases.

Refer to Forward-Looking Information/Risk Factors beginning on page 30 for information regarding other important factors that may materially affect us.

Executive Management and Board Updates
During 2007, we announced the following changes to Aetna’s Board of Directors and our management team:

•	Joseph M. Zubretsky joined Aetna in February. Mr. Zubretsky is our Executive Vice President and Chief Financial Officer, succeeding Alan M. Bennett, who retired in April.

•
Roger N. Farah was appointed to our Board in June.  Mr. Farah is President, Chief Operating Officer and a Director of Polo Ralph Lauren Corporation.  He also serves on our Board’s Committee on Compensation and Organization as well as its Investment and Finance Committee.  With the addition of Mr. Farah, the Board consists of twelve members.

•	Mark T. Bertolini was appointed President of Aetna in July. In May, Mr. Bertolini was appointed Executive Vice President and Head of Business Operations.

•
We also announced the following resignations in 2007:  James K. Foreman, Executive Vice President, National Businesses (May) and Craig R. Callen, Senior Vice President of Strategic Planning and Business Development (August).

•	Additionally, Timothy A. Holt, Senior Vice President and Chief Investment Officer, retired in February 2008. Mr. Holt’s successor, Jean LaTorre, reports to Mr. Zubretsky.

Segment Results and Use of Non-GAAP Measures in this Document
The discussion of our results of operations that follows is presented based on our reportable segments in accordance with FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and is consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 76.  Each segment’s discussion of results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing the segment’s financial performance and making operating decisions, such as allocating resources to the segment.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Our discussion of the results of operations of each business segment is based on operating earnings, which exclude net realized capital gains and losses as well as other items, if any, from net income reported in accordance with GAAP.  We believe excluding net realized capital gains and losses from net income to arrive at operating earnings provides more useful information about our underlying business performance.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations.  We also may exclude other items that do not relate to the ordinary course of our business from net income to arrive at operating earnings.  In each segment discussion below, we present a table that reconciles operating earnings to net income reported in accordance with GAAP.  Each table details the net realized capital gains and losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE

Health Care consists of medical, pharmacy benefits management, dental and vision plans offered on both an Insured basis and an ASC basis.  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account.  We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.

Operating Summary

(Millions)	2007	2006	2005
Premiums:
Commercial (1)	$18,656.8	$17,356.5	$15,919.6
Medicare	2,598.3	1,787.7	1,005.1
Medicaid	245.0	9.3	-
Total premiums	21,500.1	19,153.5	16,924.7
Fees and other revenue	2,931.3	2,743.7	2,385.8
Net investment income	370.9	334.2	295.0
Net realized capital (losses) gains	(33.7)	9.1	10.6
Total revenue	24,768.6	22,240.5	19,616.1
Health care costs (2)	17,294.8	15,301.0	13,107.9
Operating expenses:
Selling expenses	966.6	867.4	763.3
General and administrative expenses (3)	3,708.3	3,618.6	3,424.9
Total operating expenses	4,674.9	4,486.0	4,188.2
Amortization of other acquired intangible assets	90.7	80.4	57.4
Total benefits and expenses	22,060.4	19,867.4	17,353.5
Income before income taxes	2,708.2	2,373.1	2,262.6
Income taxes	959.2	847.6	827.9
Net income	$1,749.0	$1,525.5	$1,434.7
(1)	Commercial includes all medical, dental and other insured products, except Medicare and Medicaid.
(2)
The percentage of health care costs related to capitated arrangements with primary care physicians (a fee arrangement where we pay providers a monthly fixed fee for each member, regardless of the medical services provided to the member) was 5.5% for 2007 compared to 5.9% for 2006 and 7.9% for 2005.

(3)	Includes salaries and related benefit expenses of $2.2 billion in both 2007 and 2006, and $2.1 billion in 2005.

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2007	2006	2005
Net income	$1,749.0	$1,525.5	$1,434.7
Net realized capital losses (gains)	21.9	(8.0)	(7.0)
Physician class action settlement insurance-related charge (1)	-	47.1	-
Debt refinancing charge (2)	-	8.1	-
Operating earnings	$1,770.9	$1,572.7	$1,427.7
(1)
As a result of a trial court’s ruling in 2006, we concluded that a $47.1 million ($72.4 million pretax) receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes.  As a result, we wrote-off this receivable in 2006.  We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006.

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

Higher revenue and underwriting margins as well as operating expense efficiencies contributed to earnings growth in 2007 and 2006
Operating earnings for 2007 increased $198 million from 2006, which had increased $145 million from 2005.  These increases in operating earnings reflect growth in premiums and fees and other revenue, as well as higher underwriting margins and improved operating expense efficiencies (total operating expenses divided by total revenue).  The growth in premiums and fees and other revenue resulted from increases in membership levels (refer to Membership on page 8) and rate increases for renewing membership.  Furthermore, growth in premiums and fees and other revenue reflects our recent acquisitions.  Refer to Note 3 of Notes to Consolidated Financial Statements on page 54 for a discussion of our acquisitions.  Our growth in premiums in 2007 and 2006 also benefited from our new PFFS product, which we began offering effective January 1, 2007, and our PDP product, which we began offering effective January 1, 2006.

Underwriting margins (premiums less health care costs) increased in 2007 and to a lesser extent in 2006 over the prior year, reflecting growth in premiums (as discussed above) partially offset by higher health care costs.  Our underwriting margin for 2005 reflects favorable development of prior period health care cost estimates (discussed in Commercial and Medicare results below).

Although we became more efficient based on our operating expenses as a percentage of revenue, our total operating expenses increased in 2007 and 2006 over the prior years primarily due to expenses related to the growth in our membership.  Total operating expenses increased due to higher selling expenses (reflecting an increase in commissionable premiums from membership growth) and increases in general and administrative expenses due to higher employee related costs, outside services and other expenses associated with higher membership.  Total operating expenses in 2006 also reflect a $27 million pretax severance charge as well as the write off of an insurance recoverable and a net charge related to our 2006 debt issuance noted in our reconciliation of operating earnings to net income on page 5.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by premiums. Our MBRs by product for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006		2005
Commercial	79.5%	79.3%		76.9%
Medicare	86.8%	85.2%		86.0%
Medicaid	88.4%	n/m	(1)	n/m (1)
Total	80.4%	79.9%		77.4%
(1)	Our Medicaid results were not meaningful prior to the 2007 acquisition of Schaller Anderson, Incorporated.

Refer to the following discussion of Commercial and Medicare results for an explanation of the changes in our MBR.

The operating results of our Commercial products continued to grow in 2007 and 2006
Commercial premiums increased approximately $1.3 billion in 2007 compared to 2006, and increased approximately $1.4 billion in 2006 compared to 2005.  The increase in 2007 reflects premium rate increases on renewing business and increases in membership levels (refer to Membership on page 8).  The increase in 2006 primarily reflects increases in premium rates on renewing business.

Our Commercial MBRs were 79.5% for 2007, 79.3% for 2006 and 76.9% for 2005.  The Commercial MBRs in 2007 and 2006 increased when compared to the prior year MBRs reflecting a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums.  Increases in per member health care costs in 2007 were due to increases across all medical categories, with larger increases in inpatient and outpatient costs than other categories.  Increases in per member health care costs in 2006 were due to increases across all medical cost categories, with larger increases in outpatient costs than other categories.

We had no significant development of prior period health care cost estimates that affected results of operations in 2007 or 2006.  Our incurred Commercial health care costs for 2005 reflect favorable development of prior period health care cost estimates of approximately $233 million, comprised of approximately $103 million related to a release of reserves associated with the New York Market Stabilization Pool as discussed below and $130 million related to favorable development of prior period health care cost estimates.  In 2005, after entering an agreement with the New York State Insurance Department, we released $103 million of reserves held for the New York Market Stabilization Pool no longer deemed necessary.  Additionally, as a result of an acceleration in claim submission times in 2004 that became evident in 2005, the estimated volume of claims incurred but not reported at December 31, 2004 was higher than we actually experienced.  Also, with the benefit of hindsight, our health care cost trend rate in 2004 was lower than we anticipated in determining our health care costs payable at December 31, 2004.  These factors became evident in 2005, resulting in approximately $130 million of favorable development of prior period health care estimates recognized in results of operations in 2005, which had the effect of lowering our Commercial MBR for 2005.  The calculation of Health Care Costs Payable is a critical accounting estimate (refer to Critical Accounting Estimates – Health Care Costs Payable beginning on page 18 for additional information).

Medicare results reflects growth in 2007 and 2006
Our Medicare Advantage contracts with the federal government are renewable for a one-year period on a calendar-year basis.  In 2006, we offered a Medicare Advantage option in all of the markets we served in 2005. We expanded into select additional markets in 2007 and now offer Medicare Advantage in 205 counties in 16 states and Washington, D.C.  Also, we were a national provider of PDP in 2007 and 2006. In 2007, we began offering PFFS in select markets for individuals and nationally for employer groups.  PFFS complements our PDP product, forming an integrated national fully insured Medicare product.  We intend to continue providing Medicare Advantage, PDP and PFFS products in 2008.

Medicare premiums increased approximately $811 million in 2007, compared to 2006, and increased approximately $783 million in 2006 compared to 2005.  The increase in 2007 primarily reflects the introduction of our new PFFS product, which was effective January 1, 2007, and increases in premiums due to higher membership levels in both our Medicare Advantage and PDP products, as well as premium rate increases by the Centers for Medicare & Medicaid Services (“CMS”).  The increase in 2006 reflects the introduction of our new PDP product, which was effective January 1, 2006, as well as increased premiums due to higher membership levels and CMS rate increases for our Medicare Advantage products.

Our Medicare MBRs were 86.8% for 2007, 85.2% for 2006 and 86.0% for 2005.  We had no significant development of prior period health care cost estimates that affected results of operations in 2007 or 2006, but Medicare health care costs for 2005 reflect favorable development of prior period health care cost estimates of approximately $17 million.  The increase in our Medicare MBR in 2007 compared to 2006 reflects a change in our product mix as a result of the introduction of PFFS as well as a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums.  The increases in our per member health care costs during 2007 were primarily due to increases in pharmaceutical costs.  The decrease in our Medicare MBR in 2006 compared to 2005 reflects a change in our product mix as a result of the introduction of PDP.

Other Sources of Revenue
Fees and other revenue for 2007 increased $188 million compared to 2006, reflecting growth in ASC membership and rate increases, as well as revenue from our recent acquisitions of Schaller Anderson, Incorporated (“Schaller Anderson”) and Goodhealth Worldwide (Bermuda) Limited (“Goodhealth”).  Fees and other revenue for 2006 increased $358 million compared to 2005, reflecting growth in ASC membership and ASC rate increases and other revenue from our HMS Healthcare, Inc. and Active Health Management, Inc. acquisitions in 2005.

Net investment income for 2007 increased $37 million compared to 2006, primarily reflecting higher average asset levels and higher average yields on debt securities.  Net investment income for 2006 increased $39 million compared to 2005, primarily reflecting higher average yields in our portfolio of debt securities.

Net realized capital losses of $34 million for 2007 were due primarily to other-than-temporary impairment of debt securities due to rising interest rates (refer to our discussion of Investments beginning on page 12 for additional information).

Membership
Health Care’s membership at December 31, 2007 and 2006 was as follows:

	2007				2006
(Thousands)	Insured	ASC	Total		Insured	ASC	Total
Medical:
Commercial	5,418	10,453	15,871		5,088	10,053	15,141
Medicare Advantage	193	-	193		123	-	123
Medicare Health Support Program (1)	-	14	14		-	17	17
Medicaid	138	637	775		22	130	152
Total Medical Membership	5,749	11,104	16,853	(2)	5,233	10,200	15,433

Consumer-Directed Health Plans (3)			994				676

Dental:
Commercial	5,199	7,269	12,468		5,057	7,205	12,262
Network Access (4)	-	938	938		-	1,210	1,210
Total Dental Membership	5,199	8,207	13,406		5,057	8,415	13,472
Pharmacy:
Commercial			9,634				9,161
Medicare PDP (stand-alone)			311				314
Medicare Advantage PDP			151				115
Total Pharmacy Benefit Management Services			10,096				9,590
Mail Order (5)			636				625
Total Pharmacy Membership			10,732				10,215
(1)	Represents members who participated in a CMS pilot program under which we provided disease and case management services to selected Medicare fee-for-service beneficiaries in exchange for a fee.
(2)
Includes approximately 600,000 Medicaid (112,000 Insured and 488,000 ASC) and 44,000 Commercial ASC members from the Schaller Anderson acquisition and approximately 58,000 Commercial members (1,000 Insured and 57,000 ASC) from the Goodhealth acquisition.

(3)	Represents members in consumer-directed health plans included in Commercial medical membership above.
(4)	Represents members in products that allow these members access to our dental provider network for a nominal fee.
(5)	Represents members who purchased medications through our mail order pharmacy operations during the fourth quarter of 2007 and 2006, respectively, and are included in pharmacy membership above.

Total medical membership at December 31, 2007 increased compared to 2006.  The increase in medical membership was primarily due to growth in our Commercial and Medicaid products.  Growth in Commercial membership was driven by membership growth within existing plan sponsors and new customers, net of lapses.  Growth in Medicaid membership was primarily due to our acquisition of Schaller Anderson in July 2007, leading to the expansion of our Medicaid plans.  Additionally, our Medicare Advantage membership increased during the same period predominantly due to the introduction of our new PFFS plans effective January 1, 2007.

Total dental membership at December 31, 2007 decreased compared to 2006 primarily due to the loss of a customer with network access to our dental providers, which resulted in a nominal impact on fees and other revenue.

Total pharmacy membership increased at December 31, 2007 compared to 2006 primarily due to growth in our pharmacy benefit management services.  Our pharmacy benefit management services growth was due in part to an increase in Commercial pharmacy membership reflecting strong cross selling success to existing medical plan customers.  Mail order operations reflected an increase in member utilization during this time period due to sales efforts as well as an increase in the preference by our members to use this form of delivery.

GROUP INSURANCE

Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic group term life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage.  Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.

Operating Summary

(Millions)	2007	2006	2005
Premiums:
Life	$1,201.4	$1,257.6	$1,329.1
Disability	478.8	401.5	379.7
Long-term care	93.8	102.8	94.9
Total premiums	1,774.0	1,761.9	1,803.7
Fees and other revenue	101.1	84.6	31.6
Net investment income	303.0	294.1	293.1
Net realized capital (losses) gains	(38.6)	11.5	13.4
Total revenue	2,139.5	2,152.1	2,141.8
Current and future benefits	1,619.2	1,646.8	1,708.0
Operating expenses:
Selling expenses	94.3	85.3	80.2
General and administrative expenses (1)	261.9	232.3	166.2
Total operating expenses	356.2	317.6	246.4
Amortization of other acquired intangible assets	6.9	5.2	-
Total benefits and expenses	1,982.3	1,969.6	1,954.4
Income before income taxes	157.2	182.5	187.4
Income taxes	36.8	48.6	51.0
Net income	$120.4	$133.9	$136.4
(1)	Includes salaries and related benefit expenses of $157.3 million in 2007, $132.8 million in 2006 and $106.6 million in 2005.

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2007	2006	2005
Net income	$120.4	$133.9	$136.4
Net realized capital losses (gains)	25.1	(7.4)	(8.7)
Acquisition-related software charge (1)	-	6.2	-
Operating earnings	$145.5	$132.7	$127.7
(1)
As a result of the acquisition of Broadspire Disability in 2006, we acquired certain software which eliminated the need for similar software we had been developing internally.  As a result, we ceased our own software development and impaired amounts previously capitalized, resulting in a $6.2 million ($8.3 million pretax) charge to net income, reflected in general and administrative expenses for 2006.  This charge does not reflect the underlying business performance of Group Insurance, and therefore, we have excluded it from operating earnings in 2006.

Operating earnings for 2007 increased $13 million when compared to 2006, reflecting a lower group benefit ratio and higher net investment income partially offset by higher general and administrative expenses.  Operating earnings for 2006 increased $5 million compared to 2005, reflecting higher fees and other revenue and a lower benefit cost ratio partially offset by higher general and administrative expenses.  The 2007 and 2006 growth in fees and other revenue and general and administrative expenses primarily related to the March 2006 acquisition of Broadspire Disability (refer to Note 3 of Notes to Consolidated Financial Statements on page 54).

Our group benefit ratios were 91.3% for 2007, 93.5% for 2006 and 94.7% for 2005.  The decrease in our group benefit ratio for 2007 was primarily due to a decrease in our life and disability group benefit ratios due to favorable experience.  The decrease in our group benefit ratio in 2006 was primarily due to a decrease in our disability benefit ratio due to favorable experience.

Net realized capital losses of $39 million for 2007 were due primarily to losses on other-than-temporary impairments of debt securities due to rising interest rates (refer to our discussion of Investments beginning on page 12 for additional information).

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2007	2006	2005
Premiums	$205.3	$194.1	$199.3
Net investment income	476.0	536.4	514.9
Other revenue	11.6	11.0	11.5
Net realized capital (losses) gains	(1.4)	11.6	8.3
Total revenue	691.5	753.1	734.0
Current and future benefits	628.9	672.2	656.5
General and administrative expenses (1)	15.3	17.0	18.1
Reduction of reserve for anticipated future losses on discontinued products	(64.3)	(115.4)	(66.7)
Total benefits and expenses	579.9	573.8	607.9
Income before income taxes	111.6	179.3	126.1
Income taxes	32.6	56.7	44.1
Net income	$79.0	$122.6	$82.0
(1)	Includes salaries and related benefit expenses of $11.6 million in 2007, $13.7 million in 2006 and $14.6 million in 2005.

	At December 31,
(Millions)	2007	2006
Assets under management: (1)
Fully guaranteed discontinued products	$4,225.1	$4,352.3
Experience-rated	4,554.3	4,752.7
Non-guaranteed (2)	15,376.2	14,857.0
Total assets under management	$24,155.6	$23,962.0
(1)	Excludes net unrealized capital gains of $143.4 million and $200.2 million at December 31, 2007 and 2006, respectively.
(2)
The increase in non-guaranteed assets under management in 2007 primarily reflects investment appreciation and additional deposits.  Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 45 for information on expected future reductions in these assets.

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2007	2006	2005
Net income	$79.0	$122.6	$82.0
Net realized capital losses (gains)	.9	(8.7)	(5.4)
Reduction of reserve for anticipated future losses on discontinued products (1)	(41.8)	(75.0)	(43.4)
Operating earnings	$38.1	$38.9	$33.2
(1)
In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly.  Changes in this reserve are recognized when deemed appropriate.  We reduced the reserve for anticipated future losses on discontinued products by $41.8 million ($64.3 million pretax) in 2007, $75.0 million ($115.4 million pretax) in 2006 and $43.4 million ($66.7 million pretax) in 2005.  We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more useful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited or charged to the reserve and do not affect our results of operations.

Operating earnings in 2006 increased $6 million compared to 2005.  The increase in operating earnings in 2006 reflects an increase in net investment income in continuing products primarily due to higher income from the receipt of mortgage loan equity participation income, higher yields and higher limited partnership income.  Large Case Pensions’ operating earnings are expected to decline in the future in keeping with the run-off nature of the business.

The reductions of the reserve for anticipated future losses on discontinued products in 2007, 2006 and 2005 were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.

General account assets supporting experience-rated products (where the contract holder, not us, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to contract holder or participant withdrawals.  For the years ended December 31, 2007, 2006 and 2005, experience-rated contract holder and participant-directed withdrawals were as follows:

(Millions)	2007	2006	2005
Scheduled contract maturities and benefit payments (1)	$353.6	$361.3	$379.6
Contract holder withdrawals other than scheduled contract maturities and benefit payments (2)	39.4	202.2	45.6
Participant-directed withdrawals (2)	6.0	16.9	18.4
(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2)
Approximately $534.9 million, $515.5 million and $674.4 million at December 31, 2007, 2006 and 2005, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments.  Further, approximately $118.7 million, $127.8 million and $312.4 million at December 31, 2007, 2006 and 2005, respectively, of experience-rated pension contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Discontinued Products
We discontinued the sale of our fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts) in 1993.  We established a reserve for anticipated future losses on these products based on the present value of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet our obligations under these products.

Results of operations of discontinued products, including net realized capital gains (losses), are credited (charged) to the reserve for anticipated future losses.  Our results of operations would be adversely affected to the extent that future losses on discontinued products are greater than anticipated and favorably affected to the extent future losses are less than anticipated.

The factors contributing to changes in the reserve for anticipated future losses are: operating income or loss (including investment income and mortality and retirement gains or losses) and realized capital gains or losses.  Operating income or loss is equal to revenue less expenses.  Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold and other-than-temporary impairments.  Mortality and retirement gains or losses reflect our experience related to SPAs.  A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected.  A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.

The results of discontinued products for the years ended December 31, 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Interest (deficit) margin (1)	$(11.7)	$6.3	$(12.1)
Net realized capital gains	17.5	25.1	14.3
Interest earned on receivable from continuing products	17.6	18.8	19.9
Other, net	16.0	9.7	9.2
Results of discontinued products, after tax	$39.4	$59.9	$31.3

Results of discontinued products, pretax	$45.6	$80.6	$39.1

Net realized capital (losses) gains from bond sales and other-than-temporary impairments,
after tax (included above)	$(10.2)	$14.7	$6.4
(1)	The interest (deficit) margin is the difference between earnings on invested assets and interest credited to the reserves.

The interest deficit for 2007 compared to the interest margin in 2006 was primarily due to lower net investment income.  The interest margin for 2006 compared to the interest deficit for 2005 was primarily due to higher limited partnership income in 2006.

Net realized capital gains for 2007 were due primarily to gains on the sale of real estate and net gains on the sale of debt securities partially offset by losses on other-than-temporary impairments of debt securities due to rising interest rates (refer to our discussion of Investments below for additional information).  Net realized capital gains for 2006 were due primarily to net gains on the sale of debt securities, real estate and equity securities partially offset by losses on the write-down of other investments and losses on futures contracts.  Net realized capital gains for 2005 reflect net gains on the sale of debt and equity securities as well as gains on futures contracts.

The activity in the reserve for anticipated future losses on discontinued products in 2007, 2006 and 2005 was as follows (pretax):

(Millions)	2007	2006	2005
Reserve for anticipated future losses on discontinued products, beginning of period	$1,061.1	$1,052.2	$1,079.8
Operating income	10.0	38.6	12.4
Net realized capital gains	27.0	38.6	22.0
Mortality and other	8.6	3.4	4.7
Tax benefits	9.9	43.7	-
Reserve reduction	(64.3)	(115.4)	(66.7)
Reserve for anticipated future losses on discontinued products, end of period	$1,052.3	$1,061.1	$1,052.2

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $64 million ($42 million after tax), $115 million ($75 million after tax) and $67 million ($43 million after tax) was released in 2007, 2006 and 2005, respectively.  The reserve releases were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The current reserve reflects management’s best estimate of anticipated future losses.

Refer to Note 20 of Notes to Consolidated Financial Statements beginning on page 78 for additional information on the assets and liabilities supporting discontinued products at December 31, 2007 and 2006 as well as a discussion of the reserve for anticipated future losses on discontinued products.

INVESTMENTS

At December 31, 2007 and 2006, our investment portfolio consisted of the following:

(Millions)	2007	2006
Debt and equity securities	$14,995.3	$14,938.0
Mortgage loans	1,512.6	1,588.2
Short-term and other investments	1,383.7	1,360.9
Total investments	$17,891.6	$17,887.1

Our investment portfolio has not experienced material losses from the sub-prime market.  We have evaluated the composition of our investment portfolio at December 31, 2007 and do not believe it has significant exposure to the sub-prime market.

The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by the contract holders and not by us (subject to, among other things, certain minimum guarantees).  Anticipated future losses associated with investments supporting discontinued fully guaranteed Large Case Pensions products are provided for in the reserve for anticipated future losses on discontinued products.

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 45 for additional information).  Our total investments supported the following products at December 31, 2007 and 2006:

(Millions)	2007	2006
Supporting experience-rated products	$1,854.9	$1,989.3
Supporting discontinued products	4,184.3	4,401.5
Supporting remaining products	11,852.4	11,496.3
Total investments	$17,891.6	$17,887.1

Debt and Equity Securities
The debt securities in our portfolio had an average quality rating of A+ at December 31, 2007 and 2006, with approximately $5.3 billion at both December 31, 2007 and 2006 rated AAA.  Total debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) at December 31, 2007 and 2006 were $791 million and $925 million, respectively (of which 24% at December 31, 2007 and 23% at December 31, 2006 supported our discontinued and experience-rated products).

We classify our debt and equity securities as available for sale, carrying them at fair value on our balance sheet.  Fair values are determined based on quoted market prices when available, market prices provided by a third party vendor (including matrix pricing) or dealer quotes.  Approximately $154 million and $192 million of our debt and equity securities at December 31, 2007 and 2006, respectively, are not actively traded.  For these securities we determine fair value using an internal analysis of each investment’s financial statements and cash flow projections.

At December 31, 2007 and 2006, our debt and equity securities had net unrealized gains of $209 million and $282 million, respectively, of which $145 million and $197 million, respectively, related to our experience-rated and discontinued products.  We had no material unrealized capital losses on individual debt or equity securities at December 31, 2007 or 2006.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 57 for details of net unrealized capital gains and losses by major security type, as well as details on our debt and equity securities with unrealized losses at December 31, 2007 and 2006.  We regularly review our debt and equity securities to determine if a decline in fair value below the carrying value is other-than-temporary.  If we determine a decline in fair value is other-than-temporary, the carrying amount of the security is written down, and the amount of the write down is included in our results of operations.  Accounting for other-than-temporary impairments of our investment securities is considered a critical accounting estimate.  Refer to Critical Accounting Estimates – Other-Than-Temporary Impairment of Investment Securities beginning on page 23 for additional information.

Net realized capital (losses) gains were ($74) million (($48) million after tax) in 2007, $32 million ($24 million after tax) in 2006 and $32 million ($21 million after tax) in 2005.  Included in net realized capital losses for 2007 were $125 million ($81 million after tax) of other-than-temporary impairment charges on debt securities that were in an unrealized loss position due to interest rate increases rather than unfavorable changes in the credit quality of such securities.  Since we could not positively assert our intention to hold such securities until recovery in value, these securities were written down to fair value in accordance with our accounting policy.  There were no significant investment write-downs from other-than-temporary impairments in 2006 or 2005.  We had no individually material realized capital losses on debt or equity securities that impacted our results of operations in 2007, 2006 or 2005.

Mortgage Loans
Our mortgage loan portfolio (which is primarily secured by commercial real estate) represented 8% and 9% of our total invested assets at December 31, 2007 and 2006, respectively.  In accordance with our accounting policies, there were no specific impairment reserves on these loans at December 31, 2007 or 2006.  Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements beginning on pages 45 and 57, respectively, for additional information.

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

On a quarterly basis, we review the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, results of operations and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices.  We determine the potential effect of interest rate risk on near-term net income, cash flow and fair value based on commonly used models.  The models project the impact of interest rate changes on a wide range of factors, including duration, prepayment, put options and call options.  We also estimate the impact on fair value based on the net present value of cash flows using a representative set of likely future interest rate scenarios.  The assumptions used were as follows:  an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, results of operations or cash flows as of December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
Generally, we meet our operating requirements by maintaining appropriate levels of liquidity in our investment portfolio and using overall cash flows from premiums, deposits and income received on investments. We monitor the duration of our portfolio of debt securities (which is highly marketable) and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities.  Overall cash flows are used primarily for claim and benefit payments, operating expenses and contract withdrawals.

Presented below is a condensed statement of cash flows for the years ended December 31, 2007, 2006 and 2005.  We present net cash flows used for operating activities of continuing operations and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities).  Refer to the Consolidated Statements of Cash Flows on page 44 for additional information.

(Millions)	2007	2006	2005
Cash flows from operating activities
Health Care and Group Insurance (including corporate interest)	$2,367.7	$1,917.6	$1,894.4
Large Case Pensions	(302.2)	(279.0)	(242.9)
Net cash provided by operating activities of continuing operations	2,065.5	1,638.6	1,651.5
Discontinued operations	-	49.7	68.8
Net cash provided by operating activities	2,065.5	1,688.3	1,720.3

Cash flows from investing activities
Health Care and Group Insurance	(1,391.5)	(931.3)	(1,009.3)
Large Case Pensions	353.7	378.0	299.2
Net cash used for investing activities	(1,037.8)	(553.3)	(710.1)

Net cash used for financing activities	(653.7)	(1,447.6)	(1,213.6)
Net increase (decrease) in cash and cash equivalents	$374.0	$(312.6)	$(203.4)

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.4 billion in 2007 and $1.9 billion in each of 2006 and 2005.  Included in these amounts were payments of approximately $45 million pretax in 2007 and $245 million pretax in each of 2006 and 2005 in voluntary contributions to our tax-qualified pension plan.  The cash flows from operating activities also reflect the receipt of approximately $50 million in 2006 and $69 million in 2005 resulting from the completion of certain Internal Revenue Service audits associated with businesses previously sold by our former parent company (refer to Note 21 of Notes to Consolidated Financial Statements on page 82 for additional information).  The cash flows provided by operating activities for 2005 also include payments of approximately $150 million pretax related to a prior year class action lawsuit settlement.

As discussed in Note 3 of Notes to Consolidated Financial Statements on page 54, during 2007 and 2006, we spent $613 million and $156 million on acquisitions we expect to enhance our existing product capabilities and future growth opportunities.  This use of cash was reported as cash flows used in investing activities.

Cash flows used for financing activities primarily reflect share repurchases partially offset by higher debt levels during 2007 compared to 2006, and 2006 compared to 2005.  Refer to Short and Long-Term Debt below for additional information.  During the period 2005 through 2007, we repurchased common stock under various repurchase programs authorized by our Board.  In 2007, we repurchased approximately 33 million shares of common stock at a cost of $1.7 billion.  In 2006, we repurchased approximately 60 million shares of common stock at a cost of $2.3 billion.  In 2005, we repurchased approximately 42 million shares of common stock at a cost of $1.7 billion.  At December 31, 2007, the capacity remaining under our Board–approved share repurchase program was approximately $902 million. The Board authorized an additional $750 million share repurchase program on February 29, 2008.

On September 28, 2007, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2007.  The dividend was paid on November 30, 2007.  While our Board reviews our common stock dividend annually, we currently intend to maintain an annual dividend of $.04 per common share.  Among the factors considered by our Board in determining the amount of the dividend are our results of operations and the capital requirements, growth and other characteristics of our businesses.

Short and Long-Term Debt
In December 2007, we issued $700 million of our senior notes and used the proceeds to repay commercial paper borrowings.  In June 2006, we issued $2 billion of our senior notes and used the proceeds to redeem the entire $700 million aggregate principal amount of our 8.5% senior notes due 2041, repay approximately $400 million of commercial paper borrowings and for general corporate purposes, including share repurchases.

We use short-term borrowings from time to time to address timing differences between cash receipts and disbursements.  Our committed short-term borrowing capacity consists of a $1 billion revolving credit facility which terminates in January 2012 and a one-year credit program for certain of our subsidiaries with a borrowing capacity of up to $45 million.  The $1 billion revolving credit facility also provides for the issuance of letters of credit at our request, up to $150 million, which count as usage of the available commitments under the facility.  The credit facility permits the aggregate commitments under the facility to be expanded to a maximum of $1.35 billion upon our agreement with one or more financial institutions.  The maximum amount of commercial paper that was outstanding during 2007 was approximately $767 million.

Our total debt to total capital ratio (total debt divided by the sum of shareholders’ equity plus total debt) was approximately 25% and 21% at December 31, 2007 and 2006, respectively.  We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.

Refer to Note 13 of Notes to Consolidated Financial Statements on page 69 for additional information on our short-term and long-term debt.

After-tax interest expense was $117 million for 2007, $96 million for 2006 and $80 million for 2005.  The increase in interest expense for 2007 compared to 2006 was related to higher overall average debt levels as a result of our issuance of senior notes in 2007 and 2006.  The increase in interest expense for 2006 compared to 2005 was related to higher overall average long-term debt levels as a result of our issuance of senior notes in 2006 and the sale of interest rate swap agreements in 2005.  Refer to Notes 13 and 15 of Notes to Consolidated Financial Statements beginning on pages 69 and 70, respectively, for additional information.

Other Common Stock Transactions
During each of 2006 and 2005, our common stock split two-for-one.  All share and per share amounts in this MD&A and the accompanying Consolidated Financial Statements and related notes have been adjusted to reflect both stock splits.  Refer to Note 1 of Notes to Consolidated Financial Statements on page 45 for additional information about these two stock splits.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders.  These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company.  The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any.  Under regulatory requirements, at December 31, 2007, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.7 billion in the aggregate.

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

Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future results of operations, financial condition or cash flows.  Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 57 and 73, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2007.

Contractual Obligations
The following table summarizes certain estimated future obligations by period at December 31, 2007, under our various contractual obligations.  The table below does not include future payments of claims to health care providers or pharmacies because certain terms are not determinable at December 31, 2007 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements).  We believe that funds from future operating cash flows, together with cash, investments and other funds available under our credit agreements or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.

(Millions)	2008	2009 - 2010	2011 - 2012	Thereafter	Total
Long-term debt obligations, including interest	$208.8	$413.1	$1,208.3	$4,828.2	$6,658.4
Operating lease obligations (1)	176.5	241.1	80.6	100.5	598.7
Purchase obligations	372.8	235.8	64.5	18.6	691.7
Other liabilities reflected on our balance sheet: (2)
Future policy benefits (3)	750.8	1,250.7	1,008.7	3,932.4	6,942.6
Unpaid claims (3)	619.9	385.4	262.0	537.1	1,804.4
Policyholders' funds (3) (4)	630.5	117.0	101.4	462.4	1,311.3
Other liabilities (5)	1,859.7	155.7	116.1	255.8	2,387.3
Total	$4,619.0	$2,798.8	$2,841.6	$10,135.0	$20,394.4
(1)	We did not have any material capital lease obligations at December 31, 2007.
(2)
Payments of other long-term liabilities exclude Separate Account liabilities of approximately $19.2 billion because these liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of our business.

(3)
Payments of future policy benefits, unpaid claims and policyholders’ funds exclude approximately $1.1 billion, $56 million and $187 million, respectively, of reserves for contracts subject to reinsurance, because the reinsurance carrier, not us, is responsible for cash flows.

(4)
Customer funds associated with group life and health contracts of approximately $358 million have been excluded from the table above because such funds may be used primarily at the customer’s discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined.  Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $38 million have been excluded from the table above.

(5)
Other liabilities in the table above include general expense accruals and other related payables and exclude the following:
• Employee-related benefit obligations of approximately $656 million including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements.  These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined.  However, other long-term liabilities include anticipated voluntary pension contributions to our tax-qualified defined pension plan of approximately $45 million in 2008 and expected benefit payments of approximately $505 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.
• Deferred gains of approximately $80 million related to prior cash payments which will be recognized in our earnings in the future in accordance with GAAP.
• Net unrealized capital gains of approximately $106 million supporting discontinued products.
• Minority interests of approximately $35 million consisting of subsidiaries less than 100% owned by us.  This amount does not represent future cash payments we will be required to make.

Ratings
As of February 28, 2008, the credit ratings of Aetna and Aetna Life Insurance Company (“ALIC”) from the respective nationally recognized statistical rating organizations (“Rating Agencies”) were as follows:
			Moody's Investors	Standard
	A.M. Best	Fitch	Service	& Poor's
Aetna (senior debt) (1)	bbb+	A-	A3	A-

Aetna (commercial paper)	AMB-2	F1	P-2	A-2

ALIC (financial strength) (1)	A	AA-	Aa3	A+
(1)	All rating agencies have stated the outlook of Aetna’s senior debt and ALIC’s financial strength is stable.

Solvency Regulation
The National Association of Insurance Commissioners (“NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC Ratio”).  The RBC Ratio is designed to reflect the risk profile of insurance companies.  Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases.  There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control.  At December 31, 2007, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action.  The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs.  Although not all states had adopted these rules at December 31, 2007, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules.  External rating agencies use their own RBC standards when they determine a company’s rating.

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

Health Care Costs Payable
Health care costs payable include estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”).  At December 31, 2007 and 2006, our IBNR reserves represented approximately 80% and 78%, respectively, of total health care costs payable.  The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments.  We develop our IBNR estimates using actuarial principles and assumptions that consider numerous factors.  Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions.  In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

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

Because claims incurred within three months prior to the financial statement date have less activity (i.e., a large portion of health care claims are not submitted to us and/or processed until after the end of the quarter in which services are rendered by providers to our members), estimates of the ultimate cost of claims incurred for these months are not based primarily on the historically derived completion factors.  Rather, the estimates for these months also reflect increased emphasis on the assumed health care cost trend rate, which may be influenced by seasonal patterns, and changes in membership and product mix.

Our health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services.  Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs.  The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs.  Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates, and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates.  For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors.  We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2007; however, actual claim payments may differ from our estimates.  A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2007 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances.  Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (i.e., our actual health care costs for the period were less than we estimated) or unfavorably.  The changes in our estimate of health care costs payable may relate to a prior fiscal quarter, prior fiscal year or earlier periods.  We also consider the results of these re-examinations when we determine our current year liabilities.  Because of the uncertainty involved in establishing estimates of health care costs payable each period, changes in prior period health care cost estimates may be offset by current period health care costs when we establish our estimate of current period health care costs.  Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable.  When significant decreases (increases) in prior periods’ health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates.  We had no significant amount of favorable (unfavorable) development of prior period health care cost estimates that affected our results of operations in 2007 or 2006 (refer to Health Care beginning on page 5 and Note 6 of Notes to Consolidated Financial Statements on page 55 for additional information).

During 2007 and 2006, we have observed an increase in our completion factors as a result of an increase in the speed of our claim submission and processing times.  After considering the claims paid in 2007 and 2006 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were approximately .5% and .7%, respectively, higher than previously estimated, resulting in a reduction of approximately $66 million in 2007 and $103 million in 2006 in health care costs payable that related to the prior year.  We have considered this continued increase in completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2007.  However, based on our historical claim experience, it is reasonably possible that our assumed completion factors may vary by plus or minus .50% from our assumed rates, which could impact health care costs payable by approximately $42 million pretax.

Also during 2007 and 2006, we observed that our health care cost trend rates for claims with dates of service three months or less before the financial statement date were slightly lower than previously estimated.  Specifically, after considering the claims paid in 2007 and 2006 with dates of service for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 4.5% and 3.2%, respectively, lower than previously estimated for claims associated with combined Commercial and Medicare IBNR, resulting in a reduction of approximately $111 million in 2007 and $91 million in 2006 in health care costs payable that related to the prior year.  The lower than anticipated health care cost trend rates we observed  in 2007 for claims incurred in 2006 were due to moderating outpatient and physician trends, and lower pharmacy trends.  The lower than anticipated health care cost trend rates we observed in 2006 for claims incurred in 2005 were due to moderating inpatient, outpatient and primary care physician service trends.  Historical health care cost trend rates are not necessarily representative of current trends.  Therefore, we consider historical trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current trend rates.  When establishing our reserves at December 31, 2007, we decreased our assumed health care cost trend rates to account for the lower than anticipated health care cost trend rates recently observed.  However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 4.0 percentage points from our assumed rates, which could impact health care costs payable by approximately $127 million pretax.

Health care costs payable as of December 31, 2007 and 2006 consisted of the following:

(Millions)	2007	2006
Commercial Risk	$1,881.8	$1,793.1
Medicare	227.9	128.7
Medicaid	67.7	5.7
Total health care costs payable	$2,177.4	$1,927.5

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future health care costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries.  Anticipated investment income is considered in the calculation of expected losses for certain contracts.  Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.  We did not have any material premium deficiency reserves for our Health Care business at December 31, 2007.

Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims related to our Group Insurance segment.  We refer to these liabilities as other insurance liabilities.  These liabilities relate to our life, disability and long-term care products.

Life and Disability
The liabilities for our life and disability products reflect benefit claims that have been reported to us but not yet paid, estimates of claims that have been incurred but not yet reported to us and future policy benefits earned under insurance contracts.  We develop these reserves and the related benefit expenses using actuarial principles and assumptions that consider, among other things, discount, recovery and mortality rates (each discussed below).  Completion factors are also evaluated when estimating our reserves for claims incurred but not yet reported for life products.  We also consider the benefit payments from the U.S. Social Security Administration for which our disability members may be eligible and which may offset our liability for disability claims (this is known as the Social Security offset).  Each period, we estimate these factors, to the extent relevant, based primarily on historical data, and use these estimates to determine the assumptions underlying our reserve calculations.  Given the extensive degree of judgment and uncertainty used in developing these estimates, it is possible that our estimates could develop either favorably or unfavorably.

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows.  The discount rate we select is a critical estimate, because higher discount rates result in lower reserves.  We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves.  If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary.  Our discount rates for life and disability reserves at December 31, 2007 increased by .06% and .12%, respectively, when compared to the rates used at December 31, 2006, and the rates at December 31, 2006 decreased by .22% and .01%, respectively, when compared to the rates used at December 31, 2005.  The discount rates we selected for disability and life reserves at December 31, 2007 were higher than the rates we selected in the previous year as a result of increasing investment yields on the portfolio of assets supporting these reserves.  The discount rates we selected for disability and life reserves at December 31, 2006 were lower than the rates we selected in the previous year as a result of declining investment yields on the portfolio of assets supporting these reserves.  Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus .25% from year to year.  A .25% decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $13 million pretax for 2007.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member.  Benefit payments may also be affected by a change in employment status of a disabled member, for example if the member returns to work on a part-time basis.   Estimating the recovery and mortality rates of our members is complex.  Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member’s disability when developing these assumptions.  For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments.  For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments.  We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates.  Claim reserves for our disability and life claims are sensitive to these assumptions.  Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than one percent during the course of a year.  A one percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $5 million pretax for 2007.  When establishing our reserves at December 31, 2007, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors.   The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors.  If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments.  At December 31, 2007, we held approximately $233 million in reserves for life claims incurred but not yet reported to us.

Long-term Care
We establish a reserve for future policy benefits for our long-term care products at the time each policy is issued based on the present value of estimated future benefit payments less the present value of estimated future premiums.  In establishing this reserve, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us.  We estimate the future policy benefits reserve for long-term care products using these assumptions and actuarial principles.  For long-duration insurance contracts, we use our original assumptions throughout the life of the policy and do not subsequently modify them unless we deem the reserves to be inadequate.  A portion of our reserves for long-term care products also reflect our estimates relating to future payments to members currently receiving benefits.  These reserves are estimated primarily using recovery and mortality rates, as described above.

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries.  Anticipated investment income is considered in the calculation of expected losses for certain contracts.  Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.  We did not have any material premium deficiency reserves for our Group Insurance business at December 31, 2007.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period.  Since 1993, we have made several adjustments to reduce this reserve that have increased our net income.  These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products.  In 2007, 2006 and 2005, $64 million ($42 million after tax), $115 million ($75 million after tax) and $67 million ($43 million after tax), respectively, of reserves were released for these reasons.  There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income.  Future adjustments could negatively impact our operating results.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets.  Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value.  Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to a periodic impairment test.  For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies.  These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings.  If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension (“pension”) and other postretirement benefit (“OPEB”) plans.  Refer to Note 12 of Notes to Consolidated Financial Statements beginning on page 62 for additional information.  Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate.  We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (currently December 31).  A change in any of our assumptions would have an effect on our pension and OPEB plan costs.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns.  Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on pension plan assets assumption of 8.5% for 2007 and 2006 and an expected return on OPEB plan assets assumption of 5.5% for 2007 and 5.7% for 2006.  Our expected return on pension plan assets is based on asset range allocations assumptions of 55% – 75% U.S. and international public and private equity securities, 10% – 30% fixed income securities and 5% – 25% real estate and other assets.  We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate.  At December 31, 2007, our actual asset allocations were consistent with our asset allocation assumptions.  A one-percentage point increase/decrease in our expected return on plan assets assumption would decrease/increase our annual pension costs by approximately $38 million after tax and would decrease/increase our annual OPEB costs by approximately $.5 million after tax.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date.  The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds (that is, bonds with a rating of Aa or better from Moody’s Investors Service or a rating of AA or better from Standard and Poor’s).  We project the benefits expected to be paid from each plan at each point in the future based on each participant’s current service (but reflecting expected future pay increases).  These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve.  A lower discount rate increases the present value of benefit obligations and increases costs.  In 2007, we increased our assumed discount rate to 6.56% and 6.35% for our pension and OPEB plans, respectively, up from 5.98% and 5.85%, respectively, at the previous measurement date in 2006.  A one-percentage point decrease in the assumed discount rate would increase our annual pension costs by approximately $37 million after tax and would have a negligible effect on our annual OPEB costs.

At December 31, 2007, the pension and OPEB plans had aggregate actuarial losses of $609 million.  These losses are primarily due to increases in plan liabilities attributable to lower than expected interest rates from 2000 to 2005.  The accumulated actuarial loss is amortized over the remaining service life of pension plan participants (estimated at 9.6 years at December 31, 2007) and the expected life of OPEB plan participants (estimated at up to 16.2 years at December 31, 2007) to the extent the loss is outside of a corridor established in accordance with GAAP.  The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation.  At December 31, 2007, $100 million of the actuarial loss was outside of the corridor, resulting in amortization of approximately $6 million after tax in our 2008 pension and OPEB expense.

Our expected return on plan assets and discount rate discussed above will not affect the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974 (“ERISA”).  We will not have a minimum funding requirement for our pension and OPEB plans in 2008.  However, we currently intend to make a voluntary pension contribution of approximately $45 million in 2008.

Other-Than-Temporary Impairment of Investment Securities
We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary.  If a decline in fair value is considered other-than-temporary, the cost basis/carrying amount of the security is written down, and the amount of the write-down is included in our results of operations.  This analysis requires significant diligence and involves judgment.  We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with the guidance of FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable & Equities Securities.”

Among the factors considered in evaluating whether a decline is other-than-temporary, we consider whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole, the prospects for realizing the carrying value of the security based on the investment’s current and short-term prospects for recovery and other factors.  For unrealized losses deemed to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine if sufficient market recovery can occur within a reasonable period of time and whether we have the intent and ability to hold the investment until market recovery, which may be until maturity.  In such a case, an other-than-temporary impairment is not recognized.  Securities in an unrealized loss position for which we believe the decline is a result of the quality of the security or the credit-worthiness of the issuer, or which we do not have the intent and ability to hold until recovery in value, are considered other-than-temporarily impaired, and we write down their carrying value to fair value.

In determining our ability to hold a security until full recovery of value, we consider the following factors, among others:
•	forecasted recovery period, based on our internal credit analysts’ expectations, as well as research performed by external rating agencies;
•	whether the expected investment return is sufficient relative to other funding sources; and
•	our projected cash flow and capital requirements.

We have the ability and intent to hold the securities that were in an unrealized loss position at December 31, 2007 until such securities recover in value.

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

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 45, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive federal, state, local and international regulation in the jurisdictions in which we do business.  The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change.  Further we must obtain and maintain regulatory approvals to market many of our products.  Supervisory agencies, including state health, insurance and managed care departments and state boards of pharmacy, have broad authority to:

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

The federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or could materially impact various aspects of the health care system.  For example, proposals that would address the issues of affordability and availability of health insurance, including ways to reduce the number of uninsured, are currently pending in many states and have been advanced by a number of presidential candidates.  The proposals vary, and include individual insurance requirements, the expansion of eligibility under existing Medicaid programs, minimum medical benefit ratios for health plans, mandatory issuance of insurance coverage and requiring health plans and insurers to set premiums based only on age and home address.  While certain of these measures would adversely affect us, at this time we cannot predict the extent of this impact.

Health Care Regulation

General
The federal and state governments have adopted laws and regulations that govern our business activities in various ways.  These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us.  Areas of governmental regulation include:
•	Licensure
•	Policy forms, including plan design and disclosures
•	Premium rates and rating methodologies
•	Medical benefit ratios
•	Underwriting rules and procedures

•	Benefit mandates
•	Market conduct
•	Utilization review activities
•	Payment of claims, including timeliness and accuracy of payment
•	Member rights and responsibilities
•	Sales and marketing activities
•	Quality assurance procedures
•	Disclosure of medical and other information
•	In network and out-of-network provider rates of payment
•	General assessments
•	Provider contract forms
•	Pharmacy and pharmacy benefit management operations
•	Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk pooling mechanism
•	Delegation of risk and other financial arrangements
•	Producer licensing and compensation
•	Financial condition (including reserves) and
•	Corporate governance.

These laws and regulations are different in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations.  To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate.  The time necessary to obtain such a certificate varies from state to state.  Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business.  In addition, health insurers and HMOs are subject to state examination and periodic license renewal.  These laws also restrict the ability of our regulated subsidiaries to pay dividends.  In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related regulations and licensure requirements.  These regulations differ from state to state, but may contain network, contracting, product and rate, financial and reporting requirements.  There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information and covered benefits and services.

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals.  These laws and regulations vary by state.  In general, they apply to certain business segments and limit our ability to set prices or renew business, or both, based on specific characteristics of the group or the group’s prior claim experience.  In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing, including by specifying minimum medical benefit ratios or requiring us to issue policies at specific prices to certain members.

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

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) generally requires insurers and other carriers that cover small employer groups in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits.  HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals.  The law further limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame.  HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions.  For example, certain states have modified HIPAA’s definition of a small group (2-50 employees) to include groups of one employee.

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

HIPAA Administrative Simplification and Privacy; Gramm-Leach-Bliley Act
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

Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (for example, health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits).  HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers.  We have met all applicable Administrative Simplification requirements to date.  We are required to comply with provider identifier rules by May 2008.

The HIPAA privacy regulations adopted by HHS established limits on the use and disclosure of medical records and other individually identifiable health information by Covered Entities.  In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used.  The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, and complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations.  HHS has also adopted security regulations designed to protect member health information from unauthorized use or disclosure.

In addition, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party.  In addition to health insurance, the GLBA regulations apply to life and disability insurance.  Like HIPAA, this law sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.  GLBA also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits businesses.

Legislative and Regulatory Initiatives
There has been a continuing trend of increased legislative activity concerning health care reform and regulation at both the federal and state levels.  For example, Massachusetts has enacted comprehensive reform, including an individual health coverage mandate.  A number of other state legislatures, including California, Connecticut, Illinois, Ohio and Pennsylvania, recently contemplated but have not enacted significant reform of their health insurance markets.  Other states are expected to consider these types of reforms as well as more modest reforms aimed at expanding Medicaid and SCHIP eligibility.  These proposals include provisions affecting both public programs and privately-financed health insurance arrangements.  Broadly stated, these proposals attempt to increase the number of insured by expanding eligibility for Medicaid and other public programs and compelling individuals and employers to purchase health insurance coverage.  At the same time, these proposals would reform the underwriting and marketing practices of health plans, for example by placing restrictions on pricing and mandating minimum medical benefit ratios.

Legislation, regulation and initiatives relating to this continuing trend include among other things, the following:
•
Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

•
Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers.  These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.

•	Reducing government funding of government-sponsored health programs in which we participate.

•	Mandating minimum medical benefit ratios or otherwise restricting health plans’ profitability.

•	Extending malpractice and other liability exposure for decisions made by health plans.

•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (for example, infertility treatment and experimental pharmaceuticals).

•	Mandating expanded employer and consumer disclosures and notices.

•	Regulating e-connectivity.

•	Mandating health insurance access and/or affordability.

•	Mandating or regulating the disclosure of provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of provider outcome and/or efficiency information.

•	Imposing substantial penalties for our failure to pay claims within specified time periods.

•	Imposing payment levels for services rendered to our members by providers who do not have contracts with us.

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.

•	Restricting health plan claim processing, review, payment and related procedures.

•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.

•	Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs.

•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.

•	Creating a single payer system where the government oversees or manages the provision of health care coverage.

•	Imposing requirements and restrictions on consumer-driven health plans and/or health savings accounts.
•	Restricting the ability of health plans to establish member financial responsibility.

•
Regulating the individual coverage market by restricting or mandating premium levels, restricting our underwriting discretion or restricting our ability to rescind coverage based on a member’s misrepresentations or omissions.

•	Requiring employers to provide health care coverage for their employees.

•	Requiring individuals to purchase health care coverage.

It is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums or other measures, the increased costs of mandated benefits, assessments or other increased costs.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability.  Among other issues, federal and state courts continue to consider cases addressing the pre-emptive effect of ERISA on state laws.  In general, limitations to this pre-emption have the effect of increasing our costs, liability exposures, or both.  The legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

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

Medicare
Our Medicare products are regulated by CMS. CMS has the right to audit our performance to determine compliance with CMS contracts and regulations and the quality of care being given to Medicare beneficiaries.  The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex and subject to change.  Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicare compliance efforts will continue to require significant resources.

As a result of funding and other reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”):
•	In 2005, 2006, 2007 and 2008 we elected to expand our participation in the Medicare Advantage program in selected markets;
•
In September 2005, we began participating in a three year CMS-sponsored pilot program in the Chicago, Illinois metropolitan area to provide disease management and case management services to members in the Medicare fee-for-service program;

•	In January 2006, we began offering PDP products in all 34 CMS designated regions; and
•	In 2007, we began to offer PFFS plans in select markets for individuals and PFFS plans for employer groups that can cover retirees nationwide.

This expansion of the Medicare markets we serve and Medicare products we offer increases our exposure to changes in government policy with respect to and/or regulation of the Medicare programs in which we participate, including changes in the amounts payable to us under those programs.  Although it is not possible to predict the longer term adequacy of payments we receive under these programs and there are economic and political pressures to reduce spending on these programs, we currently believe that the payments we receive are adequate to justify our continued participation in these programs.

Going forward, we expect the U.S. Congress to closely scrutinize each component of the Medicare program (including PDP) and possibly seek to limit the private insurers’ role.  For example, the federal government may seek to negotiate drug prices for the PDP, a function we currently perform as a PDP sponsor.  It is not possible to predict the outcome of this Congressional oversight or any legislative activity, either of which could adversely affect us.

Medicaid
In 2007, we substantially increased our Medicaid product offerings through our acquisition of Schaller Anderson.  As a result, we also increased our exposure to changes in government policy with respect to and/or regulation of the various Medicaid programs in which we participate, including the amounts payable to us under those programs.  Medicaid premiums are paid by each state and differ from state to state.  The federal government and the states in which we have Medicaid business are presently considering proposals and legislation that would implement certain Medicaid reforms or redesigns, including changes to reimbursement or payment levels or eligibility criteria.  Future levels of Medicaid funding and premium rates may be affected by continuing government efforts to contain health care costs and may be further affected by state and federal budgetary constraints.  In addition, our Medicaid contracts with states are subject to cancellation by the state after a short notice period without cause or in the event of insufficient state funding.  Our Medicaid products are also regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations.  In addition, our Medicaid products and State Children’s Health Insurance Program contracts are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services provided to Medicaid enrollees, payment for those services and other aspects of these programs.  The regulations and contractual requirements applicable to us and other participants in Medicaid programs are complex and subject to change.  Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicaid compliance efforts will continue to require significant resources.

HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as the Company under holding company statutes.  These laws may require us and our subsidiaries to maintain certain levels of equity.  Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states’ insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations.  In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions.  For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to Note 16 of Notes to Consolidated Financial Statements on page 72.

The holding company laws for the states of domicile of Aetna and certain of its subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval.  Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as our parent company, Aetna Inc.) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would control the insurance holding company.  Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Audits and Investigations; Fraud and Abuse Laws

We typically have been and are currently involved in various governmental investigations, audits and reviews.  These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, U.S. Congressional committees, the U.S. Department of Justice and U.S. Attorneys.  Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including the loss of licensure or exclusion from participation in government programs. Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 74 for more information.

Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority.  Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights.  Companies involved in public health care programs such as Medicare and Medicaid are often the subject of fraud and abuse investigations.  The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change.  Although we believe our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

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

Regulation of Pharmacy Benefit Management Operation
Our pharmacy benefit management (“PBM”) operation is regulated directly and indirectly at the federal and state levels.  These laws and regulations govern, and proposed legislation may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers, drug utilization management practices, the level of duty a PBM owes its customers and registration or licensing of PBMs.  Failure to comply with these laws or regulations could have a material effect on our PBM operation and/or operating results.

International Regulation
Certain of our Health Care operations are conducted in foreign countries.  These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various privacy, insurance, tax, tariff and trade laws and regulations, as well as corporate, employment, intellectual property and investment laws and regulations.

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

Certain information contained in this MD&A is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules.  This information includes, but is not limited to: the Outlook for 2008 beginning on page 3 and Risk Management and Market-Sensitive Instruments on page 14.  In addition, throughout this MD&A, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

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

Risk Factors
You should carefully consider each of the following risks and all of the other information set forth in this MD&A or elsewhere in our Annual Report or our Annual Report on Form 10-K.  These risks and other factors may affect forward-looking statements, including those we make in this MD&A or elsewhere, such as in news releases or investor or analyst calls, meetings or presentations.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.  Any of these risks or uncertainties could cause our actual results to differ materially from our expectations and the expected results discussed in our forward-looking statements.  You should not consider past results to be an indication of future performance.

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
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative and regulatory changes and marketing practices.  In addition, our customers generally, and our larger customers particularly, are well informed and organized and have significant flexibility in moving between us and our competitors.  These factors require us to differentiate our products and services by anticipating changes in customer preferences and delivering products and services that demonstrate value to our customers.  Failure to anticipate changes in customer preferences or deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our ability to forecast and detect medical cost trends and achieve appropriate pricing affects our profitability.
Premium revenues from our Insured Health Care products comprised approximately 78% of our total consolidated revenues for the year ended December 31, 2007.  We continue to be vigilant in our pricing and have generally increased our premium rates for Insured business that prices or reprices in 2008.  Our health care premiums are generally fixed for one-year periods.  Accordingly, future cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the contract year through higher premiums.  As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period.  Those forecasts typically are made several months before the fixed premium period begins and are dependent on our ability to anticipate and detect medical cost trends.  There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events over which we have no control.  Relatively small differences between predicted and actual health care costs as a percentage of premium revenues can result in significant changes in our results of operations.  If the rate of increase in our health care or other benefit costs in 2008 were to exceed the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our operating results would be adversely affected.

Our ability to manage health care costs affects our profitability.
Our profitability depends in large part on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs.  The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs.  Changes in health care practices, general economic conditions such as inflation and employment levels, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan’s control and may adversely affect our ability to manage health care costs, our operating results and our financial condition.

Our business success and profitability depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; we have several significant multiyear strategic information technology projects in process.
Our businesses depend in large part on our information and other technology systems to adequately price our products and services, estimate our health care costs payable, process claims and interact with providers, employer plan sponsors and members, and we have many different information systems supporting our businesses.  Our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers.   Our success therefore is dependent in large part on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes in a cost and resource efficient manner, including through technology outsourcing, within the context of a limited budget of human resources and capital.  Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain.  We also need to develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer demands.  We have several significant multiyear strategic information technology projects in process.  System development and other information technology projects are long-term in nature and may take longer and cost more than we expect to complete and may not deliver the benefits we project once they are complete.  If we do not effectively and efficiently manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

We must continue to provide quality service to our customers that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery and customer case installation) that meet or exceed our customers’ expectations.  Failure to provide service that meets our customers’ expectations, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which may adversely affect our operating results.

In order to remain competitive, we must further integrate our businesses and processes; significant acquisitions and/or our ability to manage multiple multi-year strategic projects could make this integration more challenging; we expect to continue to pursue acquisitions.
Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors.  This integration task may be made more complex by significant acquisitions and multi-year strategic projects.  For example, as a result of our acquisition activities, we have acquired a number of information technology systems that we must effectively and efficiently consolidate with our own systems.  Our strategy includes effectively investing our capital in appropriate acquisitions, strategic projects and current operations in addition to share repurchases.

Our strategic projects include, among other things, addressing rising health care costs, achieving profitable membership growth, further improving the efficiency of our operations, managing certain significant technology projects, further improving relations with health care providers, negotiating contract changes with customers and providers, and implementing other business process improvements.  The future performance of our businesses will depend in large part on our ability to design and implement these initiatives, some of which will occur over several years.  If these initiatives result in increased health care costs or do not achieve their objectives, our operating results could be adversely affected.

We have completed a number of acquisitions over the last several years, and we expect to continue to pursue acquisitions as part of our growth strategy.  In addition to integration risks, some additional risks we face with respect to acquisitions include:

•	The acquired business may not perform as projected;
•	We may assume liabilities that we do not anticipate, including those that were not disclosed to us;
•
We may be unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, which could result in substantial costs or delays or other operational or financial problems;

•	Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;
•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
•	We may incur additional debt related to future acquisitions; and
•	We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies.

We face risks from industry and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry may affect our business model.  Those factors include, among others, the rapid evolution of the business model, shifts in public policy, consumerism, pricing actions by competitors, competitor and supplier consolidation and a shrinking number of commercially insured people.  We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries.  For example, the GLBA gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors with significant financial resources in the insurance and health benefits fields.  If we are unable to anticipate, detect and deploy meaningful responses to these external factors, our business and operating results may be adversely affected.

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
It is not possible to predict with certainty or eliminate the impact of fundamental public policy changes that could adversely affect us.  Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health care industry or reducing the funding available for Medicare or Medicaid programs.  Legislative proposals that would significantly reform the health care system are currently pending in many states and have been advanced by a number of candidates running for president in 2008.  Our operating results could be adversely affected by such changes even if we correctly predict their occurrence.  For more information on these matters, refer to Regulatory Environment – Legislative and Regulatory Initiatives beginning on page 26.

We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid programs and subject to retroactive adjustments to certain premiums.
We are increasing our focus on the non-Commercial part of our Health Care segment as part of our business diversification efforts.  In government-funded health programs such as Medicare and Medicaid, our revenues are dependent on annual funding from the federal government and/or applicable state governments, and state governments have the right to cancel their contracts with us on short notice if funds are not available.  Funding for these programs is dependent on many factors outside our control, including general economic conditions at the federal or applicable state level and general political issues and priorities.  Our government customers also determine the premium levels and other aspects of these programs that affect the number of persons eligible or enrolled in these programs and our administrative and health care costs under these programs.  In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and similar conditions may exist in the future.  For example, if a government customer reduces the premium levels or increases premiums by less than our costs increase and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected.  In addition, premiums for certain federal government employee groups, Medicare members and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments, and during 2008 we will bear more risk with respect to our Medicare PDP members’ use of prescription drugs.  Any such adjustments could materially adversely affect our business and results of operations.

Loss of membership or failure to achieve profitable membership growth and diversify geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our results of operations.
Competitive factors (including our customers’ flexibility in moving between us and our competitors) and ongoing changes in the health benefits industry create pressure to contain premium price increases despite being faced with increasing health care costs.  Our customer contracts are subject to negotiation as customers seek to contain their benefit costs, and customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs.  Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care costs.  Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing.  Our membership is also concentrated in certain geographic areas, and increased competition in those geographic areas could therefore have a disproportionate adverse effect on our operating results.  Among other factors, we compete on the basis of overall cost, plan design, customer service, quality and sufficiency of medical provider networks and quality of medical management programs.  In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers due to soft general economic conditions, especially in the geographies where our membership is concentrated.  Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our revenue and operating results.

Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement could also materially adversely affect our business and profitability.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities.  The laws and regulations governing our operations change frequently and generally are designed to benefit and protect members and providers rather than our investors.  The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products and changes in the interpretation and/or enforcement of existing laws and regulations.  We must monitor these changes and timely implement any revisions to our business processes that these changes require.  At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could adversely affect our health operations and/or operating results including:

•	Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, including mandating minimum medical benefit ratios,
•	Affecting premium rates,
•	Reducing our ability to manage health care costs,
•	Increasing health care costs and operating expenses,
•	Increasing our exposure to lawsuits and other adverse legal proceedings,
•	Regulating levels and permitted lines of business,

•	Restricting our ability to underwrite and operate our individual health business,
•	Imposing financial assessments, and/or
•	Regulating business practices.

For example, decisions by health plans to rescind coverage and decline payment to treating providers after a member has received medical services have generated public attention, particularly in California.  As a result, there has been both legislative and regulatory action in connection with this issue.  On October 14, 2007, the governor of California signed legislation that, effective January 1, 2008, required us and other health plans and insurers, under certain defined circumstances, to pay providers for services they have rendered despite the rescission of the member’s policy.  On October 23, 2007, the California Department of Managed Health Care (“DMHC”) and the California Department of Insurance (the “California DOI”) announced that they would be issuing joint regulations that would restrict the ability of health plans and insurers, including us, to rescind a member’s coverage and deny payment to treating providers.  The DMHC has issued draft proposed regulations, and the California DOI is expected to do so as well in the near future.

In addition, our Medicare, Medicaid and specialty and mail order pharmacy products are more highly regulated than our Commercial products.

There continues to be a heightened review by federal and state regulators of the health care insurance industry’s business and reporting practices, including utilization management, payment of providers with whom the payor does not have contracts and other claim payment practices, as well as heightened review of the general insurance industry’s brokerage practices.  As one of the largest national health insurers, we are regularly the subject of regulatory market conduct and other reviews, audits and investigations by state insurance and health and welfare departments and attorneys general, CMS, the Office of the Inspector General, the Office of Personnel Management, the U.S. Department of Justice and U.S. Attorneys.  Several such reviews, audits and investigations currently are pending, some of which may be resolved during 2008.  These regulatory reviews, audits and investigations could result in changes to or clarifications of our business practices, and also could result in significant or material fines, penalties, civil liabilities, criminal liabilities or other sanctions, including exclusion from participation in government programs.  Our business also may be adversely impacted by judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

For more information regarding these matters, refer to Regulatory Environment beginning on page 24 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 74.

Our products providing pharmacy benefit management services face regulatory and other risks and uncertainties associated with the pharmacy benefits management industry that may differ from the risks of our core business of providing managed care and health insurance products.
The following are some of the PBM and pharmacy related risks that could have a material adverse effect on our business, financial condition or results of operations:

•	federal and state anti-kickback and other laws that govern our PBM and mail order and specialty mail order pharmacies’ relationship with pharmaceutical manufacturers, customers and consumers.
•
compliance requirements for PBM fiduciaries under ERISA, including compliance with fiduciary obligations under ERISA in connection with the development and implementation of items such as drug formularies and preferred drug listings.

•
a number of federal and state legislative proposals are being considered that could adversely affect a variety of pharmacy benefit industry practices, including without limitation the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of formularies, and legislation imposing additional rights to access to drugs for individuals enrolled in health care benefits plans.

•	the application of federal, state and local laws and regulations to the operation of our mail order pharmacy and mail order specialty pharmacy products.
•	the risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing errors.

The failure to adhere to the laws and regulations that apply to our PBM and/or pharmacies’ products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, financial condition and results of operations.

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.
Failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We face risks related to litigation.
We are growing by expanding into certain segments and subsegments of the health care marketplace.  Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and labor customers who are not subject to ERISA’s limits on state law remedies.  In addition, we have entered product lines in which we previously did not participate, including Insured Medicaid, Medicaid plan management, international managing general underwriting, Medicare PDP, mail order pharmacy, specialty pharmacy and ActiveHealth.  These products may subject us to regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and may increase the risks we face from litigation, regulatory reviews, audits and investigations and other adverse legal proceedings.  For example, our Medicaid products are more highly regulated than our Commercial products, and we are dispensing medications at our mail order and specialty pharmacies directly to members.  In addition to the risks of purported dispensing and other operational errors, failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our pharmacy subsidiaries to civil and criminal penalties.

In addition, we are party to a number of lawsuits, certain of which are purported to be class actions.  The majority of these cases relate to the conduct of our health care operations and allege various violations of law.  Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices.  We may also be subject to additional litigation and other adverse legal proceedings in the future.  Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings.  For example, we made certain changes to our business practices in connection with the settlement in 2003 of a large provider class action that we must continue to implement effectively.  Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 74 for more information.

We would be adversely affected if we fail to adequately protect member health related and other sensitive information.
The use and disclosure of personal health and other sensitive information is regulated at the federal, state and international levels, and we collect, process and maintain large amounts of personal health and financial information and other sensitive data about our members in the ordinary course of our business.  Our business therefore depends substantially on our members’ and customers’ willingness to entrust us with their health related and other sensitive information.  Events that negatively affect that trust, including failing to maintain appropriate safeguards to keep sensitive information secure, whether as a result of our action or inaction or that of one of our vendors, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We would be adversely affected if we do not effectively deploy our capital.
Our operations have generated significant capital in recent periods, and we have the ability to raise additional capital.  In deploying our capital to fund our investments in operations (including information technology and other strategic projects), share repurchases, potential acquisitions or other capital uses, we would be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.

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

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and third party brokers, consultants and agents.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business.  The independent brokers, consultants and agents generally are not dedicated to us and may frequently also recommend and/or market health care products of our competitors, and we must compete intensely for their services and allegiance.  Our sales would be adversely affected if we are unable to attract or retain sales personnel or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels.

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
Our profitability is dependent in part upon our ability to contract competitively while maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health benefits providers.  That ability is affected by the rates we pay providers for services rendered to our members, our business practices and processes and our provider payment and other provider relations practices, as well as factors not associated with us that impact these providers.  The sufficiency and quality of our networks of available providers is also an important factor when customers consider our products and services.  Our contracts with providers generally may be terminated by either party without cause on short notice.  The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership, higher health care costs, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us.  In those cases, we do not have a pre-established understanding with the provider about the amount of compensation that is due to the provider for services rendered to our members.  In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms.  In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us.  For example, we are currently involved in litigation with non-participating providers that is described in more detail in “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 74.

Our reputation is one of our most important assets; negative public perception of the health benefits industry, or of the industry’s or our practices, can adversely affect our profitability.
The health benefits industry is subject to negative publicity, which can arise either from actual or perceived shortfalls regarding the industry’s or our own business practices and/or products.  The risk of negative publicity is particularly high in an election year.  This risk may be increased as we offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, part time and hourly workers and those eligible for Medicaid, beyond those in which we traditionally have operated.  Negative publicity may further increase our costs of doing business and adversely affect our profitability by:

•	Adversely affecting the Aetna brand particularly;
•	Adversely affecting our ability to market and sell our products and/or services;
•	Requiring us to change our products and/or services; and/or
•	Increasing the regulatory and legislative requirements with which we must comply.

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
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid.  We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs.  Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience.  A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members.  As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends.  A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2007 would cause these estimates to change in the near term, and such a change could be material.  Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our results of operations.  Refer to our discussion of Critical Accounting Estimates – Health Care Costs Payable beginning on page 18 for more information.

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

Epidemics, pandemics, terrorist attack, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity, although we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically.  Such events could adversely affect our business and operating results, and in the event of extreme circumstances, our financial condition or viability.  Other than obtaining insurance coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us.  In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care (including behavioral health) and disability costs depending on the government’s actions and the responsiveness of public health agencies and other insurers.  In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events.  We could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our results of operations.

General market conditions affect our investments in debt and equity securities, mortgage loans and other investments and our income on those investments.
As an insurer, we have substantial investment portfolios of assets that support our policy liabilities.  The investment income we earn from our investment portfolios is largely driven by the level of interest rates in the U.S., and to a lesser extent the overseas, financial markets.  Generally speaking, lower interest rates, such as those experienced in the U.S. financial markets in late 2007 and early 2008, will reduce our investment income.  Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, a failure to adequately do so could adversely affect our results of operations and our financial condition.  Financial market conditions also affect our capital gains or losses from investments.

We outsource and obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
Although we take steps to monitor and regulate the performance of independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control.  In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential health benefits provider network disruptions, and in some cases cause us to incur duplicative claims expense.  Certain legislative authorities have in recent years also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs.  We also could become overly dependent on key vendors, which could cause us to lose core competencies if not properly monitored.

Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have pension plans that cover a large number of current employees and retirees.  Unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:
•	Health benefits provider fraud that is not prevented or detected and impacts our medical costs or those of our self-insured customers;
•	Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons;
•	A significant failure of internal control over financial reporting;
•	Failure to protect our proprietary information; and
•	Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization.

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2007	2006	2005	2004	2003
Revenue	$27,599.6	$25,145.7	$22,491.9	$19,904.1	$17,976.4
Income from continuing operations	1,831.0	1,685.6	1,573.3	1,124.8	892.9
Net income	1,831.0	1,701.7	1,573.3	2,154.8	892.9
Net realized capital (losses) gains, net of tax	(47.9)	24.1	21.1	45.9	42.0
Assets	50,724.7	47,626.4	44,433.3	42,214.1	41,018.2
Short-term debt	130.7	45.0	-	-	-
Long-term debt	3,138.5	2,442.3	1,605.7	1,609.7	1,613.7
Shareholders' equity	10,038.4	9,145.1	10,188.7	9,161.8	7,992.0

Per common share data:
Dividends declared	$.04	$.04	$.02	$.01	$.01
Income from continuing operations:
Basic	3.60	3.09	2.72	1.86	1.46
Diluted	3.47	2.96	2.60	1.79	1.41
Net income:
Basic	3.60	3.12	2.72	3.56	1.46
Diluted	3.47	2.99	2.60	3.43	1.41

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2007	2006	2005
Revenue:
Health care premiums	$21,500.1	$19,153.5	$16,924.7
Other premiums	1,979.3	1,956.0	2,003.0
Fees and other revenue *	3,044.0	2,839.3	2,428.9
Net investment income	1,149.9	1,164.7	1,103.0
Net realized capital (losses) gains	(73.7)	32.2	32.3
Total revenue	27,599.6	25,145.7	22,491.9
Benefits and expenses:
Health care costs **	17,294.8	15,301.0	13,107.9
Current and future benefits	2,248.1	2,319.0	2,364.5
Operating expenses:
Selling expenses	1,060.9	952.7	843.5
General and administrative expenses	3,985.5	3,867.9	3,609.2
Total operating expenses	5,046.4	4,820.6	4,452.7
Interest expense	180.6	148.3	122.8
Amortization of other acquired intangible assets	97.6	85.6	57.4
Reduction of reserve for anticipated future losses on discontinued products	(64.3)	(115.4)	(66.7)
Total benefits and expenses	24,803.2	22,559.1	20,038.6
Income from continuing operations before income taxes	2,796.4	2,586.6	2,453.3
Income taxes	965.4	901.0	880.0
Income from continuing operations	1,831.0	1,685.6	1,573.3
Discontinued operations, net of tax (Note 21)	-	16.1	-
Net income	$1,831.0	$1,701.7	$1,573.3

Earnings per common share:
Basic:
Income from continuing operations	$3.60	$3.09	$2.72
Discontinued operations, net of tax	-	.03	-
Net income	$3.60	$3.12	$2.72

Diluted:
Income from continuing operations	$3.47	$2.96	$2.60
Discontinued operations, net of tax	-	.03	-
Net income	$3.47	$2.99	$2.60

*   Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $51.9 million,
     $38.0 million and $21.3 million (net of pharmaceutical and processing costs of $1.4 billion, $1.4 billion and $884.5 million) for 2007, 2006 and 2005, respectively.

** Health care costs have been reduced by fully insured member co-payments related to our mail order and specialty pharmacy operations of $102.0 million, $96.2 million and $78.5 million for 2007, 2006 and 2005, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	At December 31,
(Millions)	2007	2006
Assets
Current assets:
Cash and cash equivalents	$1,254.0	$880.0
Investments	851.5	1,008.0
Premiums receivable, net	479.8	363.1
Other receivables, net	589.1	530.1
Accrued investment income	189.2	183.1
Collateral received under securities loan agreements	1,142.4	1,054.3
Deferred income taxes	321.7	293.2
Other current assets	460.7	326.3
Total current assets	5,288.4	4,638.1
Long-term investments	17,040.1	16,879.1
Reinsurance recoverables	1,093.2	1,107.4
Goodwill	5,059.0	4,603.6
Other acquired intangible assets, net	780.4	691.6
Property and equipment, net	364.0	283.6
Deferred income taxes	-	170.0
Other long-term assets	1,850.2	1,049.1
Separate Accounts assets	19,249.4	18,203.9
Total assets	$50,724.7	$47,626.4

Liabilities and shareholders' equity
Current liabilities:
Health care costs payable	$2,177.4	$1,927.5
Future policy benefits	763.8	786.0
Unpaid claims	625.9	598.3
Unearned premiums	198.4	185.6
Policyholders' funds	668.2	567.6
Collateral payable under securities loan agreements	1,142.4	1,054.3
Short-term debt	130.7	45.0
Income taxes payable	5.9	42.6
Accrued expenses and other current liabilities	1,962.0	1,896.1
Total current liabilities	7,674.7	7,103.0
Future policy benefits	7,253.2	7,463.7
Unpaid claims	1,234.1	1,174.6
Policyholders' funds	1,225.7	1,296.4
Long-term debt	3,138.5	2,442.3
Income taxes payable	13.0	-
Deferred income taxes	146.4	-
Other long-term liabilities	751.3	797.4
Separate Accounts liabilities	19,249.4	18,203.9
Total liabilities	40,686.3	38,481.3
Commitments and contingencies (Note 18)
Shareholders' equity:
Common stock and additional paid-in capital ($.01 par value; 2.8 billion shares authorized;
496.3 million and 516.0 million shares issued and outstanding in 2007 and 2006, respectively)	188.8	366.2
Retained earnings	10,138.0	9,404.6
Accumulated other comprehensive loss	(288.4)	(625.7)
Total shareholders' equity	10,038.4	9,145.1
Total liabilities and shareholders' equity	$50,724.7	$47,626.4

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		Common
	Number of	Stock and		Accumulated
	Common	Additional		Other	Total
	Shares	Paid-in	Retained	Comprehensive	Shareholders'	Comprehensive
(Millions)	Outstanding	Capital	Earnings	(Loss) Income	Equity	Income
Balance at December 31, 2004	586.0	$3,541.5	$6,161.8	$(541.5)	$9,161.8
Comprehensive income:
Net income	-	-	1,573.3	-	1,573.3	$1,573.3
Other comprehensive income (Note 10):
Net unrealized losses on securities	-	-	-	(141.6)	(141.6)
Net foreign currency gains	-	-	-	.7	.7
Net derivative losses	-	-	-	(.3)	(.3)
Pension liability adjustment	-	-	-	733.0	733.0
Other comprehensive income	-	-	-	591.8	591.8	591.8
Total comprehensive income						$2,165.1
Common shares issued for benefit plans,
including tax benefit	22.3	542.3	-	-	542.3
Repurchases of common shares	(41.8)	(1,669.1)	-	-	(1,669.1)
Dividends declared ($.02 per share)	-	-	(11.4)	-	(11.4)

Balance at December 31, 2005	566.5	2,414.7	7,723.7	50.3	10,188.7
Comprehensive income:
Net income	-	-	1,701.7	-	1,701.7	$1,701.7
Other comprehensive loss (Note 10):
Net unrealized losses on securities	-	-	-	(37.6)	(37.6)
Net foreign currency losses	-	-	-	(.4)	(.4)
Net derivative gains	-	-	-	8.7	8.7
Pension liability adjustment	-	-	-	5.7	5.7
Other comprehensive loss	-	-	-	(23.6)	(23.6)	(23.6)
Total comprehensive income						$1,678.1
Adjustment to initially recognize the funded
status of pension and OPEB plans (Note 2)	-	-	-	(652.4)	(652.4)
Common shares issued for benefit plans,
including tax benefit	9.8	281.5	-	-	281.5
Repurchases of common shares	(60.3)	(2,330.0)	-	-	(2,330.0)
Dividends declared ($.04 per share)	-	-	(20.8)	-	(20.8)

Balance at December 31, 2006	516.0	366.2	9,404.6	(625.7)	9,145.1
Cumulative effect of new accounting
standards (Note 2)	-	-	(1.0)	113.9	112.9
Beginning balance at January 1, 2007,
as adjusted	516.0	366.2	9,403.6	(511.8)	9,258.0
Comprehensive income:
Net income	-	-	1,831.0	-	1,831.0	$1,831.0
Other comprehensive income (Note 10):
Net unrealized losses on securities	-	-	-	(13.2)	(13.2)
Net foreign currency gains	-	-	-	3.6	3.6
Net derivative losses	-	-	-	(15.8)	(15.8)
Pension and OPEB plans	-	-	-	248.8	248.8
Other comprehensive income	-	-	-	223.4	223.4	223.4
Total comprehensive income						$2,054.4
Common shares issued for benefit plans,
including tax benefit	13.5	415.0	-	-	415.0
Repurchases of common shares	(33.2)	(592.4)	(1,076.6)	-	(1,669.0)
Dividends declared ($.04 per share)	-	-	(20.0)	-	(20.0)
Balance at December 31, 2007	496.3	$188.8	$10,138.0	$(288.4)	$10,038.4

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2007	2006	2005
Cash flows from operating activities:
Net income	$1,831.0	$1,701.7	$1,573.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	321.5	270.4	204.4
Stock-based compensation expense	89.4	73.7	94.1
Equity in earnings of affiliates, net	(88.3)	(102.2)	(44.2)
Net realized capital losses (gains)	73.7	(32.2)	(32.3)
Amortization of net investment premium	3.6	18.7	22.6
Physician class action settlement insurance-related charge	-	72.4	-
Discontinued operations	-	(16.1)	-
Changes in assets and liabilities:
Accrued investment income	(6.1)	1.8	13.7
Premiums due and other receivables	(91.7)	(61.2)	(95.6)
Income taxes	28.8	29.9	390.5
Other assets and other liabilities	(119.0)	(205.7)	(251.6)
Health care and insurance liabilities	23.8	(106.1)	(223.7)
Other, net	(1.2)	(6.5)	.3
Net cash provided by operating activities of continuing operations	2,065.5	1,638.6	1,651.5
Discontinued operations (Note 21)	-	49.7	68.8
Net cash provided by operating activities	2,065.5	1,688.3	1,720.3

Cash flows from investing activities:
Proceeds from sales and maturities of investments	10,577.0	11,837.6	11,907.6
Cost of investments	(10,642.2)	(11,939.5)	(11,238.5)
Increase in property, equipment and software	(400.4)	(290.5)	(271.6)
Cash used for acquisitions, net of cash acquired	(572.2)	(160.9)	(1,107.6)
Net cash used for investing activities	(1,037.8)	(553.3)	(710.1)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of issuance costs	663.9	1,978.9	-
Net issuance of short-term debt	85.5	45.0	-
Repayment of long-term debt	-	(1,150.0)	-
Deposits and interest credited for investment contracts	9.7	28.2	41.6
Withdrawals of investment contracts	(21.2)	(211.8)	(54.5)
Common shares issued under benefit plans	170.8	115.8	271.3
Stock-based compensation tax benefits	153.2	89.6	173.1
Common shares repurchased	(1,695.6)	(2,322.5)	(1,650.0)
Dividends paid to shareholders	(20.0)	(20.8)	(11.4)
Other, net	-	-	16.3
Net cash used for financing activities	(653.7)	(1,447.6)	(1,213.6)

Net increase (decrease) in cash and cash equivalents	374.0	(312.6)	(203.4)
Cash and cash equivalents, beginning of period	880.0	1,192.6	1,396.0
Cash and cash equivalents, end of period	$1,254.0	$880.0	$1,192.6

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.	Organization

Our operations are conducted in the following three business segments:

•
Health Care consists of medical, pharmacy benefits management, dental and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk).  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs).  We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.

•
Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic group term life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage.  Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products (refer to Note 20 beginning on page 78 for additional information).

Our three business segments are distinct businesses that offer different products and services.  Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels.  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 beginning on page 45.  We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and certain other items) (refer to Note 19 beginning on page 76 for segment financial information).

In 2005 and 2006, Aetna’s Board of Directors (the “Board”) declared two-for-one splits of our common stock, each of which was effected in the form of a 100% common stock dividend.  All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect these two stock splits for all periods presented.  In connection with the stock splits, the Board approved two amendments to our Articles of Incorporation.  The amendments increased the number of our authorized common shares to 1.5 billion shares effective March 11, 2005 and to 2.9 billion shares effective February 17, 2006.  These increases are in the same proportion that the shares distributed in the stock dividend increased the number of issued common shares.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control.  All significant intercompany balances have been eliminated in consolidation.

Reclassifications
Certain reclassifications have been made to the 2006 financial information to conform with the 2007 presentation.  These reclassifications include a reclassification of $13.7 billion of certain debt securities to long-term investments that were previously reported in current investments at December 31, 2006.  The reclassifications resulted from a change in the accounting method by which debt securities are classified on our balance sheets, which previously did not consider contractual maturities and classified most available for sale debt securities as current assets.  At December 31, 2007, we changed our accounting method by which debt securities are classified as current or long-term investments based on their contractual maturities, unless we intend to sell an investment within the next twelve months, in which case it is classified as current. We believe this method is a preferable accounting method as it better reflects when cash will be realized and is more consistent with how we manage the investment portfolio given the duration of the liabilities that the investments support.  At December 31, 2007, $13.7 billion of debt securities were reclassified to long-term, substantially all of which were reclassified due to this change in accounting method.  Also in connection with this reclassification, current deferred tax assets of $48.8 million and $112.5 million at December 31, 2007 and 2006, respectively, have been reclassified to long-term.  With this change in accounting method, there have been no changes in our investment management policies or practices, including the methodology used to value investments, recognize investment income or our process for assessing the impairment of investment securities.

New Accounting Standards
Pensions and Other Postretirement Benefit Plans – Measurement Date Change
Effective December 31, 2006, we adopted certain provisions of Statement of Financial Accounting Standards (“FAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” that required the recognition of an asset or liability for each of our pension and other postretirement benefit (“OPEB”) plans equal to the difference between the fair value of plan assets and the plan’s benefit obligation as of the latest measurement date, which we refer to as the plan’s funded status.  Pursuant to FAS 158, the unrecognized net actuarial gains (losses) and unrecognized prior service cost of our plans, which represent the difference between the plan’s funded status and its existing balance sheet position, were recognized, net of tax, as a component of accumulated other comprehensive income.

FAS 158 also requires the measurement of the funded status of pension and OPEB plans to occur at the end of our fiscal year, which is December 31. This represents a change for us; we previously used September 30 as our measurement date, as permitted under GAAP.  We adopted this provision of FAS 158 in 2007.  The effect of adopting the measurement date provisions of FAS 158 on the opening balances of retained earnings and accumulated other comprehensive income is illustrated in the table on page 47 under the caption Cumulative Effect of New Accounting Standards in 2007.

Uncertain Tax Positions
Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.”  FIN 48 defines criteria that must be evaluated before a tax position is recognized in the financial statements.  FIN 48 requires, among other things, an assessment of whether the position is more likely than not of being sustained upon examination by taxing authorities.  Additionally, FIN 48 provides guidance on measurement, derecognition, classification, interest and penalties, interim period accounting, disclosures and transition.

As illustrated in the table on page 47 under the caption Cumulative Effect of New Accounting Standards in 2007, the adoption of FIN 48 resulted in a cumulative effect adjustment to the opening balance of retained earnings at January 1, 2007 of $5 million.  This adjustment represented our estimate of interest (after tax) on certain previously recognized tax benefits of $111 million that were considered uncertain tax positions in accordance with FIN 48, as the timing of these deductions was subject to examination by taxing authorities.  During 2007, we settled these uncertain tax positions with taxing authorities.  Refer to Note 11 beginning on page 61 for additional information on our uncertain tax positions.

Certain Financial Instruments
In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments,” which clarifies when certain financial instruments and features of financial instruments must be treated as derivatives and reported on the balance sheet at fair value with changes in fair value reported in net income.  Also, in January 2007, the FASB released FAS 133 Implementation Issue B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests In Prepayable Financial Assets” (“DIG B40”).  DIG B40 provides a narrow exception to the provisions of FAS 155 specific to financial instruments that contain embedded derivatives related to underlying prepayable financial assets.  The adoption of FAS 155 on January 1, 2007 did not affect our financial position or results of operations.

Cumulative Effect of New Accounting Standards in 2007
As described above, effective January 1, 2007, we adopted the measurement date provisions of FAS 158 and the provisions of FIN 48, which resulted in the cumulative effect on our shareholders’ equity illustrated below:

(Millions, after tax)	Retained Earnings	Accumulated Other Comprehensive Loss
Balance at December 31, 2006	$9,404.6	$(625.7)
Effect of changing measurement date of pension and OPEB plans pursuant to FAS 158:
Transition net periodic benefit income, net of tax:
Amortization of net actuarial losses	(9.0)	9.0
Amortization of prior service cost	(.2)	.2
Other components of net periodic benefit income	13.6	-
Unrecognized actuarial gains arising due to change in measurement date	-	104.7
Net effect of changing measurement date of pension and OPEB plans	4.4	113.9
Cumulative effect of FIN 48	(5.4)	-
Cumulative effect of new accounting standards in 2007	(1.0)	113.9
Beginning balance at January 1, 2007, as adjusted	$9,403.6	$(511.8)

Future Application of Accounting Standards
Fair Value Measurements
In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 does not require new fair value measurements.  In February 2008, the FASB released FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of FAS 157 for nonfinancial assets and liabilities until January 2009.  For financial assets and liabilities, FAS 157 became effective on January 1, 2008. We do not expect the adoption of FAS 157 to have a material impact on our financial position or results of operations.

Business Combinations and Noncontrolling Interests
In December 2007, the FASB released FAS 141R, “Business Combinations” and FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.”  Both standards will be effective for transactions that occur after January 1, 2009.

FAS 141R applies to all business combinations and will require the acquiring entity to recognize the assets and liabilities acquired at their respective fair value.  This standard changes the accounting for business combinations in several areas.  Some of these changes will result in increased volatility in our results of operations and financial position.  For example, transaction costs, which are currently capitalized in a business combination, will be expensed as incurred.  Additionally, pre-acquisition contingencies (such as in-process lawsuits acquired) and contingent consideration (such as additional consideration contingent on specified events in the future) will be recorded at fair value at the acquisition date, with subsequent changes in fair value reflected in our results of operations.  Under current accounting guidance, adjustments to these contingencies are reflected in the allocation of purchase price if they occur within a certain period of time from the acquisition date.

FAS 160 amends previous guidance and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (often otherwise referred to as minority interests) and for deconsolidation of the subsidiary.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes.  We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of investment securities and revenue recognition.  We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used.  Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and other debt securities with a maturity of three months or less when purchased.  The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities.  Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current (refer to Reclassifications on page 46 for more information on our change in accounting method for debt securities in 2007).  We have classified our debt and equity securities as available for sale and carry them at fair value.  Refer to Note 15 beginning on page 70 for additional information on how we estimate the fair value of our debt and equity securities.  The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.  We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. If a decline in fair value is considered other-than-temporary, the carrying amount of the security is written down to fair value through our results of operations.  We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

We engage in securities lending by lending certain debt and equity securities from our investment portfolio to other institutions for short periods of time.  We require collateral from borrowers, primarily cash in the amount of 102% to 105% of the fair value of the loaned security.  The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates.  The collateral is retained and invested by a lending agent according to our guidelines to generate additional income for us.

Mortgage Loans
We carry the value of our mortgage loan investments on our balance sheet at the unpaid principal balance, net of impairment reserves.  A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan.  For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio.  We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt.  Interest income on an impaired loan is accrued to the extent we deem it collectable and the loan continues to perform under its original or restructured terms.  Interest income on problem loans is recognized on a cash basis.  Cash payments on loans in the process of foreclosure are treated as a return of principal.  Mortgage loans with a maturity date or a committed prepayment date of less than one year from the balance sheet date are reported in current assets on our balance sheets.

Other Investments
Other investments consist primarily of equity securities subject to restrictions on disposition, alternative investments (which are comprised of private equity and hedge fund limited partnerships) restricted assets and investment real estate.  Restricted assets consist of debt securities on deposit as required by regulatory authorities.  Alternative investments are accounted for under the equity method unless we control the entity, in which case we consolidate the entity.  We invest in real estate for the production of income.  We carry the value of our investment real estate on our balance sheet at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value.  Depreciation is calculated using the straight-line method based on the estimated useful life of each asset.  If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs.  We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information.  At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.

Derivative Instruments
We make limited use of derivatives in order to manage interest rate, foreign exchange and price risk.  The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps and warrants.  Derivatives are reflected at fair value on our balance sheets.  The fair value of derivatives is based on quoted market prices, dealer quotes or internal price estimates believed to be comparable to dealer quotes.

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

Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Health Care’s and Group Insurance’s liabilities and Large Case Pensions’ products (other than experience-rated and discontinued products) are reflected in our results of operations.  Realized capital gains and losses are determined on a specific identification basis.  Unrealized capital gains and losses are reflected in shareholders’ equity, net of tax, as a component of accumulated other comprehensive income.  We reflect purchases and sales of debt and equity securities on the trade date.  We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum guarantees provided by us.  The effect of investment performance is allocated to contract holders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact our results of operations (as long as minimum guarantees are not triggered).  Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds in our balance sheets.  Net investment income supporting Large Case Pensions’ experience-rated products is included in net investment income in our statements of income and is credited to contract holders in current and future benefits.

When we discontinued the sale of our fully guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these products and segregated the related investments.  These investments are managed as a separate portfolio.  Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact our results of operations.  Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in our balance sheets.  Refer to Note 20 beginning on page 78 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts.  Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured.  Failure of reinsurers to indemnify us could result in losses, however we do not expect charges for unrecoverable reinsurance to have a material effect on our results of operations or financial position.  We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers.  At December 31, 2007, our reinsurance recoverables consisted primarily of amounts due from third parties that maintain independent agency ratings that are consistent with those companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 on page 72 for additional information).  We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas that we participate in state-mandated health insurance pools.  We did not have material premiums ceded to or assumed from other insurance companies in 2007, 2006 or 2005.

Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill.  If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill with the carrying amount of that goodwill to measure the amount of goodwill impairment, if any.  Our reporting units with goodwill are our Health Care and Group Insurance segments.  Impairments, if any, would be classified as an operating expense.  During the fourth quarter of 2007, 2006 and 2005, we performed annual impairment tests, in conjunction with our annual planning process, and determined there were no impairment losses related to goodwill.

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

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization.  At December 31, 2007 and 2006, the historical cost of property and equipment was approximately $983 million and $898 million, respectively, and the related accumulated depreciation was approximately $619 million and $614 million, respectively.  We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable.  If we determine that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition.  If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds its fair value.

Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk.  These assets and liabilities are carried at fair value.  Investment income and capital gains and losses accrue directly to such contract holders.  The assets of each account are legally segregated and are not subject to claims arising from our other businesses.  Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income or cash flows.  Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

In 1996, we entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) under which mortgage loan and real estate Separate Account assets would transition out of our business.   A majority of this transition is expected to occur prior to the end of the first quarter of 2008.  The impact of this transition will be a reduction of Separate Account assets and corresponding liabilities as shown in our balance sheets.  While the value of these Separate Account assets was approximately $13.1 billion at December 31, 2007, their value at the time of transition cannot be predicted.  This transition will not impact our shareholders’ equity, results of operations or cash flows.

Health Care and Other Insurance Liabilities
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s POS, PPO, HMO, indemnity, Medicare and Medicaid products.  Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date.  Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements.  Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, medical cost trends, historical utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors.  We reflect changes in estimates in health care costs in our results of operations in the period they are determined.  Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the medical services provided to the member.  Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business.  Reserves for limited payment contracts are computed in accordance with GAAP, with consideration given to actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience.  Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in both 2007 and 2006.  We periodically review mortality assumptions against both industry standards and our experience.  Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums.  Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2007 and 2006.  Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for claims incurred but not yet reported to us as of the balance sheet date.  Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from government programs (e.g., social security).  We develop our reserves for claims incurred but not yet reported to us using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors.  We discount certain claim liabilities related to group long-term disability and premium waiver contracts.  The discounted unpaid claim liabilities were $1.5 billion and $1.4 billion at December 31, 2007 and 2006, respectively.  The undiscounted value of these unpaid claim liabilities was $2.4 billion and $2.1 billion at December 31, 2007 and 2006, respectively.  The discount rates generally reflect our expected investment returns for the investments supporting these liabilities and ranged from 6.0% to 6.2% in 2007 and 6.0% to 6.1% in 2006.  The discount rates for retrospectively-rated contracts are set at contractually specified levels.  Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses.  Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments.  In 2007, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and interest rates for group life and health contracts ranged from 1.5% to 4.9%.  In 2006, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and interest rates for group life and health contracts ranged from 1.0% to 4.5%.  Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We review health care and insurance liabilities periodically. We reflect any necessary adjustments during the current period in results of operations.  While the ultimate amount of claims and related expenses are dependent on future developments, it is our management’s opinion that the liabilities that have been established are adequate to cover such costs.  The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities in our balance sheets.

Health Care Contract Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice.  Acquisition costs related to our prepaid health care and health indemnity contracts are expensed as incurred.

Premium Deficiency Reserves
We evaluate our health care and group insurance contracts to determine if it is probable that a loss will be incurred.  We would recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts.  Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts.  For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.  We did not have any material premium deficiency reserves at December 31, 2007 or 2006.

Revenue Recognition
Health care premiums associated with our prepaid and other health care plans are recognized as income in the month in which the enrollee is entitled to receive health care services.  Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts.  Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage.  Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received.  Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $76 million and $90 million at December 31, 2007 and 2006, respectively, and is reflected as a reduction of premiums receivable in our balance sheets.  The balance of the allowance for uncollectable accounts on other receivables was $78 million and $66 million at December 31, 2007 and 2006, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience.  Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claims processing and member services for health and disability members and are recognized as revenue over the period the service is provided.  Some of our contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range.  With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved.  We accrue for any such exposure upon occurrence.

In addition, fees and other revenue includes charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business.  Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue.  When annuities with life contingencies are purchased under contracts that were initially investment contracts, the accumulated balance related to the purchase is treated as a single premium and reflected as an offsetting amount in both other premiums and current and future benefits in our statements of income.  Fees and other revenue also includes co-payments and ASC plan sponsor reimbursements related to our mail order and specialty pharmacies, network access fees and other fees charged for health care data analytics.

Accounting for the Medicare Part D Prescription Drug Program (“PDP”)
On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law.  The Act expanded Medicare, primarily by adding a voluntary prescription drug benefit for Medicare eligible individuals beginning in 2006.  We were selected by the Centers for Medicare & Medicaid Services (“CMS”) to be a national provider of PDP in all 50 states to both individuals and employer groups in 2006 and 2007 and again in 2008.  Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk sharing arrangement to limit our exposure to unexpected expenses.

We recognize premiums received from, or on behalf of, members or CMS and capitated fees as premium revenue ratably over the contract period. We expense the cost of covered prescription drugs as incurred.  Costs associated with low-income Medicare beneficiaries (deductible, coinsurance, etc.) and the catastrophic drug costs paid in advance by CMS are recorded as a liability and offset health care costs when incurred.  For individual PDP coverage, the risk sharing arrangement provides a risk corridor whereby the target amount (what we received in premiums from members and CMS based on our annual bid amount less administrative expenses) is compared to our actual drug costs incurred during the contract year.  Based on the risk corridor provision and PDP activity to date, an estimated risk sharing receivable or payable is recorded on a quarterly basis as an adjustment to premium revenue.  We perform a reconciliation of the final risk sharing, low-income subsidy and catastrophic amounts after the end of each contract year.

Allocation of Operating Expenses
We allocate to the business segments centrally incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied).  Interest expense on third-party borrowings is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments.  Such amounts are reflected in Corporate Interest in our segment financial information.  (Refer to Note 19 beginning on page 76 for additional information.)

Income Taxes
We are taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items.  We recognize deferred income tax assets and liabilities for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws.  Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized.  Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year.  Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible.  Penalties and interest on our tax positions are classified as a component of our income tax provision.

3.	Acquisitions

During 2007 and 2006, we spent approximately $613 million and $156 million, respectively, on the following transactions, which we believe will enhance our existing product capabilities and future growth opportunities.  All acquisitions were funded with available cash.

•
Broadspire Disability operates as a third party administrator, offering absence management services, including short and long-term disability administration and leave management, to employers.  We acquired Broadspire Disability from Broadspire Services, Inc. and Broadspire Management Services, Inc. for approximately $156 million in March 2006.

•
Schaller Anderson, Incorporated (“Schaller Anderson”) is a leading provider of health care management services for Medicaid plans that we acquired in July 2007 for approximately $535 million.  The goodwill associated with this acquisition is subject to adjustment upon completion of a purchase accounting valuation.

•
Goodhealth Worldwide (Bermuda) Limited (“Goodhealth”) is a leading managing general underwriter (or underwriting agent) for international private medical insurance that offers expatriate benefits to individuals, small and medium-sized enterprises, and large multinational clients around the world.  We acquired Goodhealth in October 2007 for approximately $78 million.  The intangible assets and goodwill associated with this acquisition are subject to adjustment upon completion of a purchase accounting valuation.

We recorded goodwill related to these transactions of approximately $455 million and $99 million in 2007 and 2006, respectively, of which approximately $104 million related to our acquisition of Broadspire Disability is expected to be fully deductible for tax purposes and was assigned to our Group Insurance segment.  All other goodwill recorded in 2007 and 2006 was assigned to our Health Care segment.  Refer to Note 7 on page 56 for additional information.

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

The computations for basic and diluted EPS from continuing operations for 2007, 2006 and 2005 were as follows:

(Millions, except per common share data)	2007	2006	2005
Income from continuing operations	$1,831.0	$1,685.6	$1,573.3
Weighted average shares used to compute basic EPS	509.2	546.2	579.0
Dilutive effect of outstanding stock-based compensation awards (1)	17.8	22.9	27.0
Weighted average shares used to compute diluted EPS	527.0	569.1	606.0
Basic EPS	$3.60	$3.09	$2.72
Diluted EPS	$3.47	$2.96	$2.60
(1)
Approximately 2.6 million stock appreciation rights (“SARs”) (with exercise prices ranging from $44.22 to $59.76) and 5.3 million SARs (with exercise prices ranging from $38.43 to $52.11) were not included in the calculation of diluted earnings per common share for 2007 and 2006, respectively, because their exercise prices were greater than the average market price during each period.

5.	Operating Expenses

For 2007, 2006 and 2005, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2007	2006		2005
Selling expenses	$1,060.9	$952.7		$843.5
General and administrative expenses:
Salaries and related benefits	2,343.6	2,305.3	(1)	2,247.2
Other general and administrative expenses	1,641.9	1,562.6	(2)	1,362.0
Total general and administrative expenses	3,985.5	3,867.9		3,609.2
Total operating expenses	$5,046.4	$4,820.6		$4,452.7
(1)
Salaries and related benefits for 2006 include a severance charge of $27.1 million related to ongoing initiatives to streamline our organization, align our resources and reduce general and administrative expenses.

(2)
Other general and administrative expenses for 2006 includes the following charges: a physician class action settlement insurance-related charge of $72.4 million pretax; a debt refinancing charge of $12.4 million pretax and an acquisition-related software charge of $8.3 million pretax.  Refer to the reconciliation of operating earnings to income from continuing operations in Note 19 on page 77 for additional information.

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable in 2007, 2006 and 2005:

(Millions)	2007	2006	2005
Health care costs payable, beginning of the period	$1,927.5	$1,817.0	$1,927.1
Less: Reinsurance recoverables	3.7	5.5	5.6
Health care costs payable, beginning of the period - net	1,923.8	1,811.5	1,921.5
Acquisition of businesses	58.1	-	18.6
Add: Components of incurred health care costs
Current year	17,472.0	15,495.4	13,534.6
Prior years (1)	(177.2)	(194.4)	(426.7)
Total incurred health care costs	17,294.8	15,301.0	13,107.9
Less: Claims paid
Current year	15,528.5	13,761.9	11,745.8
Prior years	1,573.7	1,426.8	1,490.7
Total claims paid	17,102.2	15,188.7	13,236.5
Health care costs payable, end of period - net	2,174.5	1,923.8	1,811.5
Add: Reinsurance recoverables	2.9	3.7	5.5
Health care costs payable, end of the period	$2,177.4	$1,927.5	$1,817.0
(1)
Includes $250 million for 2005 (including $103 million related to the release of reserves related to the New York Market Stabilization Pool (refer to Note 18 beginning on page 73 for additional information)) of favorable development of prior period health care cost estimates that affected results of operations.  The favorable development of prior period health care cost estimates was primarily the result of the actual claim submission time being shorter than we anticipated as well as lower than expected health care cost trends.  We had no significant development of prior period health care cost estimates that affected results of operations in 2007 or 2006.

7.	Goodwill and Other Acquired Intangible Assets

As a result of the acquisitions described in Note 3 on page 54, we increased the carrying value of goodwill in 2007 and 2006 as follows:

(Millions)	2007	2006
Balance, beginning of the period	$4,603.6	$4,523.2
Goodwill acquired:
Schaller Anderson (1)	377.0	-
Goodhealth (1)	73.4	-
Broadspire Disability	5.0	99.0
Other	-	(18.6)	(2)
Balance, end of the period (3)	$5,059.0	$4,603.6
(1)
Goodwill related to the acquisition of Schaller Anderson and Goodhealth is considered preliminary, pending the finalization of purchase accounting valuations (refer to Note 3 on page 54 for additional information).

(2)
Includes approximately $19.2 million of additional net operating loss carry forwards that were available to us from prior acquisitions.  As a result, goodwill was reduced in 2006 as we recognized deferred tax assets for these net operating loss carry forwards.

(3)
Approximately $5.0 billion and $4.5 billion of goodwill was assigned to the Health Care segment at December 31, 2007 and 2006, respectively.  Approximately $104 million and $99 million of goodwill was assigned to the Group Insurance segment at December 31, 2007 and 2006, respectively.

Other acquired intangible assets at December 31, 2007 and 2006 were comprised of the following:

			Accumulated		Amortization
(Millions)	Cost		Amortization	Net Balance	Period (Years)
2007
Other acquired intangible assets:
Provider networks	$701.0	(1)	$310.8	$390.2	12-25
Customer lists	384.4	(1)	93.6	290.8	4-10
Technology	61.8	(1)	37.9	23.9	3-5
Other	71.0	(1)	17.8	53.2	3-15
Trademarks	22.3		-	22.3	Indefinite
Total other acquired intangible assets (2)	$1,240.5		$460.1	$780.4

2006
Other acquired intangible assets:
Provider networks	$696.2		$282.0	$414.2	12-25
Customer lists	250.6	(3)	51.3	199.3	4-10
Technology	56.5	(3)	21.3	35.2	3-5
Other	31.4	(3)	10.8	20.6	3-12
Trademarks	22.3		-	22.3	Indefinite
Total other acquired intangible assets	$1,057.0		$365.4	$691.6
(1)
As a result of our acquisitions in 2007, we assigned $133.8 million to customer list assets, $42.5 million to other assets, $5.3 million to technology assets and $4.8 million to provider network assets.

(2)
Other acquired intangible assets of $23.7 million related to the acquisition of Goodhealth is considered preliminary, pending the finalization of a purchase accounting valuation (refer to Note 3 on page 54 for additional information).

(3)	As a result of our acquisitions in 2006, we assigned $37.2 million to customer list assets, $12.4 million to technology assets and $2.7 million to other assets.

We estimate annual pretax amortization for other acquired intangible assets over the next five calendar years to be as follows:

(Millions)
2008	$105.5
2009	94.5
2010	89.4
2011	83.0
2012	74.4

8.	Investments

Total investments at December 31, 2007 and 2006 were as follows:

	2007			2006
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$686.3	$14,309.0	$14,995.3	$687.0	$14,251.0	$14,938.0
Mortgage loans	27.3	1,485.3	1,512.6	207.4	1,380.8	1,588.2
Other investments	137.9	1,245.8	1,383.7	113.6	1,247.3	1,360.9
Total investments	$851.5	$17,040.1	$17,891.6	$1,008.0	$16,879.1	$17,887.1

Our investment portfolio has not experienced material losses from the sub-prime market.  We have evaluated the composition of our investment portfolio at December 31, 2007 and do not believe it has significant exposure to the sub-prime market.

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2007 and 2006 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value
2007
Debt securities:
U.S. government securities	$1,369.8	$63.4	$.5	$1,432.7
States, municipalities and political subdivisions	1,656.5	22.0	5.3	1,673.2
U.S. corporate securities	6,206.7	157.1	98.4	6,265.4
Foreign securities	2,187.1	92.1	18.5	2,260.7
Mortgage-backed and other asset-backed securities	2,818.0	37.0	28.4	2,826.6
Redeemable preferred securities	509.6	9.2	27.2	491.6
Total debt securities	14,747.7	380.8	178.3	14,950.2
Equity securities	38.7	6.8	.4	45.1
Total debt and equity securities (1)	$14,786.4	$387.6	$178.7	$14,995.3

2006
Debt securities:
U.S. government securities	$1,506.7	$24.0	$10.4	$1,520.3
States, municipalities and political subdivisions	1,613.2	17.3	8.7	1,621.8
U.S. corporate securities	5,937.0	188.0	59.0	6,066.0
Foreign securities	2,054.0	107.7	20.1	2,141.6
Mortgage-backed and other asset-backed securities (2)	2,950.8	52.8	36.9	2,966.7
Redeemable preferred securities	528.8	25.1	3.4	550.5
Total debt securities	14,590.5	414.9	138.5	14,866.9
Equity securities	65.5	5.7	.1	71.1
Total debt and equity securities (3)	$14,656.0	$420.6	$138.6	$14,938.0
(1)
Includes investments with a fair value of $4.7 billion, gross unrealized gains of $205.6 million and gross unrealized losses of $60.9 million that support our experience-rated and discontinued products at December 31, 2007.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.  Refer to Note 2 beginning on page 45 for additional information.

(2)	Includes approximately $148.7 million of subordinate and residual certificates at December 31, 2006 from a 1997 commercial mortgage loan securitization that we retained.
(3)
Includes investments with a fair value of $4.8 billion, gross unrealized gains of $239.1 million and gross unrealized losses of $42.1 million that support our experience-related and discontinued products at December 31, 2006.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.  Refer to Note 2 beginning on page 45 for additional information.

The fair value of debt securities at December 31, 2007 is shown on the following page by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

Fair
(Millions)	Value
Due to mature:
One year or less	$663.3
After one year, through five years	3,217.2
After five years, through ten years	3,714.2
After ten years	4,528.9
Mortgage-backed securities	2,325.0
Other asset-backed securities	501.6
Total	$14,950.2

The maturity dates for debt securities in an unrealized loss position at December 31, 2007 were as follows:

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses
Due to mature:
Less than one year	$46.6	$5.2	$99.6	$.3	$146.2	$5.5
One year through five years (1)	125.6	2.2	826.8	30.3	952.4	32.5
After five years through ten years (1)	523.7	16.3	936.1	25.7	1,459.8	42.0
Greater than ten years (1)	624.6	36.1	1,278.8	54.5	1,903.4	90.6
Mortgage-backed securities (1)	46.5	.7	467.8	7.0	514.3	7.7
Total	$1,367.0	$60.5	$3,609.1	$117.8	$4,976.1	$178.3
(1)	Debt securities in an unrealized loss position that are not due to mature in less than one year are classified as long-term investments on our consolidated balance sheets.

Summarized below are our debt and equity securities with unrealized losses at December 31, 2007 and 2006, along with the related fair value, aggregated by the length of time the investments have been in an unrealized loss position:

	Less than 12 months		Greater than 12 months		Total (1)
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses
2007
Debt securities:
U.S. government securities	$ 41.7	$ .4	$ 5.3	$ .1	$ 47.0	$ .5
State, municipalities and political subdivisions	246.4	3.1	130.5	2.2	376.9	5.3
U.S. corporate securities	1,699.8	60.5	787.6	37.9	2,487.4	98.4
Foreign securities	278.2	4.7	262.5	13.8	540.7	18.5
Mortgage-backed and other asset-backed securities	330.0	10.1	977.4	18.3	1,307.4	28.4
Redeemable preferred securities	116.4	11.9	100.3	15.3	216.7	27.2
Total debt securities	2,712.5	90.7	2,263.6	87.6	4,976.1	178.3
Equity securities	.3	.4	-	-	.3	.4
Total debt and equity securities	$ 2,712.8	$ 91.1	$ 2,263.6	$ 87.6	$ 4,976.4	$ 178.7

2006
Debt securities:
U.S. government securities	$ 721.5	$ 5.2	$ 269.8	$ 5.2	$ 991.3	$ 10.4
State, municipalities and political subdivisions	329.8	2.4	321.6	6.3	651.4	8.7
U.S. corporate securities	1,127.7	13.6	1,219.1	45.4	2,346.8	59.0
Foreign securities	278.0	4.5	376.0	15.6	654.0	20.1
Mortgage-backed and other asset-backed securities	406.5	2.6	1,246.9	34.3	1,653.4	36.9
Redeemable preferred securities	166.6	3.4	-	-	166.6	3.4
Total debt securities	3,030.1	31.7	3,433.4	106.8	6,463.5	138.5
Equity securities	2.6	.1	1.0	-	3.6	.1
Total debt and equity securities	$ 3,032.7	$ 31.8	$ 3,434.4	$ 106.8	$ 6,467.1	$ 138.6
(1)
At December 31, 2007 and 2006, debt and equity securities in an unrealized loss position of $60.9 million and $42.1 million, respectively, and related fair value of $1.4 billion related to discontinued and experience-rated products.

Unrealized losses at December 31, 2007 and 2006 were generally caused by current interest rates that were higher than the stated interest rates.  In accordance with our accounting policy, we record an other-than-temporary impairment unless we determine that sufficient market recovery can occur within a reasonable period of time and that we have the intent and ability to hold the investment until market recovery, which may be until maturity.  In determining our ability to hold a security until full recovery of value, we consider the forecasted recovery period, expected investment returns relative to other funding sources, the credit quality of the investment, our projected cash flow and capital requirements and other factors.  We have the ability and intent to hold the securities in the table above until their cost can be recovered, which we expect will occur at maturity, if not sooner.  Therefore, no other-than-temporary impairment was determined to have occurred on these investments.

Mortgage Loans
Our mortgage loans are primarily secured by commercial real estate.  We had no material problem, restructured or potential problem loans included in mortgage loans at December 31, 2007 or 2006.  We had no reserves on our mortgage loans at December 31, 2007 or 2006.

At December 31, 2007 scheduled mortgage loan principal repayments were as follows:

(Millions)
2008	$21.4
2009	81.5
2010	102.1
2011	110.0
2012	84.7
Thereafter	1,112.9

Variable Interest Entities (“VIEs”)
We do not have any material relationships with VIEs which would require consolidation.  We have relationships with certain real estate and hedge fund partnerships that are considered VIEs.  However, we would not be considered the primary beneficiary of these investments.  We record the amount of our investment in these partnerships as investment real estate and other long-term assets on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2007 and 2006 of approximately $89 million and $96 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not believe is significant.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $2.5 billion and $1.9 billion at December 31, 2007 and 2006, respectively.  The hedge fund partnerships had total assets of approximately $7.2 billion and $70 billion at December 31, 2007 and 2006, respectively.

Net Investment Income
Sources of net investment income in 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Debt securities	$820.4	$811.0	$838.2
Mortgage loans	123.5	136.9	136.8
Cash equivalents and other short-term investments	124.1	112.7	59.2
Other	121.3	139.1	107.0
Gross investment income	1,189.3	1,199.7	1,141.2
Less: Investment expenses	(39.4)	(35.0)	(38.2)
Net investment income (1)	$1,149.9	$1,164.7	$1,103.0
(1)
Includes amounts related to experience-rated contract holders of $118.9 million, $135.1 million and $143.6 million in 2007, 2006 and 2005, respectively.  Interest credited to experience-related contract holders is included in current and future benefits in our statements of income.

9.	Capital Gains and Losses on Investments and Other Activities

Net realized capital (losses) gains were $(74) million in 2007 and $32 million in each of 2006 and 2005.  Included in net realized capital losses for 2007 were $125 million of other-than-temporary impairment charges on debt securities that were in an unrealized loss position due to interest rate increases rather than unfavorable changes in the credit quality of such securities.  Since we could not positively assert our intention to hold such securities until recovery in value, these securities were written down to fair value in accordance with our accounting policy.  There were no significant investment write-downs from other-than-temporary impairments in 2006 or 2005.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses in 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Proceeds on sales	$8,370.6	$10,057.6	$10,324.9
Gross realized capital gains	80.0	88.0	66.5
Gross realized capital losses	28.1	70.9	53.8

10.	Other Comprehensive Income (Loss)

Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) (excluding amounts related to experience-rated contract holders and discontinued products) in 2007, 2006 and 2005:

	Net Unrealized Gains (Losses)					Total Other
		Foreign		Pension and		Comprehensive
(Millions)	Securities	Currency	Derivatives	OPEB plans		Income (Loss)
Balance at December 31, 2004	$245.7	$11.3	$(.8)	$(797.7)		$(541.5)
Net unrealized losses on securities ($(223.9) pretax)	(145.5)	-	-	-		(145.5)
Net foreign currency gains ($1.1 pretax)	-	.7	-	-		.7
Net derivative losses ($(4.0) pretax)	-	-	(2.6)	-		(2.6)
Pension liability adjustment ($1,127.7 pretax)	-	-	-	733.0		733.0
Reclassification to earnings ($9.6 pretax)	3.9	-	2.3	-		6.2

Balance at December 31, 2005	104.1	12.0	(1.1)	(64.7)		50.3
Net unrealized losses on securities ($(53.7) pretax)	(34.9)	-	-	-		(34.9)
Net foreign currency losses ($(.6) pretax)	-	(.4)	-	-		(.4)
Net derivative gains ($24.9 pretax)	-	-	16.2	-		16.2
Pension liability adjustment ($8.8 pretax)	-	-	-	5.7	(1)	5.7
Reclassification to earnings ($(15.7) pretax)	(2.7)	-	(7.5)	-		(10.2)
Adjustment to initially recognize the funded status
of pension and OPEB plans	-	-	-	(652.4)	(2)	(652.4)

Balance at December 31, 2006	66.5	11.6	7.6	(711.4)		(625.7)
Effect of changing measurement date of pension and
OPEB plans pursuant to FAS 158 (3)	-	-	-	113.9		113.9
Balance at January 1, 2007, as adjusted	66.5	11.6	7.6	(597.5)		(511.8)
Net unrealized (losses) gains ($250.0 pretax)	(64.3)	-	-	226.8		162.5
Net foreign currency gains ($5.5 pretax)	-	3.6	-	-		3.6
Net derivative losses ($(19.2) pretax)	-	-	(12.5)	-		(12.5)
Reclassification to earnings ($107.4 pretax)	51.1	-	(3.3)	22.0		69.8

Balance at December 31, 2007	$53.3	$15.2	$(8.2)	$(348.7)		$(288.4)
(1)
The amount recognized reflects the $8.8 million pretax charge to record the minimum pension liability adjustment of the pension plan in accordance with the provisions of FAS 87, “Employers’ Accounting for Pensions” (“FAS 87”), prior to the adoption of FAS 158.

(2)
The amount recognized reflects the $943.5 million pretax and $60.2 million pretax adjustment to reflect the funded status of our pension and OPEB plans, respectively, in accordance with FAS 158 (refer to Note 2 beginning on page 45 for additional information on FAS 158).

(3)
We elected to adopt the measurement date provisions of FAS 158 in 2007.  The transition provisions of FAS 158 required us to recognize the effects of this change as an adjustment to the opening balance of accumulated other comprehensive loss on January 1, 2007.  Refer to Note 2 beginning on page 45 for additional details.

The components of our pension and OPEB plans included the following activity in accumulated other comprehensive (loss) income in 2007:

	Pension Plans		OPEB Plans
	Unrecognized Net Actuarial	Unrecognized Prior Service	Unrecognized Net Actuarial	Unrecognized Prior Service
(Millions)	Losses	Costs	Losses	Costs	Total
Balance at December 31, 2006	$(657.9)	$(14.4)	$(75.8)	$36.7	$(711.4)
Effect of changing measurement date of pension and
OPEB plans pursuant to FAS 158 (1)	115.3	.8	(1.6)	(.6)	113.9
Balance at January 1, 2007, as adjusted	(542.6)	(13.6)	(77.4)	36.1	(597.5)
Unrealized net gains (losses) arising during
the period ($348.9 pretax)	176.0	23.9	26.9	-	226.8
Reclassification to earnings ($34.0 pretax)	17.9	3.1	3.4	(2.4)	22.0
Balance at December 31, 2007	$(348.7)	$13.4	$(47.1)	$33.7	$(348.7)
(1)
We elected to adopt the measurement date provisions of FAS 158 in 2007.  The transition provisions of FAS 158 required us to recognize the effects of this change as an adjustment to the opening balance of accumulated other comprehensive loss on January 1, 2007.  Refer to Note 2 beginning on page 45 for additional details.

11.	Income Taxes

The components of our income tax provision in 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Current taxes:
Federal	$742.1	$798.1	$645.0
State	63.8	50.8	52.1
Total current taxes	805.9	848.9	697.1
Deferred taxes (benefits):
Federal	161.0	50.5	184.0
State	(1.5)	1.6	(1.1)
Total deferred income taxes	159.5	52.1	182.9
Total income taxes	$965.4	$901.0	$880.0

Income taxes were not materially different than the amount computed by applying the federal income tax rate to income from continuing operations before income taxes in 2007, 2006 or 2005.

The significant components of our net deferred tax assets at December 31, 2007 and 2006 were as follows:

(Millions)	2007	2006
Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$292.4	$286.1
Employee and postretirement benefits	-	191.8
Deferred policy acquisition costs	55.0	51.8
Investments, net	158.2	101.5
Net operating loss carry forwards	27.4	54.5
Insurance reserves	96.0	62.5
Other	79.9	73.1
Gross deferred tax assets	708.9	821.3
Less: Valuation allowance	25.3	20.1
Deferred tax assets, net of valuation allowance	683.6	801.2
Deferred tax liabilities:
Goodwill and other acquired intangible assets	240.6	171.4
Accumulated other comprehensive income	32.5	46.1
Depreciation and amortization	183.4	120.5
Employee and postretirement benefits	51.8	-
Total gross deferred tax liabilities	508.3	338.0
Net deferred tax asset (1)	$175.3	$463.2
(1)
Includes $321.7 million and $293.2 million classified as current assets at December 31, 2007 and 2006, respectively, and $(146.4) million and $170.0 million classified as noncurrent (liabilities) assets at December 31, 2007 and 2006, respectively.

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized.  A valuation allowance has been established on certain acquired net operating losses and state net operating losses, which are subject to limitations as to future utilization.  We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income.  However, the amount of the deferred tax asset considered realizable could be adjusted in the future if we revise our estimates of anticipated taxable income.

The IRS is currently auditing our 2006 tax return.  Beginning with the 2007 tax year, we entered into the Compliance Assurance Process (the “CAP”) with the IRS.  Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing.  Within 90 days of filing the return, the IRS intends to issue a letter with respect to its acceptance of the filed return.  Unless we disagree with the IRS on the treatment of a material tax matter, this letter will conclude the IRS’s examination of the tax year.

We are also subject to audits by state taxing authorities for tax years from 1995 through 2006.  We believe we carry appropriate reserves for any exposure to state tax issues.

We paid net income taxes of $783 million, $732 million and $247 million in 2007, 2006 and 2005, respectively.

Uncertain Tax Positions
As described in Note 2 beginning on page 45, we adopted FIN 48 on January 1, 2007.  The following table reconciles the changes in our uncertain tax positions during 2007, since our adoption of FIN 48:

(Millions)	2007
Balance at January 1, 2007	$159.1
Additions based on tax positions taken in the:
Current year	1.1
Prior years	3.9
Settlements of tax positions taken in prior years	(134.8)
Balance at December 31, 2007	$29.3

Additionally, at December 31, 2007, approximately $10 million of income taxes payable related to potential interest and penalty payments.  During the year ended December 31, 2007, we recognized approximately $9 million of interest and penalties as a component of our income tax provision.

It is reasonably possible that the uncertain tax position at December 31, 2007 will increase or decrease in 2008.  These changes could increase or decrease our uncertain tax positions by a range of zero to $15 million, which could be triggered by the completion of tax authority audits, settlements or the expiration of the statute of limitations.  Additionally, some of our uncertain tax positions could increase due to examination activity or tax law developments, but it is not possible to provide an estimate of a range at this time.

At December 31, 2007, we do not have any uncertain tax positions that, if recognized, would materially affect our future effective tax rate.

12.	Employee Benefit Plans

Defined Benefit Retirement Plans
We sponsor various noncontributory defined benefit plans, including two pension plans that cover substantially all employees and other postretirement benefit plans (“OPEB”) that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

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

Effective January 1, 2007, all pension plan participants accrue future benefits under the same cash balance formula, and no new benefits accrue under the Supplemental Pension Plan.  Interest will continue to be credited on outstanding supplemental cash balance accounts, and the Supplemental Pension Plan may continue to be used to credit special pension arrangements.  All Supplemental Pension Plan participants will continue to participate in the Aetna Pension Plan, up to the applicable wage limits each year.

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company.  A comprehensive medical plan is offered to all full-time employees who terminate employment at age 45 or later with at least five years of service.  We provide subsidized health benefits to certain employees as of December 31, 2002 whose sum of age and service is at least equal to 65 (due to a plan amendment, employees hired after January 1, 2002 and all employees under the age of 35 at that date are not eligible for subsidized retiree health benefits).  There is a cap on our portion of the cost of providing medical and dental benefits to our retirees.  Plan assets for our OPEB plan are held in trust and administered by an affiliated company, Aetna Life Insurance Company.

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

In accordance with FAS 158 (refer to Note 2 beginning on page 45 for additional information), during 2007 we changed our measurement date for determining benefit obligations and the fair value of plan assets of our pension and OPEB plans to December 31 (the end of our fiscal year).  We previously used September 30 as our measurement date.

The following table shows the changes in the benefit obligations during 2007 and 2006 for our pension and OPEB plans.  For the pension plans, the benefit obligation is the projected benefit obligation (which does not differ materially from the accumulated benefit obligation).  For the OPEB plans, the benefit obligation is the accumulated postretirement benefit obligation.

	Pension Plans		OPEB Plans
(Millions)	2007	2006	2007	2006
Benefit obligation, beginning of year	$5,121.5	$5,044.4	$393.2	$476.4
Net effect of changing measurement date pursuant to FAS 158	69.6	-	(2.6)	-
Service cost	44.4	97.8	.3	.3
Interest cost	299.1	283.1	21.7	25.4
Actuarial (gain) loss	(291.2)	(26.1)	(42.5)	(34.6)
Plan amendments	(36.7)	-	-	(26.5)
Benefits paid	(300.5)	(277.7)	(38.0)	(47.8)
Benefit obligation, end of year	$4,906.2	$5,121.5	$332.1	$393.2

We used the following weighted average assumptions to determine the benefit obligations of our pension and OPEB plans at our measurement date for 2007 (December 31) and 2006 (September 30):

	Pension Plans		OPEB Plans
	2007	2006	2007	2006
Discount rate	6.56%	5.98%	6.35%	5.85%
Rate of increase in future compensation levels	4.51	4.51	-	-

The discount rates used to determine the benefit obligation of our pension and OPEB plans at our December 31, 2007 measurement date and September 30, 2006 measurement date were calculated using a yield curve at that date.  The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds.  Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve.  The discount rates differ for our pension and OPEB plans due to the nature of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2007 and 2006 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2007	2006	2007	2006
Fair value of plan assets, beginning of year	$5,336.4	$4,821.7	$70.8	$70.9
Net effect of changing measurement date pursuant to FAS 158	265.3	-	(.1)	-
Actual return of plan assets	444.9	523.4	2.6	3.3
Employer contributions	73.1	269.0	35.4	44.4
Benefits paid	(300.5)	(277.7)	(38.0)	(47.8)
Fair value of plan assets, end of year	$5,819.2	$5,336.4	$70.7	$70.8

The difference between the fair value of plan assets and the plan’s benefit obligation at the latest measurement date is referred to as the plan’s funded status.  The funded status of our pension and OPEB plans at the measurement date for 2007 (December 31) and 2006 (September 30) were as follows:

	Pension Plans		OPEB Plans
(Millions)	2007	2006	2007	2006
Benefit obligation	$(4,906.2)	$(5,121.5)	$(332.1)	$(393.2)
Fair value of plan assets	5,819.2	5,336.4	70.7	70.8
Funded status	$913.0	$214.9	$(261.4)	$(322.4)

A reconciliation of the funded status at the measurement date for 2007 (December 31) and 2006 (September 30) of our pension and OPEB plans to the net amounts recognized as assets or liabilities on our balance sheets at December 31, 2007 and 2006 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2007	2006	2007	2006
Funded status	$913.0	$214.9	$(261.4)	$(322.4)
Unrecognized net actuarial losses	536.5	1,012.1	72.4	116.7
Unrecognized prior service (credit) cost	(20.6)	22.1	(51.8)	(56.5)
Contributions made in the fourth quarter	-	5.3	-	10.8
Amount recognized in accumulated other
comprehensive loss	(515.9)	(1,034.2)	(20.6)	(60.2)
Net amount of assets and liabilities recognized at December 31	$913.0	$220.2	$(261.4)	$(311.6)

The assets and liabilities recognized on our balance sheets at December 31, 2007 and 2006 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2007	2006	2007	2006
Prepaid pension asset (1)	$1,164.1	$478.5	$-	$-
Accrued benefit liabilities (2)	(251.1)	(258.3)	(261.4)	(311.6)
Net amount of assets and liabilities recognized at December 31	$913.0	$220.2	$(261.4)	$(311.6)
(1)	Included in other long-term assets on our balance sheets.
(2)
Includes $21.5 million and $28.0 million for the pension and OPEB plans, respectively, that are reflected in other current liabilities and $229.6 million and $233.4 million for the pension and OPEB plans, respectively, that are reflected in long-term liabilities on our balance sheets at December 31, 2007.  Includes $21.5 million and $32.3 million for the pension and OPEB plans, respectively, that are reflected in other current liabilities and $236.8 million and $279.3 million for the pension and OPEB plans, respectively, that are reflected in long-term liabilities on our balance sheets at December 31, 2006.

At December 31, 2007, we had approximately $537 million and $72 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $21 million and $52 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs.  We expect to recognize approximately $6 million and $3 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $(2) million and $(4) million in accretion of prior service credits for our pension and OPEB plans, respectively, in 2008.

Components of the net periodic benefit (income) cost in 2007, 2006 and 2005 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
(Millions)	2007	2006	2005	2007	2006	2005
Service cost	$44.4	$97.8	$92.7	$.3	$.3	$.4
Interest cost	299.1	283.1	273.9	21.7	25.4	28.2
Expected return on plan assets	(465.5)	(410.7)	(370.2)	(3.8)	(4.0)	(4.5)
Amortization (accretion) of prior service cost	4.8	5.7	5.3	(3.7)	(2.1)	(1.3)
Recognized net actuarial loss	27.6	77.3	74.5	5.3	7.1	5.8
Curtailment benefit	-	-	(2.3)	-	-	-
Net periodic benefit (income) cost	$(89.6)	$53.2	$73.9	$19.8	$26.7	$28.6

The weighted average assumptions used to determine net periodic benefit (income) cost in 2007, 2006 and 2005 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2007	2006	2005	2007	2006	2005
Discount rate	5.91%	5.77%	6.00%	5.82%	5.59%	6.00%
Expected long-term return on plan assets	8.50	8.50	8.75	5.50	5.70	6.50
Rate of increase in future compensation levels	4.51	4.51	3.00	-	-	-

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans.  The assumed medical cost trend rate for 2008 is 7%, decreasing gradually to 5% by 2010.  The assumed prescription drug cost trend rate for 2008 is 12%, decreasing gradually to 5% by 2015.  These assumptions reflect our historical as well as expected future trends for retirees.  In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps.  An increase in the health care cost trend rate of one percentage point would increase the postretirement benefit obligation at December 31, 2007 by approximately $10 million and would increase service and interest costs by approximately $1 million.  Conversely, a decrease in the assumed health care cost trend rate of one percentage point would decrease the postretirement benefit obligation at December 31, 2007 by approximately $9 million and would decrease service and interest costs by approximately $1 million.

The asset allocation of the pension and OPEB plans at the measurement date for 2007 (December 31) and 2006 (September 30) and the target asset allocation at December 31, 2007, presented as a percentage of the total plan assets, were as follows:

	Pension Plans			OPEB Plans
			Target			Target
(Millions)	2007	2006	Allocation	2007	2006	Allocation
Equity securities	66%	66%	55-75%	11%	11%	5-15%
Debt securities	24	26	10-30	87	87	80-90
Real estate/other	10	8	5-25	2	2	2-10
Total	100%	100%		100%	100%

Our pension plans invest in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations.  Risk of unexpected investment and actuarial outcomes is regularly evaluated.  This evaluation is performed through forecasting and assessing ranges of investment outcomes over short and long-term horizons, and by assessing the pension plan’s liability characteristics, our financial condition and our future potential obligations from both the pension and general corporate perspectives.  Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics.  Public and private equity investments are used primarily to increase overall plan returns.  Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation.  Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

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

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts.  We may elect to voluntarily contribute amounts to our tax-qualified pension plan.  We do not have any regulatory contribution requirements for 2008; however, we intend to make a voluntary contribution of approximately $45 million to the Aetna Pension Plan in 2008.  Employer contributions related to the Supplemental Pension Plan and OPEB plans represent payments to retirees for current benefits.   We have no plans to return any pension or OPEB plan assets to the Company in 2008.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, at December 31, 2007 were as follows:

(Millions)	Pension Plans	OPEB Plans
2008	$294.6	$ 32.2
2009	300.2	31.3
2010	305.4	30.5
2011	311.7	29.6
2012	428.1	28.1
2013-2017	1,809.1	125.3

401(k) Plan
Substantially all of our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions, which may be invested in our common stock or certain other investments, are matched by us.  We provide for a match of up to 50% of the first 6% of eligible pay contributed to the plan.  The matching contributions are made in cash and invested according to each participant’s investment elections.  During 2007, 2006 and 2005, we made $42 million, $40 million and $36 million, respectively, in matching contributions.  The plan trustee held approximately 11 million shares of our common stock for plan participants at December 31, 2007.  At December 31, 2007, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

Employee Incentive Plans
Stock-Based Compensation Plans - Our stock-based compensation plans (collectively, the “Plans”) provide for awards of stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), performance stock units (“PSUs”) deferred contingent common stock and the ability for employees to purchase common stock at a discount.  At December 31, 2007, approximately 88 million common shares were available for issuance under the Plans.

Executive, middle management and non-management employees may be granted stock options, SARs, RSUs and PSUs.  Stock options are granted to purchase our common stock at or above the market price on the date of grant.  SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant.  SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year.  From time to time, we have issued SARs and stock options with different vesting provisions. Vested SARs and stock options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement.  At the end of the 10-year period, any unexercised SARs and stock options expire.  For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period.  The RSUs granted in 2006 will generally vest in a single installment on the third anniversary of the grant date.  The RSUs granted in 2007 will generally become 100% vested three years after the grant is made, with one-third vesting each year.

We estimate the fair value of stock options and awards of SARs using a modified Black-Scholes option pricing model.  The fair value of RSUs is based on the market price of our common stock on the date of grant.  Stock options and SARs granted in 2007, 2006 and 2005 had a weighted average per share fair value of $15.10, $16.41 and $10.83, respectively, using the assumptions noted in the following table:

	2007	2006	2005
Dividend yield	.1%	.1%	.1%
Expected volatility	31.7%	30.9%	31.3%
Risk-free interest rate	4.7%	4.6%	3.7%
Expected term	4.7 years	4.5 years	4.5 years

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

The stock option and SAR transactions in 2007, 2006 and 2005 were as follows:

	Number of Stock	Weighted Average	Weighted Average Remaining	Aggregate Intrinsic
(Millions, except exercise price)	Options and SARs (1)	Exercise Price	Contractual Life	Value
2005
Outstanding, beginning of year	67.6	$11.22	6.6	$1,350.9
Granted	8.9	33.61	-	-
Exercised	(21.6)	11.34	-	573.5
Expired or forfeited	(1.1)	14.49	-	-
Outstanding, end of year	53.8	$14.78	6.2	$1,742.2

Exercisable, end of year	43.0	$12.77	5.8	$1,480.3

2006
Outstanding, beginning of year	53.8	$14.78	6.2	$1,742.2
Granted	5.5	49.84	-	-
Exercised	(9.5)	11.17	-	309.2
Expired or forfeited	(.7)	28.72	-	-
Outstanding, end of year	49.1	$19.22	5.5	$1,213.5

Exercisable, end of year	38.8	$13.27	4.9	$1,161.3

2007
Outstanding, beginning of year	49.1	$19.22	5.5	$1,213.5
Granted	5.7	43.26	-	-
Exercised	(13.3)	12.55	-	494.1
Expired or forfeited	(1.0)	37.31	-	-
Outstanding, end of year	40.5	$24.31	5.3	$1,352.6

Exercisable, end of year	30.6	$18.49	4.4	$1,201.5
(1)	There were no SARs transactions prior to January 1, 2006.

During 2007, 2006 and 2005, the following activity occurred under the Plans:

(Millions)	2007	2006	2005
Cash received from stock option exercises	$163.1	$105.8	$253.0
Intrinsic value (the excess of stock price on the date of exercise over the exercise price)	494.1	309.2	573.5
Tax benefits realized for the tax deductions from stock options and SARs exercised	172.9	108.2	202.5
Fair value of stock options and SARs vested	18.0	71.0	63.5

We settle employee stock options with newly issued common stock and generally utilize the proceeds to repurchase common stock in the open market in the same period.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2007 (number of stock options and SARs and aggregate intrinsic values in millions):

	Outstanding					Exercisable
			Weighted
			Average	Weighted			Weighted
			Remaining	Average	Aggregate		Average	Aggregate
	Number		Contractual	Exercise	Intrinsic	Number	Exercise	Intrinsic
Range of Exercise Prices	Outstanding		Life (Years)	Price	Value	Exercisable	Price	Value
$0.00-$5.98	.8		2.0	$4.95	$39.8	.8	$4.95	$39.8
5.98-11.95	15.8		3.6	9.40	765.2	15.8	9.40	765.2
11.95-17.93	.5		3.6	12.76	21.8	.5	12.76	21.8
17.93-29.88	6.5		5.3	19.39	250.1	6.5	19.39	250.1
29.88-35.86	6.4		6.0	33.38	155.7	4.0	33.38	98.1
35.86-41.83	.4		7.9	39.57	6.6	.2	39.42	3.0
41.83-47.81	4.9		8.8	42.68	73.4	.3	42.57	4.4
47.81-53.78	5.2		7.0	50.08	39.9	2.5	50.20	19.1
53.78-59.76	-	(1)	9.9	55.74	.1	-	-	-
$0.00-$59.76	40.5		5.3	$24.31	$1,352.6	30.6	$18.49	$1,201.5
(1)	Amounts rounded to zero.

RSU transactions in 2007 and 2006 were as follows (number of units in millions):

	2007		2006
		Weighted			Weighted
		Average			Average
		Grant Date			Grant Date
	RSUs	Fair Value	RSUs		Fair Value
RSUs at beginning of year	.8	$49.52	-	(1) (2)	$34.18
Granted	.8	43.15	.8		50.05
Vested	(.1)	47.70	-	(1)	40.29
Forfeited	(.1)	46.36	-	(1)	50.21
RSUs at end of year	1.4	$46.15	.8		$49.52
(1)	Amounts rounded to zero.
(2)	There were no material RSU transactions prior to January 1, 2006.

In 2007, 2006 and 2005 we recorded pretax share-based compensation expense of $89 million, $74 million and $94 million, respectively, in general and administrative expenses.  We also recorded related tax benefits of $32 million, $26 million and $33 million in 2007, 2006 and 2005, respectively.  At December 31, 2007, $100 million of total unrecognized compensation costs related to stock options, SARs and RSUs are expected to be recognized over a weighted-average period of 1.7 years.

We also have an Employee Stock Purchase Plan (the “ESPP”). Activity related to the ESPP was not material to us in 2007, 2006 or 2005.

Performance Units – During 2005 and 2004, we granted performance unit awards to certain executives as part of a long-term incentive program.  The value of the performance units was equal to $100.  The performance units granted in 2004 vested on December 31, 2005, and the performance units granted in 2005 vested on December 31, 2006.  The number of vested performance units at December 31, 2005 and 2006 was dependent upon the degree to which we achieved performance goals as determined by the Board’s Committee on Compensation and Organization (the “Compensation Committee”).  In January 2007 and 2006, the Compensation Committee determined that the 2005 and 2004 grants vested at 180.0% and 158.7% of target, respectively, and approved the payment of the awards.  The costs associated with our performance units for 2006 and 2005 were $14 million and $43 million, respectively.  There was no performance units costs in 2007.

13.	Debt

In December 2007, we issued $700 million of 6.75% senior notes due 2037; the proceeds of which were used to repay commercial paper borrowings.

In June 2006, we issued $2.0 billion of senior notes comprised of $450 million of 5.75% senior notes due 2011, $750 million of 6.0% senior notes due 2016 and $800 million of 6.625% senior notes due 2036.  The proceeds from this issuance were used to redeem the entire $700 million aggregate principal amount of our 8.5% senior notes due 2041 and to repay approximately $400 million of commercial paper borrowings, outstanding since the March 1, 2006 maturity of the entire $450 million aggregate principal amount of our 7.375% senior notes.  The remainder of the net proceeds were used for general corporate purposes, including share repurchases.

The carrying value of our long-term debt at December 31, 2007 and 2006 was as follows:

(Millions)	2007	2006
Senior notes, 5.75%, due 2011	$449.7	$449.6
Senior notes, 7.875%, due 2011	448.8	448.4
Senior notes, 6.0%, due 2016	746.2	745.8
Senior notes, 6.625%, due 2036	798.5	798.5
Senior notes, 6.75%, due 2037	695.3	-
Total long-term debt	$3,138.5	$2,442.3

At December 31, 2007, we had $100 million of commercial paper outstanding with a weighted average interest rate of 5.44%.  We had no commercial paper outstanding at December 31, 2006.  In addition, at December 31, 2007, certain of our subsidiaries had a one-year $45 million short term credit program with a bank to provide short-term liquidity to those subsidiaries.  Borrowings under this program are secured by certain assets of those subsidiaries.  At December 31, 2007 and 2006, there was $31 million and $45 million, respectively, outstanding under this program at an interest rate of 5.19% and 6.10%, respectively.

We paid $178 million, $159 million and $121 million in interest in 2007, 2006 and 2005, respectively.

At December 31, 2007, we had an unsecured $1 billion, five-year revolving credit agreement (the “Facility”) with several financial institutions which terminates in January 2012.  The Facility provides for up to $150 million of letters of credit to be issued at our request, which count as usage of the available commitments under the Facility.  Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $1.35 billion. Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .05% to .175% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .07% at December 31, 2007. The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter ending on or after December 31, 2005 at or below .4 to 1.0.  For this purpose, consolidated capitalization equals the sum of shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans in accordance with FAS 158 and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2007.

14.	Capital Stock

From time to time, the Board authorizes us to repurchase our common stock.  Our activity under Board authorized share repurchase programs in 2007, 2006 and 2005 was as follows:

		Shares Purchased
		2007		2006		2005
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
September 28, 2007	$1,250.0	6.1	$348.1	-	$-	-	$-
April 27, 2007	750.0	15.0	750.0	-	-	-	-
September 29, 2006	750.0	12.1	570.9	4.2	179.1	-	-
April 28, 2006	820.0	-	-	21.7	820.0	-	-
January 27, 2006	750.0	-	-	20.4	750.0	-	-
September 29, 2005	750.0	-	-	14.0	580.9	3.6	169.1
February 25, 2005	750.0	-	-	-	-	17.8	750.0
September 24, 2004	750.0	-	-	-	-	20.4	750.0
Total repurchases	N/A	33.2	$1,669.0	60.3	$2,330.0	41.8	$1,669.1

Repurchase authorization remaining at December 31,		N/A	$901.9	N/A	$570.9	N/A	$580.9

On February 29, 2008, the Board authorized an additional $750 million share repurchase program which will commence upon completion of the September 28, 2007 authorization.

On September 28, 2007, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2007.  The $20 million dividend was paid on November 30, 2007.

In addition to the capital stock disclosed on our balance sheets, we have authorized 7.6 million shares of Class A voting preferred stock, $.01 par value per share.  At December 31, 2007, there were also 198 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines.

15.	Financial Instruments

Estimated Fair Value
The carrying value and estimated fair value of certain of our financial instruments at December 31, 2007 and 2006 were as follows:

	2007		2006
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
(Millions)	Value	Value	Value	Value
Assets:
Debt securities	$14,950.2	$14,950.2	$14,866.9	$14,866.9
Equity securities	45.1	45.1	71.1	71.1
Mortgage loans	1,512.6	1,530.2	1,588.2	1,618.6
Derivatives	2.5	4.6	3.1	4.6
Liabilities:
Investment contract liabilities:
With a fixed maturity	70.8	71.8	81.7	82.2
Without a fixed maturity	546.9	502.3	549.8	481.9
Derivatives	-	-	-	3.8
Long-term debt	3,138.5	3,193.8	2,442.3	2,575.2

We made our estimates of fair value made at a specific point in time, based on available market information and judgments about a given financial instrument, such as estimates of the timing and amount of future cash flows.  Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument and do not consider the tax impact of the realization of unrealized capital gains or losses.  In many cases our fair value estimates cannot be substantiated by comparison to independent markets, and the disclosed value may not be realized upon immediate settlement of the instrument.  We take the fair values of all financial instruments into consideration when we evaluate our management of interest rate, price and liquidity risks.

We used the following valuation methods and assumptions in estimating the fair value of the financial instruments included in the table above:

Debt and equity securities:  Fair values are determined based on quoted market prices when available, market prices provided by a third party vendor (including matrix pricing) or dealer quotes.  Fair values of non-traded debt and equity securities are determined based on our internal analysis of each investment’s financial statements and cash flow projections.

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

Long-term debt:  Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

Derivative Financial Instruments
We are using interest rate swap agreements to manage certain exposures related to changes in interest rates on investments supporting experience-rated and discontinued products in the Large Case Pensions business.  The use of these derivatives does not impact our results of operations.

During 2007, we entered into two forward starting swaps (with an aggregate notional value of $300 million) in order to hedge the change in cash flows associated with interest payments generated by the forecasted issuance of senior notes.  These transactions qualified as cash flow hedges.  In connection with our 2007 debt issuance (refer to Note 13 on page 69), we terminated the two forward starting swaps in 2007.  As a result, we paid approximately $25 million, which was recorded as other comprehensive loss and is being amortized as an increase to interest expense over the life of the applicable senior notes issued in 2007.

During 2005 and 2006, we entered into five forward starting swaps (with an aggregate notional value of $1.0 billion) in order to hedge the change in cash flows associated with interest payments generated by the forecasted issuance of senior notes.  These transactions qualified as cash flow hedges.  In connection with our 2006 debt issuance (refer to Note 13 on page 69), we terminated the five forward starting swaps during 2006.  As a result, we received approximately $15 million, which was recorded as other comprehensive income and is being amortized as a reduction of interest expense over the life of the applicable senior notes issued in 2006.

In December 2002, we entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $200 million of our senior notes to a variable rate of three-month LIBOR plus 254.0 basis points.  In December 2001, we entered into an interest rate swap agreement to convert the fixed rate of 8.5% on $350 million of our senior notes to a variable rate of three-month LIBOR plus 159.5 basis points.  Based on the terms of the swap agreements, they qualified as fair value hedges.  In May 2005, we sold both of these interest rate swap agreements.  At the time of the sale of the interest rate swap agreements, the cumulative fair value adjustment of the debt on our balance sheet was a gain of $7.8 million.  As a result of the sale, we were amortizing the cumulative fair value adjustment over the life of the applicable senior notes as a reduction of interest expense until we recognized the remaining deferred gain in 2006 in connection with the redemption of the $700 million, 8.5% senior notes (refer to Note 13 on page 69).

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

Under regulatory requirements, the amount of dividends that may be paid to Aetna by our insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2007 is approximately $1.7 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2007, 2006 and 2005 for our insurance and HMO subsidiaries, were as follows:

(Millions)	2007	2006	2005
Statutory net income	$1,901.9	$1,500.9	$1,568.3
Statutory capital and surplus	5,316.0	4,704.0	4,547.3

17.	Reinsurance

Effective November 1, 1999, we reinsured certain policyholder liabilities and obligations related to paid-up group life insurance.  Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company’s sale of this business).  These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders.  The liability related to our obligation is recorded in future policy benefits and policyholders’ funds on our balance sheets.  Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.  Reinsurance recoverables related to these obligations were approximately $1.1 billion at December 31, 2007, 2006 and 2005.

There is not a material difference between premiums on a written basis versus an earned basis.  Reinsurance recoveries were approximately $62 million, $83 million and $72 million in 2007, 2006 and 2005, respectively.  At December 31, 2007, reinsurance recoverables with a carrying value of approximately $1.1 billion were associated with three reinsurers.

18.	Commitments and Contingent Liabilities

In March 2005, we entered into an agreement with certain other carriers and the New York State Insurance Department as to our participation in the New York State Market Stabilization Pool under New York Regulation 146 (“Regulation 146”) for the years 1999 through 2004.  Regulation 146 requires all carriers with small group and/or individual business in New York State to participate in a market stabilization pooling mechanism under which carriers that experience higher than average cost factors in providing services to members with specified medical conditions receive payments from the pool, and carriers that experience lower than average cost factors make payments to the pool.  From 1999 through 2004, in the absence of any pool data regarding relative average cost factors of the carriers doing business in New York State, we made provisions for our estimate of liabilities incurred in this pool based on discussions with the New York State Insurance Department and historical experience.  At December 31, 2004 we had recorded reserves (included in health care costs payable on our balance sheet) of approximately $89 million based on these estimates.

In June 2005, we entered into an agreement with the New York State Insurance Department and other carriers participating in the pool that modified the mechanism by which the amounts due to (or receivable from) the pool were to be settled.  Under this agreement, we were a net receiver of approximately $14 million in cash from the pool in satisfaction of all our remaining obligations relating to the pool for the years 1999 through 2004.  Accordingly, in 2005 we released the $89 million liability recorded at December 31, 2004, which combined with the $14 million cash received to result in a $103 million pretax favorable development of prior period health care costs.  This agreement also eliminated any further payment obligation we had for 2005.  We were not subject to a pooling mechanism for 2006.  The New York State Insurance Department has promulgated a new pooling mechanism for years subsequent to 2006, but this new mechanism will not involve potential payments or recoveries until 2008.

Guarantees
We have the following guarantee arrangements at December 31, 2007.

•
ASC Claim Funding Accounts - We have arrangements with certain banks for the processing of claim payments for our ASC customers.  The banks maintain accounts to fund claims of our ASC customers.  The customer is responsible for funding the amount paid by the bank each day.  In these arrangements, we guarantee that the banks will not sustain losses if the responsible ASC customer does not properly fund its account.  The aggregate maximum exposure under these arrangements is $250 million.  We could limit our exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, we have incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold.  Certain portions of our indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit.  At December 31, 2007, we do not believe that our future obligations under any of these agreements will be material to us.

•
Separate Account assets - Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed.  Contractual obligations in these Separate Accounts were $4.5 billion and $4.6 billion at December 31, 2007 and 2006, respectively.  Refer to Note 2 beginning on page 45 for additional information on Separate Accounts.  Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level.  The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy.  If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability.  Contract holders' balances in the Separate Accounts at December 31, 2007 exceeded the value of the guaranteed benefit obligation.  As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2007.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers.  Certain states allow recoverability of assessments as offsets to premium taxes.  While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments.  Some states have similar laws relating to HMOs.  HMOs in certain states in which we do business are subject to assessments, including market stabilization and other risk sharing pools for which we are assessed charges based on incurred claims, demographic membership mix and other factors.  We establish liabilities for these assessments based on applicable laws and regulations.  In certain states, the ultimate assessments we pay are dependent upon our experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date.  While the ultimate amount of the assessment is dependent upon the experience of all pool participants, we believe we have adequate reserves to cover such assessments.

Litigation and Regulatory Proceedings
Michele Cooper, et al. v. Aetna Life Insurance Company, et al.
This purported nationwide class action lawsuit (the “Cooper Case”) was filed in the United States District Court for the District of New Jersey (the “New Jersey Federal Court”) on July 30, 2007 and subsequently amended.  The plaintiffs allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Racketeer Influenced and Corrupt Organizations Act (“RICO”) in connection with various practices related to the payment of claims for services rendered to our members by providers with whom we do not have a contract (“out-of-network providers”), resulting in increased out-of-pocket payments by our members.  The purported classes together consist of all members in substantially all of our health benefit plans who received services from out-of-network providers from 2001 to date for which we allowed less than the full amount billed by the provider.  The plaintiffs seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA.  This case is similar to other actions pending in the New Jersey Federal Court and elsewhere against several of our competitors.  We intend to defend this case vigorously.

Healthcare Payor Industry Class Action Litigation
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

Effective May 21, 2003, we and representatives of over 900,000 physicians, state and other medical societies entered into an agreement (the “Physician Settlement Agreement”) settling the lead physician Provider Case, which was pending in the United States District Court for the Southern District of Florida (the “Florida Federal Court”).  We believe that the Physician Settlement Agreement, which received final court approval, resolved all then pending Provider Cases filed on behalf of physicians that did not opt out of the settlement.  In 2003, we recorded a charge of $75 million ($115 million pretax) in connection with the Physician Settlement Agreement, net of an estimated insurance receivable of $72 million pretax.  We believe our insurance policies with third party insurers apply to this matter and have been vigorously pursuing recovery from those insurers in Pennsylvania state court (the “Coverage Litigation”).  In May 2006, the Philadelphia, Pennsylvania state trial court issued a summary judgment ruling dismissing all of our claims in the Coverage Litigation.  We have appealed that ruling, and the oral argument was held on September 18, 2007.  We intend to continue to vigorously pursue recovery from our third party insurers.  However, as a result of that ruling, we concluded that the estimated insurance receivable of $72 million pretax that was recorded in connection with the Physician Settlement Agreement is no longer probable of collection for accounting purposes, and therefore, in 2006, we wrote-off that recoverable.  We continue to work with plaintiffs’ representatives to address the issues covered by the Physician Settlement Agreement.

Several Provider Cases filed in 2003 on behalf of purported classes of chiropractors and/or all non-physician health care providers also make factual and legal allegations similar to those contained in the other Provider Cases, including allegations of violations of RICO.  These Provider Cases seek various forms of relief, including unspecified damages, treble damages, punitive damages and injunctive relief.  These Provider Cases have been transferred to the Florida Federal Court for consolidated pretrial proceedings.  We intend to defend each of these cases vigorously.

Securities Class Action Litigation
Two purported class action lawsuits (collectively, the “Securities Class Action Litigation”) are pending in the United States District Court for the Eastern District of Pennsylvania. On October 24, 2007, the Southeastern Pennsylvania Transportation Authority filed suit on behalf of all purchasers of Aetna common stock between October 27, 2005 and April 27, 2006.  The plaintiff alleges that Aetna and three of its former officers and/or directors, John W. Rowe, M.D., Alan M. Bennett and Craig R. Callen (collectively, the “SPTA Defendants”), violated federal and state securities laws and applicable common law.  The plaintiff alleges misrepresentations and omissions regarding, among other things, our medical benefit ratios and health plan pricing policies, as well as insider trading by Dr. Rowe and Messrs. Bennett and Callen.  The plaintiff seeks compensatory damages plus interest and attorneys’ fees, among other remedies.

The second lawsuit was filed on November 27, 2007, by the Plumbers and Pipefitters Local 51 Pension Fund on behalf of all purchasers of Aetna common stock between July 28, 2005 and July 27, 2006.  The plaintiff alleges that Aetna and four of its current or former officers and/or directors, John W. Rowe, M.D., Ronald A. Williams, Alan M. Bennett and Timothy A. Holt (collectively, the “Plumbers Defendants,” and together with the SPTA Defendants, the “Defendants”), violated federal securities laws.  The plaintiff alleges misrepresentations and omissions regarding, among other things, our medical benefit ratios, health plan pricing policies and reserves for incurred but not reported claims, as well as insider trading by Dr. Rowe and Messrs. Bennett and Holt.  The plaintiff seeks compensatory damages plus interest and attorneys’ fees, among other remedies.

The Defendants intend to vigorously defend these cases, both of which are in their preliminary stages.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay medical claims, investment activities, patent infringement and other intellectual property litigation and other litigation in our Health Care and Group Insurance businesses.  Some of these other lawsuits are or are purported to be class actions.  We intend to defend these matters vigorously.

In addition, our current and past business practices are subject to review by, and from time to time we receive subpoenas and other requests for information from, various state insurance and health care regulatory authorities and attorneys general and other state and federal authorities.  For example, we have received subpoenas from the New York Attorney General (the “NYAG”) with respect to an industry-wide investigation into certain payment practices with respect to out-of-network providers.  The NYAG has stated that he intends to initiate litigation against one of our competitors in connection with this investigation.  It is reasonably possible that the NYAG or others could initiate litigation or additional regulatory action against us and/or one or more of our competitors with respect to provider payment practices. There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care benefits industry’s business and reporting practices, including utilization management, complaint and grievance processing, information privacy, provider network structure (including the use of performance-based networks), delegated arrangements and claim payment practices (including payments to out-of-network providers).  As a leading national health care benefits organization, we regularly are the subject of such reviews.  These reviews may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.

We are unable to predict at this time the ultimate outcome of the Cooper Case, the remaining Provider Cases, the Securities Class Action Litigation or the matters described under “Other Litigation and Regulatory Proceedings,” and it is reasonably possible that their outcome could be material to us.

Other Obligations
We have operating leases for office space and certain computer and other equipment.  Rental expenses for these items were $153 million, $146 million and $156 million in 2007, 2006 and 2005, respectively.  The future net minimum payments under noncancelable leases for 2008 through 2012 are estimated to be $177 million, $144 million, $98 million, $47 million and $34 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans.  The funding requirements for equity limited partnership investments and commercial mortgage loans for 2008 through 2012 are estimated to be $188 million, $55 million, $46 million, $28 million and $18 million, respectively.

19.	Segment Information
Summarized financial information for our segment operations in 2007, 2006 and 2005 were as follows:

	Health	Group	Large Case	Corporate	Total
(Millions)	Care	Insurance	Pensions	Interest	Company
2007
Revenue from external customers (1)	$24,431.4	$1,875.1	$216.9	$-	$26,523.4
Net investment income	370.9	303.0	476.0	-	1,149.9
Interest expense	-	-	-	180.6	180.6
Depreciation and amortization expense	314.6	6.9	-	-	321.5
Income taxes (benefits)	959.2	36.8	32.6	(63.2)	965.4
Operating earnings (loss) (2)	1,770.9	145.5	38.1	(117.4)	1,837.1
Segment assets (3)	18,223.4	5,469.7	27,031.6	-	50,724.7

2006
Revenue from external customers (1)	$21,897.2	$1,846.5	$205.1	$-	$23,948.8
Net investment income	334.2	294.1	536.4	-	1,164.7
Interest expense	-	-	-	148.3	148.3
Depreciation and amortization expense	256.9	13.5	-	-	270.4
Income taxes (benefits)	847.6	48.6	56.7	(51.9)	901.0
Operating earnings (loss) (2)	1,572.7	132.7	38.9	(96.4)	1,647.9
Segment assets (3)	15,904.5	5,327.4	26,394.5	-	47,626.4

2005
Revenue from external customers (1)	$19,310.5	$1,835.3	$210.8	$-	$21,356.6
Net investment income	295.0	293.1	514.9	-	1,103.0
Interest expense	-	-	-	122.8	122.8
Depreciation and amortization expense	204.4	-	-	-	204.4
Income taxes (benefits)	827.9	51.0	44.1	(43.0)	880.0
Operating earnings (loss) (2)	1,427.7	127.7	33.2	(79.8)	1,508.8
Segment assets (3)	15,476.7	5,720.8	23,235.8	-	44,433.3
(1)
Revenue from the federal government was ten percent or more of our total revenue from external customers in 2007, 2006 and 2005.  We earned $3.8 billion, $3.0 billion and $2.1 billion of revenue from this customer in 2007, 2006 and 2005, respectively, in the Health Care and Group Insurance segments.

(2)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation below.
(3)
Large Case Pensions assets include $4.8 billion, $4.8 billion and $5.1 billion attributable to discontinued products at December 31, 2007, 2006 and 2005, respectively (excluding the receivable from Large Case Pensions’ continuing products which is eliminated in consolidation).

A reconciliation of operating earnings to income from continuing operations in our statements of income in 2007, 2006 and 2005 was as follows:

(Millions)	2007	2006	2005
Operating earnings	$1,837.1	$1,647.9	$1,508.8
Net realized capital (losses) gains, net of tax	(47.9)	24.1	21.1
Reduction of reserve for anticipated future losses on discontinued products (1)	41.8	75.0	43.4
Physician class action settlement insurance-related charge (2)	-	(47.1)	-
Debt refinancing charge (3)	-	(8.1)	-
Acquisition-related software charge (4)	-	(6.2)	-
Income from continuing operations	$1,831.0	$1,685.6	$1,573.3
(1)
We reduced the reserve for anticipated future losses on discontinued products by $41.8 million ($64.3 million pretax), $75.0 million ($115.4 million pretax) and $43.4 million ($66.7 million pretax) in 2007, 2006 and 2005, respectively.  We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more useful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited/charged to the reserve and do not affect our results of operations.  Refer to Note 20 beginning on page 78 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

(2)
As a result of a trial court’s ruling in 2006, we concluded that a $72.4 million pretax receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes.  As a result, we wrote-off this receivable in 2006.  We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006 (refer to Note 18 beginning on page 73).

(3)
In connection with the issuance of $2.0 billion of our senior notes in 2006, we redeemed all $700 million of our 8.5% senior notes due 2041.  In connection with this redemption, we wrote-off debt issuance costs associated with the 8.5% senior notes due 2041 and recognized the deferred gain from the interest rate swaps that had hedged the 8.5% senior notes due 2041 (in May 2005, we sold these interest rate swaps; the resulting gain from which was to be amortized over the remaining life of the 8.5% senior notes due 2041).  As a result of the foregoing, we recorded an $8.1 million ($12.4 million pretax) net charge in 2006.  We believe this charge neither relates to the ordinary course of our business nor reflects our underlying business performance, and therefore, we have excluded it from operating earnings in 2006 (refer to Notes 13 and 15 on pages 69 and 70, respectively).

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

Revenues from external customers by product in 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Health risk	$21,500.1	$19,153.5	$16,924.7
Health fees and other revenue	2,931.3	2,743.7	2,385.8
Group life	1,204.2	1,260.4	1,332.2
Group disability	577.1	483.3	408.1
Group long-term care	93.8	102.8	95.0
Large case pensions	216.9	205.1	210.8
Total revenue from external customers (1)	$26,523.4	$23,948.8	$21,356.6
(1)	All within the United States, except approximately $7 million, $4 million and $6 million in 2007, 2006 and 2005, respectively, which were derived from foreign customers.

The following is a reconciliation of reportable segment revenues to total revenues included in our statements of income in 2007, 2006 and 2005:

(Millions)	2007	2006	2005
Revenue from external customers	$26,523.4	$23,948.8	$21,356.6
Net investment income	1,149.9	1,164.7	1,103.0
Net realized capital (losses) gains	(73.7)	32.2	32.3
Total revenue	$27,599.6	$25,145.7	$22,491.9

Long-lived assets, principally within the United States, were $364 million and $284 million at December 31, 2007 and 2006, respectively.

20.	Discontinued Products

We discontinued the sale of our fully guaranteed large case pension products (single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”)) in 1993.  Under our accounting for these discontinued products, we established a reserve for anticipated future losses from these products, and we review it quarterly.  As long as the reserve continues to represent our then best estimate of expected future losses, results of operations of the discontinued products, including net realized capital gains and losses, are credited/charged to the reserve and do not affect our results of operations.  Our results of operations would be adversely affected to the extent that future losses on the discontinued products are greater than anticipated and positively affected to the extent future losses are less than anticipated.  The current reserve reflects our best estimate of anticipated future losses.

The factors contributing to changes in the reserve for anticipated future losses are:  operating income or loss (including investment income and mortality and retirement gains or losses) and realized capital gains or losses.  Operating income or loss is equal to revenue less expenses.  Realized capital gains or losses reflect the excess (deficit) of sales price over (below) the carrying value of assets sold and other-than-temporary impairments.  Mortality gains or losses reflect the mortality and retirement experience related to SPAs.  A mortality gain (loss) occurs when an annuitant or a beneficiary dies sooner (later) than expected.  A retirement gain (loss) occurs when an annuitant retires later (earlier) than expected.

At the time of discontinuance, a receivable from Large Case Pensions’ continuing products equivalent to the net present value of the anticipated cash flow shortfalls was established for the discontinued products.  Interest on the receivable is accrued at the discount rate that was used to calculate the reserve.  The offsetting payable, on which interest is similarly accrued, is reflected in continuing products.  Interest on the payable generally offsets the investment income on the assets available to fund the shortfall.  At December 31, 2007, the receivable from continuing products, net of related deferred taxes payable of $147 million on the accrued interest income, was $291 million.  At December 31, 2006, the receivable from continuing products, net of the related deferred taxes payable of $138 million on the accrued interest income, was $315 million.  These amounts were eliminated in consolidation.

Results of discontinued products in 2007 and 2006 were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net (1)
2007
Net investment income	$300.5	$-	$300.5
Net realized capital gains	27.0	(27.0)	-
Interest earned on receivable from continuing products	27.0	-	27.0
Other revenue	20.1	-	20.1
Total revenue	374.6	(27.0)	347.6
Current and future benefits	318.5	18.6	337.1
Operating expenses	10.5	-	10.5
Total benefits and expenses	329.0	18.6	347.6
Results of discontinued products	$45.6	$(45.6)	$-

2006
Net investment income	$340.4	$-	$340.4
Net realized capital gains	38.6	(38.6)	-
Interest earned on receivable from continuing products	28.9	-	28.9
Other revenue	15.0	-	15.0
Total revenue	422.9	(38.6)	384.3
Current and future benefits	330.7	42.0	372.7
Operating expenses	11.6	-	11.6
Total benefits and expenses	342.3	42.0	384.3
Results of discontinued products	$80.6	$(80.6)	$-
(1)	Amounts are reflected in our statements of income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Results of discontinued products in 2005 were as follows (pretax):

		Charged (Credited)
		to Reserve for
(Millions)	Results	Future Losses	Net (1)

2005
Net investment income	$324.2	$-	$324.2
Net realized capital gains	22.0	(22.0)	-
Interest earned on receivable from continuing products	30.6	-	30.6
Other revenue	16.3	-	16.3
Total revenue	393.1	(22.0)	371.1
Current and future benefits	342.8	17.1	359.9
Operating expenses	11.2	-	11.2
Total benefits and expenses	354.0	17.1	371.1
Results of discontinued products	$39.1	$(39.1)	$-
(1)	Amounts are reflected in our statements of income, except for interest earned on the receivable from continuing products, which was eliminated in consolidation.

Net realized capital (losses) gains from the sale of bonds supporting discontinued products were $(16) million, $23 million and $10 million (pretax) for 2007, 2006 and 2005, respectively.

Assets and liabilities supporting discontinued products at December 31, 2007 and 2006 were as follows: (1)

(Millions)	2007	2006
Assets:
Debt and equity securities available for sale	$3,025.2	$3,140.5
Mortgage loans	554.0	650.6
Other investments (2)	605.1	610.4
Total investments	4,184.3	4,401.5
Other assets	142.6	92.8
Collateral received under securities loan agreements	309.6	236.4
Current and deferred income taxes	121.4	110.3
Receivable from continuing products (3)	437.9	452.7
Total assets	$5,195.8	$5,293.7

Liabilities:
Future policy benefits	$3,614.5	$3,771.1
Policyholders' funds	21.0	23.4
Reserve for anticipated future losses on discontinued products	1,052.3	1,061.1
Collateral payable under securities loan agreements	309.6	236.4
Other liabilities	198.4	201.7
Total liabilities	$5,195.8	$5,293.7
(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2)
Includes debt securities on deposit as required by regulatory authorities of $24.1 million and $22.0 million at December 31, 2007 and 2006, respectively.  These securities are considered restricted assets and were included in long-term investments on our balance sheets.

(3)	The receivable from continuing products is eliminated in consolidation.

The discontinued products investment portfolio has changed since inception.  Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $554 million (13% of the investment portfolio) at December 31, 2007.  This was a result of maturities, prepayments and the securitization and sale of commercial mortgages.  Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to $76 million (2% of the investment portfolio) at December 31, 2007, primarily as a result of sales.  The resulting proceeds were primarily reinvested in debt and equity securities.

The change in the composition of the overall investment portfolio resulted in a change in the quality of the portfolio since 1993. As our exposure to commercial mortgage loans and real estate has diminished, additional investment return has been achieved by increasing the risk in the bond portfolio. At December 31, 1993, 60% of the debt securities had a quality rating of AAA or AA, and at December 31, 2007, 31% of the debt securities had a quality rating of AAA or AA.  However, management believes the level of risk in the total portfolio of assets supporting discontinued products was lower at December 31, 2007 than at December 31, 1993 due to the reduction of the portfolio’s exposure to mortgage loan and real estate investments.

At December 31, 2007 and 2006, net unrealized capital gains on debt securities available-for-sale are included above in other liabilities and are not reflected in consolidated shareholders’ equity.  The reserve for anticipated future losses is included in future policy benefits on our balance sheets.

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

Our assumptions about the cost of asset management and customer service reflect actual investment and general expenses allocated over invested assets.

The activity in the reserve for anticipated future losses on discontinued products in 2007, 2006 and 2005 was as follows (pretax):

(Millions)	2007	2006	2005
Reserve for anticipated future losses on discontinued products, beginning of period	$1,061.1	$1,052.2	$1,079.8
Operating income	10.0	38.6	12.4
Net realized capital gains	27.0	38.6	22.0
Mortality and other	8.6	3.4	4.7
Tax benefits	9.9	43.7	-
Reserve reduction	(64.3)	(115.4)	(66.7)
Reserve for anticipated future losses on discontinued products, end of period	$1,052.3	$1,061.1	$1,052.2

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $64 million ($42 million after tax), $115 million ($75 million after tax) and $67 million ($43 million after tax) of the reserve was released in 2007, 2006 and 2005, respectively, primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The current reserve reflects management’s best estimate of anticipated future losses.

The anticipated run-off of the discontinued products reserve balance at December 31, 2007 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:
(Millions)
2008	$46.3
2009	46.4
2010	46.2
2011	45.9
2012	45.5
2013-2017	216.1
2018-2022	184.5
2023-2027	144.8
2028-2032	108.5
Thereafter	168.1

At December 31, 2007, scheduled contract maturities, future benefit payments and other expected payments, including future interest, were as follows:

(Millions)
2008	$479.4
2009	464.8
2010	447.5
2011	432.5
2012	417.0
2013-2017	1,841.7
2018-2022	1,418.1
2023-2027	1,028.6
2028-2032	709.0
Thereafter	933.9

The liability expected at December 31, 1993 and actual liability balances at December 31, 2007, 2006 and 2005 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2005	$30.0	$3,708.6	$23.5	$3,908.4
2006	28.2	3,563.8	23.4	3,771.1
2007	26.4	3,414.7	21.0	3,614.5

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity.  The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

Distributions on discontinued products in 2007, 2006 and 2005 were as follows:

(Millions)	2007	2006	2005
Scheduled contract maturities, settlements and benefit payments	$468.0	$481.0	$492.2
Participant-directed withdrawals	.3	.4	.2

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

21.	Discontinued Operations

In 2004, the IRS completed the audit of our former parent company’s 1984 through 2000 (prior to December 13, 2000) tax returns and our 2000 (subsequent to December 13, 2000) and 2001 tax returns.  On July 8, 2004, we were notified that the Congressional Joint Committee on Taxation approved a tax refund of approximately $740 million, including interest, relating to businesses that our former parent company sold in the 1990s.  Also in 2004, we filed for, and were approved for, an additional $35 million tax refund related to other businesses that our former parent company sold.  The tax refunds were recorded as income from discontinued operations in 2004.  As a result of the resolution of these audits, we recorded favorable adjustments of approximately $255 million to existing tax liabilities in 2004 as income from discontinued operations, for a total of $1.03 billion of income from discontinued operations in 2004.  We received approximately $666 million of the tax refunds during 2004 and $69 million in 2005.  We received the final approximately $50 million payment of these refunds in 2006, which resulted in an additional $16 million of income from discontinued operations in 2006.

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

Our internal control over financial reporting process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our internal control over financial reporting at December 31, 2007.  In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework.”  Based on this assessment, management concluded that our internal control over financial reporting was effective at December 31, 2007.  Our internal control over financial reporting as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 84.

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

The Audit Committee of Aetna’s Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon.  Members of that firm also have the right of full access to each member of management in conducting their audits.  The report of KPMG LLP on their audit of our consolidated financial statements appears below.

Audit Committee Oversight
The Audit Committee of Aetna’s Board of Directors is comprised solely of independent directors.  The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and internal control over financial reporting.  Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by COSO.

As discussed in Notes 2 and 12 to the consolidated financial statements, effective December 31, 2006, the Company adopted the initial recognition provision of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” and effective January 1, 2007, they adopted the change in measurement date provision in the standard. Also, as discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”  Also, as discussed in Note 2 of the consolidated financial statements the Company changed its method of classifying investments in 2007.

/s/ KPMG LLP

Hartford, Connecticut
February 28, 2008

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2007
Total revenue	$6,700.0	$6,793.9	$6,961.3	$7,144.4

Income from continuing operations before income taxes	$663.9	$688.6	$759.3	$684.6
Income taxes	(229.3)	(237.3)	(262.6)	(236.2)
Net income	$434.6	$451.3	$496.7	$448.4

Net income per share - basic (1)	$.84	$.88	$.98	$.90
Net income per share - diluted (1)	.81	.85	.95	.87

Dividends declared per share	$-	$-	$.04	$-
Common stock prices, high	46.32	53.27	54.27	59.76
Common stock prices, low	40.89	44.19	46.95	52.85
2006
Total revenue	$6,234.7	$6,252.0	$6,299.5	$6,359.5

Income from continuing operations before income taxes	$597.3	$597.5	$728.8	$663.0
Income taxes	(211.7)	(208.0)	(252.4)	(228.9)
Income from discontinued operations, net of tax	16.1	-	-	-
Net income	$401.7	$389.5	$476.4	$434.1

Net income per share - basic (1)	$.71	$.69	$.89	$.83
Net income per share - diluted (1)	.68	.67	.85	.80

Dividends declared per share	$-	$-	$.04	$-
Common stock prices, high	52.32	49.33	41.26	43.71
Common stock prices, low	44.54	36.93	30.99	38.53
(1)	Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor’s 500 Stock Index (“S&P 500”) and the cumulative total return on the published Morgan Stanley Healthcare Payors Index (“MSHPI”) from December 31, 2002 through December 31, 2007.  The graph assumes a $100 investment in shares of our common stock on December 31, 2002.

(1)
At December 31, 2007, the companies included in the MSHPI were:  Aetna Inc., Amerigroup Corporation, Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., Sierra Health Services, Inc., UnitedHealth Group Incorporated and Wellpoint, Inc.

SHAREHOLDER RETURNS OVER THE PERIOD SHOWN ON THE CORPORATE PERFORMANCE GRAPH SHOULD NOT BE CONSIDERED INDICATIVE OF FUTURE SHAREHOLDER RETURNS