Form 10-K, Exhibit 13
period 2008-12-31
AETNA INC /PA/
filed 2009-02-27
CIK 1122304

Exhibit 13.1

2008 Aetna Annual Report, Financial Report to Shareholders

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2008 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Page	Description
2 - 42
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) The MD&A provides a review of our operating results for the years 2006 through 2008, as well as our financial condition at December 31, 2008 and 2007.  The MD&A should be read in conjunction with our consolidated financial statements and notes thereto.  The MD&A is comprised of the following:

2
Overview – We begin our MD&A with an overview of earnings and cash flows for the years 2006 through 2008, as well as our outlook for 2009.  In this section, we also discuss significant changes to our management and Board of Directors.

5	Health Care – We provide a quantitative and qualitative discussion about the factors affecting Health Care revenues and operating earnings in this section.

8	Group Insurance – We provide a quantitative and qualitative discussion about the factors affecting Group Insurance revenues and operating earnings in this section.

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

32
Forward-Looking Information/Risk Factors – We conclude our MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, financial condition or results of operations.

43	Selected Financial Data – We provide selected annual financial data for the most recent five years.

44
Consolidated Financial Statements – Includes our consolidated balance sheets at December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008.  These financial statements should be read in conjunction with the accompanying Notes to Consolidated Financial Statements.

48	Notes to Consolidated Financial Statements

84
Reports of Management and our Independent Registered Public Accounting Firm – We include a report from management on its responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP’s opinion on our consolidated financial statements and internal control over financial reporting.

86	Quarterly Data (unaudited) – We provide selected quarterly financial data for each of the quarters in 2008 and 2007.

86
Corporate Performance Graph – We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indices from December 31, 2003 through December 31, 2008.

Annual Report - Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving approximately 36.5 million people with information and resources to help them make better informed decisions about their health care.  We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities and health care management services for Medicaid plans.  Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2008	2007	2006
Revenue:
Health Care	$28,775.0	$24,768.6	$22,240.5
Group Insurance	1,710.7	2,139.5	2,152.1
Large Case Pensions	465.0	691.5	753.1
Total revenue	30,950.7	27,599.6	25,145.7
Net income	1,384.1	1,831.0	1,701.7
Operating earnings: (1)
Health Care	1,895.4	1,770.9	1,572.7
Group Insurance	140.0	145.5	132.7
Large Case Pensions	39.2	38.1	38.9
Cash flows from operations	2,206.9	2,065.5	1,688.3
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

Net income for 2008 includes after tax net realized capital losses of $482 million, primarily reflecting approximately $327 million of yield-related other-than-temporary impairments (“OTTI”) and approximately $92 million of credit-related OTTI of debt securities.  The losses resulted from declines in the market value in our investment portfolio as a result of deteriorating global economic conditions.  Refer to Net Realized Capital Gains and Losses beginning on page 13 for additional information.  We analyze our results of operations based on operating earnings, which exclude net realized capital gains and losses as well as other items from net income.  The combination of total revenue growth and higher underwriting margins contributed to an improvement in our operating earnings in each of the last three years.  Operating earnings in 2008 reflect lower net investment income compared to 2007, reflecting the difficult investment climate experienced primarily in the latter half of 2008.  We also achieved strong cash flows from operations in 2008 and 2007 (refer to Liquidity and Capital Resources beginning on page 14).

During 2008 and 2007, our Health Care medical membership grew, increasing by 848,000 in 2008 (refer to Health Care – Membership on page 8) and 1.4 million in 2007.  This growth occurred in both our Insured (where we assume all or a majority of risk for medical and dental care costs) and our administrative services contract (“ASC”) (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs) medical products in 2008 and 2007.  In addition, during 2008 and 2007 we had growth in our dental and pharmacy products.  At December 31, 2008, we served approximately 17.7 million medical members, 14.1 million dental members and 11.1 million pharmacy members.

During 2008 and 2007, premium rates increased as well.  Together with the growth in membership, these rate increases contributed to the expansion of our total revenue, which increased approximately $3.4 billion in 2008 and $2.5 billion in 2007.
Annual Report - Page 2

Underwriting margins in our Health Care segment, which represent the amount of premiums in excess of health care costs, improved in 2008 and 2007 on a total dollar basis, when compared to the prior periods, reflecting membership growth and premium rate increases as well as our focus on medical cost management.

During 2008 and 2007, we managed our capital in support of both new and ongoing initiatives.
During 2008 and 2007, we generated substantial cash flow from our businesses.  We used this capital to support our organic growth strategies and repurchase our common stock.  During 2007, we also used our capital to fund targeted acquisitions in support of our strategy.

In 2008 and 2007, we repurchased approximately 43 million and 33 million shares of common stock at a cost of approximately $1.8 billion and $1.7 billion, respectively, under share repurchase programs authorized by Aetna’s Board of Directors (the “Board”) in order to return available capital to shareholders.

In addition, we continue to invest in the development of our business by acquiring companies that support our strategy as well as continuing the introduction or enhancement of new products and services.  In 2007, we completed two acquisitions for an aggregate purchase price of approximately $613 million, expanding our Health Care product offerings by acquiring a leading provider of health care management services for Medicaid plans and a leading managing general underwriter (or underwriting agent) for international private medical insurance that offers expatriate benefits to individuals, small and medium enterprises, and large multinational clients around the world.

In 2008 and 2007, we issued $500 million and $700 million of senior notes, respectively, to secure long-term capital at favorable rates.  Refer to Liquidity and Capital Resources beginning on page 14 and Note 13 of Notes to Consolidated Financial Statements beginning on page 70 for additional information.

Outlook for 2009
We expect the current economic downturn and economic challenges to continue throughout 2009, resulting in continued capital markets volatility and downward pressure on our investment income and lower interest rates.  We expect unemployment to rise, leading to in-group membership attrition for our existing customers.  We also expect to see upward pressure on medical provider unit costs as providers seek to adjust to their own economic challenges.

Our goals for 2009 are to: profitably grow membership and earnings; deliver superior medical quality and total cost management; improve our expense structure through enhanced productivity; create customer value through innovation and technology; deliver a best-in-class customer experience; and enhance our diverse, high performance culture and work force.  Our 2009 outlook is as follows:

Our operating expense ratio is expected to be higher from a significant increase in pension expense.  As a result of investment losses experienced by our pension plan assets in 2008, we expect our 2009 pension expense to increase approximately $383 million pretax compared to 2008.  However, we continue to take actions to improve the efficiency of our operations, including efforts to leverage existing infrastructure to support additional growth as well as improvements in systems and processes.  We will continue to focus 2009 spending on operational improvements, including self-service and administrative technologies that will yield future benefits.

Health Care membership is targeted for growth in 2009.  We continue to take actions to increase membership in 2009, including efforts to reach customers via an integrated product approach in order to generate sales to new customers, as well as increased cross-sell penetration within our existing membership base and via targeted geographic marketing.  We expect the majority of our membership growth to be in ASC medical members.  We also expect to expand the use of our medical management processes to lower health care costs, which could result in expanded underwriting margins.  If we achieve these projected membership increases combined with medical management initiatives and price increases, it would contribute to higher revenue in our Health Care segment.

Corporate interest expense is expected to increase in 2009. We expect corporate interest expense to increase due to the increase in average debt outstanding resulting from our 2008 financing activities.
Annual Report - Page 3

Capital deployment.  In 2009, we intend to continue to pursue strategic acquisitions and other business development activities that support our strategy for growth and profitability.  We also intend to continue to deploy our capital through share repurchases.

Refer to Forward-Looking Information/Risk Factors beginning on page 32 for information regarding other important factors that may materially affect us.

Executive Management and Board Updates
During 2008, we announced the following changes to the Board and our management team:

•
Richard J. Harrington was appointed to the Board in September 2008.  Mr. Harrington is Chairman of the Thomson Reuters Foundation.  He also serves on the Board’s Audit Committee and Investment and Finance Committee.  With the addition of Mr. Harrington, the Board consists of thirteen directors.

•	Lonny Reisman, M.D., was appointed Senior Vice President and Chief Medical Officer in November 2008 and succeeded Troyen A. Brennan, M.D., who resigned.

•	Rajan Parmeswar, Vice President, Controller and Chief Accounting Officer, joined Aetna in August 2008 and succeeded Ronald M. Olejniczak, who retired in July 2008.

•	Gery J. Barry, Chief Strategy Officer, joined Aetna in August 2008.

•
Additionally, Timothy A. Holt, Senior Vice President and Chief Investment Officer, retired in February 2008.  Mr. Holt’s successor, Jean LaTorre, reports to Joseph M. Zubretsky, Executive Vice President and Chief Financial Officer.

Segment Results and Use of Non-GAAP Measures in this Document
The discussion of our results of operations that follows is presented based on our reportable segments in accordance with FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and is consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 79.  Each segment’s discussion of results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing the segment’s financial performance and making operating decisions, such as allocating resources to the segment.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Our discussion of the results of operations of each business segment is based on operating earnings, which exclude net realized capital gains and losses as well as other items, if any, from net income reported in accordance with GAAP.  We believe excluding net realized capital gains and losses from net income to arrive at operating earnings provides more meaningful information about our underlying business performance.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations.  We also may exclude other items that do not relate to the ordinary course of our business from net income to arrive at operating earnings.  In each segment discussion that follows, we present a table that reconciles operating earnings to net income reported in accordance with GAAP.  Each table details the net realized capital gains and losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income in calculating operating earnings.

Annual Report - Page 4

HEALTH CARE

Health Care consists of medical, pharmacy benefits management, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis.  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account.  We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, and stop loss insurance, as well as products that provide access to our provider network in select markets.  We separately track premiums and health care costs for Medicare and Medicaid products.  The grouping referred to as Commercial includes all medical, dental and other insured products, except Medicare and Medicaid.

Operating Summary

(Millions)	2008	2007	2006
Premiums:
Commercial	$20,096.2	$18,656.8	$17,356.5
Medicare	4,816.1	2,598.3	1,787.7
Medicaid	595.0	245.0	9.3
Total premiums	25,507.3	21,500.1	19,153.5
Fees and other revenue	3,202.6	2,931.3	2,743.7
Net investment income	341.3	370.9	334.2
Net realized capital (losses) gains	(276.2)	(33.7)	9.1
Total revenue	28,775.0	24,768.6	22,240.5
Health care costs	20,785.5	17,294.8	15,301.0
Operating expenses:
Selling expenses	1,055.2	966.6	867.4
General and administrative expenses	4,281.8	3,708.3	3,618.6
Total operating expenses	5,337.0	4,674.9	4,486.0
Amortization of other acquired intangible assets	101.3	90.7	80.4
Total benefits and expenses	26,223.8	22,060.4	19,867.4
Income before income taxes	2,551.2	2,708.2	2,373.1
Income taxes	924.5	959.2	847.6
Net income	$1,626.7	$1,749.0	$1,525.5

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2008	2007	2006
Net income	$1,626.7	$1,749.0	$1,525.5
Net realized capital losses (gains)	213.1	21.9	(8.0)
Severance and facility charge (1)	35.6	-	-
Contribution for the establishment of an out-of-network pricing database (1)	20.0	-	-
Physician class action settlement insurance-related charge (1)	-	-	47.1
Debt refinancing charge (1)	-	-	8.1
Operating earnings	$1,895.4	$1,770.9	$1,572.7
(1)	The following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:
• In 2008, we recorded a severance and facility charge of $35.6 million ($54.7 million pretax) related to actions taken.

• As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases at a future date, we have committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates.

• As a result of a trial court’s ruling in 2006, we concluded that a $47.1 million ($72.4 million pretax) receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes.  As a result, we wrote-off this receivable in 2006.

• In connection with the issuance of $2.0 billion of our senior notes in 2006, we redeemed all $700 million of our 8.5% senior notes due 2041.  In connection with this redemption, we wrote-off debt issuance costs associated with the redeemed notes and recognized the deferred gain from the interest rate swaps that had hedged the redeemed notes.  As a result of the foregoing, we recorded an $8.1 million ($12.4 million pretax) net charge in 2006.

Annual Report - Page 5

Higher revenue and underwriting margins as well as operating expense efficiencies contributed to earnings growth in 2008 and 2007
Operating earnings for 2008 increased $125 million from 2007, which had increased $198 million from 2006.  These increases in operating earnings reflect growth in premiums and fees and other revenue, as well as higher underwriting margins and improved operating expense efficiencies (total operating expenses divided by total revenue).  The growth in premiums and fees and other revenue resulted from increases in membership levels (refer to Membership on page 8) and premium rate increases for renewing membership.  Furthermore, growth in premiums and fees and other revenue in 2008 and 2007 reflect our recent acquisitions.  Refer to Note 3 of Notes to Consolidated Financial Statements on page 55 for a discussion of our acquisitions.  Premium growth in 2008 and 2007 was also attributed to our new Private-Fee-for-Service Medicare plan (“PFFS”) product, which we began offering effective January 1, 2007.

Underwriting margins (premiums less health care costs) increased in 2007 and 2008 over the prior year, reflecting growth in premiums (as discussed above) partially offset by higher health care costs.

Although we became more efficient based on our operating expenses as a percentage of revenue, our total operating expenses increased in 2008 and 2007 over the prior years (primarily due to the growth in our membership).  Total operating expenses increased due to higher general and administrative expenses as a result of higher employee related costs, outside services and other expenses associated with higher membership and higher selling expenses (reflecting an increase in commissionable premiums and premium taxes both from membership growth).  Total operating expenses in 2008 also reflect the $55 million pretax severance and facility charge and the $20 million contribution for the establishment of a new independent database for determining out-of-network reimbursement rates.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by premiums. Our MBRs by product for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Commercial	80.3%	79.5%	79.3%
Medicare	85.6%	86.8%	85.2%
Medicaid	87.4%	88.4%	n/m	(1)
Total	81.5%	80.4%	79.9%
(1)	Our Medicaid results were not meaningful prior to the 2007 acquisition of Schaller Anderson, Incorporated.

Refer to the following discussion of Commercial, Medicare and Medicaid results for an explanation of the changes in our MBR.

The operating results of our Commercial products continued to grow in 2008 and 2007
Commercial premiums increased approximately $1.4 billion in 2008 compared to 2007, and increased approximately $1.3 billion in 2007 compared to 2006.  The increases in 2008 and 2007 reflect premium rate increases on renewing business and increases in membership levels (refer to Membership on page 8).

Our Commercial MBRs were 80.3% for 2008, 79.5% for 2007 and 79.3% for 2006.  The Commercial MBRs in 2008 and 2007 increased when compared to the prior year MBRs reflecting a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums.  The increase in per member health care costs in 2008 was driven primarily by increases in costs related to physician services, laboratory services, emergency room and ancillary services as well as moderate increases in hospital inpatient and outpatient costs.  Increases in per member health care costs in 2007 were due to increases across all medical categories, with larger increases in inpatient and outpatient costs than other categories.

We had no significant development of prior period health care cost estimates that affected results of operations in 2008, 2007 or 2006.  The calculation of Health Care Costs Payable is a critical accounting estimate (refer to Critical Accounting Estimates – Health Care Costs Payable beginning on page 18 for additional information).

Medicare results reflects growth in 2008 and 2007
Our Medicare Advantage contracts with the federal government are renewable for a one-year period on a calendar-year basis.  We expanded our Medicare Advantage HMO and PPO offerings into select additional markets in 2008 and 2007 and now offer Medicare Advantage HMO and PPO products in 224 counties in 19 states and Washington,
Annual Report - Page 6

D.C.  We have been a national provider of PDP since 2006.  In 2007, we began offering Medicare Advantage PFFS products in select markets for individuals and nationally for employer groups.  Medicare Advantage PFFS complements our PDP product, forming an integrated fully insured Medicare product nationwide.  We intend to continue providing each of our Medicare Advantage as well as our PDP products in 2009.

Medicare premiums increased approximately $2.2 billion in 2008, compared to 2007, and increased approximately $811 million in 2007 compared to 2006.  The increase in 2008 and 2007 primarily reflects the introduction of our new PFFS product, which was effective January 1, 2007, including the conversion of a large customer’s membership from a Commercial ASC plan to a Medicare Insured plan in 2008.  The increase in 2008 and 2007 was also due to increases in premiums as a result of higher membership levels, rate increases from the Centers for Medicare & Medicaid Services (“CMS”) and premium rate increases.

Our Medicare MBRs were 85.6% for 2008, 86.8% for 2007 and 85.2% for 2006.  We had no significant development of prior period health care cost estimates that affected results of operations in 2008, 2007 or 2006.  The decrease in our Medicare MBR in 2008 reflects a percentage increase in our per member premiums that outpaced the percentage increase in per member health care costs.  The increase in our Medicare MBR in 2007 compared to 2006 reflects a change in our product mix as a result of the introduction of PFFS as well as a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums.  The increases in our per member health care costs during 2007 were primarily due to increases in pharmaceutical costs.

Medicaid results for 2008 and 2007 reflect growth from the Schaller Anderson, Incorporated (“Schaller Anderson”) acquisition.
Medicaid premiums increased approximately $350 million in 2008 compared to 2007 and increased approximately $236 million in 2007 compared to 2006.  These increases primarily reflect an increase in premiums as a result of our acquisition of Schaller Anderson in July 2007.  The Medicaid MBRs were 87.4% for 2008 and 88.4% for 2007 (the 2006 Medicaid MBR was not meaningful prior to the acquisition of Schaller Anderson).  We had no significant development of prior period health care cost estimates that affected results of operations in 2008 or 2007.

Other Sources of Revenue
Fees and other revenue for 2008 increased $271 million compared to 2007 and increased $188 million in 2007 compared to 2006, reflecting revenue from our recent acquisitions of Schaller Anderson and Goodhealth Worldwide (Bermuda) Limited (“Goodhealth”) as well as growth in ASC membership.

Net investment income for 2008 decreased $30 million compared to 2007 primarily reflecting lower income from alternative investments.  Net investment income for 2007 increased $37 million compared to 2006, primarily reflecting higher average asset levels and higher average yields on debt securities.

Net realized capital losses in 2008 and 2007 were due primarily to OTTI of debt securities (refer to our discussion of Investments – Net Realized Capital Gains and Losses on page 13 for additional information).

Annual Report - Page 7

Membership
Health Care’s membership at December 31, 2008 and 2007 was as follows:

	2008			2007
(Thousands)	Insured	ASC	Total	Insured	ASC	Total
Medical:
Commercial (1)	5,595	10,893	16,488	5,390	10,453	15,843
Medicare	366	-	366	193	14	207
Medicaid (1)	207	640	847	166	637	803
Total Medical Membership	6,168	11,533	17,701	5,749	11,104	16,853

Consumer-Directed Health Plans (2)			1,431			994

Dental:
Commercial	5,012	7,494	12,506	5,037	7,269	12,306
Medicare and Medicaid (1)	229	374	603	190	398	588
Network Access (3)	-	1,015	1,015	-	938	938
Total Dental Membership	5,241	8,883	14,124	5,227	8,605	13,832
Pharmacy:
Commercial (1)			9,846			9,613
Medicare PDP (stand-alone)			375			311
Medicare Advantage PDP			195			151
Medicaid (1)			25			21
Total Pharmacy Benefit Management Services			10,441			10,096
Mail Order (4)			657			636
Total Pharmacy Membership			11,098			10,732
(1)
Approximately 28,000 State Children’s Health Insurance Program (“SCHIP”) medical members and 21,000 of both SCHIP pharmacy and dental members at December 31, 2007 were reclassified from Commercial to Medicaid in 2008.  Additionally, dental membership at December 31, 2007 was revised to include Schaller Anderson (Medicaid) membership to conform with the 2008 presentation.

(2)	Represents members in consumer-directed health plans included in Commercial medical membership above.
(3)	Represents members in products that allow these members access to our dental provider network for a nominal fee.
(4)	Represents members who purchased medications through our mail order pharmacy operations during the fourth quarter of 2008 and 2007, respectively, and are included in pharmacy membership above.

Total medical membership at December 31, 2008 increased compared to 2007.  The increase in medical membership was primarily due to growth in our Commercial and Medicare products.  Growth in Commercial membership was driven by membership growth within existing plan sponsors and new customers, net of lapses.  Growth in Medicare membership was primarily due to growth in our group PFFS plans, including the conversion of a large customer from a Commercial ASC plan to a Medicare Insured plan.

Total dental membership at December 31, 2008 increased compared to 2007 primarily due to membership growth from both new and current customers.

Total pharmacy membership increased at December 31, 2008 compared to 2007 primarily due to growth in our pharmacy benefit management services and mail order operations.  Our pharmacy benefit management services growth was due in part to an increase in Commercial pharmacy membership as well as Medicare Part D prescription drug program membership.  Mail order operations reflected an increase in member utilization during this time period.

GROUP INSURANCE

Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life insurance, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage.  Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult

Annual Report - Page 8

day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.

Operating Summary

(Millions)	2008	2007	2006
Premiums:
Life	$1,062.7	$1,201.4	$1,257.6
Disability	534.6	478.8	401.5
Long-term care	86.3	93.8	102.8
Total premiums	1,683.6	1,774.0	1,761.9
Fees and other revenue	97.9	101.1	84.6
Net investment income	240.4	303.0	294.1
Net realized capital (losses) gains	(311.2)	(38.6)	11.5
Total revenue	1,710.7	2,139.5	2,152.1
Current and future benefits	1,468.8	1,619.2	1,646.8
Operating expenses:
Selling expenses	94.4	94.3	85.3
General and administrative expenses	305.7	261.9	232.3
Total operating expenses	400.1	356.2	317.6
Amortization of other acquired intangible assets	6.9	6.9	5.2
Total benefits and expenses	1,875.8	1,982.3	1,969.6
(Loss) income before income taxes	(165.1)	157.2	182.5
Income taxes	(53.0)	36.8	48.6
Net (loss) income	$(112.1)	$120.4	$133.9

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2008	2007	2006
Net (loss) income	$(112.1)	$120.4	$133.9
Net realized capital losses (gains)	224.7	25.1	(7.4)
Allowance on reinsurance recoverable (1)	27.4	-	-
Acquisition-related software charge (1)	-	-	6.2
Operating earnings	$140.0	$145.5	$132.7
(1)	The following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

• As a result of the liquidation proceedings of Lehman Re Ltd. (“Lehman Re”), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008.  This reinsurance is on a closed block of paid-up group whole life insurance business.

• As a result of the acquisition of Broadspire Disability in 2006, we acquired certain software which eliminated the need for similar software we had been developing internally.  As a result, we ceased our own software development and impaired amounts previously capitalized, resulting in a $6.2 million ($8.3 million pretax) charge to net income, reflected in general and administrative expenses for 2006.

Operating earnings for 2008 decreased $6 million when compared to 2007, reflecting lower net investment income partially offset by a higher underwriting margin due to favorable disability and long-term care results.  Lower net investment income in 2008 compared to 2007 was primarily due to lower income from alternative investments.  Operating earnings for 2007 increased $13 million compared to 2006, reflecting a higher underwriting margin and higher net investment income partially offset by higher general and administrative expenses.  The 2007 growth in fees and other revenue and general and administrative expenses primarily related to the March 2006 acquisition of Broadspire Disability.

Life premiums decreased in 2008 compared to 2007 reflecting the lapse of several large customers, however these lapses did not materially affect operating earnings.

Our group benefit ratios were 87.2% for 2008, 91.3% for 2007 and 93.5% for 2006.  The decrease in our group benefit ratio for 2008 compared to 2007 was primarily due to favorable disability and long-term care experience.  The decrease in our group benefit ratio in 2007 compared to 2006 was primarily due to favorable life and disability experience.
Annual Report - Page 9

Net realized capital losses for 2008 and 2007 were due primarily to losses on OTTI of debt securities (refer to our discussion of Investments - Net Realized Capital Gains and Losses beginning on page 13 for additional information).

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2008	2007	2006
Premiums	$193.2	$205.3	$194.1
Net investment income	328.3	476.0	536.4
Other revenue	12.0	11.6	11.0
Net realized capital (losses) gains	(68.5)	(1.4)	11.6
Total revenue	465.0	691.5	753.1
Current and future benefits	469.9	628.9	672.2
General and administrative expenses	14.4	15.3	17.0
Reduction of reserve for anticipated future losses on discontinued products	(43.8)	(64.3)	(115.4)
Total benefits and expenses	440.5	579.9	573.8
Income before income taxes	24.5	111.6	179.3
Income taxes	1.3	32.6	56.7
Net income	$23.2	$79.0	$122.6

The table presented below reconciles operating earnings to net income reported in accordance with GAAP:

(Millions)	2008	2007	2006
Net income	$23.2	$79.0	$122.6
Net realized capital losses (gains)	44.5	.9	(8.7)
Reduction of reserve for anticipated future losses on discontinued products (1)	(28.5)	(41.8)	(75.0)
Operating earnings	$39.2	$38.1	$38.9
(1)
In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly.  Changes in this reserve are recognized when deemed appropriate.  We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax) in 2008, $41.8 million ($64.3 million pretax) in 2007 and $75.0 million ($115.4 million pretax) in 2006.  We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more meaningful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited or charged to the reserve and do not affect our results of operations.

Net realized capital losses in 2008 were primarily due to OTTI of debt securities (refer to our discussion of Investments - Net Realized Capital Gains and Losses beginning on page 13 for additional information).

Discontinued Products in Large Case Pensions
Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us and we projected that they would continue to generate future losses over their life (which is greater than 30 years), so we established a reserve for anticipated future losses at the time of discontinuance.  We provide additional information on this reserve, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 81.  Please refer to this note for additional information.

Annual Report - Page 10

The operating summary for Large Case Pensions on page 10 includes revenues and expenses related to our discontinued products with the exception of net realized capital gains and losses which are recorded as part of current and future benefits.  Since we established a reserve for future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the operating results of our discontinued products are applied against the reserve and do not impact operating earnings or net income for Large Case Pensions.  However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income.  In those cases, we disclose such adjustment separately in the operating summary.

The activity in the reserve for anticipated future losses on discontinued products in 2008, 2007 and 2006 was as follows:

(Millions)	2008	2007	2006
Reserve, beginning of period	$1,052.3	$1,061.1	$1,052.2
Operating (loss) income	(93.4)	28.5	85.7
Net realized capital (losses) gains	(124.7)	27.0	38.6
Reserve reduction	(43.8)	(64.3)	(115.4)
Reserve, end of period	$790.4	$1,052.3	$1,061.1

During 2008, our discontinued products reflected an operating loss and net realized capital losses, both attributable to the unfavorable investment conditions that existed in the latter half of 2008.  The operating loss in 2008 reflects lower net investment income than we experienced in 2007, primarily related to alternative investments.  Net realized capital losses in 2008 are comprised substantially of OTTI of debt securities, a majority of which are yield-related and were caused by the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008.  Accounting guidance requires us to recognize OTTI on these securities in order to maintain our flexibility in managing this portfolio; however, these securities continue to perform and are generating investment income to support the cash flows of our discontinued products.  We have evaluated the operating losses and the yield-related OTTI in 2008 against our expectations of future cash flows assumed in estimating the reserve and do not believe an adjustment to the reserve is required at December 31, 2008.

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, $44 million ($29 million after tax), $64 million ($42 million after tax) and $115 million ($75 million after tax) was released in 2008, 2007 and 2006, respectively.  The 2008 reserve reduction was primarily due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The 2007 and 2006 reserve reductions were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The current reserve reflects management’s best estimate of anticipated future losses.

Assets Managed by Large Case Pensions
At December 31, 2008 and 2007, Large Case Pensions assets under management consisted of the following:

(Millions)	2008	2007
Assets under management: (1)
Fully guaranteed discontinued products	$3,840.2	$4,225.1
Experience-rated	4,226.8	4,554.3
Non-guaranteed (2)	2,630.5	15,376.2
Total assets under management	$10,697.5	$24,155.6
(1)	Excludes net unrealized capital (losses) gains of ($111.2) million and $143.4 million at December 31, 2008 and 2007, respectively.
(2)
In 2008, approximately $12.4 billion of our mortgage loan and real estate Separate Account assets transitioned out of our business.  Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for additional information.

Annual Report - Page 11

Assets supporting experience-rated products (where the contract holder, not us, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to contract holder or participant withdrawals.  For the years ended December 31, 2008, 2007 and 2006, experience-rated contract holder and participant-directed withdrawals were as follows:

(Millions)	2008	2007	2006
Scheduled contract maturities and benefit payments (1)	$338.8	$353.6	$361.3
Contract holder withdrawals other than scheduled contract maturities and benefit payments (2)	31.1	39.4	202.2
Participant-directed withdrawals (2)	3.9	6.0	16.9
(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.
(2)
Approximately $524.3 million, $534.9 million and $515.5 million at December 31, 2008, 2007 and 2006, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments.  Further, approximately $93.2 million, $118.7 million and $127.8 million at December 31, 2008, 2007 and 2006, respectively, of experience-rated pension contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

INVESTMENTS

At December 31, 2008 and 2007, our investment portfolio consisted of the following:

(Millions)	2008	2007
Debt and equity securities	$13,993.3	$15,131.9
Mortgage loans	1,679.9	1,512.6
Other investments	1,196.2	1,247.1
Total investments	$16,869.4	$17,891.6

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

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for additional information).  Our total investments supported the following products at December 31, 2008 and 2007:

(Millions)	2008	2007
Supporting experience-rated products	$1,582.8	$1,854.9
Supporting discontinued products	3,635.1	4,184.3
Supporting remaining products	11,651.5	11,852.4
Total investments	$16,869.4	$17,891.6

The decrease in investments in 2008 compared to 2007 was primarily due to the decline in the value of our debt securities as a result of the adverse market conditions in 2008.  Refer to Debt and Equity Securities and Net Realized Capital Gains and Losses beginning on pages 12 and 13, respectively, for additional information.

Debt and Equity Securities
The debt securities in our portfolio had an average quality rating of A+ at December 31, 2008 and 2007, with approximately $4.3 billion at December 31, 2008 and $5.3 billion at December 31, 2007 rated AAA.  Total debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) at December 31, 2008 and 2007 were $640 million and $791 million, respectively (of which 18% at December 31, 2008 and 24% at December 31, 2007 supported our discontinued and experience-rated products).

At December 31, 2008 and 2007, we held approximately $824 million and $627 million, respectively, of municipal debt securities and $64 million and $142 million, respectively, of structured product debt securities that were guaranteed by third parties, collectively representing approximately 5% and 4%, respectively, of our total
Annual Report - Page 12

investments.  These securities had an average credit rating of AA- at December 31, 2008 and AAA at December 31, 2007 with the guarantee.  Without the guarantee, the average credit rating of the municipal debt securities was A+ on each date.  The structured product debt securities are not rated by the rating agencies on a standalone basis.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

We classify our debt and equity securities as available for sale, carrying them at fair value on our balance sheet.  Approximately 3% of our debt and equity securities at December 31, 2008 are valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with FAS 157, “Fair Value Measurements”).  Refer to Note 15 of Notes to Consolidated Financial Statements beginning on page 72 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

At December 31, 2008 and 2007, our debt and equity securities had net unrealized (losses) gains of $(500) million and $209 million, respectively, of which $(123) million and $145 million, respectively, related to our experience-rated and discontinued products.  Certain of our individual debt securities, primarily those of issuers in the financial services sector, have higher levels of unrealized capital losses at December 31, 2008 due to increases in credit spreads relative to interest rates on U.S. Treasury securities in 2008, rather than unfavorable changes in the credit quality of such securities.  We have reviewed these individual debt securities for OTTI (see below) and have the intent and ability to hold these securities until market recovery.  We had no material unrealized capital losses on individual debt or equity securities at December 31, 2007.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 58 for details of net unrealized capital gains and losses by major security type, as well as details on our debt and equity securities with unrealized losses at December 31, 2008 and 2007.  We regularly review our debt and equity securities to determine if a decline in fair value below the carrying value is other-than-temporary.  If we determine a decline in fair value is other-than-temporary, the carrying amount of the security is written down, and the amount of the write down is included in our results of operations.  Accounting for OTTI of our investment securities is considered a critical accounting estimate.  Refer to Critical Accounting Estimates - Other-Than-Temporary Impairment of Investment Securities beginning on page 22 for additional information.

Net Realized Capital Gains and Losses
Net realized capital (losses) gains were $(656) million in 2008, $(74) million in 2007 and $32 million in 2006.  Included in net realized capital losses were $502 million for 2008 and $125 million for 2007, of yield-related OTTI losses.

Yield-related OTTI losses were primarily due to the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008 and increases in the interest rates on U.S. Treasury securities in 2007.  During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities.  The lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

Included in net realized capital losses for 2008 were $141 million credit-related OTTI losses of which $105 million related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc.  We had no other individually material realized capital losses on debt or equity securities that impacted our results of operations during 2008 or 2007.  Refer to Critical Accounting Estimates - Other-Than-Temporary Impairments of Investment Securities beginning on page 22 for additional information.

Mortgage Loans
Our mortgage loan portfolio (which is collateralized by commercial real estate) represented 10% and 8% of our total invested assets at December 31, 2008 and 2007, respectively.  At December 31, 2008, our mortgage loans continued to be performing assets.  In accordance with our accounting policies, there were no specific impairment reserves on these loans at December 31, 2008 or 2007.  Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements beginning on pages 48 and 58, respectively, for additional information.
Annual Report - Page 13

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate.  We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio.  In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads.  Our use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, warrants, forward contracts, futures contracts and credit default swaps.  These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, we expect these instruments to reduce overall risk.

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

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, results of operations or cash flows as of December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
Generally, we meet our operating cash requirements by maintaining appropriate levels of liquidity in our investment portfolio and using overall cash flows from premiums, deposits and income received on investments.  We monitor the duration of our portfolio of debt securities (which is highly marketable) and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities.  Overall cash flows are used primarily for claim and benefit payments, operating expenses and share repurchases.

Presented in the following table is a condensed statement of cash flows for the years ended December 31, 2008, 2007 and 2006.  We present net cash flows used for operating activities of continuing operations and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities).  Refer to the Consolidated Statements of Cash Flows on page 47 for additional information.

Annual Report - Page 14

(Millions)	2008	2007	2006
Cash flows from operating activities
Health Care and Group Insurance (including corporate interest)	$2,397.6	$2,367.7	$1,917.6
Large Case Pensions	(190.7)	(302.2)	(279.0)
Net cash provided by operating activities of continuing operations	2,206.9	2,065.5	1,638.6
Discontinued operations	-	-	49.7
Net cash provided by operating activities	2,206.9	2,065.5	1,688.3

Cash flows from investing activities
Health Care and Group Insurance	(1,485.2)	(1,391.5)	(931.3)
Large Case Pensions	411.9	353.7	378.0
Net cash used for investing activities	(1,073.3)	(1,037.8)	(553.3)

Net cash used for financing activities	(1,208.1)	(653.7)	(1,447.6)
Net (decrease) increase in cash and cash equivalents	$(74.5)	$374.0	$(312.6)

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.4 billion in both 2008 and 2007 and $1.9 billion in 2006.  Included in these amounts were payments of approximately $45 million pretax in both 2008 and 2007 and $245 million pretax in 2006 in voluntary contributions to our tax-qualified pension plan.  The cash flow provided by operating activities in 2008 reflects the receipt of $127 million in premium stabilization funds from a large customer.

During 2007 and 2006, we spent $613 million and $156 million on acquisitions we expect will enhance our existing product capabilities and future growth opportunities.  This use of cash was reported as cash flows used in investing activities.

Cash flows used for financing activities primarily reflect share repurchases partially offset by our issuance of debt in 2008 and 2007.  Refer to Short and Long-Term Debt below for additional information.  During the period 2006 through 2008, we repurchased common stock under various repurchase programs authorized by our Board.  In 2008, we repurchased approximately 43 million shares of common stock at a cost of $1.8 billion.  In 2007, we repurchased approximately 33 million shares of common stock at a cost of $1.7 billion.  In 2006, we repurchased approximately 60 million shares of common stock at a cost of $2.3 billion.  At December 31, 2008, the capacity remaining under our Board-approved share repurchase program was approximately $614 million.

On September 26, 2008, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 13, 2008.  The dividend was paid on November 28, 2008.  While our Board reviews our common stock dividend annually, we currently intend to maintain an annual dividend of $.04 per common share.  Among the factors considered by our Board in determining the amount of dividends are our results of operations and the capital requirements, growth and other characteristics of our businesses.

Short and Long-Term Debt
In September 2008, we issued $500 million of senior notes and used the proceeds to repay commercial paper borrowings.  In December 2007, we issued $700 million of senior notes and used the proceeds to repay commercial paper borrowings.  In June 2006, we issued $2 billion of senior notes and used the proceeds to redeem $700 million senior notes with a higher interest rate, repay approximately $400 million of commercial paper borrowings and for general corporate purposes, including share repurchases.

We use short-term borrowings from time to time to address timing differences between cash receipts and disbursements.  The maximum amount of commercial paper borrowings outstanding during 2008 was $978 million.

Our committed short-term borrowing capacity consists of a $1.5 billion revolving credit facility (the “Facility”) which terminates in March 2013.  The Facility also provides for the issuance of letters of credit at our request, up to $200 million, which count as usage of the available commitments under the Facility.  The Facility permits the aggregate commitments under the Facility to be expanded to a maximum of $2.0 billion upon our agreement with one or more financial institutions.  There were no amounts outstanding under the Facility at any time during 2008.

Our total debt to total capital ratio (total debt divided by the sum of shareholders’ equity plus total debt) was approximately 32% and 25% at December 31, 2008 and 2007, respectively.  We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance and pledging or selling of assets.
Annual Report - Page 15

Refer to Note 13 of Notes to Consolidated Financial Statements on page 70 for additional information on our short-term and long-term debt.

After-tax interest expense was $154 million for 2008, $117 million for 2007 and $96 million for 2006.  The increase in interest expense in 2008 was due to higher overall average long-term debt levels as a result of our issuance of senior notes in September 2008 and December 2007.  The increase in interest expense for 2007 compared to 2006 was related to higher overall average debt levels as a result of our issuance of senior notes in December 2007 and June 2006.  Refer to Note 13 of Notes to Consolidated Financial Statements beginning on page 70 for additional information.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders.  These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company.  The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any.  Under regulatory requirements, at December 31, 2008, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on debt and shareholder dividends.  In addition, at our discretion, we use these funds for other purposes such as funding share repurchase programs, investments in new businesses and other purposes we consider necessary.

Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future results of operations, financial condition or cash flows.  Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 58 and 76, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2008.

Contractual Obligations
The following table summarizes certain estimated future obligations by period at December 31, 2008, under our various contractual obligations.  The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2008 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements).  We believe that funds from future operating cash flows, together with cash, investments and other funds available under our credit agreements or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.
Annual Report - Page 16

(Millions)	2009	2010 - 2011	2012 - 2013	Thereafter	Total
Long-term debt obligations, including interest	$239.1	$1,334.6	$355.5	$5,336.0	$7,265.2
Operating lease obligations (1)	163.9	224.7	91.4	93.2	573.2
Purchase obligations	208.8	191.3	59.4	16.4	475.9
Other liabilities reflected on our balance sheet: (2)
Future policy benefits (3) (4)	759.7	1,437.1	1,141.5	4,186.8	7,525.1
Unpaid claims (3)	559.8	428.6	283.9	558.7	1,831.0
Policyholders' funds (3) (4)	754.4	103.8	83.4	674.7	1,616.3
Other liabilities (5)	1,806.6	156.3	108.6	250.5	2,322.0
Total	$4,492.3	$3,876.4	$2,123.7	$11,116.3	$21,608.7
(1)	We did not have any material capital lease obligations at December 31, 2008.
(2)
Payments of other long-term liabilities exclude Separate Account liabilities of approximately $5.9 billion because these liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of our business.

(3)
Payments of future policy benefits, unpaid claims and policyholders’ funds include approximately $797.7 million, $49.7 million and $186.6 million, respectively, of reserves for contracts subject to reinsurance.  We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(4)
Customer funds associated with group life and health contracts of approximately $347.7 million have been excluded from the table above because such funds may be used primarily at the customer’s discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined.  Additionally, net unrealized capital losses on debt and equity securities supporting experience-rated products of $37.9 million have been excluded from the table above.

(5)	Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

 • Employee-related benefit obligations of $1.3 billion including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements.  These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined.  However, other long-term liabilities include anticipated voluntary pension contributions to our tax-qualified defined pension plan of $45.0 million in 2009 and expected benefit payments of approximately $495.8 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.

• Deferred gains of $79.6 million related to prior cash payments which will be recognized in our earnings in the future in accordance with GAAP.
• Net unrealized capital losses of $16.0 million supporting discontinued products.
• Minority interests of $86.3 million consisting of subsidiaries less than 100% owned by us. This amount does not represent future cash payments we will be required to make.
• Income taxes payable of $20.1 million related to uncertain tax positions.

Ratings
As of February 26, 2009, the credit ratings of Aetna and Aetna Life Insurance Company (“ALIC”) from the respective nationally recognized statistical rating organizations (“Rating Agencies”) were as follows:

			Moody's Investors	Standard
	A.M. Best	Fitch	Service	& Poor's
Aetna (senior debt) (1)	bbb+	A-	A3	A-

Aetna (commercial paper)	AMB-2	F1	P-2	A-2

ALIC (financial strength) (1)	A	AA-	Aa3	A+
(1)	All rating agencies have stated the outlook of Aetna’s senior debt and ALIC’s financial strength is stable.

Solvency Regulation
The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly capitalized companies by comparing each company’s adjusted surplus to its required surplus (“RBC Ratio”).  The RBC Ratio is designed to reflect the risk profile of insurance companies.  Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases.  There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control.  At December 31, 2008, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action.  The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs.  Although not all states had adopted these rules at December 31, 2008, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules.  External rating agencies use their own RBC standards when they determine a company’s rating.

Annual Report - Page 17

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

Health Care Costs Payable
Health care costs payable include estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”).  At December 31, 2008 and 2007, our IBNR reserves represented approximately 86% and 80%, respectively, of total health care costs payable.  The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments.  We develop our IBNR estimates using actuarial principles and assumptions that consider numerous factors.  Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions.  In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

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
Annual Report - Page 18

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates, and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates.  For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors.  We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2008; however, actual claim payments may differ from our estimates.  A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2008 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances.  Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (i.e., our actual health care costs for the period were less than we estimated) or unfavorably.  The changes in our estimate of health care costs payable may relate to a prior fiscal quarter, prior fiscal year or earlier periods.  We also consider the results of these re-examinations when we determine our current year liabilities.  Because of the uncertainty involved in establishing estimates of health care costs payable each period, changes in prior period health care cost estimates may be offset by current period health care costs when we establish our estimate of current period health care costs.  Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable.  When significant decreases (increases) in prior periods’ health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates.  We had no significant amount of favorable (unfavorable) development of prior period health care cost estimates that affected our results of operations in 2008 or 2007 (refer to Health Care beginning on page 5 and Note 6 of Notes to Consolidated Financial Statements on page 57 for additional information).

During 2008 and 2007, we have observed an increase in our completion factors as a result of an increase in the speed of our provider claim submission and our processing times.  After considering the claims paid in 2008 and 2007 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were approximately .2% and .5%, respectively, higher than previously estimated, resulting in a reduction of approximately $39 million in 2008 and $66 million in 2007 in health care costs payable that related to the prior year.  We have considered this continued increase in completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2008.  However, based on our historical claim experience, it is reasonably possible that our assumed completion factors may vary by plus or minus .5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $26 million pretax.
Also during 2008 and 2007, we observed that our health care cost trend rates for claims with dates of service three months or less before the financial statement date were slightly lower than previously estimated.  Specifically, after considering the claims paid in 2008 and 2007 with dates of service for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 3.7% and 4.5%, respectively, lower than previously estimated for claims associated with combined Commercial and Medicare IBNR, resulting in a reduction of approximately $108 million in 2008 and $111 million in 2007 in health care costs payable that related to the prior year.  The lower than anticipated health care cost trend rates we observed in 2008 for claims incurred in 2007 were due primarily to moderating outpatient and lower pharmacy trends.  The lower than anticipated health care cost trend rates we observed in 2007 for claims incurred in 2006 were due to moderating outpatient and physician trends, and lower pharmacy trends.  Historical health care cost trend rates are not necessarily representative of current trends.  Therefore, we consider historical trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current trend rates.  When establishing our reserves at December 31, 2008, we decreased our assumed health care cost trend rates to account for the lower than anticipated health care cost trend rates recently observed.  However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.0 percentage points from our assumed rates, which could impact health care costs payable by approximately plus or minus $137 million pretax.

Annual Report - Page 19

Health care costs payable as of December 31, 2008 and 2007 consisted of the following products:

(Millions)	2008	2007
Commercial	$1,936.6	$1,881.8
Medicare	390.9	227.9
Medicaid	65.7	67.7
Total health care costs payable	$2,393.2	$2,177.4

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future health care costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries.  Anticipated investment income is considered in the calculation of expected losses for certain contracts.  Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.  We did not have any material premium deficiency reserves for our Health Care business at December 31, 2008 or 2007.

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

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows.  The discount rate we select is a critical estimate, because higher discount rates result in lower reserves.  We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves.  If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary.  Our discount rates for life and disability reserves at December 31, 2008 increased by .17% and .04%, respectively, when compared to the rates used at December 31, 2007.  Our discount rates for life and disability reserves at December 31, 2007 increased by .06% and .12%, respectively, when compared to the rates used at December 31, 2006.  The discount rates we selected for disability and life reserves at December 31, 2008 and 2007 were higher than the rates we selected in the previous year as a result of increasing investment yields on the portfolio of assets supporting these reserves.  Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus .25% from year to year.  A .25% decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $14 million pretax for 2008.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member.  Benefit payments may also be affected by a change in employment status of a disabled member, for example if the member returns to work on a part-time basis.  Estimating the recovery and mortality rates of our members is complex.  Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member’s disability when developing these assumptions.  For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments.  For certain life reserves, if the actual
Annual Report - Page 20

recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments.  We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates.  Claim reserves for our disability and life claims are sensitive to these assumptions.  Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than one percent during the course of a year.  A one percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $6 million pretax for 2008.  When establishing our reserves at December 31, 2008, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors.  The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors.  If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments.  At December 31, 2008, we held approximately $192 million in reserves for life claims incurred but not yet reported to us.

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

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries.  Anticipated investment income is considered in the calculation of expected losses for certain contracts.  Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies.  We did not have any material premium deficiency reserves for our Group Insurance business at December 31, 2008 or 2007.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period.  Since 1993, we have made several adjustments to reduce this reserve that have increased our net income.  These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products.  In 2008, 2007 and 2006, $44 million, $64 million and $115 million, respectively, of reserves were released for these reasons.  There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income.  Future adjustments could negatively impact our operating results.

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

Annual Report - Page 21

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension (“pension”) and other postretirement benefit (“OPEB”) plans for our employees and retirees.  Refer to Note 12 of Notes to Consolidated Financial Statements beginning on page 64 for additional information.  Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate.  We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31).  A change in any of our assumptions would have an effect on our pension and OPEB plan costs.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns.  Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on pension plan assets assumption of 8.5% for both 2008 and 2007 and an expected return on OPEB plan assets assumption of 5.5% for both 2008 and 2007.  Our expected return on pension plan assets is based on asset range allocations assumptions of 55% – 75% U.S. and international public and private equity securities, 10% – 30% fixed income securities and 5% – 25% real estate and other assets.  We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate.  At December 31, 2008, our actual asset allocations were consistent with our asset allocation assumptions.  Investment returns can be volatile.  Although our return on plan assets is a long-term assumption, shorter-term volatility in our annual pension costs can occur if investment returns differ from the assumed rate.  For example, a one-percent deviation from our long-term 8.5% return assumption would impact our annual pension costs by approximately $5 million after tax and would have a negligible effect on our annual OPEB costs.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date.  The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds (that is, bonds with a rating of Aa or better from Moody’s Investors Service or a rating of AA or better from Standard and Poor’s).  We project the benefits expected to be paid from each plan at each point in the future based on each participant’s current service (but reflecting expected future pay increases).  These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve.  A lower discount rate increases the present value of benefit obligations and increases costs.  In 2008, we increased our assumed discount rate to 6.89% and 6.92% for our pension and OPEB plans, respectively, up from 6.56% and 6.35%, respectively, at the previous measurement date in 2007.  A one-percentage point decrease in the assumed discount rate would increase our annual pension costs by approximately $32 million after tax and would have a negligible effect on our annual OPEB costs.

At December 31, 2008, the pension and OPEB plans had aggregate actuarial losses of $2.6 billion.  These losses are primarily due to investment losses incurred in 2008.  The accumulated actuarial loss is amortized over the remaining service life of pension plan participants (estimated at 9.6 years at December 31, 2008) and the expected life of OPEB plan participants (estimated at up to 16.2 years at December 31, 2008) to the extent the loss is outside of a corridor established in accordance with GAAP.  The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation.  At December 31, 2008, $2.1 billion of the actuarial loss was outside of the corridor, resulting in amortization of approximately $143 million after tax in our 2009 pension and OPEB expense.

Our expected return on plan assets and discount rate discussed above will not affect the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements.  We will not have a minimum funding requirement for our pension or OPEB plans in 2009.  However, we currently intend to make a voluntary pension contribution of approximately $45 million in 2009.

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
Annual Report - Page 22

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

Securities in an unrealized loss position for which we believe the decline is a result of the quality of the security or the credit-worthiness of the issuer are categorized as credit-related OTTI.  Securities in an unrealized loss position for which we do not have the intent and ability to hold until recovery in value are categorized as yield-related OTTI.  Recognizing a yield-related OTTI loss requires significant diligence and judgment.  We carefully evaluate all relevant facts and circumstances for each investment in our analyses.  We have concluded that the investments for which a yield-related OTTI was recognized continue to be performing assets generating investment income to support the needs of our businesses.  However, accounting guidance requires us to assert our intent and ability to hold such securities until market recovery to avoid loss recognition.  In order to maintain appropriate flexibility in managing our investment portfolio, we do not make this assertion and therefore we record these as yield-related OTTI losses.  We write down the carrying value of securities that are impaired (both credit-related and yield-related OTTI) to fair value.

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

We have the ability and intent to hold the securities that were in an unrealized loss position at December 31, 2008 until such securities recover in value.

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
Annual Report - Page 23

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 48, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General
Our operations are subject to comprehensive federal, state, local and international regulation in the jurisdictions in which we do business.  The laws and rules governing our business and interpretations of those laws and rules continue to become more restrictive each year and are subject to frequent change.  Further we must obtain and maintain regulatory approvals to market many of our products.  Supervisory agencies, including state health, insurance and managed care departments and state boards of pharmacy and the Centers for Medicare & Medicaid Services (“CMS”), have broad authority to:

•	Grant, suspend and revoke our licenses to transact business;
•	Regulate many aspects of the products and services we offer;
•	Assess fines, penalties and/or sanctions;
•	Monitor our solvency and reserve adequacy; and/or
•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

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

The federal and state governments continue to enact and seriously consider many legislative and regulatory proposals that have or could materially impact various aspects of the health care system.  For example, in 2008, the U.S. Congress reduced funding for Medicare Advantage plans beginning in 2010 and imposed new marketing requirements on Medicare Advantage and PDP plans beginning in 2009.  In addition, proposals that would address the issues of affordability and availability of health insurance, including ways to reduce the number of uninsured, are currently pending in many states, and we anticipate that similar measures will be considered at the federal level under President Obama’s administration.  The proposals vary, and include individual insurance requirements, the expansion of eligibility under existing Medicaid and/or Federal Employees Health Benefit Plan programs, minimum medical benefit ratios for health plans, mandatory issuance of insurance coverage and requirements that would limit the ability of health plans and insurers to vary premiums based on assessments of underlying risk.  While certain of these measures would adversely affect us, at this time we cannot predict the extent of the impact of these proposals on our business or results of operations.

Health Care Regulation

General
The federal, state and foreign governments have adopted laws and regulations that govern our business activities in various ways.  These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us.  Areas of governmental regulation include:

•	Licensure
•	Policy forms, including plan design and disclosures
•	Premium rates and rating methodologies
•	Medical benefit ratios
•	Underwriting rules and procedures
•	Benefit mandates
•	Market conduct
•	Utilization review activities

Annual Report - Page 24

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

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. These laws also restrict the ability of our regulated subsidiaries to pay dividends. In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, but may contain network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information and covered benefits and services.  With the amendment of the Annual Financial Reporting Model Regulation by the NAIC to incorporate elements of the Sarbanes-Oxley Act of 2002, we expect states will continue to expand their regulation of the corporate governance and internal control activities of HMOs and insurance companies.

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals. These laws and regulations vary by state. In general, they apply to certain business segments and limit our ability to set prices or renew business, or both based on specific characteristics of the group or the group’s prior claim experience. In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing, including by specifying minimum medical benefit ratios or requiring us to issue policies at specific prices to certain members.  For example, on July 8, 2008, the state of New Jersey enacted legislation mandating a minimum medical benefit ratio of 80% for individual and small group insured health business in that state beginning January 1, 2009.

Many of these laws and regulations limit the differentials in rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics.  They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.

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
Annual Report - Page 25

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

The HIPAA privacy regulations adopted by HHS established limits on the use and disclosure of medical records and other individually identifiable health information by Covered Entities.  In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used.  The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions, and complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations.  HHS has also adopted security regulations designed to protect member health information from unauthorized use or disclosure.

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
Annual Report - Page 26

Legislative and Regulatory Initiatives
There has been a continuing trend of increased legislative activity concerning health care reform and regulation at both the federal and state levels.  For example, Massachusetts has enacted comprehensive reform, including an individual health coverage mandate.  A number of other state legislatures have contemplated but have not yet enacted significant reform of their health insurance markets. In 2009, we expect a number of states to consider an individual health coverage mandate and a number of states to consider an employer health care mandate.  Other states are expected to consider these types of reforms as well as more modest reforms aimed at expanding Medicaid and SCHIP eligibility.  These proposals include provisions affecting both public programs and privately-financed health insurance arrangements, and some of these proposals could have the longer-term effect of materially altering the current role of employers in providing health benefits.  Broadly stated, these proposals attempt to increase the number of insured by expanding eligibility for Medicaid and other public programs and compelling individuals and employers to purchase health insurance coverage.  At the same time, these proposals could change the underwriting and marketing practices of health plans, for example by placing restrictions on pricing and mandating minimum medical benefit ratios.

Legislation, regulation and initiatives relating to this continuing trend include among other things, the following:

•
Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation

•
Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers.  These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.

•	Reducing government funding of government-sponsored health programs in which we participate.
•	Mandating minimum medical benefit ratios or otherwise restricting health plans’ profitability.
•	Extending malpractice and other liability exposure for decisions made by health plans.
•	Mandating coverage for certain conditions and/or specified procedures, drugs or devices (for example, treatment for autism and infertility and experimental pharmaceuticals).
•	Mandating expanded employer and consumer disclosures and notices.
•	Regulating e-connectivity.
•	Mandating health insurance access and/or affordability.
•	Mandating or regulating the disclosure of provider fee schedules and other data about our payments to providers.
•	Mandating or regulating disclosure of provider outcome and/or efficiency information.
•	Imposing substantial penalties for our failure to pay claims within specified time periods.
•	Imposing payment levels for services rendered to our members by providers who do not have contracts with us.
•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.
•	Restricting health plan claim processing, review, payment and related procedures.
•	Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).
•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.
•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.
•
Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs or the use of average wholesale price.

•	Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.
•	Creating a single payer system where the government oversees or manages the provision of health care coverage.
•	Imposing requirements and restrictions on consumer-driven health plans and/or health savings accounts.

Annual Report - Page 27

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
•
Allowing significantly expanded access to Medicaid, Medicare, the Federal Employees Health Benefit Plan or other government-based health insurance programs, or creating other government-run insurance programs that would compete with commercial health plans.

For example, on October 3, 2008, the Paul Wellstone-Pete Domenici Mental Health Parity and Addiction Equity Act 2008 (the “Mental Health Parity Act”) was enacted into law as part of an end of session package that included the Emergency Economic Stabilization Act of 2008.  The Mental Health Parity Act will become effective for plan years beginning one year after enactment and will require employers that voluntarily provide both medical and mental health benefits to provide such benefits on the same terms and conditions with respect to financial requirements and treatment limitations.  The Mental Health Parity Act does not prescribe the method(s) employers and group health plans may use to achieve this “parity” requirement.

Some of the changes, if enacted, could provide us with business opportunities.  However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums, expanded membership or other measures, the increased costs of mandated benefits, assessments or other increased costs.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, federal and state courts continue to consider cases addressing group life insurance payment practices and the pre-emptive effect of ERISA on state laws. In general, limitations to ERISA pre-emption have the effect of increasing our costs, liability exposures, or both. The legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

The Employee Retirement Income Security Act of 1974 (“ERISA”)
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

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements.  Recent final and proposed regulations would require additional disclosures to employers of certain types of indirect compensation we receive.  We have invested significant resources to comply with these standards, which represent an additional regulatory burden for us.

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

Federal Employees Health Benefits (“FEHB”) Program
Our subsidiaries contract with the Office of Personnel Management (“OPM”) to provide managed health care services under the FEHB Program in their service area.  These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program.  The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with

Annual Report - Page 28

the community rating and other requirements under FEHB Program.  The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program if the health plan is found to be non-compliant with the program requirements.

Medicare
Our Medicare products are regulated by CMS.  CMS has the right to audit our performance to determine compliance with CMS contracts and regulations and the quality of care being given to Medicare beneficiaries.  The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex and subject to change.  Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicare compliance efforts will continue to require significant resources.  If we fail to comply with the standards, CMS may prohibit us from continuing to market and/or enroll members in one or more Medicare products.

As a result of funding and other reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”):

•	In each year from 2005 through and including 2009, we elected to expand our participation in the Medicare Advantage program in selected markets;
•	In January 2006, we began offering PDP products in all 34 CMS designated regions; and
•	In 2007, we began to offer PFFS plans in select markets for individuals and PFFS plans for employer groups that can cover retirees nationwide.
•	In 2008, we began to offer a Medicare Advantage Special Needs Plan in select markets to individuals who are eligible for both Medicare and Medicaid benefits.

This expansion of the Medicare markets we serve and Medicare products we offer increases our exposure to changes in government policy with respect to and/or regulation of the Medicare programs in which we participate, including changes in the amounts payable to us under those programs.  For example, on July 15, 2008, the U.S. Congress overrode the President’s veto and passed a Medicare funding bill that reduces amounts payable to health plans that offer Medicare Advantage plans beginning in 2010, requires health plans that offer Medicare Advantage plans to have contracts with the providers their members utilize beginning in 2011, and imposes new marketing requirements for Medicare Advantage and Medicare Part D Prescription Drug plans beginning in 2009.  In addition, the Obama administration and various congressional leaders have signalled their interest in reducing payments to private plans offering Medicare Advantage.  Depending on the extent and phasing of these potential reductions, the number of individuals participating in Medicare Advantage and the industry-wide earnings from these plans may fall.  However, although it is not possible to predict the longer term adequacy of payments we receive under these programs and although there are economic and political pressures to continue to reduce spending on these programs, we currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in these programs.

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

Medicaid
In 2007, we substantially increased our Medicaid product offerings through our acquisition of Schaller Anderson.  As a result, we also increased our exposure to changes in government policy with respect to and/or regulation of the various Medicaid programs in which we participate, including the amounts payable to us under those programs.  Medicaid premiums are paid by each state and differ from state to state.  The federal government and the states in which we have Medicaid business are presently considering proposals and legislation that would implement certain Medicaid reforms or redesigns, including changes to reimbursement or payment levels or eligibility criteria.  Future levels of Medicaid funding and premium rates may be affected by continuing government efforts to contain health care costs and may be further affected by state and federal budgetary constraints.  In addition, our Medicaid contracts with states are subject to cancellation by the state after a short notice period without cause or in the event of insufficient state funding.  Our Medicaid products are also regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations.  In addition, our

Annual Report - Page 29

Medicaid products and State Children’s Health Insurance Program contracts are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services provided to Medicaid enrollees, payment for those services and other aspects of these programs.  The regulations and contractual requirements applicable to us and other participants in Medicaid programs are complex and subject to change.  Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicaid compliance efforts will continue to require significant resources.  If we fail to comply with the standards, CMS may prohibit us from continuing to market and/or enroll members in one or more Medicaid products.

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

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or RBC, requirements for health and other insurance companies and HMOs based on the RBC Model Act.  These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company’s investments and products.  The RBC Model Act sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company’s business.  In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company’s RBC declines and provides for four different levels of regulatory attention depending on the ratio of a company’s total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital.  The level of regulatory oversight ranges from requiring the company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding.  As of December 31, 2008, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to Note 16 of Notes to Consolidated Financial Statements on page 75.

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

Audits and Investigations; Fraud and Abuse Laws
We typically have been and are currently involved in various governmental investigations, audits and reviews, the  frequency and depth of which continue to increase.  These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys and other governmental authorities.  Such government actions can result in changes in our business practices, assessment of damages, civil or criminal fines or penalties, or other sanctions, including the loss of licensure or exclusion from participation in government programs.  For example, in January 2009, we agreed to
Annual Report - Page 30

discontinue the use of the Ingenix database at a future date.  We currently use the Ingenix database to determine reimbursement rates when our members utilize providers who do not have a contract with us.  Refer to Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 77 for more information.

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

State and/or federal regulatory scrutiny of life and health insurance company and HMO marketing and advertising practices, including the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices.  Products offering limited benefits, such as those we issue and sell through Strategic Resource Company, which we acquired in January 2005, in particular may attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants.  Assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers.  While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments.  Some states have similar laws relating to HMOs.  In addition, changes to regulations or their interpretation due to regulators’ increasing concerns regarding insurance company and/or HMO solvency due, among other things, to the current economic downturn, could negatively impact our business in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approved dividends from regulated subsidiaries.

Regulation of Pharmacy Operations
We own two mail-order pharmacy facilities and one specialty pharmacy facility. One mail order pharmacy is located in Missouri and the specialty pharmacy and our second mail order pharmacy are located in Florida. These facilities dispense pharmaceuticals throughout the U.S. The pharmacy practice is generally regulated at the state level by state boards of pharmacy.  Our pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. Each of our pharmacies is licensed in the state where it is located, as well as in the states that require registration or licensure with the state’s board of pharmacy or similar regulatory body. Loss or suspension of any such licenses or registrations could have a material effect on our pharmacy business and/or operating results.

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

Annual Report - Page 31

Life and Disability Insurance
Our life insurance and disability operations are subject to extensive regulation.  Changes in these regulations, such as expanding the definition of disability or changing claim determination, settlement and/or payment practices, could have a material impact on our life insurance and/or disability insurance operations and/or operating results.

International Regulation
Certain of our Health Care operations are conducted in foreign countries.  These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various privacy, insurance, tax, tariff and trade laws and regulations, as well as corporate, employment, intellectual property and investment laws and regulations.

Anti-Money Laundering Regulations
Certain of our lines of business are subject to United States Department of the Treasury anti-money laundering regulations.  Those lines of business have implemented anti-money laundering policies designed to insure their affected products comply with the regulations.

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

Certain information contained in this MD&A is forward-looking within the meaning of the 1995 Act or Securities and Exchange Commission rules.  This information includes, but is not limited to: the Outlook for 2009 beginning on page 3 and Risk Management and Market-Sensitive Instruments on page 14.  In addition, throughout this MD&A, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

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

If any of the following risks or uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or operating results.  In that case, the trading price of our common stock could decline materially.

Annual Report - Page 32

We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and to innovate and deliver products and services that demonstrate value to our customers.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative and regulatory changes and marketing practices.  In addition, our customers generally, and our larger customers particularly, are well informed and organized and have significant flexibility in moving between us and our competitors.  These factors require us to differentiate our products and services by anticipating changes in customer preferences and innovating and delivering products and services that demonstrate value to our customers.  Failure to anticipate changes in customer preferences or to innovate and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing affects our profitability.
Premium revenues from our Insured Health Care products comprised approximately 82% of our total consolidated revenues for the year ended December 31, 2008.  We continue to be vigilant in our pricing and have generally increased our premium rates for Insured business that will be under contract in 2009.  Our health care premiums are generally fixed for one-year periods.  Accordingly, future cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the contract year through higher premiums.  As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period.  Those forecasts typically are made several months before the fixed premium period begins and are dependent on our ability to anticipate and detect medical cost trends.  There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events over which we have no control.  Relatively small differences between predicted and actual health care costs as a percentage of premium revenues can result in significant changes in our results of operations.  If the rate of increase in our health care or other benefit costs in 2009 were to exceed the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our operating results would be adversely affected.

Our ability to manage health care costs affects our profitability.
Our profitability depends in large part on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs.  The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs.  Changes in health care practices, general economic conditions such as inflation and employment levels, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan’s control and may adversely affect our ability to manage health care costs, which can adversely affect our operating results

We face risks from industry, public policy and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry may affect our business model.  Those factors include, among others, the rapid evolution of the business model, shifts in public policy, consumerism, pricing actions by competitors, competitor and supplier consolidation and a declining number of commercially insured people.  We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries.  For example, the GLBA gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors with significant financial resources in the insurance and health benefits fields.  If we are unable to anticipate, detect and deploy meaningful responses to these external factors, our business and operating results may be adversely affected.

Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future.
Serious concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit and other capital, the U.S. mortgage market, consumer spending, a declining U.S. real estate market and other factors have contributed
Annual Report - Page 33

to a slowing global economy and significantly diminished expectations for the global economy, particularly the U.S. economy, and this is expected to continue going forward.  Our customers, medical providers and the other companies with which we do business are generally headquartered in the U.S.; however many of our largest customers are global companies with operations around the world.  As a result, adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability by:
•	Leading to reductions in force by our customers, which would reduce both our revenues and the number of members we serve.
•
Leading our customers and potential customers, particularly those with the most members, and state and local governments, to force us to compete more vigorously on factors such as price and service to retain or obtain their business.

•	Leading our customers and potential customers to purchase fewer products and/or products that generate less profit for us than the ones they currently purchase or otherwise would have purchased.
•	Leading our customers and potential customers, particularly smaller employers and individuals, to forego obtaining or renewing their health and other coverage with us.
•
Causing unanticipated increases and volatility in utilization of medical and other covered services by our members and/or increases in medical unit costs, each of which would increase our costs and limit our ability to accurately detect, forecast, manage and reserve for our and our self-insured customers’ medical cost trends and future health care costs.

•	Increasing our medical unit costs as hospitals and other providers attempt to maintain revenue levels in their efforts to adjust to their own economic challenges.
•
Causing, over time, inflation that could cause interest rates to increase and thereby increase our interest expense and reduce our operating results, as well as decrease the value of the debt securities we hold in our investment portfolio, which would reduce our operating results and/or financial position.

•
Weakening the ability or perceived ability of the issuers and/or guarantors of the debt or other securities we hold in our investment portfolio to perform on their obligations to us, which could result in defaults in those securities or reduce the value of those securities and create net realized capital losses for us that reduce our operating results.

•
Weakening the ability of our customers, medical providers and the other companies with which we do business to perform their obligations to us or causing them not to perform those obligations, either of which could reduce our operating results.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our profitability and/or our financial position, and we do not expect these conditions to improve in the near future.
The global capital markets, including credit markets, have experienced extreme volatility, uncertainty and disruption during 2008 and the beginning of 2009.  As an insurer, we have a substantial investment portfolio that supports our policy liabilities and is comprised particularly of debt securities of issuers located in the U.S.  As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the overseas, financial markets, and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments’ monetary policy, particularly the easing of U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our profitability and/or our financial position by:
•
Significantly reducing the value of the debt securities we hold in our investment portfolio, and creating net realized capital losses that reduces our operating results and/or net unrealized capital losses that reduce our shareholders’ equity.

•	Reducing interest rates on high quality short-term debt securities and thereby materially reducing our net investment income and operating results.
•
Making it more difficult to value certain of our investment securities, for example if trading becomes less frequent, which could lead to significant period-to-period changes in our estimates of the fair values of those securities and cause period-to-period volatility in our operating results and shareholders’ equity.

•	Reducing our ability to issue short-term debt securities at attractive interest rates, thereby increasing our interest expense and decreasing our operating results.
•	Reducing our ability to issue other securities.

Annual Report - Page 34

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
Our businesses depend in large part on our information and other technology systems to adequately price our products and services, process claims and interact with providers, employer plan sponsors and members in an efficient and uninterrupted fashion, and we have many different information systems supporting our businesses.  Our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers.  Our success therefore is dependent in large part on maintaining the effectiveness of existing technology systems and on continuing to develop, redesign and enhance technology systems that support our business processes in a cost and resource efficient manner, including through technology outsourcing within the context of our existing business partnership relationships, a limited budget of human resources and capital.  Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain.  We also need to develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer demands.  We have several significant multiyear strategic information technology projects in process.  System development and other information technology projects are long-term in nature and may take longer and cost more than we expect to complete and may not deliver the benefits we project once they are complete.  If we do not effectively and efficiently manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

We are subject to potential changes in public policy that can adversely affect the markets for our products and our profitability.
It is not possible to predict with certainty or eliminate the impact of fundamental public policy changes that could adversely affect us.  Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health care industry or fundamentally restructuring or reducing the funding available for Medicare or Medicaid programs.  Legislative and regulatory proposals that would significantly reform the health care system are currently pending in many states and could be advanced at the federal level by the newly-elected president or Congress in 2009.  Our operating results could be adversely affected by such changes even if we correctly predict their occurrence.  For more information on these matters, refer to Regulatory Environment – Legislative and Regulatory Initiatives beginning on page 27.

We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid programs and subject to retroactive adjustments to certain premiums.
We continue to increase our focus on the non-Commercial part of our Health Care segment as part of our business diversification efforts.  In government-funded health programs such as Medicare and Medicaid, our revenues are dependent on annual funding from the federal government and/or applicable state governments, and state governments have the right to cancel their contracts with us on short notice if funds are not available.  Funding for these programs is dependent on many factors outside our control, including general economic conditions at the federal or applicable state level and general political issues and priorities.  Our government customers also determine the premium levels and other aspects of these programs that affect the number of persons eligible or enrolled in these programs and our administrative and health care costs under these programs.  In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and similar conditions may exist in the future.  For example, if a government customer reduces the premium levels or increases premiums by less than the increase in our costs and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected.  In addition, premiums for certain federal government employee groups, Medicare members and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments.  Any such adjustments could materially adversely affect our business and operating results.
Annual Report - Page 35

We must continue to provide quality service to our customers that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery and customer case installation) that meet or exceed our customers’ expectations.  Failure to provide service that meets our customers’ expectations, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Loss of membership or failure to achieve profitable membership growth and diversify the geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our profitability.
Competitive factors (including our customers’ flexibility in moving between us and our competitors), the current recession and ongoing changes in the health benefits industry create pressure to contain premium price increases despite being faced with increasing health care costs.  Our customer contracts are subject to negotiation as customers seek to contain their benefit costs, particularly in a slowing economy.  Customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs.  Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care costs.  Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing.  Our membership is also concentrated in certain geographic areas, and increased competition in those geographic areas could therefore have a disproportionate adverse effect on our operating results.  Among other factors, we compete on the basis of overall cost, plan design, customer service, quality and sufficiency of medical provider networks and quality of medical management programs.  In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers due to soft general economic conditions, especially in the geographies where our membership is concentrated.  Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our revenue and operating results.

Our ability to manage general and administrative expenses affects our profitability.
Our profitability depends in part on our ability to drive our general and administrative expenses to competitive levels through controlling salaries and related benefits and information technology and other general and administrative costs, while being able to attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals.

Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement could also materially adversely affect our business and profitability.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities.  The laws and regulations governing our operations change frequently and generally are designed to benefit and protect members and providers rather than our investors.  The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products and changes in the interpretation and/or enforcement of existing laws and regulations, and the likelihood of adverse changes is increasing due to state and federal budgetary pressures.  We must monitor these changes and promptly implement any revisions to our business processes that these changes require.  At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could materially affect our health operations and/or operating results including:

•	Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, including mandating minimum medical benefit ratios,
•	Affecting premium rates,
•	Reducing our ability to manage health care costs,
•	Increasing health care costs and operating expenses,
•	Increasing our exposure to lawsuits and other adverse legal proceedings,
•	Regulating levels and permitted lines of business,
•	Restricting our ability to underwrite and operate our individual health business,

Annual Report - Page 36

•	Imposing or increasing taxes and financial assessments, and/or
•	Regulating business practices.

For example, decisions by health plans to rescind coverage and decline payment to treating providers after a member has received medical services have generated public attention, particularly in California.  As a result, there has been both legislative and regulatory action in connection with this issue.  On September 30, 2008, the state of California enacted legislation requiring health care service plans and health insurers that have rescinded an individual policy to reinstate coverage, on a guarantee issue basis, for the individual(s) whose information in the application for coverage and related communications did not lead to the rescission.

In addition, our Medicare, Medicaid and specialty and mail order pharmacy products are more highly regulated than our Commercial products.

There continues to be a heightened review by federal and state regulators of the health care insurance industry’s business and reporting practices, including utilization management, payment of providers with whom the payor does not have contracts and other claim payment practices, as well as heightened review of the general insurance industry’s brokerage practices.  As one of the largest national health and related benefits providers, we are regularly the subject of regulatory market conduct and other reviews, audits and investigations by state insurance and health and welfare departments and attorneys general, CMS, the Office of the Inspector General, the Office of Personnel Management, the U.S. Department of Justice and U.S. Attorneys.  Several such reviews, audits and investigations currently are pending, some of which may be resolved during 2009.  These regulatory reviews, audits and investigations could result in changes to or clarifications of our business practices, and also could result in significant or material fines, penalties, civil liabilities, criminal liabilities or other sanctions, including exclusion from participation in government programs.  For example, in January 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers.  The agreement provides that Aetna will contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates.  Our business also may be adversely impacted by judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

For more information regarding these matters, refer to Regulatory Environment beginning on page 24 and Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 76.

Our products providing pharmacy benefit management services face regulatory and other risks and uncertainties associated with the PBM industry that may differ from the risks of our core business of providing managed care and health insurance products.
The following are some of the PBM and pharmacy related risks that could have a material adverse effect on our business, financial condition or operating results:

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

•
A number of federal and state legislative proposals are being considered that could adversely affect a variety of pharmacy benefit industry practices, including without limitation the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of formularies, legislation imposing additional rights to access to drugs for individuals enrolled in health care benefits plans, and restrictions on the use of average wholesale prices.

•	The application of federal, state and local laws and regulations to the operation of our mail order pharmacy and mail order specialty pharmacy products.
•	The risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing errors.

Annual Report - Page 37

The failure to adhere to the laws and regulations that apply to our PBM and/or pharmacies’ products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, financial condition and operating results.

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.
Failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security issues and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We face risks related to litigation and regulatory proceedings.
We are growing by expanding into certain segments and subsegments of the health care marketplace.  Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and labor customers who are not subject to ERISA’s limits on state law remedies.  In addition, over the last several years we have entered product lines in which we previously did not participate, including Insured Medicaid, Medicaid plan management, international managing general underwriting, Medicare PDP, mail order pharmacy, specialty pharmacy and ActiveHealth.  These products subject us to regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and may increase the risks we face from litigation, regulatory reviews, audits and investigations and other adverse legal proceedings.  For example, our Medicaid products are more highly regulated than our Commercial products, and we are dispensing medications at our mail order and specialty pharmacies directly to members.  In addition to the risks of purported dispensing and other operational errors, failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our pharmacy subsidiaries to civil and criminal penalties.

In addition, we are party to a number of lawsuits, certain of which are purported to be class actions.  The majority of these cases relate to the conduct of our health care operations and allege various violations of law.  Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices.  We may also be subject to additional litigation and other adverse legal proceedings in the future.  Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings.  For example, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers.  Among other things, the agreement provides that Aetna will contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates.  Refer to Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 76 for more information.  Also, we made certain changes to our business practices in connection with the settlement in 2003 of a large provider class action that we must continue to implement effectively.

Managing CEO succession and retention of key executive talent is critical to our success.
We would be adversely affected if we fail to adequately plan for succession of our CEO and senior management and retention of key executives.  While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will continue to be available to us.

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
Annual Report - Page 38

We would be adversely affected if we do not effectively deploy our capital.
Our operations generate significant capital, and we have the ability to raise additional capital.  In deploying our capital to fund our investments in operations (including information technology and other strategic projects), share repurchases, potential acquisitions or other capital uses, our financial position and operating results could be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.

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
As a large company operating in a complex industry, we encounter a variety of risks.  The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factors discussion.  We continue to devote resources to further develop and integrate our enterprise-wide risk management processes.  Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can adversely affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or business operations.

Annual Report - Page 39

Our profitability may be adversely affected if we are unable to contract with providers on competitive terms and otherwise maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health benefits providers.  That ability is affected by the rates we pay providers for services rendered to our members, by our business practices and processes and by our provider payment and other provider relations practices, as well as factors not associated with us that impact these providers.  The breadth and quality of our networks of available providers is also an important factor when customers consider our products and services.  Our contracts with providers generally may be terminated by either party without cause on short notice.  The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership, higher health care costs, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us.  In those cases, we do not have a pre-established understanding with these providers about the amount of compensation that is due to these providers for services rendered to our members.  In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms.  In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us.  For example, we are currently involved in litigation with non-participating providers, and we recently entered into an agreement with the New York Attorney General that will change the source of information we use to determine the amount we pay non-participating providers.  These matters are described in more detail in Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 76.

Our reputation is one of our most important assets; negative public perception of the health benefits industry, or of the industry’s or our practices, can adversely affect our profitability.
The health benefits industry is subject to negative publicity, which can arise either from actual or perceived shortfalls regarding the industry’s or our own business practices and/or products.  The risk of negative publicity is particularly high at the beginning of a new president’s term.  This risk may be increased as we continue to offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, part time and hourly workers and those eligible for Medicaid, beyond those in which we traditionally have operated.  Negative publicity of the health benefits industry in general or Aetna in particular can further increase our costs of doing business and adversely affect our profitability and our stock price by:

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
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business.  The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently also recommend and/or market health benefits products of our competitors, and we must compete intensely for their services and allegiance.  Our sales could be adversely affected if we are unable to attract or retain sales personnel and third party brokers, consultants and agents or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our operating results could be materially adversely affected; moreover any requirement to restate financial results due to the inappropriate application of accounting principles or other matters could also have a material adverse effect on us and/or the trading price of our common stock.
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid.  We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-
Annual Report - Page 40

period operating results within health care costs.  Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience.  A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members.  As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends.  A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2008 would cause these estimates to change in the near term, and such a change could be material.  Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our results of operations.  Refer to our discussion of Critical Accounting Estimates – Health Care Costs Payable beginning on page 18 for more information.

The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements.  An inappropriate application of these principles may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results.  If we experienced such a deterioration, users of our financial statements may lose confidence in our reported results, which could adversely affect the trading price of our common stock and/or our access to capital markets.

We are dependent on our ability to manage, engage and retain a very large workforce.
Our products and services and our operations require a large number of employees.  Our business could be adversely affected if our retention, development, succession and other human resource management techniques are not aligned with our strategic objectives.

Epidemics, pandemics, terrorist attack, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity, and we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically.  Such events could adversely affect our business and operating results, and in the event of extreme circumstances, our financial condition or viability.  Other than obtaining insurance coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us.  In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care (including behavioral health), life insurance and disability costs depending on the government’s actions and the responsiveness of public health agencies and other insurers.  In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events.  Our business could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our operating results.

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
Annual Report - Page 41

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
We have pension plans that cover a large number of current employees and retirees.  Unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations.  For example, due to market driven unfavorable investment performance in 2008, our pension expense is expected to increase in 2009.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:
•	Health benefits provider fraud that is not prevented or detected and impacts our medical cost trends or those of our self-insured customers;
•	Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons;
•	A significant failure of internal control over financial reporting;
•	Failure to protect our proprietary information; and
•	Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization.

Annual Report - Page 42

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2008	2007	2006	2005	2004
Revenue	$30,950.7	$27,599.6	$25,145.7	$22,491.9	$19,904.1
Income from continuing operations	1,384.1	1,831.0	1,685.6	1,573.3	1,124.8
Net income	1,384.1	1,831.0	1,701.7	1,573.3	2,154.8
Net realized capital (losses) gains, net of tax	(482.3)	(47.9)	24.1	21.1	45.9
Assets	35,852.5	50,724.7	47,626.4	44,433.3	42,214.1
Short-term debt	215.7	130.7	45.0	-	-
Long-term debt	3,638.3	3,138.5	2,442.3	1,605.7	1,609.7
Shareholders' equity	8,186.4	10,038.4	9,145.1	10,188.7	9,161.8

Per common share data:
Dividends declared	$.04	$.04	$.04	$.02	$.01
Income from continuing operations:
Basic	2.91	3.60	3.09	2.72	1.86
Diluted	2.83	3.47	2.96	2.60	1.79
Net income:
Basic	2.91	3.60	3.12	2.72	3.56
Diluted	2.83	3.47	2.99	2.60	3.43

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Annual Report - Page 43

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2008	2007	2006
Revenue:
Health care premiums	$25,507.3	$21,500.1	$19,153.5
Other premiums	1,876.8	1,979.3	1,956.0
Fees and other revenue *	3,312.5	3,044.0	2,839.3
Net investment income	910.0	1,149.9	1,164.7
Net realized capital (losses) gains	(655.9)	(73.7)	32.2
Total revenue	30,950.7	27,599.6	25,145.7
Benefits and expenses:
Health care costs **	20,785.5	17,294.8	15,301.0
Current and future benefits	1,938.7	2,248.1	2,319.0
Operating expenses:
Selling expenses	1,149.6	1,060.9	952.7
General and administrative expenses	4,601.9	3,985.5	3,867.9
Total operating expenses	5,751.5	5,046.4	4,820.6
Interest expense	236.4	180.6	148.3
Amortization of other acquired intangible assets	108.2	97.6	85.6
Reduction of reserve for anticipated future losses on discontinued products	(43.8)	(64.3)	(115.4)
Total benefits and expenses	28,776.5	24,803.2	22,559.1
Income from continuing operations before income taxes	2,174.2	2,796.4	2,586.6
Income taxes	790.1	965.4	901.0
Income from continuing operations	1,384.1	1,831.0	1,685.6
Discontinued operations, net of tax (Note 21)	-	-	16.1
Net income	$1,384.1	$1,831.0	$1,701.7

Earnings per common share:
Basic:
Income from continuing operations	$2.91	$3.60	$3.09
Discontinued operations, net of tax	-	-	.03
Net income	$2.91	$3.60	$3.12

Diluted:
Income from continuing operations	$2.83	$3.47	$2.96
Discontinued operations, net of tax	-	-	.03
Net income	$2.83	$3.47	$2.99
* Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $60 million, $52 million and $38 million (net of pharmaceutical and processing costs of $1.6 billion, $1.4 billion and $1.4 billion) for 2008, 2007 and 2006, respectively.

** Health care costs have been reduced by fully insured member co-payments related to our mail order and specialty pharmacy operations of $111 million, $102 million and $96 million for 2008, 2007 and 2006, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.
Annual Report - Page 44

Consolidated Balance Sheets

	At December 31,
(Millions)	2008	2007
Assets
Current assets:
Cash and cash equivalents	$1,179.5	$1,254.0
Investments	706.0	851.5
Premiums receivable, net	616.4	479.8
Other receivables, net	554.3	589.1
Accrued investment income	193.6	189.2
Collateral received under securities loan agreements	749.6	1,142.4
Income taxes receivable	164.9	-
Deferred income taxes	301.5	321.7
Other current assets	452.6	438.7
Total current assets	4,918.4	5,266.4
Long-term investments	16,163.4	17,040.1
Reinsurance recoverables	1,010.3	1,093.2
Goodwill	5,085.6	5,081.0
Other acquired intangible assets, net	667.4	780.4
Property and equipment, net	467.5	364.0
Deferred income taxes	778.7	-
Other long-term assets	841.3	1,850.2
Separate Accounts assets (Note 2)	5,919.9	19,249.4
Total assets	$35,852.5	$50,724.7

Liabilities and shareholders' equity
Current liabilities:
Health care costs payable	$2,393.2	$2,177.4
Future policy benefits	759.7	763.8
Unpaid claims	559.8	625.9
Unearned premiums	238.6	198.4
Policyholders' funds	754.4	668.2
Collateral payable under securities loan agreements	749.6	1,142.4
Short-term debt	215.7	130.7
Accrued expenses and other current liabilities	1,883.8	1,967.9
Total current liabilities	7,554.8	7,674.7
Future policy benefits	6,765.4	7,253.2
Unpaid claims	1,271.2	1,234.1
Policyholders' funds	1,171.7	1,225.7
Long-term debt	3,638.3	3,138.5
Deferred income taxes	-	146.4
Other long-term liabilities	1,344.8	764.3
Separate Accounts liabilities (Note 2)	5,919.9	19,249.4
Total liabilities	27,666.1	40,686.3
Commitments and contingencies (Note 18)
Shareholders' equity:
Common stock ($.01 par value; 2.7 billion shares authorized and 456.3 million shares issued and outstanding in 2008; 2.8 billion shares authorized and 496.3 million shares issued and
outstanding in 2007) and additional paid-in capital	351.2	188.8
Retained earnings	9,716.5	10,138.0
Accumulated other comprehensive loss	(1,881.3)	(288.4)
Total shareholders' equity	8,186.4	10,038.4
Total liabilities and shareholders' equity	$35,852.5	$50,724.7

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report - Page 45

Consolidated Statements of Shareholders’ Equity
		Common
	Number of	Stock and		Accumulated
	Common	Additional		Other	Total
	Shares	Paid-in	Retained	Comprehensive	Shareholders'	Comprehensive
(Millions)	Outstanding	Capital	Earnings	(Loss) Income	Equity	Income (Loss)
Balance at December 31, 2005	566.5	$ 2,414.7	$ 7,723.7	$ 50.3	$ 10,188.7
Comprehensive income:
Net income	-	-	1,701.7	-	1,701.7	$ 1,701.7
Other comprehensive loss (Note 10):
Net unrealized losses on securities	-	-	-	(37.6)	(37.6)
Net foreign currency losses	-	-	-	(.4)	(.4)
Net derivative gains	-	-	-	8.7	8.7
Pension liability adjustment	-	-	-	5.7	5.7
Other comprehensive loss	-	-	-	(23.6)	(23.6)	(23.6)
Total comprehensive income						$ 1,678.1
Adjustment to initially recognize the funded
status of pension and OPEB plans	-	-	-	(652.4)	(652.4)
Common shares issued for benefit plans,
including tax benefit	9.8	281.5	-	-	281.5
Repurchases of common shares	(60.3)	(2,330.0)	-	-	(2,330.0)
Dividends declared ($.04 per share)	-	-	(20.8)	-	(20.8)

Balance at December 31, 2006	516.0	366.2	9,404.6	(625.7)	9,145.1
Cumulative effect of new accounting standards	-	-	(1.0)	113.9	112.9
Beginning balance at January 1, 2007, as adjusted	516.0	366.2	9,403.6	(511.8)	9,258.0
Comprehensive income:
Net income	-	-	1,831.0	-	1,831.0	$ 1,831.0
Other comprehensive income (Note 10):
Net unrealized losses on securities	-	-	-	(13.2)	(13.2)
Net foreign currency gains	-	-	-	3.6	3.6
Net derivative losses	-	-	-	(15.8)	(15.8)
Pension and OPEB plans	-	-	-	248.8	248.8
Other comprehensive income	-	-	-	223.4	223.4	223.4
Total comprehensive income						$ 2,054.4
Common shares issued for benefit plans,
including tax benefit	13.5	415.0	-	-	415.0
Repurchases of common shares	(33.2)	(592.4)	(1,076.6)	-	(1,669.0)
Dividends declared ($.04 per share)	-	-	(20.0)	-	(20.0)

Balance at December 31, 2007	496.3	188.8	10,138.0	(288.4)	10,038.4
Comprehensive income:
Net income	-	-	1,384.1	-	1,384.1	$ 1,384.1
Other comprehensive loss (Note 10):
Net unrealized losses on securities	-	-	-	(282.6)	(282.6)
Net foreign currency losses	-	-	-	(7.3)	(7.3)
Net derivative losses	-	-	-	(8.4)	(8.4)
Pension and OPEB plans	-	-	-	(1,294.6)	(1,294.6)
Other comprehensive loss	-	-	-	(1,592.9)	(1,592.9)	(1,592.9)
Total comprehensive loss						$ (208.8)
Common shares issued for benefit plans,
including tax benefit	2.9	162.9	-	-	162.9
Repurchases of common shares	(42.9)	(.5)	(1,787.2)	-	(1,787.7)
Dividends declared ($.04 per share)	-	-	(18.4)	-	(18.4)
Balance at December 31, 2008	456.3	$ 351.2	$ 9,716.5	$ (1,881.3)	$ 8,186.4

Refer to accompanying Notes to Consolidated Financial Statements.
Annual Report - Page 46

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2008	2007	2006
Cash flows from operating activities:
Net income	$1,384.1	$1,831.0	$1,701.7
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital losses (gains)	655.9	73.7	(32.2)
Depreciation and amortization	378.3	321.5	270.4
Stock-based compensation expense	95.7	89.4	73.7
Equity in earnings of affiliates, net	159.1	(88.3)	(102.2)
(Accretion) amortization of net investment (discount) premium	(15.2)	3.6	18.7
Physician class action settlement insurance-related charge	-	-	72.4
Discontinued operations	-	-	(16.1)
Changes in assets and liabilities:
Accrued investment income	(4.4)	(6.1)	1.8
Premiums due and other receivables	(106.2)	(91.7)	(61.2)
Income taxes	(143.4)	28.8	29.9
Other assets and other liabilities	(110.4)	(119.0)	(205.7)
Health care and insurance liabilities	(82.1)	23.8	(106.1)
Other, net	(4.5)	(1.2)	(6.5)
Net cash provided by operating activities of continuing operations	2,206.9	2,065.5	1,638.6
Discontinued operations (Note 21)	-	-	49.7
Net cash provided by operating activities	2,206.9	2,065.5	1,688.3

Cash flows from investing activities:
Proceeds from sales and maturities of investments	11,681.2	10,577.0	11,837.6
Cost of investments	(12,307.9)	(10,642.2)	(11,939.5)
Additions of property, equipment and software	(446.6)	(400.4)	(290.5)
Cash used for acquisitions, net of cash acquired	-	(572.2)	(160.9)
Net cash used for investing activities	(1,073.3)	(1,037.8)	(553.3)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of issuance costs	484.8	663.9	1,978.9
Net issuance of short-term debt	85.6	85.5	45.0
Repayment of long-term debt	-	-	(1,150.0)
Deposits and interest credited for investment contracts	8.5	9.7	28.2
Withdrawals of investment contracts	(38.4)	(21.2)	(211.8)
Common shares issued under benefit plans	29.7	170.8	115.8
Stock-based compensation tax benefits	27.8	153.2	89.6
Common shares repurchased	(1,787.7)	(1,695.6)	(2,322.5)
Dividends paid to shareholders	(18.4)	(20.0)	(20.8)
Net cash used for financing activities	(1,208.1)	(653.7)	(1,447.6)

Net (decrease) increase in cash and cash equivalents	(74.5)	374.0	(312.6)
Cash and cash equivalents, beginning of period	1,254.0	880.0	1,192.6
Cash and cash equivalents, end of period	$1,179.5	$1,254.0	$880.0
Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report - Page 47

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

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

•
Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life insurance, group universal life, voluntary programs and accidental death and dismemberment coverage.  Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products (refer to Note 20 beginning on page 81 for additional information).

Our three business segments are distinct businesses that offer different products and services.  Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels.  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 below.  We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and certain other items) (refer to Note 19 beginning on page 79 for segment financial information).

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control.  All significant intercompany balances have been eliminated in consolidation.

Reclassifications
Certain reclassifications have been made to the 2007 financial information to conform with the 2008 presentation.

Annual Report - Page 48

New Accounting Standards
Cumulative Effect of New Accounting Standards in 2007
Effective January 1, 2007, we adopted the measurement date provisions of Statement of Financial Accounting Standards (“FAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which resulted in a cumulative effect adjustment to the opening balance of shareholders’ equity at January 1, 2007 comprised of a $4 million increase to retained earnings and a $114 million decrease to accumulated other comprehensive loss.  In addition we adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which resulted in a cumulative effect adjustment to the opening balance of retained earnings at January 1, 2007 of $5 million.

Fair Value Measurements
Effective January 1, 2008, we adopted FAS 157, “Fair Value Measurements.”  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 does not require new fair value measurements.  In February 2008, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of FAS 157 for nonfinancial assets and liabilities until January 2009.  Refer to Note 15 beginning on page 72 for additional information on our fair value measurements.

In October 2008, the FASB released FASB Staff Position (“FSP”) FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which clarifies the application of FAS 157 in situations in which the market for a financial asset is inactive.  FSP FAS 157-3 was effective for us on September 30, 2008, but did not have a material impact on our financial position or results of operations.

Investment Impairments
In January 2009, the FASB released FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” which amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets.”  FSP EITF 99-20-1 was effective for us on December 31, 2008, but did not have a material impact on our financial position or results of operations.

Future Application of Accounting Standards
Business Combinations and Noncontrolling Interests
In December 2007, the FASB released FAS 141R, “Business Combinations” and FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.”  Both standards will be effective for transactions that occur after January 1, 2009.

FAS 141R applies to all business combinations and will require the acquiring entity to recognize the assets and liabilities acquired at their respective fair value.  This standard changes the accounting for business combinations in several areas.  Some of these changes will result in increased volatility in our results of operations and financial position.  For example, transaction costs, which are currently capitalized in a business combination, will be expensed as incurred.  Additionally, pre-acquisition contingencies (such as in-process lawsuits acquired) and contingent consideration (such as additional consideration contingent on specified events in the future) will be recorded at fair value at the acquisition date, with subsequent changes in fair value reflected in our results of operations.  Under current accounting guidance, adjustments to these contingencies are reflected in the allocation of purchase price if they occur within a certain period of time after the acquisition date.

FAS 160 amends previous guidance and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (often otherwise referred to as minority interests) and for deconsolidation of the subsidiary.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes.  We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of investment securities and revenue recognition.  We use information available to
Annual Report - Page 49

us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used.  Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and other debt securities with a maturity of three months or less when purchased.  The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities.  Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current.  We have classified our debt and equity securities as available for sale and carry them at fair value.  Refer to Note 15 beginning on page 72 for additional information on how we estimate the fair value of our debt and equity securities.  The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.  We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary.  If a decline in fair value is considered other-than-temporary, the carrying amount of the security is written down to fair value through our results of operations.  We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

We lend certain debt and equity securities from our investment portfolio to other institutions for short periods of time.  Borrowers must post collateral, primarily cash, in the amount of 102% to 105% of the fair value of the loaned security.  The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates.  The collateral is retained and invested by a lending agent according to our guidelines to generate additional income for us.

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

Other Investments
Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships), investment real estate and derivatives.  Alternative investments are accounted for under the equity method unless we control the entity, in which case we consolidate the entity.  We invest in real estate for the production of income.  We carry the value of our investment real estate on our balance sheet at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value.  Depreciation is calculated using the straight-line method based on the estimated useful life of each asset.  If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs.  We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information.  At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.
Annual Report - Page 50

We make limited use of derivatives in order to manage interest rate, foreign exchange, price risk and credit exposure.  The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps, credit default swaps and warrants.  Derivatives are reflected at fair value on our balance sheets.

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

Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Health Care’s and Group Insurance’s liabilities and Large Case Pensions’ products (other than experience-rated and discontinued products) are reflected in our results of operations.  Realized capital gains and losses are determined on a specific identification basis.  Unrealized capital gains and losses are reflected in shareholders’ equity, net of tax, as a component of accumulated other comprehensive loss.  We reflect purchases and sales of debt and equity securities and alternative investments on the trade date.  We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us.  The effect of investment performance is allocated to contract holders’ accounts daily, based on the underlying investment’s experience and, therefore, does not impact our results of operations (as long as minimum guarantees are not triggered).  Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders’ funds in our balance sheets.  Net investment income supporting Large Case Pensions’ experience-rated products is included in net investment income in our statements of income and is credited to contract holders in current and future benefits.

When we discontinued the sale of our fully guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these products and segregated the related investments.  These investments are managed as a separate portfolio.  Investment income and net realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact our results of operations.  Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in our balance sheets.  Refer to Note 20 beginning on page 81 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts.  Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured.  Failure of reinsurers to indemnify us could result in losses, however we do not expect charges for unrecoverable reinsurance to have a material effect on our results of operations or financial position.  We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers.  At December 31, 2008, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 beginning on page 75 for additional information).  We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas that we participate in state-mandated health insurance pools.  We did not have material premiums ceded to or assumed from other insurance companies in the three years ended December 31, 2008.

Annual Report - Page 51

Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill.  If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any.  Our reporting units with goodwill are our Health Care and Group Insurance segments.  Impairments, if any, would be classified as an operating expense.  After performing our analysis, we determined that there was no impairment of goodwill in the three years ended December 31, 2008.

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

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization.  At December 31, 2008 and 2007, the historical cost of property and equipment was approximately $1.1 billion and $983 million, respectively, and the related accumulated depreciation was approximately $615 million and $619 million, respectively.  We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable.  If we determine that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition.  If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds its fair value.  There were no impairment losses for the three years ended December 31, 2008.

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

In 1996, we entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) under which mortgage loan and real estate Separate Account assets would transition out of our business.  During 2008, approximately $12.4 billion of our mortgage loan and real estate Separate Account assets and corresponding liabilities transitioned out of our business.  These transitions did not impact our shareholders’ equity, results of operations or cash flows.

Health Care and Other Insurance Liabilities
Health Care Costs Payable
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s POS, PPO, HMO, Indemnity, Medicare and Medicaid products.  Unpaid health care claims include
Annual Report - Page 52

our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date (collectively, “IBNR”).  Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements.  Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, medical cost trends, historical utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors.  We reflect changes in these estimates in health care costs in our results of operations.  Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the medical services provided to the member.  Less than 6% of our health care costs related to capitated arrangements in each of the last three years.  Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business.  Reserves for limited payment contracts are computed in accordance with GAAP, with consideration given to actuarial principles and are based upon assumptions reflecting anticipated mortality, retirement, expense and interest rate experience.  Such assumptions generally vary by plan, year of issue and policy duration.  Assumed interest rates on such contracts ranged from 2.0% to 11.3% in both 2008 and 2007.  We periodically review mortality assumptions against both industry standards and our experience.  Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums.  Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2008 and 2007.  Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date.  Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration.  We develop our reserves for IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors.  We discount certain claim liabilities related to group long-term disability and premium waiver contracts.  The discounted unpaid claim liabilities were $1.6 billion and $1.5 billion at December 31, 2008 and 2007, respectively.  The undiscounted value of these unpaid claim liabilities was $2.5 billion and $2.4 billion at December 31, 2008 and 2007, respectively.  The discount rates generally reflect our expected investment returns for the investments supporting these liabilities and ranged from 6.0% to 6.4% in 2008 and 6.0% to 6.2% in 2007.  The discount rates for retrospectively-rated contracts are set at contractually specified levels.  Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders’ funds
Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses.  Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments.  In 2008, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.7% and interest rates for group life and health contracts ranged from .1% to 4.7%.  In 2007, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.6% and interest rates for group life and health contracts ranged from 1.5% to 4.9%.  Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.
Annual Report - Page 53

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

Premium Deficiency Reserves
We evaluate our health care and group insurance contracts to determine if it is probable that a loss will be incurred.  We would recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts.  Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts.  For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.  We did not have any material premium deficiency reserves at December 31, 2008 or 2007.

Health Care Contract Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice.  Acquisition costs related to our prepaid health care and health indemnity contracts are expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services.  Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts.  Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage.  Other premium revenue for Large Case Pensions’ limited payment pension and annuity contracts is recognized as revenue in the period received.  Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $82 million and $76 million at December 31, 2008 and 2007, respectively, and is reflected as a reduction of premiums receivable in our balance sheets.  The balance of the allowance for uncollectable accounts on other receivables was $61 million and $78 million at December 31, 2008 and 2007, respectively, and is reflected as a reduction of other receivables in our balance sheets.

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

In addition, fees and other revenue also include charges assessed against contract holders’ funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business.  Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue.  Some of our Large Case Pension contract holders have the contractual right to purchase annuities with life contingencies using the funds they maintain on deposit with us.  Since these products are considered an insurance contract, when the contract holder makes this election, we treat the accumulated investment balance as a single premium and reflect it as both premiums and current and future benefits in our statements of income.
Annual Report - Page 54

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

Allocation of Operating Expenses
We allocate to the business segments centrally incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied).  Interest expense on third-party borrowings is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments.  Such amounts are reflected in Corporate Interest in our segment financial information.  Refer to Note 19 beginning on page 79 for additional information.

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

During 2007, we invested approximately $613 million in the following transactions, which we believe will enhance our existing product capabilities and future growth opportunities.  All acquisitions were funded with available cash.

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

We recorded goodwill related to these transactions of approximately $455 million.  All of the goodwill related to these acquisitions was assigned to our Health Care segment.  Refer to Note 7 beginning on page 57 for additional information.

Annual Report - Page 55

4.	Earnings Per Common Share

Basic earnings per share (“EPS”) is computed by dividing income from continuing operations (i.e., the numerator) by the weighted average number of common shares outstanding (i.e., the denominator) during the period.  Diluted EPS is computed in a manner similar to basic EPS, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of stock options, stock appreciation rights and other dilutive financial instruments, but only in the periods in which such effect is dilutive.

The computations of basic and diluted EPS from continuing operations for 2008, 2007 and 2006 were as follows:

(Millions, except per common share data)	2008	2007	2006
Income from continuing operations	$1,384.1	$1,831.0	$1,685.6
Weighted average shares used to compute basic EPS	475.5	509.2	546.2
Dilutive effect of outstanding stock-based compensation awards (1)	12.8	17.8	22.9
Weighted average shares used to compute diluted EPS	488.3	527.0	569.1
Basic EPS	$2.91	$3.60	$3.09
Diluted EPS	$2.83	$3.47	$2.96
(1)
Approximately 9.7 million and 2.6 million stock appreciation rights (“SARs”) (with exercise prices ranging from $25.94 to $59.76 and $44.22 to $59.76, respectively) were not included in the calculation of diluted EPS for 2008 and 2007, respectively, and approximately 1.6 million stock options (with exercise prices ranging from $33.38 to $42.35) were not included in the calculation of diluted EPS for 2008 as their exercise prices were greater than the average market price during the applicable period.

5.	Operating Expenses

For 2008, 2007 and 2006, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2008		2007	2006
Selling expenses	$1,149.6		$1,060.9	$952.7
General and administrative expenses:
Salaries and related benefits	2,619.8		2,343.6	2,305.3
Other general and administrative expenses (1)	1,982.1		1,641.9	1,562.6
Total general and administrative expenses	4,601.9	(2)	3,985.5	3,867.9
Total operating expenses	$5,751.5		$5,046.4	$4,820.6
(1)
Includes the following charges for 2008: a $42.2 million allowance on a reinsurance recoverable and a $20.0 million contribution for the establishment of an out-of-network pricing database.  Includes the following charges for 2006: a physician class action settlement insurance-related charge of $72.4 million pretax; a debt refinancing charge of $12.4 million pretax and an acquisition-related software charge of $8.3 million pretax.  Refer to the reconciliation of operating earnings to income from continuing operations in Note 19 beginning on page 79 for additional information.

(2)
In 2008, we recorded a $54.7 million severance and facility charge related to actions taken.  This charge is reflected in total general and administrative expenses.  Refer to the reconciliation of operating earnings to income from continuing operations in Note 19 beginning on page 79 for additional information.

Annual Report - Page 56

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2008, 2007 and 2006:

(Millions)	2008	2007	2006
Health care costs payable, beginning of the period	$2,177.4	$1,927.5	$1,817.0
Less: Reinsurance recoverables	2.9	3.7	5.5
Health care costs payable, beginning of the period - net	2,174.5	1,923.8	1,811.5
Acquisition of businesses	-	58.1	-
Add: Components of incurred health care costs
Current year	20,948.5	17,472.0	15,495.4
Prior years (1)	(163.0)	(177.2)	(194.4)
Total incurred health care costs	20,785.5	17,294.8	15,301.0
Less: Claims paid
Current year	18,726.4	15,528.5	13,761.9
Prior years	1,842.4	1,573.7	1,426.8
Total claims paid	20,568.8	17,102.2	15,188.7
Health care costs payable, end of period - net	2,391.2	2,174.5	1,923.8
Add: Reinsurance recoverables	2.0	2.9	3.7
Health care costs payable, end of the period	$2,393.2	$2,177.4	$1,927.5
(1)
The favorable development of prior period health care cost estimates was primarily the result of the actual claim submission time being faster than we anticipated as well as lower than expected health care cost trends.  We had no significant development of prior period health care cost estimates that affected results of operations in 2008, 2007 or 2006.

7.	Goodwill and Other Acquired Intangible Assets

We increased the carrying value of goodwill in 2008 and 2007 as follows:

(Millions)	2008	2007
Balance, beginning of the period	$5,081.0	$4,603.6
Goodwill acquired:
Schaller Anderson	1.0	377.0
Goodhealth	3.6	73.4
Other	-	27.0
Balance, end of the period (1)	$5,085.6	$5,081.0
(1)	Approximately $5.0 billion of goodwill was assigned to the Health Care segment and $104 million of goodwill was assigned to the Group Insurance segment at both December 31, 2008 and 2007.

Other acquired intangible assets at December 31, 2008 and 2007 were comprised of the following:

			Accumulated		Amortization
(Millions)	Cost		Amortization	Net Balance	Period (Years)
2008
Other acquired intangible assets:
Provider networks	$703.2	(1)	$340.2	$363.0	12-25
Customer lists	399.9	(1)	150.8	249.1	4-10
Technology	25.3		14.7	10.6	3-5
Other	38.1	(1)	15.7	22.4	2-15
Trademarks	22.3		-	22.3	Indefinite
Total other acquired intangible assets	$1,188.8		$521.4	$667.4

2007
Other acquired intangible assets:
Provider networks	$701.0	(1)	$310.8	$390.2	12-25
Customer lists	384.4	(1)	93.6	290.8	4-10
Technology	61.8	(1)	37.9	23.9	3-5
Other	71.0	(1)	17.8	53.2	3-15
Trademarks	22.3		-	22.3	Indefinite
Total other acquired intangible assets	$1,240.5		$460.1	$780.4
(1)
As a result of our acquisitions in 2007, we preliminarily assigned $133.8 million to customer lists, $42.5 million to other, $5.3 million to technology and $4.8 million to provider networks.  We completed the valuation for these acquisitions in 2008, and as a result, we assigned an additional $15.5 million to customer lists and $2.2 million to provider networks and reduced other by $22.5 million.

Annual Report - Page 57

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2009	$96.5
2010	91.0
2011	83.6
2012	72.1
2013	62.9

8.	Investments

Total investments at December 31, 2008 and 2007 were as follows:

	2008			2007
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$633.8	$13,359.5	$13,993.3	$822.9	$14,309.0	$15,131.9
Mortgage loans	70.4	1,609.5	1,679.9	27.3	1,485.3	1,512.6
Other investments	1.8	1,194.4	1,196.2	1.3	1,245.8	1,247.1
Total investments	$706.0	$16,163.4	$16,869.4	$851.5	$17,040.1	$17,891.6

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2008 and 2007 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Millions)	Cost	Gains	Losses	Value
2008
Debt securities:
U.S. government securities	$890.7	$115.3	$.4	$1,005.6
States, municipalities and political subdivisions	1,942.8	23.3	72.5	1,893.6
U.S. corporate securities	6,343.8	228.2	416.5	6,155.5
Foreign securities	2,134.0	103.0	124.9	2,112.1
Mortgage-backed and other asset-backed securities	2,737.9	56.1	299.0	2,495.0
Redeemable preferred securities	400.4	6.6	107.0	300.0
Total debt securities	14,449.6	532.5	1,020.3	13,961.8
Equity securities	43.4	.2	12.1	31.5
Total debt and equity securities (1)	$14,493.0	$532.7	$1,032.4	$13,993.3

2007
Debt securities:
U.S. government securities	$1,369.8	$63.4	$.5	$1,432.7
States, municipalities and political subdivisions	1,656.5	22.0	5.3	1,673.2
U.S. corporate securities	6,343.3	157.1	98.4	6,402.0
Foreign securities	2,187.1	92.1	18.5	2,260.7
Mortgage-backed and other asset-backed securities	2,818.0	37.0	28.4	2,826.6
Redeemable preferred securities	509.6	9.2	27.2	491.6
Total debt securities	14,884.3	380.8	178.3	15,086.8
Equity securities	38.7	6.8	.4	45.1
Total debt and equity securities (2)	$14,923.0	$387.6	$178.7	$15,131.9
(1)
Includes investments with a fair value of $3.7 billion, gross unrealized gains of $211.3 million and gross unrealized losses of $334.7 million that support our experience-rated and discontinued products at December 31, 2008.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.  Refer to Note 2 beginning on page 48 for additional information.

(2)
Includes investments with a fair value of $4.7 billion, gross unrealized gains of $205.6 million and gross unrealized losses of $60.9 million that support our experience-rated and discontinued products at December 31, 2007.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.  Refer to Note 2 beginning on page 48 for additional information.

Annual Report - Page 58

The fair value of debt securities at December 31, 2008 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

Fair
(Millions)	Value
Due to mature:
One year or less	$614.5
After one year, through five years	3,159.2
After five years, through ten years	3,496.4
After ten years	4,196.5
Mortgage-backed securities	2,111.6
Other asset-backed securities	383.6
Total	$13,961.8

The maturity dates for debt securities in an unrealized loss position at December 31, 2008 were as follows:

	Supporting discontinued		Supporting remaining
	and experience-rated products		products		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses
Due to mature:
Less than one year	$26.8	$(.5)	$148.5	$(4.7)	$175.3	$(5.2)
One year through five years (1)	334.8	(29.8)	1,432.0	(137.6)	1,766.8	(167.4)
After five years through ten years (1)	492.3	(76.0)	1,259.6	(173.2)	1,751.9	(249.2)
Greater than ten years (1)	918.1	(217.3)	1,936.5	(380.8)	2,854.6	(598.1)
Mortgage-backed securities (1)	-	-	33.3	(.4)	33.3	(.4)
Total	$1,772.0	$(323.6)	$4,809.9	$(696.7)	$6,581.9	$(1,020.3)
(1)	Debt securities in an unrealized loss position that are not due to mature in less than one year are classified as long-term investments on our consolidated balance sheets.

When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time.  We also determine if we have the intent and ability to hold the investment until it recovers in value.  Summarized below are the debt and equity securities we held at December 31, 2008, that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses
2008
Debt securities:
U.S. government securities	$4.0	$-	$24.4	$.4	$28.4	$.4
State, municipalities and political subdivisions	786.9	42.8	175.6	29.6	962.5	72.4
U.S. corporate securities	2,010.4	167.9	1,238.6	248.6	3,249.0	416.5
Foreign securities	777.7	73.6	178.6	51.4	956.3	125.0
Mortgage-backed and other asset-backed securities	616.6	94.7	504.1	204.3	1,120.7	299.0
Redeemable preferred securities	125.3	32.5	139.7	74.5	265.0	107.0
Total debt securities	4,320.9	411.5	2,261.0	608.8	6,581.9	1,020.3
Equity securities	24.5	9.5	.8	2.6	25.3	12.1
Total debt and equity securities	$4,345.4	$421.0	$2,261.8	$611.4	$6,607.2	$1,032.4
(1)	At December 31, 2008, debt and equity securities in an unrealized loss position of $334.7 million and related fair value of $1.8 billion related to discontinued and experience-rated products.

Annual Report - Page 59

Summarized below are the debt and equity securities we held at December 31, 2007, that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Millions)	Value	Losses	Value	Losses	Value	Losses
2007
Debt securities:
U.S. government securities	$41.7	$.4	$5.3	$.1	$47.0	$.5
State, municipalities and political subdivisions	246.4	3.1	130.5	2.2	376.9	5.3
U.S. corporate securities	1,699.8	60.5	787.6	37.9	2,487.4	98.4
Foreign securities	278.2	4.7	262.5	13.8	540.7	18.5
Mortgage-backed and other asset-backed securities	330.0	10.1	977.4	18.3	1,307.4	28.4
Redeemable preferred securities	116.4	11.9	100.3	15.3	216.7	27.2
Total debt securities	2,712.5	90.7	2,263.6	87.6	4,976.1	178.3
Equity securities	.3	.4	-	-	.3	.4
Total debt and equity securities	$2,712.8	$91.1	$2,263.6	$87.6	$4,976.4	$178.7
(1)	At December 31, 2007, debt and equity securities in an unrealized loss position of $60.9 million and related fair value of $1.4 billion related to discontinued and experience-rated products.

We reviewed the securities in the table above and on page 59 and concluded that these are performing assets generating investment income to support the needs of our business.  In performing this review, we considered factors such as the quality of the investment security based on research performed by external rating agencies and our internal credit analysts and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery.  On the basis of these factors, we have the ability and intent to hold these securities until their cost can be recovered.  Therefore we did not take an other-than-temporary impairment loss on these investments.  Unrealized losses at December 31, 2008 were generally caused by the widening of credit spreads relative to the interest rates on U.S. Treasury securities.  Unrealized losses at December 31, 2007 were generally caused by the widening of credit spreads relative to the interest rates on U.S. Treasury securities and an increase in interest rates on U.S. Treasury securities.

Mortgage Loans
Our mortgage loans are secured by commercial real estate.  We had no material problem, restructured or potential problem loans included in mortgage loans at December 31, 2008 or 2007.  At December 31, 2008, our mortgage loans continue to be performing assets.  We had no reserves on our mortgage loans at December 31, 2008 or 2007.

At December 31, 2008 scheduled mortgage loan principal repayments were as follows:

(Millions)
2009	$70.4
2010	100.8
2011	106.1
2012	82.3
2013	278.7
Thereafter	1,041.6

Variable Interest Entities (“VIEs”)
We do not have any material relationships with VIEs which require consolidation.  We have relationships with certain real estate and hedge fund partnerships that are considered VIEs.  When determining that these relationships were VIEs, we considered if we should consolidate the entity by determining if we would receive the majority of the expected losses and the expected residual returns.  Based on this analysis, we would not be considered the primary beneficiary of these investments.  We record the amount of our investment in these partnerships as long-term investments and other long-term assets on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2008 and 2007 of approximately $103 million and $89 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not believe is significant.  We do not have a future obligation to fund losses or to fund debt on behalf of these investments,

Annual Report - Page 60

however, we may voluntarily contribute funds.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $4.4 billion and $2.5 billion at December 31, 2008 and 2007, respectively.  The hedge fund partnerships had total assets of approximately $7.2 billion at both December 31, 2008 and 2007.

Credit Default Swaps
We sell credit protection via credit default swap contracts to manage credit exposure in our investment portfolio.  Our contracts are limited to credit exposure on single name entities or investment grade indices and have terms no greater than five years.  We would have to pay under these contracts based on certain defined triggering events such as bankruptcy, failure to pay and restructuring the terms of the underlying obligation.  The fair value and maximum amount of future payments for these credit default swaps at December 31, 2008 were $(.8) million and $46 million, respectively.  At December 31, 2008, we were not required to make any payments to our counterparties for risks covered by these credit default swaps.

Net Investment Income
Sources of net investment income in 2008, 2007 and 2006 were as follows:

(Millions)	2008	2007	2006
Debt securities	$877.4	$860.4	$844.8
Mortgage loans	116.9	123.5	136.9
Other	(50.4)	205.4	218.0
Gross investment income	943.9	1,189.3	1,199.7
Less: Investment expenses	(33.9)	(39.4)	(35.0)
Net investment income (1)	$910.0	$1,149.9	$1,164.7
(1)
Investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 2 beginning on page 48 for additional information). Net investment income includes $296.1 million, $446.4 million and $504.4 million in 2008, 2007 and 2006, respectively, related to investments supporting our experience-rated and discontinued products.

The decrease in Other in 2008 compared to 2007 was primarily due to lower income from alternative investments.

9.	Capital Gains and Losses on Investments and Other Activities

Net realized capital losses for December 31, 2008, 2007 and 2006, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2008	2007	2006
Other-than-temporary impairments of debt securities-yield related	$(502.3)	$(124.9)	$-
Other-than-temporary impairments of debt securities-credit related	(141.3)	(2.9)	.1
Sales of debt securities	(14.9)	51.7	14.6
Other	2.6	2.4	17.5
Pretax net realized capital (losses) gains	$(655.9)	$(73.7)	$32.2

Recognizing a yield-related other-than-temporary impairment (“OTTI”) loss requires significant diligence and judgment.  We carefully evaluate all relevant facts and circumstances for each investment in our analyses.  We have concluded that the investments for which a yield-related OTTI was recognized continue to be performing assets generating investment income to support the needs of our businesses.  However, accounting guidance requires us to assert our intent and ability to hold such securities until market recovery to avoid loss recognition.  In order to maintain appropriate flexibility in managing our investment portfolio, we do not make this assertion and therefore we recorded these yield-related OTTI losses.

Yield-related OTTI losses were primarily due to the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008 and increases in the interest rates on U.S. Treasury securities in 2007.  During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities.  The lack of available credit, lack of

Annual Report - Page 61

confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

The credit-related OTTI losses include $105 million pretax in 2008 related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses in 2008, 2007 and 2006 were as follows:

(Millions)	2008	2007	2006
Proceeds on sales	$7,494.2	$8,370.6	$10,057.6
Gross realized capital gains	120.6	80.0	88.0
Gross realized capital losses	136.8	28.1	70.9

10.	Other Comprehensive Income (Loss)

Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) in 2008, 2007 and 2006:

	Net Unrealized Gains (Losses)					Total Other
		Foreign		Pension and		Comprehensive
(Millions)	Securities	Currency	Derivatives	OPEB plans		Income (Loss)
Balance at December 31, 2005	$104.1	$12.0	$(1.1)	$(64.7)		$50.3
Net unrealized losses on securities ($(53.7) pretax)	(34.9)	-	-	-		(34.9)
Net foreign currency losses ($(.6) pretax)	-	(.4)	-	-		(.4)
Net derivative gains ($24.9 pretax)	-	-	16.2	-		16.2
Pension liability adjustment ($8.8 pretax)	-	-	-	5.7	(1)	5.7
Reclassification to earnings ($(15.7) pretax)	(2.7)	-	(7.5)	-		(10.2)
Adjustment to initially recognize the funded status
of pension and OPEB plans	-	-	-	(652.4)	(2)	(652.4)

Balance at December 31, 2006	66.5	11.6	7.6	(711.4)		(625.7)
Effect of changing measurement date of pension and
OPEB plans pursuant to FAS 158	-	-	-	113.9	(3)	113.9
Balance at January 1, 2007, as adjusted	66.5	11.6	7.6	(597.5)		(511.8)
Net unrealized (losses) gains ($250.0 pretax)	(64.3)	-	-	226.8		162.5
Net foreign currency gains ($5.5 pretax)	-	3.6	-	-		3.6
Net derivative losses ($(19.2) pretax)	-	-	(12.5)	-		(12.5)
Reclassification to earnings ($107.4 pretax)	51.1	-	(3.3)	22.0		69.8

Balance at December 31, 2007	53.3	15.2	(8.2)	(348.7)		(288.4)
Net unrealized losses ($3,158.9 pretax)	(756.7)	-	-	(1,296.6)		(2,053.3)
Net foreign currency losses ($11.2 pretax)	-	(7.3)	-	-		(7.3)
Net derivative losses ($14.3 pretax)	-	-	(9.3)	-		(9.3)
Reclassification to earnings ($647.7 pretax)	474.1	-	.9	2.0		477.0

Balance at December 31, 2008	$(229.3)	$7.9	$(16.6)	$(1,643.3)		$(1,881.3)
(1)
The amount recognized reflects the $8.8 million pretax charge to record the minimum pension liability adjustment of the pension plan in accordance with the provisions of FAS 87, “Employers’ Accounting for Pensions” (“FAS 87”), prior to the adoption of FAS 158.

(2)	The amount recognized reflects the $943.5 million pretax and $60.2 million pretax adjustment to reflect the funded status of our pension and OPEB plans, respectively, in accordance with FAS 158.
(3)
We elected to adopt the measurement date provisions of FAS 158 in 2007.  The transition provisions of FAS 158 required us to recognize the effects of this change as an adjustment to the opening balance of accumulated other comprehensive loss on January 1, 2007.

Annual Report - Page 62

The components of our pension and OPEB plans included the following activity in accumulated other comprehensive (loss) income in 2008 and 2007:

	Pension Plans		OPEB Plans
	Unrecognized	Unrecognized	Unrecognized	Unrecognized
	Net Actuarial	Prior Service	Net Actuarial	Prior Service
(Millions)	Losses	Costs	Losses	Costs	Total
Balance at December 31, 2006	$(657.9)	$(14.4)	$(75.8)	$36.7	$(711.4)
Effect of changing measurement date of pension and
OPEB plans pursuant to FAS 158 (1)	115.3	.8	(1.6)	(.6)	113.9
Balance at January 1, 2007, as adjusted	(542.6)	(13.6)	(77.4)	36.1	(597.5)
Unrealized net gains arising during
the period ($348.9 pretax)	176.0	23.9	26.9	-	226.8
Reclassification to earnings ($34.0 pretax)	17.9	3.1	3.4	(2.4)	22.0
Balance at December 31, 2007	(348.7)	13.4	(47.1)	33.7	(348.7)
Unrealized net losses arising during
the period (($1,994.8) pretax)	(1,286.4)	-	(10.2)	-	(1,296.6)
Reclassification to earnings ($3.1 pretax)	4.1	(1.4)	1.7	(2.4)	2.0
Balance at December 31, 2008	$(1,631.0)	$12.0	$(55.6)	$31.3	$(1,643.3)
(1)
We elected to adopt the measurement date provisions of FAS 158 in 2007.  The transition provisions of FAS 158 required us to recognize the effects of this change as an adjustment to the opening balance of accumulated other comprehensive loss on January 1, 2007.

11.	Income Taxes

The components of our income tax provision in 2008, 2007 and 2006 were as follows:

(Millions)	2008	2007	2006
Current taxes:
Federal	$744.6	$742.1	$798.1
State	25.5	63.8	50.8
Total current taxes	770.1	805.9	848.9
Deferred taxes (benefits):
Federal	19.4	161.0	50.5
State	.6	(1.5)	1.6
Total deferred income taxes	20.0	159.5	52.1
Total income taxes	$790.1	$965.4	$901.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2008	2007	2006
Income from continuing operations before income taxes	$2,174.2	$2,796.4	$2,586.6
Tax rate	35%	35%	35%
Application of the tax rate	761.0	978.7	905.3
Tax effect of:
Valuation allowance	56.0	-	-
Other, net	(26.9)	(13.3)	(4.3)
Income taxes	$790.1	$965.4	$901.0

Annual Report - Page 63

The significant components of our net deferred tax assets at December 31, 2008 and 2007 were as follows:

(Millions)	2008	2007
Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$262.7	$292.4
Employee and postretirement benefits	601.6	-
Investments, net	422.2	158.2
Deferred policy acquisition costs	56.5	55.0
Accumulated other comprehensive loss	128.2	-
Insurance reserves	27.2	96.0
Other	102.0	107.3
Gross deferred tax assets	1,600.4	708.9
Less: Valuation allowance	66.1	25.3
Deferred tax assets, net of valuation allowance	1,534.3	683.6
Deferred tax liabilities:
Goodwill and other acquired intangible assets	244.0	240.6
Accumulated other comprehensive income	-	32.5
Depreciation and amortization	210.1	183.4
Employee and postretirement benefits	-	51.8
Total gross deferred tax liabilities	454.1	508.3
Net deferred tax assets (1)	$1,080.2	$175.3
(1)
Includes $301.5 million and $321.7 million classified as current assets at December 31, 2008 and 2007, respectively, and $778.7 million and $(146.4) million classified as noncurrent assets (liabilities) at December 31, 2008 and 2007, respectively.

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized.  A valuation allowance has been established on certain federal and state net operating losses, as well as on a portion of realized capital losses.  We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income.  However, the amount of the deferred tax asset considered realizable could be adjusted in the future if we revise our estimates of anticipated taxable income.

Beginning with the 2007 tax year, we entered into the Compliance Assurance Process (the “CAP”) with the IRS.  Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing.  The IRS has concluded its CAP audit of the 2007 tax return as well as all the prior years.  We expect the IRS will conclude its CAP audit of the 2008 tax year in 2009.

We are also subject to audits by state taxing authorities for tax years from 1996 through 2007.  We believe we carry appropriate reserves for any exposure to state tax issues.

We paid net income taxes of $906 million, $783 million and $732 million in 2008, 2007 and 2006, respectively.

At December 31, 2008 and 2007, we did not have material uncertain tax positions reflected in our consolidated balance sheet.  As such, we do not believe uncertain tax positions will materially affect our financial position, results of operations or our effective tax rates in future periods.

12.	Employee Benefit Plans

Defined Benefit Retirement Plans
We sponsor various noncontributory defined benefit plans, including two pension plans that cover substantially all employees and other postretirement benefit plans (“OPEB”) that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

For certain of our employees, we provide a noncontributory, defined benefit pension plan, the Aetna Pension Plan, which is a tax-qualified pension plan.  All pension plan participants accrue future benefits under a cash balance formula.

Annual Report - Page 64

We also sponsor a supplemental pension plan that, prior to January 1, 2007, had been used to provide benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans (such as the Aetna Pension Plan).  Effective January 1, 2007, no new benefits accrue under the supplemental pension plan, but interest will continue to be credited on outstanding supplemental cash balance accounts and the plan may continue to be used to credit special pension arrangements.

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company.  We provide subsidized health benefits to certain eligible employees who terminated employment prior to December 31, 2006.  There is a cap on our portion of the cost of providing medical and dental benefits to our retirees.  All current and future retirees and employees who terminate employment at age 45 or later with at least five years of service are eligible to participate in our group health plans at their own cost.

In accordance with FAS 158, during 2007 we changed our measurement date for determining benefit obligations and the fair value of plan assets of our pension and OPEB plans to December 31 (the end of our fiscal year).  We previously used September 30 as our measurement date.

The following table shows the changes in the benefit obligations during 2008 and 2007 for our pension and OPEB plans.  For the pension plans, the benefit obligation is the projected benefit obligation (which does not differ materially from the accumulated benefit obligation).  For the OPEB plans, the benefit obligation is the accumulated postretirement benefit obligation.

	Pension Plans		OPEB Plans
(Millions)	2008	2007	2008	2007
Benefit obligation, beginning of year	$4,906.2	$5,121.5	$332.1	$393.2
Net effect of changing measurement date pursuant to FAS 158	-	69.6	-	(2.6)
Service cost	45.3	44.4	.3	.3
Interest cost	312.2	299.1	20.0	21.7
Actuarial (gain) loss	(232.6)	(291.2)	11.4	(42.5)
Plan amendments	-	(36.7)	-	-
Benefits paid	(288.3)	(300.5)	(34.2)	(38.0)
Benefit obligation, end of year	$4,742.8	$4,906.2	$329.6	$332.1

We used the following weighted average assumptions to determine the benefit obligations of our pension and OPEB plans at our measurement date for 2008 and 2007:

	Pension Plans		OPEB Plans
	2008	2007	2008	2007
Discount rate	6.89%	6.56%	6.92%	6.35%
Rate of increase in future compensation levels	4.51	4.51	-	-

The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve.  The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point-in-time, based on high quality bonds.  Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve.  The discount rates differ for our pension and OPEB plans due to the nature of the projected benefit payments for each plan.

Annual Report - Page 65

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2008 and 2007 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2008	2007	2008	2007
Fair value of plan assets, beginning of year	$5,819.2	$5,336.4	$70.7	$70.8
Net effect of changing measurement date pursuant to FAS 158	-	265.3	-	(.1)
Actual (loss) return on plan assets	(1,727.1)	444.9	(.5)	2.6
Employer contributions	73.4	73.1	31.3	35.4
Benefits paid	(288.3)	(300.5)	(34.2)	(38.0)
Fair value of plan assets, end of year	$3,877.2	$5,819.2	$67.3	$70.7

The difference between the fair value of plan assets and the plan’s benefit obligation is referred to as the plan’s funded status.  This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 68.  The funded status of our pension and OPEB plans at the measurement date for 2008 and 2007 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2008	2007	2008	2007
Benefit obligation	$(4,742.8)	$(4,906.2)	$(329.6)	$(332.1)
Fair value of plan assets	3,877.2	5,819.2	67.3	70.7
Funded status	$(865.6)	$913.0	$(262.3)	$(261.4)

A reconciliation of the funded status at the measurement date for 2008 and 2007 of our pension and OPEB plans to the net amounts recognized as assets or liabilities on our balance sheets at December 31, 2008 and 2007 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2008	2007	2008	2007
Funded status	$(865.6)	$913.0	$(262.3)	$(261.4)
Unrecognized net actuarial losses	2,509.2	536.5	85.5	72.4
Unrecognized prior service credit	(18.4)	(20.6)	(48.1)	(51.8)
Amount recognized in accumulated other
comprehensive loss	(2,490.8)	(515.9)	(37.4)	(20.6)
Net amount of assets and liabilities recognized at December 31	$(865.6)	$913.0	$(262.3)	$(261.4)

The assets and liabilities recognized on our balance sheets at December 31, 2008 and 2007 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2008	2007	2008	2007
Prepaid pension asset reflected in other long-term assets	$-	$1,164.1	$-	$-
Accrued benefit liabilities reflected in other current liabilities	(71.4)	(21.5)	(31.1)	(28.0)
Accrued benefit liabilities reflected in other long-term liabilities	(794.2)	(229.6)	(231.2)	(233.4)
Net amount of assets and liabilities recognized at December 31	$(865.6)	$913.0	$(262.3)	$(261.4)

At December 31, 2008, we had approximately $2.5 billion and $86 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $18 million and $48 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs.  We expect to recognize approximately $217 million and $3 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $2 million and $4 million in accretion of prior service credits for our pension and OPEB plans, respectively, in 2009.

Annual Report - Page 66

Components of the net periodic benefit (income) cost in 2008, 2007 and 2006 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
(Millions)	2008	2007	2006	2008	2007	2006
Service cost	$45.3	$44.4	$97.8	$.3	$.3	$.3
Interest cost	312.2	299.1	283.1	20.0	21.7	25.4
Expected return on plan assets	(484.5)	(465.5)	(410.7)	(3.8)	(3.8)	(4.0)
(Accretion) amortization of prior service cost	(2.1)	4.8	5.7	(3.7)	(3.7)	(2.1)
Recognized net actuarial loss	6.3	27.6	77.3	2.6	5.3	7.1
Net periodic benefit (income) cost	$(122.8)	$(89.6)	$53.2	$15.4	$19.8	$26.7

The weighted average assumptions used to determine net periodic benefit (income) cost in 2008, 2007 and 2006 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2008	2007	2006	2008	2007	2006
Discount rate	6.57%	5.91%	5.77%	6.35%	5.82%	5.59%
Expected long-term return on plan assets	8.50	8.50	8.50	5.50	5.50	5.70
Rate of increase in future compensation levels	4.51	4.51	4.51	-	-	-

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans.  The assumed medical cost trend rate for 2009 is 10%, decreasing gradually to 5% by 2014.  The assumed prescription drug cost trend rate for 2009 is 15%, decreasing gradually to 5% by 2019.  These assumptions reflect our historical as well as expected future trends for retirees.  In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps.

The asset allocation of the pension and OPEB plans at the measurement date for 2008 and 2007 and the target asset allocation at December 31, 2008, presented as a percentage of the total plan assets, were as follows:

	Pension Plans			OPEB Plans
			Target			Target
(Millions)	2008	2007	Allocation	2008	2007	Allocation
Equity securities	55%	66%	55-75%	7%	11%	5-15%
Debt securities	32	24	10-30	87	87	80-90
Real estate/other	13	10	5-25	6	2	2-10
Total	100%	100%		100%	100%

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

Annual Report - Page 67

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

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts.  We may elect to voluntarily contribute amounts to our tax-qualified pension plan.  We do not have any regulatory contribution requirements for 2009; however, we intend to make a voluntary contribution of approximately $45 million to the Aetna Pension Plan in 2009.  Employer contributions related to the supplemental pension plan and OPEB plans represent payments to retirees for current benefits.  We have no plans to return any pension or OPEB plan assets to the Company in 2009.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, at December 31, 2008 were as follows:

(Millions)	Pension Plans	OPEB Plans
2009	$308.6	$ 31.1
2010	311.0	30.8
2011	314.3	30.5
2012	318.7	29.5
2013	430.5	28.8
2014-2018	1,836.1	135.0

401(k) Plan
Substantially all of our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments.  We provide for a match of up to 50% of the first 6% of eligible pay contributed to the plan.  The matching contributions are made in cash and invested according to each participant’s investment elections.  During 2008, 2007 and 2006, we made $47 million, $42 million and $40 million, respectively, in matching contributions.  The plan trustee held approximately 11 million shares of our common stock for plan participants at December 31, 2008.  At December 31, 2008, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

Employee Incentive Plans
Stock-Based Compensation Plans - Our stock-based compensation plans (collectively, the “Plans”) provide for awards of stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), performance stock units (“PSUs”), deferred contingent common stock and the ability for employees to purchase common stock at a discount.  At December 31, 2008 and 2007, approximately 85 million and 88 million common shares, respectively, were available for issuance under the Plans.

Executive, middle management and non-management employees may be granted stock options, SARs, RSUs and PSUs.  Stock options are granted to purchase our common stock at or above the market price on the date of grant.  SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant.  SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year.  From time to time, we have issued SARs and stock options with different vesting provisions.  Vested SARs and stock options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement.  At the end of the 10-year period, any unexercised SARs and stock options expire.  For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period.  The RSUs granted in 2006 will generally vest in a single installment on the third anniversary of the grant date.  The RSUs granted in 2007 and 2008 will generally become 100% vested three years after the grant is made, with one-third vesting each year.  The PSUs granted in 2008 will become vested on December 31, 2009.  The number of vested PSUs (which could be as high as 200% of the original number of units granted and as low as 0%) is dependent upon the degree to which we achieve performance goals as determined by the Board’s Committee on Compensation and Organization.  The value of each vested PSU is equal to one share of common stock, net of taxes.

The fair value of RSUs and PSUs are based on the market price of our common stock on the date of grant.  We estimate the fair value of stock options and awards of SARs using a modified Black-Scholes option pricing model.

Annual Report - Page 68

Stock options and SARs granted in 2008, 2007 and 2006 had a weighted average per share fair value of $14.71, $15.10, and $16.41, respectively, using the assumptions noted in the following table:

	2008	2007	2006
Dividend yield	.1%	.1%	.1%
Expected volatility	31.7%	31.7%	30.9%
Risk-free interest rate	2.5%	4.7%	4.6%
Expected term	4.4 years	4.7 years	4.5 years

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

The stock option and SAR transactions in 2008, 2007 and 2006 were as follows:

			Weighted	Aggregate
	Number of Stock	Weighted Average	Average Remaining	Intrinsic
(Millions, except exercise price and remaining life)	Options and SARs	Exercise Price	Contractual Life	Value

2006
Outstanding, beginning of year	53.8	$ 14.78	6.2	$ 1,742.2
Granted	5.5	49.84	-	-
Exercised	(9.5)	11.17	-	309.2
Expired or forfeited	(.7)	28.72	-	-
Outstanding, end of year	49.1	$ 19.22	5.5	$ 1,213.5

Exercisable, end of year	38.8	$ 13.27	4.9	$ 1,161.3

2007
Outstanding, beginning of year	49.1	$ 19.22	5.5	$ 1,213.5
Granted	5.7	43.26	-	-
Exercised	(13.3)	12.55	-	494.1
Expired or forfeited	(1.0)	37.31	-	-
Outstanding, end of year	40.5	$ 24.31	5.3	$ 1,352.6

Exercisable, end of year	30.6	$ 18.49	4.4	$ 1,201.5

2008
Outstanding, beginning of year	40.5	$ 24.31	5.3	$ 1,352.6
Granted	4.9	49.34	-	-
Exercised	(2.5)	14.13	-	75.5
Expired or forfeited	(1.0)	38.19	-	-
Outstanding, end of year	41.9	$ 27.50	4.9	$ 347.0

Exercisable, end of year	33.4	$ 22.48	4.0	$ 345.9

During 2008, 2007 and 2006, the following activity occurred under the Plans:

(Millions)	2008	2007	2006
Cash received from stock option exercises	$29.7	$163.1	$105.8
Intrinsic value (the excess of stock price on the date of exercise over the exercise price)	75.5	494.1	309.2
Tax benefits realized for the tax deductions from stock options and SARs exercised	26.4	172.9	108.2
Fair value of stock options and SARs vested	86.5	18.0	71.0

We settle employee stock options with newly issued common stock and generally utilize the proceeds to repurchase common stock in the open market in the same period.

Annual Report - Page 69

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2008 (number of stock options and SARs and aggregate intrinsic values in millions):

	Outstanding				Exercisable
		Weighted
		Average	Weighted			Weighted
		Remaining	Average	Aggregate		Average	Aggregate
	Number	Contractual	Exercise	Intrinsic	Number	Exercise	Intrinsic
Range of Exercise Prices	Outstanding	Life (Years)	Price	Value	Exercisable	Price	Value
$0.00-$10.00	7.5	2.1	$ 7.95	$ 154.8	7.5	$ 7.95	$ 154.8
10.00-20.00	13.7	3.8	14.52	190.8	13.7	14.52	190.8
20.00-30.00	.2	9.0	22.59	1.4	.1	21.40	.3
30.00-40.00	6.4	4.9	33.64	-	6.3	33.58	-
40.00-50.00	5.3	7.6	43.26	-	2.1	43.22	-
50.00-60.00	8.8	7.2	50.46	-	3.7	50.24	-
$0.00-$60.00	41.9	4.9	$ 27.50	$ 347.0	33.4	$ 22.48	$ 345.9

RSU and PSU transactions in 2008, 2007 and 2006 were as follows (number of units in millions):

	2008		2007		2006
		Weighted		Weighted			Weighted
		Average		Average			Average
	RSUs and PSUs	Grant Date Fair Value	RSUs	Grant Date Fair Value	RSUs		Grant Date Fair Value
RSUs at beginning of year (1)	1.4	$46.15	.8	$49.52	-	(2)	$34.18
Granted	1.5	39.81	.8	43.15	.8		50.05
Vested	(.4)	44.78	(.1)	47.70	-	(2)	40.29
Forfeited	(.1)	45.74	(.1)	46.36	-	(2)	50.21
RSUs and PSUs at end of year	2.4	$42.98	1.4	$46.15	.8		$49.52
(1)	There was no PSU transactions prior to February 2008.
(2)	Amounts rounded to zero.

In 2008, 2007 and 2006 we recorded pretax share-based compensation expense of $96 million, $89 million and $74 million, respectively, in general and administrative expenses.  We also recorded related tax benefits of $34 million, $32 million and $26 million in 2008, 2007 and 2006, respectively.  At December 31, 2008, $115 million of total unrecognized compensation costs related to stock options, SARs, RSUs and PSUs are expected to be recognized over a weighted-average period of 1.8 years.

13.	Debt

The carrying value of our long-term debt at December 31, 2008 and 2007 was as follows:

(Millions)	2008	2007
Senior notes, 5.75%, due 2011	$449.8	$449.7
Senior notes, 7.875%, due 2011	449.2	448.8
Senior notes, 6.0%, due 2016	746.7	746.2
Senior notes, 6.5%, due 2018	498.6	-
Senior notes, 6.625%, due 2036	798.6	798.5
Senior notes, 6.75%, due 2037	695.4	695.3
Total long-term debt	$3,638.3	$3,138.5

In September 2008, we issued $500 million of 6.5% senior notes due 2018 (the “2008 Senior Notes”) and used the proceeds to repay commercial paper borrowings.  In December 2007, we issued $700 million of 6.75% senior notes due 2037 (the “2007 Senior Notes”) and used the proceeds to repay commercial paper borrowings.  These debt issuances were partially hedged with forward starting swaps prior to issuance.  At the time of the debt issuance, the swaps were terminated and the amount paid was recorded as an other comprehensive loss and is being amortized as an increase of interest expense over the life of the relevant senior notes.

Annual Report - Page 70

At December 31, 2008 and 2007, we had $216 million and $100 million of commercial paper outstanding respectively, with a weighted average interest rate of 5.36% and 5.44%, respectively.  In addition, at December 31, 2007, certain of our subsidiaries had $31 million outstanding at an interest rate of 5.19% under a one-year $45 million short term credit program with a bank to provide short-term liquidity to those subsidiaries.  This program was terminated in December 2008.

We paid $228 million, $178 million and $159 million in interest in 2008, 2007 and 2006, respectively.

At December 31, 2008, we had an unsecured $1.5 billion revolving credit agreement (the “Facility”) with several financial institutions which terminates in March 2013.  The Facility provides for the issuance of letters of credit at our request, up to $200 million, which count as usage of the available commitments under the Facility.  Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.0 billion. Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .045% to .175% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .06% at December 31, 2008.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter ending on or after December 31, 2007 at or below .5 to 1.0.  For this purpose, consolidated capitalization equals the sum of shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans in accordance with FAS 158 and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2008.

14.	Capital Stock

From time to time, the Board authorizes us to repurchase our common stock.  Our activity under Board authorized share repurchase programs in 2008, 2007 and 2006 was as follows:

		Shares Purchased
		2008		2007		2006
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
June 27, 2008	$750.0	5.8	$135.8	-	$-	-	$-
February 29, 2008	750.0	17.4	750.0	-	-	-	-
September 28, 2007	1,250.0	19.7	901.9	6.1	348.1	-	-
April 27, 2007	750.0	-	-	15.0	750.0	-	-
September 29, 2006	750.0	-	-	12.1	570.9	4.2	179.1
April 28, 2006	820.0	-	-	-	-	21.7	820.0
January 27, 2006	750.0	-	-	-	-	20.4	750.0
September 29, 2005	750.0	-	-	-	-	14.0	580.9
Total repurchases	N/A	42.9	$1,787.7	33.2	$1,669.0	60.3	$2,330.0

Repurchase authorization remaining at December 31,		N/A	$614.2	N/A	$901.9	N/A	$570.9

On February 27, 2009, the Board authorized an additional $750 million share repurchase program which will commence upon the completion of the June 27, 2008 authorization.

On September 26, 2008, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 13, 2008.  The $18 million dividend was paid on November 28, 2008.

In addition to the capital stock disclosed on our balance sheets, we have authorized 7.6 million shares of Class A voting preferred stock, $.01 par value per share.  At December 31, 2008, there were also 241 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines.

Annual Report - Page 71

15.	Financial Instruments
The preparation of our consolidated financial statements in accordance with GAAP requires certain of our assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis.  In this note, we provide details on the fair value of financial assets and liabilities and how we determine those fair values.  We present this information for those instruments that are reported at fair value for which the change in fair value impacts net income or other comprehensive income separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value in our Balance Sheets
Effective January 1, 2008, we adopted FAS 157 for our financial assets and liabilities measured at fair value.  FAS 157 defines fair value, expands disclosure requirements and specifies a hierarchy of valuation techniques.  The following are the levels of the hierarchy and a brief description of the type of valuation information (“inputs”) that qualifies a financial asset or liability for each level:
o	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.
o
Level 2 – Inputs other than Level 1 that are based on observable market data.  These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable markets.

o	Level 3 – Developed from unobservable data, reflecting our own assumptions.

When quoted prices in active markets for identical assets and liabilities are available, we use these quoted market prices to determine the fair value of financial assets and liabilities and classify these assets and liabilities as Level 1.  In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, we estimate fair values using valuation methodologies based on available and observable market information or by using a matrix pricing model.  These financial assets and liabilities would then be classified as Level 2.  If quoted market prices are not available, we determine fair value using broker quotes or an internal analysis of each investment’s financial performance and cash flow projections.  In these instances, financial assets and liabilities will be classified based upon the lowest level of input that is significant to the valuation.  Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for our financial assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities - Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy.  Our Level 1 debt securities are comprised primarily of U.S. government securities.  If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which uses quoted market prices of debt securities with similar characteristics or discounted cash flows to estimate fair value.  We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2008.

We also value a certain amount of debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced by internal staff.  Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows.  We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2008.  The total fair value of our broker quoted securities was approximately $353 million at December 31, 2008.  Examples of these Level 3 debt securities include certain U.S. and foreign corporate securities and structured products.  For certain private placement securities, internal staff determine the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these Level 3 debt securities include certain U.S. and foreign securities and certain tax exempt municipal securities.

Equity Securities - We currently have two classifications of equity securities: those that are publicly traded and those that are privately held.  Our publicly traded securities are classified as Level 1 because quoted prices are available for these securities in an active market.  For privately held equity securities, there is no

Annual Report - Page 72

active market; therefore, we classify these securities as Level 3 because we must price these securities through an internal analysis of each investment’s financial statements and cash flow projections.

Derivatives - Our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Our financial assets and liabilities with changes in fair value that are measured on a recurring basis at December 31, 2008 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Assets:
Debt Securities	$669.9	$12,836.2	$455.7	$13,961.8
Equity Securities	2.2	-	29.3	31.5
Derivatives	-	1.8	-	1.8
Total	$672.1	$12,838.0	$485.0	$13,995.1
Liabilities:
Derivatives	$-	$4.0	$-	$4.0
The changes in the balances of Level 3 financial assets for 2008 were as follows:

(Millions)	Debt Securities	Equity Securities	Total
Beginning balance	$642.5	$38.8	$681.3
Net realized and unrealized capital (losses) gains:
Included in earnings	(51.9)	-	(51.9)
Included in other comprehensive income	(30.2)	(1.0)	(31.2)
Other (1)	(29.4)	10.4	(19.0)
Purchases, sales and maturities	(48.5)	(34.6)	(83.1)
Transfers in or (out) of Level 3 (2)	(26.8)	15.7	(11.1)
Ending Balance	$455.7	$29.3	$485.0

Amount of Level 3 net unrealized capital losses included in net income	$(53.8)	$-	$(53.8)
(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not affect our results of operations.
(2)
For financial assets that are transferred into Level 3, we use the fair value of the assets at the end of the reporting period.  For financial assets that are transferred out of Level 3, we use the fair value of the assets at the beginning of the reporting period.

Financial Instruments Not Measured at Fair Value in our Balance Sheets
The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are measured at carrying value.

Mortgage loans - Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers.  These rates reflect management’s assessment of the credit quality and the remaining duration of the loans.  Our fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

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

Annual Report - Page 73

Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

The carrying value and estimated fair value of certain of our financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
(Millions)	Value	Value	Value	Value
Assets:
Mortgage loans	$1,679.9	$1,622.9	$1,512.6	$1,530.2
Liabilities:
Investment contract liabilities:
With a fixed maturity	39.1	38.0	70.8	71.8
Without a fixed maturity	525.6	428.8	546.9	502.3
Long-term debt	3,638.3	3,372.2	3,138.5	3,193.8

Separate Accounts Measured at Fair Value in our Balance Sheets
Separate Account assets in Large Case Pensions represent funds maintained to meet specific objectives of contract holders.  Since contract holders bear the investment risk of these assets, a corresponding Separate Account liability has been established equal to the assets.  These assets and liabilities are carried at fair value.  Investment income and capital gains and losses accrue directly to such contract holders.  The assets of each account are legally segregated and are not subject to claims arising from our other businesses.  Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income or cash flows.

Separate Account assets include debt and equity securities and derivative instruments.  The valuation methodologies used for these assets are similar to the methodologies described beginning on page 72.  Separate Account assets also include investments in real estate that are carried at fair value.  The following is a description of the valuation methodology used to price these real estate investments, including the general classification pursuant to the valuation hierarchy.

Real Estate - The values of the underlying real estate investments are estimated using generally accepted valuation techniques and give consideration to the investment structure.  An appraisal of the underlying real estate for each of these investments is performed annually.  In the quarters in which an investment is not appraised or its valuation is not updated, fair value is based on available market information.  The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the appraiser’s review and concurrence with the valuation.  Further, these valuations have been prepared giving consideration to the income, cost and sales comparison approaches of estimating property value.  These valuations do not necessarily represent the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller.  Therefore, these investment values are classified as Level 3.

Separate Account financial assets with changes in fair value measured on a recurring basis at December 31, 2008 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt Securities	$631.5	$2,412.1	$365.1	$3,408.7
Equity Securities	1,629.2	2.1	-	1,631.3
Derivatives	-	(.1)	-	(.1)
Real Estate	-	-	86.7	86.7
Total (1)	$2,260.7	$2,414.1	$451.8	$5,126.6

(1)	Excludes $793.3 million of cash and cash equivalents and other receivables.

Annual Report - Page 74

The changes in the balances of Level 3 Separate Account financial assets for 2008 were as follows:

(Millions)	Debt Securities	Real Estate	Total
Beginning balance	$ 291.2	$ 12,541.8	$ 12,833.0
Total losses accrued to contract holders	(16.4)	(45.6)	(62.0)
Purchases, sales and maturities	105.2	(88.7)	16.5
Net transfers out of Level 3 (1)	(14.9)	-	(14.9)
Transfers of Separate Account assets (2)	-	(12,320.8)	(12,320.8)
Ending Balance	$ 365.1	$ 86.7	$ 451.8

(1)
For financial assets that are transferred into Level 3, we use the fair value of the assets at the end of the reporting period.  For financial assets that are transferred out of Level 3, we use the fair value of the assets at the beginning of the reporting period.

(2)	During 2008, approximately $12.4 billion of our Separate Account assets were transitioned out of our business. Refer to Note 2 beginning on page 48 for additional information concerning this transfer.

16.	Dividend Restrictions and Statutory Surplus

Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies.  In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations.  The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt or to pay dividends.

Under regulatory requirements, the amount of dividends that may be paid to Aetna by our insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2008 is approximately $1.6 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2008, 2007 and 2006 for our insurance and HMO subsidiaries, were as follows:

(Millions)	2008	2007	2006
Statutory net income	$1,815.8	$1,901.9	$1,500.9
Statutory capital and surplus	5,665.6	5,316.0	4,704.0

17.	Reinsurance

Effective November 1, 1999, we reinsured certain policyholder liabilities and obligations related to paid-up group whole life insurance.  Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company’s sale of this business).  These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders.  The liability related to our obligation is recorded in future policy benefits and policyholders’ funds on our balance sheets.  Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.  Reinsurance recoverables related to these obligations were approximately $1.0 billion at December 31, 2008 and $1.1 billion at both December 31, 2007 and 2006.

In 2008, we recorded an allowance against our reinsurance recoverable from Lehman Re Ltd. (“Lehman Re”) of $42 million pretax in operating expenses.  The reinsurance recoverable results from the 1999 transaction as described above.  In September 2008, we took possession of assets supporting the reinsurance recoverable, which previously were held as collateral in a trust.  In September 2008, Lehman Re commenced proceedings in Bermuda to liquidate itself.  We intend to pursue our claims in Lehman Re’s liquidation proceedings.  We believe our reinsurance recoverables supporting all of these reinsurance obligations are adequate at December 31, 2008.

Annual Report - Page 75

There is not a material difference between premiums on a written basis versus an earned basis.  Reinsurance recoveries were approximately $63 million, $62 million and $83 million in 2008, 2007 and 2006, respectively.  At December 31, 2008, reinsurance recoverables with a carrying value of approximately $980 million were associated with three reinsurers.

Effective October 1, 2008, we entered into an agreement with Hannover Life Reassurance Company of America to reinsure fifty percent of our group term life and group accidental death and dismemberment insurance policies.  We entered into this contract in order to reduce the risk on catastrophic loss which in turn reduces our statutory capital and surplus requirements.  This contract does not qualify for reinsurance accounting under GAAP pursuant to FAS 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.”  As such, this contract has been accounted for under deposit accounting in accordance with Statement of Position 98-7 “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.”

18.	Commitments and Contingent Liabilities

Guarantees
We have the following guarantee arrangements at December 31, 2008.

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

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, we have incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively.  In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold.  Certain portions of our indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit.  At December 31, 2008, we do not believe that our future obligations under any of these agreements will be material to us.

•
Separate Account assets - Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed.  Contractual obligations in these Separate Accounts were $4.5 billion at both December 31, 2008 and 2007.  Refer to Note 2 beginning on page 48 for additional information on Separate Accounts.  Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level.  The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy.  If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability.  Contract holders' balances in the Separate Accounts at December 31, 2008 exceeded the value of the guaranteed benefit obligation.  As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2008.

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

Annual Report - Page 76

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

Litigation and Regulatory Proceedings
Out-of-Network Benefit Proceedings
Michele Cooper, et al. v. Aetna Life Insurance Company, et al. is a purported nationwide class action lawsuit that was filed in the United States District Court for the District of New Jersey (the “New Jersey Federal Court”) on July 30, 2007 and subsequently amended.  The plaintiffs allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Racketeer Influenced and Corrupt Organizations Act (“RICO”) in connection with various practices related to the payment of claims for services rendered to our members by providers with whom we do not have a contract (“out-of-network providers”), resulting in increased out-of-pocket payments by our members.  The purported classes together consist of all members in substantially all of our health benefit plans who received services from out-of-network providers from 2001 to date for which we allowed less than the full amount billed by the provider.  The plaintiffs seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA.  This case is similar to other actions pending in the New Jersey Federal Court and elsewhere against us and certain of our competitors.  We have requested that the Multi-District Litigation panel consolidate the Cooper matter with the other out-of-network benefit litigation pending against us.  We intend to defend this case vigorously.

Weintraub, et al. v. Ingenix, et al. is a purported nationwide class action lawsuit that was filed in the United States District Court for the District of Connecticut on April 29, 2008 and subsequently amended.  The plaintiff alleges that we and the other defendants violated federal antitrust laws and New York state consumer protection laws in connection with the use of information provided by Ingenix, Inc. in paying claims for services rendered to our members by out-of-network providers, resulting in increased out-of-pocket payments by our members.  The purported classes together consist of all persons who at any time since April 29, 2004, have been members in any of our health insurance plans that pay benefits to members who receive services from out-of-network providers.  The plaintiff seeks actual damages, treble and other punitive damages, and injunctive relief, plus costs and attorneys’ fees.  This case is similar to other actions pending in the New Jersey Federal Court and elsewhere against us and certain of our competitors.  We have requested that the Multi-District Litigation panel consolidate the Weintraub matter with the other out-of-network benefit litigation pending against us.  We intend to defend this case vigorously.

Seney, et al. v. Aetna Health Inc., et al. is a purported nationwide class action lawsuit that was filed in the New Jersey Federal Court on January 28, 2009.  The plaintiffs allege that we violated ERISA, RICO and federal antitrust laws in connection with various practices related to the payment of claims for services rendered to our members by out-of-network providers, including but not limited to the use of data provided by Ingenix, Inc., resulting in increased out-of-pocket payments by our members.  The purported classes together consist of all members in substantially all of our health benefit plans who received services from out-of-network providers from 2001 to the present for which we allowed less than the full amount billed by the provider.  The plaintiffs seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA.  This case is similar to other actions pending in the New Jersey Federal Court and elsewhere against us and certain of our competitors.  We have notified the Multi-District Litigation panel of this new matter in connection with our existing request to consolidate the pending out-of-network litigation against us.  We intend to defend this case vigorously.

American Medical Association, et al. v. Aetna Health Inc., et al., is a purported nationwide class action lawsuit that was filed in the New Jersey Federal Court on February 9, 2009.  The plaintiffs allege that we violated ERISA, RICO and federal antitrust laws (including by conspiring with certain of our competitors) in connection with various practices related to the payment of claims for services rendered to our members by out-of-network providers, including but not limited to our use of data provided by Ingenix, Inc., resulting in decreased payments to physicians and other health care providers.  The purported classes together consist of all out-of-network physicians and

Annual Report - Page 77

physicians groups in the United States who were entitled to receive payments from us at any time from January 1, 2005 to the present and were paid less than the amount they billed our members.  The plaintiffs seek recalculation and reimbursement of unpaid benefits, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to remove us as a fiduciary of any benefit plan that is subject to ERISA.  We have notified the Multi-District Litigation panel of this new matter in connection with our existing request to consolidate the pending out-of-network litigation against us.  We intend to defend this case vigorously.

On January 15, 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers.  The agreement provides that Aetna will contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates.  When the new database is ready, Aetna will cease using databases owned by Ingenix and will use the new database for a period of at least five years in connection with out-of-network reimbursements in those benefit plans that employ a reasonable and customary standard for out-of-network reimbursements.  In February 2009, Aetna agreed with the New York Attorney General and the Texas Attorney General to reimburse college student members for approximately $5 million of claims relating to care rendered by out-of-network providers.

We also have received subpoenas and/or requests for documents and other information from other attorneys general relating to our out-of-network benefit payment practices.

It is reasonably possible that others could initiate additional litigation or additional regulatory action against us and/or one or more of our competitors with respect to benefit payment practices.

Securities Class Action Litigation
Two purported class action lawsuits were pending in the United States District Court for the Eastern District of Pennsylvania (the “Pennsylvania Federal Court”) against Aetna and certain of its current or former officers and/or directors.  On October 24, 2007, the Southeastern Pennsylvania Transportation Authority filed suit on behalf of all purchasers of Aetna common stock between October 27, 2005 and April 27, 2006.  The second lawsuit was filed on November 27, 2007, by the Plumbers and Pipefitters Local 51 Pension Fund on behalf of all purchasers of Aetna common stock between July 28, 2005 and July 27, 2006.  On June 3, 2008, plaintiffs in these two lawsuits filed a consolidated complaint in the Pennsylvania Federal Court on behalf of all purchasers of Aetna common stock between October 27, 2005 and July 27, 2006.  The consolidated complaint (the “Securities Class Action Litigation”) supersedes and replaces the two previous complaints.  The plaintiffs allege that Aetna and four of its current or former officers and/or directors, John W. Rowe, M.D., Ronald A. Williams, Alan M. Bennett and Craig R. Callen (collectively, the “Defendants”), violated federal securities laws.  The plaintiffs allege misrepresentations and omissions regarding, among other things, our medical benefit ratios and health plan pricing practices, as well as insider trading by Dr. Rowe and Messrs. Bennett and Callen.  The plaintiffs seek compensatory damages plus interest and attorneys’ fees, among other remedies.  The Defendants intend to vigorously defend the Securities Class Action Litigation, which is in its preliminary stages.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay medical and/or group insurance claims, rescission of insurance coverage and other litigation in our Health Care and Group Insurance businesses.  Some of these other lawsuits are or are purported to be class actions.  We intend to defend these matters vigorously.

In addition, our current and past business practices are subject to review by, and from time to time we receive subpoenas and other requests for information from, various state insurance and health care regulatory authorities and attorneys general, the Office of the Inspector General, and other state and federal authorities, including the investigation by, and subpoenas and requests from, attorneys general described above under “Out-of-Network Benefit Proceedings.”  There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care benefits industry’s business and reporting practices, including utilization

Annual Report - Page 78

management, complaint and grievance processing, information privacy, provider network structure (including the use of performance-based networks), delegated arrangements, pharmacy benefit management practices and claim payment practices (including payments to out-of-network providers).  As a leading national health care benefits organization, we regularly are the subject of such reviews.  These reviews may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.

We are unable to predict at this time the ultimate outcome of the matters described above, and it is reasonably possible that their outcome could be material to us.

Other Obligations
We have operating leases for office space and certain computer and other equipment.  Rental expenses for these items were $176 million, $153 million and $146 million in 2008, 2007 and 2006, respectively.  The future net minimum payments under noncancelable leases for 2009 through 2013 are estimated to be $164 million, $140 million, $85 million, $55 million and $36 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans.  The funding requirements for equity limited partnership investments and commercial mortgage loans for 2009 through 2013 are estimated to be $92 million, $55 million, $48 million, $29 million and $20 million, respectively.

19.	Segment Information
Summarized financial information of our segment operations in 2008, 2007 and 2006 were as follows:

	Health	Group	Large Case	Corporate	Total
(Millions)	Care	Insurance	Pensions	Interest	Company
2008
Revenue from external customers (1)	$28,709.9	$1,781.5	$205.2	$-	$30,696.6
Net investment income	341.3	240.4	328.3	-	910.0
Interest expense	-	-	-	236.4	236.4
Depreciation and amortization expense	371.4	6.9	-	-	378.3
Income taxes (benefits)	924.5	(53.0)	1.3	(82.7)	790.1
Operating earnings (loss) (2)	1,895.4	140.0	39.2	(153.7)	1,920.9
Segment assets	18,754.5	4,435.0	12,663.0	-	35,852.5

2007
Revenue from external customers (1)	$24,431.4	$1,875.1	$216.9	$-	$26,523.4
Net investment income	370.9	303.0	476.0	-	1,149.9
Interest expense	-	-	-	180.6	180.6
Depreciation and amortization expense	314.6	6.9	-	-	321.5
Income taxes (benefits)	959.2	36.8	32.6	(63.2)	965.4
Operating earnings (loss) (2)	1,770.9	145.5	38.1	(117.4)	1,837.1
Segment assets	18,223.4	5,469.7	27,031.6	-	50,724.7

2006
Revenue from external customers (1)	$21,897.2	$1,846.5	$205.1	$-	$23,948.8
Net investment income	334.2	294.1	536.4	-	1,164.7
Interest expense	-	-	-	148.3	148.3
Depreciation and amortization expense	256.9	13.5	-	-	270.4
Income taxes (benefits)	847.6	48.6	56.7	(51.9)	901.0
Operating earnings (loss) (2)	1,572.7	132.7	38.9	(96.4)	1,647.9
Segment assets	15,904.5	5,327.4	26,394.5	-	47,626.4

(1)
Revenue from the federal government was ten percent or more of our total revenue from external customers in 2008, 2007 and 2006.  We earned $6.2 billion, $3.8 billion and $3.0 billion of revenue from this customer in 2008, 2007 and 2006, respectively, in the Health Care and Group Insurance segments.

(2)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 80.

Annual Report - Page 79

A reconciliation of operating earnings to income from continuing operations in our statements of income in 2008, 2007 and 2006 was as follows:

(Millions)	2008	2007	2006
Operating earnings	$1,920.9	$1,837.1	$1,647.9
Net realized capital (losses) gains, net of tax	(482.3)	(47.9)	24.1
Reduction of reserve for anticipated future losses on discontinued products (1)	28.5	41.8	75.0
Severance and facility charge (1)	(35.6)	-	-
Allowance on reinsurance recoverable (1)	(27.4)	-	-
Contribution for the establishment of an out-of-network pricing database (1)	(20.0)	-	-
Physician class action settlement insurance-related charge (1)	-	-	(47.1)
Debt refinancing charge (1)	-	-	(8.1)
Acquisition-related software charge (1)	-	-	(6.2)
Income from continuing operations	$1,384.1	$1,831.0	$1,685.6
(1)	The following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

• We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax), $41.8 million ($64.3 million pretax) and $75.0 million ($115.4 million pretax) in 2008, 2007 and 2006, respectively.  Refer to Note 20 beginning on page 81 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

• In 2008, we recorded a severance and facility charge of $35.6 million ($54.7 million pretax) related to actions taken.

• As a result of the liquidation proceedings of Lehman Re, a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008.  This reinsurance is on a closed book of paid-up group whole life insurance business.

• As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases in the future, we committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates.

• As a result of a trial court’s ruling in 2006, we concluded that a $72.4 million pretax receivable from third party insurers related to certain litigation we settled in 2003 was no longer probable of collection for accounting purposes.  As a  result,    we wrote-off this receivable in 2006.  Refer to Note 18 beginning on page 76.

• In connection with the issuance of $2.0 billion of our senior notes in 2006, we redeemed all $700 million of our 8.5% senior notes due 2041.  In connection with this redemption, we wrote-off debt issuance costs associated with the 8.5%
   senior notes due 2041 and recognized the deferred gain from the interest rate swaps that had hedged the 8.5% senior notes due 2041 (in May 2005, we sold these interest rate swaps; the resulting gain from which was to be amortized over the remaining life of the 8.5% senior notes due 2041).  As a result of the foregoing, we recorded an $8.1 million ($12.4 million pretax) net charge in 2006.

• As a result of the acquisition of Broadspire Disability in 2006, we acquired certain software which eliminated the need for similar software that we had been developing internally.  As a result, we ceased our own software development and impaired amounts previously capitalized, resulting in a $6.2 million ($8.3 million pretax) charge to net income, reflected in general and administrative expenses in 2006.

Revenues from external customers by product in 2008, 2007 and 2006 were as follows:

(Millions)	2008	2007	2006
Health care premiums	$25,507.3	$21,500.1	$19,153.5
Health care fees and other revenue	3,202.6	2,931.3	2,743.7
Group life	1,065.2	1,204.2	1,260.4
Group disability	630.0	577.1	483.3
Group long-term care	86.3	93.8	102.8
Large case pensions	205.2	216.9	205.1
Total revenue from external customers (1)	$30,696.6	$26,523.4	$23,948.8
(1)	All within the United States, except approximately $145 million, $7 million and $4 million in 2008, 2007 and 2006, respectively, which were derived from foreign customers.

Annual Report - Page 80

The following is a reconciliation of reportable segment revenues to total revenues included in our statements of income in 2008, 2007 and 2006:

(Millions)	2008	2007	2006
Revenue from external customers	$30,696.6	$26,523.4	$23,948.8
Net investment income	910.0	1,149.9	1,164.7
Net realized capital (losses) gains	(655.9)	(73.7)	32.2
Total revenue	$30,950.7	$27,599.6	$25,145.7

Long-lived assets, principally within the U.S., were $467 million and $364 million at December 31, 2008 and 2007, respectively.

20.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us and we projected that they would continue to generate future losses over their life (which is greater than 30 years), so we established a reserve for anticipated future losses at the time of discontinuance.  This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts.  Because we projected anticipated cash shortfalls in our discontinued products, at the time of discontinuance, we established a receivable from Large Case Pensions' continuing products (which is eliminated in consolidation).

Key assumptions in setting this reserve include future investment results, payments to retirees, mortality and retirement rates and the cost of asset management and customer service.  In 1997, we began the use of a bond default assumption to reflect historical default experience.  In 1995, we modified the mortality tables used to reflect a more up-to-date 1994 Uninsured Pensioner’s Mortality table.  Other than these changes, since 1993, there have been no significant changes to the assumptions underlying the reserve.

We review the adequacy of this reserve quarterly based on actual experience.  As long as our expectation of future losses remains consistent with prior projections, the results of the discontinued products are applied to the reserve and do not affect net income.  However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income.  The reserve for anticipated future losses is included in future policy benefits on our balance sheets.

As noted above, we review the adequacy of the reserve quarterly and as a result, we released $44 million, $64 million and $115 million in 2008, 2007 and 2006, respectively. The 2008 reserve reduction was primarily due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The 2007 and 2006 reserve reductions were primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.  The current reserve reflects management’s best estimate of anticipated future losses.

The activity in the reserve for anticipated future losses on discontinued products in 2008, 2007 and 2006 was as follows (pretax):

(Millions)	2008	2007	2006
Reserve, beginning of period	$ 1,052.3	$ 1,061.1	$ 1,052.2
Operating (loss) income	(93.4)	28.5	85.7
Net realized capital (losses) gains	(124.7)	27.0	38.6
Reserve reduction	(43.8)	(64.3)	(115.4)
Reserve, end of period	$ 790.4	$ 1,052.3	$ 1,061.1

Annual Report - Page 81

During 2008, our discontinued products reflected an operating loss and net realized capital losses, both attributed to the unfavorable investment conditions that existed in the latter half of 2008.  The operating loss in 2008 reflects lower net investment income than we experienced in 2007, primarily related to alternative investments.  Net realized capital losses in 2008 are comprised substantially of OTTI of debt securities, a majority of which are yield-related and were caused by the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008.  Accounting guidance requires us to recognize OTTI losses on these securities in order to maintain our flexibility in managing this portfolio; however, these securities continue to perform and are generating investment income to support the cash flows of the discontinued products.  We have evaluated the operating losses and yield-related OTTI in 2008 against our expectations of future cash flows assumed in estimating the reserve and do not believe an adjustment to the reserve is required at December 31, 2008.

The anticipated run-off of the discontinued products reserve balance at December 31, 2008 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2009	$36.7
2010	36.6
2011	36.3
2012	35.9
2013	35.3
Thereafter	609.6

Assets and liabilities supporting discontinued products at December 31, 2008 and 2007 were as follows: (1)

(Millions)	2008	2007
Assets:
Debt and equity securities available-for-sale	$2,382.4	$3,025.2
Mortgage loans	585.8	554.0
Other investments	666.9	605.1
Total investments	3,635.1	4,184.3
Other assets	133.4	142.6
Collateral received under securities loan agreements	150.7	309.6
Current and deferred income taxes	82.2	121.4
Receivable from continuing products (2)	436.0	437.9
Total assets	$4,437.4	$5,195.8

Liabilities:
Future policy benefits	$3,446.4	$3,614.5
Policyholders' funds	16.7	21.0
Reserve for anticipated future losses on discontinued products	790.4	1,052.3
Collateral payable under securities loan agreements	150.7	309.6
Other liabilities (3)	33.2	198.4
Total liabilities	$4,437.4	$5,195.8
(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2)	The receivable from continuing products is eliminated in consolidation.
(3)	Net unrealized capital losses on debt securities available-for-sale are included above in other liabilities and are not reflected in consolidated shareholders’ equity.

The discontinued products investment portfolio has changed since inception.  Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $586 million (16% of the investment portfolio) at December 31, 2008.  This was a result of maturities, prepayments and the securitization and sale of commercial mortgages.  Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to $67 million (2% of the investment portfolio) at December 31, 2008, primarily as a result of sales.  The resulting proceeds were primarily reinvested in debt and equity securities.  Over time, the then existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

Annual Report - Page 82

At December 31, 2008, the expected run-off of the SPA and GIC liabilities, including future interest, were as follows:

(Millions)
2009	$466.9
2010	449.1
2011	433.7
2012	417.7
2013	406.2
Thereafter	5,532.3

The expected run-off of the SPA and GIC liabilities can vary from actual due to several factors, including, among other things, contract holders redeeming their contracts prior to contract maturity or additional amounts received from existing contracts.  The liability expected at December 31, 1993 and actual liability balances at December 31, 2008, 2007 and 2006 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2006	$28.2	$3,563.8	$23.4	$3,771.1
2007	26.4	3,414.7	21.0	3,614.5
2008	20.4	3,261.2	16.7	3,446.4

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity.  The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

Distributions on SPA and GIC liabilities in 2008, 2007 and 2006 were as follows:

(Millions)	2008	2007	2006
Scheduled contract maturities, settlements and benefit payments	$454.3	$468.0	$481.0
Participant-directed withdrawals	.1	.3	.4

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

21.	Discontinued Operations

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

Annual Report - Page 83

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”) for the Company.  ICOFR is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our ICOFR process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, ICOFR may not prevent or detect misstatements.  Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2008.  In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework.”  Based on this assessment, management concluded that our ICOFR was effective at December 31, 2008.  Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 85.

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

The Audit Committee of Aetna’s Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon.  Members of that firm also have the right of full access to each member of management in conducting their audits.  The report of KPMG LLP on their audit of our consolidated financial statements appears on page 85.

Audit Committee Oversight
The Audit Committee of Aetna’s Board of Directors is comprised solely of independent directors.  The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and ICOFR.  Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Annual Report - Page 84

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008.  We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ KPMG LLP

Hartford, Connecticut
February 27, 2009

Annual Report - Page 85

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2008
Total revenue	$7,738.7	$7,828.1	$7,624.6	$7,759.3

Income from continuing operations before income taxes	$660.5	$735.9	$422.7	$355.1
Income taxes	(228.9)	(255.4)	(145.4)	(160.4)
Net income	$431.6	$480.5	$277.3	$194.7

Net income per share - basic (1)	$.87	$1.00	$.59	$.42
Net income per share - diluted (1)	.85	.97	.58	.42

Dividends declared per share	$-	$-	$.04	$-
Common stock prices, high	59.19	47.49	44.11	37.43
Common stock prices, low	42.09	39.59	34.41	17.68

2007
Total revenue	$6,700.0	$6,793.9	$6,961.3	$7,144.4

Income from continuing operations before income taxes	$663.9	$688.6	$759.3	$684.6
Income taxes	(229.3)	(237.3)	(262.6)	(236.2)
Net income	$434.6	$451.3	$496.7	$448.4

Net income per share - basic (1)	$.84	$.88	$.98	$.90
Net income per share - diluted (1)	.81	.85	.95	.87

Dividends declared per share	$-	$-	$.04	$-
Common stock prices, high	46.32	53.27	54.27	59.76
Common stock prices, low	40.89	44.19	46.95	52.85
(1)	Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor’s 500 Stock Index (“S&P 500”) and the cumulative total return on the published Morgan Stanley Healthcare Payors Index (“MSHPI”) from December 31, 2003 through December 31, 2008.  The graph assumes a $100 investment in shares of our common stock on December 31, 2003.

(1)
At December 31, 2008, the companies included in the MSHPI were:  Aetna Inc., Amerigroup Corporation, Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

Annual Report - Page 86