Form 10-K, Exhibit 13
period 2011-12-31
AETNA INC /PA/
filed 2012-02-24
CIK 1122304

Exhibit 13.1

2011 Aetna Annual Report, Financial Report to Shareholders

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2011 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Page	Description
2-60
Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) The MD&A provides a review of our operating results for the years 2009 through 2011, as well as our financial condition at December 31, 2011 and 2010. The MD&A should be read in conjunction with our consolidated financial statements and notes thereto. The MD&A is comprised of the following:

2	Overview - We begin our MD&A with an overview of earnings, cash flows and significant developments for the last three years and our outlook for 2012.
6	Health Care - We discuss the factors affecting Health Care revenues and operating earnings in this section.
10	Group Insurance - We discuss the factors affecting Group Insurance revenues and operating earnings in this section.
11	Large Case Pensions - We discuss the factors affecting Large Case Pensions operating earnings, including the results of our discontinued products, in this section.
12
Investments - As an insurer, we have a significant investment portfolio to support our liabilities and capital. In this section, we discuss our investments and realized capital gains and losses and describe our evaluation of the risk of our market-sensitive instruments.

15	Liquidity and Capital Resources - In this section, we discuss our cash flows, financing resources, contractual obligations and other matters that may affect our liquidity and cash flows.
19	Critical Accounting Estimates - In this section, we discuss the accounting estimates we consider critical in preparing our financial statements.
25	Regulatory Environment - In this section, we discuss the regulatory environment in which we operate.
41
Forward-Looking Information/Risk Factors - We conclude our MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, cash flows, financial condition and/or operating results.

61	Selected Financial Data - We provide selected annual financial data for the most recent five years.
62
Consolidated Financial Statements - We include our consolidated balance sheets at December 31, 2011 and 2010 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years 2009 through 2011.

66	Notes to Consolidated Financial Statements
113
Reports of Management and our Independent Registered Public Accounting Firm - We include a report on our responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP's opinion on our consolidated financial statements and internal control over financial reporting.

115	Quarterly Data (unaudited) - We provide selected quarterly financial data for each of the last eight quarters.
116
Corporate Performance Graph - We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indices for the years 2006 through 2011.

Annual Report- Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving approximately 36.4 million people with information and resources to help them make better informed decisions about their health care.  We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services and health information exchange technology services.  Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2011	2010	2009
Revenue:
Health Care	$31,254.0	$31,604.0	$32,073.3
Group Insurance	2,025.6	2,118.6	2,143.0
Large Case Pensions	500.2	523.4	547.8
Total revenue	33,779.8	34,246.0	34,764.1
Net income	1,985.7	1,766.8	1,276.5
Operating earnings: (1)
Health Care	1,955.7	1,650.1	1,412.7
Group Insurance	153.0	128.0	103.8
Large Case Pensions	20.7	27.8	32.2
Cash flows from operations	2,507.8	1,412.1	2,488.3

(1)
Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term “GAAP” refers to U.S. generally accepted accounting principles).  Refer to “Segment Results and Use of Non-GAAP Measures in this Document" beginning on page 5 for a discussion of non-GAAP measures.  Refer to pages 7, 10 and 11 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.

We analyze our operating results based on operating earnings, which excludes net realized capital gains and losses as well as other items from net income. Operating earnings for the past three years were primarily generated from our Health Care segment. This segment produced higher operating earnings in 2011 than 2010 and 2009.

Operating earnings in 2011 were higher than 2010 and 2009 primarily as a result of higher Commercial underwriting margins (calculated as premiums less health care costs) in our Health Care segment. In 2011, underwriting margins in the Health Care segment were higher than 2010 primarily as a result of low medical utilization, continued pricing discipline, medical cost management and unit cost controls. In 2010, underwriting margins in the Health Care segment were higher than 2009 primarily due to higher Commercial underwriting margins, driven by management actions to appropriately price the business and members' lower medical utilization, partially offset by the effect of lower Commercial Insured membership in 2010. Our underwriting margins in 2011 and 2010 included $207 million and $118 million, respectively, of before tax favorable development of prior-years health care cost estimates.

Total revenue declined during each of 2011 and 2010 when compared to the corresponding prior year primarily due to a decline in Health Care premium as a result of lower Commercial Insured membership due primarily to lapsed customers and in-group attrition that exceeded new sales. During 2011, the decline in total revenue was partially offset by higher Health Care fees and other revenue, primarily as a result of our 2011 acquisitions.

In 2011, our Health Care segment experienced lower medical Insured membership (where we assume all or a majority of the risk for medical and dental care costs) and higher medical membership in our administrative services contract ("ASC") products (where the plan sponsor assumes all or a majority of the risk for medical and

Annual Report- Page 2

dental care costs). During 2011, membership for our dental products was flat, while membership for pharmacy benefit management services products decreased. At December 31, 2011, we served approximately 18.5 million medical members (consisting of approximately 31% Insured members and 69% ASC members), 13.7 million dental members and 8.8 million pharmacy benefit management services members.  At December 31, 2010, we served approximately 18.5 million medical members (consisting of approximately 32% Insured members and 68% ASC members), 13.7 million dental members and 9.4 million pharmacy benefit management services members. Refer to “Health Care - Membership” on page 9 for further information.

During the past three years our cash flows supported both new and ongoing initiatives.
We generated substantial cash flows from our businesses in the past three years, which we used to support our growth strategies, repurchase our common stock and contribute to our pension plan.

We completed the acquisitions of Medicity Inc. ("Medicity"), Prodigy Health Group ("Prodigy"), Genworth Financial, Inc.'s ("Genworth") Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. ("PayFlex") in 2011, and Horizon Behavioral Services, LLC ("Horizon") in 2009.

•	Horizon Behavioral Services, LLC
In November 2009, we acquired Horizon, a leading provider of employee assistance programs, for approximately $70 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $56 million in 2009, of which $37 million will be tax deductible.

•Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which will be tax deductible. This acquisition enables us to offer a set of convenient, easy-to-access technology solutions for physicians, hospitals and other health care providers.

•Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired. We preliminarily recorded goodwill related to this transaction of approximately $446 million, of which approximately $52 million will be tax deductible. Prodigy extends our capabilities in the third-party administrator business while providing a separate option under the Prodigy brands that addresses affordability and quality for middle-sized and small businesses and customers who are primarily price-focused.

•Genworth Financial, Inc.’s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $225 million, net of cash acquired. We preliminarily recorded $52 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets we acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. This acquisition brought members and enhances our capabilities to grow our Medicare Supplement business, which include access to commercial retirees and Medicare Prescription Drug Plan members, multi-channel distribution and our other product offerings.

•PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired. We preliminarily recorded goodwill related to this transaction of approximately $147 million, an immaterial amount of which will be tax deductible. Acquiring PayFlex extends our ability to provide members with flexible, customized, easy-to-use tools and solutions to better manage their health care expenses.

Refer to Notes 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 74 and 77, respectively for additional information.

Annual Report- Page 3

In 2011, 2010 and 2009, we repurchased approximately 45 million, 52 million and 29 million shares of our common stock at a cost of approximately $1.8 billion, $1.6 billion and $773 million, respectively, under share repurchase programs authorized by Aetna's Board of Directors (our “Board”).

We have contributed to our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) in each of the past three years. During 2011, 2010 and 2009, we made voluntary cash contributions of $60 million, $505 million, and $45 million, respectively. We do not have any required contribution in 2012, although we may voluntarily contribute approximately $60 million to the Aetna Pension Plan in 2012.

Voluntary Early Retirement Program
In July 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a one-time charge for enhanced severance and benefits of $89 million ($137 million pretax) in the third quarter of 2011.

Medicare Update
On June 13, 2011, the Centers for Medicare & Medicaid Services (“CMS”) lifted the intermediate sanctions it had previously imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts.  We have resumed marketing our Medicare Advantage and PDP products and have been enrolling beneficiaries with effective dates on and after July 1, 2011.  CMS still is not assigning any new low income subsidy members to our PDPs at this time.  However, low income subsidy members can make their own choice to enroll in Aetna products.  As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011.  We continue to cooperate fully with CMS to address residual matters identified in connection with the sanction review.

Board of Directors Update
Fernando Aguirre was appointed to our Board in July 2011, for a term that will run until our 2012 Annual Meeting of Shareholders. Mr. Aguirre is Chairman and Chief Executive Officer of Chiquita Brands International, Inc. He also serves on our Board's Audit Committee and Medical Affairs Committee. With the addition of Mr. Aguirre, our Board consists of thirteen directors.

Management Update
On February 25, 2011, the Board elected Mark T. Bertolini Chairman of the Board and Chairman of the Board’s Executive Committee, each effective April 8, 2011, upon the retirement of Ronald A. Williams, our previous executive Chairman.

Health Care Reform Legislation
In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, “Health Care Reform”), which makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and has and will significantly impact our business operations and financial results, including our pricing and medical benefit ratios.  Health Care Reform presents us with new business opportunities, but also with new financial and other challenges.  It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Components of the legislation will be phased in over the next six years.  We are dedicating and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state level health care reform.  While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including health insurance exchanges ("Insurance Exchanges"), premium rate review, the scope of "essential health benefits", employer penalties and the implementation of minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  As a result, many of the impacts of Health Care Reform will not be known for several years.  Pending efforts

Annual Report- Page 4

in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform, the pending litigation challenging the constitutionality of Health Care Reform and the 2012 presidential election create additional uncertainty about the ultimate impact of the legislation.

Beginning in 2012, we will be required to make premium rebate payments to customers that are enrolled under certain of our health insurance policies if specific minimum annual MLRs are not met in the prior year. Our results for full-year 2011 include an estimate of the minimum MLR rebates we will pay in 2012.

In addition, during 2012 we expect to continue making compliance-related investments, including approximately $50 million for Health Care Reform and $40 million for expenses relating to implementing new standardized codes for describing health conditions ("ICD-10").

For additional information on Health Care Reform, refer to "Regulatory Environment" beginning on page 25 and "Forward-Looking Information/Risk Factors" beginning on page 41.

Outlook for 2012
We expect to face continued external challenges in our business during 2012, including the adverse and uncertain economic environment, the implementation of Health Care Reform (including minimum MLR rebates and increased governmental premium rate review) and a continued low interest rate environment for our investments. At the same time, we project that our total medical membership, particularly Commercial ASC membership, will decline in the first quarter of 2012 compared to year-end 2011, and we project that medical cost trends will increase from their 2011 levels to more normal levels in 2012. We are seeking to offset these factors by pricing our products and services appropriately, managing our expenses, making strategic investments designed to diversify our revenue streams and position us for the future and effectively managing our capital.

Our primary business goals for 2012 are to drive profitable growth and prepare Aetna for success in 2013 and beyond.

Refer to "Forward-Looking Information/Risk Factors" beginning on page 41 for information regarding other important factors that may cause our actual results to differ from those currently projected in "Outlook for 2012" and/or otherwise materially affect us.

Segment Results and Use of Non-GAAP Measures in this Document
The following discussion of operating results is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 108.  Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.  Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile our consolidated results.  The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and other postretirement benefit plans (“OPEB”) expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Our discussion of our operating results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as allocating resources to each segment.  Operating earnings exclude net realized capital gains or losses as well as other items, if any, from net income reported in accordance with GAAP.  We believe excluding net realized capital gains or losses from net income to arrive at operating earnings provides more meaningful information about our underlying business performance.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however, these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations.  We also may exclude other items that neither relate to the ordinary course of our business nor reflect our underlying business performance from net income to arrive at operating earnings.  In each segment discussion in this MD&A, we provide a table that reconciles operating

Annual Report- Page 5

earnings to net income.  Each table details the net realized capital gains or losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE

Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis.  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts ("HSAs") and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account.  We also offer Medicare and Medicaid products and services, as well as specialty products, such as health information exchange technology services, medical management and data analytics services, medical stop loss insurance and products that provide access to our provider networks in select markets.  We separately track premiums and health care costs for Medicare and Medicaid products; all other medical, dental and other Health Care products are referred to as Commercial.

Operating Summary

(Millions)	2011		2010		2009
Premiums:
Commercial	$20,263.9		$20,632.2		$21,581.6
Medicare	5,485.0		5,896.1		5,735.8
Medicaid	1,440.3	—	1,082.3	—	926.4
Total premiums	27,189.2		27,610.6		28,243.8
Fees and other revenue	3,604.7		3,413.3		3,418.0
Net investment income	338.2		418.8		392.5
Net realized capital gains	121.9		161.3		19.0
Total revenue	31,254.0		31,604.0		32,073.3
Health care costs	21,653.5		22,719.6		24,061.2
Operating expenses:
Selling expenses	1,027.6		1,148.4		1,158.7
General and administrative expenses	5,404.8		4,884.8		4,602.9
Total operating expenses	6,432.4		6,033.2		5,761.6
Amortization of other acquired intangible assets	115.7		88.3		90.3
Total benefits and expenses	28,201.6		28,841.1		29,913.1
Income before income taxes	3,052.4		2,762.9		2,160.2
Income taxes	1,106.6		954.2		744.9
Net income	$1,945.8		$1,808.7		$1,415.3

Annual Report- Page 6

The table presented below reconciles net income to operating earnings (1):

(Millions)	2011	2010	2009
Net income	$1,945.8	$1,808.7	$1,415.3
Net realized capital gains	(79.2)	(131.0)	(19.0)
Voluntary early retirement program	89.1	—	—
Transaction-related costs	—	43.1	—
Litigation-related insurance proceeds	—	(101.5)	(24.9)
Severance and facilities charge	—	30.8	60.9
ESI Settlement	—	—	(19.6)
Operating earnings	$1,955.7	$1,650.1	$1,412.7

(1)
In addition to net realized capital gains, the following items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a one-time charge of $89.1 million ($137.0 million pretax) during the third quarter of 2011.

•
In 2010, we recorded transaction-related costs of $43.1 million ($66.2 million pretax). These costs related to our Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation and the announced acquisition of Medicity.

•
Following a Pennsylvania Supreme Court ruling in June 2009, we recorded litigation-related proceeds of $101.5 million ($156.3 million pretax) for 2010 and $24.9 million ($38.2 million pretax) for 2009 from our liability insurers related to certain litigation we settled in 2003.

•
In 2010 and 2009 we recorded severance and facilities charges of $30.8 million ($47.4 million pretax) and $60.9 million ($93.7 million pretax), respectively. The severance and facilities charges in each year related to actions taken that year or committed to be taken in the following year.

•
In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.

Operating earnings in 2011 improved over 2010.
2011 operating earnings were higher than 2010, primarily due to higher Commercial underwriting margins as a result of low medical utilization, disciplined execution of our pricing and medical cost management strategies and unit cost controls. 2010 operating earnings were higher than 2009, primarily due to higher Commercial underwriting margins driven by management actions to appropriately price the business and members' lower medical utilization, partially offset by the effect of lower Commercial Insured membership in 2010. Our operating earnings in 2011 and 2010 included $132 million and $76 million, respectively, of after-tax favorable development of prior-years health care cost estimates. Refer to our discussion of Commercial results below for additional information.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by premiums.  Our MBRs by product for the last three years were:

	2011	2010	2009
Commercial	77.9%	80.6%	84.5%
Medicare	84.0%	87.3%	87.1%
Medicaid	87.3%	87.5%	88.6%
Total	79.6%	82.3%	85.2%

Refer to our discussion of Commercial and Medicare results below for an explanation of the changes in our MBRs.

Commercial operating results reflect higher underwriting margins and lower Insured membership in 2011 compared to 2010.
Commercial premiums were $368 million lower in 2011 than 2010, primarily due to lower Commercial Insured membership, partially offset by premium rate increases as well as changes in the customer market, product and geographic mix of business. Commercial premiums were $949 million lower in 2010 than 2009, primarily due to lower Commercial Insured membership and the mix of business, partially offset by premium rate increases.

Annual Report- Page 7

Our Commercial MBRs were 77.9%, 80.6% and 84.5% for 2011, 2010 and 2009, respectively. The lower Commercial MBR in 2011 compared to 2010 reflects favorable development of prior-years health care cost estimates as well as disciplined execution of our pricing and medical cost management strategies and unit cost controls. Included in the 2011 Commercial MBR is approximately $171 million of favorable development of prior-years health care cost estimates. The majority of this development resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services.

The lower Commercial MBR in 2010 compared to 2009 reflects favorable development of prior-years health care cost estimates and a percentage increase in our per member health care premiums that exceeded the increase in per member health care costs. Included in the 2010 Commercial MBR is approximately $60 million of favorable development of prior-years health care cost estimates. This development primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors. Included in the 2009 Commercial MBR is approximately $97 million of unfavorable development of prior-years health care cost estimates. This development was related to unusually high paid claims activity for the first half of 2009, primarily related to claims incurred in the second half of 2008.

The calculation of Health Care Costs Payable is a critical accounting estimate (refer to “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 19 for additional information).

Medicare results for 2011 reflect a decline in membership from 2010.
Medicare premiums decreased approximately $411 million in 2011 compared to 2010, and increased approximately $160 million in 2010 compared to 2009. The decrease in 2011 is primarily attributable to lower membership in our Medicare Advantage business, partially offset by the addition of the acquired Medicare Supplement business. The increase in 2010 is primarily attributable to an increase in Medicare membership in 2010.

Our Medicare MBRs were 84.0%, 87.3% and 87.1% for 2011, 2010 and 2009, respectively. We had approximately $29 million and $40 million of favorable development of prior-years health care cost estimates in 2011 and 2010, respectively. We had $11 million of unfavorable development of prior-years health care cost estimates in 2009. The decrease in our Medicare MBR in 2011 primarily reflects lower utilization of medical services and higher risk-adjusted CMS revenue. Our Medicare MBR for 2010 remained relatively flat when compared to 2009.

Medicaid results for 2011 reflect an increase in membership from 2010.
In 2011, our Medicaid business experienced significant growth. During 2011, our Medicaid premiums were $358 million higher than 2010 as we added approximately 73 thousand medical members.

Other Sources of Revenue
Health Care fees and other revenue for 2011 increased $191 million compared to 2010 primarily as a result of higher health care administration fee yields, primarily due to higher pharmacy benefit management fees, and the inclusion of revenues from our 2011 acquisitions. Health Care fees and other revenue for 2010 remained relatively flat when compared to 2009.

General and Administrative Expenses
General and administrative expenses increased during 2011 compared to 2010, due primarily to the inclusion of expenses associated with our 2011 acquisitions and incremental investments to promote growth. Additionally, included in 2010 results are litigation-related insurance proceeds which lowered general and administrative expenses. General and administrative expenses increased during 2010 compared to 2009, due primarily to the implementation of our agreement with CVS Caremark and other major programs.

Annual Report- Page 8

Membership
Health Care’s membership at December 31, 2011 and 2010 was as follows:

	2011			2010
(Thousands)	Insured	ASC	Total	Insured	ASC	Total
Medical:
Commercial	4,758	11,868	16,626	5,015	11,809	16,824
Medicare	398	—	398	435	—	435
Medicaid	436	836	1,272	381	818	1,199
Medicare Supplement	163	—	163	10	—	10
Total Medical Membership	5,755	12,704	18,459	5,841	12,627	18,468

Consumer-Directed Health Plans (1)			2,387			2,184

Dental:
Commercial	4,724	7,347	12,071	4,944	7,193	12,137
Medicare and Medicaid	194	458	652	177	462	639
Network Access (2)	—	947	947	—	971	971
Total Dental Membership	4,918	8,752	13,670	5,121	8,626	13,747

Pharmacy:
Commercial			8,177			8,555
Medicare PDP (stand-alone)			427			608
Medicare Advantage PDP			189			227
Medicaid			27			27
Total Pharmacy Benefit Management Services			8,820			9,417

(1)	Represents members in consumer-directed health plans who also are included in Commercial medical membership above.

(2)	Represents members in products that allow these members access to our dental provider network for a nominal fee.

Total medical membership at December 31, 2011 was relatively flat compared to December 31, 2010, reflecting a reduction in Commercial membership due primarily to lapsed customers and in-group attrition that exceeded new sales, as well as lower Medicare enrollment primarily due to CMS's sanctions that were lifted on June 13, 2011. Those membership declines were substantially offset by approximately 566 thousand additional ASC members from the Prodigy acquisition, more than 150 thousand Medicare Supplement members from the acquisition of Genworth's Medicare Supplement business and related blocks of in-force business and growth in Medicaid membership.

Total dental membership at December 31, 2011 was relatively flat compared to December 31, 2010 primarily due to lapsed customers that exceeded new sales, substantially offset by approximately 398 thousand additional members from the Prodigy acquisition.

Total pharmacy benefit management services membership decreased at December 31, 2011 compared to December 31, 2010 primarily due to a decrease in Commercial medical enrollment and a decline in Medicare PDP membership, partially offset by approximately 282 thousand additional members from the Prodigy acquisition.

Annual Report- Page 9

GROUP INSURANCE

Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage.  Group Insurance also includes: (i) group disability products offered to employers on both an Insured and an ASC basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers.

Operating Summary

(Millions)	2011	2010	2009
Premiums:
Life	$1,034.4	$1,082.5	$1,093.0
Disability	534.5	536.5	559.4
Long-term care	45.9	52.1	67.8
Total premiums	1,614.8	1,671.1	1,720.2
Fees and other revenue	100.4	105.0	106.9
Net investment income	266.0	275.1	274.1
Net realized capital gains	44.4	67.4	41.8
Total revenue	2,025.6	2,118.6	2,143.0
Current and future benefits	1,413.4	1,536.6	1,575.2
Operating expenses:
Selling expenses	77.2	78.2	93.2
General and administrative expenses	275.6	264.3	283.4
Total operating expenses	352.8	342.5	376.6
Amortization of other acquired intangible assets	5.0	6.9	6.9
Total benefits and expenses	1,771.2	1,886.0	1,958.7
Income before income taxes	254.4	232.6	184.3
Income taxes	72.6	53.0	38.7
Net income	$181.8	$179.6	$145.6

The table presented below reconciles net income to operating earnings:

(Millions)	2011	2010	2009
Net income	$181.8	$179.6	$145.6
Net realized capital gains	(28.8)	(51.6)	(41.8)
Operating earnings	$153.0	$128.0	$103.8

Operating earnings for 2011 increased $25 million when compared to 2010, primarily due to higher underwriting margins (calculated as premiums less current and future benefits) from our life and disability products, partially offset by lower underwriting margins in our long-term care products. Operating earnings for 2010 increased $24 million when compared to 2009, primarily due to lower total operating expenses and improved underwriting margins in our disability products which were partially offset by lower underwriting margins in our long-term care and life products. In 2010, our underwriting margins reflect an increase in our long-term disability reserves as a result of using a lower discount rate, reflecting lower yields in the investment portfolio supporting this business.

Our group benefit ratios, which represent current and future benefits divided by premiums, were 87.5% for 2011, 92.0% for 2010, and 91.6% for 2009.

Annual Report- Page 10

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2011	2010	2009
Premiums	$161.0	$151.0	$172.2
Net investment income	326.6	362.4	369.8
Other revenue	11.0	11.2	11.6
Net realized capital gains (losses)	1.6	(1.2)	(5.8)
Total revenue	500.2	523.4	547.8
Current and future benefits	463.1	476.8	502.9
General and administrative expenses	14.3	12.6	10.0
Total benefits and expenses	477.4	489.4	512.9
Income before income taxes	22.8	34.0	34.9
Income taxes	1.0	5.0	8.5
Net income	$21.8	$29.0	$26.4

The table presented below reconciles net income to operating earnings:

(Millions)	2011	2010	2009
Net income	$21.8	$29.0	$26.4
Net realized capital (gains) losses	(1.1)	(1.2)	5.8
Operating earnings	$20.7	$27.8	$32.2

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

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate future losses over their life (which is currently greater than 30 years for SPAs and less than 5 years for GICs); so we established a reserve for anticipated future losses at the time of discontinuance.  We provide additional information on this reserve, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 110.

The operating summary for Large Case Pensions above includes revenues and expenses related to our discontinued products, with the exception of net realized capital gains and losses which are recorded as part of current and future benefits.  Since we established a reserve for future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the operating results of our discontinued products are applied against the reserve and do not impact operating earnings or net income for Large Case Pensions. However, if actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income.  In those cases, we disclose such adjustment separately in the operating summary.  Management reviews the adequacy of the discontinued products reserve quarterly.  The current reserve reflects management's best estimate of anticipated future losses.

Annual Report- Page 11

The activity in the reserve for anticipated future losses on discontinued products for the last three years (pretax) was:

(Millions)	2011	2010	2009
Reserve, beginning of period	$884.8	$789.2	$790.4
Operating loss	(16.9)	(15.4)	(34.8)
Net realized capital gains (losses)	28.4	111.0	(8.5)
Cumulative effect of new accounting standard as of April 1, 2009 (1)	—	—	42.1
Reserve, end of period	$896.3	$884.8	$789.2

(1)
The adoption of new accounting guidance for other-than-temporary impairments ("OTTI") of debt securities issued in 2009 resulted in a cumulative effect adjustment at April 1, 2009. Refer to Note 2 beginning on page 66 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in shareholders' equity since the results of discontinued products do not impact our operating results.

In 2011, our discontinued products reflected net realized capital gains (primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions). In 2010, our discontinued products reflected net realized capital gains (primarily attributable to gains from the sale of debt securities and investment real estate). In 2009, discontinued products reflected net realized capital losses (attributable to the unfavorable investment conditions that existed during the first half of 2009). During 2011, 2010 and 2009, our discontinued products also reflected operating losses.

We review the adequacy of the discontinued products reserve quarterly and, as a result, the reserve at December 31, 2011 reflects our best estimate of anticipated future losses. Specifically, we evaluated these results in 2011, 2010 and 2009 against expectations of future cash flows assumed in estimating this reserve and do not believe an adjustment to this reserve was required at December 31, 2011, 2010 or 2009.

INVESTMENTS

At December 31, 2011 and 2010 our investment portfolio consisted of the following:

(Millions)	2011	2010
Debt and equity securities available for sale	$17,390.8	$16,961.6
Mortgage loans	1,648.5	1,509.8
Other investments	1,255.7	1,244.6
Total investments	$20,295.0	$19,716.0

The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by the contract holders and not by us (subject to, among other things, certain minimum guarantees).

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our operating results.  Our investment portfolio supported the following products at December 31, 2011 and 2010:

(Millions)	2011	2010
Experience-rated products	$1,645.0	$1,690.2
Discontinued products	3,646.0	3,712.3
Remaining products	15,004.0	14,313.5
Total investments	$20,295.0	$19,716.0

Annual Report- Page 12

Assets supporting experience-rated products may be subject to contract holder or participant withdrawals. Experience-rated contract holder and participant-directed withdrawals for the last three years were as follows:

(Millions)	2011	2010	2009
Scheduled contract maturities and benefit payments (1)	$254.4	$261.2	$267.2
Contract holder withdrawals other than scheduled contract
maturities and benefit payments	31.1	25.9	10.6
Participant-directed withdrawals (2)	3.9	3.9	3.1

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)
Approximately $549.3 million, $527.8 million and $537.0 million at December 31, 2011, 2010 and 2009, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $94.4 million, $95.3 million and $95.9 million at December 31, 2011, 2010 and 2009, respectively, of experience-rated pension contracts supported by our general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Debt and Equity Securities
The debt securities in our investment portfolio had an average credit quality rating of A at both December 31, 2011 and 2010, with approximately $4.4 billion at both December 31, 2011 and 2010, rated AAA.  The debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) were $1.2 billion at both December 31, 2011 and 2010 (of which 20% and 17% at December 31, 2011 and 2010, respectively, supported our discontinued and experience-rated products).

At December 31, 2011 and 2010, we held approximately $733 million and $707 million, respectively, of municipal debt securities that were guaranteed by third parties, representing approximately 4% of our total investments on each date.  These securities had an average credit quality rating of A+ at both December 31, 2011 and 2010 with the guarantee.  Without the guarantee, the average credit quality rating of the municipal debt securities was A+ and A at December 31, 2011 and 2010, respectively.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

At December 31, 2011, approximately 2% of our investment portfolio is comprised of investments that are either European sovereign, agency, or local government debt or European corporate issuers of countries which, in our judgment based on an analysis of market-yields, are experiencing economic, fiscal or political strains such that the likelihood of default may be higher than if those factors did not exist.

We classify our debt and equity securities as available for sale, and carry them at fair value on our balance sheet.  Approximately 1% and 2% of our debt and equity securities at December 31, 2011 and 2010, respectively, were valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP).  Refer to Note 10 of Notes to Consolidated Financial Statements beginning on page 85 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

At December 31, 2011 and 2010, our debt and equity securities had net unrealized capital gains of $1.5 billion and $985 million, respectively, of which $457 million and $301 million, respectively, related to our experience-rated and discontinued products.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 78 for details of net unrealized capital gains and losses by major security type, as well as details on our debt securities with unrealized capital losses at December 31, 2011 and 2010.  We regularly review our debt securities to determine if a decline in fair value below the carrying value is other-than-temporary.  If we determine a decline in fair value is other-than-temporary, we will write down the carrying value of the security.  The amount of the credit-related impairment is included in our operating results, and the non-credit component is included in other comprehensive income if we do not intend to sell the security.  Accounting for OTTI of our debt securities is considered a critical accounting estimate.  Refer to “Critical Accounting Estimates - Other-Than-Temporary Impairment of Debt Securities” on page 24 for additional information.

Annual Report- Page 13

Net Realized Capital Gains and Losses
Net realized capital gains were $168 million in 2011, $228 million in 2010 and $55 million in 2009. The net realized capital gains in 2011, 2010 and 2009 primarily reflect sales of debt securities. In 2011 and 2010, these gains were partially offset by losses on derivative transactions while in 2009, these gains were also attributable to gains on derivative transactions partially offset by OTTI losses.

Yield-related OTTI losses were not significant in 2011 or 2010. In 2009, yield-related OTTI losses were $76 million, primarily related to U.S. Treasury and corporate securities that were temporarily in a loss position due to changes in interest rates and the widening of credit spreads on corporate securities relative to the interest rates on U.S. Treasury securities in the first half of 2009. Because we did not assert our intention to hold these securities, under applicable accounting guidance, we recorded a yield-related OTTI loss. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results in 2011, 2010 or 2009.

Mortgage Loans
Our mortgage loan portfolio (which is collateralized by commercial real estate) represented 8% of our total invested assets at both December 31, 2011 and 2010.  There were no material impairment reserves on these loans at December 31, 2011 or 2010.  Refer to Note 8 of Notes to Consolidated Financial Statements on page 78 for additional information on our mortgage loan portfolio.

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate.  We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio.  In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads.  Our use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swap agreements, forward contracts, futures contracts, put options and credit default swaps.  Additionally, from time to time, we receive warrants from our vendors.  These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, we expect these instruments to reduce overall risk.

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

Annual Report- Page 14

Assuming an immediate 100 basis point increase in interest rates and immediate decrease of 25% in the prices for domestic equity securities, the theoretical decline to the fair values of our market sensitive instruments was $470 million ($723 million pretax) at December 31, 2011.

•
Approximately $272 million ($418 million pretax) was the result of a theoretical reduction of the fair value of our long-term debt. Changes in the fair value of our long-term debt do not impact our financial position or operating results.

•
The remaining $198 million ($305 million pretax) was from a theoretical reduction in the fair value of our investment securities partially offset by a theoretical reduction in the value of interest rate sensitive liabilities. Reductions in the fair value of our investment securities would be reflected as an unrealized loss in equity, as we classify these securities as available for sale. We do not record our liabilities at fair value.

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, operating results or cash flows as of December 31, 2011.

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

Presented below is a condensed statement of cash flows for each of the last three years (the full statements of cash flows are presented on page 65). We present net cash flows used for operating activities and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 65 for additional information.

(Millions)	2011	2010	2009
Cash flows from operating activities
Health Care and Group Insurance	$2,746.9	$1,644.9	$2,711.5
Large Case Pensions	(239.1)	(232.8)	(223.2)
Net cash provided by operating activities	2,507.8	1,412.1	2,488.3
Cash flows from investing activities
Health Care and Group Insurance	(2,222.3)	429.8	(2,380.0)
Large Case Pensions	342.1	204.7	380.3
Net cash (used for) provided by investing activities	(1,880.2)	634.5	(1,999.7)
Net cash used for financing activities	(1,815.5)	(1,382.6)	(464.5)
Net (decrease) increase in cash and cash equivalents	$(1,187.9)	$664.0	$24.1

Annual Report- Page 15

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.7 billion in 2011, $1.6 billion in 2010 and $2.7 billion in 2009. The increase in 2011 compared to 2010 is primarily attributable to improved operating performance and lower voluntary contributions to the Aetna Pension Plan.

Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan (i.e., the plan was "frozen").  The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.  The decrease in our pension cost for 2011 compared to 2010 was caused by this freezing of the Aetna Pension Plan.  We expect our future pension expense to continue to be lower than 2010.

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. In the fourth quarter of 2011, we elected the 15 year amortization period for funding minimum required contributions which is allowed under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010. We do not have any mandatory contribution requirements for 2012; however, we may make a voluntary contribution of approximately $60 million to the Aetna Pension Plan in 2012. During 2011, 2010 and 2009, we made $60 million, $505 million and $45 million, respectively, in voluntary cash contributions to the Aetna Pension Plan.

Cash flows from investing activities decreased in 2011 compared to 2010 primarily due to $1.6 billion in acquisitions we completed during 2011, which increased membership, enhanced our capabilities and contributed to service fee and other revenue growth, and lower proceeds from sales and maturities of investments. Cash flows from investing activities increased in 2010 compared to 2009 primarily as a result of higher proceeds from sales and maturities of investments. Also in 2009, we spent approximately $70 million on an acquisition we expect will enhance our existing product capabilities and future growth opportunities in behavioral health products. There were no acquisitions in 2010. Refer to Note 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 74 and 77, respectively, for additional information.

Cash flows used for financing activities in 2011 primarily reflect share repurchases, net repayments of long-term debt and dividend payments, partially offset by the issuance of short-term debt in 2011. Refer to page 17 for additional information about debt issuance and repayments.

During the last three years, we repurchased our common stock under various repurchase programs authorized by our Board. In 2011, 2010 and 2009, we repurchased approximately 45 million, 52 million and 29 million shares of common stock at a cost of $1.8 billion, $1.6 billion and $773 million, respectively. At December 31, 2011, the capacity remaining under our Board-approved share repurchase program was approximately $422 million. On February 24, 2012, our Board approved a new share repurchase program that authorizes us to repurchase up to $750 million of our common stock.

In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle.  On December 2, 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per common share. Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share.  During 2011 our Board declared the following cash dividends:

	Dividend Amount	Stockholders of	Date Paid/	Total Dividends
Date Declared	Per Share	Record Date	To be Paid	(Millions)
February 3, 2011	$.15	April 14, 2011	April 29, 2011	$57.0
May 20, 2011	.15	July 14, 2011	July 29, 2011	55.9
September 23, 2011	.15	October 13, 2011	October 28, 2011	54.3
December 2, 2011	.175	January 13, 2012	January 27, 2012	61.2

Annual Report- Page 16

On February 24, 2012, our Board declared a cash dividend of $.175 per common share that will be paid on April 27, 2012, to shareholders of record at the close of business on April 12, 2012. Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change. Our Board reviews our common stock dividend at least annually. Among the factors considered by our Board in determining the amount of dividends are our operating results and the capital requirements, growth and other characteristics of our businesses.

Debt
During 2011, we repaid the $450 million aggregate principal amount of our 7.875% senior notes due March 2011. We also issued $500 million of 4.125% senior notes due in 2021 and used the majority of the proceeds to repay the entire $450 million aggregate principal amount of our 5.75% senior notes due June 2011. In August 2010, we issued $750 million of 3.95% senior notes due 2020 in anticipation of the 2011 scheduled maturity of certain of our senior notes.

From time to time, we use short-term commercial paper borrowings to address timing differences between cash receipts and disbursements. The maximum amount of commercial paper borrowings outstanding during 2011 was $981 million.

Our committed short-term borrowing capacity consists of a $1.5 billion revolving credit facility which terminates in March 2013 (the “Facility”). The Facility also provides for the issuance of letters of credit at our request, up to $200 million, which count as usage of the available commitments under the Facility. The Facility permits the aggregate commitments under the Facility to be expanded to a maximum of $2.0 billion upon our agreement with one or more financial institutions. There were no amounts outstanding under the Facility at any time during 2011.

Our debt to capital ratio (calculated as the sum of all short- and long-term debt outstanding (“total debt”) divided by the sum of shareholders' equity plus total debt) was approximately 30% and 31% at December 31, 2011 and 2010, respectively. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, reinsurance and pledging or selling of assets.

Interest expense was $247 million, $255 million and $243 million for 2011, 2010 and 2009, respectively. The decrease in interest expense during 2011 compared with 2010 was due to lower overall average long-term debt levels primarily as a result of the repayments of senior notes in 2011. The increase in interest expense during 2010 compared with 2009 was due to higher overall average long-term debt levels as a result of the issuance of senior notes in August 2010.

Refer to Note 14 of Notes to Consolidated Financial Statements on page 101 for additional information on our short-term and long-term debt.

Annual Report- Page 17

Contractual Obligations
The following table summarizes certain estimated future obligations by period under our various contractual obligations at December 31, 2011. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2011 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under the Facility or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.

(Millions)	2012	2013 - 2014	2015 - 2016	Thereafter	Total
Long-term debt obligations, including interest	$228.0	$456.0	$1,181.6	$5,426.6	$7,292.2
Operating lease obligations	131.4	185.4	82.5	58.1	457.4
Purchase obligations	202.3	170.3	52.5	3.0	428.1
Other liabilities reflected on our balance sheet: (1)
Future policy benefits (2)	668.0	1,256.1	979.0	3,857.7	6,760.8
Unpaid claims (2)	581.2	463.9	316.1	725.8	2,087.0
Policyholders' funds (2) (3)	1,281.6	89.0	57.5	714.9	2,143.0
Other liabilities (4)	2,388.8	171.3	103.3	243.7	2,907.1
Total	$5,481.3	$2,792.0	$2,772.5	$11,029.8	$22,075.6

(1)
Payments of other long-term liabilities exclude Separate Account liabilities of approximately $5.2 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of our business.

(2)
Total payments of future policy benefits, unpaid claims and policyholders' funds include approximately $721.4 million, $46.7 million and $175.1 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3)
Customer funds associated with group life and health contracts of approximately $334.2 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $156.0 million, before tax, have been excluded from the table above.

(4)	Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

•
Employee-related benefit obligations of $1.2 billion including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include expected benefit payments of approximately $431.6 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.

•	Deferred gains of $43.5 million which will be recognized in our earnings in the future in accordance with GAAP.

•	Net unrealized capital gains of $345.9 million, before tax, supporting discontinued products.

•	Minority interests of $71.1 million consisting of subsidiaries that we own less than 100%. This amount does not represent future cash payments we will be required to make.

•	Income taxes payable of $49.0 million related to uncertain tax positions.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, at December 31, 2011, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on

Annual Report- Page 18

debt and shareholder dividends. In addition, at our discretion, we use these funds for other purposes such as funding share repurchase programs, investments in new businesses and other purposes we consider advisable.

Off-Balance Sheet Arrangements
We do not have any guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future operating results, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 78 and 104, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2011.

Solvency Regulation
The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus (the “RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2011, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2011, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own RBC standards when they determine a company's rating.

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

Health Care Costs Payable
Approximately 90% of health care costs payable are estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”) at both December 31, 2011 and 2010. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month's incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable. We use completion factors predominantly to estimate reserves for claims

Annual Report- Page 19

with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

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

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2011; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2011 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of our Notes to Consolidated Financial Statements on page 76, our prior year estimates of health care costs payable decreased by approximately $394 million, $326 million and $66 million in 2011, 2010 and 2009, respectively. These reductions were offset by estimated current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. When significant decreases (increases) in prior periods' health care cost estimates occur that we believe significantly impact our current period operating results, we disclose that amount as favorable (unfavorable) development of prior-period or prior-years health care cost estimates. In 2011, we had approximately $207 million pretax of favorable development of prior-years health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services. In 2010, we had approximately $118 million pretax of favorable development of prior-years health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors.

Annual Report- Page 20

During 2011, we observed an increase in our completion factors relative to those assumed at year end 2010. During 2010, we observed an increase in our completion factors relative to those assumed at year end 2009. After considering the claims paid in 2011 and 2010 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were 55 and 50 basis points higher, respectively, than previously estimated, resulting in a decrease of approximately $94 million in 2011 and $23 million in 2010 in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2011. However, based on our historical claim experience, it is reasonably possible that our estimated weighted average completion factor may vary by plus or minus 50 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $75 million pretax.

Also during 2011 and 2010, we observed that our health care cost trend rates for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2011 and 2010 with claim incurred dates for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 6.2% and 6.3%, respectively, lower than previously estimated, resulting in a reduction of approximately $300 million in 2011 and $303 million in 2010 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2011, we increased our assumed health care cost trend rates for the most recent three months by 4.2% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $161 million pretax.

Health care costs payable as of December 31, 2011 and 2010 consisted of the following products:

(Millions)	2011	2010
Commercial	$2,046.9	$2,059.3
Medicare	444.8	421.5
Medicaid	183.8	150.1
Total health care costs payable	$2,675.5	$2,630.9

Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims primarily related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities primarily relate to our life, disability and long-term care products.

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

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio

Annual Report- Page 21

supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rates for life waiver of premiums and long-term disability reserves at December 31, 2011 were consistent with the rates used at December 31, 2010. Our discount rates for life and disability reserves at December 31, 2010 decreased by .4%, when compared to the rates used at December 31, 2009. The discount rates we selected for disability and life reserves at December 31, 2011 and 2010 were lower than the rates we selected in 2009 due to lower projected future yields on the investment portfolio supporting these reserves. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus one-half percentage point from year to year. A one-half percentage point decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $37 million pretax for 2011.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member's disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than ten percent during the course of a year. A ten percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $60 million pretax for 2011. When establishing our reserves at December 31, 2011, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2011, we held approximately $189 million in reserves for life claims incurred but not yet reported to us.

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

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future health care costs or expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance

Annual Report- Page 22

recoveries primarily related to our Group Insurance segment. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Health Care or Group Insurance business at December 31, 2011 or 2010.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments resulting in a reduction to this reserve that have increased our net income. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. There was no release of this reserve in 2011, 2010 or 2009. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could positively or negatively impact our net income.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives, except for the valuation of business acquired which amortizes in proportion to estimated premiums over the expected life of the acquired contracts, and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results. There were no impairment losses recognized in any of the three years ended December 31, 2011.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension (“pension”) and OPEB plans for our employees and retirees. Effective December 31, 2010, our employees will no longer earn future pension service credits in the Aetna Pension Plan, although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

Major assumptions used in the accounting for our defined benefit plans include the expected return on plan assets and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31, for each year presented). A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets can be found in Note 11 of Notes to Consolidated Financial Statements beginning on page 90.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with an average rating of AA based on ratings from Standard and Poor's and Fitch Ratings, and the equivalent ratings from Moody's Investors Service). We project the benefits expected to be paid from each plan at each point in the future based on each participant's current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases benefit income. In 2011, we decreased our weighted average discount rate to 4.98% and 4.78% for our pension and OPEB plans, respectively, from 5.50% and 5.20%, respectively, at the previous measurement date in 2010. A one-percentage point decrease in the assumed discount rate would decrease our annual pension costs by approximately $2 million after-tax and would have a negligible effect on our annual OPEB costs.

Annual Report- Page 23

At December 31, 2011, the pension and OPEB plans had aggregate actuarial losses of $2.8 billion. Accumulated actuarial losses are primarily due to investment losses in 2008 and higher liabilities caused by lower discount rates used to determine the present value of future plan obligations. The accumulated actuarial loss is amortized over the expected life of pension plan participants (estimated to be up to 32 years at December 31, 2011) and the expected life of OPEB plan participants (estimated to be up to 16 years at December 31, 2011) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2011, $2.2 billion of the actuarial loss was outside of the corridor, resulting in amortization of approximately $49 million after-tax in our 2012 pension and OPEB expense.

Our expected return on plan assets and lower discount rates discussed above have not affected the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements. However, during 2011 and 2010 we made $60 million and $505 million, respectively, in voluntary cash contributions to the Aetna Pension Plan.

Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 90 for additional information on our defined benefit pension and other postretirement benefit plans.

Other-Than-Temporary Impairment of Debt Securities
We regularly review our debt securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis or carrying amount of the security is written down. The write-down is then bifurcated into its credit and non-credit related components. The credit-related component is included in our operating results and the non-credit related component is included in other comprehensive income if we do not intend to sell the security. We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with applicable accounting guidance promulgated by the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission.

Among the factors we consider in evaluating whether a decline is other than temporary are whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole and the prospects for realizing the carrying value of the security based on the investment's current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery of its cost basis. If either case is true, we recognize an OTTI and the cost basis/carrying amount of the security is written down to fair value.

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

Annual Report- Page 24

Revenue Recognition and Allowance for Estimated Terminations and Uncollectable Accounts
Our revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in our records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectable accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.

Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. We estimate the amount of future retroactivity each period and adjust the recorded revenue accordingly. We also estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectable amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectable amounts when compared to our estimated levels would have a significant effect on Health Care's operating results.

Beginning in 2011, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform is recorded net of the estimated minimum MLR rebates for the current calendar year. We estimate the minimum MLR rebates by projecting MLRs for the individual, small group and large group markets, as defined by Health Care Reform, for each state in which each of our insurance entities operate. The claims and premiums used in estimating such rebates are modified for certain adjustments allowed by Health Care Reform and include a statistical credibility adjustment for those states with a number of members that is not statistically credible.

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 66, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT
General
Our operations are subject to comprehensive United States federal, state and local and comparable multiple levels of international regulation in the jurisdictions in which we do business.  The laws and rules governing our business and interpretations of those laws and rules continue to become more restrictive each year and are subject to frequent change.  Health Care Reform has made and will continue to make extensive changes to the U.S. health care system and significantly increases the regulation of our business.  There also continues to be a heightened review by federal, state and international regulators of the health and related benefits industry's business and reporting practices.

Further, we must obtain and maintain regulatory approvals to price and market many of our products.  Supervisory agencies, including CMS, and the Center for Consumer Information and Insurance Oversight (“CCIIO”), as well as state health, insurance and managed care departments and state boards of pharmacy have broad authority to:

•	Grant, suspend and revoke our licenses to transact business;

•	Exclude us from participation in government programs;

•	Suspend or limit our authority to market products;

•	Regulate many aspects of the products and services we offer, including the pricing and underwriting of such products and services;

•	Audit us and our performance of our contracts;

•	Impose sanctions;

•	Assess damages, fines and/or penalties;

Annual Report- Page 25

•	Impose retroactive adjustments to premiums and refunds to members;

•	Monitor our solvency and reserve adequacy;

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria; and/or

•	Beginning in 2014, our plans may be excluded from participating in Insurance Exchanges if they are deemed to have a history of "unreasonable" rate increases.

Our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by these agencies as well as state attorneys general and offices of inspector general, the Office of the Inspector General (the “OIG”), the Office of Personnel Management (the “OPM”), the U.S. Department of Health and Human Services ("HHS") and other state and federal government authorities.  In addition, from time to time we receive, and expect to continue to receive, subpoenas and other requests for information from CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. attorneys and other state and federal governmental authorities regarding, among other things, certain of our business practices.  These government actions may, among other things, prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, payments under policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.

The political environment is uncertain.  The federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have impacted or could materially impact various aspects of the health care system, including pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform and pending litigation challenging the constitutionality of Health Care Reform.

Health Care Reform, enacted in March 2010, makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and has and will significantly impact our business operations and financial results, including our pricing and medical benefit ratios.  Health Care Reform presents us with new business opportunities, but also with new financial and other challenges.  It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Components of the legislation will be phased in over the next six years.  We are dedicating and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state level health care reform.  While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including health insurance exchanges (“Insurance Exchanges”), premium rate review, the scope of "essential health benefits", employer penalties and the implementation of minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  As a result, many of the impacts of Health Care Reform will not be known for several years.  The U.S. Supreme Court has agreed to review the constitutionality of several aspects of Health Care Reform and is expected to issue its decision in mid-2012. Other litigation regarding the constitutionality of Health Care Reform also is pending. Pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform, the pending litigation challenging the constitutionality of Health Care Reform and the 2012 presidential election create additional uncertainty about the ultimate impact of the legislation.  For example, we could be materially and adversely affected by the elimination of Health Care Reform's obligation to purchase health care coverage (the “individual mandate”) unless our obligation to offer health insurance coverage to each person who wants to purchase it ("guaranteed issue") also is eliminated.  We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of Health Care Reform or the impact those changes will have on our business operations or financial results, but the effect could be materially adverse.

Annual Report- Page 26

The expansion of health care coverage contemplated by Health Care Reform will be funded in part by significant fees, assessments and taxes on us and other health insurers, health plans and other market participants and individuals beginning in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources.  While not all-inclusive, the following are key provisions of Health Care Reform (assuming it is implemented in its current form). We continue to evaluate these provisions and the related regulations and regulatory guidance to determine the impact that they will have on our business operations and financial results:

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

•
Required minimum MLRs, as defined by final regulations, for insured plans of 85% for the large group market and 80% for the individual and small group markets, which began January 1, 2011, with rebates issued to employers for the amount under the minimum beginning in mid-2012. Required minimum MLRs for Medicare Advantage and Medicare Part D plans of 85% beginning with the 2014 contract year, with rebates for amounts under the minimum MLR and contract penalties for ongoing failure to achieve minimum MLRs. In the aggregate, these minimum MLR requirements cap the level of margin we can earn in our Commercial Insured and Medicare Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

•
Enhanced rate review and disclosure processes by states and HHS.  HHS has issued a final rule providing that states that have “effective review processes” will perform rate reviews, and HHS will perform reviews in all other states.  HHS has determined that a significant majority of states have an effective review process. HHS' final rule does not replace the current state rate approval process.  Instead it adds analysis and disclosure related to reasonableness of rate increases to that process, which may impact state approval decision-making and further affect our ability to price for the risk we assume on a timely basis.

•
Freezing 2011 Medicare Advantage payment rates for payments to us at 2010 levels, with additional reductions (plans will ultimately receive a range of 95% of Medicare fee-for-service rates in high cost areas to 115% of Medicare fee-for-service rates in low cost areas) over a two- to six-year period beginning in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan's CMS quality performance rating or “star rating.”

•
Non-deductibility of compensation of employees and certain other persons in excess of $500,000 effective in 2013, for compensation earned after 2009. This increased our federal income taxes in 2010 and will continue to cause an increase in our federal income taxes in future years.

•
The imposition on us and other health insurers, health plans and other market participants of significant fees, assessments and taxes, including an annual non-deductible industry-wide $8 billion health insurer fee beginning in 2014 and increasing thereafter and industry-wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively.

•
Multiple insurance reforms beginning in 2014, including rating limits and benefit requirements, guaranteed issue and renewability of coverage in the individual and group markets, elimination of pre-existing conditions exclusions for all re-enrollees, elimination of annual limits on the dollar value of coverage, and a prohibition on eligibility waiting periods beyond 90 days.

•
Insurance Exchanges for the individual and small group markets, which are scheduled to be operational in 2014. In July 2011, HHS released proposed rules establishing a framework to assist states in setting up Insurance Exchanges.  HHS also released proposed rules governing state and federal reinsurance, risk

Annual Report- Page 27

adjustment and risk corridor programs designed to mitigate adverse selection and provide premium stability in individual and small group Insurance Exchanges. In September 2011, HHS released additional information regarding a "partnership model" in which states could perform certain functions for an otherwise federally administered Insurance Exchange.

•	Expansion of state-based Medicaid coverage beginning in 2014.

•
Establishment of an individual mandate and employer penalties for certain large employers whose plans do not provide "minimum value" or are "unaffordable", federal assistance to purchase health coverage for individuals, and detailed public reporting and disclosure requirements for health plans, each beginning in 2014.

•	A non-deductible 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2018.

Health Care Reform also specifies required benefit designs, limits rating and pricing practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premiums.  This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today.  Health Care Reform will require us to phase out many of our current limited benefit product offerings no later than 2014, and the application of minimum MLR standards to both our limited benefit and student health products may have an adverse effect on our ability to sell these products in the future.  For additional information on health care reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 41.

At the state level, more than 40 states and the District of Columbia will hold regular legislative sessions in 2012.  In 2011, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as preliminary Insurance Exchange design and implementation.  In addition, premium rate review legislation (ranging from new or enhanced filing requirements to prior approval requirements) was introduced or passed in more than half of the states in 2011. A limited number of states have passed Insurance Exchange laws, and a number of states have passed Insurance Exchange planning laws.  We expect additional state level legislation and regulatory activity that impacts our business to be enacted in 2012, including additional Insurance Exchange laws and Insurance Exchange planning activity. Health Care Reform significantly alters the federal structure that shapes the state regulation of health insurance, and requires states to significantly amend numerous existing statutes and regulations. Although the implementation of Health Care Reform has been delayed in many states due to the pending legal challenges to the constitutionality of Health Care Reform, we expect some of that state level legislation to be enacted in 2012.

We also expect state legislatures to continue to focus on the impact of Health Care Reform and state budget deficits in 2012.  In addition, we expect some states to continue to consider legislation to extend coverage to the uninsured through Insurance Exchanges and Medicaid expansion, mandate minimum MLRs, expand the maximum size of “small group” business to larger groups, implement rating reforms and mandate autism coverage.  For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards or procedures for reviewing proposed rate changes; requiring us and other health plans to price prospectively to specified minimum loss ratios and demonstrate that pricing in rate filings; and imposing taxes on insurers and other health plans to finance the Insurance Exchanges. We cannot predict what provisions legislation or regulation will contain in any state or what effect legislation or regulation will have on our business operations or financial results, but the effect could be materially adverse.

Health Care Regulation

General
Federal, state, local and foreign governments have adopted laws and regulations that govern our business activities in various ways.  These laws and regulations, including Health Care Reform, restrict how we conduct our business and result in additional burdens and costs to us.

Annual Report- Page 28

In addition to the expanded regulation created by Health Care Reform discussed above, areas of governmental regulation include:

•	Licensure

•	Premium rates and rating methodologies

•	Medical benefit ratios

•	Underwriting rules and procedures

•	Policy forms, including plan design and disclosures

•	Benefit mandates

•	Market conduct

•	Utilization review activities

•	Payment of Health Care, Group Insurance and other claims, including timeliness and accuracy of payment

•	Member rights and responsibilities

•	Sales and marketing activities

•	Quality assurance procedures

•	Disclosure of medical and other information

•	In-network and out-of-network provider rates of payment

•	General assessments

•	Provider contract forms

•	Pharmacy and pharmacy benefit management operations

•	Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk-pooling mechanisms

•	Delegation of risk and other financial arrangements

•	Producer licensing and compensation

•	Entry into and exit from geographic and product markets and market segments

•	Public sector procurement

•	Financial condition (including reserves) and

•	Corporate governance.

These laws and regulations are different in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations.  To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate.  The time necessary to obtain such a certificate varies from state to state.  Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business.  In addition, health insurers and HMOs are subject to state examination and periodic license renewal.  Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval.  In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related licensure requirements and regulations.  These licensure requirements and regulations differ from state to state, but may contain network, contracting, product and rate, financial and reporting requirements.  There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information, payment for covered benefits and services and escheatment of funds to states.  With the amendment of the Annual Financial Reporting Model Regulation by the NAIC to include provisions similar to certain elements of the Sarbanes-Oxley Act of 2002, we expect states to continue to expand their regulation of the corporate governance and internal control activities of our HMOs and insurance companies.

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals.  These laws and regulations vary by state.  In general, they apply to certain customer segments and limit our ability to set prices for new or renewal business, or both, based on specific characteristics of the group or the group's prior claim experience.  In some states, these laws

Annual Report- Page 29

and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing.  Health Care Reform expands the rate review process by, among other things, requiring our rates to be reviewed for “reasonableness” at either the state or the federal level, and HHS has begun issuing determinations that plans' requested rate increases are unreasonable.  HHS' final rate review rule does not replace the current state rate approval process; rather it adds a reasonableness analysis and disclosure to that process, which may impact state approval decision-making and further delay or otherwise affect our ability to price for the risk we assume, which could adversely affect us particularly during periods of increased utilization of medical services and/or medical cost trend. Health Care Reform also specifies minimum MLRs, as defined by final regulations, of 85% for the large group market and 80% for the individual and small group markets, which began in 2011. Guidance issued in December 2011 clarifies that, with some exceptions and qualifications, we are permitted to issue rebates to employers for the amount under the minimum beginning in 2012.  Because Health Care Reform is structured as a “floor” for many of its requirements, states have the latitude to enact more stringent rules governing its various restrictions.  States may adopt higher minimum MLR requirements, use more stringent definitions of “medical loss ratio,” incorporate minimum MLR requirements into prospective rate filings, require prior approval of rates, or impose other requirements related to minimum MLR.  For example, Texas has expanded from 50 to 100 the maximum size of “small groups” that are subject to its minimum MLR requirements, and California has issued emergency regulations requiring rate filings for individual products to price prospectively to an 80% MLR.  Actions by states such as New Jersey's 80% minimum MLR legislation for the small group and individual markets, New York's 82% minimum MLR for the small group and individual markets and California's regulations will further inhibit our ability to price for the risk we assume.  Both the rate approval process and the application of minimum MLR thresholds may further restrict our ability to price for the risk we assume, which could adversely affect our ability to operate our business profitably in certain product lines and geographies we serve today, particularly during periods of increased utilization of medical services and/or medical cost trend.

Many of these laws and regulations also limit the differentials in rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics.  They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.  In addition, HHS established a federal premium rate review process that became effective in September 2011 and generally applies to proposed rate increases equal to or exceeding 10% (with state-specific thresholds to be applicable commencing September 2012). HHS's rate review process imposes additional public disclosure requirements as well as additional review on filings requesting rate increases equal to or exceeding this "reasonableness" threshold.

In addition to Health Care Reform requirements, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) generally requires insurers and other carriers that cover small employer groups in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits.  HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals.  The law further limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame.  Like Health Care Reform, HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions.  For example, certain states have modified HIPAA's definition of a small group (2-50 employees) to include groups of one employee.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers.  In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers.  In general, we have elected not to participate in voluntary pools, but even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state's small group experience.

Annual Report- Page 30

HIPAA Administrative Simplification, GLBA and Other Privacy, Security and Confidentiality Requirements
The regulations under the administrative simplification provisions of HIPAA, as further modified by the American Recovery and Reinvestment Act of 2009 (“ARRA”) and Health Care Reform, also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors.  The "Administrative Simplification" provisions of HIPAA and those regulations authorize HHS to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information.

Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“Covered Entities”).  Regulations adopted to implement Administrative Simplification also require that "business associates" acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards.  The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (for example, health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits).  HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers.  The federal government has mandated that by October 2013 the health and related benefits industry, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions, known as ICD-10.  HHS has announced that it will initiate a process to postpone the effective date for use of ICD-10 by certain health care entities. Implementing ICD-10 will require substantial investments from the health and related benefits industry, including us, over the next several years.  We currently estimate that our ICD-10 project expenses will be between $20 million and $40 million each year for 2012 and 2013.

The HIPAA privacy regulations adopted by HHS establish limits on the use and disclosure of medical records and other individually identifiable health information (protected health information or “PHI”) by Covered Entities.  Further, ARRA requires us and other Covered Entities to report any unauthorized release of, use of, or access to PHI to any impacted individuals and to HHS in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI.  Business associates (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) must also comply with certain HIPAA provisions.  In addition, ARRA establishes greater civil and criminal penalties for Covered Entities and business associates who fail to comply with HIPAA's provisions, gives new enforcement rights to state attorneys general and requires HHS to issue regulations implementing its privacy and security enhancements.  We will continue to assess the impact of these regulations on our business as they are issued. In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used.

The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions and requirements to notify members of unauthorized release or use of or access to PHI. Complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations.  HHS also has adopted security regulations designed to protect member health information from unauthorized use or disclosure.

In addition, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party.  The GLBA

Annual Report- Page 31

regulations apply to health, life and disability insurance.  Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.  GLBA also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health care benefits businesses.

Other Legislative Initiatives and Regulatory Initiatives
In addition to the Health Care Reform, HIPAA and ARRA measures discussed above, the federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system.  For example:

•
As a result of the failure of the Joint Select Committee on Deficit Reduction to cut the federal deficit by $1.2 trillion, the Budget Control Act of 2011 (the "BCA") triggers automatic across-the-board budget cuts (also known as "sequestration") starting in 2013, including Medicare spending cuts of not more than two percent of total program costs for nine years, starting in 2013. The BCA exempts certain programs from these cuts, including Medicaid, and certain Medicare payments from these cuts, including Part D low-income subsidies ("LIS"); the Part D catastrophic subsidies; and payments to states for coverage of Medicare cost-sharing for certain low-income Medicare beneficiaries. The Office of Management and Budget ("OMB") is responsible for making these cuts. We are exploring strategies to mitigate any impact that may result from these cuts.

•
In July 2011, New York notified insurers that it expects insurers to, and will be amending its regulations to require insurers to, regularly consult the U.S. Social Security Administration's Death Master File or a similar database to determine if unclaimed death benefits may be payable under life insurance and similar products, to pay any such benefits and to make certain other business process changes. Legislation mandating the use of such databases has been introduced in at least four other states. New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from New York, Connecticut and Minnesota with respect to our life insurance claim payment and related escheat practices.

Other legislative measures which are or recently have been under consideration include the following:

•
Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

•
Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers.  These assessments may include assessments for insolvency, uninsured or high-risk pools, uncompensated care, or defraying provider medical malpractice insurance costs.

•	Reducing federal and/or state government funding of government-sponsored health programs in which we participate.

•	Extending malpractice and other liability exposure for decisions made by health plans.

•	Mandating coverage for additional conditions and/or specified procedures, drugs or devices (for example, treatment for autism and infertility and experimental pharmaceuticals).

•	Mandating expanded employer and consumer disclosures and notices.

•	Regulating e-connectivity.

•	Mandating or regulating the disclosure of provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of provider outcome and/or efficiency information.

•	Imposing substantial penalties for our failure to pay claims within specified time periods.

•	Imposing payment levels for services rendered to our members by providers who do not have contracts with us.

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal

Annual Report- Page 32

restraints on competition.

•	Restricting or mandating health plan or life insurer claim processing, review, payment and/or related procedures.

•	Mandating additional internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.

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

•
Further regulating individual insurance coverage by restricting or mandating premium levels, restricting our underwriting discretion or restricting our ability to rescind coverage based on a member's misrepresentations or omissions.

•
Providing members the right to receive information about anyone who has accessed their electronic PHI, even where such access was permitted (such as access by our authorized employees in the course of claims administration or medical management).

Some of the changes, if enacted, could provide us with business opportunities.  However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments or other increased costs, including the cost of modifying our systems to implement any enacted legislation or regulations.

Our business also may be affected by other legislation.  The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) was signed into law on July 21, 2010.  The Financial Stability Oversight Council (the “Council”) created by the Financial Reform Act is empowered to designate systemically important non-bank financial companies that are subject to Federal Reserve Board (“Federal Reserve”) supervision.  Although the Council has indicated that it will begin to designate "systemically important" non-bank financial companies in 2012, we cannot predict when or if we will be so designated, and there can be no assurance that we will not be so designated. "Systemically important" non-bank financial companies are likely to be subject to intensive bank-like supervision, regulation, examination and enforcement.  It is difficult to predict the scope and content of systemic risk regulations or their effect on us, should we be designated a systemically important non-bank financial company, but we believe it would likely be adverse.  In addition, the Financial Reform Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs, reduces the burden of proof under the FCPA and creates a Federal Insurance Office (“FIO”) within the Department of Treasury, with powers that include information-gathering and subpoena authority.  Although the FIO does not have authority over health insurance, it will have authority over other parts of our business, primarily life insurance.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability.  Among other issues, federal and state courts continue to consider cases addressing group and individual life insurance payment practices and the pre-emptive effect of ERISA on state laws.  In general, changes to our life insurance payment practices have the effect of reducing our Group Insurance operating earnings and limitations to ERISA pre-emption have the effect of increasing our costs and/or liability exposures.  The legislative initiatives discussed above include proposals in the

Annual Report- Page 33

U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, if enacted by legislation that is not itself pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

The Employee Retirement Income Security Act of 1974
The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (the “DOL”).  ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA.  Some of our administrative services and other activities may also be subject to regulation under ERISA.  ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the pre-emption continues to be reviewed by courts.

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements.  We have invested significant resources to comply with these standards.

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

Federal Employees Health Benefits (“FEHB”) Program
Our subsidiaries contract with the OPM to provide managed health care services under the FEHB program in their service areas.  These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program, and generally also require that FEHB plans receive pricing that is at least as favorable as similarly sized subscriber groups (“SSSG”) in the applicable market.  Compliance with the SSSG requirements complicates pricing of our Commercial business and can result in the payment of an unanticipated premium rebate to the OPM.  The OPM has issued new pricing regulations for 2012, which eliminate the SSSG requirements and move to a FEHB program-specific MLR by plan code and market. In 2012, carriers may elect the SSSG rules or the MLR regulations. Aetna has elected the MLR regulations in all plan code and markets except our Washington D.C. area and New York HMO's. For 2013 and beyond, the new MLR regulations will be mandatory for all carriers in all plan codes and markets with the exception of non-traditionally rated plan codes (including our New York HMO) in which case the MLR regulations do not apply. Managing to these rules is further complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of Health Care Reform.  The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the SSSG/MLR and other requirements under FEHB program.  The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the FEHB program requirements.

Medicare
Our Medicare products, including Medicare Advantage and Part D products, are regulated by CMS.  The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex, expensive to comply with and subject to change.  We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources.  CMS may seek premium refunds, prohibit us from continuing to market and/or enroll members in one or more Medicare products, exclude us from participating in one or more Medicare programs and/or institute other sanctions against us if we fail to comply with CMS regulations or our Medicare contractual requirements.

For example, effective April 21, 2010, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts.  As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. CMS lifted those sanctions on June 13, 2011.

Annual Report- Page 34

CMS regularly audits our performance to determine our compliance with CMS's regulations, our contracts with CMS and the quality of services we provide to Medicare beneficiaries.  CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers.  We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records.  Medicare Advantage plans and PDPs receive increased premiums for members who have certain medical conditions identified with specific health condition codes.  Federal regulators review and audit the providers' medical records and related health condition codes that determine the members' health status and the resulting risk-adjusted premium payments to us.  CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage organizations, including two of Aetna's contracts for the 2007 contract year.  Although these two audits are ongoing, we do not believe that they will have a material impact on our operating results, financial position or cash flows.

We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond.  Aetna and other Medicare Advantage organizations have provided comments to CMS in response to CMS's December 2010 proposed RADV sampling and payment error calculation methodology by which CMS proposes to calculate and extrapolate RADV audit payment error rates for, and determine premium refunds payable by, Medicare Advantage plans.  Our concerns with CMS's proposed methodology include the fact that the proposed methodology does not take into account the “error rate” in the original Medicare fee-for-service data that was used to develop the risk adjustment system and that retroactive audit and payment adjustments undermine the actuarial soundness of Medicare Advantage bids.  CMS has indicated that it may make retroactive contract-level premium payment adjustments based on the results of these RADV audits, which could occur as early as 2012.  CMS's premium adjustments could be implemented prior to our or other Medicare Advantage organizations having an opportunity to appeal the audit or payment error calculation results or methodology.  We are unable to predict the ultimate outcome of CMS's final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years.  Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS's selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Since 2005, we have generally expanded the Medicare markets we serve and Medicare products we offer, including by acquiring the Medicare Supplement business of Genworth Financial during the fourth quarter of 2011, which significantly expanded our Medicare Supplement membership.  This expansion of the Medicare markets we serve and Medicare products we offer and the Medicare-related provisions of Health Care Reform increase our exposure to changes in government policy with respect to and/or regulation of the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs.  For example, as a result of the failure of the Joint Select Committee on Deficit Reduction to cut the federal deficit by $1.2 trillion, the BCA triggers automatic sequestration starting in 2013, including Medicare spending cuts of not more than two percent of total program costs for nine years, starting in 2013. The BCA exempts certain programs from these cuts, including Medicaid, and certain Medicare payments from these cuts, including Part D LIS; the Part D catastrophic subsidies; and payments to states for coverage of Medicare cost-sharing for certain low-income Medicare beneficiaries. OMB is responsible for making these cuts. We are exploring strategies to mitigate any impact that may result from these cuts. In addition, on July 15, 2008, the U.S. Congress overrode the President's veto and passed a Medicare funding bill that reduced amounts payable to health plans that offer Medicare Advantage plans beginning in 2010 and imposed new marketing requirements for Medicare Advantage and Medicare Part D Prescription Drug plans beginning in 2009.

Annual Report- Page 35

Health Care Reform contains further significant reductions in the reimbursements we receive for our Medicare Advantage members, including freezing 2011 rates based on 2010 levels, with additional reductions in future years based on regionally adjusted benchmarks.  Beginning in 2012, Health Care Reform also ties a portion of each Medicare Advantage plan's reimbursement to the plan's “star rating.”  The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. During 2011, our average star rating increased from 3.36 to 3.48, and 92% of our Medicare Advantage members were in plans rated at least 3.5 stars. Beginning in 2012, those plans that receive a rating of four or more stars are eligible for quality bonus payments. Plans with 3 or 3.5 stars are eligible for quality-based payments in 2012, 2013 and 2014 under CMS’s Quality Bonus Payment Demonstration. As a result, our plans' star ratings are likely to be a significant determinant of overall profitability for our Medicare Advantage plans. Beginning with the 2014 contract year, Health Care Reform also requires minimum MLRs for Medicare Advantage and Medicare Part D plans of 85%.

It is not possible to predict the longer term adequacy of payments we receive under the Medicare program.  We currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in the Medicare program, although there are economic and political pressures to continue to reduce spending on the program, and this outlook could change.

Going forward, we expect the U.S. Congress to continue to closely scrutinize each component of the Medicare program (including Medicare Part D drug benefits) and possibly seek to limit private insurers' role.  For example, the federal government may seek to negotiate drug prices for PDPs and Medicare Advantage-Prescription Drug Plans, a function we currently perform as a plan sponsor or administrator.  It is not possible to predict the outcome of this Congressional oversight or any legislative activity, either of which could adversely affect us.

Medicaid
Since our 2007 acquisition of Schaller Anderson, we have more than doubled our Medicaid revenues and have begun to serve the Aged, Blind and Disabled and Long Term Care Medicaid populations.  As a result, we also increased our exposure to changes in government policy with respect to and/or regulation of the various Medicaid programs in which we participate, including changes in the amounts payable to us under those programs.

In addition, Health Care Reform includes a significant expansion of Medicaid coverage in January 2014. Health Care Reform also includes a “maintenance of effort” (“MOE”) provision that requires states to maintain their eligibility rules for people covered by Medicaid until the Secretary of HHS determines that an insurance exchange is operational in a given state. The MOE provision is intended to prevent states from reducing eligibility standards or altering determination procedures as a way to remove adults above 133 percent of the federal poverty level from Medicaid before implementation of expanded Medicaid coverage begins in January 2014. However, states with, or projecting, a budget deficit may apply for an exception to the MOE provision. If states are successful in obtaining MOE waivers and allow certain Medicaid programs to expire, we could experience reduced Medicaid enrollment.

The economic aspects of the Medicaid business vary from state to state and are subject to frequent change. Medicaid premiums are paid by each state and differ from state to state.  The federal government and various states are also considering proposals and legislation for Medicaid program reforms or redesigns, including changes to benefits, reimbursement or payment levels or eligibility criteria.  Current Medicaid funding and premium revenue may not be sustainable due to state and federal budgetary constraints, which have become particularly acute at the state level in the past few years, and continuing efforts to reduce health care costs.  In addition, our Medicaid contracts with states are subject to cancellation by the state after a short notice period without cause (for example, when a state discontinues a managed care program) or in the event of insufficient state funding.

Our Medicaid products also are regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations.  Our Medicaid products and State Children's Health Insurance Program (“SCHIP”) contracts also are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services we provide to Medicaid enrollees, payment for those services and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of the state Medicaid

Annual Report- Page 36

agencies.  The regulations and contractual requirements applicable to us and other participants in Medicaid programs are extensive, complex and subject to change.  We have invested significant resources to comply with these standards, and our Medicaid compliance efforts will continue to require significant resources.  CMS and/or state Medicaid agencies may fine us, seek premium refunds, elect not to award us new contracts or renew our existing contracts, prohibit us from continuing to market and/or enroll members in one or more Medicaid products, exclude us from participating in one or more Medicaid programs and/or institute other sanctions against us if we fail to comply with CMS or state regulations or our contractual requirements.

HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as the Company under holding company statutes.  These laws may, among other things, require us and our subsidiaries to maintain certain levels of equity.  Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states' insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations.  In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions.  With the amendment of the Annual Financial Reporting Model Regulation by the NAIC to include provisions similar to certain elements of the Sarbanes-Oxley Act of 2002, we expect that the states in which our insurance and HMO subsidiaries are licensed will continue to expand their regulation of the corporate governance and internal control activities of our HMOs and insurance companies.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or "RBC", requirements for health and other insurance companies and HMOs based on the RBC Model Act.  These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products.  The RBC Model Act sets forth the formula for calculating RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business.  In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company's RBC declines and provides for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital.  The level of regulatory oversight ranges from requiring the company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding.  As of December 31, 2011, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

In addition, changes to regulations or the interpretation of those regulations due to regulators' increasing concerns regarding insurance company and/or HMO solvency due, among other things, to the current adverse and uncertain economic environment, could negatively impact our business in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approving dividends from regulated subsidiaries.

For information regarding restrictions on certain payments of dividends or other distributions by our HMO and insurance company subsidiaries, refer to Note 16 of Notes to Consolidated Financial Statements on page 103.

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

Annual Report- Page 37

with such a holding company, if as a result of such transaction such person would control the insurance holding company.  Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Audits and Investigations
We typically have been and are currently involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the intensity and scope of which continue to increase.  These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. attorneys and other state and federal governmental authorities.  Such government actions may result and have resulted in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, assessments of damages, civil or criminal fines or penalties (including under the False Claims Act), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.  For example, effective April 21, 2010, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts.  In addition, CMS has instituted RADV audits of our risk adjustment payments under certain of our Medicare Advantage contracts.  For additional information on these Medicare matters, refer to “Medicare” beginning on page 34.

In July 2011, New York notified insurers that it expects insurers to, and will be amending its regulations to require insurers to, regularly consult the U.S. Social Security Administration's Death Master File or a similar database to determine if unclaimed death benefits may be payable under life insurance and similar products, to pay any such benefits and to make certain other business process changes. Legislation mandating the use of such databases has been introduced in at least four other states. New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from New York, Connecticut and Minnesota with respect to our life insurance claim payment and related escheat practices.

In January 2009, following an investigation by the New York Attorney General, we agreed with the New York Attorney General to discontinue the use of a database of provider charges compiled by Ingenix and to utilize a new database for a period of at least five years in connection with out-of-network reimbursements in those benefit plans that employ a reasonable and customary standard for such reimbursements.  We used the Ingenix database for many plans to determine the level of reimbursement when our members utilize hospitals, physicians and other health care providers who do not have a contract with us.  We have transitioned to the new database and have increased the use of alternative benefit designs to determine these payments; however, payment levels for non-contracted provider services will likely remain the subject of further investigations, challenges and regulations.

Refer to "Litigation and Regulatory Proceedings" in Note 18 of Notes to Consolidated Financial Statements beginning on page 105 for more information regarding pending audits and investigations.

Federal and State Reporting
We are subject to extensive financial and business reporting requirements, including penalties for inaccuracies and/or omissions, at both the state and federal level.  Health Care Reform significantly expands these reporting requirements and adds additional penalties for inaccuracies and omissions.  In some instances, our ability to comply with these requirements will depend on receipt of information from third parties, particularly employers, that we do not receive today and that may not be readily available or reliably provided in all instances.  We are and will continue to be required to modify our information systems, dedicate significant resources and incur significant expenses to comply with these requirements. However, we cannot eliminate the risks of unavailability of or errors in our reports.

Annual Report- Page 38

Fraud, Waste and Abuse Laws
Federal and state governments have made investigating and prosecuting health care fraud, waste and abuse a priority.  Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights.  Companies involved in public health care programs such as Medicare and Medicaid are often the subject of fraud, waste and abuse investigations, as well as False Claims Act lawsuits by whistle blowers and others.  In addition, Health Care Reform expanded the jurisdiction of, and our exposure to, the False Claims Act to Insurance Exchanges, which will begin to operate in 2014. The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change.  We have invested significant resources to comply with Medicare and Medicaid standards.  Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Product Design and Sales Practices
State and/or federal regulatory scrutiny of life and health insurance company and HMO marketing and advertising practices, including the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices.  Medicare and Medicaid products and products offering more limited benefits, such as those we issue and sell through Strategic Resource Company and some of our student health plans, in particular are attracting increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants.  These laws are administered by state health insurance guaranty associations in which we and other insurers participate. These health insurance guaranty associations respond to insolvencies of long-term care insurers as well as health insurers.  Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers.  Certain states allow assessments to be recovered as offsets to premium taxes.  Some states have similar laws relating to HMOs.  The Pennsylvania Insurance Commissioner has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation. We cannot predict when a decision will be made, although we believe it is likely that the state court will rule within the next twelve months.  If Penn Treaty is declared insolvent and placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders.  We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict when the state court will render a decision, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets.  It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows.  While we have historically recovered more than half of guaranty fund assessments through statutorily-permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

Regulation of Pharmacy Operations
On July 27, 2010, we entered into the PBM Agreement, under which CVS Caremark provides certain pharmacy benefit management ("PBM") services to us and our customers and members.  The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018.  CVS Caremark began providing services under the PBM Agreement on January 1, 2011.  Notwithstanding our contracting with CVS Caremark, we will remain responsible to regulators and members for the delivery of PBM services.  In addition, we continue to own two mail order pharmacy facilities and one specialty pharmacy facility (our “Pharmacies”) and utilize certain CVS Caremark pharmacies.  One mail order pharmacy is located in Missouri, and the specialty pharmacy and our second mail order pharmacy are located in Florida.  Our Pharmacies dispense pharmaceuticals

Annual Report- Page 39

throughout the U.S. and are participating providers in Medicare, Medicare Part D and various Medicaid programs.  The pharmacy practice is generally regulated at the state level by state boards of pharmacy.  Our Pharmacies are required to be licensed in the state where they are located, as well as the states that require registration or licensure of mail order pharmacies with the state's board of pharmacy or similar regulatory body.  Our Pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances and must comply with applicable Medicare, Medicaid and other provider rules and regulations, including federal and state false claims and anti-kickback laws. CVS Caremark's pharmacies are subject to these same licensing requirements and other laws and regulations.  Loss or suspension of any such licenses or registrations could have a material adverse effect on our ability to meet our commitments to our customers, which could, in turn, have a material adverse effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operation
Our PBM services are regulated directly and indirectly at the federal and state levels, including federal and state false claims and anti-kickback laws.  These laws and regulations govern, and proposed legislation may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers, disclosure of data to third parties, drug utilization management practices, the level of duty a PBM owes its customers and registration or licensing of PBMs.  Failure by us or CVS Caremark to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our operating results.

Life and Disability Insurance
Our life and disability insurance operations are subject to extensive regulation.  Changes in these regulations, such as expanding the definition of disability or mandating changes to claim payment, determination and/or settlement practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results. In July 2011, New York notified insurers that it expects insurers to, and will be amending its regulations to require insurers to, regularly consult the U.S. Social Security Administration's Death Master File or a similar database to determine if unclaimed death benefits may be payable under life insurance and similar products, to pay any such benefits and to make certain other business process changes. Legislation mandating the use of such databases has been introduced in at least four other states. New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from New York, Connecticut and Minnesota with respect to our life insurance claim payment and related escheat practices.

International Regulation
We continue to expand our Health Care operations that are conducted in foreign countries and currently have insurance licenses in several countries and do business in over twenty countries.  These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; various privacy, insurance, tax, tariff and trade laws and regulations; and corporate, employment, intellectual property and investment laws and regulations.  In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the Foreign Corrupt Practices Act of 1977, and foreign laws, including the U.K. Bribery Act 2010.

Anti-Money Laundering Regulations
Certain of our lines of business are subject to U.S. Department of the Treasury anti-money laundering regulations.  Those lines of business have implemented anti-money laundering policies designed to insure their affected products comply with the regulations.

Annual Report- Page 40

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

Certain information contained in this MD&A and elsewhere in the Annual Report and our Annual Report on Form 10-K is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the “Outlook for 2012” on page 5, “Risk Management and Market-Sensitive Instruments” beginning on page 14 and “Regulatory Environment” beginning on page 25 of the Annual Report. In addition, throughout this MD&A and elsewhere, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

·	Expects	·	Intends	·	Seeks	·	Will	·	Potential
·	Projects	·	Plans	·	Estimates	·	Should	·	Continue
·	Anticipates	·	Believes	·	May	·	Could	·	View
·	Outlook	·	Guidance	·	Predict

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

If any of the following risks or uncertainties develops into actual events or if the circumstances described in the risks or uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, cash flows, financial condition or operating results. In that case, the trading price of our common stock could decline materially.

The continuing public policy debate on Health Care Reform, additional changes to the U.S. health care system and the stressed economic environment, with high U.S. unemployment, present overarching risks to all aspects of our enterprise.
The political environment in which we operate remains uncertain. There can be no assurance that the implementation of Health Care Reform, additional changes to the U.S. health care system, including changes to Health Care Reform, or the impact of the economic environment will not adversely affect our business, cash flows, financial condition or operating results. See “Regulatory Environment - General” beginning on page 25 and “Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future” beginning on page 45.

Annual Report- Page 41

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
The political environment in which we operate remains uncertain. It is not possible to predict with certainty or eliminate the impact of additional fundamental public policy changes, including changes to Health Care Reform, that could adversely affect us. Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health and related benefits industry or managed care operations, fundamentally restructuring or reducing the funding available for Medicare or Medicaid programs, or a repeal or significant alteration of Health Care Reform, such as the elimination of the obligation to purchase health care coverage (the “individual mandate”) without the elimination of our obligation to offer health insurance to each person who wants to purchase it ("guaranteed issue"). Our business and operating results could be materially and adversely affected by such changes even if we correctly predict their occurrence. For more information on these matters, refer to “Regulatory Environment” beginning on page 25.

In March 2010, Health Care Reform was enacted, legislating broad-based changes to the U.S. health care system. Components of the legislation will be phased in over the next six years. While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of Health Care Reform, including health insurance exchanges ("Insurance Exchanges"), premium rate review, the scope of "essential health benefits", employer penalties and the implementation of minimum MLRs, require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. As a result, many of the impacts of Health Care Reform will not be known until those regulations and related regulatory guidance are issued and actions are taken, which is expected to occur over the next several years.

Health Care Reform imposes significant fees, assessments and taxes on us and other health insurers, health plans and other industry participants. Health Care Reform imposes an annual industry-wide $8 billion health insurer fee beginning in 2014 and increasing thereafter. This health insurer fee is not deductible for income tax purposes and will be allocated pro rata among us and other industry participants based on net premiums written. Health Care Reform also imposes industry-wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively, which will be allocated pro rata among us and other industry participants based on net premiums written for insured business plus the fees received and cost of coverage administered for self-insured business. As we are one of the nation's largest health care benefits companies, we expect our share of the Health Care Reform assessments, fees and taxes to be significant. If the Health Care Reform assessments, fees and taxes are imposed as enacted and we are unable to factor these assessments, fees and taxes into our premiums and fees or otherwise adjust our business model to address them, these assessments, fees and taxes could have a material adverse effect on our results of operations, financial position and/or cash flows.

In addition, at the state level, more than 40 states and the District of Columbia will hold regular legislative sessions in 2012. In 2011, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as preliminary Insurance Exchange design and implementation. We expect state legislatures to focus on these issues again in 2012. For more information on these matters, refer to “Regulatory Environment” beginning on page 25.

The U.S. Supreme Court has agreed to review the constitutionality of several aspects of Health Care Reform and is expected to issue its decision in mid-2012. This review, as well as other pending litigation regarding the constitutionality of Health Care Reform, increases the risk of significant alteration of Health Care Reform that could materially and adversely affect our health care operations and/or financial results. For example, if the Supreme Court were to find the individual mandate unconstitutional, but generally uphold the remainder of Health Care Reform, particularly guaranteed issue, people with greater needs for health care services could make up an increased portion of our Insured membership, which would adversely affect our operating earnings and medical benefit ratios. These effects could be magnified if we are unable to obtain, or are delayed in obtaining, approval of adequate premium rate increases for the risk we assume. These court proceedings, the 2012 presidential election and pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform create additional uncertainty about the ultimate impact of the legislation on us.

Annual Report- Page 42

In addition to the Health Care Reform measures described above, we expect the federal and state governments to continue to enact and seriously consider many broad-based legislative and regulatory proposals that have materially impacted or could materially impact various aspects of the health care system and our business, including changes to Health Care Reform.

We will need to continue to dedicate material resources and incur material expenses to implement and comply with Health Care Reform and any future changes in Health Care Reform at both the state and federal level, including implementing and complying with the future regulations that will provide guidance on and clarification of significant parts of the legislation. In addition, we anticipate that additional health care reforms will be enacted at the state level; however, we cannot predict what provisions they will contain in any state or what effect they will have on our business operations or financial results. While health care reform at the state and federal level presents us with new business opportunities and new financial and other challenges and may, for example, cause membership in our health plans to increase or decrease or make doing business in particular states more or less attractive, it is reasonably possible that our business operations and financial results could be materially adversely affected by such reform.

We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and to innovate and deliver products and services that demonstrate value to our customers, particularly in response to market changes from public policy.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, business consolidations, strategic alliances, Health Care Reform, and other legislative and regulatory changes and marketing practices. For example, beginning in 2014, we expect to compete for sales on Insurance Exchanges, which will require us to develop or acquire the tools necessary to interact with Insurance Exchanges and individual consumers using Insurance Exchanges (including social media tools), increase our focus on individual consumers and improve our consumer-focused sales and marketing channels, customer interfaces and product offerings. In addition, our customers generally, and our larger customers particularly, are well-informed and organized and can easily move between us and our competitors. These factors require us to differentiate our products and services, anticipate changes in customer preferences and innovate and deliver new and existing products and services that demonstrate value to our customers, particularly in response to market changes from public policy. Failure to differentiate our products and services, anticipate changes in customer or consumer preferences or innovate and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership, which can adversely affect our operating results.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing affects our profitability, and our business and profitability may continue to be adversely affected by prevailing economic conditions. There can be no assurance that future health care and other benefit costs will not deviate from our projections.
Adverse economic conditions and unanticipated increases in our health care and other benefit costs can significantly and adversely affect our businesses and profitability in a number of ways. The current economic environment is challenging and less predictable than the economic environment of the recent past, which has caused and may continue to cause unanticipated increases and volatility in our health care and other benefit costs. Premium revenues from our Insured Health Care products comprised approximately 80% and 81% of our total consolidated revenues for 2011 and 2010, respectively. While we generally have increased our premium rates for Insured business under contract in 2012, our health care premiums are priced in advance and generally fixed for one-year periods. Accordingly, cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period. Those forecasts typically are made several months before the fixed premium period begins, require a significant degree of judgment and are dependent on our ability to anticipate and detect medical cost trends. The aging of the population and other demographic characteristics, advances in

Annual Report- Page 43

medical technology and other factors contribute to rising health care costs and medical cost trends. Medical cost trends may also be impacted by a number of other factors that are beyond our control, such as epidemics, pandemics, terrorist attacks, natural disasters or other extreme events that materially increase utilization of medical services, as well as changes in members' healthcare utilization patterns and provider billing practices. During the year ended December 31, 2009, medical costs were higher and more volatile than we projected. During the years ended December 31, 2011 and 2010, medical costs and members' utilization of medical services were lower than we projected and members' utilization was below historical levels. Our 2010 and 2011 experience is not projected to continue in 2012; we expect utilization to increase to more normal levels in 2012. As a result of the volatility we have experienced in recent years, accurately anticipating, detecting, forecasting, managing and reserving for utilization of medical services for ourselves and our self-insured customers and medical cost trends have become more challenging. Such challenges are particularly heightened during and following periods when such utilization and/or trends are below historical levels such as we experienced during 2010 and 2011. There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events that we cannot forecast or project and over which we have no control, such as the higher than projected H1N1 influenza and COBRA related health care costs we experienced in 2009, as well as changes in our products, contracts with providers, medical management, underwriting, rating and/or claims processing methods and processes. Relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our operating results. Furthermore, if we are unable to accurately and promptly anticipate and detect medical cost trends, our ability to take timely pricing and other corrective actions may be limited, which would further exacerbate the extent of the adverse impact on our profitability. This risk is magnified by Health Care Reform and other legislation and regulations (such as rate reviews and limits on premium rate increases) that limit our ability to price for our projected and/or experienced increases in utilization of medical services and/or such trend. If health care and other benefit costs are higher than we predict or if we are not able to obtain appropriate pricing on new or renewal business, our prices will not reflect the risk we assume and our profitability will be adversely affected. If health care and other benefit costs are lower than we predict, our prices may be higher than those of our competitors, which may cause us to lose membership. For more information, see “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 19.

Our ability to manage health care and other benefit costs affects our profitability and competitiveness.
Our profitability and competitiveness depend in large part on our ability to appropriately manage future health care and other benefit costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. Government-imposed limitations on Medicare and Medicaid reimbursement also have caused the private sector to bear a greater share of increasing health care and other benefits costs over time. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care and other benefit costs. Changes as a result of Health Care Reform and other changes in the regulatory environment, implementation of ICD-10, changes in health care practices, general economic conditions such as inflation and employment levels, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, health care provider or member fraud, changes to Medicare and/or Medicaid reimbursement levels to health plans and providers and numerous other factors affecting the cost of health care can be beyond any health plan's control and may adversely affect our ability to predict and manage health care and other benefit costs, which can adversely affect our competitiveness and operating results.

We face risks from industry, public policy and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry may affect our business model. Those factors include, among others, the rapid evolution of the business model, particularly as that model moves to a direct-to-consumer marketing model, such as the model contemplated by the Insurance Exchanges, which will begin to operate in 2014; shifts in public policy, including those embodied in Health Care Reform; adverse changes in laws and regulations or the interpretation of laws and regulations; consumerism; pricing actions by competitors; competitor and supplier consolidation and integration; a declining number of commercially insured people; and changes in technology. We also face the potential of competition from existing or new companies that have not

Annual Report- Page 44

historically been in the health or group insurance industries, such as health information technology (“HIT”) companies. If we are unable to anticipate or detect these and other relevant external factors and deploy meaningful responses to all relevant external factors, our business and operating results may be adversely affected.

Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future.
The current volatile U.S. and global economic environment has resulted in significantly diminished expectations of, and higher uncertainty with respect to, the prospects for the U.S. and global economies going forward. Our customers, medical providers and the other companies with which we do business are generally headquartered in the U.S.; however, many of our largest customers are global companies with operations around the world. As a result, adverse economic conditions in the U.S. and abroad have adversely affected and can in the future significantly and adversely affect, our businesses and profitability by:

•	Leading to reductions in workforce by our customers, which would reduce both the number of members we serve and our revenues.

•
Leading our customers and potential customers, particularly those with the most members, and state and local governments, to force us to compete more vigorously on factors such as price and service, including service and other performance guarantees, to retain or obtain their business.

•
Leading our customers and potential customers to purchase less profitable mixes of products from us (i.e., purchase products that generate less profit for us (such as our administrative services products) than the ones they currently purchase or otherwise would have purchased) or purchase fewer products from us.

•	Leading our customers and potential customers, particularly smaller employers and individuals, to elect not to obtain or renew their health and other coverage with us.

•
Adversely affecting state and federal budgets, resulting in reduced reimbursements or payments to us in Medicare, Medicaid, SCHIP and/or other federal and state government health care coverage programs.

•
Causing unanticipated increases and volatility in utilization of medical services by our members and/or increases in medical unit costs, each of which would increase our health care and other benefit costs and limit our ability to accurately detect, forecast, manage and reserve for our members' utilization of medical services and our self-insured customers' medical cost trends and/or changes in those trends and/or future health care and other benefit costs.

•	Increasing our medical unit costs as hospitals and other providers attempt to maintain revenue levels in their efforts to adjust to their own economic challenges.

•	Contributing to inflation that could cause interest rates to increase and thereby increase our interest expense and adversely affect that component of our operating results.

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

Furthermore, reductions in workforce by our customers in excess of, or at a faster rate than, those we project could reduce both our membership and revenue below our projected levels and cause unanticipated increases in our health care and other benefit costs. There can be no assurance that our health care and other benefit costs, business and profitability will not be adversely affected by these economy-related conditions or other factors.

Our continued business success is dependent on our ability to diversify our sources of revenue and earnings.
As a result of Health Care Reform, the declining number of commercially insured people and other factors, our ability to grow profitably through the sale of traditional Insured health care and related benefits products in the U.S. may be limited. In order to profitably grow our business in the future, we are diversifying the sources of our revenue and earnings through investments in HIT, international expansion and a transformational change to our

Annual Report- Page 45

business model. Accomplishing these strategic objectives will require us to simultaneously acquire and develop new personnel, products and systems to serve existing and new markets and enhance our existing information technology, control and compliance processes and systems to deliver the new products and, in the case of international operations, meet country-specific customer and member preferences as well as country-specific legal requirements, including those relating to data storage location, protection and security. Accomplishing these objectives will require us to devote significant senior management and other resources to acquisitions or other transactions and to develop new products, services and technology internally before any significant revenues or earnings are generated. In addition, many of our international and HIT competitors have longer operating histories, better brand recognition and greater scale in many of the areas in which we are seeking to expand and more experience at rapidly innovating products. If we are not able to expand our international business in countries where we currently operate and in targeted new countries and acquire and/or develop and launch products and services outside of our core Health Care products and services, our ability to profitably grow our business could be adversely affected.

Our international operations face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. Our exposure to these risks will increase as our international operations expand. These risks vary widely by country and include government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets, pricing issues and currency exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies that we hold into U.S. dollars or other currencies. Additionally, foreign currency exchange rates and fluctuations may have an impact on the future costs of or on future revenues and cash flows from our international operations, and any measures we may implement to reduce the effect of volatile currencies and other risks on our international operations may not be effective. Some of our operations are, and are likely to increasingly be, in emerging markets where these risks are heightened. In addition, our international business relies on local sales forces and other staff for some of its operations and may encounter labor laws, labor problems and less flexible employee relationships that can be difficult and expensive to terminate. In some countries, our international business operates or is required to operate with local business partners with the resulting risk of managing partner relationships in addition to managing the business to reach business objectives. International operations also increase our exposure to and require us to devote significant management resources to comply with the privacy laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. (including the Foreign Corrupt Practices Act of 1977 (the “FCPA”)) and United Kingdom law and similar laws in other jurisdictions and to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones.

We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment data validation (“RADV”) audits.
We continue to increase our focus on the non-Commercial part of our Health Care segment as part of our business diversification efforts. In many instances, to acquire and retain our non-Commercial business, we must bid against our competitors in an increasingly competitive environment, and winning bids increasingly are being challenged successfully. For the government-funded health program business we obtain, such as Medicare and Medicaid, our revenues are dependent on annual funding by the federal government and/or applicable state governments, and both federal and state governments have the right to non-renew or cancel their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions and budgetary constraints at the federal or applicable state level and general political issues and priorities. For example, under Health Care Reform, 2011 Medicare Advantage payment rates to us were frozen based on 2010 levels with additional reductions over a multiyear period beginning in 2012 based on regionally adjusted benchmarks, competitive bidding was introduced for Medicare Advantage plans for the 2012 plan year, and our Medicare Advantage plans' profitability is likely to be significantly determined by their "star ratings" from CMS beginning in 2012. We also may be adversely affected by sequestration of Medicare payments starting in 2013. In addition, while Health Care Reform will significantly expand the number of people who will qualify to enroll in Medicaid beginning in 2014, most states currently face significant budget challenges, and several states are currently seeking to reduce their Medicaid expenditures; other states may take similar action. Our

Annual Report- Page 46

government customers also determine the premium levels and other aspects of these programs that affect the number of persons eligible for or enrolled in these programs, the services provided to enrollees under the programs, and our administrative and health care and other benefit costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and may do so in the future. For example, if a government customer reduces the premium levels or increases premiums by less than the increase in our costs and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected.

In addition, premiums for certain federal government employee groups, Medicare members and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments. CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of services we provide to our Medicare members. CMS has instituted RADV audits of certain of our Medicare Advantage contracts for the 2007 contract year. We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond. We are unable to predict the ultimate outcome of CMS's final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years or the current contract year. For additional information, refer to “Regulatory Environment” beginning on page 25. Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS's selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

We operate in a highly-competitive environment; loss or geographic shift of membership, adverse change in the business mix of membership or failure to achieve profitable membership growth and diversify the geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our profitability.
Competitive factors (including our customers' flexibility in moving between us and our competitors), the current adverse and uncertain economic environment and ongoing changes in the health and related benefits industry (including merger and acquisition and strategic alliance activity in the industry) and Health Care Reform, limit our ability to set premium rates and/or create pressure to contain premium price increases despite being faced with increasing health care and other benefit costs. Our customer contracts are generally for a period of one year and subject to renegotiation, and our Medicare, Medicaid and SCHIP products are subject to termination without cause, periodic re-bid, rate adjustment and program redesign, as customers seek to contain their benefit costs, particularly in a slow economy. Customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs. Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care and other benefit costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing. Our membership is also concentrated in certain geographic areas in the U.S., and unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas could therefore have a disproportionately adverse effect on our operating results. Among other factors, we compete for members on the basis of overall cost, hospital and other medical provider discounts, plan design, customer service, quality and sufficiency of medical provider networks, quality of medical management programs and the tools we provide to members. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership has been and may continue to be affected by reductions in workforce by existing customers due to unfavorable general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our revenue and operating results.

Annual Report- Page 47

Our ability to manage general and administrative expenses while expanding our market presence affects our profitability.
Our profitability depends in part on our ability to drive our general and administrative expenses to competitive levels while expanding our market presence. Controlling general and administrative expenses is particularly important in our Health Care businesses that are subject to regulatory changes that may restrict our underwriting margins, such as minimum MLR requirements. We manage general and administrative expenses by, among other things, reducing the number of products we offer and controlling salaries and related benefits and information technology and other general and administrative costs, while simultaneously seeking to implement Health Care Reform and other regulatory requirements, attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals, including profitable membership growth. We can provide no assurance that we will be able to manage our general and administrative expenses to competitive levels.

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

With our acquisition of Medicity in January 2011, we increased our commitment to HIT products and services, a business that is rapidly changing and highly competitive. There is no assurance that we will be able to earn a profit in our HIT business, successfully adapt to changes to the HIT business or compete effectively in the HIT business or that we have been able to identify and mitigate the significant risks of pursuing that business, including protection of our proprietary rights. In addition, although the HIT industry is not currently subject to significant regulation, as we continue to implement our HIT initiatives, uncertainty surrounding the regulatory authority and requirements in this area, as well as new legislation and/or regulation may make it difficult to achieve and maintain compliance and could adversely affect our ability to compete in the HIT business and the operating results of our HIT business.

Our business strategy involves providing customers with differentiated, easy to use, secure products that leverage information to meet the needs of those customers. The marketplace is evolving, and the types of technology and levels of service that are acceptable to customers and members today will not necessarily be acceptable in the future. Our success therefore is dependent in large part on modifying existing core and other technology systems to maintain their effectiveness, on anticipating and meeting market demands for technology, on effectively deploying our Medicity and other HIT resources and on continuing to timely develop, redesign and enhance technology systems that support our business strategy initiatives and processes in a compliant and cost and resource efficient manner, including through acquisitions, strategic alliances, joint ventures, social media and technology outsourcing, within the context of our existing business partnership relationships and a limited budget of human resources and capital. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain.

We also need to effectively deploy our Medicity and other HIT resources, modify our existing systems or develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, including the minimum MLR rebates, Insurance Exchanges, administrative simplification and other aspects of Health Care Reform, and changing customer demands. For example, the federal government has mandated that by October 2013 the health and related benefits industry, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions, known as ICD-10. HHS has announced that it will initiate a process to postpone the effective date for use of ICD-10 by certain health care entities. Implementing ICD-10 has required and will continue to require a substantial investment of resources by us

Annual Report- Page 48

and the health and related benefits industry in general over the next several years, including significant information technology investments, changes in business processes and documentation and extensive employee education and training.  If we and/or the health and related benefits industry fail to adequately implement ICD-10 or if the implementation date of ICD-10 is postponed significantly beyond October 2013, we may suffer a significant loss in the resources invested and in productivity, and/or fluctuations in our cash flows.

We also have several significant multi-year strategic information technology projects in process in addition to preparing for ICD-10. System development and other information technology projects are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

In order to remain competitive, we must further integrate our businesses and processes; significant acquisitions, strategic alliances, joint ventures and/or our ability to manage multiple multi-year strategic projects could make this integration more challenging; we expect to continue to pursue acquisitions as well as develop other inorganic growth strategies.
Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions, strategic alliances, joint ventures, multi-year strategic projects, our existing business partnership relationships and a limited budget of human resources and capital, particularly if we pursue multiple transactions or other initiatives designed to diversify our sources of revenue and earnings simultaneously. For example, we completed four significant acquisitions during 2011. As a result of these and our previous acquisitions, we have acquired a number of information technology systems that we must effectively and efficiently consolidate with our own systems. Our strategy includes effectively investing our capital in appropriate strategic projects, current operations and acquisitions in addition to paying dividends and repurchasing our shares. If we are unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, it could result in substantial costs or delays or other operational or financial problems.

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

We completed four significant acquisitions during 2011 and a number of other acquisitions and strategic alliances over the last several years. We expect to continue to pursue acquisitions and other inorganic growth opportunities as part of our growth strategy. See “Our continued business success is dependent on our ability to diversify our sources of revenue and earnings” beginning on page 45. In addition to integration risks, some additional risks we face with respect to acquisitions and other inorganic growth strategies include:

•	The acquired business may not perform as projected;

•	We may assume liabilities that we do not anticipate, including those that were not disclosed to us or which we underestimated;

•
Acquisitions and other inorganic growth strategies could disrupt or compete with our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

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

Annual Report- Page 49

greater tolerance for risk, to acquire attractive companies; and

•
We may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of companies we acquire, which may be difficult to accomplish.

Managing executive succession and key talent retention, recruitment and development is critical to our success given the current environment.
We would be adversely affected if we fail to adequately plan for succession of our executives and senior management and the retention, recruitment and development of key talent particularly given the current environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us.

Our business activities are highly regulated; Health Care Reform as well as new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially adversely affect our business and profitability.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities.  The laws and regulations governing our operations and interpretations of those laws and regulations change frequently (as evidenced by Health Care Reform as well as other new laws and regulations) and generally are designed to benefit and protect members and providers rather than our investors. In addition, the governmental authorities that administer our business have broad latitude to make, interpret and enforce the regulations that govern us and are interpreting and enforcing those laws and regulations more strictly and more aggressively.

The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health and related benefits products, and changes in the interpretation, enforcement and/or application of existing laws and regulations, and the likelihood of adverse changes is increasing due to state and federal budgetary pressures.  We must implement Health Care Reform and monitor these and other changes and promptly implement any revisions to our business processes that these changes require.  At this time, we are unable to predict the full impact of Health Care Reform or the impact of future changes, although we anticipate that some aspects of Health Care Reform and other existing measures and new measures, if enacted, could materially adversely affect our health care operations and/or operating results including:

•	Reducing our ability to obtain adequate premium rates for the risk we assume (including denial or delays in approval and implementation of those rates),

•
Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, including mandating minimum medical loss ratios and/or pricing prospectively to minimum medical loss ratios,

•	Reducing our ability to manage health care or other benefit costs,

•	Increasing health care or other benefit costs and operating expenses (including duplicate expenses resulting from changes in regulations during implementation),

•	Increasing our exposure to lawsuits and other adverse legal proceedings,

•	Regulating levels and permitted lines of business,

•	Restricting our ability to underwrite and operate our individual Health Care business,

•	Imposing new or increasing taxes and financial assessments, and/or

•	Regulating business practices.

For example, premium rates generally must be filed with state insurance regulators and are subject to their approval, either before or after rates take effect. Health Care Reform generally requires a review of premium rate increases of 10% or more by HHS in conjunction with state regulators. Regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards. Premium rate review legislation (ranging from new or enhanced rate filing requirements to prior approval requirements) was introduced or passed in more than half the states in 2011. Regulators or legislatures in a number of states also are considering conducting hearings on

Annual Report- Page 50

proposed premium rate increases, which could result in substantial delay in implementing proposed rate increases even if they ultimately are approved. HHS has begun to issue determinations to plans that their rate increases are unreasonable. Rate reviews create risk for us in the current political and regulatory environment and could magnify the adverse impact on our operating margins and profitability of increases in utilization of medical services, health care and other benefit costs and/or medical cost trend that exceed our projections and Health Care Reform assessments, fees and taxes by restricting our ability to reflect updated projections and/or these assessments, fees and taxes in our pricing. The risk of higher than projected increases in utilization of medical services and/or medical cost trend is particularly acute during and following periods when such utilization and/or trend are below historical levels such as we have experienced during 2010 and 2011. There is no guaranty that we will be able to obtain rate increases that are actuarially justified or that are sufficient to make our policies profitable in any product line or geography. During 2011, we experienced greater challenges to appropriate premium rate increases in several states. Beginning in 2014, our plans may be excluded from participating in Insurance Exchanges if they are deemed to have a history of "unreasonable" rate increases. We anticipate continued regulatory or legislative action with respect to regulation of premium rates in our Insured business, some of which could materially and adversely affect our operating margins and our ability to earn adequate returns on Insured business in one or more states or cause us to withdraw from certain geographic and/or product markets.

In addition, Health Care Reform requires us to pay minimum MLR rebates each year with respect to the prior year. The process supporting the determination of the amount of rebates payable is new and complex and requires judgment, and the rebate reporting requirements are detailed. As a result, challenges to our methodology and/or reports relating to minimum MLR rebates by federal and state regulators and private litigants are reasonably likely. The outcome of these challenges could adversely affect our profitability and results of operations. In the aggregate, the minimum MLR rebate requirements also cap the level of margin we can earn in our Commercial Insured and Medicare Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing. Refer to "Revenue Recognition" in Note 2 of Notes to Consolidated Financial Statements beginning on page 73 for more information.

Our Medicare, Medicaid and specialty and mail order pharmacy products are more highly regulated than our Commercial products. The laws and regulations governing participation in Medicare and Medicaid programs are complex, are subject to interpretation and can expose us to penalties for non-compliance, including penalties under federal and state false claims acts. In addition, Health Care Reform expanded the jurisdiction of, and thus our exposure to, the federal false claims act to Insurance Exchanges, which will begin to operate in 2014. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a "qui tam" or "whistleblower" action.

If we fail to comply with the applicable laws and regulations we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or enrollment of members, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in these and other programs, cash flows, financial condition and operating results. In addition, legislative or regulatory changes to these programs could have a material adverse effect on our business, cash flows, financial condition and operating results. On June 13, 2011, CMS lifted the intermediate sanctions it had previously imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts. The sanctions related to our compliance with certain Medicare Part D requirements. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. We have resumed marketing our Medicare Advantage and PDP products and have been enrolling beneficiaries with effective dates on and after July 1, 2011. CMS still is not assigning any new low income subsidy members to our PDPs at this time. However, low income subsidy members can make their own choice to enroll in Aetna products. We continue to cooperate fully with CMS to address residual matters identified in connection with the sanction review. Any failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies could adversely affect our reputation and also expose us to whistleblower, class action and other litigation, other proceedings, fines, sanctions and/or penalties, any of which could adversely affect our business, cash flows, operating results or financial condition.

Annual Report- Page 51

There continues to be a heightened review by federal and state regulators of the health and related benefits industry's business and reporting practices, including payment of providers with whom the payor does not have a contract and other claim payment practices, and utilization management, as well as heightened review of the general insurance industry's brokerage, sales and marketing practices. As one of the largest national health and related benefits providers, we are regularly the subject of routine, regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. Attorneys and other state and federal governmental authorities. Several such audits, investigations and reviews currently are pending, some of which may be resolved during 2012. These routine, regular and special governmental audits, investigations and reviews could result in changes to or clarifications of our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs, changes in the way we conduct business and loss of licensure. CMS has instituted RADV audits of certain of our 2007 Medicare Advantage contracts. For additional information on these Medicare matters, refer to “Regulatory Environment” beginning on page 25 and “We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid Programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment data validation (“RADV”) audits,” beginning on page 46. In January 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. As a result of that 2009 agreement, Aetna contributed $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates.

Our business also may be adversely impacted by judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

Our business also may be adversely affected by other legislation and regulations. There can be no assurance that the Financial Reform Act and the related rules will not impact our business. For instance, we believe we likely would be adversely affected if the Council designated us a “systemically important” nonbank financial company for purposes of the Financial Reform Act. In addition, in July 2011, New York notified insurers that it expects insurers to, and will be amending its regulations to require insurers to, regularly consult the U.S. Social Security Administration's Death Master File or a similar database to determine if unclaimed death benefits may be payable under life insurance and similar products, to pay any such benefits and to make certain other business process changes. Legislation mandating the use of such databases has been introduced in at least four other states. New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from New York, Connecticut and Minnesota with respect to our life insurance claim payment and related escheat practices.

For more information regarding these matters, refer to “Regulatory Environment” beginning on page 25 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 105.

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.
Failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security issues and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines, temporary or permanent suspension from participating in government health care programs and/or other penalties, any of which could adversely affect our business, cash flows, operating results or financial condition. For example, effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new

Annual Report- Page 52

members of all Aetna Medicare Advantage and Standalone PDP contracts. The sanctions related to our compliance with certain Medicare Part D requirements. CMS lifted those sanctions on June 13, 2011, however CMS still is not assigning any new low income subsidy members to our PDPs at this time. Refer to “Regulatory Environment” beginning on page 25 for more information.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other participants are complex and subject to change. We have invested significant resources to comply with our regulatory and contractual requirements. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

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
We are growing by expanding into certain segments and subsegments of the health care marketplace. Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and certain labor customers who are not subject to ERISA's limits on state law remedies. In addition, over the last several years we have entered product lines in which we previously did not participate, including HIT (such as Medicity and ActiveHealth), support services for accountable care organizations, Insured Medicaid, Medicaid management and care coordination and care management on behalf of state regulators, international managing general underwriting, Medicare PDP, mail order pharmacy and specialty pharmacy. We also significantly expanded our Medicare Supplement, HSA and FSA and low cost claims administration businesses through acquisitions in 2011. These products subject us to litigation, regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and may increase the risks we face from intellectual property and other litigation, regulatory reviews, audits and investigations and other adverse legal proceedings. For example, our Medicare and Medicaid products are more highly regulated than our Commercial products, and our mail order and specialty pharmacies dispense medications directly to members. There is the possibility of temporary or permanent suspension from participating in government health care programs, including Medicare and Medicaid, including if we do not comply with program rules or are convicted of fraud or other criminal conduct in the performance of a health care program or if there is an adverse decision against us under the False Claims Act. For example, effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. These sanctions remained in place until June 13, 2011. Any similar suspensions could adversely affect our other businesses, including by harming our reputation. In addition to the risks of purported dispensing and other operational errors, failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our pharmacy subsidiaries to civil and criminal penalties.

In addition, we are routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal proceedings arising in the ordinary course of our businesses. Certain of these lawsuits are purported to be class actions. The majority of these cases relate to the conduct of our health care operations and allege various violations of law. Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices. We may also be subject to additional litigation and other adverse legal proceedings in the future. Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. For example, during 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. Among other things, the agreement required Aetna to contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network

Annual Report- Page 53

reimbursement rates. Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 105 for more information.

Our products providing PBM and pharmacy services face regulatory and other risks and uncertainties associated with the PBM and/or pharmacy industries that may differ from the risks of our core business of providing managed care and health insurance products.
The following are some of the PBM and pharmacy related risks that could have a material adverse effect on our business, cash flows, financial condition or operating results:

•	Federal and state anti-kickback and other laws that govern our PBM and mail order and specialty mail order pharmacies' relationship with pharmaceutical manufacturers, customers and consumers.

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

In addition, on July 27, 2010, we entered into the PBM Agreement with CVS Caremark, under which CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. If the PBM Agreement were to terminate for any reason or CVS Caremark's ability to perform its obligations under the PBM Agreement were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and operating results.

Failure by us or CVS Caremark to adhere to the laws and regulations that apply to our PBM and/or pharmacies' products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, cash flows, financial condition and operating results.

Our reputation is one of our most important assets; negative public perception of the health and related benefits industry, or of the industry's or our practices, including social media activities, can adversely affect our profitability.
The health and related benefits industry regularly is subject to negative publicity, which can arise from, among other things, the ongoing public debate over Health Care Reform and/or from actual or perceived shortfalls regarding the industry's or our own business practices and/or products, including social media activities. The risk of negative publicity is particularly high in 2012, which is a presidential election year, and due to Health Care Reform and related issues. This risk would increase further if medical cost inflation were to accelerate and cause us to raise premiums at a higher pace than in recent years. This risk may also be increased as the U.S. Supreme Court reviews the constitutionality of, and states and the federal government implement and continue to debate, Health Care Reform and as we continue to offer products, such as products with limited benefits, targeted at market segments, such as the uninsured, part-time and hourly workers, students and those eligible for Medicaid, beyond those in our core Commercial business and as our business model evolves to a more consumer-centric focus. Negative publicity of the health and related benefits industry in general or Aetna in particular can further increase our costs of doing business and adversely affect our profitability and our stock price by:

•	Adversely affecting the Aetna brand particularly;

Annual Report- Page 54

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
The use and disclosure of personal health, financial and other sensitive information is regulated at the federal, state and international levels, and these laws and rules are subject to change by legislation or administrative or judicial determination and increased enforcement activity. HIPAA requires business associates as well as Covered Entities to comply with certain privacy and security requirements. HHS recently announced that it is launching a new audit program under HIPAA. At this time we cannot predict whether we will be audited or any potential penalties from or results of such an audit. In addition, international laws governing the use and disclosure of such information are generally more stringent than in the U.S., and they vary from jurisdiction to jurisdiction.

We collect, process, maintain, retain and distribute large amounts of personal health and financial information and other confidential and sensitive data about our members and customers in the ordinary course of our business. Our business therefore depends substantially on our members' and customers' willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep our computer networks, information technology systems, computers and programs and our members' and customers' sensitive information secure from attack, damage or unauthorized access, whether as a result of our action or inaction or that of one of our business associates or other vendors, including CVS Caremark, could adversely affect our reputation, membership and revenues and also expose us to mandatory disclosure to the media, litigation (including class action litigation) and other enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our business, cash flows, operating results or financial condition. We have experienced cyber attacks such as distributed denial of service attacks in the past and expect to continue to experience them going forward. Although the impact of such attacks has not been material through December 31, 2011, we can provide no assurance that we will be able to identify, prevent or contain the effects of such attacks in the future. As we expand our HIT business, including through our acquisition and growth of Medicity, expand our Accountable Care Solutions business, increase the amount of information we make available to members and consumers on mobile devices, expand our use of social media and expand internationally, our exposure to these data security and related cybersecurity risks, including the risk of undetected attacks, damage or unauthorized access, increases, and the cost of attempting to protect against these risks also increases.

We would be adversely affected if we do not effectively deploy our capital.
Our operations generate significant capital, and we have the ability to raise additional capital. In deploying our capital to fund our investments in operations (including information technology and other strategic projects), dividends, acquisitions, share repurchases or other capital uses, our financial position and operating results could be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.

The manner in which we deploy our capital impacts our financial strength, claims paying ability and credit ratings issued by recognized rating organizations. We believe ratings are important factors in establishing the competitive position of insurance companies and health care benefits companies. Information about ratings issued by nationally-recognized ratings organizations is broadly distributed and generally used throughout our industry. We believe the financial strength and claims paying ability of our principal insurance and HMO subsidiaries are important factors in marketing our products to certain of our customers. In addition, Aetna Inc.'s credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital. Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Our ratings reflect each rating organization's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. Downgrades in our ratings, should they occur, could adversely affect our business, cash flows, financial condition and operating results.

Annual Report- Page 55

We must continue to provide our customers with quality service that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, outsourced PBM functions, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery, customer case installation and on-line access and tools) that meet or exceed our customers' expectations. We depend on third parties for certain of our customer service, PBM and prescription delivery operations. For example, as a result of our PBM Agreement with CVS Caremark, we obtain certain PBM services from CVS Caremark. Failure by us or our vendors to provide service that meets our customers' expectations or our vendors' contractual obligations to us, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our profitability may be adversely affected if we are unable to contract with providers on competitive terms and otherwise develop and maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while developing and maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health care benefits providers. That ability is affected by the rates we pay providers for services rendered to our members (including financial incentives to deliver quality medical services in a cost-effective manner), by our business practices and processes and by our provider payment and other provider relations practices (including whether to include providers in the various network options we make available to our customers), as well as factors not associated with us that impact these providers, such as merger and acquisition activity and other consolidations among providers, changes in Medicare and/or Medicaid reimbursement levels to providers, and increasing revenue and other pressures on providers. Ongoing reductions by CMS and state governments in amounts payable to providers, particularly hospitals, for services provided to Medicare and Medicaid enrollees may pressure the financial condition of certain providers and increase this risk. The breadth and quality of our networks of available providers and our ability to offer different network options are important factors when customers consider our products and services. Our contracts with providers generally may be terminated by either party without cause on short notice. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss of or inability to grow membership, higher health care or other benefits costs (which we may not be able to reflect in our pricing due to rate reviews or other factors), health care provider network disruptions, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers about the amount of compensation that is due to these providers for services rendered to our members. In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, we are currently involved in litigation with non-participating providers, and during 2009, we settled a matter with the New York Attorney General that caused us to transition to other databases to determine the amount we pay non-participating providers under certain benefit plan designs. The outcome of these disputes may cause us to pay higher medical or other benefit costs than we projected.

These matters are described in more detail in “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 105.

Annual Report- Page 56

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us or certain of our vendors, including CVS Caremark, would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our operating results.

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and independent third-party brokers, consultants and agents.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently also recommend and/or market health care benefits products of our competitors, and we must compete intensely for their services and allegiance. During 2011, we changed the compensation model for most sales of our Commercial Insured Health Care products to groups of fifty-one or more employees. Under the revised model, in most states, we will not pay commissions, and the third-party broker or agent must negotiate compensation directly with its customer. Additionally, for sales to groups of fifty or fewer employees and individuals, we have reduced the amounts we pay third-party brokers and agents in order to reduce our administrative costs. This new model may negatively affect our relationships with brokers, consultants and agents. Our sales could be adversely affected if we are unable to attract or retain sales personnel and third-party brokers, consultants and agents or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels. This risk is heightened as our business model evolves to a more consumer-centric focus.

In addition, there have been a number of investigations regarding the marketing practices of brokers and agents selling health care and other insurance products and the payments they receive. These have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling those companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practices, which could adversely affect our ability to market our products.

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
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid. We also must estimate the amount of rebates payable under Health Care Reform's minimum MLR rules. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in

Annual Report- Page 57

such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims submission and payment patterns, changes in membership and product mix, utilization of medical services, and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2011 would cause these estimates to change in the near term, and such change could be material. Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our operating results. These risks are particularly acute during and following periods when utilization of medical services and/or medical cost trends are below historical levels such as we have experienced during 2010 and 2011 and magnified by Health Care Reform and other legislation and regulations (such as rate reviews and limits on premium rate increases) that limit our ability to price for our projected and/or experienced increases in such utilization and/or trend. Refer to our discussion of “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 19 for more information.

Any requirement to restate financial results due to the inappropriate application of accounting principles or other matters could also have a material adverse effect on us and/or the trading price of our common stock.
The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements. An inappropriate application of these principles may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results. If we experienced such a deterioration, users of our financial statements might lose confidence in our reported results, which could adversely affect the trading price of our common stock, our credit ratings and/or our access to capital markets.

We are dependent on our ability to manage, engage and retain a very large and diverse workforce.
Our products and services and our operations require a large number of employees, and a significant number of employees joined us during 2011 as a result of our acquisitions. Our business could be adversely affected if our retention, development, succession, integration and other human resource management techniques are not aligned with our strategic objectives. In addition, as we expand internationally, we face the added challenge of integrating, educating, managing and retaining a more culturally diverse workforce. The impact of the external environment or other factors on employee morale and engagement could also significantly impact the success of our company.

Epidemics, pandemics, terrorist attacks, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity; and we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could adversely affect our business, cash flows, and operating results, and, in the event of extreme circumstances, our financial condition or viability. Other than obtaining insurance coverage for our facilities and limited reinsurance of our Health Care and/or Group Insurance liabilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us. In particular, in the event of nuclear, biological or other terrorist attacks, natural disasters, epidemics or other extreme events, we could face significant health care (including behavioral health), life insurance and disability costs which would also be affected by the government's actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events. Our business could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

We outsource and obtain PBM services and certain information technology systems and other services from independent third parties and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
We take steps to monitor and regulate the performance of independent third parties who provide PBM services, systems-related or other services or facilities to us or to whom we delegate selected functions. Certain of these third parties provide us with significant portions of our requirements. These third parties include CVS Caremark,

Annual Report- Page 58

information technology system providers, independent practice associations, accountable care organizations and call center and claim and billing service providers. These arrangements may make our operations vulnerable if those third parties fail to comply with applicable laws or regulations or to meet their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. A termination of our agreements with one or more of these service providers could result in reduced service quality and effectiveness, inability to meet our obligations to our customers or less favorable contract terms that may adversely affect our operating results.

Under the PBM Agreement, CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement is for a term of up to 12 years, although we have certain termination rights beginning in January, 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. If the PBM Agreement were to terminate for any reason or CVS Caremark's ability to perform its obligations under the PBM Agreement were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and operating results.

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
The global capital markets, including credit markets, continue to experience volatility, uncertainty and disruption. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and surplus and is comprised largely of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the international financial markets; and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments' monetary policy, particularly the easing of U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our profitability and/or our financial position by:

•
Significantly reducing the value of the debt securities we hold in our investment portfolio and creating realized capital losses that reduce our operating results and/or unrealized capital losses that reduce our shareholders' equity.

•
Keeping interest rates low on high-quality short-term debt securities (such as we have experienced during recent years) and thereby materially reducing our net investment income and operating results as the proceeds from maturing securities in our investment portfolio continue to be reinvested in lower yielding securities.

•
Making it more difficult to value certain of our investment securities, for example if trading becomes less frequent, which could lead to significant period-to-period changes in our estimates of the fair values of those securities and cause period-to-period volatility in our net income and shareholders' equity.

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

Annual Report- Page 59

Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have pension plans that cover a large number of current employees and retirees. Even though our employees no longer earn future pension service credits in the Aetna Pension Plan effective December 31, 2010, the Aetna Pension Plan continues to operate. Therefore, unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations. For example, due to market-driven unfavorable investment performance in 2008, our pension expense increased in 2009. The decrease in pension cost in 2011 and 2010 was caused by the freezing of the Aetna Pension Plan.

We also face other risks that could adversely affect our business, operating results or financial condition, which include:

•
Health care benefits provider fraud that is not prevented or detected and impacts our medical cost trends or those of our self-insured customers. In addition, in an uncertain economic environment, whether in the United States or abroad, our businesses may see increased fraudulent claims volume, which may lead to additional costs because of an increase in disputed claims and litigation;

•	A significant failure of internal control over financial reporting;

•	Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization;

•	Financial loss from inadequate insurance coverage due to self-insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons; and

•	Failure to protect our proprietary information.

Annual Report- Page 60

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2011		2010	2009	2008	2007
Revenue	$33,779.8		$34,246.0	$34,764.1	$30,950.7	$27,599.6
Net income	1,985.7		1,766.8	1,276.5	1,384.1	1,831.0
Net realized capital gains (losses), net of tax	109.1		183.8	55.0	(482.3)	(47.9)
Total assets	38,593.1		37,739.4	38,550.4	35,852.5	50,724.7
Short-term debt	425.9		—	480.8	215.7	130.7
Long-term debt	3,977.7		4,382.5	3,639.5	3,638.3	3,138.5
Shareholders' equity	10,120.2		9,890.8	9,503.8	8,186.4	10,038.4

Per common share data:
Cumulative annual dividends declared	$.625	(1)	$.04	$.04	$.04	$.04
Net income:
Basic	5.33		4.25	2.89	2.91	3.60
Diluted	5.22		4.18	2.84	2.83	3.47

(1)
In February 2011, we announced that our Board of Directors (our "Board") increased our cash dividend to shareholders to $.15 per share and moved to a quarterly dividend payment cycle.  On December 2, 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per common share.

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Annual Report- Page 61

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2011	2010	2009
Revenue:
Health care premiums	$27,189.2	$27,610.6	$28,243.8
Other premiums	1,775.8	1,822.1	1,892.4
Fees and other revenue (1)	3,716.1	3,529.5	3,536.5
Net investment income	930.8	1,056.3	1,036.4
Net realized capital gains	167.9	227.5	55.0
Total revenue	33,779.8	34,246.0	34,764.1
Benefits and expenses:
Health care costs (2)	21,653.5	22,719.6	24,061.2
Current and future benefits	1,876.5	2,013.4	2,078.1
Operating expenses:
Selling expenses	1,104.8	1,226.6	1,251.9
General and administrative expenses	5,699.6	5,292.4	5,131.1
Total operating expenses	6,804.4	6,519.0	6,383.0
Interest expense	246.9	254.6	243.4
Amortization of other acquired intangible assets	120.7	95.2	97.2
Total benefits and expenses	30,702.0	31,601.8	32,862.9
Income before income taxes	3,077.8	2,644.2	1,901.2
Income taxes	1,092.1	877.4	624.7
Net income	$1,985.7	$1,766.8	$1,276.5
Earnings per common share:
Basic	$5.33	$4.25	$2.89
Diluted	$5.22	$4.18	$2.84

(1)
Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $63 million, $83 million and $81 million (net of pharmaceutical and processing costs of $1.3 billion, $1.4 billion and $1.6 billion) for 2011, 2010 and 2009 respectively.

(2)
Health care costs have been reduced by Insured member co-payments related to our mail order and specialty pharmacy operations of $130 million, $148 million and $122 million for 2011, 2010 and 2009 respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 62

Consolidated Balance Sheets

	At December 31,
(Millions)	2011	2010
Assets:
Current assets:
Cash and cash equivalents	$679.7	$1,867.6
Investments	2,211.8	2,169.7
Premiums receivable, net	761.4	661.9
Other receivables, net	701.5	692.6
Accrued investment income	195.8	203.4
Collateral received under securities loan agreements	—	210.6
Income taxes receivable	161.9	210.1
Deferred income taxes	387.2	327.0
Other current assets	790.7	651.3
Total current assets	5,890.0	6,994.2
Long-term investments	18,083.2	17,546.3
Reinsurance recoverables	921.7	960.1
Goodwill	6,203.9	5,146.4
Other acquired intangible assets, net	958.6	495.5
Property and equipment, net	556.9	529.3
Deferred income taxes	—	29.9
Other long-term assets	760.6	742.4
Separate Accounts assets	5,218.2	5,295.3
Total assets	$38,593.1	$37,739.4

Liabilities and shareholders' equity:
Current liabilities:
Health care costs payable	$2,675.5	$2,630.9
Future policy benefits	668.0	728.4
Unpaid claims	581.2	593.3
Unearned premiums	369.7	318.7
Policyholders' funds	1,281.6	918.1
Collateral payable under securities loan agreements	—	210.8
Short-term debt	425.9	—
Current portion of long-term debt	—	899.9
Accrued expenses and other current liabilities	2,520.3	2,436.8
Total current liabilities	8,522.2	8,736.9
Future policy benefits	6,092.8	6,276.4
Unpaid claims	1,505.8	1,514.3
Policyholders' funds	1,351.6	1,316.6
Long-term debt, less current portion	3,977.7	3,482.6
Deferred income taxes	208.8	—
Other long-term liabilities	1,595.8	1,226.5
Separate Accounts liabilities	5,218.2	5,295.3
Total liabilities	28,472.9	27,848.6
Commitments and contingencies (Note 18)
Shareholders' equity:
Common stock ($.01 par value; 2.6 billion shares authorized and 349.7 million shares issued and outstanding in 2011; 2.7 billion shares authorized and 384.4 million shares issued and
outstanding in 2010) and additional paid-in capital	962.8	651.5
Retained earnings	10,346.6	10,401.9
Accumulated other comprehensive loss	(1,189.2)	(1,162.6)
Total shareholders' equity	10,120.2	9,890.8
Total liabilities and shareholders' equity	$38,593.1	$37,739.4

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 63

Consolidated Statements of Shareholders’ Equity

(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income
Balance at December 31, 2008	456.3	$351.2	$9,716.5	$(1,881.3)	$8,186.4
Cumulative effect of adopting new accounting
standard at April 1, 2009 (Note 2)	—	—	53.7	(53.7)	—
Comprehensive income:
Net income	—	—	1,276.5	—	1,276.5	$1,276.5
Other comprehensive income (Note 9):					—
Net unrealized gains on securities	—	—	—	619.0	619.0
Net foreign currency and derivative gains	—	—	—	34.0	34.0
Pension and OPEB plans	—	—	—	59.0	59.0
Other comprehensive income	—	—	—	712.0	712.0	712.0
Total comprehensive income						$1,988.5
Common shares issued for benefit plans,
including tax benefits	3.4	119.2	—	—	119.2
Repurchases of common shares	(28.9)	(.3)	(772.7)	—	(773.0)
Dividends declared	—	—	(17.3)	—	(17.3)
Balance at December 31, 2009	430.8	470.1	10,256.7	(1,223.0)	9,503.8
Comprehensive income:
Net income	—	—	1,766.8	—	1,766.8	$1,766.8
Other comprehensive income (Note 9):
Net unrealized gains on securities	—	—	—	114.3	114.3
Net foreign currency and derivative losses	—	—	—	(52.6)	(52.6)
Pension and OPEB plans	—	—	—	(1.3)	(1.3)
Other comprehensive income	—	—	—	60.4	60.4	60.4
Total comprehensive income						$1,827.2
Common shares issued for benefit plans,
including tax benefits	6.0	181.9	—	—	181.9
Repurchases of common shares	(52.4)	(.5)	(1,605.5)	—	(1,606.0)
Dividends declared	—	—	(16.1)	—	(16.1)
Balance at December 31, 2010	384.4	651.5	10,401.9	(1,162.6)	9,890.8
Comprehensive income:
Net income	—	—	1,985.7	—	1,985.7	$1,985.7
Other comprehensive loss (Note 9):
Net unrealized gains on securities	—	—	—	203.1	203.1
Net foreign currency and derivative losses	—	—	—	(6.4)	(6.4)
Pension and OPEB plans	—	—	—	(223.3)	(223.3)
Other comprehensive loss	—	—	—	(26.6)	(26.6)	(26.6)
Total comprehensive income						$1,959.1
Common shares issued for benefit plans,
including tax benefits	10.4	311.7	—	—	311.7
Repurchases of common shares	(45.1)	(.4)	(1,812.6)	—	(1,813.0)
Dividends declared	—	—	(228.4)	—	(228.4)
Balance at December 31, 2011	349.7	$962.8	$10,346.6	$(1,189.2)	$10,120.2

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 64

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2011	2010	2009
Cash flows from operating activities:
Net income	$1,985.7	$1,766.8	$1,276.5
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital gains	(167.9)	(227.5)	(55.0)
Depreciation and amortization	447.2	444.4	416.0
Equity in losses (earnings) of affiliates, net	1.4	(33.1)	(15.7)
Stock-based compensation expense	141.4	110.4	90.7
Amortization (accretion) of net investment premium (discount)	1.9	(28.9)	(67.0)
Changes in assets and liabilities:
Accrued investment income	6.7	5.8	(15.6)
Premiums due and other receivables	16.4	(38.6)	(53.7)
Income taxes	154.9	182.8	(14.4)
Other assets and other liabilities	21.5	(309.3)	570.4
Health care and insurance liabilities	(103.0)	(458.6)	357.6
Other, net	1.6	(2.1)	(1.5)
Net cash provided by operating activities	2,507.8	1,412.1	2,488.3
Cash flows from investing activities:
Proceeds from sales and maturities of investments	10,045.6	11,966.7	10,029.6
Cost of investments	(9,998.1)	(11,043.4)	(11,592.2)
Additions to property, equipment and software	(372.0)	(288.7)	(362.0)
Cash used for acquisitions, net of cash acquired	(1,555.7)	(.1)	(75.1)
Net cash (used for) provided by investing activities	(1,880.2)	634.5	(1,999.7)
Cash flows from financing activities:
Net repayment of long-term debt	(900.0)	—	—
Net issuance of long-term debt	480.1	697.8	—
Net issuance (repayment) of short-term debt	425.9	(480.8)	266.1
Deposits and interest credited for investment contracts	5.6	8.0	7.1
Withdrawals of investment contracts	(8.9)	(9.5)	(9.0)
Common shares issued under benefit plans	125.5	43.2	14.8
Stock-based compensation tax benefits	38.5	22.5	5.1
Common shares repurchased	(1,813.0)	(1,606.0)	(773.0)
Dividends paid to shareholders	(167.2)	(16.1)	(17.3)
Collateral on interest rate swaps	(2.0)	(41.7)	41.7
Net cash used for financing activities	(1,815.5)	(1,382.6)	(464.5)
Net (decrease) increase in cash and cash equivalents	(1,187.9)	664.0	24.1
Cash and cash equivalents, beginning of period	1,867.6	1,203.6	1,179.5
Cash and cash equivalents, end of period	$679.7	$1,867.6	$1,203.6

 Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 65

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

•
Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk). Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans. Medical products also include health savings accounts ("HSAs") and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer Medicare and Medicaid products and services and specialty products, such as health information technology services, medical management and data analytics services, medical stop loss insurance, and products that provide access to our provider network in select markets.

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

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 20 beginning on page 110 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains or losses and other items, if any) (refer to Note 19 beginning on page 108 for segment financial information).

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

Annual Report- Page 66

New Accounting Standards
Recognition and Presentation of Other-Than-Temporary Impairments
Effective April 1, 2009, we adopted new accounting guidance for other-than-temporary impairments (“OTTI”) of debt securities. This guidance establishes new criteria for the recognition of OTTI on debt securities and also requires additional financial statement disclosure. Under this guidance an OTTI must be recognized if either a credit-related loss is deemed to have occurred or we have the intention to sell a security that is in an unrealized loss position. Refer to Notes 8 and 9 beginning on pages 78 and 84, respectively, for additional information.

Upon adoption of this new guidance, we evaluated securities held at April 1, 2009 for which a previous OTTI was recognized, and identified those securities that we did not intend to sell. As a result of this analysis, we recorded a $54 million ($83 million pretax) cumulative effect adjustment that increased retained earnings and accumulated other comprehensive loss as of April 1, 2009.

Future Application of Accounting Standards
Testing Goodwill for Impairment
Effective January 1, 2012, we will adopt new accounting guidance for testing goodwill for impairment. Under this guidance, we will have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of our Health Care or Group Insurance segment is less than its carrying value. If we determine that the fair value is likely greater than its carrying value, then no additional analysis is necessary, and the goodwill is not impaired. We do not expect the new guidance to have a material impact on our financial position or operating results.

Fees Paid to the Federal Government by Health Insurers
Beginning January 1, 2014, we will adopt new accounting guidance relating to the recognition and income statement reporting of any mandated fees to be paid to the federal government by health insurers. This guidance will apply primarily to new fees enacted in the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, "Health Care Reform"). We are evaluating the impact this guidance will have on our financial position or operating results.

Presentations of Comprehensive Income
Beginning January 1, 2012, we will adopt new presentation requirements for other comprehensive income in financial statements.  Under this new guidance, we will present comprehensive income as a separate statement immediately following the statement of income.  This change in presentation will not have an impact on our financial position or operating results.

Fair Value Measurements
Beginning January 1, 2012, we will adopt new guidance relating to fair value measurements.  This new guidance amends and clarifies certain existing fair value measurement principles and requires additional disclosures for all Level 3 assets, including a qualitative discussion about the sensitivity of Level 3 fair value measurements.  The new requirements are not expected to have a material impact on our financial position or operating results.

Reconsideration of Effective Control for Repurchase Agreements
Beginning January 1, 2012, we will adopt new guidance relating to repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before maturity.  The guidance prescribes when an entity may recognize a sale upon the transfer of financial assets subject to repurchase agreements.  Since we treat these transactions as collateralized borrowings rather than sales, we do not expect the adoption of this accounting guidance to have a material impact on our financial position or operating results.

Deferred Acquisition Costs
Beginning January 1, 2012, we will adopt new guidance for costs associated with acquiring or renewing insurance contracts.  This guidance clarifies that such costs qualify for capitalization when directly related to the successful acquisition of new and renewed insurance contracts.  We do not expect the adoption of this accounting guidance to have a material impact on our financial position or operating results.

Annual Report- Page 67

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of debt securities and revenue recognition, and allowance for estimated terminations and uncollectable accounts. We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on-hand and debt securities with an original maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our balance sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 10 beginning on page 85 for additional information on how we estimate the fair value of these investments. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. Beginning April 1, 2009, we recognize an impairment on debt securities when we intend to sell a security that is in an unrealized loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we would recognize an impairment if we did not have the intention and ability to hold the security until it recovered its value (refer to New Accounting Standards beginning on page 67 for additional information). We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

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

The quarterly impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio.  We would establish an additional allowance for loan losses if it were probable that there would be a credit loss on a group of similar mortgage loans.  We consider the following characteristics and risk factors when evaluating if a credit loss is probable:  loan to value ratios, property type (e.g., office, retail, apartment,

Annual Report- Page 68

industrial), geographic location, vacancy rates and property condition. We determined that a credit loss was not probable and did not record any additional allowance for loan losses with respect to performing mortgage loans in 2011, 2010 or 2009.

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

Other Investments
Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships), investment real estate and derivatives. We typically do not have a controlling ownership in our alternative investments, and therefore we apply the equity method of accounting for these investments. We invest in real estate for the production of income. We carry the value of our investment real estate on our balance sheets at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.

We make limited use of derivatives in order to manage interest rate, foreign exchange, price risk and credit exposure. The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps, credit default swaps, warrants and put options. Derivatives are reflected at fair value on our balance sheets.

When we enter into a derivative contract, if certain criteria are met, we may designate it as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.

Net Investment Income and Realized Capital Gains and Losses
Net investment income on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in our operating results.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance on experience-rated products is allocated to contract holders' accounts daily, based on the underlying investment's experience and, therefore, does not impact our operating results (as long as minimum guarantees are not triggered).

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these discontinued products and segregated the related investments. Investment performance on this separate portfolio is ultimately credited/charged to the reserve and, generally, does not impact our operating results.

Net investment income supporting Large Case Pensions' experience-rated and discontinued products is included in net investment income in our statements of income and is credited to contract holders accounts or the reserve for anticipated future losses through a charge to current and future benefits.

Realized capital gains and losses on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in our operating

Annual Report- Page 69

results. Realized capital gains and losses are determined on a specific identification basis. We reflect purchases and sales of debt and equity securities and alternative investments on the trade date. We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Realized gains and losses on investments supporting Large Case Pensions' experience-rated and discontinued products are not included in realized gains and losses in our statements of income and instead are credited directly to contract holders' accounts, in the case of experience-rated products, or allocated to the reserve for anticipated future losses established at discontinuance, in the case of discontinued products. The contract holders' accounts are reflected in policyholders' funds, and the reserve for anticipated future losses is reflected in future policy benefits on our balance sheets.

Unrealized capital gains and losses on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in shareholders' equity, net of tax, as a component of accumulated other comprehensive loss.

Unrealized capital gains and losses on investments supporting Large Case Pensions' experience-rated products are credited directly to contract holders' accounts, which are reflected in policyholders' funds on our balance sheets. Net unrealized capital gains and losses on discontinued products are reflected in other long-term liabilities on our balance sheets.

Refer to Note 20 beginning on page 110 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to reduce our required statutory capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2011, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 on page 103 for additional information). We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas where we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from unrelated insurance companies in the three years ended December 31, 2011.

Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Our reporting units with goodwill are our Health Care and Group Insurance segments. Impairments, if any, would be classified as an operating expense. There were no goodwill impairment losses recognized in any of the three years ended December 31, 2011, 2010 and 2009.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used discount rates that correspond to a weighted-average cost of capital consistent with a market-participant view. The discount rates are consistent with those used for investment

Annual Report- Page 70

decisions and takes into account the specific and detailed operating plans and strategies of the Health Care and Group Insurance segments. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At December 31, 2011 and 2010, the historical cost of property and equipment was approximately $1.1 billion and $1.0 billion, respectively, and the related accumulated depreciation was approximately $507 million and $473 million, respectively. Refer to Note 7 beginning on page 77 for cost and accumulated amortization associated with other acquired intangibles. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from two to forty years.

As part of the acquisition of Genworth Financial, Inc.'s ("Genworth") Medicare Supplement and related blocks of in-force business we recognized an asset for the valuation of business acquired ("VOBA"). VOBA represents the present value of the future profits embedded in the acquired businesses, and was determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. VOBA is amortized in proportion to estimated premiums arising from the acquired contracts over their expected life.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds its fair value. There were no material impairment losses recognized in the three years ended December 31, 2011, 2010 and 2009.

Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income and net realized capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and net realized and net unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income or cash flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

Health Care and Other Insurance Liabilities
Health care costs payable
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care's POS, PPO, HMO, Indemnity, Medicare and Medicaid products. Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date (collectively, “IBNR”). Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in these estimates in health care costs in our operating results in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical

Annual Report- Page 71

providers for providing medical care, regardless of the medical services provided to the member. Approximately five percent of our health care costs related to capitated arrangements in each of the last three years. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in 2011 and from 1.8% to 11.3% in 2010. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2011 and 2010. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our reserves for IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.8 billion and $1.9 billion at December 31, 2011 and 2010, respectively. The undiscounted value of these unpaid claim liabilities was $2.6 billion at both December 31, 2011 and 2010. The discount rates generally reflect our expected investment returns for the investments supporting all incurral years of these liabilities and ranged from 3.5% to 6.0% in both 2011 and 2010. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders' funds
Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2011, interest rates for pension and annuity investment contracts ranged from 3.8% to 8.0%, and interest rates for group life and health contracts ranged from 0% to 3.5%. In 2010, interest rates for pension and annuity investment contracts ranged from 3.5% to 11.8%, and interest rates for group life and health contracts ranged from 0% to 4.0%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

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

Annual Report- Page 72

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2011 or 2010.

Health Care Contract Acquisition Costs
Health care benefits products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts. Additionally, beginning in 2011, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform is recorded net of the estimated minimum MLR rebates for the current calendar year. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions' limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $73 million and $80 million at December 31, 2011 and 2010, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectable accounts on other receivables was $20 million and $26 million at December 31, 2011 and 2010, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of members. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. We accrue for any such exposure when it becomes probable that an obligation has arisen under the terms of a guarantee.

In addition, fees and other revenue also include charges assessed against contract holders' funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. Some of our Large Case Pension contract holders have the contractual right to purchase annuities with life contingencies using the funds they maintain on deposit with us. Since these products are considered an insurance contract, when the contract holder makes this election, we treat the accumulated investment balance as a single premium and reflect it as both premiums and current and future benefits in our statements of income.

Annual Report- Page 73

Accounting for the Medicare Part D Prescription Drug Program (“PDP”)
We were selected by the Centers for Medicare & Medicaid Services (“CMS”) to be a national provider of PDP in all 50 states to both individuals and employer groups in 2011, 2010 and 2009. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk-sharing arrangement to limit our exposure to unexpected expenses.

We recognize premiums received from, or on behalf of, members or CMS and capitated fees as premium revenue ratably over the contract period. We expense the cost of covered prescription drugs as incurred. Costs associated with low-income Medicare beneficiaries (deductible, coinsurance, etc.) and the catastrophic drug costs paid in advance by CMS are recorded as a liability and offset health care costs when incurred. For individual PDP coverage, the risk-sharing arrangement provides a risk corridor whereby the amount we received in premiums from members and CMS based on our annual bid is compared to our actual drug costs incurred during the contract year. Based on the risk corridor provision and PDP activity-to-date, an estimated risk-sharing receivable or payable is recorded on a quarterly basis as an adjustment to premium revenue. We perform a reconciliation of the final risk-sharing, low-income subsidy and catastrophic amounts after the end of each contract year.

Allocation of Operating Expenses
We allocate to the business segments centrally-incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and the financing components of our pension and other post-retirement benefit plan expense is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment financial information. Refer to Note 19 beginning on page 108 for additional information.

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

We completed the acquisitions of Medicity Inc. ("Medicity"), Prodigy Health Group ("Prodigy"), Genworth's Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. ("PayFlex") in 2011, and Horizon Behavioral Services, LLC (“Horizon”) in 2009. Each of these acquisitions was funded using available resources. Refer to Note 7 on page 77 for additional information.

•	Horizon Behavioral Services, LLC
In 2009, we acquired Horizon, a leading provider of employee assistance programs, for approximately $70 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $56 million in 2009, of which $37 million will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment.

Annual Report- Page 74

•	Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which will be tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•	Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired.  We preliminarily recorded goodwill related to this transaction of approximately $446 million, of which approximately $52 million will be tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•Genworth Financial, Inc.'s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $225 million, net of cash acquired. We preliminarily recorded $52 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets we acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. All of the goodwill related to this acquisition was assigned to our Health Care segment.

•PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired.  We preliminarily recorded goodwill related to this transaction of approximately $147 million, an immaterial amount of which will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment.

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

The computations of basic and diluted EPS for 2011, 2010 and 2009 are as follows:

(Millions, except per common share data)	2011	2010	2009
Net income	$1,985.7	$1,766.8	$1,276.5
Weighted average shares used to compute basic EPS	372.5	415.7	441.1
Dilutive effect of outstanding stock-based compensation awards (1)	7.7	7.2	8.4
Weighted average shares used to compute diluted EPS	380.2	422.9	449.5
Basic EPS	$5.33	$4.25	$2.89
Diluted EPS	$5.22	$4.18	$2.84

(1)
Stock-based compensation awards are not included in the calculation of diluted EPS if the exercise price is greater than the average market price of Aetna common shares during the period (i.e., the awards are anti-dilutive).  Approximately 12.4 million, 18.6 million and 19.3 million stock appreciation rights ("SARs") were not included in the calculation of diluted EPS for 2011, 2010 and 2009, respectively. The stock options not included in the calculation of diluted EPS for 2011 were not material. Approximately 5.7 million and 6.2 million stock options were not included in the calculation of diluted EPS for 2010 and 2009, respectively. These stock-based compensation awards were excluded from the calculation of diluted EPS because their effect was anti-dilutive.

Annual Report- Page 75

5.	Operating Expenses

For 2011, 2010 and 2009, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2011	2010	2009
Selling expenses	$1,104.8	$1,226.6	$1,251.9
General and administrative expenses:
Salaries and related benefits (1)	3,284.3	3,076.4	2,971.8
Other general and administrative expenses (2)	2,415.3	2,216.0	2,159.3
Total general and administrative expenses (3)	5,699.6	5,292.4	5,131.1
Total operating expenses	$6,804.4	$6,519.0	$6,383.0

(1)	Includes a one-time pretax charge of $137.0 million in 2011 related to the voluntary early retirement program that we announced in July 2011.

(2)
Includes the following for 2010: transaction-related costs of $66.2 million and litigation-related insurance proceeds of $156.3 million. Includes the following for 2009: litigation-related insurance proceeds of $38.2 million.

(3)	In 2010 and 2009, we recorded severance and facilities charges of $47.4 million and $93.7 million, respectively.

Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 108 for additional information.

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2011, 2010 and 2009:

(Millions)	2011	2010	2009
Health care costs payable, beginning of the period	$2,630.9	$2,895.3	$2,393.2
Less: Reinsurance recoverables	1.7	1.9	2.0
Health care costs payable, beginning of the period, net	2,629.2	2,893.4	2,391.2
Acquisition of businesses	89.4	—	1.1
Add: Components of incurred health care costs
Current year	22,047.9	23,045.6	24,127.2
Prior years	(394.4)	(326.0)	(66.0)
Total incurred health care costs	21,653.5	22,719.6	24,061.2
Less: Claims paid
Current year	19,642.9	20,588.5	21,401.1
Prior years	2,057.0	2,395.3	2,159.0
Total claims paid	21,699.9	22,983.8	23,560.1
Health care costs payable, end of period, net	2,672.2	2,629.2	2,893.4
Add: Reinsurance recoverables	3.3	1.7	1.9
Health care costs payable, end of the period	$2,675.5	$2,630.9	$2,895.3

Our prior year estimates of health care costs payable decreased by approximately $394 million, $326 million and $66 million in 2011, 2010 and 2009, respectively, resulting from claims being settled for amounts less than originally estimated. These reductions were primarily the result of lower health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. These reductions were offset by estimated current period health care costs when we established our estimate of the current year health care costs payable. When significant decreases (increases) in prior-year health care cost estimates occur that we believe significantly impact our current year operating results, we disclose that amount as favorable (unfavorable) development of prior-years health care cost estimates. In 2011, we had approximately $207 million pretax of favorable development of prior-years health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services. In 2010, we had approximately $118 million pretax of favorable development of prior-years health care cost estimates that primarily resulted from lower than projected paid claims

Annual Report- Page 76

in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors. In 2009, we had approximately $116 million of unfavorable development of prior-years health care cost estimates that was driven by unusually high paid claims activity in the first half of 2009 related to the second half of 2008.

7.	Goodwill and Other Acquired Intangible Assets

As discussed in Note 3, we completed four significant acquisitions during 2011. In accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The increase in goodwill in 2011 and 2010 is as follows:

(Millions)	2011	2010
Balance, beginning of the period	$5,146.4	$5,146.2
Goodwill acquired:
Prodigy (1)	446.2	—
Medicity	384.7	—
PayFlex (1)	147.4	—
Genworth (1)	51.9	—
Other (1)	27.3	.2
Balance, end of the period (2)	$6,203.9	$5,146.4

(1)	Goodwill related to these acquisitions is considered preliminary, pending the final allocation of the applicable purchase price.

(2)	At December 31, 2011 and 2010, approximately $104 million was assigned to the Group Insurance segment, with the remainder assigned to the Health Care segment.

Other acquired intangible assets at December 31, 2011 and 2010 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2011
Provider networks	$703.2	$428.3	$274.9	12-25	(1)
Customer lists	684.3	331.7	352.6	4-14	(1)
Value of business acquired	149.0	6.3	142.7	20	(2)
Technology	129.0	24.3	104.7	5-10
Other	15.6	9.4	6.2	2-15
Definite-lived trademarks	69.0	13.8	55.2	9-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$1,772.4	$813.8	$958.6
2010
Provider networks	$703.2	$398.9	$304.3	12-25	(1)
Customer lists	420.4	262.6	157.8	4-10	(1)
Technology	25.3	25.0	.3	3-5
Other	17.1	16.8	.3	2-15
Definite-lived trademarks	21.0	10.5	10.5	2-15
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$1,209.3	$713.8	$495.5

(1)
The amortization period for our provider networks and customer lists includes an assumption of renewal or extension of these arrangements.  At December 31, 2011 and 2010, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years and the period prior to the next renewal or extension for our customer lists was approximately one year. Any costs related to the renewal or extension of these contracts is expensed as incurred.

(2)	VOBA is being amortized over the expected life of the acquired contracts in proportion to estimated premium.

Annual Report- Page 77

The value assigned to other acquired intangible assets for acquisitions completed during 2011, primarily for customer lists, VOBA and technology intangibles, totaled approximately $584 million, of which $443 million is preliminary pending the finalization of purchase price allocations.

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2012	$141.8
2013	129.2
2014	107.2
2015	91.2
2016	84.2

8.	Investments

Total investments at December 31, 2011 and 2010 were as follows:

	2011			2010
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$2,168.1	$15,222.7	$17,390.8	$2,111.9	$14,849.7	$16,961.6
Mortgage loans	41.7	1,606.8	1,648.5	55.2	1,454.6	1,509.8
Other investments	2.0	1,253.7	1,255.7	2.6	1,242.0	1,244.6
Total investments	$2,211.8	$18,083.2	$20,295.0	$2,169.7	$17,546.3	$19,716.0

Annual Report- Page 78

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2011 and 2010 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2011
Debt securities:
U.S. government securities	$1,394.7	$165.0	$(.4)		$1,559.3
States, municipalities and political subdivisions	2,654.9	208.5	(3.3)		2,860.1
U.S. corporate securities	6,484.0	718.2	(28.1)		7,174.1
Foreign securities	2,614.9	278.2	(38.0)		2,855.1
Residential mortgage-backed securities	849.8	51.1	(.1)		900.8
Commercial mortgage-backed securities	1,295.3	98.3	(5.8)	(1)	1,387.8
Other asset-backed securities	437.0	20.6	(3.8)	(1)	453.8
Redeemable preferred securities	164.2	12.6	(14.5)		162.3
Total debt securities	15,894.8	1,552.5	(94.0)		17,353.3
Equity securities	40.3	5.0	(7.8)		37.5
Total debt and equity securities (2)	$15,935.1	$1,557.5	$(101.8)		$17,390.8
December 31, 2010
Debt securities:
U.S. government securities	$1,293.5	$80.8	$(.6)		$1,373.7
States, municipalities and political subdivisions	2,288.8	54.4	(46.9)		2,296.3
U.S. corporate securities	6,731.5	553.0	(21.9)		7,262.6
Foreign securities	2,667.4	231.1	(21.2)		2,877.3
Residential mortgage-backed securities	1,089.2	53.6	(2.8)		1,140.0
Commercial mortgage-backed securities	1,226.4	99.5	(13.7)	(1)	1,312.2
Other asset-backed securities	447.6	21.1	(4.8)	(1)	463.9
Redeemable preferred securities	196.7	12.3	(12.7)		196.3
Total debt securities	15,941.1	1,105.8	(124.6)		16,922.3
Equity securities	35.3	5.6	(1.6)		39.3
Total debt and equity securities (2)	$15,976.4	$1,111.4	$(126.2)		$16,961.6

(1)
At December 31, 2011 and 2010, we held securities for which we recognized $10.7 million and $38.3 million, respectively, of non-credit-related impairments in other comprehensive income in the past. These securities had a net unrealized capital gain at December 31, 2011 and 2010 of $7.4 million and $3.9 million, respectively.

(2)
Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 110 for additional information on our accounting for discontinued products).  At December 31, 2011, debt and equity securities with a fair value of $4.0 billion, gross unrealized capital gains of $505.6 million and gross unrealized capital losses of $48.2 million and, at December 31, 2010, debt and equity securities with a fair value of $4.1 billion, gross unrealized capital gains of $339.5 million and gross unrealized capital losses of $38.1 million were included in total debt and equity securities, but support our experience-rated and discontinued products.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income.

Annual Report- Page 79

The fair value of debt securities at December 31, 2011 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:
Less than one year	$924.3
One year through five years	3,041.0
After five years through ten years	5,341.3
Greater than ten years	5,304.3
Residential mortgage-backed securities	900.8
Commercial mortgage-backed securities	1,387.8
Other asset-backed securities	453.8
Total	$17,353.3

Mortgage-Backed and Other Asset-Backed Securities
All of our residential mortgage-backed securities at December 31, 2011 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government.  At December 31, 2011, our residential mortgage-backed securities had an average quality rating of AAA and a weighted average duration of 1.6 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the U.S. Significant market observable inputs used to value these securities include probability of default and loss severity.  At December 31, 2011, these securities had an average quality rating of AA+ and a weighted average duration of 3.6 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables and home equity loans).  Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default.  At December 31, 2011, these securities had an average quality rating of AA and a weighted average duration of 3.2 years.

Unrealized Capital Losses and Net Realized Capital Gains (Losses)
When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. As described in Note 2 beginning on page 66, effective April 1, 2009, we recognize an OTTI on debt securities when we intend to sell a security that is in an unrealized capital loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we recognized an OTTI on a security in an unrealized capital loss position if we could not assert our intention and ability to hold the security until it recovered its value.

Annual Report- Page 80

Summarized below are the debt and equity securities we held at December 31, 2011 and 2010 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2011
Debt securities:
U.S. government securities	$14.0	$—	$15.1	$.4	$29.1	$.4
States, municipalities and political subdivisions	23.8	.4	68.6	2.9	92.4	3.3
U.S. corporate securities	625.5	25.7	62.4	2.4	687.9	28.1
Foreign securities	498.8	25.4	55.3	12.6	554.1	38.0
Residential mortgage-backed securities	.9	—	2.9	.1	3.8	.1
Commercial mortgage-backed securities	102.7	2.8	42.8	3.0	145.5	5.8
Other asset-backed securities	27.8	.1	3.9	3.7	31.7	3.8
Redeemable preferred securities	17.6	.9	34.5	13.6	52.1	14.5
Total debt securities	1,311.1	55.3	285.5	38.7	1,596.6	94.0
Equity securities	6.2	2.4	20.8	5.4	27.0	7.8
Total debt and equity securities (1)	$1,317.3	$57.7	$306.3	$44.1	$1,623.6	$101.8
December 31, 2010
Debt securities:
U.S. government securities	$8.4	$.2	$19.8	$.4	$28.2	$.6
States, municipalities and political subdivisions	964.9	37.6	82.7	9.3	1,047.6	46.9
U.S. corporate securities	665.8	17.0	210.2	4.9	876.0	21.9
Foreign securities	375.9	14.6	34.6	6.6	410.5	21.2
Residential mortgage-backed securities	103.7	2.6	6.6	.2	110.3	2.8
Commercial mortgage-backed securities	103.7	2.4	78.5	11.3	182.2	13.7
Other asset-backed securities	85.9	2.0	4.9	2.8	90.8	4.8
Redeemable preferred securities	4.5	—	94.3	12.7	98.8	12.7
Total debt securities	2,312.8	76.4	531.6	48.2	2,844.4	124.6
Equity securities	.5	—	9.5	1.6	10.0	1.6
Total debt and equity securities (1)	$2,313.3	$76.4	$541.1	$49.8	$2,854.4	$126.2

(1)
At December 31, 2011 and 2010, debt and equity securities in an unrealized capital loss position of $48.2 million and $38.1 million, respectively, and with related fair value of $446.1 million and $650.5 million, respectively, related to experience-rated and discontinued products.

We reviewed the securities in the tables above and concluded that these are performing assets generating investment income to support the needs of our business.  In performing this review, we considered factors such as the quality of the investment security based on research performed by our internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery.  At December 31, 2011, we did not have the intention to sell the debt securities that were in an unrealized capital loss position.

Annual Report- Page 81

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2011 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$—	$—	$66.8	$1.4	$66.8	$1.4
One year through five years	49.2	1.8	298.3	9.0	347.5	10.8
After five years through ten years	155.8	7.5	400.1	15.9	555.9	23.4
Greater than ten years	187.7	30.3	257.7	18.4	445.4	48.7
Residential mortgage-backed securities	—	—	3.8	.1	3.8	.1
Commercial mortgage-backed securities	26.3	.9	119.2	4.9	145.5	5.8
Other asset-backed securities	.6	—	31.1	3.8	31.7	3.8
Total	$419.6	$40.5	$1,177.0	$53.5	$1,596.6	$94.0

Net realized capital gains for the three years ended December 31, 2011, 2010 and 2009, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2011	2010	2009
OTTI losses on debt securities	$(10.2)	$(46.7)	$(122.1)
Portion of OTTI losses on debt securities recognized in other comprehensive income	—	14.4	27.6
Net OTTI losses on debt securities recognized in earnings	(10.2)	(32.3)	(94.5)
Net realized capital gains, excluding OTTI losses on debt securities	178.1	259.8	149.5
Net realized capital gains	$167.9	$227.5	$55.0

The net realized capital gains in 2011, 2010 and 2009 were primarily attributable to the sale of debt securities. In 2011 and 2010, these gains were partially offset by losses on derivative transactions while in 2009, these gains were also attributable to gains on derivative transactions. The net realized capital gains in each year were also partially offset by the OTTI losses on debt securities shown in the table above.

Yield-related impairments are recognized in other comprehensive income unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is recognized in earnings. Yield-related OTTI losses were not significant in 2011 or 2010. In 2009, yield-related OTTI losses were $76 million, primarily related to U.S. Treasury and corporate securities that were temporarily in a loss position due to changes in interest rates and the widening of credit spreads on corporate securities relative to the interest rates on U.S. Treasury securities in the first half of 2009. Because we did not assert our intention to hold these securities, under applicable accounting guidance, as further discussed in Note 2 beginning on page 66, we recorded a yield-related OTTI loss. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2011, 2010 or 2009.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for 2011, 2010 and 2009 were as follows:

(Millions)	2011	2010	2009
Proceeds on sales	$6,278.3	$7,663.4	$5,506.5
Gross realized capital gains	265.3	364.8	205.0
Gross realized capital losses	38.5	43.2	71.6

Annual Report- Page 82

Mortgage Loans
Our mortgage loans are collateralized by commercial real estate.  During 2011 and 2010 we had the following activity in our mortgage loan portfolio:

(Millions)	2011	2010
New mortgage loans	$260.4	$103.3
Mortgage loans fully-repaid	70.4	129.3
Mortgage loans foreclosed	—	20.0

At December 31, 2011 and 2010, we had no material problem, restructured or potential problem mortgage loans. We also had no material impairment reserves on these loans at December 31, 2011 or 2010.

We assess our mortgage loans on a regular basis for credit impairments, and annually we assign a credit quality indicator to each loan.  Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7.  Category 1 represents loans of superior quality, and Categories 6 and 7 represent loans where collections are at risk.  Most of our mortgage loans fall into the Level 2 to 4 ratings.  These ratings represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.  Category 5 represents loans where credit risk is not substantial but these loans warrant management’s close attention.  These indicators are based upon several factors, including current loan to value ratios, property condition, market trends, borrower quality and deal structure.  Based upon our most recent assessment at December 31, 2011, our mortgage loans were given the following credit quality indicators:

(In Millions, except credit ratings indicator)
1	$95.6
2 to 4	1,426.1
5	97.1
6 and 7	29.7
Total	$1,648.5

At December 31, 2011 scheduled mortgage loan principal repayments were as follows:

(Millions)
2012	$41.7
2013	269.5
2014	102.8
2015	148.8
2016	248.2
Thereafter	844.0

Variable Interest Entities
In determining whether to consolidate a variable interest entity ("VIE"), we consider several factors including whether we have the power to direct activities, the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.  We have relationships with certain real estate and hedge fund partnerships that are considered VIEs, but are not consolidated.  We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2011 and 2010 of approximately $175 million and $153 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not consider significant.  We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $5.1 billion at both December 31, 2011 and 2010.  The hedge fund partnerships had total assets of approximately $5.9 billion and $6.1 billion at December 31, 2011 and 2010, respectively.

Annual Report- Page 83

Non-controlling (Minority) Interests
At December 31, 2011 and 2010, approximately $71 million and $74 million, respectively, of our investment holdings were partially owned by third parties.  The non-controlling entities’ share of these investments was included in accrued expenses and other current liabilities.  Net income attributable to these interests was $2 million for 2011 and $4 million for both 2010 and 2009. These non-controlling interests did not have a material impact on our financial position or operating results.

Net Investment Income
Sources of net investment income for 2011, 2010 and 2009 were as follows:

(Millions)	2011	2010	2009
Debt securities	$829.2	$911.8	$907.8
Mortgage loans	102.8	118.7	118.6
Other investments	29.8	56.5	38.6
Gross investment income	961.8	1,087.0	1,065.0
Less: investment expenses	(31.0)	(30.7)	(28.6)
Net investment income (1)	$930.8	$1,056.3	$1,036.4

(1)
Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 110 for additional information on our accounting for discontinued products).  Net investment income includes $317.5 million, $344.9 million and $347.8 million for December 31, 2011, 2010 and 2009, respectively, related to investments supporting our experience-rated and discontinued products.

9.	Other Comprehensive (Loss) Income

Shareholders’ equity included the following activity in accumulated other comprehensive loss in 2011, 2010 and 2009:

	Net Unrealized Gains (Losses)				Total Accumulated Other Comprehensive (Loss) Income
	Securities		Foreign Currency and Derivatives	Pension and OPEB Plans
(Millions)	Previously Impaired (1)	All Other
Balance at December 31, 2008	$—	$(229.3)	$(8.7)	$(1,643.3)	$(1,881.3)
Cumulative effect of adopting a new
accounting standard ($83.0 pretax) (2)	(5.3)	(48.4)	—	—	(53.7)
Net unrealized gains (losses) ($1,004.6 pretax)	106.3	592.4	34.4	(80.1)	653.0
Reclassification to earnings ($110.5 pretax)	(.7)	(79.0)	(.4)	139.1	59.0
Other comprehensive income	100.3	465.0	34.0	59.0	658.3
Balance at December 31, 2009	100.3	235.7	25.3	(1,584.3)	(1,223.0)
Net unrealized gains (losses) ($333.5 pretax)	42.5	327.5	(53.9)	(99.3)	216.8
Reclassification to earnings ($172.9 pretax)	(67.7)	(188.0)	1.3	98.0	(156.4)
Other comprehensive (loss) income	(25.2)	139.5	(52.6)	(1.3)	60.4
Balance at December 31, 2010	75.1	375.2	(27.3)	(1,585.6)	(1,162.6)
Net unrealized gains (losses) ($105.7 pretax)	2.4	337.2	(9.2)	(261.7)	68.7
Reclassification to earnings ($137.8 pretax)	(19.3)	(117.2)	2.8	38.4	(95.3)
Other comprehensive (loss) income	(16.9)	220.0	(6.4)	(223.3)	(26.6)
Balance at December 31, 2011	$58.2	$595.2	$(33.7)	$(1,808.9)	$(1,189.2)

(1)
Represents unrealized losses on the non-credit-related component of impaired debt securities that we do not intend to sell and subsequent appreciation in the fair value of those securities as well as those that we intend to sell.

(2)
Effective April 1, 2009, we adopted new accounting guidance for other-than-temporary impairments of debt securities. Refer to Note 2 beginning on page 66 for additional information on the cumulative effect adjustment required.

Annual Report- Page 84

The components of our pension and other postretirement benefit plans ("OPEB") included the following activity in accumulated other comprehensive loss in 2011, 2010 and 2009:

	Pension Plans		OPEB Plans
	Unrecognized	Unrecognized	Unrecognized	Unrecognized
	Net Actuarial	Prior Service	Net Actuarial	Prior Service
(Millions)	Losses	Costs	Losses	Costs	Total
Balance at December 31, 2008	$(1,631.0)	$12.0	$(55.6)	$31.3	$(1,643.3)
Unrealized net losses arising during
the period ($(123.2) pretax)	(72.5)	—	(7.6)	—	(80.1)
Reclassification to earnings ($(214.0) pretax)	140.7	(1.4)	2.2	(2.4)	139.1
Balance at December 31, 2009	(1,562.8)	10.6	(61.0)	28.9	(1,584.3)
Unrealized net losses arising during
the period ($(152.8) pretax)	(91.2)	—	(8.1)	—	(99.3)
Reclassification to earnings ($(150.8) pretax)	106.1	(8.8)	3.0	(2.3)	98.0
Balance at December 31, 2010	(1,547.9)	1.8	(66.1)	26.6	(1,585.6)
Unrealized net losses arising during
the period ($(402.6) pretax)	(268.3)	—	6.6	—	(261.7)
Reclassification to earnings ($(59.1) pretax)	37.9	(.3)	3.2	(2.4)	38.4
Balance at December 31, 2011	$(1,778.3)	$1.5	$(56.3)	$24.2	$(1,808.9)

10.	Financial Instruments

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

Financial Instruments Measured at Fair Value in our Balance Sheets
Certain of our financial instruments are measured at fair value in our balance sheets.  The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP.  The following are the levels of the hierarchy and a brief description of the type of valuation information (“inputs”) that qualifies a financial asset or liability for each level:

◦	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

◦
Level 2 – Inputs other than Level 1 that are based on observable market data.  These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates and credit risks) and inputs that are derived from or corroborated by observable markets.

◦	Level 3 – Developed from unobservable data, reflecting our own assumptions.

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

Annual Report- Page 85

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities – Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy.  Our Level 1 debt securities are comprised primarily of U.S. Treasury securities.  If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value.  We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2011 or 2010.

We also value certain debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally.  Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows.  We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2011 or 2010.  The total fair value of our broker quoted securities was approximately $107 million and $153 million at December 31, 2011 and 2010 respectively.  Examples of these Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities.  For some of our private placement securities, our internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities – We currently have two classifications of equity securities:  those that are publicly traded and those that are privately held.  Our publicly-traded securities are classified as Level 1 because quoted prices are available for these securities in an active market.  For privately-held equity securities, there is no active market; therefore, we classify these securities as Level 3 because we price these securities through an internal analysis of each investment’s financial statements and cash flow projections.

Derivatives – Our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Annual Report- Page 86

Financial assets and liabilities measured at fair value on a recurring basis in our balance sheets at December 31, 2011 and 2010 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2011
Assets:
Debt securities:
U.S. government securities	$1,307.0	$252.3	$—	$1,559.3
States, municipalities and political subdivisions	—	2,858.4	1.7	2,860.1
U.S. corporate securities	—	7,122.5	51.6	7,174.1
Foreign securities	—	2,805.7	49.4	2,855.1
Residential mortgage-backed securities	—	900.8	—	900.8
Commercial mortgage-backed securities	—	1,358.3	29.5	1,387.8
Other asset-backed securities	—	419.4	34.4	453.8
Redeemable preferred securities	—	146.6	15.7	162.3
Total debt securities	1,307.0	15,864.0	182.3	17,353.3
Equity securities	.8	—	36.7	37.5
Derivatives	—	2.0	—	2.0
Total	$1,307.8	$15,866.0	$219.0	$17,392.8
Liabilities:
Derivatives	$—	$.1	$—	$.1
December 31, 2010
Assets:
Debt securities:
U.S. government securities	$1,081.0	$292.7	$—	$1,373.7
States, municipalities and political subdivisions	—	2,292.7	3.6	2,296.3
U.S. corporate securities	—	7,201.9	60.7	7,262.6
Foreign securities	—	2,822.4	54.9	2,877.3
Residential mortgage-backed securities	—	1,140.0	—	1,140.0
Commercial mortgage-backed securities	—	1,275.3	36.9	1,312.2
Other asset-backed securities	—	407.4	56.5	463.9
Redeemable preferred securities	—	178.5	17.8	196.3
Total debt securities	1,081.0	15,610.9	230.4	16,922.3
Equity securities	1.4	—	37.9	39.3
Derivatives	—	2.6	—	2.6
Total	$1,082.4	$15,613.5	$268.3	$16,964.2
Liabilities:
Derivatives	$—	$6.5	$—	$6.5

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

Annual Report- Page 87

The change in the balance of Level 3 financial assets during 2011 was as follows:

(Millions)	Foreign Securities	Commercial Mortgage-backed Securities	Equity Securities	Other	Total
Beginning balance	$54.9	$36.9	$37.9	$138.6	$268.3
Net realized and unrealized capital gains (losses):
Included in earnings	1.0	3.4	—	(2.8)	1.6
Included in other comprehensive income	(.8)	1.9	—	2.2	3.3
Other (1)	(.9)	—	(6.4)	(4.2)	(11.5)
Purchases	35.1	—	5.5	22.7	63.3
Sales	(24.5)	—	(.3)	(18.0)	(42.8)
Settlements	(1.3)	(12.7)	—	(28.5)	(42.5)
Transfers out of Level 3, net	(14.1)	—	—	(6.6)	(20.7)	(2)
Ending balance	$49.4	$29.5	$36.7	$103.4	$219.0
Amount of Level 3 net unrealized losses
included in net income	$—	$—	$—	$(.2)	$(.2)

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.
(2)    Gross transfers into Level 3 during 2011 include $11.1 million of Other financial assets. Gross transfers out of Level 3 during
2011 include $17.7 million of Other financial assets and $14.1 million of Foreign Securities.

The change in the balance of Level 3 financial assets during 2010 was as follows:

(Millions)	U.S. Corporate Securities	Foreign Securities	Other	Total
Beginning balance	$128.1	$199.0	$156.4	$483.5
Net realized and unrealized gains (losses):
Included in earnings	(.9)	8.2	4.1	11.4
Included in other comprehensive income	.1	(2.3)	27.1	24.9
Other (1)	(.8)	.5	(5.9)	(6.2)
Purchases, sales and settlements	(64.4)	(83.6)	(24.1)	(172.1)
Transfers out of Level 3, net	(1.4)	(66.9)	(4.9)	(73.2)
Ending balance	$60.7	$54.9	$152.7	$268.3
Amount of Level 3 net unrealized losses
included in net income	$—	$—	$(.9)	$(.9)

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

Transfers into Level 3 during 2010 were not significant. Additionally, during 2010, certain investments previously classified as Level 3 were reclassified to Level 2 because we were able to obtain observable market data.

Financial Instruments Not Measured at Fair Value in our Balance Sheets
The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are carried on our balance sheets at adjusted cost or contract value.

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

Annual Report- Page 88

Investment contract liabilities:
•With a fixed maturity:  Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, us for similar contracts.
•Without a fixed maturity:  Fair value is estimated as the amount payable to the contract holder upon demand.  However, we have the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt:  Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

The carrying value and estimated fair value of certain of our financial instruments at December 31, 2011 and 2010 were as follows:

	2011		2010
(Millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Mortgage loans	$1,648.5	$1,703.7	$1,509.8	$1,526.1
Liabilities:
Investment contract liabilities:
With a fixed maturity	34.6	34.9	41.7	42.7
Without a fixed maturity	543.9	559.4	511.5	510.9
Long-term debt	3,977.7	4,643.1	4,382.5	4,728.9

Separate Accounts Measured at Fair Value in our Balance Sheets
Separate Accounts assets in our Large Case Pensions business represent funds maintained to meet specific objectives of contract holders.  Since contract holders bear the investment risk of these assets, a corresponding Separate Accounts liability has been established equal to the assets.  These assets and liabilities are carried at fair value.  Net investment income and capital gains and losses accrue directly to such contract holders.  The assets of each account are legally segregated and are not subject to claims arising from our other businesses.  Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Accounts assets are not reflected in our statements of income, shareholders’ equity or cash flows.

Separate Accounts assets include debt and equity securities and derivative instruments.  The valuation methodologies used for these assets are similar to the methodologies described beginning on page 85.  Separate Accounts assets have included investments in real estate carried at fair value. Separate Accounts real estate assets were transitioned out of our business in the second quarter of 2010.  The following is a description of the valuation methodologies used to price our real estate investments that were carried at fair value, including the general classification pursuant to the valuation hierarchy.

Real Estate – The values of the underlying real estate investments are estimated using generally accepted valuation techniques and give consideration to the investment structure.  An appraisal of the underlying real estate for each of these investments is performed annually.  In the quarters in which an investment is not appraised or its valuation is not updated, fair value is based on available market information.  The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the appraiser’s review and concurrence with the valuation.  Further, these valuations have been prepared giving consideration to the income, cost and sales comparison approaches of estimating property value.  These valuations do not necessarily represent the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller.  Therefore, these investment values are classified as Level 3.

Annual Report- Page 89

Separate Accounts financial assets at December 31, 2011 and 2010 were as follows:

	2011				2010
(Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	$1,079.1	$2,817.8	$—	$3,896.9	$1,059.7	$2,524.9	$56.0	$3,640.6
Equity securities	936.0	—	—	936.0	1,231.9	—	—	1,231.9
Derivatives	—	(5.0)	—	(5.0)	—	.2	—	.2
Total (1)	$2,015.1	$2,812.8	$—	$4,827.9	$2,291.6	$2,525.1	$56.0	$4,872.7

(1)	Excludes $390.3 million and $422.6 million of cash and cash equivalents and other receivables at December 31, 2011 and 2010, respectively.

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

The change in the balance of Level 3 Separate Accounts financial assets for the years ended December 31, 2011 and 2010 was as follows:

(Millions)	Debt Securities	Real Estate		Total
Balance at December 31, 2009	$97.3	$71.4		$168.7
Total losses accrued to contract holders	(60.4)	5.2		(55.2)
Purchases, sales and settlements	19.8	.2		20.0
Transfers out of Level 3	(.7)	(76.8)	(1)	(77.5)
Balance at December 31, 2010	56.0	—		56.0
Total losses accrued to contract holders	(15.6)	—		(15.6)
Purchases	.4	—		.4
Sales	(39.7)	—		(39.7)
Transfers out of Level 3	(1.1)	—		(1.1)
Balance at December 31, 2011	$—	$—		$—

(1)	The transfers out of level 3 for 2010 primarily represent real estate Separate Accounts assets that were transitioned out of our business in the second quarter of 2010.

11.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans
We sponsor various defined benefit plans, including two pension plans, and OPEB plans that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

On August 31, 2010, we announced that pension eligible employees will no longer earn future pension service credits in our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) effective December 31, 2010 (i.e., the plan was "frozen"). The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits. As a result of this action, we re-measured our pension assets and obligations as of August 31, 2010.

During 2011, 2010 and 2009, we made $60 million, $505 million and $45 million, respectively, in voluntary cash contributions to the Aetna Pension Plan.

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

Annual Report- Page 90

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

The information set forth in the following tables is based upon current actuarial reports using the annual measurement dates (December 31, for each year presented) for our pension and OPEB plans; however, certain components of the net periodic cost for the Aetna Pension Plan in 2010 also include adjustments from the re-measurement that occurred as of August 31, 2010.

The following table shows the changes in the benefit obligations during 2011 and 2010 for our pension and OPEB plans.

	Pension Plans		OPEB Plans
(Millions)	2011	2010	2011	2010
Benefit obligation, beginning of year	$5,821.2	$5,346.1	$333.3	$330.5
Service cost	—	65.7	.2	.2
Interest cost	312.3	299.5	16.6	17.9
Actuarial loss (gain)	293.6	394.3	(12.5)	10.8
Benefits paid	(296.8)	(284.4)	(24.9)	(26.1)
Benefit obligation, end of year	$6,130.3	$5,821.2	$312.7	$333.3

The Aetna Pension Plan comprises approximately 96% of the pension plans' total benefit obligation at December 31, 2011. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 4.98% and 5.50% for 2011 and 2010, respectively. The discount rate for our OPEB plans was 4.78% and 5.20% for 2011 and 2010, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2011 and 2010 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2011	2010	2011	2010
Fair value of plan assets, beginning of year	$5,243.8	$4,394.9	$66.6	$67.9
Actual return on plan assets	265.8	604.7	1.2	2.0
Employer contributions	84.0	528.6	21.3	22.8
Benefits paid	(296.8)	(284.4)	(24.9)	(26.1)
Fair value of plan assets, end of year	$5,296.8	$5,243.8	$64.2	$66.6

The difference between the fair value of plan assets and the plan's benefit obligation is referred to as the plan's funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 93.

The funded status of our pension and OPEB plans at the measurement date for 2011 and 2010 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2011	2010	2011	2010
Benefit obligation	$(6,130.3)	$(5,821.2)	$(312.7)	$(333.3)
Fair value of plan assets	5,296.8	5,243.8	64.2	66.6
Funded status	$(833.5)	$(577.4)	$(248.5)	$(266.7)

Annual Report- Page 91

The amounts in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost as of December 31, 2011 and 2010 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2011	2010	2011	2010
Unrecognized prior service credit	$(2.4)	$(2.8)	$(37.1)	$(40.8)
Unrecognized net actuarial losses	2,734.8	2,380.3	86.7	101.7
Amount recognized in accumulated other comprehensive loss	$(2,732.4)	$(2,377.5)	$(49.6)	$(60.9)

The liabilities recognized on our balance sheets at December 31, 2011 and 2010 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2011	2010	2011	2010
Accrued benefit liabilities reflected in other current liabilities	$82.6	$84.6	$24.0	$26.9
Accrued benefit liabilities reflected in other long-term liabilities	750.9	492.8	224.5	239.8
Net amount of liabilities recognized at December 31,	$833.5	$577.4	$248.5	$266.7

At December 31, 2011, we had approximately $2.7 billion and $87 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $2 million and $37 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $70 million and $4 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $4 million in amortization of prior service credits for our OPEB plans in 2012. Our amortization of prior service credits for our pension plans in 2012 is not expected to be material.

Components of the net periodic benefit (income) cost of our tax-qualified noncontributory defined benefit pension plans and OPEB plans for December 31, 2011, 2010 and 2009 were as follows:

	Pension Plans			OPEB Plans
(Millions)	2011	2010	2009	2011	2010	2009
Operating component:
Service cost	$—	$65.7	$48.3	$.2	$.2	$.2
Amortization of prior service cost	(.4)	(1.6)	(2.2)	(3.7)	(3.6)	(3.7)
Curtailment gain	—	(11.9)	—	—	—	—
Total operating component (1)	(.4)	52.2	46.1	(3.5)	(3.4)	(3.5)
Financing component:
Interest cost	312.3	299.5	316.5	16.6	17.9	21.7
Expected return on plan assets	(385.0)	(350.9)	(319.0)	(3.6)	(3.7)	(3.6)
Recognized net actuarial losses	58.3	163.3	215.8	4.9	4.6	3.4
Total financing component (1)	(14.4)	111.9	213.3	17.9	18.8	21.5
Net periodic benefit (income) cost	$(14.8)	$164.1	$259.4	$14.4	$15.4	$18.0

(1)
The operating component of this expense is allocated to our business segments and the financing component is allocated to our Corporate Financing segment.  Our Corporate Financing segment is not a business segment but is added to our business segments to reconcile to our consolidated results.  Refer to Note 19 beginning on page 108 for additional information on our business segments.

As a result of the August 31, 2010 announcement freezing the Aetna Pension Plan and related requirement to remeasure the Aetna Pension Plan's obligations and plan assets as of August 31, 2010, our pension obligation increased by approximately $743 million (due primarily to a lower discount rate), accumulated other comprehensive income decreased by approximately $836 million ($543 million after-tax), and the fair value of plan assets increased by approximately $156 million. In performing this re-measurement, we used a discount rate of 4.77%, consistent with our methodology for determining the discount rate using a yield curve, and an expected long-term rate of return of 7.50%. Additionally, as a result of this re-measurement, we revised the amortization period we use for actuarial gains and losses from 9 years to 31 years, reflecting the estimated average remaining participation period for current participants.

Annual Report- Page 92

Our voluntary contribution of $505 million to the Aetna Pension Plan in 2010 and the higher fair value of our pension assets at December 31, 2010 also contributed to the decrease in pension expense between 2010 and 2009. The re-measurement of the Aetna Pension Plan's obligations and plan assets also resulted in $12 million of one-time curtailment gains in the third quarter of 2010.

The weighted average assumptions used to determine net periodic benefit (income) cost in 2011, 2010 and 2009 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2011	2010	2009	2011	2010	2009
Discount rate	5.50%	5.67%	6.89%	5.20%	5.64%	6.92%
Expected long-term return on plan assets	7.50	8.00	8.50	5.50	5.50	5.50
Rate of increase in future compensation levels	N/A	4.51	4.51	—	—	—

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2012 is 7%, decreasing gradually to 5% by 2014. The assumed prescription drug cost trend rate for 2012 is 12%, decreasing gradually to 5% by 2019. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. A one-percentage point increase in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $0.6 million pretax increase in the aggregate of the service and interest cost components of OPEB costs and an approximately $12 million increase in the OPEB benefit obligation. A one-percentage point decrease in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $0.5 million pretax decrease in the aggregate of the service and interest cost components of OPEB costs and an approximately $10 million decrease in the OPEB benefit obligation.

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We do not have any mandatory contribution requirements for 2012; however, we may make a voluntary contribution of approximately $60 million to the Aetna Pension Plan in 2012. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2012.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2011 were as follows:

(Millions)	Pension Plans	OPEB Plans
2012	$326.8	$24.0
2013	333.5	23.6
2014	341.0	23.4
2015	362.1	23.2
2016	368.6	22.9
2017-2021	1,912.6	106.0

Annual Report- Page 93

Assets of the Aetna Pension Plan
The assets of the Aetna Pension Plan (“Pension Assets”) include debt and equity securities, common/collective trusts and real estate investments. The valuation methodologies used to price these assets are similar to the methodologies described beginning on pages 85 and 88. Pension Assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price these additional investments, including the general classification pursuant to the valuation hierarchy.

Other Assets - Other assets consist of derivatives and private equity and hedge fund limited partnerships. Derivatives are either valued with models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available or are classified as Level 1 because they are traded in markets where quoted market prices are readily available. The fair value of private equity and hedge fund limited partnerships are estimated based on the net asset value of the investment fund provided by the general partner or manager of the investments, the financial statements of which generally are audited. Management considers observable market data, valuation procedures in place, contributions and withdrawal restrictions collectively in validating the appropriateness of using the net asset value as a fair value measurement. Therefore, these investments are classified as Level 3.

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2011 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						37-43%
U.S. government securities	$103.6	$423.9	$—	$527.5	10.3%
States, municipalities and political subdivisions	—	102.4	—	102.4	2.0%
U.S. corporate securities	—	903.5	.1	903.6	17.6%
Foreign securities	—	112.0	—	112.0	2.2%
Residential mortgage-backed securities	—	171.9	—	171.9	3.3%
Commercial mortgage-backed securities	—	37.0	—	37.0	.7%
Other asset-backed securities	—	15.3	.1	15.4	.3%
Redeemable preferred securities	—	11.8	—	11.8	.2%
Total debt securities	103.6	1,777.8	.2	1,881.6	36.6%
Equity securities and common/collective trusts:						43-53%
U.S. Domestic	1,174.2	.2	—	1,174.4	22.8%
International	620.4	—	—	620.4	12.1%
Common/collective trusts	—	774.6	—	774.6	15.1%
Domestic real estate	20.3	—	—	20.3	.4%
Total equity securities and common/collective trusts	1,814.9	774.8	—	2,589.7	50.4%
Other investments:						10-14%
Real estate	—	—	433.2	433.2	8.5%
Other assets	—	—	232.2	232.2	4.5%
Total pension investments (1)	$1,918.5	$2,552.6	$665.6	$5,136.7	100%

(1) Excludes $160.1 million of cash and cash equivalents and other receivables.

Annual Report- Page 94

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2010 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						28-38%
U.S. government securities	$232.7	$30.0	$—	$262.7	5.2%
States, municipalities and political subdivisions	—	70.8	—	70.8	1.4%
U.S. corporate securities	—	673.3	—	673.3	13.2%
Foreign securities	—	76.1	—	76.1	1.5%
Residential mortgage-backed securities	—	296.0	.7	296.7	5.8%
Commercial mortgage-backed securities	—	37.5	—	37.5	.7%
Other asset-backed securities	—	36.1	—	36.1	.7%
Redeemable preferred securities	—	2.2	—	2.2	—%
Total debt securities	232.7	1,222.0	.7	1,455.4	28.5%
Equity securities and common/collective trusts:						48-58%
U.S. Domestic	1,281.1	1.8	—	1,282.9	25.1%
International	871.5	—	—	871.5	17.1%
Common/collective trusts	—	866.3	—	866.3	17.0%
Domestic real estate	31.8	—	—	31.8	.6%
Total equity securities and common/collective trusts	2,184.4	868.1	—	3,052.5	59.8%
Other investments:						10-18%
Real estate	—	—	395.3	395.3	7.7%
Other assets	—	.3	203.6	203.9	4.0%
Total pension investments (1)	$2,417.1	$2,090.4	$599.6	$5,107.1	100.0%

(1) Excludes $136.7 million of cash and cash equivalents and other receivables.

The changes in the balances of Level 3 Pension Assets during 2011 were as follows:

	2011
	Real Estate	Other	Total
Beginning balance	$395.3	$204.3	$599.6
Actual return on plan assets	49.4	14.9	64.3
Purchases, sales and settlements	(11.5)	13.9	2.4
Transfers out of Level 3	—	(.7)	(.7)
Ending balance	$433.2	$232.4	$665.6

The changes in the balances of Level 3 Pension Assets during 2010 were as follows:

	2010
	Real Estate	Other	Total
Beginning balance	$353.0	$151.4	$504.4
Actual return on plan assets	54.0	12.4	66.4
Purchases, sales and settlements	(11.7)	40.5	28.8
Transfers out of Level 3	—	—	—
Ending balance	$395.3	$204.3	$599.6

Annual Report- Page 95

The actual and target asset allocation of the OPEB plans used at December 31, 2011 and 2010 presented as a percentage of total plan assets, were as follows:

		Target		Target
(Millions)	2011	Allocation	2010	Allocation
Equity securities	9%	5-15%	8%	5-15%
Debt securities	87%	80-90%	90%	80-90%
Real estate/other	4%	0-10%	2%	0-10%

The Aetna Pension Plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons, and by assessing the Aetna Pension Plan's liability characteristics, our financial condition and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

Asset allocations and investment performance are formally reviewed periodically throughout the year by the plan's Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analyses of assets and liabilities are also performed periodically.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the Pension Assets assumption of 7.50% for 2011, 8.25% for January 1, 2010 through August 31, 2010 and 7.50% for September 1, 2010 through December 31, 2010 and an expected return on OPEB plan assets assumption of 5.50% for 2011 and 5.50% for 2010. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate. At December 31, 2011, our actual asset allocations were consistent with our asset allocation assumptions. Investment returns can be volatile. Although our return on plan assets is a long-term assumption, shorter-term volatility in our annual pension costs can occur if investment returns differ from the assumed rate. For example, a one-percentage point deviation from the long-term 7.50% return assumption that we will use for 2012 would impact our annual pension expense by approximately $4 million after-tax and would have a negligible effect on our annual OPEB expense.

401(k) Plan
Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments. Beginning October 2010, we increased our 401(k) contribution to provide a match of 100% of up to 6% of the eligible pay contributed by the employee. From January 1, 2010 to October 1, 2010, we matched 50% of up to 3% of the eligible pay contributed by the employee. Prior to January 1, 2010, we matched 50% of up to 6% of the eligible pay contributed by the employee. During 2011, 2010 and 2009, we made $114 million, $53 million and $49 million, respectively, in matching contributions. The matching contributions are made in cash and invested according to each participant's investment elections. The plan trustee held approximately 9 million shares of our common stock for plan participants at December 31, 2011. At December 31, 2011, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

Annual Report- Page 96

12.	Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the “Plans”) provide for awards of stock options, SARs, restricted stock units (“RSUs”), market stock units (“MSUs”), performance stock units (“PSUs”), deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2011, approximately 52 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted stock options, SARs, RSUs, MSUs and PSUs, each of which are described below:

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

MSUs - The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days, including the vesting date. The MSUs have an approximately two-year vesting period.

PSUs - The number of vested PSUs (which could range from zero to 200% of the original number of units granted) is dependent upon the degree to which we achieve performance goals as determined by our Board's Committee on Compensation and Organization (the “Compensation Committee”). The value of each vested PSU is equal to one share of common stock, net of taxes. The PSUs have an approximately two-year vesting period. The performance period for the 2011 and 2010 PSU grants ended on December 31, 2011 and 2010, respectively. The PSUs granted in 2011 will vest at 200% of the original number of units granted, and the PSUs granted in 2010 vested at 200% of the original number of units granted, as the Compensation Committee has determined that the underlying performance goals have been met at the maximum level. The PSUs granted in 2009 did not vest as the underlying performance metric was not achieved by December 31, 2010.

We estimate the fair value of SARs using a modified Black-Scholes option pricing model. We did not grant a material amount of SARs in 2011 or 2010. SARs granted in 2009 had a weighted average per share fair value of $11.37, using the assumptions noted in the following table:

2009
Dividend yield	.1%
Expected volatility	39.8%
Risk-free interest rate	1.8%
Expected term	4.6 years

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

Annual Report- Page 97

The stock option and SAR transactions during 2011, 2010 and 2009 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options and SARs		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

2009
Outstanding, beginning of year	41.9		$27.50	4.9	$347.0
Granted	5.6		32.00	—	—
Exercised	(2.5)		10.01	—	46.9
Expired or forfeited	(.9)		36.34	—	—
Outstanding, end of year	44.1		$28.88	4.7	$356.6

Exercisable, end of year	34.6		$26.16	3.7	$355.0

2010
Outstanding, beginning of year	44.1		$28.88	4.7	$356.6
Granted	—	(1)	29.20	—	—
Exercised	(5.0)		10.65	—	102.4
Expired or forfeited	(1.3)		37.32	—	—
Outstanding, end of year	37.8		$31.01	4.1	$232.9

Exercisable, end of year	33.3		$30.22	3.6	$232.1

2011
Outstanding, beginning of year	37.8		$31.01	4.1	$232.9
Granted	.1		36.87	—	—
Exercised	(10.0)		17.35	—	228.8
Expired or forfeited	(1.6)		47.95	—	—
Outstanding, end of year	26.3		$35.18	4.0	$246.3

Exercisable, end of year	24.7		$35.38	3.8	$230.6

(1) Rounds to zero.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2011:

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00-$10.00	.5	.1	$8.94	$18.3	.5	$8.94	$18.3
10.00-20.00	5.6	1.7	16.12	146.5	5.6	16.12	146.5
20.00-30.00	.2	5.6	24.54	3.6	.2	24.57	3.3
30.00-40.00	8.4	4.9	32.89	77.9	6.8	33.06	62.5
40.00-50.00	4.7	4.5	43.24	—	4.7	43.24	—
50.00-60.00	6.9	4.6	50.51	—	6.9	50.51	—
$0.00-$60.00	26.3	4.0	$35.18	$246.3	24.7	$35.38	$230.6

Annual Report- Page 98

The fair value of RSUs and PSUs are based on the market price of our common stock on the date of grant. Beginning in 2010, we granted MSUs to certain employees. We estimate the fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2011 and 2010 had a weighted average per share fair value of $38.79 and $33.85, respectively, using the assumptions noted in the following table:

	2011	2010
Dividend yield	1.6%	.1%
Historical volatility	36.5%	58.7%
Risk-free interest rate	.6%	.9%
Initial price	$36.87	$29.20

The annualized volatility of the price of our common stock over the 22 month and two-year periods preceding the grant date was used at December 31, 2011 and 2010, respectively. The risk-free interest rate for periods within the expected life of the MSUs are based on a 22 month interpolated and two-year U.S. Treasury rate in effect on the date of grant for the the MSUs granted during 2011 and 2010, respectively. The dividend yield assumption for 2011 was based on our expected 2011 annual dividend payout and the 2010 dividend yield assumption was based on our historical dividends declared.

RSU, MSU and PSU transactions in 2011, 2010 and 2009 were as follows (number of units in millions):

	2011		2010		2009
	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, and PSUs		Weighted Average Grant Date Fair Value
RSUs, MSUs and PSUs at beginning of year (1)	5.0	$31.16	3.1	$34.60	2.4		$42.98
Granted	3.9	37.43	3.8	29.22	1.8		30.27
Vested	(1.3)	33.34	(1.3)	34.22	(1.1)		45.11
Forfeited	(.9)	33.65	(.6)	34.78	—	(2)	38.56
RSUs, MSUs and PSUs at end of year	6.7	$33.62	5.0	$31.16	3.1		$34.60

(1)	There were no MSU transactions prior to February 2010.

(2)	Rounds to zero.

During 2011, 2010 and 2009, the following activity occurred under the Plans:

(Millions)	2011	2010	2009
Cash received from stock option exercises	$125.5	$43.2	$14.9
Intrinsic value of options/SARs exercised and stock units vested	280.7	140.3	80.9
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	98.2	49.1	27.6
Fair value of stock options, SARs and stock units vested (1)	98.5	105.7	98.7

(1)	The fair value represents the total dollar value of the stock options, SARs and stock units as of the grant date.

We settle our stock options, SARs and stock units with newly-issued common stock and generally utilize the proceeds from stock options to repurchase our common stock in the open market in the same period.

In 2011, 2010 and 2009 we recorded share-based compensation expense of $141 million, $110 million and $91 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $47 million, $30 million and $32 million in 2011, 2010 and 2009, respectively. At December 31, 2011, $93 million of total unrecognized compensation costs related to stock options, SARs and stock units is expected to be recognized over a weighted-average period of 1.3 years.

Annual Report- Page 99

13.	Income Taxes

The components of our income tax provision in 2011, 2010 and 2009 were as follows:

(Millions)	2011	2010	2009
Current taxes:
Federal	$935.8	$555.9	$657.4
State	101.0	22.8	61.2
Total current taxes	1,036.8	578.7	718.6
Deferred taxes (benefits):
Federal	50.0	288.3	(81.1)
State	5.3	10.4	(12.8)
Total deferred income taxes	55.3	298.7	(93.9)
Total income taxes	$1,092.1	$877.4	$624.7

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

(Millions)	2011	2010	2009
Income before income taxes	$3,077.8	$2,644.2	$1,901.2
Tax rate	35%	35%	35%
Application of the tax rate	1,077.2	925.5	665.4
Tax effect of:
Valuation allowance	—	(36.6)	(19.4)
Other, net	14.9	(11.5)	(21.3)
Income taxes	$1,092.1	$877.4	$624.7

The significant components of our net deferred tax assets at December 31, 2011 and 2010 were as follows:

(Millions)	2011	2010
Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$160.6	$201.0
Employee and postretirement benefits	550.4	488.8
Investments, net	102.4	133.8
Deferred policy acquisition costs	40.6	41.9
Insurance reserves	139.8	107.2
Net operating losses	46.8	33.2
Severance and facilities	48.5	19.3
Other	83.1	71.0
Gross deferred tax assets	1,172.2	1,096.2
Less: Valuation allowance	35.7	33.0
Deferred tax assets, net of valuation allowance	1,136.5	1,063.2
Deferred tax liabilities:
Unrealized gains on investment securities	333.3	227.7
Goodwill and other acquired intangible assets	396.1	267.0
Cumulative depreciation and amortization	228.7	211.6
Total gross deferred tax liabilities	958.1	706.3
Net deferred tax assets (1)	$178.4	$356.9

(1)
Includes $387.2 million and $327.0 million classified as current assets at December 31, 2011 and 2010, respectively. Includes $208.8 million classified as long-term liabilities and $29.9 million classified as long-term assets at December 31, 2011 and 2010, respectively.

Annual Report- Page 100

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established on certain federal and state net operating losses and acquired credits. We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income. However, the amount of the deferred tax assets considered realizable could be adjusted in the future if we revise our estimates of anticipated taxable income.

We participate in the Compliance Assurance Process (the “CAP”) with the IRS. Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2010 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2011 tax return in 2012.

We are also subject to audits by state taxing authorities for tax years from 2000 through 2010. Our 2011 income tax provision reflects a non-recurring provision related to a legacy state tax matter. We believe we carry appropriate reserves for any exposure to state tax issues.

At December 31, 2011 and 2010, we did not have material uncertain tax positions reflected in our consolidated balance sheets.

We paid net income taxes of $899 million, $674 million and $634 million in 2011, 2010 and 2009, respectively.

14.	Debt

The carrying value of our long-term debt at December 31, 2011 and 2010 was as follows:

(Millions)	2011	2010
Senior notes, 5.75%, due 2011 (1)	$—	$450.0
Senior notes, 7.875%, due 2011 (1)	—	449.9
Senior notes, 6.0%, due 2016	748.0	747.6
Senior notes, 6.5%, due 2018	499.1	498.9
Senior notes, 3.95%, due 2020	742.6	741.7
Senior notes, 4.125%, due 2021	493.4	—
Senior notes, 6.625%, due 2036	798.7	798.7
Senior notes, 6.75%, due 2037	695.9	695.7
Total long-term debt	$3,977.7	$4,382.5

(1)	The 5.75% senior notes and the 7.875% senior notes were repaid in June 2011 and March 2011, respectively. These were classified as current in the consolidated balance sheet as of December 31, 2010.

In 2011, we entered into two interest rate swaps with an aggregate notional value of $250 million. We designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt. At December 31, 2011, these interest rate swaps had an aggregate fair value loss of $6 million, which was reflected in accumulated other comprehensive loss.

In May 2011, we issued $500 million of 4.125% senior notes due 2021 (the “2011 senior notes”) in anticipation of the scheduled maturity of our 5.75% senior notes due June 2011.  In the first half of 2011, prior to issuing the 2011 senior notes, we entered into two interest rate swaps with an aggregate notional value of $250 million and designated those interest rate swaps as a hedge against interest rate exposure related to the forecast issuance of that fixed-rate debt.  We terminated the swaps concurrently with issuing the 2011 senior notes and upon termination of the swaps, paid $9 million to the swap counterparty.  The related $9 million loss is recorded in accumulated other comprehensive income and is being amortized as interest expense over the ten-year life of the 2011 senior notes.

Annual Report- Page 101

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

At December 31, 2011, we had approximately $426 million of commercial paper outstanding with a weighted average interest rate of .38%.  At December 31, 2010, we did not have any commercial paper outstanding.

We paid $254 million, $243 million and $244 million in interest in 2011, 2010 and 2009, respectively.

At December 31, 2011, we had an unsecured $1.5 billion revolving credit agreement (the “Facility”) with several financial institutions which terminates in March 2013.  The Facility provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility.  Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.0 billion. Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .045% to .175% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .06% at December 31, 2011.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below .5 to 1.0.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2011.  There were no amounts outstanding under the Facility at any time during the year ended December 31, 2011.

15.	Capital Stock

From time to time, our Board authorizes us to repurchase our common stock. The activity under Board authorized share repurchase programs in 2011, 2010 and 2009 was as follows:

		Shares Purchased
		2011		2010		2009
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
September 23, 2011	$750.0	7.9	$327.8	—	$—	—	$—
May 20, 2011	750.0	19.3	750.0	—	—	—	—
December 3, 2010	750.0	17.9	735.2	.4	14.8	—	—
July 30, 2010	1,000.0	—	—	32.9	1,000.0	—	—
February 27, 2009	750.0	—	—	19.1	591.2	5.3	158.8
June 27, 2008	750.0	—	—	—	—	23.6	614.2
Total repurchases	N/A	45.1	$1,813.0	52.4	$1,606.0	28.9	$773.0

Repurchase authorization remaining at December 31,		N/A	$422.2	N/A	$735.2	N/A	$591.2

In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle. On December 2, 2011, we announced that our Board increased the Company's quarterly cash dividend to shareholders to $.175 per share.   Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share.

Annual Report- Page 102

In 2011 our Board declared the following cash dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid/ To be Paid	Total Dividends (Millions)
February 3, 2011	$.15	April 14, 2011	April 29, 2011	$57.0
May 20, 2011	.15	July 14, 2011	July 29, 2011	55.9
September 23, 2011	.15	October 13, 2011	October 28, 2011	54.3
December 2, 2011	.175	January 13, 2012	January 27, 2012	61.2
Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change.

In addition to the common stock disclosed on our balance sheets, 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized. At December 31, 2011, there were also 368 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

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

Under regulatory requirements at December 31, 2011, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities is approximately $1.6 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders.  During 2011, our insurance and HMO subsidiaries paid approximately $2.5 billion of dividends to the Company.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2011, 2010 and 2009 for our insurance and HMO subsidiaries were as follows:

(Millions)	2011	2010	2009
Statutory net income	$1,871.7	$1,779.7	$1,308.8
Statutory capital and surplus	5,938.6	6,179.2	6,777.1

17.	Reinsurance

Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company's sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is recorded in future policy benefits and policyholders' funds on our balance sheets. Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $83 million, $66 million and $56 million in 2011, 2010 and 2009, respectively. Reinsurance recoverables related to these obligations were approximately $1 billion at December 31, 2011, 2010 and 2009. At December 31, 2011 reinsurance recoverables with a carrying value of approximately $906 million were associated with three reinsurers.

Annual Report- Page 103

During 2010 and 2011, we entered into agreements to reinsure certain Health Care insurance policies. We entered into contracts to reduce the risk of catastrophic loss which in turn reduces our statutory capital and surplus requirements. These contracts did not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting.

Effective 2011, we entered into certain three-year reinsurance agreements with unrelated insurers.  These agreements allow us to reduce our required statutory capital and provide an aggregate of $390 million of collateralized excess of loss reinsurance coverage on a portion of Aetna’s group Commercial Insured Health Care business.

18.	Commitments and Contingencies

Guarantees
We have the following guarantee arrangements at December 31, 2011.

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

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and our reinsurance relationships with Vitality Re Limited and Vitality Re II Limited, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2011, we do not believe that our future obligations under any of these agreements will be material to our financial position.

•
Separate Accounts assets - Certain Separate Accounts assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were $3.9 billion and $3.8 billion at December 31, 2011 and 2010, respectively. Refer to Note 2 beginning on page 66 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Accounts balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy. If contract holders do not maintain the required level of Separate Accounts assets to meet the annuity guarantees, we would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2011 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2011.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers.  Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes.  Some states have similar laws relating to HMOs.  The Pennsylvania Insurance Commissioner has placed long-term care insurer Penn Treaty Network America Insurance Company and

Annual Report- Page 104

one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation.  We cannot predict when a decision will be made, although we believe it is likely that the state court will rule within the next twelve months.  If Penn Treaty is declared insolvent and placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders.  We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict when the state court will render a decision, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets.  It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows.  While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

Litigation and Regulatory Proceedings
Out-of-Network Benefit Proceedings
We are named as a defendant in several purported class actions and individual lawsuits arising out of our practices related to the payment of claims for services rendered to our members by health care providers with whom we do not have a contract (“out-of-network providers”).   Among other things, these lawsuits allege that we paid too little to our health plan members and/or providers for these services, among other reasons, because of our use of data provided by Ingenix, Inc., a subsidiary of one of our competitors (“Ingenix”). Other major health insurers are the subject of similar litigation or have settled similar litigation.

Various plaintiffs who are health care providers or medical associations seek to represent nationwide classes of out-of-network providers who provided services to our members during the period from 2001 to the present.  Various plaintiffs who are members in our health plans seek to represent nationwide classes of our members who received services from out-of-network providers during the period from 2001 to the present.  Taken together, these lawsuits allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Racketeer Influenced and Corrupt Organizations Act and federal antitrust laws, either acting alone or in concert with our competitors.  The purported classes seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA.  Individual lawsuits that generally contain similar allegations and seek similar relief have been brought by health plan members and out-of-network providers.

The first class action case was commenced on July 30, 2007.  The federal Judicial Panel on Multi-District Litigation (the “MDL Panel”) has consolidated these class action cases in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”) under the caption In re: Aetna UCR Litigation, MDL No. 2020 (“MDL 2020”).   In addition, the MDL Panel has transferred the individual lawsuits to MDL 2020.  On May 9, 2011, the New Jersey District Court dismissed the physician plaintiffs from MDL 2020 without prejudice.  The New Jersey District Court’s action followed a ruling by the United States District Court for the Southern District of Florida (the “Florida District Court”) that the physician plaintiffs were enjoined from participating in MDL 2020 due to a prior settlement and release.  The physician plaintiffs have attempted to appeal the Florida District Court’s ruling to the United States Court of Appeals for the Eleventh Circuit.

Annual Report- Page 105

Discovery is substantially complete in MDL 2020, several motions are pending, and briefing on class certification has been completed.  The court has not set a trial date or a timetable for deciding class certification.  We intend to vigorously defend ourselves against the claims brought in these cases.

We also have received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to our out-of-network benefit payment practices.  It is reasonably possible that others could initiate additional litigation or additional regulatory action against us with respect to our out-of-network benefit payment practices.

CMS Actions
On June 13, 2011, the Centers for Medicare & Medicaid Services (“CMS”) lifted the intermediate sanctions it had previously imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts.  The sanctions related to our compliance with certain Medicare Part D requirements.  We have resumed marketing our Medicare Advantage and PDP products and have been enrolling beneficiaries with effective dates on and after July 1, 2011.  CMS still is not assigning any new low income subsidy members to our PDPs at this time.  However, low income subsidy members can make their own choice to enroll in Aetna products.  As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011.  We continue to cooperate fully with CMS to address residual matters identified in connection with the sanction review.

CMS regularly audits our performance to determine our compliance with CMS’s regulations, our contracts with CMS and the quality of services we provide to our Medicare members.  CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers.  We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records.  Medicare Advantage plans and PDPs receive increased premiums for members who have certain medical conditions identified with specific health condition codes.  Federal regulators review and audit the providers’ medical records and related health condition codes that determine the members’ health status and the resulting premium payments to us.  CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including two of Aetna’s contracts for the 2007 contract year.  Although these two audits are ongoing, we do not believe that they will have a material impact on our operating results, financial position or cash flows.

We believe that the Office of the Inspector General (the “OIG”) also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond.  Aetna and other Medicare Advantage organizations have provided comments to CMS in response to CMS’s December 2010 proposed RADV sampling and payment error calculation methodology by which CMS proposes to calculate and extrapolate RADV audit payment error rates for, and determine premium refunds payable by, Medicare Advantage plans.  Our concerns with CMS’s proposed methodology include the fact that the proposed methodology does not take into account the “error rate” in the original Medicare fee-for-service data that was used to develop the risk adjustment system and that retroactive audit and payment adjustments undermine the actuarial soundness of Medicare Advantage bids.  CMS has indicated that it may make retroactive contract-level premium payment adjustments based on the results of these RADV audits, which could occur during 2012.  CMS’s premium adjustments could be implemented prior to our, or other Medicare Advantage plans, having an opportunity to appeal the audit or payment error calculation results or methodology.  We are unable to predict the ultimate outcome of CMS’s final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years.  Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS’s selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Annual Report- Page 106

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

In addition, our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time we receive subpoenas and other requests for information from, CMS, the U.S. Department of Health and Human Services, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the Center for Consumer Information and Insurance Oversight, the Office of the Inspector General, the Office of Personnel Management, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. attorneys and other state and federal governmental authorities.  These government actions include inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding certain of our current and past business practices, including our overall claims processing and payment practices, our business practices with respect to our small group products, student health products or individual customers (such as market withdrawals, rating information, premium increases and medical benefit ratios), executive compensation matters and travel and entertainment expenses, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under “Out-of-Network Benefit Proceedings.”  There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, complaint and grievance processing, information privacy, provider network structure (including the use of performance-based networks), delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices, sales practices, and claim payment practices (including payments to out-of-network providers and payments on life insurance policies).  For example, New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and we have received requests for information from New York, Connecticut and Minnesota with respect to our life insurance claim payment and related escheat practices.  As a leading national health and related benefits company, we regularly are the subject of such government actions.  These government actions may prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds or other payments to members, beneficiaries or states, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs, such as the intermediate sanctions previously imposed on us by CMS that are described above under “CMS Actions.”

Estimating the probable losses or a range of probable losses resulting from litigation, government actions and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties or punitive damages that are discretionary in amount, involve a large number of claimants or regulatory authorities, represent a change in regulatory policy, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices.  In addition, because most legal proceedings are resolved over long periods of time, potential losses are subject to change due to, among other things, new developments, changes in litigation strategy, the outcome of intermediate procedural and substantive rulings and other parties’ settlement posture and their evaluation of the strength or weakness of their case against us.  Except as specifically noted above under “CMS Actions” with respect to the two ongoing RADV audits for the 2007 contract year, we are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above, and it is reasonably possible that their outcome could be material to us.

Annual Report- Page 107

Other Obligations
We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $133 million, $152 million and $170 million in 2011, 2010 and 2009, respectively. The future net minimum payments under non-cancelable leases for 2012 through 2016 are estimated to be $131 million, $103 million, $83 million, $50 million and $32 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2012 through 2016 are estimated to be $133 million, $75 million, $43 million, $25 million and $17 million, respectively.

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

Summarized financial information of our segment operations for 2011, 2010 and 2009 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions	Corporate Financing	Total Company
2011
Revenue from external customers	$30,793.9	$1,715.2	$172.0	$—	$32,681.1
Net investment income	338.2	266.0	326.6	—	930.8
Interest expense	—	—	—	246.9	246.9
Depreciation and amortization expense	442.2	5.0	—	—	447.2
Income taxes (benefits)	1,106.6	72.6	1.0	(88.1)	1,092.1
Operating earnings (loss) (1)	1,955.7	153.0	20.7	(163.7)	1,965.7
Segment assets	21,697.4	5,392.6	11,503.1	—	38,593.1
2010
Revenue from external customers	$31,023.9	$1,776.1	$162.2	$—	$32,962.2
Net investment income	418.8	275.1	362.4	—	1,056.3
Interest expense	—	—	—	254.6	254.6
Depreciation and amortization expense	437.5	6.9	—	—	444.4
Income taxes (benefits)	954.2	53.0	5.0	(134.8)	877.4
Operating earnings (loss) (1)	1,650.1	128.0	27.8	(250.5)	1,555.4
Segment assets	20,881.5	5,039.3	11,818.6	—	37,739.4
2009
Revenue from external customers	$31,631.6	$1,827.1	$183.8	$—	$33,642.5
Net investment income	392.5	274.1	369.8	—	1,036.4
Interest expense	—	—	—	243.4	243.4
Depreciation and amortization expense	409.1	6.9	—	—	416.0
Income taxes (benefits)	744.9	38.7	8.5	(167.4)	624.7
Operating earnings (loss) (1)	1,412.7	103.8	32.2	(310.8)	1,237.9
Segment assets	20,734.7	4,967.4	12,848.3	—	38,550.4

(1)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 109.

Annual Report- Page 108

A reconciliation of operating earnings (1) to net income in 2011, 2010 and 2009 was as follows:

(Millions)	2011	2010	2009
Operating earnings	$1,965.7	$1,555.4	$1,237.9
Net realized capital gains	109.1	183.8	55.0
Voluntary early retirement program	(89.1)	—	—
Transaction-related costs	—	(43.1)	—
Litigation-related insurance proceeds	—	101.5	24.9
Severance and facilities charge	—	(30.8)	(60.9)
ESI settlement	—	—	19.6
Net income	$1,985.7	$1,766.8	$1,276.5

(1)
In addition to net realized capital gains, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a one-time charge of $89.1 million ($137.0 million pretax) during 2011.

•
In 2010, we recorded transaction related costs of $43.1 million ($66.2 million pretax). These costs related to our Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation and the announced acquisition of Medicity.

•
Following a Pennsylvania Supreme Court ruling in June 2009, we recorded litigation-related insurance proceeds of $101.5 million ($156.3 million pretax) in 2010 and $24.9 million ($38.2 million pretax) in 2009 from our liability insurers related to certain litigation we settled in 2003.

•
In 2010 and 2009, we recorded severance and facilities charges of $30.8 million ($47.4 million pretax) and $60.9 million ($93.7 million pretax), respectively. The severance and facilities charges in each year related to actions taken that year or committed to be taken in the following year.

•
In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.

Revenues from external customers by product in 2011, 2010 and 2009 were as follows:

(Millions)	2011	2010	2009
Health care premiums	$27,189.2	$27,610.6	$28,243.8
Health care fees and other revenue	3,604.7	3,413.3	3,387.8
Group life	1,036.7	1,084.9	1,095.6
Group disability	632.6	639.1	663.7
Group long-term care	45.9	52.1	67.8
Large case pensions	172.0	162.2	183.8
Total revenue from external customers (1) (2)	$32,681.1	$32,962.2	$33,642.5

(1)	All within the U.S., except approximately $590 million, $429 million and $240 million in 2011, 2010 and 2009, respectively, which were derived from foreign customers.

(2)
Revenue from the U.S. federal government was $7.0 billion, $7.5 billion and $7.2 billion in 2011, 2010 and 2009, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2011, 2010 and 2009.

The following is a reconciliation of revenue from external customers to total revenues included in our statements of income in 2011, 2010 and 2009:

(Millions)	2011	2010	2009
Revenue from external customers	$32,681.1	$32,962.2	$33,642.5
Net investment income	930.8	1,056.3	1,036.4
ESI settlement (1)	—	—	30.2
Net realized capital gains	167.9	227.5	55.0
Total revenue	$33,779.8	$34,246.0	$34,764.1

(1)
In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.

Annual Report- Page 109

Long-lived assets, which are principally within the U.S., were $557 million and $529 million at December 31, 2011 and 2010, respectively.

20.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs and less than 5 years for GICs); so we established a reserve for anticipated future losses at the time of discontinuance.  This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts.  Because we projected anticipated cash shortfalls in our discontinued products, at the time of discontinuance we established a receivable from Large Case Pensions’ continuing products (which is eliminated in consolidation).

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

We review the adequacy of this reserve quarterly based on actual experience.  As long as our expectation of future losses remains consistent with prior projections, the results of the discontinued products are applied to the reserve and do not affect net income.  However, if actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income.  As a result of this review, the reserve at each of December 31, 2011 and 2010 reflects management's best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

The activity in the reserve for anticipated future losses on discontinued products in 2011, 2010 and 2009 was as follows (pretax):

(Millions)	2011	2010	2009
Reserve, beginning of period	$884.8	$789.2	$790.4
Operating loss	(16.9)	(15.4)	(34.8)
Net realized capital gains (losses)	28.4	111.0	(8.5)
Cumulative effect of new accounting standard as of April 1, 2009 (1)	—	—	42.1
Reserve, end of period	$896.3	$884.8	$789.2

(1)
The adoption of new accounting guidance from other-than-temporary impairments of debt securities in 2009 resulted in a cumulative effect adjustment at April 1, 2009. Refer to Note 2 beginning on page 66 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in our shareholders' equity since the results of discontinued products do not impact our operating results.

In 2011, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions. In 2010, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities and investment real estate. In 2009, discontinued products reflected net realized capital losses attributable to the unfavorable investment conditions that existed during the first half of 2009. During 2011, 2010 and 2009, our discontinued products also reflected operating losses. We evaluated the operating loss in 2011 against our expectations of future cash flows assumed in estimating the reserve and concluded that no adjustment to the reserve was required at December 31, 2011.

Annual Report- Page 110

The anticipated run-off of the discontinued products reserve balance at December 31, 2011 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2012	$47.9
2013	47.0
2014	46.0
2015	44.9
2016	43.6
Thereafter	666.9

Assets and liabilities supporting discontinued products at 2011 and 2010 were as follows: (1)

(Millions)	2011	2010
Assets:
Debt and equity securities available for sale	$2,589.7	$2,611.9
Mortgage loans	437.1	498.8
Other investments	619.2	601.6
Total investments	3,646.0	3,712.3
Other assets	130.0	90.4
Collateral received under securities loan agreements	—	35.1
Current and deferred income taxes	15.7	20.7
Receivable from continuing products (2)	523.2	492.4
Total assets	$4,314.9	$4,350.9
Liabilities:
Future policy benefits	$3,005.8	$3,162.2
Policyholders' funds	8.2	10.2
Reserve for anticipated future losses on discontinued products	896.3	884.8
Collateral payable under securities loan agreements	—	35.1
Other liabilities (3)	404.6	258.6
Total liabilities	$4,314.9	$4,350.9

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)	The receivable from continuing products is eliminated in consolidation.

(3)	Net unrealized capital gains on the available-for-sale debt securities are included in other liabilities and are not reflected in consolidated shareholders’ equity.

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $437 million (12% of the investment portfolio) at December 31, 2011. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $67 million (2% of the investment portfolio) at December 31, 2011, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

Annual Report- Page 111

At December 31, 2011, the expected run-off of the SPA and GIC liabilities, including future interest, was as follows:

(Millions)
2012	$423.4
2013	410.6
2014	387.0
2015	369.6
2016	352.4
Thereafter	4,475.5

The expected run-off of the SPA and GIC liabilities can vary from actual due to several factors, including, among other things, contract holders redeeming their contracts prior to contract maturity or additional amounts received from existing contracts. The liability expected at December 31, 1993 and actual liability balances at December 31, 2011, 2010 and 2009 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2009	$19.1	$3,103.9	$12.1	$3,301.0
2010	18.0	2,943.5	10.2	3,162.2
2011	17.0	2,780.5	8.2	3,005.8

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $412.0 million, $432.2 million and $447.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Participant-directed withdrawals from our discontinued products were not significant in the years ended ended December 31, 2011, 2010 or 2009.  Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

21.	Subsequent Events

In January 2012, we entered into three-year reinsurance agreements with Vitality Re III Limited, an unrelated insurer. The agreements allow us to reduce our required statutory capital and provide $150 million of collateralized excess of loss reinsurance coverage on a portion of Aetna's group Commercial Insured Health Care business.

On February 24, 2012, our Board declared a cash dividend of $.175 per common share that will be paid on April 27, 2012, to shareholders of record at the close of business on April 12, 2012.

Also on February 24, 2012, our Board approved a new share repurchase program that authorizes us to repurchase up to $750 million of our common stock.

Annual Report- Page 112

Management's Report on Internal Control Over Financial Reporting
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

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2011. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework.” Based on this assessment, management concluded that our ICOFR was effective at December 31, 2011. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 114.

Management's Responsibility for Financial Statements
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

The Audit Committee of Aetna's Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears on page 114.

Audit Committee Oversight
The Audit Committee of Aetna's Board of Directors is comprised solely of independent directors. The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and ICOFR. Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.

Annual Report- Page 113

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.
/s/KPMG LLP
Hartford, Connecticut
February 24, 2012

Annual Report- Page 114

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2011
Total revenue	$8,387.8	$8,344.4	$8,475.3	$8,572.3

Income before income taxes	$898.4	$821.1	$751.4	$606.9
Income taxes	(312.4)	(284.4)	(261.0)	(234.3)
Net income	$586.0	$536.7	$490.4	$372.6

Net income per share - basic (1)	$1.53	$1.42	$1.33	$1.04
Net income per share - diluted (1)	1.50	1.39	1.30	1.02

Dividends declared per share	$.15	$.15	$.15	$.175
Common stock prices, high	38.87	45.91	45.23	43.73
Common stock prices, low	31.04	36.52	34.55	34.33

2010
Total revenue	$8,621.5	$8,545.8	$8,538.8	$8,539.9

Income before income taxes	$801.0	$763.5	$767.2	$312.5
Income taxes	(238.4)	(272.5)	(269.6)	(96.9)
Net income	$562.6	$491.0	$497.6	$215.6

Net income per share - basic (1)	$1.30	$1.16	$1.21	$.54
Net income per share - diluted (1)	1.28	1.14	1.19	.53

Dividends declared per share	$—	$—	$.04	$—
Common stock prices, high	35.38	35.17	31.61	31.99
Common stock prices, low	28.63	26.38	25.99	29.62

(1)	Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Annual Report- Page 115

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor's 500 Stock Index (“S&P 500”) and the cumulative total return on the published Morgan Stanley Healthcare Payors Index (“MSHPI”) from December 31, 2006 through December 31, 2011. The graph assumes a $100 investment in shares of our common stock on December 31, 2006.

(1)
At December 31, 2011, the companies included in the MSHPI were: Aetna Inc., Amerigroup Corporation, Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans, Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

Annual Report- Page 116