Form 10-K, Exhibit 13
period 2012-12-31
AETNA INC /PA/
filed 2013-02-19
CIK 1122304

Exhibit 13.1

2012 Aetna Annual Report, Financial Report to Shareholders

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2012 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Page	Description
2-75
Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) - The MD&A provides a review of our operating results for the years 2010 through 2012, as well as our financial condition at December 31, 2012 and 2011. The MD&A should be read in conjunction with our consolidated financial statements and notes thereto. The MD&A includes the following:

2	Overview - We begin our MD&A with an overview of earnings, cash flows and significant developments for the last three years and our outlook for 2013.
7	Health Care - We discuss the factors affecting Health Care revenues and operating earnings in this section.
11	Group Insurance - We discuss the factors affecting Group Insurance revenues and operating earnings in this section.
12	Large Case Pensions - We discuss the factors affecting Large Case Pensions operating earnings, including the results of our discontinued products, in this section.
14
Investments - As an insurer, we have a significant investment portfolio to support our liabilities and capital. In this section, we discuss our investments and realized capital gains and losses and describe our evaluation of the risk of our market-sensitive instruments.

17	Liquidity and Capital Resources - In this section, we discuss our cash flows, financing resources, contractual obligations and other matters that may affect our liquidity and cash flows.
22	Critical Accounting Estimates - In this section, we discuss the accounting estimates we consider critical in preparing our financial statements.
28	Regulatory Environment - In this section, we discuss the regulatory environment in which we operate.
47
Forward-Looking Information/Risk Factors - We conclude our MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, cash flows, financial condition and/or operating results.

76	Selected Financial Data - We provide selected annual financial data for the most recent five years.
77
Consolidated Financial Statements - We include our consolidated balance sheets at December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years 2010 through 2012.

82	Notes to Consolidated Financial Statements
135
Reports of Management and our Independent Registered Public Accounting Firm - We include a report on our responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP's opinion on our consolidated financial statements and internal control over financial reporting.

137	Quarterly Data (unaudited) - We provide selected quarterly financial data for each of the last eight quarters.
138
Corporate Performance Graph - We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indices for the years 2007 through 2012.

Annual Report- Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving approximately 37.3 million people with information and resources to help them in consultation with their health care professionals make better informed decisions about their health care.  We offer a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans and medical management capabilities, Medicaid health care management services and health information technology services.  Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2012	2011	2010
Revenue:
Health Care	$33,005.5	$31,254.0	$31,604.0
Group Insurance	2,145.9	2,025.6	2,118.6
Large Case Pensions	1,444.5	500.2	523.4
Total revenue	36,595.9	33,779.8	34,246.0
Net income	1,657.9	1,985.7	1,766.8
Operating earnings: (1)
Health Care	1,752.1	1,955.7	1,650.1
Group Insurance	161.5	153.0	128.0
Large Case Pensions	17.8	20.7	27.8
Cash flows from operations	1,822.0	2,507.8	1,412.1

(1)
Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term “GAAP” refers to U.S. generally accepted accounting principles).  Refer to “Segment Results and Use of Non-GAAP Measures in this Document” beginning on page 7 for a discussion of non-GAAP measures.  Refer to pages 8, 12 and 13 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.

We analyze our operating results based on operating earnings, which excludes from net income net realized capital gains and losses as well as other items. Operating earnings for the past three years were primarily generated from our Health Care segment. This segment produced lower operating earnings in 2012 than 2011 but higher operating earnings in 2011 when compared to 2010.

Operating earnings in 2012 were lower when compared to 2011 primarily due to lower Commercial underwriting margins in our Health Care segment (calculated as premiums less health care costs). Operating earnings in 2011 were higher than 2010 primarily as a result of higher Commercial underwriting margins in our Health Care segment. In 2012, underwriting margins in the Health Care segment were lower than 2011 primarily due to the favorable impact of development of prior-years' health care cost estimates on 2011 underwriting margins and consideration of our 2011 experience in 2012 pricing. In 2011, underwriting margins in the Health Care segment were higher than 2010 primarily as a result of low medical utilization, continued pricing discipline, medical cost management and unit cost controls. There was no significant development of prior-years' health care cost estimates in 2012. Our underwriting margins in 2011 and 2010 included $207 million and $118 million, respectively, of before-tax favorable development of prior-years' health care cost estimates.

Total revenue increased in 2012 when compared to 2011 primarily due to an increase in Commercial Health Care premium and fees and other revenue as well as $941.4 million of one-time Large Case Pensions premium. Total revenue declined during 2011 when compared to 2010 primarily due to a decline in Health Care premium as a result of lower Commercial Insured membership due primarily to lapsed customers and in-group attrition that exceeded

Annual Report- Page 2

new sales, which was partially offset by higher Health Care fees and other revenue, primarily as a result of our 2011 acquisitions.

In 2012, our Health Care segment experienced flat medical Insured membership (where we assume all or a majority of the risk for medical and dental care costs) and lower medical membership in our administrative services contract (“ASC”) products (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs). Within our insured membership in the Health Care segment, our Medicare membership increased by approximately 125 thousand, which was offset by lower Commercial insured and Medicaid insured membership. During 2012, membership for our dental products declined and for our pharmacy benefit management services products declined slightly. At December 31, 2012, we served over 18.2 million medical members (consisting of approximately 32% Insured members and 68% ASC members), 13.6 million dental members and 8.8 million pharmacy benefit management services members.  At December 31, 2011, we served approximately 18.5 million medical members (consisting of approximately 31% Insured members and 69% ASC members), 13.7 million dental members and 8.8 million pharmacy benefit management services members. Refer to “Health Care - Membership” on page 11 for further information.

During the past three years our cash flows supported both new and ongoing initiatives.
We generated substantial cash flows from our businesses in the past three years, which we used to support our growth strategies, repurchase our common stock, repurchase our long-term debt and contribute to our pension plan.

With respect to our growth strategies, cash flows from our business will support our proposed acquisition of Coventry Health Care, Inc. (“Coventry”) in 2013 and have supported the 2011 acquisitions which have advanced our business strategies.

On August 19, 2012, we entered into a definitive agreement (as amended, and as may be further amended, the “Merger Agreement”) to acquire Coventry in a transaction valued at approximately $7.3 billion, based on the closing price of Aetna common shares on August 17, 2012, including the assumption of Coventry debt. Coventry is a diversified managed health care company that offers a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers' compensation, and network rental services. We project that the Coventry acquisition will add medical membership, which will enhance our diversified portfolio, increase our presence in government programs, which is an important element of our growth strategy, and improve our positioning and reach in health insurance exchange-based businesses.

Under the terms of the Merger Agreement, Coventry stockholders will receive $27.30 in cash and 0.3885 Aetna common shares for each Coventry share. In November 2012, we issued $2.0 billion of long-term debt to fund a portion of the cash purchase price for the proposed acquisition, and Coventry's stockholders approved the transaction. We expect to finance the remainder of the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $500 million of commercial paper. We made customary representations, warranties and covenants in the Merger Agreement, including, among others, a covenant subject to certain exceptions, to conduct our business in the ordinary course between the execution of the Merger Agreement and the closing of the transaction.

We continue to work with the U.S. Department of Justice to obtain clearance for the proposed acquisition, and as of January 31, 2013, we had obtained 18 out of 21 requisite state regulatory approvals to close the transaction. The proposed acquisition is currently projected to close in mid-2013 and remains subject to customary closing conditions, including expiration of the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) waiting period and approvals of state departments of insurance and other regulators, and therefore has not been reflected in this Annual Report, including any projections for future periods, unless expressly stated otherwise.

In connection with the proposed Coventry acquisition, in January 2013, we entered into a definitive agreement to sell our Missouri Medicaid business, Missouri Care, Incorporated (“Missouri Care”), to WellCare Health Plans, Inc. The purchase price is not material.

Annual Report- Page 3

During 2011, we completed the acquisitions of Medicity Inc. (“Medicity”), Prodigy Health Group (“Prodigy”), Genworth Financial, Inc.'s (“Genworth's”) Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. (“PayFlex”).

•Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which will be tax deductible. This acquisition enabled us to offer a set of convenient, easy-to-access technology solutions for physicians, hospitals and other health care providers. Medicity is a key component of our Accountable Care Solutions (“ACS”) offerings. Our ACS solutions are focused on growing membership in our medical products through provider collaborations that are designed to lower costs.

•Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $445 million, of which approximately $52 million will be tax deductible. Prodigy extended our capabilities in the third-party administrator business and provided a separate option under the Prodigy brands that addresses affordability and quality for middle-sized and small businesses and customers who are primarily price-focused. In addition to enhancing our medical product offerings, Prodigy complements our ACS initiatives.

•Genworth Financial, Inc.’s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $276 million. We recorded $53 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets we acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. This acquisition brought members and enhanced our capabilities to grow our Medicare Supplement business, which include access to commercial retirees and Medicare Prescription Drug Plan members, multi-channel distribution and our other product offerings.

•PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $149 million, an immaterial amount of which will be tax deductible. Acquiring PayFlex extended our ability to provide members with flexible, customized, easy-to-use tools and solutions to better manage their health care expenses, and those capabilities enhance our medical product offerings.

Refer to Notes 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 90 and 93, respectively for additional information.

In 2012, 2011 and 2010, we repurchased approximately 32 million, 45 million and 52 million shares of our common stock at a cost of approximately $1.4 billion, $1.8 billion and $1.6 billion, respectively, under share repurchase programs authorized by Aetna's Board of Directors (our “Board”).

Annual Report- Page 4

We have contributed to our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) in each of the past three years. During both 2012 and 2011, we made voluntary cash contributions of $60 million and during 2010, we made a voluntary cash contribution of $505 million to the Aetna Pension Plan. We do not have any required contribution in 2013, although we may voluntarily contribute approximately $60 million to the Aetna Pension Plan in 2013.

Management Updates
On February 20, 2012, we announced that Kristi Ann Matus was joining Aetna as Executive Vice President, Government Services and will lead our government services businesses and that we would consolidate and realign our Commercial ASC and insurance businesses under Frank G. McCauley, who assumed the role of Executive Vice President, Commercial Businesses.

On June 7, 2012, we announced that Karen S. Rohan was joining Aetna as Executive Vice President, Head of Specialty Products and also will lead our distribution strategy.

On January 31, 2013, we announced the following changes;

•	Joesph M. Zubretsky, Senior Executive Vice President, Chief Financial Officer and Chief Enterprise Risk Officer, will lead National Businesses, a new organization within Aetna.

•
Shawn M. Guertin, has been appointed Senior Vice President, Chief Financial Officer and Chief Enterprise Risk Officer, effective February 25, 2013. Mr. Guertin will succeed Mr. Zubretsky as Chief Financial Officer and Chief Enterprise Risk Officer on that date.

•	Karen S. Rohan, Executive Vice President, will take on additional business responsibilities and lead Aetna's Local and Regional Businesses, a new organization within Aetna.

•	Frank G. McCauley, Executive Vice President, Commercial Businesses, will retire from Aetna during 2013.

Voluntary Early Retirement Program
In July 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a one-time charge for enhanced severance and benefits of $89 million ($137 million pretax) in the third quarter of 2011.

Medicare Update
During 2013, the Centers for Medicare & Medicaid Services (“CMS”) is expected to select Medicare Advantage contracts for contract year 2011 for risk adjustment data validation audit. In June 2011, CMS lifted the intermediate sanctions it had previously imposed on us in April 2010 that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts.  In September 2012, CMS notified us that we were again eligible to receive assignments of low-income subsidy PDP members from CMS.

Health Care Reform Legislation
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, “Health Care Reform”) has changed and will continue to make broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and we expect will continue to significantly impact our business operations and financial results, including our pricing and medical benefit ratios.  Health Care Reform presents us with new business opportunities, but also with new financial and regulatory challenges.  It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Annual Report- Page 5

Key components of the legislation will continue to be phased in over the next several years, with the most significant changes during that time due to occur in 2014, including health insurance exchanges (also known as health insurance marketplaces) (“Insurance Exchanges”), Medicare minimum medical loss ratios (“MLRs”), the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and new industry-wide fees, assessments and taxes.  We are dedicating and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state level health care reform.  While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including aspects of Insurance Exchanges, Medicaid expansion, the scope of “essential health benefits”, employer penalties, assessments, fees and taxes, community rating, reinsurance, risk transfer, risk adjustment and the implementation of Medicare minimum MLRs, require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  As a result, many of the impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us.

On June 28, 2012, the U.S. Supreme Court issued a decision that generally upheld the constitutionality of Health Care Reform. However, federal budget negotiations, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of Health Care Reform.

The Supreme Court decision also permits states to opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding, and governors in over a dozen states have indicated that they may not support Medicaid expansion. The ruling also creates uncertainty regarding the effectiveness of Health Care Reform's “maintenance of effort” (“MOE”) provision. If states are not subject to the MOE provision and allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth. We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of Health Care Reform or state level health care reform, nor can we predict the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

For additional information on Health Care Reform, refer to “Regulatory Environment” beginning on page 28, and for a discussion of certain factors that may cause our actual results to differ from currently anticipated results in connection with Health Care Reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 47.

Outlook for 2013
We expect to face continued external challenges in our business during 2013, including the adverse and uncertain economic environment, the implementation of Health Care Reform and a continued low interest rate environment for our investments. In 2013, we also expect an increase in Medicare as a percentage of our business and the experience-rated nature of our large group insured business to result in lower operating margins. We are seeking to offset these factors by pricing our products and services appropriately, managing our expenses, making strategic investments designed to diversify our revenue streams and position us for the future and effectively managing our capital. In mid-2013, we also expect to close on the proposed acquisition of Coventry.

Our primary business goals for 2013 are to drive profitable growth, including the successful integration of Coventry, and to prepare Aetna for success in 2013 and beyond, particularly for the implementation of Insurance Exchanges and guaranteed issue beginning in 2014.

Refer to “Forward-Looking Information/Risk Factors” beginning on page 47 for information regarding other important factors that may cause our actual results to differ from those currently projected in “Outlook for 2013” and/or otherwise materially affect us.

Annual Report- Page 6

Segment Results and Use of Non-GAAP Measures in this Document
The following discussion of operating results is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 128.  Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.  Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile to our consolidated results.  The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and other postretirement benefit plans (“OPEB”) expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Our discussion of our operating results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as allocating resources to each segment.  Operating earnings exclude from net income reported in accordance with GAAP net realized capital gains or losses as well as other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance.  We believe excluding net realized capital gains or losses from net income to arrive at operating earnings provides more meaningful information about our underlying business performance.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however, these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations.  In each segment discussion in this MD&A, we provide a table that reconciles operating earnings to net income.  Each table details the net realized capital gains or losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE

Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis and emerging businesses products and services, such as ACS, that complement and enhance our medical products.  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs).  We also offer Medicare and Medicaid products and services, and other medical products, such as medical management and data analytics services, medical stop loss insurance and products that provide access to our provider networks in select markets. We separately track premiums and health care costs for Medicare and Medicaid products; all other medical, dental and other Health Care products are referred to as Commercial.

Annual Report- Page 7

Operating Summary

(Millions)	2012		2011		2010
Premiums:
Commercial	$20,944.4		$20,263.9		$20,632.2
Medicare	6,250.6		5,485.0		5,896.1
Medicaid	1,677.0	—	1,440.3	—	1,082.3
Total premiums	28,872.0		27,189.2		27,610.6
Fees and other revenue	3,736.9		3,604.7		3,413.3
Net investment income	310.1		338.2		418.8
Net realized capital gains	86.5		121.9		161.3
Total revenue	33,005.5		31,254.0		31,604.0
Health care costs	23,728.9		21,653.5		22,719.6
Operating expenses:
Selling expenses	1,015.7		1,027.6		1,148.4
General and administrative expenses	5,480.3		5,404.8		4,884.8
Total operating expenses	6,496.0		6,432.4		6,033.2
Amortization of other acquired intangible assets	137.6		115.7		88.3
Total benefits and expenses	30,362.5		28,201.6		28,841.1
Income before income taxes	2,643.0		3,052.4		2,762.9
Income taxes	950.5		1,106.6		954.2
Net income	$1,692.5		$1,945.8		$1,808.7

The table presented below reconciles net income to operating earnings (1):

(Millions)	2012	2011	2010
Net income	$1,692.5	$1,945.8	$1,808.7
Net realized capital gains	(56.6)	(79.2)	(131.0)
Litigation-related settlement	78.0	—	—
Transaction and integration-related costs	14.1	—	43.1
Severance and/or facilities charge	24.1	—	30.8
Voluntary early retirement program	—	89.1	—
Litigation-related insurance proceeds	—	—	(101.5)
Operating earnings	$1,752.1	$1,955.7	$1,650.1

(1)
In addition to net realized capital gains, the following items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In 2012, we recorded a charge of $78.0 million ($120.0 million pretax) related to the settlement of purported class action litigation regarding Aetna's payment practices related to out-of-network health care providers.

•
In 2012. we incurred transaction and integration-related costs of $25.4 million ($32.6 million pretax) related to the proposed acquisition of Coventry, of which $14.1 million ($15.2 million pretax) were recorded in the Health Care segment. Transaction costs include advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in our Consolidated Statements of Income in general and administrative expenses. Transaction costs also include the cost of a bridge credit agreement that was in place prior to permanent financing that was obtained in November 2012 for the proposed Coventry acquisition as well as the negative cost of carry associated with such permanent financing. The cost of the bridge credit agreement is reflected in our Consolidated Statements of Income in interest expense. The components of negative cost of carry associated with the permanent financing are reflected in our Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses.

•
In 2012, we recorded a severance charge of $24.1 million ($37.0 million pretax). In 2010, we recorded severance and facilities charges of $30.8 million ($47.4 million pretax). The 2012 severance charge and 2010 severance and facilities charges each related to actions taken that year or committed to be taken in the following year.

•
In 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a charge of $89.1 million ($137.0 million pretax) during the third quarter of 2011.

•
In 2010, we recorded transaction-related costs of $43.1 million ($66.2 million pretax). These costs related to our Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation and the announced acquisition of Medicity.

•
Following a Pennsylvania Supreme Court ruling in June 2009, we recorded litigation-related proceeds of $101.5 million ($156.3 million pretax) in 2010 from our liability insurers related to certain litigation we settled in 2003.

Annual Report- Page 8

Operating earnings in 2012 decreased compared to 2011.
2012 operating earnings were lower than 2011, primarily due to lower Commercial underwriting margins which declined primarily due to the favorable impact of development of prior-years' health care cost estimates on 2011 Commercial underwriting margins and consideration of our 2011 experience in our 2012 pricing, partially offset by higher underwriting margins in our Medicare business, primarily the result of our 2011 acquisition of Genworth's Medicare Supplement business. 2011 operating earnings were higher than 2010, primarily due to higher Commercial underwriting margins as a result of low medical utilization, disciplined execution of our pricing and medical cost management strategies and unit cost controls. There was no significant development of prior-years' health care cost estimates in 2012. Our operating earnings in 2011 and 2010 included $132 million and $76 million, respectively, of after-tax favorable development of prior-years' health care cost estimates. Refer to our discussion of Commercial results below for additional information.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by premiums.  Our MBRs by product for the last three years were:

	2012	2011	2010
Commercial	81.1%	77.9%	80.6%
Medicare	83.8%	84.0%	87.3%
Medicaid	89.0%	87.3%	87.5%
Total	82.2%	79.6%	82.3%

Refer to our discussion of Commercial and Medicare results below for an explanation of the changes in our MBRs.

Commercial operating results reflect lower underwriting margins and lower Insured membership in 2012 compared to 2011.
Commercial premiums were $681 million higher in 2012 than 2011, primarily due to higher Commercial premium rates partially offset by lower Commercial Insured membership in 2012. Commercial premiums were $368 million lower in 2011 than 2010, primarily due to lower Commercial Insured membership, partially offset by premium rate increases as well as changes in the customer market, product and geographic mix of business.

Our Commercial MBRs were 81.1%, 77.9% and 80.6% for 2012, 2011 and 2010, respectively. The increase in our Commercial MBR in 2012 compared to 2011 is primarily due to the favorable impact of development of prior-years' health care cost estimates on the 2011 MBR and consideration of our 2011 experience in 2012 pricing. The decrease in our Commercial MBR in 2011 compared to 2010 reflects favorable development of prior-years' health care cost estimates in 2011 as well as disciplined execution of our pricing and medical cost management strategies and unit cost controls. There was no significant development of prior-years' health care cost estimates in 2012. Included in the 2011 Commercial MBR is approximately $171 million of favorable development of prior-years' health care cost estimates. The majority of this development resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services. Included in the 2010 Commercial MBR is approximately $60 million of favorable development of prior-years' health care cost estimates. This development primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors.

The calculation of Health Care Costs Payable is a critical accounting estimate (refer to “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 22 for additional information).

Annual Report- Page 9

Medicare results for 2012 reflect higher underwriting margins and an increase in membership compared to 2011.
Medicare premiums increased approximately $766 million in 2012 compared to 2011 and decreased approximately $411 million in 2011 compared to 2010. The increase in 2012 is primarily due to membership growth in Medicare Advantage and the full-year impact of the addition of Genworth's Medicare Supplement business, which we acquired in October 2011. The decrease in 2011 is primarily attributable to lower membership in our Medicare Advantage business, partially offset by the addition of the acquired Medicare Supplement business.

Our Medicare MBRs were 83.8%, 84.0% and 87.3% for 2012, 2011 and 2010, respectively. There was no significant development of prior-years' health care cost estimates in 2012. We had approximately $29 million and $40 million of favorable development of prior-years' health care cost estimates in 2011 and 2010, respectively. Our Medicare MBR declined slightly in 2012 compared to 2011 as an increase in the proportion of Medicare Supplement business, which has a lower MBR, was mostly offset by more competitive pricing intended to drive improved sales. The decrease in our Medicare MBR in 2011 compared to 2010 primarily reflects lower utilization of medical services and higher risk-adjusted CMS revenue.

Medicaid results for 2012 reflect continued revenue growth.
In 2012 and 2011, our Medicaid business experienced significant growth. Medicaid premiums increased approximately $237 million in 2012 compared to 2011 as a result of our in-state expansions, including membership increases in certain high acuity Medicaid contracts with greater per-member premium rates, primarily in Delaware and Illinois, and from our expanded presence in Missouri. These increases more than offset the decline in premium from other membership losses. During 2011, our Medicaid premiums were $358 million higher than 2010 as we added approximately 73 thousand medical members.

Other Sources of Revenue
Health Care fees and other revenue for 2012 increased $132 million compared to 2011 primarily as a result of the full-year impact of the revenues from our 2011 acquisitions. Health Care fees and other revenue for 2011 increased $191 million compared to 2010 primarily as a result of higher health care administration fee yields, primarily due to higher pharmacy benefit management fees, and the inclusion of revenues from our 2011 acquisitions.

General and Administrative Expenses
General and administrative expenses increased $76 million during 2012 compared to 2011 due primarily to the full year impact of operating expenses associated with our 2011 acquisitions and incremental investment spending on growth initiatives partially offset by continued execution of our expense reduction initiatives. General and administrative expenses increased $520 million during 2011 compared to 2010, due primarily to the inclusion of expenses associated with our 2011 acquisitions and incremental investments to promote growth. Additionally, included in 2010 results are litigation-related insurance proceeds which lowered general and administrative expenses.

Annual Report- Page 10

Membership
Health Care’s membership at December 31, 2012 and 2011 was as follows:

	2012			2011
(Thousands)	Insured	ASC	Total	Insured	ASC	Total
Medical:
Commercial	4,673	11,626	16,299	4,758	11,868	16,626
Medicare	448	—	448	398	—	398
Medicaid	399	858	1,257	436	836	1,272
Medicare Supplement	238	—	238	163	—	163
Total Medical Membership	5,758	12,484	18,242	5,755	12,704	18,459

Consumer-Directed Health Plans (1)			2,550			2,387

Dental:
Commercial	4,696	7,254	11,950	4,724	7,347	12,071
Medicare and Medicaid	243	453	696	194	458	652
Network Access (2)	—	969	969	—	947	947
Total Dental Membership	4,939	8,676	13,615	4,918	8,752	13,670

Pharmacy:
Commercial			8,002			8,177
Medicare PDP (stand-alone)			479			427
Medicare Advantage PDP			203			189
Medicaid			107			27
Total Pharmacy Benefit Management Services			8,791			8,820

(1)	Represents members in consumer-directed health plans who also are included in Commercial medical membership above.

(2)	Represents members in products that allow these members access to our dental provider network for a nominal fee.

Total medical membership at December 31, 2012 decreased compared to December 31, 2011, reflecting a decline in Commercial ASC membership due to lapsed customers and in-group attrition that exceeded new sales. This decrease was partially offset by membership growth in our Medicare Supplement and Medicare Advantage products.

Total dental membership at December 31, 2012 decreased compared to December 31, 2011 primarily due to lapsed customers that exceeded new sales in the Commercial ASC business.

Total pharmacy benefit management services membership decreased at December 31, 2012 compared to December 31, 2011 primarily due to a decrease in Commercial enrollment which was partially offset by growth in our Medicaid and Medicare businesses.

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

Annual Report- Page 11

Operating Summary

(Millions)	2012	2011	2010
Premiums:
Life	$1,066.8	$1,034.4	$1,082.5
Disability	623.6	534.5	536.5
Long-term care	45.9	45.9	52.1
Total premiums	1,736.3	1,614.8	1,671.1
Fees and other revenue	105.7	100.4	105.0
Net investment income	281.2	266.0	275.1
Net realized capital gains	22.7	44.4	67.4
Total revenue	2,145.9	2,025.6	2,118.6
Current and future benefits	1,532.6	1,413.4	1,536.6
Operating expenses:
Selling expenses	89.8	77.2	78.2
General and administrative expenses	280.5	275.6	264.3
Total operating expenses	370.3	352.8	342.5
Amortization of other acquired intangible assets	4.4	5.0	6.9
Total benefits and expenses	1,907.3	1,771.2	1,886.0
Income before income taxes	238.6	254.4	232.6
Income taxes	62.3	72.6	53.0
Net income	$176.3	$181.8	$179.6

The table presented below reconciles net income to operating earnings:

(Millions)	2012	2011	2010
Net income	$176.3	$181.8	$179.6
Net realized capital gains	(14.8)	(28.8)	(51.6)
Operating earnings	$161.5	$153.0	$128.0

Operating earnings for 2012 increased $9 million when compared to 2011, primarily due to higher revenues largely from higher net investment income related to the receipt of mortgage loan and bond prepayment fees and other investments, which more than offset the pressure on yields from the current low interest rate environment. Operating earnings for 2011 increased $25 million when compared to 2010, primarily due to higher underwriting margins (calculated as premiums less current and future benefits) from our life and disability products, partially offset by lower underwriting margins in our long-term care products. In 2010, our underwriting margins reflect an increase in our long-term disability reserves as a result of using a lower discount rate, reflecting lower yields in the investment portfolio supporting this business.

Our group benefit ratios, which represent current and future benefits divided by premiums, were 88.3% for 2012, 87.5% for 2011, and 92.0% for 2010.

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Annual Report- Page 12

Operating Summary

(Millions)	2012	2011	2010
Premiums	$165.7	$161.0	$151.0
Group annuity contract conversion premium (1)	941.4	—	—
Net investment income	327.0	326.6	362.4
Other revenue	10.9	11.0	11.2
Net realized capital (losses) gains	(.5)	1.6	(1.2)
Total revenue	1,444.5	500.2	523.4
Current and future benefits	475.5	463.1	476.8
Benefit expense on group annuity contract conversion (1)	941.4	—	—
General and administrative expenses	12.6	14.3	12.6
Total benefits and expenses	1,429.5	477.4	489.4
Income before income taxes	15.0	22.8	34.0
Income (benefits) taxes	(2.4)	1.0	5.0
Net income	$17.4	$21.8	$29.0

(1)
In the fourth quarter of 2012, pursuant to a contractual right exercised by a contract holder, an existing group annuity contract converted from a participating to a non-participating contract.  Upon conversion, we recorded a $941.4 million one-time non-cash group annuity conversion premium for this contract and a corresponding $941.4 million one-time non-cash benefit expense on group annuity conversion for this contract.

The table presented below reconciles net income to operating earnings:

(Millions)	2012	2011	2010
Net income	$17.4	$21.8	$29.0
Net realized capital losses (gains)	.4	(1.1)	(1.2)
Operating earnings	$17.8	$20.7	$27.8

Operating earnings declined in each of the last two years, which is consistent with the run-off nature of this segment.

Discontinued Products
Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs and less than 2 years for GICs); so we established a reserve for anticipated future losses at the time of discontinuance.  We provide additional information on this reserve, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 131.

The operating summary for Large Case Pensions above includes revenues and expenses related to our discontinued products, with the exception of net realized capital gains and losses which are recorded as part of current and future benefits.  Since we established a reserve for future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the results of the discontinued products are applied against the reserve and do not impact net income for Large Case Pensions. If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income.  In those cases, we disclose such adjustment separately in the operating summary.  Management reviews the adequacy of the discontinued products reserve quarterly.  The current reserve reflects management's best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

Annual Report- Page 13

The activity in the reserve for anticipated future losses on discontinued products for the last three years (pretax) was:

(Millions)	2012	2011	2010
Reserve, beginning of period	$896.3	$884.8	$789.2
Operating loss	(2.0)	(16.9)	(15.4)
Net realized capital gains	84.2	28.4	111.0
Reserve, end of period	$978.5	$896.3	$884.8

In 2012, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from other investments. In 2011, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions. In 2010, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities and investment real estate. During 2012, 2011 and 2010, our discontinued products also reflected operating losses.

We review the adequacy of the discontinued products reserve quarterly and, as a result, the reserve at December 31, 2012 reflects our best estimate of anticipated future losses. Specifically, we evaluated these results in 2012, 2011 and 2010 against expectations of future cash flows assumed in estimating this reserve and do not believe an adjustment to this reserve was required at December 31, 2012, 2011 or 2010.

INVESTMENTS

At December 31, 2012 and 2011 our investment portfolio consisted of the following:

(Millions)	2012	2011
Debt and equity securities available for sale	$18,827.8	$17,390.8
Mortgage loans	1,643.6	1,648.5
Other investments	1,448.7	1,255.7
Total investments	$21,920.1	$20,295.0

The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by the contract holders and not by us (subject to, among other things, certain minimum guarantees).

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our operating results.  Our investment portfolio supported the following products at December 31, 2012 and 2011:

(Millions)	2012	2011
Experience-rated products	$1,660.3	$1,645.0
Discontinued products	3,675.5	3,646.0
Remaining products (1)	16,584.3	15,004.0
Total investments	$21,920.1	$20,295.0

(1)
At December 31, 2012, we held investments of approximately $929.2 million related to the conversion of an existing group annuity contract from a participating to a non-participating contract, which are included in our total investments of the Large Case Pensions segment supporting non-experience-rated products. These investments are legally segregated and are not subject to claims that arise out of our business and only support Aetna's future policy benefit obligations under that group annuity contract. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 82 for additional information.

Annual Report- Page 14

Assets supporting experience-rated products may be subject to contract holder or participant withdrawals. Experience-rated contract holder and participant-directed withdrawals for the last three years were as follows:

(Millions)	2012	2011	2010
Scheduled contract maturities and benefit payments (1)	$236.2	$245.1	$254.0
Contract holder withdrawals other than scheduled contract
maturities and benefit payments	4.7	31.1	25.9
Participant-directed withdrawals (2)	2.3	3.9	3.9

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)
Approximately $569.1 million, $549.3 million and $527.8 million at December 31, 2012, 2011 and 2010, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $84.8 million, $94.4 million and $95.3 million at December 31, 2012, 2011 and 2010, respectively, of experience-rated pension contracts supported by our general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Debt and Equity Securities
The debt securities in our investment portfolio had an average credit quality rating of A at both December 31, 2012 and 2011, with approximately $4.6 billion at December 31, 2012 and $4.4 billion at December 31, 2011, rated AAA, respectively.  The debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) were $1.1 billion at December 31, 2012 and $1.2 billion at December 31, 2011 (of which 19% and 20% at December 31, 2012 and 2011, respectively, supported our discontinued and experience-rated products).

At December 31, 2012 and 2011, we held approximately $694 million and $733 million, respectively, of municipal debt securities that were guaranteed by third parties, representing approximately 3% and 4% of our total investments, respectively.  These securities had an average credit quality rating of A+ at both December 31, 2012 and 2011 with and without the guarantee.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

At December 31, 2012 and 2011, approximately 1% and 2%, respectively, of our investment portfolio was comprised of investments that are either European sovereign, agency, or local government debt or European corporate issuers of countries which, in our judgment based on an analysis of market-yields, are experiencing economic, fiscal or political strains such that the likelihood of default may be higher than if those factors did not exist.

We classify our debt and equity securities as available for sale, and carry them at fair value on our balance sheet.  Approximately 1% of our debt and equity securities at both December 31, 2012 and 2011 were valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP).  Refer to Note 10 of Notes to Consolidated Financial Statements beginning on page 102 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

At December 31, 2012 and 2011, our debt and equity securities had net unrealized capital gains of $1.9 billion and $1.5 billion, respectively, of which $540 million and $457 million, respectively, related to our experience-rated and discontinued products.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 95 for details of gross unrealized capital gains and losses by major security type, as well as details on our debt securities with unrealized capital losses at December 31, 2012 and 2011.  We regularly review our debt securities to determine if a decline in fair value below the carrying value is other-than-temporary.  If we determine a decline in fair value is other-than-temporary, we will write down the carrying value of the security.  The amount of the credit-related impairment is included in our operating results, and the non-credit component is included in other comprehensive income if we do not intend to sell the security.  Accounting for other-than-temporary impairment (“OTTI”) of our debt securities is considered a critical accounting estimate.  Refer to “Critical Accounting Estimates - Other-Than-Temporary Impairment of Debt Securities” on page 27 for additional information.

Annual Report- Page 15

Net Realized Capital Gains and Losses
Net realized capital gains were $109 million in 2012, $168 million in 2011 and $228 million in 2010. The net realized capital gains in 2012, 2011 and 2010 primarily reflect sales of debt securities which were partially offset by losses on derivative transactions.

Yield-related OTTI losses were not significant in 2012, 2011 or 2010. In addition, we had no individually material realized capital losses on debt or equity securities that impacted our operating results in 2012, 2011 or 2010.

Mortgage Loans
Our mortgage loan portfolio (which is collateralized by commercial real estate) represented approximately 7% and 8% of our total invested assets at December 31, 2012 and 2011, respectively.  There were no material impairment reserves on these loans at December 31, 2012 or 2011.  Refer to Note 8 of Notes to Consolidated Financial Statements on page 95 for additional information on our mortgage loan portfolio.

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate.  We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio.  In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads.  Our use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, forward contracts, futures contracts, warrants, put options and credit default swaps.  These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, we expect these instruments to reduce overall risk.

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

On a quarterly basis, we review the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, operating results and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. Interest rate changes represent the most material risk exposure category for us. We determine the potential effect of interest rate risk on near-term net income, cash flow and fair value based on commonly-used models. The models project the impact of interest rate changes on a wide range of factors, including duration, put options and call options. We also estimate the impact on fair value based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 15% in prices for domestic equity securities.

Assuming an immediate 100 basis point increase in interest rates and immediate decrease of 15% in the prices for domestic equity securities, the theoretical decline in the fair values of our market sensitive instruments was $642 million ($987 million pretax) at December 31, 2012.

•
Approximately $433 million ($666 million pretax) was the result of the theoretical reduction of the fair value of our long-term debt. Changes in the fair value of our long-term debt do not impact our financial position or operating results.

Annual Report- Page 16

•
The remaining $209 million ($321 million pretax) was from the theoretical reduction in the fair value of our investment securities partially offset by the theoretical reduction in the value of interest rate sensitive liabilities. Reductions in the fair value of our investment securities would be reflected as an unrealized loss in equity, as we classify these securities as available for sale. We do not record our liabilities at fair value.

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, operating results or cash flows as of December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
We meet our operating cash requirements by maintaining liquidity in our investment portfolio, using overall cash flows from premiums, fees and other revenue, deposits and income received on investments, and issuing commercial paper from time to time.  We monitor the duration of our investment portfolio of highly marketable debt securities and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities.  Overall cash flows are used primarily for claim and benefit payments, contract withdrawals, operating expenses, share and debt repurchases and shareholder dividends. These cash flows are also used to support our growth strategies including acquisitions. In addition, we have committed short-term borrowing capacity of $2.0 billion through a five-year revolving credit facility agreement that expires in March 2017.

Presented below is a condensed statement of cash flows for each of the last three years. We present net cash flows used for operating activities and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 81 for additional information.

(Millions)	2012	2011	2010
Cash flows from operating activities
Health Care and Group Insurance	$2,051.8	$2,746.9	$1,644.9
Large Case Pensions	(229.8)	(239.1)	(232.8)
Net cash provided by operating activities	1,822.0	2,507.8	1,412.1
Cash flows from investing activities
Health Care and Group Insurance	(477.7)	(2,222.3)	429.8
Large Case Pensions	246.4	342.1	204.7
Net cash (used for) provided by investing activities	(231.3)	(1,880.2)	634.5
Net cash provided by (used for) financing activities	308.8	(1,815.5)	(1,382.6)
Net increase (decrease) in cash and cash equivalents	$1,899.5	$(1,187.9)	$664.0

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.1 billion in 2012, $2.7 billion in 2011 and $1.6 billion in 2010. The decrease in 2012 compared to 2011 is primarily attributable to lower net income in 2012 as well as benefit payments in 2012 for our voluntary early retirement program that we implemented in 2011 and minimum MLR rebate payments in 2012 related to 2011 experience. The increase in 2011 compared to 2010 is primarily attributable to improved operating performance and lower voluntary contributions to the Aetna Pension Plan.

Annual Report- Page 17

Cash flows used for investing activities decreased in 2012 compared to 2011 reflecting reduced cash used for acquisitions. Cash flows from investing activities decreased in 2011 compared to 2010 primarily due to the $1.6 billion in acquisitions we completed during 2011 and lower proceeds from sale and maturities of investments. Our 2011 acquisitions increased membership, enhanced our capabilities and contributed to service fee and other revenue growth. There were no acquisitions completed in 2010. Refer to Note 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 90 and 93, respectively, for additional information.

Cash flows provided by financing activities in 2012 primarily reflect an aggregate $2.7 billion of cash provided by our November 2012 long-term debt financing for the proposed acquisition of Coventry as well as our May 2012 long-term debt financing, partially offset by share repurchases, net repayments of long-term and short-term debt and dividend payments. Refer to Note 14 of Notes to Consolidated Financial Statements on page 120 for additional information about debt issuance and repayments.

During the last three years, we repurchased our common stock under various repurchase programs authorized by our Board. In 2012, 2011 and 2010, we repurchased approximately 32 million, 45 million and 52 million shares of common stock at a cost of $1.4 billion, $1.8 billion and $1.6 billion, respectively. At December 31, 2012, the capacity remaining under our Board-approved share repurchase program was approximately $505 million.

Long-Term Debt
In November 2012, we issued $500 million of 1.50% senior notes due 2017, $1.0 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042 (collectively, the “2012 Coventry-related senior notes”), in connection with the proposed acquisition of Coventry which is projected to be completed in mid-2013. In the period from August 2012 through October 2012, prior to issuing the 2012 Coventry-related senior notes, we entered into 16 interest rate swaps with an aggregate notional value of $2.0 billion and designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt. We terminated the swaps prior to issuing the 2012 Coventry-related senior notes and paid an aggregate of $4.8 million to the swap counterparties upon termination of the swaps. The related $4.8 million pretax loss is recorded in accumulated other comprehensive loss net of tax and is being amortized as an increase to interest expense over the first 10, 20 and 60 semi-annual interest payments associated with the respective 2012 Coventry-related senior notes.

In May 2012, we issued $250 million of 1.75% senior notes due in 2017 and $500 million of 4.5% senior notes due in 2042 (collectively, the “2012 senior notes”), which provided us with cash proceeds of $720.4 million after underwriting fees and other offering expenses, and being issued at a discount. Prior to issuing the 2012 senior notes we terminated two interest rate swaps related to the forecasted future issuance of fixed-rate debt and paid an aggregate of $7.5 million to the swap counterparties upon that termination.

In 2012, we repurchased approximately $200 million of our outstanding senior notes and recorded a loss on that extinguishment of long-term debt of $55.2 million ($84.9 million pretax) during 2012.

During 2011, we repaid the $450 million aggregate principal amount of our 7.875% senior notes due March 2011. We also issued $500 million of 4.125% senior notes due 2021 and used the majority of the proceeds to repay the entire $450 million aggregate principal amount of our 5.75% senior notes due June 2011. In August 2010, we issued $750 million of 3.95% senior notes due 2020 in anticipation of the 2011 scheduled maturity of certain of our senior notes.

Annual Report- Page 18

Dividends
In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle. In December 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per share. In November 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per share. On February 19, 2013, our Board declared a cash dividend of $.20 per common share that will be paid on April 26, 2013, to shareholders of record at the close of business on April 11, 2013. Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share.  During 2012 and 2011 our Board declared the following cash dividends:

	Dividend Amount	Stockholders of	Date Paid/	Total Dividends
Date Declared	Per Share	Record Date	To be Paid	(Millions)
February 3, 2011	$.15	April 14, 2011	April 29, 2011	$57.0
May 20, 2011	.15	July 14, 2011	July 29, 2011	55.9
September 23, 2011	.15	October 13, 2011	October 28, 2011	54.3
December 2, 2011	.175	January 13, 2012	January 27, 2012	61.2
February 24, 2012	.175	April 12, 2012	April 27, 2012	60.8
May 18, 2012	.175	July 12, 2012	July 27, 2012	58.5
September 28, 2012	.175	October 11, 2012	October 26, 2012	58.6
November 30, 2012	.20	January 10, 2013	January 25, 2013	65.5

Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change. Prior to completion of the proposed Coventry acquisition, we are not permitted to declare, set aside or pay any dividend or other distribution other than a regular cash dividend in the ordinary course of business consistent with past practice. Our dividend policy following the completion of the proposed acquisition will be determined by our Board.

Revolving Credit Facility
On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Existing Credit Agreement”) with several financial institutions. The Existing Credit Agreement replaced our prior $1.5 billion five-year revolving credit agreement which was due to expire on March 27, 2013.

On September 24, 2012, and in connection with the proposed acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Existing Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment”, and together with the First Amendment and the Existing Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.5 billion. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. The Facility expires on March 27, 2017.

Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .070% to .150% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .100% at December 31, 2012.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 0.5 to 1.0.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2012.  There were no amounts outstanding under the Facility, the Existing Credit Agreement, or the replaced five-year revolving credit agreement at any time during the year ended December 31, 2012.

Annual Report- Page 19

Other Liquidity Information
From time to time, we use short-term commercial paper borrowings to address timing differences between cash receipts and disbursements. At December 31, 2012, we did not have any commercial paper outstanding. At December 31, 2011, we had approximately $426 million commercial paper outstanding with a weighted average interest rate of .38%.  The maximum amount of commercial paper borrowings outstanding during 2012 was $721 million. We expect to issue approximately $500 million of commercial paper in 2013 to finance a portion of the cash purchase price for the proposed Coventry acquisition.

Our debt to capital ratio (calculated as the sum of all short- and long-term debt outstanding (“total debt”) divided by the sum of shareholders' equity plus total debt) was approximately 38% and 30% at December 31, 2012 and 2011, respectively. The ratio increased in 2012 primarily due to long-term debt financing activity during 2012, including issuance of the 2012 Coventry-related senior notes. At the completion of the proposed acquisition of Coventry, we project our debt to capital ratio will be approximately 40% following the issuance of approximately $500 million of commercial paper to partially finance the cash portion of the proposed acquisition. Following the announcement of the proposed acquisition of Coventry in August 2012, each of A.M. Best, Fitch and Moody’s placed certain of our debt, financial strength and other credit ratings under review for possible downgrade. S&P has affirmed certain of our ratings and revised its outlook to stable from positive. Consistent with our expectations, Moody's has said it anticipates downgrading our long-term debt and financial strength ratings following the closing of the proposed acquisition of Coventry. We intend to lower our debt to capital ratio to approximately 35% over two years following the completion of the proposed Coventry acquisition. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, reinsurance and pledging or selling of assets.

Interest expense was $269 million, $247 million and $255 million for 2012, 2011 and 2010, respectively. The increase in interest expense during 2012 compared with 2011 was due to the higher average long-term debt levels as a result of the issuance of the 2012 senior notes in May 2012 and the 2012 Coventry-related senior notes in November 2012. The decrease in interest expense during 2011 compared with 2010 was due to lower overall average long-term debt levels primarily as a result of the repayments of senior notes in 2011.

In connection with the proposed Coventry acquisition, we expect to incur pretax transaction-related costs of approximately $120 million. In addition, we expect to record pretax integration-related costs of approximately $250 million to $300 million between 2013 and 2015. Pre-tax transaction and integration-related costs incurred in 2012 were $32.6 million.

Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan (i.e., the plan was “frozen”).  The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.  The decrease in our pension cost for 2012 and 2011 compared to 2010 is primarily the result of freezing the Aetna Pension Plan.  We expect our future pension expense to continue to be lower than 2010.

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. In the fourth quarter of 2011, we elected the 15 year amortization period for funding minimum required contributions which is allowed under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010. We do not have any mandatory contribution requirements for 2013; however, we may make a voluntary contribution of approximately $60 million to the Aetna Pension Plan in 2013. During both 2012 and 2011, we made voluntary cash contributions of $60 million to the Aetna Pension Plan, and in 2010, we made a voluntary cash contribution of $505 million to the Aetna Pension Plan.

Refer to Note 14 of Notes to Consolidated Financial Statements on page 120 for additional information on our short-term and long-term debt.

Annual Report- Page 20

Contractual Obligations
The following table summarizes certain estimated future obligations by period under our various contractual obligations at December 31, 2012, and does not include any indebtedness of Coventry. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2012 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under the Facility or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including our strategic growth initiatives.

(Millions)	2013	2014 - 2015	2016 - 2017	Thereafter	Total
Long-term debt obligations, including interest	$298.4	$594.1	$2,021.0	$8,089.6	$11,003.1
Operating lease obligations	123.0	159.5	69.6	52.0	404.1
Purchase obligations	157.0	204.4	81.0	6.9	449.3
Other liabilities reflected on our balance sheet: (1)
Future policy benefits (2)	739.9	1,387.2	1,100.6	4,365.9	7,593.6
Unpaid claims (2)	620.7	481.4	329.2	736.3	2,167.6
Policyholders' funds (2) (3)	1,276.9	90.9	64.2	739.5	2,171.5
Other liabilities (4)	2,281.4	180.7	92.7	220.3	2,775.1
Total	$5,497.3	$3,098.2	$3,758.3	$14,210.5	$26,564.3

(1)
Payments of other long-term liabilities exclude Separate Account liabilities of approximately $4.2 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of our business.

(2)
Total payments of future policy benefits, unpaid claims and policyholders' funds include approximately $689.6 million, $41.3 million and $168.1 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3)
Customer funds associated with group life and health contracts of approximately $288.1 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $181.3 million, before tax, have been excluded from the table above.

(4)	Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

•
Employee-related benefit obligations of $1.2 billion including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include expected benefit payments of approximately $390.1 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.

•	Deferred gains of $40.3 million which will be recognized in our earnings in the future in accordance with GAAP.

•	Net unrealized capital gains of $425.4 million, before tax, supporting discontinued products.

•	Minority interests of $69.4 million consisting of subsidiaries that we own less than 100%. This amount does not represent future cash payments we will be required to make.

•	Other payables of $35.5 million.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, at December 31, 2012, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.

Annual Report- Page 21

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on debt and shareholder dividends. In addition, at our discretion, we use these funds for other purposes such as funding share and debt repurchase programs, investments in new businesses and other purposes we consider advisable.

At December 31, 2012, we held investments of approximately $929.2 million related to the conversion of an existing group annuity contract from a participating to a non-participating contract, which are included in our total investments of the Large Case Pensions segment supporting non-experience-rated products. These investments are legally segregated and are not subject to claims that arise out of our business and only support Aetna's future policy benefit obligations under that group annuity contract. Refer to Notes 2 and 19 of Notes to Consolidated Financial Statements beginning on page 82 and 128 for additional information.

Off-Balance Sheet Arrangements
We do not have any guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future operating results, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 95 and 124, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2012.

Solvency Regulation
The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus (the “RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring an insurer to submit a comprehensive financial plan for increasing its RBC to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2012, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2012, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own RBC standards when they determine a company's rating.

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

Health Care Costs Payable
Approximately 90% of health care costs payable are estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”) at both December 31, 2012 and 2011. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

Annual Report- Page 22

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month's incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable. We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and changes in product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months prior to the financial statement date are less mature, we use a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. We place a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

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

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2012; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2012 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of our Notes to Consolidated Financial Statements on page 93, our prior year estimates of health care costs payable decreased by approximately $147 million, $394 million and $326 million in 2012, 2011 and 2010, respectively. These reductions were offset by estimated current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. When

Annual Report- Page 23

significant decreases (increases) in prior periods' health care cost estimates have occurred that we believe have significantly impacted our current period operating results, we have disclosed that amount as favorable (unfavorable) development of prior-periods' or prior-years' health care cost estimates. There was no significant development of prior-years' health care cost estimates during 2012. In 2011, we had approximately $207 million pretax of favorable development of prior-years' health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services. In 2010, we had approximately $118 million pretax of favorable development of prior-years' health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors.

During 2012 and 2011, we observed an increase in our completion factors relative to those assumed at the prior year end. After considering the claims paid in 2012 and 2011 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were 10 and 55 basis points higher, respectively, than previously estimated, resulting in a decrease of approximately $40 million in 2012 and $94 million in 2011 in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2012. However, based on our historical claim experience, it is reasonably possible that our estimated weighted average completion factor may vary by plus or minus 40 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $69 million pretax.

Also during 2012 and 2011, we observed that our health care cost trend rates for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2012 and 2011 with claim incurred dates for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 3.3% and 6.2%, respectively, lower than previously estimated, resulting in a reduction of approximately $107 million in 2012 and $300 million in 2011 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2012, we increased our assumed health care cost trend rates for the most recent three months by 4.5% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $176 million pretax.

Health care costs payable as of December 31, 2012 and 2011 consisted of the following products:

(Millions)	2012	2011
Commercial	$2,298.9	$2,046.9
Medicare	465.2	444.8
Medicaid	228.4	183.8
Total health care costs payable	$2,992.5	$2,675.5

Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims primarily related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities primarily relate to our life, disability and long-term care products.

Annual Report- Page 24

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

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rates for life waiver of premiums and long-term disability reserves at December 31, 2012 were consistent with the rates used at December 31, 2011 and 2010. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus one-half percentage point from year to year. A one-half percentage point decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $38 million pretax for 2012.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member's disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than ten percent during the course of a year. A ten percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $61 million pretax for 2012. When establishing our reserves at December 31, 2012, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2012, we held approximately $202 million in reserves for life claims incurred but not yet reported to us.

Annual Report- Page 25

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

Premium Deficiency Reserves on our Health Care and Group Insurance products
We recognize a premium deficiency loss when it is probable that expected future health care costs or expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Health Care or Group Insurance business at December 31, 2012 or 2011.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments resulting in a reduction to this reserve that have increased our net income. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. There was no release of this reserve in 2012, 2011 or 2010. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could positively or negatively impact our net income.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria are amortized over their useful lives, except for the valuation of business acquired which amortizes in proportion to estimated premiums over the expected life of the acquired contracts, and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results. There were no impairment losses recognized in any of the three years ended December 31, 2012.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension (“pension”) and OPEB plans for our employees and retirees. Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan, although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

Major assumptions used in the accounting for our defined benefit plans include the expected return on plan assets and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31, for each year presented). A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets can be found in Note 11 of Notes to Consolidated Financial Statements beginning on page 107.

Annual Report- Page 26

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with an average rating of AA based on ratings from Standard and Poor's and Fitch Ratings, and the equivalent ratings from Moody's Investors Service). We project the benefits expected to be paid from each plan at each point in the future based on each participant's current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases benefit income. In 2012, we decreased our weighted average discount rate to 4.17% and 3.94% for our pension and OPEB plans, respectively, from 4.98% and 4.78%, respectively, at the previous measurement date in 2011. A one-percentage point decrease in the assumed discount rate would decrease our annual pension costs by approximately $5 million after-tax and would have a negligible effect on our annual OPEB costs.

At December 31, 2012, our pension and OPEB plans had aggregate actuarial losses of $2.9 billion. Accumulated actuarial losses are primarily due to investment losses in 2008 and higher liabilities caused by lower discount rates used to determine the present value of future plan obligations. The accumulated actuarial loss is amortized over the expected life of pension plan participants (estimated to be up to 32 years at December 31, 2012 for the Aetna Pension Plan) and the expected life of OPEB plan participants (estimated to be up to 16 years at December 31, 2012) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2012, $2.2 billion of the actuarial loss was outside of the corridor, which will result in amortization of approximately $50 million after-tax in our 2013 pension and OPEB expense.

The expected return on plan assets and discount rate assumptions discussed above impacted the reported net periodic benefit costs and benefit obligations of our pension and OPEB plans, but did not impact the required contributions to these plans, if any. Minimum funding requirements for the Aetna Pension Plan were met in 2012 and 2011, and we were not required to make cash contributions for either of those years. However, in each of 2012 and 2011, we made $60 million in voluntary cash contributions to the Aetna Pension Plan. Our non-qualified supplemental pension plan and OPEB plans do not have minimum funding requirements.

Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 107 for additional information on our defined benefit pension and other postretirement benefit plans.

Other-Than-Temporary Impairment of Debt Securities
We regularly review our debt securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis or carrying amount of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The credit-related component is included in our operating results. The non-credit related component is included in other comprehensive income if we do not intend to sell the debt security and is included in our operating results if we intend to sell the debt security. We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with applicable accounting guidance promulgated by the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission (the “SEC”).

Among the factors we consider in evaluating whether a decline is other-than-temporary are whether the decline in fair value results from a change in the quality of the debt security itself, whether the decline results from a downward movement in the market as a whole, and the prospects for realizing the carrying value of the debt security based on the investment's current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine whether we intend to sell the debt security or if it is more likely than not that we will be required to sell the debt security before recovery of its cost basis. If either case is true, we recognize an other-than-temporary impairment, and the cost basis/carrying amount of the debt security is written down to fair value.

Annual Report- Page 27

Debt securities in an unrealized loss position for which we believe we will not recover the amortized cost due to the quality of the debt security or the credit-worthiness of the issuer are categorized as credit-related OTTI.

The risks inherent in assessing the impairment of a debt security include the risk that market factors may differ from our projections and the risk that facts and circumstances factored into our assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods are among the factors that may result in a current period decision to sell debt securities that were not impaired in prior reporting periods.

Revenue Recognition and Allowance for Estimated Terminations and Uncollectible Accounts
Our revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in our records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectible accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.

Health Care billings may be subsequently adjusted to reflect enrollment changes due to terminations or other factors. These adjustments are known as retroactivity adjustments. In each period, we estimate the amount of future retroactivity and adjust the recorded revenue accordingly. In each period, we also estimate the amount of uncollectible receivables and establish an allowance for uncollectible amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectible amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectible amounts when compared to our estimated levels would have a significant effect on Health Care's operating results.

Beginning in 2011, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform was recorded net of the estimated minimum MLR rebates for the current calendar year. We estimate the minimum MLR rebates by projecting MLRs for the individual, small group and large group markets, as defined by Health Care Reform, for each state in which each of our insurance entities operate. The claims and premiums used in estimating such rebates are modified for certain adjustments allowed by Health Care Reform and include a statistical credibility adjustment for those states with a number of members that is not statistically credible.

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 82, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT
General
Our operations are subject to comprehensive United States federal, state and local and comparable multiple levels of international regulation in the jurisdictions in which we do business.  The laws and rules governing our business and interpretations of those laws and rules continue to expand and become more restrictive each year and are subject to frequent change.  Health Care Reform has made and will continue to make extensive changes to the U.S. health care system and significantly increases the regulation of our business.  There also continues to be a heightened review by federal, state and international regulators of the health and related benefits industry's business and reporting practices.

Annual Report- Page 28

We must obtain and maintain regulatory approvals to price and market many of our products.  Supervisory agencies, including CMS, and the Center for Consumer Information and Insurance Oversight (“CCIIO”), as well as state health, insurance, managed care and Medicaid departments and state boards of pharmacy have broad authority to take one or more of the following actions:

•	Grant, suspend and revoke our licenses to transact business;

•	Suspend or exclude us from participation in government programs;

•	Suspend or limit our authority to market products;

•	Regulate many aspects of the products and services we offer, including the pricing and underwriting of such products and services;

•	Audit us and our performance of our contracts;

•	Assess damages, fines and/or penalties;

•	Terminate our contract with the agency;

•	Impose retroactive adjustments to premiums and require us to pay refunds to members;

•	Restrict our ability to conduct acquisitions or dispositions;

•	Monitor our solvency and reserve adequacy;

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria; and/or

•
Beginning in 2014, exclude our plans from participating in Insurance Exchanges if they are deemed to have a history of “unreasonable” premium rate increases or fail to meet other criteria set by HHS or the applicable state.

Our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by these agencies as well as state attorneys general and offices of inspector general, the Office of the Inspector General (the “OIG”), the Office of Personnel Management (the “OPM”), the U.S. Department of Health and Human Services (“HHS”), the U.S. Department of the Treasury (“Treasury”), the U.S. Department of Labor (“DOL”), the U.S. Food and Drug Administration (the “FDA”) and other state and federal government authorities.  In addition, from time to time we receive, and expect to continue to receive, subpoenas and other requests for information from CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, the DOL, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (the “FTC”), U.S. attorneys and other state, federal and international governmental authorities regarding, among other things, certain of our business practices.  For example, certain of our businesses have been reviewed or are currently under review for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model. These government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted, and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, payments under policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the federal false claims act (the “False Claims Act”)), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.

Health Care Reform, enacted in March 2010, has changed and will continue to make broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and we expect will continue to significantly impact our business operations and financial results, including our pricing and medical benefit ratios. Health Care Reform presents us with new business opportunities, but also with new financial and regulatory challenges. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Key components of the legislation will continue to be phased in over the next several years, with the most significant changes during that time due to occur in 2014, including health insurance exchanges (also known as health insurance marketplaces) (“Insurance Exchanges”), Medicare minimum medical loss ratios (“MLRs”), the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and new

Annual Report- Page 29

industry-wide fees, assessments and taxes. We are dedicating and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state level health care reform. While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of Health Care Reform, including aspects of Insurance Exchanges, Medicaid expansion, the scope of “essential health benefits”, employer penalties, assessments, taxes and fees, community rating, reinsurance, risk transfer, risk adjustment and the implementation of Medicare minimum MLRs, require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. As a result, many of the impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us.

On June 28, 2012, the U.S. Supreme Court generally upheld the constitutionality of Health Care Reform. However, federal budget negotiations, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform and the possibility of additional litigation challenging aspects of the law continue to create uncertainty about the ultimate impact of Health Care Reform. In addition, the federal and state governments continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have impacted or could materially impact various aspects of the health care system. We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of the health care system or Health Care Reform or the impact those changes will have on our business operations or financial results, but the effect could be materially adverse.

The expansion of health care coverage contemplated by Health Care Reform will be funded in part by significant fees, assessments and taxes on us and other health insurers, health plans and other market participants and individuals beginning in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources.  While not all-inclusive, the following are some of the key provisions of Health Care Reform (assuming it continues to be implemented in its current form). We continue to evaluate these provisions and the related regulations and regulatory guidance to determine the impact that they will have on our business operations and financial results:

•	The elimination of the remaining specified lifetime maximum and minimum annual coverage limits by 2014.

•	The application of “essential health benefits” requirements to individual and small group customers in 2014.

•
Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called “donut hole”) which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2020.

•
Required minimum MLRs for insured plans of 85% for large group customers and 80% for the individual and small group customers, which began January 1, 2011, with rebates issued to policyholders for the amount under the minimum, which began in mid-2012. Required minimum MLRs for Medicare Advantage and possibly Medicare Part D plans of 85% beginning with the 2014 contract year, with rebates for amounts under the minimum MLR and contract penalties for ongoing failure to achieve minimum MLRs. In the aggregate, these minimum MLR requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

•
Enhanced premium rate review and disclosure processes by states and HHS.  HHS has issued a final rule providing that states that have “effective review processes” will perform rate reviews, and HHS will perform reviews in all other states.  Although HHS has determined that a significant majority of states have an effective review process, HHS's final rule does not replace the current state premium rate approval process.  Instead it adds analysis and disclosure related to reasonableness of premium rate increases to the state process. The federal rate review requirements which may impact state approval and further limit, delay or otherwise affect our ability to price for the risk we assume.

•
Freezing 2011 Medicare Advantage payment rates for payments to us at 2010 levels, with additional reductions (we and other plans will ultimately receive a range of 95% of Medicare fee-for-service rates in

Annual Report- Page 30

high cost areas to 115% of Medicare fee-for-service rates in low cost areas) over a two- to six-year period which began in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan's CMS quality performance rating or “star rating.”

•
Non-deductibility of compensation of employees and certain other persons in excess of $500,000 effective in 2013, for compensation earned after 2009. This increased our federal income taxes beginning in 2010 and will continue to cause an increase in our federal income taxes in future years.

•
The imposition on us and other health insurers, health plans and other market participants of significant fees, assessments and taxes, including an annual non-deductible industry-wide $8 billion health insurer fee beginning in 2014 and growing to $14.3 billion by 2018 and increasing annually thereafter, and industry-wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively. The health insurer fee and reinsurance assessment will be first paid and expensed in 2014; however because our policies are annual, related premium increases resulting from this fee and this assessment for 2013 policies that have coverage into 2014 will increase the amount of premium recognized in 2013. Our effective income tax rate will increase significantly in 2014 as a result of the non-deductibility of the health insurer fee.

•
Multiple insurance reforms beginning in 2014, including rating limits and minimum benefit requirements, guaranteed issue and renewability of coverage in the individual and group markets, elimination of pre-existing conditions exclusions for all enrollees, elimination of annual limits on the dollar value of coverage, and a prohibition on eligibility waiting periods beyond 90 days. For example, beginning in 2014, Health Care Reform prohibits health insurers from using health status and gender in the determination of appropriate small group and individual premiums and limits the impact of age and tobacco use on that determination. These changes will likely have a significant impact on many individual and small group customers and could lead to adverse selection in the marketplace.

•
Insurance Exchanges for the individual and small group markets, which are scheduled to be operational in 2014, with enrollment processes scheduled to commence in October 2013. Throughout 2011 and 2012, HHS and other federal agencies issued several major proposed and certain final regulations governing state establishment of Insurance Exchanges, federal roles in Insurance Exchange administration, and rules applicable to insurers and other stakeholders. HHS also released rules governing the state and federal reinsurance, risk adjustment and risk corridor programs designed to mitigate adverse selection and provide premium rate stability in individual and small group Insurance Exchanges; however, the terms of these three programs in each state are not yet known. It is currently anticipated that for 2014 certain states will establish state-run Insurance Exchanges, but a majority of states will either permit HHS to manage federally-facilitated Insurance Exchanges (“FFMs”) in their states or will undertake hybrid federal/state “partnership” Insurance Exchanges. Several significant final Insurance Exchange regulations have not yet been issued, including with respect to FFMs, and Insurance Exchanges remain subject to implementation at the state level.

•	Expansion of eligibility for state-based Medicaid coverage beginning in 2014, subject to each state's ability to opt out.

•
Establishment of an individual mandate and employer penalties for certain large employers whose plans do not provide “minimum value” or are “unaffordable”, federal assistance to purchase health coverage for individuals, and detailed public reporting and disclosure requirements for health plans, each beginning in 2014.

•	A non-deductible 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2018.

Health Care Reform also specifies required benefit designs, limits individual and small group rating practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premium rates.  This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today.  Health Care Reform will require us to phase out many of our current limited benefit product offerings no later than 2014, and the application of minimum MLR standards to both our limited benefit and student health products may have an adverse effect on our ability to sell these products in the future.

Annual Report- Page 31

In addition, certain provisions of Health Care Reform tie Medicare Advantage premiums to the achievement of certain CMS quality performance measures (“star ratings”). Beginning in 2012, Medicare Advantage plans with an overall star rating of three or more stars (out of five stars) are eligible for a quality bonus in their basic premium rates. As a result, our Medicare Advantage plans' operating results from 2012 forward are likely to be significantly determined by their star ratings. For additional information on CMS's stars program and our related performance, see “Medicare” beginning on page 39.

For additional discussion of certain risk factors that may cause our actual results to differ from currently anticipated results in connection with federal and state health care reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 47.

Health Care Reform significantly alters the federal structure that shapes the state regulation of health insurance, and requires states to significantly amend numerous existing statutes and regulations. In 2012, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as preliminary Insurance Exchange design and implementation. In addition, premium rate review legislation (ranging from new or enhanced filing requirements to prior approval requirements) has been introduced or enacted in more than half of the states as of the date of this Annual Report. A limited number of states have passed Insurance Exchange laws, and a number of states have passed Insurance Exchange planning laws.

At the state level, all 50 states and the District of Columbia will hold regular legislative sessions in 2013. We expect additional state level legislation and regulatory activity that impacts our business to be enacted in 2013, including additional Insurance Exchange laws and Insurance Exchange planning and other Health Care Reform-related activity. We also expect state legislatures to continue to focus on the impact of Health Care Reform and state budget deficits in 2013.  In addition, independent of federal efforts, we expect many states to continue to consider legislation to extend coverage to the uninsured through Insurance Exchanges and Medicaid expansion, mandate minimum MLRs, expand the maximum size of “small group” business to larger groups, implement rating reforms and mandate specific benefit coverages.  For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards or procedures for reviewing proposed premium rate changes; requiring us and other health plans to price prospectively to specified minimum medical loss ratios and demonstrate that pricing in rate filings; and imposing taxes on insurers and other health plans to finance the Insurance Exchanges. In addition, we expect to request significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risk of adverse public and regulatory action and the likelihood that our requested premium rate increases will be denied, reduced or delayed.

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

In addition to the expanded regulation created by Health Care Reform discussed above, areas of governmental regulation include:

•	Licensure;

•	Premium rates and rating methodologies;

Annual Report- Page 32

•	Medical benefit ratios;

•	Underwriting rules and procedures;

•	Policy forms, including plan design, disclosures and filing requirements;

•	Benefit mandates;

•	Market conduct;

•	Utilization review activities;

•	Payment of Health Care, Group Insurance and other claims, including timeliness and accuracy of payment;

•	Member rights and responsibilities;

•	Sales and marketing activities;

•	Quality assurance procedures;

•	Collection, access, use and/or disclosure of medical and other information;

•	In-network and out-of-network health care provider rates of payment;

•	Restrictions on health plans' ability to limit providers' participation in their networks and/or remove providers from their networks;

•	General assessments;

•	Health care provider contract forms;

•	Pharmacy operations;

•	Pharmacy benefit management operations, including drug formulary management and clinical programs;

•	Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk-pooling mechanisms;

•	Delegation of risk and other financial arrangements;

•	Producer licensing and compensation;

•	Entry into and exit from geographic and product markets and market segments;

•	Public sector procurement;

•	Financial condition (including reserves and minimum capital or risk based capital requirements);

•	Privacy;

•	Operation of consumer directed plans (including health savings accounts, health reimbursement arrangements, flexible spending accounts and debit cards); and

•	Corporate governance.

These laws and regulations are different in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations.  To establish a new insurance company or HMO in a state, we generally would have to obtain such a certificate.  The time necessary to obtain such a certificate varies from state to state.  Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business.  In addition, health insurers and HMOs are subject to state examination and periodic license renewal.  Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval.  In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related licensure requirements and regulations.  These licensure requirements and regulations differ from state to state, but may contain health care provider network, contracting, product and rate, financial and reporting requirements.  There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information, payment for covered benefits and services and escheatment of funds to states.  Following the amendment of the Annual Financial Reporting Model Regulation by the NAIC to include provisions similar to certain elements of the Sarbanes-Oxley Act of 2002, we expect the states in which our insurance and HMO subsidiaries are licensed to continue to expand their regulation of the corporate governance and internal control activities of our insurance companies and HMOs. CVS Caremark, which provides certain pharmacy benefit management (“PBM”) services to us and our customers and members, also is subject to extensive federal and state regulation, including many of the items described above.

Annual Report- Page 33

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals.  Beginning in 2014, as a result of Health Care Reform, health insurers cannot vary small group or individual premium rates based on individual members' characteristics except for geography and limited variation for age and tobacco use. By 2016, as a result of Health Care Reform, the small group rating category will be expanded to cover groups of up to 100 employees. States can choose to implement these changes prior to 2016. Pricing and underwriting laws and regulations vary by state.  In general, they apply to certain customer segments and limit our ability to set prices for new or renewal business, or both, based on specific characteristics of the group or the group's prior claim experience.  In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing.  Many of these laws and regulations also limit the differentials in premium rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics.  They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal premium rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.

Health Care Reform expands the premium rate review process by, among other things, requiring our rates to be reviewed for “reasonableness” at either the state or the federal level. HHS has established a federal premium rate review process that became effective in September 2011 and generally applies to proposed premium rate increases equal to or exceeding 10% (or a state specified threshold after September 2012). HHS's rate review process imposes additional public disclosure requirements as well as additional review on filings requesting premium rate increases equal to or exceeding this “reasonableness” threshold. These combined state and federal review requirements may prevent, further delay or otherwise affect our ability to price for the risk we assume, which could adversely affect us particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

Health Care Reform also specifies minimum MLRs of 85% for the large group market and 80% for the individual and small group markets, which began in 2011.  Because Health Care Reform is structured as a “floor” for many of its requirements, states have the latitude to enact more stringent rules governing its various restrictions.  States may adopt higher minimum MLR requirements, use more stringent definitions of “medical loss ratio,” incorporate minimum MLR requirements into prospective premium rate filings, require prior approval of premium rates, or impose other requirements related to minimum MLR.  For example, Texas has expanded from 50 to 100 the maximum size of “small groups” that are subject to its minimum MLR requirements, and New York, New Jersey and California all have established state-specific minimum MLR requirements. State-specific minimum MLR requirements and similar actions further limit the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

The premium rate approval process may further restrict our ability to price for the risk we assume, and the application of minimum MLR thresholds limits the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing. Each of these outcomes could adversely affect our ability to operate our business profitably in certain product lines and geographies we serve today, particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

In addition, we expect to request significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risks of adverse public and regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

Annual Report- Page 34

In addition to Health Care Reform requirements, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) generally requires insurers and other carriers that cover small employer groups in any market to cover any small employer group.  HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals.  The law further limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame.  Like Health Care Reform, HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions.  For example, certain states have modified HIPAA's definition of a small group (2-50 employees) to include groups of one employee.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers.  In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers.  In general, we have elected not to participate in voluntary pools. However, even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state's small group experience.

HIPAA Administrative Simplification, GLBA and Other Privacy, Security and Confidentiality Requirements
Federal, state and international privacy and security requirements change frequently because of legislation, regulations and judicial or administrative interpretation. The regulations under the administrative simplification provisions of HIPAA, as further modified by the American Recovery and Reinvestment Act of 2009 (“ARRA”) and Health Care Reform, also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors.  The “Administrative Simplification” provisions of HIPAA and the related regulations authorize HHS to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information.

Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“Covered Entities”).  Regulations adopted to implement Administrative Simplification also require that “business associates” acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards.  The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (for example, health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits).  HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and health care providers.  The federal government has mandated that by October 2014 the health and related benefits industry, including health insurers, health care providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions, known as ICD-10. Implementing ICD-10 will continue to require substantial investments from the health and related benefits industry, including us.  We currently estimate that our ICD-10 project expenses will be between $20 million and $40 million during each of 2013 and 2014.

The HIPAA privacy regulations adopted by HHS establish limits on the use and disclosure of medical records and other individually identifiable health information (protected health information or “PHI”) by Covered Entities.  Further, ARRA requires us and other Covered Entities to report unauthorized releases of, use of, or access to PHI to any impacted individuals and to HHS and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI.  Business associates (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) must also comply with certain HIPAA provisions.  In addition, ARRA establishes greater civil and criminal penalties for Covered Entities and business associates who fail to comply with HIPAA's provisions and gives new enforcement rights to state attorneys general.  In January 2013, HHS issued final rules, effective in March 2013, updating HIPAA's privacy and security

Annual Report- Page 35

rules, changing the HIPAA enforcement rule and modifying the data breach reporting requirements. Additional regulations under HIPAA remain pending. We will continue to assess the impact of these regulations on our business as they are issued. In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used.

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

In addition, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party.  The GLBA regulations apply to health, life and disability insurance.  Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.

Other Legislative Initiatives and Regulatory Initiatives
In addition to the Health Care Reform, HIPAA and ARRA measures discussed above, the U.S. federal and state governments, as well as governments in other countries where we do business, continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system.  For example:

•
Under the Budget Control Act of 2011 (the “BCA”) and the American Taxpayer Relief Act of 2012 (the “ATRA”), absent further legislation, automatic across-the-board budget cuts (also known as “sequestration”) will start in March 2013, including Medicare spending cuts of not more than 2% of total program costs for nine years. The ATRA also reduced Medicare reimbursements to health plans. Certain programs are exempt from these cuts, including Medicaid, and certain Medicare payments are exempt from these cuts, including Part D low-income subsidies (“LIS”), the Part D catastrophic subsidies, and payments to states for coverage of Medicare cost-sharing for certain low-income Medicare beneficiaries. The Office of Management and Budget (“OMB”) is responsible for making these cuts. Significant uncertainty remains as to how the Congress will proceed with specifying government spending cuts, entitlement program reform and/or actions that create additional federal revenue. We are exploring strategies, such as amendments to our contracts with providers, to mitigate any impact that may result from these cuts and/or related Congressional action. We cannot predict the impact that any sequestration, if it occurs, or entitlement program reform will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare revenues and operating results.

•
A number of states, including New York, have enacted or introduced legislation or regulations requiring life insurers to take additional steps to identify unreported deceased policyholders and make other changes to their claim payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 46.

Other legislative and/ or regulatory measures which are or recently have been under consideration include the following:

•
Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

Annual Report- Page 36

•
Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers.  These assessments may include assessments for insolvency, uninsured or high-risk pools, uncompensated care, or defraying health care provider medical malpractice insurance costs.

•	Reducing federal and/or state government funding of government-sponsored health programs in which we participate including Medicare and Medicaid programs.

•	Restricting or mandating health plan or life insurer claim processing, review, payment and/or related procedures.

•	Extending malpractice and other liability exposure for decisions made by health plans.

•	Mandating coverage for additional conditions and/or specified procedures, drugs or devices (for example, experimental pharmaceuticals).

•	Mandating expanded employer and consumer disclosures and notices.

•	Regulating e-connectivity.

•	Mandating or regulating the disclosure of health care provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of health care provider outcome and/or efficiency information.

•	Imposing substantial penalties for our failure to pay claims within specified time periods.

•
Assessing the medical device status of health information technology (“HIT”) products and/or solutions, mobile consumer wellness tools and clinical decision support tools, which may require compliance with FDA requirements in relation to some of these products, solutions and/or tools.

•	Imposing payment levels for services rendered to our members by health care providers who do not have contracts with us.

•	Mandating additional internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).

•	Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.

•	Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.

•
Imposing requirements and restrictions on the administration of pharmacy benefits, including restricting or eliminating the use of formularies for prescription drugs; restricting our ability to make changes to drug formularies and/or our clinical programs; limiting or eliminating rebates on pharmaceuticals; restricting our ability to configure our pharmacy networks; and restricting or eliminating the use of certain drug pricing methodologies.

•	Creating or expanding state-sponsored health benefit purchasing risk pools, in which we may be required to participate.

•	Imposing requirements and restrictions on certain plan designs and funding options, including consumer driven health plans and/or health savings accounts.

•	Restricting the ability of health plans to establish member financial responsibility.

•
Further regulating individual insurance coverage by restricting or mandating premium rate levels, restricting our underwriting discretion or restricting our ability to rescind coverage based on a member's misrepresentations or omissions.

•
Providing members the right to receive information about anyone who has accessed their electronic PHI, even where such access was permitted (such as access by our authorized employees in the course of claims administration or medical management).

•	Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.

Some of the changes, if enacted, could provide us with business opportunities.  However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premium rates, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments or other increased costs, including the cost of modifying our systems to implement any enacted legislation or regulations.

Annual Report- Page 37

Our business also may be affected by other legislation and regulations.  The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) was signed into law in July 2010.  The Financial Stability Oversight Council (the “Council”) created by the Financial Reform Act is empowered to designate systemically important non-bank financial companies that are subject to Federal Reserve Board (“Federal Reserve”) supervision.  The Council may begin to designate “systemically important” non-bank financial companies in 2013. We cannot predict when or if we will be so designated, and there can be no assurance that we will not be so designated. “Systemically important” non-bank financial companies are likely to be subject to intensive bank-like supervision, regulation, examination and enforcement.  It is difficult to predict the scope and content of systemic risk regulations or their effect on us, should we be designated a systemically important non-bank financial company, but we believe it would likely be adverse.  In addition, the Financial Reform Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs, reduces the burden of proof under the FCPA and creates a Federal Insurance Office (“FIO”) within the U.S. Department of the Treasury (the “Treasury”), with powers that include information-gathering and subpoena authority.  Although the FIO does not have authority over health insurance, it may have authority over other parts of our business, primarily life insurance. Health savings accounts, health reimbursement arrangements and flexible spending accounts are also regulated by the Treasury and the Internal Revenue Service (the “IRS”).

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability.  Among other issues, federal and state courts continue to consider cases addressing group and individual life insurance payment practices and the pre-emptive effect of ERISA on state laws.  In general, changes to our life insurance payment practices have the effect of reducing our Group Insurance operating earnings and limitations to ERISA pre-emption have the effect of limiting product flexibility and increasing our costs and/or liability exposures.  The legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, if enacted by legislation that is not itself pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

The Employee Retirement Income Security Act of 1974
The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the IRS and the DOL.  ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA.  Some of our administrative services and other activities may also be subject to regulation under ERISA.  ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the pre-emption continues to be reviewed by courts.

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

Annual Report- Page 38

Federal Employees Health Benefits (“FEHB”) Program
Our subsidiaries contract with the OPM to provide managed health care services under the FEHB program in their service areas.  These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. Prior to 2012, OPM regulations required that FEHB plans receive pricing that was at least as favorable as similarly sized subscriber groups (“SSSG”) in the applicable market.  Compliance with the SSSG requirements complicated pricing of our Commercial business and could result in the payment of an unanticipated premium refund to the OPM.  The OPM issued new pricing regulations for 2012, which eliminated the SSSG requirements and moved to a FEHB program-specific MLR by plan code and market. In 2012, carriers were able to elect the SSSG rules or the MLR regulations. Aetna elected the MLR regulations in all plan codes and markets except our Washington D.C. area and New York HMO's. For 2013 and beyond, the new MLR regulations are mandatory for all our plan codes and markets. Managing to these rules is further complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of Health Care Reform.  The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the SSSG/MLR and other requirements under FEHB program.  The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the FEHB program requirements.

Medicare
Since 2005, we have generally expanded the Medicare markets we serve and Medicare products we offer, including by acquiring the Medicare Supplement business of Genworth Financial during the fourth quarter of 2011, which significantly expanded, and continues to expand our Medicare Supplement membership.  Medicare Supplement products are regulated at the state level. We expect to further expand our Medicare business in 2013 as a result of the completion of the proposed Coventry acquisition and are seeking to substantially grow our Medicare business over the next several years. The expansion of the Medicare markets we serve and Medicare products we offer and the Medicare-related provisions of Health Care Reform increase our exposure to changes in government policy with respect to and/or regulation of the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs and/or new reforms or surcharges on existing programs.  For example, the ATRA reduced Medicare reimbursements to health plans and eliminated funding for certain Health Care Reform programs, and any sequestration would result in an automatic reduction in Medicare reimbursements to health plans of not more than 2% of total program costs for nine years. Absent further legislation, sequestration will start in March 2013. The BCA exempts certain Medicare payments from these cuts, including Part D LIS, the Part D catastrophic subsidies, and payments to states for coverage of Medicare cost-sharing for certain low-income Medicare beneficiaries. The OMB is responsible for making these cuts. We are exploring strategies, such as amendments to our contracts with providers, to mitigate any impact that may result from these cuts and/or related Congressional action. We cannot predict the impact that any sequestration, if it occurs, or entitlement program reform will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare revenues and operating results.

Our Medicare Advantage and Part D products are regulated by CMS.  The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex, expensive to comply with and subject to change.  We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources.  CMS may seek premium refunds, prohibit us from continuing to market and/or enroll members in one or more Medicare products, exclude us from participating in one or more Medicare programs and/or institute other sanctions against us if we fail to comply with CMS regulations or our Medicare contractual requirements. For example, in April 2010, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts.  CMS lifted those sanctions in June, 2011. As a result of those sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. We were not again eligible to receive assignments of low-income subsidy PDP members from CMS until September 2012.

CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries. CMS uses various payment

Annual Report- Page 39

mechanisms to allocate and adjust premium payments to our and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers. We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records. CMS pays increased premiums to Medicare Advantage plans and PDPs for members who have certain medical conditions identified with specific diagnosis codes. Federal regulators review and audit the providers' medical records and related diagnosis codes that determine the members' health status and the resulting risk-adjusted premium payments to us. In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company's plans. The OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data.

In February 2012, CMS published a Notice of Final Payment Error Calculation Methodology for Part C Medicare Advantage Risk Adjustment Data Validation Contract-Level Audits (the “Notice”). The Notice outlines the methodology that CMS will use to determine RADV audit premium refunds payable by Medicare Advantage plans for contract years 2011 and forward. Under that methodology, the RADV audit premium refund calculation will include an adjustment for the differences in documentation standards between the RADV audits and the risk adjustment model; however, the Notice provides limited information about that adjustment. In addition, CMS will project the error rate identified in the audit sample to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not make an adjustment for differences in documentation standards or project sample error rates to the entire contract. During 2013, CMS is expected to select Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the financial impact of the documentation standard adjustment, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years or the current contract year. Any premium refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Health Care Reform contains further significant reductions in the reimbursements we receive for our Medicare Advantage members, including freezing 2011 rates based on 2010 levels, with additional reductions in future years based on regionally adjusted benchmarks.  Beginning with the 2014 contract year, Health Care Reform also requires minimum MLRs for Medicare Advantage plans of 85%. CMS has proposed applying the 85% minimum MLR requirement to Medicare Part D plans.

Beginning in 2012, Health Care Reform also ties a portion of each Medicare Advantage plan's reimbursement to the plan's “star rating.”  The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. Beginning in 2012, those plans that received a rating of three or more stars are eligible for quality-based bonus payments. Beginning in 2015, plans must have a star rating of four or higher to qualify for bonus payments. Our average star rating increased from 3.48 in 2012 to 3.53 in 2013, and for 2013 99% of our Medicare Advantage members are in plans rated at least 3.5 stars. CMS will release updated stars ratings in October 2013 that will determine the portion of our Medicare Advantage membership that will reside in plans with ratings of four stars or higher and qualify for bonus payments in 2015. Our Medicare Advantage plans' operating results from 2012 forward are likely to continue to be significantly determined by their star ratings. Despite our success in improving our star ratings and other quality measures for 2013 and the continuation of our improvement efforts, there can be no assurances that we will be successful in maintaining or improving our star ratings in future years. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins.

Annual Report- Page 40

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

Medicaid
We expect to further expand our Medicaid business in 2013 as a result of the completion of the proposed Coventry acquisition and are seeking to substantially grow our Medicaid and dual eligible businesses over the next several years. As a result, we also are increasing our exposure to changes in government policy with respect to and/or regulation of the various Medicaid and dual eligible programs in which we participate, including changes in the amounts payable to us under those programs.

The Supreme Court decision on June 28, 2012, permits states to opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding, and governors in over a dozen states have indicated that they may not support Medicaid expansion. In addition, the Secretary of HHS has announced that HHS will not permit a partial or phased-in Medicaid expansion. As a result, in order to receive the enhanced federal Medicaid funding provided in Health Care Reform, states must expand their Medicaid programs effective January 1, 2014, to cover the full Medicaid expansion population specified by Health Care Reform.

Health Care Reform also includes a “maintenance of effort” (“MOE”) provision that requires states to maintain their eligibility rules for people covered by Medicaid until the Secretary of HHS determines that an insurance exchange is operational in a given state. The MOE provision is intended to prevent states from reducing eligibility standards or altering determination procedures as a way to remove adults above 133% of the federal poverty level from Medicaid before implementation of expanded Medicaid coverage begins in January 2014. However, states with, or projecting, a budget deficit may apply for an exception to the MOE provision. If states are not subject to the MOE provision and allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth.

The economic aspects of the Medicaid and dual eligible business vary from state to state and are subject to frequent change. Medicaid premiums are paid by each state and differ from state to state.  The federal government and various states are also considering proposals and legislation for Medicaid and dual eligible program reforms or redesigns, including changes to benefits, reimbursement, or payment levels, eligibility criteria and program structure.  Current Medicaid and dual eligible funding and premium revenue may not be sustainable due to state and federal budgetary constraints, which have become particularly acute at the state level in the past few years, and continuing efforts to reduce health care costs.  In addition, our Medicaid and dual eligible contracts with states are subject to cancellation by the state after a short notice period without cause (for example, when a state discontinues a managed care program) or in the event of insufficient state funding.

Our Medicaid and dual eligible products also are regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations.  Our Medicaid products, dual eligible products and State Children's Health Insurance Program (“SCHIP”) contracts also are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services we provide to Medicaid enrollees, payment for those services, network requirements (including mandatory inclusion of specified high-cost providers), and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of the state Medicaid agencies.  The regulations and contractual requirements applicable to us and other participants in Medicaid and dual eligible programs are extensive, complex and subject to change.  We have invested significant resources to comply

Annual Report- Page 41

with these standards, and our Medicaid and dual eligible program compliance efforts will continue to require significant resources.  CMS and/or state Medicaid agencies may fine us, seek premium refunds, terminate our existing contracts, elect not to award us new contracts or renew our existing contracts, prohibit us from continuing to market and/or enroll members in or refuse to auto assign members to one or more of our Medicaid or dual eligible products, exclude us from participating in one or more Medicaid or dual eligible programs and/or institute other sanctions against us if we fail to comply with CMS or state regulations or our contractual requirements.

We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of Health Care Reform or state level health care reform, nor can we predict the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of insurers and HMOs such as the Company under holding company statutes.  These laws may, among other things, require us and our subsidiaries to maintain certain levels of equity.  Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states' insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations.  In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions.  Following the amendment of the Annual Financial Reporting Model Regulation by the NAIC to include provisions similar to certain elements of the Sarbanes-Oxley Act of 2002, we expect the states in which our insurance and HMO subsidiaries are licensed to continue to expand their regulation of the corporate governance and internal control activities of our insurance companies and HMOs.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or “RBC”, requirements for health and other insurance companies and HMOs based on the RBC Model Act.  These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products.  The RBC Model Act sets forth the formula for calculating RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business.  In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company's RBC declines and provides for four different levels of regulatory action depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital.  The level of regulatory action ranges from requiring the company to submit a comprehensive financial plan for increasing its RBC to the domiciliary state insurance commissioner, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding.  At December 31, 2012, the RBC levels of our insurance and HMO subsidiaries was above the level that would require regulatory action.

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

For information regarding restrictions on certain payments of dividends or other distributions by our HMO and insurance company subsidiaries, refer to Note 16 of Notes to Consolidated Financial Statements on page 123.

Annual Report- Page 42

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

Audits and Investigations
We typically have been, are currently and may in the future be involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the intensity and scope of which continue to increase.  These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, the DOL, committees, subcommittees and members of the U.S. Congress, the DOJ, the FTC, U.S. attorneys and other state, federal and international governmental authorities.  For example, certain of our businesses have been reviewed or are currently under review for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model. Such government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, payments under policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the False Claims Act), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.  For example, effective April 2010 through June 2011, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts.  In addition, CMS has instituted RADV audits of our risk adjustment payments under certain of our Medicare Advantage contracts.  For additional information on these Medicare matters, refer to “Medicare” beginning on page 39.

New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We also have received requests for information from a number of states, including New York, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 46.

Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 125 for more information regarding pending audits and investigations.

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

Annual Report- Page 43

Fraud, Waste and Abuse Laws
Federal and state governments have made investigating and prosecuting health care fraud, waste and abuse a priority.  Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a plan, billing for unnecessary medical services by a health care provider, improper marketing, and violations of patient privacy rights.  Companies involved in public health care programs such as Medicare, Medicaid and dual eligible programs are required to maintain compliance programs to detect and deter fraud, waste and abuse, and are often the subject of fraud, waste and abuse investigations and audits. The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change.  Although our compliance program is designed to meet all statutory and regulatory requirements, our policies and procedures are frequently under review and subject to updates, and our training and education programs continue to evolve. We have invested significant resources to comply with Medicare, Medicaid and dual eligible program standards.  Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Federal and State Laws and Regulations Governing Submission of Information and Claims to Agencies
We are subject to federal and state laws and regulations that apply to the submission of information and claims to various government agencies. For example, the False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity who the government believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. There also is False Claims Act liability for knowingly or improperly avoiding repayment of an overpayment received from the government. The federal government, whistleblowers and some courts have taken the position that claims presented in violation of other statutes, such as the federal anti-kickback statute, may be considered a violation of the False Claims Act. In addition, Health Care Reform expanded the jurisdiction of, and our exposure to, the False Claims Act to Insurance Exchanges, which will begin to operate in 2014. Violations of the False Claims Act are punishable by treble damages and penalties of up to a specified dollar amount per false claim. In addition, a special provision under the False Claims Act allows a private person (for example, a “whistleblower” such as a disgruntled current or former competitor, member or employee) to bring an action under the False Claims Act on behalf of the government alleging that the entity has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit.

A number of states, including states in which we operate, have adopted their own false claims acts and whistleblower provisions that are similar to the False Claims Act. From time to time, companies in the health and related benefits industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

Product Design and Administration and Sales Practices
State and/or federal regulatory scrutiny of life and health insurance company and HMO product design and administration and marketing and advertising practices, including the filing of policy forms and the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices.  Medicare, Medicaid and dual eligible products and products offering more limited benefits, such as those we issue and sell through Strategic Resource Company and some of our student health plans, in particular continue to attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes. Some states have similar laws relating to HMOs. The Pennsylvania Insurance Commissioner (the “Commissioner”) has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. In May 2012, the state court denied the request and ordered the Commissioner to propose a rehabilitation plan. In

Annual Report- Page 44

September 2012, the state court finalized its opinion that Penn Treaty is not insolvent and remains in rehabilitation. The Commissioner has appealed the state court's decision. If the rehabilitation is not successful and Penn Treaty ultimately is placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders. We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict whether rehabilitation efforts will succeed, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets. It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

Regulation of Pharmacy Operations
On July 27, 2010, we entered into the PBM Agreement, under which CVS Caremark provides certain PBM services to us and our customers and members.  The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018.  CVS Caremark began providing services under the PBM Agreement on January 1, 2011.  Notwithstanding our contracting with CVS Caremark, we remain responsible to regulators and members for the delivery of PBM services.  In addition, we continue to own two mail order pharmacy facilities and one specialty pharmacy facility (our “Pharmacies”) and utilize certain CVS Caremark pharmacies.  One mail order pharmacy is located in Missouri, and the specialty pharmacy and our second mail order pharmacy are located in Florida.  Our Pharmacies dispense pharmaceuticals throughout the U.S. and are participating providers in Medicare, Medicare Part D and various Medicaid programs.  The pharmacy practice is generally regulated at the state level by state boards of pharmacy.  Our Pharmacies are required to be licensed in the state where they are located, as well as the states that require registration or licensure of mail order pharmacies with the state's board of pharmacy or similar regulatory body.  Our Pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances and must comply with applicable Medicare, Medicaid and other provider rules and regulations, including the False Claims Act, state false claims acts and federal and state anti-kickback laws. CVS Caremark's pharmacies are subject to these same licensing requirements and other laws and regulations.  Our or CVS Caremark's loss or suspension of any such licenses or registrations could have a material adverse effect on our ability to meet our contractual obligations to our customers, which could, in turn, have a material adverse effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operation
Our PBM services are regulated directly and indirectly at the federal and state levels, including the False Claims Act and state false claims acts and federal and state anti-kickback laws.  These laws and regulations govern, and proposed legislation and regulations may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers, use of and/or changes to drug formularies and/or clinical programs, disclosure of data to third parties, drug utilization management practices, the level of duty a PBM owes its customers, configuration of pharmacy networks and registration or licensing of PBMs. Failure by us or CVS Caremark to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our operating results.

Annual Report- Page 45

Life and Disability Insurance
Our life and disability insurance operations are subject to extensive regulation.  Changes in these regulations, such as expanding the definition of disability or mandating changes to claim payment, determination and/or settlement practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results. In July 2011, New York notified insurers that it expects insurers to, and would be amending its regulations to require insurers to, regularly consult the U.S. Social Security Administration's Death Master File or a similar database to determine if unclaimed death benefits may be payable under life insurance and similar products, to pay any such benefits and to make certain other business process changes. Since that time, legislation has been enacted in New York and enacted or introduced in a number of other states requiring life insurers to take additional steps to identify unreported deceased policy holders, and make other changes to their claim payment and related escheat practices, including consultation of certain databases. New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, including New York, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices.

Consumer Protection Laws
Certain of our businesses participate in direct-to-consumer activities and are subject to emerging regulations applicable to on-line communications and other general consumer protection laws and regulations.

International Regulation
We continue to expand our Health Care operations that are conducted in foreign countries. We currently have insurance licenses in several countries and do business in over thirty countries.  These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection, data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; compulsory cessions of reinsurance; required localization of records and funds; higher premium and income taxes; and requirements for local participation in an insurer's ownership.  In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and foreign laws, including the U.K. Bribery Act 2010 (the “UK Bribery Act”).

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable ant-corruption laws of the jurisdictions in which we operate. Additionally, in many countries outside the U.S., health care professionals are employed by the government. Therefore, our dealings with them are subject to regulation under the FCPA. Violations of the FCPA and other anti-corruptions laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that applies to all companies with a nexus to the United Kingdom and whose scope is broader than the FCPA. It is yet to be seen how the UK Bribery Act will be enforced, but any voluntary disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and have implemented training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. See “Our growth strategy includes expanding our foreign operations and entering targeted new countries outside the United States. Our International operations face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations” beginning on page 53 for a discussion of the risks related to operating globally.

Annual Report- Page 46

Anti-Money Laundering Regulations
Certain of our lines of business are subject to Treasury anti-money laundering regulations.  Those lines of business have implemented anti-money laundering policies designed to insure their compliance with the regulations. We also may be subject to anti-money laundering laws in non-U.S. jurisdictions where we operate.

Office of Foreign Assets Control
We also are subject to regulation by the Office of Foreign Assets Control (“OFAC”) of the Treasury. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.

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

Certain information contained in this MD&A and elsewhere in the Annual Report and our Annual Report on Form 10-K is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the “Outlook for 2013” on page 6, “Risk Management and Market-Sensitive Instruments” beginning on page 16 and “Regulatory Environment” beginning on page 28 of the Annual Report and this “Forward-Looking Information/Risk Factors” section. In addition, throughout this MD&A and elsewhere, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

·	Expects	·	Intends	·	Seeks	·	Will	·	Potential
·	Projects	·	Plans	·	Estimates	·	Should	·	Continue
·	Anticipates	·	Believes	·	May	·	Could	·	View
·	Outlook	·	Guidance	·	Predict	·	Likely	·	Probable

Forward-looking statements rely on a number of estimates, assumptions and projections concerning future events, and are subject to a number of significant uncertainties and other factors that could cause actual results to differ materially from those statements. Many of these uncertainties and other factors are outside our control. Certain of these uncertainties and other factors are described under “Risk Factors” below. You should not put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Risk Factors
You should carefully consider each of the following risks and uncertainties and all of the other information set forth in this MD&A or elsewhere in our Annual Report or our Annual Report on Form 10-K. These risks and uncertainties and other factors may affect forward-looking statements, including those we make in this MD&A or elsewhere, such as in news releases or investor or analyst calls, meetings or presentations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Any of these risks or uncertainties could cause our actual results to differ materially from our expectations and the expected results discussed in our forward-looking statements. You should not consider past results to be an indication of future performance.

Annual Report- Page 47

If any of the following risks or uncertainties develops into actual events or if the circumstances described in the risks or uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, cash flows, financial condition or operating results. In that case, the trading price of our common stock could decline materially, among other effects on us.

The continuing public policy debate on Health Care Reform, additional changes to the U.S. health care system, soft economic conditions, with relatively high U.S. unemployment, and the post-closing integration of Coventry present overarching risks to all aspects of our enterprise.
The political environment in which we operate remains uncertain. There can be no assurance that the implementation of Health Care Reform, additional changes to the U.S. health care system, including changes to Health Care Reform, or current or future economic conditions, including relatively high U.S. unemployment, will not adversely affect our business, cash flows, financial condition or operating results. The post-closing integration of Coventry with our existing businesses will be a complex undertaking that will occur over several years. There can be no assurance that we will be able to achieve the projected benefits of the proposed Coventry acquisition or the Coventry integration. See “Regulatory Environment - General” beginning on page 28, “Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and operating results, and we do not expect these conditions to improve in the near future” beginning on page 66, and “After completion of the proposed Coventry acquisition, Aetna may fail to realize the anticipated benefits and cost savings of the transaction within the anticipated timeframe or at all” presented below.

Certain Risks Related to the Proposed Coventry Acquisition

After completion of the proposed Coventry acquisition, Aetna may fail to realize the anticipated benefits and cost savings of the transaction within the anticipated timeframe or at all.
The success of the proposed Coventry acquisition will depend, in part, on Aetna's ability to realize the anticipated benefits and cost savings from combining the businesses and operations of Aetna and Coventry. Aetna's ability to realize these anticipated benefits and cost savings is subject to certain risks including:

•	Aetna's ability to successfully combine the businesses and operations of Aetna and Coventry, including with respect to systems and technology integration and corporate cultures;

•
Whether the combined businesses and operations will perform as expected, including by growing in certain geographic areas and lines of business that historically have not been an area of focus for Aetna;

•	The reduction of Aetna's cash available for operations and other uses and the incurrence of indebtedness to finance the proposed acquisition; and

•	The assumption of known and unknown liabilities of Coventry.

If Aetna is not able to successfully combine the businesses and operations of Aetna and Coventry within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the proposed acquisition may not be realized fully or at all or may take longer to realize than expected, and the combined businesses and operations may not perform as expected.

Aetna and Coventry have operated and, until completion of the proposed acquisition, will continue to operate, independently, and there can be no assurances that their businesses and operations can be integrated successfully. It is possible that the integration process could result in the loss of key Aetna or Coventry employees, the disruption of either or both company's ongoing businesses and/or operations, unexpected integration issues, higher than expected integration costs and/or an overall post-completion integration process that takes longer than originally anticipated. Specific issues that must be addressed in integrating the businesses and operations of Coventry and Aetna in order to realize the anticipated benefits of the proposed acquisition so the combined businesses and operations perform as expected include, among other things:

•	Combining and harmonizing the companies' sales, claims and call operations, provider network administration and compliance and other corporate and administrative functions;

•	Integrating the companies' technologies, products and services, including their PBM programs;

•	Identifying and eliminating redundant and underperforming operations and assets;

Annual Report- Page 48

•
Harmonizing the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes while maintaining Coventry's lower cost structure;

•	Addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	Consolidating the companies' corporate, administrative and information technology infrastructure;

•	Coordinating sales, distribution, marketing and provider network management efforts;

•	Managing the movement of certain positions to different locations;

•
Maintaining existing agreements with customers, providers and vendors (including Aetna's and Coventry's PBM vendors) and avoiding delays in entering into new agreements with prospective customers, providers and vendors;

•	Coordinating geographically dispersed organizations; and

•	Consolidating offices of Coventry and Aetna that are currently in or near the same location.

In addition, at times the attention of certain members of either or both company's management and resources may be focused on completion of the proposed acquisition or related divestitures and the integration of the businesses of the two companies and diverted from day-to-day business operations and opportunities, which may disrupt and/or limit each company's ongoing business, operations and the business, operations of the combined company.

Aetna and Coventry may have difficulty attracting, motivating and retaining executives and other key employees in light of the proposed Coventry acquisition.
Uncertainty about the effect of the proposed acquisition on Aetna and Coventry employees may impair Aetna's and Coventry's ability to attract, retain and motivate key personnel until the transaction and integration are completed. Employee retention may be particularly challenging during the pendency of the transaction, as employees of Aetna and Coventry may experience uncertainty about their future roles with the combined business. Additionally, Coventry's officers and employees may hold shares of Coventry common stock, in-the-money options to purchase shares of Coventry common stock, restricted shares of Coventry common stock and/or cashed-out units and, if the proposed acquisition is completed, may therefore be entitled to the transaction consideration in respect of such shares of Coventry common stock and restricted shares and cash in respect of such cashed-out units and in-the-money options, the receipt of which could lead certain officers and employees to no longer pursue employment with the combined business. Additionally, pursuant to change-in-control provisions in their employment agreements with Coventry, certain key employees of Coventry are entitled to receive severance payments upon a constructive termination of employment following completion of the proposed transaction. A key Coventry employee potentially could terminate his or her employment following specified circumstances set forth in his or her employment agreement, including certain changes in such key employee's duties, position, compensation and benefits or primary office location. The ability to obtain severance payments could lead those key employees to terminate employment with the combined business if there is a basis for them to claim, in accordance with their employment agreements, that their employment was constructively terminated. Furthermore, if key employees of Aetna or Coventry depart, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Aetna may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, and Aetna's business, operating results and/or ability to realize the anticipated benefits of the proposed acquisition may be adversely affected.

In order to complete the proposed acquisition, Aetna and Coventry must obtain certain governmental authorizations, and if such authorizations are not granted or are granted with conditions that become applicable to the parties, completion of the proposed acquisition may be jeopardized or the anticipated benefits of the proposed acquisition could be reduced.
Completion of the proposed acquisition is conditioned upon the expiration of the waiting period relating to the transaction under the HSR Act and certain other applicable laws or regulations and the required governmental authorizations having been obtained and being in full force and effect. Although Aetna and Coventry have agreed in the Merger Agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in

Annual Report- Page 49

administering the governing regulations. As a condition to authorization of the acquisition or related transactions, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Aetna's business after completion of the transaction. Under the terms of the Merger Agreement, Aetna is not required, and Coventry is not permitted without the consent of Aetna, to take any actions or agree to any terms or conditions in connection with (i) the expiration or early termination of the waiting period relating to the transaction under the HSR Act, (ii) any other antitrust law or (iii) the required governmental authorizations, in each case if such action, term or condition would have, or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Coventry. However, notwithstanding the provisions of the Merger Agreement, either Aetna or Coventry could become subject to terms or conditions in connection with such waiting periods, laws, regulations or governmental authorizations (whether because such term or condition does not rise to the specified level of materiality or Aetna otherwise consents to its imposition) the imposition of which could adversely affect Aetna's ability to integrate Coventry's businesses and/or operations with Aetna's businesses and/or operations, reduce the anticipated benefits of the proposed acquisition or otherwise adversely affect Aetna's business, operations and/or operating results after completion of the transaction.

Aetna's and Coventry's business relationships may be subject to disruption due to uncertainty associated with the proposed acquisition.
Parties with which Aetna or Coventry does business may experience uncertainty associated with the transaction, including with respect to current or future business relationships with Aetna, Coventry or the combined business. Aetna's and Coventry's business relationships may be subject to disruption as customers, providers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Aetna, Coventry or the combined business. For example, Coventry might not be able to meet the full demands of its customers if either of its agreements with a subsidiary of Express Scripts Holding Company (“ESI”) for PBM services were to terminate or ESI's ability to perform its obligations under either agreement were impaired. These disruptions could have an adverse effect on the businesses, operations, financial condition operating results of the combined business, including an adverse effect on Aetna's ability to realize the anticipated benefits of the proposed acquisition. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the proposed acquisition or termination of the Merger Agreement.

Lawsuits have been filed and other lawsuits may be filed against Coventry and Aetna challenging the proposed Coventry acquisition. An adverse ruling in any such lawsuit may prevent the proposed acquisition from being completed.
In connection with the proposed Coventry acquisition, several purported stockholders of Coventry have filed putative class action lawsuits in the Court of Chancery of the State of Delaware and the Circuit Court for Montgomery County, Maryland (the "Maryland Court"). These lawsuits seek, among other things, injunctive relief prohibiting the defendants from completing the proposed transaction and other types of money damages, costs and attorneys' fees.

On November 12, 2012, the parties to the actions pending in Delaware executed a memorandum of understanding (the “MOU”) containing the terms of the parties' agreement in principle to resolve the Delaware actions. The MOU provides that the parties will agree upon and execute a stipulation of settlement (the “Stipulation”), which will replace the MOU and which will be submitted to the Chancery Court for review and approval following notice to the shareholders of Coventry. The settlement will not affect the form or amount of consideration to be received by Coventry stockholders in the transaction.  On February 13, 2013, the plaintiffs in the Maryland litigation requested that the Maryland Court voluntarily dismiss their lawsuits without prejudice.

One of the conditions to completion of the proposed acquisition is the absence of any applicable law (including any order) being in effect that prohibits completion of the proposed acquisition. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the transaction, then such order may prevent the transaction from being completed, or from being completed within the expected timeframe.

In addition, the defense or settlement of any of these lawsuits or claims may adversely affect the combined company's business, financial condition or operating results following any closing of the proposed acquisition.

Annual Report- Page 50

The indebtedness of Aetna following completion of the proposed Coventry acquisition will be substantially greater than Aetna's indebtedness on a stand-alone basis and greater than the combined indebtedness of Aetna and Coventry existing prior to the transaction. This increased level of indebtedness could adversely affect Aetna, including by decreasing Aetna's business flexibility, and will increase its borrowing costs. Downgrades in Aetna's ratings could adversely affect Aetna's business, cash flows, financial condition and operating results.
Upon completion of the proposed acquisition, Aetna expects to have incurred acquisition-related debt financing of approximately $2.5 billion, which includes $2.0 billion of long-term debt that Aetna issued in November 2012. Aetna's substantially increased indebtedness and higher debt-to-equity ratio following completion of the proposed acquisition in comparison to that of Aetna on a recent historical basis will have the effect, among other things, of reducing Aetna's flexibility to respond to changing business and economic conditions and will increase Aetna's borrowing costs. In addition, the amount of cash required to service Aetna's increased indebtedness levels and thus the demands on Aetna's cash resources will be greater than the amount of cash flows required to service the indebtedness of Aetna or Coventry individually prior to the incurrence of the acquisition-related indebtedness. The increased levels of indebtedness will also reduce funds available for Aetna's investments in product development as well as capital expenditures, share and debt repurchases and other activities and may create competitive disadvantages for Aetna relative to other companies with lower debt levels.

In addition, our credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital. Aetna's ratings reflect each rating organization's opinion of Aetna's financial strength, operating performance and ability to meet Aetna's debt obligations or obligations to Aetna's insureds. Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Following the announcement of the proposed Coventry acquisition, each of A.M. Best, Fitch and Moody's placed certain of our debt, financial strength and other credit ratings under review for possible downgrade. S&P has affirmed certain of our ratings and revised its outlook to stable from positive. Consistent with our expectations, Moody's has said it anticipates downgrading our long-term debt and financial strength ratings following the closing of the proposed Coventry acquisition. Downgrades in our ratings could adversely affect our business, cash flows, financial condition and operating results.

Aetna will incur significant transaction and integration-related costs in connection with the proposed Coventry acquisition.
Aetna expects to incur a number of non-recurring costs associated with completing the proposed Coventry acquisition and combining the businesses and operations of the two companies. The substantial majority of non-recurring expenses resulting from the proposed acquisition will be comprised of integration costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs, and transaction costs related to the proposed acquisition. Aetna continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the proposed acquisition and the integration of the two companies' businesses and operations. Although Aetna expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses and operations, should allow Aetna to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Failure to complete the proposed Coventry acquisition could negatively impact Aetna's future business and financial results.
If the proposed Coventry acquisition is not completed for any reason, the ongoing business of Aetna may be adversely affected and, without realizing any of the benefits of having completed the proposed acquisition, Aetna would be subject to a number of risks, including the following:

•	Aetna may experience negative reactions from the financial markets, including negative impacts on Aetna's stock and bond prices, and from its customers, providers, vendors, regulators and employees;

•	Aetna may be required to pay Coventry a termination fee of $450.0 million if the Merger Agreement is terminated under certain circumstances;

•	Aetna would be required to pay certain costs relating to the proposed acquisition; and

•
Matters relating to the proposed acquisition (including integration planning and the proposed sale of Missouri Care) have required and will require substantial commitments of time and resources by Aetna

Annual Report- Page 51

management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Aetna.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may adversely affect Aetna's business, operations, cash flows, financial condition, operating results and/or stock price.

In addition, Aetna could be subject to litigation related to any failure to complete the proposed acquisition or related to any proceeding commenced against Aetna to require Aetna to perform its obligations under the Merger Agreement or the MOU. If the proposed acquisition is not completed, these risks may materialize and may adversely affect Aetna's business, operations, cash flows, financial condition, operating results and/or stock price.

Certain Risks of Aetna's Business

We operate in an evolving industry that requires us to anticipate changes in customer preferences and to innovate and deliver products and solutions that demonstrate value to our customers, particularly in response to marketplace changes from public policy. Our continued business success is dependent on our ability to grow alternative sources of revenue and earnings and depends upon our ability to achieve transformational change in our business model through consumer engagement, accountable care organizations (“ACOs”) and collaborative provider networks, and optimizing business platforms. If we fail to execute on these strategic pillars, we may not be able to grow and diversify our businesses and offer our customers products and solutions that are differentiated from those of our competitors.
We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from marketplace pressures brought about by customer demands, business consolidations, strategic alliances, Health Care Reform, and other legislative and regulatory changes and marketing practices. As a result of Health Care Reform, the declining number of commercially insured people and other factors, our ability to grow profitably through the sale of traditional Insured health care and related benefits products in the U.S. may be limited. In order to profitably grow our business in the future, we need to diversify the sources of our revenue and earnings and transform our business model through investments in consumer engagement, technology and other services for health systems and provider organizations, including ACOs, and collaborative provider networks, optimizing our business platforms, HIT and international expansion.

Historically, our direct-to-consumer sales have been limited, and our individual Health Care business has been small relative to the other businesses in our Health Care segment. Beginning in 2014, we expect to compete for sales on Insurance Exchanges. Competing on existing and future private health insurance exchanges as well as Insurance Exchanges will require us to develop or acquire the tools (including social media tools) necessary to interact with Insurance Exchanges and engage individual consumers using Insurance Exchanges, increase our focus on individual consumers and expand and improve our consumer-focused sales and marketing channels, customer interfaces and product offerings. In order to compete effectively on private insurance exchanges and Insurance Exchanges, we also will have to respond to pricing and other actions taken by existing competitors and potentially disruptive new entrants. We can provide no assurance that we will be able to compete successfully on Insurance Exchanges or that we will be able to benefit from any opportunities presented by Insurance Exchanges.

We are seeking to enhance our health care provider networks by entering into collaborative risk-sharing arrangements, including ACOs, with health care providers. If we fail to execute on this objective, or are less successful at implementation than our competitors, our ability to profitably grow our business and/or our operating results may be adversely affected, including by medical costs that are higher than we project and/or medical membership that is lower than we project.

We are re-engineering our business platforms to meet changing consumer needs and improve our productivity. If we fail to execute on this objective, or are less successful at implementation than our competitors, our ability to profitably grow our business and/or our operating results may be adversely affected, including by medical membership that is lower than we project and/or general and administrative expenses that are higher than we project.

Annual Report- Page 52

In addition, our customers generally, and our larger customers particularly, are well-informed and organized and can easily move between us and our competitors. These factors require us to differentiate our products and solutions, anticipate changes in customer preferences and innovate and deliver new and existing products and solutions that demonstrate value to our customers, particularly in response to marketplace changes from public policy. Failure to differentiate our products and solutions, anticipate changes in customer or consumer preferences, anticipate and effectively compete with the products and solutions of new and existing competitors or innovate and deliver products and solutions that demonstrate value to our customers can adversely affect our ability to retain or grow profitable membership, which can adversely affect our operating results.

Accomplishing our strategic objectives will require us to simultaneously acquire and develop new personnel, products and systems to serve existing and new markets and enhance our existing information technology, control and compliance processes and systems to deliver the new products and, in the case of international operations, meet country-specific customer and member preferences as well as country-specific legal requirements, including those relating to privacy, data storage location, protection and security. Accomplishing these objectives will require us to devote significant senior management and other resources to acquisitions or other transactions and to develop new products, solutions and technology internally before any significant revenues or earnings are generated. In addition, many of our international and HIT competitors have longer operating histories, better brand recognition and greater scale in many of the areas in which we are seeking to expand and more experience at rapidly innovating products. If we are not able to acquire and/or develop and launch products and solutions in and outside of our core Health Care products and services and expand our international business in countries where we currently operate and in targeted new countries, our ability to profitably grow our business could be adversely affected.

Our growth strategy includes expanding our foreign operations and entering targeted new countries outside the United States. Our International operations face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations.
Our growth strategy includes expanding our foreign operations and entering targeted new countries outside the United States. Our international operations face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. Our exposure to these risks will increase as our international operations expand. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets, pricing issues and currency exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies that we hold into U.S. dollars or other currencies. Additionally, foreign currency exchange rates and fluctuations may have an impact on the future costs of or on future revenues and cash flows from our international operations, and any measures we may implement to reduce the effect of volatile currencies and other risks on our international operations may not be effective. Some of our operations are, and are likely to increasingly be, in emerging markets where these risks are heightened. In addition, our international business relies on local sales forces and other staff for some of its operations and may encounter labor laws, labor problems and less flexible employee relationships that can be difficult and expensive to terminate. In some countries, our international business operates, or is required to operate, with local business partners with the resulting risk of managing partner relationships in addition to managing the business to reach business objectives. International operations also increase our exposure to and require us to devote significant management resources to comply with the privacy laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. (including the Foreign Corrupt Practices Act of 1977 (the “FCPA”)) and United Kingdom law and similar laws in other jurisdictions and to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Further, expansion into new countries requires implementation of our internal and other controls and systems in new geographies and may require the investment of considerable management time and Company resources over a number of years before any significant revenues or profits are generated.

We operate in a highly-competitive environment; loss or geographic shift of membership, adverse change in the business mix of membership or failure to achieve profitable membership growth and diversify the

Annual Report- Page 53

geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our operating results.
Competitive factors (including our customers' flexibility in moving between us and our competitors), the current adverse and uncertain economic environment and ongoing changes in the health and related benefits industry (including merger and acquisition and strategic alliance activity in the industry) and Health Care Reform, limit our ability to set premium rates and/or create pressure to contain premium price increases despite being faced with increasing health care and other benefit costs. Our customer contracts are generally for a period of one year and subject to renegotiation, and our Medicare, Medicaid and SCHIP products are subject to termination without cause, periodic re-bid, rate adjustment and program redesign, as customers seek to contain their benefit costs, particularly in a slow economy. Customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs. Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care and other benefit costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing. Our membership is also concentrated in certain geographic areas in the U.S., and unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas could therefore have a disproportionately adverse effect on our operating results. Among other factors, we compete for members on the basis of overall cost, hospital and other medical provider discounts, plan design, customer service, quality and sufficiency of medical provider networks, quality of medical management programs and the tools we provide to members and customers. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership has been and may continue to be affected by reductions in workforce by existing customers due to unfavorable general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. Failure to profitably grow and diversify our membership geographically, by product type or by customer industry may adversely affect our revenue and operating results.

We are dependent on our ability to manage, engage and retain a very large and diverse workforce. In order to successfully operate and grow our business, we must transform our culture and continue to improve employee engagement, recruitment, retention and development. Managing executive succession and key talent retention, recruitment and development is critical to our success given the current environment.
Our products and services and our operations require a large number of employees, and a significant number of employees are expected to join us during 2013 upon the closing of the proposed Coventry acquisition. Our success is dependent on our ability to transform our culture, engage our employees and inspire leadership to be open to change and innovation and to maintain consumer-focus when delivering services to our customers. Our business would be adversely affected if we fail to adequately plan for succession of our executives and senior management and/or effectively recruit, integrate, retain and develop key talent, particularly given the current environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition, as we expand internationally, we face the added challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally diverse workforce. The impact of the external environment or other factors on employee morale and engagement could also significantly impact the success of our company.

Premium rate increases are subject to increasing regulatory review and limitations. We may not be able to obtain adequate premium rate increases. This would have an adverse effect on our revenues, medical benefit ratios and operating results, and could magnify the adverse impact of increases in health care and other benefit costs that exceed our projections and of Health Care Reform assessments, fees and taxes.
Premium rates generally must be filed with state insurance regulators and are subject to their approval, either before or after rates take effect. Health Care Reform generally requires a review by HHS in conjunction with state regulators of premium rate increases of 10% or more (or another state-specific threshold set starting in September 2012 by states with adequate processes as determined by HHS). Regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards. Premium rate review legislation (ranging from new or

Annual Report- Page 54

enhanced rate filing requirements to prior approval requirements) has been introduced or enacted in more than half the states as of the date of this Annual Report. Regulators or legislatures in a number of states also have conducted hearings on proposed premium rate increases, which could result in substantial delay in implementing proposed rate increases even if they ultimately are approved. In 2012, HHS began to issue determinations to plans that their rate increases are unreasonable. Rate reviews create risk for us in the current political and regulatory environment and could magnify the adverse impact on our operating margins and operating results of increases in utilization of medical and/or other covered services, health care and other benefit costs and/or medical cost trend that exceed our projections and Health Care Reform assessments, fees and taxes by restricting our ability to reflect updated projections and/or these assessments, fees and taxes in our pricing.

In addition, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare, Medicaid and/or SCHIP premium rates is likely to be limited due, among other things, to the budgetary pressures currently facing the federal and many state governments. If we are not able to reflect these assessments, fees and taxes in our premium rates, our Medicare and/or Medicaid operating margins and operating results may be adversely affected. In addition, this adverse effect could magnify the adverse impact on our operating margins and operating results of increases in utilization of medical and/or other covered services, health care and other benefit costs and/or medical cost trends that exceed our projections.

The risk of higher than projected increases in utilization of medical and/or other covered services and/or medical cost trend is particularly acute during and following periods when such utilization and/or trend are below recent historical levels such as we experienced during 2010, 2011 and 2012. There is no guaranty that we will be able to obtain rate increases that are actuarially justified or that are sufficient to make our policies profitable in any product line or geography. During 2012, we experienced continued challenges to appropriate premium rate increases in several states. Beginning in 2014, our plans may be excluded from participating in Insurance Exchanges if they are deemed to have a history of “unreasonable” rate increases. In addition, we expect to request significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risks of adverse public and regulatory reaction and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression. We anticipate continued regulatory or legislative action with respect to regulation of premium rates in our Insured business, some of which could materially and adversely affect our operating margins and our ability to earn adequate returns on Insured business in one or more states or cause us to withdraw from certain geographic and/or product markets.

We will be adversely affected if we do not or cannot adequately implement Health Care Reform. We also are subject to potential changes in public policy and Health Care Reform that can adversely affect the markets for our products and services and our operating results. The federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory measures that have materially impacted and will continue to materially impact various aspects of the health care system and our business.
Health Care Reform imposes significant fees, assessments and taxes on us and other health insurers, health plans and other industry participants. Health Care Reform imposes an annual industry-wide $8 billion health insurer fee beginning in 2014 and growing to $14.3 billion by 2018 and increasing annually thereafter. This health insurer fee is not deductible for income tax purposes and will be allocated pro rata among us and other industry participants based on net premiums written. Health Care Reform also imposes industry-wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively, which will be allocated pro rata among us and other industry participants based on net premiums written for insured business plus the fees received and cost of coverage administered for self-insured business. As we are one of the nation's largest health care benefits companies, we expect our share of the Health Care Reform assessments, fees and taxes to be significant. There is some uncertainty whether we will be able to include all or a portion of these assessments, fees and taxes in our premium rates. For example, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare, Medicaid and/or SCHIP rates is likely to be limited due, among other things, to the budgetary pressures currently facing the federal and many state governments. If the Health Care Reform assessments, fees and taxes are imposed

Annual Report- Page 55

as enacted and we are unable to factor these assessments, fees and taxes into our premiums and fees or otherwise adjust our business model to address them, these assessments, fees and taxes could have a material adverse effect on our operating results, financial position and/or cash flows. The inclusion of all or a portion of these assessments, fees and taxes in our premiums also could adversely affect our ability to profitably grow and/or maintain our medical membership.

The political environment in which we operate remains uncertain. It is not possible to predict with certainty or eliminate the impact of additional fundamental public policy changes, including changes to Health Care Reform, that could adversely affect us. Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health and related benefits industry or managed care operations, fundamentally restructuring or reducing the funding available for Medicare or Medicaid programs, changing the tax treatment of health or related benefits, or an amendment or significant alteration of Health Care Reform. Our business and operating results could be materially and adversely affected by such changes even if we correctly predict their occurrence. For more information on these matters, refer to “Regulatory Environment” beginning on page 28.

In March 2010, Health Care Reform was enacted, legislating broad-based changes to the U.S. health care system, and on June 28, 2012, the U.S. Supreme Court generally upheld the constitutionality of Health Care Reform. However, federal budget negotiations, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of the legislation. In addition, although some aspects of the legislation have been implemented, key components of the legislation will continue to be phased in over the next several years, with the most significant changes during that time due to occur in 2014, including health insurance exchanges (“Insurance Exchanges”), Medicare minimum MLRs, the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and new industry-wide assessments, fees and taxes. While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including aspects of Insurance Exchanges, Medicaid expansion, the scope of “essential health benefits”, employer penalties, assessments, fees and taxes, community rating, reinsurance, risk transfer, risk adjustment, and the implementation of Medicare minimum MLRs, require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. As a result, many of the impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded to them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us.

In addition to the Health Care Reform measures described above, we expect the federal and state governments to continue to enact and seriously consider many other broad-based legislative and regulatory proposals that will or could materially impact various aspects of the health care system and our business, including changes to Health Care Reform. At the state level, all 50 states and the District of Columbia will hold regular legislative sessions in 2013. In 2012, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as preliminary Insurance Exchange design and implementation. We expect state legislatures to focus on these issues again in 2013. For more information on these matters, refer to “Regulatory Environment” beginning on page 28.

We will need to continue to dedicate material resources and incur material expenses to implement and comply with Health Care Reform and any future changes in Health Care Reform at both the state and federal level, including implementing and complying with the future regulations that will provide guidance on and clarification of and changes to significant parts of the legislation. In addition, we anticipate that additional health care reforms will be enacted at the state level; however, we cannot predict what provisions they will contain in any state or what effect they will have on our business operations or financial results. While health care reform at the state and federal level presents us with new business opportunities and new financial and other challenges and may, for example, cause membership in our health plans to increase or decrease or make doing business in particular states more or less attractive, it is reasonably possible that our business operations and financial results could be materially adversely affected by such reform. If we fail to effectively implement our operational and strategic initiatives with respect to the implementation of Health Care Reform, or do not do so as effectively as our competitors, our business may be materially adversely affected.

Annual Report- Page 56

Our reputation is one of our most important assets; negative public perception of the health and related benefits industry, or of the industry's or our practices, including social media activities, can adversely affect our operating results.
The health and related benefits industry regularly is subject to negative publicity, which can arise from, among other things, the ongoing public debate over Health Care Reform and/or from actual or perceived shortfalls regarding the industry's or our own business practices and/or products, including social media activities. This risk will increase further as we raise premium rates by more than we have in recent years to price for the expanded benefits required by, and the fees, assessments and taxes imposed by, Health Care Reform or to respond to any acceleration in medical cost inflation. This risk may also be increased as states and the federal government implement and continue to debate Health Care Reform and as we continue to offer products, such as products with limited benefits, targeted at market segments, such as the uninsured, part-time and hourly workers, students, people who are eligible for Medicaid or dually eligible for Medicare and Medicaid (“dual eligibles”), and individuals purchasing through Insurance Exchanges, beyond those in our core Commercial business and as our business model evolves to a more consumer-centric focus, such as competing for sales on Insurance Exchanges. Negative publicity of the health and related benefits industry in general or Aetna or certain of its key vendors in particular can further increase our costs of doing business and adversely affect our operating results and our stock price by:

•	Adversely affecting the Aetna brand particularly;

•	Adversely affecting our ability to market and sell our products and/or services and/or retain our existing customers and members;

•	Requiring us to change our products and/or services; and/or

•	Increasing the regulatory and legislative requirements with which we must comply.

Our business activities are highly regulated; Health Care Reform as well as new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially adversely affect our business and operating results.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities.  The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently (as evidenced by Health Care Reform as well as other new laws and regulations), can be inconsistent or conflicting and generally are designed to benefit and protect members and providers rather than our investors. In addition, the governmental authorities that administer our business have broad latitude to make, interpret and enforce the regulations that govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year.

The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health and related benefits products and changes in the interpretation, enforcement and/or application of existing laws and regulations. The likelihood of adverse changes is increasing due to state and federal budgetary pressures.  We must implement Health Care Reform and monitor these and other changes and identify, assess and respond to new legislative and/or regulatory trends. We then must promptly implement any revisions to our business processes that these changes and/or trends require.  At this time, we are unable to predict the full impact of Health Care Reform or the impact of future changes, although we anticipate that some aspects of Health Care Reform and other existing measures and new measures, if enacted, could materially adversely affect our health care operations and/or operating results including:

•	Reducing our ability to obtain adequate premium rates for the risk we assume (including denial of or delays in obtaining regulatory approval for and implementation of those rates);

•
Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, and/or limiting the level of margin we can earn, including mandating minimum medical loss ratios and/or pricing prospectively to minimum medical loss ratios;

•	Reducing our ability to manage health care or other benefit costs;

•	Increasing health care or other benefit costs and operating expenses (including duplicate expenses resulting from changes in regulations during implementation);

•	Increasing our exposure to lawsuits and other adverse legal proceedings;

Annual Report- Page 57

•	Regulating levels and permitted lines of business;

•	Restricting our ability to underwrite and operate our individual Health Care business;

•	Imposing new or increasing taxes and financial assessments;

•	Changing the tax treatment of health or related benefits; and/or

•	Regulating business practices (including by requiring us to include specified high-cost providers in our networks).

Our Medicare, Medicaid, dual eligible and specialty and mail order pharmacy products are more highly regulated than our Commercial products. The laws and regulations governing participation in Medicare, Medicaid and dual eligible programs are complex, are subject to interpretation and can expose us to penalties for non-compliance, including penalties under federal and state false claims acts. In addition, Health Care Reform expanded the jurisdiction of, and thus our exposure to, the False Claims Act to Insurance Exchanges, which will begin to operate in 2014. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a “qui tam” or “whistleblower” suit. There is the possibility of temporary or permanent suspension from participating in government health care programs, including Medicare, Medicaid and dual eligible programs, if we are convicted of fraud or other criminal conduct in the performance of a health program or if there is an adverse decision against us under the federal false claims act.

If we fail to comply with the applicable laws and regulations we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in Medicare, Medicaid, dual eligible and other programs, cash flows, financial condition and operating results. For example, from April 2010 through June 2011, we were subject to intermediate sanctions that CMS imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts. The sanctions related to our compliance with certain Medicare Part D requirements. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. We were not again eligible to receive assignments of low income subsidy PDP members from CMS until September 2012. In connection with our Medicare, Medicaid and dual eligible programs, we contract with various third parties to perform certain functions, including pharmacy benefit management, medical management and member related services. Although our contracts with third parties require their compliance with applicable laws and regulations, which we in turn monitor, we could have liability for or suffer penalties due to the noncompliance of such third parties. Any failure of our or these third parties' prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies could adversely affect our reputation and also expose us to whistleblower, class action and other litigation, other proceedings, prohibitions on marketing or active or passive enrollment of members, corrective actions, fines, sanctions and/or penalties, any of which could adversely affect our business, cash flows, operating results or financial condition. In addition, legislative or regulatory changes to Medicare, Medicaid and/or dual eligible programs, particularly the funding of those programs, could have a material adverse effect on our business, cash flows, financial condition and operating results.

Our business also may be adversely impacted by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA or the remedies available under ERISA, or reduce the scope of ERISA pre-emption of state law claims or (ii) other legislation and regulations. For example, there can be no assurance that the Financial Reform Act and the related rules will not impact our business. We believe we likely would be adversely affected if the Council designated us a “systemically important” nonbank financial company for purposes of the Financial Reform Act.

For more information regarding these matters, refer to “Regulatory Environment” beginning on page 28 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 124.

Annual Report- Page 58

Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results. Minimum MLR rebate requirements also limit the level of margin we can earn in our Commercial Insured and Medicare Insured businesses while leaving us exposed to higher than expected medical costs.
Health Care Reform requires us to pay minimum MLR rebates each year with respect to the prior year. The process supporting the determination of the amount of rebates payable is complex and requires judgment, and the rebate reporting requirements are detailed. As a result, challenges to our methodology and/or reports relating to minimum MLR rebates by federal and state regulators and private litigants are reasonably likely. The outcome of these challenges could adversely affect our operating results. In the aggregate, the minimum MLR rebate requirements also limit the level of margin we can earn in our Commercial Insured and, beginning in 2014, Medicare Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing. Refer to “Revenue Recognition” in Note 2 of Notes to Consolidated Financial Statements beginning on page 89 for more information.

We are frequently subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices, and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.
As one of the largest national health and related benefits providers, we frequently are the subject of regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, the DOL, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. Attorneys and other state, federal and international governmental authorities. Several such audits, investigations and reviews currently are pending, some of which may be resolved during 2013.

There continues to be a heightened review by federal and state regulators of the health and related benefits industry's business and reporting practices, including utilization management and payment of providers with whom the payor does not have a contract and other health and life insurance claim payment practices, as well as heightened review of the general insurance industry's brokerage, sales and marketing practices. In addition, New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, including New York, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 46.

CMS audits Medicare Advantage plans' compliance with their contracts. For additional information on these Medicare matters, refer to “Regulatory Environment” beginning on page 28 and “We are subject to funding and other risks with respect to revenue received from our participation in Medicare, Medicaid and dual eligible programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment validation (“RADV”) audits,” beginning on page 67.

These and other regular and special governmental audits, investigations and reviews could result in changes to or clarifications of our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs and loss of licensure. Any of these matters could have a material adverse effect on our financial condition, operating results or business or result in significant liabilities for our company, as well as negative publicity for us.

For more information regarding these matters, refer to “Regulatory Environment” beginning on page 28 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 124.

Annual Report- Page 59

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.
Failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security issues and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines, temporary or permanent suspension from participating in government health care programs and/or other penalties, any of which could adversely affect our business, cash flows, operating results or financial condition. For example, from April 2010 through June 2011, we were subject to immediate sanctions that CMS imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. We were not again eligible to receive assignments of low income subsidy PDP members from CMS until September 2012.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other participants are complex and subject to change. We have invested significant resources to comply with our regulatory and contractual requirements. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

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
We are growing by expanding into certain segments and subsegments of the health care marketplace. Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, dual eligible, individual, public sector and certain labor customers who are not subject to ERISA's limits on state law remedies. In addition, over the last several years we have entered product lines in which we previously did not participate, including support services for ACO's, dual eligible programs, HIT (such as Accountable Care Solutions, Medicity and ActiveHealth) and Insured Medicaid. We also significantly expanded our Medicare Supplement, HSA and FSA and low cost claims administration businesses through acquisitions in 2011; expect to expand our Medicare, Medicaid Commercial individual and Workers Compensation businesses in 2013 as a result of the completion of the proposed Coventry acquisition; and are seeking to substantially grow our Medicare, Medicaid and dual eligibles business over the next several years. These products subject us to litigation, regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and increase the risks we face from intellectual property and other litigation, regulatory reviews, audits and investigations and other adverse legal proceedings. For example, certain of our HIT products and/or solutions are subject to patent litigation and certain of our HIT products and/or solutions may be subject to regulation by the U.S. Food and Drug Administration (“FDA”); our Medicare, Medicaid and dual eligible products are more highly regulated than our Commercial products; and our mail order and specialty pharmacies dispense medications directly to members. There is the possibility of significant damages or injunction in patent litigation, and our products are not currently regulated by the FDA. There is the possibility of temporary or permanent suspension from participating in government health care programs, including Medicare, Medicaid and dual eligible programs, including if we do not comply with program rules or are convicted of fraud or other criminal conduct in the performance of a health care program or if there is an adverse decision against us under the False Claims Act. For example, from April 2010 through June 2011, we were subject to immediate sanctions that CMS imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011. We were not again eligible to receive assignments of low income subsidy PDP members from CMS until September 2012. Any similar suspensions could adversely affect our other businesses, including by harming our reputation. Our pharmacy subsidiaries are subject to the risks of

Annual Report- Page 60

purported dispensing and other operational errors, and any failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject them to civil and criminal penalties.

In addition, litigation may be brought against us by private individuals on behalf of the government through a qui tam or “whistleblower” suit. Whistleblower suits have resulted in significant settlements between governmental agencies and health care companies. When a private individual brings a whistleblower suit, the defendant often will not be made aware of the suit for many months or even years, until the government commences its own investigation or determines whether it will intervene. The significant incentives and protections provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act increase the risk that whistleblower suits will become more frequent.

In addition, we are routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal proceedings arising in the ordinary course of our businesses. Certain of these lawsuits are purported to be class actions. The majority of these cases relate to the conduct of our health care operations and allege various violations of law. Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices. While we currently have insurance coverage for some of these potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of our insurance may not be enough to cover the damages awarded or costs incurred. In addition, some types of damages, like punitive damages, may not be covered by insurance, and in some jurisdictions the coverage of punitive damages is prohibited. Insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future. We may also be subject to additional litigation and other adverse legal proceedings in the future. The outcome of litigation and other adverse legal proceedings is always uncertain, and outcomes that are not justifiable by the evidence or existing law or regulation can and do occur. Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 124 for more information.

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

•
Federal and state legislative proposals under consideration that could adversely affect a variety of pharmacy benefit industry practices, including without limitation the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of drug formularies, legislation imposing additional rights to access to drugs for individuals enrolled in health care benefits plans, and restrictions on the use of average wholesale prices.

•	The application of federal, state and local laws and regulations to the operation of our mail order pharmacy and mail order specialty pharmacy products.

•	The risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing errors.

In addition, on July 27, 2010, we entered into the PBM Agreement with CVS Caremark, under which CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. Our operating results would be adversely

Annual Report- Page 61

affected if we cannot successfully implement the PBM Agreement on a timely basis and in a cost-efficient manner and/or cannot achieve projected operating efficiencies for the agreement. In addition, if the PBM Agreement were to terminate for any reason or CVS Caremark's ability to perform its obligations under the PBM Agreement were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of the PBM Agreement, and we may not be able to meet the full demands of our customers, any of which could have a material adverse effect on our business, reputation and operating results.

Failure by us or CVS Caremark to adhere to the laws and regulations that apply to our PBM and/or pharmacies' products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, cash flows, financial condition and operating results.

Our business success and operating results depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; we have several significant multi-year strategic information technology projects in process and have increased our commitment to health information technology products and solutions.
Our businesses depend in large part on our information and other technology systems to adequately price our products and services; accurately establish reserves, process claims and report financial results; and interact with providers, employer plan sponsors, members and vendors, including CVS Caremark, in an efficient and uninterrupted fashion. We have many different information and other technology systems supporting our businesses, and we will have more systems supporting our businesses following the closing of the proposed Coventry acquisition.

With our acquisition of Medicity in January 2011 and our current focus on consumer engagement, ACOs and collaborative provider networks and optimizing our business platforms, we have increased our commitment to HIT products and solutions, a business that is rapidly changing and highly competitive. There is no assurance that our technology products or solutions will operate as intended or that we will be able to earn a profit in our HIT business, successfully adapt to changes to the HIT business or compete effectively in the HIT business or that we have been or will be able to identify and mitigate the significant risks of pursuing that business, including patent infringement and other intellectual property litigation against us and protection of our proprietary rights. In addition, although the HIT industry is not currently subject to significant regulation, as we continue to implement our HIT initiatives, an uncertain and rapidly evolving federal, state, international and industry legislative and regulatory framework related to this area, including the potential for FDA regulation of certain of our HIT products and/or solutions, as well as new legislation and/or regulation may make it difficult to achieve and maintain compliance and could adversely affect our ability to compete in the HIT business and the operating results of our HIT business.

Our business strategy involves providing customers with differentiated, easy to use, secure products and solutions that leverage information to meet the needs of those customers. The marketplace is evolving, and the types of technology and levels of service that are acceptable to customers and members today will not necessarily be acceptable in the future. Our success therefore is dependent in large part on modifying existing core and other technology systems to maintain their effectiveness and security, on anticipating and meeting marketplace demands for technology, on effectively deploying our ACS, Medicity, Active Health, ACO support and other HIT resources and on continuing to timely protect, develop, redesign and enhance technology systems that support our business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner, including through acquisitions, strategic alliances, joint ventures, social media and technology outsourcing, within the context of our existing business partnership relationships and a limited budget of human resources and capital. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain, protect and enhance.

We also need to effectively deploy our ACS, Medicity, Active Health, ACO support and other HIT resources, modify our existing systems or develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards, including the minimum MLR rebates, Insurance Exchanges, administrative

Annual Report- Page 62

simplification and other aspects of Health Care Reform, private insurance exchanges and changing customer demands. For example, the federal government has mandated that by October 2014 the health and related benefits industry, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions, known as ICD-10. Implementing ICD-10 has required and will continue to require a substantial investment of resources by us and the health and related benefits industry in general over the next several years, including significant information technology investments, changes in business processes and documentation and extensive employee education and training.  If we and/or the health and related benefits industry fail to adequately implement ICD-10 or if the implementation date of ICD-10 is postponed significantly beyond October 2014, we may suffer a significant loss in the resources invested and in productivity, and/or fluctuations in our cash flows.

We also have several other significant multi-year strategic information technology projects in process in addition to implementing the PBM Agreement, ICD-10 and preparing to integrate Coventry following the closing of the proposed acquisition. System development and other information technology projects are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete.

If we do not effectively and efficiently secure, manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

In order to remain competitive, we must further integrate our businesses and processes. Significant acquisitions (such as the proposed Coventry acquisition), strategic alliances, joint ventures and/or our ability to manage multiple multi-year strategic projects could make this integration more challenging. We expect to continue to pursue acquisitions as well as develop other inorganic growth strategies.
Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions (such as the proposed Coventry acquisition), strategic alliances, joint ventures, multi-year strategic projects, our existing business partnership relationships and a limited budget of human resources and capital, particularly if we pursue multiple transactions or other initiatives designed to diversify our sources of revenue and earnings simultaneously. For example, we expect to complete the proposed Coventry acquisition in mid-2013, and we also are simultaneously seeking to expand our ACS and other HIT businesses. As a result of our previous acquisitions and the proposed Coventry acquisition, we have acquired and will acquire a number of information technology systems that we must effectively and efficiently consolidate with our own systems. If we are unable to successfully integrate acquired businesses, including Coventry, and other processes to realize anticipated economic and other benefits on a timely basis, it could result in substantial costs or delays or other operational or financial problems.

Our strategy includes effectively investing our capital in appropriate strategic projects, current operations and acquisitions in addition to paying dividends and repurchasing our outstanding indebtedness and shares. Our strategic projects include, among other things, integrating the Coventry business, transforming our business model through consumer engagement, ACOs and collaborative provider networks, optimizing our business platforms, managing certain significant technology projects, further improving relations with health care providers, negotiating contract changes with customers and providers, and implementing other business process improvements. The future performance of our businesses will depend in large part on our ability to design and implement these initiatives, some of which will occur over several years. If these initiatives result in increased health care or other benefit costs or do not achieve their objectives, our operating results could be adversely affected.

We completed four significant acquisitions during 2011 and a number of other acquisitions and strategic alliances over the last several years. We expect to complete the proposed Coventry acquisition in mid-2013 and expect to continue to pursue acquisitions and other inorganic growth opportunities as part of our growth strategy. In addition to integration risks, some additional risks we face with respect to acquisitions and other inorganic growth strategies include:

Annual Report- Page 63

•	The acquired businesses may not perform as projected;

•	We may not obtain the synergies we project as we integrate the acquired businesses, including the proposed Coventry acquisition;

•	We may assume liabilities that we do not anticipate, including those that were not disclosed to us or which we underestimated;

•
Acquisitions and other inorganic growth strategies could disrupt or compete with our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•
We will finance a portion of the proposed Coventry acquisition, and we may finance future acquisitions and other inorganic growth strategies, by issuing common stock for some or all of the purchase price, which would dilute the ownership interests of our shareholders;

•	We have incurred and will incur additional debt related to the proposed Coventry acquisition and may incur additional debt related to future acquisitions and inorganic growth strategies;

•	We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies; and

•
We may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of companies we acquire, which may be difficult to accomplish.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing affects our operating results, and our business and operating results may continue to be adversely affected by prevailing economic conditions. There can be no assurance that future health care and other benefit costs will not deviate from our projections.
Adverse economic conditions and unanticipated increases in our health care and other benefit costs can significantly and adversely affect our businesses and operating results in a number of ways. The current economic environment is challenging and less predictable than the economic environment of the recent past, which has caused and may continue to cause unanticipated increases and volatility in our health care and other benefit costs. Premium revenues from our Insured Health Care products comprised approximately 79% and 80% of our total consolidated revenues for 2012 and 2011, respectively. While we generally have increased our premium rates for Insured business under contract in 2013, our health care premiums are priced in advance and generally fixed for one-year periods. Accordingly, cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period. Those forecasts typically are made several months before the fixed premium period begins, require a significant degree of judgment and are dependent on our ability to anticipate and detect medical cost trends. The aging of the population and other demographic characteristics, advances in medical technology, increases in the cost of prescription drugs (including specialty pharmacy drugs) and other factors contribute to rising health care costs and medical cost trends. Medical cost trends may also be impacted by a number of other factors that are beyond our control, such as epidemics, pandemics, terrorist attacks or other man-made disasters, natural disasters or other extreme events that materially increase utilization of medical and/or other covered services, as well as changes in members' healthcare utilization patterns and provider billing practices. During the years ended December 31, 2012, 2011 and 2010, medical costs and members' utilization of medical and/or other covered services were lower than we projected and members' utilization was below recent historical levels. This favorable experience is not projected to continue in 2013 as we expect utilization to increase in 2013 when compared to 2012. As a result of the volatility we have experienced in recent years, accurately anticipating, detecting, forecasting, managing and reserving for medical cost trends and utilization of medical and/or other covered services for ourselves and our self-insured customers have become more challenging. Such challenges are particularly heightened during and following periods when such utilization and/or trends are below recent historical levels such as we experienced during 2010, 2011 and 2012. There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events that we cannot forecast or project and over which we have no control, such as influenza related health care costs in the 2012-2013 flu season, which may be substantial, and the higher than projected H1N1 influenza and COBRA related health care costs we experienced in 2009, as well as changes in our

Annual Report- Page 64

products, contracts with providers, medical management, underwriting, rating and/or claims processing methods and processes. Relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our operating results. Furthermore, if we are unable to accurately and promptly anticipate and detect medical cost trends, our ability to take timely pricing and other corrective actions may be limited, which would further exacerbate the adverse impact on our operating results. This risk is magnified by Health Care Reform and other legislation and regulations (such as rate reviews and limits on premium rate increases) that limit our ability to price for our projected and/or experienced increases in utilization of medical and/or other covered services and/or such trend. If health care and other benefit costs are higher than we predict or if we are not able to obtain appropriate pricing on new or renewal business, our prices will not reflect the risk we assume, and our operating results will be adversely affected. If health care and other benefit costs are lower than we predict, our prices may be higher than those of our competitors, which may cause us to lose membership. For more information, see “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 22.

Our ability to manage health care and other benefit costs affects our operating results and competitiveness.
Our operating results and competitiveness depend in large part on our ability to appropriately manage future health care and other benefit costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. Government-imposed limitations on Medicare and Medicaid reimbursement also have caused the private sector to bear a greater share of increasing health care and other benefits costs over time. The aging of the population and other demographic characteristics, advances in medical technology, increases in the cost of prescription drugs (including specialty pharmacy drugs) and other factors continue to contribute to rising health care and other benefit costs. Changes as a result of Health Care Reform and other changes in the regulatory environment, implementation of ICD-10, changes in health care practices, general economic conditions (such as inflation and employment levels), new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, health care provider and member fraud, changes to Medicare and/or Medicaid reimbursement levels to health plans and providers and numerous other factors affecting the cost of health care can be beyond any health plan's control and may adversely affect our ability to predict and manage health care and other benefit costs, which can adversely affect our competitiveness and operating results.

We face risks from industry, public policy and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry may affect our business model. Those factors include, among others, a declining number of Commercially insured people; the rapid evolution of the business model, particularly as that model moves to a direct-to-consumer marketing model, such as the model contemplated by existing private insurance exchanges and the Insurance Exchanges, which will begin to operate in 2014, or a defined contribution model for health benefits; shifts in public policy, including those embodied in Health Care Reform or other changes that cause employers to shift away from defined benefit health plans; adverse changes in laws and regulations or the interpretation of laws and regulations; consumerism; pricing actions by competitors; competitor, provider and other supplier consolidation and integration; and changes in technology. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries, such as HIT companies and providers entering into the health insurance business. If we are unable to anticipate or detect these and other relevant external factors and deploy meaningful responses to all relevant external factors, our business and operating results may be adversely affected.

Annual Report- Page 65

Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and operating results, and we do not expect these conditions to improve in the near future.
The current volatile U.S. and global economic environment has resulted in significantly diminished expectations of, and higher uncertainty with respect to, the prospects for the U.S. and global economies going forward. Our customers, medical providers and the other companies with which we do business are generally headquartered in the U.S.; however, many of our largest customers are global companies with operations around the world. As a result, adverse economic conditions in the U.S. (including as a result of, or uncertainty around, any sequestration) and abroad have adversely affected and can in the future significantly and adversely affect our businesses and operating results by:

•
Leading to reductions in workforce by our customers, which would reduce both the number of members we serve and our revenues and could lead members to increase their utilization of health care and other covered services in anticipation of losing their health care coverage and lead to higher than projected COBRA health care costs.

•
Leading our customers and potential customers, particularly those with the most members, and state and local governments, to force us to compete more vigorously on factors such as price and service, including service, benefit claim experience and other performance guarantees, to retain or obtain their business.

•
Leading our customers and potential customers to purchase less profitable mixes of products from us (i.e., purchase products that generate less profit for us (such as our administrative services products) than the products they currently purchase or otherwise would have purchased) or purchase fewer products from us.

•	Leading our customers and potential customers, particularly smaller employers and individuals, to elect not to obtain or renew their health and other benefit coverage with us.

•
Adversely affecting state and federal budgets, resulting in reduced reimbursements or payments to us in Medicare, Medicaid, dual eligible, SCHIP and/or other federal and state government health care coverage programs.

•
Causing unanticipated increases and volatility in utilization of medical and/or other covered services by our members and/or increases in medical unit costs, each of which would increase our health care and other benefit costs and limit our ability to accurately detect, forecast, manage and reserve for our members' utilization of medical and/or other covered services and our self-insured customers' medical cost trends and/or changes in those trends and/or future health care and other benefit costs.

•
Increasing our medical unit costs as hospitals and other providers attempt to maintain revenue levels while adjusting to their own economic challenges, which have been amplified by the ATRA and would be further amplified by any sequestration.

•	Contributing to inflation that could factor into interest rate increases and thereby increase our interest expense and adversely affect that component of our operating results.

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

Furthermore, reductions in workforce by our customers in excess of, or at a faster rate than, those we project could reduce both our membership and revenue below our projected levels and cause unanticipated increases in our health care and other benefit costs. There can be no assurance that our health care and other benefit costs, business and operating results will not be adversely affected by these economic conditions or other factors.

Annual Report- Page 66

We are subject to funding and other risks with respect to revenue received from our participation in Medicare, Medicaid and dual eligible programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment data validation (“RADV”) audits.
The federal government and many states from time to time consider altering the level of funding for government health care programs, including Medicare, Medicaid and dual eligible programs. For example, the ATRA reduced Medicare reimbursements to health care plans and eliminated funding for certain Health Care Reform programs, and any sequestration would result in an automatic Medicare spending cuts of not more than 2% of total program costs. State budget deficits also could lead to changes in eligibility, coverage or other program changes in an effort to reduce the cost of Medicaid programs. We cannot predict future Medicare, Medicaid or dual eligible program funding levels or ensure that changes in Medicare, Medicaid and/or dual eligible program funding will not have an adverse effect on our Medicare, Medicaid and/or dual eligible operating results.

The U.S. Supreme Court's June 28, 2012, decision on Health Care Reform permits states to opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding, and governors in over a dozen states have indicated that they may not support Medicaid expansion. The ruling also creates uncertainty regarding the effectiveness of Health Care Reform's “maintenance of effort” (“MOE”) provision. If states are not subject to the MOE provision and allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth. We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of Health Care Reform or state level health care reform, nor can we predict the impact those changes will have on our business operations or operating results, but the effects could be materially adverse.

Under the BCA and the ATRA, absent further legislation, significant, automatic across-the-board budget cuts (known as sequestration) to several federal government programs, including Medicare spending cuts of not more than 2% of total program costs for nine years, are scheduled to start in March 2013. The ATRA also contained additional reductions to Medicare reimbursements to health plans. These reductions could adversely affect us, our customers and our providers, although they could still be avoided through Congressional action in or before March 2013. We cannot predict the impact that sequestration, if it occurs, or entitlement program reform will have on our business, operations or operating results, but the effects could be materially adverse particularly on our Medicare revenue and operating results.

We continue to increase our focus on the non-Commercial portion of our Health Care segment as part of our business diversification efforts; the non-Commercial portion of our business will increase as a percentage of our total business upon the completion of the proposed Coventry acquisition; and we are seeking to substantially grow our Medicare, Medicaid and dual eligibles business over the next several years. In many instances, to acquire and retain our non-Commercial business, we must bid against our competitors in an increasingly competitive environment, and winning bids increasingly are being challenged successfully. As a result of these challenges, in some cases where our bid is successful we may incur unreimbursed implementation and other costs to meet contractual deadlines even if we ultimately lose the challenge.

For the government-funded health program business we obtain, such as Medicare, Medicaid and dual eligible business and our government customers in our Commercial business, our revenues are dependent on annual funding by the federal government and/or applicable state or local governments, and both federal, state and local governments have the right to non-renew or cancel their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities. For example, under Health Care Reform, 2011 Medicare Advantage payment rates to us were frozen based on 2010 levels with additional reductions over a multiyear period beginning in 2012 based on regionally adjusted benchmarks, competitive bidding was introduced for Medicare Advantage plans for the 2012 plan year, and our Medicare Advantage plans' operating results from 2012 forward is likely to continue to be significantly determined by their “star ratings” from CMS. In addition, the ATRA contained additional reductions to Medicare reimbursement of health plans by reducing risk adjustment payments. Our business, operations and/or operating results, particularly our Medicare revenue and operating results, also may be adversely affected by any sequestration of Medicare payments, which could occur as

Annual Report- Page 67

early as March 2013. In addition, while Health Care Reform will significantly expand the number of people who will qualify to enroll in Medicaid beginning in 2014, most states currently face significant budget challenges, and several states are currently seeking to reduce their Medicaid expenditures; other states may take similar action. Our government customers also determine the premium levels and other aspects of Medicare, Medicaid and dual eligible programs that affect the number of persons eligible for or enrolled in these programs, the services provided to enrollees under the programs, and our administrative and health care and other benefit costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and may do so in the future. For example, if a government customer reduces the premium levels or increases premiums by less than the increase in our costs, such as not allowing us to recover applicable Health Care Reform fees, taxes and assessments, and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected.

In addition, premiums for certain federal government employee groups, Medicare members and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments. CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of services we provide to our Medicare members.

CMS uses a risk-adjustment model which apportions premiums paid to Medicare Advantage plans according to their members' health severity as supported by data provided by health care providers. As required under CMS' risk adjustment methodology, we collect from health care providers and provide to CMS claim, diagnosis and encounter data. We generally rely on providers to appropriately code the claim submissions and document their medical records. CMS then determines the risk score and the payments we receive based on the health care data we submit and member demographic data.

CMS performs RADV audits to validate coding practices and supporting medical record documentation maintained by health care providers. CMS may require us to refund premium payments if our risk adjustment factors are not properly supported by medical record data. CMS has selected certain of our Medicare Advantage contracts for the 2007 contract year for audit. In 2013, CMS is expected to notify Medicare Advantage plans that have been selected for audit of their contract year 2011 payments. We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond.

In February 2012, CMS published a Notice of Final Payment Error Calculation Methodology for Part C Medicare Advantage Risk Adjustment Data Validation Contract-Level Audits (the “Notice”). The Notice outlines the methodology that CMS will use to determine RADV audit premium refunds payable by Medicare Advantage plans for contract years 2011 and forward. Under that methodology, the RADV audit premium refund calculation will include an adjustment for the differences in documentation standards between the RADV audits and the risk adjustment model; however, the Notice provides limited information about that adjustment. In addition, CMS will project the error rate identified in the audit sample to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not make an adjustment for differences in documentation standards or project sample error rates to the entire contract. During 2013, CMS is expected to select Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the financial impact of that documentation standard adjustment, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years or the current contract year. For additional information, refer to “Regulatory Environment” beginning on page 28.

Any premium refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows. For more information see “Regulatory Environment - Medicare” beginning on page 39.

Annual Report- Page 68

Our ability to manage general and administrative expenses while expanding our marketplace presence affects our operating results.
Our operating results depend in part on our ability to drive our general and administrative expenses to competitive levels while expanding our marketplace presence. Controlling general and administrative expenses is particularly important in our Health Care businesses that are subject to regulatory changes that may restrict our underwriting margins, such as minimum MLR requirements. We have significant fixed costs, and our ability to reduce variable costs in the short term is limited. We manage general and administrative expenses by, among other things, reducing the number of products we offer and controlling salaries and related benefits and information technology and other general and administrative costs, while simultaneously seeking to implement Health Care Reform and other regulatory requirements, attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals, including profitable membership growth. In addition, transaction and integration costs related to the proposed Coventry acquisition will increase our general and administrative expenses over the next several years. We can provide no assurance that we will be able to manage our general and administrative expenses to competitive levels.

We would be adversely affected if we fail to adequately protect member and customer related health, financial and other sensitive information, including taking steps to ensure that our business associates who obtain access to sensitive information maintain its confidentiality.
The use and disclosure of personal health, financial and other sensitive information is regulated at the federal, state and international levels, and these laws and rules are subject to change by legislation or administrative or judicial determination and increased enforcement activity. HIPAA requires business associates as well as Covered Entities to comply with certain privacy and security requirements. HHS has implemented a new audit program under HIPAA. At this time we cannot predict whether we will be audited or any potential penalties from or results of such an audit. In addition, international laws governing the use and disclosure of such information are generally more stringent than in the U.S., and they vary from jurisdiction to jurisdiction.

We collect, process, maintain, retain and distribute large amounts of personal health and financial information and other confidential and sensitive data about our members and customers in the ordinary course of our business. Our business therefore depends substantially on our members' and customers' willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep our computer networks, information technology systems, computers and programs and our members' and customers' sensitive information secure from attack, damage or unauthorized access, whether as a result of our action or inaction or that of one of our business associates or outsourced or other vendors, including CVS Caremark, could adversely affect our reputation, membership and revenues and also expose us to mandatory disclosure to the media, litigation (including class action litigation) and other enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our business, cash flows, operating results or financial condition.

We have experienced cyber attacks such as distributed denial of service attacks and attempted virus infections in the past and expect to continue to experience them going forward. Although the impact of such attacks has not been material through December 31, 2012, we can provide no assurance that we will be able to identify, prevent or contain the effects of such attacks or other cybersecurity risks or threats in the future. As we expand our HIT business, including through our acquisition and growth of ACS, Medicity, and Active Health, increase the amount of information we make available to members and consumers on mobile devices, expand our use of social media and expand internationally, our exposure to these data security and related cybersecurity risks, including the risk of undetected attacks, damage or unauthorized access, increases, and the cost of attempting to protect against these risks also increases.

Annual Report- Page 69

We would be adversely affected if we do not effectively deploy our capital.
Our operations generate significant capital, and we have the ability to raise additional capital. In deploying our capital to fund our investments in operations (including information technology and other strategic projects), dividends, acquisitions, share and/or debt repurchases, reinsurance or other capital uses, our financial position and operating results could be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.

The manner in which we deploy our capital impacts our financial strength, claims paying ability and credit ratings issued by recognized rating organizations. We believe ratings are important factors in establishing the competitive position of insurance companies and health care benefits companies. Information about ratings issued by nationally-recognized ratings organizations is broadly distributed and generally used throughout our industry. We believe the financial strength and claims paying ability of our principal insurance and HMO subsidiaries are important factors in marketing our products to certain of our customers. In addition, Aetna Inc.'s credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital. Our ratings reflect each rating organization's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Following the announcement of the proposed Coventry acquisition, each of A.M. Best, Fitch and Moody's placed certain of our debt, financial strength and other credit ratings under review for possible downgrade. S&P has affirmed certain of our ratings and revised its outlook to stable from positive. Consistent with our expectations, Moody's has said it anticipates downgrading our long-term debt and financial strength ratings following the closing of the proposed Coventry acquisition. Downgrades in our ratings, should they occur, could adversely affect our reputation, business, cash flows, financial condition and operating results.

We must continue to provide our customers with quality service that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, outsourced PBM functions, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery, customer case installation and on-line access and tools) that meet or exceed our customers' and members' expectations. We depend on third parties for certain of our customer service, PBM and prescription delivery operations. For example, as a result of our PBM Agreement with CVS Caremark, we obtain certain PBM services from CVS Caremark. Failure by us or our vendors to provide service that meets our customers' and members' expectations or our vendors' contractual obligations to us, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our operating results may be adversely affected if we are unable to contract with providers on competitive terms and otherwise develop and maintain favorable provider relationships.
Our operating results are dependent in part upon our ability to contract competitively while developing and maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health care benefits providers. That ability is affected by the rates we pay providers for services rendered to our members (including financial incentives to deliver quality medical and/or other covered services in a cost-effective manner), by our business practices and processes, by our acquisitions, including our proposed acquisition of Coventry, and by our provider payment and other provider relations practices (including whether to include providers in the various provider network options we make available to our customers), as well as factors not associated with us that impact these providers, such as merger and acquisition activity and other consolidations among providers and/or among our competitors, changes in Medicare and/or Medicaid reimbursement levels to health care providers, and increasing revenue and other pressures on providers. Ongoing reductions by CMS and state governments in amounts payable to providers (including reductions due to the ATRA or any sequestration), particularly hospitals, for services provided to Medicare and Medicaid enrollees may pressure the financial condition of certain providers and increase this risk.

The breadth and quality of our networks of available providers and our ability to offer different provider network options are important factors when customers consider our products and services, and for certain of our business we must maintain provider networks that satisfy applicable access to care and/or network adequacy requirements. Our

Annual Report- Page 70

contracts with providers generally may be terminated by either party without cause on short notice. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss of or inability to grow membership, higher health care or other benefits costs (which we may not be able to reflect in our pricing due to rate reviews or other factors), health care provider network disruptions, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers about the amount of compensation that is due to these providers for services rendered to our members. In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, during 2012, we settled litigation with non-participating providers, and during 2009, we settled a matter with the New York Attorney General that caused us to transition to different databases to determine the amount we pay non-participating providers under certain benefit plan designs. The outcome of these disputes may cause us to pay higher medical or other benefit costs than we projected.

ACO's, consolidation among and by integrated health systems and other changes in the structures that physicians, hospitals and other health care providers choose may change the way these providers interact with us and may change the competitive landscape in which we operate. These changes may affect the way we price our products and services and estimate our medical and other covered benefits costs and may require us to change our operations. While we believe ACOs and other new organizational structures present opportunities for us, the implementation of our ACS and ACO strategies may not achieve the intended results, which could adversely affect our operating results, financial condition and cash flows.

Certain of these matters are described in more detail in “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 125.

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us or certain of our vendors, including CVS Caremark, would adversely affect our ability to differentiate our product and/or solution offerings from those of competitors and could adversely affect our operating results.

Sales of our products and services are dependent on our ability to attract, retain, motivate and provide support to a network of internal sales personnel and independent third-party brokers, consultants and agents.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently also recommend and/or market health care benefits products of our competitors, and we must compete intensely for their services and allegiance. Our sales could be adversely affected if we are unable to attract, retain or motivate sales personnel and third-party brokers, consultants and agents or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels. This risk is heightened as our business model evolves to a more consumer-centric focus, such as competing for sales on Insurance Exchanges.

In addition, there have been a number of investigations regarding the marketing practices of brokers and agents selling health care and other insurance products and the payments they receive. These investigations have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling those

Annual Report- Page 71

companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practices, which could adversely affect our ability to market our products.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry in multiple countries, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factors discussion. We continue to devote resources to further develop and integrate our enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can adversely affect our operating results, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or business operations.

Epidemics, pandemics, terrorist attacks or other man-made disasters, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity; and we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could adversely affect our business, cash flows, and operating results, and, in the event of extreme circumstances, our financial condition or viability. Other than obtaining insurance coverage for our facilities and limited reinsurance of our Health Care and/or Group Insurance liabilities, there are few, if any, commercial options through which to transfer the exposure from terrorism or other extreme events away from us. In particular, in the event of nuclear, biological or other terrorist attacks or other man-made disasters, natural disasters, epidemics or other extreme events, we could face significant health care (including behavioral health), life insurance and disability costs which would also be affected by the government's actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events. Our business could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our operating results could be materially adversely affected.
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid. We also must estimate the amount of rebates payable under Health Care Reform's minimum MLR rules. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims submission and processing patterns and/or procedures, changes in membership and product mix, changes in utilization of medical and/or other covered services, changes in medical cost trends and the introduction of new benefits and products. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2012 would cause these estimates to change in the near term, and such change could be material. Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our operating results. These risks are particularly acute during and following periods when utilization of medical and/or other covered services and/or medical cost trends are below recent historical levels such as we have experienced during 2010,

Annual Report- Page 72

2011 and 2012 and magnified by Health Care Reform and other legislation and regulations (such as rate reviews and limits on premium rate increases) that limit our ability to price for our projected and/or experienced increases in such utilization and/or trend. Refer to our discussion of “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 22 for more information.

Any requirement to restate financial results due to the inappropriate application of accounting principles or other matters or a significant failure of internal control over financial reporting could also have a material adverse effect on us and/or the trading price of our common stock.
The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements. An inappropriate application of these principles or a significant failure of internal control over financial reporting may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results. If we experienced such a deterioration, users of our financial statements might lose confidence in our reported results, which could adversely affect the trading price of our common stock, our credit ratings and/or our access to capital markets.

We outsource and obtain PBM services and certain information technology systems and other services from independent third parties and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
We take steps to monitor and regulate the performance of independent third parties who provide PBM services, systems-related or other services or facilities to us or to whom we delegate selected functions. Certain of these third parties provide us with significant portions of our requirements. These third parties include CVS Caremark, information technology system providers, independent practice associations, accountable care organizations and call center and claim and billing service providers. These arrangements may make our operations vulnerable if those third parties fail to meet their contractual obligations to us or to comply with applicable laws or regulations, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. This exposure is particularly heightened in our Medicare, Medicaid and dual eligible programs, where we could have liability for or suffer penalties due to the noncompliance of such third parties. For more information on these matters, see “Our business activities are highly regulated; Health Care Reform as well as new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially adversely affect our business and operating results” beginning on page 57. A termination of our agreements with one or more of these service providers could result in reduced service quality and effectiveness, inability to meet our obligations to our customers or less favorable contract terms, any of which can adversely affect our business, reputation and/or operating results.

Under the PBM Agreement, CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement is for a term of up to 12 years (commencing July 27, 2010), although we have certain termination rights beginning in January, 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. Our operating results would be adversely affected if we cannot successfully implement the PBM Agreement on a timely basis and in a cost-efficient manner and/or cannot achieve projected operating efficiencies for the agreement. In addition, if the PBM Agreement were to terminate for any reason or CVS Caremark's ability to perform its obligations under the PBM Agreement were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of the PBM Agreement, and we may not be able to meet the full demands of our customers, any of which could have a material adverse effect on our business, reputation and/or operating results. Similarly, a subsidiary of ESI provides certain PBM services to Coventry under two agreements, one of which expires January 1, 2016, and one of which expires January 1, 2017.

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

Annual Report- Page 73

experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential health care benefits provider network disruptions, and in some cases cause us to incur duplicative claims expense.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our operating results and/or our financial position.
The global capital markets, including credit markets, continue to experience volatility, uncertainty and disruption. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and surplus and is comprised largely of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the international financial markets; and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments' monetary policy, particularly U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our operating results and/or our financial position by:

•
Significantly reducing the value of the debt securities we hold in our investment portfolio and creating realized capital losses that reduce our operating results and/or unrealized capital losses that reduce our shareholders' equity.

•
Keeping interest rates low on high-quality short-term or medium-term debt securities (such as we have experienced during recent years) and thereby materially reducing our net investment income and operating results as the proceeds from securities in our investment portfolio that mature or are otherwise disposed of continue to be reinvested in lower yielding securities.

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

Our pension plan expenses are affected by general financial market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have pension plans that cover a large number of current employees and retirees. Even though our employees stopped earning future pension service credits in the Aetna Pension Plan effective December 31, 2010, the Aetna Pension Plan continues to operate. Therefore, unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations.

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

Annual Report- Page 74

Certain Risks relating to Coventry.
Following completion of the proposed acquisition, Aetna will be subject to the risks described in (i) Part I, Item 1A in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 and filed with the SEC on February 28, 2012, (ii) Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, and filed with the SEC on November 5, 2012, (iii) Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, and filed with the SEC on August 6, 2012, and (iv) Part II, Item 1A in Coventry's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and filed with the SEC on May 8, 2012, in each case, incorporated by reference into this Annual Report on Form 10-K.

Annual Report- Page 75

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2012		2011		2010	2009	2008
Revenue	$36,595.9		$33,779.8		$34,246.0	$34,764.1	$30,950.7
Net income	1,657.9		1,985.7		1,766.8	1,276.5	1,384.1
Net realized capital gains (losses), net of tax	71.0		109.1		183.8	55.0	(482.3)
Total assets	41,494.5		38,593.1		37,739.4	38,550.4	35,852.5
Short-term debt	—		425.9		—	480.8	215.7
Long-term debt	6,481.3		3,977.7		4,382.5	3,639.5	3,638.3
Shareholders' equity	10,405.8		10,120.2		9,890.8	9,503.8	8,186.4

Per common share data:
Cumulative annual dividends declared	$.725	(1)	$.625	(1)	$.04	$.04	$.04
Net income:
Basic	4.87		5.33		4.25	2.89	2.91
Diluted	4.81		5.22		4.18	2.84	2.83

(1)
In February 2011, we announced that our Board of Directors (our “Board”) increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle.  On December 2, 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per common share. On November 30, 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per common share.

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties regarding Aetna's future financial condition and results of operations, including the proposed Coventry acquisition.

Annual Report- Page 76

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2012	2011	2010
Revenue:
Health care premiums	$28,872.0	$27,189.2	$27,610.6
Other premiums	1,902.0	1,775.8	1,822.1
Group annuity contract conversion premium	941.4	—	—
Fees and other revenue (1)	3,853.5	3,716.1	3,529.5
Net investment income	918.3	930.8	1,056.3
Net realized capital gains	108.7	167.9	227.5
Total revenue	36,595.9	33,779.8	34,246.0
Benefits and expenses:
Health care costs (2)	23,728.9	21,653.5	22,719.6
Current and future benefits	2,008.1	1,876.5	2,013.4
Benefit expense on group annuity contract conversion	941.4	—	—
Operating expenses:
Selling expenses	1,105.5	1,104.8	1,226.6
General and administrative expenses	5,770.9	5,699.6	5,292.4
Total operating expenses	6,876.4	6,804.4	6,519.0
Interest expense	268.8	246.9	254.6
Amortization of other acquired intangible assets	142.0	120.7	95.2
Loss on early extinguishment of long-term debt	84.9	—	—
Total benefits and expenses	34,050.5	30,702.0	31,601.8
Income before income taxes	2,545.4	3,077.8	2,644.2
Income taxes	887.5	1,092.1	877.4
Net income	$1,657.9	$1,985.7	$1,766.8
Earnings per common share:
Basic	$4.87	$5.33	$4.25
Diluted	$4.81	$5.22	$4.18

(1)
Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $79 million, $63 million and $83 million (net of pharmaceutical and processing costs of $1.2 billion, $1.3 billion and $1.4 billion) for 2012, 2011 and 2010 respectively.

(2)
Health care costs have been reduced by Insured member co-payments related to our mail order and specialty pharmacy operations of $127 million, $130 million and $148 million for 2012, 2011 and 2010 respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 77

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(Millions)	2012	2011	2010
Net income	$1,657.9	$1,985.7	$1,766.8
Other comprehensive income (loss), net of tax:
Previously impaired debt securities: (1)
Net unrealized gains
($3.7, $3.7, and $65.4 pretax)	2.4	2.4	42.5
Less: reclassification of gains to earnings
($5.1, $29.7, and $83.8 pretax)	3.3	19.3	67.7
Total previously impaired debt securities (1)	(.9)	(16.9)	(25.2)
All other securities:
Net unrealized gains
($468.3, $518.8, and $503.8 pretax)	304.4	337.2	327.5
Less: reclassification of gains to earnings
($113.8, $180.3, and $238.3 pretax)	74.4	117.2	188.0
Total all other securities	230.0	220.0	139.5
Foreign currency and derivatives:
Net unrealized gains (losses)
($1.4, $(14.2), and $(82.9) pretax)	.9	(9.2)	(53.9)
Less: reclassification of losses to earnings
($(5.0), $(4.3), and $(1.6) pretax)	(3.3)	(2.8)	(1.3)
Total foreign currency and derivatives	4.2	(6.4)	(52.6)
Pension and other postretirement benefit (“OPEB”) plans:
Unrealized net actuarial losses arising during the period
($(189.8), $(402.6), and $(152.8) pretax)	(123.4)	(261.7)	(99.3)
Amortization of net actuarial losses
($74.7, $63.2, and $167.8 pretax)	48.6	41.1	109.1
Amortization of prior service credit
($(4.1), $(4.1), and $(17.0) pretax)	(2.7)	(2.7)	(11.1)
Total pension and OPEB plans	(77.5)	(223.3)	(1.3)
Other comprehensive income (loss)	155.8	(26.6)	60.4
Comprehensive income	$1,813.7	$1,959.1	$1,827.2

(1)
Represents unrealized losses on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired debt security.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 78

Consolidated Balance Sheets

	At December 31,
(Millions)	2012		2011
Assets:
Current assets:
Cash and cash equivalents	$2,579.2		$679.7
Investments	2,221.9		2,211.8
Premiums receivable, net	804.7		761.4
Other receivables, net	808.0		701.5
Accrued investment income	194.3		195.8
Collateral received under securities loan agreements	47.1		—
Income taxes receivable	139.9		161.9
Deferred income taxes	426.5		387.2
Other current assets	1,022.8		790.7
Total current assets	8,244.4		5,890.0
Long-term investments	19,698.2		18,083.2
Reinsurance recoverables	876.8		921.7
Goodwill	6,214.4		6,203.9
Other acquired intangible assets, net	818.7		958.6
Property and equipment, net	540.0		556.9
Other long-term assets	854.9		760.6
Separate Accounts assets	4,247.1		5,218.2
Total assets	$41,494.5		$38,593.1

Liabilities and shareholders' equity:
Current liabilities:
Health care costs payable	$2,992.5		$2,675.5
Future policy benefits	739.9		668.0
Unpaid claims	620.7		581.2
Unearned premiums	403.5		369.7
Policyholders' funds	1,276.9		1,281.6
Collateral payable under securities loan agreements	47.1	—	—
Short-term debt	—		425.9
Accrued expenses and other current liabilities	2,407.0		2,520.3
Total current liabilities	8,487.6		8,522.2
Future policy benefits	6,853.7		6,092.8
Unpaid claims	1,546.9		1,505.8
Policyholders' funds	1,364.0		1,351.6
Long-term debt	6,481.3		3,977.7
Deferred income taxes	473.5		208.8
Other long-term liabilities	1,634.6		1,595.8
Separate Accounts liabilities	4,247.1		5,218.2
Total liabilities	31,088.7		28,472.9
Commitments and contingencies (Note 18)
Shareholders' equity:
Common stock ($.01 par value; 2.6 billion shares authorized and 327.6 million shares issued and outstanding in 2012; 2.6 billion shares authorized and 349.7 million shares issued and
outstanding in 2011) and additional paid-in capital	1,095.3		962.8
Retained earnings	10,343.9		10,346.6
Accumulated other comprehensive loss	(1,033.4)		(1,189.2)
Total shareholders' equity	10,405.8		10,120.2
Total liabilities and shareholders' equity	$41,494.5		$38,593.1

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 79

Consolidated Statements of Shareholders’ Equity

(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at December 31, 2009	430.8	$470.1	$10,256.7	$(1,223.0)	$9,503.8
Net income	—	—	1,766.8	—	1,766.8
Other comprehensive income	—	—	—	60.4	60.4
Common shares issued for benefit plans,
including tax benefits	6.0	181.9	—	—	181.9
Repurchases of common shares	(52.4)	(.5)	(1,605.5)	—	(1,606.0)
Dividends declared	—	—	(16.1)	—	(16.1)
Balance at December 31, 2010	384.4	651.5	10,401.9	(1,162.6)	9,890.8
Net income	—	—	1,985.7	—	1,985.7
Other comprehensive loss	—	—	—	(26.6)	(26.6)
Common shares issued for benefit plans,
including tax benefits	10.4	311.7	—	—	311.7
Repurchases of common shares	(45.1)	(.4)	(1,812.6)	—	(1,813.0)
Dividends declared	—	—	(228.4)	—	(228.4)
Balance at December 31, 2011	349.7	962.8	10,346.6	(1,189.2)	10,120.2
Net income	—	—	1,657.9	—	1,657.9
Other comprehensive income	—	—	—	155.8	155.8
Common shares issued for benefit plans,
including tax benefits	10.2	132.8	—	—	132.8
Repurchases of common shares	(32.3)	(.3)	(1,417.2)	—	(1,417.5)
Dividends declared	—	—	(243.4)	—	(243.4)
Balance at December 31, 2012	327.6	$1,095.3	$10,343.9	$(1,033.4)	$10,405.8

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 80

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2012	2011	2010
Cash flows from operating activities:
Net income	$1,657.9	$1,985.7	$1,766.8
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital gains	(108.7)	(167.9)	(227.5)
Depreciation and amortization	449.9	447.2	444.4
Equity in (earnings) losses of affiliates, net	(46.9)	1.4	(33.1)
Stock-based compensation expense	122.2	141.4	110.4
Amortization (accretion) of net investment premium (discount)	21.7	1.9	(28.9)
Loss on early extinguishment of long-term debt	84.9	—	—
Changes in assets and liabilities:
Accrued investment income	12.1	6.7	5.8
Premiums due and other receivables	(163.7)	16.4	(38.6)
Income taxes	98.6	154.9	182.8
Other assets and other liabilities	(340.2)	21.5	(309.3)
Health care and insurance liabilities	25.5	(103.0)	(458.6)
Other, net	8.7	1.6	(2.1)
Net cash provided by operating activities	1,822.0	2,507.8	1,412.1
Cash flows from investing activities:
Proceeds from sales and maturities of investments	11,671.3	10,045.6	11,966.7
Cost of investments	(11,555.8)	(9,998.1)	(11,043.4)
Additions to property, equipment and software	(338.2)	(372.0)	(288.7)
Cash used for acquisitions, net of cash acquired	(8.6)	(1,555.7)	(.1)
Net cash (used for) provided by investing activities	(231.3)	(1,880.2)	634.5
Cash flows from financing activities:
Net repayment of long-term debt	(277.2)	(900.0)	—
Net issuance of long-term debt	2,664.8	480.1	697.8
Net (repayment) issuance of short-term debt	(425.9)	425.9	(480.8)
Deposits and interest credited for investment contracts	5.7	5.6	8.0
Withdrawals of investment contracts	(17.0)	(8.9)	(9.5)
Common shares issued under benefit plans	(44.5)	125.5	43.2
Stock-based compensation tax benefits	50.3	38.5	22.5
Common shares repurchased	(1,417.5)	(1,813.0)	(1,606.0)
Dividends paid to shareholders	(239.1)	(167.2)	(16.1)
Collateral on interest rate swaps	9.2	(2.0)	(41.7)
Net cash provided by (used for) financing activities	308.8	(1,815.5)	(1,382.6)
Net increase (decrease) in cash and cash equivalents	1,899.5	(1,187.9)	664.0
Cash and cash equivalents, beginning of period	679.7	1,867.6	1,203.6
Cash and cash equivalents, end of period	$2,579.2	$679.7	$1,867.6

 Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 81

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

•
Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk) and emerging businesses products and services, such as Accountable Care Solutions (“ACS”) that complement and enhance our medical products. Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans. Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, and products that provide access to our provider network in select markets.

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

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 20 beginning on page 131 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains or losses and other items, if any) (refer to Note 19 beginning on page 128 for segment financial information).

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

Reclassifications
Certain reclassifications were made to 2010 and 2011 financial information to conform with 2012 presentation.

Annual Report- Page 82

New Accounting Standards
Testing Goodwill for Impairment
Effective January 1, 2012, we adopted new accounting guidance for testing goodwill for impairment. Under this guidance, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of our Health Care or Group Insurance segment is less than its carrying value. If we determine that the fair value is likely greater than its carrying value, then no additional analysis is necessary, as the goodwill is not impaired. The adoption of this new guidance did not have an impact on our financial position or operating results.

Presentations of Comprehensive Income
Effective January 1, 2012, we adopted new presentation requirements for comprehensive income in the financial statements.  Under this guidance, we have presented comprehensive income as a separate statement immediately following the statement of income.  This change in presentation did not have an impact on our financial position or operating results.

Fair Value Measurements
Effective January 1, 2012, we adopted new guidance relating to fair value measurements.  This new guidance amended and clarified certain existing fair value measurement principles and required additional disclosures for all Level 3 assets, including a qualitative discussion about the sensitivity of Level 3 fair value measurements.  The new requirements did not have an impact on our financial position or operating results.

Reconsideration of Effective Control for Repurchase Agreements
Effective January 1, 2012, we adopted new guidance relating to repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before maturity.  The guidance prescribes when an entity may recognize a sale upon the transfer of financial assets subject to repurchase agreements.  Since we treat these transactions as collateralized borrowings rather than sales, the adoption of this accounting guidance did not have an impact on our financial position or operating results.

Deferred Acquisition Costs
Effective January 1, 2012, we prospectively adopted new guidance for costs associated with acquiring or renewing insurance contracts. This guidance clarified that such costs qualify for capitalization when directly related to the successful acquisition of new and renewed insurance contracts. We capitalized an immaterial amount of acquisition costs in 2011, all of which related to insurance contract acquisition costs incurred subsequent to the acquisition of the Medicare Supplement business and related blocks of in-force business from Genworth in the fourth quarter of 2011. As a result, the amount of costs that would have been capitalized in 2011 if this new guidance were applied is immaterial.

Future Application of Accounting Standards
Testing Intangibles for Impairment
Effective January 1, 2013, we will adopt new accounting guidance for testing indefinite-lived intangible assets for impairment. Under this guidance, an entity has the option first to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If management determines that an indefinite-lived intangible asset's fair value is likely greater than its carrying value, then no additional analysis is necessary, as the indefinite-lived intangible asset is not impaired. We do not expect this new guidance to have a material impact on our financial position or operating results.

Fees Paid to the Federal Government by Health Insurers
Effective January 1, 2014, we will adopt new accounting guidance relating to the recognition and income statement reporting of any mandated fees to be paid to the federal government by health insurers. This guidance will apply primarily to new fees enacted in the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, “Health Care Reform”). The mandated fees may be material, and this new accounting guidance will result in the recognition of this expense on a straight-line basis beginning in 2014.

Annual Report- Page 83

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of debt securities and revenue recognition, and allowance for estimated terminations and uncollectible accounts. We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on-hand and debt securities with an original maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our balance sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 10 beginning on page 102 for additional information on how we estimate the fair value of these investments. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in the fair value of a debt security is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The credit-related component is included in our operating results. The non-credit related component is included in other comprehensive income if we do not intend to sell the debt security and is included in our operating results if we intend to sell the debt security. We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

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

The quarterly impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio.  We would establish an additional allowance for loan losses if it were probable that there would be a credit loss on a group of similar mortgage loans.  We consider the following characteristics and risk

Annual Report- Page 84

factors when evaluating if a credit loss is probable:  loan to value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition. As a result of that evaluation, we determined that a credit loss was not probable and did not record any additional allowance for loan losses with respect to performing mortgage loans in 2012, 2011 or 2010.

We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on an impaired loan is accrued to the extent we deem it collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on our balance sheets.

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

We make limited use of derivatives in order to manage interest rate, foreign exchange, price risk and credit exposure. The derivatives we use consist primarily of interest rate swaps, forward contracts, futures contracts, warrants, put options, and credit default swaps. Derivatives are reflected at fair value on our balance sheets.

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

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance on experience-rated products is allocated to contract holders' accounts daily, based on the underlying investment experience and, therefore, does not impact our operating results (as long as minimum guarantees are not triggered).

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these discontinued products and segregated the related investments. Investment performance on this separate portfolio is ultimately credited/charged to the reserve and, generally, does not impact our operating results.

Net investment income supporting Large Case Pensions' experience-rated and discontinued products is included in net investment income in our statements of income and is credited to contract holders' accounts or the reserve for anticipated future losses through a charge to current and future benefits.

Annual Report- Page 85

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

Realized capital gains and losses on investments supporting Large Case Pensions' experience-rated and discontinued products are not included in realized capital gains and losses in our statements of income and instead are credited directly to contract holders' accounts, in the case of experience-rated products, or allocated to the reserve for anticipated future losses established at discontinuance, in the case of discontinued products. The contract holders' accounts are reflected in policyholders' funds, and the reserve for anticipated future losses is reflected in future policy benefits on our balance sheets.

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

Refer to Note 20 beginning on page 131 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to reduce our required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2012, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 on page 123 for additional information). We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas where we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from unrelated insurance companies in the three years ended December 31, 2012.

Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Impairments, if any, would be classified as an operating expense. There were no goodwill impairment losses recognized in any of the three years ended December 31, 2012, 2011 and 2010.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used discount rates that correspond to a weighted-average cost of capital

Annual Report- Page 86

consistent with a market-participant view. The discount rates are consistent with those used for investment decisions and take into account the specific and detailed operating plans and strategies of the Health Care and Group Insurance segments. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At both December 31, 2012 and 2011, the historical cost of property and equipment was approximately $1.1 billion, and the related accumulated depreciation was approximately $563 million and $507 million, respectively. Refer to Note 7 beginning on page 93 for cost and accumulated amortization associated with other acquired intangibles. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from two to forty years.

In connection with the acquisition of Genworth Financial, Inc.'s (“Genworth's”) Medicare Supplement and related blocks of in-force business we recognized an asset for the valuation of business acquired (“VOBA”). VOBA represents the present value of the future profits embedded in the acquired businesses, and was determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. VOBA is amortized in proportion to estimated premiums arising from the acquired contracts over their expected life.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that the carrying value of an asset may not be recoverable, we group the asset with other assets and liabilities at the lowest level for which independent identifiable cash flows are available and estimate the future undiscounted cash flows expected to result from future use of the asset group and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset group, we recognize an impairment loss for the amount by which the carrying value of the asset group exceeds its fair value. There were no material impairment losses recognized in the three years ended December 31, 2012, 2011 and 2010.

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

Annual Report- Page 87

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

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 1.3% to 11.3% in 2012 and from 2.0% to 11.3% in 2011. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2012 and 2011. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.8 billion at both December 31, 2012 and 2011. The undiscounted value of these unpaid claim liabilities was $2.5 billion and $2.6 billion at December 31, 2012 and 2011, respectively. The discount rates generally reflect our expected investment returns for the investments supporting all incurral years of these liabilities and ranged from 3.5% to 6.0% in both 2012 and 2011. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders' funds
Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2012, interest rates for pension and annuity investment contracts ranged from 3.5% to 11.1%, and interest rates for group life and health contracts ranged from 0% to 3.3%. In 2011, interest rates for pension and annuity investment contracts ranged from 3.8% to 10.4%, and interest rates for group life and health contracts ranged from 0% to 3.5%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

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

Annual Report- Page 88

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2012 or 2011.

Health Care Contract Acquisition Costs
Health care benefits products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, beginning in 2011, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform is recorded net of the estimated minimum MLR rebates for the current calendar year. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectible accounts, over the term of the coverage. Other premium revenue for Large Case Pensions' limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectible accounts on premiums receivable was $74 million and $73 million at December 31, 2012 and 2011, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectible accounts on other receivables was $16 million and $20 million at December 31, 2012 and 2011, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of members. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's benefit claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. Each period we estimate our obligations under the terms of these guarantees and record it as an offset to our ASC fees.

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

Annual Report- Page 89

Accounting for the Medicare Part D Prescription Drug Program (“PDP”)
We were selected by the Centers for Medicare & Medicaid Services (“CMS”) to be a national provider of PDP in all 50 states to both individuals and employer groups in 2012, 2011 and 2010. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk-sharing arrangement to limit our exposure to unexpected expenses.

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

Allocation of Operating Expenses
We allocate to the business segments centrally-incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and the financing components of our pension and other post-retirement benefit plan expense is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment financial information. Refer to Note 19 beginning on page 128 for additional information.

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

3.	Acquisitions and Proposed Acquisition

On August 19, 2012, we entered into a definitive agreement (as amended, and as may be further amended, the “Merger Agreement”) to acquire Coventry Health Care, Inc. (“Coventry”) in a transaction valued at approximately $7.3 billion, based on the closing price of Aetna common shares on August 17, 2012, including the assumption of Coventry debt. Coventry is a diversified managed health care company that offers a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers' compensation, and network rental services. Under the terms of the Merger Agreement, Coventry stockholders will receive $27.30 in cash and 0.3885 Aetna common shares for each Coventry share. In November 2012, we issued $2.0 billion of long-term debt to fund a portion of the cash purchase price, and Coventry's stockholders approved the transaction. We expect to finance the remainder of the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $500 million of commercial paper.

Annual Report- Page 90

The proposed acquisition remains subject to customary closing conditions, including expiration of the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) waiting period and approvals of state departments of insurance and other regulators, and therefore has not been reflected in these financial statements, including any projections for future periods, unless expressly stated otherwise.

We completed the acquisitions of Medicity Inc. (“Medicity”), Prodigy Health Group (“Prodigy”), Genworth's Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. (“PayFlex”) in 2011. Each of these acquisitions was funded using available resources. Refer to Note 7 on page 93 for additional information.

•	Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which will be tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•	Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $445 million, of which approximately $52 million will be tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•Genworth Financial, Inc.'s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $276 million. We recorded $53 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets we acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. All of the goodwill related to this acquisition was assigned to our Health Care segment.

•PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $149 million, an immaterial amount of which will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment.

Annual Report- Page 91

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

The computations of basic and diluted EPS for 2012, 2011 and 2010 are as follows:

(Millions, except per common share data)	2012	2011	2010
Net income	$1,657.9	$1,985.7	$1,766.8
Weighted average shares used to compute basic EPS	340.1	372.5	415.7
Dilutive effect of outstanding stock-based compensation awards (1)	4.9	7.7	7.2
Weighted average shares used to compute diluted EPS	345.0	380.2	422.9
Basic EPS	$4.87	$5.33	$4.25
Diluted EPS	$4.81	$5.22	$4.18

(1)
Stock-based compensation awards are not included in the calculation of diluted EPS if the exercise price is greater than the average market price of Aetna common shares during the period (i.e., the awards are anti-dilutive).  Approximately 8.3 million, 12.4 million and 18.6 million stock appreciation rights (“SARs”) were not included in the calculation of diluted EPS for 2012, 2011 and 2010, respectively. The stock options not included in the calculation of diluted EPS for 2012 and 2011 were not material. Approximately 5.7 million stock options were not included in the calculation of diluted EPS for 2010.

5.	Operating Expenses

For 2012, 2011 and 2010, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2012	2011	2010
Selling expenses	$1,105.5	$1,104.8	$1,226.6
General and administrative expenses:
Salaries and related benefits (1)	3,115.3	3,284.3	3,076.4
Other general and administrative expenses (2)	2,655.6	2,415.3	2,216.0
Total general and administrative expenses (3)	5,770.9	5,699.6	5,292.4
Total operating expenses	$6,876.4	$6,804.4	$6,519.0

(1)	In 2012, we recorded a severance charge of $37.0 million. In 2011, we recorded a charge of $137.0 million related to the voluntary early retirement program that we announced in July 2011.

(2)
In 2012, includes: $16.2 million of transaction and integration-related costs related to the proposed acquisition of Coventry and a litigation-related charge of $120.0 million. In 2010, includes: transaction-related costs of $66.2 million and litigation-related insurance proceeds of $156.3 million.

(3)	In 2010, we recorded severance and facilities charges $47.4 million.

Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 128 for additional information.

Annual Report- Page 92

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2012, 2011 and 2010:

(Millions)	2012	2011	2010
Health care costs payable, beginning of the period	$2,675.5	$2,630.9	$2,895.3
Less: Reinsurance recoverables	3.3	1.7	1.9
Health care costs payable, beginning of the period, net	2,672.2	2,629.2	2,893.4
Acquisition of businesses	—	89.4	—
Add: Components of incurred health care costs
Current year	23,875.6	22,047.9	23,045.6
Prior years	(146.7)	(394.4)	(326.0)
Total incurred health care costs	23,728.9	21,653.5	22,719.6
Less: Claims paid
Current year	21,067.7	19,642.9	20,588.5
Prior years	2,344.7	2,057.0	2,395.3
Total claims paid	23,412.4	21,699.9	22,983.8
Health care costs payable, end of period, net	2,988.7	2,672.2	2,629.2
Add: Reinsurance recoverables	3.8	3.3	1.7
Health care costs payable, end of the period	$2,992.5	$2,675.5	$2,630.9

Our prior year estimates of health care costs payable decreased by approximately $147 million, $394 million and $326 million in 2012, 2011 and 2010, respectively, resulting from claims being settled for amounts less than originally estimated. These reductions were primarily the result of lower health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. These reductions were offset by estimated current period health care costs when we established our estimate of the current year health care costs payable. When significant decreases (increases) in prior-years' health care cost estimates have occurred that we believe have significantly impacted our current year operating results, we have disclosed that amount as favorable (unfavorable) development of prior-years' health care cost estimates. There was no significant development of prior-years' health care cost estimates during 2012. In 2011, we had approximately $207 million pretax of favorable development of prior-years' health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services. In 2010, we had approximately $118 million pretax of favorable development of prior-years' health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors.

7.	Goodwill and Other Acquired Intangible Assets

As discussed in Note 3, we completed four significant acquisitions during 2011. In accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The increase in goodwill in 2012 and 2011 is as follows:

(Millions)	2012	2011
Balance, beginning of the period	$6,203.9	$5,146.4
Goodwill acquired:
Prodigy	(1.7)	446.2
Medicity	.1	384.7
PayFlex	1.6	147.4
Genworth	1.5	51.9
Other (1)	9.0	27.3
Balance, end of the period (2)	$6,214.4	$6,203.9

(1)	Goodwill related to other acquisitions in 2012 is considered preliminary, pending the final allocation of the applicable purchase price.

(2)	At December 31, 2012 and 2011, approximately $113 million and $104 million, respectively, was assigned to the Group Insurance segment, with the remainder assigned to the Health Care segment.

Annual Report- Page 93

Other acquired intangible assets at December 31, 2012 and 2011 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2012
Provider networks	$703.2	$458.2	$245.0	12-25	(1)
Customer lists	657.4	370.2	287.2	5-14	(1)
Value of business acquired	149.2	29.2	120.0	20	(2)
Technology	116.6	28.0	88.6	5-10
Other	6.7	1.5	5.2	2-15
Definite-lived trademarks	65.0	14.6	50.4	9-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$1,720.4	$901.7	$818.7
2011
Provider networks	$703.2	$428.3	$274.9	12-25	(1)
Customer lists	684.3	331.7	352.6	4-14	(1)
Value of business acquired	149.0	6.3	142.7	20	(2)
Technology	129.0	24.3	104.7	5-10
Other	15.6	9.4	6.2	2-15
Definite-lived trademarks	69.0	13.8	55.2	9-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$1,772.4	$813.8	$958.6

(1)
The amortization period for our provider networks and customer lists includes an assumption of renewal or extension of these arrangements.  At December 31, 2012 and 2011, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years and the period prior to the next renewal or extension for our customer lists was approximately two years and one year, respectively. Any costs related to the renewal or extension of these contracts are expensed as incurred.

(2)	VOBA is being amortized over the expected life of the acquired contracts in proportion to estimated premium.

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2013	$129.4
2014	107.4
2015	91.4
2016	84.4
2017	75.1

Annual Report- Page 94

8.	Investments

Total investments at December 31, 2012 and 2011 were as follows:

	2012			2011
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$2,006.8	$16,821.0	$18,827.8	$2,168.1	$15,222.7	$17,390.8
Mortgage loans	214.4	1,429.2	1,643.6	41.7	1,606.8	1,648.5
Other investments	.7	1,448.0	1,448.7	2.0	1,253.7	1,255.7
Total investments	$2,221.9	$19,698.2	$21,920.1	$2,211.8	$18,083.2	$20,295.0

At December 31, 2012, we held investments of approximately $929.2 million related to the conversion of an existing group annuity contract from a participating to a non-participating contract, which are included in our total investments of the Large Case Pensions segment supporting non-experience-rated products. These investments are legally segregated and are not subject to claims that arise out of our business and only support Aetna's future policy benefit obligations under that group annuity contract. Refer to Notes 2 and 19 beginning on pages 82 and 128 for additional information.

Annual Report- Page 95

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2012 and 2011 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2012
Debt securities:
U.S. government securities	$1,413.4	$147.9	$(1.8)		$1,559.5
States, municipalities and political subdivisions	2,770.9	267.9	(4.3)		3,034.5
U.S. corporate securities	6,926.2	871.7	(7.3)		7,790.6
Foreign securities	2,988.1	391.3	(8.8)		3,370.6
Residential mortgage-backed securities	929.5	49.9	(.4)		979.0
Commercial mortgage-backed securities	1,268.7	149.7	(1.8)	(1)	1,416.6
Other asset-backed securities	517.4	28.3	(3.6)	(1)	542.1
Redeemable preferred securities	89.6	12.3	(7.3)		94.6
Total debt securities	16,903.8	1,919.0	(35.3)		18,787.5
Equity securities	38.3	5.1	(3.1)		40.3
Total debt and equity securities (2)	$16,942.1	$1,924.1	$(38.4)		$18,827.8
December 31, 2011
Debt securities:
U.S. government securities	$1,394.7	$165.0	$(.4)		$1,559.3
States, municipalities and political subdivisions	2,654.9	208.5	(3.3)		2,860.1
U.S. corporate securities	6,484.0	718.2	(28.1)		7,174.1
Foreign securities	2,614.9	278.2	(38.0)		2,855.1
Residential mortgage-backed securities	849.8	51.1	(.1)		900.8
Commercial mortgage-backed securities	1,295.3	98.3	(5.8)	(1)	1,387.8
Other asset-backed securities	437.0	20.6	(3.8)	(1)	453.8
Redeemable preferred securities	164.2	12.6	(14.5)		162.3
Total debt securities	15,894.8	1,552.5	(94.0)		17,353.3
Equity securities	40.3	5.0	(7.8)		37.5
Total debt and equity securities (2)	$15,935.1	$1,557.5	$(101.8)		$17,390.8

(1)
At December 31, 2012 and 2011, we held securities for which we previously recognized $25.2 million and $27.6 million, respectively, of non-credit related impairments in accumulated other comprehensive loss. These securities had a net unrealized capital gain at December 31, 2012 and 2011 of $9.6 million and $7.4 million, respectively.

(2)
Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 131 for additional information on our accounting for discontinued products).  At December 31, 2012, debt and equity securities with a fair value of approximately $4.0 billion, gross unrealized capital gains of $559.4 million and gross unrealized capital losses of $19.4 million and, at December 31, 2011, debt and equity securities with a fair value of approximately $4.0 billion, gross unrealized capital gains of $505.6 million and gross unrealized capital losses of $48.2 million were included in total debt and equity securities, but support our experience-rated and discontinued products.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income.

Annual Report- Page 96

The fair value of debt securities at December 31, 2012 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:
Less than one year	$807.4
One year through five years	4,182.1
After five years through ten years	5,503.3
Greater than ten years	5,357.0
Residential mortgage-backed securities	979.0
Commercial mortgage-backed securities	1,416.6
Other asset-backed securities	542.1
Total	$18,787.5

Mortgage-Backed and Other Asset-Backed Securities
All of our residential mortgage-backed securities at December 31, 2012 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government.  At December 31, 2012, our residential mortgage-backed securities had an average quality rating of AAA and a weighted average duration of 2.2 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the U.S. Significant market observable inputs used to value these securities include probability of default and loss severity.  At December 31, 2012, these securities had an average quality rating of AA+ and a weighted average duration of 3.1 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables and home equity loans).  Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default.  At December 31, 2012, these securities had an average quality rating of AA+ and a weighted average duration of 3.3 years.

Unrealized Capital Losses and Net Realized Capital Gains (Losses)
When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time.  We recognize an other-than-temporary impairment (“OTTI”) when we intend to sell a debt security that is in an unrealized capital loss position or if we determine a credit-related loss on a debt or equity security has occurred.

Annual Report- Page 97

Summarized below are the debt and equity securities we held at December 31, 2012 and 2011 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012
Debt securities:
U.S. government securities	$138.3	$1.4	$15.1	$.4	$153.4	$1.8
States, municipalities and political subdivisions	264.6	3.0	28.5	1.3	293.1	4.3
U.S. corporate securities	598.4	6.1	10.8	1.2	609.2	7.3
Foreign securities	270.4	1.4	35.6	7.4	306.0	8.8
Residential mortgage-backed securities	51.7	.3	2.1	.1	53.8	.4
Commercial mortgage-backed securities	6.3	.1	46.1	1.7	52.4	1.8
Other asset-backed securities	44.8	.1	1.5	3.5	46.3	3.6
Redeemable preferred securities	12.2	.2	10.0	7.1	22.2	7.3
Total debt securities	1,386.7	12.6	149.7	22.7	1,536.4	35.3
Equity securities	16.4	2.1	13.0	1.0	29.4	3.1
Total debt and equity securities (1)	$1,403.1	$14.7	$162.7	$23.7	$1,565.8	$38.4
December 31, 2011
Debt securities:
U.S. government securities	$14.0	$—	$15.1	$.4	$29.1	$.4
States, municipalities and political subdivisions	23.8	.4	68.6	2.9	92.4	3.3
U.S. corporate securities	625.5	25.7	62.4	2.4	687.9	28.1
Foreign securities	498.8	25.4	55.3	12.6	554.1	38.0
Residential mortgage-backed securities	.9	—	2.9	.1	3.8	.1
Commercial mortgage-backed securities	102.7	2.8	42.8	3.0	145.5	5.8
Other asset-backed securities	27.8	.1	3.9	3.7	31.7	3.8
Redeemable preferred securities	17.6	.9	34.5	13.6	52.1	14.5
Total debt securities	1,311.1	55.3	285.5	38.7	1,596.6	94.0
Equity securities	6.2	2.4	20.8	5.4	27.0	7.8
Total debt and equity securities (1)	$1,317.3	$57.7	$306.3	$44.1	$1,623.6	$101.8

(1)
At December 31, 2012 and 2011, debt and equity securities in an unrealized capital loss position of $19.4 million and $48.2 million, respectively, and with related fair value of $225.2 million and $446.1 million, respectively, related to experience-rated and discontinued products.

We reviewed the securities in the tables above and concluded that these are performing assets generating investment income to support the needs of our business.  In performing this review, we considered factors such as the quality of the investment security based on research performed by our internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery.  At December 31, 2012, we did not have the intention to sell the debt securities that were in an unrealized capital loss position.

Annual Report- Page 98

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2012 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$—	$—	$.6	$.1	$.6	$.1
One year through five years	7.0	.1	254.2	1.7	261.2	1.8
After five years through ten years	39.4	.3	535.7	5.0	575.1	5.3
Greater than ten years	141.2	15.9	405.8	6.4	547.0	22.3
Residential mortgage-backed securities	—	—	53.8	.4	53.8	.4
Commercial mortgage-backed securities	2.8	.1	49.6	1.7	52.4	1.8
Other asset-backed securities	5.7	.1	40.6	3.5	46.3	3.6
Total	$196.1	$16.5	$1,340.3	$18.8	$1,536.4	$35.3

Net realized capital gains for the three years ended December 31, 2012, 2011 and 2010, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2012	2011	2010
OTTI losses on debt securities	$(10.9)	$(10.2)	$(46.7)
Portion of OTTI losses on debt securities recognized in other comprehensive income	.1	—	14.4
Net OTTI losses on debt securities recognized in earnings	(10.8)	(10.2)	(32.3)
Net realized capital gains, excluding OTTI losses on debt securities	119.5	178.1	259.8
Net realized capital gains	$108.7	$167.9	$227.5

The net realized capital gains in 2012, 2011 and 2010 were primarily attributable to the sale of debt securities partially offset by losses on derivative transactions. The net realized capital gains in each year were also partially offset by the OTTI losses on debt securities shown in the table above.

Yield-related impairments are recognized in other comprehensive income unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is recognized in earnings. Yield-related OTTI losses were not significant in 2012, 2011 or 2010. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2012, 2011 or 2010.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for 2012, 2011 and 2010 were as follows:

(Millions)	2012	2011	2010
Proceeds on sales	$5,819.2	$6,278.3	$7,663.4
Gross realized capital gains	171.7	265.3	364.8
Gross realized capital losses	17.4	38.5	43.2

Annual Report- Page 99

Mortgage Loans
Our mortgage loans are collateralized by commercial real estate.  During 2012 and 2011 we had the following activity in our mortgage loan portfolio:

(Millions)	2012	2011
New mortgage loans	$177.0	$260.4
Mortgage loans fully-repaid	106.5	70.4
Mortgage loans foreclosed	16.7	—

At December 31, 2012 and 2011, we had no material problem, restructured or potential problem mortgage loans. We also had no material impairment reserves on these loans at December 31, 2012 or 2011.

We assess our mortgage loans on a regular basis for credit impairments, and annually assign a credit quality indicator to each loan.  Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7.  Category 1 represents loans of superior quality, and Categories 6 and 7 represent loans where collections are at risk.  The vast majority of our mortgage loans fall into the Level 2 to 4 ratings.  These ratings represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.  Category 5 represents loans where credit risk is not substantial but these loans warrant management’s close attention.  These indicators are based upon several factors, including current loan to value ratios, property condition, market trends, credit worthiness of the borrower and deal structure.  Based upon our most recent assessment at December 31, 2012 and 2011, our mortgage loans were given the following credit quality indicators:

(In Millions, except credit ratings indicator)	2012	2011
1	$94.0	$95.6
2 to 4	1,451.1	1,426.1
5	60.2	97.1
6 and 7	38.3	29.7
Total	$1,643.6	$1,648.5

At December 31, 2012 scheduled mortgage loan principal repayments were as follows:

(Millions)
2013	$214.4
2014	91.4
2015	142.1
2016	228.0
2017	164.6
Thereafter	811.8

Variable Interest Entities
In determining whether to consolidate a variable interest entity (“VIE”), we consider several factors including whether we have the power to direct activities, the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.  We have relationships with certain real estate partnerships and one hedge fund partnership that are considered VIEs, but are not consolidated.  We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2012 and 2011 of approximately $215 million and $175 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not consider significant.  We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $5.4 billion and $5.1 billion at December 31, 2012 and

Annual Report- Page 100

2011, respectively.  The hedge fund partnership had total assets of approximately $7.0 billion and $5.9 billion at December 31, 2012 and 2011, respectively.

Non-controlling (Minority) Interests
At December 31, 2012 and 2011, non-controlling interests were approximately $69 million and $71 million, respectively, primarily related to third party interests in our investment holdings.  The non-controlling entities’ share of these interests was included in accrued expenses and other current liabilities.  Net income attributable to these interests was $2 million for 2012 and 2011 and $4 million for 2010. These non-controlling interests did not have a material impact on our financial position or operating results.

Net Investment Income
Sources of net investment income for 2012, 2011 and 2010 were as follows:

(Millions)	2012	2011	2010
Debt securities	$763.7	$829.2	$911.8
Mortgage loans	122.4	102.8	118.7
Other investments	66.8	29.8	56.5
Gross investment income	952.9	961.8	1,087.0
Less: investment expenses	(34.6)	(31.0)	(30.7)
Net investment income (1)	$918.3	$930.8	$1,056.3

(1)
Net investment income includes $322.2 million, $317.5 million and $344.9 million for December 31, 2012, 2011 and 2010, respectively, related to investments supporting our experience-rated and discontinued products.

9.	Other Comprehensive (Loss) Income

Shareholders’ equity included the following activity in accumulated other comprehensive loss in 2012, 2011 and 2010:

	Net Unrealized Gains (Losses)				Total Accumulated Other Comprehensive (Loss) Income
	Securities		Foreign Currency and Derivatives	Pension and OPEB Plans
(Millions)	Previously Impaired (1)	All Other
Balance at December 31, 2009	$100.3	$235.7	$25.3	$(1,584.3)	$(1,223.0)
Other comprehensive (loss) income	(25.2)	139.5	(52.6)	(1.3)	60.4
Balance at December 31, 2010	75.1	375.2	(27.3)	(1,585.6)	(1,162.6)
Other comprehensive (loss) income	(16.9)	220.0	(6.4)	(223.3)	(26.6)
Balance at December 31, 2011	58.2	595.2	(33.7)	(1,808.9)	(1,189.2)
Other comprehensive (loss) income	(.9)	230.0	4.2	(77.5)	155.8
Balance at December 31, 2012	$57.3	$825.2	$(29.5)	$(1,886.4)	$(1,033.4)

(1)
Represents unrealized losses on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired debt security.

Annual Report- Page 101

The components of our pension and other postretirement benefit (“OPEB”) plans included the following activity in accumulated other comprehensive loss in 2012, 2011 and 2010:

	Pension Plans		OPEB Plans
	Unrecognized	Unrecognized	Unrecognized	Unrecognized
	Net Actuarial	Prior Service	Net Actuarial	Prior Service
(Millions)	Losses	Costs	Losses	Costs	Total
Balance at December 31, 2009	$(1,562.8)	$10.6	$(61.0)	$28.9	$(1,584.3)
Unrealized net losses arising during
the period ($(152.8) pretax)	(91.2)	—	(8.1)	—	(99.3)
Reclassification to earnings ($(150.8) pretax)	106.1	(8.8)	3.0	(2.3)	98.0
Balance at December 31, 2010	(1,547.9)	1.8	(66.1)	26.6	(1,585.6)
Unrealized net losses arising during
the period ($(402.6) pretax)	(268.3)	—	6.6	—	(261.7)
Reclassification to earnings ($(59.1) pretax)	37.9	(.3)	3.2	(2.4)	38.4
Balance at December 31, 2011	(1,778.3)	1.5	(56.3)	24.2	(1,808.9)
Unrealized net losses arising during
the period ($(189.8) pretax)	(130.4)	—	7.0	—	(123.4)
Reclassification to earnings ($(70.6) pretax)	45.7	(.3)	2.9	(2.4)	45.9
Balance at December 31, 2012	$(1,863.0)	$1.2	$(46.4)	$21.8	$(1,886.4)

10.	Financial Instruments

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

Annual Report- Page 102

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities – Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy.  Our Level 1 debt securities are comprised primarily of U.S. Treasury securities.  If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value.  We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2012 or 2011.

We also value certain debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally.  Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows.  We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2012 or 2011.  The total fair value of our broker quoted securities was approximately $117 million and $107 million at December 31, 2012 and 2011 respectively.  Examples of these Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities.  For some of our private placement securities, our internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities – We currently have two classifications of equity securities:  those that are publicly traded and those that are privately held.  Our publicly-traded securities are classified as Level 1 because quoted prices are available for these securities in an active market.  For privately-held equity securities, there is no active market; therefore, we classify these securities as Level 3 because we price these securities through an internal analysis of each investment’s financial statements and cash flow projections. Significant unobservable inputs consist of earnings and revenue multiples, discount for lack of marketability and comparability adjustments. An increase or decrease in any of these unobservable inputs would result in a change in the fair value measurement, which may be significant.

Derivatives – Where quoted prices are available in an active market, our derivatives are classified in Level 1 of the fair value hierarchy. Certain of our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Annual Report- Page 103

Financial assets and liabilities measured at fair value on a recurring basis in our balance sheets at December 31, 2012 and 2011 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2012
Assets:
Debt securities:
U.S. government securities	$1,311.4	$248.1	$—	$1,559.5
States, municipalities and political subdivisions	—	3,031.8	2.7	3,034.5
U.S. corporate securities	—	7,736.0	54.6	7,790.6
Foreign securities	—	3,317.9	52.7	3,370.6
Residential mortgage-backed securities	—	979.0	—	979.0
Commercial mortgage-backed securities	—	1,396.5	20.1	1,416.6
Other asset-backed securities	—	512.6	29.5	542.1
Redeemable preferred securities	—	80.5	14.1	94.6
Total debt securities	1,311.4	17,302.4	173.7	18,787.5
Equity securities	18.2	—	22.1	40.3
Derivatives	—	8.9	—	8.9
Total	$1,329.6	$17,311.3	$195.8	$18,836.7
Liabilities:
Derivatives	$—	$.3	$—	$.3
December 31, 2011
Assets:
Debt securities:
U.S. government securities	$1,307.0	$252.3	$—	$1,559.3
States, municipalities and political subdivisions	—	2,858.4	1.7	2,860.1
U.S. corporate securities	—	7,122.5	51.6	7,174.1
Foreign securities	—	2,805.7	49.4	2,855.1
Residential mortgage-backed securities	—	900.8	—	900.8
Commercial mortgage-backed securities	—	1,358.3	29.5	1,387.8
Other asset-backed securities	—	419.4	34.4	453.8
Redeemable preferred securities	—	146.6	15.7	162.3
Total debt securities	1,307.0	15,864.0	182.3	17,353.3
Equity securities	.8	—	36.7	37.5
Derivatives	—	2.0	—	2.0
Total	$1,307.8	$15,866.0	$219.0	$17,392.8
Liabilities:
Derivatives	$—	$.1	$—	$.1

There were no transfers between Levels 1 and 2 during the years ended December 31, 2012 and 2011.

Annual Report- Page 104

The change in the balance of Level 3 financial assets during 2012 was as follows:

(Millions)	Foreign Securities	Commercial Mortgage-backed Securities	Equity Securities	Other	Total
Beginning balance	$49.4	$29.5	$36.7	$103.4	$219.0
Net realized and unrealized capital gains (losses):
Included in earnings	1.6	3.0	.8	(1.0)	4.4
Included in other comprehensive income	2.9	(1.1)	(.2)	4.7	6.3
Other (1)	.7	—	7.5	.5	8.7
Purchases	50.0	5.1	7.2	25.6	87.9
Sales	(36.2)	(4.9)	(12.2)	(6.2)	(59.5)
Settlements	(1.2)	(6.1)	—	(17.4)	(24.7)
Transfers out of Level 3, net	(14.5)	(5.4)	(17.7)	(8.7)	(46.3)
Ending balance	$52.7	$20.1	$22.1	$100.9	$195.8

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The change in the balance of Level 3 financial assets during 2011 was as follows:

(Millions)	Foreign Securities	Commercial Mortgage-backed Securities	Equity Securities	Other	Total
Beginning balance	$54.9	$36.9	$37.9	$138.6	$268.3
Net realized and unrealized capital gains (losses):
Included in earnings	1.0	3.4	—	(2.8)	1.6
Included in other comprehensive income	(.8)	1.9	—	2.2	3.3
Other (1)	(.9)	—	(6.4)	(4.2)	(11.5)
Purchases	35.1	—	5.5	22.7	63.3
Sales	(24.5)	—	(.3)	(18.0)	(42.8)
Settlements	(1.3)	(12.7)	—	(28.5)	(42.5)
Transfers out of Level 3, net	(14.1)	—	—	(6.6)	(20.7)	(2)
Ending balance	$49.4	$29.5	$36.7	$103.4	$219.0
Amount of Level 3 net unrealized losses
included in net income	$—	$—	$—	$(.2)	$(.2)

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

(2)	Gross transfers into Level 3 during 2011 include $11.1 million of other financial assets. Gross transfers out of Level 3 during
2011 include $17.7 million of other financial assets and $14.1 million of foreign securities.

The total gross transfers into (out of) Level 3 during the years ended December 31, 2012 and 2011 were as follows:

(Millions)	2012	2011
Gross transfers into Level 3	$1.8	$11.1
Gross transfers out of Level 3	(48.1)	(31.8)
Net transfers out of Level 3	$(46.3)	$(20.7)

Gross transfers out of Level 3 during 2012 primarily relate to equity securities that were valued using quoted prices in an active market and debt securities that were valued using observable inputs.

Annual Report- Page 105

Financial Instruments Not Measured at Fair Value in our Balance Sheets
The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are carried on our balance sheets at adjusted cost or contract value.

Mortgage loans:  Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers.  These rates reflect our assessment of the credit worthiness of the borrower and the remaining duration of the loans.  The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

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

The carrying value and estimated fair value classified by level of fair value hierarchy for certain of our financial instruments at December 31, 2012 was as follows:

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2012
Assets:
Mortgage loans	$1,643.6	$—	$—	$1,698.6	$1,698.6
Liabilities:
Investment contract liabilities:
With a fixed maturity	18.5	—	—	18.5	18.5
Without a fixed maturity	590.2	—	—	611.1	611.1
Long-term debt	6,481.3	—	7,408.7	—	7,408.7

The carrying value and estimated fair value of certain of our financial instruments at December 31, 2011 was as follows:

	December 31, 2011
	Carrying	Estimated
(Millions)	Value	Fair Value
Assets:
Mortgage loans	$1,648.5	$1,703.7
Liabilities:
Investment contract liabilities:
With a fixed maturity	34.6	34.9
Without a fixed maturity	543.9	559.4
Long-term debt	3,977.7	4,643.1

Annual Report- Page 106

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

Separate Accounts assets include debt and equity securities and derivative instruments.  The valuation methodologies used for these assets are similar to the methodologies described beginning on page 103.  Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts’ interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified as Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Separate Accounts financial assets at December 31, 2012 and 2011 were as follows:

	2012				2011
(Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	$721.7	$2,343.9	$.4	$3,066.0	$1,079.1	$2,817.8	$—	$3,896.9
Equity securities	194.9	1.0	—	195.9	240.0	—	—	240.0
Derivatives	—	(1.8)	—	(1.8)	—	(5.0)	—	(5.0)
Common/collective trusts	—	749.0	—	749.0	—	696.0	—	696.0
Total (1)	$916.6	$3,092.1	$.4	$4,009.1	$1,319.1	$3,508.8	$—	$4,827.9

(1)	Excludes $238.0 million and $390.3 million of cash and cash equivalents and other receivables at December 31, 2012 and 2011, respectively.

At December 31, 2010, we had $56.0 million of Level 3 Separate Accounts financial assets, which were primarily sold during 2011, and as a result, at December 31, 2011 we did not have any Level 3 Separate Accounts financial assets. During 2012, we had an immaterial amount of Level 3 Separate Accounts financial assets. Gross transfers out of Level 3 during 2012 and 2011 were $1.9 million and $1.1 million, respectively. There were no transfers into Level 3 during 2012 or 2011. In addition, there were no transfers between Levels 1 and 2 during the years ended December 31, 2012 and 2011.

11.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans
We sponsor various defined benefit plans, including two pension plans, and OPEB plans that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

On August 31, 2010, we announced that pension eligible employees will no longer earn future pension service credits in our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) effective December 31, 2010 (i.e., the plan was “frozen”). The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits. As a result of this action, we re-measured our pension assets and obligations as of August 31, 2010.

During both 2012 and 2011, we made $60 million in voluntary cash contributions to the Aetna Pension Plan. In 2010, we made a $505 million voluntary cash contribution to the Aetna Pension Plan.

Annual Report- Page 107

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

The following table shows the changes in the benefit obligations during 2012 and 2011 for our pension and OPEB plans.

	Pension Plans		OPEB Plans
(Millions)	2012	2011	2012	2011
Benefit obligation, beginning of year	$6,130.3	$5,821.2	$312.7	$333.3
Service cost	—	—	.1	.2
Interest cost	298.4	312.3	14.4	16.6
Actuarial loss (gain)	550.2	293.6	(11.4)	(12.5)
Benefits paid	(313.1)	(296.8)	(23.4)	(24.9)
Benefit obligation, end of year	$6,665.8	$6,130.3	$292.4	$312.7

The Aetna Pension Plan comprises approximately 96% of the pension plans' total benefit obligation at December 31, 2012. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 4.17% and 4.98% for 2012 and 2011, respectively. The discount rate for our OPEB plans was 3.94% and 4.78% for 2012 and 2011, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2012 and 2011 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2012	2011	2012	2011
Fair value of plan assets, beginning of year	$5,296.8	$5,243.8	$64.2	$66.6
Actual return on plan assets	736.8	265.8	2.1	1.2
Employer contributions	84.5	84.0	19.2	21.3
Benefits paid	(313.1)	(296.8)	(23.4)	(24.9)
Fair value of plan assets, end of year	$5,805.0	$5,296.8	$62.1	$64.2

The difference between the fair value of plan assets and the plan's benefit obligation is referred to as the plan's funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 111.

Annual Report- Page 108

The funded status of our pension and OPEB plans at the measurement date for 2012 and 2011 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2012	2011	2012	2011
Benefit obligation	$(6,665.8)	$(6,130.3)	$(292.4)	$(312.7)
Fair value of plan assets	5,805.0	5,296.8	62.1	64.2
Funded status	$(860.8)	$(833.5)	$(230.3)	$(248.5)

The amounts in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost as of December 31, 2012 and 2011 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2012	2011	2012	2011
Unrecognized prior service credit	$(2.0)	$(2.4)	$(33.4)	$(37.1)
Unrecognized net actuarial losses	2,865.2	2,734.8	71.4	86.7
Amount recognized in accumulated other comprehensive loss	$(2,863.2)	$(2,732.4)	$(38.0)	$(49.6)

The liabilities recognized on our balance sheets at December 31, 2012 and 2011 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2012	2011	2012	2011
Accrued benefit liabilities reflected in other current liabilities	$82.4	$82.6	$20.3	$24.0
Accrued benefit liabilities reflected in other long-term liabilities	778.4	750.9	210.0	224.5
Net amount of liabilities recognized at December 31,	$860.8	$833.5	$230.3	$248.5

At December 31, 2012, we had approximately $2.9 billion and $71 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $2 million and $33 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $75 million and $2 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $4 million in amortization of prior service credits for our OPEB plans in 2013. Our amortization of prior service credits for our pension plans in 2013 is not expected to be material.

Annual Report- Page 109

Components of the net periodic benefit (income) cost of our defined benefit pension plans and OPEB plans for the year ended December 31, 2012, 2011 and 2010 were as follows:

	Pension Plans			OPEB Plans
(Millions)	2012	2011	2010	2012	2011	2010
Service cost	$—	$—	$65.7	$.1	$.2	$.2
Amortization of prior service cost	(.4)	(.4)	(1.6)	(3.7)	(3.7)	(3.6)
Curtailment gain	—	—	(11.9)	—	—	—
Interest cost	298.4	312.3	299.5	14.4	16.6	17.9
Expected return on plan assets	(387.3)	(385.0)	(350.9)	(2.7)	(3.6)	(3.7)
Recognized net actuarial losses	70.2	58.3	163.3	4.5	4.9	4.6
Net periodic benefit (income) cost	$(19.1)	$(14.8)	$164.1	$12.6	$14.4	$15.4

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

The re-measurement of the Aetna Pension Plan's obligations and plan assets resulted in $12 million of one-time curtailment gains in the third quarter of 2010.

The weighted average assumptions used to determine net periodic benefit (income) cost in 2012, 2011 and 2010 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2012	2011	2010	2012	2011	2010
Discount rate	4.98%	5.50%	5.67%	4.78%	5.20%	5.64%
Expected long-term return on plan assets	7.50	7.50	8.00	4.25	5.50	5.50
Rate of increase in future compensation levels	N/A	N/A	4.51	—	—	—

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2013 is 11%, decreasing gradually to 5% by 2019. The assumed prescription drug cost trend rate for 2013 is 11%, decreasing gradually to 5% by 2019. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. A one-percentage point increase in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $.4 million pretax increase in the aggregate of the service and interest cost components of OPEB costs and an approximately $9 million increase in the OPEB benefit obligation. A one-percentage point decrease in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $.3 million pretax decrease in the aggregate of the service and interest cost components of OPEB costs and an approximately $8 million decrease in the OPEB benefit obligation.

Annual Report- Page 110

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We do not have any mandatory contribution requirements for 2013; however, we may make a voluntary contribution of approximately $60 million to the Aetna Pension Plan in 2013. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2013.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2012 were as follows:

(Millions)	Pension Plans	OPEB Plans
2013	$336.3	$20.3
2014	342.1	20.2
2015	363.8	20.1
2016	370.0	19.8
2017	374.8	19.4
2018-2022	1,933.7	89.4

Assets of the Aetna Pension Plan
The assets of the Aetna Pension Plan (“Pension Assets”) include debt and equity securities, common/collective trusts and real estate investments. The valuation methodologies used to price these assets are similar to the methodologies described beginning on pages 103 and 106. Pension Assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price these additional investments, including the general classification pursuant to the valuation hierarchy.

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

Annual Report- Page 111

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2012 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						37-43%
U.S. government securities	$408.5	$145.7	$—	$554.2	9.8%
States, municipalities and political subdivisions	—	119.4	—	119.4	2.1%
U.S. corporate securities	—	998.4	.2	998.6	17.6%
Foreign securities	—	127.7	—	127.7	2.3%
Residential mortgage-backed securities	—	182.8	—	182.8	3.2%
Commercial mortgage-backed securities	—	46.2	—	46.2	.8%
Other asset-backed securities	—	11.6	1.5	13.1	.2%
Redeemable preferred securities	—	11.8	—	11.8	.2%
Total debt securities	408.5	1,643.6	1.7	2,053.8	36.2%
Equity securities and common/collective trusts:						43-53%
U.S. Domestic	1,287.8	1.0	—	1,288.8	22.7%
International	805.3	—	—	805.3	14.2%
Common/collective trusts	—	739.3	—	739.3	13.0%
Domestic real estate	24.6	—	—	24.6	.5%
Total equity securities and common/collective trusts	2,117.7	740.3	—	2,858.0	50.4%
Other investments:						10-14%
Real estate	—	—	469.0	469.0	8.3%
Other assets	—	—	289.6	289.6	5.1%
Total pension investments (1)	$2,526.2	$2,383.9	$760.3	$5,670.4	100%

(1) Excludes $134.6 million of cash and cash equivalents and other receivables.

Annual Report- Page 112

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2011 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						37-43%
U.S. government securities	$103.6	$423.9	$—	$527.5	10.3%
States, municipalities and political subdivisions	—	102.4	—	102.4	2.0%
U.S. corporate securities	—	903.5	.1	903.6	17.6%
Foreign securities	—	112.0	—	112.0	2.2%
Residential mortgage-backed securities	—	171.9	—	171.9	3.3%
Commercial mortgage-backed securities	—	37.0	—	37.0	.7%
Other asset-backed securities	—	15.3	.1	15.4	.3%
Redeemable preferred securities	—	11.8	—	11.8	.2%
Total debt securities	103.6	1,777.8	.2	1,881.6	36.6%
Equity securities and common/collective trusts:						43-53%
U.S. Domestic	1,174.2	.2	—	1,174.4	22.8%
International	620.4	—	—	620.4	12.1%
Common/collective trusts	—	774.6	—	774.6	15.1%
Domestic real estate	20.3	—	—	20.3	.4%
Total equity securities and common/collective trusts	1,814.9	774.8	—	2,589.7	50.4%
Other investments:						10-14%
Real estate	—	—	433.2	433.2	8.5%
Other assets	—	—	232.2	232.2	4.5%
Total pension investments (1)	$1,918.5	$2,552.6	$665.6	$5,136.7	100.0%

(1) Excludes $160.1 million of cash and cash equivalents and other receivables.

The changes in the balances of Level 3 Pension Assets during 2012 were as follows:

	2012
	Real Estate	Other	Total
Beginning balance	$433.2	$232.4	$665.6
Actual return on plan assets	47.6	28.3	75.9
Purchases, sales and settlements	(11.8)	29.9	18.1
Transfers into Level 3	—	.7	.7
Ending balance	$469.0	$291.3	$760.3

The changes in the balances of Level 3 Pension Assets during 2011 were as follows:

	2011
	Real Estate	Other	Total
Beginning balance	$395.3	$204.3	$599.6
Actual return on plan assets	49.4	14.9	64.3
Purchases, sales and settlements	(11.5)	13.9	2.4
Transfers out of Level 3	—	(.7)	(.7)
Ending balance	$433.2	$232.4	$665.6

Annual Report- Page 113

The actual and target asset allocation of the OPEB plans used at December 31, 2012 and 2011 presented as a percentage of total plan assets, were as follows:

		Target		Target
(Millions)	2012	Allocation	2011	Allocation
Equity securities	10%	5-15%	9%	5-15%
Debt securities	85%	80-90%	87%	80-90%
Real estate/other	5%	0-10%	4%	0-10%

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

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the Pension Assets assumption of 7.50% for both 2012 and 2011, 8.25% for January 1, 2010 through August 31, 2010 and 7.50% for September 1, 2010 through December 31, 2010 and an expected return on OPEB plan assets assumption of 4.25% for 2012 and 5.50% for both 2011 and 2010. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate. At December 31, 2012, our actual asset allocations were consistent with our asset allocation assumptions.

401(k) Plan
Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments. Beginning October 2010, we increased our 401(k) contribution to provide a match of 100% of up to 6% of the eligible pay contributed by the employee. From January 1, 2010 to October 1, 2010, we matched 50% of up to 3% of the eligible pay contributed by the employee. Prior to January 1, 2010, we matched 50% of up to 6% of the eligible pay contributed by the employee. During 2012, 2011 and 2010, we made $117 million, $114 million and $53 million, respectively, in matching contributions. The matching contributions are made in cash and invested according to each participant's investment elections. The plan trustee held approximately 8 million shares of our common stock for plan participants at December 31, 2012. At December 31, 2012, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

Annual Report- Page 114

12.	Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the “Plans”) provide for awards of stock options, SARs, restricted stock units (“RSUs”), market stock units (“MSUs”), performance stock units (“PSUs”), deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2012, approximately 39 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted RSUs, MSUs, PSUs, stock options and SARs, each of which are described below:

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

MSUs - The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days prior to the vesting date, including the vesting date. The MSUs granted prior to 2012 have an approximately two-year vesting period. MSUs representing 50% of the grant date fair value of the MSUs granted in 2012 are subject to a two-year vesting period while the remaining MSUs granted in 2012 are subject to a three-year vesting period.

PSUs - The number of vested PSUs (which could range from zero to 200% of the original number of units granted) is dependent upon the degree to which we achieve performance goals as determined by our Board's Committee on Compensation and Organization (the “Compensation Committee”). The value of each vested PSU is equal to one share of common stock, net of taxes. Half of the PSUs granted in 2012 were subject to a one-year performance period that ended on December 31, 2012, and the remaining half are subject to a one-year performance period ending December 31, 2013. PSUs have an approximately two-year vesting period. The performance period for the 2011 and 2010 PSU grants ended on December 31, 2011 and 2010, respectively. The PSUs granted in 2012 that are subject to the performance period ended December 31, 2012, will vest at 81.67% of the original number of units granted as the Compensation Committee determined that the underlying performance goals were met at the below target level. The PSUs granted in each of 2011 and 2010 vested at 200% of the original number of units granted as the Compensation Committee determined that the underlying performance goals were met at the maximum level.

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

We estimate the fair value of SARs using a modified Black-Scholes option pricing model. We did not grant a material amount of SARs in 2012, 2011 or 2010.

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

Annual Report- Page 115

The stock option and SAR transactions during 2012, 2011 and 2010 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options and SARs		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

2010
Outstanding, beginning of year	44.1		$28.88	4.7	$356.6
Granted	—	(1)	29.20	—	—
Exercised	(5.0)		10.65	—	102.4
Expired or forfeited	(1.3)		37.32	—	—
Outstanding, end of year	37.8		$31.01	4.1	$232.9

Exercisable, end of year	33.3		$30.22	3.6	$232.1

2011
Outstanding, beginning of year	37.8		$31.01	4.1	$232.9
Granted	.1		36.87	—	—
Exercised	(10.0)		17.35	—	228.8
Expired or forfeited	(1.6)		47.95	—	—
Outstanding, end of year	26.3		$35.18	4.0	$246.3

Exercisable, end of year	24.7		$35.38	3.8	$230.6

2012
Outstanding, beginning of year	26.3		$35.18	4.0	$246.3
Granted	.1		44.79	—	—
Exercised	(6.7)		22.73	—	148.0
Expired or forfeited	(.3)		43.02	—	—
Outstanding, end of year	19.4		$39.34	3.5	$163.8

Exercisable, end of year	19.4		$39.34	3.5	$163.8

(1) Rounds to zero.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2012:

	Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
10.00-20.00	2.2	.8	$17.00	$63.1
20.00-30.00	.1	5.1	24.49	3.1
30.00-40.00	6.3	3.9	32.92	84.4
40.00-50.00	4.2	3.8	43.36	13.2
50.00-60.00	6.6	3.7	50.51	—
$0.00-$60.00	19.4	3.5	$39.34	$163.8

Annual Report- Page 116

The fair value of RSUs and PSUs are based on the market price of our common stock on the date of grant. Beginning in 2010, we granted MSUs to certain employees. We estimate the fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2012 were valued using two separate performance periods, which resulted in a weighted average per share fair value of $46.36 and $46.84, respectively, for the two-year and three-year vesting period tranches, using the assumptions noted in the table below. In addition, the MSUs granted in 2011 and 2010 had a weighted average per share fair value of $38.79 and $33.85, respectively, using the assumptions noted in the following table:

	2012
	Two-year	Three-year	2011	2010
Dividend yield	1.6%	1.6%	1.6%	.1%
Historical volatility	30.3%	39.7%	36.5%	58.7%
Risk-free interest rate	.2%	.3%	.6%	.9%
Initial price	$44.79	$44.79	$36.87	$29.20

As the MSUs granted in 2012 have two separate performance periods (two years and three years), the annualized volatility of the price of our common stock was calculated over the two-year and three-year periods preceding the grant date. The annualized volatility of the price of our common stock was calculated over the 22 months and two-year periods preceding the grant date, respectively, for the MSUs granted in 2011 and 2010, respectively. The risk-free interest rates for periods within the expected life of the MSUs are based on a constant maturity yield curve, a 22 month interpolated and two-year U.S. Treasury rate, each in effect on the date of grant for the the MSUs granted during 2012, 2011 and 2010, respectively. The dividend yield assumptions for 2012 and 2011, respectively, were based on our expected 2012 and 2011 annual dividend payout, respectively, and the 2010 dividend yield assumption was based on our historical dividends declared.

RSU, MSU and PSU transactions in 2012, 2011 and 2010 were as follows (number of units in millions):

	2012		2011		2010
	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value
RSUs, MSUs and PSUs at beginning of year	6.7	$33.62	5.0	$31.16	3.1	$34.6
Granted	4.6	43.71	3.9	37.43	3.8	29.22
Vested	(7.7)	34.69	(1.3)	33.34	(1.3)	34.22
Forfeited	(.2)	37.37	(.9)	33.65	(.6)	34.78
RSUs, MSUs and PSUs at end of year	3.4	$43.25	6.7	$33.62	5.0	$31.16

During 2012, 2011 and 2010, the following activity occurred under the Plans:

(Millions)	2012	2011	2010
Cash received from stock option exercises	$89.8	$150.4	$52.6
Intrinsic value of options/SARs exercised and stock units vested	492.5	280.7	140.3
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	172.4	98.2	49.1
Fair value of stock options, SARs and stock units vested (1)	273.4	98.5	105.7

(1)	The fair value represents the total dollar value of the stock options, SARs and stock units as of the grant date.

We settle our stock options, SARs and stock units with newly-issued common stock and generally utilize the proceeds from stock options to repurchase our common stock in the open market in the same period.

Annual Report- Page 117

In 2012, 2011 and 2010 we recorded share-based compensation expense of $122 million, $141 million and $110 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $32 million, $47 million and $30 million in 2012, 2011 and 2010, respectively. At December 31, 2012, $97 million of total unrecognized compensation costs related to stock options, SARs and stock units is expected to be recognized over a weighted-average period of 1.6 years.

13.	Income Taxes

The components of our income tax provision in 2012, 2011 and 2010 were as follows:

(Millions)	2012	2011	2010
Current taxes:
Federal	$731.5	$935.8	$555.9
State	48.4	101.0	22.8
Total current taxes	779.9	1,036.8	578.7
Deferred taxes (benefits):
Federal	112.8	50.0	288.3
State	(5.2)	5.3	10.4
Total deferred income taxes	107.6	55.3	298.7
Total income taxes	$887.5	$1,092.1	$877.4

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

(Millions)	2012	2011	2010
Income before income taxes	$2,545.4	$3,077.8	$2,644.2
Tax rate	35%	35%	35%
Application of the tax rate	890.9	1,077.2	925.5
Tax effect of:
Valuation allowance	—	—	(36.6)
Other, net	(3.4)	14.9	(11.5)
Income taxes	$887.5	$1,092.1	$877.4

Annual Report- Page 118

The significant components of our net deferred tax assets at December 31, 2012 and 2011 were as follows:

(Millions)	2012	2011
Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$157.4	$160.6
Employee and postretirement benefits	474.1	550.4
Investments, net	79.2	102.7
Deferred policy acquisition costs	28.5	40.6
Insurance reserves	166.8	147.5
Net operating losses	134.8	139.0
Severance and facilities	20.4	48.5
Litigation-related settlement	43.0	1.3
Other	77.6	81.0
Gross deferred tax assets	1,181.8	1,271.6
Less: Valuation allowance	134.4	127.9
Deferred tax assets, net of valuation allowance	1,047.4	1,143.7
Deferred tax liabilities:
Unrealized gains on investment securities	458.9	333.3
Goodwill and other acquired intangible assets	400.9	403.2
Cumulative depreciation and amortization	234.6	228.8
Total gross deferred tax liabilities	1,094.4	965.3
Net deferred tax assets (1)	$(47.0)	$178.4

(1)
Includes $426.5 million and $387.2 million classified as current assets at December 31, 2012 and 2011, respectively. Includes $473.5 million and $208.8 million classified as long-term liabilities at December 31, 2012 and 2011, respectively.

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

We participate in the Compliance Assurance Process (the “CAP”) with the IRS. Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2011 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2012 tax return in 2013.

We are also subject to audits by state taxing authorities for tax years from 2000 through 2011. We believe we carry appropriate reserves for any exposure to state tax issues.

At December 31, 2012 and 2011, we did not have material uncertain tax positions reflected in our consolidated balance sheets.

We paid net income taxes of $741 million, $899 million and $674 million in 2012, 2011 and 2010, respectively.

Annual Report- Page 119

14.	Debt

The carrying value of our long-term debt at December 31, 2012 and 2011 was as follows:

(Millions)	2012	2011
Senior notes, 6.0%, due 2016	$748.5	$748.0
Senior notes, 1.75%, due 2017	248.6	—
Senior notes, 1.5%, due 2017	497.7	—
Senior notes, 6.5%, due 2018	494.8	499.1
Senior notes, 3.95%, due 2020	743.4	742.6
Senior notes, 4.125%, due 2021	494.1	493.4
Senior notes, 2.75%, due 2022	983.4	—
Senior notes, 6.625%, due 2036	769.7	798.7
Senior notes, 6.75%, due 2037	529.5	695.9
Senior notes, 4.5%, due 2042	479.3	—
Senior notes, 4.125%, due 2042	492.3	—
Total long-term debt	$6,481.3	$3,977.7

In 2012, we repurchased approximately $200 million of par value of our outstanding senior notes, including repurchases of our 6.75% senior notes due 2037, 6.625% senior notes due 2036 and 6.5% senior notes due 2018, and recorded a loss on the early extinguishment of this long-term debt of $55.2 million ($84.9 million pretax).

At December 31, 2012, we did not have any commercial paper outstanding. At December 31, 2011 we had approximately $426 million of commercial paper outstanding with a weighted average interest rate of .38%.

We paid $260 million, $254 million and $243 million in interest in 2012, 2011 and 2010, respectively.

Long-Term Debt and Interest Rate Swaps
During June and July of 2012, we entered into two interest rate swaps with an aggregate notional value of $375 million. We designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to refinance long-term debt maturing in June 2016. At December 31, 2012, these interest rate swaps had a pretax fair value gain of approximately $8.2 million, which was reflected net of tax in accumulated other comprehensive loss within shareholders' equity.

In November 2012, we issued $500 million of 1.50% senior notes due 2017, $1.0 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042 (collectively, the “2012 Coventry-related senior notes”), in connection with the proposed acquisition of Coventry. In the period from August 2012 through October 2012, prior to issuing the 2012 Coventry-related senior notes, we entered into 16 interest rate swaps with an aggregate notional value of $2.0 billion and designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of that fixed-rate debt. We terminated the swaps prior to issuing the 2012 Coventry-related senior notes and paid an aggregate of $4.8 million to the swap counterparties upon termination of the swaps. The related $4.8 million pretax loss is recorded in accumulated other comprehensive loss, net of tax, and is being amortized as an increase to interest expense over the first 10, 20 and 60 semi-annual interest payments associated with the respective 2012 Coventry-related senior notes.

Annual Report- Page 120

In May 2012, we issued $250 million of 1.75% senior notes due 2017 and $500 million of 4.5% senior notes due 2042 (collectively, the “2012 senior notes”). In 2011, prior to issuing the 2012 senior notes, we entered into two interest rate swaps with an aggregate notional value of $250 million and designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt. Prior to issuing the 2012 senior notes, we terminated the two interest rate swaps and paid an aggregate of $7.5 million to the swap counterparties upon that termination. The related $7.5 million pretax loss is recorded in accumulated other comprehensive loss, net of tax, and is being amortized as an increase to interest expense over the first 20 semi-annual interest payments associated with the $500 million of 4.5% senior notes due 2042.

In May 2011, we issued $500 million of 4.125% senior notes due 2021 (the “2011 senior notes”) in anticipation of the scheduled maturity of our 5.75% senior notes due June 2011.  In the first half of 2011, prior to issuing the 2011 senior notes, we entered into two interest rate swaps with an aggregate notional value of $250 million and designated those interest rate swaps as a hedge against interest rate exposure related to the forecasted future issuance of that fixed-rate debt.  We terminated the swaps concurrently with issuing the 2011 senior notes and upon termination of the swaps, paid $8.9 million to the swap counterparty.  The related $8.9 million pretax loss is recorded in accumulated other comprehensive loss, net of tax, and is being amortized as an increase to interest expense over the ten-year life of the 2011 senior notes.

Revolving Credit Facility
On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Existing Credit Agreement”) with several financial institutions. The Existing Credit Agreement replaced our prior $1.5 billion five-year revolving credit agreement which was due to expire on March 27, 2013.

On September 24, 2012, and in connection with the proposed acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Existing Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment”, and together with the First Amendment and the Existing Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.5 billion. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. The Facility expires on March 27, 2017.

Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .070% to .150% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .100% at December 31, 2012.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 0.5 to 1.0.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2012.  There were no amounts outstanding under the Facility, the Existing Credit Agreement, or the replaced five-year revolving credit agreement at any time during the year ended December 31, 2012.

Annual Report- Page 121

15.	Capital Stock

From time to time, our Board authorizes us to repurchase our common stock. The activity under Board authorized share repurchase programs in 2012, 2011 and 2010 was as follows:

		Shares Purchased
		2012		2011		2010
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
July 27, 2012	$750.0	5.3	$245.3	—	$—	—	$—
February 24, 2012	750.0	17.8	750.0	—	—	—	—
September 23, 2011	750.0	9.2	422.2	7.9	327.8	—	—
May 20, 2011	750.0	—	—	19.3	750.0	—	—
December 3, 2010	750.0	—	—	17.9	735.2	.4	14.8
July 30, 2010	1,000.0	—	—	—	—	32.9	1,000.0
February 27, 2009	750.0	—	—	—	—	19.1	591.2
Total repurchases	N/A	32.3	$1,417.5	45.1	$1,813.0	52.4	$1,606.0

Repurchase authorization remaining at December 31,		N/A	$504.7	N/A	$422.2	N/A	$735.2

In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle. In December 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per share. In November 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per share. On February 19, 2013, our Board declared a cash dividend of $.20 per common share that will be paid on April 26, 2013, to shareholders of record at the close of business on April 11, 2013. Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share.

In 2012 and 2011 our Board declared the following cash dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid/ To be Paid	Total Dividends (Millions)
February 3, 2011	$.15	April 14, 2011	April 29, 2011	$57.0
May 20, 2011	.15	July 14, 2011	July 29, 2011	55.9
September 23, 2011	.15	October 13, 2011	October 28, 2011	54.3
December 2, 2011	.175	January 13, 2012	January 27, 2012	61.2
February 24, 2012	.175	April 12, 2012	April 27, 2012	60.8
May 18, 2012	.175	July 12, 2012	July 27, 2012	58.5
September 28, 2012	.175	October 11, 2012	October 26, 2012	58.6
November 30, 2012	.20	January 10, 2013	January 25, 2013	65.5

Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change. Prior to completion of the proposed Coventry acquisition, we are not permitted to declare, set aside or pay any dividend or other distribution other than a regular cash dividend in the ordinary course of business consistent with past practice. Our dividend policy following the completion of the proposed acquisition will be determined by our Board.

In addition to the common stock disclosed on our balance sheets, approximately 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized. At December 31, 2012, there were also 400 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

Annual Report- Page 122

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

Under regulatory requirements at December 31, 2012, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities is approximately $1.6 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders.  Prior to completion of the proposed Coventry acquisition, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than a regular cash dividend to shareholders in the ordinary course of business consistent with past practice. During 2012, our insurance and HMO subsidiaries paid approximately $2.0 billion of dividends to the Company.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2012, 2011 and 2010 for our insurance and HMO subsidiaries were as follows:

(Millions)	2012	2011	2010
Statutory net income	$1,813.7	$1,871.7	$1,779.7
Statutory capital and surplus	6,372.8	5,938.6	6,179.2

17.	Reinsurance

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

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $98 million, $83 million and $66 million in 2012, 2011 and 2010, respectively. Reinsurance recoverables related to these obligations were $919 million at December 31, 2012, and approximately $1.0 billion at both December 31, 2011 and 2010. At December 31, 2012, reinsurance recoverables with a carrying value of approximately $869 million were associated with three reinsurers.

Effective January 1, 2012, we renewed our agreement with an unrelated insurer to reinsure fifty percent of our group term life and group accidental death and dismemberment insurance policies. During 2011 and 2010, we entered into agreements to reinsure certain Health Care insurance policies. We entered into these contracts to reduce the risk of catastrophic loss which in turn reduces our capital and surplus requirements. These contracts did not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting.

Effective 2012 and 2011, we entered into certain three-year reinsurance agreements with unrelated insurers.  At December 31, 2012 and 2011, these agreements allowed us to reduce our required capital and provide an aggregate of $540 million and $390 million, respectively, of collateralized excess of loss reinsurance coverage on a portion of Aetna’s group Commercial Insured Health Care business.

Annual Report- Page 123

18.	Commitments and Contingencies

Guarantees
We have the following significant guarantee and indemnification arrangements at December 31, 2012.

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

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and our reinsurance relationships with Vitality Re Limited, Vitality Re II Limited, and Vitality Re III Limited, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we or they purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2012, we do not believe that our future obligations under any of these agreements will be material to our financial position.

•
Separate Accounts assets - Certain Separate Accounts assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were $2.8 billion and $3.9 billion at December 31, 2012 and 2011, respectively. Refer to Note 2 beginning on page 82 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Accounts balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy. If contract holders do not maintain the required level of Separate Accounts assets to meet the annuity guarantees, we would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2012 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2012.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers.  Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes.  Some states have similar laws relating to HMOs.  The Pennsylvania Insurance Commissioner (the “Commissioner”) has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. In May 2012, the state court denied the request and ordered the Commissioner to propose a rehabilitation plan. In September 2012, the state court finalized its opinion that Penn Treaty is not insolvent and remains in rehabilitation. The Commissioner has appealed the state court's decision. If the rehabilitation is not successful and Penn Treaty ultimately is placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders.  We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict whether rehabilitation efforts will

Annual Report- Page 124

succeed, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets.  It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows.  While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

The first class action case was commenced on July 30, 2007.  The federal Judicial Panel on Multi-District Litigation (the “MDL Panel”) has consolidated these class action cases in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”) under the caption In re: Aetna UCR Litigation, MDL No. 2020 (“MDL 2020”).   In addition, the MDL Panel has transferred the individual lawsuits to MDL 2020.  On May 9, 2011, the New Jersey District Court dismissed the physician plaintiffs from MDL 2020 without prejudice.  The New Jersey District Court’s action followed a ruling by the United States District Court for the Southern District of Florida (the “Florida District Court”) that the physician plaintiffs were enjoined from participating in MDL 2020 due to a prior settlement and release.  The United States Court of Appeals for the Eleventh Circuit has dismissed the physician plaintiffs' appeal of the Florida District Court’s ruling.

On December 6, 2012, we entered into an agreement to settle MDL No. 2020. Under the terms of the proposed nationwide settlement, we will be released from claims relating to our out-of-network reimbursement practices from the beginning of the applicable settlement class period through the date the New Jersey District Court preliminarily approves the settlement. The settlement class period for health plan members begins on March 1, 2001, and the settlement class period for health care providers begins on June 3, 2003. The agreement contains no admission of wrongdoing. The medical associations are not parties to the settlement agreement.

Annual Report- Page 125

Under the settlement agreement, we will pay $60 million, the substantial majority of which will be payable upon final court approval of the settlement, and pay up to an additional $60 million at the end of a claim submission and validation period that commences upon final court approval of the settlement. These payments will fund claims submitted by health plan members who are members of the plaintiff class and health care providers who are members of the plaintiff class. These payments also will fund the legal fees of plaintiffs' counsel and the costs of administering the settlement, in each case in amounts to be determined by the New Jersey District Court.

The proposed settlement is subject to preliminary and final court approval. Final court approval of the settlement is expected during 2013 but could be delayed by appeals or other proceedings. In addition, the Company has the right to terminate the settlement agreement if more than certain percentages of class members, or class members collectively holding specified dollar amounts of claims, elect to opt-out of the settlement. In connection with the proposed settlement, the Company recorded an after-tax charge to net income of approximately $78 million in the fourth quarter of 2012. The Company will pay for the settlement with available resources and expects the settlement payments to occur over the next twelve to twenty-four months.  We intend to continue to vigorously defend ourselves against the claims brought in these cases by non-settling plaintiffs.

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

CMS Actions
In June 2011, the Centers for Medicare & Medicaid Services (“CMS”) lifted the intermediate sanctions it had previously imposed on us in April 2010 that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan (“PDP”) contracts.  The sanctions related to our compliance with certain Medicare Part D requirements.  On September 27, 2012, CMS notified us that we were again eligible to receive assignments of low-income subsidy PDP members from CMS.

CMS regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries.  CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers.  We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records.  CMS pays increased premiums to Medicare Advantage plans and PDPs for members who have certain medical conditions identified with specific diagnosis codes.  Federal regulators review and audit the providers’ medical records and related diagnosis codes that determine the members’ health status and the resulting risk-adjusted premium payments to us.  In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company's plans. The Office of Inspector General (the “OIG”) also is auditing risk adjustment data of other companies, and we expect CMS and the OIG to continue auditing risk adjustment data.

In February 2012, CMS published a Notice of Final Payment Error Calculation Methodology for Part C Medicare Advantage Risk Adjustment Data Validation Contract-Level Audits (the “Notice”). The Notice outlines the methodology that CMS will use to determine RADV audit premium refunds payable by Medicare Advantage plans for contract years 2011 and forward. Under that methodology, the RADV audit premium refund calculation will include an adjustment for the differences in documentation standards between the RADV audits and the risk adjustment model; however, the Notice provides limited information about that adjustment. In addition, CMS will project the error rate identified in the audit sample to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not make an adjustment for differences in documentation standards or project sample error rates to the entire contract. During 2013, CMS is expected to select Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the financial impact of the documentation standard adjustment, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect

Annual Report- Page 126

of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years or the current contract year. Any premium refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including litigation related to the proposed acquisition of Coventry, employment litigation and claims of bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay medical and/or group insurance claims (including post-payment audit and collection practices), rescission of insurance coverage, improper disclosure of personal information, patent infringement and other intellectual property litigation and other litigation in our Health Care and Group Insurance businesses.  Some of these other lawsuits are or are purported to be class actions.  We intend to vigorously defend ourselves against the claims brought in these matters.

In addition, our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time we receive subpoenas and other requests for information from, CMS, the U.S. Department of Health and Human Services, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the Center for Consumer Information and Insurance Oversight, OIG, the Office of Personnel Management, the U.S. Department of Labor, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, the Federal Trade Commission, U.S. attorneys and other state, federal and international governmental authorities.  These government actions include inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding certain of our current and past business practices, including our overall claims processing and payment practices, our business practices with respect to our small group products, student health products or individual customers (such as market withdrawals, rating information, premium increases and medical benefit ratios), executive compensation matters and travel and entertainment expenses, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under “Out-of-Network Benefit Proceedings.”

There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including the use of performance-based networks and termination of provider contracts), delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices, sales practices, and claim payment practices (including payments to out-of-network providers and payments on life insurance policies).  For example, New York is one of over 35 states that are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlements. We have received requests for information from a number of states, including New York, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices.

As a leading national health and related benefits company, we regularly are the subject of government actions of the types described above.  These government actions may prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds or other payments to members, beneficiaries, states or the federal government, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs, such as the intermediate sanctions previously imposed on us by CMS that are described above under “CMS Actions.”

Annual Report- Page 127

Estimating the probable losses or a range of probable losses resulting from litigation, government actions and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties or punitive damages that are discretionary in amount, involve a large number of claimants or regulatory authorities, represent a change in regulatory policy, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices.  In addition, because most legal proceedings are resolved over long periods of time, potential losses are subject to change due to, among other things, new developments, changes in litigation strategy, the outcome of intermediate procedural and substantive rulings and other parties’ settlement posture and their evaluation of the strength or weakness of their case against us.  As a result, we are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above, and it is reasonably possible that their outcome could be material to us.

Other Obligations
We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $142 million, $133 million and $152 million in 2012, 2011 and 2010, respectively. The future net minimum payments under non-cancelable leases for 2013 through 2017 are estimated to be $123 million, $101 million, $59 million, $39 million and $30 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2013 through 2017 are estimated to be $85 million, $55 million, $45 million, $27 million and $18 million, respectively.

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

Annual Report- Page 128

Summarized financial information of our segment operations for 2012, 2011 and 2010 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions	Corporate Financing	Total Company
2012
Revenue from external customers	$32,608.9	$1,842.0	$1,118.0	$—	$35,568.9
Net investment income	310.1	281.2	327.0	—	918.3
Interest expense	—	—	—	268.8	268.8
Depreciation and amortization expense	445.5	4.4	—	—	449.9
Income taxes (benefits)	950.5	62.3	(2.4)	(122.9)	887.5
Operating earnings (loss) (1)	1,752.1	161.5	17.8	(161.8)	1,769.6
Segment assets	24,245.9	5,697.5	11,551.1	—	41,494.5
2011
Revenue from external customers	$30,793.9	$1,715.2	$172.0	$—	$32,681.1
Net investment income	338.2	266.0	326.6	—	930.8
Interest expense	—	—	—	246.9	246.9
Depreciation and amortization expense	442.2	5.0	—	—	447.2
Income taxes (benefits)	1,106.6	72.6	1.0	(88.1)	1,092.1
Operating earnings (loss) (1)	1,955.7	153.0	20.7	(163.7)	1,965.7
Segment assets	21,697.4	5,392.6	11,503.1	—	38,593.1
2010
Revenue from external customers	$31,023.9	$1,776.1	$162.2	$—	$32,962.2
Net investment income	418.8	275.1	362.4	—	1,056.3
Interest expense	—	—	—	254.6	254.6
Depreciation and amortization expense	437.5	6.9	—	—	444.4
Income taxes (benefits)	954.2	53.0	5.0	(134.8)	877.4
Operating earnings (loss) (1)	1,650.1	128.0	27.8	(250.5)	1,555.4
Segment assets	20,881.5	5,039.3	11,818.6	—	37,739.4

(1)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 130.

Annual Report- Page 129

A reconciliation of operating earnings (1) to net income in 2012, 2011 and 2010 was as follows:

(Millions)	2012	2011	2010
Operating earnings	$1,769.6	$1,965.7	$1,555.4
Net realized capital gains, net of tax	71.0	109.1	183.8
Litigation-related settlement, net of tax	(78.0)	—	—
Transaction and integration-related costs, net of tax	(25.4)	—	(43.1)
Loss on early extinguishment of long-term debt, net of tax	(55.2)	—	—
Severance and/or facilities charge, net of tax	(24.1)	—	(30.8)
Voluntary early retirement program, net of tax	—	(89.1)	—
Litigation-related insurance proceeds, net of tax	—	—	101.5
Net income	$1,657.9	$1,985.7	$1,766.8

(1)
In addition to net realized capital gains, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In 2012, we recorded a charge of $78.0 million ($120.0 million pretax) related to the settlement of purported class action litigation regarding Aetna's payment practices related to out-of-network health care providers.

•
In 2012, we incurred transaction and integration-related costs of $25.4 million ($32.6 million pretax) related to the proposed acquisition of Coventry. Transaction costs include advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in our Consolidated Statements of Income in general and administrative expenses. Transaction costs also include the cost of a bridge credit agreement that was in place prior to permanent financing that was obtained in November 2012 for the proposed Coventry acquisition as well as the negative cost of carry associated with such permanent financing. The cost of the bridge credit agreement is reflected in our Consolidated Statements of Income in interest expense. The components of negative cost of carry associated with the permanent financing are reflected in our Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses.

•	In 2012, we incurred a loss on the early extinguishment of long-term debt of $55.2 million ($84.9 million pretax) related to repurchases of certain of our outstanding senior notes.

•
In 2012, we recorded a severance charge of $24.1 million ($37.0 million pretax). In 2010, we recorded severance and facilities charges of $30.8 million ($47.4 million pretax). The 2012 severance charge and the 2010 severance and facilities charges each related to actions taken that year or committed to be taken in the following year.

•	In 2011, we announced a voluntary early retirement program. In connection with the voluntary early retirement program, we recorded a charge of $89.1 million ($137.0 million pretax) during 2011.

•
In 2010, we recorded transaction related costs of $43.1 million ($66.2 million pretax). These costs related to our Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation and the announced acquisition of Medicity.

•
Following a Pennsylvania Supreme Court ruling in June 2009, we recorded litigation-related insurance proceeds of $101.5 million ($156.3 million pretax) in 2010 from our liability insurers related to certain litigation we settled in 2003.

Revenues from external customers by product in 2012, 2011 and 2010 were as follows:

(Millions)	2012	2011	2010
Health care premiums	$28,872.0	$27,189.2	$27,610.6
Health care fees and other revenue	3,736.9	3,604.7	3,413.3
Group life	1,070.1	1,036.7	1,084.9
Group disability	726.0	632.6	639.1
Group long-term care	45.9	45.9	52.1
Large case pensions, excluding a group annuity contract conversion premium	176.6	172.0	162.2
Group annuity contract conversion premium (1)	941.4	—	—
Total revenue from external customers (2) (3)	$35,568.9	$32,681.1	$32,962.2

(1)
In the fourth quarter of 2012, pursuant to a contractual right exercised by a contract holder, an existing group annuity contract converted from a participating to a non-participating contract.  Upon conversion, we recorded a $941.4 million one-time non-cash group annuity conversion premium for this contract and a corresponding $941.4 million one-time non-cash benefit expense on group annuity conversion for this contract.

(2)	All within the U.S., except approximately $775 million, $590 million and $429 million in 2012, 2011 and 2010, respectively, which were derived from foreign customers.

(3)
Revenue from the U.S. federal government was $7.4 billion, $7.0 billion and $7.5 billion in 2012, 2011 and 2010, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2012, 2011 and 2010.

Annual Report- Page 130

The following is a reconciliation of revenue from external customers to total revenues included in our statements of income in 2012, 2011 and 2010:

(Millions)	2012	2011	2010
Revenue from external customers	$35,568.9	$32,681.1	$32,962.2
Net investment income	918.3	930.8	1,056.3
Net realized capital gains	108.7	167.9	227.5
Total revenue	$36,595.9	$33,779.8	$34,246.0

Long-lived assets, which are principally within the U.S., were $535 million and $557 million at December 31, 2012 and 2011, respectively.

20.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs and less than 2 years for GICs); so we established a reserve for anticipated future losses at the time of discontinuance.  This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts.

Key assumptions in setting the reserve for anticipated losses include future investment results, payments to retirees, mortality and retirement rates and the cost of asset management and customer service.  In 2012, we modified the mortality tables used in order to reflect a more up-to-date 2000 Retired Pensioner’s Mortality table. The mortality tables were previously modified in 1995, in order to reflect a more up-to-date 1994 Uninsured Pensioner's Mortality table. In 1997, we began the use of a bond default assumption to reflect historical default experience.  Other than these changes, since 1993 there have been no significant changes to the assumptions underlying the reserve.

We review the adequacy of this reserve quarterly based on actual experience.  As long as our expectation of future losses remains consistent with prior projections, the results of the discontinued products are applied against the reserve and do not impact net income.  If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income.  As a result of this review, the reserve at each of December 31, 2012 and December 31, 2011 reflects management's best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

The activity in the reserve for anticipated future losses on discontinued products in 2012, 2011 and 2010 was as follows (pretax):

(Millions)	2012	2011	2010
Reserve, beginning of period	$896.3	$884.8	$789.2
Operating loss	(2.0)	(16.9)	(15.4)
Net realized capital gains	84.2	28.4	111.0
Reserve, end of period	$978.5	$896.3	$884.8

Annual Report- Page 131

In 2012, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from other investments. In 2011, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions. In 2010, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities and investment real estate. During 2012, 2011 and 2010, our discontinued products also reflected operating losses. We evaluated the operating loss in 2012 against our expectations of future cash flows assumed in estimating the reserve and concluded that no adjustment to the reserve was required at December 31, 2012.

The anticipated run-off of the discontinued products reserve balance at December 31, 2012 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2013	$52.9
2014	51.7
2015	50.3
2016	48.8
2017	47.2
Thereafter	727.6

Assets and liabilities supporting discontinued products at 2012 and 2011 were as follows: (1)

(Millions)	2012	2011
Assets:
Debt and equity securities available for sale	$2,515.3	$2,589.7
Mortgage loans	448.6	437.1
Other investments	711.6	619.2
Total investments	3,675.5	3,646.0
Other assets	79.2	130.0
Collateral received under securities loan agreements	3.8	—
Current and deferred income taxes	19.3	15.7
Receivable from continuing products (2)	556.0	523.2
Total assets	$4,333.8	$4,314.9
Liabilities:
Future policy benefits	$2,857.6	$3,005.8
Policyholders' funds	6.6	8.2
Reserve for anticipated future losses on discontinued products	978.5	896.3
Collateral payable under securities loan agreements	3.8	—
Other liabilities (3)	487.3	404.6
Total liabilities	$4,333.8	$4,314.9

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

(2)
At the time of discontinuance, a receivable from Large Case Pensions' continuing products was established on the discontinued products balance sheet. This receivable represented the net present value of anticipated cash shortfalls in the discontinued products, which will be funded from continuing products. Interest on the receivable is accrued at the discount rate that was used to calculate the reserve. The offsetting payable, on which interest is similarly accrued, is reflected in continuing products. Interest on the payable generally offsets investment income on the assets available to fund the shortfall. These amounts are eliminated in consolidation.

(3)	Net unrealized capital gains on the available-for-sale debt securities are included in other liabilities and are not reflected in consolidated shareholders’ equity.

Annual Report- Page 132

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $449 million (12% of the investment portfolio) at December 31, 2012. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $76 million (2% of the investment portfolio) at December 31, 2012, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2012, the expected run-off of the SPA and GIC liabilities, including future interest, was as follows:

(Millions)
2013	$413.2
2014	389.4
2015	372.0
2016	354.8
2017	337.6
Thereafter	4,371.8

The expected run-off of the SPA and GIC liabilities can vary from actual due to several factors, including, among other things, contract holders redeeming their contracts prior to contract maturity or additional amounts being received from existing contracts. The liability expected at December 31, 1993 and actual liability balances at December 31, 2012, 2011 and 2010 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2010	$18.0	$2,943.5	$10.2	$3,162.2
2011	17.0	2,780.5	8.2	3,005.8
2012	16.1	2,615.4	6.6	2,857.6

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $399.5 million, $412.0 million and $432.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Participant-directed withdrawals from our discontinued products were not significant in the years ended ended December 31, 2012, 2011 or 2010.  Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

21.	Subsequent Events

In January 2013, we entered into four-year reinsurance agreements with Vitality Re IV Limited, an unrelated insurer. The agreements allow us to reduce our required capital and provide $150 million of collateralized excess of loss reinsurance coverage on a portion of Aetna's group Commercial Insured Health Care business.

In January 2013, we announced that we have agreed to sell our Missouri Medicaid business, Missouri Care, Incorporated (“Missouri Care”), to WellCare Health Plans, Inc. The sale of Missouri Care is related to our proposed acquisition of Coventry.

On February 19, 2013, our Board declared a cash dividend of $.20 per common share that will be paid on April 26, 2013, to shareholders of record at the close of business on April 11, 2013.

Annual Report- Page 133

Also on February 19, 2013, our Board approved a new share repurchase program that authorizes us to repurchase up to $750 million of our common stock.

Annual Report- Page 134

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

Our ICOFR process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, ICOFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2012. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework.” Based on this assessment, management concluded that our ICOFR was effective at December 31, 2012. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 136.

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

The Audit Committee of Aetna's Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears on page 136.

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

Annual Report- Page 135

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.
/s/KPMG LLP
Hartford, Connecticut
February 19, 2013

Annual Report- Page 136

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2012
Total revenue	$8,915.8	$8,835.1	$8,916.5	$9,928.5

Income before income taxes	$784.3	$695.7	$774.3	$291.1
Income taxes	(273.3)	(238.1)	(275.1)	(101.0)
Net income	$511.0	$457.6	$499.2	$190.1

Net income per share - basic (1)	$1.46	$1.34	$1.49	$.57
Net income per share - diluted (1)	1.43	1.32	1.47	.56

Dividends declared per share	$.175	$.175	$.175	$.20
Common stock prices, high	50.16	50.23	40.29	46.99
Common stock prices, low	42.40	38.77	35.30	39.81

2011
Total revenue	$8,387.8	$8,344.4	$8,475.3	$8,572.3

Income before income taxes	$898.4	$821.1	$751.4	$606.9
Income taxes	(312.4)	(284.4)	(261.0)	(234.3)
Net income	$586.0	$536.7	$490.4	$372.6

Net income per share - basic (1)	$1.53	$1.42	$1.33	$1.04
Net income per share - diluted (1)	1.50	1.39	1.30	1.02

Dividends declared per share	$.15	$.15	$.15	$.175
Common stock prices, high	38.87	45.91	45.23	43.73
Common stock prices, low	31.04	36.52	34.55	34.33

(1)	Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Annual Report- Page 137

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor's 500 Stock Index (“S&P 500”) and the cumulative total return on the published Morgan Stanley Healthcare Payors Index (“MSHPI”) from December 31, 2007 through December 31, 2012. The graph assumes a $100 investment in shares of our common stock on December 31, 2007.

Cumulative Total Return from December 31, 2007 to December 31, 2012 of Aetna Common Stock, S&P 500 and MSHPI

Index Value
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	2007	2008	2009	2010	2011	2012
AET	$ 100.00	$ 49.45	$ 55.08	$ 53.08	$ 74.25	$ 82.82
S&P	100.00	63.00	79.68	91.68	93.61	108.59
MSHP	100.00	45.21	69.38	79.80	108.10	119.93

(1)
At December 31, 2012, the companies included in the MSHPI were: Aetna Inc., Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans, Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

Annual Report- Page 138