Form 10-K, Exhibit 13
period 2013-12-31
AETNA INC /PA/
filed 2014-02-28
CIK 1122304

Exhibit 13.1

2013 Aetna Annual Report, Financial Report to Shareholders

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2013 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Page	Description
2-75
Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) - The MD&A provides a review of our operating results for the years 2011 through 2013, as well as our financial condition at December 31, 2013 and 2012. The MD&A should be read in conjunction with our consolidated financial statements and notes thereto. The MD&A includes the following:

2	Overview - We begin our MD&A with an overview of earnings, cash flows and significant developments for the last three years and our outlook for 2014.
7	Health Care - We discuss the factors affecting Health Care revenues and operating earnings in this section.
11	Group Insurance - We discuss the factors affecting Group Insurance operating earnings in this section.
13	Large Case Pensions - We discuss the factors affecting Large Case Pensions operating earnings, including the results of our discontinued products, in this section.
15
Investments - As an insurer, we have a significant investment portfolio to support our liabilities and capital. In this section, we discuss our investments and realized capital gains and losses and describe our evaluation of the risk of our market-sensitive instruments.

18	Liquidity and Capital Resources - In this section, we discuss our cash flows, financing resources, contractual obligations and other matters that may affect our liquidity and cash flows.
23	Critical Accounting Estimates - In this section, we discuss the accounting estimates we consider critical in preparing our financial statements.
29	Regulatory Environment - In this section, we discuss the regulatory environment in which we operate.
46
Forward-Looking Information/Risk Factors - We conclude our MD&A with a discussion of certain risks and uncertainties that, if developed into actual events, could have a material adverse impact on our business, cash flows, financial condition and/or operating results.

76	Selected Financial Data - We provide selected annual financial data for the most recent five years.
77
Consolidated Financial Statements - We include our consolidated balance sheets at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years 2011 through 2013.

82	Notes to Consolidated Financial Statements
141
Reports of Management and our Independent Registered Public Accounting Firm - We include a report on our responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP's opinion on our consolidated financial statements and internal control over financial reporting.

143	Quarterly Data (unaudited) - We provide selected quarterly financial data for each of the last eight quarters.
144
Corporate Performance Graph - We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indices for the years 2008 through 2013.

Annual Report- Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving an estimated 44 million people with information and resources to help them in consultation with their health care professionals make better informed decisions about their health care.  We offer a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare supplement plans, workers' compensation administrative services and health information technology products and services, such as Accountable Care Solutions (“ACS”).  On May 7, 2013 (the “Effective Date”), we acquired Coventry Health Care, Inc. (“Coventry”). Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions.

The following MD&A provides a review of our financial condition at December 31, 2013 and December 31, 2012 and operating results for the years ended December 31, 2013, 2012 and 2011. Coventry's results after the Effective Date are reflected in our results for the year ended December 31, 2013, which significantly affects the comparability of those results to the years ended December 31, 2012 and 2011. This Overview should be read in conjunction with the entire MD&A, which contains detailed information that is important to understanding our operating results and financial condition, the consolidated financial statements and other data presented in this Annual Report. This Overview is qualified in its entirety by the full MD&A.

Acquisition of Coventry Health Care, Inc.
On August 19, 2012, we entered into a definitive agreement (as amended, the “Merger Agreement”) to acquire Coventry. On the Effective Date, we acquired Coventry in a transaction valued at approximately $8.7 billion, including the $1.8 billion fair value of Coventry's outstanding long-term debt. We preliminarily recorded goodwill related to this acquisition of approximately $4.0 billion, of which $267 million will be tax deductible. Coventry's products included a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers' compensation administrative services, and network rental services.

Under the terms of the Merger Agreement, Coventry stockholders received $27.30 in cash and 0.3885 of an Aetna common share for each share of Coventry common stock (including restricted shares but excluding shares held by Coventry as treasury stock) outstanding at the effective time of the Merger. As a result, on the Effective Date, we issued approximately 52.2 million Aetna common shares with a fair value of approximately $3.1 billion and paid approximately $3.8 billion in cash in exchange for all of the outstanding shares of Coventry common stock and outstanding awards. Substantially all of Coventry's outstanding equity awards vested and were paid out in cash and canceled in connection with the Merger. We funded the cash portion of the purchase price with a combination of $2.0 billion of long-term debt issued in November 2012, approximately $700 million of commercial paper issued in 2013 and approximately $1.1 billion of available cash on hand.

The Coventry acquisition added medical membership, which enhanced our diversified portfolio, increased our presence in government programs, which is an important element of our growth strategy, and improved our positioning and reach in local geographies.

In connection with the acquisition of Coventry, on March 31, 2013, we completed the sale of our Missouri Medicaid business, Missouri Care, Incorporated (“Missouri Care”), to WellCare Health Plans, Inc. The sale price was not material and did not have a material impact on our financial position or operating results.

Annual Report- Page 2

Summarized Results

(Millions)	2013	2012	2011
Revenue:
Health Care	$44,397.2	$33,005.8	$31,254.2
Group Insurance	2,341.2	2,147.5	2,026.6
Large Case Pensions	556.2	1,446.5	501.4
Total revenue	47,294.6	36,599.8	33,782.2
Net income attributable to Aetna	1,913.6	1,657.9	1,985.7
Operating earnings: (1)
Health Care	2,130.8	1,752.1	1,955.7
Group Insurance	128.0	161.5	153.0
Large Case Pensions	21.2	17.8	20.7
Cash flows from operations	2,278.7	1,824.9	2,511.1

(1)
Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income attributable to Aetna (the term “GAAP” refers to U.S. generally accepted accounting principles).  Non-GAAP financial measures we disclose, such as operating earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Refer to “Segment Results and Use of Non-GAAP Measures in this Document” beginning on page 7 for a discussion of non-GAAP measures.  Refer to pages 8, 12 and 14 for a reconciliation of operating earnings to net income attributable to Aetna for Health Care, Group Insurance and Large Case Pensions, respectively.

We analyze our operating results based on operating earnings, which excludes from net income attributable to Aetna net realized capital gains and losses as well as other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. Operating earnings for the past three years were primarily generated from our Health Care segment. This segment produced higher operating earnings in 2013 than 2012 but lower operating earnings in 2012 than 2011.

Operating earnings in 2013 were higher than 2012 primarily due to the inclusion of results from the acquisition of Coventry, as well as higher underwriting margins (calculated as premiums less health care costs) primarily in our underlying Commercial Health Care business, partially offset by lower underwriting margins in our underlying Medicare and Group Life businesses. Operating earnings in 2012 were lower than 2011 primarily due to lower Commercial underwriting margins in our Health Care segment. In 2012, underwriting margins in the Health Care segment were lower than 2011 primarily due to the favorable impact of development of prior-years' health care cost estimates on 2011 underwriting margins and consideration of our 2011 experience in 2012 pricing.

Total revenue increased in 2013 compared to 2012 primarily due to higher Health Care premiums from the acquisition of Coventry as well as growth in our underlying Medicare membership and increased underlying Commercial Insured premium yields, partially offset by lower group annuity conversion premium in our Large Case Pensions segment. Total revenue increased in 2012 compared to 2011 primarily due to an increase in Commercial Health Care premium and fees and other revenue as well as a group annuity conversion premium in our Large Case Pensions segment.

In 2013, our Health Care segment experienced higher medical Insured membership (where we assume all or a majority of the risk for medical and dental care costs) as well as higher medical membership in our administrative services contract (“ASC”) products (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs). The increase in medical membership in 2013 is primarily due to the acquisition of Coventry, which added approximately 3.8 million medical members. At December 31, 2013, we served approximately 22.2 million medical members (consisting of approximately 39% Insured members and 61% ASC members), 14.1 million dental members and 14.2 million pharmacy benefit management services members.  At December 31, 2012, we served approximately 18.2 million medical members (consisting of approximately 32% Insured members and 68% ASC members), 13.6 million dental members and 8.8 million pharmacy benefit management services members. Refer to “Health Care - Membership” on page 11 for further information.

Annual Report- Page 3

During the past three years our cash flows supported both new and ongoing initiatives.
We generated substantial cash flows in the past three years, which we used to support our growth strategies, including partially funding the Coventry acquisition, funding other acquisitions, and investing in ACS businesses; repurchasing our common stock; repurchasing our long-term debt; and increasing our shareholder dividend.

With respect to capital management, in 2013, 2012 and 2011, we repurchased approximately 23 million, 32 million, and 45 million shares of our common stock, respectively, at a cost of approximately $1.4 billion in both 2013 and 2012 and $1.8 billion in 2011 under share repurchase programs authorized by Aetna's Board of Directors (our “Board”). In addition, on February 7, 2014, we issued a notice of redemption for $750 million aggregate principal amount of our 6.0% Senior Notes due 2016, which we expect to refinance with additional indebtedness.

We have contributed to our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) in each of the past three years. During each of 2013, 2012 and 2011, we made voluntary cash contributions of $60 million to the Aetna Pension Plan.

Health Care Reform
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, “Health Care Reform”) has changed and will continue to make broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and we expect will continue to significantly impact our business operations and financial results, including our pricing, our medical benefit ratios (“MBRs”) and the geographies in which our products are available.  Health Care Reform presents us with new business opportunities, but also with new financial and regulatory challenges. Since its enactment in 2010, key components of Health Care Reform have been phased in, including required minimum medical loss ratios (“MLRs”) in Commercial products, enhanced premium rate review and disclosure processes, reduced Medicare Advantage payment rates to insurers, and linking Medicare Advantage payments to a plan's Centers for Medicare & Medicaid Services (“CMS”) quality performance ratings or “star ratings.” The effects of these changes are reflected in our financial results.

While key components of Health Care Reform will continue to be phased in through 2018, the most significant changes during that time will occur in 2014, making 2014 a uniquely challenging year. The components of Health Care Reform that take effect in 2014 include: public health insurance exchanges (also known as health insurance marketplaces) (“Public Exchanges”), Medicare minimum MLRs, the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and significant new industry-wide fees, assessments and taxes.  We are dedicating and will continue to be required to dedicate material resources and incur material expenses during 2014 to implement and comply with Health Care Reform as well as state level health care reform.  While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including aspects of Public Exchanges, Medicaid expansion, enforcement related reporting for the individual and employer mandates, assessments, taxes and fees, reinsurance, risk corridor, risk adjustment and the implementation of Medicare Advantage and Part D minimum MLRs, have not been finally implemented and may require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  The federal government also has announced significant changes to and/or delays in effective dates of various aspects of Health Care Reform, and it is likely that further changes will be made at the federal and/or state level based on implementation experience. As a result, key aspects and impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

On October 1, 2013, Public Exchanges became available for consumers to access and begin the enrollment process for coverage beginning January 1, 2014. For 2014, Aetna currently has chosen to participate in 10 statewide individual Public Exchanges and, on a limited basis, an additional seven states' individual Public Exchanges. Additionally, in 2014, Aetna currently has chosen to participate in three statewide small group Public Exchanges and, on a limited basis, one additional state's small group Public Exchange.

Annual Report- Page 4

In addition, because we included a portion of the 2014 Health Care Reform fees, assessments and taxes in the pricing for our 2013 contract renewals with member months in 2014, we experienced a temporary operating earnings benefit in 2013. We expect this benefit to be greatly diminished in 2014. The non tax-deductible health insurer fee will be recorded within operating expenses, and we project that our expense for this fee in 2014 will range from $575 million to $625 million. In aggregate, we expect our portion of the total fees, taxes and assessments imposed by Health Care Reform to be approximately $1.0 billion in 2014.

On June 28, 2012, the U.S. Supreme Court issued a decision that generally upheld the constitutionality of Health Care Reform. However, federal budget negotiations, the technical problems with the federal health insurance exchange website, ongoing regulatory changes to Health Care Reform (such as the November
2013 action permitting renewal through 2014 of individual insurance policies that do not comply with
Health Care Reform), pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform and litigation challenging aspects of the law continue to create uncertainty about the ultimate impact of Health Care Reform.

States may opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding, and governors in over a dozen states have indicated that they may not support Medicaid expansion. If states choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth. We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of Health Care Reform or state level health care reform, nor can we predict the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

For additional information on Health Care Reform, refer to “Regulatory Environment” beginning on page 29, and for a discussion of certain factors that may cause our actual results to differ from currently anticipated results in connection with Health Care Reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 46.

Outlook for 2014
We expect to face significant business challenges and uncertainties in 2014, many of which are occurring for the first time in our industry. These challenges and uncertainties include collecting in our premiums and fees or solving for the impact of a full year of the significant fees, taxes and assessments imposed by Health Care Reform this year; meaningful rate pressures this year in our Medicare Advantage business (which we expect to continue in 2015); imposition this year of Health Care Reform’s guaranteed issue requirements which do not allow us to medically underwrite our small group and individual members; and the first year of implementation of and participation on Health Care Reform’s Public Exchanges, where membership is less than expected by the federal government and our Public Exchange members' utilization of medical services may exceed our projections. We also project year-over-year operating results comparisons to be pressured by the 2014 pricing of our experience-rated products, which takes into account our favorable 2013 medical cost experience, and the absence of the benefit we experienced in 2013 from the collection in 2013 of a portion of the Health Care Reform fees, taxes and assessments that are payable in 2014. In addition, Health Care Reform fees, taxes and assessments will be reported as, and significantly increase, our general and administrative expenses, and the non-deductibility of the health insurer fee will significantly increase our reported income tax rate. We expect to incur up to approximately $65 million pretax of expenses for payments to a supplier in connection with the integration of the Coventry acquisition. Finally, the current uncertain economic environment and a continued low interest rate environment also are expected to continue to pressure our operating results.

On the other hand, we also believe there are opportunities for operating results growth in 2014, primarily the inclusion of the former Coventry business in our results for a full year and the projected impact of Coventry-related synergies and improved performance in our underlying businesses.

Our primary business goals for 2014 are to continue to integrate the Coventry acquisition, solve for the financial impacts of the significant fees, taxes and assessments imposed on us by Health Care Reform as well as for the rate pressures in our Medicare Advantage business, change the provider business model through provider collaboration

Annual Report- Page 5

(including accountable care organizations (“ACOs”)), and prepare for the consumer retail marketplace by, among other things, executing on our Public Exchange and private health insurance exchange (“Private Exchange”) strategies.

Refer to “Forward-Looking Information/Risk Factors” beginning on page 46 for information regarding other important factors that may cause our actual results to differ from those currently projected in “Outlook for 2014” and/or otherwise materially affect us.

Management Update
Lonny Reisman, M.D., Aetna's Chief Medical Officer, is expected to leave the Company in April 2014.

2011 Acquisitions
During 2011, we completed the acquisitions of Medicity Inc. (“Medicity”), Prodigy Health Group (“Prodigy”), Genworth Financial, Inc.'s (“Genworth's”) Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. (“PayFlex”).

•Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which is tax deductible. This acquisition enabled us to offer a set of convenient, easy-to-access technology solutions for physicians, hospitals and other health care providers. Medicity is a key component of our ACS offerings. Our ACS solutions are focused on growing membership in our medical products through provider collaborations that are designed to lower medical costs for us and our customers, making our products more affordable.

•Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $445 million, of which approximately $52 million is tax deductible. Prodigy extended our capabilities in the third-party administrator business and provided a separate option under the Prodigy brands that addresses affordability and quality for middle-sized and small businesses and customers who are primarily price-focused. In addition to enhancing our medical product offerings, Prodigy complements our ACS initiatives.

•Genworth Financial, Inc.’s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $276 million. We recorded $53 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. This acquisition brought members and enhanced our capabilities to grow our Medicare Supplement business, which include access to commercial retirees and Medicare Prescription Drug Plan members, multi-channel distribution and our other product offerings.

•PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired. We recorded goodwill related to this transaction of approximately $149 million, an immaterial amount of which is tax deductible. Acquiring PayFlex extended our ability to provide members with flexible, customized, easy-to-use tools and solutions to better manage their health care expenses, and those capabilities enhance our medical product offerings.

Refer to Notes 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 91 and 99, respectively for additional information.

Annual Report- Page 6

Voluntary Early Retirement Program
In July 2011, we announced a voluntary early retirement program.  In connection with the voluntary early retirement program, we recorded a one-time charge for enhanced severance and benefits of $89 million ($137 million pretax) in the third quarter of 2011.

Segment Results and Use of Non-GAAP Measures in this Document
The following discussion of operating results is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 135.  Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. The acquired Coventry operations are reflected in our Health Care segment for 2013 on and after the Effective Date.  Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile to our consolidated results.  The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and other postretirement benefit plans (“OPEB”) expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Our discussion of our operating results is based on operating earnings. Operating earnings exclude from net income attributable to Aetna reported in accordance with GAAP, net realized capital gains or losses as well as other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance.  In addition, as previously disclosed, beginning with 2014 projections and results, operating earnings also exclude after-tax amortization of other acquired intangible assets (which relates to our acquisition activities, including Coventry). Although the excluded items may recur, we believe excluding them from net income attributable to Aetna to arrive at operating earnings provides more meaningful information about our underlying business performance.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however, these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. Operating earnings is the measure reported to our Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as the allocation of resources among our business segments. In each business segment discussion in this MD&A, we provide a table that reconciles operating earnings to net income attributable to Aetna.  Each table details the net realized capital gains or losses and any other items excluded from net income attributable to Aetna, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income attributable to Aetna. Non-GAAP financial measures we disclose, such as operating earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

HEALTH CARE

Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis and emerging businesses products and services, such as ACS, that complement and enhance our medical products.  Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit plans.  Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs).  We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, workers' compensation administrative services and products that provide access to our provider networks in select geographies.  We separately track premiums and health care costs for Medicare and Medicaid products; all other medical, dental and other Health Care products are referred to as Commercial.

Annual Report- Page 7

Operating Summary

(Millions)	2013		2012		2011
Premiums:
Commercial	$24,481.2		$20,944.4		$20,263.9
Medicare	11,333.2		6,250.6		5,485.0
Medicaid	3,845.3	—	1,677.0	—	1,440.3
Total premiums	39,659.7		28,872.0		27,189.2
Fees and other revenue	4,425.5		3,736.9		3,604.7
Net investment income	309.3		310.4		338.4
Net realized capital gains	2.7		86.5		121.9
Total revenue	44,397.2		33,005.8		31,254.2
Health care costs	32,896.0		23,728.9		21,653.5
Operating expenses:
Selling expenses	1,242.8		1,015.7		1,027.6
General and administrative expenses	7,061.8		5,480.3		5,404.8
Total operating expenses	8,304.6		6,496.0		6,432.4
Amortization of other acquired intangible assets	210.2		137.6		115.7
Total benefits and expenses	41,410.8		30,362.5		28,201.6
Income before income taxes	2,986.4		2,643.3		3,052.6
Income taxes	1,078.4		950.5		1,106.6
Net income including non-controlling interests	1,908.0		1,692.8		1,946.0
Less: Net (loss) income attributable to non-controlling interests	(4.5)		.3		.2
Net income attributable to Aetna	$1,912.5		$1,692.5		$1,945.8

The table presented below reconciles net income attributable to Aetna to operating earnings (1):

(Millions)	2013	2012	2011
Net income attributable to Aetna	$1,912.5	$1,692.5	$1,945.8
Net realized capital gains, net of tax	(.7)	(56.6)	(79.2)
Transaction, integration-related and restructuring costs, net of tax	219.0	14.1	—
Litigation-related settlement, net of tax	—	78.0	—
Severance charge, net of tax	—	24.1	—
Voluntary early retirement program, net of tax	—	—	89.1
Operating earnings	$2,130.8	$1,752.1	$1,955.7

(1)
In addition to net realized capital gains, the following items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In 2013 and 2012, we incurred transaction, integration-related and restructuring costs of $233.5 million ($332.8 million pretax) and $25.4 million ($32.6 million pretax), respectively, of which $219.0 million ($310.5 million pretax) and $14.1 million ($15.2 million pretax), respectively, were recorded in the Health Care segment. Transaction and integration-related costs are related to the acquisition of Coventry. Restructuring costs, primarily comprised of severance and real estate consolidation costs, are related to the acquisition of Coventry and Aetna's expense management and cost control initiatives. Transaction costs include advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses. Transaction costs also include transaction-related payments as well as expenses related to the negative cost of carry associated with the permanent financing that we obtained in November 2012 for the Coventry acquisition. Prior to the Effective Date, the negative cost of carry associated with the permanent financing was excluded from operating earnings. The components of the negative cost of carry are reflected in our GAAP Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses. On and after the Effective Date, the interest expense and general and administrative expenses associated with the permanent financing are no longer excluded from operating earnings.

•
In 2012, we recorded a charge of $78.0 million ($120.0 million pretax) related to the settlement of purported class action litigation regarding Aetna's payment practices related to out-of-network health care providers.

•	In 2012, we recorded a severance charge of $24.1 million ($37.0 million pretax) related to actions taken in 2012 and 2013.

•	In 2011, we announced a voluntary early retirement program. In connection with the voluntary early retirement program, we recorded a charge of $89.1 million ($137.0 million pretax) during 2011.

Annual Report- Page 8

Operating earnings in 2013 increased compared to 2012.
In 2013, operating earnings increased compared to the corresponding period in 2012, primarily due to the acquisition of Coventry in May 2013, as well as higher underwriting margins primarily in our underlying Commercial business, partially offset by lower operating margins in our underlying Medicare business. 2012 operating earnings were lower than 2011, primarily due to lower Commercial underwriting margins which declined primarily due to the favorable impact of development of prior-years' health care cost estimates on 2011 Commercial underwriting margins and consideration of our 2011 experience in our 2012 pricing, partially offset by higher underwriting margins in our Medicare business, primarily the result of the full-year impact of Genworth's Medicare Supplement business, which we acquired in October 2011. Refer to our discussion of Commercial and Medicare results below for additional information.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by premiums.  Our MBRs by product for the last three years were:

	2013	2012	2011
Commercial	80.1%	81.1%	77.9%
Medicare	88.1%	83.8%	84.0%
Medicaid	85.6%	89.0%	87.3%
Government (1)	87.5%	84.9%	84.7%

Total	82.9%	82.2%	79.6%

(1)	Our Government MBR is the combined MBR of our Medicare and Medicaid businesses.

Refer to our discussion of Commercial, Medicare and Medicaid results below for an explanation of the changes in our MBRs.

Commercial operating results for 2013 reflected an increase in membership from the Coventry acquisition.
Commercial premiums were $3.5 billion higher in 2013 than 2012, primarily from the acquisition of Coventry and higher premium rates in our underlying Commercial Insured business. Commercial premiums were $681 million higher in 2012 than 2011, primarily due to higher Commercial premium rates partially offset by lower Commercial Insured membership in 2012.

Our Commercial MBRs were 80.1%, 81.1% and 77.9% for 2013, 2012 and 2011, respectively. The improvement in our Commercial MBR in 2013 compared to 2012 is primarily due to the impact of increased favorable development of prior-years’ health care cost estimates in 2013. The increase in our Commercial MBR in 2012 compared to 2011 is primarily due to the favorable impact of development of prior-years' health care cost estimates on the 2011 MBR and consideration of our 2011 experience in 2012 pricing. The majority of the development in 2011 resulted from lower than projected paid claims in the first half of 2011 for claims incurred in the latter half of 2010 caused by lower than projected utilization of medical services (“utilization”).

The calculation of Health Care Costs Payable is a critical accounting estimate (refer to “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 23 for additional information).

Medicare operating results for 2013 reflected an increase in membership, primarily from the Coventry acquisition, offset by lower underwriting margins in our underlying business.
Medicare premiums increased approximately $5.1 billion in 2013 compared to 2012 and increased approximately $766 million in 2012 compared to 2011. The increase in 2013 is primarily due to the addition of Coventry membership as well as membership growth in our underlying business. The 2012 increase is primarily due to membership growth in our Medicare Advantage products and the full-year impact of the addition of Genworth's Medicare Supplement business, which we acquired in October 2011.

Annual Report- Page 9

Our Medicare MBRs were 88.1%, 83.8% and 84.0% for 2013, 2012 and 2011, respectively. The increase in our Medicare MBR in 2013 is primarily due to favorable 2012 experience being reflected in establishing customer premiums upon renewal in 2013 as well as underperformance in two specific Medicare product offerings and the impacts of sequestration on Medicare reimbursement rates. Our Medicare MBR declined slightly in 2012 compared to 2011 as an increase in the proportion of Medicare Supplement business, which has a lower MBR, was mostly offset by more competitive pricing intended to drive improved sales.

Medicaid operating results for 2013 primarily reflected an increase in membership from the Coventry acquisition.
Medicaid premiums increased approximately $2.2 billion in 2013 compared to 2012 due primarily to the addition of Coventry membership as well as the favorable impact of in-state expansions and growth in high acuity populations in our underlying business, partially offset by lower premiums as a result of the sale of our Missouri Medicaid business on March 31, 2013. Medicaid premiums increased approximately $237 million in 2012 compared to 2011 as a result of our in-state expansions, including membership increases in certain high acuity Medicaid contracts with greater per-member premium rates, primarily in Delaware and Illinois, and from our expanded presence in Missouri. These increases more than offset the decline in premium from other membership losses in 2012.

Our Medicaid MBRs were 85.6%, 89.0% and 87.3% for 2013, 2012 and 2011, respectively. The improvement in our 2013 Medicaid MBR compared to 2012 is primarily due to the inclusion of Coventry, which added geographies carrying relatively lower MBRs as well as an increase in favorable development of prior years' health care cost estimates. The increase in our Medicaid MBR in 2012 was primarily a result of higher MBRs in select geographies as well as the termination of a contract in 2011 that carried a relatively lower MBR.

Fees and Other Revenue
Health Care fees and other revenue for 2013 increased $689 million compared to 2012 due primarily to the inclusion of Coventry's service businesses. Health Care fees and other revenue for 2012 increased $132 million compared to 2011 primarily as a result of the full-year impact of the revenues from our 2011 acquisitions.

General and Administrative Expenses
General and administrative expenses increased by approximately $1.6 billion during 2013 compared to 2012 due primarily to the inclusion of Coventry's general and administrative expenses as well as transaction, integration-related and restructuring costs and growth in our underlying business which were partially offset by continued execution of our expense reduction initiatives, including execution on our Coventry-related cost synergies. General and administrative expenses increased $76 million during 2012 compared to 2011 due primarily to the full year impact of operating expenses associated with our 2011 acquisitions and incremental investment spending on growth initiatives partially offset by continued execution of our expense reduction initiatives.

Annual Report- Page 10

Membership
Health Care’s membership at December 31, 2013 and 2012 was as follows:

	2013			2012
(Thousands)	Insured	ASC	Total	Insured	ASC	Total
Medical:
Commercial	6,045	12,776	18,821	4,673	11,626	16,299
Medicare	968	—	968	448	—	448
Medicare Supplement	386	—	386	238	—	238
Medicaid	1,216	799	2,015	399	858	1,257
Total Medical Membership	8,615	13,575	22,190	5,758	12,484	18,242

Consumer-Directed Health Plans (1)			3,254			2,550

Dental:
Total Dental Membership	5,472	8,673	14,145	4,939	8,676	13,615

Pharmacy:
Commercial			10,191			8,002
Medicare PDP (stand-alone)			2,166			479
Medicare Advantage PDP			588			203
Medicaid			1,214			107
Total Pharmacy Benefit Management Services			14,159			8,791

(1)	Represents members in consumer-directed health plans who also are included in Commercial medical membership above.

Total medical membership at December 31, 2013 increased compared to December 31, 2012, reflecting an increase of approximately 3.8 million medical members from the acquisition of Coventry as well as growth in our underlying Medicare businesses, partially offset by reductions in our underlying Commercial Insured business.

Total dental membership at December 31, 2013 increased compared to December 31, 2012 primarily reflecting an increase of 867 thousand members from the acquisition of Coventry which was partially offset by lapsed customers that exceeded new sales in our underlying Commercial Insured and ASC businesses.

Total pharmacy benefit management services membership increased at December 31, 2013 compared to December 31, 2012 primarily reflecting an increase of 4.1 million members from the acquisition of Coventry as well as growth across all lines of our underlying business, primarily our Commercial ASC and Medicaid businesses.

GROUP INSURANCE

Group Insurance primarily includes group life insurance and group disability products. Group life insurance products are offered on an Insured basis and include basic and supplemental group term life, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage.  Group disability products primarily consist of short-term and long-term disability products (and products which combine both), which are offered to employers on both an Insured and an ASC basis, and absence management services offered to employers, which include short-term and long-term disability administration and leave management. Group Insurance also includes long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities.  We no longer solicit or accept new long-term care customers.

Annual Report- Page 11

Operating Summary

(Millions)	2013	2012	2011
Premiums:
Life	$1,150.6	$1,066.8	$1,034.4
Disability	742.4	623.6	534.5
Long-term care	44.9	45.9	45.9
Total premiums	1,937.9	1,736.3	1,614.8
Fees and other revenue	115.4	105.7	100.4
Net investment income	286.6	282.8	267.0
Net realized capital gains	1.3	22.7	44.4
Total revenue	2,341.2	2,147.5	2,026.6
Current and future benefits	1,811.2	1,532.6	1,413.4
Operating expenses:
Selling expenses	105.8	89.8	77.2
General and administrative expenses	301.7	280.5	275.6
Reversal of allowance on reinsurance recoverable	(42.2)	—	—
Total operating expenses	365.3	370.3	352.8
Amortization of other acquired intangible assets	4.4	4.4	5.0
Total benefits and expenses	2,180.9	1,907.3	1,771.2
Income before income taxes	160.3	240.2	255.4
Income taxes	32.3	62.3	72.6
Net income including non-controlling interests	128.0	177.9	182.8
Less: Net income attributable to non-controlling interests	2.8	1.6	1.0
Net income attributable to Aetna	$125.2	$176.3	$181.8

The table presented below reconciles net income attributable to Aetna to operating earnings (1):

(Millions)	2013	2012	2011
Net income attributable to Aetna	$125.2	$176.3	$181.8
Net realized capital gains, net of tax	(.8)	(14.8)	(28.8)
Charge for changes in life insurance claim payment practices, net of tax	35.7	—	—
Reversal of allowance and gain on sale of reinsurance recoverable, net of tax	(32.1)	—	—
Operating earnings	$128.0	$161.5	$153.0

(1)
In addition to net realized capital gains, the following items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
In the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax) as a result of changes during the fourth quarter of 2013 in our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations. Refer to Note 18 of Notes to Consolidated Financial Statements beginning on page 130 for additional information on the increase in our estimated liability for life claim payment practices.

•
In 2008, as a result of the liquidation proceedings of Lehman Re Ltd. (“Lehman Re”), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax). This reinsurance was placed in 1999 and was on a closed book of paid-up group whole life insurance business. In 2013, we sold our claim against Lehman Re to an unrelated third party (including the reinsurance recoverable) and terminated the reinsurance arrangement. Upon the sale of the claim and termination of the arrangement, we released the related allowance thereby reducing other general and administrative expenses by $27.4 million ($42.2 million pretax) and recognized a $4.7 million ($7.2 million pretax) gain on the sale in fees and other revenue.

Annual Report- Page 12

Operating earnings for 2013 declined by $33.5 million compared to 2012, primarily reflecting lower underwriting margins (calculated as premiums less current and future benefits) in our group life insurance products due to higher claim incidence, partially offset by higher underwriting margins in our disability products. Operating earnings for 2012 increased $9 million compared to 2011, primarily due to higher revenues largely from higher net investment income related to the receipt of mortgage loan and bond prepayment fees and other investments, which more than offset the pressure on yields from the current low interest rate environment.

Our group benefit ratios, which represent current and future benefits divided by premiums, were 93.5% for 2013, 88.3% for 2012, and 87.5% for 2011. The increase in our group benefit ratio in 2013 is primarily due to the fourth quarter 2013 charge related to changes in our life insurance claim payment practices (including related escheatment practices) and lower underwriting margins in our group life insurance products from higher claim incidence, partially offset by higher underwriting margins in our disability products.

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2013	2012	2011
Premiums	$140.0	$165.7	$161.0
Group annuity contract conversion premium (1)	99.0	941.4	—
Net investment income	320.4	329.0	327.8
Other revenue	9.6	10.9	11.0
Net realized capital (losses) gains	(12.8)	(.5)	1.6
Total revenue	556.2	1,446.5	501.4
Current and future benefits	440.2	477.5	464.3
Benefit expense on group annuity contract conversion (1)	99.0	941.4	—
General and administrative expenses	12.4	12.6	14.3
Reduction of reserve for anticipated future losses on discontinued products	(86.0)	—	—
Total benefits and expenses	465.6	1,431.5	478.6
Income before income taxes	90.6	15.0	22.8
Income taxes (benefits)	21.8	(2.4)	1.0
Net income attributable to Aetna	$68.8	$17.4	$21.8

(1)
In 2013 and 2012, pursuant to contractual rights exercised by contract holders, certain existing group annuity contracts were converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million and $941.4 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million and $941.4 million non-cash benefit expense on group annuity conversion for these contracts during 2013 and 2012, respectively.

Annual Report- Page 13

The table presented below reconciles net income attributable to Aetna to operating earnings:

(Millions)	2013	2012	2011
Net income attributable to Aetna	$68.8	$17.4	$21.8
Net realized capital losses (gains), net of tax	8.3	.4	(1.1)
Reduction of reserve for anticipated future losses on discontinued products, net of tax (1)	(55.9)	—	—
Operating earnings	$21.2	$17.8	$20.7

(1)
In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. In 2013, we reduced the reserve for anticipated future losses on discontinued products by $55.9 million ($86.0 million pretax). We believe excluding any changes in the reserve for anticipated future losses on discontinued products from operating earnings provides more useful information as to our continuing products and is consistent with the treatment of the operating results of these discontinued products, which are credited or charged to the reserve and do not affect our operating results. Refer to Note 20 of Notes to Consolidated Financial Statements beginning on page 137 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

Discontinued Products
Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs); so we established a reserve for anticipated future losses at the time of discontinuance.  As of December 31, 2013, our remaining GIC liability was not material. We provide additional information on the reserve for anticipated future losses, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 137.

The operating summary for Large Case Pensions above includes revenues and expenses related to our discontinued products, with the exception of net realized capital gains and losses which are recorded as part of current and future benefits.  Since we established a reserve for anticipated future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the results of our discontinued products are applied against the reserve and do not impact net income attributable to Aetna for Large Case Pensions. If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income attributable to Aetna.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income attributable to Aetna.  In those cases, we disclose such adjustment separately in the operating summary.  Management reviews the adequacy of the discontinued products reserve quarterly. As a result of this review, $55.9 million ($86.0 million pretax) of the reserve was released in the year ended December 31, 2013. This reserve release was primarily due to favorable investment performance as well as favorable retirement experience compared to assumptions we previously made in estimating the reserve.  The current reserve reflects management's best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

The activity in the reserve for anticipated future losses on discontinued products for the last three years (pretax) was:

(Millions)	2013	2012	2011
Reserve, beginning of period	$978.5	$896.3	$884.8
Operating income (loss)	1.0	(2.0)	(16.9)
Net realized capital gains	86.0	84.2	28.4
Reduction of reserve for anticipated future losses on discontinued products	(86.0)	—	—
Reserve, end of period	$979.5	$978.5	$896.3

Annual Report- Page 14

In 2013, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of other investments and from the sale of debt and equity securities. In 2012, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from other investments. In 2011, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions. In addition, during 2012 and 2011, our discontinued products also reflected operating losses.

We review the adequacy of the discontinued products reserve quarterly and, as a result, the reserve at December 31, 2013 reflects our best estimate of anticipated future losses. We evaluated these results against expectations of future cash flows assumed in estimating this reserve and do not believe an adjustment to this reserve was required at December 31, 2013, 2012 or 2011.

INVESTMENTS

At December 31, 2013 and 2012 our investment portfolio consisted of the following:

(Millions)	2013	2012
Debt and equity securities available for sale	$19,730.4	$18,827.8
Mortgage loans	1,549.6	1,643.6
Other investments	1,718.8	1,448.7
Total investments	$22,998.8	$21,920.1

Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results.  Our investment portfolio supported the following products at December 31, 2013 and 2012:

(Millions)	2013	2012
Experience-rated products	$1,458.1	$1,660.3
Discontinued products	3,443.5	3,675.5
Remaining products	18,097.2	16,584.3
Total investments	$22,998.8	$21,920.1

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

(Millions)	2013	2012	2011
Scheduled contract maturities and benefit payments (1)	$237.1	$236.2	$245.1
Contract holder withdrawals other than scheduled contract
maturities and benefit payments	35.4	4.7	31.1
Participant-directed withdrawals (2)	4.0	2.3	3.9

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)
Approximately $556.9 million, $569.1 million and $549.3 million at December 31, 2013, 2012 and 2011, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $77.9 million, $84.8 million and $94.4 million at December 31, 2013, 2012 and 2011, respectively, of experience-rated pension contracts supported by our general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Annual Report- Page 15

Debt and Equity Securities
The debt securities in our investment portfolio had an average credit quality rating of A at both December 31, 2013 and 2012, with approximately $4.5 billion and $4.6 billion at December 31, 2013 and 2012, respectively, rated AAA.  The debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) were $1.2 billion and $1.1 billion at December 31, 2013 and 2012, respectively (of which 17% and 19% at December 31, 2013 and 2012, respectively, supported our experience-rated and discontinued products).

At December 31, 2013 and 2012, we held approximately $747 million and $694 million, respectively, of municipal debt securities that were guaranteed by third parties, representing approximately 3% of our total investments at each date.  These securities had an average credit quality rating of A and A+ at December 31, 2013 and 2012, respectively, with and without the guarantee.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

At both December 31, 2013 and 2012, approximately 1% of our investment portfolio was comprised of investments that were either European sovereign, agency, or local government debt or European corporate issuers of countries which, in our judgment based on an analysis of market-yields, are experiencing economic, fiscal or political strains such that the likelihood of default may be higher than if those factors did not exist.

We classify our debt and equity securities as available for sale, and carry them at fair value on our balance sheet.  Approximately 1% of our debt and equity securities at both December 31, 2013 and 2012 were valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP).  Refer to Note 10 of Notes to Consolidated Financial Statements beginning on page 107 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

At December 31, 2013 and 2012, our debt and equity securities had net unrealized capital gains of $756 million and $1.9 billion, respectively, of which $231 million and $540 million, respectively, related to our experience-rated and discontinued products.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 100 for details of gross unrealized capital gains and losses by major security type, as well as details on our debt securities with unrealized capital losses at December 31, 2013 and 2012.  We regularly review our debt securities to determine if a decline in fair value below the carrying value is other-than-temporary.  If we determine a decline in fair value is other-than-temporary, we will write down the carrying value of the security.  The amount of the credit-related impairment is included in our operating results, and the non-credit component is included in other comprehensive income unless we intend to sell the security or it is more likely than not that we will be required to sell the debt security prior to its anticipated recovery.  Accounting for other-than-temporary impairment (“OTTI”) of our debt securities is considered a critical accounting estimate. Refer to “Critical Accounting Estimates - Other-Than-Temporary Impairment of Debt Securities” on page 28 for additional information.

Net Realized Capital Gains and Losses
Net realized capital losses were $9 million in 2013. Net realized capital gains were $109 million in 2012 and $168 million in 2011. The net realized capital losses in 2013 were primarily attributable to yield-related OTTI on debt securities, primarily on U.S. Treasury securities that we had the intent to sell, partially offset by gains from the sales of debt securities. The net realized capital gains in 2012 and 2011 were primarily attributable to the sale of debt securities partially offset by losses on derivative transactions.

In 2013, we recognized yield-related OTTI losses of $33 million related to our debt securities that we had the intent to sell. Yield-related OTTI losses were not significant in 2012 or 2011. In addition, we had no individually material realized capital losses on debt or equity securities that impacted our operating results in 2013, 2012 or 2011.

Annual Report- Page 16

Mortgage Loans
Our mortgage loan portfolio (which is collateralized by commercial real estate) represented approximately 7% of our total invested assets at both December 31, 2013 and 2012.  There were no material impairment reserves on these loans at December 31, 2013 or 2012.  Refer to Note 8 of Notes to Consolidated Financial Statements on page 100 for additional information on our mortgage loan portfolio.

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities when appropriate.  We manage credit risk by seeking to maintain high average credit quality ratings and diversified sector exposure within our debt securities portfolio.  In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads.  Our use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, forward contracts, futures contracts, warrants, put options and credit default swaps.  These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, we expect these instruments to reduce overall risk.

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

On a quarterly basis, we review the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, operating results and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. Interest rate changes (whether resulting from changes in Treasury yields or credit spreads or other factors) represent the most material risk exposure category for us.  During 2013, we acquired Coventry which held approximately $2.2 billion of interest-sensitive investments and had $1.8 billion of outstanding long-term debt. Although the acquisition has increased our total exposure to changes in interest rates, we do not believe there has been a material change to the composition of these market risks as a result of the acquisition. We have estimated the impact on the fair value of our market sensitive instruments based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 15% in prices for domestic equity securities.

Assuming an immediate 100 basis point increase in interest rates and immediate decrease of 15% in the prices for domestic equity securities, the theoretical decline in the fair values of our market sensitive instruments at December 31, 2013 is as follows:

•
The fair value of our long-term debt would decline by approximately $404 million ($621 million pretax). Changes in the fair value of our long-term debt do not impact our financial position or operating results.

•
The theoretical reduction in the fair value of our investment securities partially offset by the theoretical reduction in the fair value of interest rate sensitive liabilities would result in a net decline in fair value of approximately $226 million ($347 million pretax) related to our non-experience-rated products. Reductions in the fair value of our investment securities would be reflected as an unrealized loss in equity, as we classify these securities as available for sale. We do not record our liabilities at fair value.

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, operating results or cash flows as of December 31, 2013.

Annual Report- Page 17

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
We meet our operating cash requirements by maintaining liquidity in our investment portfolio, using overall cash flows from premiums, fees and other revenue, deposits and income received on investments, and issuing commercial paper from time to time.  We monitor the duration of our investment portfolio of highly marketable debt securities and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities.  Overall cash flows are used primarily for claim and benefit payments, operating expenses, share and debt repurchases, acquisitions, contract withdrawals and shareholder dividends.  We have committed short-term borrowing capacity of $2.0 billion through a revolving credit facility agreement that expires in March 2018.

Presented below is a condensed statement of cash flows for each of the last three years. On May 7, 2013, we completed the acquisition of Coventry, which is reflected in our cash flows for 2013.  We present net cash flows used for operating activities and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 81 for additional information.

(Millions)	2013	2012	2011
Cash flows from operating activities
Health Care and Group Insurance	$2,625.0	$2,054.7	$2,750.2
Large Case Pensions	(346.3)	(229.8)	(239.1)
Net cash provided by operating activities	2,278.7	1,824.9	2,511.1
Cash flows from investing activities
Health Care and Group Insurance	(2,261.4)	(477.7)	(2,222.3)
Large Case Pensions	341.6	246.4	342.1
Net cash used for investing activities	(1,919.8)	(231.3)	(1,880.2)
Net cash (used for) provided by financing activities	(1,525.8)	305.9	(1,818.8)
Net (decrease) increase in cash and cash equivalents	$(1,166.9)	$1,899.5	$(1,187.9)

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.6 billion in 2013, $2.1 billion in 2012 and $2.8 billion in 2011. The increase during 2013 compared to 2012 is primarily attributable to the inclusion of results from the Coventry acquisition, proceeds from the termination of a reinsurance arrangement with Lehman Re and sale of the related claim, as well as lower benefit payments under our 2011 voluntary early retirement program, offset somewhat by transaction, integration-related and restructuring costs associated with the Coventry acquisition (refer to Note 17 of the Notes to Consolidated Financial Statements on page 129 for more information on the Lehman Re reinsurance arrangement). The decrease in 2012 compared to 2011 is primarily attributable to lower net income attributable to Aetna in 2012 as well as benefit payments in 2012 for our voluntary early retirement program that we implemented in 2011 and minimum MLR rebate payments in 2012 related to 2011 experience.

Cash flows used for investing activities were approximately $1.9 billion, $231.3 million and $1.9 billion for 2013, 2012 and 2011, respectively.  The increase in cash used for 2013 compared to 2012 is primarily attributable to cash used to fund the Coventry acquisition, net of the cash acquired in connection with the acquisition, partially offset by an increase in net proceeds from sales and maturities of investments. Cash flows used for investing activities decreased in 2012 compared to 2011 reflecting reduced cash used for acquisitions. Refer to Note 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 91 and 99, respectively, for additional information.

Annual Report- Page 18

Cash flows used for financing activities in 2013 primarily reflected share repurchases and dividend payments. Cash flows provided by financing activities in 2012 primarily reflect an aggregate $2.7 billion of cash provided by our November 2012 long-term debt financing for the acquisition of Coventry as well as our May 2012 long-term debt financing, partially offset by share repurchases, repayments of long-term and short-term debt and dividend payments. Refer to Note 14 of Notes to Consolidated Financial Statements on page 126 for additional information about debt issuance and repayments.

During the last three years, we repurchased our common stock under various repurchase programs authorized by our Board. In 2013, 2012 and 2011, we repurchased approximately 23 million, 32 million and 45 million shares of common stock, respectively, at a cost of approximately $1.4 billion in both 2013 and 2012 and $1.8 billion in 2011. At December 31, 2013, the capacity remaining under our Board-approved share repurchase program was approximately $597 million. Refer to Note 15 of the Notes to Consolidated Financial Statements on page 128 for more information on our share repurchases.

Long-Term Debt
As discussed in Note 3 beginning on page 91, our total long-term debt outstanding increased by $1.8 billion as a result of the acquisition of Coventry, which includes a $216.6 million increase to adjust the Coventry long-term debt to its estimated fair value at the Effective Date. In addition, on February 7, 2014, we issued a notice of redemption for $750 million aggregate principal amount of our 6.0% Senior Notes due 2016, which we expect to refinance with additional indebtedness.

In November 2012, we issued $500 million of 1.50% senior notes due 2017, $1.0 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042 (collectively, the “2012 Coventry-related senior notes”) to partially fund the Coventry acquisition. In the period from August 2012 through October 2012, prior to issuing the 2012 Coventry-related senior notes, we entered into 16 interest rate swaps with an aggregate notional value of $2.0 billion and designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt. We terminated the swaps prior to issuing the 2012 Coventry-related senior notes and paid an aggregate of $4.8 million to the swap counterparties upon termination of the swaps. The related $4.8 million pretax loss is recorded in accumulated other comprehensive loss net of tax and is being amortized as an increase to interest expense over the first 10, 20 and 60 semi-annual interest payments associated with the respective 2012 Coventry-related senior notes.

In May 2012, we issued $250 million of 1.75% senior notes due in 2017 and $500 million of 4.5% senior notes due in 2042 (collectively, the “2012 Senior Notes”), which provided us with cash proceeds of $720.4 million after underwriting fees and other offering expenses and being issued at a discount. Prior to issuing the 2012 Senior Notes, we terminated two interest rate swaps related to the forecasted future issuance of fixed-rate debt and paid an aggregate of $7.5 million to the swap counterparties upon that termination, which is being amortized as an increase to interest expense over the first 20 semi-annual interest payments of the $500 million of 4.5% senior notes due in 2042.

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

Annual Report- Page 19

Dividends
Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share. In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle. In December 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per share. In November 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per share. In December 2013, our Board increased our quarterly cash dividend to shareholders to $.225 per share. On February 28, 2014, our Board declared a cash dividend of $.225 per share that will be paid on April 25, 2014 to shareholders of record at the close of business on April 10, 2014. During 2013 and 2012, our Board declared the following cash dividends:

	Dividend Amount	Stockholders of	Date Paid/	Total Dividends
Date Declared	Per Share	Record Date	To be Paid	(Millions)
February 24, 2012	$.175	April 12, 2012	April 27, 2012	$60.8
May 18, 2012	.175	July 12, 2012	July 27, 2012	58.5
September 28, 2012	.175	October 11, 2012	October 26, 2012	58.6
November 30, 2012	.20	January 10, 2013	January 25, 2013	65.5
February 19, 2013	.20	April 11, 2013	April 26, 2013	65.3
May 17, 2013	.20	July 11, 2013	July 26, 2013	74.4
September 27, 2013	.20	October 10, 2013	October 25, 2013	73.5
December 6, 2013	.225	January 16, 2014	January 31, 2014	81.4

Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change.

Revolving Credit Facility
On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Credit Agreement”) with several financial institutions. On September 24, 2012, in connection with the acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment”, and together with the First Amendment and the Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.5 billion. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. On March 27, 2013, the maturity date of the Facility was extended by one year to March 27, 2018.

Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .070% to .150% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .100% at December 31, 2013.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2013.  There were no amounts outstanding under the Facility at any time during the year ended December 31, 2013 or 2012.

Other Liquidity Information
From time to time, we use short-term commercial paper borrowings to address timing differences between cash receipts and disbursements. At December 31, 2013 and 2012, we did not have any commercial paper outstanding. The maximum amount of commercial paper borrowings outstanding during 2013 was $700 million issued to finance a portion of the cash purchase price for the Coventry acquisition.

Annual Report- Page 20

Our debt to capital ratio (calculated as the sum of all short- and long-term debt outstanding (“total debt”) divided by the sum of total Aetna shareholders’ equity plus total debt) was approximately 37% and 38% at December 31, 2013 and 2012, respectively. Our existing ratings and outlooks from the nationally recognized statistical ratings organizations include the consideration of our intention to lower our debt to capital ratio to approximately 35% over the two years following the closing of the Coventry acquisition. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, reinsurance and pledging or selling of assets.

Interest expense was $334 million, $269 million and $247 million for 2013, 2012 and 2011, respectively. The increase in interest expense during 2013 compared to 2012 reflects the inclusion of Coventry's long-term debt on and after the Effective Date as well as higher average long-term debt levels as a result of the 2012 Coventry-related senior notes that were issued in November 2012, partially offset by amortization of the fair value adjustment to Coventry's long-term debt at the Effective Date. The increase in interest expense during 2012 compared to 2011 was due to the higher average long-term debt levels as a result of the issuance of the 2012 Senior Notes in May 2012 and the 2012 Coventry-related senior notes in November 2012.

Refer to Note 14 of Notes to Consolidated Financial Statements on page 126 for additional information on our short-term and long-term debt.

In connection with the Coventry acquisition, we expect to continue to incur material integration-related costs in 2014. Pretax integration-related costs incurred in 2013 and 2012 were $151.3 million and $4.0 million, respectively.

Our current funding strategy for the Aetna Pension Plan is to contribute an amount at least equal to the minimum funding requirement as determined under applicable law with consideration of factors such as the maximum tax deductibility of such amounts. In the fourth quarter of 2011, we elected the 15 year amortization period for funding minimum required contributions which is allowed under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010. During each of 2013, 2012 and 2011, we made voluntary cash contributions of $60 million to the Aetna Pension Plan. We do not have any required contribution to the Aetna Pension Plan in 2014, although we may voluntarily contribute approximately $60 million in 2014.

The Health Care Reform health insurer fee will be imposed on us and paid beginning in 2014. We expect that our share of this fee in 2014 will range from $575 million to $625 million. Refer to “Overview-Health Care Reform” beginning on page 4 for additional information.

Annual Report- Page 21

Contractual Obligations
The following table summarizes certain estimated future obligations by period under our various contractual obligations at December 31, 2013. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2013 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under the Facility or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including our strategic growth initiatives.

(Millions)	2014	2015-2016	2017-2018	Thereafter	Total
Long-term debt obligations, including interest	$756.4	$1,660.2	$2,178.2	$8,043.6	$12,638.4
Operating lease obligations	157.0	207.6	107.8	80.9	553.3
Purchase obligations	277.5	282.7	77.5	1.8	639.5
Other liabilities reflected on our balance sheet: (1)
Future policy benefits (2)	734.4	1,353.9	1,071.8	4,208.2	7,368.3
Unpaid claims (2)	703.2	513.0	347.4	761.1	2,324.7
Policyholders' funds (2) (3)	1,727.3	66.1	56.9	692.0	2,542.3
Other liabilities (4)	3,172.3	298.0	90.1	211.2	3,771.6
Total	$7,528.1	$4,381.5	$3,929.7	$13,998.8	$29,838.1

(1)
Payments of other long-term liabilities exclude Separate Account liabilities of approximately $4.0 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of our business.

(2)
Total payments of future policy benefits, unpaid claims and policyholders' funds include $567.5 million, $38.3 million and $158.8 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3)
Customer funds associated with group life and health contracts of $298.1 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or for refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $74.9 million, before tax, have been excluded from the table above.

(4)	Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

•
Employee-related benefit obligations of $580.7 million, including our non-qualified supplemental pension plan, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include expected benefit payments of $373.3 million over the next ten years for our non-qualified supplemental pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans. At December 31, 2013, the funded status of the qualified pension plan was included in other long-term assets in our consolidated balance sheets. Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 114 for additional information.

•	Deferred gains of $43.4 million which will be recognized in our earnings in the future in accordance with GAAP.

•	Net unrealized capital gains of $217.3 million, before tax, supporting discontinued products.

•
Non-controlling interests supporting our discontinued products of $58.1 million consisting of third party interests in our investment holdings. This amount does not represent future cash payments we will be required to make.

•	Other payables of $52.6 million.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations. Under applicable regulatory requirements, at December 31, 2013, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.

Annual Report- Page 22

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

At December 31, 2013 and 2012, we held investments of approximately $794.2 million and $929.2 million, respectively, related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. These investments are included in the total investments of our Large Case Pensions segment supporting non-experience-rated products. Although these investments are not accounted for as separate account assets, they are legally segregated and are not subject to claims that arise out of our business and only support Aetna's future policy benefits obligations under that group annuity contract. Refer to Notes 2 and 19 of Notes to Consolidated Financial Statements beginning on pages 83 and 135, respectively, for additional information.

Off-Balance Sheet Arrangements
We do not have any guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future operating results, financial condition or cash flows (other than the guarantees described in Note 18 of Notes to Consolidated Financial Statements beginning on page 130 at December 31, 2013). In addition, refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 100 for additional detail of our variable interest entities at December 31, 2013.

Solvency Regulation
The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus (the “RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring an insurer to submit a comprehensive financial plan for increasing its RBC to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2013, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2013, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own RBC standards when they determine a company's rating.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP. The application of GAAP requires management to make estimates and assumptions that affect our consolidated financial statements and related notes. The accounting estimates described below are those we consider critical in preparing our consolidated financial statements. We use information available to us at the time the estimates are made; however, as described below, these estimates could change materially if different information or assumptions were used. Also, these estimates may not ultimately reflect the actual amounts that occur.

Health Care Costs Payable
Approximately 96% and 90% of health care costs payable are estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”) at December 31, 2013 and 2012, respectively. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of

Annual Report- Page 23

IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

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

Our health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2013; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2013 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of Notes to Consolidated Financial Statements on page 98, our prior year estimates of health care costs payable decreased by approximately $449 million, $147 million, and

Annual Report- Page 24

$394 million in 2013, 2012 and 2011, respectively. These reductions were offset by estimated current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable.

During 2013 and 2012 we observed an increase in our completion factors relative to those assumed at the prior year end. After considering the claims paid in 2013 and 2012 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were 70 and 10 basis points higher, respectively, than previously estimated, resulting in a decrease of approximately $117 million and $40 million in 2013 and in 2012, respectively, in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2013. However, based on our historical claim experience, it is reasonably possible that our estimated weighted average completion factor may vary by plus or minus 12 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $113 million pretax.

Also during 2013 and 2012, we observed that our health care cost trend rates for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2013 and 2012 with claim incurred dates for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 5.3% and 3.3%, respectively, lower than previously estimated, resulting in a reduction of approximately $332 million in 2013 and $107 million in 2012 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2013, we increased our assumed health care cost trend rates for the most recent three months by 6% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $262 million pretax.

Health care costs payable as of December 31, 2013 and 2012 consisted of the following products:

(Millions)	2013	2012
Commercial	$2,768.4	$2,298.9
Medicare	1,123.6	465.2
Medicaid	678.3	228.4
Total health care costs payable	$4,570.3	$2,992.5

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

Annual Report- Page 25

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rates for life insurance waiver of premiums and long-term disability reserves at December 31, 2013 were consistent with the rates used at December 31, 2012 and 2011. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus one-half percentage point from year to year. A one-half percentage point decrease in the discount rates selected for both our life insurance waiver of premium and disability reserves would have increased current and future life and disability benefit costs by approximately $39 million pretax for 2013.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member's disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life insurance premium waiver reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than ten percent during the course of a year. A ten percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $58 million pretax for 2013. When establishing our reserves at December 31, 2013, we set our estimates of recovery and mortality rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2013, we held approximately $265 million in reserves for life claims incurred but not yet reported to us.

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

Annual Report- Page 26

Premium Deficiency Reserves on our Health Care and Group Insurance products
We recognize a premium deficiency loss when it is probable that expected future health care costs or expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Health Care or Group Insurance business at December 31, 2013 or 2012.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments resulting in a reduction to this reserve that have increased net income attributable to Aetna. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. In 2013, $86.0 million pretax, of the reserve was released as a result of favorable investment performance as well as favorable retirement experience compared to assumptions we previously made in estimating the reserve. There was no release of this reserve in 2012 or 2011. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income attributable to Aetna. Future adjustments could positively or negatively impact net income attributable to Aetna.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. When we complete an acquisition, we apply the acquisition method of accounting, which among other things, requires the recognition of goodwill (which represents the excess cost of the acquisition over the fair value of net assets acquired and identified intangible assets). Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria are amortized over their useful lives, except for the valuation of business acquired which amortizes in proportion to estimated premiums over the expected life of the acquired contracts, and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results. There were no impairment losses recognized in any of the three years ended December 31, 2013, 2012 or 2011.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension plans (“pension plans”) and other postretirement employee benefit (“OPEB”) plans for our employees and retirees. Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan, although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits. Employees covered by our non-qualified supplemental pension plan stopped accruing benefits effective January 1, 2007, although interest credits continue to be credited on these cash balance accounts.

Major assumptions used in the accounting for our pension plans include the expected return on plan assets, if applicable, and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31, for each year presented). A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets can be found in Note 11 of Notes to Consolidated Financial Statements beginning on page 114.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with an average rating of

Annual Report- Page 27

AA based on ratings from Standard and Poor's and Fitch Ratings, and the equivalent ratings from Moody's Investors Service). We project the benefits expected to be paid from each plan at each point in the future based on each participant's current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations. In 2013, we increased our weighted average discount rate to 4.96% for our pension plans from 4.17% used at the measurement date in 2012. In 2013, we increased our weighted average discount rate on OPEB plans to 4.73% from 3.94% used at the measurement date in 2012. A one-percentage point decrease in the assumed discount rate would decrease our annual pension costs by approximately $1 million after-tax and would have a negligible effect on our annual OPEB costs.

At December 31, 2013, our pension and OPEB plans had aggregate accumulated actuarial losses of $2.0 billion. Accumulated actuarial losses are primarily due to investment losses in 2008 and higher liabilities caused by lower discount rates used to determine the present value of future plan obligations. The accumulated actuarial loss is amortized over the expected life of pension plan participants (estimated to be up to 31 years at December 31, 2013 for the Aetna Pension Plan) and the expected life of OPEB plan participants (estimated to be up to 15 years at December 31, 2013) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2013, $1.3 billion of the actuarial loss was outside of the corridor, which will result in amortization of approximately $31 million after-tax in our 2014 pension and OPEB expense.

The expected return on plan assets and discount rate assumptions discussed above impacted the reported net periodic benefit costs and benefit obligations of our pension and OPEB plans, but did not impact the required contributions to these plans, if any. Minimum funding requirements for the Aetna Pension Plan were met in 2013 and 2012, and we were not required to make cash contributions for either of those years. However, in each of 2013 and 2012, we made voluntary cash contributions of $60 million to the Aetna Pension Plan. Our non-qualified supplemental pension plan and OPEB plans do not have minimum funding requirements.

Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 114 for additional information on our defined benefit pension and other postretirement benefit plans.

Other-Than-Temporary Impairment of Debt Securities
We regularly review our debt securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis or carrying amount of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in our operating results, and the amount of the non-credit related component is included in other comprehensive income, unless we intend to sell the security or it is more likely than not that we will be required to sell the security prior to its anticipated recovery. We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with applicable accounting guidance promulgated by the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission (the “SEC”).

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

Annual Report- Page 28

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

Health Care billings may be subsequently adjusted to reflect enrollment changes due to terminations or other factors. These adjustments are known as retroactivity adjustments. In each period, we estimate the amount of future retroactivity and adjust the recorded revenue accordingly. In each period, we also estimate the amount of uncollectible receivables and establish an allowance for uncollectible amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectible amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectible amounts compared to our estimated levels would have a significant effect on our operating results.

Additionally, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform is recorded net of the estimated minimum MLR rebates for the current calendar year. We estimate the minimum MLR rebates by projecting MLRs for certain markets, as defined by Health Care Reform, for each state in which each of our insurance entities operate. The claims and premiums used in estimating such rebates are modified for certain adjustments allowed by Health Care Reform and include a statistical credibility adjustment for those states with a number of members that is not statistically credible.

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 83, for a discussion of recently issued accounting standards.

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

We must obtain and maintain regulatory approvals to price and market many of our products.  Supervisory agencies, including CMS, and the Center for Consumer Information and Insurance Oversight (“CCIIO”), as well as state health, insurance, managed care and Medicaid departments and state boards of pharmacy have broad authority to take one or more of the following actions:

•	Grant, suspend and revoke our licenses to transact business;

•	Suspend or exclude us from participation in government programs;

Annual Report- Page 29

•	Suspend or limit our authority to market products;

•	Regulate many aspects of the products and services we offer, including the pricing and underwriting of many of our products and services;

•	Audit us and our performance of our contracts;

•	Assess damages, fines and/or penalties;

•	Terminate our contract with the agency;

•	Impose retroactive adjustments to premiums and require us to pay refunds to the government, customers and/or members;

•	Restrict our ability to conduct acquisitions or dispositions;

•	Require us to maintain minimum capital levels in our companies and monitor our solvency and reserve adequacy;

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria; and/or

•
Exclude our plans from participating in Public Exchanges if they are deemed to have a history of “unreasonable” premium rate increases or fail to meet other criteria set by the U.S. Department of Health and Human Services (“HHS”) or the applicable state.

Our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by supervisory agencies as well as state attorneys general and offices of inspector general, the Office of the Inspector General (the “OIG”), the Office of Personnel Management (the “OPM”), HHS, the U.S. Department of the Treasury (“Treasury”), the U.S. Department of Labor (“DOL”), the U.S. Food and Drug Administration (the “FDA”) and other state and federal government authorities.  In addition, from time to time we receive, and expect to continue to receive, subpoenas and other requests for information from CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, the DOL, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (the “FTC”), U.S. attorneys and other state, federal and international governmental authorities regarding, among other things, certain of our business practices.  For example, certain of our Medicare Advantage plans are currently under review for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model. These government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted, and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members or the government, payments under insurance policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the federal false claims act (the “False Claims Act”)), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.

Health Care Reform, enacted in March 2010, has changed and will continue to make broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and we expect will continue to significantly impact our business operations and financial results, including our pricing, our MBRs and the geographies in which our products are available. Health Care Reform presents us with new business opportunities, but also with new financial and regulatory challenges. Since its enactment in 2010, key components of Health Care Reform have been phased in, including required minimum MLRs in commercial products, enhanced premium rate review and disclosure processes, reduced Medicare Advantage payment rates to insurers, and linking Medicare Advantage payments to a plan's CMS quality performance ratings or “star ratings.” The effects of these changes are reflected in our financial results.

While key components of Health Care Reform will continue to be phased in through 2018, the most significant changes during that time will occur in 2014, making 2014 a uniquely challenging year. The components of Health Care Reform that take effect in 2014 include: Public Exchanges, Medicare minimum MLRs, the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and significant new industry-wide fees, assessments and taxes. We are dedicating and will continue to be required to dedicate material resources and incur material expenses during 2014 to implement and comply with Health Care Reform as well as

Annual Report- Page 30

state level health care reform. While the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of Health Care Reform, including aspects of Public Exchanges, Medicaid expansion, enforcement related reporting for the individual and employer mandates, assessments, taxes and fees, reinsurance, risk corridor, risk adjustment and the implementation of Medicare Advantage and Part D minimum MLRs, have not been fully implemented and may require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. The federal government also has announced significant changes to and/or delays in effective dates of various aspects of Health Care Reform, and it is likely that further changes will be made at the federal and/or state level based on implementation experience. As a result, key aspects and impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Federal budget negotiations, the technical problems with the federal health insurance exchange website, ongoing regulatory changes to Health Care Reform (such as the November 2013 action permitting renewal through 2014 of individual insurance policies that do not comply with Health Care Reform), pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform and litigation challenging aspects of the law continue to create uncertainty about the ultimate impact of Health Care Reform. In addition, the federal and state governments continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have impacted or could materially impact various aspects of the health care system. We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of the health care system or Health Care Reform or the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

The expansion of health care coverage contemplated by Health Care Reform will be funded in part by significant fees, assessments and taxes on us and other health insurers, health plans and other market participants and individuals beginning in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources. Many of the provisions of Health Care Reform became effective prior to December 31, 2013. While not all-inclusive, the following are some of the key provisions of Health Care Reform (assuming it continues to be implemented in its current form) that become effective on or after January 1, 2014. We continue to evaluate these provisions and the related regulations and regulatory guidance to determine the impact that they will have on our business operations and financial results:

•	The application of “essential health benefits” requirements to individual and small group customers in 2014.

•
Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called “donut hole”) which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2020.

•
Required minimum MLRs for Medicare Advantage and Medicare Part D plans of 85% beginning with the 2014 contract year, with rebates for amounts under the minimum MLR and contract penalties for ongoing failure to achieve minimum MLRs. Health Care Reform's minimum MLR requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

•
Freezing 2011 Medicare Advantage payment rates for payments to us at 2010 levels, with additional reductions (we and other plans will ultimately receive a range of 95% of Medicare fee-for-service rates in high cost areas to 115% of Medicare fee-for-service rates in low cost areas) over a two- to six-year period which began in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan's CMS quality performance ratings or “star ratings.” These payment reductions and/or if we are unable to achieve and maintain acceptable star ratings could have a material adverse effect on our Medicare business and/or the geographies in which our Medicare products are available.

•
The imposition on us and other health insurers, health plans and other market participants of significant fees, assessments and taxes, including an annual non-deductible industry-wide $8 billion health insurer fee beginning in 2014 and growing to $14.3 billion by 2018 and increasing annually thereafter, and industry-

Annual Report- Page 31

wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively. We project that our share of the 2014 Health Care Reform fees, assessments and taxes will be approximately $1 billion, and that our expense for the health insurer fee in 2014 will range from $575 million to $625 million. The health insurer fee will be first paid and expensed in 2014 and the reinsurance assessment will first be expensed in 2014 and paid in 2015; however because our insurance policies are annual, related premium increases resulting from this fee and this assessment for 2013 policies that have coverage into 2014 increased the amount of premium recognized in 2013. We may not be able to recover these fees, assessments and taxes in our pricing or otherwise solve for them. In addition, our effective income tax rate will increase significantly in 2014 as a result of the non-deductibility of the health insurer fee.

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

•
Public Exchanges for the individual and small group markets, which became operational in 2014, with enrollment processes that commenced in October 2013. In 2013, HHS and other federal agencies issued several major proposed and certain final regulations governing Public Exchanges, including the implementation of state and federal reinsurance, risk adjustment and risk corridor programs designed to mitigate adverse selection and provide premium rate stability in individual and small group Public Exchanges. These regulations are likely to be supplemented or amended over time, based in part on implementation experience in 2014 and beyond. For 2014 for the individual market, 26 states permitted HHS to manage federally-facilitated Public Exchanges in their states, 16 states established state-run Public Exchanges, and 6 states undertook hybrid federal/state “partnership” Public Exchanges. We have elected to participate in certain Public Exchanges for 2014. Our future participation in Public Exchanges will depend on a variety of factors that cannot be predicted with certainty, including the ability of Public Exchanges to attract and maintain a viable risk pool and our ability to price or otherwise be compensated for the risk we assume.

•	Expansion of eligibility for state-based Medicaid coverage beginning in 2014, subject to each state's ability to opt out.

•	Establishment of an individual mandate and federal assistance to purchase health coverage for individuals beginning in 2014.

•
Establishment of employer penalties for certain large employers whose plans do not provide “minimum value” or are “unaffordable” and detailed public reporting and disclosure requirements for health plans, with enforcement of each of these penalties beginning in 2015.

•	A non-deductible 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2018.

Health Care Reform also specifies minimum MLRs for our Commercial Insured products, specifies required benefit designs, limits individual and small group rating practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premium rates.  This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today.  Health Care Reform will require us to phase out many of our current limited benefit product offerings no later than 2014, and the application of minimum MLR standards to both our limited benefit and student health products may have an adverse effect on our ability to sell these products in the future.

In addition, certain provisions of Health Care Reform tie Medicare Advantage plans' premiums to the achievement of favorable CMS quality performance measures (“star ratings”). In 2013 and 2014, Medicare Advantage plans with an overall star rating of three or more stars (out of five stars) are eligible for a quality bonus in their basic

Annual Report- Page 32

premium rates. Beginning in 2015, only Medicare Advantage plans with an overall star rating of four or more stars will be eligible for a quality bonus. As a result, our Medicare Advantage plans' operating results from 2013 forward are likely to be significantly determined by their star ratings. For additional information on CMS's stars program and our related performance, see “Medicare” beginning on page 38.

For additional discussion of certain risk factors that may cause our actual results to differ from currently anticipated results in connection with federal and state health care reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 46.

Health Care Reform significantly alters the federal structure that shapes the state regulation of health insurance, and requires states to significantly amend numerous existing statutes and regulations. Under Health Care Reform, most states have adopted premium rate review requirements (ranging from new or enhanced filing requirements to prior approval requirements).

In 2013, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as Public Exchange design and implementation, and premium rate review laws were expanded in a number of states. At the state level, over three-quarters of U.S. states and the District of Columbia will hold regular legislative sessions in 2014. We expect additional state level legislation and regulatory activity that impacts our businesses to be enacted in 2014, including additional Health Care Reform-related and premium rate review activity. We also expect state legislatures to continue to focus on the impact of Health Care Reform and state budget deficits in 2014.  In addition, independent of federal efforts, we expect many states to continue to consider legislation or regulations to impose requirements on the composition of our provider networks, extend coverage to the uninsured through Medicaid expansion, mandate minimum MLRs, expand the maximum size of “small group” business to larger groups, implement rating reforms, enhance consumer transparency on cost and quality of care and mandate specific benefit coverages.  For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards or procedures for reviewing proposed premium rate changes; requiring us and other health plans to price prospectively to specified minimum medical loss ratios and demonstrate that pricing in rate filings; and imposing taxes on insurers and other health plans to finance Public Exchanges, Medicaid and other state programs. In addition, we requested significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and expect to continue to request significant increases in those rates for 2015 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risks of adverse public and regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed.

We cannot predict what provisions legislation or regulation will contain in any state or what effect legislation or regulation will have on our business operations or financial results, but the effect could be materially adverse.

Health Care Regulation

General
Federal, state, local and foreign governments have adopted comprehensive laws and regulations that govern our business activities in various ways.  These laws and regulations, including Health Care Reform, restrict how we conduct our business and result in additional burdens and costs to us.

In addition to the expanded regulation created by Health Care Reform discussed above, significant areas of governmental regulation include premium rates and rating methodologies, underwriting rules and procedures, required benefits, sales and marketing activities, health care provider rates of payment, restrictions on health plans' ability to limit providers' participation in their networks and/or remove providers from their networks, pharmacy and pharmacy benefit management operations and financial condition (including reserves and minimum capital or risk based capital requirements). These laws and regulations are different in each jurisdiction.

Annual Report- Page 33

Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business.  In addition, health insurers and HMOs are subject to state examination and periodic license renewal.  Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval.  In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related licensure requirements and regulations.  These licensure requirements and regulations differ from state to state, but may contain health care provider network, contracting, product and rate, financial and reporting requirements.  There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information, payment for covered benefits and services and escheatment of funds to states.  Our pharmacy benefit management (“PBM”) services suppliers, including CVS Caremark, also are subject to extensive federal and state regulation, including many of the items described above.

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals.  Beginning in 2014, as a result of Health Care Reform, health insurers cannot vary small group or individual premium rates based on individual members' characteristics except for geography and limited variation for age and tobacco use. By 2016, as a result of Health Care Reform, the small group rating category will be expanded to cover groups of up to 100 employees. States can choose to implement these changes prior to 2016. Pricing and underwriting laws and regulations vary by state.  In general, they apply to certain customer segments and limit our ability to set prices for new or renewal business, or both, based on specific characteristics of the group or the group's prior claim experience.  In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing.  Many of these laws and regulations also limit the differentials in premium rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics.  They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal premium rates and limit the ability of a carrier to terminate coverage of an employer group.

Health Care Reform expanded the premium rate review process by, among other things, requiring our rates to be reviewed for “reasonableness” at either the state or the federal level. HHS established a federal premium rate review process that generally applies to proposed premium rate increases equal to or exceeding 10% (or a state specified threshold). HHS's rate review process imposes additional public disclosure requirements as well as additional review on filings requesting premium rate increases equal to or exceeding this “reasonableness” threshold. These combined state and federal review requirements may prevent, further delay or otherwise affect our ability to price for the risk we assume, which could adversely affect us particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

Health Care Reform also specifies minimum MLRs of 85% for the large group commercial market, 80% for the individual and small group commercial markets and, beginning in 2014, 85% for Medicare Advantage and Medicare Part D plans.  Because Health Care Reform is structured as a “floor” for many of its requirements, states have the latitude to enact more stringent rules governing its various restrictions.  States may adopt higher minimum MLR requirements, use more stringent definitions of “medical loss ratio,” incorporate minimum MLR requirements into prospective premium rate filings, require prior approval of premium rates, or impose other requirements related to minimum MLR.  For example, Texas has expanded from 50 to 100 the maximum size of “small groups” that are subject to its minimum MLR requirements, and New York, New Jersey and California all have established state-specific minimum MLR requirements. State-specific minimum MLR requirements and similar actions further limit the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

The premium rate approval process may further restrict our ability to price for the risk we assume, and the application of minimum MLR thresholds limits the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing. Each of these outcomes could

Annual Report- Page 34

adversely affect our ability to operate our business profitably in certain product lines and geographies we serve today, particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

In addition, we requested significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and expect to continue to request significant increases in those rates for 2015 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risks of adverse public and regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

In addition to Health Care Reform requirements, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) generally requires insurers and other carriers that cover small employer groups in any market to cover any small employer group.  HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals.  The law further limits exclusions based on pre-existing conditions for individuals covered under group insurance policies to the extent the individuals had prior creditable coverage within a specified time frame.  Like Health Care Reform, HIPAA is structured as a “floor” requirement, allowing states latitude to enact more stringent rules governing each of these restrictions.  For example, certain states have modified HIPAA's definition of a small group (2-50 employees) to include groups of one employee.

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

HIPAA Administrative Simplification, GLBA and Other Privacy, Security and Confidentiality Requirements
Federal, state and international privacy and security requirements change periodically because of legislation, regulations and judicial or administrative interpretation. The regulations under the administrative simplification provisions of HIPAA, as further modified by the American Recovery and Reinvestment Act of 2009 (“ARRA”) and Health Care Reform, also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors.

HIPAA's administrative simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically (“Covered Entities”).  Regulations adopted to implement administrative simplification also require that “business associates” acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards.  The administrative simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Under administrative simplification, HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and health care providers.  The federal government has mandated that by October 2014 the health and related benefits industry, including health insurers, health care providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions, known as ICD-10. Implementing ICD-10 will continue to require substantial investments from the health and related benefits industry, including us.  We currently estimate that our ICD-10 project expenses will be between $20 million and $30 million during 2014.

The HIPAA privacy regulations adopted by HHS establish limits on the use and disclosure of medical records and other individually identifiable health information (protected health information or “PHI”) by Covered Entities.  Further, ARRA requires us and other Covered Entities to report unauthorized releases of, use of, or access

Annual Report- Page 35

to PHI to any impacted individuals and to HHS and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI.  Business associates (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) must also comply with certain HIPAA provisions.  In addition, ARRA establishes greater civil and criminal penalties for Covered Entities and business associates who fail to comply with HIPAA's provisions and gives new enforcement rights to state attorneys general.  In January 2013, HHS issued final rules, effective in March 2013, revising HIPAA's privacy and security rules, changing the HIPAA enforcement rule and modifying the data breach reporting requirements. Additional regulations under HIPAA remain pending. We will continue to assess the impact of these regulations on our business as they are issued.

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

The HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used. States also have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party.  The GLBA regulations apply to health, life and disability insurance.  Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.

Other Legislative Initiatives and Regulatory Initiatives
In addition to the Health Care Reform, HIPAA and ARRA measures discussed above, the U.S. federal and state governments, as well as governments in other countries where we do business, continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system.  For example:

•
Under the Budget Control Act of 2011 (the “BCA”) and the American Taxpayer Relief Act of 2012 (the “ATRA”) automatic across-the-board budget cuts (also known as “sequestration”) began in March 2013, including Medicare spending cuts of not more than 2% of total program costs per year through 2024. In addition, CMS's Medicare Advantage and prescription drug program (“PDP”) premium rates for 2014 reflect a material reduction in 2014 premiums compared to 2013 for Medicare Advantage and PDP plans which is in addition to the challenge we face from the impact of the industry-wide health insurer fee that became effective January 1, 2014. CMS's 2014 and proposed 2015 rates represent a meaningful revenue and operating results challenge for us. Significant uncertainty remains as to whether and how the Congress will proceed with actions that create additional federal revenue and/or with entitlement reform. We cannot predict future Medicare funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues and operating results.

•
A number of states have enacted or introduced legislation or regulations requiring life insurers to take additional steps to identify unreported deceased policyholders and make other changes to their claim payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 45.

Annual Report- Page 36

Other significant legislative and/or regulatory measures which are or recently have been under consideration include the following:

•
Amending or supplementing the Employee Retirement Income Security Act of 1974 (“ERISA”) to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.

•
Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers.  These assessments may include assessments for insolvency, uninsured or high-risk pools, uncompensated care, Medicaid funding or defraying health care provider medical malpractice insurance costs.

•	Reducing federal and/or state government funding of government-sponsored health programs in which we participate, including Medicare and Medicaid programs.

•	Restricting or mandating health plan or life insurer claim processing, review, payment and/or related procedures.

•	Extending malpractice and other liability exposure for decisions made by health plans.

•	Mandating coverage for additional conditions and/or specified procedures, drugs or devices (for example, experimental pharmaceuticals).

•	Restricting our ability to limit providers' participation in our networks and/or remove providers from our networks (including in our Medicare, Public Exchange and other Commercial products).

•	Regulating e-connectivity.

•	Mandating or regulating the disclosure of health care provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of health care provider outcome and/or efficiency information.

•	Imposing substantial penalties for our failure to pay claims within specified time periods.

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

•	Creating, extending the life of or expanding state-sponsored health benefit purchasing risk pools, in which we may be required to participate.

•	Restricting the ability of health plans to establish member financial responsibility.

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

Our business also may be affected by other legislation and regulations.  The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) was signed into law in July 2010.  The Financial Reform Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal

Annual Report- Page 37

compliance programs, reduces the burden of proof under the Foreign Corrupt Practices Act of 1977 (the “FCPA”) and creates a Federal Insurance Office (“FIO”) within the Treasury, with powers that include information-gathering and subpoena authority.  Although the FIO does not have authority over health insurance, it may have authority over other parts of our business, primarily life insurance. In December 2013, the FIO released a Financial Reform Act mandated report to Congress on how to modernize and improve the system of insurance regulation in the United States. The report includes recommendations for reforms to the existing state-based regulatory regime as well as proposed elements of additional federal involvement in insurance regulation. We cannot predict whether future legislative or regulatory action will result from this report.

Health savings accounts, health reimbursement arrangements and flexible spending accounts are also regulated by the Treasury and the Internal Revenue Service (the “IRS”).

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability.  Among other issues, federal and state courts continue to consider cases addressing group and individual life insurance payment practices and the pre-emptive effect of ERISA on state laws.  In general, changes to our life insurance payment practices have the effect of reducing our Group Insurance operating earnings and limitations to ERISA pre-emption have the effect of limiting product flexibility and increasing our costs and/or liability exposures.  The legislative and regulatory initiatives discussed above include federal proposals to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, if enacted by legislation that is not itself pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

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

Federal Employees Health Benefits (“FEHB”) Program
Our subsidiaries contract with the OPM to provide managed health care services under the FEHB program in their service areas.  These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. OPM regulations require that FEHB plans meet a FEHB program-specific MLR by plan code and market. Managing to these rules is complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of Health Care Reform. As a result of the Coventry acquisition, we also manage certain FEHB plans on a “cost-plus” basis.  The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its insured contracts and costs allocated pursuant to its cost-based contracts are in compliance with the requirements of the applicable FEHB program.  The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the FEHB program requirements.

Medicare
We continue to expand the Medicare markets we serve and Medicare products we offer, including by acquiring Coventry in 2013 and the Medicare Supplement business of Genworth Financial in 2011. The Genworth

Annual Report- Page 38

acquisition significantly expanded our Medicare Supplement membership, which expansion continued during 2013.  Medicare Supplement products are regulated at the state level. We expect to further expand our Medicare business in 2014 and are seeking to substantially grow our Medicare business over the next several years. The expansion of the Medicare markets we serve and Medicare products we offer and the Medicare-related provisions of Health Care Reform increase our exposure to changes in government policy with respect to and/or regulation of the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs and/or new reforms or surcharges on existing programs.  For example, sequestration began in 2013 and resulted in an automatic reduction in Medicare reimbursements to health plans of not more than 2% of total program costs per year through 2024. In addition, CMS's Medicare Advantage and PDP premium rates for 2014 reflect a material reduction in 2014 premiums compared to 2013 for Medicare Advantage and PDP plans which is in addition to the challenge we face from the impact of the industry-wide health insurer fee that became effective January 1, 2014. CMS's 2014 and proposed 2015 rates represent a meaningful revenue and operating results challenge for us. A recent CMS proposal also indicates that CMS may seek, among other things, to substantially revise Medicare's prescription drug programs in future years. If it were implemented in its current form, this proposal could have a significant adverse impact on our Medicare Advantage and PDP products, our PBM business and/or our mail order pharmacies beginning in 2015. Significant uncertainty remains as to whether and how the Congress will proceed with actions that create additional federal revenue and/or with entitlement reform. We cannot predict future Medicare funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues and operating results.

Our Medicare Advantage and Part D products are regulated by CMS.  The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex, expensive to comply with and subject to change.  We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources.  CMS may seek premium refunds, prohibit us from continuing to market and/or enroll members in or refuse to passively enroll members in one or more of our Medicare or Medicare-Medicaid demonstration (historically known as “dual eligible”) plans, exclude us from participating in one or more Medicare or dual eligible programs and/or institute other sanctions against us if we fail to comply with CMS regulations or our Medicare contractual requirements.

CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries. CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers. We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records. CMS pays increased premiums to Medicare Advantage plans and PDPs for members who have certain medical conditions identified with specific diagnosis codes. Federal regulators review and audit the providers' medical records to determine whether those records support the related diagnosis codes that determine the members' health status and the resulting risk-adjusted premium payments to us. In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company's plans. The OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data.

CMS is using a new audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the new methodology, among other things, CMS will project the error rate identified in an audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not project sample error rates to the entire contract. During 2013, CMS selected certain of our Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years or the current

Annual Report- Page 39

contract year. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

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

Since 2012, a portion of each Medicare Advantage plan's reimbursement has been tied to the plan's “star ratings.”  The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. In 2013 and 2014, those plans that received an overall star rating of three or more stars are eligible for a quality bonus in their basic premium rates. Beginning in 2015, only Medicare Advantage plans with an overall star rating of four or more stars will be eligible for a quality bonus. Our average star rating increased from 3.53 in 2013 to 4.04 in 2014, and for 2014 97% of our Medicare Advantage members are in plans rated at least 3.5 stars and 62% of our Medicare Advantage members are in plans rated at least 4.0 stars. CMS released updated stars ratings in October 2013 that were used to determine the portion of our Medicare Advantage membership that will reside in plans with ratings of four stars or higher and qualify for bonus payments in 2015. CMS will release updated stars ratings in October 2014 that will be used to determine the portion of our Medicare Advantage membership that will reside in plans with ratings of four stars or higher and qualify for bonus payments in 2016. Our Medicare Advantage plans' operating results from 2013 forward are likely to continue to be significantly determined by their star ratings. Despite our success in improving our star ratings and other quality measures for 2014 and the continuation of our improvement efforts, there can be no assurances that we will be successful in maintaining or improving our star ratings in future years. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins.

It is not possible to predict the longer term adequacy of payments we receive under the Medicare program.  For example, the Federal government may seek to impose restrictions on the configuration of pharmacy or other provider networks for Medicare Advantage and/or PDP plans, or otherwise restrict the ability of these plans to alter benefits, negotiate prices or establish other terms to improve affordability or maintain viability of products. We currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in the Medicare program, although there are economic and political pressures to continue to reduce spending on the program, and this outlook could change.

Going forward, we expect CMS and the U.S. Congress to continue to closely scrutinize each component of the Medicare program (including Medicare Part D drug benefits), modify the terms and requirements of the program and possibly seek to limit private insurers' role. It is not possible to predict the outcome of this Congressional or regulatory activity, either of which could adversely affect us.

Medicaid
We significantly expanded our Medicaid business in 2013 as a result of the Coventry acquisition. We are seeking to substantially grow our Medicaid and dual eligible businesses over the next several years. As a result, we also are increasing our exposure to changes in government policy with respect to and/or regulation of the various Medicaid and dual eligible programs in which we participate, including changes in the amounts payable to us under those programs.

States may opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage in January 2014 without losing their current federal Medicaid funding, and governors in over a dozen states have indicated that they may not support Medicaid expansion. In addition, the Secretary of HHS has announced that HHS will not permit a partial or phased-in Medicaid expansion. As a result, in order to receive the enhanced federal Medicaid funding provided in Health Care Reform, states were required to expand their Medicaid programs effective January 1, 2014, to cover the full Medicaid expansion population specified by Health Care Reform.

Annual Report- Page 40

The economic aspects of the Medicaid and dual eligible business vary from state to state and are subject to frequent change. Medicaid premiums are paid by each state and differ from state to state.  The federal government and various states are also considering proposals and legislation for Medicaid and dual eligible program reforms or redesigns, including changes to benefits, reimbursement, or payment levels, eligibility criteria, network adequacy requirements (including requiring the inclusion of specified high cost providers in our networks) and program structure.  Current Medicaid and dual eligible funding and premium revenue may not be sustainable due to state and federal budgetary constraints, which have become particularly acute at the state level in the past few years, and continuing efforts to reduce health care costs.  In addition, our Medicaid and dual eligible contracts with states (or sponsors of Medicaid managed care plans) are subject to cancellation by the state (or the sponsors of the managed care plans) after a short notice period without cause (for example, when a state discontinues a managed care program) or in the event of insufficient state funding.

Our Medicaid and dual eligible products also are regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations.  Our Medicaid products, dual eligible products and State Children's Health Insurance Program (“SCHIP”) contracts also are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services we provide to Medicaid enrollees, payment for those services, network requirements (including mandatory inclusion of specified high-cost providers), and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of the state Medicaid agencies.  The regulations and contractual requirements applicable to us and other participants in Medicaid and dual eligible programs are extensive, complex and subject to change.  We have invested significant resources to comply with these standards, and our Medicaid and dual eligible program compliance efforts will continue to require significant resources.  CMS and/or state Medicaid agencies may fine us, seek premium refunds, terminate our existing contracts, elect not to award us new contracts or renew our existing contracts, require us to include specific high cost providers in our networks, prohibit us from continuing to market and/or enroll members in or refuse to auto assign members to one or more of our Medicaid or dual eligible products, exclude us from participating in one or more Medicaid or dual eligible programs and/or institute other sanctions against us if we fail to comply with CMS or state regulations or our contractual requirements.

We cannot predict whether pending or future federal or state legislation or court proceedings will change various aspects of the Medicaid program, nor can we predict the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

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

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company's RBC declines and provides for four different levels of regulatory action depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital.  The level of regulatory action ranges from requiring the company to submit a comprehensive financial plan

Annual Report- Page 41

for increasing its RBC to the domiciliary state insurance commissioner, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding.  At December 31, 2013, the RBC level of each of our insurance and HMO subsidiaries was above the level that would require regulatory action.

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

For information regarding restrictions on certain payments of dividends or other distributions by our HMO and insurance company subsidiaries, refer to Note 16 of Notes to Consolidated Financial Statements on page 129.

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

Audits and Investigations
We typically have been, are currently and may in the future be involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the intensity and scope of which continue to increase.  These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the OIG, the OPM, the DOL, committees, subcommittees and members of the U.S. Congress, the DOJ, the FTC, U.S. attorneys and other state, federal and international governmental authorities.  For example, certain of our Medicare Advantage plans are currently under review for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model, and our Commercial business will be subject to audits related to risk adjustment and reinsurance data when those Public Exchange programs are implemented starting in 2014. Such government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members or the government, payments under insurance policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the False Claims Act), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.  For example, effective April 2010 through June 2011, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts.  In addition, CMS has instituted RADV audits of our risk adjustment payments under certain of our Medicare Advantage contracts.  For additional information on these Medicare matters, refer to “Medicare” beginning on page 38.

Over 35 states are investigating life insurers' claims payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 45.

Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130 for more information regarding pending audits and investigations.

Annual Report- Page 42

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

Federal and State Laws and Regulations Governing Submission of Information and Claims to Agencies
We are subject to federal and state laws and regulations that apply to the submission of information and claims to various government agencies. For example, the False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity who the government believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. There also is False Claims Act liability for knowingly or improperly avoiding repayment of an overpayment received from the government. The federal government, whistleblowers and some courts have taken the position that claims presented in violation of other statutes, such as the federal anti-kickback statute, may be considered a violation of the False Claims Act. In addition, Health Care Reform may have expanded the jurisdiction of, and our exposure to, the False Claims Act to products sold on Public Exchanges, which began to operate in 2014. Violations of the False Claims Act are punishable by treble damages and penalties of up to a specified dollar amount per false claim. In addition, a special provision under the False Claims Act allows a private person (for example, a “whistleblower” such as a disgruntled current or former competitor, member or employee) to bring an action under the False Claims Act on behalf of the government alleging that a company has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit.

A number of states, including states in which we operate, have adopted their own false claims acts and whistleblower provisions that are similar to the False Claims Act. From time to time, companies in the health and related benefits industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

Product Design and Administration and Sales Practices
State and/or federal regulatory scrutiny of life and health insurance company and HMO product design and administration and marketing and advertising practices, including the filing of insurance policy forms and the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices.  Medicare, Medicaid and dual eligible products and products offering more limited benefits, such as those we issue and sell through Strategic Resource Company and some of our student health plans, in particular continue to attract increased regulatory scrutiny.

Annual Report- Page 43

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes. Some states have similar laws relating to HMOs. Refer to “Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130 for more information on the pending rehabilitation of Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”). It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

Regulation of Pharmacy Operations
CVS Caremark has provided certain PBM services to us and certain of our customers and members since January 1, 2011.  As amended, our PBM agreement with CVS Caremark has a term ending in December 2022, although we have certain termination rights beginning in January 2020.

Notwithstanding our contracting with our PBM services suppliers, we remain responsible to regulators and members for the delivery of PBM services.  In addition, we continue to operate two mail order pharmacy facilities and one specialty pharmacy facility (our “Pharmacies”) and utilize certain pharmacies of our PBM services suppliers.  Our Pharmacies dispense pharmaceuticals throughout the U.S. and are participating providers in Medicare, Medicare Part D and various Medicaid programs.  The pharmacy practice is generally regulated at the state level by state boards of pharmacy.  Our Pharmacies are required to be licensed in the state where they are located, as well as the states that require registration or licensure of mail order pharmacies with the state's board of pharmacy or similar regulatory body.  Our Pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances and must comply with applicable Medicare, Medicaid and other provider rules and regulations, including the False Claims Act, state false claims acts and federal and state anti-kickback laws. Our PBM services suppliers' owned and contracted pharmacies are subject to these same licensing requirements and other laws and regulations.  The loss or suspension of any such licenses or registrations could have a material adverse effect on our ability to meet our contractual obligations to our customers, which could, in turn, have a material adverse effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operation
Our PBM services are regulated directly and indirectly at the federal and state levels, including being subject to the False Claims Act and state false claims acts and federal and state anti-kickback laws.  These laws and regulations govern, and proposed legislation and regulations may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers; use of, administration of, and/or changes to drug formularies, maximum allowable cost list pricing, average wholesale prices and/or clinical programs; disclosure of data to third parties; drug utilization management practices; the level of duty a PBM owes its customers; configuration of pharmacy networks; the operations of our Pharmacies (including audits of our Pharmacies); disclosure of negotiated provider reimbursement rates; disclosure of fees associated with

Annual Report- Page 44

administrative service agreements and patient care programs that are attributable to members' drug utilization; and registration or licensing of PBMs. Failure by us or one of our PBM services suppliers to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our operating results.

Life and Disability Insurance
Our life and disability insurance operations are subject to extensive regulation.  Changes in these regulations, such as expanding the definition of disability or mandating changes to claim payment, determination and/or settlement practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results. Since 2011, legislation has been enacted or introduced in a number of states requiring life insurers to take additional steps to identify unreported deceased policy holders, and make other changes to their claim payment and related escheat practices, including consultation of certain databases. Over 35 states are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration's Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax). Given the legal and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

Consumer Protection Laws
Certain of our businesses participate in direct-to-consumer activities and are subject to emerging regulations applicable to on-line communications and other general consumer protection laws and regulations.

International Regulation
We continue to expand our Health Care operations that are conducted in foreign countries, including through the proposed acquisition of the Interglobal group. We currently have insurance licenses in several countries and do business in over thirty countries.  These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection, data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; compulsory cessions of reinsurance; required localization of records and funds; higher premium and income taxes; and requirements for local participation in an insurer's ownership.  In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and foreign laws, including the U.K. Bribery Act 2010 (the “UK Bribery Act”).

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. In many countries outside the U.S., health care professionals are employed by the government. Therefore, our dealings with them are subject to regulation under the FCPA. Violations of the FCPA and other anti-corruptions laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. It is yet to be seen how the UK Bribery Act will be enforced, but disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and have

Annual Report- Page 45

implemented training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. See “As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase” beginning on page 72 for a discussion of the risks related to operating globally.

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

Certain information contained in this MD&A and elsewhere in the Annual Report and our Annual Report on Form 10-K is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the “Outlook for 2014” on page 5, “Risk Management and Market-Sensitive Instruments” beginning on page 17 and “Regulatory Environment” beginning on page 29 of the Annual Report and this “Forward-Looking Information/Risk Factors” section. In addition, throughout this MD&A and elsewhere, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

·	Expects	·	Intends	·	Seeks	·	Will	·	Potential
·	Projects	·	Plans	·	Estimates	·	Should	·	Continue
·	Anticipates	·	Believes	·	May	·	Could	·	View
·	Outlook	·	Guidance	·	Predict	·	Likely	·	Probable
·	Forecast

Forward-looking statements rely on a number of estimates, assumptions and projections concerning future events, and are subject to a number of significant uncertainties and other factors that could cause actual results to differ materially from those statements. Many of these uncertainties and other factors are outside our control. Certain of these uncertainties and other factors are described under “Risk Factors” below. You should not put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date of this report, and we disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Annual Report- Page 46

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

Health Care Reform implementation (including the collection of, or other solutions to, the significant assessments, fees and taxes first imposed on us in 2014; the 2014 imposition of guaranteed issue requirements; and the first year of implementation of, and participation on, Public Exchanges); Medicare Advantage and PDP rates for 2014; the integration of Coventry; and U.S. government fiscal policy present overarching risks to our enterprise in 2014.

We expect to face significant business challenges and uncertainties in 2014, many of which are occurring for the first time in our industry. We will become subject to significant assessments, fees and taxes imposed by Health Care Reform. If we are unable to include these assessments, fees and taxes in our premiums and fees or otherwise adjust our business model to solve for them, these assessments, fees and taxes could have a material adverse effect on our operating results, financial position and/or cash flows. In addition, 2014 is the first year that Health Care Reform’s guaranteed issue requirements, which do not allow us to medically underwrite our small group and individual members, will apply. We do not have prior experience with pricing Public Exchange products or utilization of medical and/or other covered services by Public Exchange product members. Public Exchange membership is less than expected by the federal government, and there can be no assurance regarding the accuracy of the health care benefit cost, membership or other projections reflected in our Public Exchange product pricing. CMS has published final Medicare Advantage and PDP premium rates for 2014 that are materially below 2013 rates and which present a meaningful challenge to our 2014 revenues and operating results. The integration of Coventry with our existing businesses is a complex undertaking that will occur over several years. There can be no assurance that we will be able to achieve the projected benefits of the Coventry transaction. U.S. government fiscal policy is subject to change and can adversely affect us, including as a result of reductions in Health Care Reform funding, failure to raise the U.S. federal government’s debt ceiling or any sustained U.S. federal government shutdown. There can be no assurance that U.S. government fiscal policy, the implementation of Health Care Reform or additional changes to the U.S. health care system will not adversely affect our business, cash flows, financial condition or operating results. For additional background on these risks, see:

•	“Outlook for 2014”, beginning on page 5;

•	“Regulatory Environment - General”, beginning on page 29;

•
“If we are unable to include the significant assessments, fees and taxes imposed on us by Health Care Reform in our premiums and fees or otherwise solve for them, our operating results, financial position and/or cash flows would be materially and adversely affected. The inclusion of these assessments, fees and taxes in our premiums also could adversely affect our ability to grow and/or maintain our medical membership”, beginning on page 48;

•
“Many aspects of Health Care Reform have yet to take full effect, are unclear, or are subject to change, making their practical effects difficult to predict. Our business and operating results may be materially and adversely affected by Health Care Reform even if we correctly predict its effects”, beginning on page 49;

•
“We are subject to potential changes in public policy (in respect of Health Care Reform or otherwise) that can adversely affect the markets for our products and services and our business, operations and financial results”, beginning on page 50;

Annual Report- Page 47

•
“Our ability to anticipate medical cost trends and achieve appropriate pricing on Public Exchanges could adversely affect our operating results. There can be no assurance that the future health care benefit costs of our Public Exchange products will not exceed our projections”, beginning on page 62;

•
“Recent legislative changes and Medicare Advantage and PDP rates for 2014 and proposed rates for 2015 create significant challenges to our Medicare Advantage and PDP revenues and operating results, and proposed changes to these programs could create significant additional challenges. Entitlement program reform, if it occurs, could have a material adverse effect on our business, operations or operating results”, beginning on page 51;

•
“We may fail to successfully combine the business and operations of Aetna and Coventry to realize the anticipated benefits and cost savings within the anticipated timeframe or at all”, beginning on page 71; and

•
“Programs funded by the United States federal government account for a substantial portion of our revenue and operating earnings. A delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, operating results and cash flows”, beginning on page 58.

While we consider the foregoing to be the overarching risks we face in 2014, they are not the only material risks we face. We face numerous other challenges, as described elsewhere in this Annual Report, including below in this “Forward-Looking Information and Risk Factors” discussion, and other unanticipated risks may develop.

Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, or we may not be able to implement our strategy and related strategic projects effectively.

Our strategy includes effectively investing our capital and human resources in appropriate strategic projects, current operations and acquisitions to respond to changing dynamics in the health and related benefits industry, including the shift toward the direct-to-consumer marketing model contemplated by Public Exchanges and Private Exchanges (collectively, “Insurance Exchanges”), the declining number of commercially insured people and the potential shift to a defined contribution model for health benefits. Our strategic projects include, among other things, integrating the Coventry business, transforming our business model through consumer engagement, ACOs and collaborative provider networks, optimizing our business platforms, managing certain significant technology projects, further improving relations with health care providers, negotiating contract changes with customers and providers, implementing other business process improvements and participating in Insurance Exchanges. Implementing our strategic initiatives will require significant investments of capital and human resources. Among other things, we will need to simultaneously acquire and develop new personnel, products and systems to serve existing and new markets and enhance our existing information technology, control and compliance processes and systems. The future performance of our businesses will depend in large part on our ability to design and implement our strategic initiatives, some of which will occur over several years. If these initiatives do not achieve their objectives, our operating results could be adversely affected.

Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, and we may fail to recognize and position ourselves to capitalize upon market opportunities. We may not have sufficient advance notice and resources to develop and effectively implement an alternative strategy. Competitors who develop a superior strategy, or more effectively implement their strategy, may develop capabilities, competitive advantages and competitive positions that are difficult to match or overcome.

Health Care Reform and Other Legal and Regulatory Risks

If we are unable to include the significant assessments, fees and taxes imposed on us by Health Care Reform in our premiums and fees or otherwise solve for them, our operating results, financial position and/or cash flows would be materially and adversely affected. The inclusion of these assessments, fees and taxes in our premiums also could adversely affect our ability to grow and/or maintain our medical membership.

Health Care Reform imposes significant assessments, fees and taxes on us and other health insurers, health plans and other industry participants. Health Care Reform imposes an annual industry-wide $8 billion health insurer fee

Annual Report- Page 48

beginning in 2014, growing to $14.3 billion by 2018 and increasing annually thereafter. This health insurer fee is not deductible for income tax purposes and will be allocated pro rata among us and other industry participants based on net premiums written. Health Care Reform also imposes industry-wide reinsurance assessments of $12 billion, $8 billion and $5 billion in 2014, 2015 and 2016, respectively, which will be allocated pro rata among us and other industry participants based on net premiums written for insured business plus the fees received and cost of coverage administered for self-insured business. As we are one of the nation's largest health care benefits companies, we project that our share of the 2014 Health Care Reform assessments, fees and taxes will be approximately $1 billion. There is some uncertainty whether we will be able to include all or a portion of these assessments, fees and taxes in our premium rates. For example, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare rates is limited; and our ability to reflect them in our Medicaid and SCHIP rates is likely to be limited due, among other things, to the budgetary pressures currently facing many state governments. If we are unable to include the Health Care Reform assessments, fees and taxes in our premiums and fees or otherwise adjust our business model to solve for them, these assessments, fees and taxes could have a material adverse effect on our operating results, financial position and/or cash flows. The increases in our prices caused by including of all or a portion of these assessments, fees and taxes in our premiums and fees also could adversely affect our ability to profitably grow and/or maintain our medical membership if, for example, our competitors do not seek to include all or a significant portion of these assessments, fees and taxes in their premiums or fees.

We may be subject to regulatory actions or suffer reputational harm if we do not or cannot adequately implement Health Care Reform and related legislation, which may have a material adverse effect on our business.

In March 2010, Health Care Reform was enacted, legislating broad-based changes to the U.S. health care system, and to date its constitutionality has been upheld. We have dedicated, and will continue to dedicate, material resources and incur material expenses to implement and comply with Health Care Reform and any future changes in Health Care Reform at both the state and federal level, including implementing and complying with the future regulations that will provide guidance on and clarification of and changes to significant parts of the legislation. If we fail to effectively implement Health Care Reform and our related operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operating results and reputation may be materially adversely affected, we may lose customers and we may be subject to penalties, sanctions or other regulatory actions.

Many aspects of Health Care Reform have yet to take full effect, are unclear, or are subject to change, making their practical effects difficult to predict. Our business and operating results may be materially and adversely affected by Health Care Reform even if we correctly predict its effects.

Although Health Care Reform was enacted in March 2010, key components will continue to be phased in over the next several years. Federal budget negotiations, the technical problems with the federal health insurance exchange website, ongoing regulatory changes to Health Care Reform (such as the November 2013 action permitting renewal through 2014 of individual insurance policies that do not comply with Health Care Reform), pending efforts in the U.S Congress to amend or restrict funding for various aspects of Health Care Reform and litigation challenging aspects of the law continue to create uncertainty about the ultimate impact of the legislation. While key components of Health Care Reform will continue to be phased in through 2018, the most significant changes will occur in 2014, including Public Exchanges, Medicare minimum MLRs, the individual coverage mandate, guaranteed issue, rating limits in the individual and small group markets, and significant new industry-wide assessments, fees and taxes. In addition, while the federal government has issued a number of regulations implementing Health Care Reform, many significant parts of the legislation, including aspects of Public Exchanges, Medicaid expansion, enforcement related reporting for the individual and employer mandates, assessments, taxes and fees, reinsurance, risk corridor, risk adjustment, and the implementation of Medicare Advantage and Part D minimum MLRs, have not been fully implemented and require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. The federal government also has announced significant changes to and/or delays in the effective dates of various aspects of Health Care Reform, and it is likely that further changes will be made to Health Care Reform as issues arise and its practical effects become clearer. Growing state and federal budgetary pressures are making it more likely that any changes will be adverse to us.

Annual Report- Page 49

Accordingly, many of the specifics of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded to them by Health Care Reform, we cannot predict the full effect of Health Care Reform on us or the impact of future changes. Further, even if we correctly predict how parts of Health Care Reform will develop and affect us, our business and operating results may still be materially and adversely affected. For example, we anticipate that some aspects of Health Care Reform and other existing measures and new measures, if enacted, could materially adversely affect our health care operations and/or operating results by, among other things:

•	Reducing our ability to obtain adequate premium rates for the risk we assume (including denial of or delays in obtaining regulatory approval for and implementation of those rates);

•
Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, and/or limiting the level of margin we can earn, including by mandating minimum medical loss ratios and/or requiring us to price prospectively to minimum medical loss ratios;

•	Reducing our ability to manage health care or other benefit costs;

•	Increasing health care or other benefit costs and operating expenses (including duplicate expenses resulting from changes in regulations during implementation);

•	Increasing our exposure to lawsuits and other adverse legal proceedings;

•	Regulating levels and permitted lines of business;

•	Imposing new or increasing existing taxes and financial assessments;

•	Changing the tax treatment of health or related benefits; and/or

•	Regulating business practices (including by requiring us to include specified high-cost providers in our networks).

We are subject to potential changes in public policy (in respect of Health Care Reform or otherwise) that can adversely affect the markets for our products and services and our business, operations and financial results.

The political environment in which we operate remains uncertain. It is reasonably possible that our business operations and financial results could be materially adversely affected by public policy changes at the state or federal level, which include Health Care Reform but also extend to many other public policy initiatives. Such changes may present us with new financial and other challenges and may, for example, cause membership in our health plans to decrease or make doing business in particular states less attractive. If we fail to adequately respond to such changes, including by implementing effective operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operations and financial results may be materially adversely affected.

In addition to Health Care Reform, we expect the federal and state governments to continue to enact and seriously consider many broad-based legislative and regulatory proposals that will or could materially impact various aspects of the health care system and our business, including additional health care reforms. The federal and many state governments are also considering changes in the interpretation, enforcement and/or application of existing laws and regulations.  At the state level, over three quarters of U.S. states and the District of Columbia will hold regular legislative sessions in 2014. In 2013, state legislatures focused on the impact of Health Care Reform and state budget deficits as well as Public Exchange design and implementation, and premium rate review laws were expanded in a number of states. We expect state legislatures to focus on these issues again in 2014.

We cannot predict the enactment or content of new legislation and regulations, or the effect they will have on our business operations or financial results, which could be materially adverse. Even if we could predict such matters, it is not possible to eliminate the adverse impact of public policy changes that would fundamentally change the dynamics of our industry. Examples of such change include: the federal or one or more state governments assuming a larger role in the health and related benefits industry or managed care operations, fundamentally restructuring or reducing the funding available for Medicare, Medicaid, or dual eligible programs, changing the tax treatment of health or related benefits, or a significant alteration of Health Care Reform. The likelihood of adverse changes is increasing due to state and federal budgetary pressures, and our business and operating results could be materially and adversely affected by such changes, even if we correctly predict their occurrence. For more information on these matters, refer to “Regulatory Environment” beginning on page 29.

Annual Report- Page 50

Recent legislative changes and Medicare Advantage and PDP rates for 2014 and proposed rates for 2015 create significant challenges to our Medicare Advantage and PDP revenues and operating results, and proposed changes to these programs could create significant additional challenges. Entitlement program reform, if it occurs, could have a material adverse effect on our business, operations or operating results.

From time to time the federal government alters the level of funding for government health care programs, including Medicare. Under the BCA and the ATRA, significant, automatic across-the-board budget cuts (known as sequestration) to several federal government programs started in March 2013. These include Medicare spending cuts of up to 2% of total program costs per year through 2024. The ATRA also contained additional reductions to Medicare reimbursements to health plans that commenced in April 2013 and eliminated funding for certain Health Care Reform programs. These reductions could adversely affect us, our customers and our providers.

In addition, on April 1, 2013, CMS published final Medicare Advantage and PDP premium rates for 2014. These rates reflect a material reduction in 2014 premiums compared to 2013, and are in addition to the challenge we face from the impact of the industry-wide health insurer fee that became effective January 1, 2014. The final 2014 and proposed 2015 rates represent a meaningful revenue and operating results challenge for us and other Medicare Advantage and PDP plans, as well as providers. We expect these challenges to continue in 2015. We cannot predict changes in future Medicare funding levels, the impact of future federal budget actions or ensure that such changes or actions will not have an adverse effect on our Medicare operating results.

Furthermore, under Health Care Reform, 2011 Medicare Advantage payment rates to us were frozen based on 2010 levels with additional reductions over a multiyear period beginning in 2012 based on regionally adjusted benchmarks. In addition, the “star ratings” from CMS for our Medicare Advantage plans will continue have a significant impact on our plans’ operating results, since in 2014 only Medicare Advantage plans with an overall star rating of three or more stars (out of five stars) will be eligible for a quality bonus in their basic premium rates and, beginning in 2015, only Medicare Advantage plans with an overall star rating of four or more stars will be eligible for a quality bonus. If our star ratings fall below expectations, the star rating standards are raised, or the quality bonuses are reduced or eliminated, our revenues and operating results may be adversely affected.

If implemented as proposed, a recent CMS proposal would substantially revise the Medicare Part D program beginning in 2015. Among other things, the proposed rule would impose restrictions on provider contracting and network configurations, restrict our ability to design benefit plans (including limiting our ability to offer zero-premium products) and limit the number of benefit plan designs we could offer. We cannot predict the ultimate outcome or impact of this proposal but, among other things, it could have a significant adverse impact on our Medicare Advantage and PDP products, our PBM business and/or our mail order pharmacies, including by making pricing our 2015 Medicare products more difficult, resulting in lower membership, requiring us to incur significant costs to amend our contracts with pharmacies and limiting our ability to realize anticipated cost savings.

If entitlement program reform occurs, it could have a material adverse effect on our business, operations or operating results, particularly on our Medicare and/or Medicaid revenues, medical benefit ratio and operating results.

We may not be able to obtain adequate premium rate increases, which would have an adverse effect on our revenues, medical benefit ratios and operating results and could magnify the adverse impact of increases in health care and other benefit costs and of Health Care Reform assessments, fees and taxes.

Premium rates generally must be filed with state insurance regulators and are subject to their approval, which creates risk for us in the current political and regulatory environment. Health Care Reform generally requires a review by HHS in conjunction with state regulators of premium rate increases of 10% or more (or another state-specific threshold set by states determined by HHS to have adequate processes). Rate reviews can magnify the adverse impact on our operating margins and operating results of increases in health care and other benefit costs, increased utilization of covered services, and Health Care Reform assessments, fees and taxes, by restricting our ability to reflect these increases and/or these assessments, fees and taxes in our pricing. The risk of increases in utilization of medical and/or other covered services and/or in health care and other benefit costs is particularly acute

Annual Report- Page 51

during and following periods (such as 2010-2013) when utilization has been below recent historical levels, as members may have postponed necessary care or neglected to seek preventive care, thereby increasing the risk that acute care will be needed. Further, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare rates is limited; and our ability to reflect them in our Medicaid and/or SCHIP premium rates is likely to be limited due, among other things, to the budgetary pressures currently facing many state governments. This could magnify the adverse impact on our operating margins and operating results of increases in utilization of medical and other covered services, health care and other benefit costs and/or medical cost trends that exceed our projections.

In 2013, HHS issued determinations to health plans that their rate increases were unreasonable, and we experienced continued challenges to appropriate premium rate increases in several states. Regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, whether by enforcing existing legal requirements more stringently or proposing different regulatory standards. Regulators or legislatures in a number of states also have conducted hearings on proposed premium rate increases, which could result in substantial delays in implementing proposed rate increases even if they ultimately are approved. Beginning in 2014, our plans may be excluded from participating in Public Exchanges if they are deemed to have a history of “unreasonable” rate increases. We have requested significant increases in our premium rates in our individual and small group Health Care businesses for 2014 and expect to continue to request significant increases in those rates for 2015 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant rate increases heighten the risks of adverse public and regulatory reaction and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

We anticipate continued regulatory and legislative action to increase regulation of premium rates in our Insured business. There is no guarantee that we will be able to obtain rate increases that are actuarially justified or that are sufficient to make our policies profitable in any product line or geography. If we are unable to obtain adequate rate increases, it could materially and adversely affect our operating margins and our ability to earn adequate returns on Insured business in one or more states or cause us to withdraw from certain geographies and/or products.

Minimum MLR rebate requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured businesses while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results.

Health Care Reform requires us to pay minimum MLR rebates each year with respect to the prior year. These minimum MLR rebate requirements limit the level of margin we can earn in our Commercial Insured and, beginning in 2014, Medicare Insured business, while leaving us exposed to medical costs that are higher than those reflected in our pricing. Refer to “Revenue Recognition” in Note 2 of Notes to Consolidated Financial Statements beginning on page 83 for more information. The process supporting the management and determination of the amount of rebates payable is complex and requires judgment, and the rebate reporting requirements are detailed. As a result, challenges to our methodology and/or reports relating to minimum MLR rebates by federal and state regulators and private litigants are reasonably possible. The outcome of these challenges could adversely affect our operating results.

Our business activities are highly regulated. Our Medicare, Medicaid, mail order pharmacy and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business.

Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities.  The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently, can be inconsistent or conflicting and generally are designed to benefit and protect members and providers rather than us or our investors. In addition, the governmental authorities that administer our business have broad latitude to make, interpret and enforce the regulations that

Annual Report- Page 52

govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year.

Our Medicare, Medicaid, dual eligible, specialty pharmacy and mail order pharmacy products are more highly regulated than our Commercial products. The laws and regulations governing participation in Medicare, Medicaid and dual eligible programs are complex, are subject to interpretation and can expose us to penalties for non-compliance, including penalties under the False Claims Act and state false claims acts. In addition, Health Care Reform may have expanded the jurisdiction of, and our exposure to, the False Claims Act to products sold on Public Exchanges, which began to operate in 2014. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a qui tam or “whistleblower” suit. If we are convicted of fraud or other criminal conduct in the performance of a health program or if there is an adverse decision against us under the False Claims Act, we may be temporarily or permanently suspended from participating in government health care programs, including Medicare, Medicaid and dual eligible programs.

If we fail to comply with laws and regulations that apply to government programs, we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in Medicare, Medicaid, dual eligible and other programs, cash flows, financial condition and operating results. For example, from April 2010 through June 2011, we were subject to intermediate sanctions that CMS imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and PDP contracts. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011 and were not again eligible to receive automatic assignments of low income subsidy PDP members from CMS until September 2012.

Our business also may be adversely impacted by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA or the remedies available under ERISA, or reduce the scope of ERISA pre-emption of state law claims or (ii) other legislation and regulations, including new legislation or regulations that apply to Private Exchanges. For more information regarding these matters, refer to “Regulatory Environment” beginning on page 29 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130.

We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices, and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.

As one of the largest national health and related benefits providers, we frequently are subject to regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, various federal and state agencies, regulatory authorities, attorneys general, committees, subcommittees and members of the U.S. Congress and other state, federal and international governmental authorities. Several such audit, investigations and reviews currently are pending, some of which may be resolved in 2014, and the results of which may be adverse to us.

There continues to be a heightened review by federal, state and international regulators of the health and related benefits industry's business and reporting practices, including utilization management and payment of providers with whom the payor does not have a contract and other health and life insurance claim payment practices, as well as heightened review of the general insurance industry's brokerage, sales and marketing practices. In addition, over 35 states are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our

Annual Report- Page 53

existing use of the Social Security Administration's Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pre-tax). Given the legal and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 45.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud, waste and abuse a priority. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other market participants are complex and subject to change, making it necessary for us to invest significant resources in complying with our regulatory and contractual requirements. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Regular and special governmental audits, investigations and reviews could result in changes to our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs and loss of licensure. Any of these could have a material adverse effect on our financial condition, operating results or business or result in significant liabilities and negative publicity for our company. For more information on certain CMS audits, see “We are subject to retroactive adjustments to certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, CMS may require us to refund premium payments”, beginning on page 57. Our Commercial business will be subject to audits related to risk adjustment and reinsurance data when those Public Exchange programs are implemented starting in 2014.

For more information regarding these matters, refer to “Regulatory Environment” beginning on page 29 and “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130.

If our compliance systems and processes fail or are deemed inadequate, we may suffer reputational harm and become subject to regulatory actions or litigation which could adversely affect our business, cash flows, operating results or financial condition.
Our businesses are subject to extensive and complex regulations, and many of our contracts with customers include detailed requirements. In order to be eligible to offer certain products or bid on certain contracts, we must demonstrate that we have robust systems in place to ensure that we comply with all applicable legal, regulatory and contractual requirements. These systems are frequently reviewed and audited by our customers and regulators. If our systems and processes designed to maintain compliance with applicable requirements, and to prevent and detect instances of, or the potential for, non-compliance fail or are deemed inadequate, we may suffer reputational harm and be subject to regulatory actions, litigation and other proceedings which may result in fines, temporary or permanent suspension from participation in government health care programs and/or other penalties, any of which could adversely affect our business, cash flows, operating results or financial condition.

Annual Report- Page 54

Our litigation and regulatory risk profile is changing as we offer new products and expand in business areas beyond our historical core business of providing Commercial managed care and health insurance products in the United States.

Until fairly recently, we focused primarily on providing Commercial managed care and health insurance products in the United States. In comparison, our Medicare and Medicaid businesses were significantly smaller. Our business is now changing due to the following:

•
Expansion within the health care marketplace: We are expanding our presence in various sectors of the health care marketplace, including Medicare, Medicaid, dual eligibles, Commercial individual, international, and certain customers who are not subject to ERISA’s limits on state law remedies.

•	Entry into new product lines: Over the last several years we have entered into new product lines, including support services for ACOs, dual eligible programs and HIT.

•
Acquisitions: As a result of the Coventry acquisition we significantly expanded our Medicare, Medicaid, Commercial individual, network access and Workers Compensation businesses. We expect our proposed acquisition of the InterGlobal group to expand our international business.

These new products and the increased volume of business in areas beyond our historical core business subject us to litigation and regulatory risks that are different from the risks of providing Commercial managed care and health insurance products and significantly increase our exposure to other risks. For example:

•	Certain of our HIT products and/or solutions are subject to patent litigation, which is often associated with significant litigation costs, damages or injunctions.

•	Certain of our HIT products and/or solutions may be subject to regulation by the FDA, which does not regulate any of our other products.

•
Our Medicare, Medicaid and dual eligible products are more highly regulated than our Commercial products, and if we do not comply with program rules or are convicted of fraud or other criminal conduct in the performance of a health care program or if there is an adverse decision against us under the False Claims Act, we may be temporarily or permanently suspended from participating in government health care programs.

•
Our international operations face political, legal and compliance, regulatory, and other risks that we do not face in the U.S. or that are more significant than in our U.S. operations. These risks vary widely by country and include government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints.

•	Our products providing PBM and specialty and mail order pharmacy services are subject to:

◦
The risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing and other operational errors (any failure by us or one of our PBM services suppliers to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our PBM and/or pharmacy subsidiaries to civil and criminal penalties).

◦	Federal and state anti-kickback and other laws that govern our relationship with pharmaceutical manufacturers, customers and consumers.

◦	Compliance requirements under ERISA, including fiduciary obligations in connection with the development and implementation of items such as drug formularies and preferred drug listings.

◦
Federal and state legislative proposals that could adversely affect pharmacy benefit industry practices, including the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of drug formularies and/or maximum allowable cost list pricing, legislation imposing additional rights to access to drugs for individuals enrolled in health care benefit plans, and restrictions on the use of average wholesale prices.

For additional information about these risks, see:

•
“Our business activities are highly regulated. Our Medicare, Medicaid, mail order pharmacy and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with

Annual Report- Page 55

applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business”, beginning on page 52;

•
“We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future”, beginning on page 73; and

•
“As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase”, beginning on page 72.

We are routinely subject to litigation and adverse legal proceedings, including class actions. Many of these cases seek substantial damages which may not be covered by insurance. These cases may be costly to defend, result in changes in our business practices and cause reputational harm.

We are routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal proceedings arising in the ordinary course of our businesses. Certain of the lawsuits against us are purported to be class actions. The majority of these proceedings relate to the conduct of our health care operations and allege various violations of law. The outcome of litigation and other adverse legal proceedings is always uncertain, and outcomes that are not justifiable by the evidence or existing law or regulation can and do occur.

In addition, litigation may be brought against us by private individuals on behalf of the government through a qui tam or “whistleblower” suit. When a private individual brings a whistleblower suit, the defendant often will not be made aware of the suit for many months or even years, until the government commences its own investigation or determines whether it will intervene. Whistleblower suits have resulted in significant settlements between governmental agencies and health care companies. The significant incentives and protections provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act increase the risk of whistleblower suits.

Many of the cases against us seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices. For example, during 2012, we settled litigation with non-participating providers for $120 million, and during 2009, we settled a matter with the New York Attorney General that caused us to transition to different databases to determine the amount we pay non-participating providers under certain benefit plan designs. While we currently have insurance coverage for some potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of our insurance may not be enough to cover the damages awarded or costs incurred. In addition, some types of damages, like punitive damages, may not be covered by insurance, and in some jurisdictions the coverage of punitive damages is prohibited. Insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future.

Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. Refer to “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130 for more information.

Our use and disclosure of sensitive member and customer information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates fail to adequately protect sensitive member and customer information.

We collect, process, maintain, retain and distribute large amounts of personal health and financial information and other confidential and sensitive data about our members and customers in the ordinary course of our business. The use and disclosure of such information is regulated at the federal, state and international levels, and these laws, rules and regulations are subject to change and increased enforcement activity, such as a new audit program implemented by HHS under HIPAA. In some cases, such laws, rules and regulations also apply to our vendors and require us to obtain written assurances of their compliance with such requirements or may hold us liable for any violations by our

Annual Report- Page 56

vendors. International laws, rules and regulations governing the use and disclosure of such information are generally more stringent than in the U.S., and they vary from jurisdiction to jurisdiction.

Our business depends on our members' and customers' willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep our information technology systems and our members' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our business associates or vendors, including our PBM services suppliers, could adversely affect our reputation, membership and revenues and also expose us to mandatory disclosure to the media, litigation (including class action litigation) and other enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our business, cash flows, operating results or financial condition.

We are subject to retroactive adjustments to certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, CMS may require us to refund premium payments.

Premiums and/or fees for Medicare members, certain federal government employee groups and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments. CMS regularly audits our performance to determine our compliance with CMS's regulations and our contracts with CMS and to assess the quality of the services we provide to our Medicare members.

CMS uses various payment mechanisms to allocate and adjust premiums paid to Medicare Advantage plans according to their members' health status as supported by data prepared by health care providers and submitted by us. We generally rely on providers to appropriately code their submissions and document their medical records. Based on the health care data we submit and member demographic data, CMS determines the risk score and the payments we receive.

CMS performs RADV audits to validate coding practices and supporting medical record documentation maintained by health care providers. CMS may require us to refund premium payments if our risk adjusted premiums are not properly supported by medical record data. We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2011 contract year and beyond.

CMS is using a new audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the new methodology, among other things, CMS will project the error rate identified in the audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not project sample error rates to the entire contract. As a result, the new methodology may increase our exposure to premium refunds to CMS based on incomplete medical records maintained by providers.

During 2013, CMS selected certain of our Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would require us to change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years or the current contract year. For additional information, refer to “Regulatory Environment - Medicare” beginning on page 38.

Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows. For more information see “Regulatory Environment” beginning on page 29.

Annual Report- Page 57

Programs funded by the United States federal government account for a substantial portion of our revenue and operating earnings. A delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, operating results and cash flows.

The federal government’s “debt ceiling”, or the amount of debt the federal government is permitted to borrow to meet its legal obligations (including, among other things, interest on the national debt, Medicare and Medicaid premiums, Social Security benefits and contributions to the Federal Employees Health Benefits Program), is limited by statute and can only be raised by an act of Congress.
If Congress does not raise the debt ceiling before the federal government’s current obligations approach or exceed its cash on hand and incoming receipts, federal government spending may be subject to delay, reduction, suspension or cancellation, including a federal government shutdown, which may be prolonged. A significant portion of our revenues are derived from health care coverage programs that are funded in whole or in part by the federal government, including the Medicare, Medicaid, and dual eligible programs, SCHIP and the Federal Employees Health Benefits Program and subsidies for qualified individuals and families purchasing health insurance through Public Exchanges. If federal spending is delayed, suspended or curtailed, we would continue to receive claims from providers providing services to beneficiaries of these programs, and we could be liable for, and be required to fund, such claims. Furthermore, the terms of our disability products often provide that the benefits due to beneficiaries are reduced by the amount of certain federal benefits they receive, most notably Social Security Disability Insurance payments. If such payments are suspended due to a failure to timely raise the debt ceiling, our disability payment obligations would be increased accordingly. If beneficiaries subsequently receive such payments from the federal government, we would seek reimbursement or attempt to offset a portion of such payments against future disability benefit payments. We may not be successful in recovering the amount sought. A failure to timely raise the debt ceiling could have a material adverse effect on our businesses, operating results, cash flows and reputation and, in the case of a prolonged failure to raise the debt ceiling, our financial condition.
If the United States defaults on its obligations due to a failure to timely raise the debt ceiling or otherwise, or its credit rating is downgraded by any of the credit rating agencies, interest rates could rise, financial markets could become volatile and/or the availability of credit (and short-term credit in particular) could be adversely affected, thereby increasing our borrowing costs, negatively impacting the value of our investment portfolio, and/or adversely affecting our ability to access the capital markets, which could have a material adverse effect on our operating results, financial condition and cash flows and could adversely affect our liquidity.

If our service providers fail to meet their contractual obligations to us or to comply with applicable laws or regulations, we may be exposed to reputational harm, litigation or regulatory action. This risk is particularly high in our Medicare, Medicaid and dual eligible programs.

We contract with various third parties to perform certain functions and services and provide us with certain information technology systems. Our arrangements with these third parties may expose us to public scrutiny, adversely affect our reputation, expose us to litigation or regulatory action, and otherwise make our operations vulnerable if we fail to adequately monitor and regulate their performance or if they fail to meet their contractual obligations to us or to comply with applicable laws or regulations. For example, certain of our vendors have been responsible for releases of sensitive information of our members and employees, which has caused us to incur additional expenses and given rise to litigation against us.

These risks are particularly high in our Medicare, Medicaid and dual eligible programs, where third parties perform pharmacy benefit management, medical management and other member related services for us. Any failure of our or these third parties' prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies could adversely affect our reputation and also expose us to whistleblower, class action and other litigation, other proceedings, prohibitions on marketing or active or passive enrollment of members, corrective actions, fines, sanctions and/or penalties, any of which could adversely affect our business, cash flows, operating results or financial condition. For more information on these matters, see “Our business activities are highly regulated. Our Medicare, Medicaid, mail order pharmacy and certain other products are subject to particularly

Annual Report- Page 58

extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business”, beginning on page 52.

Risks Related to Our Business

We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our operating results. We may not able to obtain appropriate pricing on new or renewal business.

Premiums for our insured Health Care Products, which comprised approximately 84% and 79% of our total consolidated revenues for 2013 and 2012, respectively, are priced in advance based on our forecasts of health care and other benefit costs during a fixed premium period, which is generally one year. These forecasts are typically developed several months before the fixed premium period begins, are influenced by historical data (and recent historical data in particular), are dependent on our ability to anticipate and detect medical cost trends, and require a significant degree of judgment. For example, our revenue on Medicare policies is based on bids submitted in June of the year before the contract year. Cost increases in excess of our projections cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts and our ability to anticipate and detect medical cost trends. Even relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our operating results.

Our health care and other benefit costs can be affected by external events that we cannot forecast or project and over which we have little or no control, such as influenza related health care costs (which may be substantial), epidemics, pandemics, terrorist attacks or other man-made disasters, natural disasters or other events that materially increase utilization of medical and/or other covered services, as well as changes in members' healthcare utilization patterns and provider billing practices. Our health care and other benefit costs also can be affected by changes in our, products, contracts with providers, medical management, underwriting, rating and/or claims processing methods and processes.

It is particularly difficult to accurately anticipate, detect, forecast, manage and reserve for medical cost trends and utilization of medical and/or other covered services during and following periods when such utilization and/or trends are below recent historical levels and during periods of changing economic conditions and employment levels. For example, during the calendar years 2010-2013, medical costs and members' utilization of medical and/or other covered services were lower than we projected and members' utilization was below recent historical levels. This may have been due to members postponing necessary care or neglecting to seek preventive care, thereby increasing the risk that acute care will be needed. The recent favorable experience is not projected to continue in 2014, as we expect utilization to increase in 2014 when compared to 2013.

If health care and other benefit costs are higher than the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our prices will not reflect the risk we assume, and our operating results will be adversely affected. If health care and other benefit costs are lower than we predict, our prices may be higher than those of our competitors, which may cause us to lose membership. For more information, see “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 23.

Competitive and economic pressures may limit our ability to increase pricing to reflect higher costs or may force us to accept lower margins. If customers elect to self-insure, reduce benefits or adversely renegotiate or amend their agreements with us, our revenues and operating results will be negatively affected.

Our customer contracts are generally for a period of one year, and our customers have considerable flexibility in moving between us and our competitors. One of the key factors on which we compete for customers, especially in light of the current adverse and uncertain economic environment, is overall cost. We are therefore under pressure to contain premium price increases despite being faced with increasing health care and other benefit costs and increasing operating costs. If we are unable to increase our prices to reflect increasing costs, our profitability will be

Annual Report- Page 59

adversely affected. If we are unable to limit our price increases, we may lose members to competitors with more favorable pricing, adversely affecting our revenues and operating results.

In response to rising prices, our customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs. Alternatively, our customers may purchase different types of products from us that are less profitable. Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, which may adversely affect our revenues and operating results, although such elections also may reduce our health care and other benefit costs.

In addition, our Medicare, Medicaid and SCHIP products are subject to termination without cause, periodic re-bid, rate adjustment and program redesign, as customers seek to contain their benefit costs, particularly in a slow economy. These actions may adversely affect our membership, revenues and operating results.

If we fail to compete effectively in the geographies and product areas in which we operate, including maintaining or increasing membership in our Health Care business, our results of operations, financial position and cash flows could be materially and adversely affected.
Our businesses face significant competition in all of the geographies and product areas in which we operate. In our Health Care business, we compete on the basis of many factors, including perceived overall quality, quality of service, comprehensiveness of coverage, cost (including premium, provider discounts and member out-of-pocket costs), product design, financial stability and ratings, breadth and quality of provider networks, providers available in such networks, and quality of member support and care management programs. Our competitors in our Health Care business include, among others, United HealthGroup, Inc., WellPoint, Inc., Humana Inc., Cigna Corporation, WellCare Health Plans, Inc., Centene Corporation, Health Net, Inc., Kaiser Permanente, and numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association. Additional competitors in our businesses include other types of medical and dental provider organizations, various specialty service providers (including pharmacy benefit management services providers), integrated health care delivery organizations, third-party administrators, HIT companies and, for certain plans, programs sponsored by the federal or state governments. In particular geographies, competitors may have greater capabilities, resources or membership; a more established reputation; superior supplier or health care professional arrangements; better business relationships; or other factors that give such competitors a competitive advantage. We have begun to compete for sales on Insurance Exchanges, where we face additional risks from existing and new competitors (including our vendors) who have lower cost structures, greater experience marketing to consumers and/or who target the higher margin portions of our business. Among our international and HIT competitors, many have longer operating histories, better brand recognition and greater market presence in many of the areas in which we are seeking to expand and more experience at rapidly innovating products.
If we do not compete effectively in the geographies and product areas in which we operate, if we do not design and price our products properly and competitively, if we are unable to innovate and deliver products and services that demonstrate value to our customers, if we do not provide a satisfactory level of service, if membership or demand for other services does not increase as we expect or declines, if we do not compete successfully on Insurance Exchanges and/or if we are unable to adapt successfully to a rapidly changing competitive and regulatory environment, our business, results of operations, financial position and cash flows could be materially and adversely affected.
For more information on these risks, see:

•
“Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, or we may not be able to implement our strategy and related strategic projects effectively”, beginning on page 48;

•
“Competitive and economic pressures may limit our ability to increase pricing to reflect higher costs or may force us to accept lower margins. If customers elect to self-insure, reduce benefits or adversely renegotiate or amend their agreements with us, our revenues and operating results will be negatively affected”, beginning on page 59;

Annual Report- Page 60

•
“In order to be competitive in the growing marketplace for direct-to-consumer sales and on public and private health insurance exchanges, we will need to make investments in consumer engagement, reduce our cost structure and face new competitors. If we are unsuccessful, our future growth and profitability may be adversely impacted”, beginning on page 67;

•
“If we fail to develop new products, differentiate our products from those of our competitors or demonstrate the value of our products to our customers, our ability to retain or grow profitable membership may be adversely affected”, beginning on page 68;

•
“Our competitive position and ability to differentiate our products will be adversely affected if we cannot demonstrate that our products and processes result in our members receiving quality care”, beginning on page 69;

•
“Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors”, beginning on page 69; and

•
“We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future”, beginning on page 73.

A number of factors, many of which are beyond our control, contribute to rising health care and other benefit costs. If we are unable to satisfactorily manage our health care and other benefit costs, our operating results and competitiveness will be adversely affected.

A number of factors contribute to rising health care and other benefit costs, including the aging of the population and other changing demographic characteristics, advances in medical technology, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, inflation and government-imposed limitations on Medicare and Medicaid reimbursements to health plans and providers, which have caused the private sector to bear a greater share of increasing health care and other benefits costs over time. Other factors that affect our health care and other benefit costs include changes as a result of Health Care Reform and other changes in the regulatory environment, implementation of ICD-10, changes in health care practices, general economic conditions (such as employment levels), new technologies, clusters of high-cost cases, health care provider and member fraud, and numerous other factors that are or may be beyond our control.

Our operating results and competitiveness depend in large part on our ability to appropriately manage future health care and other benefit costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The factors described above may adversely affect our ability to predict and manage health care and other benefit costs, which can adversely affect our competitiveness and operating results.

Our government customers may reduce funding for health care programs, cancel or decline to renew contracts with us, or may make changes that affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs.

Our revenues from government-funded health programs, including our Medicare, Medicaid and dual eligible businesses and our government customers in our Commercial business, are dependent on annual funding by the federal government and/or applicable state or local governments. Federal, state and local governments have the right not to renew or cancel their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities.

For example, while Health Care Reform will significantly expand the number of people who will qualify to enroll in Medicaid beginning in 2014, most states currently face significant budget challenges, several states are currently seeking to reduce their Medicaid expenditures and other states may take similar action. Our government customers

Annual Report- Page 61

also determine the premium levels and other aspects of Medicare, Medicaid and dual eligible programs that affect the number of persons eligible for or enrolled in these programs, the services provided to enrollees under the programs, and our administrative and health care and other benefit costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and they may do so again in the future. For example, if a government customer reduces premium levels or increases premiums by less than the increase in our costs (such as by not allowing us to recover applicable Health Care Reform fees, taxes and assessments), and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected. In addition, if states allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth, which would adversely affect our business, revenues and operating results.

Our ability to anticipate medical cost trends and achieve appropriate pricing on Public Exchanges could adversely affect our operating results. There can be no assurance that the future health care benefit costs of our Public Exchange products will not exceed our projections.

Unanticipated increases in our Public Exchange product health care benefit costs could adversely affect our operating results. Coverage under Public Exchange products commenced on January 1, 2014, and although initial enrollment in these products is ongoing, membership is less than expected by the federal government. We do not have prior experience with pricing Public Exchange products or utilization of medical and/or other covered services by Public Exchange product members. We have set premium rates for our Public Exchange products based on our projections, including as to the health status and quantity of Public Exchange membership, utilization of medical and/or other covered services by Public Exchange product members and the individual Public Exchange open enrollment period ending on March 31, 2014.

The premium rates for our Public Exchange products are set in advance and fixed for one-year periods. As a result, health care benefit costs in excess of the projections reflected in our Public Exchange product pricing cannot be recovered in the fixed premium period through higher premiums. Although, in certain circumstances, federal risk adjustment mechanisms could help offset health care benefit costs in excess of our projections, the profitability of our Public Exchange products is particularly sensitive to the accuracy of our forecasts of health care benefit costs. Those forecasts were made several months before the fixed premium period began, require a significant degree of judgment and are dependent on our ability to detect medical cost trends.

There can be no assurance regarding the accuracy of the health care benefit cost, membership or other projections reflected in our Public Exchange product pricing. This risk is magnified by adverse selection among individuals who require or utilize more expensive medical and/or other covered services (which may be reinforced by the technical difficulties applicants encounter in utilizing Public Exchanges which may, among other things, deter relatively healthy individuals, whereas those who require or utilize more medical and/or other covered services may be more determined to overcome such technical difficulties) and the potential for legislation or regulations that cause Public Exchanges to operate in a manner different than what we projected in setting our Public Exchange product premium rates. For additional information on certain of the medical cost trend, pricing and economic conditions risks associated with our Insurance Exchange and other Health Care products, see “We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our operating results. We may not able to obtain appropriate pricing on new or renewal business”, beginning on page 58; and “We may not be able to obtain adequate premium rate increases, which would have an adverse effect on our revenues, medical benefit ratios and operating results and could magnify the adverse impact of increases in health care and other benefit costs and of Health Care Reform assessments, fees and taxes”, beginning on page 51.

Bids for non-Commercial business in our Health Care segment are increasingly subject to challenge, which may adversely affect contracts initially awarded to us and may result in increased costs.

We continue to increase our focus on the non-Commercial portion of our Health Care segment as part of our business diversification efforts, and that portion of our business increased as a percentage of our total business due to the Coventry acquisition in 2013. We are seeking to substantially grow our Medicare, Medicaid and dual eligibles

Annual Report- Page 62

business over the next several years. In many instances, to acquire and retain our non-Commercial business, we must bid against our competitors in an increasingly competitive environment. Winning bids increasingly are being challenged successfully. In cases where our bid is successful, we may incur unreimbursed implementation and other costs to meet contractual deadlines even if we ultimately lose the challenge.

The reserves we hold for expected claims are based on estimates that involve an extensive degree of judgment and are inherently variable. If actual claims exceed our estimates, our operating results could be materially adversely affected and our ability to take timely corrective actions to limit future costs may be limited.

A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of such claims as well as claims that have been reported to us but not yet paid. We also must estimate the amount of rebates payable under Health Care Reform's minimum MLR rules.

Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience, but this estimation process also makes use of extensive judgment. Considerable variability is inherent in such estimates, and the accuracy of the estimates is highly sensitive to changes in medical claims submission and processing patterns and/or procedures, changes in membership and product mix, changes in the utilization of medical and/or other covered services, changes in medical cost trends, changes in our medical management practices and the introduction of new benefits and products. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. A worsening (or improvement) of health care cost trend rates or changes in claim payment patterns from those that we assumed in estimating health care costs payable at December 31, 2013 would cause these estimates to change in the near term, and such a change could be material.

Furthermore, if we are not able to accurately and promptly anticipate and detect medical cost trends or accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions to limit future costs and reflect our current benefit cost experience in our pricing process may be limited, which would further exacerbate the extent of any negative impact on our operating results. These risks are particularly acute during and following periods (such as calendar years 2010-2013) when utilization of medical and/or other covered services and/or medical cost trends are below recent historical levels (possibly due to members postponing necessary care or neglecting to seek preventive care, thereby increasing the risk that acute care will be needed) and such risks are further magnified by Health Care Reform and other legislation and regulations that limit our ability to price for our projected and/or experienced increases in utilization and/or medical cost trend.

Refer to our discussion of “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 23 for more information.

Our medical membership remains concentrated in certain geographic areas and industries, exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.

Even after the Coventry acquisition, our medical membership remains concentrated in certain geographic areas in the U.S. and in certain industries. Unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas where our membership is concentrated could therefore have a disproportionately adverse effect on our operating results. Our membership has been and may continue to be affected by workforce reductions by our customers due to unfavorable general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. As a result, we may not be able to profitably grow and diversify our membership geographically, by product type or by customer industry, and our revenue and operating results may be disproportionately affected by adverse changes affecting our customers.

Annual Report- Page 63

Extreme events, or the threat of extreme events, could materially increase our health care (including behavioral health), life insurance and disability costs and impact our business continuity. We cannot predict whether or when any such events will occur.

Nuclear, biological or other attacks, whether as a result of war or terrorism, other man-made disasters, natural disasters, epidemics, pandemics and other extreme events can affect the U.S. economy in general, our industry and us specifically. In particular, such extreme events or the threat of such extreme events could result in significant health care (including behavioral health), life insurance and disability costs, which would also be affected by the government's actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be particularly exposed to these events. Such events could adversely affect our business, cash flows, and operating results, and, in the event of extreme circumstances, our financial condition or viability.

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

Risks Related to Our Operations

Unless we are able to develop alternative sources of revenue and earnings and achieve transformational change in our business model, our ability to profitably grow our business could be adversely affected.

We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from marketplace pressures brought about by Health Care Reform, Insurance Exchanges, customer demands, business consolidations, strategic alliances, new market entrants, legislative and regulatory changes and marketing practices. As a result of Health Care Reform, the declining number of commercially insured people and other factors, our ability to grow profitably through the sale of traditional Insured health care and related benefits products in the U.S. may be limited. In order to profitably grow our business in the future, we need to diversify the sources of our revenue and earnings and transform our business model, including through investments in consumer engagement capabilities, technology and other services for health systems and provider organizations, including ACOs and collaborative provider networks, optimizing our business platforms, HIT and international expansion.

Achieving these goals will require us to devote significant senior management and other resources to acquisitions or other transactions and to develop new products, solutions and technology internally before any significant revenues or earnings are generated from such initiatives. If we are not able to acquire and/or develop and launch new products and solutions, including internationally, our ability to profitably grow our business could be adversely affected.

We may not be able to effectively manage our general and administrative expenses to competitive levels, which may reduce our membership or profitability, or we may need to implement expense reduction measures that adversely affect our future growth potential.

Our operating results depend in part on our ability to manage our general and administrative expenses to competitive levels while expanding our marketplace presence. Controlling general and administrative expenses is particularly important in our Health Care businesses that are subject to regulatory changes that may restrict our underwriting margins, such as minimum MLR requirements. We have significant fixed costs, and our ability to reduce variable costs in the short term is limited. We attempt to manage general and administrative expenses by, among other things, reducing the number of products we offer and controlling costs for salaries and related benefits, information technology and other general and administrative costs. However, we may not be successful in achieving the intended benefits of the cost-cutting initiatives we undertake. In addition, these cost saving measures may adversely affect our ability to implement Health Care Reform and other regulatory requirements, attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals, including profitable membership growth. Further, integration costs related to the

Annual Report- Page 64

Coventry acquisition, including the cost of integrating our and Coventry’s information and other technology systems, will increase our general and administrative expenses over the next several years. Given the foregoing, we can provide no assurance that we will be able to manage our general and administrative expenses to competitive levels, which may reduce our membership, profitability and operating results and adversely affect our business and future growth potential.

We are dependent on our ability to recruit, retain and develop a very large and diverse workforce. We must transform our culture in order to successfully grow our business.

Our products and services and our operations require a large number of employees, and a significant number of employees joined us during 2013 upon the closing of the Coventry acquisition. Our success is dependent on our ability to transform our culture, engage our employees and inspire our employees to be open to change, to innovate and to maintain consumer-focus when delivering services to our customers. Our business would be adversely affected if we fail to adequately plan for succession of our executives and senior management, effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs, particularly given the current environment, which is rapidly changing. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition, as we expand internationally, we face the challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally diverse workforce.

Our business success and operating results depend in part on effective information technology systems and on continuing to develop and implement improvements in technology.

We have many different information and other technology systems supporting our businesses, and we have more systems supporting our businesses as a result of the Coventry acquisition. Our businesses depend in large part on these systems to adequately price our products and services; accurately establish reserves, process claims and report financial results; and interact with providers, employer plan sponsors, members and vendors, including our PBM services suppliers, in an efficient and uninterrupted fashion. Certain of our technology systems (including software) are older, legacy systems that are less flexible, less efficient and require a significant ongoing commitment of capital and human resources to maintain, protect and enhance them and to integrate them with our other systems. We must re-engineer and reduce the number of these systems to meet changing consumer and vendor needs and improve our productivity. We also need to modify certain of our technology systems or develop new systems to meet current and developing industry and regulatory standards, including with regard to minimum MLR rebates, Public Exchanges, administrative simplification and other aspects of Health Care Reform, and Private Exchanges, and to keep pace with continuing changes in information processing technology and emerging cybersecurity risks and threats. If we fail to achieve these objectives, our ability to profitably grow our business and/or our operating results may be adversely affected.

Our business strategy involves providing customers with differentiated, easy to use, secure products and solutions that leverage information to meet customer needs. The types of technology and levels of service that are acceptable to customers and members today will not necessarily be acceptable in the future, requiring us to anticipate and meet marketplace demands for technology. Our success therefore is dependent in large part on our ability, within the context of a limited budget of human resources and capital and our existing business relationships, to timely protect, integrate, develop, redesign and enhance our technology systems that support our business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner. Integration of our recent acquisitions, including Coventry, increases these challenges, and we may not be successful in integrating various systems in a timely or cost-effective manner.

Information technology projects are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently secure, manage, integrate and upgrade our technology portfolio, we could, among other things, have problems determining health care cost and other benefit cost estimates and/or establishing appropriate pricing, meeting the

Annual Report- Page 65

needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

In order to remain competitive, we must further integrate our businesses, processes and systems. Pursuing multiple initiatives simultaneously could make this integration significantly more challenging.

Many of our businesses, processes and systems, both those we have acquired and those we have developed, are not integrated, are complex or require disproportionate resources in order to work together effectively. Businesses, processes and systems that are excessively complex or are not effectively integrated may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors, reducing our flexibility and limiting our ability to react quickly to market opportunities or changing circumstances. Accordingly, we must effectively and efficiently simplify and integrate these businesses, processes and systems to meet changing consumer and vendor needs and improve our productivity. This task is significantly more difficult when we pursue multiple transactions or other initiatives, such as significant acquisitions (including the Coventry acquisition), strategic alliances, joint ventures and multi-year strategic projects, simultaneously. Our existing business partnership relationships and a limited budget of human resources and capital present further challenges.

If we are unable to successfully simplify and integrate our businesses, processes and systems, including those from acquisitions (such as Coventry), to realize anticipated economic and other benefits in a timely manner, it could result in substantial costs or delays and adversely affect our business, operations and operating results.

Sales of our products and services are dependent on our ability to attract and motivate internal sales personnel and independent third-party brokers, consultants and agents. We may be subject to penalties or other regulatory actions as a result of the marketing practices of brokers and agents selling our products.

Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently recommend and/or market health care benefits products of our competitors. Accordingly, we must compete intensely for their services and allegiance. Our sales could be adversely affected if we are unable to attract, retain or motivate sales personnel and third-party brokers, consultants and agents, or if we do not adequately provide support, training and education to this sales network regarding our complex product portfolio, or if our sales strategy is not appropriately aligned across distribution channels. This risk is heightened as our business model evolves to include a greater focus on consumers and direct-to-consumer sales, such as competing for sales on Insurance Exchanges.

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

We have experienced cyber attacks. We can provide no assurance that we will be able to identify, prevent or contain the effects of such attacks or other cybersecurity risks or threats in the future.

We have experienced a variety of cyber attacks, and we expect to continue to experience cyber attacks going forward. Among other things, we have experienced automated attempts to gain access to our public facing networks, distributed denial of service attacks, attempted virus infections, phishing and cross-site scripting. Although the impact of such attacks has not been material through December 31, 2013, we can provide no assurance that we will be able to identify, prevent or contain the effects of such attacks or other cybersecurity risks or threats in the future. As we expand our HIT business, including through our growth of ACS, Medicity, and Active Health, increase the amount of information we make available to members and consumers on mobile devices, expand our use of vendors, expand internationally and expand our use of social media, our exposure to these data

Annual Report- Page 66

security and related cybersecurity risks, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, increases, and the cost of attempting to protect against these risks also increases.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.

As a large company operating in multiple complex industries and in a growing number of countries, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this “Forward Looking Information/ Risk Factors” discussion. We continue to devote resources to further develop and integrate our enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can adversely affect our operating results, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or business operations.

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

•
Assessments under guaranty fund laws for obligations of insolvent insurance companies (including Penn Treaty Network America Insurance Company and one of its subsidiaries) to policyholders and claimants;

•	Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization;

•
Inappropriate application of accounting principles or a significant failure of internal control over financial reporting, which could lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results;

•	Financial loss from inadequate insurance coverage due to self-insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons; and

•	Failure to protect our proprietary information.

Risks Related to Customer Perceptions of our Products and Services

In order to be competitive in the growing marketplace for direct-to-consumer sales and on public and private health insurance exchanges, we will need to make investments in consumer engagement, reduce our cost structure and face new competitors. If we are unsuccessful, our future growth and profitability may be adversely impacted.

Historically, employers have been our most significant customers. Our direct-to-consumer sales have been limited, and our individual Health Care business has been small relative to the other businesses in our Health Care segment. We are now competing for sales on Insurance Exchanges, which are projected to increase as a percentage of our Health Care business over time. To compete effectively on Insurance Exchanges, we will be required to develop or acquire the tools necessary to interact with Insurance Exchanges and engage individual consumers using Insurance Exchanges and social media, increase our focus on individual consumers and expand and improve our consumer-focused sales and marketing channels, customer interfaces and product offerings.

We also will have to respond to pricing and other actions taken by existing competitors and potentially disruptive new entrants. Due to the price transparency provided by Insurance Exchanges, in the market for individual health insurance we face competitive pressures from existing and new competitors (including our vendors) who have lower cost structures. Other competitors may have greater experience marketing to consumers and/or may be targeting the higher margin portions of our business. These risks may be enhanced if employers shift to defined contribution health care benefits plans and make greater utilization of Private Exchanges or encourage their employees to purchase health insurance on the Public Exchanges. We can provide no assurance that we will be able

Annual Report- Page 67

to compete successfully on Public Exchanges or Private Exchanges or that we will be able to benefit from any opportunities presented by Public Exchanges or Private Exchanges. If we are not competitive on these exchanges or are unsuccessful in reducing our cost structure, our future growth and profitability may be adversely impacted.

If we fail to develop new products, differentiate our products from those of our competitors or demonstrate the value of our products to our customers, our ability to retain or grow profitable membership may be adversely affected.

We operate in a quickly evolving industry. Our customers generally, and our larger customers in particular, are well-informed and organized and, along with our individual customers, can easily move between us and our competitors. This requires us to differentiate our products and solutions, anticipate changes in customer preferences and innovate and deliver new and existing products and solutions that demonstrate value to our customers, particularly in response to marketplace changes from public policy. Any failure to do so may adversely affect our ability to retain or grow profitable membership, which can adversely affect our operating results.

Our reputation is one of our most important assets; negative public perception of the health and related benefits industry, or of the industry’s or our practices, can adversely affect our operating results.

The health and related benefits industry regularly is subject to negative publicity, including as a result of the ongoing public debate over Health Care Reform, actual or perceived shortfalls regarding the industry's or our own products and/or business practices (including social media activities). This risk will increase further as we raise premium rates by more than we have in recent years to price for the expanded benefits required by, and the fees, assessments and taxes imposed by, Health Care Reform and any acceleration in medical cost inflation. This risk may be increased as states and the federal government implement and continue to debate Health Care Reform, as we continue to offer products (including products for people who are eligible for Medicaid or dually eligible for Medicare and Medicaid), beyond those in our core Commercial business and as our business model becomes more focused on consumers and direct-to-consumer sales, including as a result of us competing for sales on Insurance Exchanges. Negative publicity of the health and related benefits industry in general, or Aetna or its key vendors in particular, can further increase our costs of doing business and adversely affect our operating results and our stock price by:

•	Adversely affecting the Aetna brand;

•	Adversely affecting our ability to market and sell our products and/or services and/or retain our existing customers and members;

•	Requiring us to change our products and/or services; and/or

•	Increasing the regulatory and legislative requirements with which we must comply.

If we or our vendors fail to provide our customers with quality service that meets their expectations, our ability to retain and grow our membership will be adversely affected.

Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, outsourced PBM functions, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery, customer case installation and on-line access and tools) that meet or exceed our customers' and members' expectations. As we seek to reduce general and administrative expenses, we must balance the potential impact of cost-savings measures on our customer and other service and performance. If we misjudge the effects of such measures, customer and other service may be adversely impacted. We depend on third parties for certain of our customer service, PBM and prescription delivery operations. For example, CVS Caremark provides us with certain PBM services. If we or our vendors fail to provide service that meets our customers' and members' expectations, we may have difficulty retaining or growing profitable membership, which can adversely affect our operating results.

Annual Report- Page 68

Our competitive position and ability to differentiate our products will be adversely affected if we cannot demonstrate that our products and processes result in our members receiving quality care.

One of the key factors on which we compete for customers is the degree to which our products and processes (including our disease management and patient safety programs and our provider credentialing and other quality of care and information management initiatives) result in our members receiving quality care from providers, our vendors (including our PBM services suppliers) and us. If our products and process do not result in our members receiving quality care, or if we are unable to demonstrate that our members receive quality care, then our competitive position and ability to differentiate our product and/or solution offerings from those of our competitors would be adversely affected, which in turn could adversely affect our operating results.

Risks Related to Our Relationships with Providers, Suppliers and Vendors

If we are unable to enter into collaborative risk-sharing agreements with health care providers on satisfactory terms, it may have an adverse effect on our ability to enhance our provider networks, contain our medical costs, grow our business or develop alternative sources of revenue and earnings.

We are seeking to enhance our health care provider networks by entering into collaborative risk-sharing arrangements, including ACOs, with health care providers. These arrangements may allow us to expand into new geographies, target new customer groups, increase membership, reduce medical costs and, if we provide technology or other services to the relevant health system or provider organization, may contribute to our revenue and earnings from alternative sources. If we fail to attract health care providers to such arrangements, or are less successful at implementing such arrangements than our competitors, our medical costs may not be competitive and may be higher than we project, our attractiveness to customers may be reduced, we may lose or be unable to grow membership and our ability to profitably grow our business and/or our operating results may be adversely affected.

While we believe ACOs and other new organizational structures present opportunities for us, the implementation of our ACS and ACO strategies may not achieve the intended results, which could adversely affect our operating results and cash flows.

Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors.

Hospitals and other provider and health systems continue to consolidate across the industry. While this consolidation is expected to increase efficiency and has the potential to improve the delivery of health care services, it may also reduce competition and the number of potential contracting parties in certain locations. These health systems are also increasingly considering forming health plans to directly offer health insurance in competition with us, a process that has been accelerated by Health Care Reform, including Insurance Exchanges. ACOs, consolidation among and by integrated health systems and other changes in the structures that physicians, hospitals and other health care providers adopt may change the way these providers interact with us and may change the competitive landscape in which we operate. These changes may increase our medical and other covered benefits costs, may affect the way we price our products and services and estimate our medical and other covered benefits costs and may require us to change our operations, including by withdrawing from certain geographies where we do not have a significant presence or are unable to contract with providers on acceptable terms. Each of these changes may adversely affect our business and operating results.

Our operating results may be adversely affected if we are unable to contract with providers on competitive terms and develop and maintain attractive networks with high quality providers.

Our operating results are dependent in part upon our ability to contract competitively while developing and maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit management service providers, pharmaceutical manufacturers and other health care benefits providers. Our relationships with providers are affected by the rates we pay them for services rendered to our members (including financial incentives to deliver

Annual Report- Page 69

quality services in a cost-effective manner), by our business practices and processes, by our acquisitions, and by our payment and other provider relations practices (including whether we include providers in the various provider network options we make available to our customers). Our relationships with providers are also affected by factors that impact these providers, but are not directly related to us, such as consolidations and strategic relationships among providers and/or among our competitors, changes in Medicare and/or Medicaid reimbursement levels to health care providers, and increasing financial pressures on providers, including ongoing reductions by CMS and state governments (including reductions due to the ATRA and sequestration) in amounts payable to providers, particularly hospitals, for services provided to Medicare and Medicaid enrollees.

The breadth and quality of our networks of available providers and our ability to offer different provider network options are important factors when customers consider our products and services. Our customers, particularly our self-insured customers, also consider our hospital and other medical provider discounts when evaluating our products and services. For certain of our businesses, we must maintain provider networks that satisfy applicable access to care and/or network adequacy requirements. Regulators also consider the breadth and nature of our provider networks when assessing whether such networks meet network adequacy requirements which, in some cases, are becoming more stringent. Our contracts with providers generally may be terminated by either party without cause on short notice.

The failure to maintain or to secure new cost-effective health care provider contracts, including as a result of our efforts to integrate our provider networks following the Coventry acquisition, may result in a loss of or inability to grow membership, higher health care or other benefits costs (which we may not be able to reflect in our pricing due to rate reviews or other factors), health care provider network disruptions, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

We may experience increased medical and other benefit costs, litigation risk and customer and member dissatisfaction when providers that do not have contracts with us render services to our members.

Some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers as to the amount of compensation that is due to them for services rendered to our members. In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover the difference between what we have paid them and the amount they charged us from our members, which may result in customer and member dissatisfaction. For example, during 2012, we settled litigation with non-participating providers for $120 million, and during 2009, we settled a matter with the New York Attorney General that caused us to transition to different databases to determine the amount we pay non-participating providers under certain benefit plan designs. Such disputes may cause us to pay higher medical or other benefit costs than we projected.

Certain of these matters are described in more detail in “Litigation and Regulatory Proceedings” in Note 18 of Notes to Consolidated Financial Statements beginning on page 130.

We could become overly dependent on key service providers, which could expose us to operational risks and cause us to lose core competencies. If their services become unavailable, we may experience service disruptions, reduced service quality and increased costs and may be unable to meet our obligations to our customers.

We contract with various third parties to perform certain functions and services and provide us with certain information technology systems. These third parties include our PBM services suppliers, information technology system providers, independent practice associations, accountable care organizations and call center and claim and billing service providers. Certain of these third parties provide us with significant portions of our requirements, and we could become overly dependent on key vendors, which could cause us to lose core competencies. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy. Furthermore, certain

Annual Report- Page 70

legislative authorities have in recent years discussed or proposed legislation that would restrict outsourcing. A termination of our agreements with, or disruption in the performance of, one or more of these service providers could result in service disruption or unavailability, reduced service quality and effectiveness, increased or duplicative costs, an inability to meet our obligations to our customers or require us to seek alternative service providers on less favorable contract terms, any of which can adversely affect our business, reputation and/or operating results. Furthermore, where our arrangements with these service providers are not acceptable to our customers, we must make alternate arrangements, which may be more costly and difficult to implement.

In particular, we have entered into agreements with our PBM services suppliers to provide us and certain of our customers and members with certain PBM services. Our operating results would be adversely affected if we cannot successfully complete the implementation of our PBM agreement with CVS Caremark on a timely basis and/or achieve projected operating efficiencies from the agreement. If our PBM agreement with CVS Caremark or our agreements with our other PBM services supplier were to terminate for any reason or one of our PBM services supplier's ability to perform their respective obligations under their agreements with us were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of our PBM agreement with CVS Caremark or our other agreements for PBM services (including projected operating efficiencies), and we may not be able to meet the full demands of our customers, any of which could have a material adverse effect on our business, reputation and/or operating results.

Risks Related to Our Acquisitions

We may fail to successfully combine the business and operations of Aetna and Coventry to realize the anticipated benefits and cost savings within the anticipated timeframe or at all.

The success of the Coventry acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses and operations of Aetna and Coventry without disrupting critical activities. The integration of two large, complex organizations, with multiple business lines, numerous information technology systems, many locations and thousands of employees is a significant challenge. It is possible that the Coventry integration process will result in unexpected integration issues, higher than expected integration costs and/or an overall integration process that takes longer than originally anticipated. Our ability to realize the anticipated benefits and cost savings of the Coventry transaction is subject to certain risks including, among other things, the risks that we may not be able to:

•
Combine the employees of Aetna and Coventry in a manner that retains key talent, forges a strong common corporate culture and maintains employee morale and performance despite differences in business backgrounds and management philosophies;

•
Harmonize the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes while maintaining Coventry's lower cost structure and achieving anticipated cost savings;

•
Manage the movement of certain employee positions to different locations and coordinate a geographically dispersed organization without reducing employee morale, service levels, management effectiveness and oversight or employee productivity and performance;

•
Combine and harmonize the companies' sales, claims and call operations, and compliance and other corporate and administrative functions in a manner that achieves anticipated cost savings without reducing service levels, compromising growth, increasing compliance risk or increasing complexity;

•	Coordinate and manage each company’s provider network in a manner that maintains provider relationships, supports Aetna’s future strategy and achieves anticipated cost savings;

•	Coordinate the companies’ sales, distribution and marketing efforts in a manner that avoids customer confusion, presents a consistent brand image, and achieves membership growth;

•
Integrate the companies’ systems and technologies in a manner that retains necessary functionality (including security, access and data integrity), achieves anticipated cost savings, and is appropriate to support the future growth and strategy of the combined company;

Annual Report- Page 71

•	Integrate the companies' products and services (including their PBM programs) to avoid overlap and achieve anticipated cost savings;

•	Identify and eliminate redundant and underperforming operations and assets;

•
Maintain agreements with existing customers, providers and vendors (including PBM services suppliers) and avoid delays in entering into new agreements with prospective customers, providers and vendors;

•	Grow profitably in certain geographic areas and lines of business that historically have not been an area of focus for Aetna; or

•	Accurately assess and effectively contain and manage known and unknown liabilities of Coventry.

If we are not able to fully realize the anticipated cost savings and other benefits of the Coventry transaction, or if they take longer to realize than expected, the combined businesses and operations may not perform as expected, which could have an adverse effect on the financial condition or operating results of the combined business.

The Coventry integration process could result in the disruption of the ongoing business and/or operations of Aetna and Coventry.

At times the attention of certain members of our management and certain of our resources may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations and opportunities, which may adversely affect our ongoing business and operations.

Aetna's and Coventry's business relationships may be subject to disruption as customers, providers, vendors and others attempt to negotiate changes in existing business relationships or if the changes resulting from the acquisition cause them to consider entering into business relationships with competitors of Aetna. These disruptions could have an adverse effect on the businesses, operations, financial condition, or operating results of the combined business and our ability to realize the anticipated benefits of the acquisition.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, including through our proposed acquisition of the InterGlobal group, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific customer and member preferences as well as country-specific legal requirements, including those related to privacy, data storage, location, protection and security.

Our international operations increase our exposure to, and require us to devote significant management resources to comply with, the privacy laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the U.S. (including the FCPA) and the United Kingdom (including the Bribery Act 2010) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and management, financial and other resources over a number of years before any significant revenues or profits are generated.

Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries we are required to, or choose to, operate with local business partners, which requires us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Annual Report- Page 72

In some countries we may be exposed to currency exchange controls or other restrictions that prevent us from transferring funds internationally or converting local currencies into U.S. dollars or other currencies. Fluctuations in foreign currency exchange rates may have an impact on our revenues, operating results and cash flows from our international operations. Some of our operations are, and are increasingly likely to be, in emerging markets where these risks are heightened. Any measures we may implement to reduce the effect of volatile currencies and other risks on our international operations may not be effective.

Our exposure to all of the above risks is expected to increase as a result of the completion of the proposed acquisition of the InterGlobal group and as we seek to grow our foreign operations over the next several years.

We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future.

With our 2011 acquisition of Medicity and our current focus on consumer engagement, ACOs, collaborative provider networks and optimizing our business platforms, we have increased our commitment to HIT products and solutions, a business that is rapidly changing and highly competitive. There is no assurance that we will be able to successfully adapt to changes to the HIT marketplace, or compete effectively and earn a profit in our HIT business. Our technology products and solutions may not operate as intended. Moreover, we may not have identified and mitigated, or be able to identify and mitigate, the significant risks of pursuing the HIT business, including the risk that we will be unable to protect our proprietary rights and the risks of patent infringement and other intellectual property litigation against us.

In addition, although the HIT industry is not currently subject to significant regulation, we face an uncertain and rapidly evolving federal, state and international legislative and regulatory framework and certain of our HIT products and/or solutions could be subject to FDA regulation. New legislation and/or regulation may make it difficult to achieve and maintain compliance and could adversely affect both our ability to compete in the HIT business and the operating results of our HIT business.

We expect to continue to pursue acquisitions and other inorganic growth opportunities, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing business, be dilutive or lead us to assume significant debt, among other things.

We completed the Coventry acquisition in May 2013 and expect to continue to pursue acquisitions and other inorganic growth opportunities as part of our growth strategy. In addition to integration risks, some other risks we face with respect to acquisitions and other inorganic growth strategies include:

•	We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies;

•	The acquired businesses may not perform as projected;

•	We may not obtain the projected synergies as we integrate the acquired businesses (including Coventry);

•	We may assume unanticipated liabilities, including those that were not disclosed to us or which we underestimated;

•
The acquired businesses, or the pursuit of other inorganic growth strategies, could disrupt or compete with our existing businesses, distract management, divert resources and make it difficult to maintain our current business standards, controls, procedures and performance;

•	We may finance future acquisitions and other inorganic growth strategies by issuing common stock for some or all of the purchase price, which would dilute the ownership interests of our shareholders;

•	We may incur significant debt (whether to finance acquisitions or by assuming debt from the businesses we acquire);

•
We may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of companies we acquire, which may be difficult to accomplish;

Annual Report- Page 73

•
We may enter into merger or purchase agreements but, due to reasons within or outside our control, fail to complete the related transactions, which could result in termination fees or other penalties that could be material, material disruptions to our business and operations and negatively affect our reputation;

•	In order to complete a proposed acquisition, we may be required to divest certain portions of our business; and

•	We may be involved in litigation related to mergers or acquisitions, which may be costly to defend and may result in adverse rulings against us that could be material.

Financial Risks

We would be adversely affected if we do not effectively deploy our capital. Downgrades in our credit ratings, should they occur, could adversely affect our reputation, business, cash flows, financial condition and operating results.

Our operations generate significant capital, and we have the ability to raise additional capital. The manner in which we deploy our capital, including investments in operations (such as information technology and other strategic and capital projects), dividends, acquisitions, share and/or debt repurchases, reinsurance or other capital uses, impacts our financial strength, claims paying ability and credit ratings issued by recognized rating organizations. Credit ratings issued by nationally-recognized organizations are broadly distributed and generally used throughout our industry. Our ratings reflect each rating organization's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. We believe our credit ratings and the financial strength and claims paying ability of our principal insurance and HMO subsidiaries are important factors in marketing our products to certain of our customers. In addition, our credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital.

Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Among other things, our ratings may be affected by the assumption of debt in connection with an acquisition. For example, one of the nationally-recognized rating agencies reduced their rating of our long-term senior debt upon the closing of the Coventry acquisition. Downgrades in our ratings, should they occur, could adversely affect our reputation, business, cash flows, financial condition and operating results.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our operating results and/or our financial position.

The global capital markets, including credit markets, continue to experience volatility and uncertainty. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and surplus and is comprised largely of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the international financial markets; and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments' monetary policy, particularly U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our operating results and/or our financial position by:

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

Annual Report- Page 74

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

Annual Report- Page 75

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2013		2012		2011		2010	2009
Total revenue	$47,294.6		$36,599.8		$33,782.2		$34,252.0	$34,769.7
Net income attributable to Aetna	1,913.6		1,657.9		1,985.7		1,766.8	1,276.5
Net realized capital (losses) gains, net of tax	(6.8)		71.0		109.1		183.8	55.0
Total assets	49,871.8		41,494.5		38,593.1		37,739.4	38,550.4
Short-term debt	—		—		425.9		—	480.8
Long-term debt	8,252.6		6,481.3		3,977.7		4,382.5	3,639.5
Total Aetna shareholders' equity	$14,025.5		10,405.8		10,120.2		9,890.8	9,503.8

Per common share data:
Cumulative annual dividends declared	$.825	(1)	$.725	(1)	$.625	(1)	$.04	$.04
Net income attributable to Aetna:
Basic	5.38		4.87		5.33		4.25	2.89
Diluted	5.33		4.81		5.22		4.18	2.84

(1)
In February 2011, we announced that our Board of Directors (our “Board”) increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle.  In December 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per common share. In November 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per common share. In December 2013, our Board increased our quarterly cash dividend to shareholders to $.225 per common share.

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties regarding Aetna's future financial condition and results of operations. We acquired Coventry Health Care, Inc. (“Coventry”) in May 2013, which impacts the comparability of financial results for the year ended December 31, 2013 to prior periods.

Annual Report- Page 76

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2013	2012	2011
Revenue:
Health care premiums	$39,659.7	$28,872.0	$27,189.2
Other premiums	2,077.9	1,902.0	1,775.8
Group annuity contract conversion premium	99.0	941.4	—
Fees and other revenue (1)	4,550.5	3,853.5	3,716.1
Net investment income	916.3	922.2	933.2
Net realized capital (losses) gains	(8.8)	108.7	167.9
Total revenue	47,294.6	36,599.8	33,782.2
Benefits and expenses:
Health care costs (2)	32,896.0	23,728.9	21,653.5
Current and future benefits	2,251.4	2,010.1	1,877.7
Benefit expense on group annuity contract conversions	99.0	941.4	—
Operating expenses:
Selling expenses	1,348.6	1,105.5	1,104.8
General and administrative expenses	7,296.8	5,770.9	5,699.6
Total operating expenses	8,645.4	6,876.4	6,804.4
Interest expense	333.7	268.8	246.9
Amortization of other acquired intangible assets	214.6	142.0	120.7
Reduction of reserve for anticipated future losses
on discontinued products	(86.0)	—	—
Loss on early extinguishment of long-term debt	—	84.9	—
Total benefits and expenses	44,354.1	34,052.5	30,703.2
Income before income taxes	2,940.5	2,547.3	3,079.0
Income taxes	1,028.6	887.5	1,092.1
Net income including non-controlling interests	1,911.9	1,659.8	1,986.9
Less: Net (loss) income attributable to non-controlling interests	(1.7)	1.9	1.2
Net income attributable to Aetna	$1,913.6	$1,657.9	$1,985.7
Earnings per common share:
Basic	$5.38	$4.87	$5.33
Diluted	$5.33	$4.81	$5.22

(1)
Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $86 million, $79 million and $63 million (net of pharmaceutical and processing costs of $1.1 billion, $1.2 billion and $1.3 billion) for 2013, 2012 and 2011 respectively.

(2)
Health care costs have been reduced by Insured member co-payments related to our mail order and specialty pharmacy operations of $110 million, $127 million and $130 million for 2013, 2012 and 2011, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 77

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(Millions)	2013	2012	2011
Net income including non-controlling interests	$1,911.9	$1,659.8	$1,986.9
Other comprehensive income (loss), net of tax:
Previously impaired debt securities: (1)
Net unrealized (losses) gains
($(72.6), $3.7, and $3.7 pretax)	(47.2)	2.4	2.4
Less: reclassification of (losses) gains to earnings
($(37.1), $5.1, and $29.7 pretax)	(24.1)	3.3	19.3
Total previously impaired debt securities (1)	(23.1)	(.9)	(16.9)
All other securities:
Net unrealized (losses) gains
($(803.2), $468.3, and $518.8 pretax)	(522.1)	304.4	337.2
Less: reclassification of (losses) gains to earnings
($(36.5), $113.8, and $180.3 pretax)	(23.7)	74.4	117.2
Total all other securities	(498.4)	230.0	220.0
Foreign currency and derivatives:
Net unrealized gains (losses)
($40.6, $1.4, and $(14.2) pretax)	26.4	.9	(9.2)
Less: reclassification of losses to earnings
($(5.4), $(5.0), and $(4.3) pretax)	(3.5)	(3.3)	(2.8)
Total foreign currency and derivatives	29.9	4.2	(6.4)
Pension and other postretirement benefit (“OPEB”) plans:
Unrealized net actuarial gains (losses) arising during the period
($869.3, $(189.8), and $(402.6) pretax)	565.1	(123.4)	(261.7)
Amortization of net actuarial losses
($(77.7), $(74.7), and $(63.2) pretax)	50.5	48.6	41.1
Amortization of prior service credit
($4.1, $4.1, and $4.1 pretax)	(2.7)	(2.7)	(2.7)
Total pension and OPEB plans	612.9	(77.5)	(223.3)
Other comprehensive income (loss)	121.3	155.8	(26.6)
Comprehensive income including non-controlling interests	2,033.2	1,815.6	1,960.3
Less: Comprehensive (loss) income attributable to non-controlling interests	(1.7)	1.9	1.2
Comprehensive income attributable to Aetna	$2,034.9	$1,813.7	$1,959.1

(1)
Represents unrealized (losses) gains on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired debt security.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 78

Consolidated Balance Sheets

	At December 31,
(Millions)	2013	2012
Assets:
Current assets:
Cash and cash equivalents	$1,412.3	$2,579.2
Investments	2,063.8	2,221.9
Premiums receivable, net	1,331.2	804.7
Other receivables, net	1,780.8	808.0
Accrued investment income	211.1	194.3
Collateral received under securities loan agreements	792.6	47.1
Income taxes receivable	69.2	139.9
Deferred income taxes	521.5	426.5
Other current assets	1,536.4	1,022.8
Total current assets	9,718.9	8,244.4
Long-term investments	20,935.0	19,698.2
Reinsurance recoverables	759.8	876.8
Goodwill	10,227.5	6,214.4
Other acquired intangible assets, net	2,094.1	818.7
Property and equipment, net	721.9	540.0
Other long-term assets	1,442.1	854.9
Separate Accounts assets	3,972.5	4,247.1
Total assets	$49,871.8	$41,494.5

Liabilities and shareholders' equity:
Current liabilities:
Health care costs payable	$4,570.3	$2,992.5
Future policy benefits	734.4	739.9
Unpaid claims	705.4	620.7
Unearned premiums	458.7	403.5
Policyholders' funds	1,727.3	1,276.9
Collateral payable under securities loan agreements	792.6	47.1
Current portion of long-term debt	387.3	—
Accrued expenses and other current liabilities	3,226.9	2,367.4
Total current liabilities	12,602.9	8,448.0
Future policy benefits	6,633.9	6,853.7
Unpaid claims	1,619.3	1,546.9
Policyholders' funds	1,188.0	1,364.0
Long-term debt, less current portion	7,865.3	6,481.3
Deferred income taxes	864.2	473.5
Other long-term liabilities	1,047.5	1,650.8
Separate Accounts liabilities	3,972.5	4,247.1
Total liabilities	35,793.6	31,065.3
Commitments and contingencies (Note 18)
Shareholders' equity:
Common stock ($.01 par value; 2.6 billion shares authorized and 362.2 million shares issued and outstanding in 2013; 2.6 billion shares authorized and 327.6 million shares issued and
outstanding in 2012) and additional paid-in capital	4,382.2	1,095.3
Retained earnings	10,555.4	10,343.9
Accumulated other comprehensive loss	(912.1)	(1,033.4)
Total Aetna shareholders' equity	14,025.5	10,405.8
Non-controlling interests	52.7	23.4
Total equity	14,078.2	10,429.2
Total liabilities and shareholders' equity	$49,871.8	$41,494.5

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 79

Consolidated Statements of Shareholders’ Equity

		Attributable to Aetna
(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Aetna Shareholders' Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2010	384.4	$651.5	$10,401.9	$(1,162.6)	$9,890.8	$26.5	$9,917.3
Net income	—	—	1,985.7	—	1,985.7	1.2	1,986.9
Other decreases in non-
controlling interest	—	—	—	—	—	(3.3)	(3.3)
Other comprehensive loss (Note 9)	—	—	—	(26.6)	(26.6)	—	(26.6)
Common shares issued for benefit plans,
including tax benefits	10.4	311.7	—	—	311.7	—	311.7
Repurchases of common shares	(45.1)	(.4)	(1,812.6)	—	(1,813.0)	—	(1,813.0)
Dividends declared	—	—	(228.4)	—	(228.4)	—	(228.4)
Balance at December 31, 2011	349.7	962.8	10,346.6	(1,189.2)	10,120.2	24.4	10,144.6
Net income	—	—	1,657.9	—	1,657.9	1.9	1,659.8
Other decreases in non-
controlling interest	—	—	—	—	—	(2.9)	(2.9)
Other comprehensive income (Note 9)	—	—	—	155.8	155.8	—	155.8
Common shares issued for benefit plans,
including tax benefits	10.2	132.8	—	—	132.8	—	132.8
Repurchases of common shares	(32.3)	(.3)	(1,417.2)	—	(1,417.5)	—	(1,417.5)
Dividends declared	—	—	(243.4)	—	(243.4)	—	(243.4)
Balance at December 31, 2012	327.6	1,095.3	10,343.9	(1,033.4)	10,405.8	23.4	10,429.2
Net income (loss)	—	—	1,913.6	—	1,913.6	(1.7)	1,911.9
Other (decreases) increases in
non-controlling interest	—	(8.7)	—	—	(8.7)	31.0	22.3
Other comprehensive income (Note 9)	—	—	—	121.3	121.3	—	121.3
Common shares issued to
acquire Coventry	52.2	3,064.6	—	—	3,064.6	—	3,064.6
Common shares issued for benefit plans,
including tax benefits	5.4	231.2	—	—	231.2	—	231.2
Repurchases of common shares	(23.0)	(.2)	(1,407.5)	—	(1,407.7)	—	(1,407.7)
Dividends declared	—	—	(294.6)	—	(294.6)	—	(294.6)
Balance at December 31, 2013	362.2	$4,382.2	$10,555.4	$(912.1)	$14,025.5	$52.7	$14,078.2

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 80

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2013	2012	2011
Cash flows from operating activities:
Net income including non-controlling interests	$1,911.9	$1,659.8	$1,986.9
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital losses (gains)	8.8	(108.7)	(167.9)
Depreciation and amortization	569.1	449.9	447.2
Debt fair value amortization	(39.4)	—	—
Equity in (earnings) losses of affiliates, net	(43.6)	(46.9)	1.4
Stock-based compensation expense	127.1	122.2	141.4
Reduction of reserve for anticipated future losses on discontinued products	(86.0)	—	—
Reversal of allowance and gain on sale of reinsurance recoverable	(49.4)	—	—
Amortization of net investment premium	58.5	21.7	1.9
Loss on early extinguishment of long-term debt	—	84.9	—
Changes in assets and liabilities:
Accrued investment income	2.5	12.1	6.7
Premiums due and other receivables	(261.7)	(163.7)	16.4
Income taxes	52.0	98.6	154.9
Other assets and other liabilities	28.9	(340.2)	21.5
Health care and insurance liabilities	2.4	25.5	(103.0)
Other, net	(2.4)	9.7	3.7
Net cash provided by operating activities	2,278.7	1,824.9	2,511.1
Cash flows from investing activities:
Proceeds from sales and maturities of investments	13,798.7	11,387.9	9,953.0
Cost of investments	(13,595.1)	(11,272.4)	(9,905.5)
Additions to property, equipment and software	(479.1)	(338.2)	(372.0)
Cash used for acquisitions, net of cash acquired	(1,646.8)	(8.6)	(1,555.7)
Other, net	2.5	—	—
Net cash used for investing activities	(1,919.8)	(231.3)	(1,880.2)
Cash flows from financing activities:
Repayment of long-term debt	—	(277.2)	(900.0)
Issuance of long-term debt	—	2,664.8	480.1
Net (repayment) issuance of short-term debt	—	(425.9)	425.9
Deposits and interest credited for investment contracts	5.2	5.7	5.6
Withdrawals of investment contracts	(10.7)	(17.0)	(8.9)
Common shares issued under benefit plans, net	11.8	(44.5)	125.5
Stock-based compensation tax benefits	83.4	50.3	38.5
Common shares repurchased	(1,407.7)	(1,417.5)	(1,813.0)
Dividends paid to shareholders	(278.7)	(239.1)	(167.2)
Collateral on interest rate swaps	39.9	9.2	(2.0)
Contributions (distributions), non-controlling interests	31.0	(2.9)	(3.3)
Net cash (used for) provided by financing activities	(1,525.8)	305.9	(1,818.8)
Net (decrease) increase in cash and cash equivalents	(1,166.9)	1,899.5	(1,187.9)
Cash and cash equivalents, beginning of period	2,579.2	679.7	1,867.6
Cash and cash equivalents, end of period	$1,412.3	$2,579.2	$679.7

 Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 81

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

•
Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk) and emerging businesses products and services, such as Accountable Care Solutions (“ACS”), that complement and enhance our medical products. Medical products include point-of-service (“POS”), preferred provider organization (“PPO”), health maintenance organization (“HMO”) and indemnity benefit (“Indemnity”) plans. Medical products also include health savings accounts (“HSAs”) and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, workers' compensation administrative services and products that provide access to our provider network in select geographies.

•
Group Insurance primarily includes group life insurance and group disability products. Group life insurance products are offered on an Insured basis, and include basic and supplemental group term life, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group disability products consist primarily of short-term and long-term disability products (and products which combine both), which are offered to employers on both an Insured and an ASC basis, and absence management services offered to employers, which include short-term and long-term disability administration and leave management. Group Insurance also includes long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers.

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 20 beginning on page 137 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss attributable to Aetna, excluding net realized capital gains or losses and other items, if any) (refer to Note 19 beginning on page 135 for segment financial information).

On May 7, 2013 (the “Effective Date”), we completed the acquisition of Coventry in a transaction valued at approximately $8.7 billion, including the fair value of Coventry's outstanding debt (refer to Note 3 beginning on page 91 for additional information).

Annual Report- Page 82

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally-accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose other than those disclosed in Note 21 beginning on page 140.

Reclassifications
Certain reclassifications were made to 2011 and 2012 financial information to conform with 2013 presentation.

New Accounting Standards
Testing Intangibles for Impairment
Effective January 1, 2013, we adopted new accounting guidance for testing indefinite-lived intangible assets for impairment. Under this guidance, an entity has the option first to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If management determines that an indefinite-lived intangible asset's fair value is likely greater than its carrying value, then no additional analysis is necessary, as the indefinite-lived intangible asset is not impaired. The adoption of this new guidance did not have an impact on our financial position or operating results.

Future Application of Accounting Standards
Fees Paid to the Federal Government by Health Insurers
Effective January 1, 2014, we will adopt new accounting guidance relating to the recognition and income statement reporting of the mandated fee to be paid to the federal government by health insurers. This guidance applies to the new health insurer fee enacted in the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, “Health Care Reform”). This new accounting guidance results in the recognition of the expense associated with the fee on a straight-line basis beginning in 2014. The health insurer fee will be recorded within operating expenses, and we project that our expense for this fee in 2014 will range from $575 million to $625 million. This fee will not be tax deductible.

Amendments to the Scope, Measurement and Disclosure Requirements of Investment Companies
Effective January 1, 2014, we will adopt new accounting guidance relating to the approach for determining whether an entity is considered an investment company for accounting purposes. This guidance clarifies the characteristics and sets measurement and disclosure requirements for an investment company for accounting purposes. Early adoption of this guidance is permitted and is not expected to have an impact on our financial position or operating results.

Accounting for Investments in Qualified Affordable Housing Projects
Effective January 1, 2015, we will be permitted to make an accounting policy election whether to adopt new accounting guidance relating to the recognition of amortization of investments in qualified affordable housing projects. The guidance sets forth a new method of measurement, referred to as the proportional amortization method, under which income and expense items related to qualified affordable housing projects would be allocated to the income taxes line item. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

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

Annual Report- Page 83

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

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our balance sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 10 beginning on page 107 for additional information on how we estimate the fair value of these investments. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in the fair value of a debt security is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in our operating results, and the amount of the non-credit related component is included in other comprehensive income, unless we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security prior to its anticipated recovery. We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

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

Mortgage Loans
We carry the value of our mortgage loan investments on our balance sheets at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio.

The quarterly impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio.  We would establish an additional allowance for loan losses if it were probable that there would be a credit loss on a group of similar mortgage loans.  We consider the following characteristics and risk factors when evaluating if a credit loss is probable:  loan to value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition. As a result of that evaluation, we determined that a credit loss was not probable and did not record any additional allowance for loan losses with respect to performing mortgage loans in 2013, 2012 or 2011.

Annual Report- Page 84

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

Other Investments
Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships), investment real estate, derivatives and bank loans. We typically do not have a controlling ownership in our alternative investments, and therefore we apply the equity method of accounting for these investments. We invest in real estate for the production of income. We carry the value of our investment real estate on our balance sheets at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss. We also invest in bank loans, which are typically secured commercial loans. We invest in bank loans for the production of income. We carry the value of our investment in bank loans on our balance sheets at amortized cost, net of any allowance for impairments. If any of our bank loans are considered held-for-sale, we carry those loans at the lower of cost or fair value.

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

Refer to Note 20 beginning on page 137 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to reduce our required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2013, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

We enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products. We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas where we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from unrelated insurance companies in the three years ended December 31, 2013.

Goodwill
We have made acquisitions that included a significant amount of goodwill and other intangible assets. When we complete an acquisition, we apply the acquisition method of accounting, which among other things, requires the recognition of goodwill (which represents the excess cost of the acquisition over the fair value of net assets acquired and identified intangible assets).

Annual Report- Page 86

We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Impairments, if any, would be classified as an operating expense. There were no goodwill impairment losses recognized, and the fair value of each reporting unit substantially exceeded its carrying value in each of the three years ended December 31, 2013, 2012 or 2011.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used discount rates that correspond to a weighted-average cost of capital consistent with a market-participant view. The discount rates are consistent with those used for investment decisions and take into account the operating plans and strategies of the Health Care and Group Insurance segments. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses, impacts of health care reform fees, assessments and taxes and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At December 31, 2013 and 2012, the historical cost of property and equipment was approximately $852 million and $1.1 billion, respectively, and the related accumulated depreciation was approximately $130 million and $563 million, respectively. Refer to Note 7 beginning on page 99 for cost and accumulated amortization associated with other acquired intangibles. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from two to forty years.

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

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that the carrying value of an asset may not be recoverable, we group the asset with other assets and liabilities at the lowest level for which independent identifiable cash flows are available and estimate the future undiscounted cash flows expected to result from future use of the asset group and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset group, we recognize an impairment loss for the amount by which the carrying value of the asset group exceeds its fair value. There were no material impairment losses recognized in the three years ended December 31, 2013, 2012 or 2011.

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

Annual Report- Page 87

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

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 1.3% to 11.3% in both 2013 and 2012. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2013 and 2012. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and life insurance waiver of premium contracts. The discounted unpaid claim liabilities were $1.9 billion and $1.8 billion at December 31, 2013 and 2012, respectively. The undiscounted value of these unpaid claim liabilities was $2.6 billion and $2.5 billion at December 31, 2013 and 2012, respectively. The discount rates generally reflect our expected investment returns for the investments supporting all incurral years of these liabilities and ranged from 3.3% to 6.0% in 2013 and 3.5% to 6.0% in 2012. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Annual Report- Page 88

Policyholders' funds
Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2013, interest rates for pension and annuity investment contracts ranged from 3.8% to 12.2%, and interest rates for group life and health contracts ranged from 0% to 3.2%. In 2012, interest rates for pension and annuity investment contracts ranged from 3.5% to 11.1%, and interest rates for group life and health contracts ranged from 0% to 3.3%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We review health care and other insurance liabilities periodically. We reflect any necessary adjustments during the current period in operating results. While the ultimate amount of claims and related expenses are dependent on future developments, it is management's opinion that the liabilities that have been established are adequate to cover such costs. The health care and other insurance liabilities that are expected to be paid within twelve months are classified as current on our balance sheets.

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2013 or 2012.

Health Care Contract Acquisition Costs
Health care benefits products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, premium revenue subject to the minimum MLR rebate requirements of Health Care Reform is recorded net of the estimated minimum MLR rebates for the current calendar year. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectible accounts, over the term of the coverage. Other premium revenue for Large Case Pensions' limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectible accounts on premiums receivable was $90 million and $74 million at December 31, 2013 and 2012, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectible accounts on other receivables was $34 million and $16 million at December 31, 2013 and 2012, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of members. Such adjustments are reasonably estimable at the outset of the contract, and adjustments to those estimates are made based on actual experience of the customer emerging under the contract and the terms of the underlying contract.

Annual Report- Page 89

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Fees and other revenue also includes fees related to our workers' compensation administrative services products and services. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's benefit claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. Each period we estimate our obligations under the terms of these guarantees and record it as an offset to our ASC fees.

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

Accounting for the Medicare Part D Prescription Drug Program (“PDP”)
We were selected by the Centers for Medicare & Medicaid Services (“CMS”) to be a national provider of PDP in all 50 states to both individuals and employer groups in 2013, 2012 and 2011. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk-sharing arrangement to limit our exposure to unexpected expenses.

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

Allocation of Operating Expenses
We allocate to the business segments centrally-incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and the financing components of our pension and other post-retirement benefit plan expense are not allocated to the reporting segments, since they are not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment financial information. Refer to Note 19 beginning on page 135 for additional information.

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

Annual Report- Page 90

Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible. Penalties and interest on our tax positions are classified as a component of our income tax provision.

3.	Acquisitions; Completed Disposition

Acquisition of Coventry
On August 19, 2012, we entered into a definitive agreement (as amended, the “Merger Agreement”) to acquire Coventry. On the Effective Date, we completed our acquisition of Coventry in a transaction valued at approximately $8.7 billion, including the $1.8 billion fair value of Coventry's outstanding long-term debt. Coventry's products included a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers' compensation administrative services, and network rental services. In November 2012, we issued $2.0 billion of long-term debt to fund a portion of the cash purchase price.

Pursuant to the terms of the Merger Agreement, an Aetna subsidiary merged with and into Coventry (the “Merger”), with Coventry continuing as the surviving corporation and a wholly-owned subsidiary of Aetna. Under the terms of the Merger Agreement, Coventry stockholders received $27.30 in cash and 0.3885 of an Aetna common share for each share of Coventry common stock (including restricted shares but excluding shares held by Coventry as treasury stock) outstanding at the effective time of the Merger. As a result, on the Effective Date, we issued approximately 52.2 million Aetna common shares with a fair value of approximately $3.1 billion and paid approximately $3.8 billion in cash in exchange for all of the outstanding shares of Coventry common stock and outstanding awards. Substantially all of Coventry's outstanding equity awards vested and were paid out in cash and canceled in connection with the Merger. An insignificant amount of outstanding Coventry equity awards that pursuant to their terms did not vest at the effective time of the Merger (the “Rollover Units”) and were converted into cash-settled Aetna restricted stock units in connection with the Merger. We funded the cash portion of the purchase price with a combination of proceeds from the issuance of long-term debt and commercial paper and available cash on hand.

Annual Report- Page 91

The components of consideration transferred for the acquisition of Coventry were as follows:
(Certain amounts may reflect rounding adjustments)

	Conversion		Form of
(Millions, except per common share data)	Calculation	Fair Value	Consideration
Consideration Transferred:
Number of shares of Coventry common stock outstanding at May 7, 2013:	133.7
Multiplied by Aetna's share price at May 7, 2013, multiplied by the			Aetna
exchange ratio ($58.69*0.3885)	$22.80	$3,047.4	Common Shares
Multiplied by the per common share cash consideration	$27.30	$3,648.7	Cash
Number of shares underlying in-the-money Coventry stock options vested and unvested
outstanding as of May 7, 2013, canceled and exchanged for cash	4.9
Multiplied by the excess, if any, of (1) the sum of (x) the per common share cash consideration plus (y) the Aetna closing share price (1)
multiplied by the exchange ratio ($57.93*0.3885) over
(2) the weighted-average exercise price of such
in-the-money stock options	$15.94	$78.1	Cash
Number of Coventry performance share units and restricted stock
units outstanding at May 7, 2013, canceled and paid in cash	1.6
Multiplied by the equity award cash consideration	$49.8	$58.5	Cash (2)
Number of Coventry restricted shares outstanding at May 7, 2013:	1.1
Less: employee tax withholdings	(.4)	$18.8	Cash
Net restricted shares outstanding at May 7, 2013	.7
Multiplied by Aetna's share price at May 7, 2013, multiplied by			Aetna
the exchange ratio ($58.69*0.3885)	$22.80	$17.20	Common Shares
Multiplied by the per common share cash consideration	$27.30	$20.50	Cash
Other consideration transferred (3)		6.9
Total consideration transferred		$6,896.1

(1)
Based on the average of the volume weighted averages of the trading prices of Aetna common shares on the New York Stock Exchange for each of the five consecutive trading days ending on the trading day that was two trading days prior to the Effective Date.

(2)
Pursuant to the terms of certain employment agreements, an aggregate of approximately .5 million performance share units and restricted stock units did not automatically vest upon the change of control of Coventry. In the absence of such automatic vesting upon a change in control, pursuant to GAAP, Aetna estimated the fair value of these awards at the Effective Date and attributed that fair value to pre-Merger and post-Merger services. Accordingly, $6.9 million of the fair value of these awards was attributed to pre-Merger services and is included in the estimated consideration transferred, and approximately $19.0 million has been accounted for in Aetna's post-Merger financial statements as transaction-related costs and reflected as a selling, general and administrative expense in Aetna's statements of income.

(3)
Certain of Coventry's named executive officers received payments pursuant to employment agreements entered into prior to the Coventry acquisition. The total compensation paid in cash pursuant to such agreements in connection with the Merger was $6.5 million. Other consideration transferred also includes the portion of the fair value of the Rollover Units that was attributed to pre-Merger services. The fair value of the Rollover Units attributable to post-Merger services has been recorded as selling, general and administrative expense in Aetna's post-Merger financial statements.

Annual Report- Page 92

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values at the Effective Date. The following table summarizes the estimated fair values of major classes of assets acquired and liabilities assumed as part of the Merger, reconciled to the total consideration transferred:

At May 7,
(Millions)	2013
Cash and cash equivalents	$2,195.6
Investments	2,156.4
Premiums and other receivables, net	1,141.1
Intangible assets acquired	1,490.0
Property and equipment	174.8
Other assets	128.7
Total assets acquired	7,286.6
Health care costs payable	1,440.1
Long-term debt	1,803.8
Net deferred tax liabilities (1)	272.9
Other liabilities	888.5
Total liabilities assumed	4,405.3
Total identifiable net assets	2,881.3
Goodwill acquired	4,014.8
Total consideration transferred	$6,896.1

(1)	Includes $521.5 million of deferred tax liabilities on identifiable intangible assets acquired and $75.8 million of deferred tax assets on the fair value adjustment to Coventry's outstanding debt.

The estimate of fair value results from judgments about future events which reflect a number of uncertainties and relies on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as intangible asset lives, can materially impact our operating results. We will finalize the Coventry purchase accounting for the various preliminary items as soon as reasonably possible during the measurement period. The finalization of our purchase accounting assessment could result in changes in the valuation of assets and liabilities acquired which could be material.

As of the Effective Date, the expected fair value of premiums receivable and other receivables approximated their historical cost. The gross contractual receivable for premiums receivable was $485.5 million, of which $12.5 million is not expected to be collectible. The gross contractual receivable for other receivables was $682.2 million, of which $14.1 million is not expected to be collectible.

In connection with the acquisition of Coventry, all of Coventry's outstanding debt remained outstanding. Debt is required to be measured at fair value under the acquisition method of accounting. As a result of this fair value adjustment, the carrying value of Coventry's debt increased by approximately $217 million; this increase is being amortized as a reduction to interest expense over the remaining life of the debt.

Annual Report- Page 93

The fair value and weighted-average amortization period for all intangible assets acquired are as follows:

		Accumulated		Weighted-average
(Millions, except useful life)	Fair Value	Amortization	Net Balance	Amortization Period (Years)
Customer lists	$810.0	$52.8	$757.2	10.0
Provider networks	550.0	21.1	528.9	17.0
Trademarks/trade names	100.0	6.5	93.5	10.0
Technology	30.0	4.9	25.1	4.0
Total	$1,490.0	$85.3	$1,404.7	12.5

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other intangible assets acquired that do not qualify for separate recognition. Specifically, the goodwill recognized with the acquisition of Coventry includes expected synergies and other benefits that we believe will result from combining the operations of Coventry with the operations of Aetna, as well as any intangible assets that do not qualify for separate recognition.

We preliminarily recorded goodwill related to this acquisition of approximately $4.0 billion, of which $267 million will be tax deductible. The tax deductible goodwill will be amortized over the remaining tax life at the Effective Date and will be fully amortized in 2027. All of the goodwill related to this acquisition has been assigned to our Health Care segment.

Subsequent to the initial purchase price allocation and within the one year measurement period, information was obtained that allowed us to value the liability related to certain contractual minimum volume commitments that existed with a supplier as of the Effective Date. As a result, we adjusted the fair value of other liabilities and goodwill acquired in the Coventry acquisition to include the estimated financial impact of these commitments.

The amounts recognized for certain assets acquired and liabilities assumed are preliminary until the initial accounting for the acquisition is complete. The following items, among others, are considered preliminary until we gather sufficient information for the initial accounting to be complete:

•	the nature and amounts recognized for current and deferred income tax assets and liabilities;

•
the nature, amounts recognized and measurement basis of certain liabilities, including liabilities arising from contingencies recognized at acquisition (refer to Note 18 beginning on page 130 for additional information); and

•	quantitative information related to goodwill recorded at acquisition.

In connection with the November 2012 $2.0 billion offering of long-term debt to fund a portion of the cash purchase price of the Coventry acquisition, we recognized an asset for deferred debt issuance costs, which is being amortized over the weighted-average contractual life of the long-term debt. During 2013, we recorded $1.6 million of amortization expense related to these deferred issuance costs, and as of December 31, 2013, the remaining balance of unamortized debt issuance costs was $14.5 million.

Actual and Pro Forma Impact of Acquisition
The results of Coventry have been included in our results on and after the Effective Date through December 31, 2013. The following table presents the total revenue and net income attributable to Aetna of Coventry included in our results for the year ended December 31, 2013:

(Millions)	2013
Total revenue	$9,118.8
Net income attributable to Aetna	265.2

Annual Report- Page 94

The following table presents supplemental pro forma information as if the Merger had occurred on January 1, 2012 for the years ended December 31, 2013 and 2012. The pro forma consolidated results are not necessarily indicative of what our consolidated results would have been had the Merger been completed on January 1, 2012. In addition, the pro forma consolidated results do not purport to project the future results of the combined company nor do they reflect the expected realization of any cost savings associated with the Merger.

	Year Ended December 31,
(Millions, except per common share data)	2013	2012
Total revenue	$52,089.3	$50,282.6
Net income attributable to Aetna	2,144.6	2,115.1
Earnings per share:
Basic	5.75	5.39
Diluted	5.69	5.33

We incurred transaction-related costs of $77.6 million ($95.8 million pretax) and $22.7 million ($28.4 million pretax) during the years ended December 31, 2013 and 2012, respectively, related to the acquisition of Coventry. Transaction costs include advisory, legal and other professional fees and transaction-related payments that are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses, as well as the cost of the bridge credit agreement that was in effect prior to the Coventry acquisition, which is reflected in the GAAP Consolidated Statements of Income in interest expense. Transaction costs also include transaction-related payments as well as expenses related to the negative cost of carry associated with the permanent financing that we obtained in November 2012 for the acquisition of Coventry. The components of the negative cost of carry are reflected in our GAAP Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses.

The unaudited pro forma consolidated results for the years ended December 31, 2013 and 2012 reflect the following pro forma adjustments:

•	Elimination of intercompany transactions between Aetna and Coventry, primarily related to network rental fees.

•	Foregone interest income associated with cash and cash equivalents and investments assumed to have been used to partially fund the Merger.

•	Foregone interest income associated with adjusting the amortized cost of Coventry's investment portfolio to fair value as of the completion of the Merger.

•
Elimination of historical Coventry intangible asset amortization expense and capitalized internal-use software amortization expense and addition of intangible asset amortization expense relating to intangibles valued as part of the acquisition.

•
Additional interest expense from the long-term debt Aetna issued in November 2012 as well as the interest expense on short-term debt Aetna issued in March and April 2013. Interest expense was also reduced for the amortization of the fair value adjustment to long-term debt.

•	Elimination of transaction-related costs incurred by Aetna and/or Coventry during 2013 and 2012.

•	Adjustment of the modifications above for the applicable tax impact.

•	Conforming adjustments to align Coventry's presentation to Aetna's accounting policies.

•
Elimination of revenue and directly identifiable costs related to the sale of Aetna's Missouri Medicaid business, Missouri Care, Incorporated (“Missouri Care”), to WellCare Health Plans, Inc. on March 31, 2013.

Completed Disposition
In connection with the acquisition of Coventry, on March 31, 2013, we completed the sale of Missouri Care to WellCare Health Plans, Inc. The sale price was not material and did not have a material impact on our financial position or operating results.

Annual Report- Page 95

Proposed Acquisition of the InterGlobal Group
In November 2013, we entered into a definitive agreement to acquire the InterGlobal group, a company that specializes in international private medical insurance for groups and individuals in the Middle East, Asia, Africa and Europe. The purchase price is not material. We expect to finance the acquisition using available resources.

2011 Acquisitions
During 2011, we completed the acquisitions of Medicity Inc. (“Medicity”), Prodigy Health Group (“Prodigy”), Genworth's Medicare Supplement business and related blocks of in-force business and PayFlex Holdings, Inc. (“PayFlex”). Each of these acquisitions was funded using available resources. Refer to Note 7 on page 99 for additional information.

•	Medicity Inc.
In January 2011, we acquired Medicity, a health information exchange company, for approximately $490 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $385 million, an immaterial amount of which is tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•	Prodigy Health Group
In June 2011, we acquired Prodigy, a third-party administrator of self-funded health care plans, for approximately $600 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $445 million, of which approximately $52 million is tax deductible.  All of the goodwill related to this acquisition was assigned to our Health Care segment.

•	Genworth Financial, Inc.'s Medicare Supplement Business and Related Blocks of In-Force Business
In October 2011, we acquired Genworth's Medicare Supplement business and related blocks of in-force business for approximately $276 million. We recorded $53 million of goodwill related to this transaction. The excess of the purchase price over the fair market value of the net assets acquired, including goodwill, is tax deductible as a result of the transaction being treated as an asset purchase for tax purposes. All of the goodwill related to this acquisition was assigned to our Health Care segment.

•	PayFlex Holdings, Inc.
In October 2011, we acquired PayFlex, one of the nation’s largest independent account-based health plan administrators, for approximately $200 million, net of cash acquired.  We recorded goodwill related to this transaction of approximately $149 million, an immaterial amount of which is tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment.

Annual Report- Page 96

4.	Earnings Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Aetna by the weighted average number of common shares outstanding during the reporting period.  Diluted EPS is computed in a similar manner, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of our outstanding stock-based compensation awards, but only if the effect is dilutive.

The computations of basic and diluted EPS for 2013, 2012 and 2011 are as follows:

(Millions, except per common share data)	2013	2012	2011
Net income attributable to Aetna	$1,913.6	$1,657.9	$1,985.7
Weighted average shares used to compute basic EPS	355.4	340.1	372.5
Dilutive effect of outstanding stock-based compensation awards	3.8	4.9	7.7
Weighted average shares used to compute diluted EPS	359.2	345.0	380.2
Basic EPS	$5.38	$4.87	$5.33
Diluted EPS	$5.33	$4.81	$5.22

The stock-based compensation awards excluded from the calculation of diluted EPS for 2013, 2012 and 2011 are as follows:

(Millions)	2013	2012	2011
Stock appreciation rights ("SARs") (1)	1.7	8.3	12.4
Market stock units ("MSUs") (2)	.4	.2	—
Performance stock units ("PSUs") (2)	.7	.5	.3
Performance stock appreciation rights ("PSARs") (2)	.7	—	—

(1)	SARs are excluded from the calculation of diluted EPS if the exercise price is greater than the average market price of Aetna common shares during the period (i.e., the awards are anti-dilutive).

(2)
PSUs, certain MSUs with performance conditions, and PSARs are excluded from the calculation of diluted EPS if all necessary performance conditions have not been satisfied at the end of the reporting period (refer to Note 12 beginning on page 121 for additional information about PSARs).

All outstanding stock options were included in the calculation of diluted EPS for 2013, and the stock options not included in the calculation of diluted EPS for 2012 and 2011 were not material.

In connection with the May 7, 2013 acquisition of Coventry, we issued approximately 52.2 million Aetna common shares in exchange for all the outstanding shares of Coventry common stock. Those Aetna common shares were outstanding and included in the calculation of weighted average shares used to compute basic EPS for the period from the Effective Date through December 31, 2013. In future periods, those Aetna common shares will be outstanding for the full reporting period and will be weighted accordingly.

Annual Report- Page 97

5.	Operating Expenses

For 2013, 2012 and 2011, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2013	2012	2011
Selling expenses	$1,348.6	$1,105.5	$1,104.8
General and administrative expenses:
Salaries and related benefits	4,139.5	3,115.3	3,284.3
Other general and administrative expenses	3,157.3	2,655.6	2,415.3
Total general and administrative expenses (1)	7,296.8	5,770.9	5,699.6
Total operating expenses	$8,645.4	$6,876.4	$6,804.4

(1)
In 2013, includes: transaction, integration-related and restructuring costs of $314.6 million and a reduction of expenses related to reversal of an allowance on a reinsurance recoverable of $42.2 million. In 2012, includes: a litigation-related charge of $120.0 million, transaction and integration-related costs of $16.2 million and a severance and facilities charge of $37.0 million. In 2011, includes a charge of $137.0 million related to the voluntary early retirement program that we announced in July 2011.

Refer to the reconciliation of operating earnings to net income attributable to Aetna in Note 19 beginning on page 135 for additional information.

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2013, 2012 and 2011:

(Millions)	2013	2012	2011
Health care costs payable, beginning of the period	$2,992.5	$2,675.5	$2,630.9
Less: Reinsurance recoverables	3.8	3.3	1.7
Health care costs payable, beginning of the period, net	2,988.7	2,672.2	2,629.2
Acquisition of businesses	1,440.1	—	89.4
Add: Components of incurred health care costs
Current year	33,344.8	23,875.6	22,047.9
Prior years	(448.8)	(146.7)	(394.4)
Total incurred health care costs	32,896.0	23,728.9	21,653.5
Less: Claims paid
Current year	30,112.7	21,067.7	19,642.9
Prior years	2,608.0	2,344.7	2,057.0
Total claims paid	32,720.7	23,412.4	21,699.9
Disposition of business	(42.3)	—	—
Health care costs payable, end of period, net	4,561.8	2,988.7	2,672.2
Add: Reinsurance recoverables	8.5	3.8	3.3
Health care costs payable, end of the period	$4,570.3	$2,992.5	$2,675.5

Our prior year estimates of health care costs payable decreased by approximately $449 million, $147 million and $394 million in 2013, 2012 and 2011, respectively, resulting from claims being settled for amounts less than originally estimated. These reductions were primarily the result of lower health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. This development does not directly correspond to an increase in our current year operating results as these reductions were offset by estimated current period health care costs when we established our estimate of the current year health care costs payable.

The acquisition of Coventry resulted in a $1.4 billion increase in health care costs payable at the Effective Date (refer to Note 3 beginning on page 91 for additional information).

Annual Report- Page 98

7.	Goodwill and Other Acquired Intangible Assets

As discussed in Note 3, we completed the Coventry acquisition in 2013. In accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The change in goodwill in 2013 and 2012 is as follows:

(Millions)	2013	2012
Balance, beginning of the period	$6,214.4	$6,203.9
Goodwill acquired:
Coventry (1)	4,014.8	—
Prodigy	—	(1.7)
Medicity	—	.1
PayFlex	—	1.6
Genworth	—	1.5
Other	(1.7)	9.0
Balance, end of the period (2)	$10,227.5	$6,214.4

(1)	Goodwill related to the acquisition of Coventry is considered preliminary, pending the final allocation of the applicable purchase price.

(2)	At both December 31, 2013 and 2012, approximately $113 million was assigned to the Group Insurance segment, with the remainder assigned to the Health Care segment.

Other acquired intangible assets at December 31, 2013 and 2012 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2013
Provider networks	$1,253.2	$508.8	$744.4	12-25	(1)
Customer lists	1,347.0	361.8	985.2	5-14	(1)
Value of business acquired	149.2	48.5	100.7	20	(2)
Technology	146.6	49.5	97.1	4-10
Other	6.7	1.8	4.9	2-15
Definite-lived trademarks	165.0	25.5	139.5	9-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$3,090.0	$995.9	$2,094.1
2012
Provider networks	$703.2	$458.2	$245.0	12-25	(1)
Customer lists	657.4	370.2	287.2	5-14	(1)
Value of business acquired	149.2	29.2	120.0	20	(2)
Technology	116.6	28.0	88.6	5-10
Other	6.7	1.5	5.2	2-15
Definite-lived trademarks	65.0	14.6	50.4	9-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$1,720.4	$901.7	$818.7

(1)
The amortization period for our provider networks and customer lists includes an assumption of renewal or extension of these arrangements.  At December 31, 2013 and 2012, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years and the period prior to the next renewal or extension for our customer lists was approximately one year and two years, respectively. Any costs related to the renewal or extension of these contracts are expensed as incurred.

(2)	VOBA is being amortized over the expected life of the acquired contracts in proportion to estimated premium.

Annual Report- Page 99

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2014	$238.4
2015	222.5
2016	215.5
2017	201.1
2018	192.9

8.	Investments

Total investments at December 31, 2013 and 2012 were as follows:

	2013			2012
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$1,977.4	$17,753.0	$19,730.4	$2,006.8	$16,821.0	$18,827.8
Mortgage loans	84.9	1,464.7	1,549.6	214.4	1,429.2	1,643.6
Other investments	1.5	1,717.3	1,718.8	.7	1,448.0	1,448.7
Total investments	$2,063.8	$20,935.0	$22,998.8	$2,221.9	$19,698.2	$21,920.1

At December 31, 2013 and 2012, we held investments of approximately $794.2 million and $929.2 million, respectively, related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. These investments are included in the total investments of our Large Case Pensions segment supporting non-experience-rated products. Although these investments are not accounted for as separate account assets, they are legally segregated and are not subject to claims that arise out of our business and only support Aetna's future policy benefits obligations under that group annuity contract. Refer to Notes 2 and 19 beginning on pages 83 and 135 for additional information.

On the Effective Date, we completed the acquisition of Coventry. As a result, on that date we acquired approximately $2.2 billion of current and long-term investments, primarily consisting of municipal bonds and U.S. corporate debt securities.

Annual Report- Page 100

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2013 and 2012 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2013
Debt securities:
U.S. government securities	$1,396.8	$68.7	$(3.0)		$1,462.5
States, municipalities and political subdivisions	4,118.5	126.6	(82.8)		4,162.3
U.S. corporate securities	7,559.0	493.7	(110.1)		7,942.6
Foreign securities	3,209.6	198.9	(53.0)		3,355.5
Residential mortgage-backed securities	928.4	16.9	(21.1)		924.2
Commercial mortgage-backed securities	1,323.5	88.2	(4.7)	(1)	1,407.0
Other asset-backed securities	343.4	8.3	(2.1)	(1)	349.6
Redeemable preferred securities	56.8	8.6	—		65.4
Total debt securities	18,936.0	1,009.9	(276.8)		19,669.1
Equity securities	38.5	26.5	(3.7)		61.3
Total debt and equity securities (2)	$18,974.5	$1,036.4	$(280.5)		$19,730.4
December 31, 2012
Debt securities:
U.S. government securities	$1,413.4	$147.9	$(1.8)		$1,559.5
States, municipalities and political subdivisions	2,770.9	267.9	(4.3)		3,034.5
U.S. corporate securities	6,926.2	871.7	(7.3)		7,790.6
Foreign securities	2,988.1	391.3	(8.8)		3,370.6
Residential mortgage-backed securities	929.5	49.9	(.4)		979.0
Commercial mortgage-backed securities	1,268.7	149.7	(1.8)	(1)	1,416.6
Other asset-backed securities	517.4	28.3	(3.6)	(1)	542.1
Redeemable preferred securities	89.6	12.3	(7.3)		94.6
Total debt securities	16,903.8	1,919.0	(35.3)		18,787.5
Equity securities	38.3	5.1	(3.1)		40.3
Total debt and equity securities (2)	$16,942.1	$1,924.1	$(38.4)		$18,827.8

(1)
At December 31, 2013 and 2012, we held securities for which we previously recognized $22.8 million and $25.2 million, respectively, of non-credit related impairments in accumulated other comprehensive loss. These securities had a net unrealized capital gain at December 31, 2013 and 2012 of $6.6 million and $9.6 million, respectively.

(2)
Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 137 for additional information on our accounting for discontinued products).  At December 31, 2013, debt and equity securities with a fair value of approximately $3.7 billion, gross unrealized capital gains of $291.3 million and gross unrealized capital losses of $60.3 million and, at December 31, 2012, debt and equity securities with a fair value of approximately $4.0 billion, gross unrealized capital gains of $559.4 million and gross unrealized capital losses of $19.4 million were included in total debt and equity securities, but support our experience-rated and discontinued products.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income.

Annual Report- Page 101

The fair value of debt securities at December 31, 2013 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:
Less than one year	$721.8
One year through five years	5,412.0
After five years through ten years	5,799.8
Greater than ten years	5,054.7
Residential mortgage-backed securities	924.2
Commercial mortgage-backed securities	1,407.0
Other asset-backed securities	349.6
Total	$19,669.1

Mortgage-Backed and Other Asset-Backed Securities
All of our residential mortgage-backed securities at December 31, 2013 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government.  At December 31, 2013, our residential mortgage-backed securities had an average credit quality rating of AAA and a weighted average duration of 5.1 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the United States. Significant market observable inputs used to value these securities include probability of default and loss severity.  At December 31, 2013, these securities had an average credit quality rating of AA+ and a weighted average duration of 2.5 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables and home equity loans).  Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default.  At December 31, 2013, these securities had an average credit quality rating of AA+ and a weighted average duration of 2.7 years.

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

Annual Report- Page 102

Summarized below are the debt and equity securities we held at December 31, 2013 and 2012 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2013
Debt securities:
U.S. government securities	$555.9	$2.7	$13.4	$.3	$569.3	$3.0
States, municipalities and political subdivisions	1,779.9	73.1	132.4	9.7	1,912.3	82.8
U.S. corporate securities	2,196.8	88.0	170.0	22.1	2,366.8	110.1
Foreign securities	875.2	43.5	90.9	9.5	966.1	53.0
Residential mortgage-backed securities	541.1	17.3	35.0	3.8	576.1	21.1
Commercial mortgage-backed securities	162.4	4.2	25.0	.5	187.4	4.7
Other asset-backed securities	87.8	1.9	7.7	.2	95.5	2.1
Redeemable preferred securities	4.4	—	—	—	4.4	—
Total debt securities	6,203.5	230.7	474.4	46.1	6,677.9	276.8
Equity securities	—	—	16.2	3.7	16.2	3.7
Total debt and equity securities (1)	$6,203.5	$230.7	$490.6	$49.8	$6,694.1	$280.5
December 31, 2012
Debt securities:
U.S. government securities	$138.3	$1.4	$15.1	$.4	$153.4	$1.8
States, municipalities and political subdivisions	264.6	3.0	28.5	1.3	293.1	4.3
U.S. corporate securities	598.4	6.1	10.8	1.2	609.2	7.3
Foreign securities	270.4	1.4	35.6	7.4	306.0	8.8
Residential mortgage-backed securities	51.7	.3	2.1	.1	53.8	.4
Commercial mortgage-backed securities	6.3	.1	46.1	1.7	52.4	1.8
Other asset-backed securities	44.8	.1	1.5	3.5	46.3	3.6
Redeemable preferred securities	12.2	.2	10.0	7.1	22.2	7.3
Total debt securities	1,386.7	12.6	149.7	22.7	1,536.4	35.3
Equity securities	16.4	2.1	13.0	1.0	29.4	3.1
Total debt and equity securities (1)	$1,403.1	$14.7	$162.7	$23.7	$1,565.8	$38.4

(1)
At December 31, 2013 and 2012, debt and equity securities in an unrealized capital loss position of $60.3 million and $19.4 million, respectively, and with related fair value of $1.0 billion and $225.2 million, respectively, related to experience-rated and discontinued products.

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
At December 31, 2013, we did not intend to sell these securities, and we did not believe it was more likely than not that we would be required to sell these securities prior to anticipated recovery of their carrying value.

Annual Report- Page 103

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2013 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$—	$—	$25.7	$.2	$25.7	$.2
One year through five years	76.1	1.0	1,150.4	13.4	1,226.5	14.4
After five years through ten years	424.2	18.3	2,288.8	83.8	2,713.0	102.1
Greater than ten years	488.3	36.3	1,365.4	95.9	1,853.7	132.2
Residential mortgage-backed securities	16.9	.3	559.2	20.8	576.1	21.1
Commercial mortgage-backed securities	8.7	.4	178.7	4.3	187.4	4.7
Other asset-backed securities	13.9	.4	81.6	1.7	95.5	2.1
Total	$1,028.1	$56.7	$5,649.8	$220.1	$6,677.9	$276.8

Net realized capital (losses) gains for the three years ended December 31, 2013, 2012 and 2011, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2013	2012	2011
OTTI losses on debt securities	$(36.6)	$(10.9)	$(10.2)
Portion of OTTI losses on debt securities recognized in other comprehensive income	—	.1	—
Net OTTI losses on debt securities recognized in earnings	(36.6)	(10.8)	(10.2)
Net realized capital gains, excluding OTTI losses on debt securities	27.8	119.5	178.1
Net realized capital (losses) gains	$(8.8)	$108.7	$167.9

The net realized capital losses in 2013 were primarily attributable to yield-related OTTI on debt securities, primarily on U.S. Treasury securities that we had the intent to sell, partially offset by gains from the sales of debt securities. The net realized capital gains in 2012 and 2011 were primarily attributable to the sale of debt securities partially offset by losses on derivative transactions.

Yield-related impairments are recognized in other comprehensive income unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is recognized in earnings. In 2013, we recognized yield-related OTTI losses of $33 million related to our debt securities. Yield-related OTTI losses were not significant in 2012 or 2011. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2013, 2012 or 2011.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for 2013, 2012 and 2011 were as follows:

(Millions)	2013	2012	2011
Proceeds on sales	$6,524.8	$5,819.2	$6,278.3
Gross realized capital gains	113.9	171.7	265.3
Gross realized capital losses	100.0	17.4	38.5

Annual Report- Page 104

Mortgage Loans
Our mortgage loans are collateralized by commercial real estate.  During 2013 and 2012 we had the following activity in our mortgage loan portfolio:

(Millions)	2013	2012
New mortgage loans	$195.0	$177.0
Mortgage loans fully-repaid	222.0	106.5
Mortgage loans foreclosed	8.5	16.7

At December 31, 2013 and 2012, we had no material problem, restructured or potential problem mortgage loans. We also had no material impairment reserves on these loans at December 31, 2013 or 2012.

We assess our mortgage loans on a regular basis for credit impairments, and annually assign a credit quality indicator to each loan.  Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7.  Category 1 represents loans of superior quality, and Categories 6 and 7 represent loans where collections are at risk.  The vast majority of our mortgage loans fall into the Level 2 to 4 ratings.  These ratings represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.  Category 5 represents loans where credit risk is not substantial but these loans warrant management’s close attention.  These indicators are based upon several factors, including current loan to value ratios, property condition, market trends, credit worthiness of the borrower and deal structure.  Based upon our most recent assessments at December 31, 2013 and 2012, our mortgage loans were given the following credit quality indicators:

(In Millions, except credit ratings indicator)	2013	2012
1	$69.2	$94.0
2 to 4	1,399.6	1,451.1
5	30.6	60.2
6 and 7	50.2	38.3
Total	$1,549.6	$1,643.6

At December 31, 2013 scheduled mortgage loan principal repayments were as follows:

(Millions)
2014	$84.3
2015	144.9
2016	242.8
2017	174.9
2018	160.6
Thereafter	750.8

Variable Interest Entities
In determining whether to consolidate a variable interest entity (“VIE”), we consider several factors including whether we have the power to direct activities, the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.  We have relationships with certain real estate partnerships and one hedge fund partnership that are considered VIEs, but are not consolidated.  We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2013 and 2012 of approximately $205 million and $215 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not consider significant.  We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $5.8 billion and $5.4 billion at December 31, 2013 and

Annual Report- Page 105

2012, respectively.  The hedge fund partnership had total assets of approximately $7.0 billion at both December 31, 2013 and 2012.

Non-controlling (Minority) Interests
At December 31, 2013 and 2012, continuing business non-controlling interests were approximately $53 million and $23 million, respectively, primarily related to third party interests in our investment holdings as well as third party interests in certain of our operating entities.  The non-controlling entities’ share was included in total equity. In 2013, net loss attributable to non-controlling interests was $1.7 million. Net income attributable to non-controlling interests was $1.9 million and $1.2 million for 2012 and 2011, respectively. These non-controlling interests did not have a material impact on our financial position or operating results.

Net Investment Income
Sources of net investment income for 2013, 2012 and 2011 were as follows:

(Millions)	2013	2012	2011
Debt securities	$768.5	$763.7	$829.2
Mortgage loans	99.4	122.4	102.8
Other investments	86.1	70.7	32.2
Gross investment income	954.0	956.8	964.2
Less: investment expenses	(37.7)	(34.6)	(31.0)
Net investment income (1)	$916.3	$922.2	$933.2

(1)
Net investment income includes $293.5 million, $324.2 million and $318.7 million for 2013, 2012 and 2011, respectively, related to investments supporting our experience-rated and discontinued products.

9.	Other Comprehensive (Loss) Income

Shareholders’ equity included the following activity in accumulated other comprehensive loss in 2013, 2012 and 2011:

	Net Unrealized Gains (Losses)							Total Accumulated Other Comprehensive (Loss) Income
	Securities			Foreign Currency and Derivatives			Pension and OPEB Plans
(Millions)	Previously Impaired (1)		All Other
Balance at December 31, 2010	$75.1		$375.2		$(27.3)		$(1,585.6)		$(1,162.6)
Other comprehensive (loss) income	(16.9)		220.0		(6.4)		(223.3)		(26.6)
Balance at December 31, 2011	58.2		595.2		(33.7)		(1,808.9)		(1,189.2)
Other comprehensive (loss) income	(.9)		230.0		4.2		(77.5)		155.8
Balance at December 31, 2012	57.3		825.2		(29.5)		(1,886.4)		(1,033.4)
Other comprehensive (loss) income
before reclassifications	(47.2)		(522.1)		26.4		565.1		22.2
Amounts reclassified from accumulated
other comprehensive income	24.1	(2)	23.7	(2)	3.5	(3)	47.8	(4)	99.1
Other comprehensive (loss) income	(23.1)		(498.4)		29.9		612.9		121.3
Balance at December 31, 2013	$34.2		$326.8		$.4		$(1,273.5)		$(912.1)

(1)	Represents unrealized gains on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired security.

(2)
Reclassifications out of accumulated other comprehensive income for previously impaired debt securities and all other securities are reflected in net realized capital gains (losses) within the Consolidated Statements of Income.

(3)
Reclassifications out of accumulated other comprehensive income for foreign currency gains (losses) and derivatives are reflected in net realized capital gains (losses) within the Consolidated Statements of Income, except for derivatives related to interest rate swaps which are reflected in interest expense and were not material during 2013.

(4)
Reclassifications out of accumulated other comprehensive income for pension and OPEB plan expenses are reflected in general and administrative expenses within the Consolidated Statements of Income (Refer to Note 11 beginning on page 114 for additional information).

Annual Report- Page 106

The components of our pension and other postretirement benefit (“OPEB”) plans included the following activity in accumulated other comprehensive loss in 2013, 2012 and 2011:

	Pension Plans		OPEB Plans
	Unrecognized	Unrecognized	Unrecognized	Unrecognized
	Net Actuarial	Prior Service	Net Actuarial	Prior Service
(Millions)	Losses	Costs	Losses	Costs	Total
Balance at December 31, 2010	$(1,547.9)	$1.8	$(66.1)	$26.6	$(1,585.6)
Unrealized net losses arising during
the period ($(402.6) pretax)	(268.3)	—	6.6	—	(261.7)
Reclassification to earnings ($(59.1) pretax)	37.9	(.3)	3.2	(2.4)	38.4
Balance at December 31, 2011	(1,778.3)	1.5	(56.3)	24.2	(1,808.9)
Unrealized net losses arising during
the period ($(189.8) pretax)	(130.4)	—	7.0	—	(123.4)
Reclassification to earnings ($(70.6) pretax)	45.7	(.3)	2.9	(2.4)	45.9
Balance at December 31, 2012	(1,863.0)	1.2	(46.4)	21.8	(1,886.4)
Unrealized net gains arising during
the period ($869.3 pretax)	550.1	—	15.0	—	565.1
Reclassification to earnings ($(73.6) pretax)	49.0	(.3)	1.5	(2.4)	47.8
Balance at December 31, 2013	$(1,263.9)	$.9	$(29.9)	$19.4	$(1,273.5)

10.	Financial Instruments

The preparation of our consolidated financial statements in accordance with GAAP requires certain of our assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis.  In this note, we provide details on the fair value of financial assets and liabilities and how we determine those fair values.  We present this information for those financial instruments that are measured at fair value for which the change in fair value impacts net income attributable to Aetna or other comprehensive income separately from other financial assets and liabilities.

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

Annual Report- Page 107

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities – Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy.  Our Level 1 debt securities are comprised primarily of U.S. Treasury securities.  If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value.  We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2013 or 2012.

We also value certain debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally.  Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows.  We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2013 or 2012.  The total fair value of our broker quoted debt securities was approximately $103 million and $117 million at December 31, 2013 and 2012 respectively.  Examples of these Level 3 broker quoted debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities.  For some of our private placement securities, our internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these private placement Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

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

Derivatives – Where quoted prices are available in an active market, our derivatives are classified in Level 1. Certain of our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Annual Report- Page 108

Financial assets and liabilities measured at fair value on a recurring basis in our balance sheets at December 31, 2013 and 2012 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2013
Assets:
Debt securities:
U.S. government securities	$1,237.5	$225.0	$—	$1,462.5
States, municipalities and political subdivisions	—	4,161.0	1.3	4,162.3
U.S. corporate securities	—	7,911.4	31.2	7,942.6
Foreign securities	—	3,311.6	43.9	3,355.5
Residential mortgage-backed securities	—	924.2	—	924.2
Commercial mortgage-backed securities	—	1,399.5	7.5	1,407.0
Other asset-backed securities	—	317.3	32.3	349.6
Redeemable preferred securities	—	61.3	4.1	65.4
Total debt securities	1,237.5	18,311.3	120.3	19,669.1
Equity securities	17.1	—	44.2	61.3
Derivatives	—	49.1	—	49.1
Total	$1,254.6	$18,360.4	$164.5	$19,779.5
Liabilities:
Derivatives	$—	$1.9	$—	$1.9
December 31, 2012
Assets:
Debt securities:
U.S. government securities	$1,311.4	$248.1	$—	$1,559.5
States, municipalities and political subdivisions	—	3,031.8	2.7	3,034.5
U.S. corporate securities	—	7,736.0	54.6	7,790.6
Foreign securities	—	3,317.9	52.7	3,370.6
Residential mortgage-backed securities	—	979.0	—	979.0
Commercial mortgage-backed securities	—	1,396.5	20.1	1,416.6
Other asset-backed securities	—	512.6	29.5	542.1
Redeemable preferred securities	—	80.5	14.1	94.6
Total debt securities	1,311.4	17,302.4	173.7	18,787.5
Equity securities	18.2	—	22.1	40.3
Derivatives	—	8.9	—	8.9
Total	$1,329.6	$17,311.3	$195.8	$18,836.7
Liabilities:
Derivatives	$—	$.3	$—	$.3

There were no transfers between Levels 1 and 2 during the years ended December 31, 2013 and 2012.

Annual Report- Page 109

The changes in the balances of Level 3 financial assets during 2013 was as follows:

(Millions)	Foreign Securities	Commercial Mortgage-backed Securities	Equity Securities	Other	Total
Beginning balance	$52.7	$20.1	$22.1	$100.9	$195.8
Net realized and unrealized capital gains (losses):
Included in earnings	.5	4.0	2.8	(3.7)	3.6
Included in other comprehensive income	(3.4)	(3.8)	21.2	(4.0)	10.0
Other (1)	(.2)	—	11.2	1.1	12.1
Purchases	41.5	3.1	13.0	31.9	89.5
Sales	(27.2)	(2.5)	(26.1)	(13.8)	(69.6)
Settlements	(5.4)	(10.4)	—	(16.0)	(31.8)
Transfers out of Level 3, net	(14.6)	(3.0)	—	(27.5)	(45.1)
Ending balance	$43.9	$7.5	$44.2	$68.9	$164.5

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The change in the balance of Level 3 financial assets during 2012 was as follows:

(Millions)	Foreign Securities	Commercial Mortgage-backed Securities	Equity Securities	Other	Total
Beginning balance	$49.4	$29.5	$36.7	$103.4	$219.0
Net realized and unrealized capital gains (losses):
Included in earnings	1.6	3.0	.8	(1.0)	4.4
Included in other comprehensive income	2.9	(1.1)	(.2)	4.7	6.3
Other (1)	.7	—	7.5	.5	8.7
Purchases	50.0	5.1	7.2	25.6	87.9
Sales	(36.2)	(4.9)	(12.2)	(6.2)	(59.5)
Settlements	(1.2)	(6.1)	—	(17.4)	(24.7)
Transfers out of Level 3, net	(14.5)	(5.4)	(17.7)	(8.7)	(46.3)
Ending balance	$52.7	$20.1	$22.1	$100.9	$195.8

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The total gross transfers into (out of) Level 3 during the years ended December 31, 2013 and 2012 were as follows:

(Millions)	2013	2012
Gross transfers into Level 3	$3.8	$1.8
Gross transfers out of Level 3	(48.9)	(48.1)
Net transfers out of Level 3	$(45.1)	$(46.3)

Gross transfers out of Level 3 during 2013 primarily related to securities of States, municipalities and political subdivisions; U.S. corporate debt securities; and Foreign debt securities. The fair value of securities transferred out of Level 3 had been based on broker quotes and is now based primarily on a matrix pricing model, which uses quoted market prices of debt securities with similar characteristics. Gross transfers into Level 3 during 2013 primarily were due to quoted prices for certain securities no longer being available in active markets. Gross transfers out of Level 3 during 2012 primarily relate to equity securities that were valued using quoted prices in an active market and debt securities that were valued using observable inputs.

Annual Report- Page 110

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

Bank loans: Where fair value is determined by quoted market prices of bank loans with similar characteristics, our bank loans are classified as Level 2. For bank loans classified as Level 3, fair value is determined by outside brokers using their internal analyses through a combination of their knowledge of the current pricing environment and market flows.

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

Annual Report- Page 111

The carrying value and estimated fair value classified by level of fair value hierarchy for certain of our financial instruments at December 31, 2013 and 2012 were as follows:

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2013
Assets:
Mortgage loans	$1,549.6	$—	$—	$1,584.8	$1,584.8
Bank loans	181.7	—	171.5	9.8	181.3
Liabilities:
Investment contract liabilities:
With a fixed maturity	8.9	—	—	8.9	8.9
Without a fixed maturity	572.3	—	—	553.2	553.2
Long-term debt	8,252.6	—	8,670.6	—	8,670.6

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2012
Assets:
Mortgage loans	$1,643.6	$—	$—	$1,698.6	$1,698.6
Liabilities:
Investment contract liabilities:
With a fixed maturity	18.5	—	—	18.5	18.5
Without a fixed maturity	590.2	—	—	611.1	611.1
Long-term debt	6,481.3	—	7,408.7	—	7,408.7

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

Separate Accounts assets include debt and equity securities and derivative instruments.  The valuation methodologies used for these assets are similar to the methodologies described beginning on page 108.  Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts’ interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified as Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Annual Report- Page 112

Separate Accounts financial assets at December 31, 2013 and 2012 were as follows:

	2013				2012
(Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	$726.4	$2,227.0	$.6	$2,954.0	$721.7	$2,343.9	$.4	$3,066.0
Equity securities	188.4	3.3	—	191.7	194.9	1.0	—	195.9
Derivatives	—	.8	—	.8	—	(1.8)	—	(1.8)
Common/collective trusts	—	710.4	—	710.4	—	749.0	—	749.0
Total (1)	$914.8	$2,941.5	$.6	$3,856.9	$916.6	$3,092.1	$.4	$4,009.1

(1)	Excludes $115.6 million and $238.0 million of cash and cash equivalents and other receivables at December 31, 2013 and 2012, respectively.

During 2013 and 2012, we had an immaterial amount of Level 3 Separate Accounts financial assets. Gross transfers out of Level 3 during 2013 and 2012 were $4.6 million and $1.9 million, respectively. There were no transfers into Level 3 Separate Accounts financial assets during 2013 or 2012. In addition, there were no transfers of Separate Accounts financial assets between Levels 1 and 2 during the years ended December 31, 2013 and 2012.

Offsetting Financial Assets and Liabilities
Certain financial assets and liabilities are offset in our balance sheets or are subject to master netting arrangements or similar agreements with the applicable counterparty. Financial assets, including derivative assets, subject to offsetting and enforceable master netting arrangements as of December 31, 2013 and December 31, 2012 were as follows:

	Gross Amounts of Recognized Assets (1)	Gross Amounts Not Offset In the Balance Sheets
		Financial Instruments	Cash Collateral Received
(Millions)				Net Amount
December 31, 2013
Derivatives	$52.1	$10.3	$(47.1)	$15.3
Total	$52.1	$10.3	$(47.1)	$15.3

December 31, 2012
Derivatives	$9.4	$12.5	$(7.5)	$14.4
Total	$9.4	$12.5	$(7.5)	$14.4

(1) There were no amounts offset in our balance sheets at December 31, 2013 or December 31, 2012.

Annual Report- Page 113

Financial liabilities, including derivative liabilities, subject to offsetting and enforceable master netting arrangements as of December 31, 2013 and December 31, 2012 were as follows:

	Gross Amounts of Recognized Liabilities (1)	Gross Amounts Not Offset In the Balance Sheets
		Financial Instruments	Cash Collateral Paid
(Millions)				Net Amount
December 31, 2013
Derivatives	$1.9	$—	$(.7)	$1.2
Securities lending	792.6	(792.6)	—	—
Total	$794.5	$(792.6)	$(.7)	$1.2

December 31, 2012
Derivatives	$.3	$—	$—	$.3
Securities lending	47.1	(47.1)	—	—
Total	$47.4	$(47.1)	$—	$.3

(1) There were no amounts offset in our balance sheets at December 31, 2013 or December 31, 2012.

11.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans
We sponsor various defined benefit plans, including two pension plans, and other postretirement employee benefit (“OPEB”) plans that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

During each of 2013, 2012 and 2011 we made voluntary cash contributions of $60 million to our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”). Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan (i.e., the Plan was “frozen” effective December 31, 2010), although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

We also sponsor a non-qualified supplemental pension plan (the “Non-qualified Pension Plan”) that, prior to January 1, 2007, had been used to provide benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans (such as the Aetna Pension Plan). Effective January 1, 2007, no new benefits accrue under the Non-qualified Pension Plan, but interest will continue to be credited on outstanding supplemental cash balance accounts; and the plan may continue to be used to credit special pension arrangements.

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

The information set forth in the following tables is based upon current actuarial reports using the annual measurement dates (December 31, for each year presented) for our pension and OPEB plans.

Annual Report- Page 114

The following table shows the changes in the benefit obligations during 2013 and 2012 for our pension and OPEB plans.

	Pension Plans		OPEB Plans
(Millions)	2013	2012	2013	2012
Benefit obligation, beginning of year	$6,665.8	$6,130.3	$292.4	$312.7
Service cost	—	—	.1	.1
Interest cost	271.5	298.4	11.1	14.4
Actuarial (gain) loss	(653.7)	550.2	(22.5)	(11.4)
Benefits paid	(318.3)	(313.1)	(20.2)	(23.4)
Benefit obligation, end of year	$5,965.3	$6,665.8	$260.9	$292.4

The Aetna Pension Plan comprises approximately 96% of the pension plans' total benefit obligation at December 31, 2013. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 4.96% and 4.17% for 2013 and 2012, respectively. The discount rate for our OPEB plans was 4.73% and 3.94% for 2013 and 2012, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2013 and 2012 for the pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2013	2012	2013	2012
Fair value of plan assets, beginning of year	$5,805.0	$5,296.8	$62.1	$64.2
Actual return on plan assets	589.0	736.8	2.9	2.1
Employer contributions	82.1	84.5	16.3	19.2
Benefits paid	(318.3)	(313.1)	(20.2)	(23.4)
Fair value of plan assets, end of year	$6,157.8	$5,805.0	$61.1	$62.1

The difference between the fair value of plan assets and the plan's benefit obligation is referred to as the plan's funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 117.

The funded status of our pension and OPEB plans at the measurement date for 2013 and 2012 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2013	2012	2013	2012
Benefit obligation	$(5,965.3)	$(6,665.8)	$(260.9)	$(292.4)
Fair value of plan assets	6,157.8	5,805.0	61.1	62.1
Funded status	$192.5	$(860.8)	$(199.8)	$(230.3)

Annual Report- Page 115

At December 31, 2013, the fair value of plan assets of the Aetna Pension Plan was in excess of the benefit obligations while the Non-qualified Pension Plan had benefit obligations in excess of the fair value of plan assets. Below is the funded status of each of our Pension Plans:

	Aetna Pension Plan		Non-qualified Pension Plan
(Millions)	2013	2012	2013	2012
Benefit obligation	$(5,732.8)	$(6,398.9)	$(232.5)	$(266.9)
Fair value of plan assets	6,157.8	5,805.0	—	—
Funded status	$425.0	$(593.9)	$(232.5)	$(266.9)

The amounts in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost as of December 31, 2013 and 2012 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2013	2012	2013	2012
Unrecognized prior service credit	$(1.6)	$(2.0)	$(29.7)	$(33.4)
Unrecognized net actuarial losses	1,943.5	2,865.2	46.1	71.4
Amount recognized in accumulated other comprehensive loss	$(1,941.9)	$(2,863.2)	$(16.4)	$(38.0)

The assets (liabilities) recognized on our balance sheets at December 31, 2013 and 2012 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2013	2012	2013	2012
Accrued benefit assets reflected in other long-term assets	$425.0	$—	$—	$—
Accrued benefit liabilities reflected in other current liabilities	(22.3)	(82.4)	—	—
Accrued benefit liabilities reflected in other long-term liabilities	(210.2)	(778.4)	(199.8)	(230.3)
Net amount of assets (liabilities) recognized at December 31,	$192.5	$(860.8)	$(199.8)	$(230.3)

At December 31, 2013, we had approximately $1.9 billion and $46 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $2 million and $30 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $47 million and $1 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $4 million in amortization of prior service credits for our OPEB plans in 2014. Our amortization of prior service credits for our pension plans in 2014 is not expected to be material.

Components of the net periodic benefit (income) cost of our defined benefit pension plans and OPEB plans for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Pension Plans			OPEB Plans
(Millions)	2013	2012	2011	2013	2012	2011
Service cost	$—	$—	$—	$.1	$.1	$.2
Amortization of prior service cost	(.4)	(.4)	(.4)	(3.7)	(3.7)	(3.7)
Interest cost	271.5	298.4	312.3	11.1	14.4	16.6
Expected return on plan assets	(396.4)	(387.3)	(385.0)	(2.4)	(2.7)	(3.6)
Recognized net actuarial losses	75.4	70.2	58.3	2.3	4.5	4.9
Net periodic benefit (income) cost	$(49.9)	$(19.1)	$(14.8)	$7.4	$12.6	$14.4

Annual Report- Page 116

The weighted average assumptions used to determine net periodic benefit (income) cost in 2013, 2012 and 2011 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2013	2012	2011	2013	2012	2011
Discount rate	4.17%	4.98%	5.50%	3.94%	4.78%	5.20%
Expected long-term return on plan assets	7.00	7.50	7.50	4.10	4.25	5.50
Rate of increase in future compensation levels	N/A	N/A	N/A	—	—	—

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2014 is 9%, decreasing gradually to 4.5% by 2023. The assumed prescription drug cost trend rate for 2014 is 9%, decreasing gradually to 4.5% by 2023. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. A one-percentage point increase in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $.4 million pretax increase in the aggregate of the service and interest cost components of OPEB costs and an approximately $8 million increase in the OPEB benefit obligation. A one-percentage point decrease in both the assumed medical cost and assumed prescription drug cost trend rates would result in an approximately $.3 million pretax decrease in the aggregate of the service and interest cost components of OPEB costs and an approximately $7 million decrease in the OPEB benefit obligation.

Our current funding strategy for the Aetna Pension Plan is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We do not have any required contribution to the Aetna Pension Plan in 2014, although we may voluntarily contribute approximately $60 million in 2014. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2014.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2013 were as follows:

(Millions)	Pension Plans	OPEB Plans
2014	$336.6	$20.1
2015	357.1	19.7
2016	361.6	19.4
2017	369.1	19.1
2018	376.4	18.7
2019-2023	1,926.7	86.7

Assets of the Aetna Pension Plan
The assets of the Aetna Pension Plan (“Pension Assets”) include debt and equity securities, common/collective trusts and real estate investments. The valuation methodologies used to price these assets are similar to the methodologies described beginning on pages 108 and 111. Pension Assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price these additional investments, including the general classification pursuant to the valuation hierarchy.

Annual Report- Page 117

Other Assets - Other assets consist of derivatives and private equity and hedge fund limited partnerships. Derivatives are either valued with models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available or are classified as Level 1 because they are traded in markets where quoted market prices are readily available. The fair values of private equity and hedge fund limited partnerships are estimated based on the net asset value of the investment fund provided by the general partner or manager of the investments, the financial statements of which generally are audited. Management considers observable market data, valuation procedures in place, contributions and withdrawal restrictions collectively in validating the appropriateness of using the net asset value as a fair value measurement. Therefore, these investments are classified as Level 3.

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2013 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$493.5	$113.2	$—	$606.7
States, municipalities and political subdivisions	—	126.8	—	126.8
U.S. corporate securities	—	1,135.7	—	1,135.7
Foreign securities	—	148.0	.2	148.2
Residential mortgage-backed securities	—	174.6	—	174.6
Commercial mortgage-backed securities	—	44.0	—	44.0
Other asset-backed securities	—	26.5	—	26.5
Redeemable preferred securities	—	10.2	—	10.2
Total debt securities	493.5	1,779.0	.2	2,272.7
Equity securities:
U.S. Domestic	1,342.5	3.1	—	1,345.6
International	825.2	—	.1	825.3
Domestic real estate	25.7	—	—	25.7
Total equity securities	2,193.4	3.1	.1	2,196.6
Other investments:
Real estate	—	—	497.5	497.5
Common/collective trusts (1)	—	617.3	—	617.3
Other assets	.3	.7	395.9	396.9
Total other investments	.3	618.0	893.4	1,511.7
Total pension investments (2)	$2,687.2	$2,400.1	$893.7	$5,981.0

(1)	The assets in the underlying funds of common/collective trusts are comprised of $356.1 million of equity securities and $261.2 million of debt securities.

(2)	Excludes $176.8 million of cash and cash equivalents and other receivables.

Annual Report- Page 118

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2012 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$408.5	$145.7	$—	$554.2
States, municipalities and political subdivisions	—	119.4	—	119.4
U.S. corporate securities	—	998.4	.2	998.6
Foreign securities	—	127.7	—	127.7
Residential mortgage-backed securities	—	182.8	—	182.8
Commercial mortgage-backed securities	—	46.2	—	46.2
Other asset-backed securities	—	11.6	1.5	13.1
Redeemable preferred securities	—	11.8	—	11.8
Total debt securities	408.5	1,643.6	1.7	2,053.8
Equity securities:
U.S. Domestic	1,287.8	1.0	—	1,288.8
International	805.3	—	—	805.3
Domestic real estate	24.6	—	—	24.6
Total equity securities	2,117.7	1.0	—	2,118.7
Other investments:
Real estate	—	—	469.0	469.0
Common/collective trusts (1)	—	739.3	—	739.3
Other assets	—	—	289.6	289.6
Total other investments	—	739.3	758.6	1,497.9
Total pension investments (2)	$2,526.2	$2,383.9	$760.3	$5,670.4

(1)	The assets in the underlying funds of common/collective trusts are comprised of $487.0 million of equity securities and $252.3 million of debt securities.

(2)	Excludes $134.6 million of cash and cash equivalents and other receivables.

The changes in the balances of Level 3 Pension Assets during 2013 and 2012 were as follows:

	2013
	Real Estate	Other	Total
Beginning balance	$469.0	$291.3	$760.3
Actual return on plan assets	40.5	26.6	67.1
Purchases, sales and settlements	(12.0)	80.0	68.0
Transfers out of Level 3	—	(1.7)	(1.7)
Ending balance	$497.5	$396.2	$893.7

	2012
	Real Estate	Other	Total
Beginning balance	$433.2	$232.4	$665.6
Actual return on plan assets	47.6	28.3	75.9
Purchases, sales and settlements	(11.8)	29.9	18.1
Transfers into Level 3	—	.7	.7
Ending balance	$469.0	$291.3	$760.3

Annual Report- Page 119

The actual and target asset allocations of the OPEB plans used at December 31, 2013 and 2012 presented as a percentage of total plan assets, were as follows:

		Target		Target
(Millions)	2013	Allocation	2012	Allocation
Equity securities	10%	5-15%	10%	5-15%
Debt securities	84%	80-90%	85%	80-90%
Real estate/other	6%	0-10%	5%	0-10%

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

At December 31, 2013, target investment allocations for the Aetna Pension Plan were: 38% in equity securities, 48% in debt securities, 7% in real estate, 4% in private equity limited partnerships and 3% in hedge funds. Actual asset allocations may differ from target allocations due to tactical decisions to overweight or underweight certain assets or as a result of normal fluctuations in asset values. Asset allocations are consistent with stated investment policies and, as a general rule, periodically rebalanced back to target asset allocations. Asset allocations and investment performance are formally reviewed periodically throughout the year by the plan's Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the pension plan assets assumption of 7.00% for 2013 and 7.50% for both 2012 and 2011, and an expected return on OPEB plan assets assumption of 4.10%, 4.25% and 5.50% for 2013, 2012 and 2011, respectively. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate.

401(k) Plan
Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments (the “Aetna 401(k) Plan”). In addition, former Coventry employees continued to be eligible to participate in the Coventry 401(k) plan during 2013, however, as of January 1, 2014, they are eligible to participate in the Aetna 401(k) Plan. Our 401(k) contribution to the Aetna 401(k) Plan provides for a match of 100% of up to 6% of the eligible pay contributed by the employee. Contributions to the Coventry 401(k) plan provided a match of 100% of up to 3% and 50% of the second 3% of the eligible pay contributed by the employee. During 2013, 2012 and 2011, we made $148 million, $117 million and $114 million, respectively, in aggregate of matching contributions to the our 401(k) plans. 2013 matching contributions include contributions made to Coventry employees after the acquisition date. The matching contributions are made in cash and invested according to each participant's investment elections. The plan trustees held approximately 9 million shares, in aggregate, of our common stock for plan participants at December 31, 2013.

Annual Report- Page 120

At December 31, 2013, approximately 34 million shares of our common stock were reserved for issuance under the Aetna 401(k) Plan.

12.	Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the “Plans”) provide for awards of stock options, SARs, PSARs, restricted stock units (“RSUs”), MSUs, PSUs, deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2013, approximately 34 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted RSUs, MSUs, PSUs, stock options, SARs and PSARs, each of which are described below:

RSUs - For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. RSUs generally become 100% vested approximately three years from the grant date, with one-third vesting each December.

MSUs - The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days prior to the vesting date, including the vesting date. Each vested MSU represents one share of common stock and will be paid in shares of common stock, net of taxes. MSUs granted in 2011 were subject to a 22 month vesting period. MSUs representing 50% of the grant date fair value of the MSUs granted in 2012 were subject to a two-year vesting period while the remaining MSUs granted in 2012 are subject to a three-year vesting period. MSUs granted in 2013 are subject to a three-year vesting period.

PSUs - The number of vested PSUs (which could range from zero to 200% of the original number of units granted) is dependent upon the degree to which we achieve performance goals, which for the most part, are set at the time of grant as determined by our Board's Committee on Compensation and Talent Management (the “Compensation Committee”). Each vested PSU represents one share of common stock and will be paid in shares of common stock, net of taxes. Below is a summary of the performance period and vesting percentages for each tranche of PSUs granted by the Company:

PSUs granted in 2011 (“2011 PSUs”)
The one-year performance period for the 2011 PSUs ended on December 31, 2011. The 2011 PSUs were subject to a 22 month vesting period and vested at 200% of the original number of units granted.

PSUs granted in 2012 (“2012 PSUs”)
Half of the 2012 PSUs were subject to a one-year performance period that ended on December 31, 2012, and vested at 81.67% of the original number of units granted. The remaining half were subject to a one-year performance period that ended December 31, 2013, and vested at 119.12% of the original number of units granted. The 2012 PSUs were subject a two-year vesting period.

PSUs granted in 2013 (“2013 PSUs”)
Certain PSUs granted in 2013 are subject to a single three year performance period that will end on December 31, 2015, and are subject to a single vesting period that ends on January 5, 2016.

Half of the remaining 2013 PSUs were subject to a one-year performance period that ended on December 31, 2013, and the other half of the remaining 2013 PSUs are subject to a one-year performance period that will end on December 31, 2014.  The 2013 PSUs that were subject to a one-year performance period will vest at 127.08% of the original number of units granted.

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

Annual Report- Page 121

vested three years after the grant is made, with one-third vesting each year. Vested SARs and stock options may be exercised at any time during the ten years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the ten-year period, any unexercised SARs and stock options expire.

We estimate the grant date fair value of SARs using a modified Black-Scholes option pricing model. We did not grant a material number of SARs in 2013, 2012 or 2011.

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

PSARs - PSARs represent the opportunity to vest in SARs. For the PSARs granted in 2013, the number of vested PSARs (which may range in specified increments from zero to 700,000 SARs) is dependent on Aetna's total shareholder return over a three year performance period relative to a defined peer group of seven companies. The PSARs granted in 2013 are subject to a three-year vesting period.

The stock option, SAR and PSAR transactions during 2013, 2012 and 2011 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options, SARs and PSARs		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

2011
Outstanding, beginning of year	37.8		$31.01	4.1	$232.9
Granted	.1		36.87	—	—
Exercised	(10.0)		17.35	—	228.8
Expired or forfeited	(1.6)		47.95	—	—
Outstanding, end of year	26.3		$35.18	4.0	$246.3

Exercisable, end of year	24.7		$35.38	3.8	$230.6

2012
Outstanding, beginning of year	26.3		$35.18	4.0	$246.3
Granted	.1		44.79	—	—
Exercised	(6.7)		22.73	—	148.0
Expired or forfeited	(.3)		43.02	—	—
Outstanding, end of year	19.4		$39.34	3.5	$163.8

Exercisable, end of year	19.4		$39.34	3.5	$163.8

2013
Outstanding, beginning of year	19.4		$39.34	3.5	$163.8
Granted	.7	(1)	63.32	—	—
Exercised	(9.3)		36.58	—	203.4
Expired or forfeited	(.3)		47.11	—	—
Outstanding, end of year	10.5		$43.27	3.5	$264.6

Exercisable, end of year	9.8		$41.77	3.0	$261.6

(1)	PSARs are included in this table at the maximum amount that could potentially vest.

Annual Report- Page 122

The following is a summary of information regarding stock options, SARs and PSARs outstanding at December 31, 2013:

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$10.00-$20.00	.5	.1	$19.38	$24.2	.5	$19.38	$24.2
20.00-30.00	.1	3.7	26.30	2.4	.1	26.30	2.4
30.00-40.00	2.8	3.6	32.87	100.4	2.8	32.87	100.4
40.00-50.00	2.8	2.9	43.65	68.8	2.8	43.65	68.8
50.00-60.00	3.6	3.1	50.49	65.8	3.6	50.49	65.8
60.00-70.00	.7	9.6	64.25	3.0	—	—	—
$10.00-$70.00	10.5	3.5	$43.27	$264.6	9.8	$41.77	$261.6

The grant date fair values of RSUs and PSUs are based on the market price of our common stock on the date of grant. Beginning in 2010, we granted MSUs to certain employees. We estimate the grant date fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2013 had a weighted average per MSU grant date fair value of $49.31. MSUs granted in 2012 were valued using two separate performance periods, which resulted in a weighted average per MSU grant date fair value of $46.36 and $46.84, respectively, for the two-year and three-year vesting period tranches. MSUs granted in 2011 had a weighted average per MSU grant date fair value of $38.79. The weighted-average per MSU grant date fair values listed above were calculated using the assumptions noted in the following table:

		2012
	2013	Two-year	Three-year	2011
Dividend yield	1.7%	1.6%	1.6%	1.6%
Historical volatility	28.8%	30.3%	39.7%	36.5%
Risk-free interest rate	.4%	.2%	.3%	.6%
Initial price	$48.48	$44.79	$44.79	$36.87

The annualized volatility of the price of our common stock was calculated over the three-year period preceding the grant date for MSUs granted in 2013. As the MSUs granted in 2012 have two separate performance periods (two years and three years), the annualized volatility of the price of our common stock was calculated over the two-year and three-year periods preceding the grant date. The annualized volatility of the price of our common stock was calculated over the 22 month period preceding the grant date for the MSUs granted in 2011. The risk-free interest rates for periods within the expected life of the MSUs are based on a constant maturity yield curve in effect on the grant date for MSUs granted in 2013 and 2012 and a 22 month interpolated U.S. Treasury rate in effect on the date of grant for the the MSUs granted during 2011. The dividend yield assumptions for 2013, 2012 and 2011, respectively, were based on our expected 2013, 2012 and 2011 annual dividend payout, respectively.

Annual Report- Page 123

RSU, MSU and PSU transactions in 2013, 2012 and 2011 were as follows (number of units in millions):

	2013		2012		2011
	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value
RSUs, MSUs and PSUs at beginning of year	3.4	$43.25	6.7	$33.62	5.0	$31.16
Granted	3.6	51.22	4.6	43.71	3.9	37.43
Vested	(1.3)	41.56	(7.7)	34.69	(1.3)	33.34
Forfeited	(.4)	46.65	(.2)	37.37	(.9)	33.65
RSUs, MSUs and PSUs at end of year	5.3	$48.82	3.4	$43.25	6.7	$33.62

In 2013, we granted PSARs and estimated the fair value of those PSARs using a Monte Carlo simulation. The PSARs granted in 2013 had a grant date per PSAR fair value of $18.64. That grant date fair value was calculated using the assumptions noted in the following table:

Dividend yield	1.25%
Expected settlement period (in years)	6.12
Historical volatility	40.4%
Risk-free interest rate	.6%
Initial price	$64.25

During 2013, 2012 and 2011, the following activity occurred under the Plans:

(Millions)	2013	2012	2011
Cash received from stock option exercises	$89.1	$89.8	$150.4
Intrinsic value of options/SARs exercised and stock units vested	292.0	492.5	280.7
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	98.9	172.4	98.2
Fair value of stock options, SARs and stock units vested (1)	52.1	273.4	98.5

(1)	The fair value represents the total dollar value of the stock options, SARs and stock units as of the respective grant dates.

We settle our stock options, SARs, PSARs and stock units with newly-issued common stock and generally utilize the proceeds from stock options to repurchase our common stock in the open market in the same period.

In 2013, 2012 and 2011 we recorded share-based compensation expense of $127 million, $122 million and $141 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $35 million, $32 million and $47 million in 2013, 2012 and 2011, respectively. At December 31, 2013, $154 million of total unrecognized compensation costs related to stock options, SARs, PSARs and stock units is expected to be recognized over a weighted-average period of 1.8 years.

Annual Report- Page 124

13.	Income Taxes

The components of our income tax provision in 2013, 2012 and 2011 were as follows:

(Millions)	2013	2012	2011
Current taxes:
Federal	$901.9	$731.5	$935.8
State	55.7	48.4	101.0
Total current taxes	957.6	779.9	1,036.8
Deferred taxes (benefits):
Federal	63.0	112.8	50.0
State	8.0	(5.2)	5.3
Total deferred income taxes	71.0	107.6	55.3
Total income taxes	$1,028.6	$887.5	$1,092.1

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

(Millions)	2013	2012	2011
Income before income taxes	$2,940.5	$2,545.4	$3,077.8
Tax rate	35%	35%	35%
Application of the tax rate	1,029.2	890.9	1,077.2
Tax effect of:
Other, net	(.6)	(3.4)	14.9
Income taxes	$1,028.6	$887.5	$1,092.1

The significant components of our net deferred tax assets at December 31, 2013 and 2012 were as follows:

(Millions)	2013	2012
Deferred tax assets:
Reserve for anticipated future losses on discontinued products	$225.2	$157.4
Employee and postretirement benefits	130.9	474.1
Investments, net	76.0	79.2
Deferred policy acquisition costs	21.9	28.5
Insurance reserves	237.4	166.8
Debt fair value adjustments	62.0	—
Net operating losses	176.2	134.8
Severance and facilities	30.1	20.4
Litigation-related settlement	43.5	43.0
Other	106.3	77.6
Gross deferred tax assets	1,109.5	1,181.8
Less: Valuation allowance	139.3	134.4
Deferred tax assets, net of valuation allowance	970.2	1,047.4
Deferred tax liabilities:
Unrealized gains on investment securities	192.8	458.9
Goodwill and other acquired intangible assets	861.9	400.9
Cumulative depreciation and amortization	258.2	234.6
Total gross deferred tax liabilities	1,312.9	1,094.4
Net deferred tax assets (1)	$(342.7)	$(47.0)

(1)
Includes $521.5 million and $426.5 million classified as current assets at December 31, 2013 and 2012, respectively. Includes $864.2 million and $473.5 million classified as long-term liabilities at December 31, 2013 and 2012, respectively.

Annual Report- Page 125

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established on certain federal and state net operating losses. We base our estimates of the future realization of deferred tax assets primarily on historic taxable income and existing deferred tax liabilities.

We participate in the Compliance Assurance Process (the “CAP”) with the Internal Revenue Service (the “IRS”). Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2012 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2013 tax return in 2014.

We are also subject to audits by state taxing authorities for tax years from 2000 through 2012. We believe we carry appropriate reserves for any exposure to state tax issues.

At both December 31, 2013 and December 31, 2012 we did not have material uncertain tax positions reflected in our consolidated balance sheets.

We paid net income taxes of $891 million, $741 million and $899 million in 2013, 2012 and 2011, respectively.

14.	Debt

The carrying value of our long-term debt at December 31, 2013 and 2012 was as follows:

(Millions)	2013	2012
Senior notes, 6.3%, due 2014	$387.3	$—
Senior notes, 6.125%, due 2015	240.6	—
Senior notes, 6.0%, due 2016	748.9	748.5
Senior notes, 5.95%, due 2017	434.2	—
Senior notes, 1.75%, due 2017	248.9	248.6
Senior notes, 1.5%, due 2017	498.2	497.7
Senior notes, 6.5%, due 2018	494.9	494.8
Senior notes, 3.95%, due 2020	744.3	743.4
Senior notes, 5.45%, due 2021	702.3	—
Senior notes, 4.125%, due 2021	494.8	494.1
Senior notes, 2.75%, due 2022	985.1	983.4
Senior notes, 6.625%, due 2036	769.8	769.7
Senior notes, 6.75%, due 2037	530.6	529.5
Senior notes, 4.5%, due 2042	480.1	479.3
Senior notes, 4.125%, due 2042	492.6	492.3
Total long-term debt	8,252.6	6,481.3
Less current portion of long-term debt (1)	387.3	—
Total long-term debt, less current portion	$7,865.3	$6,481.3

(1) At December 31, 2013, our 6.3% senior notes due August 2014 are classified as current in the accompanying consolidated balance sheet.

As discussed in Note 3 beginning on page 91, our total long-term debt outstanding increased by $1.8 billion as a result of the acquisition of Coventry, which includes $216.6 million to adjust the Coventry long-term debt to its estimated fair value at the Effective Date. The principal amounts of the outstanding Coventry notes are $375 million of 6.3% senior notes due 2014, $229 million of 6.125% senior notes due 2015, $383 million of 5.95% senior notes due 2017 and $600 million of 5.45% senior notes due 2021.

In 2012, we repurchased approximately $200 million of par value of our outstanding senior notes, including repurchases of our 6.75% senior notes due 2037, 6.625% senior notes due 2036 and 6.5% senior notes due 2018, and recorded a loss on the early extinguishment of this long-term debt of $55.2 million ($84.9 million pretax).

Annual Report- Page 126

We issued approximately $700 million of commercial paper in 2013 to finance a portion of the cash purchase price for the Coventry acquisition. At December 31, 2013 and 2012, we did not have any commercial paper outstanding.

We paid $364 million, $242 million and $254 million in interest in 2013, 2012 and 2011, respectively.

Long-Term Debt and Interest Rate Swaps
During June and July of 2012, we entered into two interest rate swaps with an aggregate notional value of $375 million. We designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to refinance long-term debt maturing in June 2016. At December 31, 2013, these interest rate swaps had a pretax fair value gain of $48.4 million, which was reflected net of tax in accumulated other comprehensive loss within shareholders' equity.

In November 2012, we issued $500 million of 1.50% senior notes due 2017, $1.0 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042 (collectively, the “2012 Coventry-related senior notes”), in connection with the acquisition of Coventry. In the period from August 2012 through October 2012, prior to issuing the 2012 Coventry-related senior notes, we entered into 16 interest rate swaps with an aggregate notional value of $2.0 billion and designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of that fixed-rate debt. We terminated the swaps prior to issuing the 2012 Coventry-related senior notes and paid an aggregate of $4.8 million to the swap counterparties upon that termination. The related $4.8 million pretax loss is recorded in accumulated other comprehensive loss, net of tax, and is being amortized as an increase to interest expense over the first 10, 20 and 60 semi-annual interest payments associated with the respective 2012 Coventry-related senior notes.

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

Revolving Credit Facility
On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Credit Agreement”) with several financial institutions. On September 24, 2012, in connection with the acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment”, and together with the First Amendment and the Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.5 billion. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. On March 27, 2013, the maturity date of the Facility was extended by one year to March 27, 2018.

Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .070% to .150% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .100% at December 31, 2013.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility).  We met this requirement at December 31, 2013.  There were no amounts outstanding under the Facility, at any time during the year ended December 31, 2013 or 2012.

Annual Report- Page 127

15.	Capital Stock

From time to time, our Board authorizes us to repurchase our common stock. The activity under Board authorized share repurchase programs in 2013, 2012 and 2011 was as follows:

	Purchase Not to Exceed	Shares Purchased
		2013		2012		2011
(Millions)		Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
September 27, 2013	$750.0	2.3	$153.0	—	$—	—	$—
February 19, 2013	750.0	11.6	750.0	—	—	—	—
July 27, 2012	750.0	9.1	504.7	5.3	245.3	—	—
February 24, 2012	750.0	—	—	17.8	750.0	—	—
September 23, 2011	750.0	—	—	9.2	422.2	7.9	327.8
May 20, 2011	750.0	—	—	—	—	19.3	750.0
December 3, 2010	750.0	—	—	—	—	17.9	735.2
Total repurchases	N/A	23.0	$1,407.7	32.3	$1,417.5	45.1	$1,813.0

Repurchase authorization remaining at December 31,		N/A	$597.0	N/A	$504.7	N/A	$422.2

Prior to February 2011, our policy had been to pay an annual dividend of $.04 per share. In February 2011, we announced that our Board increased our cash dividend to shareholders to $.15 per share and moved us to a quarterly dividend payment cycle. In December 2011, our Board increased our quarterly cash dividend to shareholders to $.175 per share. In November 2012, our Board increased our quarterly cash dividend to shareholders to $.20 per share. In December 2013, our Board increased our quarterly cash dividend to shareholders to $.225 per share. On February 28, 2014, our Board declared a cash dividend of $.225 per share that will be paid on April 25, 2014 to shareholders of record at the close of business on April 10, 2014.

In 2013 and 2012 our Board declared the following cash dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid/ To be Paid	Total Dividends (Millions)
February 24, 2012	$.175	April 12, 2012	April 27, 2012	$60.8
May 18, 2012	.175	July 12, 2012	July 27, 2012	58.5
September 28, 2012	.175	October 11, 2012	October 26, 2012	58.6
November 30, 2012	.20	January 10, 2013	January 25, 2013	65.5
February 19, 2013	.20	April 11, 2013	April 26, 2013	65.3
May 17, 2013	.20	July 11, 2013	July 26, 2013	74.4
September 27, 2013	.20	October 10, 2013	October 25, 2013	73.5
December 6, 2013	.225	January 16, 2014	January 31, 2014	81.4

Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change.

On the Effective Date, we issued approximately 52.2 million Aetna common shares with a fair value of approximately $3.1 billion and paid approximately $3.8 billion in cash in exchange for all the outstanding shares of Coventry common stock and outstanding awards.

Annual Report- Page 128

In addition to the common stock disclosed on our balance sheets, approximately 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized. At December 31, 2013, there were also approximately 423 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

16.    Dividend Restrictions and Statutory Surplus

Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their equity holders. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends.

Under applicable regulatory requirements, at December 31, 2013, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders. During 2013, our insurance and HMO subsidiaries paid approximately $2.2 billion of dividends to the Company.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2013, 2012 and 2011 for our insurance and HMO subsidiaries were as follows:

(Millions)	2013	2012	2011
Statutory net income	$1,750.1	$1,813.7	$1,871.7
Statutory capital and surplus	8,431.0	6,372.8	5,938.6

17.	Reinsurance

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

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $110 million, $98 million and $83 million in 2013, 2012 and 2011, respectively. Reinsurance recoverables related to these obligations were approximately $793 million at December 31, 2013, approximately $919 million at December 31, 2012 and approximately $955 million at December 31, 2011. At December 31, 2013, reinsurance recoverables with a carrying value of approximately $736 million were associated with two reinsurers.

Effective January 1, 2012, we renewed our agreement with an unrelated insurer to reinsure fifty percent of our group term life and group accidental death and dismemberment insurance policies. During 2012 and 2011, we entered into agreements to reinsure certain Health Care insurance policies. We entered into these contracts to reduce the risk of catastrophic loss which in turn reduces our capital and surplus requirements. These contracts did not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting.

Effective 2013, 2012 and 2011, we entered into certain three or four-year reinsurance agreements with unrelated insurers (Vitality Re IV, Vitality Re III, Vitality Re II and Vitality Re Limited).  At December 31, 2013, 2012 and 2011, these agreements allowed us to reduce our required capital and provided an aggregate of $690 million, $540

Annual Report- Page 129

million and $390 million, respectively, of collateralized excess of loss reinsurance coverage on a portion of Aetna’s group Commercial Insured Health Care business.

In May 2013, we entered into two agreements with unrelated reinsurers to reinsure a portion of our Medicare Advantage business and a portion of our group Commercial Insured Health Care business, respectively. These contracts did not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting.

In 2008, as a result of the liquidation proceedings of Lehman Re, a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax). This reinsurance was placed in 1999 and was on a closed book of paid-up group whole life insurance business. In September 2008, we took possession of assets supporting the reinsurance recoverable, which previously were held as collateral in a trust. In 2013, we sold our claim against Lehman Re to an unrelated third party (including the reinsurance recoverable) and terminated the reinsurance arrangement. Upon the sale of the claim and termination of the arrangement, we released the related allowance thereby reducing other general and administrative expenses by $27.4 million ($42.2 million pretax) and recognized a $4.7 million ($7.2 million pretax) gain on the sale in fees and other revenue.

18.	Commitments and Contingencies

Guarantees
We have the following significant guarantee and indemnification arrangements at December 31, 2013.

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

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and our reinsurance relationships with Vitality Re Limited, Vitality Re II Limited, Vitality Re III Limited and Vitality Re IV Limited, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we or they purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2013, we do not believe that our future obligations under any of these agreements will be material to our financial position.

•
Separate Accounts assets - Certain Separate Accounts assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were $2.2 billion and $2.8 billion at December 31, 2013 and 2012, respectively. Refer to Note 2 beginning on page 83 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Accounts balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy. If contract holders do not maintain the required level of Separate Accounts assets to meet the annuity guarantees, we would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2013 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2013.

Annual Report- Page 130

•
Minimum Volume Commitments - In connection with the Coventry acquisition we assumed certain supplier agreements with minimum volume commitments which require us to make payments to the suppliers if the level of medical membership subject to the agreements falls below specified levels. The maximum potential amount of future payments we could be required to make over the remaining terms of the agreements, assuming the medical membership subject to the agreements is zero, is $233 million. Refer to Note 21 beginning on page 140 for additional information.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers.  Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes.  Some states have similar laws relating to HMOs.  The Pennsylvania Insurance Commissioner (the “Commissioner”) has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. In May 2012, the state court denied the request and ordered the Commissioner to propose a rehabilitation plan. In September 2012, the state court finalized its opinion that Penn Treaty is not insolvent and remains in rehabilitation. The Commissioner has appealed the state court's decision and has filed a proposed rehabilitation plan with the state court. If the rehabilitation is not successful and Penn Treaty ultimately is placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders.  We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict whether rehabilitation efforts will succeed, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets.  It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows.  While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

Annual Report- Page 131

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

On December 6, 2012, we entered into an agreement to settle MDL No. 2020. Under the terms of the proposed nationwide settlement, we will be released from claims relating to our out-of-network reimbursement practices from the beginning of the applicable settlement class period through August 30, 2013. The settlement class period for health plan members begins on March 1, 2001, and the settlement class period for health care providers begins on June 3, 2003. The agreement contains no admission of wrongdoing. The medical associations are not parties to the settlement agreement.

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

The New Jersey District Court preliminarily approved the settlement on August 30, 2013. The proposed settlement remains subject to final court approval, and a final approval hearing is scheduled for March 2014. Final court approval of the settlement could be delayed by appeals or other proceedings. In addition, the Company has the right to terminate the settlement agreement if more than certain percentages of class members, or class members collectively holding specified dollar amounts of claims, elect to opt-out of the settlement. In connection with the proposed settlement, the Company recorded an after-tax charge to net income attributable to Aetna of approximately $78 million in the fourth quarter of 2012. The Company will pay for the settlement with available resources and expects the settlement payments to occur over the next twelve to twenty-four months.  We intend to continue to vigorously defend ourselves against the claims brought in these cases by non-settling plaintiffs.

We also have received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to our out-of-network benefit payment and administration practices.  It is reasonably possible that others could initiate additional regulatory action against us with respect to our out-of-network benefit payment and/or administration practices.

CMS Actions
The Centers for Medicare & Medicaid Services (“CMS”) regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries.  CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers.  We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical

Annual Report- Page 132

records.  CMS pays increased premiums to Medicare Advantage plans and PDPs for members who have certain medical conditions identified with specific diagnosis codes.  Federal regulators review and audit the providers’ medical records to determine whether those records support the related diagnosis codes that determine the members’ health status and the resulting risk-adjusted premium payments to us.  In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company's plans. The Office of Inspector General (the “OIG”) also is auditing risk adjustment data of other companies, and we expect CMS and the OIG to continue auditing risk adjustment data.

CMS is using a new audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the new methodology, among other things, CMS will project the error rate identified in the audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not project sample error rates to the entire contract. As a result, the new methodology may increase our exposure to premium refunds to CMS based on incomplete medical records maintained by providers. During 2013, CMS selected certain of our Medicare Advantage contracts for contract year 2011 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years or the current contract year. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV or other audits by CMS, the OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including claims of or relating to bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay or administer claims and benefits in our Health Care and Group Insurance businesses (including our post-payment audit and collection practices and reductions in payments to providers due to sequestration), provider network structure (including the use of performance-based networks and termination of provider contracts), rescission of insurance coverage, improper disclosure of personal information, patent infringement and other intellectual property litigation, other legal proceedings in our Health Care and Group Insurance businesses and employment litigation.  Some of these other lawsuits are or are purported to be class actions.  We intend to vigorously defend ourselves against the claims brought in these matters.

Awards to us and others of certain government contracts, particularly in our Medicaid business, are subject to increasingly frequent protests by unsuccessful bidders. These protests may result in awards to us being reversed, delayed or modified. The loss or delay in implementation of any government contract could adversely affect our operating results. We will continue to defend vigorously contract awards we receive.

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

Annual Report- Page 133

entertainment expenses, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under “Out-of-Network Benefit Proceedings.”

Over 35 states are investigating life insurers' claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlements.  We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices.  In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration's Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax). Given the legal and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

There also continues to be heightened review by regulatory authorities of, and increased litigation regarding, our and the rest of the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including the use of performance-based networks and termination of provider contracts), delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices, sales practices, and claim payment practices (including payments to out-of-network providers and payments on life insurance policies).

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

Estimating the probable losses or a range of probable losses resulting from litigation, government actions and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties or punitive damages that are discretionary in amount, involve a large number of claimants or regulatory authorities, represent a change in regulatory policy, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices.  In addition, because most legal proceedings are resolved over long periods of time, potential losses are subject to change due to, among other things, new developments, changes in litigation strategy, the outcome of intermediate procedural and substantive rulings and other parties’ settlement posture and their evaluation of the strength or weakness of their case against us.  Except as specifically noted above under “Out-of-Network Benefit Proceedings” and “Other Litigation and Regulatory Proceedings,” we are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above, and it is reasonably possible that their outcome could be material to us.

Other Obligations
We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $170 million, $142 million and $133 million in 2013, 2012 and 2011, respectively. The future net minimum payments under non-cancelable leases for 2014 through 2018 are estimated to be $157 million, $116 million, $92 million, $64 million and $44 million, respectively.

Annual Report- Page 134

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2014 through 2018 are estimated to be $130 million, $69 million, $55 million, $32 million and $21 million, respectively.

19.	Segment Information

Our operations are conducted in three business segments:  Health Care, Group Insurance and Large Case Pensions. The acquired Coventry operations are reflected in our Health Care segment on and after May 7, 2013.  Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile to our consolidated results.  The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and OPEB plan expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Summarized financial information of our segment operations for 2013, 2012 and 2011 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions (2)	Corporate Financing	Total Company
2013
Revenue from external customers	$44,085.2	$2,053.3	$248.6	$—	$46,387.1
Net investment income	309.3	286.6	320.4	—	916.3
Interest expense	—	—	—	333.7	333.7
Depreciation and amortization expense	564.7	4.4	—	—	569.1
Income taxes (benefits)	1,078.4	32.3	21.8	(103.9)	1,028.6
Operating earnings (loss) (1)	2,130.8	128.0	21.2	(178.4)	2,101.6
Segment assets	33,319.9	5,520.3	11,031.6	—	49,871.8
2012
Revenue from external customers	$32,608.9	$1,842.0	$1,118.0	$—	$35,568.9
Net investment income	310.4	282.8	329.0	—	922.2
Interest expense	—	—	—	268.8	268.8
Depreciation and amortization expense	445.5	4.4	—	—	449.9
Income taxes (benefits)	950.5	62.3	(2.4)	(122.9)	887.5
Operating earnings (loss) (1)	1,752.1	161.5	17.8	(161.8)	1,769.6
Segment assets	24,245.9	5,697.5	11,551.1	—	41,494.5
2011
Revenue from external customers	$30,793.9	$1,715.2	$172.0	$—	$32,681.1
Net investment income	338.4	267.0	327.8	—	933.2
Interest expense	—	—	—	246.9	246.9
Depreciation and amortization expense	442.2	5.0	—	—	447.2
Income taxes (benefits)	1,106.6	72.6	1.0	(88.1)	1,092.1
Operating earnings (loss) (1)	1,955.7	153.0	20.7	(163.7)	1,965.7
Segment assets	21,697.4	5,392.6	11,503.1	—	38,593.1

(1)	Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 136.

(2)
In 2013 and 2012, pursuant to contractual rights exercised by contract holders, certain existing group annuity contracts were converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million and $941.4 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million and $941.4 million non-cash benefit expense on group annuity conversion for these contracts during 2013 and 2012, respectively.

Annual Report- Page 135

Non-GAAP financial measures we disclose, such as operating earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. A reconciliation of operating earnings (1) to net income attributable to Aetna in 2013, 2012 and 2011 was as follows.

(Millions)	2013	2012	2011
Operating earnings	$2,101.6	$1,769.6	$1,965.7
Transaction, integration-related and restructuring costs, net of tax	(233.5)	(25.4)	—
Charge for changes in our life insurance claim payment practices, net of tax	(35.7)	—	—
Reduction of reserve for anticipated future losses on discontinued products, net of tax	55.9	—	—
Reversal of allowance and gain on sale of reinsurance recoverable, net of tax	32.1	—	—
Litigation-related settlement, net of tax	—	(78.0)	—
Loss on early extinguishment of long-term debt, net of tax	—	(55.2)	—
Severance charge, net of tax	—	(24.1)	—
Voluntary early retirement program, net of tax	—	—	(89.1)
Net realized capital (losses) gains, net of tax	(6.8)	71.0	109.1
Net income attributable to Aetna	$1,913.6	$1,657.9	$1,985.7

(1)
In addition to net realized capital (losses) gains, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
We incurred transaction, integration-related and restructuring costs of $233.5 million ($332.8 million pretax) and $25.4 million ($32.6 million pretax) during 2013 and 2012, respectively. Transaction and integration-related costs are related to the acquisition of Coventry. Restructuring costs, primarily comprised of severance and real estate consolidation costs, are related to the acquisition of Coventry and Aetna's expense management and cost control initiatives. Transaction costs include advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses, as well as the cost of the bridge credit agreement that was in effect prior to the Coventry acquisition, which is reflected in the GAAP Consolidated Statements of Income in interest expense. Transaction costs also include transaction-related payments as well as expenses related to the negative cost of carry associated with the permanent financing that we obtained in November 2012 for the Coventry acquisition. Prior to the Effective Date, the negative cost of carry associated with the permanent financing was excluded from operating earnings. The components of the negative cost of carry are reflected in our GAAP Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses. On and after the Effective Date, the interest expense and general and administrative expenses associated with the permanent financing are no longer excluded from operating earnings.

•
In the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax) as a result of changes during the fourth quarter of 2013 in our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations. Refer to Note 18 beginning on page 130 for additional information on the increase in our estimated liability for life insurance claim payment practices.

•
We reduced the reserve for anticipated future losses on discontinued products by $55.9 million ($86.0 million pretax) in the second quarter of 2013. We believe excluding any changes in the reserve for anticipated future losses on discontinued products from operating earnings provides more useful information as to our continuing products and is consistent with the treatment of the operating results of these discontinued products, which are credited or charged to the reserve and do not affect our operating results. Refer to Note 20 beginning on page 137 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

•
In 2008, as a result of the liquidation proceedings of Lehman Re, a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax). This reinsurance was placed in 1999 and was on a closed book of paid-up group whole life insurance business. In 2013, we sold our claim against Lehman Re to an unrelated third party (including the reinsurance recoverable) and terminated the reinsurance arrangement. Upon the sale of the claim and termination of the arrangement, we released the related allowance thereby reducing other general and administrative expenses by $27.4 million ($42.2 million pretax) and recognized a $4.7 million ($7.2 million pretax) gain on the sale in fees and other revenue.

•
In 2012, we recorded a charge of $78.0 million ($120.0 million pretax) related to the settlement of purported class action litigation regarding Aetna's payment practices related to out-of-network health care providers.

•	In 2012, we incurred a loss on the early extinguishment of long-term debt of $55.2 million ($84.9 million pretax) related to repurchases of certain of our outstanding senior notes.

•	In 2012, we recorded a severance charge of $24.1 million ($37.0 million pretax) related to actions taken in 2012 and 2013.

•	In 2011, we announced a voluntary early retirement program. In connection with the voluntary early retirement program, we recorded a charge of $89.1 million ($137.0 million pretax) during 2011.

Annual Report- Page 136

Revenues from external customers by product in 2013, 2012 and 2011 were as follows:

(Millions)	2013	2012	2011
Health care premiums	$39,659.7	$28,872.0	$27,189.2
Health care fees and other revenue	4,425.5	3,736.9	3,604.7
Group life	1,158.9	1,070.1	1,036.7
Group disability	849.5	726.0	632.6
Group long-term care	44.9	45.9	45.9
Large case pensions, excluding group annuity contract conversion premium	149.6	176.6	172.0
Group annuity contract conversion premium (1)	99.0	941.4	—
Total revenue from external customers (2) (3)	$46,387.1	$35,568.9	$32,681.1

(1)
In 2013 and 2012, pursuant to contractual rights exercised by contract holders, certain existing group annuity contracts were converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million and $941.4 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million and $941.4 million non-cash benefit expense on group annuity conversion for these contracts during 2013 and 2012, respectively.

(2)	All within the U.S., except approximately $886 million, $775 million and $590 million in 2013, 2012 and 2011, respectively, which were derived from foreign customers.

(3)
Revenue from the U.S. federal government was $12.2 billion, $7.4 billion and $7.0 billion in 2013, 2012 and 2011, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2013, 2012 and 2011.

The following is a reconciliation of revenue from external customers to total revenues included in our statements of income in 2013, 2012 and 2011:

(Millions)	2013	2012	2011
Revenue from external customers	$46,387.1	$35,568.9	$32,681.1
Net investment income	916.3	922.2	933.2
Net realized capital (losses) gains	(8.8)	108.7	167.9
Total revenue	$47,294.6	$36,599.8	$33,782.2

Long-lived assets, which are principally within the U.S., were $718 million and $535 million at December 31, 2013 and 2012, respectively.

20.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs); so we established a reserve for anticipated future losses at the time of discontinuance.  This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts. As of December 31, 2013, our remaining GIC liability was not material.

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

Annual Report- Page 137

We review the adequacy of this reserve quarterly based on actual experience.  As long as our expected future losses remain consistent with prior projections, the results of the discontinued products are applied against the reserve and do not impact net income attributable to Aetna.  If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income attributable to Aetna.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income attributable to Aetna. As a result of this review, $55.9 million ($86.0 million pretax) of the reserve was released during 2013. This reserve release was primarily due to favorable investment performance as well as favorable retirement experience compared to assumptions we previously made in estimating the reserve.  The reserve at each of December 31, 2013 and December 31, 2012 reflects management's best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

The activity in the reserve for anticipated future losses on discontinued products in 2013, 2012 and 2011 was as follows (pretax):

(Millions)	2013	2012	2011
Reserve, beginning of period	$978.5	$896.3	$884.8
Operating income (loss)	1.0	(2.0)	(16.9)
Net realized capital gains	86.0	84.2	28.4
Reserve reduction	(86.0)	—	—
Reserve, end of period	$979.5	$978.5	$896.3

In 2013, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of other investments and from the sale of debt and equity securities. In 2012, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from other investments. In 2011, our discontinued products reflected net realized capital gains, primarily attributable to gains from the sale of debt securities partially offset by losses from derivative transactions. In addition, during 2012 and 2011, our discontinued products also reflected operating losses. We evaluated these 2013 results against the expectations of future cash flows assumed in estimating the reserve and do not believe that an adjustment to the reserve was required at December 31, 2013.

The anticipated run-off of the discontinued products reserve balance at December 31, 2013 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2014	$54.2
2015	52.9
2016	51.3
2017	49.7
2018	48.0
Thereafter	723.4

Annual Report- Page 138

Assets and liabilities supporting discontinued products at 2013 and 2012 were as follows: (1)

(Millions)	2013	2012
Assets:
Debt and equity securities available for sale	$2,372.6	$2,515.3
Mortgage loans	407.0	448.6
Other investments	663.9	711.6
Total investments	3,443.5	3,675.5
Other assets	85.2	79.2
Collateral received under securities loan agreements	204.4	3.8
Current and deferred income taxes	14.4	19.3
Receivable from continuing products (2)	533.1	556.0
Total assets	$4,280.6	$4,333.8
Liabilities:
Future policy benefits	$2,804.8	$2,857.6
Policyholders' funds	—	6.6
Reserve for anticipated future losses on discontinued products	979.5	978.5
Collateral payable under securities loan agreements	204.4	3.8
Other liabilities (3)	291.9	487.3
Total liabilities	$4,280.6	$4,333.8

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

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

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $407 million (12% of the investment portfolio) at December 31, 2013. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $70 million (2% of the investment portfolio) at December 31, 2013, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2013, the expected run-off of the SPA and GIC liabilities, including future interest, was as follows: (1)

(Millions)
2014	$400.4
2015	382.8
2016	364.9
2017	347.3
2018	329.8
Thereafter	4,191.1

(1)	As of December 31, 2013, our remaining GIC liability was not material.

Annual Report- Page 139

The liability expected at December 31, 1993 and actual liability balances at December 31, 2013, 2012 and 2011 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2011	$17.0	$2,780.5	$8.2	$3,005.8
2012	16.1	2,615.4	6.6	2,857.6
2013	15.7	2,448.9	—	2,804.8

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $391.5 million, $399.5 million and $412.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. Participant-directed withdrawals from our discontinued products were not significant in the years ended ended December 31, 2013, 2012 or 2011.  Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

21.	Subsequent Events

In January 2014, we entered into five-year reinsurance agreements with Vitality Re V Limited, an unrelated insurer. The agreements allow us to reduce our required capital and provide $200 million of collateralized excess of loss reinsurance coverage on a portion of Aetna's group Commercial Insured Health Care business. The Company's similar reinsurance agreements with Vitality Re Limited and Vitality Re II Limited expired in January 2014.

In connection with the integration of the Coventry acquisition and to permit migration of membership from acquired health plans to Aetna plans and systems, we amended a supplier agreement effective January 1, 2014 to eliminate an exclusivity provision. During 2014, we expect to record in general and administrative expenses the financial impact of certain payments to be made to the supplier as a result of this amendment of up to approximately $65 million pretax.

On February 28, 2014, our Board declared a cash dividend of $.225 per share that will be paid on April 25, 2014 to shareholders of record at the close of business on April 10, 2014.

Also on February 28, 2014, our Board approved a new share repurchase program that authorized us to repurchase up to $1.0 billion of our common stock.

On February 7, 2014, we announced that we will redeem for cash the entire $750 million aggregate principal amount outstanding of our 6.0% Senior Notes due 2016. The redemption will occur on March 14, 2014 (the “Redemption Date”) at a redemption price that includes a make-whole premium, plus any interest accrued and unpaid at the Redemption Date. We expect to finance the redemption with additional indebtedness. We estimate the pretax loss on the early extinguishment of the debt to be approximately $90 million, which we expect will be partially offset by approximately $20 million pretax of realized capital gains due primarily to the recognition of hedge ineffectiveness arising from the early termination of interest rate swaps hedging interest rate exposure related to the forecasted future issuance of fixed-rate debt to refinance the 6.0% Senior Notes due 2016.

Annual Report- Page 140

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

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2013. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework” (1992). Based on this assessment, management concluded that our ICOFR was effective at December 31, 2013. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 142.

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

The Audit Committee of Aetna's Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears on page 142.

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

Annual Report- Page 141

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.
/s/ KPMG LLP
Hartford, Connecticut
February 28, 2014

Annual Report- Page 142

Quarterly Data (unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2013
Total revenue	$9,538.9	$11,537.4	$13,035.6	$13,182.7

Income before income taxes	$750.7	$847.7	$806.7	$535.4
Income taxes	(259.8)	(314.5)	(287.7)	(166.6)
Net income including non-controlling interests	490.9	533.2	519.0	368.8
Less: Net income (loss) attributable to non-controlling interests	.8	(2.8)	.4	(.1)
Net income attributable to Aetna	$490.1	$536.0	$518.6	$368.9

Net income attributable to Aetna per share - basic (1)	$1.50	$1.50	$1.40	$1.01
Net income attributable to Aetna per share - diluted (1)	1.48	1.49	1.38	1.00

Dividends declared per share	$.20	$.20	$.20	$.225
Common stock prices, high	51.46	63.59	68.71	68.93
Common stock prices, low	44.38	52.38	61.54	60.75

2012
Total revenue	$8,917.0	$8,835.9	$8,917.3	$9,929.6

Income before income taxes	$784.9	$696.1	$774.7	$291.6
Income taxes	(273.3)	(238.1)	(275.1)	(101.0)
Net income including non-controlling interests	511.6	458.0	499.6	190.6
Less: Net income attributable to non-controlling interests	.6	.4	.4	.5
Net income attributable to Aetna	$511.0	$457.6	$499.2	$190.1

Net income attributable to Aetna per share - basic (1)	$1.46	$1.34	$1.49	$.57
Net income attributable to Aetna per share - diluted (1)	1.43	1.32	1.47	.56

Dividends declared per share	$.175	$.175	$.175	$.20
Common stock prices, high	50.16	50.23	40.29	46.99
Common stock prices, low	42.40	38.77	35.30	39.81

(1)	Calculation of net income attributable to Aetna per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Annual Report- Page 143

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor's 500 Stock Index (“S&P 500”) and the cumulative total return on the published Standard & Poor's Supercomposite Managed Health Care Index (“S&P MHCI”) from December 31, 2008 through December 31, 2013. The Morgan Stanley Healthcare Payors Index is no longer published; as a result no total shareholder return comparison to that index is included in the graph. The graph assumes a $100 investment in shares of our common stock on December 31, 2008.

Cumulative Total Return From December 31, 2008 to December 31, 2013 of Aetna Common Stock, S&P 500 and S&P MHCI

$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Index Value

	2008	2009	2010	2011	2012	2013
AET	$ 100.0	$ 111.4	$ 107.3	$ 150.1	$ 167.5	$ 251.7
S&P	100.0	126.5	145.5	148.6	172.3	228.1
S&P MHCI	100.0	128.2	141.0	190.7	202.5	297.6

(1)
At December 31, 2013, the companies included in the S&P MHCI were: Aetna Inc., Centene Corporation, CIGNA Corporation, Health Net, Inc., Humana Inc., Magellan Health Services, Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans, Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

Annual Report- Page 144