Form 10-K, Exhibit 13
period 2015-12-31
AETNA INC /PA/
filed 2016-02-19
CIK 1122304

Exhibit 13.1

2015 Aetna Annual Report, Financial Report to Shareholders

Unless the context otherwise requires, references to the terms we, our, or us used throughout this 2015 Annual Report, Financial Report to Shareholders (the “Annual Report”) refer to Aetna Inc. (a Pennsylvania corporation) (“Aetna”) and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Page	Description
2 - 80
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) - The MD&A provides a review of our operating results for the years 2013 through 2015, as well as our financial condition at December 31, 2015 and 2014. The MD&A should be read in conjunction with our consolidated financial statements and notes thereto. The MD&A includes the following:

2	Overview - We begin our MD&A with an overview of earnings, cash flows and significant developments for the last three years and our outlook for 2016.
7	Health Care - We discuss the factors affecting Health Care revenues and operating earnings in this section.
10	Group Insurance - We discuss the factors affecting Group Insurance operating earnings in this section.
12	Large Case Pensions - We discuss the factors affecting Large Case Pensions operating earnings and revenues, including the results of our discontinued products, in this section.
13
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

81	Selected Financial Data - We provide selected annual financial data for the most recent five years.
82
Consolidated Financial Statements - We include our consolidated balance sheets at December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years 2013 through 2015.

87	Notes to Consolidated Financial Statements
150
Reports of Management and our Independent Registered Public Accounting Firm - We include a report on our responsibilities for internal control over financial reporting and financial statements, the oversight of our Audit Committee and KPMG LLP’s opinion on our consolidated financial statements and internal control over financial reporting.

152	Quarterly Data (unaudited) - We provide selected quarterly financial data for each of the last eight quarters.
153
Corporate Performance Graph - We provide a graph comparing the cumulative total shareholder return on our common stock to the cumulative total return on certain published indices for the years 2010 through 2015.

Annual Report- Page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

OVERVIEW

We are one of the nation’s leading diversified health care benefits companies, serving an estimated 46.5 million people with information and resources to help them, in consultation with their health care professionals, make better informed decisions about their health care.  We offer a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare supplement plans, workers’ compensation administrative services and health information technology products and services, such as Accountable Care Solutions (“ACS”). Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates.  Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.

The following MD&A provides a review of our financial condition at December 31, 2015 and December 31, 2014 and operating results for the years ended December 31, 2015, 2014 and 2013. We acquired Coventry Health Care, Inc. (“Coventry”) on May 7, 2013 (the “Coventry Acquisition Date”). Coventry’s results are recorded within our Health Care segment on and after the Coventry Acquisition Date for the year ended December 31, 2013 and for each of the years in the two year period ended December 31, 2015. The Coventry acquisition significantly impacts the comparability of our results for both 2015 and 2014 to 2013, as only approximately eight months of Coventry’s results were included in 2013. This Overview should be read in conjunction with the entire MD&A, which contains detailed information that is important to understanding our operating results and financial condition, the consolidated financial statements and other data presented in this Annual Report. This Overview is qualified in its entirety by the full MD&A.

Summarized Results

(Millions)	2015	2014	2013

Total revenue	$60,336.5	$58,003.2	$47,294.6
Net income attributable to Aetna	2,390.2	2,040.8	1,913.6
Operating earnings (1)	2,717.1	2,404.6	2,241.1
Total medical membership (in thousands)	23,487	23,548	22,190
Cash flows from operations	3,866.1	3,372.8	2,278.7

(1)
Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income attributable to Aetna (the term “GAAP” refers to U.S. generally accepted accounting principles).  Non-GAAP financial measures we disclose, such as operating earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Refer to “Segment Results and Use of Non-GAAP Measures in this Document” beginning on page 6 for a discussion of non-GAAP measures.  Refer to Note 20 beginning on page 143 for a reconciliation of operating earnings to net income attributable to Aetna.

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

Operating earnings increased in 2015 compared to 2014, primarily as a result of higher underwriting margins (calculated as premiums less health care costs) and higher fees and other revenue in our Health Care segment, partially offset by an increase in general and administrative expenses. Operating earnings in 2014 were higher than 2013 primarily due to the full-year effect of the inclusion of results from the May 2013 acquisition of Coventry, as well as higher underwriting margins in our Health Care segment and higher underwriting margins (calculated as premiums less current and future benefits) in our Group Insurance segment, partially offset by an increase in general and administrative expenses.

Annual Report- Page 2

Total revenue increased during 2015 compared to 2014, primarily due to membership growth in our Government business as well as higher Health Care premium yields, partially offset by membership losses in our group Commercial Insured products. Total revenue increased in 2014 compared to 2013 primarily as a result of membership growth in our Health Care segment and the effects of pricing actions designed to recover the fees and taxes mandated by the ACA (as defined below), as well as higher Health Care premiums from the May 2013 acquisition of Coventry.

Total medical membership at December 31, 2015 remained relatively flat compared to December 31, 2014, primarily reflecting declines in our Commercial Insured products substantially offset by growth in our Medicare and Medicaid products. Refer to “Health Care - Membership” on page 10 for further information.

During the past three years our cash flows supported both new and ongoing initiatives.
We generated substantial cash flows in the past three years, which we used to support our ordinary course operating activities; support our growth strategies, including partially funding the Coventry acquisition, funding other acquisitions, and investing in our Government and Healthagen® (including Consumer) businesses; repurchase our common stock; repurchase our long-term debt; and increase our shareholder dividend. During 2015, 2014 and 2013, we repurchased 3 million, 16 million and 23 million shares of our common stock, respectively, at a cost of $296 million, $1.2 billion and $1.4 billion, respectively, under share repurchase programs authorized by Aetna’s Board of Directors (our “Board”). Prior to the closing of our proposed acquisition of Humana Inc. (“Humana”), our ability to repurchase shares of our common stock will be limited. We expect to suspend our share repurchase programs for approximately six months following the closing of our proposed acquisition of Humana. Refer to Note 16 beginning on page 135 for additional information on share repurchases.

Refer to “Liquidity and Capital” resources beginning on page 16 for additional information on our primary sources and uses of cash flows.

Proposed Acquisition of Humana
On July 2, 2015, we entered into a definitive agreement (as it may be amended, the “Merger Agreement”) to acquire Humana Inc. (the “Proposed Acquisition”) in a transaction valued at approximately $37 billion, based on the closing price of Aetna common shares on July 2, 2015, including the assumption of Humana debt and Humana cash and cash equivalents. Under the terms of the Merger Agreement, Humana stockholders will receive $125.00 in cash and 0.8375 Aetna common shares for each Humana share. We expect to finance the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $16.2 billion of new debt, including senior notes, term loans and commercial paper. We made customary representations, warranties and covenants in the Merger Agreement, including, among others, a covenant, subject to certain exceptions, to conduct our business in the ordinary course between the execution of the Merger Agreement and the closing of the transaction.

On October 19, 2015, Aetna and Humana each obtained the approval of their respective shareholders necessary for the Proposed Acquisition.

We continue to work with the U.S. Department of Justice to obtain clearance for the Proposed Acquisition, and as of February 15, 2016, we had obtained ten of the twenty state change of control regulatory approvals necessary to close the transaction. The Proposed Acquisition is currently projected to close in the second half of 2016 and remains subject to customary closing conditions, including expiration of the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) waiting period and approvals of state departments of insurance and other regulators, and therefore has not been reflected in this Annual Report on Form 10-K unless expressly stated otherwise.

Refer to Notes 3 and 15 on pages 99 and 131, respectively, and “Forward-Looking Information/Risk Factors” beginning on page 42 for additional information on the Proposed Acquisition.

Annual Report- Page 3

Health Care Reform
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, “Health Care Reform” or the “ACA”) has changed and will continue to make broad-based changes to the U.S. health care system. We expect Health Care Reform and changes to Health Care Reform to continue to significantly impact our business operations and financial results, including our pricing, our medical benefit ratios (“MBRs”) and the geographies in which our products are available. Health Care Reform presents us with business opportunities, but also with financial and regulatory challenges. Most of the key components of Health Care Reform were phased in during or prior to 2014, including public health insurance exchanges (“Public Exchanges”), required minimum MLRs in Commercial and Medicare products, the individual coverage mandate, guaranteed issue, rating limits in individual and small group products, significant new industry-wide fees, assessments and taxes, enhanced premium rate review and disclosure processes, reduced Medicare Advantage payment rates to insurers, and linking Medicare Advantage payments to a plan’s CMS quality performance ratings or “star ratings.” The effects of these changes are reflected in our financial results. Certain components of Health Care Reform will continue to be phased in until 2020. It is reasonably possible that Health Care Reform and/or changes to Health Care Reform, in the aggregate, could have a significant adverse effect on our business operations and financial results.

On June 25, 2015, the U.S. Supreme Court issued a ruling that upheld the availability of federal tax credits and subsidies to individuals who purchase health insurance through Public Exchanges established by the federal government.

During 2015, we paid our $856 million portion of the ACA’s non tax-deductible health insurer fee (the “HIF”), an $185 million portion of our estimated 2015 ACA reinsurance contribution and the remaining $60 million portion of our 2014 ACA reinsurance contribution. During 2014, we paid our $605 million portion of the HIF and a $298 million portion of our estimated 2014 ACA reinsurance contribution. In the aggregate, we expect our portion of the total fees, assessments and taxes imposed by Health Care Reform in 2016 to be approximately $1 billion. Refer to Notes 2, 5 and 9 of Notes to Consolidated Financial Statements beginning on pages 88, 101 and 109, respectively, for additional information on the HIF and the ACA’s reinsurance program.

Ongoing legislative and regulatory changes to Health Care Reform, other pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform (including risk corridors), the 2016 presidential election, pending litigation challenging aspects of the law and federal budget negotiations continue to create uncertainty about the ultimate impact of Health Care Reform. Examples of these legislative and regulatory changes include: the December 2015 suspension of the HIF for 2017 and two year delay of the “Cadillac” tax on high-cost employer-sponsored health coverage; the October 2015 Protecting Affordable Coverage for Employees Act (“PACE”), which leaves groups with 51 to 100 employees within the large group category for each state unless the state exercises its option to include these groups within the small group category; and the October 2015 HHS announcement that Health Care Reform risk corridor receivables for the 2014 program year would only be funded at 12.6%. The pending litigation includes the House of Representatives’ challenge to HHS’s ability to make payments under the ACA’s cost sharing reduction (“Cost Sharing Subsidy”) program without an explicit appropriation.

As described above, the availability of funding for the ACA’s temporary risk corridor program is an example of this uncertainty. In May 2014, CMS published a final rule on Public Exchanges. The final rule provides that payments to health plans under the ACA’s risk corridor program will no longer be limited to the aggregate amount of the risk corridor collections received by HHS over the duration of the risk corridor program. However, it is possible that payments to health plans under the risk corridor program will require additional appropriation legislation to be passed by the U.S. Congress. In each of December 2014 and December 2015, legislation was enacted that prohibits HHS’s use of certain funds to pay HHS’s potential obligation under the ACA’s risk corridor program. In October 2015, HHS announced that 2014 Health Care Reform risk corridor receivables would be funded at 12.6% to the extent HHS fully collects risk corridor payables. As a result, we continue to believe that receipt of any payment from HHS for the 2015 program year and receipt of such payments in excess of the 12.6% prorated amount for the 2014 program year are uncertain. At December 31, 2015, we had a $2 million receivable for the remaining 2014

Annual Report- Page 4

program year prorated amount that had not been collected from HHS and no receivable for the 2015 program year. In addition, these limited risk corridor payments may create instability in the marketplace for individual Commercial products in 2016 and going forward by, among other things, causing health plans to change or stop offering their Public Exchange products. 2016 is the last program year for the ACA’s risk corridor program. Refer to Notes 2 and 9 of Notes to Consolidated Financial Statements beginning on pages 88 and 109, respectively, for additional information on our Health Care Reform risk corridor receivables.

We cannot predict whether pending or future federal or state legislation or court proceedings, including future U.S. Congressional appropriations, will change various aspects of the health care and related benefits system or Health Care Reform or state level health care reform or the impact those changes will have on our business operations and/or financial results, but the effects could be materially adverse.

For additional information on Health Care Reform, refer to “Regulatory Environment” beginning on page 26. For a discussion of certain factors that may cause our actual results to differ from currently anticipated results in connection with Health Care Reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 42.

Medicare Update
On April 6, 2015, the Centers for Medicare & Medicaid Services (“CMS”) issued its Final Notice detailing final 2016 Medicare Advantage benchmark payment rates (the “Final Notice”). We project that the benchmark rates in the Final Notice will increase funding for our Medicare Advantage business by 1% in 2016 compared to 2015.

Health Care Reform ties a portion of each Medicare Advantage plan’s reimbursement to the plan’s “star ratings.” Since 2015, plans must have a star rating of four or higher (out of five) to qualify for quality bonus payments. CMS released our 2016 star ratings in October 2015. Our 2016 star ratings will be used to determine which of our Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2017. Our enrollment weighted average 2016 star rating was 4.2, and our enrollment weighted-average 2015 and 2014 star ratings were both 4.0. Based on our membership at December 31, 2015, 85% of our Medicare Advantage members were in plans with 2016 star ratings of at least 4.0 stars, compared to 84% of our Medicare Advantage members being in plans with 2015 star ratings of at least 4.0 stars based on our membership at December 31, 2014.

Outlook for 2016
We expect to continue to face significant business challenges in 2016, most notably in our ACA compliant products. Our Public Exchange products continue to be challenged by a lack of overall stability in the risk pool, particularly with respect to members who purchase products during special election periods; a lack of predictability and full transparency in the risk adjustment program; and proposed regulations on network adequacy and standardization of benefits that would limit our and other insurers’ ability to offer affordable, innovative Public Exchange products.

Despite these challenges, we project that our operating earnings in 2016 will be higher than in 2015 due to projected improved operating margins in our ACA compliant products (including our ACA compliant small group and individual products), net productivity gains in excess of inflationary costs, appropriately positioning our infrastructure consistent with projected reduced membership levels and continued operating revenue growth, as our membership mix is projected to shift towards higher revenue, higher MBR Government products. We also project that these opportunities will be partially offset by the following pressures on 2016 operating earnings: the full year 2016 impact of the rate reset that occurred in July 2015 under our Kentucky Medicaid contract; the impact of projected medical administrative services contract customer losses on our Group Insurance segment; and the impact of the 2017 suspension of the ACA HIF on our revenues and medical benefit ratios as this change begins to be reflected in reduced premiums for 2016 medical customer renewals that have member months in 2017.

Uncertainties that could favorably impact our 2016 operating earnings relative to our projections include: the potential for favorable development of prior period health care cost estimates; and the potential for our current reconciliation estimates to develop favorably when we complete final reconciliations with respect to certain programs related to our ACA-compliant products in 2016. Additional risks to our ability to achieve our projection of increased operating earnings in 2016 include: the ever present risk that medical cost trends could increase by

Annual Report- Page 5

more than we have projected; the potential for unfavorable development of prior period health care cost estimates, the risk that risk-adjusted revenue in our ACA-compliant products may be lower than we currently project, and the risk that our medical membership may be lower than we currently project.

Our primary business goals for 2016 are to improve our operating earnings and to close and begin a successful integration of the Proposed Acquisition.

Except as specifically noted, the projected information in this annual report does not include or reflect any benefit or impact from or any transaction or other costs associated with the Proposed Acquisition. The closing of the Proposed Acquisition will significant affect the comparability of our results following the closing with our results in pre-closing periods.

Refer to “Forward-Looking Information/Risk Factors” beginning on page 42 for information regarding other important factors that may cause our actual results to differ from those currently projected in “Outlook for 2016” and/or otherwise materially affect us.

Management Updates
Sharon A. Virag, Vice President, Controller and Chief Accounting Officer, joined Aetna in June 2015 and succeeded Rajan Parmeswar when he left the company in July 2015.

On September 30, 2015, we announced the following changes:

•	Joseph M. Zubretsky, Senior Executive Vice President, Healthagen, will be leaving Aetna effective March 3, 2016.

•	Gary W. Loveman, Ph.D, joined Aetna as Executive Vice President, Consumer and Health Services.

•	Richard M. Jelinek joined Aetna as Executive Vice President, Humana Integration, responsible for the Aetna-Humana integration and Aetna’s enterprise strategy.

Segment Results and Use of Non-GAAP Measures in this Document
The following discussion of operating results is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and is consistent with our segment disclosure included in Note 20 of Notes to Consolidated Financial Statements beginning on page 143.  Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile our segment reporting to our consolidated results.  The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and other postretirement employee benefit plans (“OPEB”) expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Our discussion of operating results is based on operating earnings. Operating earnings exclude from net income attributable to Aetna reported in accordance with GAAP, net realized capital gains or losses, amortization of other acquired intangible assets and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance.  Although the excluded items may recur, we believe excluding them from net income attributable to Aetna to arrive at operating earnings provides a more useful comparison of our underlying business performance from period to period.  Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. Amortization of other acquired intangible assets relates to our acquisition activities, including Coventry, the InterGlobal Group (“InterGlobal”) and bswift LLC (“bswift”). These transactions and amortization do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. Operating earnings is the measure reported to our Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as the allocation of resources among our business segments. In each business segment discussion in this MD&A, we provide a table that reconciles operating earnings to net income attributable to Aetna.  Each table details the net realized capital gains or losses, amortization of other acquired intangible assets and any other items excluded from net income attributable to Aetna, and the footnotes to each table describe the nature of each other item and the reason we believe it is

Annual Report- Page 6

appropriate to exclude that item from net income attributable to Aetna. Non-GAAP financial measures we disclose, such as operating earnings, should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

HEALTH CARE

Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk) and emerging businesses products and services, such as Accountable Care Solutions, that complement and enhance our medical products. We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, workers’ compensation administrative services and products that provide access to our provider networks in select geographies. We separately track premiums and health care costs for Government businesses (which represents our combined Medicare and Medicaid products). All other medical, dental and other Health Care products are referred to as Commercial.

Operating Summary

(Millions)	2015	2014	2013
Premiums:
Commercial	$28,708.6	$28,563.2	$24,481.2
Government	22,909.5	20,999.0	15,178.5
Total premiums	51,618.1	49,562.2	39,659.7
Fees and other revenue	5,584.5	5,114.4	4,425.5
Net investment income	408.4	367.6	309.3
Net realized capital (losses) gains	(50.4)	64.4	2.7
Total revenue	57,560.6	55,108.6	44,397.2
Health care costs	41,712.0	40,746.7	32,896.0
Operating expenses:
Selling expenses	1,489.7	1,536.9	1,242.8
General and administrative expenses	9,765.9	8,801.1	7,061.8
Total operating expenses	11,255.6	10,338.0	8,304.6
Amortization of other acquired intangible assets	255.2	242.2	210.2
Total benefits and expenses	53,222.8	51,326.9	41,410.8
Income before income taxes	4,337.8	3,781.7	2,986.4
Income taxes	1,908.1	1,587.2	1,078.4
Net income including non-controlling interests	2,429.7	2,194.5	1,908.0
Less: Net income (loss) attributable to non-controlling interests	2.9	1.1	(4.5)
Net income attributable to Aetna for Health Care	$2,426.8	$2,193.4	$1,912.5

Annual Report- Page 7

The table presented below reconciles net income attributable to Aetna to operating earnings (1) for our Health Care segment:

(Millions)	2015	2014	2013
Net income attributable to Aetna for Health Care	$2,426.8	$2,193.4	$1,912.5
Net realized capital losses (gains), net of tax	33.2	(41.5)	(.7)
Amortization of other acquired intangible assets, net of tax	165.8	157.4	136.6
Transaction, integration-related and restructuring costs, net of tax	157.3	134.2	219.0
Release of litigation-related reserve, net of tax	—	(67.0)	—
Litigation-related proceeds	(71.3)	—	—
Operating earnings for Health Care	$2,711.8	$2,376.5	$2,267.4

(1)
Operating earnings excludes net realized capital gains and losses, amortization of other acquired intangible assets and the other items described in the reconciliation in Note 20 of Notes to Consolidated Financial Statements beginning on page 145. Of the total transaction, integration-related and restructuring costs described in the reconciliation in Note 20 of Notes to Consolidated Financial Statements beginning on page 145, $157.3 million ($223.2 million pretax), $134.2 million ($200.7 million pretax) and $219.0 million ($310.5 million pretax) were recorded in the Health Care segment in 2015, 2014 and 2013, respectively.

Operating earnings in 2015 increased compared to 2014.
In 2015, operating earnings increased by $335 million compared to 2014, primarily as a result of higher underwriting margins in our Government business and higher fees and other revenue, partially offset by an increase in general and administrative expenses. In 2014, operating earnings increased by $109 million compared to 2013, primarily due to the May 2013 acquisition of Coventry, as well as higher underwriting margins in both our Government and Commercial businesses, partially offset by an increase in general and administrative expenses. Refer to our discussions of Commercial and Government results and general and administrative expenses below for additional information.

We calculate our medical benefit ratio (“MBR”) by dividing health care costs by health care premiums.  Our MBRs by product for the last three years were:

	2015	2014	2013
Commercial	80.3%	80.2%	80.1%
Government	81.4%	84.9%	87.5%
Total Health Care	80.8%	82.2%	82.9%

Refer to our discussion of Commercial and Government results below for an explanation of the changes in our premiums and MBRs. In addition, the calculation of Health Care Costs Payable is a critical accounting estimate (refer to “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 20 for additional information).

Commercial operating results for 2015 reflect a decrease in membership and a stable MBR from 2014.
Commercial premiums were $145 million higher in 2015 than 2014, primarily as a result of higher premium yields partially offset by membership losses in our group Commercial Insured products and an increase in net ACA risk adjustment payables recorded in 2015. Commercial premiums were approximately $4.1 billion higher in 2014 than 2013, primarily as a result of higher membership in our Commercial Insured business, the effects of pricing actions designed to recover fees and taxes mandated by the ACA and higher premium rates, as well as the full-year impact of the May 2013 acquisition of Coventry.

Our Commercial MBRs increased 10 basis points over the prior year in both 2015 and 2014. The increase in our Commercial MBR in 2015 compared to 2014 is primarily due to performance in our ACA compliant products substantially offset by improved performance in our group Commercial products. Our Commercial MBR increased in 2014 compared to 2013, primarily due to costs associated with new hepatitis C treatments, the performance of our individual business, which reflects the impact of programs mandated by the ACA in 2014, and performance in the smaller middle-market business, substantially offset by higher premiums driven in part by pricing actions designed to recover fees and taxes mandated by the ACA.

Annual Report- Page 8

Government operating results for 2015 reflect improved underwriting margins and an increase in membership from 2014.
Government premiums were approximately $1.9 billion higher in 2015 than 2014 primarily due to membership growth in both our Medicare and Medicaid Insured products. Government premiums were approximately $5.8 billion higher in 2014 compared to 2013 primarily as a result of membership growth in both our Medicare and Medicaid Insured products, as well as the full-year impact of the May 2013 acquisition of Coventry.

Our Government MBRs improved 350 and 260 basis points over the prior year in 2015 and 2014, respectively. The improvement in our Government MBR in 2015 compared with 2014 is primarily a result of actions impacting revenue and medical costs designed to solve for the gap between Medicare premiums and medical costs and other expenses and improved performance in our Medicaid business. The improvement in our Government MBR in 2014 compared with 2013 is primarily due to actions impacting revenue and medical costs designed to solve for the gap between Medicare premiums and medical costs and other expenses, including the HIF, as well as increased favorable development of prior-years’ health care cost estimates in 2014.

Fees and Other Revenue
Health Care fees and other revenue for 2015 increased $470 million compared to 2014 primarily as a result of higher average fee yields, the favorable impact of $110 million pretax of net litigation-related proceeds and growth in our Commercial ASC membership. Health Care fees and other revenue for 2014 increased $689 million compared to 2013 due primarily to higher average fee yields and growth in our Commercial ASC membership, as well as the inclusion of Coventry’s service businesses for the full year.

General and Administrative Expenses
General and administrative expenses increased by $965 million during 2015 compared to 2014 due primarily to higher employee-related costs, increased investment spend to support our growth initiatives and 2014 results including the favorable impact of releasing a litigation-related reserve. Refer to Note 19 beginning on page 138 for additional information on the release of the litigation-related reserve. General and administrative expenses increased by approximately $1.7 billion during 2014 compared to 2013 due primarily to the inclusion of fees mandated by the ACA in 2014, the inclusion of Coventry’s general and administrative expenses for the full year and increased investment spend to support our growth initiatives, partially offset by continued execution of our expense initiatives, including execution on our Coventry-related cost synergies, and the favorable impact of releasing a litigation-related reserve during 2014.

Income taxes
Our effective tax rate was 44 percent, 42 percent and 36 percent in 2015, 2014 and 2013, respectively. The increase in 2015 compared to 2014 primarily reflects a higher 2015 non-tax deductible HIF, partially offset by lower estimated state taxes. The increase in 2014 compared to 2013 reflects the impact of the ACA, including the non-deductibility of the HIF beginning in 2014.

Annual Report- Page 9

Membership
Health Care’s membership at December 31, 2015 and 2014 was as follows:

	2015			2014
(Thousands)	Insured	ASC	Total	Insured	ASC	Total
Medical:
Commercial	5,777	13,593	19,370	6,314	13,508	19,822
Medicare Advantage	1,251	—	1,251	1,140	—	1,140
Medicare Supplement	566	—	566	462	—	462
Medicaid (1)	1,529	771	2,300	1,370	754	2,124
Total Medical Membership	9,123	14,364	23,487	9,286	14,262	23,548

Consumer-Directed Health Plans (2)			4,029			3,830

Dually-Eligible for Medicare and Medicaid (1)			27			11

Dental:
Total Dental Membership	6,243	8,391	14,634	6,138	8,391	14,529	(3)

Pharmacy:
Commercial			10,237			10,731
Medicare PDP (stand-alone)			1,466			1,572
Medicare Advantage PDP			863			754
Medicaid (1)			2,587			2,262
Total Pharmacy Benefit Management Services			15,153			15,319

(1)	Medicaid membership includes members who are dually-eligible for both Medicare and Medicaid.

(2)	Represents members in consumer-directed health plans who also are included in Commercial medical membership above.

(3)
Dental ASC membership at December 31, 2014 has been revised to reflect a reduction of 1 million Dental ASC members, as applicable Medicaid ASC members did not have a Dental ASC product at such date. This revision did not affect our financial statements.

Total medical membership at December 31, 2015 remained relatively flat compared to December 31, 2014, primarily reflecting declines in our Commercial Insured products substantially offset by growth in our Medicare and Medicaid products.

Total dental membership at December 31, 2015 increased slightly compared to December 31, 2014 primarily reflecting growth in our Insured Dental products.

Total pharmacy benefit management services membership declined slightly at December 31, 2015 compared to December 31, 2014 primarily reflecting declines in our Commercial and Medicare prescription drug program (“PDP”) stand-alone products partially offset by growth in our Medicaid and Medicare Advantage PDP products.

GROUP INSURANCE

Group Insurance primarily includes group life insurance and group disability products. Group life insurance products are offered on an Insured basis. Group disability products are offered to employers on both an Insured and an ASC basis. Group Insurance also includes long-term care products that were offered primarily on an Insured basis.  We no longer solicit or accept new long-term care customers.

Annual Report- Page 10

Operating Summary

(Millions)	2015	2014	2013
Premiums:
Life	$1,215.6	$1,240.7	$1,150.6
Disability	879.0	824.9	742.4
Long-term care	43.9	44.3	44.9
Total premiums	2,138.5	2,109.9	1,937.9
Fees and other revenue	101.9	104.3	115.4
Net investment income	237.9	261.2	286.6
Net realized capital (losses) gains	(.4)	14.4	1.3
Total revenue	2,477.9	2,489.8	2,341.2
Current and future benefits	1,836.4	1,798.3	1,811.2
Operating expenses:
Selling expenses	121.4	116.1	105.8
General and administrative expenses	346.1	337.2	301.7
Reversal of allowance on reinsurance recoverable	—	—	(42.2)
Total operating expenses	467.5	453.3	365.3
Amortization of other acquired intangible assets	.2	1.2	4.4
Total benefits and expenses	2,304.1	2,252.8	2,180.9
Income before income taxes	173.8	237.0	160.3
Income taxes	38.3	57.4	32.3
Net income including non-controlling interests	135.5	179.6	128.0
Less: Net income attributable to non-controlling interests	—	—	2.8
Net income attributable to Aetna for Group Insurance	$135.5	$179.6	$125.2

The table presented below reconciles net income attributable to Aetna to operating earnings (1) for our Group Insurance segment:

(Millions)	2015	2014	2013
Net income attributable to Aetna for Group Insurance	$135.5	$179.6	$125.2
Net realized capital losses (gains), net of tax	.3	(9.4)	(.8)
Amortization of other acquired intangible assets, net of tax	.2	.8	2.9
Charge for changes in life insurance claim payment practices, net of tax	—	—	35.7
Reversal of allowance and gain on sale of reinsurance recoverable, net of tax	—	—	(32.1)
Operating earnings for Group Insurance	$136.0	$171.0	$130.9

(1)
Operating earnings excludes net realized capital gains and losses, amortization of other acquired intangible assets and the other items described in the reconciliation in Note 20 of Notes to Consolidated Financial Statements beginning on page 145.

Operating earnings for 2015 declined by $35 million compared to 2014, primarily due to lower underwriting margins in our long-term care and life products as well as lower net investment income, partially offset by higher underwriting margins in our disability products. Operating earnings for 2014 increased by $40 million compared to 2013, primarily due to higher underwriting margins, reflecting improved experience in both our life and disability products, partially offset by lower net investment income.

We calculate our group benefit ratio by dividing current and future benefits by total premiums.  Our group benefit ratios for the last three years were:

	2015	2014	2013
Group benefit ratio	85.9%	85.2%	93.5%

Annual Report- Page 11

The 70 basis point increase in our group benefit ratio in 2015 over the prior year is primarily due to lower underwriting margins in our long-term care and life products partially offset by higher underwriting margins in our disability products. The 830 basis point improvement in our group benefit ratio in 2014 over the prior year is primarily due to higher underwriting margins, reflecting improved experience in both our life and disability products.

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans.  These products provide a variety of funding and benefit payment distribution options and other services.  The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2015	2014	2013
Premiums	$32.2	$76.4	$140.0
Group annuity contract conversion premium (1)	—	—	99.0
Net investment income	270.1	317.1	320.4
Other revenue	9.4	9.7	9.6
Net realized capital (losses) gains	(13.7)	1.6	(12.8)
Total revenue	298.0	404.8	556.2
Current and future benefits	284.2	366.7	440.2
Benefit expense on group annuity contract conversion (1)	—	—	99.0
General and administrative expenses	12.6	12.4	12.4
Reduction of reserve for anticipated future losses on discontinued products	—	—	(86.0)
Total benefits and expenses	296.8	379.1	465.6
Income before income (benefits) taxes	1.2	25.7	90.6
Income (benefits) taxes	(8.4)	.7	21.8
Net income including non-controlling interests	9.6	25.0	68.8
Less: Net income attributable to non-controlling interests	1.5	3.3	—
Net income attributable to Aetna for Large Case Pensions	$8.1	$21.7	$68.8

(1)
In 2013, pursuant to contractual rights exercised by the contract holders, certain existing group annuity contracts converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million non-cash benefit expense on group annuity conversion for these contracts during 2013.

The table presented below reconciles net income attributable to Aetna to operating earnings (1) for our Large Case Pensions segment:

(Millions)	2015	2014	2013
Net income attributable to Aetna for Large Case Pensions	$8.1	$21.7	$68.8
Net realized capital losses (gains), net of tax	8.9	(1.0)	8.3
Reduction of reserve for anticipated future losses on discontinued products, net of tax	—	—	(55.9)
Operating earnings for Large Case Pensions	$17.0	$20.7	$21.2

(1)
Operating earnings excludes net realized capital gains and losses, amortization of other acquired intangible assets and the other items described in the reconciliation in Note 20 of Notes to Consolidated Financial Statements beginning on page 145.

Total revenue decreased by $107 million in 2015 compared to 2014, primarily as a result of lower net investment income in 2015 and the discontinuance of certain services under an existing customer contract during 2014, which resulted in a corresponding reduction in current and future benefits during 2015. Total revenue decreased by $151 million in 2014 compared to 2013, primarily as a result of group annuity contract conversion premium in 2013 and the discontinuance of certain services under an existing customer contract during 2014, which resulted in a corresponding reduction in total benefits and expenses during 2014.

Annual Report- Page 12

Discontinued Products
Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs); so we established a reserve for anticipated future losses at the time of discontinuance.  At both December 31, 2015 and 2014, our remaining GIC liability was not material. We provide additional information on the reserve for anticipated future losses, including key assumptions and other important information, in Note 21 of Notes to Consolidated Financial Statements beginning on page 146.

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

Refer to Note 21 of Notes to Consolidated Financial Statements beginning on page 146 for additional information on the activity in the reserve for anticipated future losses on discontinued products during 2015, 2014 and 2013.

INVESTMENTS

Our investment portfolio supported the following products at December 31, 2015 and 2014:

(Millions)	2015	2014
Experience-rated products (1)	$1,156.7	$1,492.4
Discontinued products (1)	3,059.1	3,425.2
Remaining products	20,463.8	19,871.5
Total investments	$24,679.6	$24,789.1

(1)	Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results.

Annual Report- Page 13

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

(Millions)	2015	2014	2013
Scheduled contract maturities and benefit payments (1)	$77.9	$145.4	$237.1
Contract holder withdrawals other than scheduled contract
maturities and benefit payments (2)	206.9	7.6	35.4
Participant-directed withdrawals (2)	2.1	4.1	4.0

(1)	Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2)
At December 31, 2015, 2014 and 2013, $377.4 million, $565.4 million and $556.9 million, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, at December 31, 2015, 2014 and 2013, $42.2 million, $77.4 million and $77.9 million, respectively, of experience-rated pension contracts supported by our general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Debt and Equity Securities
The debt securities in our investment portfolio had an average credit quality rating of A at both December 31, 2015 and 2014, with approximately $5.0 billion and $4.6 billion rated AAA at December 31, 2015 and 2014, respectively.  The debt securities that were rated below investment grade (that is, having a credit quality rating below BBB-/Baa3) were $1.4 billion at both December 31, 2015 and 2014 (of which 13% and 14% at December 31, 2015 and 2014, respectively, supported our experience-rated and discontinued products).

At December 31, 2015 and 2014, we held $956 million and $811 million, respectively, of municipal debt securities that were guaranteed by third parties, representing 4% and 3%, respectively, of our total investments.  These securities had an average credit quality rating of AA and AA- at December 31, 2015 and 2014, respectively, with the guarantee. These securities had an average credit quality rating of A and A- at December 31, 2015 and 2014, respectively, without the guarantee.  We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

At both December 31, 2015 and 2014, less than 1% of our investment portfolio was comprised of investments that were either European sovereign, agency, or local government debt of countries which, in our judgment based on an analysis of market-yields, are experiencing economic, fiscal or political strains such that the likelihood of default may be higher than if those factors did not exist.

Additionally, at both December 31, 2015 and 2014, less than 7% of our investment portfolio was comprised of investments that have exposure to the oil and gas industry, with more than half that amount comprised of investment grade rated debt securities. These exposures are experiencing varied degrees of financial strains in the current depressed oil and gas price environment, and the likelihood of our portfolio incurring realized capital losses on these exposures may increase if such depressed prices persist and/or decline further.

We generally classify our debt and equity securities as available for sale, and carry them at fair value on our balance sheet.  At both December 31, 2015 and 2014, 1% of our debt and equity securities were valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP).  Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 111 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 103 for details related to:

•	Our investment portfolio balances at December 31, 2015 and 2014;

•	Gross unrealized capital gains and losses by major security type;

•	Debt securities with unrealized capital losses (including the amounts related to experience-rated and discontinued products);

Annual Report- Page 14

•	Our net realized capital gains and losses; and

•	Our mortgage loan portfolio.

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

Risk Management and Market-Sensitive Instruments
We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities when appropriate.  We manage credit risk by seeking to maintain high average credit quality ratings and diversified sector exposure within our debt securities portfolio.  In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads.  Our use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps.  These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, we expect these instruments to reduce overall risk.

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

Assuming an immediate 100 basis point increase in interest rates and immediate decrease of 15% in the prices for domestic equity securities, the theoretical decline in the fair values of our market sensitive instruments at December 31, 2015 is as follows:

•	The fair value of our long-term debt would decline by $413 million ($636 million pretax). Changes in the fair value of our long-term debt do not impact our financial position or operating results.

•
The theoretical reduction in the fair value of our investment securities partially offset by the theoretical reduction in the fair value of our interest rate sensitive liabilities would result in a net decline in fair value of $291 million ($447 million pretax) related to our non-experience-rated products. Reductions in the fair value of our investment securities would be reflected as an unrealized loss in equity, as we classify these securities as available for sale. We do not record our liabilities at fair value.

Annual Report- Page 15

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, operating results or cash flows as of December 31, 2015.

We also face certain operational risks, including risks related to information security, including cybersecurity. We have experienced a variety of cyber attacks, and we expect to continue to experience cyber attacks going forward. Among other things, we have experienced automated attempts to gain access to our public facing networks, brute force, SYN flood and distributed denial of service attacks, attempted virus infections, mass reconnaissance attempts, malware or injection attempts, phishing, PHP injection and cross-site scripting. We are dedicating and will continue to dedicate significant resources and incur significant expenses to maintain and update on an ongoing basis our systems and processes that are designed to mitigate the information security risks we face and protect the security of our computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. The impact of the cyber attacks we have experienced through December 31, 2015 has not been material to our operations or results of operations. Our Board and Audit Committee are regularly informed regarding our information security policies, practices and status.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
We meet our operating cash requirements by maintaining liquidity in our investment portfolio, using overall cash flows from premiums, fees and other revenue, deposits and income received on investments, issuing commercial paper and entering into repurchase agreements from time to time.  We monitor the duration of our investment portfolio of highly marketable debt securities and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities.  Overall cash flows are used primarily for claim and benefit payments, operating expenses, share and debt repurchases, repayment of debt, acquisitions, contract withdrawals and shareholder dividends.  We have committed short-term borrowing capacity of $2.0 billion through a revolving credit facility agreement that expires in March 2020.

Presented below is a condensed statement of cash flows for each of the last three years. On May 7, 2013, we completed the acquisition of Coventry, which is reflected in our cash flows for the full-year in both 2015 and 2014 and on and after the Coventry Acquisition Date for 2013.  We present net cash flows used for operating activities and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 86 for additional information.

(Millions)	2015	2014	2013
Cash flows from operating activities
Health Care and Group Insurance	$4,388.0	$3,601.3	$2,625.0
Large Case Pensions	(521.9)	(228.5)	(346.3)
Net cash provided by operating activities	3,866.1	3,372.8	2,278.7
Cash flows from investing activities
Health Care and Group Insurance	(1,663.4)	(2,453.1)	(2,261.4)
Large Case Pensions	635.9	323.4	341.6
Net cash used for investing activities	(1,027.5)	(2,129.7)	(1,919.8)
Net cash used for financing activities	(1,734.7)	(1,235.0)	(1,525.8)
Net increase (decrease) in cash and cash equivalents	$1,103.9	$8.1	$(1,166.9)

Annual Report- Page 16

Cash Flow Analysis
Cash flows provided by operating activities for Health Care and Group Insurance were approximately $4.4 billion, $3.6 billion and $2.6 billion in 2015, 2014 and 2013, respectively. The increase during 2015 compared to 2014 is primarily attributable to improved operating performance and the receipt of our Health Care Reform reinsurance recoverables related to 2014, partially offset by the payment of our Health Care Reform risk adjustment payable related to 2014 and an increase in the amount we paid for the HIF in September 2015. The increase during 2014 compared to 2013 is primarily attributable to the effect of growth in our Insured membership and the inclusion of results from the Coventry acquisition for the full-year in 2014, partially offset by the payment of both our portion of the HIF and a portion of our estimated 2014 ACA reinsurance contribution in 2014.

Cash flows used for investing activities were approximately $1.0 billion, $2.1 billion and $1.9 billion for 2015, 2014 and 2013, respectively. The decrease in cash used for investing activities in 2015 compared to 2014 is primarily attributable to lower net purchases of investments and a decline in cash used for acquisitions in 2015. The increase in cash used for investing activities in 2014 compared to 2013 was primarily a result of an increase in net purchases of investments in 2014 compared to net proceeds from the sales of investments in 2013, which was partially offset by a decline in cash used for acquisitions, as we completed the acquisition of Coventry during 2013.  Refer to Note 3 and 7 of Notes to Consolidated Financial Statements beginning on pages 99 and 102, respectively, for additional information.

Cash flows used for financing activities in 2015 and 2014 primarily reflect the repayment of debt, share repurchases and dividend payments. During 2014, our cash flows used for financing activities also reflect the issuance of debt. Cash flows used for financing activities in 2013 primarily reflect share repurchases and dividend payments. Refer to Note 15 and 16 of Notes to Consolidated Financial Statements beginning on pages 131 and 135, respectively, for additional information about debt issuances and repayments, share repurchases and dividend payments.

Long-Term Debt; Revolving Credit Facility; Bridge Credit Agreement; and Term Loan Agreement
In support of our capital management goals, during 2015 we repaid maturing long-term debt and extended the maturity date of our revolving credit facility (the “Facility”). Additionally, in July 2015 and in connection with the Proposed Acquisition, we entered into a $13.0 billion 364-day senior unsecured bridge credit agreement (the “Bridge Credit Agreement”) and a $3.2 billion three-year term loan credit agreement (the “Term Loan Agreement”). In addition, in July 2015, we amended the Facility to increase the commitments available from $2.0 billion to $3.0 billion upon our request and the satisfaction of certain conditions, including the completion of the transactions contemplated by the Merger Agreement and the termination of Humana’s existing credit agreement dated as of July 9, 2013. Refer to Note 15 of Notes to Consolidated Financial Statements beginning on page 131 for additional information on these transactions.

Cash Flow Hedges
We have entered into various interest rate swaps and treasury rate locks that are designated as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to be primarily used to finance a portion of the purchase price of the Proposed Acquisition. Refer to Note 15 of Notes to Consolidated Financial Statements beginning on page 131 for additional information on these transactions.

Other Liquidity Information
From time to time, we use short-term commercial paper borrowings, repurchase agreements and cash advances from the Federal Home Loan Bank of Boston (“FHLBB”) to address timing differences between cash receipts and disbursements. At December 31, 2015, we did not have any commercial paper outstanding or outstanding advances from the FHLBB. At December 31, 2014, we had $500 million of commercial paper outstanding with a weighted-average interest rate of .30% and no outstanding advances from the FHLBB. The maximum amount of commercial paper borrowings outstanding during 2015 was approximately $1.3 billion. Refer to Notes 2 and 11 of Notes to Consolidated Financial Statements beginning on pages 88 and 111, respectively, for additional information about our repurchase agreements.

Our debt to capital ratio (calculated as the sum of all short- and long-term debt outstanding (“total debt”) divided by the sum of total Aetna shareholders’ equity plus total debt) was 33% and 37% at December 31, 2015 and 2014,

Annual Report- Page 17

respectively. At the completion of the Proposed Acquisition, we currently project our debt to capital ratio will be approximately 46% as we expect to issue approximately $16.2 billion of new debt, including senior notes, term loans and commercial paper, to partially finance the cash portion of the purchase price. Following the announcement of the Proposed Acquisition in July 2015, each of Standard & Poor’s Ratings Services (“Standard & Poor’s”), A.M. Best, Fitch Ratings (“Fitch”) and Moody’s Investors Service (“Moody’s”) placed certain of our debt, financial strength and other credit ratings under review for a possible downgrade. We currently project that our debt to capital ratio will decrease below 40% over the 24 months following the completion of the Proposed Acquisition. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, reinsurance and pledging or selling of assets.

Interest expense was $364 million, $329 million and $334 million for 2015, 2014 and 2013, respectively. The increase in interest expense during 2015 compared to 2014 reflects the impact of the Bridge Credit Agreement and Term Loan Credit Agreement. The decrease in interest expense during 2014 compared to 2013 reflects interest expense savings from debt refinancings, partially offset by the full-year impact of Coventry’s debt that we assumed.

We are a member of the FHLBB, and as a member we have the ability to obtain cash advances, subject to certain minimum collateral requirements. Refer to Note 15 of Condensed Notes to Consolidated Financial Statements on page 131 for information on our FHLBB membership and, cash advances and cash advance capacity at year end.

Our current funding strategy for our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”) is to contribute an amount at least equal to the minimum funding requirement as determined under applicable law with consideration of factors such as the maximum tax deductibility of such amounts. Refer to Note 12 of Notes to Consolidated Financial Statements beginning on page 118 for additional information regarding our current funding strategy for the Aetna Pension Plan.

Refer to Note 2 beginning on page 88 for additional information on fees mandated by the ACA and “Overview-Health Care Reform” beginning on page 4 for additional information.

Annual Report- Page 18

Contractual Obligations
The following table summarizes certain estimated future obligations by period under our various contractual obligations at December 31, 2015. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2015 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under the Facility, the Bridge Credit Agreement, the Term Loan Agreement; from the FHLBB; and from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including our strategic growth initiatives.

(Millions)	2016	2017-2018	2019-2020	Thereafter	Total
Long-term debt obligations, including interest	$327.6	$1,732.2	$1,686.2	$8,452.0	$12,198.0
Operating lease obligations	142.1	206.2	100.1	86.8	535.2
Purchase obligations	262.5	240.1	117.8	2.0	622.4
Other liabilities reflected on our balance sheet: (1)
Future policy benefits (2)	671.8	1,270.2	1,000.0	3,998.0	6,940.0
Unpaid claims (2)	772.3	533.0	356.5	766.1	2,427.9
Policyholders’ funds (2) (3)	715.5	71.4	86.9	457.3	1,331.1
Other liabilities (4)	4,853.2	168.0	84.4	205.9	5,311.5
Total	$7,745.0	$4,221.1	$3,431.9	$13,968.1	$29,366.1

(1)
Payments of other long-term liabilities exclude Separate Accounts liabilities of approximately $4.0 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of our business.

(2)
Total payments of future policy benefits, unpaid claims and policyholders’ funds include $524.1 million, $35.3 million and $148.2 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3)
Customer funds associated with group life and health contracts of approximately $1.8 billion have been excluded from the table above because such funds may be used primarily at the customer’s discretion to offset future premiums and/or for refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $35.1 million, before tax, have been excluded from the table above.

(4)	Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

•
Employee-related benefit obligations of $589.6 million, including our pension and other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include expected benefit payments of $341.7 million over the next ten years for our non-qualified supplemental pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.

•	Deferred gains of $51.0 million which will be recognized in our earnings in the future in accordance with GAAP.

•	Net unrealized capital gains of $158.3 million, before tax, supporting discontinued products.

•
Non-controlling interests supporting our discontinued products of $70.4 million consisting of third party interests in our investment holdings. This amount does not represent future cash payments we will be required to make.

•	Other payables of $50.4 million.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, health maintenance organizations (“HMOs”) and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations. Under applicable regulatory requirements, at December 31, 2015, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities was approximately $1.9 billion in the aggregate.

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on

Annual Report- Page 19

debt and shareholder dividends. In addition, at our discretion, we use these funds for other purposes such as funding share and debt repurchase programs, investments in new businesses and other purposes we consider advisable.

At December 31, 2015 and 2014, we held investments of $690 and $778 million, respectively, that are not accounted for as Separate Accounts assets but are legally segregated and are not subject to claims that arise out of our business. Refer to Note 8 beginning on page 103 for additional information on investments related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract.

Off-Balance Sheet Arrangements
We do not have any guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future operating results, financial position or cash flows (other than the guarantees described in Note 19 of Notes to Consolidated Financial Statements beginning on page 138) at December 31, 2015. In addition, refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 103 for additional detail of our variable interest entities at December 31, 2015.

Solvency Regulation
The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company’s adjusted surplus to its required surplus (the “RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring an insurer to submit a comprehensive financial plan for increasing its RBC to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2015, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2015, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own RBC standards when they determine a company’s rating.

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

Health Care Costs Payable
At December 31, 2015 and 2014, 92% and 95%, respectively, of health care costs payable are estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively “IBNR”). The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate (the year-over-year change in per member per month health care costs) to be the most critical assumptions. In developing our estimate of IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” We estimate completion factors by aggregating

Annual Report- Page 20

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

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable. As a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2015; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2015 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of Notes to Consolidated Financial Statements on page 102, our prior year estimates of health care costs payable decreased by $841 million, $581 million, and $449 million in 2015, 2014 and 2013, respectively. These reductions were offset by estimated current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable.

Annual Report- Page 21

During 2015 and 2014 we observed an increase in our completion factors relative to those assumed at the prior year end. After considering the claims paid in 2015 and 2014 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were 140 and 60 basis points higher, respectively, than previously estimated, resulting in a reduction of $282 million and $145 million in 2015 and in 2014, respectively, in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2015. However, based on our historical claim experience, it is reasonably possible that our estimated weighted average completion factor may vary by approximately plus or minus 17 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $181 million pretax.

Also during 2015 and 2014, we observed that our health care cost trend rates for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2015 and 2014 with claim incurred dates for the fourth quarter of the previous year, we observed health care cost trend rates that were 6.5% and 4.9%, respectively, lower than previously estimated, resulting in a reduction of $559 million in 2015 and $436 million in 2014 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2015, we increased our assumed health care cost trend rates for the most recent three months by 6% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.5% from our assumed rates, which could impact health care costs payable by plus or minus $287 million pretax.

Health care costs payable as of December 31, 2015 and 2014 consisted of the following products:

(Millions)	2015	2014
Commercial	$3,251.9	$3,100.8
Government	3,053.8	2,520.3
Total health care costs payable	$6,305.7	$5,621.1

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

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher)

Annual Report- Page 22

than our actual future portfolio returns, our reserves may be higher (lower) than necessary. The discount rates we selected for life insurance waiver of premiums and long-term disability reserves at December 31, 2015 were consistent with the rates used at December 31, 2014 and 2013. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus 50 basis points from year to year. A 50 basis point decrease in the discount rates selected for both our life insurance waiver of premium and disability reserves would have increased current and future life and disability benefit costs by $39 million pretax for 2015.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member’s disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life insurance premium waiver reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than ten percent during the course of a year. A ten percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by $62 million pretax for 2015. When establishing our reserves at December 31, 2015, we set our estimates of recovery and mortality rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2015, we held $264 million in reserves for life claims incurred but not yet reported to us.

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

Premium Deficiency Reserves on our Health Care and Group Insurance products
We recognize a premium deficiency loss when it is probable that expected future health care costs or expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Health Care or Group Insurance business at December 31, 2015 or 2014.

Annual Report- Page 23

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments resulting in a reduction to this reserve that have increased net income attributable to Aetna. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. There was no adjustment of this reserve in 2015 or 2014. In 2013, $86 million pretax, of the reserve was released as a result of favorable investment performance as well as favorable retirement experience compared to assumptions we previously made in estimating the reserve. There can be no assurance that adjustments to the discontinued products reserve will occur in the future. Future adjustments could positively or negatively impact net income attributable to Aetna.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. When we complete an acquisition, we apply the acquisition method of accounting, which among other things, requires the recognition of goodwill (which represents the excess cost of the acquisition over the fair value of net assets acquired and identified intangible assets). Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria are amortized over their useful lives, except for the valuation of business acquired which amortizes in proportion to estimated premiums over the expected life of the acquired contracts, and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results. There were no impairment losses recognized in any of the three years ended December 31, 2015, 2014 or 2013.

Measurement of Defined Benefit Pension and Other Postretirement Employee Benefit Plans
We sponsor defined benefit pension plans (“pension plans”) and OPEB plans for our employees and retirees. Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan, although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits. Employees covered by our non-qualified supplemental pension plan stopped accruing benefits effective January 1, 2007, although interest credits continue to be credited on these cash balance accounts.

Major assumptions used in the accounting for our pension plans include the expected return on plan assets, if applicable, mortality rates and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31, for each year presented). A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets and mortality rates can be found in Note 12 of Notes to Consolidated Financial Statements beginning on page 118.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. Each yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with an average rating of AA based on ratings from Standard & Poor’s and Fitch, and the equivalent ratings from Moody’s). We project the benefits expected to be paid from each plan at each point in the future based on each participant’s current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations. In 2015, we increased our weighted average discount rate to 4.50% for our pension plans from the 4.12% used at the measurement date in 2014. In 2015, we increased our weighted average discount rate on OPEB plans to 4.39% from the 4.02% used at the measurement date in 2014. A one-percentage point decrease in the assumed discount rate would decrease our annual pension costs by $5 million after-tax and would have a negligible effect on our annual OPEB costs.

Annual Report- Page 24

At December 31, 2015, our pension and OPEB plans had aggregate pretax accumulated actuarial losses of approximately $2.5 billion. Accumulated actuarial losses are primarily due to lower interest rates and improving mortality trends that have increased the present value of future plan obligations and investments losses in 2008. The accumulated actuarial loss is amortized over the weighted-average expected life of pension plan participants (estimated to be up to 29 years at December 31, 2015 for the pension plans) and the expected life of OPEB plan participants (estimated to be up to 17 years at December 31, 2015) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2015, approximately $1.8 billion of the actuarial loss was outside of the corridor, which will result in amortization of $41 million after-tax in our 2016 pension and OPEB expense.

The expected return on plan assets and discount rate assumptions discussed above impacted the reported net periodic benefit costs and benefit obligations of our pension and OPEB plans, but did not impact the required contributions to these plans, if any. Refer to Note 12 of Notes to Consolidated Financial Statements beginning on page 118 for additional information on our defined benefit pension and other postretirement employee benefit plans, including our current funding strategy.

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

Annual Report- Page 25

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

Furthermore, premium revenue subject to Health Care Reform’s permanent risk adjustment program transfers funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of our qualified plan members relative to the average risk of members of other qualified plans in comparable markets, we estimate our ultimate risk adjustment receivable or payable for the current calendar year and reflect the pro-rata year-to-date impact as an adjustment to our premium revenue. In this analysis, we consider the estimate of the average risk of members of other qualified plans in comparable markets the most critical assumption. We estimate this assumption using management’s best estimates, which are based on various data sources, including but not limited to market risk data compiled by third party sources as well as pricing and other regulatory inputs. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 88 for additional information on each of Health Care Reform’s risk adjustment, risk corridor and reinsurance programs.

NEW ACCOUNTING STANDARDS
Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 88, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT
General
Our operations are subject to comprehensive United States federal, state and local and comparable multiple levels of international regulation in the jurisdictions in which we do business. The laws and rules governing our business and interpretations of those laws and rules continue to expand and become more restrictive each year and are subject to frequent change. Health Care Reform has made and will continue to make extensive changes to the U.S. health care system and significantly increases the regulation of our business. There also continues to be a heightened level of review and/or audit by federal, state and international regulators of the health and related benefits industry’s business and reporting practices.

We must obtain and maintain regulatory approvals to price, market and administer many of our products. Supervisory agencies, including CMS, the Center for Consumer Information and Insurance Oversight (“CCIIO”) and the Department of Labor (“DOL”), as well as state health, insurance, managed care and Medicaid departments and state boards of pharmacy have broad authority to take one or more of the following actions:

•	Grant, suspend and revoke our licenses to transact business;

Annual Report- Page 26

•	Suspend or exclude us from participation in government programs;

•	Suspend or limit our authority to market products;

•	Regulate many aspects of the products and services we offer, including the pricing and underwriting of many of our products and services;

•	Audit us and our performance of our contracts, which can, among other things, affect our Medicare Advantage plans’ and Medicare Part D Prescription Drug plans’ (“PDPs’”) star ratings;

•	Assess damages, fines and/or penalties;

•	Terminate our contract with the government agency and/or withhold payments from the government agency to us;

•	Impose retroactive adjustments to premiums and require us to pay refunds to the government, customers and/or members;

•	Restrict our ability to conduct acquisitions or dispositions;

•	Require us to maintain minimum capital levels in our companies and monitor our solvency and reserve adequacy;

•	Regulate our investment activities on the basis of quality, diversification and other quantitative criteria; and/or

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

Health Care Reform, enacted in March 2010, has changed and will continue to make broad-based changes to the U.S. health care system. We expect Health Care Reform and changes to Health Care Reform to continue to significantly impact our business operations and financial results, including our pricing, our MBRs and the geographies in which our products are available. Health Care Reform presents us with business opportunities, but also with financial and regulatory challenges. Most of the key components of Health Care Reform were phased in during or prior to 2014, including Public Exchanges, required minimum MLRs in Commercial and Medicare products, the individual coverage mandate, guaranteed issue, rating limits in individual and small group products, significant new industry-wide fees, assessments and taxes, enhanced premium rate review and disclosure processes, reduced Medicare Advantage payment rates to insurers, and linking Medicare Advantage payments to a plan’s CMS quality performance ratings or “star ratings.” The effects of these changes are reflected in our financial results. Certain components of Health Care Reform will continue to be phased in until 2020.

We are dedicating and will continue to be required to dedicate significant resources and incur significant expenses during 2016 to implement and comply with Health Care Reform and changes to Health Care Reform as well as state level health care reform. While most of the significant aspects of Health Care Reform became effective during or prior to 2014, significant parts of Health Care Reform, including aspects of Public Exchanges, nondiscrimination requirements, reinsurance, risk corridor and risk adjustment, continue to evolve through the promulgation of regulations and guidance at the federal level. It is likely that further changes will be made to Health Care Reform at the federal and/or state level as issues arise and its practical effects become clearer. Growing state and federal budgetary pressures make it more likely that any changes will be adverse to us. As a result, many of the specific aspects and impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded them by Health Care Reform, we cannot predict the full effect Health Care Reform will have on us or the impact of future changes to Health Care Reform. It is reasonably possible that Health Care Reform or changes to Health Care Reform, in the aggregate, could have a significant adverse effect on our business operations and financial results.

Annual Report- Page 27

Ongoing legislative and regulatory changes to Health Care Reform, other pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform (including risk corridors), the 2016 presidential election, pending litigation challenging aspects of the law and federal budget negotiations continue to create uncertainty about the ultimate impact of Health Care Reform. Examples of these legislative and regulatory changes include: the December 2015 suspension of the HIF for 2017 and two year delay of the “Cadillac” tax on high-cost employer-sponsored health coverage; the October 2015 PACE, which leaves groups with 51 to 100 employees within the large group category for each state unless the state exercises its option to include these groups within the small group category; and the October 2015 HHS announcement that Health Care Reform risk corridor receivables for the 2014 program year would only be funded at 12.6%. The pending litigation includes the House of Representatives’ challenge to HHS’s ability to make payments under the ACA’s Cost Sharing Subsidy program without an explicit appropriation.

As described above, the availability of funding for the ACA’s temporary risk corridor program is an example of this uncertainty. In May 2014, CMS published a final rule on Public Exchanges. The final rule provides that payments to health plans under the ACA’s risk corridor program will no longer be limited to the aggregate amount of the risk corridor collections received by HHS over the duration of the risk corridor program. However, it is possible that payments to health plans under the risk corridor program will require additional appropriation legislation to be passed by the U.S. Congress. In each of December 2014 and December 2015, legislation was enacted that prohibits HHS’s use of certain funds to pay HHS’s potential obligation under the ACA’s risk corridor program. In October 2015, HHS announced that 2014 Health Care Reform risk corridor receivables would be funded at 12.6% to the extent HHS fully collects risk corridor payables. As a result, we continue to believe that receipt of any risk corridor payment from HHS for the 2015 program year and receipt of such payments in excess of the 12.6% prorated amount for the 2014 program year are uncertain. At December 31, 2015, we had a $2 million receivable for the remaining 2014 program year prorated amount that had not been collected from HHS and no receivable for the 2015 program year. In addition, these limited risk corridor payments may create instability in the marketplace for individual Commercial products in 2016 and going forward by, among other things, causing health plans to change or stop offering their Public Exchange products. 2016 is the last program year for the ACA’s risk corridor program.

The federal and state governments also continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system. We cannot predict whether pending or future federal or state legislation or court proceedings, including future U.S. Congressional appropriations, will change various aspects of the health care and related benefits system or Health Care Reform or the impact those changes will have on our business operations or financial results, but the effects could be materially adverse.

The expansion of health care coverage contemplated by Health Care Reform is being funded in part by significant fees, assessments and taxes on us and other health insurers, health plans and other market participants and individuals which began in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources. Most of the significant provisions of Health Care Reform became effective prior to December 31, 2014. While not all-inclusive, the following are some of the key provisions of Health Care Reform (assuming it continues to be implemented in its current form) that become effective on or after January 1, 2016. We continue to evaluate these provisions and the related regulations and regulatory guidance to determine the impact that they will have on our business operations and financial results:

•
Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called “donut hole”) which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2020.

•
Continuing reductions to Medicare Advantage payment rates for payments to us (we and other plans will ultimately receive a range of 95% of Medicare fee-for-service rates in high cost areas to 115% of Medicare fee-for-service rates in low cost areas) over a two- to six-year period which began in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan’s CMS quality performance ratings or “star ratings.” These payment reductions and/or any inability on our part to achieve and maintain acceptable star ratings could have a material adverse effect on our Medicare business and/or the geographies in which our Medicare products are available.

Annual Report- Page 28

•
The imposition on us and other health insurers, health plans and other market participants of significant fees, assessments and taxes, including an annual non-tax deductible industry-wide $11.3 billion HIF in 2016, which will be zero in 2017, $14.3 billion in 2018 and increase annually thereafter, and industry-wide reinsurance assessments of $5 billion in 2016. We project that our share of the 2016 Health Care Reform fees, assessments and taxes will be approximately $1 billion, which includes our share of the HIF, which we project will be approximately $855 million. We may not be able to recover all of these fees, assessments and taxes in our pricing or otherwise solve for them.

•	A non-tax deductible 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2020.

Health Care Reform also specifies minimum MLRs for our Commercial and Medicare Insured products, specifies required Commercial benefit designs, limits Commercial individual and small group rating and pricing practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal and state oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premium rates. This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today. The application of Health Care Reform’s minimum MLR and rating standards to our student health products may have an adverse effect on our ability to sell these products in the future.

In addition, Health Care Reform ties a portion of Medicare Advantage plans’ reimbursement to the achievement of favorable CMS quality performance measures (“star ratings”). Since 2015, only Medicare Advantage plans with an overall star rating of four or more stars (out of five stars) are eligible for a quality bonus in their basic premium rates. As a result, our Medicare Advantage plans’ operating results in 2016 and going forward will be significantly affected by their star ratings. For additional information on CMS’s stars program and our related performance, see “Medicare” beginning on page 34.

For additional discussion of certain risk factors that may cause our actual results to differ from currently anticipated results in connection with federal and state health care reform, refer to “Forward-Looking Information/Risk Factors” beginning on page 42.

In 2015, state legislatures focused on state budget deficits and taxes, as well as required changes to small group and other products (including capping member cost sharing or co-payments or otherwise limiting members’ financial responsibility for health care or other covered services they utilize), provider network composition requirements, pharmacy benefit and drug coverage requirements, Health Care Reform, and Public Exchange implementation. At the state level, 46 U.S. states and the District of Columbia will hold regular legislative sessions in 2016. We expect additional state level legislation and regulatory activity that impacts our businesses to be enacted in 2016, including additional Health Care Reform-related and budget-related activity, including Medicaid funding in anticipation of reduced federal funding for Medicaid expansion members beginning in 2017. In addition, independent of federal efforts, we expect many states to continue to consider legislation or regulations that affect privately-financed health insurance arrangements and/or public programs, including imposing requirements on the composition of our provider networks, requiring changes to health benefit product structure, mandating specific benefit coverages, and enhancing consumer transparency on cost and quality of care. For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either by enforcing existing legal requirements more stringently or proposing different regulatory standards or procedures for reviewing proposed premium rate changes; and imposing taxes on insurers and other health plans to finance Public Exchanges, Medicaid and other state programs.

We cannot predict what provisions legislation or regulation will contain in any state or what effect legislation or regulation will have on our business operations or financial results, but the effect could be materially adverse.

Annual Report- Page 29

Health Care Regulation

General
Federal, state, local and foreign governments have adopted comprehensive laws and regulations that govern our business activities in various ways. These laws and regulations, including Health Care Reform, restrict how we conduct our business and result in additional burdens and costs to us.

In addition to the expanded regulation created by Health Care Reform discussed above, significant areas of governmental regulation include premium rates and rating methodologies, underwriting rules and procedures, required benefits, sales and marketing activities, health care provider rates of payment, restrictions on health plans’ ability to limit providers’ participation in their networks and/or remove providers from their networks, pharmacy and pharmacy benefit management operations and financial position (including reserves and minimum capital or risk based capital requirements). These laws and regulations are different in each jurisdiction and vary from product to product.

Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends, and certain dividends require prior regulatory approval. In addition, some of our business and related activities may be subject to preferred provider organization (“PPO”), managed care organization, utilization review or third-party administrator-related licensure requirements and regulations. These licensure requirements and regulations differ from state to state, but may contain health care provider network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information, payment for covered benefits and services and escheatment of funds to states. Our pharmacy benefit management (“PBM”) services suppliers, including Caremark PCS Health, L.L.C. (and its predecessors, collectively “CVS”), also are subject to extensive federal and state regulation, including many of the items described above.

Pricing and Underwriting Restrictions
Pricing and underwriting regulation by states limits our underwriting and rating practices and those of other health insurers, particularly for small employer groups and individuals. Beginning in 2014, as a result of Health Care Reform, health insurers cannot vary small group or individual premium rates based on individual members’ characteristics except for geography and limited variation for age and tobacco use. Beginning in 2016, states have the ability to expand the small group rating category to cover groups of up to 100 employees. Pricing and underwriting laws and regulations vary by state. In general, they apply to certain customer segments and limit our ability to set prices for new or renewal business, or both, based on specific characteristics of the group or the group’s prior claim experience. In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing.

Health Care Reform expanded the premium rate review process by, among other things, requiring our rates to be reviewed for “reasonableness” at either the state or the federal level. HHS established a federal premium rate review process that generally applies to proposed premium rate increases equal to or exceeding 10% (or a state specified threshold). HHS’s rate review process imposes additional public disclosure requirements as well as additional review on filings requesting premium rate increases equal to or exceeding this “reasonableness” threshold. These combined state and federal review requirements may prevent, further delay or otherwise affect our ability to price for the risk we assume, which could adversely affect our medical benefit ratios and results of operations, particularly during periods of increased utilization of medical services and/or medical cost trend or when such utilization and/or trend exceeds our projections.

Health Care Reform also specifies minimum MLRs of 85% for large group commercial products, 80% for individual and small group commercial products and 85% for Medicare Advantage and Medicare Part D plans. Because Health Care Reform is structured as a “floor” for many of its requirements, states have the latitude to enact more stringent rules governing its various restrictions. For commercial products, states may adopt higher minimum MLR requirements, use more stringent definitions of “medical loss ratio,” incorporate minimum MLR requirements

Annual Report- Page 30

into prospective premium rate filings, require prior approval of premium rates, or impose other requirements related to minimum MLR. For example, Texas has expanded from 50 to 100 the maximum size of “small groups” that are subject to its minimum MLR requirements, and New York, New Jersey and California all have established state-specific minimum MLR requirements. Many states also apply a minimum Medicaid MLR requirement to us and other Medicaid managed care organizations. State-specific minimum MLR requirements and similar actions further limit the level of margin we can earn in our Insured business while leaving us exposed to medical costs that are higher than those reflected in our pricing.

In addition, we requested significant increases in our premium rates in our individual and small group Health Care businesses for 2015 and 2016 and expect to continue to request significant increases in those rates for 2017 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant increases heighten the risks of adverse public and regulatory action and adverse selection and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

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

Annual Report- Page 31

The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions and requirements to notify members of unauthorized release or use of or access to PHI. Complying with additional state requirements requires us to make additional investments beyond those we have made to comply with the HIPAA regulations. HHS also has adopted security regulations designed to protect member health information from unauthorized use or disclosure. HHS has begun to audit health plans, providers and other parties to enforce HIPAA compliance, including with respect to data security.

The HIPAA privacy regulations provide patients with rights to understand and control how their health information is used. States also have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party. The GLBA regulations apply to health, life and disability insurance. Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.

In December 2015 the Cybersecurity Information Sharing Act of 2015 (“CISA”) was enacted. CISA encourages organizations to share cyber threat indicators with the federal government and, among other things, directs HHS to develop a set of voluntary cybersecurity best practices for organizations in the health care industry. In addition, states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights to data protection or transparency. The widely-reported large scale U.S. commercial data breaches during 2014 and 2015 increase the likelihood that additional data security legislation will be considered in 2016. These legislative and regulatory developments will impact the design and operation of our businesses, including the consumer business we are creating, our privacy and security strategy and our web-based and mobile assets.

Other Legislative Initiatives and Regulatory Initiatives
In addition to the Health Care Reform, HIPAA and ARRA measures discussed above, the U.S. federal and state governments, as well as governments in other countries where we do business, continue to enact and seriously consider many other broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care and related benefits system. For example:

•
Under the Budget Control Act of 2011 (the “BCA”) and the American Taxpayer Relief Act of 2012 (the “ATRA”) automatic across-the-board budget cuts (also known as “sequestration”) began in March 2013, including Medicare spending cuts of not more than 2% of total program costs per year through 2024. We project that CMS’s Medicare Advantage benchmark payment rates for 2016 will increase funding for our Medicare Advantage businesses by 1% in 2016 compared to 2015. This 2016 rate increase only partially offsets the challenge we face from the impact of the increasing cost of medical care and the HIF. Significant uncertainty remains as to whether and how the Congress will proceed with actions that create additional federal revenue and/or with entitlement reform. We cannot predict future Medicare funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues, medical benefit ratios and operating results.

•
A number of states have enacted or introduced legislation or regulations requiring life insurers to take additional steps to identify unreported deceased policyholders and make other changes to their claim payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 40.

Other significant legislative and/or regulatory measures which are or recently have been under consideration include the following:

•
Restricting our ability to limit providers’ participation in our networks and/or remove providers from our networks by imposing network adequacy requirements or otherwise (including in our Medicare, Public Exchange and other Commercial products).

•	Requiring standardized Public Exchange products.

Annual Report- Page 32

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

•
Imposing requirements and restrictions on the administration of pharmacy benefits, including restricting or eliminating the use of formularies for prescription drugs; restricting our ability to require members to obtain drugs through a mail order or specialty pharmacy; restricting our ability to place certain specialty or other drugs in the higher cost tiers of our pharmacy formularies; restricting our ability to make changes to drug formularies and/or our clinical programs; limiting or eliminating rebates on pharmaceuticals; restricting our ability to configure our pharmacy networks; and restricting or eliminating the use of certain drug pricing methodologies.

•	Regulating electronic connectivity.

•	Mandating or regulating the disclosure of health care provider fee schedules and other data about our payments to providers.

•	Mandating or regulating disclosure of health care provider outcome and/or efficiency information.

•	Prescribing or limiting members’ financial responsibility for health care or other covered services they utilize.

•
Assessing the medical device status of health information technology (“HIT”) products and/or solutions, mobile consumer wellness tools and clinical decision support tools, which may require compliance with U.S. Food and Drug Administration (“FDA”) requirements in relation to some of these products, solutions and/or tools.

•	Imposing payment levels for services rendered to our members by health care providers who do not have contracts with us.

•	Restricting the ability of employers and/or health plans to establish or impose member financial responsibility.

•	Imposing additional requirements on the processing of claims for disability benefits.

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

Our business also may be affected by other legislation and regulations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) was signed into law in July 2010. The Financial Reform Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs, reduces the burden of proof under the Foreign Corrupt Practices Act of 1977 (the “FCPA”) and creates a Federal Insurance Office (“FIO”) within the U.S. Department of the Treasury (the “Treasury”) with powers that include information-gathering and subpoena authority. Although the FIO does not have authority over health insurance, it may have authority over other parts of our business, primarily life insurance. In December 2013, the FIO released a Financial Reform Act mandated report to Congress on how to modernize and improve the system of insurance regulation in the United States. The report includes recommendations for reforms to the existing state-

Annual Report- Page 33

based regulatory regime as well as proposed elements of additional federal involvement in insurance regulation. We cannot predict whether future legislative or regulatory action will result from this report.

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

Some of our Large Case Pensions and Group Insurance products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, we may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and we must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.

Federal Employees Health Benefits (“FEHB”) Program
Our subsidiaries contract with the Office of Personnel Management (the “OPM”) to provide managed health care services under the FEHB program in their service areas. These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. OPM regulations require that community-rated FEHB plans meet a FEHB program-specific MLR by plan code and market. Managing to these rules is complicated by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of Health Care Reform. We also manage certain FEHB plans on a “cost-plus” basis. The OPM conducts periodic audits of its contractors to, among other things, verify that plans meet their applicable FEHB program-specific MLR and the premiums established under its insured contracts and costs allocated pursuant to its cost-based contracts are in compliance with the requirements of the applicable FEHB program. The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the FEHB program requirements.

Medicare
We continue to expand the Medicare markets we serve and Medicare products we offer. We expect to further expand our Medicare business in 2016 and are seeking to substantially grow our Medicare business over the next several years, including through the Proposed Acquisition and growth in our Medicare Supplement products, which products are regulated at the state level. The organic expansion of the Medicare markets we serve and Medicare products we offer, the completion of the Proposed Acquisition, and the Medicare-related provisions of Health Care Reform significantly increase our exposure to funding and regulation of, and changes in government policy with respect to and/or funding or regulation of, the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs and/or new reforms or surcharges on existing programs. For example, sequestration began in 2013 and resulted in an automatic reduction in Medicare reimbursements to health plans of not more than 2% of total program costs per year through 2024. In addition, Health Care Reform contains further significant reductions in the reimbursements we receive for our Medicare Advantage members, including freezing 2011 rates based on 2010 levels, with additional reductions in future years based on regionally

Annual Report- Page 34

adjusted benchmarks. Since the 2014 contract year, Health Care Reform also has required minimum MLRs for Medicare Advantage and Medicare Part D plans of 85%.

We project that CMS’s Medicare Advantage benchmark payment rates for 2016 will increase funding for our Medicare Advantage business by 1% in 2016 compared to 2015. This 2016 rate increase only partially offsets the challenge we face from the impact of the increasing cost of medical care and the HIF.

Our Medicare Advantage and PDP products are regulated by CMS. The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex, expensive to comply with and subject to change. For example, in the second quarter of 2014, CMS issued a final rule implementing the ACA requirements that Medicare Advantage and PDP plans report and refund to CMS overpayments that those plans receive from CMS. The precise interpretation, impact and legality of this rule are not clear and are subject to pending litigation. In that same rule, CMS also changed in some respects how we can pay pharmacies in 2016 that impacts our Medicare Advantage and PDP products. We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources. CMS may seek premium and other refunds, prohibit us from continuing to market and/or enroll members in or refuse to passively enroll members in one or more of our Medicare or Medicare-Medicaid demonstration (historically known as “dual eligible”) plans, exclude us from participating in one or more Medicare or dual eligible programs and/or institute other sanctions against us if we fail to comply with CMS regulations or our Medicare contractual requirements.

CMS regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries. For example, CMS currently conducts risk adjustment data validation (“RADV”) audits of a subset of Medicare Advantage contracts for each contract year. In December 2015, CMS released a request for information (“RFI”) for a significant expansion of the RADV audit program. As described in the RFI, CMS would use third party auditors to attain its ultimate goal of subjecting all Medicare Advantage contracts to either a comprehensive or a targeted RADV audit for each contract year. Refer to “CMS Actions” in Note 19 of Notes to Consolidated Financial Statements for information on certain pending CMS audits.

A portion of each Medicare Advantage plan’s reimbursement is tied to the plan’s “star ratings.” The star rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management and overall customer satisfaction. Our star ratings and past performance scores are adversely affected by compliance issues that arise in our Medicare business, such as our distribution of inaccurate information regarding which pharmacies were part of our Medicare network and related $1 million civil monetary penalty in 2015.

Since 2015, Medicare Advantage plans must have an overall star rating of four stars or higher (out of five stars) to qualify for a quality bonus in their basic premium rates. CMS released our 2016 star ratings in October 2015. Our 2016 star ratings will be used to determine which of our Medicare Advantage plans have ratings of four stars or higher and qualify for bonus payments in 2017. Our enrollment weighted average 2016 star rating was 4.2. Based on our membership at December 31, 2015, 85% of our Medicare Advantage members were in plans with 2016 star ratings of at least 4.0 stars. CMS will release updated stars ratings in October 2016 that will be used to determine the portion of our Medicare Advantage membership that will reside in plans with ratings of four stars or higher and qualify for bonus payments in 2018. In 2016 and going forward, our Medicare Advantage plans’ operating results will continue to be significantly affected by their star ratings. Despite our recent success in improving our star ratings and other quality measures for 2016 and the continuation of our improvement efforts, there can be no assurances that we will be successful in maintaining or improving our star ratings in future years. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins.

We cannot predict future Medicare funding levels or the impact that future federal budget actions or entitlement program reform, if it occurs, will have on our business, operations or operating results, but the effects could be materially adverse, particularly on our Medicare and/or Medicaid revenues, medical benefit ratios and operating results. For example, the Federal government may seek to impose restrictions on the configuration of pharmacy or

Annual Report- Page 35

other provider networks for Medicare Advantage and/or PDP plans, or otherwise restrict the ability of these plans to alter benefits, negotiate prices or establish other terms to improve affordability or maintain viability of products. We currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in the Medicare program, although there are economic and political pressures to continue to reduce spending on the program, and this outlook could change.

Going forward, we expect CMS and the U.S. Congress to continue to closely scrutinize each component of the Medicare program (including Medicare Advantage and PDP benefits and provider network access and adequacy), modify the terms and requirements of the program and possibly seek to limit private insurers’ role. It is not possible to predict the outcome of this Congressional or regulatory activity, either of which could adversely affect us.

Medicaid
We are seeking to substantially grow our Medicaid and dual eligible businesses over the next several years. As a result, we also are increasing our exposure to changes in government policy with respect to and/or regulation of the various Medicaid and dual eligible programs in which we participate, including changes in the amounts payable to us under those programs.

The impact of Medicaid expansion under Health Care Reform is uncertain. States may opt out of the elements of Health Care Reform requiring expansion of Medicaid coverage without losing their current federal Medicaid funding, and administrations and/or legislatures in over a dozen states have indicated that they may not support the implementation of Medicaid expansion under Health Care Reform. Twenty-five states and the District of Columbia have expanded Medicaid coverage, and six states are using alternative Medicaid expansion mechanisms that are subject to further CMS approval. In addition, the election of new governors and/or state legislatures may impact states’ previous decisions regarding Medicaid expansion. Starting in 2017, federal funding for expanded Medicaid coverage will decrease, which may cause states to re-evaluate their Medicaid expansions. That re-evaluation may adversely affect Medicaid payment rates, our revenues and our Medicaid membership in those states.

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

Annual Report- Page 36

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

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or “RBC”, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company’s investments and products. The RBC Model Act sets forth the formula for calculating RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company’s business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year. At December 31, 2015, the RBC level of each of our insurance and HMO subsidiaries was above the level that would require regulatory action.

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

For information regarding restrictions on certain payments of dividends or other distributions by our HMO and insurance company subsidiaries, refer to Note 17 of Notes to Consolidated Financial Statements on page 136.

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

Annual Report- Page 37

Audits and Investigations
We typically have been, are currently and may in the future be involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the intensity and scope of which continue to increase. These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, HHS, various state insurance and health care regulatory authorities, state attorneys general and offices of inspector general, the CCIIO, the Office of the Inspector General (the “OIG”), the OPM, the DOL, the Treasury, the FDA, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (the “FTC”), the Office of Foreign Assets Control (“OFAC”) of the Treasury, U.S. attorneys and other state, federal and international governmental authorities. For example, certain of our Medicare Advantage plans are currently under audit for, among other things, compliance with coding and other requirements under the Medicare risk adjustment model; our Commercial business is currently under audit by both state and federal regulators related to the ACA’s minimum MLR requirements; and our Commercial business is subject to audits related to the ACA’s risk adjustment and reinsurance data since those programs were implemented in 2014. HHS also has begun to audit health plans, providers and other parties to enforce HIPAA compliance, including with respect to data security. Such government actions may, among other things, prevent or delay us from implementing planned premium rate increases and have resulted and may result in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members or the government, withholding of premium payments to us by government agencies, payments under insurance policies prior to those payments being due under the terms of the policy, assessments of damages, civil or criminal fines or penalties (including under the federal false claims act (the “False Claims Act”)), or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs.

A significant number of states are investigating life insurers’ claims payment and related escheat practices. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 40.

Refer to “Litigation and Regulatory Proceedings” in Note 19 of Notes to Consolidated Financial Statements beginning on page 139 for more information regarding pending audits and investigations.

Federal and State Reporting
We are subject to extensive financial and business reporting requirements, including penalties for inaccuracies and/or omissions, at both the state and federal level. Health Care Reform significantly expanded these reporting requirements and added additional penalties for inaccuracies and omissions. Our ability to comply with certain of these requirements depends on receipt of information from third parties that may not be readily available or reliably provided in all instances. We are and will continue to be required to modify our information systems, dedicate significant resources and incur significant expenses to comply with these requirements. However, we cannot eliminate the risks of unavailability of or errors in our reports.

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

Annual Report- Page 38

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

Product Design and Administration and Sales Practices
State and/or federal regulatory scrutiny of health care benefit and life insurance product design and administration and marketing and advertising practices, including the filing of insurance policy forms, the adequacy of provider networks, the accuracy of provider directories, and the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices. Medicare, Medicaid and dual eligible products and products offering more limited benefits, such as some of our student health plans, in particular continue to attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer governed health plans established under Health Care Reform. Refer to “Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools” in Note 19 of Notes to Consolidated Financial Statements beginning on page 138 for more information on the pending rehabilitation of Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) and certain assessments to which our HMOs are subject. It is reasonably possible that during 2016 we may record a liability and expense relating to Penn Treaty and/or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

Regulation of Pharmacy Operations
CVS has provided certain PBM services to us and certain of our customers and members since January 1, 2011. As amended, our PBM agreement with CVS has a term ending in December 2022, although we have certain termination rights beginning in January 2020. Express Scripts also provides certain PBM services to certain of our customers and members under an agreement with a term ending in 2016 for a portion of our Commercial and Medicaid members. Express Scripts also provided PBM services to a portion of our Medicare members in 2015.

Annual Report- Page 39

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

Regulation of Pharmacy Benefit Management Operations
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

Life and Disability Insurance
Our life and disability insurance operations are subject to extensive regulation. Changes in these regulations, such as expanding the definition of disability or mandating changes to claim payment, determination and/or settlement practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results. Since 2011, legislation has been enacted or introduced in a number of states requiring life insurers to take additional steps to identify unreported deceased policy holders, and make other changes to their claim payment and related escheat practices, including consultation of certain databases. A significant number of states are investigating life insurers’ claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration’s Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax). Given the judicial, legislative and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

Annual Report- Page 40

Consumer Protection Laws
Our consumer business which began serving members on January 1, 2016 and certain of our other businesses participate in direct-to-consumer activities, and we increasingly offer mobile and web-based solutions to our members and to other consumers. We are therefore subject to federal and state regulations applicable to electronic communications and to other general consumer protection laws and regulations. In particular, the FTC is aggressively exercising its enforcement authority in the areas of consumer privacy and data security with a focus on web-based, mobile products and “big data.” As a result of the widely-reported large scale U.S. commercial data breaches during 2014 and 2015, the FTC and state regulators have increased their enforcement activity in these regimes. These enforcement developments will impact the design, management and operation of our businesses, including our consumer business, our privacy and security strategy and our web-based and mobile assets.

International Regulation
We expect to continue to expand our Health Care operations in foreign countries through both organic growth and acquisitions. We currently have insurance licenses in several foreign jurisdictions and do business directly or through local affiliations in numerous countries around the world. These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection, data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; compulsory cessions of reinsurance; required localization of records and funds; higher premium and income taxes; limitations on dividends and repatriation of capital; and requirements for local participation in an insurer’s ownership. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the U.K. Bribery Act 2010 (the “UK Bribery Act”).

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. In many countries outside the U.S., health care professionals are employed by the government. Therefore, our dealings with them are subject to regulation under the FCPA. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and conduct training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. See “As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase” beginning on page 78 for a discussion of the risks related to operating globally.

Anti-Money Laundering Regulations
Certain of our lines of business are subject to Treasury anti-money laundering regulations. Those lines of business have implemented anti-money laundering policies designed to insure their compliance with the regulations. We also may be subject to anti-money laundering laws in non-U.S. jurisdictions where we operate.

Office of Foreign Assets Control
We also are subject to regulation by OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.

Annual Report- Page 41

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

Certain information contained in this MD&A and elsewhere in the Annual Report and our Annual Report on Form 10-K is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the “Outlook for 2016” on page 5, “Risk Management and Market-Sensitive Instruments” beginning on page 15 and “Regulatory Environment” beginning on page 26 of the Annual Report and this “Forward-Looking Information/Risk Factors” section. In addition, throughout this MD&A and elsewhere, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

·	Expects	·	Intends	·	Seeks	·	Will	·	Potential
·	Projects	·	Plans	·	Estimates	·	Should	·	Continue
·	Anticipates	·	Believes	·	May	·	Could	·	View
·	Outlook	·	Guidance	·	Predict	·	Likely	·	Probable
·	Forecast	·	Can	·	Explore	·	Evaluate	·	Might
·	Should

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

If any of the following risks or uncertainties develops into actual events or if the circumstances described in the risks or uncertainties occur or continue to occur, these events or circumstances could have a material adverse effect on our business, cash flows, financial position or operating results. In that case, the trading price of our common stock could decline materially, among other effects on us.

Annual Report- Page 42

Achievement of our strategic plan, talent management and alignment of talent to our business needs and risks to our reputation present overarching risks to our enterprise in 2016.

We expect to face significant business challenges and uncertainties in 2016. Achievement of our 2016 strategic plan, talent management and alignment of talent to our business needs and risks to our reputation present overarching risks to our enterprise in 2016. There can be no assurance regarding our ability to achieve our strategic plan, manage and align our talent or avoid harm to our reputation. In addition, the Proposed Acquisition presents us with significant challenges, and there can be no assurance that U.S. government fiscal policy, the implementation of Health Care Reform or additional changes to the U.S. health care system will not adversely affect our business, cash flows, financial position or operating results. For additional background on these risks, see:

•
“Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, or we may not be able to implement our strategy and related strategic projects, including the Proposed Acquisition, effectively”, beginning on page 43;

•	“We are dependent on our ability to recruit, retain and develop a very large and diverse workforce. We must transform our culture in order to successfully grow our business”, beginning on page 44;

•
“Our reputation is one of our most important assets; negative public perception of the health and related benefits industry, or of the industry’s or our practices, can adversely affect our operating results”, beginning on page 44;

•	“Outlook for 2016”, beginning on page 5;

•	“Certain Risks Related to the Proposed Acquisition of Humana”, beginning on page 45;

•	“Regulatory Environment - General”, beginning on page 26;

•
“We are subject to potential changes in public policy (in respect of Health Care Reform or otherwise) that can adversely affect the markets for our products and services and our business, operations and financial results”, beginning on page 51;

•
“Certain aspects of Health Care Reform have yet to take full effect, are unclear, or are subject to change, making their practical effects difficult to predict. Our business and operating results may be materially and adversely affected by Health Care Reform and/or changes to Health Care Reform even if we correctly predict its effects”, beginning on page 52; and

•
“Programs funded by the U.S. federal government account for a substantial portion of our revenue and operating earnings. Upon completion of the Proposed Acquisition, the portion of our revenues that is funded by the U.S. federal government will increase significantly. A delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, operating results and cash flows”, beginning on page 62.

While we consider the foregoing to be the overarching risks we face in 2016, they are not the only material risks we face. We face numerous other challenges, as described elsewhere in this Annual Report, including below in this “Forward-Looking Information and Risk Factors” discussion, and other unanticipated risks may develop.

Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, or we may not be able to implement our strategy and related strategic projects, including the Proposed Acquisition, effectively.

Our strategy includes effectively investing our capital and human resources in appropriate strategic projects, current operations and acquisitions to respond to changing dynamics in the health and related benefits industry, including the shift toward the direct-to-consumer marketing and operating model contemplated by Public Exchanges and Private Exchanges (collectively, “Insurance Exchanges”), the declining number of commercially insured people and the potential shift to a defined contribution model for health benefits. Our strategic projects include, among other things: the Proposed Acquisition; significant investments in human and technology resources to grow our Healthagen® business, develop, operate and expand our consumer business, and compete effectively in a direct-to-consumer marketplace; transforming our business model through consumer engagement, joint ventures, ACOs and collaborative provider networks; participating in Insurance Exchanges; optimizing our business platforms; managing certain significant technology projects; further improving relations with health care providers; negotiating contract changes with customers and providers; and implementing other business process improvements.

Annual Report- Page 43

Implementing our strategic initiatives will require significant investments of capital and human resources. Among other things, we will need to simultaneously acquire and develop new personnel (including Humana personnel following the completion of the Proposed Acquisition), products and systems to serve existing and new customers with existing and new products, our consumer business, which began serving members on January 1, 2016, and enhance our existing customer service, information technology, control and compliance processes and systems. The future performance of our businesses will depend in large part on our ability to design and implement our strategic initiatives, some of which will occur over several years. If these initiatives, including the Proposed Acquisition, do not achieve their objectives, our operating results could be adversely affected.

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

Our products and services and our operations require a large number of employees, a significant number of employees have joined us in recent years as a result of our acquisitions and our entry into new businesses, and our employee population is expected to more than double upon the closing of the Proposed Acquisition. Our success is dependent on our ability to transform our culture, engage our employees and inspire our employees to be open to change, to innovate and to maintain consumer-focus when delivering services to our customers. Our business would be adversely affected if we fail to adequately plan for succession of our executives and senior management; or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs, in light of the current rapidly changing environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition, as we expand internationally, we face the challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally diverse workforce.

Our reputation is one of our most important assets; negative public perception of the health and related benefits industry, or of the industry’s or our practices, can adversely affect our operating results.

The health and related benefits industry regularly is subject to negative publicity, including as a result of the ongoing public debate over Health Care Reform, proposed transactions in our industry (including the Proposed Acquisition) and actual or perceived shortfalls regarding the industry’s or our own products and/or business practices (including social media activities). This risk will increase further as we continue to implement significant increases in premium rates to price for the expanded benefits required by, and the fees, assessments and taxes imposed by, Health Care Reform and any acceleration in medical cost inflation. This risk may be increased as states and the federal government implement and continue to debate Health Care Reform, as we continue to offer products (including products for people who are eligible for Medicaid or dually eligible for Medicare and Medicaid) beyond those in our core Commercial business and as our business model becomes more focused on consumers and direct-to-consumer sales, including as a result of us developing and operating our consumer business and competing for sales on Insurance Exchanges. Negative publicity of the health and related benefits industry in general, or Aetna or its key vendors in particular, can further increase our costs of doing business and adversely affect our operating results and our stock price by:

•	Adversely affecting the Aetna brand;

•	Adversely affecting our ability to market and sell our products and/or services and/or retain our existing customers and members;

•	Requiring us to change our products and/or services; and/or

•	Increasing the regulatory and legislative requirements with which we must comply.

Annual Report- Page 44

Certain Risks Related to the Proposed Acquisition of Humana

In order to complete the Proposed Acquisition, Aetna and Humana must obtain certain governmental authorizations, and if such authorizations are not granted or are granted with conditions that become applicable to the parties, completion of the Proposed Acquisition may be jeopardized or the anticipated benefits of the Proposed Acquisition could be reduced.

Completion of the Proposed Acquisition is conditioned upon the expiration or early termination of the waiting period relating to the Proposed Acquisition under the HSR Act and certain other applicable laws or regulations and the governmental authorizations required to complete the Proposed Acquisition (the “Required Governmental Authorizations”) having been obtained and being in full force and effect. Although Aetna and Humana have agreed in the Merger Agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the Required Governmental Authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations, and may take into account various facts and circumstances in their consideration of the Proposed Acquisition, including other pending transactions in the managed care industry. As a condition to authorization of the Proposed Acquisition or related transactions, these governmental authorities may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Aetna’s business after completion of the Proposed Acquisition, such as requiring substantial payments by Aetna and/or Humana, imposing limitations on premium rates and/or rate increases and/or requiring Aetna’s and/or Humana’s subsidiaries to retain more capital than their competitors. Under the terms of the Merger Agreement, Aetna is not required, and Humana is not permitted without the consent of Aetna, to take any actions or agree to any terms or conditions in connection with (i) the expiration or early termination of the waiting period relating to the Proposed Acquisition under the HSR Act, (ii) any other antitrust law or (iii) the Required Governmental Authorizations, in each case if such action, term or condition would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial position, business or earnings before interest, taxes, depreciation and amortization of Aetna or Humana and its subsidiaries taken as a whole. However, notwithstanding the provisions of the Merger Agreement, either Aetna or Humana could become subject to terms or conditions in connection with such waiting periods, laws or other authorizations (whether because such term or condition does not rise to the specified level of materiality or we otherwise consent to its imposition) the imposition of which could adversely affect our ability to integrate Humana’s operations with our operations, reduce the anticipated benefits of the Proposed Acquisition or otherwise materially and adversely affect our business and results of operations after completion of the Proposed Acquisition.

Failure to complete the Proposed Acquisition could negatively impact the stock price and the future business and financial results of Aetna.

If the Proposed Acquisition is not completed for any reason, the ongoing business of Aetna may be adversely affected and, without realizing any of the benefits of having completed the Proposed Acquisition, Aetna would be subject to a number of risks, including the following:

•	We may experience negative reactions from the financial markets, including negative impacts on our stock and bond prices, and from our customers, providers, vendors, regulators and employees;

•	We may be required to pay Humana a termination fee of either $1.691 billion or $1 billion if the Merger Agreement is terminated under certain circumstances;

•	We will be required to pay certain transaction expenses and other costs relating to the Proposed Acquisition, whether or not the Proposed Acquisition is completed;

•
The Merger Agreement places certain restrictions on the conduct of our business prior to completion of the Proposed Acquisition. Such restrictions, the waiver of which is subject to the consent of Humana (in most cases, not to be unreasonably withheld, conditioned or delayed), may prevent us from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Proposed Acquisition that we would have made, taken or pursued if these restrictions were not in place; and

Annual Report- Page 45

•
Matters relating to the Proposed Acquisition (including integration planning) will require substantial commitments of time and resources by our management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect Aetna’s businesses, financial position, financial results and stock or bond prices.

In addition, Aetna could be subject to litigation related to any failure to complete the Proposed Acquisition or related to any enforcement proceeding to specifically enforce us to perform our obligations under the Merger Agreement. If the Proposed Acquisition is not completed, these risks may materialize and may materially and adversely affect Aetna’s businesses, financial position, financial results and stock or bond prices.

After completion of the Proposed Acquisition, we may fail to realize the anticipated benefits and cost savings of the Proposed Acquisition, which could adversely affect the value of our common shares.

The success of the transactions contemplated by the Proposed Acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Aetna and Humana. Our ability to realize these anticipated benefits and cost savings is subject to certain risks including:

•	Our ability to successfully combine the businesses of Aetna and Humana, including with respect to systems and technology integration;

•	whether the combined businesses will perform as expected;

•	the possibility that we paid more for Humana than the value we will derive from the transaction;

•	the reduction of our cash available for operations and other uses and the incurrence of indebtedness to finance the completion of the Proposed Acquisition; and

•	the assumption of known and unknown liabilities of Humana.

If we are not able to successfully combine the businesses of Aetna and Humana within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Proposed Acquisition may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected, and the value of our common shares may be adversely affected.

Aetna and Humana have operated and, until completion of the Proposed Acquisition, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Aetna or Humana employees, the disruption of either or both company’s ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Humana and Aetna in order to realize the anticipated benefits of the Proposed Acquisition so the combined business performs as expected include, among other things:

•	combining the companies’ sales, claims and call operations, network administration and corporate functions;

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	managing the movement of certain businesses and positions to different locations;

•	maintaining existing agreements with customers, providers and vendors and avoiding delays in entering into new agreements with prospective customers, providers and vendors;

Annual Report- Page 46

•	coordinating geographically dispersed organizations; and

•	consolidating offices of Humana and Aetna that are currently in or near the same location.

In addition, at times, the attention of certain members of either or both company’s management and resources may be focused on completion of the Proposed Acquisition and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Aetna and Humana may have difficulty attracting, motivating and retaining executives and other key employees in light of the Proposed Acquisition.

Uncertainty about the effect of the Proposed Acquisition on Aetna and Humana employees may have an adverse effect on each of Aetna and Humana separately and consequently the combined business. This uncertainty may impair Aetna’s and Humana’s ability to attract, retain and motivate key personnel until the Proposed Acquisition is completed. Employee retention may be particularly challenging during the pendency of the Proposed Acquisition, as employees of Aetna and Humana may experience uncertainty about their future roles with the combined business. Additionally, Humana’s officers and employees may hold shares of Humana common stock, as well as Humana stock options, Humana restricted stock units (“Humana RSUs”) and Humana performance stock units (“Humana PSUs”) that are subject to accelerated vesting on a change in control, and, if the Proposed Acquisition is completed, these officers and employees may be entitled to the consideration payable under the Merger Agreement in respect of such shares of Humana common stock, Humana RSUs, Humana PSUs and cash in respect of Humana stock options. These payouts could also make retention of these officers and employees more difficult. Additionally, pursuant to employment and/or change in control severance agreements with Humana, certain key employees of Humana are entitled to receive severance payments upon a termination without cause or a resignation for “good reason” following completion of the Proposed Acquisition. Under these agreements, a key Humana employee potentially could resign from his or her employment following specified circumstances set forth in his or her employment or change in control severance agreement, including an adverse change in his or her title, authority or responsibilities, compensation and benefits or primary office location. Furthermore, if key employees of Aetna or Humana depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, we may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees, and our ability to realize the anticipated benefits of the Proposed Acquisition may be adversely affected.

Aetna’s and Humana’s business relationships may be subject to disruption due to uncertainty associated with the Proposed Acquisition.

Parties with which Aetna or Humana does business may experience uncertainty associated with the Proposed Acquisition, including with respect to current or future business relationships with us, Humana or the combined business. Aetna’s and Humana’s business relationships may be subject to disruption as customers, providers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Aetna, Humana or the combined business. These disruptions could have a material and adverse effect on the businesses, financial position, results of operations or prospects of the combined business, including a material and adverse effect on our ability to realize the anticipated benefits of the Proposed Acquisition. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Proposed Acquisition or termination of the Merger Agreement.

The Merger Agreement contains provisions that will make it more difficult for us to pursue alternatives to the Proposed Acquisition.

The Merger Agreement contains provisions that make it more difficult for Aetna to sell its business. These provisions include a general prohibition on us soliciting any acquisition proposal. Further, Humana generally has a right to match any acquisition proposal that may be made.

Annual Report- Page 47

While we believe these provisions are reasonable and not preclusive of other offers, these restrictions might discourage a third party that has an interest in acquiring all or a significant part of Aetna from considering or proposing that acquisition. Furthermore, the termination fees described in the immediately following paragraph below may result in a potential competing acquirer proposing to pay a lower per-share price to acquire Aetna than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by Aetna in certain circumstances.

Lawsuits have been filed and other lawsuits may be filed against Humana, Aetna and their respective boards of directors challenging the Proposed Acquisition. An adverse ruling in any such lawsuit may prevent the Proposed Acquisition from being completed.

Beginning on July 9, 2015, three putative state court class action complaints have been filed by purported Humana stockholders (collectively, the “Humana Complaints”) challenging the Proposed Acquisition, two in Kentucky and one in Delaware (collectively, the “Humana Merger Litigation”). The Humana Complaints generally allege, among other things, that the individual members of Humana’s board of directors breached their fiduciary duties owed to Humana’s stockholders by entering into the Merger Agreement, approving the Proposed Acquisition, and failing to take steps to maximize the value of Humana to its stockholders, and that Aetna and certain of its subsidiaries and, in the case of the Delaware complaint, Humana aided and abetted such breaches of fiduciary duties. Among other remedies, the Humana Complaints seek equitable relief rescinding the Merger Agreement and enjoining the defendants from completing the Proposed Acquisition as well as costs and attorneys’ fees.

On October 9, 2015, Humana and the other defendants named in the Humana Complaints signed a memorandum of understanding (the “MOU”) to settle the Humana Merger Litigation. Subject to court approval and further definitive documentation in a stipulation of settlement that will be subject to customary conditions, the MOU resolved the claims brought in the Humana Merger Litigation. There can be no assurance that the parties to the Humana Merger Litigation ultimately will enter into a stipulation of settlement or that a court will approve such settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement contemplated by the MOU may be terminated. Following the signing of the MOU, the plaintiffs withdrew the Delaware state court complaint.

On September 3, 2015, a purported Aetna shareholder filed a putative class action and derivative complaint challenging the Proposed Acquisition in Pennsylvania state court (the “Aetna Complaint”). The Aetna Complaint generally alleged, among other things, that Aetna’s board of directors (the “Aetna Board”) breached its fiduciary duties by negotiating and entering into the Merger Agreement because the Proposed Acquisition overvalued Humana, the negotiation process leading to the Proposed Acquisition was flawed, the Proposed Acquisition represented an effort by the Aetna Board to avoid being acquired by another company, Aetna senior management preferred a transaction with Humana to a transaction with that other company given concerns over their post-transaction continued employment, and Aetna's registration statement in connection with the Proposed Acquisition omitted certain material information. The Aetna Complaint generally sought, among other things, declaratory and injunctive relief, preliminary injunctive relief prohibiting or delaying the defendants from consummating the Proposed Acquisition, other forms of equitable relief and unspecified amounts of damages. In addition, the Aetna Board has received demands from two purported Aetna shareholders (including the named plaintiff in the Aetna Complaint) to investigate and remedy potential or alleged breaches of fiduciary duties in connection with the Proposed Acquisition.

In response to these demands, and the subsequently filed Aetna Complaint, the Aetna Board, in accordance with Pennsylvania law and procedure, appointed a special litigation committee (the “SLC”), consisting of Edward J. Ludwig (Chairperson), Roger N. Farah, Ellen M. Hancock and Richard J. Harrington, to, among other things, investigate and evaluate such demands and the Aetna Complaint. The SLC retained independent counsel to assist and advise it in connection with its investigation and evaluation. On October 4, 2015, the SLC and its counsel issued a 120-page report that reflected, among other things, the SLC’s determination that pursuing the allegations in the shareholder demands and in the Aetna Complaint was not in the best interests of Aetna or its shareholders and a recommendation that Aetna pursue dismissal of the Aetna Complaint and not pursue any of the claims in the demands. The recommendation of the SLC was adopted unanimously by the non-management members of the

Annual Report- Page 48

Aetna Board, and a motion to dismiss the Aetna Complaint was filed on October 7, 2015. The Aetna Complaint was withdrawn by the plaintiff, and the Pennsylvania state court approved the dismissal of the Aetna Complaint on December 4, 2015.

Additional lawsuits arising out of or relating to the Merger Agreement and/or the Proposed Acquisition may be filed in the future.

One of the conditions to completion of the Proposed Acquisition is the absence of any applicable law (including any order) being in effect that prohibits completion of the Proposed Acquisition. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the Proposed Acquisition, then such order may prevent the Proposed Acquisition from being completed, or from being completed within the expected timeframe.

Our indebtedness following completion of the Proposed Acquisition will be substantially greater than our indebtedness on a stand-alone basis and greater than the combined indebtedness of Aetna and Humana existing prior to the transaction. This increased level of indebtedness could adversely affect us, including by decreasing our business flexibility, and will increase our borrowing costs. Downgrades in our ratings could adversely affect our businesses, cash flows, financial position and operating results.

In order to complete the Proposed Acquisition, we expect to incur acquisition-related debt financing of approximately $16.2 billion and assume Humana’s existing indebtedness of approximately $3.8 billion. Our substantially increased indebtedness and higher debt-to-equity ratio following completion of the Proposed Acquisition in comparison to that of Aetna prior to the Proposed Acquisition will have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and will increase our borrowing costs. In addition, the amount of cash required to service our increased indebtedness levels and thus the demands on our cash resources will be greater than the amount of cash flows required to service the indebtedness of Aetna or Humana individually prior to the Proposed Acquisition. The increased levels of indebtedness could also reduce funds available for our investments in product development as well as capital expenditures, share repurchases and other activities and may create competitive disadvantages for us relative to other companies with lower debt levels.

In addition, our credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital. Our ratings reflect each rating organization’s opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Following the announcement of the Proposed Acquisition in July 2015, each of Standard & Poor’s, A.M. Best, Fitch and Moody’s placed certain of our debt, financial strength and other credit ratings under review for a possible downgrade. Downgrades in our ratings could adversely affect our businesses, cash flows, financial position and operating results.

We will incur significant transaction and integration-related costs in connection with the Proposed Acquisition.

We expect to incur a number of non-recurring costs associated with the Proposed Acquisition and combining the operations of the two companies. We will incur significant transaction costs related to the Proposed Acquisition. We also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Proposed Acquisition and the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Annual Report- Page 49

The Proposed Acquisition may not be accretive, and may be dilutive, to our operating earnings per share, which may negatively affect the market price of our common shares.

The Proposed Acquisition may not be accretive, and may be dilutive, to our operating earnings per share. Our projections relating to the impact of the Proposed Acquisition on our operating earnings per share are based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any projected accretion or could result in dilution, including the timing of the closing of the Proposed Acquisition, adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the Proposed Acquisition. Any dilution of, or decrease or delay of any accretion to, our operating earnings per share could cause the price of our common shares to decline or grow at a reduced rate.

Following the completion of the Proposed Acquisition, our exposure to the funding, regulatory and other risks associated with Medicare, Medicaid and dual eligibles products will increase significantly.

Upon completion of the Proposed Acquisition, the proportion of our total Health Care revenues, membership and medical costs that are derived from Medicare, Medicaid and dual eligibles products will increase significantly. As a result our exposure to the funding, regulatory and other risks associated with these products also will increase significantly. For additional information on these risks, see:

•
“Legislative and regulatory changes could create significant challenges to our Medicare Advantage and PDP revenues and operating results, and proposed changes to these programs could create significant additional challenges. Starting in 2017, federal funding for Medicaid expansion will decrease. Entitlement program reform, if it occurs, could have a material adverse effect on our business, operations or operating results”, beginning on page 53;

•
“Minimum MLR rebate requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured businesses while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results”, beginning on page 54;

•
“If we are unable to include the significant assessments, fees and taxes imposed on us by Health Care Reform in our premiums and fees or otherwise solve for them, our operating results, financial position and/or cash flows would be materially and adversely affected. The inclusion of these assessments, fees and taxes in our premiums also could adversely affect our ability to grow and/or maintain our medical membership”, beginning on page 55;

•
“Our business activities are highly regulated. Our Medicare, Medicaid, specialty and mail order pharmacy, Public Exchange and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business. Upon completion of the Proposed Acquisition, our exposure to these risks will increase significantly. Compliance with future laws, regulations and/or judicial decisions may reduce our profitability and limit our growth”, beginning on page 55;

•
“We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices, and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions”, beginning on page 57;

•
“Our litigation and regulatory risk profile is changing as we offer new products and expand in business areas beyond our historical core business of providing Commercial managed care and health insurance products in the United States. Completion of the Proposed Acquisition would accelerate that change”, beginning on page 58;

•
“We are subject to retroactive adjustments to and/or withholding of certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, we may be required to refund premium payments to CMS”, beginning on page 60;

Annual Report- Page 50

•
“If our service providers fail to meet their contractual obligations to us or to comply with applicable laws or regulations, we may be exposed to reputational harm, litigation or regulatory action. This risk is particularly high in our Medicare, Medicaid and dual eligible programs”, beginning on page 62;

•
“Programs funded by the U.S. federal government account for a substantial portion of our revenue and operating earnings. Upon completion of the Proposed Acquisition, the portion of our revenues that is funded by the U.S. federal government will increase significantly. A delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, operating results and cash flows”, beginning on page 62; and

•
“The U.S. federal government and our other government customers may reduce funding for health care or other programs, cancel or decline to renew contracts with us, or may make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs. Upon completion of the Proposed Acquisition, the portion of our revenues and health care costs that are derived from the U.S. federal government and other government customers will increase significantly”, beginning on page 66.

Risks relating to Humana.

Following completion of the Proposed Acquisition, Aetna will be subject to the risks described in Part I, Item 1A in Humana's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 18, 2016, incorporated by reference into this Annual Report on Form 10-K.

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

In addition to Health Care Reform and changes to Health Care Reform, we expect the federal and state governments to continue to enact and seriously consider many broad-based legislative and regulatory proposals that will or could materially impact various aspects of the health care and related benefits system and our business, including additional health care reforms such as mandating lower out of pocket costs for members who are prescribed high cost drugs. The federal and many state governments are also considering changes in the interpretation, enforcement and/or application of existing laws and regulations. At the state level, 46 U.S. states and the District of Columbia will hold regular legislative sessions in 2016. In 2015, state legislatures focused on state budget deficits and taxes, as well as required changes to small group and other products (including capping member cost sharing or co-payments or otherwise limiting members’ financial responsibility for health care or other covered services they utilize), provider network composition requirements, pharmacy benefit and drug coverage requirements, Health Care Reform and Public Exchange implementation. We expect state legislatures to focus on these issues again in 2016.

We cannot predict the enactment or content of new legislation and regulations or changes to existing laws or regulations or their enforcement, interpretation or application, or the effect they will have on our business operations or financial results, which could be materially adverse. Even if we could predict such matters, it is not possible to eliminate the adverse impact of public policy changes that would fundamentally change the dynamics of our industry. Examples of such change include: the federal or one or more state governments fundamentally restructuring or reducing the funding available for Medicare, Medicaid, or dual eligible programs, changing the tax

Annual Report- Page 51

treatment of health or related benefits, or significantly altering Health Care Reform, such as eliminating or further reducing funding for Health Care Reform’s risk corridors. The likelihood of adverse changes is increasing due to state and federal budgetary pressures, and our business and operating results could be materially and adversely affected by such changes, even if we correctly predict their occurrence. For more information on these matters, refer to “Regulatory Environment” beginning on page 26.

Certain aspects of Health Care Reform have yet to take full effect, are unclear, or are subject to change, making their practical effects difficult to predict. Our business and operating results may be materially and adversely affected by Health Care Reform and/or changes to Health Care Reform even if we correctly predict its effects.

Although Health Care Reform was enacted in 2010, certain components will continue to be phased in until 2020. Ongoing legislative and regulatory changes to Health Care Reform, other pending efforts in the U.S. Congress to amend or restrict funding for various aspects of Health Care Reform (including risk corridors), the 2016 presidential election, pending litigation challenging aspects of the law and federal budget negotiations continue to create uncertainty about the ultimate impact of Health Care Reform. Examples of these legislative and regulatory changes include: the December 2015 suspension of the HIF for 2017 and two year delay of the “Cadillac” tax on high-cost employer-sponsored health coverage; the October 2015 PACE, which leaves groups with 51 to 100 employees within the large group category for each state unless the state exercises its option to include these groups within the small group category; and the October 2015 HHS announcement that Health Care Reform risk corridor receivables for the 2014 program year would only be funded at 12.6%.

We expect the 2017 suspension of the HIF to adversely affect our 2016 operating earnings, revenues and medical benefit ratios as this change begins to be reflected in reduced premiums for 2016 medical customer renewals that have member months in 2017. In addition, there is some uncertainty whether we will be able to include all of our portion of the industry-wide $14.3 billion 2018 HIF in our premium rates beginning with 2017 medical customer renewals that have member months in 2018, particularly following the HIF suspension for 2017.

The pending litigation challenging Health Care Reform includes the House of Representatives’ challenge to HHS’s ability to make payments under the ACA’s Cost Sharing Subsidy program without an explicit appropriation. The time frame for conclusion, final outcome and ultimate impact of this litigation are uncertain. A final ruling that adversely impacts the Cost Sharing Subsidy program could cause significant adverse selection in individual Public Exchange products and instability in the individual Public Exchange marketplace and could have a material adverse effect on our business, cash flows, financial condition and operating results as well as hinder our ability to offer Public Exchange products.

While the most significant Health Care Reform related changes occurred during or prior to 2014, key components of Health Care Reform will be phased in through 2020. In addition, significant parts of Health Care Reform, including aspects of Public Exchanges, non-discrimination requirements, reinsurance, risk corridor and risk adjustment, continue to evolve through the promulgation of regulations and guidance at the federal level. It is likely that further changes will be made to Health Care Reform at the federal and/or state level as issues arise and its practical effects become clearer. Growing state and federal budgetary pressures make it more likely that any changes will be adverse to us.

Accordingly, many of the specific aspects and impacts of Health Care Reform will not be known for several years, and given the inherent difficulty of foreseeing how individuals and businesses will respond to the choices afforded to them by Health Care Reform, we cannot predict the full effect of Health Care Reform on us or the impact of future changes to Health Care Reform. Further, even if we correctly predict how parts of Health Care Reform will develop and affect us, our business and operating results may still be materially and adversely affected. For example, we anticipate that some aspects of Health Care Reform and other existing measures and new measures, if enacted, could materially adversely affect our health care operations and/or operating results by, among other things:

•	Reducing our ability to obtain adequate premium rates for the risk we assume (including denial of or delays in obtaining regulatory approval for and implementation of those rates);

•	Significantly reducing the level of Medicare program payments;

Annual Report- Page 52

•
Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, and/or limiting the level of margin we can earn, including by mandating minimum medical loss ratios;

•
Reducing our ability to manage health care or other benefit costs (including by mandating benefits, restricting our ability to manage our provider network and/or capping member cost sharing or otherwise limiting members’ financial responsibility for health care or other covered services they utilize and thus increasing our medical costs);

•	Increasing health care or other benefit costs and operating expenses (including duplicate expenses resulting from changes in regulations during implementation);

•	Increasing our exposure to lawsuits and other adverse legal proceedings;

•	Adversely affecting our product mix; and/or

•	Imposing new or increasing existing taxes and financial assessments.

Legislative and regulatory changes could create significant challenges to our Medicare Advantage and PDP revenues and operating results, and proposed changes to these programs could create significant additional challenges. Starting in 2017, federal funding for Medicaid expansion will decrease. Entitlement program reform, if it occurs, could have a material adverse effect on our business, operations or operating results.

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

Medicare Advantage payment rates to health plans have been cut over the last several years, with additional reductions to be phased in through 2017. CMS’ Final Notice for 2016 Medicare Advantage benchmark payment rates provided some progress toward more stable program rates. We project that the benchmark rates in the Final Notice will increase funding for our Medicare Advantage business by 1% in 2016 compared to 2015. However, this rate increase is still below the rate of increase of the cost of medical care and creates continued pressure on the Medicare Advantage program and our Medicare Advantage results. We cannot predict changes in future Medicare funding levels, the impact of future federal budget actions or ensure that such changes or actions will not have an adverse effect on our Medicare operating results.

In addition, the “star ratings” from CMS for our Medicare Advantage plans will continue to have a significant effect on our plans’ operating results. Since 2015, only Medicare Advantage plans with a star rating of four or higher (out of five) are eligible for a quality bonus in their basic premium rates. Our star ratings and past performance scores are adversely affected by compliance issues that arise in our Medicare business, such as our distribution of inaccurate information regarding which pharmacies were part of our Medicare network and related $1 million civil monetary penalty in 2015. If our star ratings fall below expectations, do not match the performance of our competitors, the star rating standards are raised, or the quality bonuses are reduced or eliminated, our revenues and operating results may be adversely affected.

During 2014, CMS issued a final rule that changes in some respects how we can pay pharmacies and impacts our Medicare Advantage and PDP products. This final rule, which takes effect in 2016, may limit our ability to realize anticipated cost savings.

Beginning in 2017, federal funding for expanded Medicaid coverage will decrease, which may cause states to re-evaluate their Medicaid expansions, That re-evaluation may adversely affect Medicaid payment rates, our revenues and our Medicaid membership in those states.

If entitlement program reform occurs, it could have a material adverse effect on our business, operations or operating results, particularly on our Medicare and/or Medicaid revenues, medical benefit ratios and operating results.

Annual Report- Page 53

We may not be able to obtain adequate premium rate increases, which would have an adverse effect on our revenues, medical benefit ratios and operating results and could magnify the adverse impact of increases in health care and other benefit costs and of Health Care Reform assessments, fees and taxes.

Premium rates generally must be filed with state insurance regulators and are subject to their approval, which creates risk for us in the current political and regulatory environment. Health Care Reform generally requires a review by HHS in conjunction with state regulators of premium rate increases of 10% or more (or another state-specific threshold set by states determined by HHS to have adequate processes). Rate reviews can magnify the adverse impact on our operating margins and operating results of increases in health care and other benefit costs, increased utilization of covered services, and Health Care Reform assessments, fees and taxes, by restricting our ability to reflect these increases and/or these assessments, fees and taxes in our pricing. The risk of increases in utilization of medical and/or other covered services and/or in health care and other benefit costs is particularly acute during and following periods (such as 2010-2013), when utilization has been below recent historical levels and during periods of changing economic conditions and/or employment levels. Further, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare rates is limited; and our ability to reflect them in our Medicaid and/or CHIP premium rates is likely to be limited due, among other things, to the budgetary pressures currently facing many state governments. This could magnify the adverse impact on our operating margins and operating results of increases in utilization of medical and other covered services, health care and other benefit costs and/or medical cost trends that exceed our projections.

Since 2013, HHS has issued determinations to health plans that their rate increases were unreasonable, and we continued to experience challenges to appropriate premium rate increases in certain states. Regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either by enforcing existing legal requirements more stringently or proposing different regulatory standards. Regulators or legislatures in a number of states also have conducted hearings on proposed premium rate increases, which could result in substantial delays in implementing proposed rate increases even if they ultimately are approved. Our plans can be excluded from participating in Public Exchanges if they are deemed to have a history of “unreasonable” rate increases. We requested significant increases in our premium rates in our individual and small group Health Care businesses for 2016 and expect to continue to request significant increases in those rates for 2017 and beyond in order to adequately price for projected medical cost trends, the expanded coverages and rating limits required by Health Care Reform and the significant assessments, fees and taxes imposed by Health Care Reform. These significant rate increases heighten the risks of adverse public and regulatory reaction and the risk that our products will be selected by people with a higher risk profile or utilization rate than the pool of participants we anticipated when we established the pricing for the applicable products (also known as “adverse selection”) and the likelihood that our requested premium rate increases will be denied, reduced or delayed, which could lead to operating margin compression.

We anticipate continued regulatory and legislative action to increase regulation of premium rates in our Insured business. We may not be able to obtain rates that are actuarially justified or that are sufficient to make our policies profitable in any product line or geography. If we are unable to obtain adequate rates and/or rate increases, it could materially and adversely affect our operating margins and our ability to earn adequate returns on Insured business in one or more states or cause us to withdraw from certain geographies and/or products.

Minimum MLR rebate requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured businesses while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our operating results.

Health Care Reform requires us to pay minimum MLR rebates each year with respect to prior years. These minimum MLR rebate requirements limit the level of margin we can earn in our Commercial Insured and Medicare Insured businesses, while leaving us exposed to medical costs that are higher than those reflected in our pricing. Refer to “Revenue Recognition” in Note 2 of Notes to Consolidated Financial Statements beginning on page 96 for more information. Certain portions of our FEHB program business are subject to minimum MLR rebate requirements separate from those imposed by Health Care Reform. The process supporting the management and

Annual Report- Page 54

determination of the amount of rebates payable is complex and requires judgment, and the rebate reporting requirements are detailed. Our Commercial business is currently under audit by both federal and state regulators related to the ACA’s minimum MLR requirements. Additional challenges to our methodology and/or reports relating to minimum MLR rebates by federal and state regulators and private litigants are reasonably possible. The outcome of these audits and additional challenges could adversely affect our operating results.

Additionally, we are required to pay minimum MLR rebates in a number of states in which we offer Medicaid coverage. These rebates are not required by Health Care Reform; they are mandated by our Medicaid contracts.

We may be subject to regulatory actions or suffer reputational harm if we do not or cannot adequately implement Health Care Reform and related legislation, which may have a material adverse effect on our business.

Health Care Reform enacted in 2010, legislated broad-based changes to the U.S. health care system. To date the constitutionality of Health Care Reform has been upheld, although significant portions of the law are subject to pending litigation. We are dedicating, and will continue to be required to dedicate significant resources and incur significant expenses to implement and comply with Health Care Reform and changes to Health Care Reform at both the state and federal level, including complying with the implementation timeframe set by the government each year for developing and pricing our Public Exchange products for the following year and implementing and complying with future legislation and regulations that will provide guidance on and clarification of and changes to significant parts of the legislation. If we fail to effectively implement Health Care Reform and our related operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operating results and reputation may be materially adversely affected, we may lose customers and we may be subject to penalties, sanctions or other regulatory actions.

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

Health Care Reform imposes significant assessments, fees and taxes on us and other health insurers, health plans and other industry participants. We project that our share of the 2016 Health Care Reform assessments, fees and taxes will be approximately $1 billion. As we are one of the nation’s largest health care benefits companies, we expect our share of the Health Care Reform fees, assessments and taxes to continue to be significant. There is some uncertainty whether we will be able to include all of these assessments, fees and taxes in our premium rates. It may be particularly challenging to be able to include all of our portion of the industry-wide $14.3 billion 2018 HIF in our premium rates beginning with 2017 medical customer renewals that have member months in 2018 because of the HIF suspension for 2017. In addition, our ability to reflect Health Care Reform assessments, fees and taxes in our Medicare rates is limited; and our ability to reflect them in our Medicaid and CHIP rates is likely to be limited due, among other things, to the budgetary pressures currently facing many state governments. If we are unable to include the Health Care Reform assessments, fees and taxes in our premiums and fees or otherwise adjust our business model to solve for them, these assessments, fees and taxes could have a material adverse effect on our operating results, financial position and/or cash flows. The increases in our prices caused by including all of these assessments, fees and taxes in our premiums and fees also could adversely affect our ability to profitably grow and/or maintain our medical membership if, for example, our competitors do not seek to include all or a significant portion of these assessments, fees and taxes in their premiums or fees.

Our business activities are highly regulated. Our Medicare, Medicaid, specialty and mail order pharmacy, Public Exchange and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business. Upon completion of the Proposed Acquisition, our exposure to these risks will increase significantly. Compliance with future laws, regulations and/or judicial decisions may reduce our profitability and limit our growth.

Annual Report- Page 55

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

If we fail to comply with laws and regulations that apply to government programs, we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in Medicare, Medicaid, dual eligible and other programs, cash flows, financial position and operating results. For example, CMS assessed a civil monetary penalty of $1 million against us in 2015 for distributing inaccurate information regarding which pharmacies were part of our Medicare network. Also, from April 2010 through June 2011, we were subject to intermediate sanctions that CMS imposed on us that required us to suspend the enrollment of and marketing to new members of all Aetna Medicare Advantage and PDP contracts. As a result of these sanctions, our 2011 Medicare membership and operating results were adversely affected because we did not participate in the annual enrollment process for 2011 and were not again eligible to receive automatic assignments of low income subsidy PDP members from CMS until September 2012.

Our exposure to these risks will increase significantly following the completion of the Proposed Acquisition because completion of the Proposed Acquisition will increase significantly the proportion of our total Health Care revenues, membership and medical costs that are derived from Medicare, Medicaid and dual eligible products.

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

Annual Report- Page 56

Our business, profitability and growth also may be adversely affected by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA or the remedies available under ERISA, or reduce the scope of ERISA pre-emption of state law claims or (ii) other legislation and regulations, including new legislation or regulations that apply to Private Exchanges. For more information regarding these matters, refer to “Regulatory Environment” beginning on page 26 and “Litigation and Regulatory Proceedings” in Note 19 of Notes to Consolidated Financial Statements beginning on page 139.

We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices, and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.

As one of the largest national health and related benefits providers, we frequently are subject to regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, various federal and state agencies, regulatory authorities, attorneys general, committees, subcommittees and members of the U.S. Congress and other state, federal and international governmental authorities. Several such audit, investigations and reviews currently are pending, some of which may be resolved in 2016, and the results of which may be adverse to us.

There continues to be a heightened level of review and/or audit by federal, state and international regulators of the health and related benefits industry’s business and reporting practices, including premium rate increases, provider network adequacy, provider network directories, pharmacy formulary tiering, pharmacy network structures, utilization management and payment of providers with whom the payor does not have a contract and other health and life insurance claim payment practices. In addition, a significant number of states are investigating life insurers’ claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlement agreements. We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices. In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration’s Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pre-tax). Given the judicial, legislative and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows. For additional information on these life insurance matters, refer to “Life and Disability Insurance” beginning on page 40.

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

Regular and special governmental audits, investigations and reviews could result in changes to our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs and suspension or loss of licensure. For example, in 2015 CMS assessed a civil monetary penalty of $1 million against

Annual Report- Page 57

us in 2015. Any of these audits, investigations or reviews could have a material adverse effect on our financial position, operating results or business or result in significant liabilities and negative publicity for our company. Our Commercial business is currently under audit by both state and federal regulators related to Health Care Reform’s minimum MLR requirements and is subject to audits related to Health Care Reform’s risk adjustment and reinsurance data since those programs were implemented in 2014. For more information on certain CMS and other audits, see “We are subject to retroactive adjustments to and/or withholding of certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, we may be required to refund premium payments to CMS”, beginning on page 60.

For more information regarding these matters, refer to “Regulatory Environment” beginning on page 26 and “Litigation and Regulatory Proceedings” in Note 19 of Notes to Consolidated Financial Statements beginning on page 139.

If our compliance systems and processes fail or are deemed inadequate, we may suffer reputational harm and become subject to regulatory actions or litigation which could adversely affect our business, cash flows, operating results or financial position.
Our businesses are subject to extensive and complex regulations, and many of our contracts with customers include detailed requirements. In order to be eligible to offer certain products or bid on certain contracts, we must demonstrate that we have robust systems in place to ensure that we comply with all applicable legal, regulatory and contractual requirements. These systems are frequently reviewed and audited by our customers and regulators. If our systems and processes designed to maintain compliance with applicable requirements, and to prevent and detect instances of, or the potential for, non-compliance fail or are deemed inadequate, we may suffer reputational harm and be subject to regulatory actions, litigation and other proceedings which may result in fines, suspension or loss of licensure, suspension or exclusion from participation in government programs and/or other penalties, any of which could adversely affect our business, cash flows, operating results or financial position.

Our litigation and regulatory risk profile is changing as we offer new products and expand in business areas beyond our historical core business of providing Commercial managed care and health insurance products in the United States. Completion of the Proposed Acquisition would accelerate that change.

Historically, we focused primarily on providing Commercial managed care and health insurance products in the United States. In comparison, our Medicare and Medicaid businesses were significantly smaller. In 2015, our Medicare and Medicaid businesses accounted for 44% of total Health Care premiums. Our business is now changing due to the following:

•
Acquisitions: We project that the Proposed Acquisition will increase our Medicare and Medicaid revenues to 56% of total revenue. Our 2014 acquisition of InterGlobal expanded our international business.

•
Expansion within the health care marketplace: We are expanding our presence in various sectors of the health care marketplace, including Medicare, Medicaid, dual eligibles, Commercial individual, international, and certain customers who are not subject to ERISA’s limits on state law remedies and working to deliver innovative products in those sectors.

•
Entry into new business and new product lines: We are in the process of developing and seeking to expand our consumer business. Over the last several years we have entered into new product lines, including Insurance Exchanges, dual eligible programs, support services for ACOs, data analytics, recruitment for clinical trials and HIT.

The increased volume of business in areas beyond our historical core business and new products subject us to litigation and regulatory risks that are different from the risks of providing Commercial managed care and health insurance products and increase significantly our exposure to other risks.

For additional information about these risks, see:

•
“Our business activities are highly regulated. Our Medicare, Medicaid, specialty and mail order pharmacy, Public Exchange and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse

Annual Report- Page 58

regulatory actions or suffer reputational harm which may have a material adverse effect on our business. Upon completion of the Proposed Acquisition, our exposure to these risks will increase significantly. Compliance with future laws, regulations and/or judicial decisions may reduce our profitability and limit our growth”, beginning on page 55;

•
“We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future”, beginning on page 73; and

•
“As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase”, beginning on page 78.

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

The transition to ICD-10 occurred on October 1, 2015. It is possible that we could be exposed to investigations and allegations of noncompliance with ICD-10 and related regulations, which could have a material adverse effect on our results of operations, financial position and cash flows.

Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. Refer to “Litigation and Regulatory Proceedings” in Note 19 of Notes to Consolidated Financial Statements beginning on page 139 for more information.

Annual Report- Page 59

Our use and disclosure of members’, customers’ and other constituents’ sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect members’, customers’ or other constituents’ sensitive information.

Our information systems are critical to the operation of our business. We collect, process, maintain, retain, evaluate, utilize and distribute large amounts of personal health and financial information and other confidential and sensitive data about our members, customers and other constituents in the ordinary course of our business. Some of our information systems rely upon third party systems to accomplish these tasks. The use and disclosure of such information is regulated at the federal, state and international levels, and these laws, rules and regulations are subject to change and increased enforcement activity, such as the audit program implemented by HHS under HIPAA. In some cases, such laws, rules and regulations also apply to our vendors and/or may hold us liable for any violations by our vendors. International laws, rules and regulations governing the use and disclosure of such information are generally more stringent than in the United States, and they vary from jurisdiction to jurisdiction. Noncompliance with any privacy or security laws or regulations, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the theft, misappropriation, loss or other unauthorized disclosure of, or access to, sensitive or confidential member information, whether by us, by one of our vendors or by another third party, could require us to expend significant resources to remediate any damage, interrupt our operations and damage our reputation, and could also result in investigations, regulatory enforcement actions, material fines and penalties, loss of customers, litigation or other actions which could have a material adverse effect on our business, brand, reputation, cash flows and operating results.

Our business depends on our members’ and customers’ willingness to entrust us with their health related and other sensitive personal information. Events that negatively affect that trust, including failing to keep our information technology systems and our members’ and customers’ sensitive information secure from significant attack, theft, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our business associates, vendors or other third parties, including our PBM services suppliers, could adversely affect our reputation, membership and revenues and also expose us to mandatory disclosure to the media, litigation (including class action litigation) and other enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our business, cash flows, operating results or financial position. There can be no assurance that any such failure will not occur, or if any does occur, that we will detect it or that it can be sufficiently remediated.

We are subject to retroactive adjustments to and/or withholding of certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, we may be required to refund premium payments to CMS.

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

Annual Report- Page 60

In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of a subset of Medicare Advantage plans for various contract years, including certain of the Company’s plans for certain contract years, to validate coding practices and supporting medical record documentation maintained by health care providers and the resulting risk adjusted premium payments to the plans. CMS may require us to refund premium payments if our risk adjusted premiums are not properly supported by medical record data. The OIG also is auditing risk adjustment data of other companies, and we expect CMS and the OIG to continue auditing risk adjustment data.

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

Since 2013, CMS has selected certain of our Medicare Advantage contracts for contract years 2011 and 2012 for audit. In December 2015, CMS released a RFI for a significant expansion of the RADV audit program. As described in the RFI, CMS would use third party auditors to attain its ultimate goal of subjecting all Medicare Advantage contracts to either a comprehensive or a targeted RADV audit for each contract year. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would require us to change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years or the current contract year. For additional information, refer to “Regulatory Environment - Medicare” beginning on page 34.

If we fail to report and correct errors discovered through our own auditing procedures or during a CMS audit or otherwise fail to comply with the applicable laws and regulations, we could be subject to fines, civil penalties or other sanctions which could have a material adverse effect on our ability to participate in Medicare Advantage, Part D or other government programs, and on our financial position, cash flows and operating results. CMS has issued a final rule implementing ACA requirements that Medicare Advantage and PDP plans report and refund to CMS overpayments that those plans receive from CMS. However, CMS’s statements in formalized guidance regarding “overpayments” to Medicare Advantage plans appear to be inconsistent with CMS’s prior RADV audit guidance. These statements appear to equate each Medicare Advantage risk adjustment data error with an “overpayment” without reconciliation to the principles underlying the fee for service adjustment comparison contemplated by CMS’s RADV audit methodology. The precise interpretation, impact and legality of the final rule are not clear and are subject to pending litigation. If Medicare Advantage plans were not paid based on payment model principles that align with the requirements of the Social Security Act or such payments were not implemented correctly, it could have a material adverse effect on our results of operations, financial position or cash flows.

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

Any premium or fee refunds, adjustments or withholding resulting from regulatory audits, whether as a result of RADV, Public Exchange related, recovery audit program or other audits by CMS, the OIG, HHS or otherwise,

Annual Report- Page 61

including audits of our minimum medical loss ratio rebates, methodology and/or reports, could be material and could adversely affect our operating results, financial position and cash flows. For more information see “Regulatory Environment” beginning on page 26.

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

These risks are particularly high in our Medicare, Medicaid and dual eligible programs, where third parties perform pharmacy benefit management, medical management and other member related services for us. Any failure of our or these third parties’ prevention, detection or control systems related to regulatory compliance, compliance with our internal policies, data security and/or cybersecurity or any incident involving the theft, misappropriation, loss or other unauthorized disclosure of, or access to, members’, customers’ or other constituents’ sensitive information could require us to expend significant resources to remediate any damage, interrupt our operations and adversely affect our reputation and also expose us to whistleblower, class action and other litigation, other proceedings, prohibitions on marketing or active or passive enrollment of members, corrective actions, fines, sanctions and/or penalties, any of which could adversely affect our business, cash flows, operating results or financial position. For more information on these matters, see “Our business activities are highly regulated. Our Medicare, Medicaid, specialty and mail order pharmacy, Public Exchange and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer reputational harm which may have a material adverse effect on our business. Upon completion of the Proposed Acquisition, our exposure to these risks will increase significantly. Compliance with future laws, regulations and/or judicial decisions may reduce our profitability and limit our growth”, beginning on page 55.

Programs funded by the U.S. federal government account for a substantial portion of our revenue and operating earnings. Upon completion of the Proposed Acquisition, the portion of our revenues that is funded by the U.S. federal government will increase significantly. A delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, operating results and cash flows.

The federal government’s “debt ceiling”, or the amount of debt the federal government is permitted to borrow to meet its legal obligations (including, among other things, interest on the national debt, Medicare and Medicaid premiums, Social Security benefits and contributions to the Federal Employees Health Benefits Program), is limited by statute and can only be raised by an act of Congress.

If Congress does not raise the debt ceiling before the federal government’s current obligations approach or exceed its cash on hand and incoming receipts, federal government spending may be subject to delay, reduction, suspension or cancellation, including a federal government shutdown, which may be prolonged. A significant portion of our revenues are derived from health care coverage programs that are funded in whole or in part by the federal government, including the Medicare, Medicaid, and dual eligible programs, CHIP and the Federal Employees Health Benefits Program and subsidies for qualified individuals and families purchasing health insurance through Public Exchanges. Completion of the Proposed Acquisition will increase significantly the portion of our revenues that is funded in whole or in part by the federal government. If federal spending is delayed, suspended or curtailed, we would continue to receive claims from providers providing services to beneficiaries of these programs, and we

Annual Report- Page 62

could be liable for, and be required to fund, such claims. Furthermore, the terms of our disability products often provide that the benefits due to beneficiaries are reduced by the amount of certain federal benefits they receive, most notably Social Security Disability Insurance (“SSDI”) payments. If such payments are suspended or reduced due to a failure to timely raise the debt ceiling, our disability payment obligations would be increased accordingly, and such increase could be material. If beneficiaries subsequently receive such payments from the federal government, we would seek reimbursement or attempt to offset a portion of such payments against future disability benefit payments. We may not be successful in recovering the amount sought. A failure to timely raise the debt ceiling could have a material adverse effect on our businesses, operating results, cash flows and reputation and, in the case of a prolonged failure to raise the debt ceiling, our financial position.

If the United States defaults on its obligations due to a failure to timely raise the debt ceiling or otherwise, or its credit rating is downgraded by any of the credit rating agencies, interest rates could rise, financial markets could become volatile and/or the availability of credit (and short-term credit in particular) could be adversely affected, thereby increasing our borrowing costs, negatively impacting the value of our investment portfolio, and/or adversely affecting our ability to access the capital markets, which could have a material adverse effect on our operating results, financial position and cash flows and could adversely affect our liquidity.

Risks Related to Our Business

We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our operating results. We may not able to obtain appropriate pricing on new or renewal business.

Premiums for our insured Health Care Products, which comprised 86% and 85% of our total consolidated revenues for 2015 and 2014, respectively, are priced in advance based on our forecasts of health care and other benefit costs during a fixed premium period, which is generally one year. These forecasts are typically developed several months before the fixed premium period begins, are influenced by historical data (and recent historical data in particular), are dependent on our ability to anticipate and detect medical cost trends, and require a significant degree of judgment. For example, our revenue on Medicare policies is based on bids submitted in June of the year before the contract year. Cost increases in excess of our projections cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts and our ability to anticipate and detect medical cost trends. Even relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our operating results.

Our health care and other benefit costs can be affected by external events that we cannot forecast or project and over which we have little or no control, such as emerging changes in the economy and/or public policy, government mandated benefits or other regulatory changes, changes in health care practices, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, influenza related health care costs (which may be substantial and are currently projected to be lower in to 2015-2016 than in 2014-2015), epidemics, pandemics, terrorist attacks or other man-made disasters, natural disasters or other events that materially increase utilization of medical and/or other covered services, as well as changes in members’ behavior and healthcare utilization patterns and provider billing practices. Our health care and other benefit costs also can be affected by changes in our business mix, product designs, contracts with providers, medical management, underwriting, rating and/or claims processing methods and processes, and our medical management initiatives may not deliver the reduction in utilization and/or medical cost trend that we project.

It is particularly difficult to accurately anticipate, detect, forecast, manage and reserve for medical cost trends and utilization of medical and/or other covered services during and following periods when such utilization and/or trends are below recent historical levels and during periods of changing economic conditions and employment levels. For example, during calendar year 2014, medical costs in our smaller middle market and individual businesses were higher than we projected, and during the calendar years 2010-2013, medical costs and members’ utilization of medical and/or other covered services were lower than we projected and members’ utilization was below recent historical levels. The recent favorable experience is not projected to continue in 2016, as we expect utilization to increase in 2016 when compared to 2015.

Annual Report- Page 63

We have implemented price increases for 2016. If health care and other benefit costs are higher than the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our prices will not reflect the risk we assume, and our operating results will be adversely affected. If health care and other benefit costs are lower than we predict, our prices may be higher than those of our competitors, which may cause us to lose membership. For more information, see “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 20.

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

In addition, our Medicare, Medicaid and CHIP products are subject to termination without cause, periodic re-bid, rate adjustment and program redesign, as customers seek to contain their benefit costs, particularly in an adverse and/or uncertain economy. These actions may adversely affect our membership, revenues and operating results.

If we fail to compete effectively in the geographies and product areas in which we operate, including maintaining or increasing membership in our Health Care business, our operating results, financial position and cash flows could be materially and adversely affected.

The health care benefits industry is highly competitive, primarily due to a large number of for-profit and not-for-profit competitors, our competitors' marketing and pricing, and a proliferation of competing products, including new products that are continually being introduced into the marketplace. Our businesses face significant competition in all of the geographies and product areas in which we operate. New entrants into the marketplace, as well as consolidation within the industry, have contributed to and are expected to intensify the competitive environment. In addition, the rapid pace of change as the industry evolves towards a consumer-focused retail marketplace, including Public and Private Exchanges, and the increased use of technology to interact with members, providers and customers, increase the risks we currently face from new entrants and disruptive actions by existing competitors compared to prior periods.

In our Health Care business, we compete on the basis of many factors, including perceived overall quality, quality of service, comprehensiveness of coverage, cost (including premium, provider discounts and member out-of-pocket costs), product design, financial stability and ratings, breadth and quality of provider networks, providers available in such networks, and quality of member support and care management programs. Our competitors in our Health Care business include, among others, United HealthGroup, Inc., Anthem, Inc., Humana Inc., Cigna Corporation, WellCare Health Plans, Inc., Centene Corporation, Health Net, Inc., Kaiser Permanente, health system owned health plans, Oscar Health and other new entrants into the marketplace, and numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross and Blue Shield Association. Additional competitors in our businesses include other types of medical and dental provider organizations, various specialty service providers (including pharmacy benefit management services providers), health care consultants, financial services companies

Annual Report- Page 64

(including Fidelity Investments), integrated health care delivery organizations (networks of providers who also coordinate administrative services for and assume insurance risk of their members), third-party administrators, HIT companies and, for certain plans, programs sponsored by the federal or state governments. Emerging competitors include start up health care benefit plans such as Oscar Health, technology firms, financial services firms such as Fidelity Investments that are distributing competing products on their proprietary Private Exchanges, consulting firms that are distributing competing products on their proprietary Private Exchanges, as well as non-traditional distributors such as retail companies. In particular geographies, competitors may have greater capabilities, resources or membership; a more established reputation; superior supplier or health care professional arrangements; better business relationships; or other factors that give such competitors a competitive advantage. We have begun to compete for sales on Insurance Exchanges and to operate our consumer business, where we face additional risks from existing and new competitors (including our vendors) who have lower cost structures, greater experience marketing to consumers and/or who target the higher margin portions of our business. Among our international and HIT competitors, many have longer operating histories, better brand recognition and greater market presence in many of the areas in which we are seeking to expand and more experience at rapidly innovating products. If we do not compete effectively in the geographies and product areas in which we operate, our business, operating results, financial position and cash flows could be materially and adversely affected.
For more information on these risks, see:

•
“Our strategy may not be an effective response to the changing dynamics in the health and related benefits industry, or we may not be able to implement our strategy and related strategic projects, including the Proposed Acquisition, effectively”, beginning on page 43;

•
“Competitive and economic pressures may limit our ability to increase pricing to reflect higher costs or may force us to accept lower margins. If customers elect to self-insure, reduce benefits or adversely renegotiate or amend their agreements with us, our revenues and operating results will be negatively affected”, beginning on page 64;

•
“In order to be competitive in the growing marketplace for direct-to-consumer sales and on public and private health insurance exchanges, we will need to develop our consumer business and make investments in consumer engagement, reduce our cost structure and face new competitors. If we are unsuccessful, our future growth and profitability may be adversely affected”, beginning on page 73;

•
“If we fail to develop new products, differentiate our products from those of our competitors or demonstrate the value of our products to our customers, our ability to retain or grow profitable membership may be adversely affected”, beginning on page 74;

•
“Our competitive position and ability to differentiate our products will be adversely affected if we cannot demonstrate that our products and processes result in our members receiving quality affordable care”, beginning on page 74;

•
“Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors”, beginning on page 75; and

•
“We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future”, beginning on page 73.

Annual Report- Page 65

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

The U.S. federal government and our other government customers may reduce funding for health care or other programs, cancel or decline to renew contracts with us, or may make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs. Upon completion of the Proposed Acquisition, the portion of our revenues and health care costs that are derived from the U.S. federal government and other government customers will increase significantly.

Our revenues from government-funded health and other programs, including our Medicare, Medicaid and dual eligible businesses and our government customers in our Commercial business, are dependent on annual funding by the federal government and/or applicable state or local governments. Upon completion of the Proposed Acquisition, the portion of our revenues and health care costs that are derived from the U.S. federal government and other government customers will increase significantly. Federal, state and local governments have the right to cancel or not to renew their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities.

For example, while Health Care Reform significantly expanded the number of people who qualify to enroll in Medicaid beginning in 2014, most states continue to face significant budget challenges, several states are currently seeking to reduce their Medicaid expenditures, and other states may take similar action. Our government customers also determine the premium levels and other aspects of Medicare, Medicaid and dual eligible programs that affect the number of persons eligible for or enrolled in these programs, the services provided to enrollees under the programs, and our administrative and health care and other benefit costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and they may do so again in the future. For example, effective January 1, 2015, we terminated our Insured Medicaid contract in Delaware because we did not believe the premium level was adequate. If a government customer reduces premium levels or increases premiums by less than the increase in our costs (such as by not allowing us to recover applicable Health Care Reform fees, taxes and assessments), and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and

Annual Report- Page 66

operating results could be adversely affected. In addition, if states allow certain programs to expire or choose to opt out of Medicaid expansion, we could experience reduced Medicaid enrollment or reduced Medicaid enrollment growth, which would adversely affect our business, revenues and operating results.

In addition, the terms of our disability products often provide that the benefits due to beneficiaries are reduced by the amount of certain federal benefits they receive, most notably SSDI payments. If such payments are suspended or reduced for any reason, including due to funding shortfalls for the SSDI program, our disability payment obligations would be increased accordingly, and such increase could be material.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing on Insurance Exchanges could adversely affect our operating results. There can be no assurance that the future health care benefit costs of our Insurance Exchange products will not exceed our projections.

Unanticipated increases in our Insurance Exchange product health care benefit costs could adversely affect our operating results. Coverage under Public Exchange products commenced on January 1, 2014. We do not have prior experience with pricing Public Exchange products or utilization of medical and/or other covered services by Public Exchange product members, particularly those members who purchase coverage during special election periods and typically have higher utilization of medical and/or other covered services. Our Public Exchange products were not profitable in 2015. We have set 2016 premium rates for our Public Exchange products based on our projections, including as to the funding for Health Care Reform’s risk corridors and other premium stabilization programs (which programs provide us with less protection in 2016 than 2015 and will provide us with less protection in 2017 than 2016), the health status and quantity of Public Exchange membership and utilization of medical and/or other covered services by Public Exchange product members.

The premium rates for our Insurance Exchange products are set in advance and fixed for one-year periods. As a result, health care benefit costs in excess of the projections reflected in our Insurance Exchange product pricing cannot be recovered in the fixed premium period through higher premiums. Although, if they are funded, in certain circumstances, federal risk adjustment mechanisms could help offset health care benefit costs in excess of our projections in our Public Exchange products, the profitability of our Insurance Exchange products is particularly sensitive to the accuracy of our forecasts of health care benefit costs. Those forecasts were made several months before the fixed premium period began, require a significant degree of judgment and are dependent on our ability to detect medical cost trends as well as the accuracy of our projections used in setting our Insurance Exchange product premium rates.

There can be no assurance regarding the accuracy of the health care benefit cost, membership or other projections reflected in our Insurance Exchange product pricing or that we will receive any payments under the risk corridors or any other federal risk adjustment mechanism with respect to our Public Exchange membership. For example, in October 2015, HHS announced that Health Care Reform risk corridor receivables for the 2014 program year would only be funded at 12.6%. The risks related to the accuracy of projections reflected in our pricing are magnified by adverse selection among individuals who require or utilize more expensive medical and/or other covered services (such as those who purchase coverage during special election periods) and legislation, regulations, enforcement activity and/or judicial decisions that cause Insurance Exchanges to operate in a manner different than what we projected in setting our Insurance Exchange product premium rates, such as ongoing initiatives in several states to require insurers to allow members to pay insurers less for certain high cost drugs than the amounts assumed in pricing of their Public Exchange products or situations where Health Care Reform co-op insolvencies may require us to take on Public Exchange membership that we did not anticipate or price for. In addition, the limited payments under the Health Care Reform risk corridor program for the 2014 program year may create instability in the marketplace for individual Commercial products in 2016 and going forward by, among other things, causing health plans to change or stop offering their Public Exchange products. For additional information on certain of the medical cost trend, pricing and economic conditions risks associated with our Insurance Exchange and other Health Care products, see “We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our operating results. We may not able to obtain appropriate pricing on new or renewal business”, beginning on page 63; and “We may not be able to obtain adequate premium rate increases, which would have an adverse effect on our revenues, medical benefit ratios and operating results and could magnify the adverse impact

Annual Report- Page 67

of increases in health care and other benefit costs and of Health Care Reform assessments, fees and taxes”, beginning on page 54.

The reserves we hold for expected claims are based on estimates that involve an extensive degree of judgment and are inherently variable. If actual claims exceed our estimates, our operating results could be materially adversely affected, and our ability to take timely corrective actions to limit future costs may be limited.

A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of such claims as well as claims that have been reported to us but not yet paid. We also must estimate the amount of rebates payable under Health Care Reform’s minimum MLR rules and the amounts payable by us to, and receivable by us from, the U.S. federal government under Health Care Reform’s premium stabilization programs.

Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience, but this estimation process also makes use of extensive judgment. Considerable variability is inherent in such estimates, and the accuracy of the estimates is highly sensitive to changes in medical claims submission and processing patterns and/or procedures, changes in membership and product mix, changes in the utilization of medical and/or other covered services, changes in medical cost trends, changes in our medical management practices and the introduction of new benefits and products. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. A worsening (or improvement) of health care cost trend rates or changes in claim payment patterns from those that we assumed in estimating health care costs payable at December 31, 2015 would cause these estimates to change in the near term, and such a change could be material.

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

The transition to ICD-10 occurred on October 1, 2015. Providers may use ICD-10 codes differently than they used ICD-9 codes in the past, which could result in lost revenues under risk adjustment. As a result of the transition to ICD-10, our results of operations, financial position and cash flows may be adversely affected.

Refer to our discussion of “Critical Accounting Estimates - Health Care Costs Payable” beginning on page 20 for more information.

Our medical membership remains concentrated in certain geographic areas and industries, exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.

Our medical membership remains concentrated in certain geographic areas in the United States and in certain industries. Unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas where our membership is concentrated could therefore have a disproportionately adverse effect on our operating results. Our membership has been and may continue to be affected by workforce reductions by our customers due to adverse and/or uncertain general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. As a result, we may not be able to profitably grow and diversify our membership geographically, by product type or by customer industry, and our revenue and operating results may be disproportionately affected by adverse changes affecting our customers.

Annual Report- Page 68

A change in our health care product mix may impact our profit margins.

Our health care products that involve greater potential risk generally tend to be more profitable than administrative services contract products. Individuals and small employer groups are more likely to purchase our higher-risk health care products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures. Typically, government-sponsored programs also involve our higher-risk health care products and have lower profit margins than our Insured Commercial products, and our membership is projected to shift towards higher revenue, higher MBR Government products in 2016. In 2014 and 2015, our products sold on the Public Exchanges were not profitable. A shift of enrollees from more profitable products to less profitable products could have a material adverse effect on our operating results.

Bids for non-Commercial business in our Health Care segment are increasingly subject to challenge, which may adversely affect contracts initially awarded to us and may result in increased costs.

We continue to increase our focus on the non-Commercial portion of our Health Care segment as part of our business diversification efforts. That portion of our business increased as a percentage of our total business due to the Coventry acquisition in 2013 and would significantly increase upon the closing of the Proposed Acquisition. We are seeking to substantially grow our Medicare, Medicaid and dual eligibles business over the next several years. In many instances, to acquire and retain our non-Commercial business, we must bid against our competitors in an increasingly competitive environment. Winning bids increasingly are being challenged successfully. In cases where our bid is successful, we may incur unreimbursed implementation and other costs to meet contractual deadlines even if we ultimately lose the challenge.

Extreme events, or the threat of extreme events, could materially increase our health care (including behavioral health), life insurance and disability costs and impact our business continuity. We cannot predict whether or when any such events will occur.

Nuclear, biological or other attacks, whether as a result of war or terrorism, other man-made disasters, natural disasters, epidemics, pandemics and other extreme events can affect the U.S. economy in general, our industry and us specifically. In particular, such extreme events or the threat of such extreme events could result in significant health care (including behavioral health), life insurance and disability costs, which would also be affected by the government’s actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be particularly exposed to these events. Such events could adversely affect our business, cash flows, and operating results, and, in the event of extreme circumstances, our financial position or viability.

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

We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from marketplace pressures brought about by public policy forces, Health Care Reform, Insurance Exchanges, customer demands, business consolidations, strategic alliances, new market entrants, legislative and regulatory changes and marketing practices. As a result of Health Care Reform, the declining number of commercially insured people and other factors, our ability to grow profitably through the sale of traditional Insured health care and related benefits products in the United States may be limited. In order to profitably grow our business in the future, we need to diversify the sources of our revenue and earnings and transform our business model, including through developing and expanding our consumer business, making investments in consumer engagement capabilities and

Annual Report- Page 69

our Healthagen technology and other services for health systems and provider organizations (including joint ventures, ACOs and collaborative provider networks), optimizing our business platforms and expanding internationally.

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

Our operating results depend in part on our ability to manage our general and administrative expenses to competitive levels while delivering improved customer, member and provider service and expanding our marketplace presence and accomplishing our strategic initiatives, including developing, operating and expanding our consumer business. Controlling general and administrative expenses is particularly important in our Health Care businesses that are subject to regulatory changes that may restrict our underwriting margins, such as minimum MLR requirements. We have significant fixed costs, and our ability to reduce variable costs in the short term is limited. We attempt to manage general and administrative expenses by, among other things, reducing the number of products we offer and controlling costs for salaries and related benefits, information technology and other general and administrative costs. However, we may not be successful in achieving the intended benefits of the cost-cutting initiatives we undertake. In addition, these cost saving measures may adversely affect our ability to implement Health Care Reform and other regulatory requirements, attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals, including profitable membership growth. Given the foregoing, we can provide no assurance that we will be able to manage our general and administrative expenses to competitive levels, which may reduce our membership, profitability and operating results and adversely affect our business and future growth potential.

We have experienced cyber attacks. We can provide no assurance that we will be able to detect, prevent or contain the effects of such attacks or other information security (including cybersecurity) risks or threats in the future.

We have experienced a variety of cyber attacks, and we expect to continue to experience cyber attacks going forward. Among other things, we have experienced automated attempts to gain access to our public facing networks, brute force, SYN flood and distributed denial of service attacks, attempted virus infections, mass reconnaissance attempts, malware or injection attempts, phishing, PHP injection and cross-site scripting. Although the impact of such attacks has not been material to our operations or results of operations through December 31, 2015, we can provide no assurance that we will be able to detect, prevent or contain the effects of such attacks or other information security (including cybersecurity) risks or threats in the future. As we expand our Healthagen® business, including through our growth of ACS, Medicity, and ActiveHealth, increase the amount of information we make available to members, consumers and providers on mobile devices, expand our use of vendors, expand internationally and expand our use of social media, our exposure to these data security and related cybersecurity risks, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access to and/or disruption of our systems and the customer, member, provider, employee, ACO, joint venture, vendor and other third party information they contain, increases, and the cost of attempting to protect against these risks also increases.

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

Annual Report- Page 70

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

We have many different information and other technology systems supporting our businesses (including as a result of our Coventry, InterGlobal and bswift acquisitions), and we will add a significant number of new systems upon the completion of the Proposed Acquisition. Our businesses depend in large part on these systems to adequately price our products and services; accurately establish reserves, process claims and report financial results; and interact with providers, employer plan sponsors, members and vendors, including our PBM services suppliers, in an efficient and uninterrupted fashion. Certain of our technology systems (including software) are older, legacy systems that are less flexible, less efficient and require a significant ongoing commitment of capital and human resources to maintain, protect and enhance them and to integrate them with our other systems. We must re-engineer and reduce the number of these systems to meet changing consumer and vendor preferences and needs, improve our productivity and reduce our operating expenses. We also need to develop or acquire new technology systems or modify certain of our existing systems to support the consumer business we are developing, operating and seeking to expand and/or to meet current and developing industry and regulatory standards, including with regard to minimum MLR rebates, Public Exchanges, and other aspects of Health Care Reform, and Private Exchanges, and to keep pace with continuing changes in information processing technology and emerging cybersecurity risks and threats. If we fail to achieve these objectives, our ability to profitably grow our business and/or our operating results may be adversely affected.

Our business strategy involves providing customers with differentiated, easy to use, secure products and solutions that use information to meet customer needs. The types of technology and levels of service that are acceptable to customers and members today will not necessarily be acceptable in the future, requiring us to anticipate and meet marketplace demands for technology. Our success therefore is dependent in large part on our ability, within the context of a limited budget of human resources and capital and our existing business relationships, to timely secure, integrate, develop, redesign and enhance our technology systems that support our business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner. Integration of our acquisitions, including Coventry, increases, and integration of Humana following completion of the Proposed Acquisition would increase significantly, these challenges, and we may not be successful in integrating various systems in a timely or cost-effective manner.

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

Many of our businesses, processes and systems, both those we have acquired or will acquire, including Humana, and those we have developed or are developing, are not integrated, are complex or require disproportionate resources in order to work together effectively. Businesses, processes and systems that are excessively complex or are not effectively integrated may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors, reducing our flexibility and limiting our ability to react quickly to marketplace opportunities or changing circumstances. Accordingly, we must effectively and efficiently simplify and integrate these businesses, processes and systems to meet changing consumer and vendor needs and improve our productivity. This task is significantly more difficult when we pursue multiple transactions or other initiatives, such

Annual Report- Page 71

as significant acquisitions (including the Proposed Acquisition), strategic alliances, joint ventures and multi-year strategic projects (including developing, operating and seeking to expand our consumer business and implementing new provider support programs), simultaneously. Our existing business partnership relationships and a limited budget of human resources and capital present further challenges.

If we are unable to successfully simplify and integrate our businesses, processes and systems, including those from acquisitions (including the Proposed Acquisition), to realize anticipated economic and other benefits in a timely manner, it could result in substantial costs or delays and adversely affect our business, operations and operating results.

Sales of our products and services are dependent on our ability to attract and motivate internal sales personnel and independent third-party brokers, consultants and agents. We may be subject to penalties or other regulatory actions as a result of the marketing practices of brokers and agents selling our products.

Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently recommend and/or market health care benefits products of our competitors. Accordingly, we must compete intensely for their services and allegiance. Our sales could be adversely affected if we are unable to attract, retain or motivate sales personnel and third-party brokers, consultants and agents, or if we do not adequately provide support, training and education to this sales network regarding our complex product portfolio, or if our sales strategy is not appropriately aligned across distribution channels. This risk is heightened as we develop, operate and seek to expand our consumer business and our business model evolves to include a greater focus on consumers and direct-to-consumer sales, such as competing for sales on Insurance Exchanges.

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

As a large company operating in multiple complex industries and in many countries, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this “Forward Looking Information/ Risk Factors” discussion. We continue to devote resources to further develop and integrate our enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different segments, products (e.g., Insured vs. ASC), industries, customers and geographies, can adversely affect our operating results, our ability to retain or grow business, or, in the event of extreme circumstances, our financial position or business operations.

We also face other risks that could adversely affect our business, operating results or financial position, which include:

•
Health care benefits provider fraud that is not prevented or detected and impacts our medical cost trends or those of our self-insured customers. In addition, in an adverse and/or uncertain economic environment, whether in the United States or abroad, our businesses may see increased fraudulent claims volume, which may lead to additional costs because of an increase in disputed claims and litigation;

Annual Report- Page 72

•
Assessments under guaranty fund laws for obligations of insolvent insurance companies (including Penn Treaty Network America Insurance Company and one of its subsidiaries), HMOs, Health Care Reform co‑ops and other payors to policyholders and claimants;

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

Risks Related to Customer Perceptions of our Products and Services

In order to be competitive in the growing marketplace for direct-to-consumer sales and on public and private health insurance exchanges, we will need to develop our consumer business and make investments in consumer engagement, reduce our cost structure and face new competitors. If we are unsuccessful, our future growth and profitability may be adversely affected.

Historically, employers have been our most significant customers. Our direct-to-consumer sales have been limited, and our individual Health Care business has been small relative to the other businesses in our Health Care segment. We are developing and operating and seeking to expand our consumer business, and we are now competing for sales on Insurance Exchanges, which are projected to increase as a percentage of our Health Care business over time. To develop, operate and expand our consumer business and compete effectively on Insurance Exchanges, we will be required to develop or acquire the technology systems and tools and talent necessary to interact with Insurance Exchanges and engage individual consumers using Insurance Exchanges and social media, increase our focus on individual consumers and expand and improve our consumer-focused sales and marketing channels, customer interfaces, customer service and product offerings.

We also will have to respond to pricing and other actions taken by existing competitors and regulators as well as potentially disruptive new entrants which could reduce our profit margins. Due to the price transparency provided by Insurance Exchanges, when we market our individual and small group health insurance products we face competitive pressures from existing and new competitors (including our vendors) who have lower cost structures. Our competitors may bring their Insurance Exchange and other consumer products to market more quickly, have greater experience marketing to consumers and/or may be targeting the higher margin portions of our business. These risks may be enhanced if employers shift to defined contribution health care benefits plans and make greater utilization of Private Exchanges or encourage their employees to purchase health insurance on the Public Exchanges. We can provide no assurance that we will be able to develop or operate a successful or profitable consumer business or compete successfully or profitably on Public Exchanges or Private Exchanges or that we will be able to benefit from any opportunities presented by Public Exchanges or Private Exchanges. If we do not develop and expand a competitive and profitable consumer business, are not competitive on Insurance Exchanges or are unsuccessful in reducing our cost structure, our future growth and profitability may be adversely affected.

We may not be able to compete effectively in the HIT business and earn a profit. Our HIT business increases our risk of patent infringement and other intellectual property litigation and may become subject to significant regulation in the future.

With our 2014 acquisition of bswift, our 2011 acquisition of Medicity and our current focus on consumer engagement, ACOs, collaborative provider networks and optimizing our business platforms, we have increased our commitment to HIT products and solutions, a business that is rapidly changing and highly competitive. There is no assurance that we will be able to successfully adapt to changes to the HIT marketplace, or compete effectively and

Annual Report- Page 73

earn a profit in our HIT business. Our technology products and solutions may not operate as intended. Moreover, we may not have identified and mitigated, or be able to identify and mitigate, the significant risks of pursuing the HIT business, including the risk that we will be unable to protect our proprietary rights and the risks of patent infringement and other intellectual property litigation against us. Certain of our HIT products and/or solutions are subject to patent litigation, which is often associated with significant litigations costs, damages and/or injunctions.

In addition, although the HIT industry is not currently subject to significant regulation, we face an uncertain and rapidly evolving federal, state and international legislative and regulatory framework, and certain of our HIT products and/or solutions could be subject to FDA regulation. New legislation and/or regulations may make it difficult to achieve and maintain compliance and could adversely affect both our ability to compete in the HIT business and the operating results of our HIT business.

If we fail to develop new products, differentiate our products from those of our competitors or demonstrate the value of our products to our customers, our ability to retain or grow profitable membership may be adversely affected.

We operate in a rapidly evolving industry. Our customers generally, and our larger customers in particular, are well-informed and organized and, along with our individual customers, can easily move between us and our competitors. This requires us to differentiate our products and solutions, anticipate changes in customer and consumer preferences, anticipate and effectively compete with the products and solutions of new and existing competitors and innovate and deliver new and existing products and solutions that demonstrate value to our customers, particularly in response to marketplace changes from public policy. Differentiating our Insurance Exchange products is particularly challenging due to the standardization (for example, network adequacy and standardization of benefits requirements) of these products. Any failure to do so may adversely affect our ability to retain or grow profitable membership, which can adversely affect our operating results.

If we or our vendors fail to provide our customers with quality service that meets their expectations, our ability to retain and grow our membership will be adversely affected.

Our ability to attract and retain membership is dependent upon providing cost effective, quality customer service operations (such as call center operations, claim processing, outsourced PBM functions, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery, customer case installation and on-line access and tools) that meet or exceed our customers’ and members’ expectations. As we seek to reduce general and administrative expenses, we must balance the potential impact of cost-saving measures on our customer and other service and performance. If we misjudge the effects of such measures, customer and other service may be adversely affected. We depend on third parties for certain of our customer service, PBM and prescription delivery operations. For example, Caremark PCS Health L.L.C. (and its predecessors, collectively, “CVS”) and Express Scripts provide us with certain PBM services. If we or our vendors fail to provide service that meets our customers’ and members’ expectations, we may have difficulty retaining or growing profitable membership, which can adversely affect our operating results. For example, noncompliance with any privacy or security laws or regulations or any security breach involving one of our third party vendors could have a material adverse effect on our businesses, operating results and/or reputation.

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

Annual Report- Page 74

Risks Related to Our Relationships with Providers, Suppliers and Vendors

If we are unable to enter into collaborative risk-sharing agreements with health care providers on satisfactory terms, it may have an adverse effect on our ability to enhance our provider networks, contain our medical costs, grow our business and/or develop alternative sources of revenue and earnings.

We are seeking to enhance our health care provider networks by entering into collaborative risk-sharing arrangements, including joint ventures, with health care providers. Providers’ willingness to enter these arrangements with us depends upon, among other things, our ability to provide them with up to date quality of care data to support these value-based contracts. These arrangements are designed to give providers incentives to engage in population health management and optimize delivery of health care to our members. These arrangements also may allow us to expand into new geographies, target new customer groups, increase membership and reduce medical costs and, if we provide technology or other services to the relevant health system or provider organization, may contribute to our revenue and earnings from alternative sources. If such arrangements do not result in the lower medical costs that we project or if we fail to attract health care providers to such arrangements, or are less successful at implementing such arrangements than our competitors, our medical costs may not be competitive and may be higher than we project, our attractiveness to customers may be reduced, we may lose or be unable to grow membership, and our ability to profitably grow our business and/or our operating results may be adversely affected.

While we believe joint ventures, ACOs and other non-traditional health care provider organizational structures present opportunities for us, the implementation of our ACS and ACO strategies may not achieve the intended results, which could adversely affect our operating results and cash flows.

Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors.

Hospitals and other provider and health systems continue to consolidate across the industry. While this consolidation is expected to increase efficiency and has the potential to improve the delivery of health care services, it may also reduce competition and the number of potential contracting parties in certain locations. These health systems are also increasingly considering forming health plans to directly offer health insurance in competition with us, a process that has been accelerated by Health Care Reform, including Insurance Exchanges. In addition, ACOs (including commercial and Medicaid-only ACOs developed as a result of state Medicaid laws), practice management companies, consolidation among and by integrated health systems and other changes in the organizational structures that physicians, hospitals and other health care providers adopt may change the way these providers interact with us and may change the competitive landscape in which we operate. These changes may increase our medical and other covered benefits costs, may affect the way we price our products and services and estimate our medical and other covered benefits costs and may require us to change our operations, including by withdrawing from certain geographies where we do not have a significant presence or are unable to collaborate or contract with providers on acceptable terms. Each of these changes may adversely affect our business and operating results.

Our operating results may be adversely affected if we are unable to contract with providers on competitive terms and develop and maintain attractive networks with high quality providers.

Our operating results are dependent in part upon our ability simultaneously to contract competitively with and develop and maintain favorable relationships with hospitals, physicians, pharmaceutical benefit management service providers, pharmaceutical manufacturers and other health care benefits providers. Our relationships with providers are affected by the rates we pay them for services rendered to our members (including financial incentives to deliver quality services in a cost-effective manner), by our business practices and processes, by our acquisitions and proposed acquisitions (including the Proposed Acquisition), and by our provider payment and other provider relations practices (including whether we include providers in the various provider network options we make available to our customers). Our relationships with providers are also affected by factors that impact these providers, but are not directly related to us, such as consolidations and strategic relationships among providers and/

Annual Report- Page 75

or among our competitors, changes in Medicare and/or Medicaid reimbursement levels to health care providers (including reductions due to the ATRA and sequestration), and increasing revenue and other financial pressures on providers, including ongoing reductions by CMS and state governments (including reductions due to the ATRA and sequestration) in amounts payable to providers, particularly hospitals, for services provided to Medicare and Medicaid enrollees.

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

The failure to maintain or to secure new cost-effective health care provider contracts, including as a result of our efforts to integrate our provider networks following the completion of the Proposed Acquisition, may result in a loss of or inability to grow membership, higher health care or other benefits costs (which we may not be able to reflect in our pricing due to rate reviews or other factors), health care provider network disruptions, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

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

Certain of these matters are described in more detail in “Litigation and Regulatory Proceedings” in Note 19 of Notes to Consolidated Financial Statements beginning on page 139.

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

Annual Report- Page 76

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

In particular, we have entered into agreements with our PBM services suppliers to provide us and certain of our customers and members with certain PBM services. If our PBM agreement with CVS or our agreements with our other PBM services supplier were to terminate for any reason or one of our PBM services supplier’s ability to perform their respective obligations under their agreements with us were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of our PBM agreement with CVS or our other agreements for PBM services (including projected operating efficiencies), and we may not be able to meet the full demands of our customers, any of which could have a material adverse effect on our business, reputation and/or operating results.

Risks Related to Our Acquisitions and International Operations

We expect to continue to pursue acquisitions and other inorganic growth opportunities, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing business, be dilutive or lead us to assume significant debt, among other things.

We completed the bswift and InterGlobal group acquisitions in 2014 and the Coventry acquisition in 2013 and currently expect to complete the Proposed Acquisition in the second half of 2016. We expect to continue to pursue acquisitions, joint ventures, strategic alliances and other inorganic growth opportunities as part of our growth strategy. In addition to integration risks, some other risks we face with respect to acquisitions and other inorganic growth strategies include:

•	We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies;

•	The acquired and/or joint venture businesses may not perform as projected;

•	The goodwill or other intangible assets established as a result of our acquisitions may be incorrectly valued or may become non-recoverable;

•	We may not obtain the projected synergies as we integrate the acquired businesses (including Humana following the completion of the Proposed Acquisition);

•	We may assume unanticipated liabilities, including those that were not disclosed to us or which we underestimated;

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

•
We will incur significant debt to complete the Proposed Acquisition and may incur significant debt in connection with other acquisitions (whether to finance acquisitions or by assuming debt from the businesses we acquire);

•
We may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of companies we acquire, which may be difficult or impossible to accomplish;

Annual Report- Page 77

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

•
We may be involved in litigation related to mergers or acquisitions, including for matters which occurred prior to the applicable closing, which may be costly to defend and may result in adverse rulings against us that could be material.

We expect joint ventures to be a critical part of our business model transformation and inorganic growth strategies. Joint ventures present risks that are different from acquisitions, including selection of appropriate joint venture parties, initial and ongoing governance of the joint venture, growing the joint venture’s business in a manner acceptable to all the parties, maintaining positive relationships among the joint venture parties and the customer, and member and business disruption that may occur upon joint venture termination.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, including through our 2014 acquisition of InterGlobal, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific customer and member preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with, the privacy laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the United States (including the FCPA) and the United Kingdom (including the Bribery Act 2010) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and management, financial and other resources over a number of years before any significant revenues or profits are generated. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business, and significant reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes, and must have effective change management processes and internal controls in place to address changes in our business and operations. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our business, operating results, financial position, reputation and/or long-term growth.

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

Annual Report- Page 78

Our exposure to all of the above risks is expected to increase as we seek to grow our foreign operations over the next several years.

Financial Risks

We would be adversely affected if we do not effectively deploy our capital. Downgrades or potential downgrades in our credit ratings, should they occur, could adversely affect our reputation, business, cash flows, financial position and operating results.

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

Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Among other things, our ratings may be affected by the assumption and/or issuance of debt in connection with an acquisition. For example, following the announcement of the Proposed Acquisition in July 2015, each of Standard & Poor’s, A.M. Best, Fitch and Moody’s placed certain of our debt, financial strength and other credit ratings under review for possible downgrade. Downgrades or potential downgrades in our ratings, should they occur, could adversely affect our reputation, business, cash flows, financial position and operating results. For additional information on this risk, see “Our indebtedness following completion of the Proposed Acquisition will be substantially greater than our indebtedness on a stand-alone basis and greater than the combined indebtedness of Aetna and Humana existing prior to the transaction. This increased level of indebtedness could adversely affect us, including by decreasing our business flexibility, and will increase our borrowing costs. Downgrades in our rating could adversely affect our businesses, cash flows, financial position, and operating results” beginning on page 49.

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

Annual Report- Page 79

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

Our investments that have exposure to the oil and gas industry are experiencing varied degrees of financial strains in the current depressed oil and gas price environment. The likelihood of our investment portfolio incurring realized capital losses on these exposures may increase if such depressed prices persist and/or decline further.

Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit and counterparty exposures, a failure to adequately do so could adversely affect our net income and our financial position and, in extreme circumstances, our cash flows.

Our pension plan expenses are affected by general financial market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.

We have pension plans that cover a large number of current employees and retirees. Even though our employees stopped earning future pension service credits in the Aetna Pension Plan effective December 31, 2010, the Aetna Pension Plan continues to operate. Therefore, unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial position by significantly increasing our pension plan expense and obligations.

Annual Report- Page 80

Selected Financial Data

	For the Years Ended December 31,
(Millions, except per common share data)	2015	2014	2013	2012	2011
Total revenue	$60,336.5	$58,003.2	$47,294.6	$36,599.8	$33,782.2
Net income attributable to Aetna	2,390.2	2,040.8	1,913.6	1,657.9	1,985.7
Net realized capital (losses) gains, net of tax	(42.4)	51.9	(6.8)	71.0	109.1
Total assets	53,424.1	53,402.1	49,764.8	41,387.5	38,593.1
Short-term debt	—	500.0	—	—	425.9
Long-term debt	7,828.0	8,081.3	8,252.6	6,481.3	3,977.7
Total Aetna shareholders’ equity	16,114.3	14,482.6	14,025.5	10,405.8	10,120.2

Per common share data:
Cumulative annual dividends declared (1)	$1.00	$.925	$.825	$.725	$.625
Net income attributable to Aetna:
Basic	6.84	5.74	5.38	4.87	5.33
Diluted	6.78	5.68	5.33	4.81	5.22

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

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties regarding our future financial position and results of operations. We acquired Coventry Health Care, Inc. (“Coventry”) in May 2013, which impacts the comparability of financial results for the years ended December 31, 2015, 2014 and 2013 to prior periods.

Annual Report- Page 81

Consolidated Statements of Income

	For the Years Ended December 31,
(Millions, except per common share data)	2015	2014	2013
Revenue:
Health care premiums	$51,618.1	$49,562.2	$39,659.7
Other premiums	2,170.7	2,186.3	2,077.9
Group annuity contract conversion premium	—	—	99.0
Fees and other revenue (1)	5,695.8	5,228.4	4,550.5
Net investment income	916.4	945.9	916.3
Net realized capital (losses) gains	(64.5)	80.4	(8.8)
Total revenue	60,336.5	58,003.2	47,294.6
Benefits and expenses:
Health care costs (2)	41,712.0	40,746.7	32,896.0
Current and future benefits	2,120.6	2,165.0	2,251.4
Benefit expense on group annuity contract conversions	—	—	99.0
Operating expenses:
Selling expenses	1,611.1	1,653.0	1,348.6
General and administrative expenses	10,038.2	9,184.7	7,296.8
Total operating expenses	11,649.3	10,837.7	8,645.4
Interest expense	363.6	329.3	333.7
Amortization of other acquired intangible assets	255.4	243.4	214.6
Loss on early extinguishment of long-term debt	—	181.2	—
Reduction of reserve for anticipated future losses
on discontinued products	—	—	(86.0)
Total benefits and expenses	56,100.9	54,503.3	44,354.1
Income before income taxes	4,235.6	3,499.9	2,940.5
Income taxes	1,841.0	1,454.7	1,028.6
Net income including non-controlling interests	2,394.6	2,045.2	1,911.9
Less: Net income (loss) attributable to non-controlling interests	4.4	4.4	(1.7)
Net income attributable to Aetna	$2,390.2	$2,040.8	$1,913.6
Earnings per common share:
Basic	$6.84	$5.74	$5.38
Diluted	$6.78	$5.68	$5.33

(1)
Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $112 million, $102 million and $86 million (net of pharmaceutical and processing costs of $1.3 billion, $1.3 billion and $1.1 billion) for 2015, 2014 and 2013, respectively.

(2)
Health care costs have been reduced by Insured member co-payments related to our mail order and specialty pharmacy operations of $117 million, $107 million and $110 million for 2015, 2014 and 2013, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 82

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(Millions)	2015	2014	2013
Net income including non-controlling interests	$2,394.6	$2,045.2	$1,911.9
Other comprehensive income (loss), net of tax:
Previously impaired debt securities: (1)
Net unrealized (losses) gains
($(69.4), $1.4 and $(72.6) pretax)	(45.1)	.9	(47.2)
Less: reclassification of (losses) gains to earnings
($(44.4), $.3 and $(37.1) pretax)	(28.9)	.2	(24.1)
Total previously impaired debt securities (1)	(16.2)	.7	(23.1)
All other securities:
Net unrealized (losses) gains
($(489.7), $364.5 and $(803.2) pretax)	(318.3)	236.9	(522.1)
Less: reclassification of losses to earnings
($(96.5), $(6.6) and $(36.5) pretax)	(62.7)	(4.3)	(23.7)
Total all other securities	(255.6)	241.2	(498.4)
Foreign currency and derivatives:
Net unrealized (losses) gains
($(26.0), $(90.2) and $40.6 pretax)	(16.9)	(58.6)	26.4
Less: reclassification of (losses) gains to earnings
($(5.8), $4.2 and $(5.4) pretax)	(3.8)	2.7	(3.5)
Total foreign currency and derivatives	(13.1)	(61.3)	29.9
Pension and other postretirement employee benefit (“OPEB”) plans:
Unrealized net actuarial gains (losses) arising during the period
($41.4, $(739.4) and $869.3 pretax)	26.9	(480.6)	565.1
Less: Pension settlement charge (2)
($(111.6) pretax)	—	(72.5)	—
Less: Amortization of net actuarial losses
($(64.1), $(47.6) and $(77.7) pretax)	(41.7)	(31.0)	(50.5)
Less: Amortization of prior service credit
($4.1, $4.0 and $4.1 pretax)	2.7	2.7	2.7
Total pension and OPEB plans	65.9	(379.8)	612.9
Other comprehensive (loss) income	(219.0)	(199.2)	121.3
Comprehensive income including non-controlling interests	2,175.6	1,846.0	2,033.2
Less: Comprehensive income (loss) attributable to non-controlling interests	4.4	4.4	(1.7)
Comprehensive income attributable to Aetna	$2,171.2	$1,841.6	$2,034.9

(1)
Represents unrealized (losses) gains on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired debt security.

(2)
During 2014, we recorded a non-cash pension settlement charge of $72.5 million ($111.6 million pretax) in connection with our tax-qualified noncontributory defined benefit pension plan (the “Aetna Pension Plan”). We did not record any non-cash pension settlement charges during 2015 or 2013. Refer to Note 12 beginning on page 118 for additional information on the pension settlement charge.

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 83

Consolidated Balance Sheets

	At December 31,
(Millions)	2015	2014
Assets:
Current assets:
Cash and cash equivalents	$2,524.3	$1,420.4
Investments	3,014.8	2,595.2
Premiums receivable, net	1,753.1	1,623.0
Other receivables, net	2,443.2	2,065.9
Accrued investment income	227.7	223.9
Collateral received under securities lending agreements	—	826.9
Income taxes receivable	260.4	372.7
Deferred income taxes	—	443.0
Other current assets	2,515.0	2,193.0
Total current assets	12,738.5	11,764.0
Long-term investments	21,664.8	22,193.9
Reinsurance recoverables	723.9	751.4
Goodwill	10,636.8	10,613.2
Other acquired intangible assets, net	1,688.3	1,948.3
Property and equipment, net	629.7	669.8
Other long-term assets	1,307.0	1,130.0
Separate Accounts assets	4,035.1	4,331.5
Total assets	$53,424.1	$53,402.1

Liabilities and shareholders’ equity:
Current liabilities:
Health care costs payable	$6,305.7	$5,621.1
Future policy benefits	671.8	705.9
Unpaid claims	772.3	745.3
Unearned premiums	549.2	519.5
Policyholders’ funds	2,262.5	1,984.5
Collateral payable under securities lending and repurchase agreements	—	1,028.6
Short-term debt	—	500.0
Current portion of long-term debt	—	229.3
Accrued expenses and other current liabilities	4,920.0	4,022.3
Total current liabilities	15,481.5	15,356.5
Future policy benefits	6,268.2	6,427.4
Unpaid claims	1,655.6	1,650.6
Policyholders’ funds	885.6	1,163.2
Long-term debt, less current portion	7,828.0	7,852.0
Deferred income taxes	177.4	867.5
Other long-term liabilities	914.1	1,201.6
Separate Accounts liabilities	4,035.1	4,331.5
Total liabilities	37,245.5	38,850.3
Commitments and contingencies (Note 19)
Shareholders’ equity:
Common stock ($.01 par value; 2.5 billion shares authorized and 349.5 million shares issued and outstanding in 2015; 2.6 billion shares authorized and 349.8 million shares issued and
outstanding in 2014) and additional paid-in capital	4,647.2	4,542.2
Retained earnings	12,797.4	11,051.7
Accumulated other comprehensive loss	(1,330.3)	(1,111.3)
Total Aetna shareholders’ equity	16,114.3	14,482.6
Non-controlling interests	64.3	69.2
Total equity	16,178.6	14,551.8
Total liabilities and equity	$53,424.1	$53,402.1

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 84

Consolidated Statements of Shareholders’ Equity

		Attributable to Aetna
(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Aetna Shareholders’ Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2012	327.6	$1,095.3	$10,343.9	$(1,033.4)	$10,405.8	$23.4	$10,429.2
Net income (loss)	—	—	1,913.6	—	1,913.6	(1.7)	1,911.9
Other (decreases) increases in non-
controlling interest	—	(8.7)	—	—	(8.7)	31.0	22.3
Other comprehensive income (Note 10)	—	—	—	121.3	121.3	—	121.3
Common shares issued to
acquire Coventry	52.2	3,064.6	—	—	3,064.6	—	3,064.6
Common shares issued for benefit plans,
including tax benefits, net of
employee tax withholdings	5.4	231.2	—	—	231.2	—	231.2
Repurchases of common shares	(23.0)	(.2)	(1,407.5)	—	(1,407.7)	—	(1,407.7)
Dividends declared	—	—	(294.6)	—	(294.6)	—	(294.6)
Balance at December 31, 2013	362.2	4,382.2	10,555.4	(912.1)	14,025.5	52.7	14,078.2
Net income	—	—	2,040.8	—	2,040.8	4.4	2,045.2
Other increases in non-
controlling interest	—	—	—	—	—	12.1	12.1
Other comprehensive loss (Note 10)	—	—	—	(199.2)	(199.2)	—	(199.2)
Common shares issued for benefit plans,
including tax benefits, net of
employee tax withholdings	3.5	160.1	—	—	160.1	—	160.1
Repurchases of common shares	(15.9)	(.1)	(1,218.0)	—	(1,218.1)	—	(1,218.1)
Dividends declared	—	—	(326.5)	—	(326.5)	—	(326.5)
Balance at December 31, 2014	349.8	4,542.2	11,051.7	(1,111.3)	14,482.6	69.2	14,551.8
Net income	—	—	2,390.2	—	2,390.2	4.4	2,394.6
Other decreases in
non-controlling interest	—	—	—	—	—	(9.3)	(9.3)
Other comprehensive loss (Note 10)	—	—	—	(219.0)	(219.0)	—	(219.0)
Common shares issued for benefit plans,
including tax benefits, net of
employee tax withholdings	2.7	105.1	—	—	105.1	—	105.1
Repurchases of common shares	(3.0)	(.1)	(296.2)	—	(296.3)	—	(296.3)
Dividends declared	—	—	(348.3)	—	(348.3)	—	(348.3)
Balance at December 31, 2015	349.5	$4,647.2	$12,797.4	$(1,330.3)	$16,114.3	$64.3	$16,178.6

Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 85

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
(Millions)	2015	2014	2013
Cash flows from operating activities:
Net income including non-controlling interests	$2,394.6	$2,045.2	$1,911.9
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital losses (gains)	64.5	(80.4)	8.8
Depreciation and amortization	671.3	629.0	569.1
Debt fair value amortization	(30.1)	(53.2)	(39.4)
Equity in earnings of affiliates, net	(30.5)	(39.4)	(43.6)
Stock-based compensation expense	180.6	163.8	127.1
Reduction of reserve for anticipated future losses on discontinued products	—	—	(86.0)
Reversal of allowance and gain on sale of reinsurance recoverable	—	—	(49.4)
Amortization of net investment premium	84.2	71.6	58.5
Loss on early extinguishment of long-term debt	—	181.2	—
Pension settlement charge	—	111.6	—
Changes in assets and liabilities:
Accrued investment income	(3.8)	(12.8)	2.5
Premiums due and other receivables	(542.5)	(866.4)	(261.7)
Income taxes	30.6	(154.1)	52.0
Other assets and other liabilities	604.5	551.0	26.5
Health care and insurance liabilities	442.7	825.7	2.4
Net cash provided by operating activities	3,866.1	3,372.8	2,278.7
Cash flows from investing activities:
Proceeds from sales and maturities of investments	12,298.8	9,484.3	13,382.0
Cost of investments	(12,942.8)	(10,803.9)	(13,178.4)
Additions to property, equipment and software	(362.9)	(369.6)	(479.1)
Cash used for acquisitions, net of cash acquired	(20.6)	(440.5)	(1,644.3)
Net cash used for investing activities	(1,027.5)	(2,129.7)	(1,919.8)
Cash flows from financing activities:
Repayment of long-term debt	(228.8)	(1,797.8)	—
Issuance of long-term debt	—	1,482.4	—
Net (repayment) issuance of short-term debt	(500.0)	500.0	—
(Withdrawals) net of deposits and interest credited to investment contracts	(34.8)	1.7	(5.5)
Common shares issued under benefit plans, net	(143.2)	(60.3)	11.8
Stock-based compensation tax benefits	53.3	41.3	83.4
(Settlements) proceeds from repurchase agreements	(201.6)	201.6	—
Common shares repurchased	(296.3)	(1,218.1)	(1,407.7)
Dividends paid to shareholders	(348.7)	(320.6)	(278.7)
Collateral (paid) received on interest rate swaps	(25.3)	(77.3)	39.9
(Distributions) contributions, non-controlling interests	(9.3)	12.1	31.0
Net cash used for financing activities	(1,734.7)	(1,235.0)	(1,525.8)
Net increase (decrease) in cash and cash equivalents	1,103.9	8.1	(1,166.9)
Cash and cash equivalents, beginning of period	1,420.4	1,412.3	2,579.2
Cash and cash equivalents, end of period	$2,524.3	$1,420.4	$1,412.3
 Refer to accompanying Notes to Consolidated Financial Statements.

Annual Report- Page 86

Notes to Consolidated Financial Statements

1.	Organization

We conduct our operations in three business segments:

•
Health Care consists of medical, pharmacy benefit management services, dental, behavioral health and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract (“ASC”) assumes all or a majority of this risk) and emerging business products and services, such as Accountable Care Solutions, that complement and enhance our medical products. We also offer Medicare and Medicaid products and services and other medical products, such as medical management and data analytics services, medical stop loss insurance, workers’ compensation administrative services and products that provide access to our provider networks in select geographies.

•
Group Insurance primarily includes group life insurance and group disability products. Group life insurance products are offered on an Insured basis. Group disability products are offered to employers on both an Insured and an ASC basis. Group Insurance also includes long-term care products that were offered primarily on an Insured basis. We no longer solicit or accept new long-term care customers.

•
Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax-qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 21 beginning on page 146 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss attributable to Aetna, excluding net realized capital gains or losses and other items, if any). Refer to Note 20 beginning on page 143 for segment financial information.

On May 7, 2013 (the “Coventry Acquisition Date”), we completed the acquisition of Coventry Health Care, Inc. (“Coventry”) in a transaction valued at approximately $8.7 billion, including the fair value of Coventry’s outstanding debt. Refer to Note 3 beginning on page 99 for additional information.

Annual Report- Page 87

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally-accepted accounting principles (“GAAP”) and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose other than as disclosed in Notes 15, 16 and 18 beginning on pages 131, 135 and 137, respectively.

Reclassifications
Certain reclassifications were made to 2013 and 2014 financial information to conform with 2015 presentation.

New Accounting Standards
Accounting for Investments in Qualified Affordable Housing Projects
Effective January 1, 2015, we were permitted to make an accounting policy election to adopt new accounting guidance relating to the recognition of amortization of investments in qualified affordable housing projects. The guidance sets forth a new method of measurement, referred to as the proportional amortization method, under which income and expense items related to qualified affordable housing projects would be recorded in the income taxes line item. We did not make the accounting policy election to adopt this new accounting guidance.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity
Effective January 1, 2015, we adopted amended accounting guidance related to when an entity reports a discontinued operation in its financial position and operating results.  The guidance clarifies that a discontinued operation is required to be reported if the disposal represents a significant shift that has (or will have) a major effect on an entity’s operations and financial results when a component of an entity or a group of components of an entity are either classified as held for sale or are disposed of by sale.  The amendments also require additional disclosures about discontinued operations. We did not discontinue any operations during 2015.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures
Effective January 1, 2015, we adopted new accounting guidance related to the accounting for repurchase-to-maturity transactions and repurchase financing arrangements. This guidance aligns the accounting for repurchase-to-maturity transactions and repurchase agreements executed as repurchase financings with other typical repurchase agreements, resulting in these transactions generally being accounted for as secured borrowings. The adoption of this new guidance had no impact on our financial position or operating results. The guidance also required additional disclosures about repurchase agreements and other similar transactions accounted for as secured borrowings, which we adopted effective April 1, 2015. Refer to Note 11 beginning on page 111 for additional information on these disclosures.

Balance Sheet Classification of Deferred Taxes
Effective December 31, 2015, we elected to early adopt new accounting guidance related to the classification of deferred income tax assets and liabilities on a prospective basis and did not adjust our 2014 balance sheet for this guidance. To simplify the presentation of deferred income taxes, the guidance requires that all deferred tax assets and liabilities be classified as noncurrent in our balance sheet. The adoption of this new guidance did not have any impact on our operating results.

Future Application of Accounting Standards
Revenue from Contracts with Customers
Effective January 1, 2018, we will adopt new accounting guidance related to revenue recognition from contracts with customers. This new guidance removes most industry-specific revenue recognition requirements (insurance contracts are not covered by this guidance) and requires that an entity recognize revenue for the transfer of goods or services to a customer at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosures regarding the nature,

Annual Report- Page 88

amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new guidance allows an entity to adopt the standard either through a full retrospective approach or a modified retrospective approach with a cumulative effect adjustment to retained earnings. Early adoption of this new guidance is permitted as of January 1, 2017. We are still assessing the impact of this standard on our financial position and operating results in addition to evaluating the transition method we will use when we adopt this standard.

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period
Effective January 1, 2016, we adopted new accounting guidance related to the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. This guidance clarifies that awards with these provisions should be treated as performance conditions that affect vesting, and do not impact the award’s estimated grant-date fair value. The adoption of this new guidance will not have an impact on our financial position or operating results.

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

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity
Effective January 1, 2016, we adopted amended accounting guidance related to the approach used in determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or equity. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items
Effective January 1, 2016, we adopted amended accounting guidance related to the presentation of extraordinary items. The amendment eliminates the concept of extraordinary items which represent events that are both unusual and infrequent. Presentation and disclosure of items that are unusual or infrequent will be retained, and will be expanded to include items that are both unusual and infrequent. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

Amendments to the Consolidation Analysis
Effective January 1, 2016, adopted amended accounting guidance related to the evaluation of consolidation for certain legal entities. The amendment changes how a reporting entity assesses consolidation, including whether an entity is considered a variable interest entity, determination of the primary beneficiary and how related parties are considered in the analysis. We expect the adoption of this new guidance to require more of our other investments to be considered variable interest entities; however, it is not expected to have a material impact on our financial position or operating results.

Simplifying the Presentation of Debt Issuance Costs
Effective January 1, 2016, we adopted amended accounting guidance related to the financial statement presentation of all debt issuance costs, including those related to line-of-credit arrangements. The amendment requires debt issuance costs to be presented as a direct deduction from the carrying amount of our debt liability, consistent with the approach used for debt discounts. Entities also may make an accounting policy election to report debt issuance costs associated with line-of-credit arrangements as a direct deduction from the carrying amount of the debt liability or as an asset. Amortization of debt issuance costs will also be reported in the Statements of Income as interest expense, as opposed to general and administrative expenses. This new guidance must be applied on a full retrospective basis, with all prior periods restated for the new presentation. The adoption of this new guidance will require certain reclassifications in our financial statements and is not expected to have a material impact on our financial position or operating results.

Annual Report- Page 89

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement
Effective January 1, 2016, we adopted amended accounting guidance related to the evaluation of fees paid by a customer in a cloud computing arrangement. The amendment provides additional guidance that aids in determining whether a cloud computing arrangement contains a software license. Arrangements that do not contain a software license must be accounted for as a service contract. If a software license is included in the cloud computing arrangement, the license element must be accounted for consistent with the acquisition of a software license. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
Effective January 1, 2016, we adopted amended accounting guidance related to the presentation of investments in certain entities that calculate net asset value per share. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This new guidance is applicable to certain of our investments that reside in our separate accounts and employee benefit plans. The adoption of this new guidance will not have a material impact on our financial position or operating results.

Disclosures about Short-Duration Insurance Contracts
Effective December 31, 2016, we will adopt amended accounting guidance related to the disclosure of short-duration insurance contracts. The amendment requires insurance companies that issue short-duration contracts to include additional disclosures about those insurance liabilities, including disaggregation of certain disclosures, as appropriate. Early adoption of this new guidance is permitted. The adoption of this new guidance will not have a material impact on our financial position or operating results, however, the new guidance will require additional disclosure for our short-duration insurance liabilities that reside in our Health Care and Group Insurance segments.

Simplifying the Accounting for Measurement-Period Adjustments
Effective January 1, 2016, we adopted amended accounting guidance related to the recognition of adjustments to provisional amounts that are identified during the measurement period in a business combination. The amended guidance eliminates the requirement to retrospectively account for measurement-period adjustments as part of a business combination and permits them to be recognized in the period in which the adjustment was determined. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

Recognition and Measurement of Financial Assets and Financial Liabilities
Effective January 1, 2018, we will adopt amended accounting guidance related to the recognition and measurement of financial assets and financial liabilities. Under the amended guidance, all equity investments in unconsolidated entities will be measured at fair value with changes in fair value recognized in net income. A reporting entity may elect to report equity investments without a readily determinable fair value at cost. The new guidance also revises certain disclosures regarding financial assets and liabilities. The adoption of this new guidance is not expected to have a material impact on our financial position or operating results.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement employee benefit plans, other-than-temporary impairment of debt securities, revenue recognition, accounting for certain provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (as amended, collectively, “Health Care Reform” or the “ACA”) and allowance for estimated terminations and uncollectible accounts. We use information available to us at the time estimates are made; however, these estimates

Annual Report- Page 90

could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on-hand and debt securities with an original maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our balance sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 11 beginning on page 111 for additional information on how we estimate the fair value of these investments. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in the fair value of a debt security is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in our operating results, and the amount of the non-credit related component is included in other comprehensive income, unless we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security prior to its anticipated recovery of its amortized cost basis. We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

We lend certain debt and equity securities from our investment portfolio to other institutions for short periods of time using securities lending transactions and repurchase agreements. In connection with our securities lending program, we have exposure to interest rate risk on the changes in the value of our investments pledged as collateral as well as to credit risk of the borrowers. Under securities lending transactions, borrowers must post cash collateral in the amount of 102% to 105% of the fair value of the loaned securities, and the fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates. We review and approve all borrowers and assign a dollar limit on the amount each borrower can have outstanding. We also monitor our exposure to each borrower daily. Under securities lending transactions, the collateral is retained and invested by a lending agent according to our investment guidelines to generate additional income for us. We primarily utilize repurchase agreements for short-term borrowings to meet liquidity needs. Under repurchase agreements, we receive cash in an amount that approximates the fair value of our collateralized debt securities.

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

The impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio.  We would establish an additional allowance for loan losses if it were probable that there would be a credit loss on a group of similar mortgage loans.  We consider the following characteristics and risk factors

Annual Report- Page 91

when evaluating if a credit loss is probable:  loan to value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition. As a result of that evaluation, we determined that a credit loss was not probable and did not record any additional allowance for loan losses with respect to performing mortgage loans in 2015, 2014 or 2013.

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

•
Derivatives, which we make limited use of in order to manage interest rate, foreign exchange and price risk and credit exposure. The derivatives we use consist primarily of interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options, and credit default swaps. Derivatives are reflected at fair value on our balance sheets. When we enter into a derivative contract, if certain criteria are met, we may designate it as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.

Net Investment Income and Realized Capital Gains and Losses
Net investment income on investments supporting Health Care and Group Insurance liabilities and Large Case Pensions products (other than experience-rated and discontinued products) are reflected in our operating results.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance on experience-rated products is allocated to contract holders’ accounts daily, based on the underlying investment experience and, therefore, does not impact our operating results (as long as our minimum guarantees are not triggered).

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these discontinued products and segregated the related investments. Investment

Annual Report- Page 92

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

Realized capital gains and losses on investments supporting Large Case Pensions’ experience-rated and discontinued products are not included in realized capital gains and losses in our statements of income and instead are credited directly to contract holders’ accounts, in the case of experience-rated products, or allocated to the reserve for anticipated future losses, in the case of discontinued products. The contract holders’ accounts are reflected in policyholders’ funds, and the reserve for anticipated future losses is reflected in future policy benefits on our balance sheets.

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

Refer to Note 21 beginning on page 146 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to reduce our required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2015, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

We enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products. We do not transfer any portion of the financial risk associated with our Commercial HMO products to third parties, except in areas where we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from unrelated insurance companies in the three years ended December 31, 2015, 2014 or 2013.

Refer to “Reinsurance” on page 97 for information about Health Care Reform’s temporary three-year reinsurance program which expires at the end of 2016.

Annual Report- Page 93

Goodwill
We have made acquisitions that included a significant amount of goodwill and other intangible assets. When we complete an acquisition, we apply the acquisition method of accounting, which among other things, requires the recognition of goodwill (which represents the excess cost of the acquisition over the fair value of net assets acquired and identified intangible assets).

We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Impairments, if any, would be classified as an operating expense. The fair value of each reporting unit substantially exceeded its carrying value in each of the years in the three-year period ended December 31, 2015, and therefore there were no goodwill impairment losses recognized in any of those years.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used discount rates that correspond to a weighted-average cost of capital consistent with a market-participant view. The discount rates are consistent with those used for investment decisions and take into account the operating plans and strategies of the Health Care and Group Insurance segments. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses, impacts of health care reform fees, assessments and taxes, and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At December 31, 2015 and 2014, the historical cost of property and equipment was $761 million and $807 million, respectively, and the related accumulated depreciation was $131 million and $137 million, respectively. Refer to Note 7 beginning on page 102 for cost and accumulated amortization associated with other acquired intangibles. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

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

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that the carrying value of an asset may not be recoverable, we group the asset with other assets and liabilities at the lowest level for which independent identifiable cash flows are available and estimate the future undiscounted cash flows expected to result from future use of the asset group and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset group, we recognize an impairment loss for the amount by which the carrying value of the asset group exceeds its fair value. There were no material impairment losses recognized in any of the three years ended December 31, 2015, 2014 or 2013.

Separate Accounts
Separate Accounts assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income and net realized capital gains and losses accrue directly to such contract holders.

Annual Report- Page 94

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

Health Care and Other Insurance Liabilities
Health care costs payable
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care’s Insured Commercial, Medicare and Medicaid products. Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date (collectively, “IBNR”). Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in these estimates in health care costs in our operating results in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the medical services provided to the member. Approximately four percent of our health care costs related to capitated arrangements in 2015, and approximately five percent of our health care costs related to capitated arrangements in each of 2014 and 2013. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from .8% to 11.3% in both 2015 and 2014. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2015 and 2014. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and life insurance waiver of premium contracts. The discounted unpaid claim liabilities were approximately $2.0 billion at both December 31, 2015 and 2014. The undiscounted value of these unpaid claim liabilities was approximately $2.7 billion at both December 31, 2015 and 2014. The discount rates generally reflect our expected investment returns for the investments supporting all incurral years of these liabilities and ranged from 3.5% to 6.0% in 2015 and 3.0% to 6.0% in 2014. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment

Annual Report- Page 95

yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders’ funds
Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2015, interest rates for pension and annuity investment contracts ranged from 3.5% to 14.7%, and interest rates for group life and health contracts ranged from 0% to 2.7%. In 2014, interest rates for pension and annuity investment contracts ranged from 3.6% to 16.7%, and interest rates for group life and health contracts ranged from 0% to 2.8%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We also hold funds for health savings accounts (“HSAs”) on behalf of members associated with high deductible health plans. These amounts are held to pay for qualified health care expenses incurred by these members. The HSA balances were approximately $1.5 billion and $1.3 billion at December 31, 2015 and 2014, respectively, and are reflected in other current assets with a corresponding liability in policyholder funds.

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

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2015 or 2014.

Health Care Contract Acquisition Costs
Health care benefits products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred. At December 31, 2015 and 2014, the balance of our deferred acquisition costs was $305 million and $222 million, respectively, comprised primarily of commissions paid on our Medicare Supplement products. Deferred acquisition costs are amortized over the estimated life of the contracts.

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

The balance of the allowance for estimated terminations and uncollectible accounts on premiums receivable was $146 million and $141 million at December 31, 2015 and 2014, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectible accounts on other

Annual Report- Page 96

receivables was $20 million and $17 million at December 31, 2015 and 2014, respectively, and is reflected as a reduction of other receivables in our balance sheets.

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

Health Care Reform
We are participating in certain public health insurance exchanges established pursuant to Health Care Reform (“Public Exchanges”). Under regulations established by the U.S. Department of Health and Human Services (“HHS”), HHS pays us a portion of the premium (“Premium Subsidy”) and a portion of the health care costs (“Cost Sharing Subsidy”) for low-income individual Public Exchange members. In addition, HHS administers Health Care Reform’s Reinsurance, Risk Adjustment and Risk Corridor (the “3Rs”) risk management programs.

We recognize monthly premiums received from Public Exchange members and the Premium Subsidy as premium revenue ratably over the contract period. The Cost Sharing Subsidy offsets health care costs based on our estimate of the portion of claim costs incurred by our low income individual Public Exchange members that qualify for reimbursement by HHS. We record a liability or a receivable depending on whether qualifying health care costs incurred are less than or greater than the Cost Sharing Subsidy received to date.

Reinsurance
Health Care Reform established a temporary reinsurance program that expires at the end of 2016. Under this program, all issuers of major medical commercial insurance products and self-insured plan sponsors are required to contribute funding in amounts set by HHS. Funds collected will be utilized to reimburse issuers’ high claims costs incurred for qualified individual members. The expense related to this required funding is reflected in general and administrative expenses for all of our insurance products with the exception of products associated with qualified individual members; this expense for qualified individual members is reflected as a reduction of premium revenue. When annual claim costs incurred by our qualified individual members exceed a specified attachment point, we are entitled to certain reimbursements from this program. We record a receivable and offset health care costs to reflect our estimate of these recoveries.

Annual Report- Page 97

Risk Adjustment
Health Care Reform established a permanent risk adjustment program to transfer funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of our qualified plan members relative to the average risk of members of other qualified plans in comparable markets, we estimate our ultimate risk adjustment receivable or payable for the current calendar year and reflect the pro-rata year-to-date impact as an adjustment to our premium revenue.

Risk Corridor
Health Care Reform established a temporary risk sharing program, which expires at the end of 2016, for qualified individual and small group insurance plans. Under this program we make (or receive) a payment to (or from) HHS based on the ratio of allowable costs to target costs (as defined by Health Care Reform). We record a risk corridor receivable or payable as an adjustment to premium revenue on a pro-rata year-to-date basis based on our estimate of the ultimate risk sharing amount for the current calendar year.

We expect to perform an annual final reconciliation and settlement with HHS of the Cost Sharing Subsidy and 3Rs in each subsequent year, except for the final reconciliation and settlement of the 2014 Cost Sharing Subsidy which is also expected to occur in 2016.

Refer to Note 9 beginning on page 109 for additional information related to the 3Rs.

Accounting for the Medicare Part D Prescription Drug Program Plans (“PDPs”)
We were selected by the Centers for Medicare & Medicaid Services (“CMS”) to be a national provider of PDPs in all 50 states to both individuals and employer groups in 2015, 2014 and 2013. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk-sharing arrangement to limit our exposure to unexpected expenses.

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

Allocation of Operating Expenses
We allocate to the business segments centrally-incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and the financing components of our pension and other post-retirement employee benefit plan expense are not allocated to the reporting segments, since they are not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment financial information. Refer to Note 20 beginning on page 143 for additional information.

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

Annual Report- Page 98

Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible. Penalties and interest on our tax positions are classified as a component of our income tax provision.

3.	Acquisitions, Proposed Acquisition and Completed Disposition

Proposed Acquisition of Humana
On July 2, 2015, we entered into a definitive agreement (as it may be amended, the “Merger Agreement”) to acquire Humana Inc. (“Humana”) in a transaction valued at approximately $37 billion, based on the closing price of Aetna common shares on July 2, 2015, including the assumption of Humana debt and Humana cash and cash equivalents. Under the terms of the Merger Agreement, Humana stockholders will receive $125.00 in cash and 0.8375 Aetna common shares for each Humana share.

On October 19, 2015, Aetna and Humana each obtained the approval of their respective shareholders necessary for our proposed acquisition of Humana (the “Proposed Acquisition”).

The Proposed Acquisition remains subject to customary closing conditions, including the expiration of the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period and approvals of state departments of insurance and other regulators, and therefore has not been reflected in these financial statements.

Acquisition of bswift LLC
In November 2014, we acquired bswift LLC (“bswift”) for approximately $400 million. bswift provides a technology platform that offers a retail shopping experience for health insurance exchanges and employees nationwide, and provides benefit administration technology and services to employers. We recorded goodwill related to this transaction of $329 million, none of which will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment.

Acquisition of the InterGlobal Group
In April 2014, we acquired the InterGlobal group (“InterGlobal”), a company that specializes in international private medical insurance for groups and individuals in the Middle East, Asia, Africa and Europe. The purchase price was not material, and the goodwill related to this acquisition was assigned to our Health Care segment.

Acquisition of Coventry
On the Coventry Acquisition Date, we acquired Coventry in a transaction (the “Coventry Merger”) valued at approximately $8.7 billion, including the approximately $1.8 billion fair value of Coventry’s outstanding long-term debt.

Pro Forma Impact of the Acquisition of Coventry
The following table presents supplemental pro forma information for the year ended December 31, 2013, as if the Coventry Merger had occurred on January 1, 2013. The pro forma consolidated results are not necessarily indicative of what our consolidated results would have been had the Coventry Merger been completed on January 1, 2013. In addition, the pro forma consolidated results do not purport to project the future results of the combined company nor do they reflect the expected realization of any cost savings associated with the Coventry Merger.

(Millions, except per common share data)	2013
Total revenue	$52,089.3
Net income attributable to Aetna	2,144.6
Earnings per share:
Basic	5.75
Diluted	5.69

Annual Report- Page 99

The unaudited pro forma consolidated results for the year ended December 31, 2013 reflect the following pro forma adjustments:

•	Elimination of intercompany transactions between Aetna and Coventry, primarily related to network rental fees.

•	Foregone interest income associated with cash and cash equivalents and investments assumed to have been used to partially fund the Coventry Merger.

•	Foregone interest income associated with adjusting the amortized cost of Coventry’s investment portfolio to fair value as of the completion of the Coventry Merger.

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

•	Elimination of transaction-related costs incurred by Aetna and Coventry during 2013.

•	Adjustment of the above pro forma adjustments for the applicable tax impact.

•	Conforming adjustments to align Coventry’s presentation to Aetna’s accounting policies.

•
Elimination of revenue and directly identifiable costs related to the sale of Aetna’s Missouri Medicaid business, Missouri Care, Incorporated (“Missouri Care”), to WellCare Health Plans, Inc. on March 31, 2013.

Completed Disposition
In connection with the acquisition of Coventry, on March 31, 2013, we completed the sale of Missouri Care to WellCare Health Plans, Inc. The sale price was not material, and the transaction did not have a material impact on our financial position or operating results.

4.	Earnings Per Common Share

Basic earnings per common share (“EPS”) is computed by dividing net income attributable to Aetna by the weighted average number of common shares outstanding during the reporting period.  Diluted EPS is computed in a similar manner, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of our outstanding stock-based compensation awards, but only if the effect is dilutive.

The computations of basic and diluted EPS for 2015, 2014 and 2013 are as follows:

(Millions, except per common share data)	2015	2014	2013
Net income attributable to Aetna	$2,390.2	$2,040.8	$1,913.6
Weighted average shares used to compute basic EPS	349.3	355.5	355.4
Dilutive effect of outstanding stock-based compensation awards	3.3	3.6	3.8
Weighted average shares used to compute diluted EPS	352.6	359.1	359.2
Basic EPS	$6.84	$5.74	$5.38
Diluted EPS	$6.78	$5.68	$5.33

Annual Report- Page 100

The stock-based compensation awards excluded from the calculation of diluted EPS for 2015, 2014 and 2013 are as follows:

(Millions)	2015	2014	2013
Stock appreciation rights ("SARs") (1)	.5	.3	1.7
Other stock-based compensation awards (2)	.8	1.2	1.8

(1)	SARs are excluded from the calculation of diluted EPS if the exercise price is greater than the average market price of Aetna common shares during the period (i.e., the awards are anti-dilutive).

(2)
Performance stock units ("PSUs"), certain market stock units ("MSUs") with performance conditions, and performance stock appreciation rights ("PSARs") are excluded from the calculation of diluted EPS if all necessary performance conditions have not been satisfied at the end of the reporting period (refer to Note 13 beginning on page 126 for additional information about PSARs).

All outstanding stock options were included in the calculation of diluted EPS for 2014 and 2013. There were no stock options outstanding at December 31, 2015.

In connection with the May 7, 2013 acquisition of Coventry, we issued 52.2 million Aetna common shares in exchange for all the outstanding shares of Coventry common stock. Those Aetna common shares were outstanding, net of any subsequent share repurchases, and included in the calculation of weighted average shares used to compute basic EPS for each of the years in the two-year period ended December 31, 2015 and from the Coventry Acquisition Date through December 31, 2013 for the year ended December 31, 2013, and weighted accordingly.

5.	Operating Expenses

For 2015, 2014 and 2013, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2015	2014	2013
Selling expenses	$1,611.1	$1,653.0	$1,348.6
General and administrative expenses:
Salaries and related benefits	4,995.4	4,691.3	4,139.5
Other general and administrative expenses (1)	5,042.8	4,493.4	3,157.3
Total general and administrative expenses	10,038.2	9,184.7	7,296.8
Total operating expenses	$11,649.3	$10,837.7	$8,645.4

(1)
In 2015 and 2014, includes fees mandated by the ACA comprised primarily of the HIF of $856.8 million and $605.3 million, respectively, and our estimated contribution to the funding of the reinsurance program of $210.0 million and $335.5 million, respectively. Refer to Note 2 beginning on page 88 for additional information on fees mandated by the ACA.

Annual Report- Page 101

6.	Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2015, 2014 and 2013:

(Millions)	2015	2014	2013
Health care costs payable, beginning of the period	$5,621.1	$4,547.4	$2,992.5
Less: Reinsurance recoverables	5.8	8.5	3.8
Health care costs payable, beginning of the period, net	5,615.3	4,538.9	2,988.7
Acquisition of businesses	—	29.2	1,417.2
Add: Components of incurred health care costs
Current year	42,552.6	41,327.5	33,344.8
Prior years	(840.6)	(580.8)	(448.8)
Total incurred health care costs	41,712.0	40,746.7	32,896.0
Less: Claims paid
Current year	36,389.5	35,850.7	30,112.7
Prior years	4,636.2	3,848.8	2,608.0
Total claims paid	41,025.7	39,699.5	32,720.7
Disposition of business	—	—	(42.3)
Health care costs payable, end of period, net	6,301.6	5,615.3	4,538.9
Add: Reinsurance recoverables	4.1	5.8	8.5
Health care costs payable, end of the period	$6,305.7	$5,621.1	$4,547.4

Our estimates of prior years’ health care costs payable decreased in each of 2015, 2014 and 2013, respectively, because claims settled for amounts less than originally estimated, primarily due to lower health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. This development does not directly correspond to an increase in our current year operating results as these reductions were offset by estimated current period health care costs when we established our estimate of the current year health care costs payable.

The acquisition of Coventry resulted in a $1.4 billion increase in health care costs payable at the Coventry Acquisition Date, which significantly impacts the year-over-year comparability of changes in health care costs payable (refer to Note 3 beginning on page 99 for additional information).

7.	Goodwill and Other Acquired Intangible Assets

As discussed in Note 3, we completed the acquisitions of InterGlobal and bswift in 2014. In accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The change in goodwill in 2015 and 2014 is as follows:

(Millions)	2015	2014
Balance, beginning of the period	$10,613.2	$10,227.5
Goodwill acquired:
bswift	11.3	318.0
InterGlobal	—	67.7
Other	12.3	—
Balance, end of the period (1)	$10,636.8	$10,613.2

(1)	At both December 31, 2015 and 2014, $113 million was assigned to the Group Insurance segment, with the remainder assigned to the Health Care segment.

Annual Report- Page 102

Other acquired intangible assets at December 31, 2015 and 2014 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2015
Provider networks	$1,254.1	$632.3	$621.8	12-25	(1)
Customer lists	1,164.8	373.7	791.1	5-14	(1)
Value of business acquired	149.2	79.7	69.5	20	(2)
Technology	175.8	93.4	82.4	4-10
Other	10.2	3.4	6.8	2-15
Definite-lived trademarks	170.1	75.7	94.4	5-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$2,946.5	$1,258.2	$1,688.3
2014
Provider networks	$1,254.1	$570.4	$683.7	12-25	(1)
Customer lists	1,319.5	413.6	905.9	5-14	(1)
Value of business acquired	149.2	65.3	83.9	20	(2)
Technology	188.2	74.0	114.2	4-10
Other	10.5	2.7	7.8	2-15
Definite-lived trademarks	172.4	41.9	130.5	5-20
Indefinite-lived trademarks	22.3	—	22.3
Total other acquired intangible assets	$3,116.2	$1,167.9	$1,948.3

(1)
The amortization period for our provider networks and customer lists includes an assumption of renewal or extension of these arrangements.  At both December 31, 2015 and 2014, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years, and the period prior to the next renewal or extension for our customer lists was 1 year. Any costs related to the renewal or extension of these contracts are expensed as incurred.

(2) VOBA is being amortized over the expected life of the acquired contracts in proportion to estimated premium.

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)
2016	$246.9
2017	233.5
2018	197.4
2019	191.5
2020	179.9

8.	Investments

Total investments at December 31, 2015 and 2014 were as follows:

	2015			2014
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	$2,877.1	$18,445.9	$21,323.0	$2,463.8	$18,977.9	$21,441.7
Mortgage loans	126.9	1,426.8	1,553.7	124.2	1,438.0	1,562.2
Other investments	10.8	1,792.1	1,802.9	7.2	1,778.0	1,785.2
Total investments	$3,014.8	$21,664.8	$24,679.6	$2,595.2	$22,193.9	$24,789.1

We did not have any repurchase agreements outstanding at December 31, 2015. At December 31, 2014, $202 million of investments were pledged as collateral under repurchase agreements. At December 31, 2015 we did not have any investments pledged under securities lending agreements. At December 31, 2014, $798 million of investments were pledged under securities lending agreements.

Annual Report- Page 103

At December 31, 2015 and 2014, we held investments of $690 million and $778 million, respectively, related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. These investments are included in the total investments of our Large Case Pensions segment supporting non-experience-rated products. Although these investments are not accounted for as Separate Accounts assets, they are legally segregated and are not subject to claims that arise out of our business and only support our future policy benefits obligations under that group annuity contract. Refer to Notes 2 and 20 beginning on pages 88 and 143, respectively, for additional information.

Debt and Equity Securities
Debt and equity securities available for sale at December 31, 2015 and 2014 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2015
Debt securities:
U.S. government securities	$1,803.5	$68.8	$(.6)		$1,871.7
States, municipalities and political subdivisions	4,889.5	244.3	(9.3)		5,124.5
U.S. corporate securities	7,981.5	339.5	(146.6)		8,174.4
Foreign securities	2,910.2	148.3	(61.4)		2,997.1
Residential mortgage-backed securities	914.6	16.6	(6.3)		924.9
Commercial mortgage-backed securities	1,262.4	17.2	(9.0)	(1)	1,270.6
Other asset-backed securities	910.4	3.1	(19.2)	(1)	894.3
Redeemable preferred securities	33.0	11.5	—		44.5
Total debt securities	20,705.1	849.3	(252.4)		21,302.0
Equity securities	22.8	4.1	(5.9)		21.0
Total debt and equity securities (2)	$20,727.9	$853.4	$(258.3)		$21,323.0
December 31, 2014
Debt securities:
U.S. government securities	$1,301.2	$96.3	$(.6)		$1,396.9
States, municipalities and political subdivisions	4,540.0	277.2	(7.8)		4,809.4
U.S. corporate securities	8,033.2	606.8	(33.6)		8,606.4
Foreign securities	3,343.6	267.0	(18.3)		3,592.3
Residential mortgage-backed securities	902.7	28.9	(3.9)		927.7
Commercial mortgage-backed securities	1,324.6	52.8	(1.6)	(1)	1,375.8
Other asset-backed securities	644.7	5.8	(6.5)	(1)	644.0
Redeemable preferred securities	56.8	12.5	—		69.3
Total debt securities	20,146.8	1,347.3	(72.3)		21,421.8
Equity securities	23.3	.4	(3.8)		19.9
Total debt and equity securities (2)	$20,170.1	$1,347.7	$(76.1)		$21,441.7

(1)
At December 31, 2015 and 2014, we held securities for which we previously recognized $5.4 million and $18.6 million, respectively, of non-credit related impairments in accumulated other comprehensive loss. These securities had a net unrealized capital gain at December 31, 2015 and 2014 of $1.9 million and $3.6 million, respectively.

(2)
Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 21 beginning on page 146 for additional information on our accounting for discontinued products).  At December 31, 2015, debt and equity securities with a fair value of approximately $3.0 billion, gross unrealized capital gains of $208.7 million and gross unrealized capital losses of $68.0 million and, at December 31, 2014, debt and equity securities with a fair value of approximately $3.6 billion, gross unrealized capital gains of $391.3 million and gross unrealized capital losses of $16.7 million were included in total debt and equity securities, but support our experience-rated and discontinued products.  Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive income.

Annual Report- Page 104

The fair value of debt securities at December 31, 2015 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:
Less than one year	$1,080.2
One year through five years	6,181.2
After five years through ten years	5,410.2
Greater than ten years	5,540.6
Residential mortgage-backed securities	924.9
Commercial mortgage-backed securities	1,270.6
Other asset-backed securities	894.3
Total	$21,302.0

Mortgage-Backed and Other Asset-Backed Securities
All of our residential mortgage-backed securities at December 31, 2015 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the U.S. Government.  At December 31, 2015, our residential mortgage-backed securities had an average credit quality rating of AAA and a weighted average duration of 4.5 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the United States. Significant market observable inputs used to value these securities include loss severity and probability of default.  At December 31, 2015, these securities had an average credit quality rating of AA and a weighted average duration of 2.8 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables, home equity loans and commercial loans).  Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default.  At December 31, 2015, these securities had an average credit quality rating of AA- and a weighted average duration of 1.2 years.

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

Annual Report- Page 105

Summarized below are the debt and equity securities we held at December 31, 2015 and 2014 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total (1)
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2015
Debt securities:
U.S. government securities	$66.8	$.2	$12.6	$.4	$79.4	$.6
States, municipalities and political subdivisions	714.2	6.1	91.6	3.2	805.8	9.3
U.S. corporate securities	3,168.7	130.8	144.3	15.8	3,313.0	146.6
Foreign securities	1,102.4	50.4	89.2	11.0	1,191.6	61.4
Residential mortgage-backed securities	328.7	2.9	89.5	3.4	418.2	6.3
Commercial mortgage-backed securities	562.0	8.6	23.8	.4	585.8	9.0
Other asset-backed securities	653.5	15.6	67.1	3.6	720.6	19.2
Total debt securities	6,596.3	214.6	518.1	37.8	7,114.4	252.4
Equity securities	—	5.0	1.3	.9	1.3	5.9
Total debt and equity securities (1)	$6,596.3	$219.6	$519.4	$38.7	$7,115.7	$258.3
December 31, 2014
Debt securities:
U.S. government securities	$20.6	$.1	$19.8	$.5	$40.4	$.6
States, municipalities and political subdivisions	457.4	2.2	347.4	5.6	804.8	7.8
U.S. corporate securities	1,074.1	19.9	515.2	13.7	1,589.3	33.6
Foreign securities	540.0	12.8	148.0	5.5	688.0	18.3
Residential mortgage-backed securities	3.9	.1	166.9	3.8	170.8	3.9
Commercial mortgage-backed securities	181.5	.7	69.0	.9	250.5	1.6
Other asset-backed securities	373.1	6.1	21.3	.4	394.4	6.5
Redeemable preferred securities	3.0	—	—	—	3.0	—
Total debt securities	2,653.6	41.9	1,287.6	30.4	3,941.2	72.3
Equity securities	8.0	—	1.4	3.8	9.4	3.8
Total debt and equity securities (1)	$2,661.6	$41.9	$1,289.0	$34.2	$3,950.6	$76.1

(1)
At December 31, 2015 and 2014, debt and equity securities in an unrealized capital loss position of $68.0 million and $16.7 million, respectively, and with related fair value of $966.2 million and $402.7 million, respectively, related to experience-rated and discontinued products.

We reviewed the securities in the tables above and concluded that these are performing assets generating investment income to support the needs of our business.  In performing this review, we considered factors such as the quality of the investment security based on research performed by our internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery.  At December 31, 2015, we did not intend to sell these securities, and we did not believe it was more likely than not that we would be required to sell these securities prior to anticipated recovery of their amortized cost basis.

Annual Report- Page 106

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2015 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$—	$—	$258.9	$.8	$258.9	$.8
One year through five years	76.2	1.5	1,844.5	25.0	1,920.7	26.5
After five years through ten years	368.8	15.3	1,394.5	60.8	1,763.3	76.1
Greater than ten years	459.7	45.4	987.2	69.1	1,446.9	114.5
Residential mortgage-backed securities	5.1	.1	413.1	6.2	418.2	6.3
Commercial mortgage-backed securities	55.1	1.8	530.7	7.2	585.8	9.0
Other asset-backed securities	—	—	720.6	19.2	720.6	19.2
Total	$964.9	$64.1	$6,149.5	$188.3	$7,114.4	$252.4

Net realized capital (losses) gains for the three years ended December 31, 2015, 2014 and 2013, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2015	2014	2013
OTTI losses on debt securities recognized in earnings	$(63.4)	$(4.6)	$(36.6)
Other net realized capital (losses) gains	(1.1)	85.0	27.8
Net realized capital (losses) gains	$(64.5)	$80.4	$(8.8)

The net realized capital losses in 2015 were primarily attributable to yield-related OTTI on U.S. corporate debt securities. The net realized capital gains in 2014 were primarily attributable to gains from the sales of debt and equity securities. The net realized capital losses in 2013 were primarily attributable to yield-related OTTI on U.S. Treasury debt securities that we had the intent to sell, partially offset by gains from the sales of debt securities.

Yield-related impairments are recognized in other comprehensive income unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is recognized in earnings. In 2015 and 2013, we recognized yield-related OTTI losses of $63 million and $33 million, respectively, related to our debt securities. Yield-related OTTI losses were not significant in 2014. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2015, 2014 or 2013.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for 2015, 2014 and 2013 were as follows:

(Millions)	2015	2014	2013
Proceeds on sales	$5,256.2	$4,727.7	$6,524.8
Gross realized capital gains	80.6	91.1	113.9
Gross realized capital losses	76.3	35.5	100.0

Annual Report- Page 107

Mortgage Loans
Our mortgage loans are collateralized by commercial real estate.  During 2015 and 2014 we had the following activity in our mortgage loan portfolio:

(Millions)	2015	2014
New mortgage loans	$212.6	$217.0
Mortgage loans fully-repaid	163.1	133.7
Mortgage loans foreclosed	9.0	—

At December 31, 2015 and 2014, we had no material problem, restructured or potential problem mortgage loans. We also had no material impairment reserves on these loans at December 31, 2015 or 2014.

We assess our mortgage loans on a regular basis for credit impairments, and annually assign a credit quality indicator to each loan.  Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7.  Category 1 represents loans of superior quality, and Category 7 represents loans where collections are potentially at risk.  The vast majority of our mortgage loans fall into the Category 2 to 4 ratings.  These ratings represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.  Categories 5 and 6 represent loans where credit risk is not substantial but these loans warrant management’s close attention.  These indicators are based upon several factors, including current loan to value ratios, property condition, market trends, creditworthiness of the borrower and deal structure.  Based upon our most recent assessments at December 31, 2015 and 2014, our mortgage loans were given the following credit quality indicators:

(In Millions, except credit ratings indicator)	2015	2014
1	$65.8	$59.7
2 to 4	1,466.9	1,443.4
5 and 6	21.0	31.2
7	—	27.9
Total	$1,553.7	$1,562.2

At December 31, 2015 scheduled mortgage loan principal repayments were as follows:

(Millions)
2016	$126.9
2017	196.9
2018	225.2
2019	114.0
2020	184.0
Thereafter	706.7

Annual Report- Page 108

Variable Interest Entities
In determining whether to consolidate a variable interest entity (“VIE”), we consider several factors, including whether we have the power to direct activities, the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.  We have relationships with certain real estate partnerships and one hedge fund partnership that are considered VIEs, but are not consolidated.  We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings.  Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2015 and 2014 of $218 million and $209 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not consider significant.  We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds.  The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $6.2 billion and $5.7 billion at December 31, 2015 and 2014, respectively.  The hedge fund partnership had total assets of approximately $6.7 billion and $7.1 billion at December 31, 2015 and 2014, respectively.

Non-controlling (Minority) Interests
At December 31, 2015 and 2014, continuing business non-controlling interests were $64 million and $69 million, respectively, primarily related to third party interests in our investment holdings as well as third party interests in certain of our operating entities.  The non-controlling entities’ share was included in total equity. In both 2015 and 2014, net income attributable to non-controlling interests was $4.4 million. Net loss attributable to non-controlling interests was $1.7 million in 2013. These non-controlling interests did not have a material impact on our financial position or operating results.

Net Investment Income
Sources of net investment income for 2015, 2014 and 2013 were as follows:

(Millions)	2015	2014	2013
Debt securities	$793.5	$800.8	$768.5
Mortgage loans	91.1	108.2	99.4
Other investments	77.5	76.4	86.1
Gross investment income	962.1	985.4	954.0
Investment expenses	(45.7)	(39.5)	(37.7)
Net investment income (1)	$916.4	$945.9	$916.3

(1)
Net investment income includes $248.2 million, $289.1 million and $293.5 million for 2015, 2014 and 2013, respectively, related to investments supporting our experience-rated and discontinued products.

9.	Health Care Reform’s Reinsurance, Risk Adjustment and Risk Corridor

Our net receivable (payable) related to the 3Rs risk management programs at December 31, 2015 and 2014 were as follows:

	At December 31, 2015			At December 31, 2014
(Millions)	Reinsurance	Risk Adjustment	Risk Corridor	Reinsurance	Risk Adjustment	Risk Corridor
Total net receivable (payable) (1)	$394.5	$(710.2)	$(8.1)	$337.6	$(230.0)	$(9.6)

(1)
At December 31, 2015, $7.4 million of Health Care Reform risk adjustment receivables and $2.2 million of Health Care Reform risk corridor receivables each relate to the 2014 program year, with the remainder of the net balances related to the 2015 program year. All such assets and liabilities were classified as current in our balance sheets at December 31, 2015 and 2014.

In October 2015, HHS announced that 2014 Health Care Reform risk corridor receivables would be funded at 12.6% to the extent HHS fully collects risk corridor payables. As a result, we continue to believe that receipt of any risk corridor payment from HHS for the 2015 program year and receipt of such payments in excess of the prorated amount for the 2014 program year are uncertain. At December 31, 2015, we had a $2 million risk corridor receivable for the remaining prorated 2014 program year amount that had not been collected from HHS and no

Annual Report- Page 109

receivable for the 2015 program year. At December 31, 2014, we did not record any Health Care Reform risk corridor receivables because payments from HHS under this program were uncertain.

Refer to Note 2 beginning on page 88 for additional information.

10.	Other Comprehensive (Loss) Income

Shareholders’ equity included the following activity in accumulated other comprehensive loss in 2015, 2014 and 2013:

	Net Unrealized Gains (Losses)							Total Accumulated Other Comprehensive (Loss) Income
	Securities			Foreign Currency and Derivatives			Pension and OPEB Plans
(Millions)	Previously Impaired (1)		All Other
Balance at December 31, 2012	$57.3		$825.2		$(29.5)		$(1,886.4)		$(1,033.4)
Other comprehensive (loss) income
before reclassifications	(47.2)		(522.1)		26.4		565.1		22.2
Amounts reclassified from accumulated
other comprehensive income	24.1	(2)	23.7	(2)	3.5	(3)	47.8	(4)	99.1
Other comprehensive (loss) income	(23.1)		(498.4)		29.9		612.9		121.3
Balance at December 31, 2013	34.2		326.8		.4		(1,273.5)		(912.1)
Other comprehensive income (loss)
before reclassifications	.9		236.9		(58.6)		(480.6)		(301.4)
Amounts reclassified from accumulated
other comprehensive income	(.2)	(2)	4.3	(2)	(2.7)	(3)	100.8	(4)	102.2
Other comprehensive income (loss)	.7		241.2		(61.3)		(379.8)		(199.2)
Balance at December 31, 2014	34.9		568.0		(60.9)		(1,653.3)		(1,111.3)
Other comprehensive (loss) income
before reclassifications	(45.1)		(318.3)		(16.9)		26.9		(353.4)
Amounts reclassified from accumulated
other comprehensive income	28.9	(2)	62.7	(2)	3.8	(3)	39.0	(4)	134.4
Other comprehensive (loss) income	(16.2)		(255.6)		(13.1)		65.9		(219.0)
Balance at December 31, 2015	$18.7		$312.4		$(74.0)		$(1,587.4)		$(1,330.3)

(1)	Represents unrealized gains on the non-credit related component of impaired debt securities that we do not intend to sell and subsequent changes in the fair value of any previously impaired security.

(2)
Reclassifications out of accumulated other comprehensive income for previously impaired debt securities and all other securities are reflected in net realized capital gains (losses) within the Consolidated Statements of Income.

(3)
Reclassifications out of accumulated other comprehensive income for foreign currency gains (losses) and derivatives are reflected in net realized capital gains (losses) within the Consolidated Statements of Income, except for the effective portion of derivatives related to interest rate swaps which are reflected in interest expense and were not material during 2015, 2014 or 2013. Refer to Note 15 of Notes to Consolidated Financial Statements beginning on page 131 for additional information.

(4)
Reclassifications out of accumulated other comprehensive income for pension and OPEB plan expenses are reflected in general and administrative expenses within the Consolidated Statements of Income. During 2014, our reclassifications out of accumulated other comprehensive income for the Aetna Pension Plan reflect a pension settlement charge of $72.5 million ($111.6 million pretax). (Refer to Note 12 beginning on page 118 for additional information).

Refer to the Consolidated Statements of Comprehensive Income on page 83 for additional information regarding reclassifications out of accumulated other comprehensive income on a pretax basis.

Annual Report- Page 110

The components of our pension and other postretirement employee benefit (“OPEB”) plans included the following activity in accumulated other comprehensive loss in 2015, 2014 and 2013:

	Pension Plans		OPEB Plans
	Unrecognized	Unrecognized	Unrecognized	Unrecognized
	Net Actuarial	Prior Service	Net Actuarial	Prior Service
(Millions)	Losses	Credits	Losses	Credits	Total
Balance at December 31, 2012	$(1,863.0)	$1.2	$(46.4)	$21.8	$(1,886.4)
Unrealized net gains arising during
the period ($869.3 pretax)	550.1	—	15.0	—	565.1
Reclassification to earnings ($(73.6) pretax)	49.0	(.3)	1.5	(2.4)	47.8
Balance at December 31, 2013	(1,263.9)	.9	(29.9)	19.4	(1,273.5)
Unrealized net losses arising during
the period ($(739.4) pretax)	(460.0)	—	(20.6)	—	(480.6)
Reclassification to earnings ($(155.2) pretax)	102.9	(.2)	.6	(2.5)	100.8
Balance at December 31, 2014	(1,621.0)	.7	(49.9)	16.9	(1,653.3)
Unrealized net gains arising during
the period ($41.4 pretax)	22.2	—	4.7	—	26.9
Reclassification to earnings ($60.0 pretax)	40.0	(.3)	1.7	(2.4)	39.0
Balance at December 31, 2015	$(1,558.8)	$.4	$(43.5)	$14.5	$(1,587.4)

11.	Financial Instruments

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

Annual Report- Page 111

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

The fair values of our Level 2 debt securities are obtained using models such as matrix pricing, which use quoted market prices of debt securities with similar characteristics, or discounted cash flows to estimate fair value. We review these prices to ensure they are based on observable market inputs that include, but are not limited to, quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable but not prices (for example, interest rates and credit risks). We also review the methodologies and the assumptions used to calculate prices from these observable inputs. On a quarterly basis, we select a sample of our Level 2 debt securities’ prices and compare them to prices provided by a secondary source. Variances over a specified threshold are identified and reviewed to confirm the price provided by the primary source represents an appropriate estimate of fair value. In addition, our internal investment team consistently compares the prices obtained for select Level 2 debt securities to the team’s own independent estimates of fair value for those securities. We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2015 or 2014.

We also value certain debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally.  Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows.  We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2015 or 2014.  The total fair value of our broker quoted debt securities was $78 million and $126 million at December 31, 2015 and 2014, respectively.  Examples of these broker quoted Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities.  For some of our private placement securities, our internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these private placement Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

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

Annual Report- Page 112

Financial assets and liabilities measured at fair value on a recurring basis in our balance sheets at December 31, 2015 and 2014 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2015
Assets:
Debt securities:
U.S. government securities	$1,671.0	$200.7	$—	$1,871.7
States, municipalities and political subdivisions	—	5,123.4	1.1	5,124.5
U.S. corporate securities	—	8,110.5	63.9	8,174.4
Foreign securities	—	2,972.3	24.8	2,997.1
Residential mortgage-backed securities	—	924.9	—	924.9
Commercial mortgage-backed securities	—	1,270.6	—	1,270.6
Other asset-backed securities	—	894.3	—	894.3
Redeemable preferred securities	—	39.0	5.5	44.5
Total debt securities	1,671.0	19,535.7	95.3	21,302.0
Equity securities	1.7	—	19.3	21.0
Derivatives	—	19.7	—	19.7
Total	$1,672.7	$19,555.4	$114.6	$21,342.7
Liabilities:
Derivatives	$—	$88.3	$—	$88.3
December 31, 2014
Assets:
Debt securities:
U.S. government securities	$1,198.4	$198.5	$—	$1,396.9
States, municipalities and political subdivisions	—	4,808.2	1.2	4,809.4
U.S. corporate securities	—	8,548.2	58.2	8,606.4
Foreign securities	—	3,560.7	31.6	3,592.3
Residential mortgage-backed securities	—	927.7	—	927.7
Commercial mortgage-backed securities	—	1,368.3	7.5	1,375.8
Other asset-backed securities	—	602.5	41.5	644.0
Redeemable preferred securities	—	65.2	4.1	69.3
Total debt securities	1,198.4	20,079.3	144.1	21,421.8
Equity securities	1.8	—	18.1	19.9
Derivatives	—	.3	—	.3
Total	$1,200.2	$20,079.6	$162.2	$21,442.0
Liabilities:
Derivatives	$—	$53.4	$—	$53.4

There were no transfers between Levels 1 and 2 during the years ended December 31, 2015 and 2014.

Annual Report- Page 113

The changes in the balances of Level 3 financial assets during 2015 were as follows:

(Millions)	Foreign Securities	U.S. corporate securities	Other asset- backed securities	Other	Total
Beginning balance	$31.6	$58.2	$41.5	$30.9	$162.2
Net realized and unrealized capital gains (losses):
Included in earnings	.1	(6.4)	—	.1	(6.2)
Included in other comprehensive income	—	1.8	(.6)	3.1	4.3
Other (1)	(.3)	(.3)	(.1)	(3.0)	(3.7)
Purchases	—	11.3	17.0	9.2	37.5
Sales	(5.4)	(.4)	—	(.4)	(6.2)
Settlements	(1.2)	(.3)	(1.6)	(7.2)	(10.3)
Transfers out of Level 3, net	—	—	(56.2)	(6.8)	(63.0)
Ending balance	$24.8	$63.9	$—	$25.9	$114.6

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The changes in the balances of Level 3 financial assets during 2014 were as follows:

(Millions)	Foreign Securities	U.S. corporate securities	Equity Securities	Other	Total
Beginning balance	$43.9	$31.2	$44.2	$45.2	$164.5
Net realized and unrealized capital gains (losses):
Included in earnings	(.5)	(4.0)	(.1)	(.1)	(4.7)
Included in other comprehensive income	.5	(2.0)	(26.0)	.1	(27.4)
Other (1)	.4	(.4)	4.3	—	4.3
Purchases	10.5	42.9	5.0	16.6	75.0
Sales	(12.4)	(1.5)	(9.2)	—	(23.1)
Settlements	(1.1)	(2.3)	(.1)	(7.5)	(11.0)
Transfers out of Level 3, net	(9.7)	(5.7)	—	—	(15.4)
Ending balance	$31.6	$58.2	$18.1	$54.3	$162.2

(1)	Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results.

The total gross transfers into (out of) Level 3 during the years ended December 31, 2015 and 2014 were as follows:

(Millions)	2015	2014
Gross transfers into Level 3	$.9	$1.9
Gross transfers out of Level 3	(63.9)	(17.3)
Net transfers out of Level 3	$(63.0)	$(15.4)

Gross transfers out of Level 3 during 2015 primarily related to other asset-backed securities. Gross transfers out of Level 3 during 2014 primarily related to foreign debt securities and U.S. corporate securities.

Annual Report- Page 114

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

Annual Report- Page 115

The carrying value and estimated fair value classified by level of fair value hierarchy for certain of our financial instruments at December 31, 2015 and 2014 were as follows:

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2015
Assets:
Mortgage loans	$1,553.7	$—	$—	$1,598.7	$1,598.7
Bank loans	192.8	—	179.9	7.6	187.5
Equity securities (1)	34.9	N/A	N/A	N/A	N/A
Liabilities:
Investment contract liabilities:
With a fixed maturity	8.6	—	—	8.6	8.6
Without a fixed maturity	371.3	—	—	351.1	351.1
Long-term debt	7,828.0	—	8,227.3	—	8,227.3

	Carrying Value	Estimated Fair Value
(Millions)		Level 1	Level 2	Level 3	Total
December 31, 2014
Assets:
Mortgage loans	$1,562.2	$—	$—	$1,621.4	$1,621.4
Bank loans	231.2	—	217.6	9.4	227.0
Equity securities (1)	34.9	N/A	N/A	N/A	N/A
Liabilities:
Investment contract liabilities:
With a fixed maturity	16.6	—	—	16.6	16.6
Without a fixed maturity	557.5	—	—	551.5	551.5
Long-term debt	8,081.3	—	8,764.8	—	8,764.8

(1)	It was not practical to estimate the fair value of these cost-method investments as it represents shares of unlisted companies.

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

Separate Accounts assets include debt and equity securities and derivative instruments.  The valuation methodologies used for these assets are similar to the methodologies described beginning on page 112.  Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts’ interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified in Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Annual Report- Page 116

Separate Accounts financial assets at December 31, 2015 and 2014 were as follows:

	2015				2014
(Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	$750.4	$2,382.0	$3.8	$3,136.2	$876.0	$2,495.0	$2.9	$3,373.9
Equity securities	169.8	5.2	—	175.0	173.3	5.7	—	179.0
Derivatives	—	.2	—	.2	—	.2	—	.2
Common/collective trusts	—	540.2	—	540.2	—	574.0	—	574.0
Total (1)	$920.2	$2,927.6	$3.8	$3,851.6	$1,049.3	$3,074.9	$2.9	$4,127.1

(1)	Excludes $183.5 million and $204.4 million of cash and cash equivalents and other receivables at December 31, 2015 and 2014, respectively.

During 2015 and 2014, we had an immaterial amount of Level 3 Separate Accounts financial assets, and any corresponding gross transfers of Separate Accounts financial assets into or out of Level 3 were immaterial. During 2015 and 2014, there were no transfers of Separate Accounts financial assets between Levels 1 and 2.

Offsetting Financial Assets and Liabilities
Certain financial assets and liabilities are offset in our balance sheets or are subject to master netting arrangements or similar agreements with the applicable counterparty. Financial assets, including derivative assets, subject to offsetting and enforceable master netting arrangements as of December 31, 2015 and December 31, 2014 were as follows:

	Gross Amounts of Recognized Assets (1)	Gross Amounts Not Offset In the Balance Sheets
		Financial Instruments	Cash Collateral Received
(Millions)				Net Amount
December 31, 2015
Derivatives	$19.7	$11.8	$(16.4)	$15.1
Total	$19.7	$11.8	$(16.4)	$15.1

December 31, 2014
Derivatives	$.3	$10.2	$—	$10.5
Total	$.3	$10.2	$—	$10.5

(1) There were no amounts offset in our balance sheets at December 31, 2015 or December 31, 2014.

Annual Report- Page 117

Financial liabilities, including derivative liabilities, subject to offsetting and enforceable master netting arrangements as of December 31, 2015 and December 31, 2014 were as follows:

	Gross Amounts of Recognized Liabilities (1)	Gross Amounts Not Offset In the Balance Sheets
		Financial Instruments	Cash Collateral Paid
(Millions)				Net Amount
December 31, 2015
Derivatives	$88.3	$—	$(90.7)	$(2.4)
Total	$88.3	$—	$(90.7)	$(2.4)

December 31, 2014
Derivatives	$53.4	$.9	$(49.0)	$5.3
Securities lending	826.9	(826.9)	—	—
Repurchase agreements	201.7	—	—	201.7
Total	$1,082.0	$(826.0)	$(49.0)	$207.0

(1) There were no amounts offset in our balance sheets at December 31, 2015 or December 31, 2014.

At December 31, 2015, we did not have any investments pledged under our securities lending program or any repurchase agreements outstanding.

12.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans
We sponsor various defined benefit plans, including two pension plans, and OPEB plans that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

During both 2015 and 2014 we did not make any contribution to the Aetna Pension Plan. During 2013 we made a voluntary cash contribution of $60 million to the Aetna Pension Plan. Effective December 31, 2010, our employees no longer earn future pension service credits in the Aetna Pension Plan (i.e., the Plan was “frozen” effective December 31, 2010), although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

In July 2014, we enhanced the Aetna Pension Plan. Effective December 1, 2014, we permitted certain current and future former employees with deferred vested Aetna Pension Plan balances to elect to receive a 100% lump-sum distribution. This election is a permanent addition to the Aetna Pension Plan. In addition, in July 2014, we announced a limited-time offer permitting certain former employees with deferred vested Aetna Pension Plan balances to elect a 100% lump-sum distribution. These distributions in 2014 were funded from existing Aetna Pension Plan assets and exceeded the total 2014 service and interest cost. As a result, we performed a remeasurement of the Aetna Pension Plan, and we recorded a pretax non-cash settlement charge of $112 million in 2014 in general and administrative expenses.

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

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company. We provide subsidized health care benefits to certain eligible employees who terminated employment prior to December 31, 2006. There is a cap on our portion of the cost of providing medical and dental benefits to our retirees. Through December 31, 2015, all current and future retirees and employees who terminated employment at age 45 or later with at least five years of service were eligible to participate in our group health plans

Annual Report- Page 118

at their own cost. Effective January 1, 2016, only current and future retirees and employees who terminate employment at age 55 or later are eligible for such participation.

The information set forth in the following tables is based upon current actuarial reports using the annual measurement dates (December 31, for each year presented) for our pension and OPEB plans.

The following table shows the changes in the benefit obligations during 2015 and 2014 for our pension and OPEB plans.

	Pension Plans		OPEB Plans
(Millions)	2015	2014	2015	2014
Benefit obligation, beginning of year	$6,504.8	$5,965.3	$277.2	$260.9
Service cost	—	—	.1	.1
Interest cost	260.9	288.3	10.7	11.9
Actuarial (gain) loss	(452.5)	847.6	(9.7)	30.0
Settlements paid	—	(295.2)	—	—
Benefits paid	(367.4)	(301.2)	(21.6)	(25.7)
Benefit obligation, end of year	$5,945.8	$6,504.8	$256.7	$277.2

The decrease in the pension plans’ benefit obligation in 2015 was primarily due to actuarial gains arising as a result of a higher discount rate as further described below.

The Aetna Pension Plan comprises 96% of the pension plans’ total benefit obligation at December 31, 2015. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. Each yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 4.50% and 4.12% for 2015 and 2014, respectively. The discount rate for our OPEB plans was 4.39% and 4.02% for 2015 and 2014, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

Additionally, based on the mortality experience of our pension and OPEB plans, in 2015 we utilized the RP-2014 Mortality Table with a generational projection of future mortality improvements using Scale MP-2015. In 2014 we utilized the RP-2014 Mortality Table with a generational projection of future mortality improvements using Scale MP-2014. In 2013, we used the Retirement Plan 2000 mortality table with a generational projection of future mortality improvements using Scale AA.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2015 and 2014 for our pension and OPEB plans:

	Pension Plans		OPEB Plans
(Millions)	2015	2014	2015	2014
Fair value of plan assets, beginning of year	$6,147.0	$6,157.8	$58.5	$61.1
Actual return on plan assets	.5	562.2	.6	1.5
Employer contributions	21.8	23.4	17.5	21.6
Settlements paid	—	(295.2)	—	—
Benefits paid	(367.4)	(301.2)	(21.6)	(25.7)
Fair value of plan assets, end of year	$5,801.9	$6,147.0	$55.0	$58.5

The difference between the fair value of plan assets and the plan’s benefit obligation is referred to as the plan’s funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 18.

Annual Report- Page 119

The funded status of our pension and OPEB plans at the measurement date for 2015 and 2014 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2015	2014	2015	2014
Benefit obligation	$(5,945.8)	$(6,504.8)	$(256.7)	$(277.2)
Fair value of plan assets	5,801.9	6,147.0	55.0	58.5
Funded status	$(143.9)	$(357.8)	$(201.7)	$(218.7)

At December 31, 2015, the fair value of plan assets of the Aetna Pension Plan was in excess of the benefit obligations, while the Non-qualified Pension Plan had benefit obligations in excess of the fair value of plan assets. Below is the funded status of each of our Pension Plans:

	Aetna Pension Plan		Non-qualified Pension Plan
(Millions)	2015	2014	2015	2014
Benefit obligation	$(5,713.5)	$(6,248.8)	$(232.3)	$(256.0)
Fair value of plan assets	5,801.9	6,147.0	—	—
Funded status	$88.4	$(101.8)	$(232.3)	$(256.0)

The amounts in accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost as of December 31, 2015 and 2014 were as follows:

	Pension Plans		OPEB Plans
(Millions)	2015	2014	2015	2014
Unrecognized prior service credit	$(.7)	$(1.2)	$(22.4)	$(26.1)
Unrecognized net actuarial losses	2,397.4	2,493.0	66.9	76.8
Amount recognized in accumulated other comprehensive loss	$(2,396.7)	$(2,491.8)	$(44.5)	$(50.7)

The (liabilities) assets recognized on our balance sheets at December 31, 2015 and 2014 for our pension and OPEB plans were comprised of the following:

	Pension Plans		OPEB Plans
(Millions)	2015	2014	2015	2014
Accrued benefit assets reflected in other long-term assets	$88.4	$—	$—	$—
Accrued benefit liabilities reflected in other current liabilities	(19.5)	(21.6)	(13.4)	(14.5)
Accrued benefit liabilities reflected in other long-term liabilities	(212.8)	(336.2)	(188.3)	(204.2)
Net amount of (liabilities) assets recognized at December 31,	$(143.9)	$(357.8)	$(201.7)	$(218.7)

At December 31, 2015, we had approximately $2.4 billion and $67 million of net actuarial losses for our pension and OPEB plans, respectively, and $1 million and $22 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize $61 million and $2 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and $4 million in amortization of prior service credits for our OPEB plans in 2016. Our amortization of prior service credits for our pension plans in 2016 is not expected to be material.

Annual Report- Page 120

Components of the net periodic benefit (income) cost of our defined benefit pension plans and OPEB plans for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Pension Plans			OPEB Plans
(Millions)	2015	2014	2013	2015	2014	2013
Service cost	$—	$—	$—	$.1	$—	$.1
Amortization of prior service credit	(.4)	(.4)	(.4)	(3.7)	(3.6)	(3.7)
Interest cost	260.9	288.3	271.5	10.7	11.9	11.1
Expected return on plan assets	(419.1)	(422.3)	(396.4)	(3.0)	(3.1)	(2.4)
Recognized net actuarial losses	61.5	46.6	75.4	2.7	1.0	2.3
Settlement charge	—	111.6	—	—	—	—
Net periodic benefit (income) cost	$(97.1)	$23.8	$(49.9)	$6.8	$6.2	$7.4

The weighted average assumptions used to determine net periodic benefit (income) cost in 2015, 2014 and 2013 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans
	2015	2014	2013	2015	2014	2013
Discount rate	4.12%	4.96%	4.17%	4.02%	4.73%	3.94%
Expected long-term return on plan assets	7.00	7.00	7.00	5.30	5.30	4.10
Rate of increase in future compensation levels	N/A	N/A	N/A	—	—	—

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2016 is 7.5%, decreasing gradually to 4.5% by 2023. The assumed prescription drug cost trend rate for 2016 is 11.0%, decreasing gradually to 4.5% by 2024. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps. A one-percentage point increase in both the assumed medical cost and assumed prescription drug cost trend rates would result in a $.4 million pretax increase in the aggregate of the service and interest cost components of OPEB costs and a $9 million increase in the OPEB benefit obligation. A one-percentage point decrease in both the assumed medical cost and assumed prescription drug cost trend rates would result in a $.4 million pretax decrease in the aggregate of the service and interest cost components of OPEB costs and an $8 million decrease in the OPEB benefit obligation.

Our current funding strategy for the Aetna Pension Plan is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. Minimum funding requirements for the Aetna Pension Plan were met in 2015 and 2014, and we were not required to make cash contributions for either of those years. We do not have any required contribution to the Aetna Pension Plan in 2016, although we may voluntarily contribute $60 million in 2016. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2016. Our non-qualified supplemental pension plan and OPEB plans do not have minimum funding requirements.

Annual Report- Page 121

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2015 were as follows:

(Millions)	Pension Plans	OPEB Plans
2016	$347.7	$17.3
2017	352.4	17.3
2018	358.9	17.3
2019	360.3	17.2
2020	364.9	17.2
2021-2025	1,863.7	82.1

Assets of the Aetna Pension Plan
The assets of the Aetna Pension Plan (“Pension Assets”) primarily include debt and equity securities held in separate accounts, as well as common/collective trusts and real estate investments. The valuation methodologies used to price these debt and equity securities and common/collective trusts are similar to the methodologies described beginning on pages 112 and 115. Pension Assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price real estate investments and these additional investments, including the general classification pursuant to the valuation hierarchy.

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

Annual Report- Page 122

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2015 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$427.9	$135.5	$—	$563.4
States, municipalities and political subdivisions	—	126.1	—	126.1
U.S. corporate securities	—	1,229.3	1.5	1,230.8
Foreign securities	—	136.2	—	136.2
Residential mortgage-backed securities	—	196.3	—	196.3
Commercial mortgage-backed securities	—	50.5	1.1	51.6
Other asset-backed securities	—	39.5	—	39.5
Redeemable preferred securities	—	6.5	—	6.5
Total debt securities	427.9	1,919.9	2.6	2,350.4
Equity securities:
U.S. Domestic	1,221.7	5.0	—	1,226.7
International	547.0	—	—	547.0
Domestic real estate	28.2	—	—	28.2
Total equity securities	1,796.9	5.0	—	1,801.9
Other investments:
Real estate	—	—	496.9	496.9
Common/collective trusts (1)	—	556.4	—	556.4
Other assets	—	—	463.1	463.1
Total other investments	—	556.4	960.0	1,516.4
Total pension investments (2)	$2,224.8	$2,481.3	$962.6	$5,668.7

(1)	The assets in the underlying funds of common/collective trusts are comprised of $301.8 million of equity securities and $254.6 million of debt securities.

(2)	Excludes $133.2 million of cash and cash equivalents and other payables.

Annual Report- Page 123

Pension Assets with changes in fair value measured on a recurring basis at December 31, 2014 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$452.1	$98.3	$—	$550.4
States, municipalities and political subdivisions	—	132.2	—	132.2
U.S. corporate securities	—	1,244.8	1.5	1,246.3
Foreign securities	—	161.5	—	161.5
Residential mortgage-backed securities	—	221.1	—	221.1
Commercial mortgage-backed securities	—	50.2	.5	50.7
Other asset-backed securities	—	32.3	—	32.3
Redeemable preferred securities	—	8.2	—	8.2
Total debt securities	452.1	1,948.6	2.0	2,402.7
Equity securities:
U.S. Domestic	1,243.8	5.5	—	1,249.3
International	686.6	—	—	686.6
Domestic real estate	28.9	—	—	28.9
Total equity securities	1,959.3	5.5	—	1,964.8
Other investments:
Real estate	—	—	469.7	469.7
Common/collective trusts (1)	—	610.0	—	610.0
Other assets	—	.2	471.2	471.4
Total other investments	—	610.2	940.9	1,551.1
Total pension investments (2)	$2,411.4	$2,564.3	$942.9	$5,918.6

(1)	The assets in the underlying funds of common/collective trusts are comprised of $337.4 million of equity securities and $272.6 million of debt securities.

(2)	Excludes $228.4 million of cash and cash equivalents and other payables.

The changes in the balances of Level 3 Pension Assets during 2015 and 2014 were as follows:

	2015
	Real Estate	Other	Total
Beginning balance	$469.7	$473.2	$942.9
Actual return on plan assets	46.1	38.0	84.1
Purchases, sales and settlements	(18.9)	(46.2)	(65.1)
Transfers out of Level 3	—	.7	.7
Ending balance	$496.9	$465.7	$962.6

	2014
	Real Estate	Other	Total
Beginning balance	$497.5	$396.2	$893.7
Actual return on plan assets	43.9	35.7	79.6
Purchases, sales and settlements	(71.7)	41.3	(30.4)
Ending balance	$469.7	$473.2	$942.9

The Aetna Pension Plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons, and by assessing the Aetna Pension Plan’s liability characteristics, our financial position and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and

Annual Report- Page 124

private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

At December 31, 2015, target investment allocations for the Aetna Pension Plan were: 38% in equity securities, 48% in debt securities, 7% in real estate, 4% in private equity limited partnerships and 3% in hedge funds. Actual asset allocations may differ from target allocations due to tactical decisions to overweight or underweight certain assets or as a result of normal fluctuations in asset values. Asset allocations are consistent with stated investment policies and, as a general rule, periodically rebalanced back to target asset allocations. Asset allocations and investment performance are formally reviewed periodically throughout the year by the plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

The actual and target asset allocations of the OPEB plans used at December 31, 2015 and 2014 presented as a percentage of total plan assets, were as follows:

		Target		Target
(Millions)	2015	Allocation	2014	Allocation
Equity securities	10%	5-15%	11%	5-15%
Debt securities	83%	80-90%	84%	80-90%
Real estate/other	7%	0-10%	5%	0-10%

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the pension plan assets assumption of 7.00% for each of 2015, 2014 and 2013, and an expected return on OPEB plan assets assumption of 5.30% for both 2015 and 2014 and 4.10% for 2013. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate.

401(k) Plan
Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments (the “Aetna 401(k) Plan”). In addition, former Coventry employees continued to be eligible to participate in the Coventry 401(k) plan during 2013, however, as of January 1, 2014, they became eligible to participate in the Aetna 401(k) Plan. Our 401(k) contribution to the Aetna 401(k) Plan provides for a match of 100% of up to 6% of the eligible pay contributed by the employee. Contributions to the Coventry 401(k) plan provided a match of 100% of up to 3% and 50% of the second 3% of the eligible pay contributed by the employee. During 2015, 2014 and 2013, we made $198 million, $180 million and $148 million, respectively, in aggregate of matching contributions to our 401(k) plans. The matching contributions are made in cash and invested according to each participant’s investment elections. The plan trustees held 8 million shares, in aggregate, of our common stock for plan participants at December 31, 2015. At December 31, 2015, 34 million shares of our common stock were reserved for issuance under the Aetna 401(k) Plan.

Annual Report- Page 125

13.	Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the “Plans”) provide for awards of stock options, SARs, PSARs, restricted stock units (“RSUs”), MSUs, PSUs, deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2015, 30 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted RSUs, MSUs, PSUs, stock options, SARs and PSARs, each of which are described below:

RSUs - For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. RSUs generally become 100% vested approximately three years from the grant date, with one-third vesting each December.

MSUs - The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days prior to the vesting date, including the vesting date. Each vested MSU represents one share of common stock and will be paid in shares of common stock, net of taxes. MSUs representing 50% of the grant date fair value of the MSUs granted in 2012 were subject to a two-year vesting period while the remaining MSUs granted in 2012 are subject to a three-year vesting period. MSUs granted in 2014 and 2013 are subject to a three-year vesting period. There were no MSUs granted in 2015.

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

PSUs granted in 2013 (“2013 PSUs”)
Certain PSUs granted in 2013 were subject to a single three-year performance period that ended on December 31, 2015, and vested at 74.61% of the original number of units granted. These PSUs were subject to a single vesting period that ended on January 28, 2016.

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

PSUs granted in 2014 (“2014 PSUs”)
The 2014 PSUs had a two-year performance period that ended on December 31, 2015, and vested at 200% of the original number of units granted. The 2014 PSUs are subject to a three-year vesting period.

PSUs granted in 2015 (“2015 PSUs”)
The 2015 PSUs have a three-year performance period that will end on December 31, 2017, and are subject to a three-year vesting period.

Annual Report- Page 126

Stock Options and SARs - We have not granted stock options since 2005, and no stock options were outstanding as of December 31, 2015. Stock options were granted to purchase our common stock at or above the market price on the date of grant. SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant. SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year. Vested SARs and stock options may be exercised at any time during the ten years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the ten-year period, any unexercised SARs and stock options expire.

The SARs granted to certain employees during 2015 and 2014 and described above had an estimated grant date fair value per SAR of $32.13 and $22.68, respectively. We did not grant a material number of SARs in 2013. The grant date fair value was calculated using a modified Black-Scholes option pricing model using the following assumptions:

	2015	2014
Expected term (in years)	6.48	5.72
Volatility	33.4%	35.8%
Risk-free interest rate	1.81%	1.74%
Dividend yield	1.13%	1.36%
Initial price	$100.50	$72.26

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

PSARs - PSARs represent the opportunity to vest in SARs. For the PSARs granted in 2013 (“2013 PSARs”), the number of vested PSARs (which may range in specified increments from zero to 700,000 SARs) is dependent on Aetna’s total shareholder return over a three year performance period relative to a defined peer group of companies. The 2013 PSARs are subject to a three-year vesting period.

We estimated the grant date fair value of the 2013 PSARs using a Monte Carlo simulation. The 2013 PSARs had a grant date per PSAR fair value of $18.64. That grant date fair value was calculated using the following assumptions:

Expected settlement period (in years)	6.12
Volatility	40.4%
Risk-free interest rate	.6%
Dividend yield	1.25%
Initial price	$64.25

Annual Report- Page 127

The stock option, SAR and PSAR transactions during 2015, 2014 and 2013 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options, SARs and PSARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

2013
Outstanding, beginning of year	19.4	$39.34	3.5	$163.8
Granted (1)	.7	63.32	—	—
Exercised	(9.3)	36.58	—	203.4
Expired or forfeited	(.3)	47.11	—	—
Outstanding, end of year (1)	10.5	$43.27	3.5	$264.6

Exercisable, end of year	9.8	$41.77	3.0	$261.6

2014
Outstanding, beginning of year	10.5	$43.27	3.5	$264.6
Granted	1.4	72.36	—	—
Exercised	(3.7)	40.5	—	132.1
Expired or forfeited	(.1)	46.94	—	—
Outstanding, end of year (1)	8.1	$49.37	4.2	$318.3

Exercisable, end of year	6.1	$42.86	2.6	$280.2

2015
Outstanding, beginning of year	8.1	$49.37	4.2	$318.3
Granted	2.0	101.41	—	—
Exercised	(2.5)	43.90	—	155.4
Expired or forfeited	(.2)	91.25	—	—
Outstanding, end of year (1)	7.4	$64.11	5.3	$324.6

Exercisable, end of year	4.1	$45.88	2.6	$252.3

(1)	PSARs are included in this table at the maximum amount that could potentially vest.

The following is a summary of information regarding SARs and PSARs outstanding at December 31, 2015 (millions, except remaining contractual life and exercise price):

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
20.00-30.00 (1)	—	3.4	$24.64	$2.0	—	$24.64	$2.0
30.00-40.00	1.3	2.8	32.78	94.7	1.3	32.78	94.7
40.00-50.00	1.1	1.3	44.48	70.2	1.1	44.48	70.2
50.00-60.00	1.2	1.7	50.61	70.7	1.2	50.61	70.6
60.00-70.00	.7	7.6	64.25	30.7	—	—	—
70.00-80.00	1.2	8.1	72.32	43.5	.4	72.32	14.5
100.00-110.00	1.8	9.1	100.86	12.8	.1	100.50	.3
110.00-120.00	.1	9.6	116.57	—	—	—	—
$20.00-$120.00 (2)	7.4	5.3	$64.11	$324.6	4.1	$45.88	$252.3

(1)	The number of outstanding and exercisable SARs and PSARs with exercise prices between $20 and $30 rounded to zero.

(2)	The number of outstanding SARs and PSARs with exercise prices between $80 and $100 rounded to zero.

Annual Report- Page 128

The grant date fair values of RSUs and PSUs are based on the market price of our common stock on the date of grant. From 2010 through 2014, we granted MSUs to certain employees. We did not grant any MSUs in 2015. We estimate the grant date fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2014 and 2013 had a weighted average per MSU grant date fair value of $74.99 and $49.31, respectively. The weighted-average per MSU grant date fair values listed above were calculated using the following assumptions:

	2014	2013
Volatility	26.4%	28.1%
Risk-free interest rate	.7%	.4%
Dividend yield	1.3%	1.7%
Initial price	$72.26	$48.48

The annualized volatility of the price of our common stock was calculated over the three-year period preceding the grant date for MSUs granted in 2014 and 2013. The risk-free interest rates for periods within the expected life of the MSUs are based on a constant maturity yield curve in effect on the grant date for MSUs granted in 2014 and 2013. The dividend yield assumptions for 2014 and 2013, respectively, were based on our expected 2014 and 2013 annual dividend payout, respectively.

RSU, MSU and PSU transactions in 2015, 2014 and 2013 were as follows (number of units in millions):

	2015		2014		2013
	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs, MSUs and PSUs	Weighted Average Grant Date Fair Value
RSUs, MSUs and PSUs at beginning of year	5.1	$58.57	5.3	$48.82	3.4	$43.25
Granted	1.8	100.52	2.7	71.88	3.6	51.22
Vested	(2.6)	59.72	(2.5)	50.11	(1.3)	41.56
Forfeited	(.4)	70.94	(.4)	56.89	(.4)	46.65
RSUs, MSUs and PSUs at end of year	3.9	$73.40	5.1	$58.57	5.3	$48.82

During 2015, 2014 and 2013, the following activity occurred under the Plans:

(Millions)	2015	2014	2013
Cash received from stock option exercises	$7.1	$32.4	$89.1
Intrinsic value of options/SARs exercised and stock units vested	413.1	322.8	292.0
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	100.6	87.1	98.9
Fair value of stock options, SARs and stock units vested (1)	125.5	106.7	52.1

(1)	The fair value represents the aggregate grant date fair value of the stock options, SARs and stock units as of the respective grant dates.

We settle our stock options, SARs, PSARs and stock units with newly-issued common stock and generally utilize the proceeds from stock options to repurchase our common stock in the open market in the same period.

In 2015, 2014 and 2013 we recorded share-based compensation expense of $181 million, $164 million and $127 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $37 million in both 2015 and 2014, and $35 million in 2013, respectively. At December 31, 2015, $183 million of total unrecognized compensation costs related to SARs, PSARs and stock units is expected to be recognized over a weighted-average period of 1.7 years.

Annual Report- Page 129

14.	Income Taxes

The components of our income tax provision in 2015, 2014 and 2013 were as follows:

(Millions)	2015	2014	2013
Current taxes:
Federal	$1,797.2	$1,233.0	$901.9
State	111.8	84.0	55.7
Total current taxes	1,909.0	1,317.0	957.6
Deferred taxes (benefits):
Federal	(58.6)	114.1	63.0
State	(9.4)	23.6	8.0
Total deferred income taxes	(68.0)	137.7	71.0
Total income taxes	$1,841.0	$1,454.7	$1,028.6

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

(Millions)	2015	2014	2013
Income before income taxes	$4,235.6	$3,499.9	$2,940.5
Tax rate	35%	35%	35%
Application of the tax rate	1,482.5	1,225.0	1,029.2
Tax effect of:
Health insurer fee	299.9	211.9	—
State income taxes	63.3	78.2	44.2
Other, net	(4.7)	(60.4)	(44.8)
Income taxes	$1,841.0	$1,454.7	$1,028.6

The significant components of our net deferred tax liabilities at December 31, 2015 and 2014 were as follows:

(Millions)	2015	2014
Deferred tax assets:
Insurance reserves	$301.5	$252.9
Reserve for anticipated future losses on discontinued products	268.2	199.1
Employee and postretirement benefits	220.1	290.9
Net operating losses	165.4	195.3
Investments, net	92.4	68.3
Debt fair value adjustments	32.9	43.4
Deferred revenue	20.9	24.9
Severance and facilities	17.7	9.9
Other	65.7	85.2
Gross deferred tax assets	1,184.8	1,169.9
Less: Valuation allowance	127.6	147.9
Deferred tax assets, net of valuation allowance	1,057.2	1,022.0
Deferred tax liabilities:
Goodwill and other acquired intangible assets	862.9	868.4
Cumulative depreciation and amortization	231.3	286.6
Unrealized gains on investment securities	137.9	291.5
Other	2.5	—
Total gross deferred tax liabilities	1,234.6	1,446.5
Net deferred tax liabilities (1)	$(177.4)	$(424.5)

(1)	Includes $443.0 million classified as current assets and $867.5 million classified as long-term liabilities in our balance sheet at December 31, 2014.

Annual Report- Page 130

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established primarily related to state net operating losses. We base our estimates of the future realization of deferred tax assets primarily on historic taxable income and existing deferred tax liabilities.

We participate in the Compliance Assurance Process (the “CAP”) with the Internal Revenue Service (the “IRS”). Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2014 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2015 tax return in 2016.

We are also subject to audits by state taxing authorities for tax years from 2000 through 2014. We believe we carry appropriate reserves for any exposure to state tax issues.

At both December 31, 2015 and December 31, 2014 we did not have material uncertain tax positions reflected in our consolidated balance sheets.

We paid net income taxes of approximately $1.8 billion, $1.6 billion and $891 million in 2015, 2014 and 2013, respectively.

15.	Debt

The carrying value of our long-term debt at December 31, 2015 and 2014 was as follows:

(Millions)	2015	2014
Senior notes, 6.125%, due 2015 (1)	$—	$229.3
Senior notes, 5.95%, due 2017	402.4	418.3
Senior notes, 1.75%, due 2017	249.6	249.2
Senior notes, 1.5%, due 2017	499.1	498.6
Senior notes, 2.2%, due 2019	374.8	374.7
Senior notes, 3.95%, due 2020	746.0	745.2
Senior notes, 5.45%, due 2021	674.9	688.6
Senior notes, 4.125%, due 2021	496.2	495.5
Senior notes, 2.75%, due 2022	988.4	986.8
Senior notes, 3.5%, due 2024	747.2	746.9
Senior notes, 6.625%, due 2036	769.9	769.8
Senior notes, 6.75%, due 2037	530.8	530.7
Senior notes, 4.5%, due 2042	481.4	480.8
Senior notes, 4.125%, due 2042	493.1	492.8
Senior notes, 4.75%, due 2044	374.2	374.1
Total long-term debt	7,828.0	8,081.3
Less current portion of long-term debt	—	229.3
Total long-term debt, less current portion	$7,828.0	$7,852.0

(1)	The 6.125% senior notes were repaid in January 2015. These notes were classified as current in the consolidated balance sheet at December 31, 2014.

At December 31, 2015, we did not have any commercial paper outstanding. At December 31, 2014, we had $500 million of commercial paper outstanding with a weighted-average interest rate of .30%.

We paid $338 million, $379 million and $364 million in interest in 2015, 2014 and 2013, respectively.

We are a member of the FHLBB, and as a member we have the ability to obtain cash advances, subject to certain minimum collateral requirements. Our maximum borrowing capacity available from the FHLBB at December 31,

Annual Report- Page 131

2015 was $824 million. At both December 31, 2015 and 2014, we did not have any outstanding borrowings from the FHLBB.

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

In April 2014, we entered into an interest rate swap with a notional value of $250 million. We designated this swap as a cash flow hedge against interest rate exposure related to the forecasted future issuance of fixed-rate debt to be primarily used to refinance long-term debt maturing in 2018. In November 2014, prior to issuing the November 2014 Senior Notes used to refinance our 6.50% senior notes due 2018 and for general corporate purposes, we terminated this swap and paid an aggregate of $15.2 million to the swap counterparty upon termination. We performed a final effectiveness test upon termination of this swap and determined there was $3 million pretax of ineffectiveness that arose due to the actual debt issuance date being earlier than forecasted. The ineffectiveness was recorded as a realized capital loss in the fourth quarter of 2014. The effective portion of the hedge loss of $12 million pretax was recorded in accumulated other comprehensive loss, net of tax, and is being amortized as an increase to interest expense over the first 20 semi-annual interest payments of the November 2014 Senior Notes.

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

During June and July 2012, we entered into two interest rate swaps with an aggregate notional value of $375 million. We designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to refinance our 6.0% senior notes due 2016. In March 2014, prior to issuing the March 2014 Senior Notes used to refinance our 6.0% senior notes due 2016, we terminated these swaps and received an aggregate of $34.2 million from the swap counterparties upon termination. We performed a final effectiveness test upon termination of these swaps and determined there was $12 million pretax of ineffectiveness that arose due to the actual debt issuance date being earlier than forecasted. The ineffectiveness was recorded as a realized capital gain in the first quarter of 2014. The effective portion of the hedge gain of $22 million pretax was recorded in accumulated other comprehensive loss, net of tax, and is being amortized as a reduction to interest expense over the first 20 semi-annual interest payments associated with the $375 million of 4.75% senior notes due 2044.

Cash Flow Hedges
In 2015 and 2016, we entered into various interest rate swaps and treasury rate locks with an aggregate notional value of $3.5 billion. We designated these swaps and treasury rate locks as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to be primarily used to finance a portion of the purchase price of the Proposed Acquisition. At December 31, 2015, the swaps had an immaterial pretax fair value loss, which was reflected net of tax in accumulated other comprehensive loss within shareholders’ equity.

Annual Report- Page 132

In March 2014, we entered into two interest rate swaps with an aggregate notional value of $500 million. We designated these swaps as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt to be primarily used to refinance long-term debt maturing in 2017. On September 30, 2015, we modified the timing of the forecasted future issuance of fixed-rate debt in conjunction with the expected timing of the financing of the Proposed Acquisition and, as a result, we de-designated these swaps and re-designated them as cash flow hedges against interest rate exposure related to the forecasted future issuance of fixed-rate debt. The effective portion of the hedge loss of $73 million pretax remains in accumulated other comprehensive loss, net of tax, and will be amortized as an increase to interest expense over the first 20 semi-annual interest payments related to the fixed-rate debt. There was no material ineffectiveness as a result of the effectiveness test completed upon de-designation. At December 31, 2015, the re-designated swaps had a pretax fair value gain of $4 million, which was reflected net of tax in accumulated other comprehensive loss within shareholders’ equity.

Revolving Credit Facility
On March 27, 2012, we entered into an unsecured $1.5 billion five-year revolving credit agreement (the “Credit Agreement”) with several financial institutions. On September 24, 2012, in connection with the acquisition of Coventry, we entered into a First Amendment (the “First Amendment”) to the Credit Agreement and also entered into an Incremental Commitment Agreement (the “Incremental Commitment Agreement”). On March 2, 2015, we entered into a Second Amendment to the Credit Agreement (the “Second Amendment”). On July 30, 2015, in connection with the Proposed Acquisition, we entered into a Third Amendment (the “Third Amendment,” and together with the First Amendment, the Incremental Commitment Agreement, the Second Amendment and the Credit Agreement, resulting in the “Facility”). The Facility is an unsecured $2.0 billion revolving credit agreement. The Third Amendment permits us to increase the commitments available under the Facility from $2.0 billion to $3.0 billion upon our request and the satisfaction of certain conditions, including the completion of the transactions contemplated by the Merger Agreement and the termination of Humana’s existing credit agreement dated as of July 9, 2013 (“Humana’s Existing Credit Agreement”). The Third Amendment also modified the calculation of total debt for the purposes of determining compliance prior to the Closing Date (as defined below) with certain covenants to exclude debt incurred by us to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith so long as either (A) the net proceeds of such debt are set aside to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith or (B) such debt is subject to mandatory redemption in the event that the Merger Agreement is terminated or expires.

In addition, upon our agreement with one or more financial institutions, we may expand the commitments under the Facility by an additional $500 million. The Facility also provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. In each of 2013, 2014 and 2015, we extended the maturity date of the Facility by one year. The maturity date of the Facility is March 27, 2020.

Various interest rate options are available under the Facility.  Any revolving borrowings mature on the termination date of the Facility.  We pay facility fees on the Facility ranging from .050% to .150% per annum, depending upon our long-term senior unsecured debt rating.  The facility fee was .100% at December 31, 2015.  The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%.  For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility). We met this requirement at December 31, 2015.  There were no amounts outstanding under the Facility at any time during the year ended December 31, 2015 or 2014.

Bridge Credit Agreement
On July 30, 2015, we entered into a 364-day senior unsecured bridge credit agreement (the “Bridge Credit Agreement”) with a group of fifteen lenders. Under the Bridge Credit Agreement, we may borrow on an unsecured basis an aggregate principal amount of up to $13.0 billion, to the extent that we have not received $13.0 billion of

Annual Report- Page 133

net cash proceeds from issuing senior notes or from certain other transactions on or prior to the closing date of the Proposed Acquisition (the “Closing Date”). Any proceeds of the Bridge Credit Agreement are required to be used to fund the Proposed Acquisition and to pay fees and expenses in connection with the Proposed Acquisition. The lenders' undrawn commitments under the Bridge Credit Agreement will be automatically and permanently reduced in an amount equal to, and we also will be required to make prepayments of any outstanding loans under the Bridge Credit Agreement with, the (i) net cash proceeds from the issuance of debt of Aetna or any of its subsidiaries, (ii) net cash proceeds from the issuance of equity of Aetna and (iii) net cash proceeds in excess of $300 million we receive from non-ordinary course asset sales, in each case subject to certain exceptions. The lenders’ obligation to fund the loans under the Bridge Credit Agreement is subject to the satisfaction of certain conditions, including the completion of the transactions contemplated by the Merger Agreement, the termination of Humana’s Existing Credit Agreement and our having used commercially reasonable efforts to issue senior notes to provide funds to pay for the cash portion of the consideration payable under the Merger Agreement, to pay Aetna’s fees and expenses related to the Proposed Acquisition and/or to refinance any loans made under the Bridge Credit Agreement. Any borrowings under the Bridge Credit Agreement mature 364 days after the Closing Date. The Bridge Credit Agreement contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%. For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Bridge Credit Agreement). For the purposes of determining compliance prior to the Closing Date with certain covenants, total debt also excludes debt incurred by us to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith so long as either (A) the net proceeds of such debt are set aside to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith or (B) such debt is subject to mandatory redemption in the event that the Merger Agreement is terminated or expires. The Bridge Credit Agreement also contains a covenant limiting “Restricted Payments” (as defined in the Bridge Credit Agreement) by Aetna, subject to certain exceptions and baskets, including an exception permitting the payment of regular cash dividends.

Amounts outstanding under the Bridge Credit Agreement will bear interest, at our option, either (a) at the London Interbank Offered Rate (“LIBOR”); or (b) at the base rate (defined as the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% per annum and (iii) LIBOR for an interest period of one month plus 1.00% per annum), plus, in each case, the applicable LIBOR margin or base rate margin depending upon the ratings of our long-term senior unsecured debt. The minimum and maximum LIBOR margins are 0.75% and 1.25% per annum, respectively, and the minimum and maximum base rate margins are 0% and 0.25% per annum, respectively, provided, however, that the applicable margins will increase by 0.25% per annum on the 90th day following the Closing Date and by an additional 0.25% per annum each 90th day thereafter while loans remain outstanding under the Bridge Credit Agreement. We will also pay to each lender on each of the following dates a duration fee equal to the following applicable percentages of the aggregate principal amount of such lender's loans outstanding under the Bridge Credit Agreement on such date: (i) 90 days after the Closing Date, 0.50%; (ii) 180 days after the Closing Date, 0.75%; and (iii) 270 days after the Closing Date, 1.00%. We will also pay the lenders certain other fees. There were no amounts outstanding under the Bridge Credit Agreement during 2015.

Term Loan Agreement
On July 30, 2015, we entered into a senior three-year term loan credit agreement (the “Term Loan Agreement”) with a group of seventeen lenders. Under the Term Loan Agreement, we may borrow on an unsecured basis an aggregate principal amount of up to $3.2 billion. Any proceeds of the Term Loan Agreement are required to be used to fund the Proposed Acquisition and to pay fees and expenses in connection with the Proposed Acquisition. The lenders’ obligation to fund the loans under the Term Loan Agreement is subject to the satisfaction of certain conditions, including the completion of the transactions contemplated by the Merger Agreement and the termination of Humana’s Existing Credit Agreement. Any borrowings under the Term Loan Agreement mature three years after the Closing Date. The Term Loan Agreement contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below 50%. For this purpose, consolidated capitalization equals the sum of total shareholders’ equity, excluding any overfunded or underfunded

Annual Report- Page 134

status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Term Loan Agreement). For the purposes of determining compliance prior to the Closing Date with certain covenants, total debt also excludes debt incurred by us to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith so long as either (A) the net proceeds of such debt are set aside to finance the Proposed Acquisition, the other financing transactions related to the Proposed Acquisition and/or the payment of fees and expenses incurred in connection therewith or (B) such debt is subject to mandatory redemption in the event that the Merger Agreement is terminated or expires. The Term Loan Agreement also contains a covenant limiting “Restricted Payments” (as defined in the Term Loan Agreement) by Aetna, subject to certain exceptions and baskets, including an exception permitting the payment of regular cash dividends.

Amounts outstanding under the Term Loan Agreement will bear interest, at our option, either (a) at LIBOR; or (b) at the base rate (defined as the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% per annum and (iii) LIBOR for an interest period of one month plus 1.00% per annum), plus, in each case, the applicable LIBOR margin or base rate margin depending upon the ratings of our long-term senior unsecured debt. The minimum and maximum LIBOR margins are 0.75% and 1.50% per annum, respectively, and the minimum and maximum base rate margins are 0.0% and 0.50% per annum, respectively. We will also pay the lenders certain other fees. There were no amounts outstanding under the Term Loan Agreement during 2015.

16.	Capital Stock

From time to time, our Board authorizes us to repurchase our common stock. The repurchases are effected from time to time in the open market, through negotiated transactions, including accelerated share repurchase agreements, and through plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The activity under Board authorized share repurchase programs in 2015, 2014 and 2013 was as follows:

	Purchase Not to Exceed	Shares Purchased
		2015		2014		2013
(Millions)		Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:
November 21, 2014	$1,000.0	—	$—	—	$—	—	$—
February 28, 2014	1,000.0	3.0	296.3	7.6	621.0	—	—
September 27, 2013	750.0	—	—	8.3	597.0	2.3	153.0
February 19, 2013	750.0	—	—	—	—	11.6	750.0
July 27, 2012	750.0	—	—	—	—	9.1	504.7
Total repurchases	N/A	3.0	$296.3	15.9	$1,218.0	23.0	$1,407.7

Repurchase authorization remaining at December 31,		N/A	$1,082.7	N/A	$1,379.0	N/A	$597.0

As described above, from time to time we enter into accelerated share repurchase agreements with unrelated third party financial institutions. The number of shares repurchased under each agreement is based on the volume-weighted average price of our common stock during the purchase period. We completed the following accelerated share repurchase programs with repurchase periods during the years ended December 31, 2015 and 2014:

Trade Date:	Value of Repurchase Program (Millions)	Repurchase Period	Number of Shares Repurchased (Millions)
May 16, 2014	$100.0	July 2014	1.2
August 5, 2014	100.0	October 2014	1.3
December 15, 2014	150.0	January and February 2015	1.6
March 2, 2015	100.0	April 2015	.9

Annual Report- Page 135

In December 2013, our Board increased our quarterly cash dividend to shareholders to $.225 per share. In November 2014, our Board increased our quarterly cash dividend to shareholders to $.25 per share. Prior to completion of the Proposed Acquisition, pursuant to the Merger Agreement, our regular quarterly cash dividend will not exceed $.25 per share. Our dividend policy following the completion of the Proposed Acquisition will be determined by our Board. Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or marketplace conditions change.

In 2015 and 2014 our Board declared the following cash dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid/ To be Paid	Total Dividends (Millions)
February 28, 2014	$.225	April 10, 2014	April 25, 2014	$80.4
May 30, 2014	.225	July 10, 2014	July 25, 2014	79.6
September 19, 2014	.225	October 16, 2014	October 31, 2014	79.0
November 21, 2014	.25	January 15, 2015	January 30, 2015	87.5
February 27, 2015	.25	April 9, 2015	April 24, 2015	87.1
May 15, 2015	.25	July 16, 2015	July 31, 2015	87.2
September 25, 2015	.25	October 15, 2015	October 30, 2015	87.2
December 4, 2015	.25	January 14, 2016	January 29, 2016	87.4

On February 19, 2016, our Board declared a cash dividend of $.25 per share that will be paid on April 29, 2016 to shareholders of record at the close of business on April 14, 2016.

In addition to the common stock disclosed on our balance sheets, 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized and none are issued or outstanding at December 31, 2015. At December 31, 2015, there were also 442 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

17.    Dividend Restrictions and Statutory Surplus

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

Under applicable regulatory requirements, at December 31, 2015, the amount of dividends that may be paid by our insurance and HMO subsidiaries without prior approval by regulatory authorities was approximately $1.9 billion in the aggregate.  There are no such restrictions on distributions from Aetna to its shareholders. Prior to completion of the Proposed Acquisition, pursuant to the Merger Agreement, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than a regular quarterly cash dividend in the ordinary course of business, which will not exceed $.25 per share. In addition, the Bridge Credit Agreement and Term Loan Agreement each contain a covenant limiting “Restricted Payments” (as defined in the applicable agreement) by Aetna, subject to certain exceptions and baskets, including an exception permitting the payment of regular cash dividends. During 2015, our insurance and HMO subsidiaries paid approximately $2.3 billion of dividends to the Company.

Annual Report- Page 136

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2015, 2014 and 2013 for our insurance and HMO subsidiaries were as follows:

(Millions)	2015	2014	2013
Statutory net income	$2,186.2	$2,126.6	$1,750.1
Statutory capital and surplus	9,883.4	9,405.8	8,431.0

18.	Reinsurance

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

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were $634 million, $189 million and $110 million in 2015, 2014 and 2013, respectively. Reinsurance recoverables related to these obligations were approximately $1.2 billion at both December 31, 2015 and 2014 and $793 million at December 31, 2013, of which $681 million was associated with two reinsurers at December 31, 2015. Additionally, at December 31, 2015 and 2014, we recorded reinsurance recoverables under Health Care Reform’s temporary three-year reinsurance program of $394 million and $338 million, respectively. Refer to Note 2 beginning on page 88 for additional information about Health Care Reform’s temporary three-year reinsurance program, which expires at the end of 2016.

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

Effective 2015, 2014 and 2013, we entered into certain three to five-year reinsurance agreements with unrelated reinsurers. At December 31, 2015, 2014 and 2013, these agreements and similar agreements that have expired allowed us to reduce our required capital and provided an aggregate of $550 million, $500 million and $690 million, respectively, of collateralized excess of loss reinsurance coverage on a portion of our group Commercial Insured Health Care business.

Annual Report- Page 137

In January 2016, we entered into four-year reinsurance agreements with Vitality Re VII Limited, an unrelated reinsurer. The agreements allow us to reduce our required capital and provide $200 million of collateralized excess of loss reinsurance coverage on a portion of our group Commercial Insured Health Care business.

19.	Commitments and Contingencies

Guarantees
We have the following significant guarantee and indemnification arrangements at December 31, 2015.

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

•
Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and certain of our our reinsurance agreements, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we or they purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2015, we do not believe that our future obligations under any of these agreements will be material to our financial position.

•
Separate Accounts assets - Certain Separate Accounts assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were approximately $2.0 billion and $2.2 billion at December 31, 2015 and 2014, respectively. Refer to Note 2 beginning on page 88 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Account’s investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability. Contract holders’ balances in the Separate Accounts at December 31, 2015 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2015.

•
Minimum Volume Commitments - In connection with the Coventry acquisition we assumed certain supplier agreements with minimum volume commitments which require us to make payments to the suppliers if the level of medical membership subject to the agreements falls below specified levels. The maximum potential amount of future payments we could be required to make over the remaining terms of the agreements, assuming the medical membership subject to the agreements is zero, is $38 million.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers.  Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered as offsets to premium taxes.  Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer-governed health plans established under Health Care Reform.  In 2009, the

Annual Report- Page 138

Pennsylvania Insurance Commissioner (the “Commissioner”) placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. In 2012, the state court denied the Commissioner’s petition for liquidation. The Pennsylvania Supreme Court affirmed that ruling in July 2015. The state court’s 2012 order directed the Commissioner to develop a plan of rehabilitation. The Commissioner filed an initial rehabilitation plan in April 2013, and filed amended plans in August 2014 and October 2014. The state court began a hearing in July 2015, which is schedule to continue in the spring of 2016, to consider the Commissioner’s most recent proposed rehabilitation plan, which contemplates a partial liquidation of Penn Treaty. If Penn Treaty is placed in liquidation, we and other insurers likely would be assessed immediately or over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders.  We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict when or to what extent Penn Treaty ultimately will be declared insolvent, the amount of the insolvency, the amount and timing of associated future guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets.  It is reasonably possible that during 2016 we may record a liability and expense relating to Penn Treaty and/or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

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

Various plaintiffs who are health care providers or medical associations seek to represent nationwide classes of out-of-network providers who provided services to our members during the period from 2001 to the present.  Various plaintiffs who are members in our health plans seek to represent nationwide classes of our members who received services from out-of-network providers during the period from 2001 to the present.  Taken together, these lawsuits allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and federal antitrust laws, either acting alone or in concert with our competitors.  The purported classes seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys’ fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA.  Individual lawsuits that generally contain similar allegations and seek similar relief have been brought by health plan members and out-of-network providers.

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

Annual Report- Page 139

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

On December 6, 2012, we entered into an agreement to settle MDL 2020. Under the terms of the proposed nationwide settlement, we would have been released from claims relating to our out-of-network reimbursement practices from the beginning of the applicable settlement class period through August 30, 2013. The settlement agreement did not contain an admission of wrongdoing. The medical associations were not parties to the settlement agreement.

Under the settlement agreement, we would have paid up to $120 million to fund claims submitted by health plan members and health care providers who were members of the settlement classes. These payments also would have funded the legal fees of plaintiffs’ counsel and the costs of administering the settlement. In connection with the proposed settlement, the Company recorded an after-tax charge to net income attributable to Aetna of $78 million in the fourth quarter of 2012.

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

On June 30, 2015, the New Jersey District Court granted in part our motion to dismiss the proceeding. The New Jersey District Court dismissed with prejudice the plaintiffs’ RICO and federal antitrust claims; their ERISA claims that are based on our disclosures and our purported breach of fiduciary duties; and certain of their state law claims. The New Jersey District Court also dismissed with prejudice all claims asserted by several medical association plaintiffs. The plaintiffs’ remaining claims are for ERISA benefits and breach of contract. We intend to vigorously defend ourselves against the plaintiffs’ remaining claims.

We also have received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to, and we are involved in other litigation regarding, our out-of-network benefit payment and administration practices.  It is reasonably possible that others could initiate additional litigation or additional regulatory action against us with respect to our out-of-network benefit payment and/or administration practices.

CMS Actions
The Centers for Medicare & Medicaid Services (“CMS”) regularly audits our performance to determine our compliance with CMS’s regulations and our contracts with CMS and to assess the quality of services we provide to Medicare beneficiaries.  CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information prepared, maintained and provided by health care providers.  We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions to us and document their medical records, including the diagnosis data submitted to us with claims.  CMS pays increased premiums to Medicare Advantage plans and prescription drug program plans for members who have certain medical conditions identified with specific diagnosis codes.  Federal regulators review and audit the providers’ medical records to determine whether those records support the related diagnosis codes that determine the members’ health status and the resulting risk-adjusted premium payments to us.  In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company’s plans, to

Annual Report- Page 140

validate coding practices and supporting medical record documentation maintained by health care providers and the resulting risk adjusted premium payments to the plans. CMS may require us to refund premium payments if our risk adjusted premiums are not properly supported by medical record data. The Office of Inspector General (the “OIG”) also is auditing risk adjustment data of other companies, and we expect CMS and the OIG to continue auditing risk adjustment data.

CMS revised its audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the revised methodology, among other things, CMS will project the error rate identified in the audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited. Historically, CMS did not project sample error rates to the entire contract. As a result, the revised methodology may increase our exposure to premium refunds to CMS based on incomplete medical records maintained by providers. Since 2013, CMS has selected certain of our Medicare Advantage contracts for contract years 2011 and 2012 for audit. We are currently unable to predict which of our Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to us, the effect of any such refunds or adjustments on the actuarial soundness of our Medicare Advantage bids, or whether any RADV audit findings would cause a change to our method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in our bids for prior contract years or the current contract year. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV, Public Exchange related or other audits by CMS, the OIG, HHS or otherwise, including audits of our minimum medical loss ratio rebates, methodology and/or reports, could be material and could adversely affect our operating results, financial position and cash flows.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including claims of or relating to bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay or administer claims and benefits in our Health Care and Group Insurance businesses (including our post-payment audit and collection practices and reductions in payments to providers due to sequestration), provider network structure (including the use of performance-based networks and termination of provider contracts), provider directory accuracy, rescission of insurance coverage, improper disclosure of personal information, anticompetitive practices, patent infringement and other intellectual property litigation, other legal proceedings in our Health Care and Group Insurance businesses and employment litigation.  Some of these other lawsuits are or are purported to be class actions.  We intend to vigorously defend ourselves against the claims brought in these matters.

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

Annual Report- Page 141

investigations by, and subpoenas and requests from, attorneys general and others described above under “Out-of-Network Benefit Proceedings.”

A significant number of states are investigating life insurers’ claims payment and related escheat practices, and these investigations have resulted in significant charges to earnings by other life insurers in connection with related settlements.  We have received requests for information from a number of states, and certain of our subsidiaries are being audited, with respect to our life insurance claim payment and related escheat practices.  In the fourth quarter of 2013, we made changes to our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations, including expanding our existing use of the Social Security Administration’s Death Master File to identify additional potentially unclaimed death benefits and locate applicable beneficiaries. As a result of these changes, in the fourth quarter of 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax). Given the judicial, legislative and regulatory uncertainty with respect to life insurance claim payment and related escheat practices, it is reasonably possible that we may incur additional liability related to those practices, whether as a result of further changes in our business practices, litigation, government actions or otherwise, which could adversely affect our operating results and cash flows.

There also continues to be a heightened level of review and/or audit by regulatory authorities of, and increased litigation regarding, our and the rest of the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including provider network adequacy, the use of performance-based networks and termination of provider contracts), provider directory accuracy, calculation of minimum medical loss ratios, delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices (including the use of narrow networks and the placement of drugs in formulary tiers), sales practices, customer service practices, vendor oversight and claim payment practices (including payments to out-of-network providers and payments on life insurance policies).

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

Annual Report- Page 142

Other Obligations
We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $165 million, $177 million and $170 million in 2015, 2014 and 2013, respectively. For 2016 through 2020, our future net minimum payments under non-cancelable leases and funding obligations relating to equity limited partnership investments and real estate partnerships were as following:

(Millions)	2016	2017	2018	2019	2020
Future net minimum payments under non-cancelable leases	$142	$115	$92	$62	$38
Funding requirements for equity limited partnership investments and real estate partnerships	142	96	83	59	58
Total	$284	$211	$175	$121	$96

20.	Segment Information

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

Annual Report- Page 143

Summarized financial information of our segment operations for 2015, 2014 and 2013 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions (2)	Corporate Financing	Total Company
2015
Revenue from external customers	$57,202.6	$2,240.4	$41.6	$—	$59,484.6
Net investment income	408.4	237.9	270.1	—	916.4
Interest expense	—	—	—	363.6	363.6
Depreciation and amortization expense	671.1	.2	—	—	671.3
Income taxes (benefits)	1,908.1	38.3	(8.4)	(97.0)	1,841.0
Operating earnings (loss) (1)	2,711.8	136.0	17.0	(147.7)	2,717.1
Segment assets	38,128.4	5,446.3	9,849.4	—	53,424.1
2014
Revenue from external customers	$54,676.6	$2,214.2	$86.1	$—	$56,976.9
Net investment income	367.6	261.2	317.1	—	945.9
Interest expense	—	—	—	329.3	329.3
Depreciation and amortization expense	627.8	1.2	—	—	629.0
Income taxes (benefits)	1,587.2	57.4	.7	(190.6)	1,454.7
Operating earnings (loss) (1)	2,376.5	171.0	20.7	(163.6)	2,404.6
Segment assets	36,614.7	5,510.8	11,276.6	—	53,402.1
2013
Revenue from external customers	$44,085.2	$2,053.3	$248.6	$—	$46,387.1
Net investment income	309.3	286.6	320.4	—	916.3
Interest expense	—	—	—	333.7	333.7
Depreciation and amortization expense	564.7	4.4	—	—	569.1
Income taxes (benefits)	1,078.4	32.3	21.8	(103.9)	1,028.6
Operating earnings (loss) (1)	2,267.4	130.9	21.2	(178.4)	2,241.1
Segment assets	33,212.9	5,520.3	11,031.6	—	49,764.8

(1)	Operating earnings (loss) excludes net realized capital gains or losses, amortization of other acquired intangible assets and the other items described in the reconciliation on page 145.

(2)
In 2013, pursuant to contractual rights exercised by the contract holders, certain existing group annuity contracts converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million non-cash benefit expense on group annuity conversion for these contracts during 2013.

Annual Report- Page 144

A reconciliation of operating earnings (1) to net income attributable to Aetna in 2015, 2014 and 2013 was as follows.

(Millions)	2015	2014	2013
Operating earnings	$2,717.1	$2,404.6	$2,241.1
Transaction, integration-related and restructuring costs, net of tax	(189.8)	(134.2)	(233.5)
Litigation-related proceeds, net of tax	71.3	—	—
Loss on early extinguishment of long-term debt, net of tax	—	(117.8)	—
Pension settlement charge, net of tax	—	(72.5)	—
Release of litigation-related reserve, net of tax	—	67.0	—
Charge for changes in our life insurance claim payment practices, net of tax	—	—	(35.7)
Reduction of reserve for anticipated future losses on discontinued products, net of tax	—	—	55.9
Reversal of allowance and gain on sale of reinsurance recoverable, net of tax	—	—	32.1
Amortization of other acquired intangible assets, net of tax	(166.0)	(158.2)	(139.5)
Net realized capital (losses) gains, net of tax	(42.4)	51.9	(6.8)
Net income attributable to Aetna	$2,390.2	$2,040.8	$1,913.6

(1)
In addition to net realized capital gains and losses and amortization of other acquired intangible assets, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

•
We incurred transaction, integration-related and restructuring costs of $189.8 million ($273.3 million pretax) during 2015. Transaction and integration-related costs relate to the acquisitions of Coventry, InterGlobal and bswift and the Proposed Acquisition. We incurred transaction and integration-related costs of $134.2 million ($200.7 million pretax) related to the acquisitions of Coventry, bswift and InterGlobal during 2014. We incurred transaction, integration-related and restructuring costs of $233.5 million ($332.8 million pretax) during 2013 related to the acquisition of Coventry. Transaction costs include advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses, as well as the cost of the Bridge Credit Agreement and the Term Loan Agreement and the bridge credit agreement that was in effect prior to the Coventry acquisition, which are reflected in our GAAP Consolidated Statements of Income in interest expense. In 2013, transaction costs also include transaction-related payments as well as expenses related to the negative cost of carry associated with the permanent financing that we obtained in November 2012 for the Coventry acquisition. Prior to the Coventry Acquisition Date, that negative cost of carry was excluded from operating earnings. The components of the negative cost of carry are reflected in our GAAP Consolidated Statements of Income in interest expense, net investment income, and general and administrative expenses. On and after the Coventry Acquisition Date, the interest expense and general and administrative expenses associated with the permanent financing are no longer excluded from operating earnings. Restructuring costs in 2015 primarily consist of severance costs associated with our expense management and cost control initiatives. Restructuring costs in 2013, primarily comprised of severance and real estate consolidation costs, are related to the acquisition of Coventry and our expense management and cost control initiatives. Restructuring costs are reflected in our GAAP Consolidated Statements of Income in general and administrative expenses.

•
In 2015, we received proceeds of $71.3 million ($109.6 million pretax), net of legal costs, in connection with a litigation settlement. These net proceeds were recorded in fees and other revenue in our GAAP Consolidated Statements of Income.

•	In 2014, we incurred losses on the early extinguishment of long-term debt of $117.8 million ($181.2 million pretax) related to the redemption of certain of our outstanding senior notes.

•
During 2014, we enhanced the Aetna Pension Plan to allow certain current and former employees to elect a 100% lump-sum distribution. In addition, we also announced a limited-time offer permitting certain former employees with deferred vested balances to elect a 100% lump-sum distribution. The distributions in 2014 were funded from existing Aetna Pension Plan assets, and we recorded a related non-cash settlement charge of $72.5 million ($111.6 million pretax) during 2014 in general and administrative expenses. Refer to Note 12 beginning on page 118 for additional information on the pension settlement charge.

•
In 2012, we recorded a charge of $78 million ($120.0 million pretax) related to the settlement of purported class action litigation regarding our payment practices related to out-of-network health care providers. That charge included the estimated cost of legal fees of plaintiffs’ counsel and the costs of administering the settlement. In 2014, we exercised our right to terminate the settlement agreement. As a result, we released the reserve established in connection with the settlement agreement, net of amounts due to the settlement administrator, which reduced 2014 other general and administrative expenses by $67.0 million ($103.0 million pretax). Refer to Note 19 beginning on page 138 for additional information on the termination of the settlement agreement.

•
In 2013, we increased our estimated liability for unpaid life insurance claims with respect to insureds who passed away on or before December 31, 2013, and recorded in current and future benefits a charge of $35.7 million ($55.0 million pretax) as a result of changes during the fourth quarter of 2013 in our life insurance claim payment practices (including related escheatment practices) based on evolving industry practices and regulatory expectations and interpretations. Refer to Note 19 beginning on page 138 for additional information on the changes in our life insurance claim payment practices.

•
In 1993, we discontinued the sale of our fully guaranteed large case pensions products and established a reserve for anticipated future losses on these products, which we review quarterly. In 2013, we reduced the reserve for anticipated future losses on discontinued products by $55.9 million ($86.0 million pretax). We believe excluding any changes in the reserve for anticipated future losses on discontinued products from operating earnings provides more useful information as to our continuing products and is consistent with the treatment of the operating results of these discontinued products, which are credited or charged to the reserve and do not affect our operating results. Refer to Note 21 beginning on page 146 for additional information on the reduction of the reserve for anticipated future losses on discontinued products.

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

Annual Report- Page 145

Revenues from external customers by product in 2015, 2014 and 2013 were as follows:

(Millions)	2015	2014	2013
Health care premiums	$51,618.1	$49,562.2	$39,659.7
Health care fees and other revenue	5,584.5	5,114.4	4,425.5
Group life	1,215.8	1,240.9	1,158.9
Group disability	980.7	929.0	849.5
Group long-term care	43.9	44.3	44.9
Large case pensions, excluding group annuity contract conversion premium	41.6	86.1	149.6
Group annuity contract conversion premium (1)	—	—	99.0
Total revenue from external customers (2) (3)	$59,484.6	$56,976.9	$46,387.1

(1)
In 2013, pursuant to contractual rights exercised by the contract holders, certain existing group annuity contracts converted from participating to non-participating contracts.  Upon conversion, we recorded $99.0 million of non-cash group annuity conversion premium for these contracts and a corresponding $99.0 million non-cash benefit expense on group annuity conversion for these contracts during 2013.

(2)	All within the U.S., except approximately $1.3 billion, $1.2 billion and $886 million in 2015, 2014 and 2013, respectively, which were derived from foreign customers.

(3)
Revenue from the U.S. federal government was approximately $17.8 billion, $16.5 billion and $12.2 billion in 2015, 2014 and 2013, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2015, 2014 and 2013.

The following is a reconciliation of revenue from external customers to total revenues included in our statements of income in 2015, 2014 and 2013:

(Millions)	2015	2014	2013
Revenue from external customers	$59,484.6	$56,976.9	$46,387.1
Net investment income	916.4	945.9	916.3
Net realized capital (losses) gains	(64.5)	80.4	(8.8)
Total revenue	$60,336.5	$58,003.2	$47,294.6

Long-lived assets, which are principally within the U.S., were $622 million and $666 million at December 31, 2015 and 2014, respectively.

21.	Discontinued Products

Prior to 1993, we sold single-premium annuities (“SPAs”) and guaranteed investment contracts (“GICs”), primarily to employer sponsored pension plans.  In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is currently greater than 30 years for SPAs); so we established a reserve for anticipated future losses at the time of discontinuance. At both December 31, 2015 and 2014, our remaining GIC liability was not material. This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts.

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

Annual Report- Page 146

We review the adequacy of this reserve quarterly based on actual experience.  As long as our expected future losses remain consistent with prior projections, the results of the discontinued products are applied against the reserve and do not impact net income attributable to Aetna.  If actual or expected future losses are greater than we currently estimate, we may increase the reserve, which could adversely impact net income attributable to Aetna.  If actual or expected future losses are less than we currently estimate, we may decrease the reserve, which could favorably impact net income attributable to Aetna. As a result of this review, $55.9 million ($86.0 million pretax) of the reserve was released during 2013. This reserve release was primarily due to favorable investment performance as well as favorable retirement experience compared to assumptions we previously made in estimating the reserve.  The reserve at each of December 31, 2015 and 2014 reflects management’s best estimate of anticipated future losses, and is included in future policy benefits on our balance sheet.

The activity in the reserve for anticipated future losses on discontinued products in 2015, 2014 and 2013 was as follows (pretax):

(Millions)	2015	2014	2013
Reserve, beginning of period	$1,014.7	$979.5	$978.5
Operating (loss) income	(8.6)	6.0	1.0
Net realized capital gains	61.1	29.2	86.0
Reserve reduction	—	—	(86.0)
Reserve, end of period	$1,067.2	$1,014.7	$979.5

During 2015, our discontinued products reflected operating losses and net realized capital gains, primarily attributable to gains from the sale of other invested assets and investment real estate. During 2014, our discontinued products reflected operating income and net realized capital gains, primarily attributable to gains from the sale of debt securities. In 2013, our discontinued products reflected operating income and net realized capital gains, primarily attributable to gains from the sale of other investments and from the sale of debt and equity securities. We evaluated these 2015 results against the expectations of future cash flows assumed in estimating the reserve for anticipated future losses and do not believe that an adjustment to the reserve was required at December 31, 2015.

The anticipated run-off of the discontinued products reserve balance at December 31, 2015 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)
2016	$58.4
2017	57.1
2018	55.6
2019	53.9
2020	52.2
Thereafter	790.0

Annual Report- Page 147

Assets and liabilities supporting discontinued products at 2015 and 2014 were as follows: (1)

(Millions)	2015	2014
Assets:
Debt and equity securities available for sale	$2,019.6	$2,376.2
Mortgage loans	396.0	386.8
Other investments	643.5	662.2
Total investments	3,059.1	3,425.2
Other assets	128.9	112.9
Collateral received under securities lending agreements	—	200.7
Current and deferred income taxes	20.5	—
Receivable from continuing products (2)	602.0	566.5
Total assets	$3,810.5	$4,305.3
Liabilities:
Future policy benefits	$2,493.5	$2,645.8
Reserve for anticipated future losses on discontinued products	1,067.2	1,014.7
Collateral payable under securities lending agreements	—	200.7
Current and deferred income taxes	—	27.9
Other liabilities (3)	249.8	416.2
Total liabilities	$3,810.5	$4,305.3

(1)	Assets supporting the discontinued products are distinguished from assets supporting continuing products.

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

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $396 million (13% of the investment portfolio) at December 31, 2015. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $89 million (3% of the investment portfolio) at December 31, 2015, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt securities, equity securities and other investments. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2015, the expected run-off of the SPA and GIC liabilities, including future interest, was as follows: (1)

(Millions)
2016	$366.8
2017	351.0
2018	334.8
2019	318.8
2020	302.8
Thereafter	3,837.6

(1)	At both December 31, 2015 and 2014, our remaining GIC liability was not material.

Annual Report- Page 148

The liability expected as of December 31, 1993 and the actual liability balances at December 31, 2015, 2014 and 2013 for the GIC and SPA liabilities were as follows:

	Expected		Actual
(Millions)	GIC	SPA	GIC	SPA
2013	$15.7	$2,448.9	$—	$2,804.8
2014	12.0	2,281.0	—	2,645.8
2015	9.5	2,112.0	—	2,493.5

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $356 million, $378 million and $392 million for the years ended December 31, 2015, 2014 and 2013, respectively. Participant-directed withdrawals from our discontinued products were not significant in the years ended December 31, 2015, 2014 or 2013.  Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

Annual Report- Page 149

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

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2015. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework” (2013). Based on this assessment, management concluded that our ICOFR was effective at December 31, 2015. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 151.

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

The Audit Committee of Aetna’s Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears on page 151.

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

Annual Report- Page 150

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:
We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
/s/ KPMG LLP
Hartford, Connecticut
February 19, 2016

Annual Report- Page 151

Quarterly Data (unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2015
Total revenue	$15,094.1	$15,240.9	$14,953.0	$15,048.5

Income before income taxes	$1,366.6	$1,261.6	$1,022.9	$584.5
Income taxes	(590.3)	(527.0)	(460.5)	(263.2)
Net income including non-controlling interests	776.3	734.6	562.4	321.3
Less: Net (loss) income attributable to non-controlling interests	(1.2)	2.8	2.3	.5
Net income attributable to Aetna	$777.5	$731.8	$560.1	$320.8

Net income attributable to Aetna per share - basic (1)	$2.22	$2.10	$1.60	$.92
Net income attributable to Aetna per share - diluted (1)	2.20	2.08	1.59	.91

Dividends declared per share	$.25	$.25	$.25	$.25
Common stock prices, high	109.26	132.60	128.90	115.34
Common stock prices, low	87.60	106.08	105.30	99.89

2014
Total revenue	$13,994.8	$14,509.4	$14,727.8	$14,771.2

Income before income taxes	$1,149.7	$924.6	$996.9	$428.7
Income taxes	(480.3)	(377.4)	(398.1)	(198.9)
Net income including non-controlling interests	669.4	547.2	598.8	229.8
Less: Net income (loss) attributable to non-controlling interests	3.9	(1.6)	4.3	(2.2)
Net income attributable to Aetna	$665.5	$548.8	$594.5	$232.0

Net income attributable to Aetna per share - basic (1)	$1.84	$1.54	$1.68	$.66
Net income attributable to Aetna per share - diluted (1)	1.82	1.52	1.67	.65

Dividends declared per share	$.225	$.225	$.225	$.25
Common stock prices, high	75.71	82.46	84.94	90.84
Common stock prices, low	65.15	67.77	75.22	73.43

(1)	Calculation of net income attributable to Aetna per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Annual Report- Page 152

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor’s 500 Stock Index (“S&P 500”) and the cumulative total return on the published Standard & Poor’s Supercomposite Managed Health Care Index (“S&P MHCI”) from December 31, 2010 through December 31, 2015. The graph assumes a $100 investment in shares of our common stock on December 31, 2010.

Cumulative Total Return From December 31, 2010 to December 31, 2015 of Aetna Common Stock, S&P 500 and S&P MHCI

$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Index Value
2010
2011
2012
2013
2014
2015
AET
S&P
S&P MHCI

	2010	2011	2012	2013	2014	2015
AET	$ 100.0	$ 139.9	$ 156.1	$ 234.5	$ 307.4	$ 377.7
S&P	100.0	102.1	118.4	156.8	178.2	180.7
S&P MHCI	100.0	135.3	143.6	211.1	284.1	344.8

(1) At December 31, 2015, the companies included in the S&P MHCI were: Aetna Inc., Anthem, Inc. (formerly WellPoint, Inc.), Centene Corporation, Cigna Corporation, Health Net, Inc., Humana Inc., Magellan Health, Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated and WellCare Health Plans, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

Annual Report- Page 153